Form 20-F
period 2018-06-30
Endava plc
filed 2018-10-11
CIK 1656081

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________________________________________
Form 20-F
______________________________________________________
(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 5(d) OF THE SECURITIES ACT OF 1934
For the fiscal year ended June 30, 2018
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number 001-38607
________________________________________________________________________________________________________________________________________________________________________________________________
ENDAVA PLC
(Exact name of Registrant as specified in its charter
and translation of Registrant’s name into English)
________________________________________________________________________________________________________________________________________________________________________________________________

England and Wales
(Jurisdiction of Incorporation or Organization)
125 Old Broad Street, London EC2N 1AR
(Address of principal executive offices)
John Cotterell Chief Executive Officer Endava PLC 125 Old Broad Street, London EC2N 1AR Tel: +44 20 7367 1000
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing the right to receive one Class A ordinary share, nominal value £0.02 per share	New York Stock Exchange
Class A ordinary shares, nominal value £0.02 per share*	New York Stock Exchange

*	Not for trading, but only in connection with the registration of the American Depositary Shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act. None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
Ordinary shares, nominal value £0.02 per ordinary share: 49,804,145, as of June 30, 2018. As of October 10, 2018, 11,994,980 Class A, 27,257,215 Class B and 13,780,945 Class C ordinary shares were outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
	☐ Yes	☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
	☐ Yes	☒ No
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

	☒ Yes	☐ No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

	☒ Yes	☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,"accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
	U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Financial Reporting Standards Board ☒	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
	Item 17 ☐	Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
	☐ Yes	☒ No

INTRODUCTION
Unless otherwise indicated or the context otherwise requires, all references in this Annual Report on Form 20-F to the terms “Endava,” “Endava Limited,” “Endava plc,” the “Group,” the “Company,” “we,” “us,” and “our” refer to (i) Endava Limited and our wholly-owned subsidiaries for all periods prior to the completion of our corporate reorganization and (ii) Endava plc and our wholly-owned subsidiaries for all periods after the re-registration of Endava Limited as a public limited company.
On July 6, 2018, we re-registered Endava Limited as a public limited company and our name was changed from Endava Limited to Endava plc.
PRESENTATION OF FINANCIAL INFORMATION
Our fiscal year ends on June 30. Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.
Our financial information is presented in British Pounds. For the convenience of the reader, in this Annual Report on Form 20-F, unless otherwise indicated, translations from British Pounds into U.S. dollars were made at the rate of £1.00 to $1.3198, which was the rate in effect on June 30, 2018. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of British Pounds at the dates indicated. All references in this Annual Report on Form 20-F to “$” mean U.S. dollars and all references to “£” and “GBP” mean British Pounds.
We have made rounding adjustments to some of the figures included in this Annual Report on Form 20-F. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report on Form 20-F contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this Annual Report on Form 20-F can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “plan,” “potential” and “should,” among others.
Forward-looking statements appear in a number of places in this Annual Report on Form 20-F and include, but are not limited to, statements regarding our intent, belief, or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to substantial risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various important factors, including, but not limited to, those identified under “Risk Factors.” In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a guarantee by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all.
Forward-looking statements include, but are not limited to, statements about:

•	our ability to sustain our revenue growth rate in the future;

•	our ability to retain existing clients and attract new clients, including our ability to increase revenue from existing clients and diversify our revenue concentration;

•	our ability to attract and retain highly-skilled IT professionals at cost-effective rates;

•	our ability to penetrate new industry verticals and geographies and grow our revenue in current industry verticals and geographies;

•	our ability to maintain favorable pricing and utilization rates;

•	our ability to successfully identify acquisition targets, consummate acquisitions and successfully integrate acquired businesses and personnel;

•	the effects of increased competition as well as innovations by new and existing competitors in our market;

•	the size of our addressable market and market trends;

•	our ability to adapt to technological change and innovate solutions for our clients;

•	our plans for growth and future operations, including our ability to manage our growth;

•	our expectations of future operating results or financial performance;

•	our ability to effectively manage our international operations, including our exposure to foreign currency exchange rate fluctuations; and

•	our future financial performance, including trends in revenue, cost of sales, gross profit, selling, general and administrative expenses, finance income and expense and taxes.
Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Annual Report on Form 20-F and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.
You should read this Annual Report on Form 20-F and the documents that we reference herein and have filed as exhibits to this Annual Report on Form 20-F, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

MARKET AND INDUSTRY DATA
Certain industry data and market data included in this Annual Report on Form 20-F were obtained from independent third-party surveys, market research, publicly available information, reports of governmental agencies, and industry publications and surveys. All of the market data used in this Annual Report on Form 20-F involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We believe that the information from these industry publications and surveys included in this Annual Report on Form 20-F is reliable. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

PART 1
Item 1. Identity of Directors, Senior Management and Advisers
Not Applicable.
Item2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
A. Selected Financial Data
The following tables set forth our selected consolidated financial data for the periods indicated. We have derived the consolidated statement of comprehensive income for the fiscal years ended June 30, 2018, 2017 and 2016 and the consolidated balance sheet data as of June 30, 2018 and 2017 from our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. We have derived the consolidated balance sheet data as of June 30, 2016 from our audited consolidated financial statements not included elsewhere in this Annual Report on Form 20-F.  In order to provide additional historical financial information, we have included supplemental unaudited consolidated statements of comprehensive income data for the fiscal year ended June 30, 2015 and the consolidated balance sheet data as of June 30, 2015, which is derived from the consolidated statement of comprehensive income for the fiscal year ended June 30, 2015 and the consolidated balance sheet data as of June 30, 2015 from our unaudited financial statements, which are not included elsewhere in this Annual Report on Form 20-F. Our historical results are not necessarily indicative of the results that should be expected for any future period. This data should be read together with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” as well as our consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 20-F.

We maintain our books and records in British Pounds, and we prepare our financial statements in accordance with IFRS as issued by the IASB. We report our financial results in British Pounds.

	Fiscal Year Ended June 30,
	2018	2017	2016	2015
	(in thousands, except for share and per share amounts)
Consolidated Statement of Comprehensive Income:
Revenue	£217,613	£159,368	£115,432	£84,107
Cost of sales:
Direct cost of sales(1)	(132,775)	(98,853)	(68,517)	(49,717)
Allocated cost of sales	(12,668)	(9,907)	(6,529)	(3,674)
Total cost of sales	(145,443)	(108,760)	(75,046)	(53,391)
Gross profit	72,170	50,608	40,386	30.716
Selling, general and administrative expenses(1)	(46,737)	(27,551)	(20,453)	(13,729)
Operating profit	25,433	23,057	19,933	16,987
Net finance (costs)/income	(783)	(1,357)	898	(1,781)
Profit before tax	24,650	21,700	20,831	15,206
Tax on profit on ordinary activities	(5,675)	(4,868)	(4,125)	(1,659)
Net profit	£18,975	£16,832	£16,706	£13,547
Earnings per share, basic	£0.42	£0.37	£0.37	£0.35
Earnings per share, diluted	£0.38	£0.34	£0.34	£0.29
Weighted average number of shares outstanding, basic	45,100.165	45,258,750	45,389,210	38,482,460
Weighted average number of shares outstanding, diluted	50,426.216	49,292,520	49,318,045	46,150,255
Other Financial Data:
Revenue period-over-period growth rate	36.5%	38.1%	37.2%	31.6%
Profit before tax margin	11.3%	13.6%	18.0%	18.1%
Net cash provided by operating activities	£33,984	£14,740	£10,897	£11,107
________________

(1)	Includes share-based compensation expenses as follows:

	Fiscal Year Ended June 30,
	2018	2017	2016	2015
	(in thousands)
Direct cost of sales	£1,006	£560	£587	£115
Selling, general and administrative expenses	499	294	181	65
Total	£1,505	£854	£768	£180

	As of June 30,
	2018	2017	2016	2015
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	£15,048	£23,571	£12,947	£13,362
Working capital (1)	(3,042)	11,028	3,180	12,038
Total assets	151,014	106,382	72,897	57,000
Total liabilities	81,515	57,662	43,104	31,014
Total equity	69,499	48,720	29,793	25,986
________________

(1)	Working capital is defined as total current assets minus total current liabilities.

Non-IFRS Measures and Other Management Metrics
We regularly monitor a number of financial and operating metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. Our management metrics may be calculated in a different manner than similarly titled metrics used by other companies.

	Fiscal Year Ended June 30,
	2018	2017	2016	2015
	(pounds in thousands)
Revenue growth rate at constant currency(1)	37.2%	28.5%	36.6%	32.6%
Average number of employees involved in delivery of our services(2)	3,957	3,181	2,336	1,645
Revenue concentration(3)	41.5%	49.1%	53.7%	65.5%
Number of large clients(4)	46	34	26	18
Adjusted profit before taxes margin(5)	15.4%	15.8%	19.7%	19.2%
Free cash flow(6)	£28,727	£11,186	£10,115	£9,492
________________

(1)
We monitor our revenue growth rate at constant currency. As the impact of foreign currency exchange rates is highly variable and difficult to predict, we believe revenue growth rate at constant currency allows us to better understand the underlying business trends and performance of our ongoing operations on a period-over-period basis. We calculate revenue growth rate at constant currency by translating revenue from entities reporting in foreign currencies into British Pounds using the comparable foreign currency exchange rates from the prior period. For example, the average rates in effect for the fiscal year ended June 30, 2017 were used to convert revenue for the fiscal year ended June 30, 2018 and the revenue for the comparable prior period ended June 30, 2017, rather than the actual exchange rates in effect during the respective period. Revenue growth rate at constant currency is not a measure calculated in accordance with IFRS. While we believe that revenue growth rate at constant currency provides useful information to investors in understanding and evaluating our results of operations in the same manner as our management, our use of revenue growth rate at constant currency has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Further, other companies, including companies in our industry, may report the impact of fluctuations in foreign currency exchange rates differently, which may reduce the value of our revenue growth rate at constant currency as a comparative measure. The following table presents a reconciliation of revenue growth rate at constant currency to revenue growth rate, the most directly comparable financial measure calculated and presented in accordance with IFRS, for each of the periods indicated:

	Fiscal Year Ended June 30,
	2018	2017	2016	2015
	(pounds in thousands)
Revenue	£217,613	£159,368	£115,432	£84,107
Revenue period-over-period growth rate	36.5%	38.1%	37.2%	31.6%
Estimated impact of foreign currency exchange rate fluctuations	0.7%	(9.6)%	(0.6)%	1.0%
Revenue growth rate at constant currency	37.2%	28.5%	36.6%	32.6%

(2)
We monitor our average number of employees involved in delivery of our services because we believe it gives us visibility to the size of both our revenue-producing base and our most significant cost base, which in turn allows us better understand changes in our utilization rates and gross margins on a period-over-period basis. We calculate average number of employees involved in delivery of our services as the average of our number of full-time employees involved in delivery of our services on the last day of each month in the relevant period.

(3)
We monitor our revenue concentration to better understand our dependence on large clients on a period-over-period basis and to monitor our success in diversifying our revenue basis. We define revenue concentration as the percent of our total revenue derived from our 10 largest clients by revenue in each period presented.

(4)
We monitor our number of large clients to better understand our progress in winning large contracts on a period-over-period basis. We define number of large clients as the number of clients from whom we generated more than £1.0 million of revenue in the prior 12-month period.

(5)
We monitor our adjusted profit before taxes margin, or Adjusted PBT Margin, to better understand our ability to manage operational costs, to evaluate our core operating performance and trends and to develop future operating plans. In particular, we believe that the exclusion of certain expenses in calculating Adjusted PBT Margin facilitates comparisons of our operating performance on a period-over-period basis. Our Adjusted PBT Margin is our Adjusted PBT, which is our profit before taxes adjusted to exclude the impact of share-based compensation expense, amortization of acquired intangible assets, realized and unrealized foreign currency exchange gains and losses and initial public offering expenses incurred (all of which are non-cash other than realized foreign currency exchange gains and losses and initial public offering expenses), as a percentage of our total revenue. We do not consider these excluded items to be indicative of our core operating performance. Adjusted PBT Margin is not a measure calculated in accordance with IFRS. While we believe that Adjusted PBT Margin provides useful information to investors in understanding and evaluating our results of operations in the same manner as our management, our use of Adjusted PBT Margin has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. For example, Adjusted PBT Margin does not reflect the potentially dilutive impact of share-based compensation nor does it reflect the potentially significant impact of foreign currency exchange rate fluctuations on our working capital. Further, other companies, including companies in our industry, may adjust their profit differently to capture their operating performance, which may reduce the value of Adjusted PBT Margin as a comparative measure. The following table presents a reconciliation of Adjusted PBT to profit before taxes, the most directly comparable financial measure calculated and presented in accordance with IFRS, for each of the periods indicated:

	Fiscal Year Ended June 30,
	2018	2017	2016	2015
	(in thousands)
Profit before taxes	£24,650	£21,700	£20,831	£15,206
Share-based compensation expense	1,505	854	768	180
Amortization of acquired intangible assets	2,653	1,715	1,165	—
Foreign currency exchange (gains) losses, net	17	967	(4)	754
Initial public offering expenses incurred	4,643	—	—	—
Adjusted PBT	£33,468	£25,236	£22,760	£16,140

(6)
We monitor our free cash flow to better understand and evaluate our liquidity position and to develop future operating plans. Our free cash flow is our net cash provided by operating activities, plus grant received, less purchases of non-current tangible and intangible assets. For a discussion of grant received, see “Operating Results—Basis of Presentation—Cost of Sales.” Free cash flow is not a measure calculated in accordance with IFRS. While we believe that free cash flow provides useful information to investors in understanding and evaluating our liquidity position in the same manner as our management, our use of free cash flow has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Further, other companies, including companies in our industry, may adjust their cash flows differently to capture their liquidity, which may reduce the value of free cash flow as a comparative measure. The following table presents a reconciliation of free cash flow to net cash provided by operating activities, the most directly comparable financial measure calculated and presented in accordance with IFRS, for each of the periods indicated:

	Fiscal Year Ended June 30,
	2018	2017	2016	2015
	(in thousands)
Net cash provided by operating activities	£33,984	£14,740	£10,897	£11,107
Grant received	147	2,924	1,948	468
Purchases of non-current assets (tangible and intangible)	(5,404)	(6,478)	(2,730)	(2,083)
Free cash flow	£28,727	£11,186	£10,115	£9,492
Exchange Rate Information

The following table presents information on the exchange rates between the British Pound and the U.S. dollar for the periods indicated. Average rates are computed by using the noon buying rate of the Federal Reserve Bank of New York for the U.S. dollar on the last business day of each month during the relevant period indicated.  Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of British Pounds at the dates indicated.

	Year Ended June 30,
	2018	2017	2016	2015	2014	2013
High	1.4332	1.3429	1.5731	1.7165	1.7105	1.6275
Low	1.2787	1.2118	1.3217	1.4648	1.4837	1.4877
Rate at end of period	1.3197	1.2995	1.3242	1.5727	1.7105	1.5210
Average rate per period	1.3504	1.2736	1.4686	1.5714	1.6372	1.5688
The following table sets forth, for each of the last six months, the low and high exchange rates for British Pounds expressed in U.S. dollars and the exchange rate at the end of the month based on the noon buying rate as described above.

	September 2018	August 2018	July 2018	June 2018	May 2018	April 2018
High	1.3237	1.3120	1.3266	1.3429	1.3611	1.4332
Low	1.2833	1.2685	1.2987	1.3095	1.3258	1.3751
Rate at end of period	1.3053	1.2964	1.3125	1.3197	1.3289	1.3751
On June 29, 2018, the noon buying rate of the Federal Reserve Bank of New York for the British Pound was £1.00 = $1.3197.
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
Our business faces significant risks. you should carefully consider all of the information set forth in this annual report and in our other filings with the United States Securities and Exchange Commission (“SEC”), including the following risk factors which we face and which are faced by our industry. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this report and our other SEC filings. See “Cautionary Statement Regarding Forward-Looking Statements” above.
Risks Related to Our Business and Industry
We may not be able to sustain our revenue growth rate in the future.
We have experienced rapid revenue growth in recent periods. Our revenue increased by 38.1% from £115.4 million in the fiscal year ended June 30, 2016 to £159.4 million in the fiscal year ended June 30, 2017 and further increased by 36.5% to £217.6 million in the fiscal year ended June 30, 2018. We may not be able to sustain revenue growth consistent with our recent history or at all. You should not consider our revenue growth in recent periods as indicative of our future performance. As we grow our business, we expect our revenue growth rates to slow in future periods due to a number of factors, which may include slowing demand for our services, increasing competition, decreasing growth of our overall market, our inability to engage and retain a sufficient number of IT professionals or otherwise scale our business, prevailing wages in the markets in which we operate or our failure, for any reason, to capitalize on growth opportunities.
We are dependent on our largest clients.
Historically, a significant percentage of our revenue has come from our existing client base. For example, during the fiscal year ended June 30, 2018, 85.9% of our revenue came from clients from whom we generated revenue during the prior fiscal year. However, the volume of work performed for a specific client is likely to vary from year to year, especially since we generally do not have long-term commitments from our clients’ and are often not our clients’ exclusive technology services provider. A major client in one year may not provide the same level of revenue for us in any subsequent year. Further, one or more of our significant clients could get acquired and there can be no assurance that the acquirer would choose to use our services in respect of such client to the same degree as previously, if at all. In particular, some of our clients are owned by private equity firms and are therefore inherently more likely to be sold at some point in the future.
In addition, the services we provide to our clients, and the revenue and income from those services, may decline or vary as the type and quantity of services we provide changes over time. In addition, our reliance on any individual client for a significant portion of our revenue may give that client a certain degree of pricing leverage against us when negotiating contracts and terms of service. In order to successfully perform and market our services, we must establish and maintain multi-year close relationships with our clients and develop a thorough understanding of their businesses. Our ability to maintain these close relationships is essential to the growth and profitability of our business. If we fail to maintain these relationships and successfully obtain new engagements from our existing clients, we may not achieve our revenue growth and other financial goals.
During the fiscal years ended June 30, 2016, 2017 and 2018, our ten largest clients accounted for 53.7%, 49.1% and 41.5% of our revenue, respectively. Our largest client for the fiscal years ended June 30, 2016, 2017 and 2018, Worldpay (UK) Limited, or Worldpay, accounted for 15.6%, 13.0% and 10.8% of our revenue, respectively. We are party to two principal agreements with Worldpay: a master services agreement and a build and operate agreement. Under the master services agreement, Worldpay committed to spend an aggregate of £55.7 million, after giving effect to certain discounts, with us during the period from January 1, 2017 to December 31, 2021, with annual discounted commitments ranging from £9.7 million to £12.2 million. Either we or Worldpay may terminate the master services agreement for cause (including material breach by the other party) and Worldpay may terminate the master services agreement if we undergo a change of control or due to regulatory requirements. In addition, following July 1, 2018, Worldpay may terminate the master services agreement for convenience subject to six months prior notice and payment of 30% of the minimum undiscounted commitment amount for the 12-month period following termination.
Under the build and operate agreement, we created and staffed a captive Romanian subsidiary for Worldpay. Worldpay issues us orders to hire personnel to the captive Romanian subsidiary and we bill Worldpay for the cost of such personnel throughout the term of the build and operate agreement. Pursuant to an option and transfer agreement, Worldpay has an option to acquire the captive Romanian subsidiary from us, which may be exercised in either September 2019 or January 2020 by Worldpay giving us three months’ notice and paying us fair market value for the shares of the captive Romanian subsidiary; provided, that the aggregate purchase price will not be less than £2.5 million nor more than £6.0 million. To the extent both parties deem commercially beneficial, Worldpay may also exercise the option prior to September 2019. If Worldpay exercises its option under the option and transfer agreement, the build and operate agreement would terminate upon consummation of the option exercise. If Worldpay does not exercise its option under the option and transfer agreement, the build and operate agreement would terminate on July 31, 2020, subject to earlier termination as set forth below, following which we would be solely responsible for all costs associated with the captive Romanian subsidiary. Either we or Worldpay may terminate the build and operate agreement for cause (including material breach) and Worldpay may terminate the build and operate agreement if we undergo a change of control to a Worldpay competitor. If we terminate the build and operate agreement as a result of Worldpay’s material breach, Worldpay is required to pay us €2.0 million. In addition, Worldpay may terminate the build and operate agreement for convenience subject to six months prior notice and, if such termination occurs in 2018 or 2019, payment of between €2.0 million and €650,000. As of June 30, 2018, the captive Romanian subsidiary employed approximately 110 people, representing approximately one-quarter of our total number of employees working on various projects for Worldpay as of June 30, 2018. The captive Romanian subsidiary contributed 2.9% of our total revenue in the fiscal year ended June 30, 2018. If Worldpay were to exercise its option to acquire the captive Romanian subsidiary, we would immediately lose future revenue and associated cost from this captive subsidiary. In addition, the exercise of this option may increase the likelihood that Worldpay would cease engaging us for new projects, which could affect our revenue, business, results of operations and financial condition and the market price of our American Depositary Shares, or ADSs. In January 2018,  Worldpay was acquired by Vantiv. There can be no assurance that our relationship will not be adversely affected as a result of this acquisition.
We generally do not have long-term commitments from our clients, and our clients may terminate engagements before completion or choose not to enter into new engagements with us.
Our clients are generally not obligated for any long-term commitments to us. Our clients can terminate many of our master services agreements and work orders with or without cause, in some cases subject only to 15 days’ prior notice in the case of termination without cause. Although a substantial majority of our revenue is typically generated from clients who also contributed to our revenue during the prior year, our engagements with our clients are typically for projects that are singular in nature. In addition, large and complex projects may involve multiple engagements or stages, and a client may choose not to retain us for additional stages or may cancel or delay additional planned engagements. Therefore, we must seek to obtain new engagements when our current engagements are successfully completed or are terminated as well as maintain relationships with existing clients and secure new clients to maintain and expand our business.
Even if we successfully deliver on contracted services and maintain close relationships with our clients, a number of factors outside of our control could cause the loss of or reduction in business or revenue from our existing clients. These factors include, among other things:

•	the business or financial condition of that client or the economy generally;

•	a change in strategic priorities by that client, resulting in a reduced level of spending on technology services;

•	changes in the personnel at our clients who are responsible for procurement of information technology, or IT, services or with whom we primarily interact;

•	a demand for price reductions by that client;

•	mergers, acquisitions or significant corporate restructurings involving that client; and

•	a decision by that client to move work in-house or to one or several of our competitors.
The loss or diminution in business from any of our major clients could have a material adverse effect on our revenue and results of operations. The ability of our clients to terminate agreements makes our future revenue uncertain. We may not be able to replace any client that elects to terminate or not renew its contract with us, which could materially adversely affect our revenue and thus our results of operations. Further, terminations or delays in engagements may make it difficult to plan our project resource requirements.
We must attract and retain highly-skilled IT professionals.
In order to sustain our growth, we must attract and retain a large number of highly-skilled and talented IT professionals. During the fiscal year ended June 30, 2018, we increased our headcount by 1,075 employees, or 28.7%. Our business is people driven and, accordingly, our success depends upon our ability to attract, develop, motivate, retain and effectively utilize highly-skilled IT professionals in our delivery locations, which are principally located in Bulgaria, Macedonia, Moldova, Romania and Serbia, which we collectively refer to as Central Europe, and Argentina, Colombia, Uruguay and Venezuela in Latin America. We believe that there is significant competition for technology professionals in the geographic regions in which our delivery centers are located and that such competition is likely to continue for the foreseeable future. Increased hiring by technology companies and increasing worldwide competition for skilled technology professionals may lead to a shortage in the availability of suitable personnel in the locations where we operate and hire. Our ability to properly staff projects, maintain and renew existing engagements and win new business depends, in large part, on our ability to recruit, train and retain IT professionals. Failure to hire, train and retain IT professionals in sufficient numbers could have a material adverse effect on our business, results of operations and financial condition.
Increases in our current levels of attrition may increase our operating costs and adversely affect our future business prospects.
The technology industry generally experiences a significant rate of turnover of its workforce. There is a limited pool of individuals who have the skills and training needed to help us grow our company. We compete for such talented individuals not only with other companies in our industry but also with companies in other industries, such as software services, engineering services, financial services and technology generally, among others. High attrition rates of IT personnel would increase our hiring and training costs and could have an adverse effect on our ability to complete existing contracts in a timely manner, meet client objectives and expand our business.
Our revenue is dependent on a limited number of industry verticals, and any decrease in demand for technology services in these verticals or our failure to effectively penetrate new verticals could adversely affect our results of operations.
Historically, we have focused on developing industry expertise and deep client relationships in a limited number of industry verticals. As a result, a substantial portion of our revenue has been generated by clients operating in the Payments and Financial Services vertical and the technology, media and telecommunications, or TMT, vertical. Payments and Financial Services and TMT constituted 55.1% and 36.8% of our revenue, respectively, for the fiscal year ended June 30, 2016, 57.1% and 30.5% of our revenue, respectively, for the fiscal year ended June 30, 2017 and 56.8% and 28.1% of our revenue, respectively, for the fiscal year ended June 30, 2018. Our business growth largely depends on continued demand for our services from clients in Payments and Financial Services and TMT, and any slowdown or reversal of the trend to spend on technology services in these verticals could result in a decrease in the demand for our services and materially adversely affect our revenue, financial condition and results of operations.
We have also recently begun expanding our business into other verticals, such as consumer products, healthcare, logistics and retail. However, we have less experience in these verticals and there can be no assurance that we will be successful in penetrating these verticals. There may be competitors in these verticals that may be entrenched and difficult to dislodge. As a result of these and other factors, our efforts to expand our client base may be expensive and may not succeed, and we therefore may be unable to grow our revenue. If we fail to further penetrate our existing industry verticals or expand our client base in new verticals, we may be unable to grow our revenue and our operating results may be harmed.
Other developments in the industries in which we operate may also lead to a decline in the demand for our services, and we may not be able to successfully anticipate and prepare for any such changes. For example, consolidation or acquisitions, particularly involving our clients, may adversely affect our business. Our clients and potential clients may experience rapid changes in their prospects, substantial price competition and pressure on their profitability. This, in turn, may result in increasing pressure on us from clients and potential clients to lower our prices, which could adversely affect our revenue, results of operations and financial condition.
Our contracts could be unprofitable.
We perform our services primarily under time-and-materials contracts (where materials costs consist of travel and out-of-pocket expenses). We charge out the services performed by our employees under these contracts at daily or hourly rates that are agreed at the time at which the contract is entered. The rates and other pricing terms negotiated with our clients are highly dependent on our internal forecasts of our operating costs and predictions of increases in those costs influenced by wage inflation and other marketplace factors, as well as the volume of work provided by the client. Our predictions are based on limited data and could turn out to be inaccurate, resulting in contracts that may not be profitable. Typically, we do not have the ability to increase the rates established at the outset of a client project, other than on an annual basis and often subject to caps. Independent of our right to increase our rates on an annual basis, client expectations regarding the anticipated cost of a project may limit our practical ability to increase our rates for ongoing work.

In addition to our time-and-materials contracts, we undertake some engagements on a fixed-price basis and also provide managed services in certain cases. Revenue from our fixed-price contracts represented [•]% of total revenue for the fiscal year ended June 30, 2018. Revenue from our managed service contracts represented [•]% of total revenue for the fiscal year ended June 30, 2018. Our pricing in fixed-price and managed service contracts is highly dependent on our assumptions and forecasts about the costs we expect to incur to complete the related project, which are based on limited data and could turn out to be inaccurate. Any failure by us to accurately estimate the resources, including the skills and seniority of our employees, required to complete a fixed-price or managed service contracts on time and on budget or meet a service level on a managed service contract, or any unexpected increase in the cost of our employees assigned to the related project, office space or materials could expose us to risks associated with cost overruns and could have a material adverse effect on our business, results of operations and financial condition. In addition, any unexpected changes in economic conditions that affect any of the foregoing assumptions and predictions could render contracts that would have been favorable to us when signed unfavorable.
Our profitability could suffer if we are not able to maintain favorable pricing.
Our profitability and operating results are dependent on the rates we are able to charge for our services. Our rates are affected by a number of factors, including:

•	our clients’ perception of our ability to add value through our services;

•	our competitors’ pricing policies;

•	bid practices of clients and their use of third-party advisors;

•	the ability of large clients to exert pricing pressure;

•	employee wage levels and increases in compensation costs;

•	employee utilization levels;

•	our ability to charge premium prices when justified by market demand or the type of service; and

•	general economic conditions.
If we are not able to maintain favorable pricing for our services, our profitability could suffer.
We must maintain adequate resource utilization rates and productivity levels.
Our profitability and the cost of providing our services are affected by our utilization rates of our employees in our delivery locations. If we are not able to maintain appropriate utilization rates for our employees involved in delivery of our services, our profit margin and our profitability may suffer. Our utilization rates are affected by a number of factors, including:

•	our ability to promptly transition our employees from completed projects to new assignments and to hire and integrate new employees;

•	our ability to forecast demand for our services and thereby maintain an appropriate number of employees in each of our delivery locations;

•	our ability to deploy employees with appropriate skills and seniority to projects;

•	our ability to manage the attrition of our employees; and

•	our need to devote time and resources to training, professional development and other activities that cannot be billed to our clients.
Our revenue could also suffer if we misjudge demand patterns and do not recruit sufficient employees to satisfy demand. Employee shortages could prevent us from completing our contractual commitments in a timely manner and cause us to lose contracts or clients. Further, to the extent that we lack sufficient employees with lower levels of seniority and daily or hourly rates, we may be required to deploy more senior employees with higher rates on projects without the ability to pass such higher rates along to our clients, which could adversely affect our profit margin and profitability.
Recent acquisitions and potential future acquisitions could prove difficult to integrate, disrupt our business, dilute shareholder value and strain our resources.
In December 2017, we completed our acquisition of Velocity Partners, expanding our client base in North America and our business operations in North and Latin America. We have completed five acquisitions (including the Velocity Partners acquisition in December 2017) during the previous five fiscal years. In the future, we may acquire additional businesses that we believe could complement or expand our business. Integrating the operations of acquired businesses successfully or otherwise realizing any of the anticipated benefits of acquisitions, including anticipated cost savings and additional revenue opportunities, involves a number of potential challenges. The failure to meet these integration challenges could seriously harm our financial condition and results of operations. Realizing the benefits of acquisitions depends in part on the integration of operations and personnel. These integration activities are complex and time-consuming, and we may encounter unexpected difficulties or incur unexpected costs, including:

•	our inability to achieve the operating synergies anticipated in the acquisitions;

•	diversion of management attention from ongoing business concerns to integration matters;

•	consolidating and rationalizing information technology platforms and administrative infrastructures;

•	complexities associated with managing the geographic separation of the combined businesses and consolidating multiple physical locations;

•	retaining IT professionals and other key employees and achieving minimal unplanned attrition;

•	integrating personnel from different corporate cultures while maintaining focus on providing consistent, high quality service;

•	demonstrating to our clients and to clients of acquired businesses that the acquisition will not result in adverse changes in client service standards or business focus;

•	possible cash flow interruption or loss of revenue as a result of transitional matters; and

•	inability to generate sufficient revenue to offset acquisition costs.
Acquired businesses may have liabilities or adverse operating issues that we fail to discover through due diligence prior to the acquisition. In particular, to the extent that prior owners of any acquired businesses or properties failed to comply with or otherwise violated applicable laws or regulations, or failed to fulfill their contractual obligations to clients, we, as the successor owner, may be financially responsible for these violations and failures and may suffer financial or reputational harm or otherwise be adversely affected. Similarly, our acquisition targets may not have as robust internal controls over financial reporting as would be expected of a public company. Acquisitions also frequently result in the recording of goodwill and other intangible assets which are subject to potential impairment in the future that could harm our financial results. We may also become subject to new regulations as a result of an acquisition, including if we acquire a business serving clients in a regulated industry or acquire a business with clients or operations in a country in which we do not already operate. In addition, if we finance acquisitions by issuing convertible debt or equity securities, our existing shareholders may be diluted, which could affect the market price of our ADSs. As a result, if we fail to properly evaluate acquisitions or investments, we may not achieve the anticipated benefits of any such acquisitions, and we may incur costs in excess of what we anticipate. Acquisitions frequently involve benefits related to the integration of operations of the acquired business. The failure to successfully integrate the operations or otherwise to realize any of the anticipated benefits of the acquisition could seriously harm our results of operations.
We are focused on growing our client base in North America and may not be successful.
We are focused on geographic expansion, particularly in North America. In fiscal year 2017, 16.3% of our revenue came from clients in North America and fiscal year 2018, 21.0% of our revenue came from clients in North America.

From fiscal year 2017 to fiscal year 2018, our revenue from clients in North America increased by 75.8%. We have made significant investments to expand in North America, including our recent acquisition of Velocity Partners in December 2017, which increased our sales presence in North America and added nearshore delivery capacity in Latin America. However, our ability to add new clients will depend on a number of factors, including our ability to successfully integrate our acquisition of Velocity Partners, market perception of our services, our ability to successfully add nearshore delivery center capacity and pricing, competition and overall economic conditions. If we are unable to retain existing clients and attract new clients in North America, we may be unable to grow our revenue and our business and results of operations could be adversely affected.
We may be unable to effectively manage our rapid growth or achieve anticipated growth, which could place significant strain on our management personnel, systems and resources.
We have experienced rapid growth and significantly expanded our business over the past several years, both organically and through acquisitions. We intend to continue to grow our business in the foreseeable future and to pursue existing and potential market opportunities. We have also increased the size and complexity of the projects that we undertake for our clients and hope to continue being engaged for larger and more complex projects in the future. As we add new delivery sites, introduce new services or enter into new markets, we may face new market, technological and operational risks and challenges with which we are unfamiliar, and we may not be able to mitigate these risks and challenges to successfully grow those services or markets. We may not be able to achieve our anticipated growth or successfully execute large and complex projects, which could materially adversely affect our revenue, results of operations, business and prospects.
Our future growth depends on us successfully recruiting, hiring and training IT professionals, expanding our delivery capabilities, adding effective sales staff and management personnel, adding service offerings, maintaining existing clients and winning new business. Effective management of these and other growth initiatives will require us to continue to improve our infrastructure, execution standards and ability to expand services. As our company grows, and we are required to add more employees and infrastructure to support our growth, we may find it increasingly difficult to maintain our corporate culture. If we fail to maintain a culture that fosters career development, innovation, creativity and teamwork, we could experience difficulty in hiring and retaining IT professionals. Failure to manage growth effectively could have a material adverse effect on the quality of the execution of our engagements, our ability to attract and retain IT professionals and our business, results of operations and financial condition.
We face intense competition.
The market for technology and IT services is intensely competitive, highly fragmented and subject to rapid change and evolving industry standards and we expect competition to intensify. We believe that the principal competitive factors that we face are the ability to innovate; technical expertise and industry knowledge; end-to-end solution offerings; delivery location; price; reputation and track record for high-quality and on-time delivery of work; effective employee recruiting; training and retention; responsiveness to clients’ business needs; scale; and financial stability.
Our primary competitors include next-generation IT service providers, such as Globant S.A. and EPAM Systems; digital agencies and consulting companies, such as Ideo, McKinsey & Company, The Omnicom Group, Sapient Corporation and WPP plc; global consulting and traditional IT services companies, such as Accenture PLC, Capgemini SE, Cognizant Technology Solutions Corporation and Tata Consultancy Services Limited; and in-house development departments of our clients. Many of our competitors have substantially greater financial, technical and marketing resources and greater name recognition than we do. As a result, they may be able to compete more aggressively on pricing or devote greater resources to the development and promotion of technology and IT services. Companies based in some emerging markets also present significant price competition due to their competitive cost structures and tax advantages.
In addition, there are relatively few barriers to entry into our markets and we have faced, and expect to continue to face, competition from new market entrants. Further, there is a risk that our clients may elect to increase their internal resources to satisfy their services needs as opposed to relying on a third-party service providers, such as us. The technology services industry may also undergo consolidation, which may result in increased competition in our target markets from larger firms that may have substantially greater financial, marketing or technical resources, may be able to respond more quickly to new technologies or processes and changes in client demands, and may be able to devote greater resources to the development, promotion and sale of their services than we can. Increased competition could also result in price reductions, reduced operating margins and loss of our market share. We cannot assure you that we will be able to compete successfully with existing or new competitors or that competitive pressures will not materially adversely affect our business, results of operations and financial condition.
We are dependent on members of our senior management team and other key employees.
Our future success heavily depends upon the continued services of our senior management team, particularly John Cotterell, our Chief Executive Officer, and other key employees. We currently do not maintain key man life insurance for any of the members of our senior management team or other key employees. We also do not have long-term employment contracts with all of our key employees. We are only entitled to 12 months’ prior notice if our executive officers intend to terminate their respective employment with us and three months’ prior notice if any of our other senior executives intend to terminate their respective employment with us. If one or more of our senior executives or key employees are unable or unwilling to continue in their present positions, it could disrupt our business operations, and we may not be able to replace them easily, on a timely basis or at all. In addition, competition for senior executives and key employees in our industry is intense, and we may be unable to retain our senior executives and key employees or attract and retain new senior executives and key employees in the future, in which case our business may be severely disrupted.
If any of our senior management team or key employees joins a competitor or forms a competing company, we may lose clients, suppliers, know-how and IT professionals and staff members to them. Also, if any of our sales executives or other sales personnel, who generally maintain close relationships with our clients, joins a competitor or forms a competing company, we may lose clients to that company, and our revenue may be materially adversely affected. Additionally, there could be unauthorized disclosure or use of our technical knowledge, business practices or procedures by such personnel. Any non-competition, non-solicitation or non-disclosure agreements we have with our senior executives or key employees might not provide effective protection to us in light of legal uncertainties associated with the enforceability of such agreements.
Additionally, we have a number of current employees whose equity ownership in our company gives them a substantial amount of personal wealth. As a result, it may be difficult for us to continue to retain and motivate these employees, and this wealth could affect their decisions about whether or not they continue to work for us. Further, although the Class B ordinary shares and Class C ordinary shares that are held by our employees are subject to certain restrictions on disposition for periods of up to five years and two years, respectively, following the completion of our initial public offering in July 2018, sales of our ADSs by our employees in the open market or the perception that such sales may occur may negatively impact the market price of our ADSs. The risk that our employees may sell ADSs in the open market may be made more acute as a result of the fact that we do not anticipate paying dividends (as we did in fiscal year 2015 and fiscal year 2016) for the foreseeable future, meaning open market sales may be our employees’ only means of generating liquidity from their ownership of our securities.
Forecasts of our market may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, there can be no assurance that our business will grow at similar rates, or at all.
Growth forecasts included in this Annual Report on Form 20-F relating to our market opportunity and the expected growth in the market for our services are subject to significant uncertainty and are based on assumptions and estimates which may prove to be inaccurate. Even if these markets meet our size estimates and experience the forecasted growth, we may not grow our business at similar rates, or at all. Our growth is subject to many risks and uncertainties, including our success in implementing our business strategy. Accordingly, the forecasts of market growth included in this Annual Report on Form 20-F should not be taken as indicative of our future growth.

Our business will suffer if we are not successful in delivering contracted services.
Our operating results are dependent on our ability to successfully deliver contracted services in a timely manner. We must consistently build, deliver and support complex projects and managed services. Failure to perform or observe any contractual obligations could damage our relationships with our clients and could result in cancellation or non-renewal of a contract. Some of the challenges we face in delivering contracted services to our clients include:

•	maintaining high-quality control and process execution standards;

•	maintaining planned resource utilization rates on a consistent basis;

•	maintaining employee productivity and implementing necessary process improvements;

•	controlling costs;

•	maintaining close client contact and high levels of client satisfaction;

•	maintaining physical and data security standards required by our clients;

•	recruiting and retaining sufficient numbers of skilled IT professionals; and

•	maintaining effective client relationships.
If we are unable to deliver on contracted services, our relationships with our clients will suffer and we may be unable to obtain new projects. In addition, it could damage our reputation, cause us to lose business, impact our margins and adversely affect our business and results of operations.
Our sales of services, operating results or profitability may experience significant variability and our past results may not be indicative of our future performance.
Our operating results may fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance.
Factors that are likely to cause these variations include:

•	the number, timing, scope and contractual terms of projects in which we are engaged;

•	delays in project commencement or staffing delays due to difficulty in assigning appropriately skilled or experienced professionals;

•	the accuracy of estimates on the resources, time and fees required to complete projects and costs incurred in the performance of each project;

•	inability to retain employees or maintain employee utilization levels;

•	changes in pricing in response to client demand and competitive pressures;

•	the business decisions of our clients regarding the use of our services or spending on technology;

•	the ability to further grow sales of services from existing clients;

•	seasonal trends and the budget and work cycles of our clients;

•	delays or difficulties in expanding our operational facilities or infrastructure;

•	our ability to estimate costs under fixed price or managed service contracts;

•	employee wage levels and increases in compensation costs;

•	unanticipated contract or project terminations;

•	the timing of collection of accounts receivable;

•	our ability to manage risk through our contracts;

•	the continuing financial stability of our clients;

•	changes in our effective tax rate;

•	fluctuations in currency exchange rates; and

•	general economic conditions.
As a result of these factors, our operating results may from time to time fall below our estimates or the expectations of public market analysts and investors.
We operate in a rapidly evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not continue to be successful.
The technology services industry is competitive and continuously evolving, subject to rapidly changing demands and constant technological developments. As a result, success and performance metrics are difficult to predict and measure in our industry. Because services and technologies are rapidly evolving and each company within the industry can vary greatly in terms of the services it provides, its business model, and its results of operations, it can be difficult to predict how any company’s services, including ours, will be received in the market. Neither our past financial performance nor the past financial performance of any other company in the technology services industry is indicative of how our company will fare financially in the future. Our future profits may vary substantially from those of other companies and those we have achieved in the past, making an investment in our company risky and speculative. If our clients’ demand for our services declines as a result of economic conditions, market factors or shifts in the technology industry, our business would suffer and our results of operations and financial condition would be adversely affected.
We have in the past experienced, and may in the future experience, a long selling and implementation cycle with respect to certain projects that require us to make significant resource commitments prior to realizing revenue for our services.
We have experienced, and may in the future experience, a long selling cycle with respect to certain projects that require significant investment of human resources and time by both our clients and us. Before committing to use our services, potential clients may require us to expend substantial time and resources educating them on the value of our services and our ability to meet their requirements. Therefore, our selling cycle is subject to many risks and delays over which we have little or no control, including our clients’ decision to choose alternatives to our services (such as other technology and IT service providers or in-house resources) and the timing of our clients’ budget cycles and approval processes. If our sales cycle unexpectedly lengthens for one or more projects, it would negatively affect the timing of our revenue and hinder our revenue growth. For certain clients, we may begin work and incur costs prior to executing the contract. A delay in our ability to obtain a signed agreement or other persuasive evidence of an arrangement, or to complete certain contract requirements in a particular quarter, could reduce our revenue in that quarter or render us entirely unable to collect payment for work already performed.
Implementing our services also involves a significant commitment of resources over an extended period of time from both our clients and us. Our clients may experience delays in obtaining internal approvals or delays associated with technology, thereby further delaying the implementation process. Our current and future clients may not be willing or able to invest the time and resources necessary to implement our services, and we may fail to close sales with potential clients to which we have devoted significant time and resources. Any significant failure to generate revenue or delays in recognizing revenue after incurring costs related to our sales or services process could materially adversely affect our business.

If we provide inadequate service or cause disruptions in our clients’ businesses, it could result in significant costs to us, the loss of our clients and damage to our corporate reputation.
Any defects or errors or failure to meet clients’ expectations in the performance of our contracts could result in claims for substantial damages against us. Our contracts generally limit our liability for damages that arise from negligent acts, error, mistakes or omissions in rendering services to our clients. However, we cannot be sure that these contractual provisions will protect us from liability for damages in the event we are sued. In addition, certain liabilities, such as claims of third parties for intellectual property infringement and breaches of data protection and security requirements, for which we may be required to indemnify our clients, could be substantial. The successful assertion of one or more large claims against us in amounts greater than those covered by our current insurance policies could materially adversely affect our business, financial condition and results of operations. Even if such assertions against us are unsuccessful, we may incur reputational harm and substantial legal fees. In addition, a failure or inability to meet a contractual requirement could seriously damage our corporate reputation and limit our ability to attract new business.
In certain instances, we guarantee clients that we will complete a project by a scheduled date or that we will maintain certain service levels. We are generally not subject to monetary penalties for failing to complete projects by the scheduled date, but may suffer reputational harm and loss of future business if we do not meet our contractual commitments. In addition, if the project experiences a performance problem, we may not be able to recover the additional costs we will incur, which could exceed revenue realized from a project. Under our managed service contracts, we may be required to pay liquidated damages if we are unable to maintain agreed-upon service levels.
Our business depends on a strong brand and corporate reputation.
Since many of our specific client engagements involve highly tailored solutions, our corporate reputation is a significant factor in our clients’ and prospective clients’ determination of whether to engage us. We believe the Endava brand name and our reputation are important corporate assets that help distinguish our services from those of our competitors and also contribute to our efforts to recruit and retain talented IT professionals. However, our corporate reputation is susceptible to damage by actions or statements made by current or former employees or clients, competitors, vendors and adversaries in legal proceedings, as well as members of the investment community and the media. There is a risk that negative information about our company, even if based on false rumor or misunderstanding, could adversely affect our business. In particular, damage to our reputation could be difficult and time-consuming to repair, could make potential or existing clients reluctant to select us for new engagements, resulting in a loss of business, and could adversely affect our employee recruitment and retention efforts. Damage to our reputation could also reduce the value and effectiveness of our Endava brand name and could reduce investor confidence in us and adversely affect our operating results.
If we do not continue to innovate and remain at the forefront of emerging technologies and related market trends, we may lose clients and not remain competitive.
Our success depends on delivering innovative solutions that leverage emerging technologies and emerging market trends to drive increased revenue. Technological advances and innovation are constant in the technology services industry. As a result, we must continue to invest significant resources to stay abreast of technology developments so that we may continue to deliver solutions that our clients will wish to purchase. If we are unable to anticipate technology developments, enhance our existing services or develop and introduce new services to keep pace with such changes and meet changing client needs, we may lose clients and our revenue and results of operations could suffer. Our results of operation would also suffer if our employees are not responsive to the needs of our clients, not able to help clients in driving innovation and not able to help our clients in effectively bringing innovative ideas to market. Our competitors may be able to offer engineering, design and innovation services that are, or that are perceived to be, substantially similar or better than those we offer. This may force us to reduce our daily rates and to expend significant resources in order to remain competitive, which we may be unable to do profitably or at all. Because many of our clients and potential clients regularly contract with other IT service providers, these competitive pressures may be more acute than in other industries.

Our cash flows and results of operations may be adversely affected if we are unable to collect on billed and unbilled receivables from clients.
Our business depends on our ability to successfully obtain payment from our clients of the amounts they owe us for work performed. We evaluate the financial condition of our clients and usually bill and collect on relatively short cycles. We maintain provisions against receivables. Actual losses on client balances could differ from those that we currently anticipate and, as a result, we may need to adjust our provisions. We may not accurately assess the creditworthiness of our clients. Macroeconomic conditions, such as a potential credit crisis in the global financial system, could also result in financial difficulties for our clients, including limited access to the credit markets, insolvency or bankruptcy. Such conditions could cause clients to delay payment, request modifications of their payment terms, or default on their payment obligations to us, all of which could increase our receivables balance. Timely collection of fees for client services also depends on our ability to complete our contractual commitments and subsequently bill for and collect our contractual service fees. If we are unable to meet our contractual obligations, we might experience delays in the collection of or be unable to collect our client balances, which would adversely affect our results of operations and could adversely affect our cash flows. In addition, if we experience an increase in the time required to bill and collect for our services, our cash flows could be adversely affected, which in turn could adversely affect our ability to make necessary investments and, therefore, our results of operations.
If we are unable to comply with our security obligations or our computer systems are or become vulnerable to security breaches, we may face reputational damage and lose clients and revenue.
The services we provide are often critical to our clients’ businesses. Certain of our client contracts require us to comply with security obligations, which could include maintaining network security and backup data, ensuring our network is virus-free, maintaining business continuity planning procedures, and verifying the integrity of employees that work with our clients by conducting background checks. Any failure in a client’s system, whether or not a result of or related to the services we provide, or breach of security relating to the services we provide to the client could damage our reputation or result in a claim for substantial damages against us. Our liability for breaches of data security requirements, for which we may be required to indemnify our clients, may be extensive. Any significant failure of our equipment or systems, or any major disruption to basic infrastructure like power and telecommunications in the locations in which we operate, could impede our ability to provide services to our clients, have a negative impact on our reputation, cause us to lose clients, and adversely affect our results of operations.
In addition, we often have access to or are required to collect and store confidential client and customer data. If any person, including any of our employees or former employees, penetrates our network security, accidentally exposes our data or code, or misappropriates data or code that belongs to us, our clients, or our clients’ customers, we could be subject to significant liability from our clients or from our clients’ customers for breaching contractual confidentiality provisions or privacy laws. Unauthorized disclosure of sensitive or confidential client and customer data, whether through breach of our computer systems, systems failure, loss or theft of confidential information or intellectual property belonging to our clients or our clients’ customers, or otherwise, could damage our reputation, cause us to lose clients and revenue, and result in financial and other potential losses by us.
We may be subject to liability claims if we breach our contracts and our insurance may be inadequate to cover our losses.
We are subject to numerous obligations in our contracts with our clients. Despite the procedures, systems and internal controls we have implemented to comply with our contracts, we may breach these commitments, whether through a weakness in these procedures, systems and internal controls, negligence or the willful act of an employee or contractor. Our insurance policies, including our errors and omissions insurance, may be inadequate to compensate us for the potentially significant losses that may result from claims arising from breaches of our contracts, disruptions in our services, failures or disruptions to our infrastructure, catastrophic events and disasters or otherwise. In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all. Further, our insurance may not cover all claims made against us and defending a suit, regardless of its merit, could be costly and divert management’s attention.

Regulatory, legislative or self-regulatory/standard developments regarding privacy and data security matters could adversely affect our ability to conduct our business.
We, along with a significant number of our clients, are subject to laws, rules, regulations and industry standards related to data privacy and cyber security, and restrictions or technological requirements regarding the collection, use, storage, protection, retention or transfer of data. For example, the newly established European Union General Data Protection Regulation, or GDPR, came into force in May 2018 and contains numerous requirements and changes from existing EU law, including more robust obligations on data processors and data controllers and heavier documentation requirements for data protection compliance programs. Specifically, the GDPR introduced numerous privacy-related changes for companies operating in the EU, including greater control over personal data by data subjects (e.g., the “right to be forgotten”), increased data portability for EU consumers, data breach notification requirements and increased fines. In particular, under the GDPR, fines of up to €20 million or up to 4% of the annual global revenue of the noncompliant company, whichever is greater, could be imposed for violations of certain of the GDPR’s requirements. The GDPR requirements apply not only to third-party transactions, but also to transfers of information between us and our subsidiaries, including employee information.
We are required to comply with the GDPR as a “Data Controller” and a “Data Processor.” In 2017, we appointed a Data Protection Officer to oversee and supervise our compliance with European data protection regulations. In the United States, the rules and regulations to which we may be subject include those promulgated under the authority of the Federal Trade Commission, the Gramm Leach Bliley Act and state cybersecurity and breach notification laws, as well as regulator enforcement positions and expectations. Globally, governments and agencies have adopted and could in the future adopt, modify, apply or enforce laws, policies, regulations, and standards covering user privacy, data security, technologies such as cookies that are used to collect, store and/or process data, marketing online, the use of data to inform marketing, the taxation of products and services, unfair and deceptive practices, and the collection (including the collection of information), use, processing, transfer, storage and/or disclosure of data associated with unique individual internet users. New regulation or legislative actions regarding data privacy and security (together with applicable industry standards) may increase the costs of doing business and could have a material adverse impact on our operations and cash flows.
While we have taken steps to mitigate the impact of the GDPR on us, the efficacy and longevity of these mechanisms remains uncertain. Potential or actual legal proceedings could lead to one or both of these mechanisms being declared invalid. Further, despite our ongoing efforts to bring practices into compliance, we may not be successful either due to various factors within our control, such as limited financial or human resources, or other factors outside our control. It is also possible that local data protection authorities may have different interpretations of the GDPR, leading to potential inconsistencies amongst various EU member states.
Any failure or perceived failure (including as a result of deficiencies in our policies, procedures, or measures relating to privacy, data protection, marketing, or client communications) by us to comply with laws, regulations, policies, legal or contractual obligations, industry standards, or regulatory guidance relating to privacy or data security, may result in governmental investigations and enforcement actions, litigation, fines and penalties or adverse publicity, and could cause our clients and partners to lose trust in us, which could have an adverse effect on our reputation and business. We expect that there will continue to be new proposed laws, regulations and industry standards relating to privacy, data protection, marketing, consumer communications and information security in the United States, the European Union and other jurisdictions, and we cannot determine the impact such future laws, regulations and standards may have on our business. Future laws, regulations, standards and other obligations or any changed interpretation of existing laws or regulations could impair our ability to develop and market new services and maintain and grow our client base and increase revenue.
Our client relationships, revenue, results of operations and financial condition may be adversely affected if we experience disruptions in our internet infrastructure, telecommunications or IT systems.
Disruptions in telecommunications, system failures, internet infrastructure or computer attacks could damage our reputation and harm our ability to deliver services to our clients, which could result in client dissatisfaction and a loss of business and related reduction of our revenue. We may not be able to consistently maintain active voice and data communications between our various global operations and with our clients due to disruptions in telecommunication networks and power supply, system failures or computer virus attacks. Any significant failure in our ability to communicate could result in a disruption in business, which could hinder our performance and our ability to complete projects on time. Such failure to perform on client contracts could have a material adverse effect on our revenue, business, results of operations and financial condition and the market price of our ADSs.
Our business operations and financial condition could be adversely affected by negative publicity about offshore outsourcing or anti-outsourcing legislation in the countries in which our clients operate.
Concerns that offshore outsourcing has resulted in a loss of jobs and sensitive technologies and information to foreign countries have led to negative publicity concerning outsourcing in some countries. Many organizations and public figures in the United States and Europe have publicly expressed concern about a perceived association between offshore outsourcing IT service providers and the loss of jobs in their home countries. Current or prospective clients may elect to perform services that we offer, or may be discouraged from transferring these services to offshore providers such as ourselves, to avoid any negative perceptions that may be associated with using an offshore provider or for data privacy and security concerns. As a result, our ability to compete effectively with competitors that operate primarily out of facilities located in these countries could be harmed.
Legislation enacted in certain European jurisdictions and any future legislation in Europe or any other country in which we have clients that restricts the performance of services from an offshore location could also materially adversely affect our business, financial condition and results of operations. For example, legislation enacted in the United Kingdom, based on the 1977 EC Acquired Rights Directive, has been adopted in some form by many European Union countries, and provides that if a company outsources all or part of its business to an IT services provider or changes its current IT services provider, the affected employees of the company or of the previous IT services provider are entitled to become employees of the new IT services provider, generally on the same terms and conditions as their original employment. In addition, dismissals of employees who were employed by the company or the previous IT services provider immediately prior to that transfer are automatically considered unfair dismissals that entitle such employees to compensation. As a result, in order to avoid unfair dismissal claims, we may have to offer, and become liable for, voluntary redundancy payments to the employees of our clients who outsource business to us in the United Kingdom and other European Union countries who have adopted similar laws. This legislation could materially affect our ability to obtain new business from companies in the United Kingdom and European Union and to provide outsourced services to companies in the United Kingdom and European Union in a cost-effective manner.
Certain of our clients require solutions that ensure security given the nature of the content being distributed and associated applicable regulatory requirements. In particular, our U.S. healthcare industry clients may rely on our solutions to protect information in compliance with the requirements of the Health Insurance Portability and Accountability Act of 1996, the 2009 Health Information Technology for Economic and Clinical Health Act, the Final Omnibus Rule of January 25, 2013, and related regulations, which are collectively referred to as HIPAA, and which impose privacy and data security standards that protect individually identifiable health information by limiting the uses and disclosures of individually identifiable health information and requiring that certain data security standards be implemented to protect this information. As a “business associate” to “covered entities” that are subject to HIPAA, such as certain healthcare providers, health plans and healthcare clearinghouses, we also have our own compliance obligations directly under HIPAA and pursuant to the business associate agreements that we are required to enter into with our clients that are HIPAA-covered entities and any vendors we engage that access, use, transmit or store individually identifiable health information in connection with our business operations. Compliance efforts can be expensive and burdensome, and if we fail to comply with our obligations under HIPAA, our required business associate agreements or applicable state data privacy laws and regulations, we could be subject to regulatory investigations and orders, significant fines and penalties, mitigation and breach notification expenses, private litigation and contractual damages, corrective action plans and related regulatory oversight and reputational harm.
Governments and industry organizations may also adopt new laws, regulations or requirements, or make changes to existing laws or regulations, that could impact the demand for, or value of, our services. If we are unable to adapt the solutions we deliver to our clients to changing legal and regulatory standards or other requirements in a timely manner, or if our solutions fail to allow our clients to comply with applicable laws and regulations, our clients may lose confidence in our services and could switch to services offered by our competitors, or threaten or bring legal actions against us.

We may not receive sufficient intellectual property rights from our employees and contractors to comply with our obligations to our clients and we may not be able to prevent unauthorized use of our intellectual property.
Our contracts generally require, and our clients typically expect, that we will assign to them all intellectual property rights associated with the deliverables that we create in connection with our engagements. In order to assign these rights to our clients, we must ensure that our employees and contractors validly assign to us all intellectual property rights that they have in such deliverables. Our policy is to require employees and independent contractors to sign assignment of inventions agreements with us upon commencement of employment or engagement, but there can be no assurance that we will be able to enforce our rights under such agreements. Given that we operate in a variety of jurisdictions with different and evolving legal regimes, particularly in Central Europe and Latin America, we face increased uncertainty regarding whether such agreements will be found to be valid and enforceable by competent courts and whether we will be able to avail ourselves of the remedies provided for by applicable law.
Our success also depends in part on certain methodologies, practices, tools and technical expertise our company utilizes in designing, developing, implementing and maintaining applications and other proprietary intellectual property rights. In order to protect our intellectual property rights, we rely upon a combination of nondisclosure and other contractual arrangements as well as trade secret, copyright and trademark laws. We consider proprietary trade secrets and confidential know-how to be important to our business. However, trade secrets and confidential know-how are difficult to maintain as confidential. To protect this type of information against disclosure or appropriation by competitors, our policy is to require our employees, consultants, contractors and advisors to enter into confidentiality agreements with us. We also seek to preserve the integrity and confidentiality of our data, trade secrets and know-how by maintaining physical security of our premises and physical and electronic security of our information technology systems. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. We cannot guarantee that our trade secrets and other proprietary and confidential information will not be disclosed or that competitors will not otherwise gain access to our trade secrets. Current or former employees, consultants, contractors and advisers may unintentionally or willfully disclose our confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Enforcing a claim that a third party illegally obtained and used trade secrets and/or confidential know-how is expensive, time consuming and unpredictable. The enforceability of confidentiality agreements may vary from jurisdiction to jurisdiction. Furthermore, if a competitor lawfully obtained or independently developed any of our trade secrets, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position. If the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating the trade secret.
We have registered the “Endava” name and logo in the United Kingdom and certain other countries. We have pending applications for the “Endava” name and logo in the United States and other countries; however, we cannot assure you that any future trademark registrations will be issued for pending or future applications or that any registered trademarks will be enforceable or provide adequate protection of our proprietary rights. Our trademarks may also be subject to misappropriation in jurisdictions in which they are not registered.
We may be subject to claims by third parties asserting that companies we have acquired, our employees or we have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property.
We could be subject to claims by third parties that companies we have acquired, our employees or we have misappropriated their intellectual property. Our employees may misappropriate intellectual property from their former employers. Many of our employees were previously employed at our competitors or potential competitors. Some of these employees executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. Although we try to ensure that our employees do not use the proprietary information of others in their work for us, we may be subject to claims that we or these employees have used or disclosed confidential information or intellectual property, including trade secrets or other proprietary information, of any such employee's former employer. Litigation may be necessary to defend against these claims. In addition, we are subject to additional risks as a result of our recent acquisitions and any future acquisitions we may complete. The developers of the technology that we have acquired or may acquire may not have appropriately created, maintained or enforced intellectual property rights in such technology. Indemnification and other rights under acquisition documents may be limited in term and scope and may therefore provide little or no protection from these risks.
If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel or sustain damages. Such intellectual property rights could be awarded to a third party. Even if we successfully prosecute or defend against such claims, litigation could result in substantial costs and distract management.
If we incur any liability for a violation of the intellectual property rights of others, our reputation, business, financial condition and prospects may be adversely affected.
Our success largely depends on our ability to use and develop our technology, tools, code, methodologies and services without infringing the intellectual property rights of third parties, including patents, copyrights, trade secrets and trademarks. We may be subject to litigation involving claims of patent infringement or violation of other intellectual property rights of third parties. Parties making infringement claims may be able to obtain an injunction to prevent us from delivering our services or using technology involving the allegedly infringing intellectual property. Intellectual property litigation is expensive and time-consuming and could divert management’s attention from our business. A successful infringement claim against us, whether with or without merit, could, among others things, require us to pay substantial damages, develop substitute non-infringing technology, or rebrand our name or enter into royalty or license agreements that may not be available on acceptable terms, if at all, and would require us to cease making, licensing or using products that have infringed a third party’s intellectual property rights. Protracted litigation could also result in existing or potential clients deferring or limiting their purchase or use of our services until resolution of such litigation, or could require us to indemnify our clients against infringement claims in certain instances. Any intellectual property claim or litigation, whether we ultimately win or lose, could damage our reputation and materially adversely affect our business, financial condition and results of operations.
In addition, we typically indemnify clients who purchase our services and solutions against potential infringement of intellectual property rights, which subjects us to the risk of indemnification claims. These claims may require us to initiate or defend protracted and costly litigation on behalf of our clients, regardless of the merits of these claims and are often not subject to liability limits or exclusion of consequential, indirect or punitive damages. If any of these claims succeed, we may be forced to pay damages on behalf of our clients, redesign or cease offering our allegedly infringing services or solutions, or obtain licenses for the intellectual property such services or solutions allegedly infringe. If we cannot obtain all necessary licenses on commercially reasonable terms, our clients may stop using our services or solutions.
Further, our current and former employees could challenge our exclusive rights to the software they have developed in the course of their employment. In certain countries in which we operate, an employer is deemed to own the copyright work created by its employees during the course, and within the scope, of their employment, but the employer may be required to satisfy additional legal requirements in order to make further use and dispose of such works. While we believe that we have complied with all such requirements, and have fulfilled all requirements necessary to acquire all rights in software developed by our independent contractors, these requirements are often ambiguously defined and enforced. As a result, we may not be successful in defending against any claim by our current or former employees or independent contractors challenging our exclusive rights over the use and transfer of works those employees or independent contractors created or requesting additional compensation for such works.
We use third-party software, hardware and software-as-a-service, or SaaS, technologies from third parties that may be difficult to replace or that may cause errors or defects in, or failures of, the services or solutions we provide.
We rely on software and hardware from various third parties to deliver our services and solutions, as well as hosted SaaS applications from third parties. If any of these software, hardware or SaaS applications become unavailable due to extended outages, interruptions or because they are no longer available on commercially reasonable terms, it could result in delays in the provisioning of our services until equivalent technology is either developed by us, or, if available, is identified, obtained and integrated, which could increase our expenses or otherwise harm our business. In addition, any errors or defects in or failures of this third-party software, hardware or SaaS applications could result in errors or defects in or failures of our services and solutions, which could harm our business and be costly to correct. Many of these providers attempt to impose limitations on their liability for such errors, defects or failures, and if enforceable, we may have additional liability to our clients or third-party providers that could harm our reputation and increase our operating costs.
We incorporate third-party open source software into our client deliverables and our failure to comply with the terms of the underlying open source software licenses could adversely impact our clients and create potential liability.
Our client deliverables often contain software licensed by third parties under so-called “open source” licenses, including the GNU General Public License, or GPL, the GNU Lesser General Public License, or LGPL, the BSD License, the Apache License and others. From time to time, there have been claims against companies that distribute or use open source software in their products and services, asserting that such open source software infringes the claimants’ intellectual property rights. Our clients could be subject to suits by third parties claiming that what we believe to be licensed open source software infringes such third parties’ intellectual property rights, and we are generally required to indemnify our clients against such claims. Use of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. In addition, certain open source licenses require that source code for software programs that are subject to the license be made available to the public and that any modifications or derivative works to such open source software continue to be licensed under the same terms.
Although we monitor our use of open source software in an effort both to comply with the terms of the applicable open source licenses and to avoid subjecting our client deliverables to conditions we do not intend, the terms of many open source licenses have not been interpreted by courts in relevant jurisdictions, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our clients’ ability to use the software that we develop for them and operate their businesses as they intend. The terms of certain open source licenses may require us or our clients to release the source code of the software we develop for our clients and to make such software available under the applicable open source licenses. In the event that portions of client deliverables are determined to be subject to an open source license, we or our clients could be required to publicly release the affected portions of source code or re-engineer all, or a portion of, the applicable software. Disclosing our proprietary source code could allow our clients’ competitors to create similar products with lower development effort and time and ultimately could result in a loss of sales for our clients. Any of these events could create liability for us to our clients and damage our reputation, which could have a material adverse effect on our revenue, business, results of operations and financial condition and the market price of our ADSs.
Changes in laws and regulations related to the internet or changes in the internet infrastructure itself may diminish the demand for our services, and could have a negative impact on our business.
The future success of our business depends upon the continued use of the internet as a primary medium for commerce, communication and business applications. Federal, state or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the internet as a commercial medium. Changes in these laws or regulations could adversely affect the demand for our services or require us to modify our solutions in order to comply with these changes. In addition, government agencies or private organizations may begin to impose taxes, fees or other charges for accessing the internet or commerce conducted via the internet. These laws or charges could limit the growth of internet-related commerce or communications generally, resulting in reductions in the demand for technology services such as ours.
In addition, the use of the internet as a business tool could be adversely affected due to delays in the development or adoption of new standards and protocols to handle increased demands of internet activity, security, reliability, cost, ease of use, accessibility, and quality of service. The performance of the internet and its acceptance as a business tool have been adversely affected by “ransomware,” “viruses,” “worms,” “malware,” “phishing attacks,” “data breaches” and similar malicious programs, behavior, and events, and the internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure. If the use of the internet is adversely affected by these or any other issues, demand for our services and solutions could suffer.

From time to time, some of our employees spend significant amounts of time at our clients’ facilities, often in foreign jurisdictions, which expose us to certain risks.
Some of our projects require a portion of the work to be undertaken at our clients’ facilities, which are often located outside our employees’ country of residence. The ability of our employees to work in locations around the world may depend on their ability to obtain the required visas and work permits, and this process can be lengthy and difficult. Immigration laws are subject to legislative change, as well as to variations in standards of application and enforcement due to political forces and economic conditions. In addition, we may become subject to taxation in jurisdictions where we would not otherwise be so subject as a result of the amount of time that our employees spend in any such jurisdiction in any given year. While we seek to monitor the number of days that our employees spend in each country to avoid subjecting ourselves to any such taxation, there can be no assurance that we will be successful in these efforts.
We also incur risks relating to our employees and contractors working at our clients’ facilities, including, but not limited to: claims of misconduct, negligence or intentional malfeasance on the part of our employees. Some or all of these claims may lead to litigation and these matters may cause us to incur negative publicity with respect to these alleged problems. It is not possible to predict the outcome of these lawsuits or any other proceeding, and our insurance may not cover all claims that may be asserted against us.
Our business is subject to the risks of earthquakes, fire, power outages, floods and other catastrophic events, and to interruption by manmade problems such as terrorism.
A significant natural disaster, such as an earthquake, fire or a flood, or a significant power outage could have a material adverse impact on our business, operating results and financial condition. In the event we are hindered by any of the events discussed above, our ability to provide our services to clients could be delayed.
In addition, our facilities are vulnerable to damage or interruption from human error, intentional bad acts, pandemics, earthquakes, hurricanes, floods, fires, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures and similar events. The occurrence of a natural disaster, power failure or an act of terrorism, vandalism or other misconduct could result in lengthy interruptions in provision of our services and failure to comply with our obligations to our clients. The occurrence of any of the foregoing events could damage our systems and hardware or could cause them to fail completely, and our insurance may not cover such events or may be insufficient to compensate us for the potentially significant losses, including the potential harm to the future growth of our business, that may result from interruptions in the provision of our services to clients as a result of system failures.
All of the aforementioned risks may be exacerbated if our disaster recovery plan proves to be inadequate. To the extent that any of the above results in delayed or reduced sales or increase our cost of sales, our business, financial condition and results of operations could be adversely affected.
Any debt we incur may affect our ability to operate our business and secure additional financing in the future.
In December 2017, we entered into a secured Multicurrency Revolving Facility Agreement, or the Facility Agreement, with HSBC Bank PLC, as arranger, HSBC Bank PLC, as security agent, certain subsidiaries party thereto and the financial institutions listed therein. The Facility Agreement provides for a £50.0 million primary revolving credit facility, $12.1 million of line of credit capacity and €9.5 million of guarantee capacity, which we collectively refer to as the Facility. The Facility Agreement also provides for an incremental facility, which may not exceed £40.0 million. We repaid all amounts outstanding under the Facility Agreement in connection with our initial public offering in July 2018; however, we may draw down the Facility in the future.
The Facility is secured by substantially all of our assets and requires us and any debt instruments we may enter into in the future may require us, to comply with various covenants that limit our ability to, among other things:

•	dispose of assets;

•	complete mergers or acquisitions;

•	incur or guarantee indebtedness;

•	sell or encumber certain assets;

•	pay dividends or make other distributions to holders of our shares;

•	make specified investments;

•	engage in different lines of business; and

•	engage in certain transactions with affiliates.
Under the terms of the Facility Agreement, we are required to comply with net leverage ratio and interest coverage covenants. Our ability to meet these ratios and covenants can be affected by events beyond our control and we may not meet these ratios and covenants. To the extent we draw down on the Facility, a failure by us to comply with the ratios or covenants contained in the Facility Agreement could result in an event of default, which could adversely affect our ability to respond to changes in our business and manage our operations. Upon the occurrence of an event of default, including the occurrence of a material adverse change, the lenders could elect to declare any amounts outstanding to be due and payable and exercise other remedies as set forth in the Facility Agreement. If any indebtedness under our Facility were to be accelerated, our future financial condition could be materially adversely affected.
We may also incur additional indebtedness under different agreements in the future. The instruments governing such indebtedness could contain provisions that are as, or more, restrictive than our existing debt instruments. If we are unable to repay, refinance or restructure our indebtedness when payment is due, the lenders could proceed against any collateral granted to them to secure such indebtedness or force us into bankruptcy or liquidation.
We may need additional capital, and a failure by us to raise additional capital on terms favorable to us, or at all, could limit our ability to grow our business and develop or enhance our service offerings to respond to market demand or competitive challenges.
We believe that our current cash balances, cash flow from operations and credit facilities should be sufficient to meet our anticipated cash needs for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities, draw down on our revolving credit facility or obtain another credit facility. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including investors' perception of, and demand for, securities of IT services companies, conditions in the capital markets in which we may seek to raise funds, our future results of operations and financial condition, and general economic and political conditions. Financing may not be available in amounts or on terms acceptable to us, or at all, and could limit our ability to grow our business and develop or enhance our service offerings to respond to market demand or competitive challenges.
We have significant fixed costs related to lease facilities.
We have made and continue to make significant contractual commitments related to our leased facilities. Our operating lease expense related to land and buildings for the 2018 fiscal year was £8.4 million, and we are contractually committed to £10.4 million in such lease expenses for the 2019 fiscal year. These expenses will have a significant impact on our fixed costs, and if we are unable to grow our business and revenue proportionately, our operating results may be negatively affected.
Our ability to expand our business and procure new contracts or enter into beneficial business arrangements could be affected to the extent we enter into agreements with clients containing non-competition clauses.
We are a party to a small number of agreements with clients that restrict our ability to perform similar services for such clients’ competitors. We may in the future enter into agreements with clients that restrict our ability to accept assignments from, or render similar services to, those clients’ customers, require us to obtain our clients’ prior written consent to provide services to their customers or restrict our ability to compete with our clients, or bid for or accept any assignment for which those clients are bidding or negotiating. These restrictions may hamper our ability to compete for and provide services to other clients in a specific industry in which we have expertise and could materially adversely affect our business, financial condition and results of operations.
If our current insurance coverage is or becomes insufficient to protect against losses incurred, our business, results of operations and financial condition may be adversely affected.
We provide technology services that are integral to our clients’ businesses. If we were to default in the provision of any contractually agreed-upon services, our clients could suffer significant damages and make claims against us for those damages. We currently carry £20.0 million in errors and omissions liability coverage for all of the services we provide, subject to lower sub-limits in certain cases. To the extent client damages are deemed recoverable against us in amounts substantially in excess of our insurance coverage, or if our claims for insurance coverage are denied by our insurance carriers for any reason, including reasons beyond our control, there could be a material adverse effect on our revenue, business, results of operations and financial condition.
Risks Related to Our International Operations
The United Kingdom’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.
Our principal executive offices are located in the United Kingdom. Following the vote of a majority of the eligible members of the electorate in the United Kingdom to withdraw from the European Union in a national referendum held on June 23, 2016, referred to as “BREXIT,” the United Kingdom government served notice under Article 50 of the Treaty of the European Union on March 29, 2017 to formally initiate the process of withdrawing from the European Union. The United Kingdom and the European Union have a two-year period under Article 50 to negotiate the terms of withdrawal. Any extension of the negotiation period for withdrawal will require the consent of all of the remaining 27 member states.
The referendum and withdrawal have created significant uncertainty about the future relationship between the United Kingdom and the European Union. Lack of clarity about future U.K. laws and regulations as the United Kingdom determines which EU-derived laws and regulations to replace or replicate as part of a withdrawal, including financial laws and regulations, tax and free trade agreements, intellectual property rights, supply chain logistics, environmental, health and safety laws and regulations, immigration laws and employment laws, could decrease foreign direct investment in the United Kingdom, increase costs, depress economic activity and restrict our access to capital. If the United Kingdom and the European Union are unable to negotiate acceptable terms for the United Kingdom’s withdrawal from the European Union, or if other EU member states pursue withdrawal from the European Union, barrier-free access between the United Kingdom and other EU member states or across the European Economic Area overall could be diminished or eliminated. In addition, the United Kingdom could lose the benefits of global trade agreements negotiated by the European Union on behalf of its members. These developments, or the perception that any of them could occur, have had and may continue to have a significant adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Asset valuations, currency exchange rates and credit ratings may be especially subject to increased market volatility. These developments, or the perception that any of them could occur, may also have a significant effect on our ability to attract and retain employees, including IT professionals and other employees who are important for our business.
Fluctuations in currency exchange rates and increased inflation could materially adversely affect our financial condition and results of operations.
We have offices located in Argentina, Bulgaria, Colombia, Denmark, Germany, Macedonia, Moldova, the Netherlands, Romania, Serbia, the United Kingdom, the United States, Uruguay and Venezuela. As a result of the international scope of our operations, fluctuations in exchange rates, particularly between the British Pound, our reporting currency, and the Euro and U.S. dollar, may adversely affect us. Currency fluctuations related to the BREXIT referendum had a significant impact on our financial results for the fiscal year ended June 30, 2018. In the fiscal year ended June 30, 2018, 40.3% of our sales were denominated in the British Pound, 21.2% of our sales were denominated in U.S. dollars, 36.0% were denominated in Euros and the balance were in other currencies. Conversely, during the same time period, 70.3% of our expenses were denominated in Euros (or in currencies that largely follow the Euro, including the RON) or U.S. Dollars. As a result, strengthening of the Euro or U.S. dollar relative to the British Pound presents the most significant risk to us. Any significant fluctuations in currency exchange rates may have a material impact on our business.
In addition, economies in Central European and Latin American countries have periodically experienced high rates of inflation. Periods of higher inflation may slow economic growth in those countries. As a substantial portion of our expenses (excluding currency losses and changes in deferred tax) are denominated in Euros or in currencies that largely follow the Euro, the relative movement of inflation significantly affects our results of operations. Inflation also is likely to increase some of our costs and expenses, including wages, rents, leases and employee benefit payments, which we may not be able to pass on to our clients and, as a result, may reduce our profitability. To the extent inflation causes these costs to increase, such inflation may materially adversely affect our business. Inflationary pressures could also affect our ability to access financial markets and lead to counter-inflationary measures that may harm our financial condition, results of operations or materially adversely affect the market price of our securities.
Our revenue, margins, results of operations and financial condition may be materially adversely affected if general economic conditions in Europe, the United States or the global economy worsen.
We derive a significant portion of our revenue from clients located in Europe and the United States. The technology services industry is particularly sensitive to the economic environment, and tends to decline during general economic downturns. If the U.S. or European economies weaken or slow, pricing for our services may be depressed and our clients may reduce or postpone their technology spending significantly, which may, in turn, lower the demand for our services and negatively affect our revenue and profitability. The BREXIT referendum and the resulting economic uncertainty could adversely impact our operating results unless and until economic conditions in Europe improve and the prospect of national debt defaults in Europe decline. To the extent that these adverse economic conditions continued or worsened, they would likely have a negative effect on our business. If we are unable to successfully anticipate changing economic and political conditions affecting the markets in which we operate, we may be unable to effectively plan for or respond to those changes, and our results of operations could be adversely affected.
Our international operations involve risks that could increase our expenses, adversely affect our results of operations and require increased time and attention from our management.
As of June 30, 2018, we had 4,819 employees, approximately 53.5% of whom work in nearshore delivery centers in European Union countries. We have operations in a number of countries, including Argentina, Bulgaria, Colombia, Denmark, Germany, Macedonia, Moldova, the Netherlands, Romania, Serbia, the United Kingdom, the United States, Uruguay and Venezuela, and we serve clients across Europe and North America. As a result, we may be subject to risks inherently associated with international operations. Our global operations expose us to numerous and sometimes conflicting legal, tax and regulatory requirements, and violations or unfavorable interpretation by the respective authorities of these regulations could harm our business. Risks associated with international operations include difficulties in enforcing contractual rights, potential difficulties in collecting accounts receivable, the burdens of complying with a wide variety of foreign laws, repatriation of earnings or capital and the risk of asset seizures by foreign governments. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations. Such companies may have long-standing or well-established relationships with desired clients, which may put us at a competitive disadvantage. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. Our international expansion plans may not be successful and we may not be able to compete effectively in other countries. These factors could impede the success of our international expansion plans and limit our ability to compete effectively in other countries.
Our business, results of operations and financial condition may be adversely affected by the various conflicting legal and regulatory requirements imposed on us by the countries where we operate.
Since we maintain operations and provide services to clients throughout the world, we are subject to numerous, and sometimes conflicting, legal requirements on matters as diverse as import/export controls, content requirements, trade restrictions, tariffs, taxation, sanctions, government affairs, anti-bribery, whistle blowing, internal and disclosure control obligations, data protection and privacy and labor relations. Our failure to comply with these regulations in the conduct of our business could result in fines, penalties, criminal sanctions against us or our officers, disgorgement of profits, prohibitions on doing business, unfavorable publicity, adverse impact on our reputation and allegations by our clients that we have not performed our contractual obligations. Due to the varying degree of development of the legal systems of the countries in which we operate, local laws might be insufficient to defend us and preserve our rights.
We are also subject to risks relating to compliance with a variety of national and local laws including multiple tax regimes, labor laws, employee health safety and wages and benefits laws. We may, from time to time, be subject to litigation or administrative actions resulting from claims against us by current or former employees individually or as part of class actions, including claims of wrongful terminations, discrimination, misclassification or other violations of labor law or other alleged conduct. We may also, from time to time, be subject to litigation resulting from claims against us by third parties, including claims of breach of non-compete and confidentiality provisions of our employees’ former employment agreements with such third parties. Our failure to comply with applicable regulatory requirements could have a material adverse effect on our revenue, business, results of operations and financial condition.
Many commercial laws and regulations in Central Europe and Latin America are relatively new and have been subject to limited interpretation. As a result, their application can be unpredictable. Government authorities have a high degree of discretion in certain countries in which we have operations and at times have exercised their discretion in ways that may be perceived as selective or arbitrary, and sometimes in a manner that is seen as being influenced by political or commercial considerations. These governments also have the power, in certain circumstances, to interfere with the performance of, nullify or terminate contracts. Selective or arbitrary actions have included withdrawal of licenses, sudden and unexpected tax audits, criminal prosecutions and civil actions. Federal and local government entities have also used common defects in documentation as pretexts for court claims and other demands to invalidate and/or to void transactions, apparently for political purposes. In this environment, our competitors could receive preferential treatment from the government, potentially giving them a competitive advantage. Selective or arbitrary government action could materially adversely affect our business, financial condition and results of operations.
Changes and uncertainties in the tax system in the countries in which we have operations, could materially adversely affect our financial condition and results of operations.
We conduct business globally and file income tax returns in multiple jurisdictions. Our consolidated effective income tax rate could be materially adversely affected by several factors, including: changing tax laws, regulations and treaties, or the interpretation thereof; tax policy initiatives and reforms under consideration (such as those related to the Organization for Economic Co-Operation and Development’s, or OECD, Base Erosion and Profit Shifting, or BEPS, Project, the European Commission’s state aid investigations and other initiatives); the practices of tax authorities in jurisdictions in which we operate; the resolution of issues arising from tax audits or examinations and any related interest or penalties. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid.
In particular, there have been significant changes to the taxation systems in Central European countries in recent years as the authorities have gradually replaced or introduced new legislation regulating the application of major taxes such as corporate income tax, VAT, corporate property tax, personal income taxes and payroll taxes.
The U.S. government has also enacted comprehensive tax legislation that includes significant changes to the taxation of business entities.  These changes include, among others, a permanent reduction to the U.S. federal corporate income tax rate. Notwithstanding the reduction in the corporate income tax rate, the overall impact of this tax reform is uncertain, and our business and financial condition could be adversely affected.  This Annual Report on Form 20-F does not discuss any such tax legislation or the manner in which it might affect holders of our ADSs.
We are unable to predict what tax reforms may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices in jurisdictions in which we operate, could increase the estimated tax liability that we have expensed to date and paid or accrued on our balance sheets, and otherwise affect our financial position, future results of operations, cash flows in a particular period and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders and increase the complexity, burden and cost of tax compliance.

Tax authorities may disagree with our positions and conclusions regarding certain tax positions, or may apply existing rules in an arbitrary or unforeseen manner, resulting in unanticipated costs, taxes or non-realization of expected benefits.
A tax authority may disagree with tax positions that we have taken, which could result in increased tax liabilities. For example, Her Majesty’s Revenue & Customs, or HMRC, the U.S. Internal Revenue Service or another tax authority could challenge our allocation of income by tax jurisdiction and the amounts paid between our affiliated companies pursuant to our intercompany arrangements and transfer pricing policies, including methodologies for valuing developed technology and amounts paid with respect to our intellectual property development. Similarly, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a “permanent establishment” under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions. In particular, tax authorities in Central European countries have been aggressive in their interpretation of tax laws and their many ambiguities, as well as in their enforcement and collection activities.
For example, a tax authority may take the position that material income tax liabilities, interest and penalties are payable by us, where there has been a technical violation of contradictory laws and regulations that are relatively new and have not been subject to extensive review or interpretation, in which case we expect that we might contest such assessment. High-profile companies can be particularly vulnerable to aggressive application of unclear requirements. Many companies must negotiate their tax bills with tax inspectors who may demand higher taxes than applicable law appears to provide. Contesting such an assessment may be lengthy and costly and if we were unsuccessful in disputing the assessment, the implications could increase our anticipated effective tax rate, where applicable.
We do not anticipate being treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the current taxable year, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to qualify as a PFIC, this could result in adverse U.S. tax consequences to certain U.S. holders.
Generally, if, for any taxable year, at least 75% of our gross income is passive income, or on average at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a PFIC for U.S. federal income tax purposes. For purposes of these tests, passive income generally includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. Our status as a PFIC depends on the composition of our income and the composition and value of our assets (for which purpose the total value of our assets may be determined in part by the market value of our ADSs representing Class A ordinary shares, which are subject to change) from time to time. If we are characterized as a PFIC, U.S. holders of our ADSs may suffer adverse U.S. tax consequences, including having gains realized on the sale of our ADSs treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on our ADSs by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of sales of ADSs.
Although PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets, we believe we were not a PFIC for our 2018 tax year and we do not expect to be a PFIC for our current taxable year. However, our status as a PFIC is a fact-intensive determination made on an annual basis, and we cannot provide any assurances regarding our PFIC status for the current, prior or future taxable years. See “Taxation—U.S. Federal Income Tax Considerations for U.S. Holders—Passive Foreign Investment Company Rules” for a further discussion of the PFIC rules.
Emerging markets are subject to greater risks than more developed markets, and financial turmoil in any emerging market could disrupt our business.
Central European and Latin American countries are generally considered to be emerging markets, which are subject to rapid change and greater legal, economic and political risks than more established markets. Financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Central Europe and Latin America and adversely affect the economy of the region. Political instability could result in a worsening overall economic situation, including capital flight and slowdown of investment and business activity. Current and future changes in governments of the countries in which we have or develop operations, as well as major policy shifts or lack of consensus between various branches of the government and powerful economic groups, could lead to political instability and disrupt or reverse political, economic and regulatory reforms, which could materially adversely affect our business and operations in those countries. In addition, political and economic relations between certain of the countries in which we operate are complex, and recent conflicts have arisen between certain of their governments. Political, ethnic, religious, historical and other differences have, on occasion, given rise to tensions and, in certain cases, military conflicts among Central European or Latin American countries which can halt normal economic activity and disrupt the economies of neighboring regions. The emergence of new or escalated tensions in Central European or Latin American countries could further exacerbate tensions between such countries and the United Kingdom, the United States and the European Union, which may have a negative effect on their economy, our ability to develop or maintain our operations in those countries and our ability to attract and retain employees, any of which could materially adversely affect our business and operations.
In addition, banking and other financial systems in certain countries in which we have operations are less developed and regulated than in some more developed markets, and legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent application. Banks in these regions often do not meet the banking standards of more developed markets, and the transparency of the banking sector lags behind international standards. Furthermore, in certain countries in which we operate, bank deposits made by corporate entities generally either are not insured or are insured only to specified limits. As a result, the banking sector remains subject to periodic instability. Another banking crisis, or the bankruptcy or insolvency of banks through which we receive or with which we hold funds may result in the loss of our deposits or adversely affect our ability to complete banking transactions in certain countries in which we have operations, which could materially adversely affect our business and financial condition.
Wage inflation and other compensation expense for our IT professionals could adversely affect our financial results.
Wage costs for IT professionals in Central European and Latin American countries are lower than comparable wage costs in more developed countries. However, wage costs in the technology services industry in these countries may increase at a faster rate than in the past and wage inflation for the IT industry may be higher than overall wage inflation within these countries. We may need to increase the levels of employee compensation more rapidly than in the past to remain competitive, and we may not be able to pass on these increased costs to our clients. Unless we are able to continue to increase the efficiency and productivity of our employees as well as the prices we can charge for our services, wage inflation may materially adversely affect our financial condition and results of operations.
We are subject to the U.K. Bribery Act, the U.S. Foreign Corrupt Practices Act and other anti-corruption laws, as well as export control laws, import and customs laws, trade and economic sanctions laws and other laws governing our operations.
Our operations are subject to anti-corruption laws, including the U.K. Bribery Act 2010, or the Bribery Act, the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. §201, the U.S. Travel Act, and other anti-corruption laws that apply in countries where we do business. The Bribery Act, the FCPA and these other laws generally prohibit us and our employees and intermediaries from authorizing, promising, offering, or providing, directly or indirectly, improper or prohibited payments, or anything else of value, to government officials or other persons to obtain or retain business or gain some other business advantage. Under the Bribery Act, we may also be liable for failing to prevent a person associated with us from committing a bribery offense. We operate in a number of jurisdictions that pose a high risk of potential Bribery Act or FCPA violations. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.
We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United Kingdom and the United States, and authorities in the European Union, including applicable export control regulations, economic sanctions and embargoes on certain countries and persons, anti-money laundering laws, import and customs requirements and currency exchange regulations, collectively referred to as the Trade Control laws. We may not be completely effective in ensuring our compliance with all such applicable laws, which could result in our being subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses. Likewise, any investigation of any potential violations of such laws by United Kingdom, United States or other authorities could also have an adverse impact on our reputation, our business, results of operations and financial condition.
Risks Related to Our ADSs and the Trading of Our ADSs
Our share price may be volatile or may decline regardless of our operating performance.
The trading price of our ADSs has fluctuated, and is likely to continue to fluctuate. Since our ADSs were sold at our initial public offering in July 2018 at a price of $20.00 per share, the price per ADS has ranged as low as $23.25 and and as high as $30.74 through October 9, 2018. The trading price of our ADSs depends on a number of factors, including those described in this “Risk Factors” section, many of which are beyond our control and may not be related to our operating performance, including:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	variance in our financial performance from expectations of securities analysts;

•	changes in the prices of our services;

•	changes in our projected operating and actual financial results;

•	changes in laws or regulations applicable to our business;

•	announcements by us or our competitors of significant business developments, acquisitions or new offerings;

•	our involvement in any litigation;

•	our sale of our ADSs or other securities in the future;

•	changes in senior management or key personnel;

•	the trading volume of our ADSs;

•	changes in the anticipated future size and growth rate of our market; and

•	general economic, regulatory and market conditions.
Stock markets frequently experience price and volume fluctuations that affect the market prices of equity securities of many companies. These fluctuations have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry fluctuations, as well as general economic, political, regulatory and market conditions, may negatively impact the market price of our ADSs. In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future, which could result in substantial costs and divert our management’s attention.
An active public trading market for our ADSs may not be sustained.
Prior to the completion of our initial public offering, no public market existed for our securities. An active public trading market for our ADSs may not be sustained. The lack of an active market may impair your ability to sell your ADSs at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair value of your ADSs. An inactive market may also impair our ability to raise capital to continue to fund operations by selling ADSs and may impair our ability to acquire other companies or technologies by using our ADSs as consideration.
We may invest or spend the proceeds of our initial public offering in ways with which you may not agree or in ways which may not yield a return.
We anticipate that the remaining net proceeds from our initial public offering will be used for working capital and other general corporate purposes. We may also use a portion of the net proceeds to acquire complementary businesses, products or technologies. However, we do not have any agreements or commitments for any acquisitions at this time. Our management will have considerable discretion in the application of the remaining net proceeds, and you will not have the opportunity to assess whether the proceeds are being used effectively. The remaining net proceeds may be invested with a view towards long-term benefits for our shareholders and this may not increase our operating results or market value. The failure by our management to apply these funds effectively may adversely affect the return on your investment.
Future sales of our ADSs by existing shareholders could cause the market price of our ADSs to decline.
Sales of a substantial number of our ADSs in the public market by our existing shareholders, or the perception that these sales might occur, could depress the market price of our ADSs and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our ADSs.
As of September 30, 2018, we had 53,033,140 outstanding ordinary shares. Substantially all of those shares, other than 7,291,000 Class A ordinary shares in the form of ADSs issued in our initial public offering are subject to lock-up agreements that restrict the holders’ ability to transfer our ADSs or the underlying Class A ordinary shares until January 22, 2019, when the applicable lock-ups expire. Morgan Stanley & Co. LLC may, in its sole discretion, permit our shareholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements. In addition, our articles of association provide that (i) each holder of Class B ordinary shares may not dispose of (a) more than 25% of the Class B ordinary shares held by such holder as of July 26, 2018 in the 18-month period following July 26, 2018 (including by conversion to Class A ordinary shares), (b) more than 40% of the Class B ordinary shares held by such holder as of July 26, 2018 in the three-year period following July 26, 2018 (including by conversion to Class A ordinary shares) and (c) more than 60% of the Class B ordinary shares held by such holder as of July 26, 2018 in the five-year period following July 26, 2018 (including by conversion to Class A ordinary shares) and (ii) each holder of Class C ordinary shares may not dispose of more than 25% of the Class C ordinary shares held by such holder as of July 26, 2018 in the 18-month period following July 26, 2018 (including by conversion to Class A ordinary shares). Further, at any time between twelve and eighteen months July 26, 2018, we intend to cause the Endava Limited Guernsey Employee Benefit Trust to sell up to 500,000 Class A ordinary shares, which may be in the form of ADSs.
In addition, as of September 30, 2018 there were outstanding 5,662,610 Class A ordinary shares subject to share options. We intend to register all of the Class A ordinary shares issuable upon exercise of outstanding options, and upon exercise of settlement of any options or other equity incentives we may grant in the future, for public resale under the Securities Act. Accordingly, these shares will be able to be freely sold in the public market upon issuance as permitted by any applicable vesting requirements, subject to the above-referenced lock-up agreements.
Shareholder protections found in provisions under the U.K. City Code on Takeovers and Mergers, or the Takeover Code, will not apply if our place of management and control is considered to change to outside the United Kingdom.
The Takeover Code applies to all offers for public limited companies incorporated in England and Wales which have their registered offices in the United Kingdom and which are considered by the Panel on Takeovers and Mergers, or the Takeover Panel, to have their place of central management and control in the United Kingdom.
On July 6, 2018, we re-registered as a public limited company incorporated in England and Wales. Our place of central management and control is, and is expected to continue to be, in the United Kingdom. Accordingly, we are subject to the Takeover Code and, as a result, our shareholders are entitled to the benefit of the various protections provided under the Takeover Code. The Takeover Code provides a framework within which takeovers of companies are regulated and conducted. If, at the time of a takeover offer, the Takeover Panel determines that we do not have our place of central management and control in the United Kingdom, then the Takeover Code would not apply to us and our shareholders would not be entitled to the benefit of the various protections that the Takeover Code affords. In particular, the rules regarding mandatory takeover bids described below would not apply. The following is a brief summary of some of the most important rules of the Takeover Code:

•
When any person acquires, whether by a series of transactions over a period of time or not, an interest in shares which (taken together with shares already held by that person and an interest in shares held or acquired by persons acting in concert with him or her) carry 30% or more of the voting rights of a company that is subject to the Takeover Code, that person is generally required to make a mandatory offer to all the holders of any class of equity share capital or other class of transferable securities carrying voting rights in that company to acquire the balance of their interests in the company.

•
When any person who, together with persons acting in concert with him or her, is interested in shares representing not less than 30% but does not hold more than 50% of the voting rights of a company that is subject to the Takeover Code, and such person, or any person acting in concert with him or her, acquires an additional interest in shares which increases the percentage of shares carrying voting rights in which he or she is interested, then such person is generally required to make a mandatory offer to all the holders of any class of equity share capital or other class of transferable securities carrying voting rights of that company to acquire the balance of their interests in the company.

•
A mandatory offer triggered in the circumstances described in the two paragraphs above must be in cash (or be accompanied by a cash alternative) and at not less than the highest price paid within the preceding 12 months to acquire any interest in shares in the company by the person required to make the offer or any person acting in concert with him or her.

•
In relation to a voluntary offer (i.e. any offer which is not a mandatory offer), when interests in shares representing 10% or more of the shares of a class have been acquired for cash by an offeror (i.e., a bidder) and any person acting in concert with it in the offer period and the previous 12 months, the offer must be in cash or include a cash alternative for all shareholders of that class at not less than the highest price paid for any interest in shares of that class by the offeror and by any person acting in concert with it in that period. Further, if an offeror acquires for cash any interest in shares during the offer period, a cash alternative must be made available at not less than the highest price paid for any interest in the shares of that class.

•
If the offeror or any person acting in concert with it acquires an interest in shares in the offeree company (i.e., the target) at a price higher than the value of the offer, the offer must be increased to not less than the highest price paid for the interest in shares so acquired.

•
The offeree company must obtain competent advice as to whether the terms of any offer are fair and reaosnable and the substance of such advice must be made known to all the shareholders, together with the opinion of the board of directors of the offeree company.

•	Special deals with favorable conditions for selected shareholders are not permitted.

•	All shareholders must be given the same information.

•
Each document published in connection with an offer by or on behalf of the offeror or offeree must state that the directors of the offeror or the offeree, as the case may be, accept responsibility for the information contained therein.

•	Profit forecasts, quantified financial benefits statements and asset valuations must be made to specified standards and must be reported on by professional advisers.

•	Misleading, inaccurate or unsubstantiated statements made in documents or to the media must be publicly corrected immediately.

•	Actions during the course of an offer by the offeree company, which might frustrate the offer, are generally prohibited unless shareholders approve these plans.

•	Stringent and detailed requirements are laid down for the disclosure of dealings in relevant securities during an offer.
Employee representatives or employees of both the offeror and the offeree company and the trustees of the offeree company’s pension scheme must be informed about an offer. In addition, the offeree company’s employee representatives and pension scheme trustees have the right to have a separate opinion on the effects of the offer on employment and pension scheme(s), respectively, appended to the offeree board of directors’ circular or published on a website.
The three class structure of our ordinary shares has the effect of concentrating voting control for the foreseeable future, which will limit your ability to influence corporate matters.
Our Class B ordinary shares have ten votes per share, and our Class A ordinary shares, which are the shares underlying the ADSs, and Class C ordinary shares each have one vote per share. Given the greater number of votes per share attributed to our Class B ordinary shares, our Class B ordinary shareholders collectively beneficially hold shares representing approximately 91.3% of the voting rights of our outstanding share capital as of September 30, 2018. Further, John Cotterell, our Chief Executive Officer, beneficially holds Class B ordinary shares representing approximately 33.2% of the voting rights of our outstanding share capital as of September 30, 2018. Consequently, Mr. Cotterell will continue to be able to have a significant influence on corporate matters submitted to a vote of shareholders. Notwithstanding this concentration of control, we do not expect that we will qualify as a “controlled company” under New York Stock Exchange listing rules.
This concentrated control will limit your ability to influence corporate matters for the foreseeable future. This concentrated control could also discourage a potential investor from acquiring our ADSs due to the limited voting power of the Class A ordinary shares underlying the ADSs relative to the Class B ordinary shares and might harm the market price of our ADSs. In addition, Mr. Cotterell has the ability to control the management and major strategic investments of our company as a result of his position as our Chief Executive Officer. As a member of our board of directors, Mr. Cotterell owes statutory and fiduciary duties to us and must act in good faith and in a manner that he considers would be most likely to promote the success of our company for the benefit of our shareholders as a whole. As a shareholder, Mr. Cotterell is entitled to vote his shares in his own interests, which may not always be in the interests of our shareholders generally. For a description of our three class structure, see “Description of Share Capital and Articles of Association.”
Future transfers by other holders of Class B ordinary shares and Class C ordinary shares will generally result in those shares converting on a one-to-one basis to Class A ordinary shares, subject to limited exceptions, such as certain transfers effected for estate planning purposes. The conversion of our Class B ordinary shares into Class A ordinary shares will have the effect, over time, of increasing the relative voting power of those holders of Class B ordinary shares who retain their shares in the long-term.
We cannot predict the impact our three class share structure may have on our ADS price or our business.
We cannot predict whether our three class share structure, combined with the concentrated control of our shareholders who held our ordinary shares prior to the completion of our initial public offering, including our executive officers, employees and directors and their affiliates, will result in a lower or more volatile market price of our ADSs or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indexes. In July 2017, FTSE Russell announced that it plans to require new constituents of its indexes to have greater than 5% of the company's voting rights in the hands of public shareholders, and S&P Dow Jones announced that it will no longer admit companies with multiple-class share structures to certain of its indexes. Because of our three class structure, we will likely be excluded from these indexes and we cannot assure you that other stock indexes will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make our ADSs less attractive to other investors. As a result, the market price of our ADSs could be adversely affected.
The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.
We are incorporated under English law. The rights of holders of ordinary shares and, therefore, certain of the rights of holders of our ADSs, are governed by English law, including the provisions of the Companies Act 2006, or the Companies Act, and by our Articles of Association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See “Item 10.B—Memorandum and Articles of Association” and “Item 16.G—Corporate Governance” in this Annual Report on Form 20-F for a description of the principal differences between the provisions of the Companies Act applicable to us and, for example, the Delaware General Corporation Law relating to shareholders' rights and protections.
Holders of our ADSs have fewer rights than our shareholders and must act through the depositary to exercise their rights.
Holders of our ADSs do not have the same rights as our shareholders and may only exercise their voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Holders of the ADSs have appointed the depositary or its nominee as their representative to exercise the voting rights attaching to the Class A ordinary shares represented by the ADSs. When a general meeting is convened, if you hold ADSs, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw the Class A ordinary shares underlying your ADSs to allow you to vote directly with respect to any specific matter. We will make all commercially reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Furthermore, the depositary will not be liable for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you request. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting. See “Item 12.D—Description of American Depositary Shares.”
Holders of our ADSs may face limitations on transfer and withdrawal of underlying Class A ordinary shares.
Our ADSs, which may be evidenced by ADRs, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of your ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason subject to your right to cancel your ADSs and withdraw the underlying Class A ordinary shares. Temporary delays in the cancellation of your ADSs and withdrawal of the underlying Class A ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our Class A ordinary shares. In addition, you may not be able to cancel your ADSs and withdraw the underlying Class A ordinary shares when you owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of Class A ordinary shares or other deposited securities. See “Item 12.D—Description of American Depositary Shares.”
ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.
The deposit agreement governing the ADSs representing our Class A ordinary shares provides that holders and beneficial owners of ADSs irrevocably waive the right to a trial by jury in any legal proceeding arising out of or relating to the deposit agreement or the ADSs, including in respect of claims under federal securities laws, against us or the depositary to the fullest extent permitted by applicable law. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a court of the State of New York or a federal court, which have non-exclusive jurisdiction over matters arising under the deposit agreement, applying such law. In determining whether to enforce a jury trial waiver provision, New York courts and federal courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor's negligence in failing to liquidate collateral upon a guarantor's demand, or in the case of an intentional tort claim (as opposed to a contract dispute), none of which we believe are applicable in the case of the deposit agreement or the ADSs. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any provision of the federal securities laws. If you or any other holder or beneficial owner of ADSs brings a claim against us or the depositary in connection with such matters, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims, and the venue of the hearing.
Claims of U.S. civil liabilities may not be enforceable against us.
We are incorporated under English law. Substantially all of our assets are located outside the United States. The majority of our senior management and board of directors reside outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce judgments obtained in U.S. courts against them or us, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.
The United States and the United Kingdom do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in the United Kingdom. In addition, uncertainty exists as to whether U.K. courts would entertain original actions brought in the United Kingdom against us or our directors or senior management predicated upon the securities laws of the United States or any state in the United States. Any final and conclusive monetary judgment for a definite sum obtained against us in U.S. courts would be treated by the courts of the United Kingdom as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that certain requirements are met. Whether these requirements are met in respect of a judgment based upon the civil liability provisions of the U.S. securities laws, including whether the award of monetary damages under such laws would constitute a penalty, is an issue for the court making such decision. If an English court gives judgment for the sum payable under a U.S. judgment, the English judgment will be enforceable by methods generally available for this purpose. These methods generally permit the English court discretion to prescribe the manner of enforcement.
As a result, U.S. investors may not be able to enforce against us or our senior management, board of directors or certain experts named herein who are residents of the United Kingdom or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.
As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than U.S. public companies.
We are a “foreign private issuer,” as defined in the SEC rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Further, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies.
As a foreign private issuer, we file annual reports on Form 20-F within four months of the close of each fiscal year ended June 30 and reports on Form 6-K relating to certain material events promptly after we publicly announce these events. However, because of the above exemptions for foreign private issuers, our shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.
While we are a foreign private issuer, we are not subject to certain New York Stock Exchange corporate governance listing standards applicable to U.S. listed companies.
We are entitled to rely on a provision in the New York Stock Exchange’s corporate governance listing standards that allows us to follow English corporate law and the Companies Act with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the New York Stock Exchange.
For example, we are exempt from New York Stock Exchange regulations that require a listed U.S. company to (1) have a majority of the board of directors consist of independent directors, (2) require regularly scheduled executive sessions with only independent directors each year and (3) have a remuneration committee or a nominations or corporate governance committee consisting entirely of independent directors.
In accordance with our New York Stock Exchange listing, our audit committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and Rule 10A-3 of the Exchange Act, both of which are also applicable to New York Stock Exchange-listed U.S. companies. Because we are a foreign private issuer, however, our audit committee is not subject to additional New York Stock Exchange requirements applicable to listed U.S. companies, including an affirmative determination that all members of the audit committee are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer. Furthermore,  the New York Stock Exchange’s corporate governance listing standards require listed U.S. companies to, among other things, seek shareholder approval for the implementation of certain equity compensation plans and issuances of ordinary shares, which we are not required to follow as a foreign private issuer.
We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act's domestic reporting regime and cause us to incur significant legal, accounting and other expenses.
As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer on the next determination date, December 31, 2018 (the end of our second fiscal quarter in the fiscal year after our initial public offering), which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2019. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(1) a majority of our executive officers or directors cannot be U.S. citizens or residents, (2) more than 50 percent of our assets must be located outside the United States and (3) our business must be administered principally outside the United States. If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers and will require that we prepare our financial statements in accordance with U.S. Generally Accepted Accounting Principles. We may also be required to make changes in our corporate governance practices in accordance with various SEC and rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer will be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly.
We are an “emerging growth company” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our ADSs less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, and, to the extent that we no longer qualify as a foreign private issuer pursuant to which standards we are not required to provide detailed compensation disclosures or file proxy statements, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our ADSs less attractive if we choose to rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and our ADS price may be more volatile.
As a result of becoming a public company, we are obligated to develop and maintain proper and effective internal controls over financial reporting and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our ADSs.
We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the fiscal year beginning on July 1, 2019, which is the first fiscal year beginning after the effective date of our initial public offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting until our first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company,” as defined in the JOBS Act. We will be required to disclose significant changes made in our disclosure controls or internal control procedures on a quarterly basis.
We have commenced the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404, and we may not be able to complete our evaluation, testing and any required remediation in a timely fashion. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. We will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404.
During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our ADSs could decline, and we could be subject to sanctions or investigations by the New York Stock Exchange, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital market.
If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.
The trading market for our ADSs depends, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts or the content that they publish about us. If our financial performance fails to meet analyst estimates or one or more of the analysts who cover us downgrade our ADSs or change their opinion of our ADSs, our ADS price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our ADS price or trading volume to decline.
We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our ADSs.
We currently intend to retain any future earnings to finance the growth and development of the business and, therefore, we do not anticipate that we will pay any cash dividends on our ordinary shares, including on the Class A ordinary shares underlying our ADSs, in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will be dependent upon our future financial condition, results of operations and capital requirements, general business conditions and other relevant factors as determined by our board of directors. Accordingly, investors must rely on sales of their ADSs after price appreciation, which may never occur, as the only way to realize any future gains on their investments.
Item 4. Information on the Company
A. History and Development of the Company
Corporate Information
The legal and commercial name of our company is Endava plc. We were originally incorporated in February 2006 as Endava Limited, a private company with limited liability and indefinite life under the laws of England and Wales. In July 2018, we completed a corporate reorganization, pursuant to which all of our shareholders were required to elect to exchange each of the existing ordinary shares in the capital of Endava Limited held by them for the same number of Class B ordinary shares or Class C ordinary shares; provided, that the Endava Limited Guernsey Employee Benefit Trust exchanged all existing ordinary shares held by it for the same number of Class A ordinary shares. Each Class A ordinary share is entitled to one vote per share, each Class B ordinary share is entitled to ten votes per share and each Class C ordinary share is entitled to one vote per share.
On July 6, 2018, we re-registered Endava Limited as a public limited company and our name was changed from Endava Limited to Endava plc. We are registered with the Registrar of Companies in England and Wales under number 5722669, and our registered office is 125 Old Broad Street, London EC2N 1AR, United Kingdom.
Our principal executive office is located at 125 Old Broad Street, London EC2N 1AR, United Kingdom and our telephone number is +44 20 7367 1000. Our agent for service of process in the United States is Endava Inc., located at 441 Lexington Avenue, Suite 702, New York, NY 10017 and the telephone number for Endava Inc. is +1 (212) 920-7240. Our website address is www.endava.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this Annual Report on Form 20-F, and you should not consider information on our website to be part of this Annual Report on Form 20-F.
Our actual capital expenditures for the years ended June 30, 2018, 2017 and 2016 amounted to £5.5 million, £6.4 million and £2.7 million, respectively. These capital expenditures were related primarily to purchases of property and equipment for our delivery centres and software licences in Romania, Bulgaria, Moldova, Macedonia, Serbia and Latin America. We expect our capital expenditures to increase in absolute terms in the near term as we continue to grow our operations. We anticipate our capital expenditures in fiscal 2019 to be financed from cash generated from operations and the proceeds of our July 2018 initial public offering. We will continue investing technology services in Europe, Latin America and the United States.
B. Business Overview
Overview
We are a leading next-generation technology services provider and help accelerate disruption by delivering rapid evolution to enterprises. We aid our clients in finding new ways to interact with their customers and users, enabling them to become more engaging, responsive and efficient. Using Distributed Enterprise Agile at scale, we collaborate with our clients, seamlessly integrating with their teams, catalyzing ideation and delivering robust solutions. Our approach to ideation comprises an empathy for user needs, curiosity, creativity and a deep understanding of technologies. From proof of concept, to prototype, to production, we use our engineering expertise to deliver enterprise platforms capable of handling millions of transactions per day. Our people, whom we call Endavans, synthesize creativity, technology and delivery at scale in multi-disciplinary teams, enabling us to support our clients from ideation to production.
Waves of technological change are disrupting the nature of competition in every industry. New technologies have enabled the growth and success of companies that leverage these technologies in every aspect of their businesses, or digital native companies, allowing them to be nimble, innovative, data driven and focused on user experience, often through an Agile development approach. Technology has also increased customer expectations, giving customers the ability to choose not only the products and services that they want, but also where, when and how they want them delivered. Incumbent enterprises must undertake digital transformation of their businesses by leveraging technology in order to meet ever-evolving customer expectations and compete with digital native disruptors. According to International Data Corporation, or IDC, the worldwide market for digital transformation services is expected to be approximately $390 billion in 2018 and is expected to grow at a compound annual growth rate of 19.7% through 2021.
Technological transformation poses numerous challenges for incumbent enterprises. Incumbent enterprises are often laden with legacy infrastructure and applications that are deeply embedded in core transactional systems, making it difficult to reconcile maintenance of existing infrastructure and applications with a nimble approach to using next-generation technologies. Incumbent enterprises are also often stymied by institutional constraints that impede their ability to solve complex problems and rapidly respond to shifting competitive dynamics, as well as ingrained traditional approaches to development. The Agile methodology stands in stark contrast to the IT-department-driven, legacy approach often used by incumbent enterprises, which is premised on a sequential and siloed structure, involves long development cycles, fails to integrate user feedback and is often more costly. Likewise, internal IT teams at incumbent enterprises often struggle to absorb the rapid pace of technology development and its growing complexity. To effectively harness the power of technology, incumbent enterprises need talent in ideation, strategy, user experience, Agile development and next-generation technologies. While incumbent enterprises have historically looked to traditional information technology, or IT, service providers to undertake technology development projects, these traditional players were built to serve, and remain focused on serving, legacy systems using offshore delivery.
We help our clients become digital, experience-driven businesses by assisting them in their journey from idea generation to development and deployment of products, platforms and solutions. Our expertise spans the ideation-to-production spectrum across three broad solution areas - Digital Evolution, Agile Transformation and Automation - and consists of 12 service offerings: Strategy, Creative and User Experience, Insights through Data, Mobile and IoT, Architecture, Smart Automation, Software Engineering, Test Automation and Engineering, Continuous Delivery, Cloud, Advanced Applications Management and Smart Desk. At the core of our approach is our proprietary Distributed Enterprise Agile scaling framework, known as The Endava Agile Scaling framework, or TEAS. TEAS utilizes common Agile scaling frameworks, but enhances them by balancing the requirements of delivering both quality and speed-to-market, helping our clients release higher-quality products to market faster, respond better to market changes and incorporate customer and user feedback through rapid releases and product iterations. Our deep familiarity with technologies developed over the last decade including mobile connectivity, social media, automation, big data analytics and cloud delivery, as well as next-generation technologies such as IoT, artificial intelligence, machine learning, augmented reality, virtual reality and blockchain, allows us to help our clients transform their businesses.
We locate our nearshore delivery centers in countries that not only have abundant IT talent pools, but also offer us an opportunity to be a preferred employer. We provide services from our nearshore delivery centers, located in two European Union countries – Romania and Bulgaria, three other Central European countries – Macedonia, Moldova and Serbia, and four countries in Latin America – Argentina, Colombia, Uruguay and Venezuela. We have close-to-client offices in four Western European countries – Denmark, Germany, the Netherlands and the United Kingdom, as well as in the United States. As of June 30, 2018, we had 4,819 employees, approximately 53.5% of whom work in nearshore delivery centers in European Union countries. We provide Endavans with training to develop their technical and soft skills, in an environment where they are continually challenged and given opportunities to grow as professionals, and with tools and resources to innovate.
As of June 30, 2018, we had 258 active clients, which we define as clients who paid us for services over the preceding 12-month period. We have achieved significant growth in recent periods. For the fiscal years ended June 30, 2016, 2017 and 2018, our revenue was £115.4 million, £159.4 million and £217.6 million, respectively, representing a compound annual growth rate of 37.3% over the three year period. We generated 64.4%, 50.2% and 45.3% of our revenue for the three fiscal years ended June 30, 2016, 2017 and 2018, respectively, from clients located in the United Kingdom; we generated 17.5%, 33.6% and 33.7% of our revenue in each of those fiscal years, respectively, from clients located in Europe; and we generated the balance of our revenue for each of those fiscal years from clients located in North America. Our revenue growth rate at constant currency, which is a measure that is not calculated and presented in accordance with International Financial Reporting Standards, or IFRS, for the fiscal years ended June 30, 2016, 2017 and 2018 was 36.6%, 28.5% and 37.2% respectively. Over the last five fiscal years, 89.1% of our revenue, on average, each fiscal year came from clients who purchased services from us during the prior fiscal year. Our profit before taxes was £20.8 million, £21.7 million and £24.7 million for the fiscal years ended June 30, 2016, 2017 and 2018, respectively, and our profit before taxes as a percentage of revenue was 18.0%, 13.6% and 11.3%, respectively, for the same periods. Our adjusted profit before taxes margin, or Adjusted PBT Margin, which is a measure that is not calculated and presented in accordance with IFRS, was 19.7%, 15.8% and 15.4%, respectively, for the fiscal years ended June 30, 2016, 2017 and 2018. See notes 1 and 6 in the section of this Annual Report on Form 20-F titled “Selected Financial Data – Non-IFRS Measures and Other Management Metrics” for a reconciliation of revenue growth rate at constant currency revenue growth rate and for a reconciliation of Adjusted PBT to profit before taxes, respectively, the most directly comparable financial measures calculated and presented in accordance with IFRS.
Industry Background
Overview
Waves of technological change are disrupting the nature of competition in every industry. New technologies have enabled the growth and success of digital native companies that leverage these technologies in every aspect of their businesses, allowing them to be nimble, innovative, data driven and focused on the user experience, often through an Agile development approach. Technology has also increased customer expectations, giving them the ability to choose not only the products and services that they want, but also where, when and how they want them delivered. Incumbent enterprises must undertake digital transformation of their businesses by leveraging technology in order to meet ever-evolving customer expectations and compete with digital native disruptors.
Significant Technology Innovation
Technology has gone through significant evolution in the last decade and this trend is expected to continue. The use of mobile connectivity, social media, automation, big data analytics and cloud delivery have become integral to business execution and emerging trends and technologies, including, the Internet of Things, or IoT, artificial intelligence, machine learning, augmented reality, virtual reality and blockchain, hold the potential to significantly reshape industries. Because each new generation of technology builds on and advances the technology that came before it, the pace of technological innovation will continue to accelerate, increasing the pace at which enterprises will need to transform.
Empowered Customers and Users
The proliferation of new technologies has empowered customers and users across industries and increased their expectations. These technologies have allowed customers and users to have more information and more choices, thereby changing how they interact with enterprises and their products and services. Other users, such as employees, are bringing these same expectations to the workplace. Empowered customers and users are increasingly discerning and their preferences keep changing as technology evolves. As a result, for enterprises, continually transforming their interactions with all constituencies has become a competitive imperative.
Rise of the Digital Natives
These significant technological changes have enabled the emergence of digital native companies. These companies leverage emerging technologies in every aspect of their businesses and are nimble and innovative, data driven and focused on the user experience. Digital native companies are not encumbered by legacy technology. Over the past decade, they have revolutionized the way technology is used across all functions in an organization, how technology infrastructure is built and maintained and how technology solutions are developed, deployed and continually improved.
Increasing Adoption of the Agile Approach
Due to the influence of digital native companies, the adoption of Agile development across industries has become pervasive. Agile is an iterative and incremental methodology for development where requirements and solutions evolve through collaboration between cross-functional teams. Agile is user driven and focused on continuous delivery of small upgrades, facilitating highly differentiated speeds of innovation and time to market.

Challenges to Transformation
Incumbent enterprises must undertake digital transformation of their businesses by leveraging technology in order to meet ever-evolving customer expectations and compete with digital native disruptors. There are several challenges incumbent enterprises face in achieving technological transformation:
Significant Investment in Legacy Technology
For most incumbent enterprises, reorienting IT operations with new technology is expensive, time-consuming and risks service disruption. Incumbent enterprises are often laden with legacy infrastructure and applications that are difficult and expensive to operate and maintain. They cannot switch off and move away from legacy technology infrastructure investments as the legacy infrastructure is often deeply embedded in the core transactional systems that drive revenue. Incumbent enterprises must find ways to reconcile maintenance of existing infrastructure and applications with a nimble approach to using next-generation technologies.
Barriers to Innovation
Incumbent enterprises are fundamentally built to do what they are already doing and can struggle with innovation. They are often characterized by ingrained processes and cultural norms that do not encourage strategic shifts, with decision makers isolated from the economic consequences of choices. These institutional constraints can impede incumbent enterprises’ ability to solve complex problems and rapidly respond to shifting competitive dynamics. Incumbent enterprises need to learn to “build many” and “fail fast” in order to efficiently allocate resources and optimize their opportunities for success.
Not Built for Agile
Incumbent enterprises must adopt new technologies and rapidly execute on initiatives in order to remain competitive, but are often stymied by ingrained traditional approaches to development. The Agile methodology stands in stark contrast to the IT-department-driven, legacy approach often used by incumbent enterprises, which is premised on a sequential and siloed structure, involves long development cycles, fails to integrate user feedback and is often more costly.
Lack of Required Expertise and Talent
The modern competitive environment requires incumbent enterprises to deliver experiences to customers and users that are intuitive and unobtrusive. This, in turn, requires connectivity across channels of customer and user interaction and successfully harnessing next-generation technology. Internal IT teams at incumbent enterprises often struggle to absorb the rapid pace of technology development and its growing complexity. Incumbent enterprises need user experience strategy and design capability, as well as technology and engineering expertise, to develop effective and frictionless user experiences. Developing this capability and expertise requires the acquisition and retention of talent in ideation, strategy, user experience, Agile development and next-generation technologies. However, the market for employees with expertise in these areas is highly competitive.
Limitations of Traditional IT Service Providers
Incumbent enterprises have historically looked to traditional IT service providers to undertake technology development projects. Traditional IT service providers are built for commoditized development, integration and maintenance engagements, where cost is key. They can deliver on large-scale projects using scaled, cost-effective infrastructure and are generally expert in legacy systems. While some of these traditional IT service providers have invested in capabilities to provide user experience strategy and design, as well as Agile development capabilities, they were built to serve, and remain focused on serving, legacy systems using offshore delivery.
Our Opportunity
According to IDC, the worldwide market for digital transformation services is expected to be approximately $390 billion in 2018 and is expected to grow at a compound annual growth rate of 19.7% through 2021. IDC defines digital transformation as the continuous process by which enterprises adapt to or drive disruptive changes in their customers and markets by leveraging digital competencies to innovate new business models, products and services that seamlessly blend digital and physical and business and customer experiences while improving operational efficiencies and organizational performance. Broadly, our target market is defined within categories, identified by IDC, of spending as business services, IT services, Infrastructure-as-a-Service, applications, application development and deployment, personal devices, system infrastructure software and other next-generation software, services, and materials, such as augmented reality, virtual reality, IoT, 3D printing, next-generation security and robotics.
The Endava Approach
We are a leading next-generation technology services provider and help accelerate disruption by delivering rapid evolution to enterprises. We aid our clients in finding new ways to interact with their customers and users, enabling them to become more engaging, responsive and efficient. Using Distributed Enterprise Agile at scale, we collaborate with our clients, seamlessly integrating with their teams, catalyzing ideation and delivering robust solutions. Our approach to ideation comprises an empathy for user needs, curiosity, creativity and a deep understanding of technologies. From proof of concept, to prototype, to production, we use our engineering expertise to deliver enterprise platforms capable of handling millions of transactions per day. Our people synthesize creativity, technology and delivery at scale in multi-disciplinary teams, enabling us to support our clients from ideation to production.Our expertise spans the ideation-to-production spectrum across three broad solution areas – Digital Evolution, Agile Transformation and Automation – and consists of 12 service offerings: Strategy, Creative and User Experience, Insights through Data, Mobile and IoT, Architecture, Smart Automation, Software Engineering, Test Automation and Engineering, Continuous Delivery, Cloud, Advanced Applications Management and Smart Desk.
Our Competitive Strengths
We have distinguished ourselves as a leader in next-generation technology services by leveraging the following competitive strengths:
Ideation through Production
We help our clients become digital, experience-driven businesses by assisting them in their journey from idea generation to development and deployment of products, platforms and solutions. By providing user-centric digital strategies and engineering skills, we enable our clients to become more engaging, responsive and efficient in delivering products and services to their customers and users. We collaborate with our clients, understand their changing technology needs and seamlessly integrate with their teams to develop long-term embedded relationships and drive value. Our expertise spans the ideation-to-production spectrum across three broad solution areas – Digital Evolution, Agile Transformation and Automation.
Proprietary Framework for Distributed Enterprise Agile at Scale
To allow us to deliver Distributed Enterprise Agile at scale, we have developed a proprietary Agile scaling framework, TEAS. Traditional Agile development methodologies have constraints that prevent them from scaling in a truly industrialized way without sacrificing agility. TEAS utilizes common Agile scaling frameworks, but enhances them by balancing the requirements of delivering both quality and speed-to-market. With TEAS, we seek to provide enough guidance to allow teams to start tackling client challenges with confidence, while building in flexibility to adapt to evolving client needs, environments and cultures. TEAS enables us to scale across the spectrum from ideation to production by having product level planning for a group of releases, portfolio level planning for a group of products and an overarching strategy to guide the development of the portfolio. As a result, our teams are able to quickly design, develop and test digital solutions, providing actionable insights into their value and business potential in a short timeframe, while our clients are able to release higher-quality products to market faster, respond better to market changes and incorporate customer and user feedback through rapid releases and product iterations. We believe our dynamic approach to Distributed Enterprise Agile at scale delivers tangible and valuable benefits for our clients.
Expertise in Next-Generation Technologies
We have deep expertise in next-generation technologies that drives our ability to provide solutions for Digital Evolution, Agile Transformation and Automation. Our expertise ranges from technologies developed over the last decade including mobile connectivity, social media, automation, big data analytics and cloud delivery to next-generation technologies such as IoT, artificial intelligence, machine learning, augmented reality, virtual reality and blockchain. Our frameworks, methodologies and tools, including TEAS and our proprietary Chronos software analysis tool for risk assessment of software codes, further enhance our ability to develop and deploy solutions based on these next-generation technologies. For example, we leveraged our expertise in augmented reality to conceive and build a solution that helps customers of a mobile communications company visualize areas where they can obtain network coverage.
We believe that technology will continue to evolve and that enterprises must continue to evolve their service offerings in order to thrive in such a dynamic environment. Our company-wide initiatives such as Endava Labs, our innovation think tank, and our Digital Experience Council, our cross-functional, monthly digital exploration session, illustrate the innovative culture important for us to maintain our strong expertise in next-generation technologies. We continue to advance our service offerings and solutions areas to remain at the cutting edge of technological developments.
Strong Domain Expertise
We have deep expertise in industry verticals that are being disrupted by technological change. In the Payments and Financial Services vertical, we have helped accelerate the transformation of leading banks and payment processing companies by building new platforms and solutions such as merchant acquiring platforms, cloud-based payment processing platforms, mobile wallets, downloadable Point-of-Sale, or POS, mobile terminals, Smart POS terminals, real-time payments systems, omni-channel e-commerce gateways and merchant portals with real-time payments analytics. In the Technology, Media and Telecommunications, or TMT, vertical, we have helped clients design and build solutions for the connected home and car, to enhance multi-channel customer experiences and to automate processes, including developing an automated solution to facilitate the purchase of television advertising in the United States.
Employer of Choice in Regions with Deep Pools of Talent
We strive to be one of the leading employers of IT professionals in the regions in which we operate. We provide services from our nearshore delivery centers, located in two European Union countries – Romania and Bulgaria, three other Central European countries – Macedonia, Moldova and Serbia, and four countries in Latin America – Argentina, Colombia, Uruguay and Venezuela. We have close-to-client offices in four Western European countries – Denmark, Germany, the Netherlands and the United Kingdom, as well as in the United States. As of June 30, 2018, we had 4,819 employees, approximately 53.5% of whom work in nearshore delivery centers in European Union countries. We locate our nearshore delivery centers in countries that not only have abundant IT talent pools, but also offer us an opportunity to be a preferred employer. For example, a majority of our employees are located in Romania, where we have been identified as a top employer for each of the last five years.
Distinctive Culture and Values
We believe that our people are our most important asset. We provide Endavans with training to develop their technical and soft skills, in an environment where they are continually challenged and given opportunities to grow as professionals, and with tools and resources to innovate. Endava University and “Pass It On” are key elements of our training and development framework. Endava University provides classroom based training and “Pass It On” uses apprenticeship and open sharing so that our people can grow by way of collective experiences and knowledge. Our employees also have career coaches to customize their integration into their respective teams and to help visualize their development and future. Through Endava Labs and regular hackathons, our teams are encouraged to express their creativity in using next-generation technologies to build innovative solutions. We believe that we have built an organization deeply committed to helping people succeed and that our culture fosters our core values of openness, thoughtfulness and adaptability.
Founder Led, Experienced and Motivated Management Team.
Our management team, led by John Cotterell, our founder and chief executive officer, has significant experience in the global technology and services industries. Since our founding in 2000, we have expanded from a single office serving clients principally located in the city of London to a global enterprise serving clients across Europe and North America from nearshore delivery centers located in Central Europe and Latin America. We believe that we have a strong partnership culture. Our most senior 45 employees have an average tenure at Endava of 11 years, which we believe evidences the success of our approach. Additionally, our management team focuses on mentoring our IT professionals at all levels to develop the next generation of leadership.
Our Strategy
We are focused on continuing to distinguish ourselves as a leader in next-generation technology services. The key elements of our strategy include:
Expand Relationships with Existing Clients
We are focused on continuing to expand our relationships with existing clients by helping them solve new problems and become more engaging, responsive and efficient. We have a demonstrated track record of expanding our work with clients after an initial engagement. Our ten largest clients have decreased their contribution to our total revenue by 7.6% in the last two fiscal years and the number of clients that have a minimum annual spend of at least £1.0 million has grown from 34 to 46 over the same time period. Expansion of our relationships with existing active clients will remain a key strategy going forward as we continue to leverage our deep domain expertise and knowledge of emerging technology trends in order to drive incremental growth for our business.
Establish New Client Relationships
We believe that we have a significant opportunity to add new clients. We have established ourselves as a leader in delivering end-to-end ideation-to-production services in the Payments and Financial Services and TMT verticals. Clients in the Payments and Financial Services vertical contributed to 55.1%, 57.1% and 56.8% of our total revenue in the 2016, 2017 and 2018 fiscal years, respectively. Clients in the TMT vertical contributed 36.8%, 30.5% and 28.1% of our total revenue in the 2016, 2017 and 2018 fiscal years, respectively. Clients in our Other vertical contributed 8.1%, 12.4% and 15.1% of our total revenue in the 2016, 2017 and 2018 fiscal years, respectively. We believe that we continue to have a significant untapped opportunity in these sectors and we plan to leverage this experience to expand our vertical reach. As waves of technological change sweep across industries and increasingly facilitate seamless integration of different aspects of customers and users lives, we believe our experience working within our core client base will also be of particular value in expanding our vertical reach. For example, as customers increasingly demand a frictionless and consistent buying experience and the payments and retail sectors converge, we believe our deep expertise in developing payment systems and e-commerce platforms will allow us to grow our base of retail clients. Similarly, our expertise in data analytics and augmented and virtual reality will be increasingly relevant in the healthcare industry as technology continues to reshape the practice and provision of medicine. We are also focused on the consumer products, logistics and professional services verticals as key areas for growth.
We are likewise focused on geographic expansion, particularly in North America. In the 2018 fiscal year, approximately 21.0% of our revenue came from clients in North America. With our recent acquisition of Velocity Partners, we increased our sales presence in the United States, and added nearshore delivery capacity in Latin America, which we believe will allow us to further penetrate the North American market. In addition, we plan to evaluate other growth markets, including countries in the Asia Pacific region, to expand our client footprint.
Lead Adoption of Next-Generation Technologies
We seek to apply our creative skills and deep digital technical engineering capabilities to enhance our clients’ value to their end customers and users. As a result, we are highly focused on remaining at the forefront of emerging technology trends, including in areas such as IoT, artificial intelligence, machine learning, augmented reality, virtual reality and blockchain. For example, we have developed next-generation technology solutions such as blockchain payment gateways and chatbot-enabled social payments. We are embedded and integrated with our clients, which gives us unique insight into how emerging industry trends can help address their needs. We plan to leverage these insights to continue innovating for our clients.
Expand Scale in Nearshore Delivery
We believe that Distributed Enterprise Agile at scale requires that we have teams based in locations with similar time zones to those of our clients since our delivery teams are in constant dialogue and interaction with our clients. We focus on being an employer of choice for IT professionals in the regions in which we operate, which include countries with deep and largely untapped creative and engineering talent pools, and on being an employer of choice in local markets. As we continue to expand our relationships with existing clients and attract new clients, we plan to expand our teams at existing delivery centers and open new delivery centers in nearshore locations with an abundance of technical talent.
Selectively Pursue “Tuck-In” Acquisitions
We plan to selectively pursue “tuck-in” acquisitions. Our focus is on augmenting our core capabilities to enhance our expertise in new technologies and verticals and increase our geographic reach, while preserving our corporate culture and sustainably managing our growth. Consistent with these goals, we have completed five acquisitions in the past five fiscal years, all of which have accelerated core strategic goals. For example, our acquisition of Nickelfish in 2015 increased our user experience and design capabilities, while our acquisition of Velocity Partners in 2017 increased our North American client base and added nearshore delivery centers in Latin America. We have a demonstrated track record of successfully identifying, acquiring and integrating complementary business and plan to leverage this experience as we pursue “tuck-in” acquisitions that help accelerate our strategy.
Our Solutions and Services
We focus on delivering three key types of solutions for our clients that span the ideation-to-production spectrum, helping our clients be more engaging, responsive and efficient.
Digital Evolution – Helping our clients achieve greater engagement with their customers
Our clients need well architected and engineered technology, designed and integrated with their products and services, to become digital, experience-driven businesses. We act as a strategic partner to design, deliver and support digital solutions that enable our clients’ businesses to compete effectively and provide a frictionless user experience to their customers and users. Our digital strategists, engineers and industry experts support our clients from ideation to production, helping them meet their business needs through the digital strategy, design, and engineering and integration lifecycle.
Agile Transformation – Helping our clients respond faster to market opportunities
Agile Transformation allows our clients to release products to market faster through more rapid iterations of technology solutions than traditional development methods. Unlike traditional IT service providers who design and deliver processes from outside the business, we work alongside our clients to understand their challenges from within and support them in addressing these challenges. Our engineers drive the adoption of Distributed Enterprise Agile at scale and help in creating a strong core of Agile practitioners that drive collaboration across clients’ business, technology and operations teams.
Automation – Helping our clients drive efficiency through automation of their business
Our services help improve the efficiency of our clients’ organizations through automation in areas ranging from technical IT processes to complex business processes. We provide services to automate business workflows, reducing the need for costly and time-consuming manual processes. We also integrate automated testing and deployment into the software production process.
Underpinning these solutions are 12 service offerings, set forth below. Often a single client engagement requires a number of these services. For instance, it would be common for an engagement to originate with a Strategy assignment and then leverage Creative and User Experience design, Software Engineering, Test Automation and Engineering and Advanced Applications Management. We continually evolve our service offerings to leverage next-generation technologies and meet the needs of our clients.

Strategy
We are embedded and integrated with our clients, which gives us unique insight into how emerging industry trends can help address their needs, and enables us to formulate and deliver strategies that provide competitive differentiation. We explore innovative new ideas with our clients, bringing them to life in proof-of-concept to help formulate strategic vision and build a foundation for continued nimbleness and transformation.
Creative and User Experience
We help clients meet the challenges of a highly-competitive and rapidly-evolving marketplace by designing a user experience that leverages simple and frictionless interactions to meet customer and user needs. From the outset of a project and throughout the development lifecycle, we continuously validate design decisions with users in real-world situations, while remaining focused on the business objective.  We focus on user context, such as socio-cultural differences, to ensure the appropriate user experience is delivered in the appropriate situation.
Insights through Data
In order to provide actionable business insights, we help our clients’ define key business metrics and embed tools to capture and analyze relevant data. Through a combination of domain and technological expertise, we enable clients to extract value from the large volume of structured and unstructured data in their enterprises, transforming it into a tool for competitive differentiation. We embrace a wide range of data science technologies to provide clients with solutions that can be applied across multiple industries.
Mobile and IoT
We provide solutions that leverage the power of mobile connectivity and IoT to develop flexible and adaptable solutions to business challenges. The ubiquitousness of mobile networks and the emergence of the IoT has also given enterprises the ability to collect and analyze massive amounts of previously uncaptured data, providing them with new insights into customer and user behavior and operational workflows.
Architecture
As our clients digitally evolve and adopt the Agile approach, we help integrate new systems into their existing technology architecture and help their existing systems keep pace. We review clients’ current architectures and provide support in building architectural capability, sharing best practices and advising on people, process and tools. We take an incremental approach to architecture and projects, allowing us to plan, adapt and deliver solutions that increase responsiveness, mitigate risks and achieve continuous improvement.
Smart Automation
We use next-generation technologies, including artificial intelligence, bots, natural language interfaces and robotic process automation, together with microservices and open application programming interfaces, to help our clients transform areas ranging from technical IT processes to complex business processes. Leveraging our creative and engineering capabilities, we work with our clients to create complete solutions, often involving custom, task-oriented user interfaces, sophisticated integration and continuous delivery pipelines. We often use a blend of open source, commercial and custom technologies in order to optimize for cost, flexibility, sophistication and long-term sustainability requirements unique to our clients’ environments. Where appropriate, we also work with the major cloud delivery providers with respect to both their Infrastructure-as-a-Service and Software-as-a-Service offerings.
Software Engineering
We help our clients deliver effective, high-quality software. With broad software engineering capabilities, we can choose the methods, technologies and tools best suited to clients’ business needs. Our engineers use a broad range of technologies including Ansible, Chef, Docker, Elastic Search, Karaf, Kibana, Logstash, Nexus, NuGet, Octopus Deploy, Puppet, Salt Stack, Splunk, UrbanCode and Vagrant. Our TEAS framework provides us with a flexible approach for running large software projects and our disruptive nature means that we constantly experiment with the latest tools and techniques, allowing us to select technologies with the right balance between innovation and predictability.
Test Automation and Engineering
Our test engineering teams bring together testers, developers and architects, enabling the solutions we provide to harness available technical and strategic assets. We address technical challenges with smart automation and effective collaboration, with the goal of driving continuous improvement, increasing quality, reducing costs and minimizing risk for our clients.
Continuous Delivery
Using our TEAS framework for Distributed Enterprise Agile at scale, we help our clients be rapidly responsive to competitive shifts and smooth the path-to-production for their digital transformation initiatives. We combine creative and engineering talent with business focus to enable more rapid and streamlined releases across geographies. We work to enhance our clients’ team’s capabilities, applying and implementing Agile development to improve collaboration across all layers of their businesses.
Cloud
We believe that next-generation cloud delivery technology provides the flexibility and scalability necessary for digital transformation. We help our clients conceive of and execute cloud delivery strategies that best serve the evolving needs of their customers and users, while integrating next-generation cloud delivery with the legacy IT systems that clients have invested in and rely on. With 24/7 support, integrated monitoring, alerting and system management tools and incident management and escalation processes, we help our clients optimize performance, efficiency and scalability across their on-premises and cloud environments.
Advanced Applications Management
We offer end-to-end application management services that focus on continuous improvement of systems or applications to increase resiliency and accommodate growth. We integrate platforms, infrastructure and third-party services through engagements that are flexible and tailored to our clients’ technology, enabling our clients to be more nimble and responsive.
Smart Desk
We provide business-focused smart desk services designed to drive client satisfaction. Leveraging our experience in automation, we offer a self-service function that prioritizes user experience. We use data insights to continually improve our smart desk offerings in order to meet the evolving needs of increasingly discerning and empowered users.
Our Frameworks, Methods and Tools
Our frameworks, methods and tools, including TEAS, enhance our ability to develop and deploy solutions based on next-generation technologies. Developed with a focus on providing innovation, quality and productivity at scale, we believe our frameworks, methods and tools allow us to:

•	Deliver outcome driven programs to our clients, with faster time-to-market and favorable return on investment;

•	Tailor our approach to the needs of our clients and respond flexibly to changing client objectives and market conditions;

•	Improve our clients visibility into budgets, status and progress of technology projects; and

•	Provide better solutions.
Our key frameworks, methods and tools include the following:
The Endava Agile Scaling Framework (TEAS)
To allow us to deliver Distributed Enterprise Agile at scale, we have developed a proprietary Agile scaling framework, TEAS. Traditional Agile development methodologies use small multi-disciplinary “scrum teams,” with members in close proximity. However, today most enterprise development projects require large development teams that are often geographically or organizationally dispersed. Collaboration, communication and oversight can break down, making it difficult to scale Agile development methodologies. Further, commonly used Agile scaling frameworks are generally either overly prescriptive, thereby compromising agility, or overly informal, thereby compromising effective oversight.
TEAS utilizes common Agile scaling frameworks, but enhances them by balancing the requirements of delivering both quality and speed-to-market. With TEAS, we seek to provide enough guidance to allow teams to start tackling client challenges with confidence, while building in flexibility to adapt to evolving client needs, environments and cultures. Each of our scrum teams typically consists of six to eight team members with the appropriate mix of technical ability, leadership and project management skills, domain expertise, creative and user experience capabilities and software development and quality assurance expertise. For larger and more complex projects, we employ a “scrum-of-scrums” approach, which is led by representatives from each scrum team, and facilitates an incremental level of collaboration across scrum teams. TEAS enables us to move beyond team-level Agile working to scale product-level planning for a group of releases, portfolio-level planning for a group of products and an overarching strategy to guide the development of the portfolio.
TEAS enables us to provide Distributed Enterprise Agile at scale with the same focus on communication, collaboration and iterative releases that makes smaller-scale Agile development effective. With TEAS, our teams are able to quickly design, develop and test digital solutions, providing actionable insights into their value and business potential in a short timeframe. Our clients are able to release higher-quality products to market faster, respond better to market changes and incorporate customer and user feedback through rapid releases and product iterations.We believe that our TEAS framework is enhanced through advanced software engineering practices involving multi-skilled teams able to employ Development Operations, or DevOps, techniques, such as automated testing, continuous integration, continuous delivery and infrastructure automation.
Chronos
Chronos is our proprietary software analysis tool for risk assessment of software codes. It detects “anti-patterns” in the evolution of a project’s codebase and the behaviors of the team who developed it. “Anti-patterns” are common practices that initially appear to be appropriate solutions, but end up having negative consequences that outweigh any benefits. Chronos supports both quality and productivity improvement by providing deep insight into the evolution of a large codebase. It does so by analyzing the codebase stored in version control systems (Git and SVN) in regards to who changed what, why and when to identify and reverse negative trends in development team behavior.
Chronos offers several benefits to our employees as well as our clients. It allows our clients to identify areas in the code that are higher risk or attract more defects than other areas, giving them an integrated, balanced, holistic view of the risks in, and quality of, their codebase. Chronos also helps new team members get up to speed with a new project quickly. It helps managers oversee risks and proactively ensure skills are balanced effectively across scrum teams. It can increase the value and productivity of due diligence and technical reviews by providing information on the technologies and their evolution, on key people involved with the project and on code and process quality issues.

Testing Toolbox
One of the key challenges associated with rapid technology development is the need to have rigorous, fast and frequent testing, which can only be achieved through high levels of automation. This is particularly challenging when building test automation for Distributed Enterprise Agile at scale and DevOps, where test frameworks need to be light, flexible and easily integrated into the build pipeline. We have developed our testing toolbox in order to enable fast and efficient test execution. Our testing toolbox accelerates the provision of lean automation solutions and contains accelerators for testing web and cross browsers, application programming interfaces, services and microservices, mobile devices, security, accessibility and performance. The testing toolbox helps us reduce the time to implement test automation solutions and allows us the flexibility to extend frameworks in-sprint, without relying on a test tool vendor.
Two key testing automation solutions are part of our testing toolbox: Ensec and our Mobile Testing Framework. EnSec is our security testing accelerator that can be deployed in minutes, either on a stand-alone basis or within the development pipeline, and automatically checks applications for the Open Web Application Security Project vulnerabilities. Our Mobile Testing Framework automates testing of mobile phones and devices hosted in our delivery units and in the cloud. This framework enables multiple devices to be tested in parallel, thereby removing the need for manual regression testing and reducing the time and effort required.
CSAT
Customer Satisfaction Analysis Tool, or CSAT, is our client management tool, which allows us to collect regular client feedback. CSAT relies on surveys, common use testimonials, continuous service improvement monitoring and the collection of social media mentions to gather a robust view of how clients feel about Endava and how we respond to their feedback. CSAT helps us differentiate ourselves in managing customers in a sustainable way.
Our Delivery Model
We believe the development of a scaled global, nearshore delivery model with selective close-to-client capabilities enables us to deliver higher-quality technology services to meet our clients’ needs. Nearshore delivery locations with geographic proximity, cultural affinity and complementary time zones enable increased interaction with our clients, enhance relationships and improve responsiveness for more efficient delivery of our services. As a result, we are able to differentiate ourselves on projects that require a high degree of client collaboration and iteration.
We provide services out of nearshore delivery centers located in two European Union countries – Romania and Bulgaria, three other Central Europe countries – Macedonia, Moldova and Serbia, and four countries in Latin America – Argentina, Colombia, Uruguay and Venezuela and close-to-client offices in Germany, the Netherlands, the United Kingdom and the United States. As of June 30, 2018, we had 4,819 employees, approximately 53.5% of whom work in nearshore delivery centers in European Union countries.
Our nearshore delivery model was first established in Central Europe in order to efficiently deliver our solutions to European clients. Our primary delivery centers are located in Romania, where we employed approximately 2,239 employees involved with delivery of our services as of June 30, 2018. As of June 30, 2018, we had 964 such employees located in Cluj-Napoca, the second largest city in Romania and 804 such employees located in Bucharest, the capital of Romania. We believe Romania is an ideal location to source IT delivery talent due to its educational infrastructure, large multi-lingual population, advanced technological infrastructure and flexible labor regulation. According to Eurostat, Romania has the highest share of engineers in the European Union in 2014. According to the June 2012 Eurobarometer report, approximately 31% of Romania’s population speaks English. As of June 30, 2018, we also had approximately 1,325 IT professionals across our locations in Bulgaria, Macedonia, Moldova and Serbia, which are countries that we believe offer many of the same benefits as Romania. To serve our North American clients, we had approximately 607 employees involved with delivery of our services across our seven Latin American delivery centers as of June 30, 2018, the majority of which are located in Argentina (269 employees) and Colombia (231 employees). We believe that the Latin American region as a whole has an abundant talent pool of individuals skilled in IT.

Employees at our close-to-client locations include our sales teams, as well as account management and other client-facing employees, which helps maintain quality and consistency in collaboration with our nearshore delivery teams.
In addition, we are highly focused on the security of our clients’ data and are certified to ISO 27001 standards.
Our Clients
As of June 30, 2018 we had 258 active clients, which we define as clients who spent money with us over the preceding 12-month period. Our clients are primarily enterprises based in the United Kingdom, European Union and United States. Our clients principally operate in the Financial Services and Payments and Technology, Media and Telecommunications verticals. We are also focused on growing our client base in other verticals, such as the consumer products, healthcare, logistics and retail verticals.
During the fiscal years ended June 30, 2016, 2017 and 2018, our 10 largest clients based on revenue accounted for 53.7%, 49.1%, and 41.5% our total revenue, respectively.  Our largest client for the fiscal years ended June 30, 2016, 2017 and 2018, Worldpay (UK) Limited, or Worldpay, accounted for 15.6%, 13.0% and 10.8% of our revenue, respectively. For the quarter ended June 30, 2018, Worldpay accounted for 9.4% of our revenue. Pursuant to an agreement that we entered into with Worldpay in November 2016, we have granted Worldpay an option to acquire a captive Romanian subsidiary that we created and staffed for Worldpay, which employed approximately 110 people, representing approximately one quarter of our total number of employees working on various projects for Worldpay as of June 30, 2018. The captive Romanian subsidiary contributed approximately 2.9% of our total revenue in the fiscal year ended June 30, 2018. This option may be exercised in either September 2019 or January 2020 by Worldpay giving us three months’ notice and paying us fair market value for the shares of the captive Romanian subsidiary; provided, that the aggregate purchase price will not be less than £2.5 million nor more than £6.0 million. We may also permit Worldpay to exercise the option prior to September 2019 to the extent we deem commercially beneficial.
We are focused on building deep, long-term relationships with our clients, which often begin with a discrete project and develop into larger engagements. We target clients to whom we believe we can demonstrate our deep understanding of technological trends and our capability to provide end-to-end ideation-to-production services.
Sales and Marketing
Our sales and marketing strategy is focused on driving revenue growth from existing and new clients. We run a single, highly integrated sales and marketing organization that comprises strategy, solutions and offers, marketing, lead generation, sales and account teams. As of June 30, 2018, we had 62 employees on our sales and marketing team located across our offices.
We have developed our Endava Sales Academy to cultivate sales talent internally and create a high-performing sales workforce that is culturally aligned with our values. Our Sales Academy begins with candidates joining lead generation teams, where they learn how to identify potential clients and sales techniques. Over the course of approximately three years, candidates progress through this program and can become business development managers.
We have received various awards, including being:

•	ranked 22nd in the Sunday Times HSBC International Track 200;

•	named as the Company of the Year at the 2018ANIS Romania awards gala;

•	ranked as one of the top 3 UK technical agencies in 2017, according to Econsultancy;

•	ranked as one of the top 13 UK agencies in digital income in each of 2015, 2016 and 2017, according to Econsultancy;

•
featured in the International Association of Outsourcing Professionals (IAOP) Global Outsourcing 100 lists in 2015 (Best Leaders in Employee Growth and Best Leaders in Revenue Growth), 2016 (Leaders Category for Top Company for Revenue and Employee Growth and for Programs for Innovation), 2017 (Leaders

Category for Top Company for Programs for Innovation) and 2018 (Leaders Category for Top Company for Programs for Innovation and Awards and Certifications);

•	recognized as employer of the year for outsourcing in Romania at the Romanian Outsourcing Awards for Excellence Gala in 2016;

•	ranked as one of the top 20 IT companies to work for in Romania by Biz Magazine in 2013, 2014 and 2015; and

•	the winner, together with Worldpay Group PLC, of Software Outsourcing Project of the Year at the 2017 ANIS gala in Romania.
Competition
We operate in a global and dynamic market and compete with a variety of organizations that offer services similar to those that we offer.
We face competition primarily from:

•	next-generation IT service providers, such as Globant S.A and EPAM Systems;

•	digital agencies and consulting companies, such as Ideo, McKinsey & Company, The Omnicom Group, Sapient Corporation and WPP plc;

•	global consulting and traditional IT service companies, such as Accenture PLC, Capgemini SE, Cognizant Technology Solutions Corporation and Tata Consultancy Services Limited; and

•	in-house development departments of our clients.
We believe the principal competitive factors in our business include: ability to innovate; technical expertise and industry knowledge; end-to-end solution offerings; delivery location; price; reputation and track record for high-quality and on-time delivery of work; effective employee recruiting; training and retention; responsiveness to clients’ business needs; scale; and financial stability. We believe that we compete favorably with respect to each of these factors.
Facilities
Our corporate headquarters are located at 125 Broad Street, London EC2N 1AR, United Kingdom, where we lease approximately 1,000 square meters of office space. We provide services from delivery centers located in Argentina, Bulgaria, Colombia, Macedonia, Moldova, Romania, Serbia, Uruguay and Venezuela and have additional offices in Denmark, Germany, the Netherlands and the United States. We lease all of our facilities. We believe that our current facilities are suitable and adequate to meet our current needs and for the foreseeable future. Our delivery centres and offices as of June 30, 2018 are shown in the table below:

Location	Type/Use	Approximate Size(square meters)
Central Europe:
Cluj, Romania	Delivery centre	10,682
Bucharest, Romania	Delivery centre	8,790
Belgrade, Serbia	Delivery centre	6,460
Iasi, Romania	Delivery centre	5,196
Chisinau, Moldova	Delivery centre	4,809
Skopje, Macedonia	Delivery centre	3,189
Sofia, Bulgaria	Delivery centre	2,116
Pitesti, Romania	Delivery centre	851
Targu Mures, Romania	Delivery centre	383
Timisoara, Romania	Delivery centre	330
Western and Northern Europe:
London, United Kingdom	Office premises	1,033
Frankfurt, Germany	Office premises	551
Hilversum, Netherlands	Office premises	296
Denmark, Copenhagen	Office premises	64
Latin America:
Bogota, Colombia	Delivery centre	3,816
Rosario, Argentina	Delivery centre	1,637
Medellin, Colombia	Delivery centre	2,093
Caracas, Venezuela	Delivery centre	929
Rio Negro, Uruguay	Delivery centre	563
Buenos Aires, Argentina	Delivery centre	515
Colonia, Uruguay	Delivery centre	452
Parana, Argentina	Delivery centre	302
North America:
New Jersey, USA	Office premises	749
New York, USA	Office premises	644
Washington, USA	Office premises	156
Denver, United States	Office premises	15
Atlanta, United States	Office premises	18
In May 2018, we opened a new delivery centre in Timisoara, Romania.

C. Organizational Structure.
The following diagram illustrates our corporate structure:

Endava plc
UK Holding Company
100%
Endava ApS
Danish Subsidiary
Endava (Ireland) Ltd
Irish Subsidiary
Endava Inc.
US Subsidiary
Endava GmbH
German Subsidiary
Endava DOOEL Skopje
Macedonian Subsidiary
Endava Romania SRL
Romanian Subsidiary
Endava (UK) Ltd
UK Company
ICS Endava SRL
Moldovan Subsidiary
Endava d.o.o. Belgrade
Serbian Subsidiary
Endava S.A.S
Colombian Subsidiary
100%
Velocity Partners LLC
US Subsidiary
99%
1%
100%
0.2%
99.8%
Endava Technology SRL
Romanian Subsidiary
Endava (Managed Services) Ltd
UK Company
Endava Holding B.V.
Netherlands Subsidiary
100%
100%
Velocity Partners Holdings Inc.
US Subsidiary
Nearshore Ventures LLC
US Subsidiary
100%
Endava (US) LLC
US Subsidiary
100%
Endava EOOD
Bulgarian Subsidiary
Endava B.V.
Netherlands Subsidiary
99.9996%
0.0004%
Velocity Partners Vnz S.C.A
Venezuelan Subsidiary
5.11%
94.89%
100%
99%
1%
Velocity Partners Argentina S.R.L.
Argentinian Subsidiary
Velocity Partners Colombia S.A.S.
Colombian Subsidiary
Velocity Partners Uruguay S.R.L.
Uruguayan Subsidiary

D. Property, Plants and Equipment.
For a discussion of property, plant and equipment, see “Item 4.B—Business Overview—Facilities.”
Item 4A. Unresolved Staff Comments
Not applicable.
Item 5. Operating and Financial Review and Prospects
Overview
We are a leading next-generation technology services provider and help accelerate disruption by delivering rapid evolution to enterprises. We aid our clients in finding new ways to interact with their customers and users, enabling them to become more engaging, responsive and efficient. Using Distributed Enterprise Agile at scale, we collaborate with our clients, seamlessly integrating with their teams, catalyzing ideation and delivering robust solutions. Our approach to ideation comprises an empathy for user needs, curiosity, creativity and a deep understanding of technologies. From proof of concept, to prototype, to production, we use our engineering expertise to deliver enterprise platforms capable of handling millions of transactions per day. Our people, whom we call Endavans, synthesize creativity, technology and delivery at scale in multi-disciplinary teams, enabling us to support our clients from ideation to production.
Since our founding in 2000, we have expanded from a single office serving clients principally located in the city of London to a global enterprise serving clients across Europe and North America from nearshore delivery centers located in Central Europe and Latin America. We provide services from our nearshore delivery centers, located in two European Union countries – Romania and Bulgaria, three other Central European countries – Macedonia, Moldova and Serbia, and four countries in Latin America – Argentina, Colombia, Uruguay and Venezuela. We have close-to-

client offices in four Western European countries – Denmark, Germany, the Netherlands and the United Kingdom, as well as in the United States. As of June 30, 2018, we had 4,819 employees, approximately 53.5% of whom work in nearshore delivery centers in European Union countries. As of June 30, 2016, 2017 and 2018, we had 2,795, 3,744 and 4,819 employees, respectively. The breakdown of our employees by geography is as follows for the periods presented:

Employees by geography	Fiscal Year Ended June 30,
	2018	2017	2016
Western Europe	232	233	237
Central Europe - EU Countries	2,578	2,314	1,572
Sub-total: EU Countries (Western & Central Europe)	2,810	2,547	1,809
Central Europe - Non-EU Countries	1,279	1,073	928
Latin America(1)	665	68	—
North America	65	56	58
Total	4,819	3,744	2,795
________________

(1)	The increase from 2017 to 2018 in Latin America headcount includes 527 employees acquired in connection with our acquisition of Velocity Partners, LLC, or Velocity Partners, in December 2017.

As of June 30, 2018, we had 258 active clients, which we define as clients who paid us for services over the preceding 12-month period, principally operating in the Payments and Financial Services vertical and Technology, Media & Telecommunications, or TMT, vertical. Worldpay (UK) Limited, or Worldpay, was our largest client for each of the last three fiscal years, contributing 15.6%, 13.0% and 10.8% of our total revenue in fiscal 2016, 2017 and 2018, respectively. We served clients in the geographies and key industry verticals, which are Payments and Financial Services, TMT and Other, as follows for the periods presented (by revenue):

Revenue by geography	Fiscal Year Ended June 30,
	2018	2017	2016
	(in thousands)
North America	£45,600	£25,944	£20,906
Europe	73,442	53,486	20,211
United Kingdom	98,571	79,938	74,315
Total	£217,613	£159,368	£115,432

Revenue by industry vertical	Fiscal Year Ended June 30,
	2018	2017	2016
	(in thousands)
Payments and Financial Services	£123,675	£91,056	£63,652
TMT	61,095	48,534	42,434
Other	32,843	19,778	9,346
Total	£217,613	£159,368	£115,432
We have achieved significant growth in recent periods. For the fiscal years ended June 30, 2016, 2017 and 2018, our revenue was £115.4 million, £159.4 million and £217.6 million, respectively, representing a compound annual growth rate of 37.3% over the three fiscal year period. We generated 64.4%, 50.2%, 45.3% of our revenue for the fiscal years ended June 30, 2016, 2017 and 2018, respectively, from clients located in United Kingdom; we generated 17.5%, 33.6% and 33.7% of our revenue in each of those fiscal years, respectively, from clients located in Europe; and we generated the balance of our revenue for each of those fiscal years from clients located in North America. Our revenue growth rate at constant currency, which is a measure that is not calculated and presented in accordance with International Financial Reporting Standards, or IFRS, for the fiscal years ended June 30, 2016, 2017 and 2018 was 36.6%, 28.5% and 37.2%, respectively. Over the last five fiscal years, 89.1% of our revenue, on average, each fiscal year came from clients who purchased services from us during the prior fiscal year. Our profit before taxes was £20.8 million, £21.7 million and £24.7 million for the fiscal years ended June 30, 2016, 2017 and 2018, and our profit before taxes as a percentage of revenue was 18.0%, 13.6% and 11.3%, respectively, for the same periods. Our adjusted profit before taxes margin, or Adjusted PBT Margin, which is a measure that is not calculated and presented in accordance with IFRS, was 19.7%, 15.8% and 15.4%, respectively, for the fiscal years ended June 30, 2016, 2017 and 2018. See notes 1 and 6 in the section of this Annual Report on Form 20-F titled “Selected Financial Data—Non-IFRS Measures and Other Management Metrics” for a reconciliation of revenue growth rate at constant currency to revenue growth rate and for a reconciliation of Adjusted PBT to profit before taxes, respectively, the most directly comparable financial measures calculated and presented in accordance with IFRS.
Recent Acquisitions
We have in the past pursued and plan to selectively pursue in the future acquisitions focused on augmenting our core capabilities to enhance our expertise in new technologies and industry verticals and increase our geographic reach, while preserving our corporate culture and sustainably managing our growth.
In June 2015, we acquired Power Symbol Technology d.o.o., or PS Tech, for cash consideration of £11.3 million and 2,375,000 of our ordinary shares, which we valued at £3.9 million. PS Tech was headquartered in Serbia and strengthened our delivery center capacity in Central Europe.
In October 2015, we acquired substantially all of the assets of Nickel Fish Design LLC, or Nickelfish, for cash consideration of £4.8 million and 200,000 of our ordinary shares, which were valued at £0.3 million. Nickelfish was headquartered in the United States and enhanced our user experience and design capabilities.
In September 2016, we acquired Integrated Systems Development Corporation, or ISDC, for cash consideration of £8.9 million. ISDC was headquartered in the Netherlands and provided us with additional delivery center capacity in Romania and Bulgaria, as well as a close-to-client presence to the Netherlands.
In December 2017, we acquired Velocity Partners for total consideration of £45.9 million, which consisted of (1) cash consideration in the amount of £33.0 million, of which £4.4 million was held back to secure indemnification obligations, (2) contingent consideration of £11.7 million, which may be paid in the form of equity, cash or a combination of equity and cash, depending on a number of conditions and (3) £1.2 million representing amounts due to the former equity holders of Velocity Partners if we receive certain future tax refunds.  The fair value of the aggregate consideration on the acquisition date was estimated at £44.9 million. In addition, in connection with the acquisition, we agreed to pay certain continuing employees of Velocity Partners up to £3.7 million in the form of equity or cash, depending on a number of conditions, as well as equity awards with respect to 30,000 Class A ordinary shares. Velocity Partners was headquartered in the United States and increased our North American client base and added nearshore delivery centers in Latin America.
Key Factors Affecting Our Performance
We believe that the key factors affecting our performance and results of operations include our ability to:
Expand Relationships with Existing Clients
We are focused on continuing to expand our relationships with existing clients by helping them solve new problems and become more engaging, responsive and efficient. We have a demonstrated track record of expanding our work with clients after an initial engagement. Over last two fiscal years, the number of clients that have a minimum annual spend with us of at least £1.0 million has grown from 34 to 46, and the average spend of our 10 largest clients was £7.8 million in the 2017 fiscal year and £9.0 million in the 2018 fiscal year. Our ability to increase sales to existing clients will depend on a number of factors, including the level of clients’ satisfaction with our services, changes in clients’ strategic priorities, changes in key client personnel or strategic transactions involving clients, pricing, competition and overall economic conditions.

Add New Clients Across Industry Verticals and Geographies
As of June 30, 2016, 2017 and 2018, we had 154, 188 and 258 active clients, respectively. We believe that we have a significant opportunity to add new clients in our existing core verticals and geographies, and to expand our client base to new verticals and geographies.
We have established ourselves as a leader in delivering end-to-end ideation-to-production services in the Payments and Financial Services and TMT verticals. Clients in the Payments and Financial Services vertical contributed to 57.1% and 56.8% of our total revenue in the 2017 and 2018 fiscal years, respectively. Clients in the TMT vertical contributed 30.5% and 28.1% of our total revenue in the 2017 and 2018 fiscal years, respectively. Clients in other verticals contributed 12.4% and 15.1% of our total revenue in the 2017 and 2018 fiscal years, respectively. We believe that we continue to have a significant untapped opportunity in these sectors and we plan to leverage this experience to expand our vertical reach.
We are likewise focused on geographic expansion, particularly in North America. In the 2018 fiscal year, 21.0% of our revenue came from clients in North America. With our 2017 acquisition of Velocity Partners, we increased our sales presence in the United States and added nearshore delivery capacity in Latin America, which we believe will allow us to further penetrate the North American market. Our ability to add new clients will depend on a number of factors, including market perception of our services, our ability to successfully add nearshore delivery center capacity, our ability to successfully integrate our acquisition of Velocity Partners and any future acquisitions, pricing, competition and overall economic conditions.
Attract, Retain and Efficiently Utilize Talent
We believe that our people are our most important asset. We grew our average operational headcount by 36.2% in the 2017 fiscal year and 24.4% in the 2018 fiscal year. We provide Endavans with training to develop their technical and soft skills, in an environment where they are continually challenged and given opportunities to grow as professionals, and with tools and resources to innovate. However, there is significant competition for technology professionals in the geographic regions in which our delivery centers are located and we expect that such competition is likely to continue for the foreseeable future. Further, in order to maintain our gross margin, we must maintain favorable utilization rates among our existing IT professionals, which depends on our ability to integrate and train new employees, efficiently transition employees from completed projects to new assignments, forecast demand for our services, deploy employees with appropriate skills and seniority to projects and manage attrition rates.
Expand Our Nearshore Delivery Capacity
We believe that Distributed Enterprise Agile at scale requires that we have teams based in locations with similar time zones to those of our clients since our delivery teams are in constant dialogue and interaction with our clients. While we believe that we have sufficient delivery center capacity to address our near-term needs and opportunities, as we continue to expand our relationships with existing clients and attract new clients, we will need to expand our teams at existing delivery centers and open new delivery centers in nearshore locations with an abundance of technical talent. However, we compete for talented individuals not only with other companies in our industry, but also with companies in other industries, and there is a limited pool of individuals who have the skills and training needed to help us grow.
Continue to Innovate
We believe that our creative skills, deep digital technical engineering capabilities and leadership in next-generation technologies have allowed us to grow our business and maintain favorable gross margins. Sustaining our competitive differentiation will depend on our ability to continue to innovate and remain at the forefront of emerging technology trends.

Management Metrics
We regularly monitor a number of financial and operating metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. Our management metrics may be calculated in a different manner than similarly titled metrics used by other companies.

	Fiscal Year Ended June 30,
	2018	2017	2016
	(pounds in thousands)
Revenue growth rate at constant currency	37.2%	28.5%	36.6%
Average number of employees involved in delivery of our services	3,957	3,181	2,336
Revenue concentration	41.5%	49.1%	53.7%
Number of large clients	46	34	26
Adjusted profit before taxes margin	15.4%	15.8%	19.7%
Free cash flow	£28,727	£11,186	£10,115
Revenue Growth Rate at Constant Currency
We monitor our revenue growth rate at constant currency. As the impact of foreign currency exchange rates is highly variable and difficult to predict, we believe revenue growth rate at constant currency allows us to better understand the underlying business trends and performance of our ongoing operations on a period-over-period basis. We calculate revenue growth rate at constant currency by translating revenue from entities reporting in foreign currencies into British Pounds using the comparable foreign currency exchange rates from the prior period. For example, the average rates in effect for the fiscal year ended June 30, 2017 were used to convert revenue for the fiscal year ended June 30, 2018 and the revenue for the comparable prior period ended June 30, 2017, rather than the actual exchange rates in effect during the respective period. Revenue growth rate at constant currency is not a measure calculated in accordance with IFRS. See note 1 in the section of this Annual Report on Form 20-F titled “Selected Financial Data—Non-IFRS Measures and Other Management Metrics” for a reconciliation of revenue growth rate at constant currency revenue growth rate, the most directly comparable measure calculated and presented in accordance with IFRS.
Average Number of Employees Involved in Delivery of Our Services
We monitor our average number of operational employees because we believe it gives us visibility into the size of both our revenue-producing base and our most significant cost base, which in turn allows us to better understand changes in our utilization rates and gross margins on a period-over-period basis. We calculate average number of operational employees as the average of our number of full-time employees involved in delivery of our services on the last day of each month in the relevant period.
Revenue Concentration
We monitor our revenue concentration to better understand our dependence on large clients on a period-over-period basis and to monitor our success in diversifying our revenue base. We define revenue concentration as the percent of our total revenue derived from our 10 largest clients by revenue in each period presented.
Number of Large Clients
We monitor our number of large clients to better understand our progress in winning large contracts on a period-over-period basis. We define number of large clients as the number of clients from whom we generated more than £1.0 million of revenue in the prior 12-month period.

Adjusted Profit Before Taxes Margin
We monitor our adjusted profit before taxes margin, or Adjusted PBT Margin, to better understand our ability to manage operational costs, to evaluate our core operating performance and trends and to develop future operating plans. In particular, we believe that the exclusion of certain expenses in calculating Adjusted PBT Margin facilitates comparisons of our operating performance on a period-over-period basis. Our Adjusted PBT Margin is our Adjusted PBT, which is our profit before taxes adjusted to exclude the impact of share-based compensation expense, amortization of acquired intangible assets, realized and unrealized foreign currency exchange gains and losses and initial public offering expenses incurred (all of which are non-cash other than realized foreign currency exchange gains and losses and initial public offering expenses), as a percentage of our total revenue. We do not consider these excluded items to be indicative of our core operating performance. Adjusted PBT Margin is not a measure calculated in accordance with IFRS. See note 5 in the section of this Annual Report on Form 20-F titled “Selected Financial Data—Non-IFRS Measures and Other Management Metrics” for a reconciliation of Adjusted PBT to profit before taxes, the most directly comparable financial measure calculated and presented in accordance with IFRS.
Free Cash Flow
We monitor our free cash flow to better understand and evaluate our liquidity position and to develop future operating plans. Our free cash flow is our net cash provided by (used in) operating activities, plus grant received, less purchases of non-current tangible and intangible assets. For a discussion of grant received, see “—Components of Results of Operations—Cost of Sales” below. Free cash flow is not a measure calculated in accordance with IFRS. See note 6 in the section of this Annual Report on Form 20-F titled “Selected Financial Data—Non-IFRS Measures and Other Management Metrics” for a reconciliation of free cash flow to net cash provided by (used in) operating activities, the most directly comparable financial measure calculated and presented in accordance with IFRS.
A. Operating Results.
The key elements of our results of operations include:
Revenue
We generate revenue primarily from the provision of our services and recognize revenue in accordance with International Accounting Standard 18, Revenue. Revenue is measured at fair value of the consideration received, excluding discounts, rebates, taxes and duties. We enter into master services agreements, or MSAs, with our clients, which provide a framework for services and statements of work to define the scope, timing, pricing terms and performance criteria of each individual engagement under the MSA. Our services are generally performed under time-and-material based contracts (where materials consist of travel and out-of-pocket expenses), fixed-price contracts and managed service contracts. Our mix of contract types has historically not changed materially from period-to-period.
In the 2018, 2017 and 2016 fiscal years, our 10 largest clients contributed, in the aggregate, £90.4 million, or 41.5%, £78.2 million, or 49.1%, and £62.0 million, or 53.7%, of our total revenue, respectively. The following table shows the number of our clients by revenue on a trailing 12-month basis for the periods presented:

Revenue	Fiscal Year Ended June 30,
	2018	2017	2016
Over £5 Million	8	5	5
£2 - £5 Million	22	17	11
£1 - £2 Million	16	12	10
Less than £1 Million	212	154	128
Total	258	188	154

Cost of Sales
Direct cost of sales consists primarily of personnel costs, including salary, bonuses, share-based compensation, benefits and travel expenses for our employees directly involved in delivery of our services, as well as software licenses and other costs that relate directly to the delivery of services. Allocated cost of sales consists of the portion of depreciation and amortization expense and property costs, including operating lease expense, related to delivery of our services.  Our cost of sales is reported net of any income recognized from research and development credits and government grants arising from past or future operating activities where those activities are related directly to the delivery of services. We expect our cost of sales to remain relatively stable as a percentage of revenue.
In June 2013, we were awarded a grant of Romanian leu, or RON, 41.4 million (£7.94 million) from the Romanian Ministry of Finance for the creation of 500 new jobs in Romania between June 2013 and December 2015, subject to certain conditions, including continuing the newly created jobs for a five year period. To date, we have submitted claims and received £5.3 million under the grant and expect to receive approximately £1.7 million in the 2018 calendar year for submitted, but not yet paid, claims. Claims are subject to audit by the Romanian authorities and secured until the end of the five-year maintenance period by a letter of credit. We recognize the income from the grant over the five-year period we are required to maintain the positions as an offset to cost of sales. The receipt of a cash payment under the grant is recognized in the statement of cash flows as cash from a financing activity. To the extent the amount we received is greater or less than the amount recognized, the difference is recorded as working capital.
We are also eligible to receive credits from the United Kingdom taxing authorities for qualifying research and development expenditures on an annual basis. The credits are based on a fixed percentage (11% prior to December 31, 2017 and 12% thereafter) of the cost of work that is directed and supervised from the United Kingdom and achieves an advance in technology that was uncertain at the outset of the work. We recognize the income from these credits as an offset to cost of sales. The receipt of credits is recognized in the statement of cash flows as cash from an operating activity.
Gross Profit
Gross profit and gross margin, or gross profit as a percentage of total revenue, has been, and will continue to be, affected by various factors, including wage inflation and the impact of foreign exchange in the countries in which we operate.
Selling, General and Administrative Expenses
Personnel costs, including salaries, bonuses, sales commissions and benefits are the most significant component of selling, general and administrative expenses. Included in selling, general and administrative expenses relating to sales and marketing expense are costs related to marketing programs and travel. Marketing programs consist of advertising, events, corporate communications and brand-building activities. Included in other selling, general and administrative expenses to general and administrative expense are external legal, accounting and other professional fees, as well as acquisition-related transaction costs. Selling, general and administrative expenses also include facilities-related and information technology hardware and software costs. Selling, general and administrative expenses includes share-based compensation expense for employees in our selling, general and administrative functions. Selling, general and administrative expenses also includes allocated operating lease expense and depreciation and amortization, which consists primarily of depreciation of property, plant and equipment, as well as the amortization of software and licenses and intangible assets acquired through acquisitions (client relationships and non-compete agreements). We expect our selling, general and administrative expenses to increase in absolute British Pounds as we continue to grow our business. We also anticipate that we will incur additional costs for personnel and consulting and professional fees related to preparation to become and operate as a public company.
Net Finance (Costs)/Income
Finance costs consist primarily of interest expense on borrowings, unwinding of the discount on acquisition holdbacks and contingent consideration, losses on disposal of available-for-sale financial assets, dividends on preference shares classified as liabilities and reclassifications of amounts previously recognized in other comprehensive income. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method. Finance income consists of interest income on funds invested. Interest income is recognized as it accrues in profit or loss, using the effective interest method.
Net finance (costs)/income also reflects the net effect of realized and unrealized foreign currency exchange gains and losses. Prior to June 30, 2016, we entered into forward contracts to fix the exchange rate for intercompany transactions between the British Pound and RON, with changes in the fair value of these forward contracts being recognized in profit or loss.

Provision for Income Taxes
We are subject to income taxes in the United Kingdom, Romania, the United States and numerous other jurisdictions. Our provision for income taxes, which is reflected on our statement of comprehensive income as “tax on profit on ordinary activities,” consists primarily of liabilities for taxes due to, or potential claims from, tax authorities in the jurisdictions in which we operate. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted at the end of the applicable reporting period.
Our effective tax rates differ from the statutory rate applicable to us primarily due to: differences between domestic and foreign jurisdiction tax rates; tax credits and non-taxable items; non-deductible share-based compensation expenses; and other non-deductible expenses. Changes in the geographic mix of revenue can also cause our overall effective tax rate to vary from period to period. Tax expense is recognized in profit or loss based on the sum of deferred tax and current tax not recognized in other comprehensive income or directly in equity
Critical Accounting Policies and Significant Judgements and Estimates
We prepare our consolidated financial statements in accordance with IFRS, which require us to make judgments, estimates and assumptions that affect the amounts reported in those financial statements and accompanying notes. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. These estimates and underlying assumptions are reviewed on an ongoing basis. Although we believe that the estimates we use are reasonable, due to the inherent uncertainty involved in making those estimates, actual results reported in future periods could differ from those estimates.
Some of our accounting policies require higher degrees of judgment than others in their application. We believe that the following accounting policies involve a high degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of our operations. See note 3 to our consolidated financial statements appearing elsewhere in this Annual Report on Form 20-F for a description of our other significant accounting policies.
Business Combinations
Business acquisitions are accounted for using the acquisition method. The results of businesses acquired in a business combination are included in our consolidated financial statements from the date of the acquisition. Purchase accounting results in assets and liabilities of an acquired business being recorded at their estimated fair values on the acquisition date. Any excess consideration over the fair value of assets acquired and liabilities assumed is recognized as goodwill.
We perform valuations of assets acquired and liabilities assumed on each acquisition accounted for as a business combination and allocate the purchase price to the tangible and intangible assets acquired and liabilities assumed based on our best estimate of fair value. We determine the appropriate useful life of intangible assets by performing an analysis of cash flows based on historical experience of the acquired businesses. Intangible assets are amortized over their estimated useful lives based on the pattern in which the economic benefits associated with the asset are expected to be consumed, which to date has approximated the straight-line method of amortization.
Any contingent consideration payable is measured at fair value at the acquisition date. If the contingent consideration is classified as equity, it is not re-measured and settlement is accounted for within equity. Otherwise, subsequent changes in the fair value of contingent consideration are recognized in profit and loss.
Transaction costs associated with business combinations are expensed as incurred and are included in selling, general and administrative expenses.
Share-Based Compensation
We grant share incentive awards to certain of our employees and directors. These compensation arrangements are settled in equity, or in certain cases at our discretion, in cash, at a predetermined price and generally vest over a period of up to five years and, in certain cases, vest in full on a liquidity event involving our company. All vested share incentive awards have a term of five years before expiration. We measure share-based awards at the grant date based on the fair value of the award and we recognize it as a compensation expense over the vesting period. We determine the fair value of our share options using the Black-Scholes option-pricing model.
The Black-Scholes option pricing model requires the input of subjective assumptions, including assumptions about the expected life of share-based awards, share price volatility, risk-free interest rate, expected dividend yield and the fair value of our ordinary shares. Prior to the completion of our initial public offering, we relied, in part, on valuation reports prepared by unrelated third-party valuation firms to assist us in valuing our share-based awards.
In conducting these valuations, the third-party firm considered objective and subjective factors that it believed to be relevant for each valuation conducted, including its best estimate of our business condition, prospects, and operating performance at each valuation date. Within the valuations performed, a range of factors, assumptions, and methodologies were used. The significant factors considered included:
• the prices at which our ordinary shares were transferred in contemporaneous arm’s length transactions;
• the lack of an active public market for our ordinary shares;
• the material risks related to our business and industry;
• our business strategy;
• the market performance of publicly traded companies in the technology services sectors; and
• the likelihood of achieving a liquidity event for the holders of our ordinary shares, such as an initial public offering, given prevailing market conditions.
Following the completion of our initial public offering, the fair value of our ordinary shares will be determined based on the closing price of our ADSs on the New York Stock Exchange.
Recent Accounting Pronouncements
See note 2 to our consolidated financial statements appearing elsewhere in this Annual Report on Form 20-F for a description of the application of new and revised international financial reporting standards.
Results of Operations
The following table sets forth our consolidated statements of comprehensive income data for the periods presented:

	Fiscal Year Ended June 30,
	2018	2017	2016
	(in thousands)
Consolidated Statements of Comprehensive Income Data:
Revenue	£217,613	£159,368	£115,432
Cost of sales:
Direct cost of sales(1)	(132,775)	(98,853)	(68,517)
Allocated cost of sales	(12,668)	(9,907)	(6,529)
Total Cost of sales	(145,443)	(108,760)	(75,046)
Gross profit	72,170	50.608	40.386
Selling, general and administrative expenses(1)	(46,737)	(27,551)	(20,453)
Operating profit	25,433	23,057	19,933
Net finance (costs)/income	(783)	(1,357)	898
Profit before tax	24,650	21,700	20,831
Tax on profit on ordinary activities	(5,675)	(4,868)	(4,125)
Net profit	£18,975	£16,832	£16,706
________________

(1)	Includes share-based compensation expense as follows:

	Fiscal Year Ended June 30,
	2018	2017	2016
	(in thousands)
Direct cost of sales	£1,006	£560	£587
Selling, general and administrative expenses	499	294	181
Total	£1,505	£854	£768

The following table sets forth our consolidated statements of comprehensive income data expressed as a percentage of total revenue:

	Fiscal Year Ended June 30,
	2018	2017	2016
Consolidated Statements of Comprehensive Income Data:
Revenue	100%	100%	100%
Cost of sales:
Direct cost of sales	(61.0)%	(62.0)%	(59.4)%
Allocated cost of sales	(5.8)%	(6.2)%	(5.7)%
Total Cost of sales	(66.8)%	(68.2)%	(65.0)%
Gross profit	33.2%	31.8%	35.0%
Selling, general and administrative expenses	(21.5)%	(17.3)%	(17.7)%
Operating profit	11.7%	14.5%	17.3%
Net finance (costs)/income	(0.4)%	(0.9)%	0.8%
Profit before tax	11.3%	13.6%	18.0%
Provision for income tax	(2.6)%	(3.1)%	(3.6)%
Net profit	8.7%	10.6%	14.5%
Comparison of the Years Ended June 30, 2016, 2017 and 2018
Revenue

	Year Ended June 30,			% Change
	2018	2017	2016	2018 vs. 2017	2017 vs. 2016
	(pounds in thousands)
Revenue	£217,613	£159,368	£115,432	36.5%	38.1%
2018 Compared to 2017. Revenue for 2018 was £217.6 million, an increase of £58.2 million, or 36.5%, over 2017. In constant currency terms, revenue grew by 37.2% over 2017. We achieved significant growth in revenue across all verticals. Revenue from clients in the Payments and Financial Services vertical increased by £32.6 million, or 35.8%, to £123.7 in 2018 from £91.1 million in 2017. Revenue from clients in the TMT vertical increased by £12.6 million, or 25.9%, to £61.1 million in 2018 from £48.5 million in 2017. Revenue from clients in our Other vertical also grew significantly, increasing by £13.1 million, or 66.1%, to £32.8 million in 2018 from £19.8 million in 2017. The acquired operations of Velocity Partners contributed £15.3 million of revenue in 2018, particularly within our TMT vertical and in North America. Revenue also grew across all geographies. Revenue from clients based in Europe increased by £19.9 million, or 37.3%, to £73.4 million in 2018 from £53.5 million in 2017. Revenue from clients based in the United Kingdom increased by £18.6 million, or 23.3%, to £98.6 million in 2018 from £79.9 million in 2017. Revenue from clients based in North America increased by £19.7 million, or 75.8%, to £45.6 million in 2018 from £25.9 million in 2017, principally due to our acquisition of Velocity Partners and due to growth in revenue from clients in the Payments and Financial Services vertical in North America. 85.9% of our 2018 revenue came from clients who were also our clients during 2017. Revenue from our top 10 clients in 2018 increased by £12.2 million, or 15.5%, to £90.4 million compared to £78.2 million in revenue from our top 10 clients in 2017.

2017 Compared to 2016. Revenue for 2017 was £159.4 million, an increase of £43.9 million, or 38.1%, over 2016. Exchange rate fluctuations with respect to the Euro and the U.S. Dollar, due in part to the United Kingdom’s decision in a June 23, 2016 referendum to leave the European Union, positively affected revenue growth as measured in British Pounds. In constant currency terms, revenue grew by 28.5% over 2016. We achieved significant growth in revenue across verticals. Revenue from clients in the Payments and Financial Services vertical increased by £27.4 million, or 43.1%, to £91.1 million in 2017 from £63.7 million in 2016. Revenue from clients in our Other vertical also grew significantly, albeit from a low base, increasing by £10.4 million, or 111.6%, to £19.8 million in 2017 from £9.3 million in 2016. Revenue also grew across all geographies. Revenue from clients based in Europe increased by £33.3 million, or 164.6%, to £53.5 million in 2017 from £20.2 million in 2016 and revenue from clients based in North America increased by £5.0 million, or 24.1%, to £25.9 million in 2017 from £20.9 million in 2016. 90.5% of our 2017 revenue came from clients who were also our clients during 2016. Revenue from our top 10 clients in 2017 increased by £16.3 million, or 26.3%, to £78.2 million compared to £62.0 million in revenue from our top 10 clients in 2016.
Cost of Sales

	Year Ended June 30,			% Change
	2018	2017	2016	2018 vs. 2017	2017 vs. 2016
	(pounds in thousands)
Cost of sales
Direct cost of sales	£(132,775)	£(98,853)	£(68,517)	34.3%	44.3%
Allocated cost of sales	(12,668)	(9,907)	(6,529)	27.9%	51.7%
Total Cost of sales	(145,443)	(108,760)	(75,046)	33.7%	44.9%
Gross margin	33.2%	31.8%	35.0%
2018 Compared to 2017. Total cost of sales increased by £36.7 million, or 33.7%, in 2018 compared to 2017. The increase consisted of a £33.9 million increase in direct cost of sales, primarily as a result of increased personnel costs, which reflected an increase in the average number of employees involved in delivery of our services from 3,181 in 2017 to 3,957 in 2018.  Our growth in operational headcount consisted of new employees located in Latin America, acquired in connection with the acquisition of Velocity Partners, as well as continued organic growth in the number of employees at our existing delivery centres. Of the £36.7 million increase in total cost of sales, £8.5 million related to the operations of Velocity Partners.  Grant income decreased by £0.06 million in 2018 compared to 2017 and research and development credits decreased by £0.3 million in 2018 compared to 2017. Additionally, allocated cost of sales increased by £2.8 million in 2018 compared to 2017, or 27.9%, primarily as a result of increased property costs as a result of increased headcount. Gross margin increased to 33.2% in 2018 from 31.8% in 2017.
2017 Compared to 2016. Total cost of sales increased by £33.7 million, or 44.9%, in 2017 compared to 2016. The increase consisted of a £30.3 million increase in direct cost of sales, primarily as a result of increased personnel costs, which reflected an increase in the average number of employees involved in delivery of our services from 2,336 in 2016 to 3,181 in 2017. Our growth in operational headcount consisted of new employees located in the Netherlands, Romania and Bulgaria acquired in connection with the acquisition of ISDC, as well as continued organic growth in the number of employees at our existing delivery centers. Grant income increased by £0.6 million in 2017 compared to 2016 and research and development credits increased by £0.2 million in 2017 compared to 2016. Additionally, allocated cost of sales increased by £3.4 million in 2017 compared to 2016, or 51.7%, primarily as a result of increased property costs as a result of increased headcount, our acquisition of ISDC and the impact of foreign exchange rates as a result of the weakening of the British Pound relative to the Euro and the U.S. dollar. Consequently, gross margin decreased to 31.8% in 2017 from 35.0% in 2016.
Selling, General and Administrative Expenses

	Year Ended June 30,			% Change
	2018	2017	2016	2018 vs. 2017	2017 vs. 2016
	(pounds in thousands)
Selling, general and administrative expenses	£(46,737)	£(27,551)	£(20,453)	69.6%	34.7%
% of revenue	(21.5)%	(17.3)%	(17.7)%

2018 Compared to 2017. Selling, general and administrative expenses increased by £19.2 million, or 69.6% in 2018 compared to 2017.  The increase in total selling, general and administrative expenses is primarily related to an increase of £15.2 million in general and administrative expenses (including £4.6 million of costs incurred in connection with our initial public offering) and an increase of £3.7 million in sales and marketing expenses.  Depreciation and amortization increased by £1.1 million, or 57.4%, in 2018 compared to 2017, primarily as a result of a £1.0 million increase in amortization of acquired intangible assets acquired.  As a percentage of revenue, selling, general and administrative expenses increased from 17.3% to 21.5% (of which 2.1% relates to our initial public offering), reflecting additional costs due to the integration of Velocity Partners and increased expenditures in anticipation of us becoming a public company.
2017 Compared to 2016. Selling, general and administrative expenses increased by £7.1 million, or 34.7%, in 2017 compared to 2016. The increase in total selling, general and administrative expenses primarily related to an increase of £2.1 million in sales and marketing expenses, an increase of £3.2 million in general and administrative expenses and an increase of £1.1 million in facilities-related expenses, largely related to our increased headcount. Depreciation and amortization increased by £0.7 million, or 51.6%, in 2017 compared to 2016, primarily as a result of a £0.6 million increase in amortization of acquired intangible assets acquired and a £0.1 million increase in depreciation of property, plant and equipment. As a percentage of revenue, selling, general and administrative expenses decreased from 17.7% to 17.3%, reflecting improved leverage in our fixed cost base and the impact of favorable changes in currency exchange rates.
Net Finance (Cost)/Income

	Year Ended June 30,			% Change
	2018	2017	2016	2018 vs. 2017	2017 vs. 2016
	(pounds in thousands)
Net finance (cost)/income	£(783)	£(1,357)	£898	(42.3)%	(251.1)%
% of revenue	(0.4)%	(0.9)%	0.8%
2018 Compared to 2017. In 2018, we recognized net finance cost of £0.8 million, which included £0.02 million related to changes in foreign exchange rates and £0.6 million related to interest payable on amounts outstanding under our credit facility. In 2017, we recognized net finance cost of £1.4 million, which included £1.0 million related to changes in foreign exchange rates and £0.3 million related to interest payable on amounts outstanding under our credit facility.
2017 Compared to 2016. In 2017, we recognized net finance cost of £1.4 million, which included £1.0 million related to changes in foreign exchange rates and £0.3 million related to interest payable on amounts outstanding under our credit facility. In 2016, we recognized net finance income of £0.9 million, which included a £1.0 million fair value gain on forward foreign exchange contracts held for trading, partially offset by interest payable on our borrowings of £0.1 million.
Provision for Income Tax

	Year Ended June 30,			% Change
	2018	2017	2016	2018 vs. 2017	2017 vs. 2016
	(pounds in thousands)
Provision for income taxes	£(5,675)	£(4,868)	£(4,125)	16.6%	18.0%
2018 Compared to 2017. Provision for income taxes increased by £0.8 million, or 16.6%, in 2018 compared to 2017. Our annual effective tax rate for 2018 was 23.0%, compared to an annual effective tax rate of 22.4% for 2017. In 2018, our effective tax rate and provision for income taxes increased compared to 2017 primarily due to non-deductible expenses arising in relation to our initial public offering.
2017 Compared to 2016. Provision for income taxes increased by £0.7 million, or 18.0%, in 2017 compared to 2016. Our annual effective tax rate for 2017 was 22.4%, compared to an annual effective tax rate of 19.8% for 2016. In 2017, our effective tax rate and provision for income taxes increased compared to 2016 primarily due to adjustments to prior periods and withholding tax on dividends paid.
Quarterly Results of Operations
The following table sets forth our unaudited quarterly consolidated statements of operations data for each of the eight quarters in the period ended June 30, 2018. We have prepared the quarterly financial data on the same basis as the audited consolidated financial statements included in this Annual Report on Form 20-F. In our opinion, the quarterly financial data reflects all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of this data. This quarterly financial data should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 20-F. Our historical results are not necessarily indicative of the results to be expected in the future.

	Three Months Ended
	June 30, 2018	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016
	(pounds in thousands)
Consolidated Statement of Comprehensive Income:
Revenue	£61,473	£58,598	£50,011	£47,531	£43,046	£42,909	£38,934	£34,479
Cost of sales:
Direct cost of sales	(36,671)	(35,783)	(30,904)	(29,417)	(26,161)	(26,720)	(24,351)	(21,621)
Allocated cost of sales	(3,387)	(3,235)	(3,099)	(2,947)	(2,964)	(2,660)	(2,372)	(1,911)
Total cost of sales	(40,058)	(39,018)	(34,003)	(32,364)	(29,125)	(29,380)	(26,723)	(23,532)
Gross profit	21,415	19,580	16,008	15,167	13,921	13,529	12,211	10,947
Selling, general and administrative expenses	(14,982)	(13,705)	(9,832)	(8,218)	(7,558)	(6,895)	(7,159)	(5,939)
Operating profit	6,433	5,875	6,176	6,949	6,363	6,634	5,052	5,008
Net finance (costs) / income	247	(370)	(153)	(507)	(842)	(426)	380	(469)
Profit before tax	6,680	5,505	6,023	6,442	5,521	6,208	5,432	4,539
Tax on profit on ordinary activities	(1,782)	(1,286)	(1,250)	(1,357)	(1,239)	(1,392)	(1,219)	(1,018)
Net profit	£4,898	£4,219	£4,773	£5,085	£4,282	£4,816	£4,213	£3,521
Other Financial Data:
Profit before tax margin	10.9%	9.4%	12%	13.6%	12.8%	14.5%	14%	13.2%
Non-IFRS Measures:
Adjusted profit before taxes margin(1)	15.7%	14.5%	15.0%	16.4%	16.1%	16.7%	14.4%	16.1%
_______________

(1)
Adjusted profit before taxes margin, or Adjusted PBT Margin, is our Adjusted PBT, which is our profit before taxes adjusted to exclude the impact of share-based compensation expense, amortization of acquired intangible assets, realized and unrealized foreign currency exchange gains and losses and initial public offering expenses (all of which are non-cash other than realized foreign currency exchange gains and losses and initial public offering expenses), as a percentage of our total revenue. We do not consider these excluded items to be indicative of our core operating performance. Adjusted PBT Margin is not a measure calculated in accordance with IFRS. The following table presents a reconciliation of Adjusted PBT to profit before taxes, the most directly comparable financial measure calculated and presented in accordance with IFRS for each of the periods indicated. See note 5 in the section of this Annual Report on Form 20-F titled “Selected Financial Data—Non-IFRS Measures and Other Management Metrics” for a discussion of the limitations of Adjusted PBT Margin.

	Three Months Ended
	June 30, 2018	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016
	(in thousands)
Profit before tax	£6,680	£5,505	£6,023	£6,442	£5,521	£6,208	£5,432	£4,539
Share-based compensation expense	479	306	354	366	178	197	231	248
Amortization of acquired intangible assets	849	844	479	481	459	456	459	341
Foreign exchange (gains) losses, net	(528)	64	44	437	755	298	(500)	415
Initial public offering expenses	2,171	1,787	604	81	—	—	—	—
Adjusted PBT	£9,651	£8,506	£7,504	£7,807	£6,913	£7,159	£5,622	£5,543
For the three months ended June 30, 2018, £320,000 of the share-based compensation expense was included within direct cost of sales (three months ended June 30, 2017: £112,000).
Quarterly Trends
The sequential increases in our quarterly revenue were primarily due to increased revenue growth across all verticals and geographies. Our operating expenses generally have increased sequentially for the periods presented due primarily to increases in headcount and other related expenses to support our growth.
B. Liquidity and Capital Resources.
Capital Resources
To date, we have financed our operations primarily through sales of information technology services, as well as borrowings under our revolving credit facilities. As of June 30, 2018, we had £15.0 million in cash and cash equivalents.
In December 2017, we entered into a secured Multicurrency Revolving Facility Agreement, or the Facility Agreement, with HSBC Bank PLC, as arranger, HSBC Bank PLC, as security agent, certain subsidiaries party thereto and the financial institutions listed therein. The Facility Agreement provides for a £50.0 million primary revolving credit facility, $12.1 million of line of credit capacity and €9.5 million of guarantee capacity, which we collectively refer to as the Facility. The Facility Agreement also provides for an incremental facility, which may not exceed £40.0 million. The Facility matures on December 19, 2020. Loans under the Facility Agreement bear interest, at our option, at a rate equal to either the LIBOR rate or the EURIBOR rate, plus an applicable margin ranging from 0.8% to 1.40% per annum, based upon the net leverage ratio. Our obligations under the Facility are guaranteed by some of our subsidiaries. The Facility Agreement contains customary representations and warranties and customary affirmative and negative covenants applicable to the facility parties and our consolidated subsidiaries. Under the terms of the Facility Agreement, we are required to comply with net leverage ratio and interest coverage covenants. The Facility Agreement contains customary events of default and is secured by a lien on substantially all of our assets. As of June 30, 2018, there was £0.0 million and $26.0 million outstanding under the £50.0 million primary facility, $6.0 million was drawn of the $12.1 million line of credit facility and €9.3 million was drawn from the €9.5 million guarantee facility, respectively.
On completion of our initial public offering, we received £40.2 million net proceeds. A portion of the net proceeds were used to repay all amounts borrowed under the revolving credit facility in August 2018.
Future Capital Requirements
We believe that our existing cash and cash equivalents, together with cash generated from our operations, will be sufficient to meet our working capital expenditure requirements for at least the next 12 months. Our future capital requirements will depend on many factors, including our growth rate and any acquisitions we may complete. In the event that additional financing is required from outside sources, we may be unable to raise the funds on acceptable terms, if at all. If we are unable to raise additional capital when desired, our business, operating results and financial condition could be adversely affected.

Cash Flows
The following table shows a summary of our cash flows for the years ended June 30, 2016, 2017 and 2018:

	Year Ended June 30,
	2018 (£)	2017 (£)	2016 (£)
	(in thousands)
Cash and cash equivalents at beginning of the year	£23,571	£12,947	£13,362
Net cash from operating activities	33,984	14,740	10,897
Net cash used in investing activities	(31,792)	(19,499)	(7,260)
Net cash from / (used in) provided by financing activities	(10,732)	14,838	(4,618)
Effects of exchange rates on cash and cash equivalents	17	545	566
Cash and cash equivalents at end of the year	£15,048	£23,571	£12,947
Operating Activities
Operating activities provided £34.0 million of cash in the year ended June 30, 2018, primarily from profit before tax of £24.7 million, a U.K. research and development credit received of £1.9 million, net changes in working capital of £6.8 million and other non-cash items of £6.2 million, partially offset by tax paid of £5.6 million. The net changes in working capital were primarily driven by an increase in accruals of £16.4 million, partially offset by a net increase in trade receivables and accrued income of £4.0 million, a decrease in other creditors of £3.3 million and an increase in prepayments of £2.3 million.
Operating activities provided £14.7 million of cash in the year ended June 30, 2017, primarily from profit before tax of £21.7 million and other non-cash items of £3.5 million, partially offset by tax paid of £5.5 million and net changes in working capital of £5.0 million. The net changes in working capital were primarily driven by a net increase in trade receivables and accrued income of £7.7 million and a decrease in deferred income of £2.1 million, partially offset by increase in trade payables of £2.0 million and accruals of £2.6 million.
Operating activities provided £10.9 million of cash in the year ended June 30, 2016, primarily from profit before tax of £20.8 million and a U.K. research and development credit received of £1.1 million, partially offset by tax paid of £(3.8) million and net changes in working capital and adjustments of other non-cash items of £(7.2) million. The net changes in working capital were primarily driven by a net increase in trade receivables and accrued income of £5.8 million, an increase in prepayments of £1.0 million and a decrease in accruals of £1.0 million, partially offset by increase in provisions of £1.3 million.
Investing Activities
Investing activities used £31.8 million of cash in the year ended June 30, 2018, including £26.4 million (net of the cash acquired) to fund the acquisition of Velocity Partners, £3.7 million for purchases of property, plant and equipment relating to our delivery centers and £1.8 million for purchases of software and licenses.
Investing activities used £19.5 million of cash in the year ended June 30, 2017, including £8.1 million (net of the cash acquired) to fund the acquisition of ISDC, £4.1 million for settling the contingent consideration from the acquisition of PS Tech and £0.8 million for settling the contingent consideration from the acquisition of Nickelfish, £5.0 million for purchases of property, plant and equipment relating to our delivery centers and £1.4 million for purchases of software and licenses.
Investing activities used £7.3 million in cash in the year ended June 30, 2016, including £4.2 million (net of the cash acquired) to fund the acquisition of Nicklefish, £0.4 million for settling the deferred consideration from the acquisition of PS Tech, £2.6 million for purchases of property, plant and equipment relating to our delivery centers and £0.1 million for purchases of software and licenses.

Financing Activities
Financing activities used £10.7 million of cash in the year ended June 30, 2018, including £10.3 million of net borrowings under our credit facility and £0.6 million of interest payments, partially offset by £0.1 million in grants from the Macedonian government.
Financing activities provided £14.8 million of cash in the year ended June 30, 2017, including £13.5 million of net borrowings under our credit facility and £2.9 million in grants from the Romanian Ministry of Finance, partially offset by £1.2 million for share repurchases and £0.4 million of interest payments.
Financing activities used £4.6 million of cash in the year ended June 30, 2016, including £18.2 million in dividends and £0.1 million of interest payments, partially offset by £11.7 million of net borrowings and £1.9 million in grants from the Romanian Ministry of Finance.

C. Research and Development, Patents and Licenses, etc.
Not applicable.
D. Trend Information.
For a discussion of trends, see “Item 5.A—Operating Results” and “Item 5.B—Liquidity and Capital Resources.”
E. Off-Balance Sheet Arrangements.
We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.
F. Tabular Disclosure of Contractual Obligations.
Contractual Obligations and Commitments
The following table summarizes our commitments to settle contractual obligations at June 30, 2018:

	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years	Total
	(in thousands)
Revolving credit facility	£19,700	£—	£—	£—	£19,700
Finance leases	44	20	—	—	64
Operating leases	10,384	19,011	12,800	6,469	48,664
Other long-term liabilities and provisions	—	277	—	—	277
Total	£30,128	£19,308	£12,800	£6,469	£68,705
The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. The table does not include obligations under agreements that we can cancel without a significant penalty.
In connection with our acquisition of Velocity Partners in December 2017, we may be obligated to pay (1) up to $6.0 million cash consideration, which was held back to secure indemnification obligations and (2) contingent consideration of $15.8 million, which contingent consideration may be paid in the form of equity or cash depending on a number of conditions. In addition, we may be obligated to pay certain continuing employees of Velocity Partners up to $5.1 million in the form of equity or cash, depending on a number of conditions.
We lease our facilities under non-cancellable operating leases. As of June 30, 2018, we have leases that expire at various dates through March 2029.
G. Safe Harbor.
This Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Special Note Regarding Forward-Looking Statements.”
Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management.
MANAGEMENT
Executive Officers and Directors
The following table sets forth certain information with respect to our executive officers and directors, including their ages as of September 30, 2018:

Name	Age	Position(s)
Executive Officers
John Cotterell	57	Chief Executive Officer, Director
Mark Thurston	54	Chief Financial Officer, Director
Rob Machin	45	Chief Operating Officer
Julian Bull	48	Chief Commercial Officer

Non-Employee Directors
Trevor Smith	64	Chairman of the Board of Directors
Andrew Allan	62	Director
Ben Druskin	50	Director
Mike Kinton	71	Director
David Pattillo	58	Director
Unless otherwise indicated, the current business addresses for our executive officers and directors is c/o Endava plc, 125 Old Broad Street, London EC2N 1AR, United Kingdom.
Each executive officer serves at the discretion of our board of directors and holds office until his or her successor is duly elected or qualified or until his or her earlier resignation or removal. There are no family relationships among any of our executive officers or directors.
Executive Officers
John Cotterell founded our company and has served as our Chief Executive Officer and as a member of our board of directors since our inception in February 2000. Mr. Cotterell holds a B.Eng. from the University of Bristol and an M.B.A. from the Alliance Manchester Business School. Our board of directors believes that Mr. Cotterell’s leadership of our company since its inception and experience with information technology companies prior to founding our company provide him with the qualifications and skills to serve as a director.
Mark Thurston has served as our Chief Financial Officer and as a member of our board of directors since April 2015.  From May 2011 to March 2015, Mr. Thurston served as Group Finance Director at Paragon Education and Skills Ltd.

Mr. Thurston holds a Physics degree from Durham University and is a member of the Institute of Chartered Accountants in England and Wales. Our board of directors believes that Mr. Thurston’s perspective and experience as our Chief Financial Officer provide him with the qualifications and skills to serve as a director.
Rob Machin has served as our Chief Operating Officer since July 2017 and previously served as a member of our board of directors from September 2013 to June 2016. Mr. Machin originally joined Endava in 2000 as our Chief Technical Officer. From September 2007 to September 2010, Mr. Machin served as an Executive Director at UBS Investment Bank. Mr. Machin re-joined Endava in 2010 as our U.K. Managing Director. Mr. Machin is a Fellow of the British Computer Society and a Chartered IT Professional. Mr. Machin holds a first class honours degree from Durham University in Mathematics and Philosophy (B.Sc. Nat Sci).
Julian Bull has served as our Chief Commercial Officer since July 2016. From April 2001 to June 2016, Mr. Bull served as our Sales and Marketing Director.
Non-Employee Directors
Trevor Smith has served as a member of our board of directors since June 2013 and our chairman since July 2016. Prior to his retirement, Mr. Smith held various roles at Goldman, Sachs & Co., an investment bank, including Chief Information Officer for the EMEA Region from January 2000 to September 2009 and in a part-time Business Resiliency & Crisis Management and Special Project role from March 2010 until June 2013. Mr. Smith holds a B.Sc. in Economics from UCW Aberystwyth. Our board of directors believes that Mr. Smith’s experience in information technology and delivery of large projects provide him with the qualifications and skills to serve as a director.
Andrew Allan has served as a member of our board of directors since April 2006, having previously served as a member of the board of Brains Direct Ltd, which we acquired in April 2006. He currently serves as Managing Partner at Fairways Corporate Finance, a position he has held since May 2003. Mr. Allan is a qualified Chartered Accountant and a current member of the Institute of Chartered Accountants of Scotland. Mr. Allan holds a Bachelor’s degree in Finance from the University of Strathclyde. Our board of directors believes that Mr. Allan’s business experience provide him with the qualifications and skills to serve as a director.
Ben Druskin has served as a member of our board of directors since September 2017.  Mr. Druskin retired from Citigroup in August 2017. From 2014 until his retirement, Mr. Druskin served as the Chairman of the Global Technology, Media and Telecom Investment Banking Group. Prior to becoming Chairman, Mr. Druskin was co-head of the Global Technology, Media and Telecom Investment Banking Group. Mr. Druskin has served as a member of the board of directors of Zensar Technologies since November 2017. Mr. Druskin holds a B.A. in Economics from Rutgers College and an M.B.A. in Finance from The Stern School of Business at New York University. Our board of directors believes that Mr. Druskin’s expertise in capital raising and mergers and acquisitions provide him with the qualifications and skills to serve as a director.
Mike Kinton has served as a member of our board of directors since April 2006. Since July 1999, Mr. Kinton has served as Managing Director at Kinton Technology Ltd. Mr. Kinton has served as a member of the board of directors of PaperRound HND Services Ltd, since February 2005 and Prmax Ltd., since March 2007. Mr. Kinton holds an M.A. from the University of Cambridge and a M.S. from London Business School. Our board of directors believes that Mr. Kinton’s experience in the information technology industry, as well as his valuable experience gained from prior and current board service, provides him with the qualifications and skills to serve as a director.
David Pattillo has served as a member of our board of directors since January 2017. Since February 2014, Mr. Pattillo has served as the Chief Financial Officer and member of the board of directors of ClearStar, Inc. From June 2012 to December 2013, Mr. Pattillo served as Manager of Dapa, LLC. Mr. Pattillo holds a B.S. from Clemson University and an MBA from the University of Georgia – Terry College of Business. Our board of directors believes that Mr. Pattillo’s knowledge of the information technology industry provides him with the qualifications and skills to serve as a director.

B. Compensation.
Compensation of Executive Officers and Directors
Aggregate Compensation
For the fiscal year ended June 30, 2018, the aggregate compensation accrued or paid to the members of our board of directors and our executive officers for services in all capacities was £2.0 million. We do not set aside or accrue amounts to provide pension, retirement or similar benefits to members of our board of directors or executive officers.
Executive Service Agreements
We engage executive officers using standard terms as set out in our executive service agreement. This agreement entitles the executive officer to receive an annual base salary, which is inclusive of any director’s fees payable to the executive officer. This agreement also entitles the executive officer to participate in a bonus scheme, the amount of any such bonus to be determined at the remuneration committee’s sole discretion. This agreement also entitles the executive officer to participate in our equity incentive plans, the amount of such equity participation and any associated performance targets to be determined at the remuneration committee’s sole discretion. We also contribute a certain percentage of the executive officer’s basic salary to a group personal pension scheme. The executive officer is entitled to a number of additional benefits, including death in service life insurance, private health insurance, permanent health insurance and a car allowance.
This agreement may be terminated by either party giving the other either 12 months’ notice in writing. We reserve the right to place the executive officer on garden leave at any time after notice has been given by either party, and to pay in lieu of notice. We may terminate the agreement without notice or payment in lieu of notice in certain circumstances as a result of the executive officer’s behavior or conduct, including for example, repeated breach of the service agreement after warning from us, dishonesty, gross misconduct or willful neglect in the discharge of their duties under the service agreement. On termination of this agreement, the executive officer is required to resign from our board of directors.
This agreement contains standard intellectual property and confidentiality provisions, which survive termination. This agreement also contains a power of attorney by which the executive officer appoints each of our directors as attorney with authority to execute documents in relation to the assignment of intellectual property rights, and execute documents to make the executive officer’s resignation from our board of directors effective.
This agreement contains a six-month non-competition restrictive covenant, a 12-month non-poach restrictive covenant and a 12-month non-solicitation restrictive covenant, which may be reduced by any time spent on garden leave.
Non-Executive Director Service Agreements
We engage independent directors using standard terms as set out in our template letter of appointment. Independent directors are engaged from the commencement date of the letter of appointment for an initial term, until the conclusion of our next annual general meeting. Under the service agreements, Messrs. Allan and Kinton are entitled to receive an annual fee of £55,000, Mr. Smith is entitled to receive an annual fee of £60,000, Mr. Druskin is entitled to receive an annual fee of $70,000, and Mr. Pattillo is entitled to receive an annual fee of $77,000, in each case inclusive of fees payable for all duties. Our independent directors are generally entitled to receive restricted share units for each term of their engagement, at the remuneration committee’s sole discretion. Following termination of their appointment, independent directors are subject to a six-month non-competition restrictive covenant, a 12-month non-poach restrictive covenant and a 12-month non‑solicitation restrictive covenant.
Endava Executive Bonus Scheme
We have implemented the Endava Executive Bonus Scheme that is designed to incentivize higher levels of growth. The Executive Bonus Scheme applies to employees of senior manager grade and above who have not served or been given notice of termination, and is applied pro-rata to those working part-time, on maternity leave or on sick leave. There is no automatic entitlement to the Executive Bonus Scheme, and eligibility is determined each year and determined by reference to profit before tax. At the level of profit where the bonus scheme begins, there will be a £0 cash payment. The bonus cash payment will then increase as the profit before tax increases.
For the fiscal year ended June 30, 2018, the aggregate amounts paid to our executive officers under the Executive Bonus scheme was £0.7 million.
Outstanding Equity Awards, Grants and Option Exercises
During the fiscal year ended June 30, 2018, we have granted 18,750 Class A ordinary shares to our executive officers and directors under our Non-Executive Director Plan.
As of June 30, 2018, our executive officers and directors held 1,087,470 Class A ordinary shares held in trust under our Joint Share Ownership Plan, or the JSOP, 100,000 Class A ordinary shares under our Endava Limited 2015 Long Term Incentive Plan, or the 2015 Plan, 18,750 Class A ordinary shares under our Non-Executive Director Plan and no share options to purchase Class A ordinary shares.
On July 26, 2018, we granted 217,000 Class A ordinary shares under the 2018 Equity Incentive Plan and 37,500 Class A ordinary shares under the 2018 Non-Employee Sub-Plan to our executive officers and directors.
Equity Compensation Arrangements
We have granted options and equity incentive awards under our (1) Endava Share Option Plan, or the Share Option Plan, (2) the JSOP, (3) the 2015 Plan and (4) Non-Executive Director Long Term Incentive Plan, or the Non-Executive Director Plan. We refer to the Share Option Plan, the JSOP, the 2015 Plan and the Non-Executive Director Plan together as the Plans. We adopted the Endava plc 2018 Equity Incentive Plan, or the 2018 Plan, prior to the completion of our initial public offering. As of June 30, 2018, there were 4,853,710 Class A ordinary shares available for issuance under the Plans, 4,203,980 of which are held by the Endava Limited Guernsey Employee Benefit Trust, or the Employee Benefit Trust. At any time between twelve and eighteen months following the completion of our initial public offering offering, we intend to cause the Employee Benefit Trust to sell up to 500,000 Class A ordinary shares. We expect to use the net proceeds from such sales to pay discretionary cash bonuses to our employees.
Endava Share Option Plan
On May 7, 2014, our board of directors adopted the Share Option Plan and, as a schedule to the Share Option Plan, the Endava Approved Share Option Plan, which is intended to qualify as a “company share option plan” that meets the requirements of Schedule 4 to the Income Tax (Earnings and Pensions) Act 2003, or the CSOP. Options granted under the Share Option Plan have no tax advantages. Options granted under the CSOP are potentially U.K. tax-favored options up to an individual limit of £30,000 calculated by reference to the market value of the shares under option at the date of grant. All of our employees may participate in the Share Option Plan at the discretion of the board of directors. Employees who meet the CSOP legislative requirements may participate in the Share Option Plan at the discretion of the board of directors.
Options granted under the Share Option Plan may have any exercise price, provided that where the exercise of an option is to be satisfied by newly issued shares, the exercise price shall not be less than the nominal value of a share. Options granted under the CSOP must have an exercise price equal to the market value of a share on the date of grant. Options may be granted by the board of directors at any time up to the tenth anniversary of the date of adoption of the Share Option Plan and may not be transferred other than on death to the option holder’s personal representative.
The Share Option Plan replaced the Endava Limited Enterprise Management Incentives Plan, under which we previously granted share option awards to our employees. Following the adoption of the Share Option Plan, we no longer grant awards under the Endava Limited Enterprise Management Incentives Plan.
Awards
Options are exercisable in whole or in part at the times and subject to the vesting schedule set forth in the option agreement.

If a participant dies, a personal representative of the participant may exercise any option granted by the company to the participant to the extent set out in the option agreement for a period of twelve months from the date of death, after which the option shall lapse. If a participant ceases employment with the company due to ill health, injury, disability, retirement, the sale of the participant’s employer company or undertaking out of the company, the participant may exercise any option granted by the company to the extent set out in the option agreement for a period of three months, after which the option shall lapse.
In the event of any increase or variation of the company’s share capital or a rights issue, the board of directors may adjust the number of shares subject to an option and/or the exercise price.
Corporate Transactions
For options granted under the Share Option Plan, if any person obtains control of the company as a result of making a general offer for the whole of the issued ordinary share capital of the company, options may be exercised within 30 days, or such earlier date as the board of directors shall determine, of the change of control or, at the sole discretion of the board of directors, during any period specified by the board of directors ending before the change of control. Alternatively, and with the agreement of the option holder, options may be exchanged for options to acquire shares in the acquiring company.
For options granted under the CSOP, if a person obtains control of the company and in consequence the shares no longer meet the legislative CSOP requirements, options may be exercised no later than 20 days after the change of control. Alternatively, the board of directors may permit the option holders to exercise their options within the period of 20 days prior to the change of control. Alternatively, and with the agreement of the option holder, options may be exchanged for CSOP options over shares in the acquiring company.
If the board of directors considers that a listing of the shares on a stock exchange is likely to occur, the board of directors shall have discretion to permit options to be exercised and to waive any exercise conditions. The board of directors may also require that options may not be exercised until the end of any lock up period or require that some or all of the shares acquired on exercise of these options may not be transferred until the end of any lock up period. Alternatively, the board of directors may require options to continue following a listing of the shares, and the board of directors would have discretion to waive any remaining exercise conditions. On May 3, 2017, our Board exercised its discretion and has permitted that CSOP options may be exercised at the end of the lock up period.
Amendment
The board of directors may amend the Share Option Plan save that no amendment shall take effect that would materially affect the liability of any option holder or which would materially affect the value of his subsisting option without the prior written consent of the option holder. Subject to restrictions in the CSOP legislation, the board of directors may similarly amend the CSOP.
Joint Share Ownership Plan
On June 28, 2011, our board of directors adopted the JSOP. Under the JSOP, our executive directors and employees have the ability to acquire shares jointly with the trustees of the Employee Benefit Trust, which operates in conjunction with the JSOP. The beneficiaries of the Employee Benefit Trust are our employees, including former employees, and directors. The trustee of the Employee Benefit Trust is Equiom (Guernsey) Limited, or the Trustee, which is an independent trustee. Awards under the JSOP are documented in individual JSOP agreements executed as deeds by the relevant participant, the Trustee and the company.
Awards
Participants in the JSOP hold a restricted beneficial interest in a specified number of shares, or the JSOP Shares. A participant has the right to the future increase in value of those JSOP Shares above an agreed threshold amount. The Trustee is the legal owner of the JSOP Shares. The Trustee and the participant hold their beneficial interests in the JSOP Shares in specified proportions.

Neither the Trustee nor the participant can transfer their interest in the JSOP Shares without the consent of the other. The JSOP Shares can only be transferred or disposed of or dealt with in accordance with the terms of the JSOP agreement.
The JSOP Shares shall include any other shares or securities that may be acquired in addition to, or in place of, such shares as a result of any variation in the share capital of the company, other than as a result of a rights issue. In the event of a rights issue in respect of the JSOP Shares, the Trustee shall notify the participant and they may agree between themselves in writing that the Trustee shall contribute funds (some or all of which may come from the participant) sufficient to take up the rights and the shares received shall not form part of the JSOP Shares, but shall be held by the Trustee for the Trustee and the participant in proportion to the funds contributed by the Trustee and the participant to fund the take up of the rights. In the absence of such agreement, the Trustee shall sell sufficient of the rights (nil paid) to fund the exercise of the balance of the rights.
The participant and the Trustee may agree between themselves how to exercise votes attaching to the JSOP Shares.
Dividends on JSOP Shares are paid and belong to the Trustee unless the Trustee agrees with the company to waive such dividends.
Corporate Transactions
Certain events terminate the joint ownership arrangement with the Trustee, including (a) a sale of the company; (b) following a listing on a recognized stock exchange, such as our initial public offering, when the participant gives a specific notice to the Trustee and the company in respect of the JSOP Shares; (c) the expiry of 25 years from the date of the applicable trust deed; and (d) the participant leaving employment with the company when the market value of the JSOP Shares is less than the threshold amount. We refer to these events as “Trigger Events.”
On the date of a Trigger Event, the Trustee has an option to acquire the beneficial interest belonging to the participant. If the Trustee exercises this option, the Trustee will then either transfer shares of a value equal or pay cash to the participant in an amount equal to the value of the option, calculated according to the terms of the JSOP. On and from the date of any Trigger Event, and if and for so long as the Trustee has not exercised the option referred to above, the Trustee will use reasonable endeavors to sell the JSOP Shares and distribute the net proceeds of sale between the Trustee and the participant in the proportions calculated according to the terms of the JSOP.
Amendment
The board of directors, with the consent of the Trustee, may make certain amendments to the JSOP agreement that it considers necessary or appropriate to benefit the administration of the JSOP, to take account of a change in legislation or regulatory law or relevant accounting practice or principles or to obtain or maintain favourable tax, exchange control or regulatory treatment for the participant, the Trustee or any member of the company.
No alteration may be made that would materially increase the liability of the participant, the Trustee or the company or materially increase or decrease the value of the JSOP Shares, without the approval of the person concerned.
Endava Limited 2015 Long Term Incentive Plan
On June 30, 2015, our board of directors adopted the 2015 Plan. Awards under the 2015 Plan may be in the form of a conditional right to acquire shares at no cost to the participant, or a Conditional Share Award, or an option to acquire shares with an exercise price which may be zero.
The aggregate number of shares over which 2015 Plan awards can be made is limited to such amounts as agreed by shareholders from time to time. The aggregate number of shares approved by shareholders as at the date of adoption of the 2015 Plan was 1,000,000.
Employees of the company may participate in the 2015 Plan at the discretion of the board of directors. 2015 Plan awards may be granted by the board of directors up to the tenth anniversary of adoption of the 2015 Plan or until the date of a listing of the shares and are not capable of transfer other than on death to the employee’s personal representative.

Awards
Awards under the 2015 Plan are expressed to “bank” (meaning a 2015 Plan award has become eligible to “vest”). “Vest” means an option can be exercised or, for a Conditional Share Award, shares will be transferred. Vesting occurs on or after an “Exit Event,” which includes a sale of all of the shares or all or substantially all of the assets of the company or a listing of the shares on a stock exchange, such as our initial public offering. The board of directors also has power to declare that an Exit Event has occurred such that all of a banked 2015 Plan award, or such proportion as the board of directors shall determine, may vest immediately or on a specified future date, subject to such further conditions as the board of directors may require which may include that an option may lapse if not exercised within a specified period.
Unless otherwise specified by the board of directors at the date 2015 Plan awards are made, 2015 Plan awards bank in five equal tranches based on the satisfaction of performance targets for each financial year, including threshold and target achievement levels.
Between threshold and target achievement levels, the proportion of a tranche that banks is calculated on a straight line basis, with fractional shares rounded down to the nearest whole number. The date of banking is the date the board of directors determines the level of achievement of the applicable performance targets, and the board of directors determines threshold and target achievement levels each year.
The board of directors, in its absolute discretion, may determine that all unbanked 2015 Plan awards bank in full or in part immediately or on a specified future date, subject to such further conditions as the board of directors shall reasonably require.
Upon a variation in the share capital of the company, the number and description of shares subject to 2015 Plan awards and any award/exercise price will be adjusted proportionately.
If the holder of a 2015 Plan award ceases employment with the company, no further banking of his 2015 Plan award will occur and the award will lapse, except that upon death or where the individual is a “Good Leaver,” only his unbanked 2015 Plan award would lapse, and his banked awards would vest and be exercisable during the period of six months after the date of cessation of employment or six months after the date of leaving (if later), or during the period of 12 months on death. “Good Leaver” is defined to include cessation of employment by reason of injury, ill health, disability, retirement, his employing company or undertaking being sold out of the company or cessation of employment in any other circumstances if the board of directors so decides.
Corporate Transactions
Where the Exit Event is a sale of the company, the board of directors may at its discretion determine that all or a proportion of unbanked 2015 Plan awards will bank. Banked 2015 Plan awards will vest on the date of the change of control and the board of directors may impose a condition that any proceeds of disposal of the shares shall be subject to deferral on such terms as are intended to be consistent with the vesting schedule specified in the 2015 Plan award certificate. An option that vests in these circumstances may be exercised within 30 days of the change of control or such longer period as determined by the board of directors and shall lapse at the end of such period unless the board of directors determines otherwise.
The board of directors has power to net settle 2015 Plan awards and 2015 Plan awards may be exchanged for equivalent awards over shares in an acquiring company.
Amendment
The board of directors has power to amend the 2015 Plan, including to adopt sub-plans for the benefit of employees located outside the United Kingdom. Without the prior approval of the company at a general meeting, an amendment may not be made for the benefit of existing or future 2015 Plan award holders relating to the limit on the aggregate number of shares over which 2015 Plan awards may be made or to the 2015 Plan provision regarding amendments.

Non-Executive Director Plan
On June 21, 2017, our board of directors adopted the Non-Executive Director Plan. The aggregate number of shares over which Non-Executive Director Plan awards can be made is limited to such amounts as agreed by shareholders from time to time.
The Non-Executive Director Plan is similar to the 2015 Plan described above, except that only non-executive directors of the company may participate, and references to employment are replaced with references to continuous service as a non-executive director of the company.
Awards
Unless otherwise specified by the board of directors at the date Non-Executive Director Plan awards are made, the Non-Executive Director Plan award certificate will provide that Non-Executive Director Plan awards will bank in three equal tranches based on continuous service on the anniversaries of the date of award. Unless otherwise specified by the board of directors at the date the Non-Executive Director Plan awards are made, Non-Executive Director Plan awards will vest as follows:

Date	Level of vesting
Date of Exit Event	Banked award x 50%	(A)
1st anniversary of Exit Event	(Cumulative banked awards x 100%) – A	(B)
If the first anniversary of the Exit Event occurs prior to the date the Non-Executive Director Plan award will become banked, the Non-Executive Director Plan award will continue to bank in accordance with the Non-Executive Director Plan rules, and banked Non-Executive Director Plan awards not previously vested will vest on the date of banking. Cumulative banked Non-Executive Director Plan awards will take account of all Non-Executive Director Plan awards banked on or before the relevant vesting date.
Endava plc 2018 Equity Incentive Plan
The 2018 Plan, which became effective prior to the completion of our initial public offering, allows for the grant of equity-based incentive awards to our employees and directors, who are also our employees. The material terms of the 2018 Plan are summarized below:
Eligibility and Administration
Our employees and directors, who are also our employees, and employees and consultants of our subsidiaries, referred to as service providers are eligible to receive awards under the 2018 Plan. The 2018 Plan is administered by our board of directors, which may delegate its duties and responsibilities to one or more committees of our directors and/or officers (referred to as the plan administrator below), subject to certain limitations imposed under the 2018 Plan, and other applicable laws and stock exchange rules. The plan administrator has the authority to take all actions and make all determinations under the 2018 Plan, to interpret the 2018 Plan and award agreements and to adopt, amend and repeal rules for the administration of the 2018 Plan as it deems advisable. The plan administrator also has the authority to determine which eligible service providers receive awards, grant awards, set the terms and conditions of all awards under the 2018 Plan, including any vesting and vesting acceleration provisions, subject to the conditions and limitations in the 2018 Plan.
Shares Available for Awards
The maximum number of Class A ordinary shares that may be issued under our 2018 Plan as of June 30, 2018 is 5,530,000, which includes Class A ordinary shares reserved for issuance under our 2018 Non-Employee Sub-Plan described below. No more than 16,050,000 Class A ordinary shares may be issued under the 2018 Plan upon the exercise of incentive share options. In addition, the number of Class A ordinary shares reserved for issuance under our 2018 Plan will automatically increase on January 1 of each year, commencing on January 1, 2019 and ending on (and including) January 1, 2028, in an amount equal to 2% of the total number of shares outstanding on December 31 of the preceding calendar year. Our board may act prior to January 1 of a given year to provide that there will be no increase for such year or that the increase for such year will be a lesser number of Class A ordinary shares. Class A ordinary shares issued under the 2018 Plan may be authorized but unissued shares, shares purchased on the open market or treasury shares.
If an award under the 2018 Plan, including the 2018 Non-Employee Sub-Plan, expires, lapses or is terminated, exchanged for cash, surrendered, repurchased, canceled without having been fully exercised or forfeited, any unused shares subject to the award will, as applicable, become or again be available for new grants under the 2018 Plan. Awards granted under the 2018 Plan in substitution for any options or other equity or equity-based awards granted by an entity before the entity’s merger or consolidation with us or our acquisition of the entity’s property or stock will not reduce the number of Class A ordinary shares available for grant under the 2018 Plan, but will count against the maximum number of Class A ordinary shares that may be issued upon the exercise of incentive options.
Awards
The 2018 Plan provides for the grant of options, share appreciation rights, or SARs, restricted shares, restricted share units, or RSUs, performance restricted share units, or PSUs, and other share-based awards. All awards under the 2018 Plan will be set forth in award agreements, which will detail the terms and conditions of awards, including any applicable vesting and payment terms, change of control provisions and post-termination exercise limitations. A brief description of each award type follows.
Options and SARs. Options provide for the purchase of our Class A ordinary shares in the future at an exercise price set on the grant date. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The plan administrator will determine the number of shares covered by each option and SAR, the exercise price of each option and SAR and the conditions and limitations applicable to the exercise of each option and SAR.
Restricted Shares, RSUs and PSUs. Restricted shares are an award of nontransferable Class A ordinary shares that remain forfeitable unless and until specified conditions are met and which may be subject to a purchase price. RSUs and PSUs are contractual promises to deliver our Class A ordinary shares in the future, which may also remain forfeitable unless and until specified conditions are met. The plan administrator may provide that the delivery of the shares underlying RSUs will be deferred on a mandatory basis or at the election of the participant. The terms and conditions applicable to restricted shares, RSUs and PSUs will be determined by the plan administrator, subject to the conditions and limitations contained in the 2018 Plan.
Other Share-Based Awards. Other share-based awards are awards of fully vested Class A ordinary shares and other awards valued wholly or partially by referring to, or otherwise based on, our Class A ordinary shares or other property. Other share-based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of compensation to which a participant is otherwise entitled. The plan administrator will determine the terms and conditions of other share-based awards, which may include any purchase price, performance goal, transfer restrictions and vesting conditions.
Performance Criteria
The plan administrator may select performance criteria for an award to establish performance goals for a performance period.
Certain Transactions
In connection with certain corporate transactions and events affecting our ordinary shares, including a change of control, another similar corporate transaction or event, another unusual or nonrecurring transaction or event affecting us or our financial statements or a change in any applicable laws or accounting principles, the plan administrator has broad discretion to take action under the 2018 Plan to prevent the dilution or enlargement of intended benefits, facilitate the transaction or event or give effect to the change in applicable laws or accounting principles. This includes canceling awards for cash or property, accelerating the vesting of awards, providing for the assumption or substitution of awards by a successor entity, adjusting the number and type of shares subject to outstanding awards and/or with respect to which awards may be granted under the 2018 Plan and replacing or terminating awards under the 2018 Plan. In addition, in the event of certain non-reciprocal transactions with our shareholders, the plan administrator will make equitable adjustments to the 2018 Plan and outstanding awards as it deems appropriate to reflect the transaction.
Plan Amendment and Termination
Our board of directors may amend or terminate the 2018 Plan at any time; however, no amendment, other than an amendment that increases the number of shares available under the 2018 Plan, may materially and adversely affect an award outstanding under the 2018 Plan without the consent of the affected participant and shareholder approval will be obtained for any amendment to the extent necessary to comply with applicable laws. Further, the plan administrator cannot, without the approval of our shareholders, amend any outstanding option or SAR to reduce its price per share or cancel any outstanding option or SAR in exchange for cash or another award under the 2018 Plan with an exercise price per share that is less than the exercise price per share of the original option or SAR. The 2018 Plan will remain in effect until the tenth anniversary of its effective date unless earlier terminated by our board of directors. No awards may be granted under the 2018 Plan after its termination.
Transferability and Participant Payments
Except as the plan administrator may determine or provide in an award agreement, awards under the 2018 Plan are generally non-transferrable, except by will or the laws of descent and distribution, or, subject to the plan administrator’s consent, pursuant to a domestic relations order, and are generally exercisable only by the participant. With regard to tax withholding obligations arising in connection with awards under the 2018 Plan, and exercise price obligations arising in connection with the exercise of options under the 2018 Plan, the plan administrator may, in its discretion, accept cash, wire transfer or cheque, our ordinary shares that meet specified conditions, a promissory note, a “market sell order,” such other consideration as the plan administrator deems suitable or any combination of the foregoing.
Non-U.S. Participants
The plan administrator may modify awards granted to participants who are non-U.S. nationals or employed outside the United States or establish sub-plans or procedures to address differences in laws, rules, regulations or customs of such foreign jurisdictions with respect to tax, securities, currency, employee benefit or other matters.
2018 Non-Employee Sub Plan
The 2018 Non-Employee Sub Plan governs equity awards granted to our non-executive directors, consultants, advisers and other non-employee service providers. The 2018 Non-Employee Sub Plan was adopted under the 2018 Plan and provides for awards to be made on identical terms to awards made under our 2018 Plan.
Endava plc 2018 Sharesave Plan
The 2018 Sharesave Plan, which became effective prior to the completion of our initial public offering, is a U.K. tax advantaged share option plan and is intended to comply with the requirements of Schedule 3 to the Income Tax (Earnings and Pensions) Act 2003, or Schedule 3. The 2018 Sharesave Plan may be extended to award similar benefits to employees outside the U.K. The material terms of the 2018 Sharesave Plan are summarized below:
Shares available for options
The maximum number of Class A ordinary shares that may be issued under our 2018 Sharesave Plan as of June 30, 2018 is 2,675,000 Class A ordinary shares, which includes Class A ordinary shares reserved for issuance under any overseas plan described below. In addition, the number of Class A ordinary shares reserved for issuance under our 2018 Sharesave Plan will automatically increase on January 1 of each year, commencing on January 1, 2019 and ending on (and including) January 1, 2028, in an amount equal to 2% of the total number of shares outstanding on December 31 of the preceding calendar year. Our board of directors may act prior to January 1 of a given year to provide that there will be no increase for such year or that the increase for such year will be a lesser number of Class A ordinary shares.

Eligibility and participation
The 2018 Sharesave Plan provides that our employees and full-time directors who are U.K. resident taxpayers are eligible to participate. The board of directors may at its discretion extend participation under the 2018 Sharesave Plan to other employees and directors who do not meet these requirements, subject to the rules of the plan. The 2018 Sharesave Plan provides that the board may require employees to have completed a qualifying period of employment (of up to five years) before they may apply for the grant of an option to purchase Class A ordinary shares.
Participation in the 2018 Sharesave Plan requires employees to agree to make regular monthly contributions to an approved savings contract of three or five years (or such other period permitted by the governing legislation). Subject to the following limits, the board of directors will determine the maximum amount that an employee may contribute under a savings contract linked to options to purchase Class A ordinary shares granted under the 2018 Sharesave Plan. Monthly savings by an employee under the 2018 Sharesave Plan and all savings contracts linked to options granted under any Schedule 3 tax-advantaged scheme may not exceed the statutory maximum (currently £500 per month in aggregate).The number of Class A ordinary shares over which an option is granted will be such that the total option price payable for these shares will normally correspond to the proceeds on maturity of the related savings contract.
No options to purchase Class A ordinary shares may be granted under the 2018 Sharesave Plan more than 10 years after the 2018 Sharesave Plan has been approved by shareholders.
The option price per Class A ordinary share under the 2018 Sharesave Plan will be the market value of a Class A ordinary share when options to purchase Class A ordinary shares are granted under the 2018 Sharesave Plan less a discount of up to 20%, or such other maximum discount permitted under the governing legislation.
Exercise and lapse of options
Options granted under the 2018 Sharesave Plan will normally be exercisable for a six-month period from the end of the relevant three or five year savings contract. Any options not exercised within the relevant exercise period will lapse.
An option may be exercised before the end of the relevant savings period, for a limited period, on the death of a participant or on his or her ceasing to hold office or employment with Endava by reason of injury, disability, redundancy, retirement, the sale or transfer out of the group of his or her employing company or business, their employer ceasing to be an associated company or for any other reason (provided in such case the option was granted more than three years previously).
Options are not assignable or transferrable.
Certain transactions
Rights to exercise options early for a limited period also arise if another company acquires control of Endava as a result of a takeover or upon a scheme of arrangement or becomes bound or entitled to acquire shares under the compulsory acquisition provisions. An option may be exchanged for an option over shares in the acquiring company if the participant so wishes and the acquiring company agrees.
In the event of any variation in our share capital, the board of directors may make such adjustment as it considers appropriate to the number of Class A ordinary shares under option and/or the price payable on the exercise of an option.
2018 Sharesave Plan amendment
Our board of directors may, at any time, amend the provisions of the 2018 Sharesave Plan in any respect, provided that the prior approval of shareholders is obtained for any amendments that are to the material disadvantage of participants in respect of the rules governing eligibility, limits on participation, the overall limits on the issue of shares or the transfer of treasury shares, the basis for determining a participant’s entitlement to, and the terms of, the shares to be acquired and the adjustment of options.

Overseas plans
Our board of directors may at any time and without further formality establish further plans or schedules to the 2018 Sharesave Plan in overseas territories, any such plan or schedule to be similar to the 2018 Sharesave Plan but modified to take account of local tax, exchange control or securities laws, regulation or practice. Class A ordinary shares made available under any such plan or schedule will count against the limit on the number of new Class A ordinary shares that may be issued under the 2018 Sharesave Plan.
Insurance and Indemnification
To the extent permitted by the Companies Act, we are empowered to indemnify our directors against any liability they incur by reason of their directorship. We maintain directors’ and officers’ insurance to insure such persons against certain liabilities. In connection with our initial public offering in July 2018, we entered into a deed of indemnity with each of our directors and executive officers.
Insofar as indemnification of liabilities arising under the Securities Act may be permitted to our board of directors, executive officers, or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
C. Board Practices
Composition of our Board of Directors
Our board of directors currently consists of seven members. Our board of directors has determined that five of our seven directors, Messrs. Allan, Druskin, Kinton, Pattillo and Smith, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under the rules of the New York Stock Exchange. There are no family relationships among any of our directors or senior management.
In accordance with our amended and restated articles of association that were adopted immediately prior to the completion of our initial public offering, each of our directors serves for a term of one year and retires from office at every annual general meeting of shareholders. If at any such meeting the place of a retiring director is not filled, the retiring director shall, if willing to act, be deemed to have been reelected. If it is resolved not to fill such vacated office, or a motion for the re-election of such director shall have been put to the meeting and lost, the director shall not be re-elected unless this would result in the number of directors falling below the minimum number of directors required.
Committees of our Board of Directors
Our board of directors has three standing committees: an audit committee, a remuneration committee and a nomination committee.
Audit Committee
The audit committee, which consists of Messrs. Allan, Pattillo and Smith, assists the board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. Mr. Pattillo serves as chairman of the committee. The audit committee consists exclusively of members of our board of directors who are financially literate, and Mr. Pattillo is considered an “audit committee financial expert” as defined by applicable SEC rules. Our board of directors has determined that all of the members of the audit committee satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The audit committee is governed by a charter that complies with New York Stock Exchange rules.

The audit committee’s responsibilities include:

•
evaluating and making recommendations to the board of directors regarding the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;

•	approving the audit services and non-audit services to be provided by our independent auditor;

•	evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions to the full board of directors on at least an annual basis;

•	reviewing and discussing with the executive officers, the board of directors and the independent auditor our financial statements and our financial reporting process; and

•	approving or ratifying any related person transaction (as defined by applicable rules and regulations) in accordance with our applicable policies.
The audit committee meets as often as one or more members of the audit committee deem necessary, but in any event will meet at least four times per year. The audit committee meets at least once per year with our independent accountant, without our senior management being present.
Remuneration Committee
The remuneration committee, which consists of Messrs. Cotterell, Allan, Kinton and Smith, assists the board of directors in determining senior management compensation. Mr. Kinton serves as chairman of the committee. Under SEC and New York Stock Exchange rules, there are heightened independence standards for members of the remuneration committee, including a prohibition against the receipt of any compensation from us other than standard board member fees. Although foreign private issuers are not required to meet this heightened standard with respect to all members, we have determined that each of Messrs. Allan, Kinton and Smith meet this heightened standard, while Mr. Cotterell does not meet this heightened standard.
The remuneration committee’s responsibilities include:

•	approving, modifying and overseeing our overall compensation strategy and policies;

•	reviewing and recommending to the board of directors for approval the type and amount of compensation to be paid or awarded to the members of our board of directors;

•	sole responsibility for the appointment, selection, retention, termination and oversight of any compensation consultants and other advisors retained by the remuneration committee;

•
reviewing, evaluating and approving all compensatory agreements and arrangements, elements of compensation, and performance goals and objectives related to compensation of our senior management, including our chief executive officer;

•
reviewing and approving the goals and objectives of our senior management, including our chief executive officer, and evaluating their performance in light of relevant performance goals and objectives;

•
having the full power and authority of our board of directors to adopt, amend, terminate and administer our equity awards, pension, and profit sharing plans, bonus plans, benefit plans and similar programs;

•
periodically reviewing with our chief executive officer the succession plans for our executive officers and making recommendations to our board of directors with respect to the selection of appropriate individuals to succeed to these positions; and

•	reviewing and assessing risks arising from our compensation policies and practices.

Nominating and Corporate Governance Committee
The nominating and corporate governance committee, which consists of Messrs. Allan, Druskin, Kinton and Smith, assists our board of directors in identifying individuals qualified to become members of our board of directors consistent with criteria established by our board of directors and in developing our corporate governance principles. Mr. Smith serves as chairman of the committee.
The nominating and corporate governance committee’s responsibilities include:

•	identifying and evaluating candidates to serve on our board of directors, including nomination of incumbent directors for reelection;

•	reviewing and evaluating the size and composition of our board of directors;

•	recommending nominees for election to our board of directors and its corresponding committees;

•
overseeing the evaluation and periodically reviewing the performance of the board of directors and management, including committees of the board of directors, and reporting the results of such assessment to the board of directors; and

•	assisting the board of directors in overseeing our corporate governance functions, including developing, updating and recommending to the board of directors corporate governance principles.
D. Employees
As of June 30, 2018, 2017 and 2016, we had 4,819, 3,744 and 2,795 employees, respectively. We have collective bargaining agreements with our employees in Romania. We believe our employee relations are good and we have not experienced any work stoppages.
At each date shown, we had the following employees, broken out by department and geography:

	As of June 30,
	2018	2017	2016
Function:
Employees Involved in Delivery of Our Services	4,368	3,433	2,578
Selling, General and Administrative	451	311	217
Total	4,819	3,744	2,795
Geography:
Western Europe	232	233	237
Central Europe - EU Countries	2,578	2,314	1,572
Sub-total: EU Countries (Western & Central Europe)	2,810	2,547	1,809
Central Europe - Non-EU Countries	1,279	1,073	928
Latin America	665	68	—
North America	65	56	58
Total	4,819	3,744	2,795

E. Share Ownership.
For information regarding the share ownership of our directors and executive officers, see “Item 6.B.—Compensation—Outstanding equity Awards as of June 30, 2018” and “Item 7.A—Major Shareholders.”

Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders.
The following table sets forth the beneficial ownership of our shares as of September 30, 2018:

•	each person, or group of affiliated persons, who is known by us to beneficially own 5% or more of our Class A ordinary shares;

•	each person, or group of affiliated persons, who is known by us to beneficially own 5% or more of our Class B ordinary shares;

•	each person, or group of affiliated persons, who is known by us to beneficially own 5% or more of our Class C ordinary shares;

•	each person, or group of affiliated persons, who is known by us to beneficially own 5% or more of our Class A ordinary shares, Class B ordinary shares and Class C ordinary shares in the aggregate;

•	each of our executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.
The percentage ownership information shown in the table is based upon 11,994,980 Class A ordinary shares, 27,257,215 Class B ordinary shares and 13,780,945 Class C ordinary shares outstanding as of September 30, 2018.
We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include ordinary shares issuable pursuant to the exercise of share options or warrants that are either immediately exercisable or exercisable on or before November 29, 2018, which is 60 days after September 30, 2018. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for persons listed in the table is c/o Endava plc, 125 Old Broad Street, London EC2N 1AR, United Kingdom.

	Class A Ordinary Shares Beneficially Owned		Class B Ordinary Shares Beneficially Owned		Class C Ordinary Shares Beneficially Owned		Total Voting Power
	Shares	%	Shares	%	Shares	%	%
Name of Beneficial Owner
5% or Greater Shareholders
Employee Benefit Trust (1)	4,703,980	39.2	—	—	—	—	1.58
Alex Day(2)	—	—	3,419,610	12.6	—	—	11.46
Goran Stevanovic(3)	—	—	1,662,500	6.1	—	—	5.57
David Heron(4)	—	—	894,570	3.28	2,105,430	15.28	3.70
Sarah Fraser(5)	—	—	—	—	1,273,595	9.24	*
Norman Fraser(6)	—	—	—	—	1,120,600	8.13	*
Robert Spittal(7)	—	—	—	—	1,023,890	7.43	*
David Feltham(8)	—	—	—	—	898,390	6.52	*
Ken Watt(9)	—	—	—	—	750,000	5.44	*
Simon Rust(10)	—	—	—	—	771,505	5.6	*

Executive Officers and Directors:
John Cotterell(11)	—	—	9,891,475	36.3	—	—	33.15
Mark Thurston(12)	500	*	4,250	*	—	—	*
Rob Machin(13)	—	—	561,335	2.1	—	—	1.88
Julian Bull(14)	—	—	1,153,010	4.23	—	—	3.86
Andrew Allan(15)	—	—	412,700	1.51	—	—	1.38
Ben Druskin(16)	25,000	*	11,375	*	—	—	*
Michael Kinton(17)	—	—	2,370,390	8.7	—	—	7.95
David Pattillo(18)	10,000	*	11,375	*	—	—	*
Trevor Smith(19)	2,000	*	61,375	*	—	—	*
All current executive officers and directors as a group (9 persons)(20)	37,500	*	14,477,285	53.11	—	—	48.54
________________

*	Represents beneficial ownership of less than 1%.

†
Represents the voting power with respect to all of our Class A ordinary shares, Class B ordinary shares and Class C ordinary shares, voting as a single class. Each Class A ordinary share and each Class C ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to ten votes per share. The Class A ordinary shares, Class B ordinary shares and Class C ordinary share will vote together on all matters (including the election of directors) submitted to a vote of shareholders.

(1)
Consists of (1) 3,440,465 Class A ordinary shares held in trust on behalf of participants in the JSOP, including (a) 241,160 Class A ordinary shares held in trust on behalf of Mr. Day, (b) 394,185 Class A ordinary shares held in trust on behalf of Mr. Spittal, (c) 665,825 Class A ordinary shares held in trust on behalf of Mr. Cotterell, (d) 194,880 Class A ordinary shares held in trust on behalf of Mr. Machin, (e) 74,825 Class A ordinary shares held in trust on behalf of Mr. Bull, (f) 50,970 Class A ordinary shares held in trust on behalf of Mr. Allan, (g) 50,970 Class A ordinary shares held in trust on behalf of Mr. Kinton and (h) 50,000 Class A ordinary shares held in trust on behalf of Mr. Smith, (2) 763,515 Class A ordinary shares held in trust on behalf of participants in our 2015 Plan and (3) 500,000 Class A ordinary shares held in trust for purposes of payment of discretionary cash bonuses. See “Directors, Senior Management and Employees—Compensation—Equity Compensation Arrangements—Joint Share Ownership Plan” for a description of the JSOP and “Management—Equity Compensation Arrangements” for a description of the discretionary cash bonuses. The Employee Benefit Trust has joint ownership interest and certain voting rights with respect to these shares. The principal business address of the Employee Benefit Trust is Equiom (Guernsey) Limited, PO Box 175, Frances House, Sir William Place, St Peter Port, Guernsey, GY1 4HQ. As of September 30, 2018, the Employee Benefit Trust held 8.9% of our ordinary shares.

(2)
Excludes (1) 241,160 Class A ordinary shares held in trust on behalf of Mr. Day by the Employee Benefit Trust pursuant to the JSOP and (2) 12,500 Class A ordinary shares issuable to Mr. Day under the 2018 Equity Incentive Plan. See footnote (1). See “Directors, Senior Management and Employees—Compensation—Equity Compensation Arrangements—Endava plc 2018 Equity Incentive Plan” for a description of the 2018 Equity Incentive Plan.

(3)
Excludes 7,500 Class A ordinary shares issuable to Mr. Stevanovic under the 2018 Equity Incentive Plan. See “Directors, Senior Management and Employees—Compensation—Equity Compensation Arrangements—Endava plc 2018 Equity Incentive Plan” for a description of the 2018 Equity Incentive Plan.

(4)	Consists of (1) 894,570 Class B ordinary shares held directly by Mr. Heron and (2) 2,105,430 Class C ordinary shares held directly by Mr. Heron.

(5)	Consists of 1,273,595 Class C ordinary shares held directly by Ms. Fraser.

(6)	Consists of 1,120,600 Class C ordinary shares held directly by Mr. Fraser.

(7)	Excludes 394,185 Class A ordinary shares held in trust on behalf of Mr. Spittal by the Employee Benefit Trust pursuant to the JSOP. See footnote (1).

(8)
Excludes 1,000 Class A ordinary shares issuable to Mr. Feltham under the 2018 Equity Incentive Plan. See “Directors, Senior Management and Employees—Compensation—Equity Compensation Arrangements—Endava plc 2018 Equity Incentive Plan” for a description of the 2018 Equity Incentive Plan.

(9)	Consists of 750,000 Class C ordinary shares held directly by Mr Watt.

(10)	Consists of 771,5065 Class C ordinary shares held directly by Mr. Rust.

(11)
Consists of (1) 7,891,475 Class B ordinary shares held directly by Mr. Cotterell, (2) 2,000,000 Class B ordinary shares held in a trust of which Mr. Cotterell is a trustee. Excludes 665,825 Class A ordinary shares held in trust on behalf of Mr. Cotterell by the Employee Benefit Trust pursuant to the JSOP and (3) 90,000 Class A ordinary shares issuable to Mr. Cotterell under the 2018 Equity Incentive Plan. See footnote (1). See “Directors, Senior Management and Employees—Compensation—Equity Compensation Arrangements—Endava plc 2018 Equity Incentive Plan” for a description of the 2018 Equity Incentive Plan.

(12)
Excludes (1) 100,000 Class A ordinary shares held in trust on behalf of Mr. Thurston by the Employee Benefit Trust pursuant to the 2015 Plan and (2) 45,000 Class A ordinary shares issuable to Mr. Thurston under the 2018 Equity Incentive Plan. See “Directors, Senior Management and Employees—Compensation—Equity Compensation Arrangements—Endava Limited 2015 Long Term Incentive Plan” for a description of the 2015 Plan. See “Directors, Senior Management and Employees—Compensation—Equity Compensation Arrangements—Endava plc 2018 Equity Incentive Plan” for a description of the 2018 Equity Incentive Plan.

(13)
Excludes (1) 194,880 Class A ordinary shares held in trust on behalf of Mr. Machin by the Employee Benefit Trust pursuant to the JSOP and (2) 36,000 Class A ordinary shares issuable to Mr. Machin under the 2018 Equity Incentive Plan. See footnote (1). See “Directors, Senior Management and Employees—Compensation—Equity Compensation Arrangements—Endava plc 2018 Equity Incentive Plan” for a description of the 2018 Equity Incentive Plan.

(14)
Excludes (1) 74,825 Class A ordinary shares held in trust on behalf of Mr. Bull by the Employee Benefit Trust pursuant to the JSOP and (2) 36,000 Class A ordinary shares issuable to Mr Bull under the 2018 Equity Incentive Plan. See footnote (1). See “Directors, Senior Management and Employees—Compensation—Equity Compensation Arrangements—Endava plc 2018 Equity Incentive Plan” for a description of the 2018 Equity Incentive Plan.

(15)
Excludes (1) 3,750 Class A ordinary shares issuable under the Non-Executive Director Plan, (2) 50,970 Class A ordinary shares held in trust on behalf of Mr. Allan by the Employee Benefit Trust pursuant to the JSOP and (3) 7,500 Class A ordinary shares issuable to Mr. Allan under the 2018 Non-Employee Sub-Plan. See footnote (1). See “Directors, Senior Management and Employees—Compensation—Equity Compensation Arrangements—Non-Executive Director Plan” for a description of the Non-Executive Director Plan. See “Directors, Senior Management and Employees—Compensation—Equity Compensation Arrangements—Endava plc 2018 Equity Incentive Plan” for a description of the 2018 Non-Employee Sub-Plan.

(16)
Excludes (1) 3,750 Class A ordinary shares issuable under the Non-Executive Director Plan and (2) 7,500 Class A ordinary shares issuable to Mr. Druskin under the 2018 Non-Employee Sub-Plan. See “Directors, Senior Management and Employees—Compensation—Equity Compensation Arrangements—Non-Executive Director Plan” for a description of the Non-Executive Director Plan. See “Directors, Senior Management and Employees—Compensation—Equity Compensation Arrangements—Endava plc 2018 Equity Incentive Plan” for a description of the 2018 Non-Employee Sub-Plan.

(17)
Excludes (1) 3,750 Class A ordinary shares issuable under the Non-Executive Director Plan, (2) 50,970 Class A ordinary shares held in trust on behalf of Mr. Kinton by the Employee Benefit Trust pursuant to the JSOP and (3) 7,500 Class A ordinary shares issuable to Mr. Kinton under the 2018 Non-Employee Sub-Plan. See footnote (1). See “Directors, Senior Management and Employees—Compensation—Equity Compensation Arrangements—Non-Executive Director Plan” for a description of the Non-Executive Director Plan. See “Directors, Senior Management and Employees—Compensation—Equity Compensation Arrangements—Endava plc 2018 Equity Incentive Plan” for a description of the 2018 Non-Employee Sub-Plan.

(18)
Excludes (1) 3,750 Class A ordinary shares issuable under the Non-Executive Director Plan and (2) 7,500 Class A ordinary shares issuable to Mr. Pattillo under the 2018 Non-Employee Sub-Plan. See “Directors, Senior Management and Employees—Compensation—Equity Compensation Arrangements—Non-Executive Director Plan” for a description of the Non-Executive Director Plan. See “Directors, Senior Management and Employees—Compensation—Equity Compensation Arrangements—Endava plc 2018 Equity Incentive Plan” for a description of the 2018 Non-Employee Sub-Plan.

(19)
Excludes (1) 3,750 Class A ordinary shares issuable under the Non-Executive Director Plan, (2) 50,000 Class A ordinary shares held in trust on behalf of Mr. Smith by the Employee Benefit Trust pursuant to the JSOP and (3) 7,500 Class A ordinary shares issuable to Mr. Smith under the 2018 Non-Employee Sub-Plan. See footnote (1). See “Directors, Senior Management and Employees—Compensation—Equity Compensation Arrangements—Non-Executive Director Plan” for a description of the Non-Executive Director Plan. See “Directors, Senior Management and Employees—Compensation—Equity Compensation Arrangements—Endava plc 2018 Equity Incentive Plan” for a description of the 2018 Non-Employee Sub-Plan.

(20)
Excludes (1) 1,087,470 Class A ordinary shares held in trust by Equiom pursuant to the JSOP, (2) 100,000 Class A ordinary shares held in trust by the Employee Benefit Trust pursuant to the 2015 Plan, (3) 18,750 Class A ordinary shares issuable under the Non-Executive Director Plan, (4) 207,000 Class A ordinary shares issuable under the 2018 Equity Incentive Plan and 37,500 Class A ordinary shares issuable under the 2018 Non-Employee Sub-Plan.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
Record Holders.
As of September 30, 2018, approximately 15.9% of our outstanding shares were held by nine record holders in the United States. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ordinary shares or ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.
B. Related Party Transactions.
Certain Relationships and Related Party Transactions
The following is a summary of transactions since July 1, 2017 to which we have been a participant in which the amount involved exceeded or will exceed $120,000, and in which any of our then directors, executive officers or holders of more than 5% of any class of our voting securities at the time of such transaction, or any members of their immediate family, had or will have a direct or indirect material interest.
Transactions with the Endava Limited Guernsey Employee Benefit Trust
On June 28, 2011, we established the Employee Benefit Trust to operate in conjunction with our JSOP and other incentive arrangements. The beneficiaries of the Employee Benefit Trust are our employees, including former employees, and directors. The Trustee is an independent trustee. See “Directors, Senior Management and Employees—Compensation—Joint Share Ownership Plan.”
As of June 30, 2018, the Employee Benefit Trust held 4,703,980 of our Class A ordinary shares. The Employee Benefit Trust acquires Class A ordinary shares to be held by the Trustee and the applicable beneficiary of the Employee Benefit Trust together as tenants in common pursuant to a trust deed. In connection with each acquisition, the applicable beneficiary pays a per share price to the Trustee in cash.
Since July 1, 2017 there were no transactions between our executive officers and directors and holders of more than 5% of any class of our share capital and the Employee Benefit Trust.
Share Option Grants and Equity Incentive Awards to Directors and Executive Officers
We have granted share options and equity incentive awards to certain of our directors and executive officers. For more information regarding the share options and awards granted to our directors and named executive officers see “Directors, Senior Management and Employees—Compensation.”
Transaction with ClearStar
Through its acquisition of Velocity Partners in December 2017, we acquired a customer relationship with ClearStar Inc., a company at which David Pattillo holds the position of Chief Financial Officer. All transactions with ClearStar were entered into on an arms-length basis and in the ordinary course of business. The total revenue generated by Endava as a result of this relationship was $0.5 million in the fiscal year ended June 30, 2018.
Participation in U.S. Initial Public Offering

As part of the initial public offering, certain of our existing executive directors and officers purchased 38,000 of our ADSs at the initial public offering price of $20.00 per share. The following table sets forth the aggregate number of shares that our directors and officers purchased:

Participant	Number of ADSs
Ben Druskin	25,500
David Pattillo	10,000
Trevor Smith	2,000
Mark Thurston	500
Indemnity Agreements
We have entered into deeds of indemnity with each of our directors in connection with our initial public offering. See “Directors, Senior Management and Employees—Compensation—Insurance and Indemnification.”
Related Person Transaction Policy
Our audit committee has the primary responsibility for reviewing and approving or disapproving related party transactions, which are transactions between us and related persons in which we or a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person is defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of our ordinary shares, in each case since the beginning of the most recently completed year, and their immediate family members. Our audit committee charter will provide that the audit committee shall review and approve or disapprove any related party transactions.
D. Interests of Experts and Counsel.
Not applicable.
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information.
Consolidated Financial Statements
Our consolidated financial statements are appended as part of this annual report at the end of this annual report, starting at page F-1.
Legal Proceedings
From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, financial condition or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.
Dividend Distribution Policy
Our dividends are declared at the discretion of our board of directors. We declared an aggregate of £18.2 million in dividends during the fiscal year ended June 30, 2016. We did not pay any dividends in the fiscal years ended June 30, 2017 and June 30, 2018 and do not anticipate paying any dividends for the foreseeable future. We intend to retain all available funds and any future earnings for use in the operation and expansion of our business. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors in compliance with applicable legal requirements and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, our strategic goals and plans to expand our business, applicable law and other factors that our board of directors may deem relevant. In addition, our revolving credit facility with HSBC Bank PLC limits our ability to pay dividends, with certain exceptions. See “Risk Factors — We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our ADSs.”
B. Significant Changes
Since June 30, 2015, the following significant change has occurred:
In July 2018 we sold 7,291,000 ADSs, each representing one Class A ordinary share, nominal value £0.02 per ordinary share, in our initial public offering at a public offering price of $20.00 per share, for aggregate gross proceeds of approximately $145.8 million. The net offering proceeds to us, after deducting underwriting discounts and commissions totaling approximately $9.7 million, offering expenses totaling approximately $7.5 million and onward payments to selling shareholders of $75.6 million, were approximately $53.0 million. The offering commenced on June 29, 2018 and the effective date of the registration statement, File No. 333-226010, for our initial public offering of ADSs was July 26, 2018. Morgan Stanley & Co. LLC, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. acted as joint book-running managers of the offering and as representatives of the underwriters.
Item 9. The Offer and Listing.
A. Offer and Listing Details.
The ADS have been listed on the New York Stock Exchange under the symbol “DAVA” since July 27, 2018. Prior to that date, there was no public trading market for ADSs or our ordinary shares. Our initial public offering was priced at $20.00 per ADS on July 26, 2018. The following table sets forth for the periods indicated the high and low sales prices per ordinary share as reported on the New York Stock Exchange:

	Per ADS
	High	Low
Month Ended:
October 2018 (through October 9, 2018)	$30.74	$26.16
September 2018	$29.80	$25.45
August 2018	$30.43	$25.50
July 2018 (beginning July 28, 2018)	$25.20	$23.25
On October 9, 2018, the last reported sale price of the ADSs on the New York Stock Exchange was $26.16 per share.
B. Plan of Distribution.
Not applicable
C. Markets.
The ADS have been listed the New York Stock Exchange under the symbol “DAVA” since July 27, 2018.
D. Selling Shareholders.
Not applicable
E. Dilution.
Not applicable

F. Expenses of the issue.
Not applicable.
Item 10. Additional Information.

A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
The information set forth in our prospectus dated July 26, 2018, filed with the SEC pursuant to Rule 424(b), under the headings “Description of Share Capital and Articles of Association—Key Provisions in our Articles of Association” and “Differences in Corporate Law” is incorporated herein by reference.
C. Material Contracts
We entered into an underwriting agreement among Morgan Stanley & Co. LLC, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. as representatives of the underwriters on July 26, 2018, with respect to the ADSs sold in our initial public offering. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.
D. Exchange Controls.
There are no governmental laws, decrees, regulations or other legislation in the United Kingdom that may affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or that may affect the remittance of dividends, interest, or other payments by us to non-resident holders of our ordinary shares or ADSs, other than withholding tax requirements. There is no limitation imposed by English law or our articles of association on the right of non-residents to hold or vote shares.
E. Taxation
U.S. Federal Income Tax Considerations for U.S. Holders
The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of our Class A ordinary shares or ADSs by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase our Class A ordinary shares or ADSs and hold such Class A ordinary shares or ADSs as capital assets for tax purposes. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, and the income tax treaty between the United Kingdom and the United States, or the Treaty, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, dealers or traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities or governmental organizations, retirement plans, regulated investment companies, real estate investment trusts, grantor trusts, brokers, dealers or traders in securities, commodities, currencies or notional principal contracts, certain former citizens or long-term residents of the United States, persons who hold our Class A ordinary shares or ADSs as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons who are subject to the tax accounting rules of Section 451(b) of the Code, persons that own directly, indirectly or through attribution 10% or more (by vote or value) of our equity, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities, and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of our Class A ordinary shares or ADSs that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.
If an entity treated as a partnership for U.S. federal income tax purposes holds our Class A ordinary shares or ADSs, the U.S. federal income tax consequences relating to an investment in such Class A ordinary shares or ADSs will depend upon the status and activities of such entity and the particular partner. Any such entity and a partner in any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it (and, as applicable, its partners) of the ownership and disposition of our Class A ordinary shares or ADSs.
U.S. Holders should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our Class A ordinary shares or ADSs, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.
The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. Generally, a holder of an ADS should be treated for U.S. federal income tax purposes as holding the Class A ordinary shares represented by the ADS. Accordingly, no gain or loss will be recognized upon an exchange of ADSs for Class A ordinary shares. The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the holder of the ADS’s beneficial ownership of the underlying security. Accordingly the creditability of foreign taxes, if any, as described below, could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and us if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of the underlying Class A ordinary shares. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders.
Passive Foreign Investment Company Rules
In general, a corporation organized outside the United States will be treated as a passive foreign investment company, or PFIC, for any taxable year in which either (1) at least 75% of its gross income is “passive income,” or the PFIC income test, or (2) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income, or the PFIC asset test. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that give rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.
Although PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets, we believe we were not a PFIC for our 2018 tax year and we do not expect to be a PFIC for our current taxable year. There can be no assurance that we will not be a PFIC in future taxable years. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion and that the IRS would not successfully challenge our position. Because of the uncertainties involved in establishing our PFIC status, our U.S. counsel expresses no opinion regarding our PFIC status.
If we are a PFIC in any taxable year during which a U.S. Holder owns our Class A ordinary shares or ADSs, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our Class A ordinary shares or ADSs, and (2) any gain recognized on a sale, exchange or other disposition, including, under certain circumstances, a pledge, of our Class A ordinary shares or ADSs, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for our Class A ordinary shares or ADSs. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.
If we are a PFIC for any year during which a U.S. Holder holds our Class A ordinary shares or ADSs, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds such Class A ordinary shares or ADSs, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to our Class A ordinary shares or ADSs. If the election is made, the U.S. Holder will be deemed to sell our Class A ordinary shares or ADSs it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Class A ordinary shares or ADSs would not be treated as shares of a PFIC unless we subsequently become a PFIC.
If we are a PFIC for any taxable year during which a U.S. Holder holds our Class A ordinary shares or ADSs and one of our non-United States subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Any of our non-United States subsidiaries that have elected to be disregarded as entities separate from us or as partnerships for U.S. federal income tax purposes would not be corporations under U.S. federal income tax law and accordingly, cannot be classified as lower-tier PFICs. However, a non-United States subsidiary that has not made the election may be classified as a lower-tier PFIC if we are a PFIC during your holding period and the subsidiary meets the PFIC income test or PFIC asset test.
If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our Class A ordinary shares or ADSs if a valid “mark-to-market” election is made by the U.S. Holder for our Class A ordinary shares or ADSs. An electing U.S. Holder generally would take into account as ordinary income each year, the excess of the fair market value of our Class A ordinary shares or ADSs held at the end of such taxable year over the adjusted tax basis of such Class A ordinary shares or ADSs. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such Class A ordinary shares or ADSs over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in our Class A ordinary shares or ADSs would be adjusted annually to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of our Class A ordinary shares or ADSs in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. If, after having been a PFIC for a taxable year, we cease to be classified as a PFIC because we no longer meet the PFIC income or PFIC asset test, the U.S. Holder would not be required to take into account any latent gain or loss in the manner described above and any gain or loss recognized on the sale or exchange of the Class A ordinary shares or ADSs would be classified as a capital gain or loss.
A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.
Our ADSs will be marketable stock as long as they remain listed on the New York Stock Exchange and are regularly traded. A mark-to-market election will not apply to the Class A ordinary shares or ADSs for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a

PFIC. Such election will not apply to any of our non-U.S. subsidiaries. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs notwithstanding the U.S. Holder’s mark-to-market election for our Class A ordinary shares or ADSs.
The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund, or “QEF,” election. As we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, a U.S. holder should assume that a QEF election will not be available.
The U.S. federal income tax rules relating to PFICs are very complex. U.S. Holders are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the ownership and disposition of our Class A ordinary shares or ADSs, the consequences to them of an investment in a PFIC, any elections available with respect to the Class A ordinary shares or ADSs and the IRS information reporting obligations with respect to the purchase, ownership and disposition of Class A ordinary shares or ADSs of a PFIC.
Distributions
Subject to the discussion above under “— Passive Foreign Investment Company Rules,” a U.S. Holder that receives a distribution with respect to our Class A ordinary shares or ADSs generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received by the U.S. Holder (or in the case of ADSs, the depositary) to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s Class A ordinary shares or ADSs. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s Class A ordinary shares or ADSs, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. The amount of a dividend will include any amounts withheld by the Company in respect of United Kingdom taxes.
Distributions on our Class A ordinary shares or ADSs that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, any United Kingdom income taxes withheld from dividends on Class A ordinary shares or ADSs at a rate not exceeding the rate provided by the Treaty will be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any United Kingdom income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.
Distributions paid on our Class A ordinary shares or ADSs will not be eligible for the “dividends received’’ deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations under the Code. Subject to the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by a “qualified foreign corporation’’ to non-corporate U.S. Holders are eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends to its particular circumstances. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “— Passive Foreign Investment Company Rules’’), we will not be treated as a qualified foreign corporation, and therefore the reduced capital gains tax rate described above will not apply.
A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation with respect to any dividend it pays on Class A ordinary shares or ADSs that are readily tradable on an established securities market in the United States.
The amount of any dividend income that is paid in British Pounds will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt (actual or constructive), a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt (actual or constructive).
Sale, Exchange or Other Taxable Disposition of Our Class A Ordinary Shares or ADSs
Subject to the discussion above under “— Passive Foreign Investment Company Rules,’’ a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of our Class A ordinary shares or ADSs in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the Class A ordinary shares or ADSs. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the Class A ordinary shares or ADSs were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of our Class A ordinary shares or ADSs will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.
Medicare Tax
Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of our Class A ordinary shares or ADSs. If you are a U.S. Holder that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in our Class A ordinary shares or ADSs.
Information Reporting and Backup Withholding
U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our Class A ordinary shares or ADSs, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). In addition, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders that paid more than $100,000 for our Class A ordinary shares or ADSs may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting the payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.
Dividends on and proceeds from the sale or other disposition of our Class A ordinary shares or ADSs generally have to be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (1) fails to provide an accurate U.S. taxpayer identification number or otherwise establish a basis for exemption, or (2) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.
U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

EACH U.S. HOLDER IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN OUR CLASS A ORDINARY SHARES OR ADSs IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES. IN ADDITION, SIGNIFICANT CHANGES IN U.S. FEDERAL INCOME TAX LAWS WERE RECENTLY ENACTED.  U.S. HOLDERS SHOULD ALSO CONSULT WITH THEIR TAX ADVISORS WITH RESPECT TO SUCH CHANGES IN U.S. TAX LAW AS WELL AS POTENTIAL CONFORMING CHANGES IN STATE TAX LAWS.
U.K. Taxation
The following is intended as a general guide to current U.K. tax law and HM Revenue & Customs, or HMRC, published practice applying as at the date of this Annual Report on Form 20-F (both of which are subject to change at any time, possibly with retrospective effect) relating to the holding of ADSs. It does not constitute legal or tax advice and does not purport to be a complete analysis of all U.K. tax considerations relating to the holding of ADSs, or all of the circumstances in which holders of ADSs may benefit from an exemption or relief from U.K. taxation. It is written on the basis that the company is and remains solely resident in the U.K. for tax purposes and will therefore be subject to the U.K. tax regime and not the U.S. tax regime save as set out above under “U.S. Federal Income Taxation.”
Except to the extent that the position of non-U.K. resident persons is expressly referred to, this guide relates only to “U.K. Holders”, being persons who are resident (and, in the case of individuals, domiciled or deemed domiciled) for tax purposes solely in the U.K. and do not have a permanent establishment or fixed base in any other jurisdiction with which the holding of the ADSs is connected, who are absolute beneficial owners of the ADSs (where the ADSs are not held through an Individual Savings Account or a Self-Invested Personal Pension) and who hold the ADSs as investments.
This guide may not relate to certain classes of U.K. Holders, such as (but not limited to):

•	persons who are connected with the company;

•	financial institutions;

•	insurance companies;

•	charities or tax-exempt organizations;

•	collective investment schemes;

•	pension schemes;

•	market makers, intermediaries, brokers or dealers in securities;

•	persons who have (or are deemed to have) acquired their ADSs by virtue of an office or employment or who are or have been officers or employees of the company or any of its affiliates; and

•	individuals who are subject to U.K. taxation on a remittance basis.
The decision of the First-tier Tribunal (Tax Chamber) in HSBC Holdings PLC and The Bank of New York Mellon Corporation v HMRC (2012) has cast some doubt on whether a holder of a depositary receipt is the beneficial owner of the underlying shares. However, based on published HMRC guidance we would expect that HMRC will regard a holder of ADSs as holding the beneficial interest in the underlying shares and therefore these paragraphs assume that a holder of ADSs is the beneficial owner of the underlying Class A ordinary shares and any dividends paid in respect of the underlying Class A ordinary shares (where the dividends are regarded for U.K. purposes as that person’s own income) for U.K. direct tax purposes.
THESE PARAGRAPHS ARE A SUMMARY OF CERTAIN U.K. TAX CONSIDERATIONS AND ARE INTENDED AS A GENERAL GUIDE ONLY. IT IS RECOMMENDED THAT ALL HOLDERS OF ADSs OBTAIN ADVICE AS TO THE CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSAL OF THE ADSs IN THEIR OWN SPECIFIC CIRCUMSTANCES FROM THEIR OWN TAX ADVISORS. IN

PARTICULAR, NON-U.K. RESIDENT OR DOMICILED PERSONS ARE ADVISED TO CONSIDER THE POTENTIAL IMPACT OF ANY RELEVANT DOUBLE TAXATION AGREEMENTS.
Dividends
Withholding Tax
Dividends paid by the company will not be subject to any withholding or deduction for or on account of U.K. tax.
Income Tax
An individual U.K. Holder may, depending on his or her particular circumstances, be subject to U.K. tax on dividends received from the company. An individual holder of ADSs who is not resident for tax purposes in the United Kingdom should not be chargeable to U.K. income tax on dividends received from the company unless he or she carries on (whether solely or in partnership) a trade, profession or vocation in the U.K. through a branch or agency to which the ADSs are attributable. There are certain exceptions for trading in the U.K. through independent agents, such as some brokers and investment managers.
All dividends received by an individual U.K. Holder from us or from other sources will form part of that U.K. Holder’s total income for income tax purposes and will constitute the top slice of that income. A nil rate of income tax will apply to the first £2,000 of taxable dividend income received by the individual U.K. Holder in a tax year. Income within the nil rate band will be taken into account in determining whether income in excess of the £2,000 tax-free allowances falls within the basic rate, higher rate or additional rate tax bands.
Dividend income in excess of the tax-free allowance will (subject to the availability of any income tax personal allowance) be taxed at 7.5 per cent to the extent that the excess amount falls within the basic rate tax band, 32.5 per cent to the extent that the excess amount falls within the higher rate tax band and 38.1 per cent to the extent that the excess amount falls within the additional rate tax band.
Corporation Tax
A corporate holder of ADSs who is not resident for tax purposes in the United Kingdom should not be chargeable to U.K. corporation tax on dividends received from the company unless it carries on (whether solely or in partnership) a trade in the United Kingdom through a permanent establishment to which the ADSs are attributable.
Corporate U.K. Holders should not be subject to U.K. corporation tax on any dividend received from the company so long as the dividends qualify for exemption, which should be the case, although certain conditions must be met. If the conditions for the exemption are not satisfied, or such U.K. Holder elects for an otherwise exempt dividend to be taxable, U.K. corporation tax will be chargeable on the amount of any dividends (at the current rate of 19%).
Chargeable Gains
A disposal or deemed disposal of ADSs by a U.K. Holder may, depending on the U.K. Holder’s circumstances and subject to any available exemptions or reliefs (such as the annual exemption), give rise to a chargeable gain or an allowable loss for the purposes of U.K. capital gains tax and corporation tax on chargeable gains.
If an individual U.K. Holder who is subject to U.K. income tax at either the higher or the additional rate is liable to U.K. capital gains tax on the disposal of ADSs, the current applicable rate will be 20%. For an individual U.K. Holder who is subject to U.K. income tax at the basic rate and liable to capital gains tax on such disposal, the current applicable rate would be 10%, save to the extent that any capital gains exceed the unused basic rate tax band. In that case, the rate currently applicable to the excess would be 20%.
If a corporate U.K. Holder becomes liable to U.K. corporation tax on the disposal (or deemed disposal) of ADSs, the main rate of U.K. corporation tax (currently 19%) would apply. Indexation allowance is not available in respect of disposals of ADSs acquired on or after January 1, 2018 (and only covers the movement in the retail prices index up until 31 December 2017, in respect of assets acquired prior to that date).

A holder of ADSs which is not resident for tax purposes in the United Kingdom should not normally be liable to U.K. capital gains tax or corporation tax on chargeable gains on a disposal (or deemed disposal) of ADSs unless the person is carrying on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a permanent establishment to which the ADSs are attributable. However, an individual holder of ADSs who has ceased to be resident for tax purposes in the United Kingdom for a period of less than five years and who disposes of ADSs during that period may be liable on his or her return to the United Kingdom to U.K. tax on any capital gain realized (subject to any available exemption or relief).
Stamp Duty and Stamp Duty Reserve Tax
The discussion below relates to the holders of our Class A ordinary shares or ADSs wherever resident, however it should be noted that special rules may apply to certain persons such as market makers, brokers, dealers or intermediaries.
Issues of Shares
No U.K. stamp duty or stamp duty reserve tax, or SDRT, is payable on the issue of the underlying Class A ordinary shares in the company.
Issues or Transfers of ADSs
No U.K. stamp duty or SDRT is payable on the issue or transfer of (including an agreement to transfer) ADSs in the Company.
Transfers of Shares
An unconditional agreement to transfer Class A ordinary shares in certificated form will normally give rise to a charge to SDRT at the rate of 0.5% of the amount or value of the consideration payable for the transfer. The purchaser of the shares is liable for the SDRT. Transfers of Class A ordinary shares in certificated form are generally also subject to stamp duty at the rate of 0.5% of the amount or value of the consideration given for the transfer (rounded up to the next £5.00). Stamp duty is normally paid by the purchaser. The charge to SDRT will be canceled or, if already paid, repaid (generally with interest), where a transfer instrument has been duly stamped within six years of the charge arising (either by paying the stamp duty or by claiming an appropriate relief) or if the instrument is otherwise exempt from stamp duty.
An unconditional agreement to transfer Class A ordinary shares to, or to a nominee or agent for, a person whose business is or includes the issue of depositary receipts or the provision of clearance services will generally be subject to SDRT (or, where the transfer is effected by a written instrument, stamp duty) at a higher rate of 1.5% of the amount or value of the consideration given for the transfer unless the clearance service has made and maintained an election under section 97A of the U.K. Finance Act 1986, or a section 97A election. It is understood that HMRC regards the facilities of DTC as a clearance service for these purposes and we are not aware of any section 97A election having been made by DTC.
Based on current published HMRC practice following case law in respect of the European Council Directives 69/335/EEC and 2008/7/EC, or the Capital Duties Directives, no stamp duty or SDRT is generally payable where the transfer of Class A ordinary shares to a clearance service or depositary receipt system is an integral part of an issue of share capital (although the relevant judgment refers to transfers which are integral to the raising of capital). In addition, a recent Court of Justice of the European Union judgment (Air Berlin plc v HMRC (2017)) held on the relevant facts that the Capital Duties Directives preclude the taxation of a transfer of legal title to shares for the sole purpose of listing those shares on a stock exchange which does not impact the beneficial ownership of the shares, but, as yet, the U.K. domestic law and HMRC’s published practice remain unchanged and, accordingly, we anticipate that amounts on account of SDRT will continue to be collected by the depositary receipt issuer or clearance service. Holders of Class A ordinary shares should consult their own independent professional advisers before incurring or reimbursing the costs of such a 1.5% SDRT charge.
Any stamp duty or SDRT payable on a transfer of Class A ordinary shares to a depositary receipt system or clearance service will in practice generally be paid by the participants in the clearance service or depositary receipt system. Any stamp duty or SDRT payable on the transfer to a clearance service or depositary receipt system of Class A ordinary shares that will be represented by ADSs to be sold by the selling shareholders will ultimately be borne by the selling shareholders.
F. Dividends and paying agents.
Not applicable.
G. Statement by Experts
Not applicable.
H. Documents on display.
We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and under those requirements will file reports with the SEC. Those reports may be inspected without charge at the locations described below. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. Nevertheless, we will file with the U.S. Securities and Exchange Commission an Annual Report on Form 20-F containing financial statements that have been examined and reported on, with and opinion expressed by an independent registered public accounting firm, and we intend to submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K.
We maintain a corporate website at www.endava.com. We intend to post our Annual Report on Form 20-F on our website promptly following it being filed with the SEC. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report on Form 20-F. We have included our website address in this Annual Report on Form 20-F solely as an inactive textual reference.
You may also review a copy of this Annual Report on Form 20-F, including exhibits and any schedule filed herewith, and obtain copies of such materials at prescribed rates, at the Securities and Exchange Commission’s Public Reference Room in Room 1580, 100 F Street, NE, Washington, D.C. 20549-0102. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as Endava, that file electronically with the Securities and Exchange Commission.
With respect to references made in this Annual Report on Form 20-F to any contract or other document of Endava, such references are not necessarily complete and you should refer to the exhibits attached or incorporated by reference to this Annual Report on Form 20-F for copies of the actual contract or document.
I. Subsidiary Information
Not applicable.
Item 11. Quantitative and Qualitative Disclosures About Market Risk.
Qualitative and Quantitative Disclosures about Market Risk
We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in foreign exchange rates as well as, to a lesser extent, interest rates and inflation.

Foreign Currency Exchange Rate Risk
We conduct business in multiple countries and currencies, which exposes us to risks associated with fluctuations in currency exchange rates. Our reporting currency is the British Pound, but we transact business in other currencies as well, principally the Euro, U.S. Dollar and RON. Any necessary foreign currency transactions, principally retranslation of monetary items such as short-term inter-company balances and borrowings, are effected using the exchange rates prevailing on the dates of the transactions. In addition, the assets and liabilities of each of our subsidiaries are translated into British Pounds at exchange rates in effect at each balance sheet date and operations accounts are translated using the average exchange rate for the relevant period. Foreign currency translation adjustments are accounted for as a component of comprehensive income and reflected in the foreign exchange translation reserve and in comprehensive income on the statement of changes in equity.
In the fiscal year ended June 30, 2018, 40.3% of our sales were denominated in the British Pound, 21.2% of our sales were denominated in U.S. dollars, 36.0% were denominated in Euros and the balance were in other currencies. Conversely, during the same time period, 70.3% of our expenses were denominated in Euros (or in currencies that largely follow the Euro, including the RON) or U.S. Dollars. As a result, strengthening of the Euro or U.S. dollar relative to the British Pound presents the most significant risk to us. Any significant fluctuations in currency exchange rates may have a material impact on our business.
Prior to June 30, 2016, we entered into forward contracts to fix the exchange rate for intercompany transactions between the British Pound and the RON, with changes in the fair value of these forward contracts being recognized in profit or loss.
We have not engaged in the hedging of foreign currency transactions since the start of fiscal year 2017, although we may choose to do so in the future.
See note 31 to our consolidated financial statements appearing elsewhere in this Annual Report on Form 20-F for an evaluation of the sensitivity of profit and equity to changes in the British Pound to RON exchange rate.
Interest Rate Risk
We had cash and cash equivalents of £15.0 million as of June 30, 2018, which consisted of readily available bank deposits in various currencies, principally Euro, U.S. Dollar, British Pound and RON. These investments earn interest at variable rates and, as a result, decreases in market interest rates would generally result in decreased interest income.
We also have a revolving credit facility that bears interest based on LIBOR and EURIBOR plus a variable margin. Changes in the applicable rate result in fluctuations in the required cash flows to service this debt. For example, a 1% (one hundred basis points) increase in the applicable market interest rate would result in an additional £1.4 million in interest expense if the maximum borrowable amount under the revolving credit facility were outstanding for the entire fiscal year.
We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure.
Inflation Risk
A large proportion of our services are delivered from locations in Central Europe and Latin America. Consequently, we are exposed to the risks associated with economies that are undergoing rapid growth with evolving controls and regulations, which can drive inflationary pressure. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of sales if the selling prices of our services do not increase in line with increases in costs.
Concentration of Credit and Other Risk
During the fiscal years ended June 30, 2016, 2017 and 2018, our 10 largest clients based on revenue accounted for 53.7%, 49.1%, and 41.5% of our total revenue, respectively.  Worldpay was our largest client for each of the last three fiscal years contributing 15.6%, 13.0% and 10.8% of our total revenue in fiscal 2016, 2017 and 2018, respectively. Credit losses and write-offs of trade receivable balances have historically not been material to our consolidated financial statements.
Item 12. Description of Securities Other than Equity Securities.
A. Debt Securities.
Not applicable.
B. Warrants and Rights.
Not applicable.
C. Other Securities.
Not applicable.
D. American Depositary Shares.
Citibank, N.A., as depositary, registers and delivers American Depositary Shares, also referred to as ADSs. Each ADS represents the right to receive, and to exercise the beneficial ownership interests in, one Class A ordinary share that is on deposit with the Citibank, N.A., London Branch, located at 25 Canada Square, Canary Wharf, London E14 5LB, United Kingdom, the custodian for the depositary.
Each ADS will also represent the right to receive, and to exercise the beneficial interests in, any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. The depositary’s corporate trust office at which the ADSs will be administered is located at 388 Greenwich Street, New York, New York 10013.
A deposit agreement among us, the depositary and the ADS holders sets out the ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs. A copy of the Agreement is incorporated by reference as an exhibit to this Annual Report on Form 20-F.
Fees and Expenses
Pursuant to the terms of the deposit agreement, the holders of ADSs will be required to pay the following fees:

Service	Fees
Issuance of ADSs (e.g., an issuance of ADS upon a deposit of Class A ordinary shares or upon a change in the ADS(s)-to-Class A ordinary shares ratio), excluding ADS issuances as a result of distributions of Class A ordinary shares
Up to $0.05 per ADS issued
Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property or upon a change in the ADS(s)-to-Class A ordinary shares ratio, or for any other reason)	Up to $0.05 per ADS cancelled
Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to $0.05 per ADS held
Distribution of ADSs pursuant to (i) share dividends or other free share distributions, or (ii) exercise of rights to purchase additional ADSs	Up to $0.05 per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to $0.05 per ADS held
ADS Services	Up to $0.05 per ADS held on the applicable record date(s) established by the depositary

ADS holders will also be responsible to pay certain charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

•
the registration fees as may from time to time be in effect for the registration of Class A ordinary shares on the share register and applicable to transfers of Class A ordinary shares to or from the name of the custodian, the depositary, or any nominees upon the making of deposits and withdrawals, respectively;

•	certain cable, telex, and facsimile transmission and delivery expenses;

•	the expenses and charges incurred by the depositary in the conversion of foreign currency;

•
the fees and expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, ADSs, and ADRs; andthe fees and expenses incurred by the depositary, the custodian, or any nominee in connection with the servicing or delivery of deposited property.

ADS fees and charges payable upon (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs.
In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder. Certain depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes. The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies.
Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
Initial Public Offering
In July 2018 we sold 7,291,000 ADSs, each representing one Class A ordinary share, nominal value £0.02 per ordinary share, in our initial public offering at a public offering price of $20.00 per share, for aggregate gross proceeds to us of approximately $145.8 million. The net offering proceeds to us, after deducting underwriting discounts and commissions totaling approximately $9.7 million, offering expenses totaling approximately $7.5 million and onward payments to selling shareholders of $75.6 million, were approximately $53.0 million. The offering commenced on June 29, 2018 and did not terminate before all of the securities registered in the registration statement were sold. The effective date of the registration statement, File No. 333-226010, for our initial public offering of ADSs was July 26, 2018. Morgan Stanley & Co. LLC, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. acted as joint book-running managers of the offering and as representatives of the underwriters.
A portion of the net proceeds from our initial public offering was used for general corporate purposes. The balance is held in cash and cash equivalents and is intended to also be used for general corporate purposes. None of the net proceeds of our initial public offering were paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.
Item 15. Controls and Procedures.
Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of June 30, 2018, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.
This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.
There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.
Item 15T. Controls and Procedures.
Not applicable.
Item 16. Reserved
Not applicable.
Item 16A. Audit Committee Financial Expert.
Our Board has determined that Mr. Pattillo is an audit committee financial expert as defined by the SEC rules. Mr. Pattillo is independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the New York Stock Exchange.
Item 16B. Code of Business Conduct and Ethics.
We have adopted a Code of Business Conduct and Ethics, or the Code of Conduct, that is applicable to all of the directors, executives, employees and independent contractors of Endava and our subsidiaries. A copy of the Code of Conduct is available on our website at www.endava.com. The audit committee of our board of directors is responsible for overseeing the Code of Conduct and must approve any waivers of the Code of Conduct for directors, executives, employees and independent contractors. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website.
Item 16C. Principal Accountant Fees and Services.
KPMG LLP has served as our independent registered public accounting firm for fiscal years 2016, 2017 and 2018. Our accountants fees for professional services in fiscal years 2017 and 2018 are:

	Year Ended June 30,
	2018	2017
	(pounds in thousands)
Audit Fees	£522	£215
Audit-Related Fees	655	—
Tax fees	—	—
Other fees	—	—
Total	1,177	215
“Audit Fees” are the aggregate fees for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.
“Audit-Related Fees” are the aggregate fees for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees.
“Tax Fees” are the aggregate fees for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning related services.
“Other Fees” are any additional amounts for products and services provided by the principal accountant. There were no “Audit Related Fees,” or “Tax Fees” during 2017 or 2018.
Neither our audit committee nor our board of directors has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services.
Item 16D. Exemptions from the Listing Standards for Audit Committees.
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer
Not applicable.
Item 16F. Change in Registrant’s Certifying Accountant.
Not applicable.
Item 16G. Corporate Governance.
As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices, instead of certain corporate governance practices required by the New York Stock Exchange for U.S. domestic issuers. While we intend to follow most New York Stock Exchange corporate governance listing standards, we follow U.K. corporate governance practices in lieu of New York Stock Exchange corporate governance listing standards as follows:

•	Exemption from the requirement to have a compensation committee comprised solely of independent members of the board of directors;

•
Exemption from quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under English law. In accordance with generally accepted business practice, our amended and restated articles of association provide alternative quorum requirements that are generally applicable to meetings of shareholders;

•
Exemption from the New York Stock Exchange corporate governance listing standards applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the New York Stock Exchange corporate governance listing standards, as permitted by the foreign private issuer exemption; and

•	Exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans.
We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and the New York Stock Exchange corporate governance rules and listing standards. Because we are a foreign private issuer, our directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They are, however, subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.
Item 16H. Mine Safety Disclosure.
Not applicable.
PART III
Item 17. Financial Statements.
See pages F-1 through F-46 of this Annual Report on Form 20-F.
Item 18. Financial Statements.
Not applicable.

Item 19. Exhibits.
The following exhibits are filed as part of this Annual Report on Form 20-F.

Exhibit Number	Description of Document
1.1
Articles of Association of Endava plc, as amended (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form F-1 (File No. 333-226010), filed with the Commission on June 29, 2018 (the “F-1 Registration Statement”))

2.1
Form of Deposit Agreement (incorporated by reference to Exhibit (a) of our Pre-Effective Amendment No. 1 to Form F-6 registration statement (File No. 333-226021), filed with the Commission on July 18, 2018 (the “F-6 Registration Statement”))

2.2	Form of American Depositary Receipt (incorporated by reference to Exhibit (a) of our F-6 Registration Statement)
4.1+	Endava Share Option Plan (incorporated by reference to Exhibit 10.1 to our F-1 Registration Statement)
4.2+	Endava Joint Share Ownership Plan (incorporated by reference to Exhibit 10.2 to our F-1 Registration Statement)
4.3+	Endava Limited 2015 Long Term Incentive Plan (incorporated by reference to Exhibit 10.3 to our F-1 Registration Statement)
4.4+	Endava Limited 2017 Non-Executive Director Long Term Incentive Plan (incorporated by reference to Exhibit 10.4 to our F-1 Registration Statement)
4.5+	Endava plc 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to our F-1 Registration Statement)
4.6+	Endava plc 2018 Sharesave Plan (incorporated by reference to Exhibit 10.6 to our F-1 Registration Statement)
4.7	Form of Deed of Indemnity for Directors and Officers (incorporated by reference to Exhibit 10.8 to our F-1 Registration Statement)
4.8
Lease Agreement by and among Gide Loyrette Nouel LLP, Endava (UK) Limited and Endava Limited, dated as of July 8, 2014, for the East Premises (incorporated by reference to Exhibit 10.9 to our F-1 Registration Statement)

4.9
Lease Agreement by and among Gide Loyrette Nouel LLP, Endava (UK) Limited and Endava Limited, dated as of July 8, 2014, for the West Premises (incorporated by reference to Exhibit 10.10 to our F-1 Registration Statement)

4.10	Multicurrency Revolving Facility Agreement between Endava Limited and HSBC Bank PLC, dated December 19, 2017 (incorporated by reference to Exhibit 10.11 to our F-1 Registration Statement)
8.1*	Significant Subsidiaries of Endava plc.
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification by the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
________________

*	Filed herewith.

+	Indicates management contract or compensatory plan.

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Endava plc

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Endava plc and subsidiaries (the “Company”) as of June 30, 2018 and 2017, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three‑year period ended June 30, 2018 and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three‑year period ended June 30, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2016.

London, United Kingdom
11 October 2018

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the years ended 30 June 2018, 2017 and 2016

	Note	2018 £'000	2017 £’000	2016 £’000
Revenue	5	217,613	159,368	115,432
Cost of sales
Direct cost of sales		(132,775)	(98,853)	(68,517)
Allocated cost of sales		(12,668)	(9,907)	(6,529)
Total cost of sales		(145,443)	(108,760)	(75,046)
Gross profit		72,170	50,608	40,386
Selling, general and administrative expenses		(46,737)	(27,551)	(20,453)
Operating profit	6	25,433	23,057	19,933
Finance costs	9	(818)	(1,375)	(170)
Finance income	10	35	18	1,068
Net finance (expense) / income		(783)	(1,357)	898
Profit before tax		24,650	21,700	20,831
Tax on profit on ordinary activities	11	(5,675)	(4,868)	(4,125)
Profit for the year and profit attributable to the equity holders of the Company		18,975	16,832	16,706
Earnings per share (EPS):	13
Basic EPS		£0.42	£0.37	£0.37
Diluted EPS		£0.38	£0.34	£0.34
Weighted average number of shares outstanding - basic		45,100,165	45,258,750	45,389,210
Weighted average number of shares outstanding - diluted		50,426,216	49,292,520	49,318,045
Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		(409)	2,520	4,184
Total comprehensive income for the year attributable to the equity holders of the Company		18,566	19,352	20,890

The notes hereto form an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEET
As of 30 June 2018 and 2017

	Note	2018 £’000	2017 £’000
Assets - Non current
Goodwill	14	41,062	16,198
Intangible assets	16	30,787	16,029
Property, plant and equipment	17	8,584	7,486
Deferred tax assets	12	2,488	867
Other assets - non-current		—	14
Total		82,921	40,594
Assets - Current
Inventories		16	62
Trade and other receivables	19	52,352	41,494
Corporation tax receivable		677	661
Cash and cash equivalents		15,048	23,571
Total		68,093	65,788
Total assets		151,014	106,382
Liabilities - Current
Borrowings	22	19,744	29,402
Trade and other payables	20	40,243	24,358
Corporation tax payable		1,488	1,000
Contingent consideration		5,259	—
Deferred consideration		4,401	—
Total		71,135	54,760
Liabilities - Non-current
Borrowings	22	20	63
Deferred tax liabilities	12	2,832	2,586
Contingent consideration		7,251	—
Other liabilities - non current		277	253
Total		10,380	2,902
Equity
Share capital	25	996	996
Share premium		2,678	2,678
Merger relief reserve		4,430	4,430
Retained earnings		59,260	38,072
Other reserves		4,410	4,819
Investment in own shares		(2,275)	(2,275)
Total		69,499	48,720
Total liabilities and equity		151,014	106,382

The notes hereto form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the years ended 30 June 2018, 2017 and 2016

	Share capital £’000	Share premium £’000	Merger relief reserve £’000	Investment in own shares £’000	Retained earnings £’000	Capital redemption reserve ’000	Foreign exchange translation reserve £’000	Total £’000
Balance at 30 June 2015	990	2,353	4,430	(972)	21,070	161	(2,046)	25,986
Equity-settled share-based payment transactions	—	—	—	—	829	—	—	829
Dividends	—	—	—	—	(18,180)	—	—	(18,180)
Issue of shares	6	325	—	—	—	—	—	331
Shares purchased by the employee benefits trust	—	—	—	(63)	—	—	—	(63)
Transaction with owners	6	325	—	(63)	(17,351)	—	—	(17,083)
Profit for the year	—	—	—	—	16,706	—	—	16,706
Other comprehensive income	—	—	—	—	—	—	4,184	4,184
Total comprehensive income for the year	—	—	—	—	16,706	—	4,184	20,890
Balance at 30 June 2016	996	2,678	4,430	(1,035)	20,425	161	2,138	29,793
Equity-settled share-based payment transactions	—	—	—	—	815	—	—	815
Issue of shares	—	—	—	—	—	—	—	—
Shares purchased by the employee benefits trust	—	—	—	(1,240)	—	—	—	(1,240)
Transaction with owners	—	—	—	(1,240)	815	—	—	(425)
Profit for the year	—	—	—	—	16,832	—	—	16,832
Other comprehensive income	—	—	—	—	—	—	2,520	2,520
Total comprehensive income for the year	—	—	—	—	16,832	—	2,520	19,352
Balance at 30 June 2017	996	2,678	4,430	(2,275)	38,072	161	4,658	48,720
Equity-settled share-based payment transactions	—	—	—	—	2,213	—	—	2,213
Issue of shares	—	—	—	—	—	—	—	—
Shares purchased by the employee benefits trust	—	—	—	—	—	—	—	—
Transaction with owners	—	—	—	—	2,213	—	—	2,213
Profit for the year	—	—	—	—	18,975	—	—	18,975
Other comprehensive income	—	—	—	—	—	—	(409)	(409)
Total comprehensive income for the year	—	—	—	—	18,975	—	(409)	18,566
Balance at 30 June 2018	996	2,678	4,430	(2,275)	59,260	161	4,249	69,499
The notes hereto form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
For the years ended 30 June 2018, 2017 and 2016

	2018 £’000	2017 £’000	2016 £’000
Operating activities
Profit for the year	£18,975	£16,832	£16,706
Income tax charge	5,675	4,868	4,125
Adjustments (note 28)	6,249	3,519	436
Tax paid	(5,608)	(5,471)	(3,798)
UK research and development credit received	1,854	—	1,081
Net changes in working capital (note 28)	6,839	(5,008)	(7,653)
Net cash from operating activities	33,984	14,740	10,897

Investing activities
Purchase of non-current assets (tangibles and intangibles)	(5,483)	(6,372)	(2,745)
Proceeds / (loss) from disposal of non-current assets	79	(106)	15
Acquisition of business / subsidiaries, consideration in cash	(28,765)	(13,807)	(4,551)
Cash and cash equivalents acquired with subsidiaries	2,342	768	—
Interest received	35	18	21
Net cash used in investing activities	(31,792)	(19,499)	(7,260)

Financing activities
Proceeds from borrowings	26,462	17,007	15,093
Repayment of borrowings	(36,768)	(3,462)	(3,364)
Grant received	147	2,924	1,948
Interest paid	(573)	(391)	(114)
Dividends paid	—	—	(18,181)
Purchase of own shares	—	(1,240)	—
Net cash from/(used in) financing activities	(10,732)	14,838	(4,618)

Net change in cash and cash equivalents	(8,540)	10,079	(981)

Cash and cash equivalents at the beginning of the year	23,571	12,947	13,362
Net foreign exchange differences	17	545	566
Cash and cash equivalents at the end of the year	£15,048	£23,571	£12,947

The notes hereto form an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	General Information
Reporting Entity
Endava plc (the “Company” and, together with its subsidiaries, the “Group” and each a “Group Entity”) is domiciled in London, United Kingdom. The address of the Company’s registered office is 125 Old Broad Street, London, EC2N 1AR. The Group is a next-generation technology services provider with expertise spanning the ideation-to-production spectrum across three broad solution areas – Digital Evolution, Agile Transformation and Automation.
These consolidated financial statements do not constitute the company's statutory accounts for the years ended 30 June 2018, 2017 or 2016. The financial information for 2017 and 2016 is derived from the statutory accounts for 2017 and 2016 which have been delivered to the registrar of companies. The auditor has reported on the 2017 and 2016 accounts; their report was (i) unqualified4, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006. The statutory accounts for 2018 will be finalised on the basis of the financial information presented by the directors in these consolidated financial statements and will be delivered to the registrar of companies in due course.

2.	Application Of New and Revised International Financial Reporting Standards (“IFRS”)
The following standards, interpretations and amendments to existing standards are not yet effective and have not been adopted early by the Group.
IFRS 9 – “Financial Instruments”
IFRS 9 Financial Instruments replaces the corresponding requirements of IAS 39 Financial Instruments: Recognition and Measurement and applies to periods beginning on or after 1 January 2018. It includes requirements on the classification of financial assets and financial liabilities; impairment and the effective interest method; and hedge accounting.  The Group’s adoption of the standard on 1 July 2018 is not expected to have a material impact on the measurement, presentation or disclosure of financial assets and financial liabilities in the consolidated financial statements.
IFRS 15 – “Revenue from Contracts with Customers”
IFRS 15 Revenue from Contracts with Customers provides new guidance for recognising revenue from all contracts with customers, except for contracts within the scope of the IFRS standards on leases, insurance and financial instruments. IFRS 15 requires an entity to recognise revenue in an amount that reflects the consideration to which the entity expects to be entitled in exchange for goods or services, when control of those goods or services transfers to the customer. IFRS 15 also requires expanded qualitative and quantitative disclosures regarding the nature, timing and uncertainty of revenue and cash flows arising from contracts with customers. Furthermore, IFRS 15 requires an entity to recognise (1) certain incremental costs to obtain a contract and (2) certain costs to fulfill a contract as an asset, which the entity must subsequently (a) amortise on a systematic basis that is consistent with the transfer of the goods or services to which the asset relates and (b) evaluate for impairment, if one or more factors or circumstances indicates that the carrying value of the asset may not be recoverable.
The Group will adopt IFRS 15 effective 1 July 2018 on a modified retrospective basis. Under this transition method, the Group will apply the new standard to contracts that are not substantially completed as of 1 July 2018. Management have performed a full assessment of the impact of IFRS 15. The full assessment involved the evaluation of significant, representative contracts entered into with customers under the five-step model prescribed by IFRS 15. This included a review of the contract acquisition costs, including the Group’s sales commission schemes, to determine whether the Group incurs incremental costs to obtain contracts that must be recognised as an asset and subsequently amortised pursuant to IFRS 15.
The Group had identified contract types, performance obligations and specific contract terms that have been separately evaluated for purposes of revenue recognition under IFRS 15. Since the majority of the Group’s services are charged to clients on a time and materials basis where the revenue generated is both variable and contingent based upon the hours worked by the Group’s employees, the Group’s current revenue policy of recognising revenue as the contract progresses will continue to be appropriate under IFRS 15. For fixed price contracts with milestones, the specific terms and conditions of a contract were reviewed and determined whether the revenue attributable to the contract will be recognised over time or at a point in time.
The Group also utilised all relevant practical expedients available under IFRS 15 for purposes of revenue recognition, including the practical expedient that permits an entity to expense contract acquisition costs as incurred, when the amortisation period for these costs is otherwise expected to be one year or less. The adoption of IFRS 15 will involve additional disclosures but not result in a material change to the 1 July 2018 opening balance sheet.
IFRS 16 – “Leases”
IFRS 16 Leases is effective for annual periods beginning on or after 1 January 2019. IFRS 16 requires lessees to recognise all leases with a lease term of greater than 12 months in the balance sheet by recognising a right of use asset and a corresponding financial liability to the lessor based on the present value of future lease payments. The new standard also eliminates the distinction between operating and finance leases. The majority of the Group lease portfolio relates to property leases. The Group is performing an assessment of the impact of adoption of IFRS 16 on its consolidated financial statements and related disclosures, which was ongoing at the end of the reporting period.
The Group does not anticipate that adoption of the following IFRSs will have a significant effect on the Group’s consolidated financial statements and related disclosures.
Effective for annual periods beginning on or after January 2018:

•	IFRIC 22 - Foreign Currency Transactions and Advance Consideration

•	Amendments to IAS 40 - Investment Property - Transfers of Investment Property

•	Amendments to IFRS 2 - Share-based Payment Transactions - Classification and measurement of Share-based Payment Transactions

•	Amendments to IFRS 4 - Insurance contracts - Applying IFRS 9 Financial Instruments with IFRS 4 Insurance contracts

Effective for annual periods beginning on or after January 2019:

•	IFRIC 23 - Uncertainty over Income Tax Treatments

•	Amendments to IFRS 9 - Financial Instruments - Prepayment Features with Negative Compensation

•	Amendments to IAS 28 - Investments in Associates and Joint Ventures - Long-term Interest in Associates and Joint Ventures

•	Amendments to IAS 19 - Employee Benefits - Plan Amendment, Curtailment or Settlement

•	Annual Improvements to IFRS 2015 - 2017 Cycle

Effective for annual periods beginning on or after January 2020:

•	Amendments to References to the Conceptual Framework in IFRS Standards

Effective for annual periods beginning on or after January 2021:

•	IFRS 17 - Insurance Contracts

3.	Significant Accounting Policies

1.	Statement of Compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”) and which were in effect at 30 June 2018.
The consolidated financial statements were authorised for issue by the Board on 11 October 2018.

2.	Basis of Preparation
The consolidated financial statements have been prepared on a historical cost convention, except where IFRS requires or permits fair value measurement.

The principal accounting policies adopted by the Group in the preparation of the consolidated financial statements are set out below.

3.	Functional and Presentation Currency
The consolidated financial statements are presented in British Pound Sterling (“Sterling”), which is the Company’s functional currency. All financial information presented in Sterling has been rounded to the nearest thousand, except when otherwise indicated.

4.	Cost of Sales
The Group divides cost of sales into two categories: direct cost of sales and allocated cost of sales. Direct cost of sales consists primarily of personnel costs, including salary, bonuses, share-based compensation, benefits and travel expenses for the Group’s employees directly involved in delivery of the Group’s services, as well as software licenses and other costs that relate directly to the delivery of services. Allocated cost of sales consists of the portion of depreciation and amortisation expense and property costs, including operating lease expense, related to delivery of the Group’s services.

5.	Use of Estimates and Judgments
The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts for assets, liabilities, income and expenses. Actual result may differ from these estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.
A key area involving estimates and judgment in the year ended 30 June 2018 relates to the accounting for business combinations and share-based compensation.
Business Combinations
Business acquisitions are accounted for using the acquisition method. The results of businesses acquired in a business combination are included in our consolidated financial statements from the date of the acquisition. Purchase accounting results in assets and liabilities of an acquired business being recorded at their estimated fair values on the acquisition date. Any excess consideration over the fair value of assets acquired and liabilities assumed is recognised as goodwill.
We perform valuations of assets acquired and liabilities assumed on each acquisition accounted for as a business combination and allocate the purchase price to the tangible and intangible assets acquired and liabilities assumed based on our best estimate of fair value. We determine the appropriate useful life of intangible assets by performing an analysis of cash flows based on historical experience of the acquired businesses. Intangible assets are amortised over their estimated useful lives based on the pattern in which the economic benefits associated with the asset are expected to be consumed, which to date has approximated the straight-line method of amortisation.
Any contingent consideration payable is measured at fair value at the acquisition date. If the contingent consideration is classified as equity, it is not re-measured and settlement is accounted for within equity. Otherwise, subsequent changes in the fair value of contingent consideration are recognised in profit and loss. At the balance sheet date the Group held a financial liability measured at fair value through profit or loss, in respect of contingent consideration, of £11.3 million which was considered a major source of estimation uncertainty. The valuation methodology, key assumptions and narrative sensitivity analysis are disclosed in notes 15 and 21.
Transaction costs associated with business combinations are expensed as incurred and are included in selling, general and administrative expenses.

Other than contingent consideration, there are no assumptions made about the future and other sources of estimation uncertainty at the balance sheet date that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities acquired within the next financial year.

Share-Based Compensation
We grant share incentive awards to certain of our employees and directors. These compensation arrangements are settled in equity, or in certain cases at our discretion, in cash, at a predetermined price and generally vest over a period of up to five years and, in certain cases, vest in full on a liquidity event involving our company. All vested share incentive awards have a term of five years before expiration. We measure share-based awards at the grant date based on the fair value of the award and we recognize it as a compensation expense over the vesting period. We determine the fair value of our share options using the Black-Scholes option-pricing model.
The Black-Scholes option pricing model requires the input of subjective assumptions, including assumptions about the expected life of share-based awards, share price volatility, risk-free interest rate, expected dividend yield and the fair value of our ordinary shares. Prior to the completion of our initial public offering, we relied, in part, on valuation reports prepared by unrelated third-party valuation firms to assist us in valuing our share-based awards.
In conducting these valuations, the third-party firm considered objective and subjective factors that it believed to be relevant for each valuation conducted, including its best estimate of our business condition, prospects, and operating performance at each valuation date. Within the valuations performed, a range of factors, assumptions, and methodologies were used. The significant factors considered included:
• the prices at which our ordinary shares were transferred in contemporaneous arm’s length transactions;
• the lack of an active public market for our ordinary shares;
• the material risks related to our business and industry;
• our business strategy;
• the market performance of publicly traded companies in the technology services sectors; and
• the likelihood of achieving a liquidity event for the holders of our ordinary shares, such as an initial public offering, given prevailing market conditions.
Following the completion of our initial public offering, the fair value of our ordinary shares will be determined based on the closing price of our ADSs on the New York Stock Exchange.

6.	Going concern
The Board has reviewed the Group’s business plan and forecasts for a period at least 12 months from the signing of these financial statements. This review took into consideration facilities available to the Group and access to capital markets now that the Group is publicly listed. As a result of such review, the Board believes that the Group has adequate resources to continue operations for the foreseeable future, being at least 12 months from the signing of these financial statements, and accordingly continue to adopt the going concern basis in preparing the consolidated financial statements.

7.	Basis of consolidation
The consolidated financial statements incorporate the financial statements of the Group and entities controlled by the Group made up to 30 June each year.
(i)    Business combinations
Business acquisitions are accounted for using the acquisition method. The results of businesses acquired in a business combination are included in the consolidated financial statements from the date of the acquisition. Purchase accounting results in assets and liabilities of an acquired business being recorded at their estimated fair values on the acquisition date. Any excess consideration over the fair value of assets acquired and liabilities assumed is recognised as goodwill.
The Group performs valuations of assets acquired and liabilities assumed on each acquisition accounted for as a business combination and allocates the purchase price to the tangible and intangible assets acquired and liabilities assumed based on management’s best estimate of fair value. The Group determines the appropriate useful life of intangible assets by performing an analysis of cash flows based on historical experience of the acquired businesses. Intangible assets are amortised over their estimated useful lives based on the pattern in which the economic benefits associated with the asset are expected to be consumed, which to date has approximated the straight-line method of amortisation.
Any contingent consideration payable is measured at fair value at the acquisition date. If the contingent consideration is classified as equity, it is not re-measured and settlement is accounted for within equity. Otherwise, subsequent changes in the fair value of contingent consideration are recognised in statement of comprehensive income.
Transaction costs associated with business combinations are expensed as incurred and are included in selling, general and administrative expenses.
(ii)    Subsidiaries
Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.
(iii)    Transactions eliminated on consolidation
All transactions and balances between Group Entities are eliminated on consolidation, including unrealised gains and losses on transactions between Group Entities. Where unrealised losses on intra-Group asset sales are reversed on consolidation, the underlying asset is also tested for impairment from a Group perspective.

8.	Foreign Currency
(i)    Foreign currency balances and transactions
Foreign currency transactions are translated into the functional currency of the applicable Group Entity, using the exchange rates prevailing at the dates of the transactions (spot exchange rate). Foreign exchange gains and losses resulting from the settlement of such transactions and from the re-measurement of monetary items denominated in foreign currency at period-end exchange rates are recognised in statement of comprehensive income. Non-monetary items are not retranslated at period-end and are measured at historical cost (translated using the exchange rates at the transaction date), except for non-monetary items measured at fair value which are translated using the exchange rates at the date when fair value was determined.
(ii)    Foreign operations
In the consolidated financial statements, all assets, liabilities and transactions of Group Entities with a functional currency other than Sterling are translated into Sterling upon consolidation. The functional currency of the entities in the Group has remained unchanged during the reporting period.
On consolidation, assets and liabilities have been translated into Sterling at the closing rate at the reporting date. Goodwill and fair value adjustments arising on the acquisition of a foreign entity have been treated as assets and liabilities of the foreign entity and translated into Sterling at the closing rate. Income and expenses have been translated into Sterling at the average rate over the reporting period. Exchange differences are charged/credited to other comprehensive income and recognised in the currency translation reserve in equity. On disposal of a foreign operation, the related cumulative translation differences recognised in equity are reclassified to statement of comprehensive income and are recognised as part of the gain or loss on disposal.

9.	Financial instruments
(i)    Recognition, initial measurement and de-recognition
Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions of the financial instrument and are measured initially at fair value adjusted by transaction costs, except for those carried at fair value through profit or loss, which are measured initially at fair value. Subsequent measurement of financial assets and financial liabilities are described below.
Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial recognition, loans and receivables are measured at amortised cost using the effective interest method, less provision for impairment. Discounting is omitted where the effect is immaterial. The Group’s cash and cash equivalents, trade and substantially all other receivables fall into this category of financial instruments.
Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default. Receivables that are not considered to be individually impaired are reviewed for impairment in groups, which are determined by reference to the industry and region of a counterparty and other shared credit risk characteristics. The impairment loss estimate is then based on recent historical counterparty default rates for each identified group.
Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss (“FVTPL”) include financial assets that are either classified as held for trading or that meet certain conditions and are designated at FVTPL upon initial recognition. All derivative financial instruments fall into this category. Assets in this category are measured at fair value with gains or losses recognised in the statement of comprehensive income. The fair values of financial assets in this category are determined by reference to active market transactions or using a valuation technique where no active market exists.
Financial assets are derecognised when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and all substantial risks and rewards are transferred. A financial liability is derecognised when it is extinguished, discharged, cancelled or expires.
(ii)    Classification and subsequent measurement of financial assets
All financial assets except for those at FVTPL are subject to review for impairment at least at 30 June of each year to identify whether there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described below.
(iii)    Classification and subsequent measurement of financial liabilities
The Group’s financial liabilities include borrowings, trade and other payables and derivative financial instruments.
Financial liabilities are measured subsequently at amortised cost using the effective interest method, except for financial liabilities held for trading or designated at FVTPL, which are carried subsequently at fair value with gains or losses recognised in the statement of comprehensive income. All derivative financial instruments that are not designated and effective as hedging instruments are accounted for at FVTPL.
All income and expenses relating to financial assets that are recognised in the statement of comprehensive income are presented within finance costs, finance income or other financial items, except for impairment of trade receivables, which is presented within selling, general and administrative expenses.

10.	Property, plant and equipment
(i)    Recognition and measurement
Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of an item of property, plant and equipment comprises:
(a) its purchase price, including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates;
(b) any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management; and
(c) the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, the obligation for which an entity incurs either when the item is acquired or as a consequence of having used the item during a particular period for purposes other than to produce inventories during that period.
When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items.
Any gain or loss on disposal of an item of property, plant and equipment (calculated as the difference between net proceeds from disposal and the carrying amount of the item) is recognised in the statement of comprehensive income.
(ii)    Subsequent costs
Subsequent expenditure is capitalised only when it is probable that future economic benefits associated with the expenditure will flow to the Group. Ongoing repairs and maintenance are expensed as incurred.
(iii)    Depreciation
Items of property, plant and equipment are depreciated on a straight-line basis in profit or loss over the estimated useful lives of each component. Leased assets are depreciated over the shorter of the leased term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the leased term. Land is not depreciated.
Items of property, plant and equipment are depreciated from the date they are installed and are ready for use, or in respect of internally constructed assets, from the date that the asset is completed and ready for use.
Depreciation is calculated so as to write off the cost of an asset, less its estimated residual value, over the useful economic life of that asset as follows:

Computers and equipment	3 years
Fixtures and fittings	5 years
Motor vehicles	5 years
Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

11.	Intangible assets and goodwill
(i)    Goodwill
Goodwill represents the excess of the aggregate purchase price paid over the fair value of the net assets acquired in our business combinations. Goodwill is not amortised and is tested for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Intangible assets generated by new acquisitions are separately assessed for impairment in the year in which the acquisition occurred and are assessed on a consolidated basis with all other acquired intangible assets beginning in the year following the acquisition.

Events or changes in circumstances that could trigger an impairment review include a significant adverse change in business climate, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel, significant changes in the manner of the Group’s use of the acquired assets or the strategy for the Group’s overall business, significant negative industry or economic trends, or significant underperformance relative to expected historical or projected future results of operations.
If the fair value of the reporting unit is less than book value, the carrying amount of the goodwill is compared to its recoverable amount. The estimate of recoverable amount may require valuations of certain internally generated and unrecognised intangible assets. If the carrying amount of goodwill exceeds the recoverable amount of that goodwill, an impairment loss is recognised in an amount equal to the excess. The Group tests for goodwill impairment on 30 June of each year.
(ii)    Other intangible assets
Other intangible assets that are acquired by the Group and have finite useful lives are measured at cost less accumulated amortisation and accumulated impairment losses.
Other intangible assets that are acquired by the Group in a business combination and have finite useful lives are measured at fair value at acquisition date less accumulated amortisation and accumulated impairment losses.
(iii)    Subsequent expenditure
Subsequent expenditure is only capitalised when it increases the future economic benefits embodied in the specific asset to which is relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognised in the statement of comprehensive income as incurred.
(iv)    Amortisation
Except for goodwill, intangible assets are amortised on a straight-line basis in the statement of comprehensive income over their estimated useful lives, from the date they are available for use.

Client relationship	5 - 10 years
Non-compete agreement	3 years
Computer software	3 - 10 years
Licences	Shorter of licence period and up to 3 years

12.	Lease agreements
(i)    Finance lease agreements
Where the Group enters into a lease that entails taking substantially all the risks and rewards of ownership of an asset, the lease is treated as a finance lease. The asset is recorded in the balance sheet as property, plant and equipment and is depreciated in accordance with the above depreciation policies. Future instalments under such leases, net of finance charges, are included within borrowings. Rentals payable are apportioned between the finance element, which is charged to the statement of comprehensive income on a straight line basis, and the capital element which reduces the outstanding obligation for future instalments.
(ii)    Operating lease agreements
Rental payments applicable to operating leases where substantially all of the benefits and risks of ownership remain with the lessor are charged to the statement of comprehensive income on a straight line basis over the period of the lease.
Lease incentives (such as rent-free periods or contributions by the lessor to the lessee's relocation costs) are considered an integral part of the consideration for the use of the leased asset. Incentives are treated as a reduction of lease income or lease expense. As they are an integral part of the net consideration agreed for the use of the leased asset, incentives are recognised by both the lessor and the lessee over the lease term, with each party using a single amortisation method applied to the net consideration.
(iii)    Lease payments
Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.
(iv)    Determining whether an arrangement contains a lease
At the inception of an arrangement, the Group determines whether such an arrangement is or contains a lease. This will be the case if the following two criteria are met:

•	The fulfilment of the arrangement is dependent on the use of a specific asset or assets; and

•	The arrangement contains the right to use the asset(s).

13.	Impairment
(i)    Non-financial assets
The carrying amounts of the Group’s non-financial assets, other than deferred tax assets, are reviewed at each reporting period to determine whether there is any indication of impairment. Goodwill and indefinite-lived intangible assets are tested at least annually for impairment.
For impairment assessment purposes, non-financial assets are grouped at the lowest levels for which there are largely independent cash inflows (cash generating units). As a result, some assets are tested individually for impairment and some are tested at cash-generating unit level. Goodwill is allocated to those cash-generating units that are expected to benefit from synergies of the related business combination and represent the lowest level within the Group at which management monitors goodwill.
Cash-generating units to which goodwill has been allocated (determined by the Group’s management as equivalent to its operating segments) are tested for impairment at least annually. All other individual assets or cash-generating units are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset or cash-generating unit’s carrying amount exceeds its recoverable amount, which is the higher of fair value less costs to sell and value-in use.
To determine the value-in-use, management estimates expected future cash flows from each cash generating unit and determines a suitable discount rate in order to calculate the present value of those cash flows. The data used for impairment testing procedures are directly linked to the Group’s latest approved budget, adjusted as necessary to exclude the effects of future reorganisations and asset enhancements. Discount factors are determined individually for each cash-generating unit and reflect management’s assessment of respective risk profiles, such as market and asset-specific risks factors. Impairment losses for cash-generating units reduce first the carrying amount of any goodwill allocated to that cash-generating unit. Any remaining impairment loss is charged pro rata to the other assets in the cash-generating unit. With the exception of goodwill, all assets are subsequently reassessed for indications that an impairment loss previously recognised may no longer exist. An impairment charge is reversed if the cash-generating unit’s recoverable amount exceeds its carrying amount.
(ii)    Non-derivative financial assets
A financial asset not classified as at fair value to profit and loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset, and that loss event(s) had an impact on the estimated future cash flows of the asset that can be estimated reliably.
Objective evidence that financial assets are impaired includes default or delinquency by a debtor, restructuring of an amount due to the Group on terms that the Group would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, adverse changes in the payment status of borrowers or issuers, economic conditions that correlate with defaults or the disappearance of an active market for a security. In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

14.	Employee benefits
(i)    Termination benefits
Termination benefits are recognised as an expense when the Group is demonstrably committed, without realistic probability of withdrawal, to a formal detailed plan to either terminate employment before retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits of voluntary redundancies are recognised as an expense if the Group has made an offer to voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If the benefits are payable more than 12 months after the reporting date, then they are discounted to their present value.
(ii)    Short-term employee benefits
Short-term employee benefit obligations are measured at an undiscounted basis and are expenses as the related service is provided. A liability is recognised for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.
The Group operates a defined contribution pension scheme for employees. The assets of the scheme are held separately from those of the Group. The annual contributions payable are charged to the statement of comprehensive income.
(iii)    Employee benefit trust
All assets and liabilities of the Endava Limited Guernsey Employee Benefit Trust (“the EBT”) have been consolidated in the consolidated financial statements as the Group has de facto control over the EBT’s net assets. Any assets held by the EBT cease to be recognised on the Group balance sheet when the assets vest unconditionally in identified beneficiaries.
The costs of purchasing own shares held by the EBT are shown as a deduction against equity of the Group. The proceeds from the sale of own shares held by the EBT increases shareholders’ funds. Neither the purchase nor sale of own shares leads to a gain or loss being recognised in the Group’s statement of comprehensive income.
(iv)    Employee share schemes and share based payments
The Group issues equity settled share options to its employees. The payments are measured at fair value at date of grant. The fair value of the share options issued is expensed to the statement of comprehensive income account on a straight line basis over the vesting period, based on the Group's estimate of the number of options that will eventually vest, updated at each balance sheet date.

15.	Provisions
Provisions for legal disputes, onerous contracts or other claims are recognised when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic resources will be required from the Group and amounts can be estimated reliably. Timing or amount of the outflow may still be uncertain.
Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. Provisions are discounted to their present values, where the time value of money is material. The unwinding of the discount is recognised as a finance cost.
Any reimbursement that the Group can be virtually certain to collect from a third party with respect to the obligation is recognised as a separate asset. However, this asset may not exceed the amount of the related provision.

16.	Revenue
The Group generates revenue primarily from the provision of its services and recognise revenue in accordance with IAS 18 – “Revenue.” Revenue is measured at fair value of the consideration received, excluding discounts, rebates, taxes and duties. The Group’s services are generally performed under time-and-material based contracts (where materials consist of travel and out-of-pocket expenses), fixed-price contracts and managed service contracts.
Under time-and-materials based contracts, the Group charges for services based on daily or hourly rates and bills and collects monthly in arrears. Revenue from time-and-materials contracts is recognised as services are performed, with the corresponding cost of providing those services reflected as cost of sales when incurred.
Under fixed-price contracts, the Group bills and collects monthly throughout the period of performance. Revenue is recognised based on the percentage of completion method, with the percentage of completion typically assessed using cost measures. Under this method, revenue is recognised in the accounting periods in which the associated services are rendered. In instances where final acceptance of a deliverable is specified by the client and there is risk or uncertainty of acceptance, revenue is deferred until all acceptance criteria have been met. The cumulative impact of any revision in estimates is reflected in the financial reporting period in which the change in estimate becomes known.
Under managed service contracts, the Group typically bills and collects upon executing the applicable contract and typically recognises revenue over the service period on a straight-line basis. Certain of the Group’s managed service contracts contain service-level commitments regarding availability, responsiveness, security, incident response and/or fulfillment of service and change requests. To the extent the Group has material uncertainty regarding its ability to comply with a service-level commitment, recognition of revenue related to the applicable contract would be deferred until the uncertainty is resolved and revenue recognised would be restricted to the extent of any provision made for potential damages or service-level credits. Further, to the extent the Group believes that it is probable that an outflow of resources may be required to address non-compliance with a service-level commitment, a provision would be made to cover the expected cost.
With respect to all types of contracts, revenue is only recognised when (i) the amount of revenue can be recognised reliably, (ii) it is probable that there will be a flow of economic benefits and (iii) any costs incurred are expected to be recoverable. Anticipated profit margins on contracts is reviewed monthly by the Group and, should it be deemed probable that a contract will be unprofitable, any foreseeable loss would be immediately recognised in full and provision would be made to cover the lower of the cost of fulfilling the contact and the cost of exiting the contract.

17.	Government grants
Government grants are assistance by government in the form of transfers of resources to the Group in return for past or future compliance with certain conditions relating to the operating activities of the Group. They exclude those forms of government assistance that cannot reasonably have a value placed upon them and transactions with government that cannot be distinguished from the normal trading transactions of the entity. Government grants are accounted for using the income approach under which they are recognised in the statement of comprehensive income on a systematic basis over the periods in which the Group recognises as expenses the related costs for which the grants are intended to compensate.
Following IAS 20 presentation options, the Group presents the grant related to income as a deduction from the related expense.

18.	Finance income and finance costs
Finance costs consist primarily of interest expense on borrowings and unwinding of the discount on acquisition holdbacks and contingent consideration. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognised in the statement of comprehensive income using the effective interest method. Finance income consists of interest income on funds invested. Interest income is recognised as it accrues in the statement of comprehensive income, using the effective interest method.
Finance income and finance costs also reflect the net effect of realised and unrealised foreign currency exchange gains and losses. Prior to 30 June 2016, the Group entered into forward contracts to fix the exchange rate for intercompany transactions between the Sterling and Romanian RON, with changes in the fair value of these forward contracts being recognised in the statement of comprehensive income.

19.	Income taxes
Tax expense recognised in the statement of comprehensive income comprises the sum of deferred tax and current tax not recognised in other comprehensive income or directly in equity.
Current income tax assets and/or liabilities comprise those obligations to, or claims from, fiscal authorities relating to the current or prior reporting periods, that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.
Amounts receivable in respect of research and development tax credits are recognised in the financial statements in the year in which the related expenditure was incurred, provided there is sufficient evidence that these amounts are recoverable. These credits are recognised within cost of sales in the group statement of comprehensive income.
Deferred income taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases. However, deferred tax is not provided on the initial recognition of goodwill, or on the initial recognition of an asset or liability unless the related transaction is a business combination or affects tax or accounting profit. Deferred tax on temporary differences associated with investments in subsidiaries is not provided if reversal of these temporary differences can be controlled by the Group and it is probable that reversal will not occur in the foreseeable future.
Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective periods of realisation, provided they are enacted or substantively enacted by the end of the reporting period. Deferred tax assets are recognised to the extent that it is probable that they will be able to be utilised against future taxable income, based on the Group’s forecast of future operating results which is adjusted for significant non-taxable income and expenses and specific limits to the use of any unused tax loss or credit. Deferred tax liabilities are always provided for in full.
Deferred tax assets and liabilities are offset only when the Group has a right and intention to set off current tax assets and liabilities from the same taxation authority.
Changes in deferred tax assets or liabilities are recognised as a component of tax income or expense in the statement of comprehensive income, except where they relate to items that are recognised in other comprehensive income or directly in equity, in which case the related deferred tax is also recognised in other comprehensive income or equity, respectively.

20.	Cash and cash equivalents
Cash and cash equivalents comprise cash on hand and demand deposits, together with other short-term, highly liquid investments that are readily convertible into known amounts of cash and that are subject to an insignificant risk of changes in value.

21.	Equity, reserves and dividend payments
Share capital represents the nominal value of shares that have been issued.
Share premium includes any premiums received on issue of share capital. Any transaction costs associated with the issuing of shares are deducted from share premium, net of any related income tax benefits.
Other components of equity include the following:

•	Translation reserve comprises foreign currency translation differences arising from the translation of financial statements of the group’s foreign entities into Sterling;

•	Capital redemption reserve is created to maintain the statutory capital maintenance requirements of the Companies Act 2006;

•	Merger relief reserve balance represents the fair value of the consideration given in excess of the nominal value of the ordinary shares issued in a business combination; and

•	Retained earnings include all current and prior period retained profits.
All transactions with equity shareholders of the Company are recorded separately within equity. Dividend distributions payable to equity shareholders of the Company are included in other liabilities when the dividends have been approved in a general meeting prior to the reporting date.
Investment in own shares represents shares held by the EBT.
The Group presents basic and diluted earnings per share (“EPS”) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted EPS is determined by dividing the profit or loss attributable to equity holders of the Company, adjusted by fair value movement of financial liabilities and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which include awards under share award schemes and share options granted to employees.

22.	Share split
On 6 July 2018, the Company completed a five for one share split of each class of ordinary shares. This share split has been retrospectively reflected in the financial statements impacting earnings per share calculations and disclosures regarding the number of ordinary shares. This is reflected in Notes 13, 25, 27 and 33 of these financial statements.

4.	Operating Segment Analysis
Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker (“CODM”) in deciding on how to allocate resources and in assessing performance. The Company’s CODM is considered to be the Company’s chief executive officer (“CEO”). The CEO reviews financial information presented on a Group level basis for purposes of making operating decisions and assessing financial performance. Therefore, the Group has determined that it operates in a single operating and reportable segment.
Major Customer
Worldpay (UK) Limited, or Worldpay, was our largest client for each of the last three fiscal years, contributing 10.8%, 13.0% and 15.6% of our total revenue in fiscal 2018, 2017 and 2016, respectively.
Geographical Information of Group’s Non-Current Assets
Geographical information about the Group's non-current assets (excluding deferred tax asset) is based on locations where the assets are accumulated:

	2018 £’000	2017 £’000
UK	£27,209	£27,028
North America	45,717	6,350
Europe	5,246	4,996
Other	2,261	1,339
Total	£80,433	£39,713

5.	Revenue
Revenue recognised in the Consolidated Statement of Comprehensive Income is analysed into the following geography split, based on where the service is being delivered to:

	2018 £’000	2017 £’000	2016 £’000
UK	£98,571	£79,938	£74,315
North America	45,600	25,944	20,906
Europe	73,442	53,486	20,211
Total	£217,613	£159,368	£115,432

6.	Operating Profit

	2018 £’000	2017 £’000	2016 £’000
Operating profit is stated after charging/(crediting):
Depreciation and impairment of owned property, plant and equipment	3,266	2,470	1,637
Depreciation of assets held under finance leases	72	62	83
Impairment of non-current assets (tangibles and intangibles)	19	—	(80)
Amortisation of intangible assets	2,912	1,814	1,242
Gain on disposal of property, plant and equipment	(79)	(16)	(15)
Loss on disposal of property, plant and equipment	74	122	—
Research and development expenditure credit	(1,008)	(1,322)	(1,117)
Government grants	(1,633)	(1,691)	(1,048)
Share-based compensation	1,505	854	768
Initial public offering preparation costs	4,643	—	—
Operating lease costs:
Land and buildings	8,444	6,443	4,437
Initial public offering preparation costs include professional fees incurred in the Group’s preparation for an initial public offering of the Company’s ordinary shares.
Auditor’s remuneration:
The Group paid the following amounts to its auditors in respect of the audit of the financial statements and for other services provided to the Group:

	2018 £’000	2017 £’000	2016 £’000
Audit of the financial statements	£437	£126	£80
Subsidiary local statutory audits	85	89	59
Total audit fees	522	215	139
Initial public offering fees	655	—	—
Total audit related fees	655	—	—
Total auditor’s remuneration	£1,177	£215	£139

7.	Particulars of Employees

	2018 No.	2017 No.	2016 No.
Average number of staff employed by the group during the year:
Number of operational staff	3,957	3,181	2,336
Number of administrative staff	373	283	190
Number of management staff	7	7	7
Total	4,337	3,471	2,533

	2018 £’000	2017 £’000	2016 £’000
Aggregate payroll costs of the above were:
Wages and salaries	£122,166	£82,894	£58,714
Social security and pension costs	15,336	14,850	8,643
Share-based compensation	1,505	854	768
Total	£139,007	£98,598	£68,125

8.	Key Management Remuneration
The compensation of the members of our Board of Directors was:

	2018 £’000	2017 £’000	2016 £’000

Remuneration paid	£1,204	£865	£1,275
Company contribution to pension scheme	50	41	59
Share-based compensation	107	79	77
Total	£1,361	£985	£1,411

Emoluments of highest paid director:
Remuneration paid	£589	£400	£387
Company contributions to pension scheme	34	31	30
Share-based compensation	25	27	24
Total	£648	£458	£441
There were 2 directors who were members of a pension scheme during the year (2017: 2; 2016: 4).
The highest paid director did not exercise share options in the year (2017: £nil; 2016: £nil) and did not receive shares under a long-term incentive scheme.

9.	Finance Costs

	2018 £’000	2017 £’000	2016 £’000
Interest charge on bank borrowings	£561	£286	£79
Interest charge on leases	8	22	35
Foreign exchange loss	17	967	—
Other interest charge	3	100	56
Fair value movement of financial liabilities	229	—	—
Total	£818	£1,375	£170

10.	Finance Income

	2018 £’000	2017 £’000	2016 £’000
Interest income on bank deposits	£26	£15	£17
Other interest income	9	3	4
Foreign exchange gain	—	—	4
Fair value gain on forward foreign exchange contracts held for trading	—	—	1,043
Total	£35	£18	£1,068

11.	Tax On Profit On Ordinary Activities
Analysis of charge / (credit) in the year

	2018 £’000	2017 £’000	2016 £’000
UK corporation tax based on the results for the year ended 30 June 2018 at 19% (2017: 19.75%, 2016: 20%)	£1,977	£1,664	£2,275
Overseas tax	4,048	3,066	2,188
Current Tax	6,025	4,730	4,463
Deferred Tax	(350)	138	(338)
Total tax	£5,675	£4,868	£4,125
The standard rate of corporation tax in the UK fell from 20% to19% with effect from 1 April 2017. Changes to reduce the UK corporation tax rate to 19% from 1 April 2017 and to 17% from 1 April 2020 were substantially enacted on 15 September 2016.

Reconciliation of the tax rate on group profits

	2018		2017		2016
	£’000%		£’000%		£’000%
Profit on ordinary activities before taxation	£24,650		£21,700		£20,831
Profit on ordinary activities at UK statutory rate	4,684	19.0	4,286	19.8	4,167	20.0
Differences in overseas tax rates	(359)	(1.5)	(219)	(1.0)	(372)	(1.8)
Impact of share based compensation	150	0.6	56	0.2	100	0.5
Utilisation of previously unrecognised tax losses	(2)	—	(2)	—	(31)	(0.1)
Other permanent differences	1,030	4.2	258	1.2	239	1.1
Adjustments related to prior periods	(73)	(0.3)	292	1.3	7	—
Tax on unremitted earnings/witholding tax on dividends	185	0.8	197	0.9	—	—
Impact of rate change on deferred tax	60	0.2	—	—	15	0.1
Total	£5,675	23.0%	£4,868	22.4%	£4,125	19.8%
The other permanent differences of £1,030,000 mainly related to certain expenses of the initial public offering that are not expected to be tax deductible in any jurisdiction.
Tax on items charged to equity and statement of comprehensive income

	2018 £’000	2017 £’000	2016 £’000
Share-based compensation	(1,090)	(42)	(63)
Total credit to equity and statement of comprehensive income	(1,090)	(42)	(63)
Unremitted Earnings
The aggregate amount of unremitted profits at 30 June 2018 was approximately £21,000,000 (2017 : £24,000,000). The movement during the year reflects profits made in various territories outside of the United Kingdom and repatriation of such profits through various dividend payments to Endava plc. UK legislation relating to company distributions provides for exemption from tax for most repatriated profits. Deferred taxation of £385,000 has been provided on these profits as of 30 June 2018 (2017 : £142,000).

12.	Deferred Tax Assets and Liabilities
Deferred taxes arising from temporary differences and unused tax losses are summarised as follows:

Deferred tax 2018	At 1 July 2017 £’000	Exchange Adjustments £’000	Credit / (Charge) to Profit and Loss £’000	Credit to Equity £’000	Acquisition £’000	At 30 June 2018 £’000
Accelerated capital allowances	£(76)	£(2)	£(9)	£—	£—	£(87)
Tax losses	227	—	(165)	—	—	62
Share-based compensation	271	—	309	1,090	—	1,670
Intangible assets	(2,490)	(61)	462	—	—	(2,089)
Other temporary differences	349	(2)	(247)	—	—	100
Total	£(1,719)	£(65)	£350	£1,090	£—	£(344)

Deferred tax 2017	At 1 July 2016 £’000	Exchange Adjustments £’000	Credit / (Charge) to Profit and Loss £’000	Credit to Equity £’000	Acquisition £’000	At 30 June 2017 £’000
Accelerated capital allowances	£(34)	£—	£(42)	£—	£—	£(76)
Tax losses	312	15	(100)	—	—	227
Share-based compensation	117	(1)	113	42	—	271
Intangible assets	(1,543)	(141)	269	—	(1,075)	(2,490)
Other temporary differences	724	3	(378)	—	—	349
Total	£(424)	£(124)	£(138)	£42	£(1,075)	£(1,719)
The deferred tax charge to the statement of comprehensive income relating to changes in tax rates is £60,000 (2017: £0). All other deferred tax movements arise from the origination and reversal of temporary differences. Deferred tax assets are recognised to the extent it is probable that taxable profits will be generated against which those assets can be utilised.
After offsetting deferred tax assets and liabilities where appropriate within territories, the net deferred tax comprises:

	2018 £’000	2017 £’000
Deferred tax assets	2,488	867
Deferred tax liabilities	(2,832)	(2,586)
Net deferred tax	(344)	(1,719)

13.	Earnings Per Share
Basic earnings per share
Basic EPS is calculated by dividing the profit for the year attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.

	2018 £’000	2017 £’000	2016 £’000
Profit for the year attributable to equity holders of the Company	18,975	16,832	16,706

	2018	2017	2016
Weighted average number of shares outstanding	45,100,165	45,258,750	45,389,210

	2018	2017	2016
Earnings per share - basic (£)	0.42	0.37	0.37
The Group’s weighted average number of shares outstanding has been adjusted by the number of shares held by the Employee Benefit Trust.
Diluted Earnings Per Share
Diluted EPS is calculated by dividing the profit for the year attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of shares that would be issued if all dilutive potential ordinary shares were converted into ordinary shares. In accordance with IAS 33, the dilutive earnings per share are without reference to adjustments in respect of outstanding shares when the impact would be anti-dilutive.

	2018 £’000	2017 £’000	2016 £’000
Profit for the year attributable to equity holders of the Company	18,975	16,832	16,706
Fair value movement of financial liabilities	126	—	—
Profit for the year attributable to equity holders of the Company including impact of fair value adjustment of contingent consideration	19,101	16,832	16,706

	2018	2017	2016
Weighted average number of shares outstanding	45,100,165	45,258,750	45,389,210
Diluted by: options in issue and contingent shares	5,326,051	4,033,770	3,928,835
Weighted average number of shares outstanding (diluted)	50,426,216	49,292,520	49,318,045

	2018	2017	2016
Earnings per share - diluted (£)	0.38	0.34	0.34

14.	Goodwill

2018	£’000
Cost
At 1 July 2017	16,198
Acquired through business combinations	24,212
Effect of foreign exchange translations	652
At 30 June 2018	41,062

2017
Cost
At 1 July 2016	11,321
Acquired through business combinations	4,200
Effect of foreign exchange translations	677
At 30 June 2017	16,198

Net book value
At 30 June 2018	41,062
At 30 June 2017	16,198
The Group has one Cash Generating Unit (“CGU”) and accordingly goodwill is reported under one CGU.
During 2018, the Group acquired 100% of Velocity Partners, LLC (“Velocity Partners”) voting rights and obtained control of Velocity Partners, which resulted in an increase in goodwill of £24,212,000. All goodwill is recorded in local currency. Additions are converted at the exchange rate on the date of the transaction and the goodwill at the end of the year is stated at closing exchange rates.
During 2017, the Group acquired 100% of Integrated Systems Development Corporation (“ISDC”) voting rights and obtained control of ISDC, which resulted in an increase in goodwill of £4,200,000. All goodwill is recorded in local currency. Additions are converted at the exchange rate on the date of the transaction and the goodwill at the end of the year is stated at closing exchange rates.
Goodwill Impairment Testing
Goodwill is not amortised and is tested for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Events or changes in circumstances that could trigger an impairment review include a significant adverse change in business climate, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel, significant changes in the manner of our use of the acquired assets or the strategy for our overall business, significant negative industry or economic trends, or significant underperformance relative to expected historical or projected future results of operations.
For the year ended 30 June 2018, the Board reviewed the value of goodwill based on internal value in use calculations. The key assumptions for these calculations are discount rates, growth rates and expected changes to gross margins during the period. The growth rates for the analysed period are based on management’s expectations of the medium-term performance of the acquired businesses, planned growth market shares, industry forecasts and growth in the market. These calculations used five-year cash flow projections based on financial budgets approved by management and assumed a 1.5% terminal growth rate thereafter.

The key assumptions used in the assessments for the years ended 30 June 2018 and 2017 are as follows:

	2018	2017
Growth rate	20%	25%
Discount rate	15.7%	19.5%
Terminal growth rate	1.5%	1.5%
Management’s impairment assessment for 2018 and 2017 indicates value in use substantially in excess of the carrying value of goodwill. Management therefore believes that no reasonably possible change in any of the above key assumptions would cause the carrying value of the unit to materially exceed its recoverable amount.
As at 30 June 2018 and 30 June 2017, there were no indicators of impairment that suggested that the carrying amount of the Group’s goodwill is not recoverable.

15.	Acquisition Of Subsidiaries
Acquisition of Velocity Partners
On 29 December 2017 (the “Acquisition Date”), the Group entered into an Equity Purchase Agreement (“the Purchase Agreement”) pursuant to which the Group acquired all of the issued and outstanding equity of Velocity Partners, LLC (“Velocity Partners”). Velocity Partners is based in Seattle, Washington and provides software development services to clients based in North America. Following the acquisition, 527 employees of Velocity Partners became part of the Group.
The acquisition accounting for the Velocity Partners acquisition was considered final as at 30 June 2018.
Total consideration includes elements of cash, contingent consideration and deferred compensation. Under the Purchase Agreement, there are other amounts that are payable in future periods based on the continued service of certain employees of Velocity Partners. Any amounts based on continued service provided to the post-combination entity have been excluded from consideration and will instead be accounted for as ongoing remuneration. The following table summarises the acquisition date fair values of each major class of consideration transferred:

£’000
Initial cash consideration	28,586
Fair value of deferred consideration	4,198
Fair value of contingent consideration	10,933
Fair value of tax refund consideration	1,170
Total consideration transferred	44,887
Under the Purchase Agreement, the Group paid to the former equity holders of Velocity Partners a cash purchase price of £28.6 million. In addition, the Group recognised a fair value of £4.2 million of deferred consideration attributed to a holdback amount, of which £3.0 million is payable one year after the Acquisition Date and £1.5 million is payable within 18-months of the Acquisition Date.
The contingent consideration ultimately may be settled with cash, equity or a combination of both cash and equity, based upon a number of conditions specified in the Purchase Agreement. The factors that will determine the portion of the contingent consideration that ultimately must be settled in cash include (1) whether the Group completes an IPO prior to the third anniversary of the Acquisition Date, (2) the timing of any future IPO event that may occur and (3) the weighted average trading price of the Group’s Class A ordinary shares (including in the form of American Depositary Shares) during the initial 30-day period immediately following any IPO event. During the 3-year period immediately following the Acquisition Date, the Group will pay cash in an amount equal to approximately one third of the contingent consideration, plus a supplemental cash amount, on each anniversary date that passes prior to the consummation of an

IPO. Upon consummation of an IPO, equity becomes the initial means of settlement of any portion of the contingent consideration not previously settled in cash upon the passage of an anniversary of the Acquisition Date. The maximum number of shares issuable upon the occurrence of an IPO is 1,125,035 shares, dependent on the timing of the occurrence of an IPO. However, the Group may be required to supplement the equity issuance with additional cash consideration, based on the average trading price of the Group’s Class A ordinary shares (including in the form of American Depositary Shares) during the 30-day period immediately following the IPO. The total cash to be paid will not exceed £12.1 million under any circumstances.
In accordance with IFRS 13 “Fair Value Measurement,” the Group measures its contingent consideration liability recognised in connection with the acquisition of Velocity Partners at fair value (the “contingent equity consideration”). Since the IPO happened on 27 July 2018, the fair value of the contingent consideration has increased because the closing price achieved on IPO was higher than the price valuation used at 30 June 2018. This was accounted for as a non-adjusting post balance sheet event.
The tax refund consideration of £1.2 million represents the amounts due to the former equity holders of Velocity Partners if we receive certain future tax refunds. As part of Velocity Partner’s closing balance sheet as of the acquisition date, Velocity Partners has recorded a $0.5 million tax receivable for a Washington State tax refund for the periods from 2010-2013 and $1.1 million value-added tax receivable in Argentina, recorded in other receivables. In the instance Velocity Partners receives proceeds under either of these tax refunds, they are owed to the seller as part of the terms of the Equity Purchase Agreement.
The Company's allocation of the total purchase consideration amongst the net assets acquired is as follows:

Fair Value £’000
Intangible asset - Client relationships	15,214
Property, plant and equipment	932
Trade and other receivables	6,045
Cash and cash equivalents	2,342
Trade and other payables	(3,792)
Corporation tax payable	(39)
Deferred tax liability	(27)
Total net assets acquired	20,675
Other than intangible assets, there were no differences between the fair values and the book values of net assets acquired at acquisition.
Intangible assets subject to valuation include customer relationships. Other immaterial intangibles assets that exist include the Velocity Partners trade name and a non-compete agreement. The multi period excess earnings method (“MPEEM”) was applied to determine the fair value of the customer relationship intangible asset. The fair value determined under this approach is a function of the following: (1) future revenues expected to be generated by these assets and the profitability of these assets; (2) identification of the contribution of other tangible and intangible assets to the cash flows of these assets to apply an appropriate capital charge against the cash flows; and (3) determination of the appropriate risk-adjusted discount rate to calculate the present value of the stream of anticipated cash flows.
An estimate was made by the Group regarding the amount of future revenues that could be attributed to Velocity Partners’ customers that existed as of the acquisition date. This revenue projection was based on recurring revenue from existing customers prior to any customer attrition. As the estimate of fair value for the customer related asset is based on MPEEM, consideration was given to contributions to earnings from “contributory assets” other than customer relationships, in order to isolate the cash flows attributable to the customer related asset inclusive of other assets. The after-tax residual cash flows attributable to existing customers were adjusted for attrition and discounted to a present value. The fair value of the assembled workforce acquired is included in the amount initially recorded as goodwill.

Deferred Tax
The deferred tax liability at acquisition on the customer relationship was zero as the tax base at the date of acquisition was equal to the carrying value. Over time, a temporary difference will arise and applicable U.S. tax rates will be applied to arrive at the deferred tax balance.
Goodwill
Goodwill arising from the acquisition has been recognised as follows:

£’000
Consideration transferred	44,887
Fair value of identifiable net assets	(20,675)
Goodwill	24,212
Goodwill relates to the benefit of expected synergies, future market development (including future growth potential from new clients) and the possibility of innovation and expansion by utilising a larger workforce. These benefits are not recognised separately from goodwill as they do not meet the recognition criteria for identifiable intangible assets.
Revenue and Profit of Velocity Partners From Acquisition Date to 30 June 2018

£’000
Revenue	15,281
Profit	2,635
Revenue and Profit of Velocity Partners for Current Reporting Period (had the acquisition occurred at the beginning of the reporting period)

£’000
Revenue	30,383
Profit	4,327
Acquisition Related Costs

£’000
Legal and professional fees	1,233

Acquisition of ISDC
On 2 September 2016, the Group acquired 100% of ISDC voting rights and obtained control of ISDC. ISDC conducts its operations in the Netherlands, Romania and Bulgaria. Following the acquisition, 286 employees of ISDC became part of the Group.

Consideration Transferred
The following table summarises the acquisition date fair values of each major class of consideration transferred:

£’000
Cash	8,862
Total consideration transferred	8,862
Identifiable Assets Acquired and Liabilities Assumed
The fair value of assets acquired and liabilities assumed on the date of the acquisition were as follows:

Fair Value £’000
Client relationships	4,301
Property, plant and equipment	323
Trade and other receivables	1,739
Cash and cash equivalents	768
Trade and other payables	(648)
Other taxation and social security	(430)
Corporation tax payable	(17)
Borrowings	(196)
Other liabilities	(103)
Deferred tax liability	(1,075)
Total net assets acquired	4,662
Measurement of fair values
Intangible assets
The multi-period excess earnings method (“MEEM”) was applied to determine the fair value of intangibles.
Excess earnings are determined from the projected financial statements through the difference between the after tax operating profit to the existing clients and the required cost of invested capital (“CAC”) on all the other supporting assets (tangible and intangible). The value of the subject intangible asset corresponds to the present value of these excess earnings over the expected remaining useful life of the asset.
The CAC consists of a charge intended to ensure that the residual income stream only relates to the subject intangible asset to be valued, profits generated from sales to a client cannot be ascribed solely to the client itself. To generate sales, other assets (such as fixed assets, working capital and other intangible assets) all contribute to the performance of the acquired business.
Contributory assets charges are valued prior to the client relationships valuation so that the expected CAC on these assets can be computed and deducted from the flows considered.
Intangible assets subject to valuation include client relationships. Client relationships were not accounted for by the acquired business, as it developed them internally and charged the related costs to expense.

Goodwill
Goodwill arising from the acquisition has been recognised as follows:

£’000
Consideration transferred	8,862
Fair value of identifiable net assets	(4,662)
Goodwill	4,200
Goodwill relates to the benefit of expected synergies, future market development and the assembled workforce. These benefits are not recognised separately from goodwill as they do not meet the recognition criteria for identifiable intangible assets.
Revenue and Profit of ISDC From Acquisition Date to 30 June 2017

£’000
Revenue	10,338
Profit	1,398
Revenue and Profit of ISDC for 2017 Reporting Period (had the acquisition occurred at the beginning of the reporting period)

£’000
Revenue	12,262
Profit	1,589
Acquisition Related Costs

£’000
Legal and professional fees	550

16.	Intangible Assets

2018	Client relationship £’000	Software and licences £’000	Non-Compete Agreement £’000	Total £’000
Cost
At 1 July 2017	£17,603	£1,819	£137	£19,559
Additions	—	1,827	—	1,827
On acquisition of subsidiary / business	15,214	22	—	15,236
Disposals	—	(13)	—	(13)
Effect of foreign exchange translations	745	3	(3)	745
At 30 June 2018	£33,562	£3,658	£134	£37,354

Amortisation
At 1 July 2017	£3,058	£397	£75	£3,530
Charge for the year	2,611	257	44	2,912
Impairment	—	19	—	19
Disposals	—	(13)	—	(13)
Effect of foreign exchange translations	117	2	—	119
At 30 June 2018	£5,786	£662	£119	£6,567
Net book value
At 30 June 2018	£27,776	£2,996	£15	£30,787

2017	Client relationship £’000	Software and licences £’000	Non-Compete Agreement £’000	Total £’000
Cost
At 1 July 2016	£12,200	£391	£133	£12,724
Additions	—	1,364	—	1,364
On acquisition of subsidiary / business	4,301	—	—	4,301
Reclassification	—	61	—	61
Disposals	—	(22)	—	(22)
Effect of foreign exchange translations	1,102	25	4	1,131
At 30 June 2017	£17,603	£1,819	£137	£19,559

Amortisation
At 1 July 2016	£1,244	£220	£29	£1,493
Charge for the year	1,668	99	47	1,814
Reclassification	—	58	—	58
Disposals	—	(3)	—	(3)
Effect of foreign exchange translations	146	23	(1)	168
At 30 June 2017	£3,058	£397	£75	£3,530
Net book value
At 30 June 2017	£14,545	£1,422	£62	£16,029

The reclassifications of software and licences in 2017 arose as a result of the Group aligning asset classifications across all Group entities as part of the migration of fixed asset registers onto a single platform.

17.	Property, Plant and Equipment

2018	Computers & Equipment £’000	Fixtures & Fittings £’000	Motor Vehicles £’000	Fixed Assets in Progress £’000	Total £’000
Cost
At 1 July 2017	£10,698	£6,901	£21	£—	£17,620
Additions	2,111	1,381	—	164	3,656
On acquisition of subsidiary / business	417	492	—	—	909
Disposals	(798)	(555)	—	—	(1,353)
Effect of foreign exchange translations	(73)	(48)	(1)	—	(122)
At 30 June 2018	£12,355	£8,171	£20	£164	£20,710

Depreciation
At 1 July 2017	£7,151	£2,963	£20	£—	£10,134
Charge for the year	2,095	1,243	—	—	3,338
On disposals	(734)	(545)	—	—	(1,279)
Effect of foreign exchange translations	(35)	(32)	—	—	(67)
At 30 June 2018	£8,477	£3,629	£20	£—	£12,126
Net book value
At 30 June 2018	£3,878	£4,542	—	£164	£8,584

2017	Computers & Equipment £’000	Fixtures & Fittings £’000	Motor Vehicles £’000	Fixed Assets in Progress £’000	Total £’000
Cost
At 1 July 2016	£9,350	£3,249	£19	£381	£12,999
Additions	2,423	2,585	—	—	5,008
On acquisition of subsidiary / business	232	90	1	—	323
Reclassification	(1,333)	1,272	—	—	(61)
Disposals	(334)	(816)	—	—	(1,150)
Transfers	—	381	—	(381)	—
Effect of foreign exchange translations	360	140	1	—	501
At 30 June 2017	£10,698	£6,901	£21	£—	£17,620

Depreciation
At 1 July 2016	£6,388	£1,857	£19	£—	£8,264
Charge for the year	1,653	879	—	—	2,532
Reclassification	(866)	808	—	—	(58)
On disposals	(233)	(683)	—	—	(916)
Effect of foreign exchange translations	209	102	1	—	312
At 30 June 2017	£7,151	£2,963	£20	£—	£10,134
Net book value
At 30 June 2017	£3,547	£3,938	£1	£—	£7,486
The reclassifications of fixed assets in 2017 arose as a result of the Group aligning asset classifications across all Group entities as part of the migration of fixed asset registers onto a single platform.

18.	Significant Shareholdings and Related Party Transactions
Significant shareholdings
At 30 June 2018, the Group held 20% or more of the share capital of the following entities:

Subsidiary	Country of Incorporation	Class of Shares Held	Percentage of Shares Held	Principal Activity
Endava plc	UK	Ordinary	100%	Holding company
Endava (UK) Limited	UK	Ordinary	100%	Provision of IT services
Endava (Managed Services) Limited*	UK	Ordinary	100%	Provision of IT services
ICS Endava SRL	Moldova	Ordinary	100%	Provision of IT services
Endava Romania SRL	Romania	Ordinary	100%	Provision of IT services
Endava (US) LLC**	US	Ordinary	100%	Provision of IT services
Endava (Ireland) Limited	Ireland	Ordinary	100%	Provision of IT services
Endava GmbH	Germany	Ordinary	100%	Provision of IT services
Endava DOOEL Skopje	Macedonia	Ordinary	100%	Provision of IT services
Endava Inc.	US	Ordinary	100%	Provision of IT services
Endava d.o.o. Beograd	Serbia	Ordinary	100%	Provision of IT Services
Endava Technology SRL	Romania	Ordinary	99%	Provision of IT Services
Endava Holding B.V.	The Netherlands	Ordinary	99.80%	Holding Company
Endava B.V.	The Netherlands	Ordinary	99.80%	Provision of IT services
Endava EOOD	Bulgaria	Ordinary	99.80%	Provision of IT services
Endava S.A.S.	Colombia	Ordinary	100%	Provision of IT Services
Endava ApS	Denmark	Ordinary	100%	Provision of IT Services
Velocity Partners LLC***	US	Ordinary	100%	Provision of IT Services
Velocity Partners Holding Inc	US	Ordinary	100%	Provision of IT Services
Nearshore Ventures LLC	US	Ordinary	100%	Provision of IT Services
Velocity Partners Vnz S.C.A.	Venezuela	Ordinary	100%	Provision of IT Services
Velocity Partners Argentina SRL	Argentina	Ordinary	100%	Provision of IT Services
Velocity Partners Colombia S.A.S.	Colombia	Ordinary	100%	Provision of IT Services
Velocity Partners Uruguay SRL	Uruguay	Ordinary	100%	Provision of IT Services
Endava Limited Guernsey Employee Benefit Trust	UK	Ordinary	100%	Employee Benefit Trust
________________

*	Held by Endava (UK) Limited

**	Held by Endava (Managed Services) Limited

***	Held by Endava Inc.

Dormant Entities

Endava (Romania) Limited	UK	Ordinary	100%
Green Mango Software Services Ltd	UK	Ordinary	100%
Testing 4 Finance Ltd	UK	Ordinary	100%
Alpheus Limited	UK	Ordinary	100%
Related Party Transactions

At 30 June 2018, the executive officers and directors owned 14,952,285 £0.02 ordinary shares (2017: 15,150,285 £0.02 ordinary shares) and held awards over a further 1,206,220 £0.02 ordinary shares (2017: 1,187,470 £0.02 ordinary shares). Other than the transactions with executive officers and directors disclosed above, no other related party transactions have been identified.
Ultimate Parent
Endava plc is the ultimate parent entity of the Group and it is considered that there is no ultimate controlling party.

19.	Trade and Other Receivables

	2018 £’000	2017 £’000
Trade receivables	£26,005	£30,236
Prepayments	4,259	2,095
Accrued income	17,147	5,367
Research and development tax credit	2,088	2,933
Grant receivable	816	—
Other receivables	2,037	863
Total trade and other receivables	£52,352	£41,494
Trade receivables are non-interest-bearing and are generally on 30 to 90 day terms depending on the geographical territory in which sales are generated. The carrying value of trade and other receivables also represents their fair value.

	2018 £’000	2017 £’000
Trade receivables - gross	£26,431	£30,401
Provision for impairment	(426)	(165)
Trade receivables - net	£26,005	£30,236

20.	Trade and Other Payables

	2018 £’000	2017 £’000
Trade payables	£4,504	£3,722
Other taxation and social security	3,219	4,336
Other liabilities	1,177	3,869
Accruals	28,932	10,827
Deferred income	2,411	1,604
Total trade and other payables	£40,243	£24,358

21.	Financial Assets and Liabilities
Categories of financial assets and financial liabilities
The accounting policies provide a description of each category of financial assets and financial liabilities.
The fair values of financial assets and liabilities are included at the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the end of the reporting period.

The carrying amounts of cash and cash equivalents, finance leases, bank loans, trade and other receivables and trade and other payables is a close approximation of their fair values.
Where financial assets and financial liabilities are measured at fair value, their measurement is classified into the following hierarchy:

•	Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The following financial assets and financial liabilities were classified within level 3:

Financial Assets	2018 £’000	2017 £’000
Trade and other receivables	£52,352	£41,494
Cash and cash equivalents	15,048	23,571
Total financial assets	£67,400	£65,065

Financial liabilities	2018 £’000	2017 £’000
Non-current borrowings	£20	£63
Current borrowings	19,744	29,402
Trade and other payables	40,243	24,358
Contingent consideration	12,510	—
Deferred consideration	4,401	—
Other liabilities	277	253
Total financial liabilities	£77,195	£54,076
Fair Value Movement of Contingent Consideration

£’000
Fair value at 1 July 2017	£—
Arising on acquisition of Velocity Partners	10,933
Movement in fair value recognised in finance cost	126
Foreign exchange recognised in other comprehensive income	255
Fair value at 30 June 2018	£11,314
The valuation technique used, significant unobservable inputs and inter-relationship between significant unobservable inputs are shown below:

Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurement
Scenario based discounted cash flow: the valuation model considers the present value of the expected future payments in several probability weighted scenarios, discounted at risk adjusted discount rate.
Expected future cash flows (30 June 2018 - total maximum of £12.1million, minimum of £nil over 3 years) Fair value of ordinary shares (30 June 2018 - $12.79) Discount rate (30 June 2018 - 3%)
The estimated fair value would increase (decrease) if:

the expected cash flows were higher (lower); or

the fair value of ordinary shares was higher (lower); or

the risk-adjusted discount rate were lower (higher)

22.	Loans and Borrowings
Terms and conditions of outstanding loans as of 30 June 2018 and 2017 are as follows:

Type	Nominal Interest p.a.	Year of Maturity	2018 £’000	2017 £’000
Revolving credit facility	LIBOR/ EURIBOR + variable margin ( 0.80% - 1.40%)	2020	£19,700	£29,288
Technology loan	8%	2017	—	26
Finance lease	3.5% - 10%	2015-2020	64	151
Total loans and Borrowings			£19,764	£29,465
The multicurrency revolving credit facility with HSBC has an unlimited multilateral guarantee to secure all liabilities of Endava plc, Endava (UK) Limited, Endava Inc, Endava Holding B.V. and Endava Romania SRL through various security arrangements, including debentures, share and equity pledges and mortgage agreements.
The technology loan and finance lease with Lombard are unsecured loans and leases.
Short term / Long term loans balances as of 30 June 2018 and 2017 are as follows:

	2018 £'000			2017 £'000
	Current	Non-Current	Total	Current	Non-Current	Total
Revolving credit facility	£19,700	£—	£19,700	£29,288	£—	£29,288
Technology loan	—	—	—	26	—	26
Finance lease	44	20	64	88	63	151
Total	£19,744	£20	£19,764	£29,402	£63	£29,465
The Group has a secured bank revolving credit facility with a carrying amount of £19,700,000 at 30 June 2018 (2017: £29,288,000). Commitment fees are charged on the undrawn balance of the facility.
The facility contains interest cover and net leverage financial convenants. The covenants are tested on a quarterly basis based on trailing twelve months results. At 30 June 2018 and 30 June 2017, the Group complied with these financial covenants.

Guarantees
Parent Company
Parent Company Guarantee with Trinity Mirror Shared Services Limited guaranteeing the performance of Endava Managed Services (Terminated 26 July 2018);
Parent Company Guarantee with United Business Center Cluj One SRL guaranteeing the payment obligations and other liabilities of Endava Romania SRL under the lease for the Cluj office;
Parent Company Guarantee with Riviera Office SRL guaranteeing the payment obligations and other liabilities of Endava Romania SRL under the lease for the Cluj office;
Parent Company Guarantee with Iulius Mall Cluj SRL guaranteeing the payment obligations and other liabilities of Endava Romania SRL under the lease for the Cluj temporary office;
Parent Company Guarantee with S.C Palas 4 S.R.L and Palas 2 guaranteeing the payment obligations and other liabilities of Endava Romania SRL under the lease for the Iasi office;
Composite Company Unlimited Multilateral Guarantee in favour of HSBC, in place to support the revolving credit facility (“RCF”);
Company guarantee and indemnity to Endava (Managed Services) Limited in favour of Lombard Technology Services Limited;
Letter of Comfort – Corporate Guarantee for AFI 3 – Lease agreement no. 3 guaranteeing the payment obligations and other liabilities of Endava Romania SRL under the lease for the AFI 3 office;
Parent Company Guarantee with United Business Center 1 SRL and United Business Center 3 SRL guaranteeing the payment obligations and other liabilities of Endava Romania SRL under the lease for the Timisoara office;
Letter of Comfort – Corporate Guarantee for AFI 4&5 – Lease agreement no. 48 guaranteeing the payment obligations and other liabilities of Endava Romania SRL under the lease for the AFI 4&5 office;
Composite Company Limited Multilateral Guarantee dated 02 November 2006 given by Endava Limited, Endava (Projects) Limited, Endava (Managed Services) Limited, Endava (UK) Limited, Endava (Solutions) Limited (wound up), Endava (Romania) Limited to HSBC;
Debenture including Fixed Charge over all present freehold and leasehold property; First Fixed Charge over book and other debts, chattels, goodwill and uncalled capital, both present and future; and First Floating Charge over all assets and undertaking both present and future dated 04 June 2015 to HSBC.
Subsidiaries
Endava Romania SRL
Class guarantee facility of €9,000,000 in favour of Romanian Ministry of Finance;
Bank guarantee of €109,214 for United Business Centre Cluj (Cluj office);
Bank guarantee of €570,391 for AFI Bucharest office;
Bank guarantee of €100,000 for SC Palas SRL Iasi office;
Bank guarantee of €110,075 for Merce Real Invest (PBC Cluj office);
Bank guarantee of €25,049 for Iulius Mall Cluj-Napoca ( Cluj office);
Composite Company Unlimited Multilateral Guarantee in place to support the RCF facility.

Endava DOOEL Skopje
Bank guarantee of €167,511 (Skopje office);
Corporate Guarantee with the government of the Republic of Macedonia guaranteeing the fulfillment of the obligations of Endava DOOEL Skopje under the contract for granting state aid.
Endava d.o.o. Beograd
Bank guarantee of €441,839 in favour of Demo Invest doo Beograd (Belgrade office).
Endava (UK) Limited
Parent Company Guarantee with Worldpay under the umbrella agreement dated 22 November 2016, guaranteeing payments for Endava Technology for the term of the BOA until exercise and completion of the option to transfer or 6 years after the termination of the BOA;
Composite Company Unlimited Multilateral Guarantee in place to support the RCF facility;
Composite Company Limited Multilateral Guarantee dated 02 November 2006 given by Endava Limited, Endava (Projects) Limited, Endava (Managed Services) Limited, Endava (UK) Limited, Endava (Solutions) Limited (wound up), Endava (Romania) Limited to HSBC;
Debenture including Fixed Charge over all present freehold and leasehold property; First Fixed Charge over book and other debts, chattels, goodwill and uncalled capital, both present and future; and First Floating Charge over all assets and undertaking both present and future dated 24 July 2014 to HSBC;
Debenture including Fixed Charge over all present freehold and leasehold property; First Fixed Charge over book and other debts, chattels, goodwill and uncalled capital, both present and future; and First Floating Charge over all assets and undertaking both present and future dated 04 June 2015 to HSBC.
Endava EOOD Bulgaria
Bank guarantee of €87,734 (Sofia office) .
Endava Inc.
Bank guarantee of $37,712 for 441 Lexington Avenue ( New York office).
Bank guarantee of $174,794 for MEPT 757 Lexington Avenue ( New York office).
Letter of Comfort for Velocity Partners of $6,000,000 related to the acquisition of Velocity Partners.
Composite Company Unlimited Multilateral Guarantee in place to support the RCF facility.
Endava Holding B.V.
Bank guarantee of €8,621 for Hilversum office;
Composite Company Unlimited Multilateral Guarantee in place to support the RCF facility.
Endava (Managed Services) Limited
Composite Company Limited Multilateral Guarantee dated 02 November 2006 given by Endava Limited, Endava (Projects) Limited, Endava (Managed Services) Limited, Endava (UK) Limited, Endava (Solutions) Limited (wound up), Endava (Romania) Limited to HSBC;
Debenture including Fixed Charge over all present freehold and leasehold property; First Fixed Charge over book and other debts, chattels, goodwill and uncalled capital, both present and future; and First Floating Charge over all assets and undertaking both present and future dated 04 June 2015 to HSBC.

23.	Commitments Under Finance Leases
Future minimum finance lease payments at 30 June were as follows:

	2018 £’000	2017 £’000
Amounts payable within 1 year	£44	£88
Amounts payable 1 to 3 years	20	63
Amounts payable 3 to 5 years	—	—
Amounts payable in more than 5 years	—	—
Total	£64	£151

24.	Commitments Under Operating Leases
At 30 June, the Group had annual commitments under non-cancellable operating leases as follows:

	2018 £’000	2017 £’000
Amounts payable within 1 year	£10,384	£7,638
Amounts payable 1 to 3 years	19,011	13,374
Amounts payable 3 to 5 years	12,800	9,700
Amounts payable in more than 5 years	6,469	6,576
Total	£48,664	£37,288

25.	Share Capital

Authorised share capital:	2018 £’000	2017 £’000
60,000,000 ordinary shares of £0.02 each	1,200	1,200

Allotted, called up and fully paid:	2018 No.	£’000	2017 No.	£’000
Class A ordinary shares	4,703,980	94	4,703,980	94
Class B ordinary shares	28,822,625	576	28,822,625	576
Class C ordinary shares	16,277,540	326	16,277,540	326
Ordinary shares of £0.02 each	49,804,145	996	49,804,145	996
No new shares were issued in the years ended 30 June 2018 and 30 June 2017.

26.	Distributions Made
During the year ended 30 June 2018, the Company did no declare and pay any cash dividends (2017: nil; 2016: £18.2 million).

27.	Share Options
Company Share Option Plan
A Company Share Option Plan (“CSOP”) was adopted on 7 May 2014 and share options over ordinary shares have been issued under the CSOP plan to certain employees of the Group. Options can be exercised on the fifth anniversary of the date of grant, upon an acquisition of the Company, and upon certain conditions of ceasing employment. In addition, our Board has discretion to permit the exercise of options upon the admission of shares to a recognised stock exchange or at an earlier time and under such conditions as determined by the Board. The options expire on the tenth anniversary of the date of grant.
For the year ended 30 June 2018, there were no share options granted, exercised and expired and nil options forfeited (30 June 2017: 51,435). At 30 June 2018, 125,545 options remained outstanding (30 June 2017: 125,545) with an average exercise price of £0.82 per option and no options were exercisable. The weighted average remaining contractual life of the CSOPs is 6 years (30 June 2017: 7 years).
Joint Share Ownership Plan
Certain of the Group’s employees have entered into a Joint Share Ownership Plan (“JSOP”) with the Endava Limited Guernsey Employee Benefit Trust (“the EBT”), where the participants have a right to receive any increase in the value of shares above a threshold amount (i) upon a sale of the Company, (ii) following a listing on a recognised stock exchange, when the participant gives a specific notice to the EBT trustee and the Company in respect of the JSOP Shares; (iii) upon the expiry of 25 years from the date of the applicable trust deed; or (iv) upon the participant leaving employment with the Group when the market value of the JSOP Shares is less than the threshold amount. The events referenced in clauses (i)-(iv) above are collectively referred as “Trigger Events.”
On the date of a Trigger Event, the EBT trustee has an option to acquire the beneficial interest belonging to the participant. If the EBT trustee exercises this option, the EBT trustee will then either transfer shares of a value equal to, or pay cash to the participant in an amount equal to, the value of the option, calculated according to the terms of the JSOP. The Group does not have a present obligation to settle in cash and has no history of cash settling options. Therefore, the settlement of the transactions will be accounted for in accordance with the requirements applying to equity-settled share-based compensation transactions, as set forth in IFRS 2. On and from the date of any Trigger Event, and if and for so long as the EBT trustee has not exercised the option referred to above, the EBT trustee will use reasonable endeavors to sell the JSOP Shares and distribute the net proceeds of sale between the EBT trustee and the participant in the proportions calculated according to the terms of the JSOP.
At 30 June 2018, the EBT held 4,703,980 shares (2017: 4,703,980), of which 3,440,465 (2017: 3,440,465) are allocated to employee JSOPs. If the applicable employee leaves employment with the Group prior to the occurrence of a Trigger Event, the value of the shares is capped at such shares’ fair market value on the employee’s last day of employment and no payment is made until a Trigger Event occurs. The JSOPs expire 25 years following the applicable date of issue. The weighted average remaining contractual life of the JSOPs is 19 years (30 June 2017: 20 years).
Long term Incentive Plan
A Company Long Term Incentive Plan (“LTIP”) was adopted on 30 June 2015 under which options or conditional shares are intended to be awarded to certain employees of the Group. Under the LTIP, options or conditional shares can generally be banked over a five-year period subject to the achievement of annual Group performance targets. Once banked, the options become eligible to vest, with vesting occurring over a three-year period following a triggering event, which includes listing on a recognised stock exchange, a sale of the outstanding share capital of the Company or a sale of the assets of the business. The options and conditional shares expire on the earliest of the tenth anniversary of award or five years from the date of vesting.
For the year ended 30 June 2018, there were 35,500 options forfeited (30 June 2017: 167,250), no options exercised or expired (30 June 2017: nil) and 329,700 options granted (30 June 2017: 452,000). At 30 June 2018, 1,277,700 share options remained outstanding (30 June 2017: 983,500) with a nominal average exercise price and no options were exercisable. The weighted average remaining contractual life of the LTIPs is 7 years (30 June 2017: 8 years).
In addition to the above share option schemes, 10,000 other options were granted on 7 September 2017 to a non-employee as compensation for services rendered with an average exercise price of £4.58 per option. The weighted average remaining contractual life of the options is 5 years (30 June 2017: n/a).
For the year ended 30 June 2018, the Group recognised £1,505,000 (2017: £854,000) of share-based payment charge in respect of the share option schemes (including, CSOP, JSOP and LTIP schemes).

Options granted in the period have been valued using a Black Scholes option pricing model using the following inputs:

	2018	2017
Exercise price	£0.02 - £4.58	£0.00 - £0.02
Risk free rate	0.30%-0.37%	0.23%
Expected volatility	29.9%-36.9%	43.7%
Expected dividends	—	—
Fair value of option	£0.63 - £7.14	£3.50
2018 Equity Incentive Plan
On 16 April 2018, the Board adopted the 2018 Equity Incentive Plan (“EIP”) and approved by the Company shareholders on 3 May 2018. The EIP allows for the grant of equity-based incentive awards to our employees and directors, who are also our employees.
The EIP provides for the grant of options, share appreciation rights, or SARs, restricted shares, restricted share units, or RSUs, performance restricted share units, or PSUs, and other share-based awards. All awards under the EIP will be set forth in award agreements, which will detail the terms and conditions of awards, including any applicable vesting and payment terms, change of control provisions and post-termination exercise limitations.
2018 Sharesave Plan
On 16 April 2018, the Board adopted the 2018 Sharesave Plan (“Sharesave”) and approved by the Company shareholders on 3 May 2018. The Sharesave is a U.K. tax advantaged share option plan and is intended to comply with the requirements of Schedule 3 of the Income Tax (Earnings and Provisions) Act 2003. The Sharesave may be extended to award similar benefits to employees outside the U.K.
The Sharesave provides that the board may require employees to have completed a qualifying period of employment (of up to five years) before they may apply for the grant of an option to purchase Class A ordinary shares. Participation in the Sharesave requires employees to agree to make regular monthly contributions to an approved savings contract of three or five years (or such other period permitted by the governing legislation).
No options to purchase Class A ordinary shares may be granted under the Sharesave more than 10 years after the Sharesave has been approved by shareholders.
Options granted under the Sharesave will normally be exercisable for a six-month period from the end of the relevant three or five year savings contract. Any options not exercised within the relevant exercise period will be forfeited.
At 30 June 2018, no share options were granted and outstanding under the EIP and Sharesave plans.

28.	Cash Flow Adjustments and Changes in Working Capital

Adjustments	2018 £’000	2017 £’000	2016 £’000
Depreciation, amortisation and impairment of non-financial assets	£6,269	£4,346	£2,882
Foreign exchange loss / (gain)	354	1,015	(140)
Interest income	(35)	(18)	(21)
Fair value movement of financial liabilities / assets	229	—	(1,043)
Interest expense	573	408	170
(Gain)/loss on disposal of non-current assets	(5)	107	(15)
Share-based compensation	1,505	854	768
Income on contingent consideration	—	(180)	—
Research and development tax credit	(1,008)	(1,322)	(1,117)
Grant income	(1,633)	(1,691)	(1,048)
Total adjustments	£6,249	£3,519	£436

Net changes in working capital	2018 £’000	2017 £’000	2016 £’000
Increase in trade and other receivables	£(6,384)	£(7,598)	£(6,765)
Increase/(decrease) in trade and other payables	13,223	2,590	(888)
Net changes in working capital	£6,839	£(5,008)	£(7,653)
Non-Cash Changes Arising from Financing Activities

Borrowings	Beginning of the year £’000	Proceeds from borrowings £’000	Repayment of borrowings £’000	Non-cash foreign exchange £’000	Non-cash Other £’000	End of the year £’000
2016	3,760	15,093	(3,364)	(46)	—	15,443
2017	15,443	17,007	(3,462)	276	201	29,465
2018	29,465	26,462	(36,768)	605	—	19,764

Grant received	Beginning of the year £’000	Cash received £’000	Grant income £'000	Non-cash foreign exchange £'000	Non-cash Other £'000	End of the year £'000
2016	(1,128)	1,948	(1,048)	(304)	—	(532)
2017	(532)	2,924	(1,691)	(37)	—	664
2018	664	148	(1,633)	5	—	(816)
The grant receivables in 2016 and 2018 were presented in trade and other receivables and the grant payable in 2017 was presented in trade and other payables. Interest paid, dividends paid and purchase of own shares were all cash items.

29.	Capital Commitments
Amounts contracted but not provided for in the financial statements amounted to £nil in the year ended 30 June 2018 (2017 : £nil).

30.	Contingent Liabilities
The Group had no contingent liabilities at 30 June 2018 or 30 June 2017.

31.	Financial Instrument Risk
The Group is exposed to various risks in relation to financial instruments. The Group’s financial assets and liabilities by category are summarised in note 21. The main types of risks are foreign exchange risk, interest rate risk, credit risk and liquidity risk.
The Group’s risk management is coordinated at its headquarters, in close cooperation with the Board, and focuses on actively securing the Group’s short to medium-term cash flows by minimising the exposure to financial markets.
The Group does not actively engage in the trading of financial assets for speculative purposes nor does it write options.
Foreign Currency Sensitivity
The Group is exposed to translation and transaction foreign currency exchange risk. Several other currencies in addition to the presentation currency of Sterling are used, including Romanian Lei (RON), Euro (EUR) and US Dollars (USD).
The Group experiences currency exchange differences arising upon retranslation of monetary items (primarily short-term inter-company balances and borrowings), which are recognised as an expense in the period the difference occurs. The Group endeavours to match the cash inflows and outflows in the various currencies; the Group typically invoices its clients in their local currency, and pays its local expenses in local currency as a means to mitigate this risk.
Foreign currency denominated financial assets and liabilities which expose the Group to currency risk are disclosed below. The amounts shown are translated into GBP at the closing rate:

June 30, 2018	Long Term GBP £‘000	Long Term EUR £‘000	Long Term USD £‘000	Short Term GBP £‘000	Short Term EUR £‘000	Short Term USD £‘000	Short Term RON £‘000	Short Term Others £‘000	TOTAL £‘000
Financial assets	—	—	—	37,853	5,485	10,485	8,603	4,974	67,400
Financial liabilities	(277)	(20)	(7,251)	(37,408)	(2,428)	(14,406)	(11,926)	(3,479)	(77,195)
Total	(277)	(20)	(7,251)	445	3,057	(3,921)	(3,323)	1,495	(9,795)
The Group is also exposed to exchange differences arising from the translation of its subsidiaries' financial statements into the Group's presentation currency of Sterling with the corresponding exchange differences taken directly to equity.
The following tables illustrate the sensitivity of profit and equity in regards to the Group’s financial assets and financial liabilities and the RON/Sterling exchange rate. The RON exposure impacts the majority of the Group’s cost base. Therefore as the Sterling strengthens, subject to any prevailing hedge arrangements, the Group benefits from a cost improvement and vice versa.
During the year ended 30 June 2018, the Sterling/RON volatility ranged from the RON strengthening against Sterling by 3% to weakening by 5%.

GBP/RON:+3% Profit impact £’000
June 30, 2018	(330)

GBP/RON: -5% Profit impact £’000
June 30, 2018	521

GBP/RON: +3% Total equity £’000
June 30, 2018	(283)
During the year ended 30 June 2017, the Sterling/RON volatility ranged from the RON strengthening against Sterling by 4% to weakening by 5%.

GBP/RON: +4% Profit impact £’000
June 30, 2017	(330)

GBP/RON: -5% Profit impact £’000
June 30, 2017	483

GBP/RON: +4% total equity £’000
June 30, 2017	(672)
Interest Rate Sensitivity
At 30 June 2018, the Group is exposed to changes in market interest rates through bank borrowings on its Revolving Credit Facility at variable interest rates.
Credit Risk Analysis
Credit risk is the risk that a counterparty fails to discharge an obligation to the Group. The Group is exposed to this risk for various financial instruments, including trade receivables. The Group’s maximum exposure to credit risk is limited to the carrying amount of financial assets recognised at 30 June, as summarised below:

	2018 £’000	2017 £’000
Cash and cash equivalents	£15,048	£23,571
Trade and other receivables	52,352	41,494
Total	£67,400	£65,065
The Group monitors defaults of clients and other counterparties, identified either individually, or by group, and incorporates this information into its credit risk controls. Where available at reasonable cost, external credit ratings and/or reports on clients and other counterparties are obtained and used.

Management considers that all financial assets that are not impaired or past due at the end of the applicable reporting period are of good credit quality. Some of the unimpaired trade receivables are generally past due as of the end of the applicable reporting period. Information on financial assets past due but not impaired are as follows:

	2018 £’000	2017 £’000
Not more than 3 months	£830	£2,735
More than 3 months but not more than 6 months	586	61
More than 6 months but not more than 1 year	—	—
More than 1 year	—	—
Total	£1,416	£2,796
In respect of trade and other receivables, the Group is not exposed to any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics.
The Group’s trade receivables are from a large number of clients in various industries and geographical areas. Based on historical information about client default rates, management consider the credit quality of trade receivables that are not past due or impaired to be good.
The credit risk for cash and cash equivalents is considered negligible, since the counterparties are reputable banks with high quality external credit ratings.
Liquidity Risk Analysis
The Group manages its liquidity needs by monitoring scheduled debt servicing payments for long-term financial liabilities as well as forecast cash inflows and outflows due in day-to-day business. The data used for analysing these cash flows is consistent with that used in the contractual maturity analysis below. Liquidity needs are monitored in various time bands, on a day-to-day and week-to-week basis, as well as on a longer-term basis. Net cash requirements are compared to available borrowing facilities in order to determine headroom or any shortfalls. This analysis shows that available borrowing facilities are expected to be sufficient over the lookout period.
The Group’s objective is to maintain cash and marketable securities to meet its liquidity requirements for 30‑day periods at a minimum. This objective was met for all of the reporting periods presented.
The Group considers expected cash flows from financial assets in assessing and managing liquidity risk, in particular its cash resources and trade receivables. The Group’s existing cash resources and trade receivables exceed the current cash outflow requirements. Cash flows from trade and other receivables are all contractually due within six months.
As at 30 June 2018, the Group’s non-derivative financial liabilities had contractual maturities (including interest payments where applicable) as summarised below:

	Current 0 - 6 months £’000	Current 6 - 12 months £’000	Non-Current 1 - 5 years £’000	Non-Current +5 years £’000
Bank loans	£19,726	£—	£—	£—
Finance lease obligations	23	21	20	—
Trade and other payables	40,243	—	—	—
Deferred consideration	3,031	1,515	—	—
Contingent consideration	3,984	1,196	7,967	—
Other liabilities	—	—	277	—
Total	£67,007	£2,732	£8,264	£—
There were no forward foreign currency options in place at 30 June 2018.

As at 30 June 2017, the Group’s non-derivative financial liabilities had contractual maturities (including interest payments where applicable) as summarised below:

	Current 0 - 6 months £’000	Current 6 - 12 months £’000	Non-Current 1 - 5 years £’000	Non-Current +5 years £’000
Bank loans	£29,314	£—	£—	£—
Finance lease obligations	63	25	63	—
Trade and other payables	24,358	—	—	—
Deferred consideration	—	—	—	—
Contingent consideration	—	—	—	—
Other liabilities	—	—	253	—
Total	£53,735	£25	£316	£—

32.	Capital Management Policies and Procedures
The Group’s capital management objectives are:

•	to ensure the Group's ability to continue as a going concern; and

•	to provide an adequate return to shareholders by pricing products and services commensurately with the level of risk.
The Group monitors capital on the basis of the carrying amount of equity plus loan, less cash and cash equivalents as presented on the consolidated balance sheet. The Group manages its capital structure and makes adjustments in the light of changes in economic conditions and the risk characteristics of the underlying assets.

33.	Subsequent Events
On 6 July 2018, Endava Limited was re-registered as a public limited company and its name changed from Endava Limited to Endava plc.
On 6 July 2018, the Company completed a five for one share split of each class of ordinary shares.
On 27 July 2018, the Group closed the initial public offering of 7,291,000 American Depositary Shares (“ADSs”) each representing one Class A ordinary share of Endava, at a price to the public of $20.00 per share, of which 3,228,995 ADSs were offered by Endava and 4,062,005 ADSs were offered by existing shareholders of Endava. The ADSs were admitted for trading on The New York Stock Exchange on the same date under the ticker symbol “DAVA”.
On 6 August 2018, the Group repaid all debt outstanding ($26 million) from the three years secured Multicurrency Revolving Facility Agreement with HSBC Bank plc.
The Argentine peso devalued significantly during the first half of 2018. Based on statistics published after year-end 30 June 2018, the three years cumulative rate of inflation for consumer prices and wholesale prices reached a level greater than 100%. On this basis the Group believes that Argentina should be considered a hyperinflationary economy. The Group is in the process of assessing the effect of inflation on the profits generated by operations in Argentina and fair value measurements of Argentine assets and liabilities.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Endava plc

/s/ John Cotterell
By:	John Cotterell
Title:	Chief Executive Officer