Form 20-F
period 2019-06-30
Endava plc
filed 2019-09-25
CIK 1656081

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________________________________________
Form 20-F
______________________________________________________
(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 5(d) OF THE SECURITIES ACT OF 1934
For the fiscal year ended June 30, 2019
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
John Cotterell Chief Executive Officer Endava PLC 125 Old Broad Street, London EC2N 1AR Tel: +44 20 7367 1000
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing the right to receive one Class A ordinary share, nominal value £0.02 per share	DAVA	New York Stock Exchange
Class A ordinary shares, nominal value £0.02 per share*		New York Stock Exchange

*	Not for trading, but only in connection with the registration of the American Depositary Shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act. None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
Ordinary shares, nominal value £0.02 per ordinary share: 54,425,327, as of June 30, 2019. As of June 30, 2019, 18,599,985 Class A, 23,696,345 Class B and 12,128,997 Class C ordinary shares were outstanding.

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
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

	☒ Yes	☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

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
Our financial information is presented in British Pounds. For the convenience of the reader, in this Annual Report on Form 20-F, unless otherwise indicated, translations from British Pounds into U.S. dollars were made at the rate of £1.00 to $1.2695, which was the rate in effect on June 30, 2019. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of British Pounds at the dates indicated. All references in this Annual Report on Form 20-F to “$” mean U.S. dollars and all references to “£” and “GBP” mean British Pounds.
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
Item2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
A. Selected Financial Data
The following tables set forth our selected consolidated financial data for the periods indicated. We have derived the consolidated statement of comprehensive income for the fiscal years ended June 30, 2019, 2018 and 2017 and the consolidated balance sheet data as of June 30, 2019 and 2018 from our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. We have derived the consolidated balance sheet data as of June 30, 2017 and 2016 from our audited consolidated financial statements not included elsewhere in this Annual Report on Form 20-F.
In order to provide additional historical financial information, we have included supplemental unaudited consolidated statements of comprehensive income data for the fiscal years ended June 30, 2016 and 2015 and the consolidated balance sheet data as of June 30, 2016 and 2015, which is derived from the consolidated statement of comprehensive income for the fiscal years ended June 30, 2016 and 2015 and the consolidated balance sheet data as of June 30, 2016 and 2015 from our unaudited financial statements, which are not included elsewhere in this Annual Report on Form 20-F. Our historical results are not necessarily indicative of the results that should be expected for any future period. This data should be read together with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” as well as our consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 20-F.
We maintain our books and records in British Pounds, and we prepare our financial statements in accordance with IFRS as issued by the IASB. We report our financial results in British Pounds.

	Fiscal Year Ended June 30,
	2019	2018	2017	2016	2015
	(in thousands, except for share and per share amounts)
Consolidated Statement of Comprehensive Income:
Revenue	£287,930	£217,613	£159,368	£115,432	£84,107
Cost of sales:
Direct cost of sales(1)	(174,152)	(132,775)	(98,853)	(68,517)	(49,717)
Allocated cost of sales	(14,951)	(12,668)	(9,907)	(6,529)	(3,674)
Total cost of sales	(189,103)	(145,443)	(108,760)	(75,046)	(53,391)
Gross profit	98,827	72,170	50,608	40,386	30,716
Selling, general and administrative expenses(1)	(65,857)	(46,737)	(27,551)	(20,453)	(13,729)
Operating profit	32,970	25,433	23,057	19,933	16,987
Net finance (costs)/income	(2,870)	(783)	(1,357)	898	(1,781)
Profit before tax	30,100	24,650	21,700	20,831	15,206
Tax on profit on ordinary activities	(6,093)	(5,675)	(4,868)	(4,125)	(1,659)
Net profit	£24,007	£18,975	£16,832	£16,706	£13,547
Earnings per share, basic	£0.48	£0.42	£0.37	£0.37	£0.35
Earnings per share, diluted	£0.44	£0.38	£0.34	£0.34	£0.29
Weighted average number of shares outstanding, basic	50,116,979	45,100,165	45,258,750	45,389,210	38,482,460
Weighted average number of shares outstanding, diluted	55,026,223	50,426,216	49,292,520	49,318,045	46,150,255
Other Financial Data:
Revenue period-over-period growth rate	32.3%	36.5%	38.1%	37.2%	31.6%
Profit before tax margin	10.5%	11.3%	13.6%	18.0%	18.1%
Net cash provided by operating activities	£35,348	£33,984	£14,740	£10,897	£11,107
________________

(1)	Includes share-based compensation expenses as follows:

	Fiscal Year Ended June 30,
	2019	2018	2017	2016	2015
	(in thousands)
Direct cost of sales	£5,724	£1,006	£560	£587	£115
Selling, general and administrative expenses	6,298	499	294	181	65
Total	£12,022	£1,505	£854	£768	£180

	As of June 30,
	2019	2018	2017	2016	2015
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	£70,172	£15,048	£23,571	£12,947	£13,362
Working capital (1)	82,676	(3,042)	11,028	3,180	12,038
Total assets	222,678	151,014	106,382	72,897	57,000
Total liabilities	56,349	81,515	57,662	43,104	31,014
Total equity	166,329	69,499	48,720	29,793	25,986
________________

(1)	Working capital is defined as total current assets minus total current liabilities.

Non-IFRS Measures and Other Management Metrics
We regularly monitor a number of financial and operating metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. Our management metrics may be calculated in a different manner than similarly titled metrics used by other companies.

	Fiscal Year Ended June 30,
	2019	2018	2017	2016	2015
	(pounds in thousands)
Revenue growth rate at constant currency(1)	31.1%	37.2%	28.5%	36.6%	32.6%
Average number of employees involved in delivery of our services(2)	4,902	3,957	3,181	2,336	1,645
Revenue concentration(3)	37.7%	41.5%	49.1%	53.7%	65.5%
Number of large clients(4)	63	46	34	26	18
Adjusted profit before taxes margin(5)	18.0%	15.4%	15.8%	19.7%	19.2%
Adjusted free cash flow(6)	£29,806	£28,727	£11,186	£10,115	£9,492
________________

(1)
We monitor our revenue growth rate at constant currency. As the impact of foreign currency exchange rates is highly variable and difficult to predict, we believe revenue growth rate at constant currency allows us to better understand the underlying business trends and performance of our ongoing operations on a period-over-period basis. We calculate revenue growth rate at constant currency by translating revenue from entities reporting in foreign currencies into British Pounds using the comparable foreign currency exchange rates from the prior period. For example, the average rates in effect for the fiscal year ended June 30, 2018 were used to convert revenue for the fiscal year ended June 30, 2019 and the revenue for the comparable prior period ended June 30, 2018, rather than the actual exchange rates in effect during the respective period. Revenue growth rate at constant currency is not a measure calculated in accordance with IFRS. While we believe that revenue growth rate at constant currency provides useful information to investors in understanding and evaluating our results of operations in the same manner as our management, our use of revenue growth rate at constant currency has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Further, other companies, including companies in our industry, may report the impact of fluctuations in foreign currency exchange rates differently, which may reduce the value of our revenue growth rate at constant currency as a comparative measure. The following table presents a reconciliation of revenue growth rate at constant currency to revenue growth rate, the most directly comparable financial measure calculated and presented in accordance with IFRS, for each of the periods indicated:

	Fiscal Year Ended June 30,
	2019	2018	2017	2016	2015
	(pounds in thousands)
Revenue	£287,930	£217,613	£159,368	£115,432	£84,107
Revenue period-over-period growth rate	32.3%	36.5%	38.1%	37.2%	31.6%
Estimated impact of foreign currency exchange rate fluctuations	(1.2)%	0.7%	(9.6)%	(0.6)%	1.0%
Revenue growth rate at constant currency	31.1%	37.2%	28.5%	36.6%	32.6%

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

(5)
We monitor our adjusted profit before taxes margin, or Adjusted PBT Margin, to better understand our ability to manage operational costs, to evaluate our core operating performance and trends and to develop future operating plans. In particular, we believe that the exclusion of certain expenses in calculating Adjusted PBT Margin facilitates comparisons of our operating performance on a period-over-period basis. Our Adjusted PBT Margin is our Adjusted PBT,which is our profit before taxes adjusted to exclude the impact of share-based compensation expense, amortization of acquired intangible assets, realized and unrealized foreign currency exchange gains and losses, initial public offering expenses incurred, Sarbanes-Oxley compliance readiness expenses, fair value movement of contingent consideration, secondary offering expenses incurred and stamp duty on transfer of shares (all of which are non-cash other than realized foreign currency exchange gains and losses, initial public offering expenses, Sarbanes-Oxley compliance readiness expenses, secondary offering expenses incurred and stamp duty on transfer of shares), as a percentage of our total revenue. We do not consider these excluded items to be indicative of our core operating performance. Adjusted PBT Margin is not a measure calculated in accordance with IFRS. While we believe that Adjusted PBT Margin provides useful information to investors in understanding and evaluating our results of operations in the same manner as our management, our use of Adjusted PBT Margin has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. For example, Adjusted PBT Margin does not reflect the potentially dilutive impact of share-based compensation nor does it reflect the potentially significant impact of foreign currency exchange rate fluctuations on our working capital. Further, other companies, including companies in our industry, may adjust their profit differently to capture their operating performance, which may reduce the value of Adjusted PBT Margin as a comparative measure. The following table presents a reconciliation of Adjusted PBT to profit before taxes, the most directly comparable financial measure calculated and presented in accordance with IFRS, for each of the periods indicated:

	Fiscal Year Ended June 30,
	2019	2018	2017	2016	2015
	(in thousands)
Profit before taxes	£30,100	£24,650	£21,700	£20,831	£15,206
Share-based compensation expense	12,022	1,505	854	768	180
Amortization of acquired intangibles assets	3,472	2,653	1,715	1,165	—
Foreign currency exchange (gains) losses net	(2,945)	17	967	(4)	754
Initial public offering expenses incurred	1,055	4,537	—	—	—
Sarbanes-Oxley compliance readiness expenses incurred	1,440	106	—	—	—
Secondary offering expenses incurred	1,009	—	—	—	—
Stamp duty on transfer of shares	10	—	—	—	—
Fair value movement of contingent consideration	5,805	—	—	—	—
Adjusted PBT	£51,968	£33,468	£25,236	£22,760	£16,140

(6)
We monitor our adjusted free cash flow to better understand and evaluate our liquidity position and to develop future operating plans. Our adjusted free cash flow is our net cash provided by operating activities, plus grant received, less purchases of non-current tangible and intangible assets. For a discussion of grant received, see “Operating Results—Basis of Presentation—Cost of Sales.” Adjusted free cash flow is not a measure calculated in accordance with IFRS. While we believe that adjusted free cash flow provides useful information to investors in understanding and evaluating our liquidity position in the same manner as our management, our use of adjusted free cash flow has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Further, other companies, including companies in our industry, may adjust their cash flows differently to capture their liquidity, which may reduce the value of free cash flow as a comparative measure. The following table presents a reconciliation of adjusted free cash flow to net cash provided by operating activities, the most directly comparable financial measure calculated and presented in accordance with IFRS, for each of the periods indicated:

	Fiscal Year Ended June 30,
	2019	2018	2017	2016	2015
	(in thousands)
Net cash provided by operating activities	£35,348	£33,984	£14,740	£10,897	£11,107
Grant received	1,784	147	2,924	1,948	468
Purchases of non-current assets (tangible and intangible)	(7,326)	(5,404)	(6,478)	(2,730)	(2,083)
Adjusted free cash flow	£29,806	£28,727	£11,186	£10,115	£9,492

B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.

D. Risk Factors
Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the United States Securities and Exchange Commission, or “SEC”, including the following risk factors which we face and which are faced by our industry. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this report and our other SEC filings. See “Cautionary Statement Regarding Forward-Looking Statements” above.
Risks Related to Our Business and Industry
We may not be able to sustain our revenue growth rate in the future.
We have experienced rapid revenue growth in recent periods. Our revenue increased by 32.3% to £287.9 million in the fiscal year ended June 30, 2019, which was a further increase on the 36.5% increase from £159.4 million in the fiscal year ended June 30, 2017 to £217.6 million in the fiscal year ended June 30, 2018. We may not be able to sustain revenue growth consistent with our recent history or at all. You should not consider our revenue growth in recent periods as indicative of our future performance. As we grow our business, we expect our revenue growth rates to slow in future periods due to a number of factors, which may include slowing demand for our services, increasing competition, decreasing growth of our overall market, our inability to engage and retain a sufficient number of IT professionals or otherwise scale our business, prevailing wages in the markets in which we operate or our failure, for any reason, to capitalize on growth opportunities.
We are dependent on our largest clients.
Historically, a significant percentage of our revenue has come from our existing client base. For example, during the fiscal year ended June 30, 2019, 93.4% of our revenue came from clients from whom we generated revenue during the prior fiscal year. However, the volume of work performed for a specific client is likely to vary from year to year, especially since we generally do not have long-term commitments from our clients and are often not our clients’ exclusive technology services provider. A major client in one year may not provide the same level of revenue for us in any subsequent year. Further, one or more of our significant clients could get acquired and there can be no assurance that the acquirer would choose to use our services in respect of such client to the same degree as previously, if at all. In particular, some of our clients are owned by private equity firms and are therefore inherently more likely to be sold at some point in the future.
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
During the fiscal years ended June 30, 2019, 2018 and 2017, our 10 largest clients accounted for 37.7%, 41.5% and 49.1%of our revenue, respectively. Our largest client for the fiscal years ended June 30, 2019, 2018 and 2017, Worldpay (UK) Limited, or, together with Worldpay Group Limited and its consolidated subsidiaries, Worldpay, accounted for 9.8%, 10.8% and 13.0% of our revenue, respectively. We are party to two principal agreements with Worldpay: a master services agreement and a build and operate agreement, the latter of which was terminated on August 31, 2019. Under the master services agreement, Worldpay committed to spend an aggregate of £55.7 million, after giving effect to certain discounts, with us during the period from January 1, 2017 to December 31, 2021, with annual discounted commitments ranging from £9.7 million to £12.2 million. Either we or Worldpay may terminate the master services agreement for cause (including material breach by the other party) and Worldpay may terminate the master services agreement if we undergo a change of control or due to regulatory requirements. In addition, Worldpay may terminate the master services agreement for convenience subject to six months prior notice no earlier than July 1, 2021 and payment of 30% of the minimum undiscounted commitment amount for the 12-month period following termination.
Under the build and operate agreement, we created and staffed a captive Romanian subsidiary for Worldpay. Worldpay issued us orders to hire personnel to the captive Romanian subsidiary, and we billed Worldpay for the cost of such personnel throughout the term of the build and operate agreement. We also entered into an option and transfer agreement on November 22, 2016, pursuant to which Worldpay had an option to acquire the captive Romanian subsidiary from us. On June 1, 2019, we entered into a sale and purchase agreement with Worldpay pursuant to which we agreed to sell the captive to Worldpay and to terminate the option and transfer agreement. The captive Romanian subsidiary contributed approximately 3.2% of our total revenue and 32.6% of our total number of employees working on various projects for Worldpay in the fiscal year ended June 30, 2019. Additionally, on August 31, 2019, when the transaction was completed and the build and operate agreement was terminated, the captive Romanian subsidiary employed approximately 146 people. As Worldpay has exercised its option under the option and transfer agreement to acquire the captive Romanian subsidiary, we will no longer receive revenue or incur associated cost from this captive subsidiary. In addition, the exercise of this option may increase the likelihood that  Worldpay would cease engaging us for new projects, which could affect our revenue, business, results of operations and financial condition and the market price of our American Depositary Shares, or ADSs. In August 2019, Worldpay was acquired by Fidelity National Information Services, Inc. There can be no assurance that our relationship will not be adversely affected as a result of the contemplated merger.
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
In order to sustain our growth, we must attract and retain a large number of highly-skilled and talented IT professionals. During the fiscal year ended June 30, 2019, we increased our headcount by 935 employees, or 19.4%. Our business is people driven and, accordingly, our success depends upon our ability to attract, develop, motivate, retain and effectively utilize highly-skilled IT professionals in our delivery locations, which are principally located in Bulgaria, North Macedonia, Moldova, Romania and Serbia, which we collectively refer to as Central Europe, and Argentina, Colombia, Uruguay and Venezuela in Latin America. We believe that there is significant competition for technology professionals in the geographic regions in which our delivery centers are located and that such competition is likely to continue for the foreseeable future. Increased hiring by technology companies and increasing worldwide competition for skilled technology professionals may lead to a shortage in the availability of suitable personnel in the locations where we operate and hire. Our ability to properly staff projects, maintain and renew existing engagements and win new business depends, in large part, on our ability to recruit, train and retain IT professionals. Failure to hire, train and retain IT professionals in sufficient numbers could have a material adverse effect on our business, results of operations and financial condition.
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
Historically, we have focused on developing industry expertise and deep client relationships in a limited number of industry verticals. As a result, a substantial portion of our revenue has been generated by clients operating in the Payments and Financial Services vertical and the technology, media and telecommunications, or TMT, vertical. Payments and Financial Services and TMT constituted 52.9% and 27.4%, 56.8% and 28.1%, and 57.1% and 30.5% of our revenue, respectively, for the fiscal years ended June 30, 2019, 2018, and 2017, respectively. Our business growth largely depends on continued demand for our services from clients in Payments and Financial Services and TMT, and any slowdown or reversal of the trend to spend on technology services in these verticals could result in a decrease in the demand for our services and materially adversely affect our revenue, financial condition and results of operations.
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
We have completed five acquisitions (including the acquisition of Velocity Partners LLC, or Velocity Partners, in December 2017) during the previous five fiscal years. In the future, we may acquire additional businesses that we believe could complement or expand our business. Integrating the operations of acquired businesses successfully or otherwise realizing any of the anticipated benefits of acquisitions, including anticipated cost savings and additional revenue opportunities, involves a number of potential challenges. The failure to meet these integration challenges could seriously harm our financial condition and results of operations. Realizing the benefits of acquisitions depends in part on the integration of operations and personnel. These integration activities are complex and time-consuming, and we may encounter unexpected difficulties or incur unexpected costs, including:

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
We are focused on geographic expansion, particularly in North America. In fiscal years 2019, 2018 and 2017, 27.5%, 21.0% and 16.1793% of our revenue, respectively, came from clients in North America. From fiscal year 2018 to fiscal year 2019, our revenue from clients in North America increased by 73.8% and from fiscal year 2017 to fiscal year 2018, our revenue from clients in North America increased by 75.8%. We have made significant investments to expand in North America, including our acquisition of Velocity Partners in December 2017, which increased our sales presence in North America and added nearshore delivery capacity in Latin America. However, our ability to add new clients will depend on a number of factors, including the market perception of our services, our ability to successfully add nearshore delivery center capacity and pricing, competition and overall economic conditions. If we are unable to retain existing clients and attract new clients in North America, we may be unable to grow our revenue and our business and results of operations could be adversely affected.
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
Our future success heavily depends upon the continued services of our senior management team, particularly John Cotterell, our Chief Executive Officer, and other key employees. We currently do not maintain key man life insurance for any of the members of our senior management team or other key employees. We also do not have long-term employment contracts with all of our key employees. We are only entitled to six to 12 months’ prior notice if our executive officers intend to terminate their respective employment with us and three months’ prior notice if any of our other senior executives intend to terminate their respective employment with us. If one or more of our senior executives or key employees are unable or unwilling to continue in their present positions, it could disrupt our business operations, and we may not be able to replace them easily, on a timely basis or at all. In addition, competition for senior executives and key employees in our industry is intense, and we may be unable to retain our senior executives and key employees or attract and retain new senior executives and key employees in the future, in which case our business may be severely disrupted.
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
Additionally, we have a number of current employees whose equity ownership in our company gives them a substantial amount of personal wealth. As a result, it may be difficult for us to continue to retain and motivate these employees, and this wealth could affect their decisions about whether or not they continue to work for us. Further, although the Class B ordinary shares and Class C ordinary shares that are held by our employees are subject to certain restrictions on disposition for periods of up to five years and two years, respectively, following the completion of our initial public offering in July 2018, sales of our ADSs by our employees in the open market or the perception that such sales may occur may negatively impact the market price of our ADSs. The risk that our employees may sell ADSs in the open market may be made more acute as a result of the fact that we do not anticipate paying dividends (as we did in fiscal year 2015 and fiscal year 2016) for the foreseeable future, meaning open market sales or sales in registered offerings may be our employees’ only means of generating liquidity from their ownership of our securities.
Forecasts of our market may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, there can be no assurance that our business will grow at similar rates, or at all.
Growth forecasts included in this Annual Report on Form 20-F and Financial Statements for the year ended June 30, 2019 relating to our market opportunity and the expected growth in the market for our services are subject to significant uncertainty and are based on assumptions and estimates which may prove to be inaccurate. Even if these markets meet our size estimates and experience the forecasted growth, we may not grow our business at similar rates, or at all. Our growth is subject to many risks and uncertainties, including our success in implementing our business strategy. Accordingly, the forecasts of market growth included in this Annual Report on Form 20-F should not be taken as indicative of our future growth.
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
If we are unable to comply with our security obligations or our computer systems or the computer systems of our clients are or become vulnerable to security breaches, we may face reputational damage and lose clients and revenue.
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
We, along with a significant number of our clients, are subject to laws, rules, regulations and industry standards related to data privacy and cyber security, and restrictions or technological requirements regarding the collection, use, storage, protection, retention or transfer of data. For example, the European Union General Data Protection Regulation, or GDPR, came into force in May 2018 and contains numerous requirements and changes from existing EU law, including more robust obligations on data processors and data controllers and heavier documentation requirements for data protection compliance programs. Specifically, the GDPR introduced numerous privacy-related changes for companies operating in the EU, including greater control over personal data by data subjects (e.g., the “right to be forgotten”), increased data portability for EU consumers, data breach notification requirements and increased fines. In particular, under the GDPR, fines of up to €20 million or up to 4% of the annual global revenue of the noncompliant company, whichever is greater, could be imposed for violations of certain of the GDPR’s requirements. The GDPR requirements apply not only to third-party transactions, but also to transfers of information between us and our subsidiaries, including employee information.
We are required to comply with the GDPR as a “Data Controller” and a “Data Processor.” In the United States, the rules and regulations to which we may be subject include those promulgated under the authority of the Federal Trade Commission, the Gramm Leach Bliley Act and state cybersecurity and breach notification laws, as well as regulator enforcement positions and expectations. Globally, governments and agencies have adopted and could in the future adopt, modify, apply or enforce laws, policies, regulations, and standards covering user privacy, data security, technologies such as cookies that are used to collect, store and/or process data, marketing online, the use of data to inform marketing, the taxation of products and services, unfair and deceptive practices, and the collection (including the collection of information), use, processing, transfer, storage and/or disclosure of data associated with unique individual internet users. New regulation or legislative actions regarding data privacy and security (together with applicable industry standards) may increase the costs of doing business and could have a material adverse impact on our operations and cash flows.
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
Additionally, on June 23, 2016, the United Kingdom held a referendum in which a majority of the eligible members of the electorate voted for the United Kingdom to leave the EU. The United Kingdom’s withdrawal from the EU is commonly referred to as Brexit. Brexit is currently expected to occur on October 31, 2019; however, a further extension may be requested by the United Kingdom.  While the Data Protection Act of 2018, which “implements” and complements the GDPR has achieved Royal Assent on May 23, 2018 and is now effective in the United Kingdom, it is still unclear whether transfer of data from the EEA to the United Kingdom will remain lawful under GDPR. We may incur liabilities, expenses, costs, and other operational losses under GDPR after Brexit and applicable EU Member States and the United Kingdom privacy laws in connection with any measures we take to comply with them.
Additionally, California enacted legislation that has been dubbed the first “GDPR-like” law in the United States. Known as the California Consumer Privacy Act, or CCPA, it creates new individual privacy rights for consumers (as that word is broadly defined in the law) and places increased privacy and security obligations on entities handling personal data of consumers or households. When it goes into effect on January 1, 2020, the CCPA will require covered companies to provide new disclosures to California consumers, provide such consumers new ways to opt-out of certain sales of personal information, and allow for a new cause of action for data breaches. Legislators have stated that amendments will be proposed to the CCPA before it goes into effect, but it remains unclear what, if any, modifications will be made to this legislation or how it will be interpreted. As currently written, the CCPA could impact our business activities depending on how it is interpreted.

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

We have registered the “Endava” name and logo in the United Kingdom, the United States and certain other countries. We have pending applications for the “Endava” name and logo in other countries; however, we cannot assure you that any future trademark registrations will be issued for pending or future applications or that any registered trademarks will be enforceable or provide adequate protection of our proprietary rights. Our trademarks may also be subject to misappropriation in jurisdictions in which they are not registered.
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
In December 2017, we entered into a secured Multicurrency Revolving Facility Agreement, or the Facility Agreement, with HSBC Bank PLC, as arranger, HSBC Bank PLC, as security agent, certain subsidiaries party thereto and the financial institutions listed therein. The Facility Agreement provides for a £50.0 million primary revolving credit facility, $12.1 million of line of credit capacity and €9.5 million of guarantee capacity, which we collectively refer to as the Facility. The Facility Agreement also provides for an incremental facility, which may not exceed £40.0 million. We repaid all amounts outstanding under the Facility Agreement in connection with our initial public offering in July 2018; however, we may draw down from the Facility in the future.
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
We have made and continue to make significant contractual commitments related to our leased facilities. Our operating lease expense related to land and buildings for the 2019 fiscal year was £9.9 million, and we are contractually committed to £10.9 million in such lease expenses for the 2020 fiscal year. These expenses will have a significant impact on our fixed costs, and if we are unable to grow our business and revenue proportionately, our operating results may be negatively affected.
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
As a result of Brexit, and pursuant to Article 50 of the Treaty on European Union, the U.K. will cease to be an EU Member State either on the effective date of a withdrawal agreement (entry into such a withdrawal agreement will require approval of the U.K. Parliament, or Parliament) or, failing that, two years following the U.K's notification of its intention to leave the EU or, the Brexit Date, unless the European Council (together with the U.K.) unanimously decides to extend the two year period. On March 29, 2017, the U.K. formally notified the European Council of its intention to leave the EU. Brexit has continued to involve a process of lengthy negotiations between the U.K. and EU Member States to determine the future terms of the U.K’s relationship with the EU. For example, in March 2018, the U.K. reached a provisional agreement or, the Withdrawal Agreement, with the EU on transitional arrangements following the U.K's exit (which are intended to enable the U.K. to remain within the EU single market and customs union for a transitional period through 2020), but this Withdrawal Agreement was not approved by Parliament (despite three votes being held to approve it). Given that no formal withdrawal arrangements have been agreed, there have been several extensions to the Brexit Date and the U.K. has yet to formally leave the EU. On April 11, 2019, the EU granted the U.K. a further extension to the Brexit Date until October 31, 2019.
The current U.K. Prime Minister, Boris Johnson, has stated that he is prepared to allow the U.K. to leave the EU with no formal withdrawal agreements in place, or a No-Deal Brexit, if no agreement is reached with the EU by October 31, 2019. On September 9, 2019, a bill (known as the “Benn-Bill”) received royal assent, compelling the U.K. Prime

Minister to request from the EU an extension to the Brexit Date to January 31, 2020, if no formal withdrawal agreement has been agreed with the EU by October 19, 2019. In order to circumvent the attempt by Parliament to block a No-Deal Brexit, the U.K. Government put forward a motion to hold a general election on October 15, 2019 (which, if reelected, would allow the current U.K. Prime Minister to repeal the legislation blocking a No-Deal Brexit). However, this motion was rejected by Parliament on September 4, 2019 and again on September 9, 2019. On September 10, 2019, Parliament was prorogued, or suspended, by order of the U.K. Government. The prorogation of Parliament until October 14, 2019 means that a general election will not be possible until late November 2019 at the earliest. The U.K. Government is currently examining ways in which to permit a No-Deal Brexit, notwithstanding the recently enacted legislation to prevent it.
Our principal executive offices are located in the United Kingdom. The lack of clarity over which EU laws and regulations will continue to be implemented in the U.K. after Brexit (in any form) (including financial laws and regulations, tax and free trade agreements, intellectual property rights, data protection laws, supply chain logistics, environmental, health and safety laws and regulations, immigration laws and employment laws) may negatively impact foreign direct investment in the U.K., increase costs, depress economic activity and restrict access to capital.
The uncertainty concerning the U.K’s legal, political and economic relationship with the EU after Brexit may be a source of instability in the international markets, create significant currency fluctuations, and/or otherwise adversely affect trading agreements or similar cross-border cooperation arrangements (whether economic, tax, fiscal, legal, regulatory or otherwise) beyond the Brexit Date.
These developments, or the perception that any of them could occur, have had and may continue to have a significant adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. In particular, they could also lead to a period of considerable uncertainty in relation to the U.K. financial and banking markets, as well as on the regulatory process in Europe. Asset valuations, currency exchange rates and credit ratings may be especially subject to increased market volatility. These developments, or the perception that any of them could occur, may also have a significant effect on our ability to attract and retain employees, including IT professionals and other employees who are important for our business.
If the U.K. and the EU are unable to negotiate acceptable withdrawal terms or if other EU Member States pursue withdrawal, barrier-free access between the U.K. and other EU Member States or among the European Economic Area overall could be diminished or eliminated. The long-term effects of Brexit will depend on any agreements (or lack thereof) between the U.K. and the EU and, in particular, any arrangements for the U.K. to retain access to EU markets either during a transitional period or more permanently.
Such a withdrawal from the EU is unprecedented, and it is unclear how the U.K’s access to the European single market for goods, capital, services and labor within the EU, or single market, and the wider commercial, legal and regulatory environment, will impact our U.K. operations and customers. Our U.K. operations service customers in the U.K. as well as in other countries in the EU and European Economic Area, or EEA, and these operations could be disrupted by Brexit, particularly if there is a change in the U.K’s relationship to the single market. Additionally, there could be new restrictions on travel and immigration that result from Brexit that could impair the ability of our employees to travel as necessary in connection with their duties to us or obtain required immigration authorizations to work for us. The occurrence of any such event could subject us to additional costs and impair our ability to complete projects for our clients, which could adversely affect our operating results and financial condition.
We may also face new regulatory costs and challenges that could have an adverse effect on our operations. Depending on the terms of the U.K’s withdrawal from the EU, the U.K. could lose the benefits of global trade agreements negotiated by the EU on behalf of its members, which may result in increased trade barriers that could make our doing business in the EU and the EEA more difficult. Even prior to any change to the U.K’s relationship with the EU, the announcement of Brexit has created economic uncertainty surrounding the terms of Brexit and its consequences could adversely impact customer confidence, resulting in customers reducing their spending budgets on our solutions, which could adversely affect our business, revenue, financial condition, results of operations and could adversely affect the market price of our ADSs.

Fluctuations in currency exchange rates and increased inflation could materially adversely affect our financial condition and results of operations.
We have offices located in Argentina, Bulgaria, Colombia, Denmark, Germany, North Macedonia, Moldova, the Netherlands, Romania, Serbia, the United Kingdom, the United States, Uruguay and Venezuela. As a result of the international scope of our operations, fluctuations in exchange rates, particularly between the British Pound, our reporting currency, and the Euro and U.S. dollar, may adversely affect us. Currency fluctuations related to Brexit had a significant impact on our financial results for the fiscal year ended June 30, 2019. In the fiscal year ended June 30, 2019, 37.9% of our sales were denominated in the British Pound, 28.0% of our sales were denominated in U.S. dollars, 32.5% were denominated in Euros and the balance were in other currencies. Conversely, during the same time period, 68.0% of our expenses were denominated in Euros (or in currencies that largely follow the Euro, including the RON) or U.S. Dollars. As a result, strengthening of the Euro or U.S. dollar relative to the British Pound presents the most significant risk to us. Any significant fluctuations in currency exchange rates may have a material impact on our business.
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
We derive a significant portion of our revenue from clients located in Europe and the United States. The technology services industry is particularly sensitive to the economic environment, and tends to decline during general economic downturns. If the U.S. or European economies weaken or slow, pricing for our services may be depressed and our clients may reduce or postpone their technology spending significantly, which may, in turn, lower the demand for our services and negatively affect our revenue and profitability. Brexit and the resulting economic uncertainty could adversely impact our operating results unless and until economic conditions in Europe improve and the prospect of national debt defaults in Europe decline. To the extent that these adverse economic conditions continued or worsened, they would likely have a negative effect on our business. If we are unable to successfully anticipate changing economic and political conditions affecting the markets in which we operate, we may be unable to effectively plan for or respond to those changes, and our results of operations could be adversely affected.
Our international operations involve risks that could increase our expenses, adversely affect our results of operations and require increased time and attention from our management.
As of June 30, 2019, we had 5,754 employees, approximately 53.2% of whom work in nearshore delivery centers in European Union countries. We have operations in a number of countries, including Argentina, Bulgaria, Colombia, Denmark, Germany, North Macedonia, Moldova, the Netherlands, Romania, Serbia, the United Kingdom, the United States, Uruguay and Venezuela, and we serve clients across Europe and North America. As a result, we may be subject to risks inherently associated with international operations. Our global operations expose us to numerous and sometimes conflicting legal, tax and regulatory requirements, and violations or unfavorable interpretation by the respective authorities of these regulations could harm our business. Risks associated with international operations include difficulties in enforcing contractual rights, potential difficulties in collecting accounts receivable, the burdens of complying with a wide variety of foreign laws, repatriation of earnings or capital and the risk of asset seizures by foreign governments. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations. Such companies may have long-standing or well-established relationships with desired clients, which may put us at a competitive disadvantage. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. Our international expansion plans may not be successful and we may not be able to compete effectively in other countries. These factors could impede the success of our international expansion plans and limit our ability to compete effectively in other countries.
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
In addition, due to the current political uncertainty in the United Kingdom surrounding Brexit, there is an increased possibility of a general election in the near-term, and, accordingly, a possible change in government. Any new government may choose to impose more stringent regulatory requirements on businesses in the United Kingdom, including by increasing direct or indirect taxes payable by corporations on revenue, profit or dividends. For example, the opposition labour party has proposed a set of policies that it would seek to implement if it won a general election, including requiring 10% of the shares in all UK companies with more than 250 employees to be owned by inclusive ownership funds. Any significant change in government policy in the United Kingdom could materially adversely affect our business, financial condition and results of operations, and/or have a material adverse effect on the Company’s shareholders and ADS holders and may deter prospective investors from investing in our securities.
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
Although PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets, we believe we were not a PFIC for our 2019 tax year and we do not expect to be a PFIC for our current taxable year. However, our status as a PFIC is a fact-intensive determination made on an annual basis, and we cannot provide any assurances regarding our PFIC status for the current, prior or future taxable years. See “Taxation—U.S. Federal Income Tax Considerations for U.S. Holders—Passive Foreign Investment Company Rules” for a further discussion of the PFIC rules.
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
The trading price of our ADSs has fluctuated, and is likely to continue to fluctuate. Since our ADSs were sold at our initial public offering in July 2018 at a price of $20.00 per share, the price per ADS has ranged as low as $21.13 and as high as $43.93 through August 31, 2019. The trading price of our ADSs depends on a number of factors, including those described in this “Risk Factors” section, many of which are beyond our control and may not be related to our operating performance, including:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	variance in our financial performance from expectations of securities analysts;

•	changes in the prices of our services;

•	changes in our projected operating and actual financial results;

•	changes in laws or regulations applicable to our business;

•	announcements by us or our competitors of significant business developments, acquisitions or new offerings;

•	our involvement in any litigation;

•	our sale of our ADSs or other securities in the future;

•	changes in senior management or key personnel;

•	the trading volume of our ADSs;

•	changes in the anticipated future size and growth rate of our market; and

•	general economic, regulatory, political and market conditions.

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
We may invest or spend the remaining proceeds from our initial public offering in ways with which you may not agree or in ways which may not yield a return.
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
As of June 30, 2019, we had 54,425,327 outstanding ordinary shares, which are not subject to lock-ups or selling restrictions. Our articles of association provide that (i) each holder of Class B ordinary shares may not dispose of (a) more than 25% of the Class B ordinary shares held by such holder as of July 26, 2018 in the 18-month period following July 26, 2018 (including by conversion to Class A ordinary shares), (b) more than 40% of the Class B ordinary shares held by such holder as of July 26, 2018 in the three-year period following July 26, 2018 (including by conversion to Class A ordinary shares) and (c) more than 60% of the Class B ordinary shares held by such holder as of July 26, 2018 in the five-year period following July 26, 2018 (including by conversion to Class A ordinary shares) and (ii) each holder of Class C ordinary shares may not dispose of more than 25% of the Class C ordinary shares held by such holder as of July 26, 2018 in the 18-month period following July 26, 2018 (including by conversion to Class A ordinary shares). Further, as previously disclosed, we may cause the Employee Benefit Trust to sell ADSs representing up to 500,000 Class A ordinary shares and to use the net proceeds from such sales to pay discretionary cash bonuses to our employees.  We may also request that the Employee Benefit Trust sell all or part of any ADSs representing additional Class A ordinary shares held by the Employee Benefit Trust, which are (i) not needed to satisfy outstanding Joint Share Ownership Plan, or JSOP, awards (currently approximately 485,000 shares) and (ii) remaining after satisfying certain 2015 Long Term Incentive Plan, or the 2015 Plan, awards, and use all or a portion of the net proceeds from such sales to pay discretionary cash bonuses to our employees and/or repay any other Employee Benefit Trust liabilities.
In addition, as of June 30, 2019 there were outstanding 3,464,000 Class A ordinary shares issuable by us upon exercise of outstanding share options or the vesting of restricted share units, or RSUs. We have registered all of the ADSs representing Class A ordinary shares issuable upon exercise of outstanding options or the vesting of RSUs, and upon exercise of settlement of any options or other equity incentives we may grant in the future, for public resale under the Securities Act. Accordingly, these shares will be able to be freely sold in the public market upon issuance as permitted by any applicable vesting requirements, subject to restrictions on sales of our shares by affiliates.
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

•
The offeree company must obtain competent advice as to whether the terms of any offer are fair and reasonable and the substance of such advice must be made known to all the shareholders, together with the opinion of the board of directors of the offeree company.

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
Our Class B ordinary shares have 10 votes per share, and our Class A ordinary shares, which are the shares underlying the ADSs, and Class C ordinary shares each have one vote per share. Given the greater number of votes per share attributed to our Class B ordinary shares, holders of Class B ordinary shares collectively beneficially hold shares representing approximately 89.2% of the voting rights of our outstanding share capital as of August 31, 2019. Further, John Cotterell, our Chief Executive Officer, beneficially holds Class B ordinary shares representing approximately 36.3% of the voting rights of our outstanding share capital as of August 31, 2019. Consequently, Mr. Cotterell will continue to be able to have a significant influence on corporate matters submitted to a vote of shareholders. Notwithstanding this concentration of control, we do not currently qualify as a “controlled company” under New York Stock Exchange listing rules.
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
As a foreign private issuer, we file annual reports on Form 20-F within four months of the close of each fiscal year ended June 30 and reports on Form 6-K relating to certain material events promptly after we publicly announce these events. However, because of the above exemptions for foreign private issuers, our shareholders are not afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.
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
As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as of December 31, 2019 (the end of our second fiscal quarter in the fiscal year after our initial public offering), which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2020. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(1) a majority of our executive officers or directors cannot be U.S. citizens or residents, (2) more than 50 percent of our assets must be located outside the United States and (3) our business must be administered principally outside the United States. If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers and will require that we prepare our financial statements in accordance with U.S. Generally Accepted Accounting Principles. We may also be required to make changes in our corporate governance practices in accordance with various SEC and rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer will be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly.
We are an “emerging growth company” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our ADSs less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act, and we take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, and, to the extent that we no longer qualify as a foreign private issuer pursuant to which standards we are not required to provide detailed compensation disclosures or file proxy statements, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and our ADS price may be more volatile.
As a result of becoming a public company, we are obligated to develop and maintain proper and effective internal controls over financial reporting and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our ADSs.
As a public company, we are required, pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the fiscal year ended June 30, 2019. This assessment is required to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting until our first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company,” as defined in the JOBS Act. We will be required to disclose significant changes made in our disclosure controls or internal control procedures on a quarterly basis.
Although we have not identified any material weaknesses in our internal control over financial reporting for the fiscal year ended June 30, 2019, we may do so in the future. If we identify one or more material weaknesses in our internal control over financial reporting in the future, we will be unable to assert that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future.
Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude in the future that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our ADSs could decline, and we could be subject to sanctions or investigations by the New York Stock Exchange, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

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
Our principal executive office is located at 125 Old Broad Street, London EC2N 1AR, United Kingdom and our telephone number is +44 20 7367 1000. Our agent for service of process in the United States is Endava Inc., located at 757 Third Avenue Suite 1900, New York, NY 10017 and the telephone number for Endava Inc. is +1 (212) 920-7240. Our website address is www.endava.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this Annual Report on Form 20-F, and you should not consider information on our website to be part of this Annual Report on Form 20-F.
Our capital expenditures for the years ended June 30, 2019, 2018 and 2017 amounted to £7.3 million, £5.4 million and £6.5 million, respectively. These capital expenditures were related primarily to purchases of property and equipment for our delivery centres and software licences in Romania, Bulgaria, Moldova, North Macedonia, Serbia and Latin America. We expect our capital expenditures to increase in absolute terms in the near term as we continue to grow our operations. We anticipate our capital expenditures in fiscal 2020 to be financed from cash generated from operations and our cash and cash equivalents. We will continue investing technology services in Europe, Latin America and the United States.

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
Waves of technological change are disrupting the nature of competition in every industry. New technologies have enabled the growth and success of companies that leverage these technologies in every aspect of their businesses, or digital native companies, allowing them to be nimble, innovative, data driven and focused on user experience, often through an Agile development approach. Technology has also increased customer expectations, giving customers the ability to choose not only the products and services that they want, but also where, when and how they want them delivered. Incumbent enterprises must undertake digital transformation of their businesses by leveraging technology in order to meet ever-evolving customer expectations and compete with digital native disruptors. According to International Data Corporation, or IDC, the worldwide market for digital transformation services is expected to be approximately $390 billion in 2019 and is expected to grow at a compound annual growth rate of 17% through 2022.
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
We locate our nearshore delivery centers in countries that not only have abundant IT talent pools, but also offer us an opportunity to be a preferred employer. We provide services from our nearshore delivery centers, located in two European Union countries – Romania and Bulgaria, three other Central European countries – North Macedonia, Moldova and Serbia, and four countries in Latin America – Argentina, Colombia, Uruguay and Venezuela. We have close-to-client offices in four Western European countries – Denmark, Germany, the Netherlands and the United Kingdom, as well as in the United States. As of June 30, 2019, we had 5,754 employees, approximately 53.2% of whom work in nearshore delivery centers in European Union countries. We provide Endavans with training to develop their technical and soft skills, in an environment where they are continually challenged and given opportunities to grow as professionals, and with tools and resources to innovate.
As of June 30, 2019, we had 275 active clients, which we define as clients who paid us for services over the preceding 12-month period. We have achieved significant growth in recent periods. For the fiscal years ended June 30, 2019, 2018 and 2017, our revenue was £287.9 million, £217.6 million and £159.4 million, respectively, representing a compound annual growth rate of 34.4% over the three year period. We generated 45.0%, 45.3% and 50.2% of our revenue for the three fiscal years ended June 30, 2019, 2018 and 2017, respectively, from clients located in the United Kingdom; we generated 27.5%, 33.7% and 33.6%, of our revenue in each of those fiscal years, respectively, from clients located in Europe; and we generated the balance of our revenue for each of those fiscal years from clients located in North America. Our revenue growth rate at constant currency, which is a measure that is not calculated and presented in accordance with IFRS, for the fiscal years ended June 30, 2019, 2018 and 2017 was 31.1%, 37.2% and 28.5%, respectively. Over the last five fiscal years, 88.8% of our revenue, on average, each fiscal year came from clients who purchased services from us during the prior fiscal year. Our profit before taxes was £30.1 million, £24.7 million and £21.7 million, for the fiscal years ended June 30, 2019, 2018 and 2017 respectively, and our profit before taxes as a percentage of revenue was 10.5%, 11.3% and 13.6%, respectively, for the same periods. Our adjusted profit before taxes margin, or Adjusted PBT Margin, which is a measure that is not calculated and presented in accordance with IFRS, was 18.0%, 15.4% and 15.8%, respectively, for the fiscal years ended June 30, 2019, 2018 and 2017. See notes 1 and 6 in the section of this Annual Report on Form 20-F titled “Selected Financial Data – Non-IFRS Measures and Other Management Metrics” for a reconciliation of revenue growth rate at constant currency revenue growth rate and for a reconciliation of Adjusted PBT to profit before taxes, respectively, the most directly comparable financial measures calculated and presented in accordance with IFRS.
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
Our Opportunity
According to IDC, the worldwide market for digital transformation services is expected to be approximately $390 billion in 2019 and is expected to grow at a compound annual growth rate of 17% through 2022. IDC defines digital transformation as the continuous process by which enterprises adapt to or drive disruptive changes in their customers and markets by leveraging digital competencies to innovate new business models, products and services that seamlessly blend digital and physical and business and customer experiences while improving operational efficiencies and organizational performance. Broadly, our target market is defined within categories, identified by IDC, of spending as business services, IT services, Infrastructure-as-a-Service, applications, application development and deployment, personal devices, system infrastructure software and other next-generation software, services, and materials, such as augmented reality, virtual reality, IoT, 3D printing, next-generation security and robotics.
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
Employer of Choice in Regions with Deep Pools of Talent
We strive to be one of the leading employers of IT professionals in the regions in which we operate. We provide services from our nearshore delivery centers, located in two European Union countries – Romania and Bulgaria, three other Central European countries – North Macedonia, Moldova and Serbia, and four countries in Latin America – Argentina, Colombia, Uruguay and Venezuela. We have close-to-client offices in four Western European countries – Denmark, Germany, the Netherlands and the United Kingdom, as well as in the United States. As of June 30, 2019, we had  5,754 employees, approximately 53.2% of whom work in nearshore delivery centers in European Union countries. We locate our nearshore delivery centers in countries that not only have abundant IT talent pools, but also offer us an opportunity to be a preferred employer. For example, a majority of our employees are located in Romania, where we have been identified as a top employer for each of the last five years.
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
Founder Led, Experienced and Motivated Management Team.
Our management team, led by John Cotterell, our founder and chief executive officer, has significant experience in the global technology and services industries. Since our founding in 2000, we have expanded from a single office serving clients principally located in the city of London to a global enterprise serving clients across Europe and North America from nearshore delivery centers located in Central Europe and Latin America. We believe that we have a strong partnership culture. Our most senior 47 employees have an average tenure at Endava of 11 years, which we believe evidences the success of our approach. Additionally, our management team focuses on mentoring our IT professionals at all levels to develop the next generation of leadership.
Our Strategy
We are focused on continuing to distinguish ourselves as a leader in next-generation technology services. The key elements of our strategy include:
Expand Relationships with Existing Clients
We are focused on continuing to expand our relationships with existing clients by helping them solve new problems and become more engaging, responsive and efficient. We have a demonstrated track record of expanding our work with clients after an initial engagement. Our ten largest clients contributed 37.7% and 41.5% of our total revenue in the last two fiscal years, respectively, and the number of clients that have a minimum annual spend of at least £1.0 million has grown from 46 to 63 over the same time period. Expansion of our relationships with existing active clients will remain a key strategy going forward as we continue to leverage our deep domain expertise and knowledge of emerging technology trends in order to drive incremental growth for our business.
Establish New Client Relationships
We believe that we have a significant opportunity to add new clients. We have established ourselves as a leader in delivering end-to-end ideation-to-production services in the Payments and Financial Services and TMT verticals. Clients in the Payments and Financial Services vertical contributed to 52.9%, 56.8% and 57.1%, and of our total revenue in the 2019, 2018 and 2017 fiscal years, respectively. Clients in the TMT vertical contributed 27.4%, 28.1% and 30.5%, of our total revenue in the 2019, 2018 and 2017 fiscal years, respectively. Clients in our Other vertical contributed  19.7%, 15.1% and 12.4%, of our total revenue in the 2019, 2018 and 2017 fiscal years, respectively. We believe that we continue to have a significant untapped opportunity in these sectors and we plan to leverage this experience to expand our vertical reach. As waves of technological change sweep across industries and increasingly facilitate seamless integration of different aspects of customers and users lives, we believe our experience working within our core client base will also be of particular value in expanding our vertical reach. For example, as customers increasingly demand a frictionless and consistent buying experience and the payments and retail sectors converge, we believe our deep expertise in developing payment systems and e-commerce platforms will allow us to grow our base of retail clients. Similarly, our expertise in data analytics and augmented and virtual reality will be increasingly relevant in the healthcare industry as technology continues to reshape the practice and provision of medicine. We are also focused on the consumer products, logistics and professional services verticals as key areas for growth.
We are likewise focused on geographic expansion, particularly in North America. In the 2019 fiscal year, approximately 27.5% of our revenue came from clients in North America. With our acquisition of Velocity Partners, we increased our sales presence in the United States, and added nearshore delivery capacity in Latin America, which we believe will allow us to further penetrate the North American market. In addition, we plan to evaluate other growth markets, including countries in the Asia Pacific region, to expand our client footprint.

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
TEAS enables us to provide Distributed Enterprise Agile at scale with the same focus on communication, collaboration and iterative releases that makes smaller-scale Agile development effective. With TEAS, our teams are able to quickly design, develop and test digital solutions, providing actionable insights into their value and business potential in a short timeframe. Our clients are able to release higher-quality products to market faster, respond better to market changes and incorporate customer and user feedback through rapid releases and product iterations. We believe that our TEAS framework is enhanced through advanced software engineering practices involving multi-skilled teams able to employ Development Operations, or DevOps, techniques, such as automated testing, continuous integration, continuous delivery and infrastructure automation.
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
We provide services out of nearshore delivery centers located in two European Union countries – Romania and Bulgaria, three other Central Europe countries – North Macedonia, Moldova and Serbia, and four countries in Latin America – Argentina, Colombia, Uruguay and Venezuela and close-to-client offices in Germany, the Netherlands, the United Kingdom and the United States. As of June 30, 2019, we had 5,754 employees, approximately 53.2% of whom work in nearshore delivery centers in European Union countries.
Our nearshore delivery model was first established in Central Europe in order to efficiently deliver our solutions to European clients. Our primary delivery centers are located in Romania, where we employed approximately 2,597 employees involved with delivery of our services as of June 30, 2019. As of June 30, 2019, we had 969 such employees located in Cluj-Napoca, the second largest city in Romania and 906 such employees located in Bucharest, the capital of Romania. We believe Romania is an ideal location to source IT delivery talent due to its educational infrastructure, large multi-lingual population, advanced technological infrastructure and flexible labor regulation. According to Eurostat, Romania has the highest share of engineers in the European Union in 2014. According to the

June 2012 Eurobarometer report, approximately 31% of Romania’s population speaks English. As of June 30, 2019, we also had approximately 1,691 IT professionals across our locations in Bulgaria, North Macedonia, Moldova and Serbia, which are countries that we believe offer many of the same benefits as Romania. To serve our North American clients, we had approximately 707 employees involved with delivery of our services across our seven Latin American delivery centers as of June 30, 2019, the majority of which are located in Argentina (300 employees) and Colombia (310 employees). We believe that the Latin American region as a whole has an abundant talent pool of individuals skilled in IT.
Employees at our close-to-client locations include our sales teams, as well as account management and other client-facing employees, which helps maintain quality and consistency in collaboration with our nearshore delivery teams.
In addition, we are highly focused on the security of our clients’ data and are certified to ISO 27001 standards.
Our Clients
As of June 30, 2019 we had 275 active clients, which we define as clients who spent money with us over the preceding 12-month period. Our clients are primarily enterprises based in the United Kingdom, European Union and United States. Our clients principally operate in the Financial Services and Payments and Technology, Media and Telecommunications verticals. We are also focused on growing our client base in other verticals, such as the consumer products, healthcare, logistics and retail verticals.
During the fiscal years ended June 30, 2019, 2018 and 2017, our 10 largest clients based on revenue accounted for 37.7%, 41.5% and 49.1%, our total revenue, respectively. Our largest client for the fiscal years ended June 30, 2019, 2018 and 2017, Worldpay accounted for 9.8%, 10.8% and 13.0%, of our revenue, respectively. For the quarter ended June 30, 2019, Worldpay accounted for 9.7% of our revenue. Pursuant to an agreement that we entered into with Worldpay in November 2016, we granted Worldpay an option to acquire a captive Romanian subsidiary that we created and staffed for Worldpay. On June 1, 2019, we entered into an agreement to sell the captive to Worldpay and to terminate the option and transfer agreement, and on August 31, 2019 the transaction was completed. See “Item 8: Financial Information—Significant Changes” for a further discussion on the sale of the captive Romanian subsidiary.
We are focused on building deep, long-term relationships with our clients, which often begin with a discrete project and develop into larger engagements. We target clients to whom we believe we can demonstrate our deep understanding of technological trends and our capability to provide end-to-end ideation-to-production services.
Some of our representative clients by vertical include Beazley, Rabobank, RSA, Jupiter, Vocalink and Worldpay in Payment & Financial Services; Adobe, Backbase, Poly and R&A in Technology, Media and Telecommunications; and Maersk, Rebecca Minkoff and Simplyhealth in Other.
Sales and Marketing
Our sales and marketing strategy is focused on driving revenue growth from existing and new clients. We run a single, highly integrated sales and marketing organization that comprises strategy, solutions and offers, marketing, lead generation, sales and account teams. As of June 30, 2019, we had 77 employees on our sales and marketing team located across our offices.
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
We announced a strategic partnership with Bain & Company on October 11, 2018. The Bain-Endava partnership brings together deep skills in business and technology strategy, product ideation, technology development and deployment, and organizational change management to help support clients through successful transformations. As an indication of commitment to the partnership, Bain & Company has taken an ownership stake in Endava via our July 2018 initial public offering.

We have received various awards, including being:

•	featured in the London Stock Exchange Group’s 1000 Companies to Inspire Britain 2019 report, which celebrates the fastest-growing and most dynamic enterprises in the UK.

•	winner of “Brand of the Year” award at the 5th edition of the annual Romanian Business Services Forum & Awards.

•	winner of the “Outsourcing Project of the Year” with BT Pay - the first mobile wallet launched by a Romanian Bank, at the 2019 ANIS Gala

•	recognized by the Best of the Global Outsourcing 100®, a celebratory list of the best companies in the last 10 years, presented by IAOP.

•	recognized by the Financial Times Future 100 UK, list honoring fast growing British companies that are making an impact, either on society or their industry.

•	ranked 22nd in the Sunday Times HSBC International Track 200;
•named as the Company of the Year at the 2018ANIS Romania awards gala;
•ranked as one of the top 3 UK technical agencies in 2017, according to Econsultancy;
•ranked as one of the top 13 UK agencies in digital income in each of 2015, 2016 and 2017, according to Econsultancy;
•featured in the International Association of Outsourcing Professionals (IAOP) Global Outsourcing 100 lists in 2015 (Best Leaders in Employee Growth and Best Leaders in Revenue Growth), 2016 (Leaders Category for Top Company for Revenue and Employee Growth and for Programs for Innovation), 2017 (Leaders Category for Top Company for Programs for Innovation) and 2018 (Leaders Category for Top Company for Programs for Innovation and Awards and Certifications);

•	recognized as employer of the year for outsourcing in Romania at the Romanian Outsourcing Awards for Excellence Gala in 2016;

•	ranked as one of the top 20 IT companies to work for in Romania by Biz Magazine in 2013, 2014 and 2015; and

•	the winner, together with Worldpay Group PLC, of Software Outsourcing Project of the Year at the 2017 ANIS gala in Romania.
Competition
We operate in a global and dynamic market and compete with a variety of organizations that offer services similar to those that we offer.
We face competition primarily from:

•	next-generation IT service providers, such as Globant S.A and EPAM Systems;

•	digital agencies and consulting companies, such as McKinsey & Company, Ideo, The Omnicom Group, Sapient Corporation and WPP plc;

•	global consulting and traditional IT service companies, such as Accenture PLC, Capgemini SE, Cognizant Technology Solutions Corporation and Tata Consultancy Services Limited; and

•	in-house development departments of our clients.

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
Facilities
Our corporate headquarters are located at 125 Broad Street, London EC2N 1AR, United Kingdom, where we lease approximately 1,000 square meters of office space. We provide services from delivery centers located in Argentina, Bulgaria, Colombia, North Macedonia, Moldova, Romania, Serbia, Uruguay and Venezuela and have additional offices in Denmark, Germany, the Netherlands and the United States. We lease all of our facilities. We believe that our current facilities are suitable and adequate to meet our current needs and for the foreseeable future. Our delivery centres and offices as of June 30, 2019 are shown in the table below:

Location	Type/Use	Approximate Size(square meters)
Central Europe:
Bucharest, Romania	Delivery centre	11,007
Cluj, Romania	Delivery centre	9,889
Belgrade, Serbia	Delivery centre	6,346
Chisinau, Moldova	Delivery centre	5,310
Iasi, Romania	Delivery centre	4,989
Sofia, Bulgaria	Delivery centre	4,461
Skopje, North Macedonia	Delivery centre	3,189
Pitesti, Romania	Delivery centre	851
Targu Mures, Romania	Delivery centre	518
Timisoara, Romania	Delivery centre	610
Brasov, Romania	Delivery centre	355
Western and Northern Europe:
London, United Kingdom	Office premises	1,033
Frankfurt, Germany	Office premises	551
Hilversum, Netherlands	Office premises	296
Denmark, Copenhagen	Office premises	64
Latin America:
Medellin, Colombia	Delivery centre	5,909
Bogota, Colombia	Delivery centre	3,816
Rosario, Argentina	Delivery centre	1,939
Caracas, Venezuela	Delivery centre	929
Rio Negro, Uruguay	Delivery centre	563
Buenos Aires, Argentina	Delivery centre	515
Colonia, Uruguay	Delivery centre	452
Parana, Argentina	Delivery centre	302
North America:
New Jersey, USA	Office premises	749
New York, USA	Office premises	478
Washington, USA	Office premises	397
Atlanta, USA	Office premises	18
Our People
As of June 30, 2019, 2018 and 2017 we had 5,754, 4,819 and 3,744 employees, respectively. We have collective bargaining agreements with our employees in Romania. We believe our employee relations are good and we have not experienced any work stoppages. We vet our employees in accordance with the BS7858 screening standards.

At each date shown, we had the following employees, broken out by department and geography:

	As of June 30,
	2019	2018	2017
Function:
Employees Involved in Delivery of Our Services	5,197	4,368	3,433
Selling, General and Administrative	557	451	311
Total	5,754	4,819	3,744

Employees by geography	Fiscal Year Ended June 30,
	2019	2018	2017
Western Europe	254	232	233
Central Europe - EU Countries	3,062	2,578	2,314
Sub-total: EU Countries (Western & Central Europe)	3,316	2,810	2,547
Central Europe - Non-EU Countries	1,583	1,279	1,073
Latin America(1)	780	665	68
North America	75	65	56
Total	5,754	4,819	3,744
We believe that our people are our most important asset. We provide Endavans with training to develop their technical and soft skills, in an environment where they are continually challenged and given opportunities to grow as professionals, and with tools and resources to innovate. Endava University and “Pass It On” are key elements of our training and development framework. Endava University provides classroom-based training and “Pass It On” uses apprenticeship and open sharing so that our people can grow by way of collective experiences and knowledge. Our employees also have career coaches to customize their integration into their respective teams and to help visualize their development and future. Through Endava Labs and regular hackathons, our teams are encouraged to express their creativity in using next-generation technologies to build innovative solutions.
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
We also get involved in initiatives that address social issues and encourage knowledge-sharing beyond our organization in the communities in which we operate. We regularly sponsor technical events and speak at global technical and industry-focused conferences. Our largest initiative consists of internship and graduate programs. By supporting local education, we seek to inspire exploration in engineering and technology.
We believe that we have built an organization deeply committed to helping people succeed and that our culture fosters our core values:
•Openness : We are confident in our abilities, our approach and our people, so we are transparent.
•Thoughtfulness : We care deeply about the success of our people, our clients and the countries in which we operate.
•Adaptability : We embrace change and value differences, enabling us to be successful in complex environments.

C. Organizational Structure.
The following diagram illustrates our current corporate structure:

Endava plc
UK Holding Company
100%
Endava ApS
Danish Subsidiary
Endava (Ireland) Ltd
Irish Subsidiary
Endava Inc.
US Subsidiary
Endava GmbH
German Subsidiary
Endava DOOEL Skopje
Macedonian Subsidiary
Endava Romania SRL
Romanian Subsidiary
Endava (UK) Ltd
UK Subsidiary
ICS Endava SRL
Moldovan Subsidiary
Endava D.O.O. Beograd
Serbian Subsidiary
Endava S.A.S
Colombian Subsidiary
100%
Endava LLC
US Subsidiary
100%
Endava Holdings Inc.
US Subsidiary
100%
Endava Nearshore Ventures LLC
US Subsidiary
99.9996%
0.0004%
Endava Vnz S.C.A
Venezuelan Subsidiary
5.11%
94.89%
100%
99%
1%
Endava Argentina SRL
Argentinian Subsidiary
Endava Colombia S.A.S.
Colombian Subsidiary
Endava Uruguay S.R.L.
Uruguayan Subsidiary
100%
0.2%
99.8%
Endava (Managed Services) Ltd
UK Subsidiary
Endava Holding B.V.
Netherlands Subsidiary
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
Since our founding in 2000, we have expanded from a single office serving clients principally located in the city of London to a global enterprise serving clients across Europe and North America from nearshore delivery centers located in Central Europe and Latin America. We provide services from our nearshore delivery centers, located in two European Union countries – Romania and Bulgaria, three other Central European countries – North Macedonia, Moldova and Serbia, and four countries in Latin America – Argentina, Colombia, Uruguay and Venezuela. We have close-to-client offices in four Western European countries – Denmark, Germany, the Netherlands and the United Kingdom, as

well as in the United States. As of June 30, 2019, we had 5,754 employees, approximately 53.2% of whom work in nearshore delivery centers in European Union countries. As of June 30, 2019, 2018 and 2017 we had 5,754, 4,819 and 3,744 employees, respectively. The breakdown of our employees by geography is as follows for the periods presented:

Employees by geography	Fiscal Year Ended June 30,
	2019	2018	2017
Western Europe	254	232	233
Central Europe - EU Countries	3,062	2,578	2,314
Sub-total: EU Countries (Western & Central Europe)	3,316	2,810	2,547
Central Europe - Non-EU Countries	1,583	1,279	1,073
Latin America(1)	780	665	68
North America	75	65	56
Total	5,754	4,819	3,744
________________

(1)	The increase from 2017 to 2018 in Latin America headcount includes 527 employees acquired in connection with our acquisition of Velocity Partners, LLC, or Velocity Partners, in December 2017.

As of June 30, 2019, we had 275 active clients, which we define as clients who paid us for services over the preceding 12-month period, principally operating in the Payments and Financial Services vertical and Technology, Media & Telecommunications, or TMT, vertical. Worldpay was our largest client for each of the last three fiscal years, contributing 9.8%, 10.8% and 13.0% of our total revenue in fiscal 2019, 2018 and 2017, respectively. We served clients in the geographies and key industry verticals, which are Payments and Financial Services, TMT and Other, as follows for the periods presented (by revenue):

Revenue by geography	Fiscal Year Ended June 30,
	2019	2018	2017
	(in thousands)
North America	£79,231	£45,600	£25,944
Europe	79,186	73,442	53,486
United Kingdom	129,513	98,571	79,938
Total	£287,930	£217,613	£159,368

Revenue by industry vertical	Fiscal Year Ended June 30,
	2019	2018	2017
	(in thousands)
Payments and Financial Services	£152,179	£123,675	£91,056
TMT	78,888	61,095	48,534
Other	56,863	32,843	19,778
Total	£287,930	£217,613	£159,368
We have achieved significant growth in recent periods. For the fiscal years ended June 30, 2019, 2018 and 2017,our revenue was £287.9 million, £217.6 million and £159.4 million, respectively, representing a compound annual growth rate of 34.4% over the three fiscal year period. We generated 45.0%, 45.3%, 50.2% of our revenue for the fiscal years ended June 30, 2019, 2018 and 2017, respectively, from clients located in United Kingdom; we generated 27.5%, 33.7% and 33.6% of our revenue in each of those fiscal years, respectively, from clients located in Europe; and we generated 27.5%, 21.0% and 16.2% of our revenue in each of those fiscal years, respectively, from clients located in North America. Our revenue growth rate at constant currency, which is a measure that is not calculated and presented in accordance with International Financial Reporting Standards, or IFRS, for the fiscal years ended June 30, 2019, 2018 and 2017 was 31.1%, 37.2% and 28.5%, respectively. Over the last five fiscal years, 88.8% of our revenue, on average, each fiscal year came from clients who purchased services from us during the prior fiscal year.
Our profit before taxes was £30.1 million, £24.7 million and £21.7 million for the fiscal years ended June 30, 2019, 2018 and 2017, and our profit before taxes as a percentage of revenue was 13.6%, 11.3% and 10.5%, respectively, for the same periods. Our adjusted profit before taxes margin, or Adjusted PBT Margin, which is a measure that is not calculated and presented in accordance with IFRS, was 18.0%, 15.4% and 15.8%, respectively, for the fiscal years ended June 30, 2019, 2018 and 2017. See notes 1 and 6 in the section of this Annual Report on Form 20-F titled “Selected Financial Data—Non-IFRS Measures and Other Management Metrics” for a reconciliation of revenue growth rate to revenue growth rate at constant currency and for a reconciliation of profit before taxes to Adjusted PBT, respectively, the most directly comparable financial measures calculated and presented in accordance with IFRS.
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
Key Factors Affecting Our Performance
We believe that the key factors affecting our performance and results of operations include our ability to:
Expand Relationships with Existing Clients
We are focused on continuing to expand our relationships with existing clients by helping them solve new problems and become more engaging, responsive and efficient. We have a demonstrated track record of expanding our work with clients after an initial engagement. In the 2018 and 2019 fiscal years, the number of clients that have a minimum annual spend with us of at least £1.0 million has grown from 46 to 63, respectively and the average spend of our 10 largest clients was £9.0 million in the 2018 fiscal year and £10.9 million in the 2019 fiscal year. Our ability to increase sales to existing clients will depend on a number of factors, including the level of clients’ satisfaction with our services, changes in clients’ strategic priorities, changes in key client personnel or strategic transactions involving clients, pricing, competition and overall economic conditions.
Add New Clients Across Industry Verticals and Geographies
As of June 30, 2019, 2018 and 2017, we had 275, 258 and 188 active clients, respectively. We believe that we have a significant opportunity to add new clients in our existing core verticals and geographies, and to expand our client base to new verticals and geographies.
We have established ourselves as a leader in delivering end-to-end ideation-to-production services in the Payments and Financial Services and TMT verticals. Clients in the Payments and Financial Services vertical contributed to 52.9%

and 56.8% of our total revenue in the 2019 and 2018 fiscal years, respectively. Clients in the TMT vertical contributed 27.4% and 28.1% of our total revenue in the 2019 and 2018 fiscal years, respectively. Clients in other verticals contributed 19.7% and 15.1% of our total revenue in the 2019 and 2018 fiscal years, respectively. We believe that we continue to have a significant untapped opportunity in these sectors and we plan to leverage this experience to expand our vertical reach.
Attract, Retain and Efficiently Utilize Talent
We believe that our people are our most important asset. We grew our average operational headcount by 24.4% in the 2018 fiscal year and 23.9% in the 2019 fiscal year. We provide Endavans with training to develop their technical and soft skills, in an environment where they are continually challenged and given opportunities to grow as professionals, and with tools and resources to innovate. However, there is significant competition for technology professionals in the geographic regions in which our delivery centers are located and we expect that such competition is likely to continue for the foreseeable future. Further, in order to maintain our gross margin, we must maintain favorable utilization rates among our existing IT professionals, which depends on our ability to integrate and train new employees, efficiently transition employees from completed projects to new assignments, forecast demand for our services, deploy employees with appropriate skills and seniority to projects and manage attrition rates.
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

	Fiscal Year Ended June 30,
	2019	2018	2017
	(pounds in thousands)
Revenue growth rate at constant currency	31.1%	37.2%	28.5%
Average number of employees involved in delivery of our services	4,902	3,957	3,181
Revenue concentration	37.7%	41.5%	49.1%
Number of large clients	63	46	34
Adjusted profit before taxes margin	18.0%	15.4%	15.8%
Adjusted free cash flow	£29,806	£28,727	£11,186

Revenue Growth Rate at Constant Currency
We monitor our revenue growth rate at constant currency. As the impact of foreign currency exchange rates is highly variable and difficult to predict, we believe revenue growth rate at constant currency allows us to better understand the underlying business trends and performance of our ongoing operations on a period-over-period basis. We calculate revenue growth rate at constant currency by translating revenue from entities reporting in foreign currencies into British Pounds using the comparable foreign currency exchange rates from the prior period. For example, the average rates in effect for the fiscal year ended June 30, 2018 were used to convert revenue for the fiscal year ended June 30, 2019 and the revenue for the comparable prior period ended June 30, 2018, rather than the actual exchange rates in effect during the respective period. Revenue growth rate at constant currency is not a measure calculated in accordance with IFRS. See note 1 in the section of this Annual Report on Form 20-F titled “Selected Financial Data—Non-IFRS Measures and Other Management Metrics” for a reconciliation of revenue growth rate at constant currency revenue growth rate, the most directly comparable measure calculated and presented in accordance with IFRS.
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
Adjusted Free Cash Flow
We monitor our adjusted free cash flow to better understand and evaluate our liquidity position and to develop future operating plans. Our adjusted free cash flow is our net cash provided by (used in) operating activities, plus grant received, less purchases of non-current tangible and intangible assets. For a discussion of grant received, see “—Components of Results of Operations—Cost of Sales” below. Adjusted free cash flow is not a measure calculated in accordance with IFRS. See note 6 in the section of this Annual Report on Form 20-F titled “Selected Financial Data—Non-IFRS Measures and Other Management Metrics” for a reconciliation of adjusted free cash flow to net cash provided by (used in) operating activities, the most directly comparable financial measure calculated and presented in accordance with IFRS.
A. Operating Results.
The key elements of our results of operations include:
Revenue
We generate revenue primarily from the provision of our services and recognize revenue in accordance with IFRS 15, “Revenue from Contracts with Customers”. Revenue is measured at fair value of the consideration received, excluding discounts, rebates, taxes and duties. We enter into master services agreements, or MSAs, with our clients, which provide a framework for services and statements of work to define the scope, timing, pricing terms and performance criteria of each individual engagement under the MSA. Our services are generally performed under time-and-material based contracts (where materials consist of travel and out-of-pocket expenses), fixed-price contracts and managed service contracts.
In the 2019, 2018 and 2017 fiscal years, our 10 largest clients contributed, in the aggregate, £108.7 million, or 37.7%, £90.4 million, or 41.5%, and £78.2 million, or 49.1%, of our total revenue, respectively. The following table shows the number of our clients by revenue on a trailing 12-month basis for the periods presented:

Revenue	Fiscal Year Ended June 30,
	2019	2018	2017
Over £5 Million	15	8	5
£2 - £5 Million	26	22	17
£1 - £2 Million	22	16	12
Less than £1 Million	212	212	154
Total	275	258	188
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
In June 2013, we were awarded a grant of Romanian leu, or RON, 41.4 million (£7.94 million) from the Romanian Ministry of Finance for the creation of 500 new jobs in Romania between June 2013 and December 2015, subject to certain conditions, including continuing the newly created jobs for a five year period. To date, we have submitted claims and received £7.5 million under the grant. Claims are subject to audit by the Romanian authorities and secured until the end of the five-year maintenance period by a letter of credit. We recognize the income from the grant over the five-year period we are required to maintain the positions as an offset to cost of sales. The receipt of a cash payment under the grant is recognized in the statement of cash flows as cash from a financing activity. To the extent the amount we received is greater or less than the amount recognized, the difference is recorded as working capital.
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

Results of Operations
The following table sets forth our consolidated statements of comprehensive income data for the periods presented:

	Fiscal Year Ended June 30,
	2019	2018	2017
	(in thousands)
Consolidated Statements of Comprehensive Income Data:
Revenue	£287,930	£217,613	£159,368
Cost of sales:
Direct cost of sales(1)	(174,152)	(132,775)	(98,853)
Allocated cost of sales	(14,951)	(12,668)	(9,907)
Total Cost of sales	(189,103)	(145,443)	(108,760)
Gross profit	98,827	72,170	50.608
Selling, general and administrative expenses(1)	(65,857)	(46,737)	(27,551)
Operating profit	32,970	25,433	23,057
Net finance (costs)/income	(2,870)	(783)	(1,357)
Profit before tax	30,100	24,650	21,700
Tax on profit on ordinary activities	(6,093)	(5,675)	(4,868)
Net profit	£24,007	£18,975	£16,832
________________

(1)	Includes share-based compensation expense as follows:

	Fiscal Year Ended June 30,
	2019	2018	2017
	(in thousands)
Direct cost of sales	£5,724	£1,006	£560
Selling, general and administrative expenses	6,298	499	294
Total	£12,022	£1,505	£854

The following table sets forth our consolidated statements of comprehensive income data expressed as a percentage of total revenue:

	Fiscal Year Ended June 30,
	2019	2018	2017
Consolidated Statements of Comprehensive Income Data:
Revenue	100%	100%	100%
Cost of sales:
Direct cost of sales	(60.5)%	(61.0)%	(62.0)%
Allocated cost of sales	(5.2)%	(5.8)%	(6.2)%
Total Cost of sales	(65.7)%	(66.8)%	(68.2)%
Gross profit	34.3%	33.2%	31.8%
Selling, general and administrative expenses	(22.9)%	(21.5)%	(17.3)%
Operating profit	11.5%	11.7%	14.5%
Net finance (costs)/income	(1.0)%	(0.4)%	(0.9)%
Profit before tax	10.5%	11.3%	13.6%
Provision for income tax	(2.1)%	(2.6)%	(3.1)%
Net profit	8.3%	8.7%	10.6%
Comparison of the Years Ended June 30, 2019, 2018 and 2017
Revenue

	Year Ended June 30,			% Change
	2019	2018	2017	2019 vs. 2018	2018 vs. 2017
	(pounds in thousands)
Revenue	£287,930	£217,613	£159,368	32.3%	36.5%
2019 Compared to 2018. Revenue for 2019 was £287.9 million, an increase of £70.3 million, or 32.3%, over 2018. In constant currency terms, revenue grew by 31.1% over 2018. We achieved significant growth in revenue across all verticals. Revenue from clients in the Payments and Financial Services vertical increased by £28.5 million, or 23.0%, to £152.2 million in 2019 from £123.7 million in 2018. Revenue from clients in the TMT vertical increased by £17.8 million, or 29.1%, to £78.9 million in 2019 from £61.1 million in 2018. Revenue from clients in our Other vertical also grew significantly, increasing by £24.0 million, or 73.1%, to £56.9 million in 2019 from £32.8 million in 2018. Revenue also grew across all geographies. Revenue from clients based in Europe increased by £5.7 million, or 7.8%, to £79.2 million in 2019 from £73.4 million in 2018. Revenue from clients based in the United Kingdom increased by £30.9 million, or 31.4%, to £129.5 million in 2019 from £98.6 million in 2018. Revenue from clients based in North America increased by £33.6 million, or 73.8%, to £79.2 million in 2019 from £45.6 million in 2018. Revenue from our top 10 clients in 2019 increased by £18.3 million, or 20.3%, to £108.7 million compared to £90.4 million in revenue from our top 10 clients in 2018.
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
Cost of Sales

	Year Ended June 30,			% Change
	2019	2018	2017	2019 vs. 2018	2018 vs. 2017
	(pounds in thousands)
Cost of sales
Direct cost of sales	£(174,152)	£(132,775)	£(98,853)	31.2%	34.3%
Allocated cost of sales	(14,951)	(12,668)	(9,907)	18.0%	27.9%
Total Cost of sales	(189,103)	(145,443)	(108,760)	30.0%	33.7%
Gross margin	34.3%	33.2%	31.8%
2019 Compared to 2018. Total cost of sales increased by £43.7 million, or 30.0%, in 2019 compared to 2018. The increase consisted of a £41.4 million increase in direct cost of sales, primarily as a result of increased personnel costs, which reflected an increase in the average number of employees involved in delivery of our services from 3,957 in 2018 to 4,902 in 2019.  Our growth in operational headcount consisted of continued organic growth in the number of employees at our delivery centres.  Grant income decreased by £0.8 million in 2019 compared to 2018 and research and development credits increased by £0.3 million in 2019 compared to 2018. Additionally, allocated cost of sales increased by £2.3 million in 2019 compared to 2018, or 18.0%, primarily as a result of increased property costs and increased headcount. Gross margin increased to 34.3% in 2019 from 33.2% in 2018.
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
Selling, General and Administrative Expenses

	Year Ended June 30,			% Change
	2019	2018	2017	2019 vs. 2018	2018 vs. 2017
	(pounds in thousands)
Selling, general and administrative expenses	£(65,857)	£(46,737)	£(27,551)	40.9%	69.6%
% of revenue	(22.9)%	(21.5)%	(17.3)%
2019 Compared to 2018. Selling, general and administrative expenses increased by £19.1 million, or 40.9% in 2019 compared to 2018.  The increase in total selling, general and administrative expenses is primarily related to an increase of £15.6 million in general and administrative expenses as a result of increased support functions costs involved with public company running costs. General and administrative expenses also includes £3.5 million of costs incurred in connection with our initial and follow on offerings, plus Sarbanes-Oxley compliance expenses. Sales and marketing expenses increased by £2.0 million. Depreciation and amortization increased by £1.0 million, or 33.4%, in 2019 compared to 2018, primarily as a result of a £0.8 million increase in amortization of acquired intangible assets acquired.  As a percentage of revenue, selling, general and administrative expenses increased from 21.5% to 22.9%, reflecting increased expenditures in public company running costs.
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
Net Finance (Cost)/Income

	Year Ended June 30,			% Change
	2019	2018	2017	2019 vs. 2018	2018 vs. 2017
	(pounds in thousands)
Net finance (cost)/income	£(2,870)	£(783)	£(1,357)	266.5%	(42.3)%
% of revenue	(1.0)%	(0.4)%	(0.9)%
2019 Compared to 2018. In 2019, we recognized net finance cost of £2.9 million, which included a £6.0 million cost relating to the fair value movement of contingent consideration and £2.9 million gain related to changes in foreign exchange rates. In 2018, we recognized net finance cost of £0.8 million, which included £0.6 million related to interest payable on amounts outstanding under our credit facility.
2018 Compared to 2017. In 2018, we recognized net finance cost of £0.8 million, which included £0.6 million related to interest payable on amounts outstanding under our credit facility. In 2017, we recognized net finance cost of £1.4 million, which included £1.0 million related to changes in foreign exchange rates and £0.3 million related to interest payable on amounts outstanding under our credit facility.
Provision for Income Tax

	Year Ended June 30,			% Change
	2019	2018	2017	2019 vs. 2018	2018 vs. 2017
	(pounds in thousands)
Provision for income taxes	£(6,093)	£(5,675)	£(4,868)	7.4%	16.6%
2019 Compared to 2018. Provision for income taxes increased by £0.4 million, or 7.4%, in 2019 compared to 2018. Our annual effective tax rate for 2019 was 20.2%, compared to an annual effective tax rate of 23.0% for 2018. In 2019, our effective tax rate decreased compared to 2018 primarily due to non-deductible expenses arising in 2018 in relation to our initial public offering.
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
B. Liquidity and Capital Resources.
Capital Resources
To date, we have financed our operations primarily through sales of information technology services, as well as borrowings under our revolving credit facilities and through our initial public offering that we completed in July 2018. As of June 30, 2019, we had £70.2 million in cash and cash equivalents.
In December 2017, we entered into a secured Multicurrency Revolving Facility Agreement, or the Facility Agreement, with HSBC Bank PLC, as arranger, HSBC Bank PLC, as security agent, certain subsidiaries party thereto and the financial institutions listed therein. The Facility Agreement provides for a £50.0 million primary revolving credit facility and €16.5 million of guarantee capacity, which we collectively refer to as the Facility. The Facility Agreement also provides for an incremental facility, which may not exceed £40.0 million.  The Facility matures on December 19, 2020. Loans under the Facility Agreement bear interest, at our option, at a rate equal to either the LIBOR rate, the EURIBOR rate or the ROBOR rate, plus an applicable margin ranging from 0.8% to 1.40% per annum, based upon the net leverage ratio.  Our obligations under the Facility are guaranteed by some of our subsidiaries. The Facility Agreement contains customary representations and warranties and customary affirmative and negative covenants applicable to the facility parties and our consolidated subsidiaries. Under the terms of the Facility Agreement, we are required to comply with net leverage ratio and interest coverage covenants. The Facility Agreement contains customary events of default and is secured by a lien on substantially all of our assets.  As of June 30, 2019, there was no amount outstanding under the £50.0 million primary facility and €11.3 million was drawn from the €16.5 million guarantee facility.
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
Cash Flows
The following table shows a summary of our cash flows for the years ended June 30, 2017, 2018 and 2019:

	Year Ended June 30,
	2019 (£)	2018 (£)	2017 (£)
	(in thousands)
Cash and cash equivalents at beginning of the year	£15,048	£23,571	£12,947
Net cash from operating activities	35,348	33,984	14,740
Net cash used in investing activities	(10,051)	(31,792)	(19,499)
Net cash from / (used in) financing activities	26,355	(10,732)	14,838
Effects of exchange rates on cash and cash equivalents	3,472	17	545
Cash and cash equivalents at end of the year	£70,172	£15,048	£23,571
Operating Activities
Operating activities provided £35.3 million of cash in the year ended June 30, 2019, primarily from profit before tax of £30.1 million, a U.K. research and development credit received of £1.3 million and other non-cash items of £21.4 million, offset by tax paid of £5.9 million and net changes in working capital of £11.5 million. The net changes in working capital were primarily driven by a net increase in trade receivables and accrued income of £13.8 million and an increase in other creditors of £1.4 million, partially offset by an increase in accruals of £1.3 million.
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
Investing Activities
Investing activities used £10.1 million of cash in the year ended June 30, 2019, including £3.2 million (net of the cash acquired) to fund the acquisition of Velocity Partners, £6.1 million for purchases of property, plant and equipment relating to our delivery centers and £1.3 million for purchases of software and licenses.

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
Financing Activities
Financing activities provided £26.4 million of cash in the year ended June 30, 2019, including £44.8 million net proceeds from Initial Public Offering and £1.8 million in grants from the Romanian and North Macedonian governments, partially offset by £20.0 million repayment of net borrowings under our credit facility and £0.3 million of interest payments.
Financing activities used £10.7 million of cash in the year ended June 30, 2018, including £10.3 million of net borrowings under our credit facility and £0.6 million of interest payments, partially offset by £0.1 million in grants from the North Macedonian government.
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

F. Tabular Disclosure of Contractual Obligations.
Contractual Obligations and Commitments
The following table summarizes our commitments to settle contractual obligations at June 30, 2019:

	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years	Total
	(in thousands)
Revolving credit facility	£—	£—	£—	£—	£—
Finance leases	21	—	—	—	21
Operating leases	10,907	19,868	12,406	15,292	58,473
Other long-term liabilities and provisions	—	113	—	—	113
Total	£10,928	£19,981	£12,406	£15,292	£58,607
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
We lease our facilities under non-cancellable operating leases. As of June 30, 2019, we have leases that expire at various dates through March 2029.
G. Safe Harbor.
This Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Cautionary Statement Regarding Forward-Looking Statements.”
Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management.
MANAGEMENT
Executive Officers and Directors
The following table sets forth certain information with respect to our executive officers and directors, including their ages as of August 31, 2019:

Name	Age	Position(s)
Executive Officers
John Cotterell	58	Chief Executive Officer, Director
Mark Thurston	55	Chief Financial Officer, Director
Rob Machin	46	Chief Operating Officer
Julian Bull	49	Chief Commercial Officer
Rohit Bhoothalingam	46	General Counsel

Non-Employee Directors
Trevor Smith	65	Chairman of the Board of Directors
Andrew Allan	63	Director
Sulina Connal(1)	51	Director
Ben Druskin	51	Director
Mike Kinton	72	Director
David Pattillo	59	Director
(1) Ms. Connal was appointed to our board of directors on September 25, 2019.

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
Rohit Bhoothalingam was appointed as our General Counsel in March 2019. Prior to joining Endava, he served as the Associate General Counsel for VEON, a Nasdaq and Euronext-listed digital and telecommunications company from October 2016 until August 2018. From December 2008 to December 2014, Mr. Bhoothalingam was the General Counsel at London Mining Plc, a global mining company, and from December 2014 to July 2016, he served as Consulting General Counsel at London Mining Plc. Mr. Bhoothalingam studied law at Cambridge University and holds a Masters in Law from Georgetown University Law Center.
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
Sulina Connal has served as a member of our board of directors since September 25, 2019. She has served as the Director of Mobile and Connectivity Partnerships at Facebook since October 2017. Prior to that, from April 2014 until September 2017, she served as the Senior Vice President of Strategic Partnerships at Orange. Ms. Connal holds an M.A. from the University of Oxford. Our board of directors believes that Ms. Connal’s business experience provide him with the qualifications and skills to serve as a director.
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
David Pattillo has served as a member of our board of directors since January 2017. From February 2014 to January 2019, Mr. Pattillo served as the Chief Financial Officer and member of the board of directors of ClearStar, Inc. From June 2012 to December 2013, Mr. Pattillo served as Manager of Dapa, LLC. Mr. Pattillo holds a B.S. from Clemson University and an MBA from the University of Georgia – Terry College of Business. Our board of directors believes that Mr. Pattillo’s knowledge of the information technology industry provides him with the qualifications and skills to serve as a director.
B. Compensation.
The following discussion provides the amount of compensation paid, and benefits in-kind granted, by us and our subsidiaries to our directors, executive officers and non-employee directors for services in all capacities to us and our subsidiaries for the fiscal year ended June 30, 2019, as well as the amount contributed by us or our subsidiaries into money purchase plans for the fiscal year ended June 30, 2019 to provide pension, retirement or similar benefits to our directors, members of our senior management and non-employee directors.
The following information on Directors’ remuneration has been prepared in accordance with disclosure requirements for UK listed companies.
Compensation of Directors
For the year ended June 30, 2019, the table below sets forth the compensation paid to our directors, and in the case of Mr. Cotterell and Mr. Thurston reflects the compensation paid for their services as members of our senior management, during the period each individual served as a member of the board of directors.

£ (000)s	Year End June 30, 2019
Name	Salary/Fees	Bonus(1)	Benefits(2)	Pension	Multi-year variable(3) (4)	Total
John Cotterell Chief Executive Officer and Executive Director	350	258	13	47	2,420(5)	3,088
Mark Thurston Chief Financial Officer and Executive Director	225	120	29	18	2,034(5)	2,426
Trevor Smith Non-Executive Director	60	—	—	—	164	224
Andrew Allan, Non-Executive Director	55	—	—	—	164	219
Ben Druskin (6) Non-Executive Director	55	—	—	—	164	219
Mike Kinton Non-Executive Director	55	—	—	—	164	219
David Pattillo (6) Non-Executive Director	62	—	—	—	164	226
(1)    The annual bonus for our executive directors were subject to a single performance measure with a revenue underpin, as described below. No bonus was payable unless a threshold level of performance was achieved, and furthermore no bonus was payable unless the Company achieved a threshold level of revenue of £264 million. Payout levels are measured on a straight-line basis between threshold and maximum.

		Threshold	Maximum	Actual
Adjusted PBT for FY19	(£ in millions)	£40.6	£43.5	£52.5
Payout	% of max	50%	100%	100%

Both the revenue threshold and maximum Adjusted PBT target were achieved during the year, and accordingly 100% of the bonus was payable to our executive directors. Mr. Cotterell and Mr. Thurston will be eligible for a maximum annual bonus in fiscal year 2020 of £300,000 (86% of salary) and £140,000 (62% of salary), respectively. The bonus will be subject to an Adjusted PBT performance measure set by the remuneration committee of our board of directors.

(2)
Consists of car allowance payments to Mr. Cotterell and Mr. Thurston in the amounts of £10,000 and £7,500, respectively, as well as payments for medical insurance, life assurance and income protection. There is no change in the provision of benefits for our executive directors for fiscal year 2020.

(3)
For Mr. Thurston and the Non-Executive Directors, includes the value of restricted stock units, or RSU, awards granted on July 26, 2018, as described below. Awards have been valued using the share price at grant (the IPO offer price) of £15.20.

(4)
For Mr. Thurston and the Non-Executive Directors, the value of LTIP awards vesting based on performance up to June 30, 2019, as described below. Performance conditions were satisfied in full. For the purpose of this table, awards have been valued using a three-month average share price up to June 30, 2019 of £26.89; this figure will be restated next year based on the actual price at vesting.

(5)
For the Executive Directors, includes the value of awards granted on July 26, 2018 pursuant to the 2018 Equity Incentive Plan, or the 2018 Plan, of which 100% vested based on performance up to June 30, 2019. These awards will vest in four equal tranches as described below. For the purpose of this table, awards have been valued using a three-month average share price up to June 30, 2019 of £26.89; this figure will be restated next year based on the actual price at vesting.

(6)	Fees were paid in U.S. Dollars and were converted to GBP using an exchange rate of 1:1.294, being the average exchange rate over the financial year.
Non-Executive Director Service Agreements
We engage independent directors using standard terms as set out in our template letter of appointment. Independent directors are engaged from the commencement date of the letter of appointment for an initial term, until the conclusion of our next annual general meeting. Under the service agreements, Messrs. Allan and Kinton are entitled to receive an annual fee of £55,000, Mr. Smith is entitled to receive an annual fee of £60,000, Mr. Druskin is entitled to receive an annual fee of $70,000, and Mr. Pattillo is entitled to receive an annual fee of $77,000, in each case inclusive of fees payable for all duties. Our independent directors are generally entitled to receive restricted share units for each term of their engagement, at the remuneration committee’s sole discretion. Following termination of their appointment, independent directors are subject to a six-month non-competition restrictive covenant, a 12-month non-poach restrictive covenant and a 12-month non‑solicitation restrictive covenant and are not eligible to receive benefits upon termination.
Compensation of Executive Officers
For the fiscal year ended June 30, 2019, the aggregate compensation granted, accrued or paid to our non-director, executive officers for services in all capacities was £4.1 million. We do not set aside or accrue amounts to provide pension, retirement or similar benefits to members of our board of directors or executive officers.
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
This agreement may be terminated by either party giving the other either six to 12 months’ notice in writing. We reserve the right to place the executive officer on garden leave at any time after notice has been given by either party, and to pay in lieu of notice. We may terminate the agreement without notice or payment in lieu of notice in certain circumstances as a result of the executive officer’s behavior or conduct, including for example, repeated breach of the service agreement after warning from us, dishonesty, gross misconduct or willful neglect in the discharge of their duties under the service agreement. On termination of this agreement, the executive officer is required to resign from our board of directors.
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
Endava Executive Bonus Scheme
We have implemented the Endava Executive Bonus Scheme that is designed to incentivize higher levels of growth. The Executive Bonus Scheme applies to employees of senior manager grade and above who have not served or been given notice of termination. There is no automatic entitlement to the Executive Bonus Scheme, and eligibility is determined each year and determined by reference to profit before tax. At the level of profit where the bonus scheme begins, there will be a £0 cash payment. The bonus cash payment will then increase as the profit before tax increases.
For the fiscal year ended June 30, 2019, the aggregate amounts expected to be paid at the end of September 2019 to our non-director, executive officers under the Executive Bonus scheme is £0.4 million.
Outstanding Equity Awards, Grants and Option Exercises
Performance Share Units
Awards of Performance Share Units, or PSUs, were made under the 2018 Plan to the Executive Directors on July 26, 2018, which were subject to a performance measure as described below. If the performance condition is satisfied, awards vest in four equal tranches on October 31, 2019 and each year for three years thereafter.

Participant	Number of awards	Share price on date of grant(1)	Face value	Date of grant	Date of vesting
John Cotterell	90,000	£15.20	£1,367,677	July 26, 2018	October 31, 2019 to October 31, 2022
Mark Thurston	45,000	£15.20	£683,839	July 26, 2018	October 31, 2019 to October 31, 2022
(1) Based on the offer price of $20, converted to GBP on the date of grant.

Restricted Share Units
Awards of RSUs were made under the 2018 Plan to Mark Thurston and the Non-Executive Directors on July 26, 2018. Awards vest subject to the participant remaining in service to the Company, on January 31, 2019 for Mark Thurston, and on October 31, 2019 for the Non-Executive Directors.

Participant	Number of awards	Share price on date of grant(1)	Face value	Date of grant	Date of vesting
Mark Thurston	10,000	15.20	151,964	July 26, 2018	January 31, 2019
Trevor Smith	7,500	15.20	113,973	July 26, 2018	October 31, 2019
Andrew Allan	7,500	15.20	113,973	July 26, 2018	October 31, 2019
Ben Druskin	7,500	15.20	113,973	July 26, 2018	October 31, 2019
Mike Kinton	7,500	15.20	113,973	July 26, 2018	October 31, 2019
David Pattillo	7,500	15.20	113,973	July 26, 2018	October 31, 2019

(1) Based on the offer price of $20, converted to GBP on the date of grant.

Options
The following table summarizes the options that we granted to members of our board of directors pursuant to the terms of our Equity Compensation Arrangements during the year ended June 30, 2019, excluding LTIP awards:

Participant	Number of awards	Plan	Share price on date of grant	Face value	Exercise price	Date of grant	Date of vesting
Mark Thurston	377 (1)	2018 Sharesave Plan	17.82	6,718	19.07	October 23, 2018	December 1, 2021

(1)
The exercise price for these awards is £19.07, determined on the basis of a 15% discount on the five-day average closing share prices for the period September 27, 2018 to October 3, 2018, converted to GBP on a daily basis. The shares subject to this option vest in full on December 1, 2021.

Directors’ Current Shareholdings and Interests in Shares
The table below provides details on the Director’s current shareholdings as well as their interests in outstanding share awards as at June 30, 2019.

Name	Unconditionally-owned shares	Interests in share schemes				Percentage of salary applicable to share ownership requirement(1)
		EIP	LTIP	SAYE	Total
John Cotterell (6) Chief Executive Officer and Executive Director	9,872,797(2)	90,000	—	—	90,000	89,625%
Mark Thurston (6) Chief Financial Officer and Executive Director	31,071	45,000	100,000(3)	377	145,377	857%
Trevor Smith Non-Executive Director	63,373	7,500	3,750(4)	—	11,250	—
Andrew Allan, Non-Executive Director	643,950(5)	7,500	3,750	—	11,250	—
Ben Druskin Non-Executive Director	36,875	7,500	3,750	—	11,250	—
Mike Kinton Non-Executive Director	1,777,793	7,500	3,750	—	11,250	—
David Pattillo Non-Executive Director	21,375	7,500	3,750	—	11,250	—

1.
This value includes all unconditionally-owned shares, plus the value of outstanding tranches of prior EIP awards that are subject to service conditions only (on a net of tax basis), valued using the share price at the year-end of £31.62. Executive Directors are required to build and maintain a shareholding to the value of 200% of salary within five years of appointment.

2.	This includes 2,000,000 shares which are held in trust.

3.	25,000 LTIP award and 15,000 LTIP awards were subsequently exercised on July 30, 2019 and August 12, 2019, respectively.

4.	2,500 LTIP awards were subsequently exercised on September 11, 2019.

5.
This includes 101,250 shares which are held by Andrew’s spouse, Elaine Allan, and 65,000, 65,000 and 50,000 shares are held by Andrew’s children, Nicholas Allan, Michael Allan and Lucy-Ann Livingston, respectively.

6.	John Cotterell and Mark Thurston were granted 55,788 and 27,894 PSUs under the EIP on July 31, 2019, which are not included in the table above.

Equity Compensation Arrangements
We have granted options and equity incentive awards under our (1) Endava Share Option Plan, or the Share Option Plan, (2) Joint Share Ownership Plan, or the JSOP, (3) 2015 Long Term Incentive Plan, or the 2015 Plan, (4) Non-Executive Director Long Term Incentive Plan, or the Non-Executive Director Plan, (5) the 2018 Equity Incentive Plan, or the 2018 Plan, (6) the 2018 Non-Employee Sub Plan, the 2018 Sub Plan, (7) the 2018 Sharesave Plan, the Sharesave Plan and (8) 2018 International Sub-Plan, or International Sharesave Plan. We refer to the Share Option Plan, the JSOP, the 2015 Plan, the Non-Executive Director Plan, the 2018 Plan, the 2018 Sub Plan, the Sharesave Plan and International Sharesave Plan together as the Plans. As of June 30, 2019, there were 3,464,000 Class A ordinary shares available for issuance under the Plans, 1,906,462 of which are held by the Endava Limited Guernsey Employee Benefit Trust, or the Employee Benefit Trust. As previously disclosed, we may cause the Employee Benefit Trust to sell ADSs representing up to 500,000 Class A ordinary shares and to use the net proceeds from such sales to pay discretionary cash bonuses to our employees.  We may also request that the Employee Benefit Trust sell all or part of any ADSs representing additional Class A ordinary shares held by the Employee Benefit Trust, which are (i) not needed to satisfy outstanding JSOP awards (currently approximately 485,000 shares) and (ii) remaining after satisfying certain 2015 Plan awards, and use all or a portion of the net proceeds from such sales to pay discretionary cash bonuses to our employees and/or repay any other Employee Benefit Trust liabilities.
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
Joint Share Ownership Plan (“the JSOP”)
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
2015 Long Term Incentive Plan (“the 2015 Plan”)
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
Non-Executive Director Long Term Incentive Plan (“Non-Executive Director Plan”)
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
2018 Equity Incentive Plan (“the 2018 Plan”)
The 2018 Plan was adopted by our board of directors on April 16, 2018 and approved by our shareholders on May 3, 2018. The 2018 Plan allows for the grant of equity-based incentive awards to our employees, including employees who also serve as our directors. The material terms of the 2018 Plan are summarized below:
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
Shares Available for Awards
The maximum number of Class A ordinary shares that may be issued under our 2018 Plan as of June 30, 2019 is 6,410,663, which includes Class A ordinary shares reserved for issuance under our 2018 Non-Employee Sub-Plan described below. No more than 16,050,000 Class A ordinary shares may be issued under the 2018 Plan upon the exercise of incentive share options. In addition, the number of Class A ordinary shares reserved for issuance under our 2018 Plan will automatically increase on January 1 of each year, commencing on January 1, 2019 and ending on (and including) January 1, 2028, in an amount equal to 2% of the total number of shares outstanding on December 31 of the preceding calendar year. Our board may act prior to January 1 of a given year to provide that there will be no increase for such year or that the increase for such year will be a lesser number of Class A ordinary shares. Class A ordinary shares issued under the 2018 Plan may be authorized but unissued shares, shares purchased on the open market or treasury shares.
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
In the event of a change of control where the successor or acquirer entity does not agree to assume, continue or rollover the awards, the awards will vest in full effective immediately prior to the change of control. Additionally, where a successor or survivor corporation, or a parent or subsidiary, assumes the awards or substitutes them for awards covering their equity securities, with appropriate adjustments, as determined by the plan administrator, and a participant is terminated without cause by us (or our successor or applicable subsidiary thereof) on or within 12 months following the effective date of the change of control, such participant’s awards will immediately vest effective on the date of their termination.
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
2018 Non-Employee Sub Plan
The 2018 Non-Employee Sub Plan was adopted by our board of directors on April 16, 2018 and approved by our shareholders on May 3, 2018. The 2018 Non-Employee Sub Plan governs equity awards granted to our non-employee directors, consultants, advisers and other non-employee service providers. The 2018 Non-Employee Sub Plan was adopted under the 2018 Plan and provides for awards to be made on identical terms to awards made under our 2018 Plan.
2018 Sharesave Plan (“the Sharesave Plan”)
The Sharesave Plan was adopted by our board of directors on April 16, 2018 and approved by our shareholders on May 3, 2018. The Sharesave Plan is a U.K. tax advantaged share option plan and is intended to comply with the requirements of Schedule 3 to the Income Tax (Earnings and Pensions) Act 2003, or Schedule 3. The Sharesave Plan may be extended to award similar benefits to employees outside the U.K. The material terms of the Sharesave Plan are summarized below:
Shares available for options
The maximum number of Class A ordinary shares that may be issued under our Sharesave Plan as of June 30, 2019 is 3,735,663 Class A ordinary shares, which includes Class A ordinary shares reserved for issuance under any overseas plan described below. In addition, the number of Class A ordinary shares reserved for issuance under our Sharesave Plan will automatically increase on January 1 of each year, commencing on January 1, 2019 and ending on (and including) January 1, 2028, in an amount equal to 2% of the total number of shares outstanding on December 31 of the preceding calendar year. Our board of directors may act prior to January 1 of a given year to provide that there will be no increase for such year or that the increase for such year will be a lesser number of Class A ordinary shares.

Eligibility and participation
The Sharesave Plan provides that our employees and full-time directors who are U.K. resident taxpayers are eligible to participate. The board of directors may at its discretion extend participation under the Sharesave Plan to other employees and directors who do not meet these requirements. The Sharesave Plan provides that the board may require employees to have completed a qualifying period of employment (of up to five years) before they may apply for the grant of an option to purchase Class A ordinary shares.
Participation in the Sharesave Plan requires employees to agree to make regular monthly contributions to an approved savings contract of three or five years (or such other period permitted by the governing legislation). Subject to the following limits, the board of directors will determine the maximum amount that an employee may contribute under a savings contract linked to options to purchase Class A ordinary shares granted under the Sharesave Plan. Monthly savings by an employee under the Sharesave Plan and all savings contracts linked to options granted under any Schedule 3 tax-advantaged scheme may not exceed the statutory maximum (currently £500 per month in aggregate).The number of Class A ordinary shares over which an option is granted will be such that the total option price payable for these shares will normally correspond to the proceeds on maturity of the related savings contract.
No options to purchase Class A ordinary shares may be granted under the Sharesave Plan more than 10 years after the Sharesave Plan has been approved by shareholders.
The option price per Class A ordinary share under the Sharesave Plan will be the market value of a Class A ordinary share when options to purchase Class A ordinary shares are granted under the Sharesave Plan less a discount of up to 20%, or such other maximum discount permitted under the governing legislation.
Exercise and lapse of options
Options granted under the Sharesave Plan will normally be exercisable for a six-month period from the end of the relevant three or five year savings contract. Any options not exercised within the relevant exercise period will lapse.
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
Options are not assignable or transferable.
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
2018 Sharesave Plan amendment
Our board of directors may, at any time, amend the provisions of the Sharesave Plan in any respect, provided that the prior approval of shareholders is obtained for any amendments that are to the material disadvantage of participants in respect of the rules governing eligibility, limits on participation, the overall limits on the issue of shares or the transfer of treasury shares, the basis for determining a participant’s entitlement to, and the terms of, the shares to be acquired and the adjustment of options.
2018 International Sub-Plan

The 2018 International Sub-Plan was adopted by our board of directors on October 24, 2018. The 2018 International Sub Plan is similar to the 2018 Sharesave Plan but modified to take account of local tax, exchange control or securities laws, regulation or practice. Class A ordinary shares made available under the 2018 International Sub Plan will count against the limit on the number of new Class A ordinary shares that may be issued under the 2018 Sharesave Plan.
Insurance and Indemnification
To the extent permitted by the Companies Act, we are empowered to indemnify our directors against any liability they incur by reason of their directorship. We maintain directors’ and officers’ insurance to insure such persons against certain liabilities and have entered into a deed of indemnity with each of our directors and executive officers.
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
In accordance with our amended and restated articles of association, each of our directors serves for a term of one year and retires from office at every annual general meeting of shareholders. If at any such meeting the place of a retiring director is not filled, the retiring director shall, if willing to act, be deemed to have been reelected. If it is resolved not to fill such vacated office, or a motion for the re-election of such director shall have been put to the meeting and lost, the director shall not be re-elected unless this would result in the number of directors falling below the minimum number of directors required.
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
The audit committee meets as often as one or more members of the audit committee deem necessary, but in any event meets at least four times per year. The audit committee meets at least once per year with our independent accountant, without our senior management being present.
Remuneration Committee
The remuneration committee, which consists of Messrs. Allan, Kinton and Smith, assists the board of directors in determining senior management compensation. Mr. Kinton serves as chairman of the committee. Under SEC and New York Stock Exchange rules, there are heightened independence standards for members of the remuneration committee, including a prohibition against the receipt of any compensation from us other than standard board member fees. Although foreign private issuers are not required to meet this heightened standard with respect to all members, we have determined that all members meet this heightened standard.
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
Nominating and Corporate Governance Committee
The nominating and corporate governance committee, which consists of Messrs. Allan, Kinton, Druskin and Smith, assists our board of directors in identifying individuals qualified to become members of our board of directors consistent with criteria established by our board of directors and in developing our corporate governance principles. Mr. Smith serves as chairman of the committee.
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

D. Employees
As of June 30, 2019, 2018 and 2017, we had 5,754, 4,819 and 3,744 employees, respectively. We have collective bargaining agreements with our employees in Romania. We believe our employee relations are good and we have not experienced any work stoppages.
At each date shown, we had the following employees, broken out by department and geography:

	As of June 30,
	2019	2018	2017
Function:
Employees involved in delivery of our services	5,197	4,368	3,433
Selling, general and administrative	557	451	311
Total	5,754	4,819	3,744
Geography:
Western Europe	254	232	233
Central Europe - EU Countries	3,062	2,578	2,314
Sub-total: EU Countries (Western & Central Europe)	3,316	2,810	2,547
Central Europe - Non-EU Countries	1,583	1,279	1,073
Latin America	780	665	68
North America	75	65	56
Total	5,754	4,819	3,744

E. Share Ownership.
For information regarding the share ownership of our directors and executive officers, see “Item 6.B.—Compensation—Outstanding Equity Awards, Grants and Option Exercises” and “Item 7.A—Major Shareholders.”
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders.
The following table sets forth the beneficial ownership of our shares as of August 31, 2019:

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

The percentage ownership and voting power information shown in the table is based upon 19,141,442 Class A ordinary shares, 23,180,548 Class B ordinary shares and 12,113,997 Class C ordinary shares outstanding as of August 31, 2019.
We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include ordinary shares issuable pursuant to the vesting of restricted stock units and the exercise of share options that are either immediately exercisable or exercisable on or before October 30, 2019, which is 60 days after August 31, 2019. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. In addition, the total number of Class A ordinary shares in the table below does not give effect to the potential conversion of certain Class B and Class C ordinary shares in the 60 days following August 31, 2019. See Exhibit 2.3(a) to this Annual Report on Form 20-F “Description of Share Capital.” The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for persons listed in the table is c/o Endava plc, 125 Old Broad Street, London EC2N 1AR, United Kingdom.

	Class A Ordinary Shares Beneficially Owned		Class B Ordinary Shares Beneficially Owned		Class C Ordinary Shares Beneficially Owned		Total Voting Power †
	Shares	%	Shares	%	Shares	%	%
Name of Beneficial Owner
5% or Greater Shareholders
Employee Benefit Trust (1)	1,906,462	10.0	—	—	—	—	*
Alex Day (2)	—	—	2,919,610	12.6	—	—	11.1
David Heron (3)	—	—	670,927	2.9	1,579,073	13.0	3.2
Robert Spittal	—	—	—	—	767,918	6.3	*
Sarah Fraser	—	—	—	—	955,197	7.9	*
Norman Fraser	—	—	—	—	840,450	6.9	*
David Feltham (4)	—	—	—	—	698,390	5.8	*
Simon Rust (5)	—	—	—	—	771,505	6.4	*
Goran Stevanovic (6)	—	—	1,662,500	7.2	—	—	6.3
Massachusetts Financial Services Company (7)	975,066	5.1	—	—	—	—	*

Executive Officers and Directors:
John Cotterell (8)	372,797	1.9	9,500,000	41.0	—	—	36.3
Mark Thurston (9)	26,821	*	4,250	*	—	—	*
Rohit Bhoothalingam (10)	—	—	—	—	—	—	—
Rob Machin (11)	—	—	421,335	1.8	—	—	1.6
Julian Bull (12)	—	—	864,758	3.7	—	—	3.3
Andrew Allan (13)	—	—	362,700	1.6	—	—	1.4
Ben Druskin (14)	25,500	*	11,375	*	—	—	*
Michael Kinton (15)	2,500	*	1,777,793	7.7	—	—	6.8
David Pattillo (16)	10,000	*	11,375	*	—	—	*
Trevor Smith (17)	4,498	*	61,375	*	—	—	*
All current executive officers and directors as a group (10 persons) (18)	442,116	2.3	13,014,961	56.1	—	—	49.6
________________

*	Represents beneficial ownership of less than 1%.

†
Represents the voting power with respect to all of our Class A ordinary shares, Class B ordinary shares and Class C ordinary shares, voting as a single class. Each Class A ordinary share and each Class C ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to 10 votes per share. The Class A ordinary shares, Class B ordinary shares and Class C ordinary share will vote together on all matters (including the election of directors) submitted to a vote of shareholders.

(1)
Includes (1) 715,548 Class A ordinary shares held in connection with the JSOP (with a maximum of 230,160 Class A ordinary shares required to satisfy currently outstanding JSOP awards) and (2) 690,914 Class A ordinary shares held in trust on behalf of participants in our 2015 Plan. The remaining 500,000 (and any shares held in connection with the JSOP but not required to settle outstanding JSOP awards) may be used for payment of discretionary cash bonuses and/or to repay any other Employee Benefit Trust liabilities. See “Management-Equity Compensation Arrangements-Joint Share Ownership Plan” for a description of the JSOP, the 2015 Plan and the potential discretionary cash bonuses. The Employee Benefit Trust has joint ownership interest and certain voting rights with respect to these shares. The principal business address of the Employee Benefit Trust is

Equiom (Guernsey) Limited, PO Box 175, Frances House, Sir William Place, St Peter Port, Guernsey, GY1 4HQ. As of June 30, 2019, the Employee Benefit Trust held 10.0% of our ordinary shares.

(2)
Excludes (1) 16,405 Class A ordinary shares issuable under the 2018 Equity Incentive Plan and (2) 723 Class A ordinary shares issuable under the Sharesave Plan. See footnote (1). Does not give effect to the conversion of 354,903 Class B ordinary shares that may be converted by Mr. Day into Class A Shares within 60 days of August 31, 2019.

(3)	Consists of (1) 670,927 Class B ordinary shares held directly by Mr. Heron and (2) 1,579,073 Class C ordinary shares held directly by Mr. Heron.

(4)
Excludes Class A ordinary shares issuable under the 2018 Equity Incentive Plan. Does not give effect to the conversion of 24,598 Class C ordinary shares that may be converted by Mr. Feltham into Class A ordinary shares within 60 days of August 31, 2019.

(5)	Does not give effect to the conversion of 192,876 Class C ordinary shares that may be converted by Mr. Rust into Class A ordinary shares within 60 days of August 31, 2019.

(6)
Excludes (1) Class A ordinary shares issuable under the 2018 Equity Incentive Plan and (2) Class A ordinary shares issuable under the Sharesave Plan. Does not give effect to the conversion of 415,625 Class B ordinary shares that may be converted by Mr. Stevanovic into Class A ordinary shares within 60 days of August 31, 2019.

(7)
This information has been obtained from a Schedule 13G filed on February 13, 2019 by Massachusetts Financial Services Company. According to the filing, (i) Massachusetts Financial Services Company has sole power to vote 975,066 shares and does not share power to vote any of the shares and (ii) sole power to dispose of 975,066 shares and does not share power to dispose of any of the shares. The address of Massachusetts Financial Services Company is 111 Huntington Avenue, Boston, MA 02199.

(8)
Consists of (1) 7,500,000 Class B ordinary shares held directly by Mr. Cotterell and (2) 2,000,000 Class B ordinary shares held in a trust of which Mr. Cotterell is a trustee. Excludes 145,788 Class A ordinary shares issuable under the 2018 Equity Incentive Plan. See footnote (1). Does not give effect to the conversion of 2,081,394 Class B ordinary shares that may be converted by Mr. Cotterell into Class A ordinary shares within 60 days of August 31, 2019.

(9)
Excludes (1) 60,000 Class A ordinary shares held in trust on behalf of Mr. Thurston by the Employee Benefit Trust pursuant to the 2015 Plan, (2) 72,894 Class A ordinary shares issuable under the 2018 Equity Incentive Plan and (3) 377 Class A Shares issuable under the Sharesave Plan. See “Management-Equity Compensation Arrangements-Endava Limited 2015 Long Term Incentive Plan” for a description of the 2015 Plan. See footnote (1). Does not give effect to the conversion of 1,063 Class B ordinary shares that may be converted by Mr. Thurston into Class A ordinary shares within 60 days of August 31, 2019.

(10)	Excludes 16,510 Class A ordinary shares issuable under the 2018 Equity Incentive Plan. See footnote (1).

(11)
Excludes (1) 58,315 Class A ordinary shares issuable under the 2018 Equity Incentive Plan and (2) 723 Class A ordinary shares issuable under the Sharesave Plan. See footnote (1). Does not give effect to the conversion of 334 Class B ordinary shares that may be converted by Mr. Machin into Class A ordinary shares within 60 days of August 31, 2019.

(12)	Excludes 58,315 Class A ordinary shares issuable under the 2018 Equity Incentive Plan. See footnote (1).

(13)
Excludes (1) 3,750 Class A ordinary shares issuable under the Non-Executive Director Plan and (2) 7,500 Class A ordinary shares issuable under the 2018 Non-Employee Sub Plan. Includes (1) 101,250 Class C ordinary shares held by Mr. Allan's spouse and (2) 30,000 Class A ordinary shares and 150,000 Class C ordinary shares held by Mr. Allan's lineal descendants. See footnote (1). Does not give effect to the conversion of 53,175 Class B ordinary shares that may be converted by Mr. Allan into Class A ordinary shares within 60 days of August 31, 2019.

(14)
Excludes (1) 3,750 Class A ordinary shares issuable under the Non-Executive Director Plan and (3) 7,500 Class A ordinary shares issuable under the 2018 Non-Employee Sub Plan. See footnote (1). Does not give effect to the conversion of 2,844 Class B ordinary shares that may be converted by Mr. Druskin into Class A ordinary shares within 60 days of August 31, 2019.

(15)
Includes 2,500 options exercisable within 60 days of August 31, 2019. Excludes (1) 1,250 Class A ordinary shares issuable under the Non-Executive Director Plan and (2) 7,500 Class A ordinary shares issuable under the 2018 Non-Employee Sub Plan. See footnote (1).

(16)
Excludes (1) 3,750 Class A ordinary shares issuable under the Non-Executive Director Plan and (2) 7,500 Class A ordinary shares issuable under the 2018 Non-Employee Sub Plan. See footnote (1). Does not give effect to the conversion of 2,844 Class B Shares that may be converted by Mr. Pattillo into Class A Shares within 60 days of August 31, 2019.

(17)
Includes 2,500 options exercisable within 60 days of August 31, 2019. Excludes (1) 1,250 Class A ordinary shares issuable under the Non-Executive Director Plan and (2) 7,500 Class A ordinary shares issuable under the 2018 Non-Employee Sub Plan. See footnote (1). Does not give effect to the conversion of 15,344 Class B ordinary shares that may be converted by Mr. Smith into Class A ordinary shares within 60 days of August 31, 2019.

(18)
Excludes (1) 60,000 Class A ordinary shares held in trust by the Employee Benefit Trust pursuant to the 2015 Plan, (2) 18,750 Class A ordinary shares issuable under the Non-Executive Director Plan, (3) 351,717 Class A ordinary shares issuable under the 2018 Equity Incentive Plan, (4) 37,500 Class A ordinary shares issuable under the 2018 Non-employee Sub Plan and (5) 1,100 Class A Shares issuable under the Sharesave Plan. See footnote (1). Does not give effect to the conversion of 2,156,997 Class B ordinary shares and 217,474 Class C ordinary shares that may be converted by the holders into Class A ordinary shares within 60 days of August 31, 2019.

The significant changes in the percentage ownership held by our principal shareholders since July 1, 2016 are as a result of the transactions described in the final prospectus related to our IPO dated July 26, 2018, filed with the SEC on July 27, 2018 pursuant to Rule 424(b), under the heading “Certain Relationships and Related Party Transactions,” the dilution resulting from, and the end of the lock-up period relating to, our initial public offering and the public offering of our shares by us and certain selling shareholders in April 2019.
Our Class B ordinary shares have 10 votes per share, and our Class A ordinary shares, which are the shares underlying the ADSs, and Class C ordinary shares each have one vote per share.
We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
Record Holders.
As of August 31, 2019, 54,435,987 of our ordinary shares were issued and outstanding. To our knowledge, approximately 96.58% of our total outstanding Class A ordinary shares were held by two record holders in the United States, including approximately 96.56% held by Citibank N.A., the depositary of our ADS program. As of August 31, 2019, to our knowledge, approximately 2.5% of our outstanding Class B ordinary shares are held by four record holders in the United States and approximately 3.4% of our outstanding Class C ordinary shares are held by five record holders in the United States. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.
B. Related Party Transactions.
Certain Relationships and Related Party Transactions
The following is a summary of transactions since July 1, 2018 to which we have been a participant, and in which any of our then directors, executive officers or holders of more than 5% of any class of our voting securities at the time of such transaction, or any members of their immediate family, had or will have a direct or indirect material interest.
Transactions with the Endava Limited Guernsey Employee Benefit Trust
On June 28, 2011, we established the Employee Benefit Trust to operate in conjunction with our JSOP and other incentive arrangements. The beneficiaries of the Employee Benefit Trust are our employees, including former employees, and directors. The Trustee is an independent trustee. See “Directors, Senior Management and Employees-Compensation-Joint Share Ownership Plan.” As of June 30, 2019, the Employee Benefit Trust held 10.0% of our Class A ordinary shares. The Employee Benefit Trust acquires Class A ordinary shares to be held by the Trustee and the applicable beneficiary of the Employee Benefit Trust together as tenants in common pursuant to a trust deed. In connection with each acquisition, the applicable beneficiary pays a per share price to the Trustee in cash. Since July 1, 2018 there were no transactions between our executive officers and directors and holders of more than 5% of any class of our share capital and the Employee Benefit Trust.
In addition, from time to time we loan funds to the Employee Benefit Trust in connection with administration of the JSOP. These transactions are consolidated in our financial statements.
Participation in U.S. Initial Public Offering
In connection with our initial public offering in July 2018, certain of our existing executive directors and officers purchased an aggregate of 38,000 of our ADSs at the initial public offering price of $20.00 per share. The following table sets forth the aggregate number of ADSs that our executive directors and officers purchased:

Participant	Number of ADSs	Aggregate Purchase Price
Ben Druskin	25,500	$510,000
David Pattillo	10,000	$200,000
Trevor Smith	2,000	$40,000
Mark Thurston	500	$10,000

Share Option Grants and Equity Incentive Awards to Directors and Executive Officers
We have granted share options and equity incentive awards to certain of our directors and executive officers. For more information regarding the share options and awards granted to our directors and named executive officers see “Directors, Senior Management and Employees—Compensation.”
Indemnity Agreements
We have entered into deeds of indemnity with each of our directors and executive officers. See “Directors, Senior Management and Employees-Compensation-Insurance and Indemnification.”
Transaction with ClearStar
Through its acquisition of Velocity Partners LLC in December 2017, we acquired a customer relationship with ClearStar Inc., a company at which David Pattillo, a member of our board of directors, held the position of Chief Financial Officer from February 2014 to January 2019. All transactions with ClearStar were entered into on an arms-length basis and in the ordinary course of business. The total revenue generated by us as a result of this relationship was $0.5 million in the fiscal year ended June 30, 2018.
Related Person Transaction Policy
Our audit committee has the primary responsibility for reviewing and approving or disapproving related party transactions, which are transactions between us and related persons in which we or a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person is defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of any class of our outstanding securities, in each case since the beginning of the most recently completed year, and their immediate family members. Our audit committee charter provides that the audit committee shall review and approve or disapprove any related party transactions.
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
Dividend Distribution Policy
Our dividends are declared at the discretion of our board of directors. We declared an aggregate of £18.2 million in dividends during the fiscal year ended June 30, 2016. We did not pay any dividends in the fiscal years ended June 30, 2017, June 30, 2018 and June 30, 2019 and do not anticipate paying any dividends for the foreseeable future. We intend to retain all available funds and any future earnings for use in the operation and expansion of our business. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors in compliance with applicable legal requirements and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, our strategic goals and plans to expand our business, applicable law and other factors that our board of directors may deem relevant. In addition, our revolving credit facility with HSBC Bank PLC limits our ability to pay dividends, with certain exceptions. See “Risk Factors — We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our ADSs.”
B. Significant Changes
Since June 30, 2019, the following significant change has occurred:
Pursuant to our November 2016 agreement with Worldpay,  on June 1, 2019 we entered into an agreement to sell to Worldpay the captive Romanian subsidiary that we created and staffed for Worldpay, which contributed approximately 3.2% of our total revenue and 32.6% of our total number of employees working on various projects for Worldpay in the fiscal year ended June 30, 2019. This transaction completed on August 31, 2019, at which point the captive Romanian subsidiary employed approximately 146 people. See note 34 to our consolidated financial statements appearing elsewhere in this Annual Report on Form 20-F.

Item 9. The Offer and Listing.
A. Offer and Listing Details.
The ADS have been listed on the New York Stock Exchange under the symbol “DAVA” since July 27, 2018. Prior to that date, there was no public trading market for ADSs or our ordinary shares. Our initial public offering was priced at $20.00 per ADS on July 26, 2018.
B. Plan of Distribution.
Not applicable
C. Markets.
The ADS have been trading on the New York Stock Exchange under the symbol “DAVA” since July 27, 2018.
D. Selling Shareholders.
Not applicable
E. Dilution.
Not applicable
F. Expenses of the issue.
Not applicable.
Item 10. Additional Information.

A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
The information required by this section, including a summary of certain key provisions of our articles of association, is set forth in Exhibit 2.3(a) (Description of Share Capital) filed as an exhibit to this Annual Report on Form 20-F and is incorporated herein by reference.

C. Material Contracts
We entered into an underwriting agreement among Morgan Stanley & Co. LLC, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. as representatives of the underwriters on April 15, 2019, with respect to the ADSs sold by existing shareholders in a public offering on April 15, 2019. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.
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
For additional information on our material contracts, please see “Item 4. Information on the Company,” “Item 6. Directors, Senior Management and Employees,” and “Item 7.B. Related Party Transactions” of this Annual Report on 20-F.
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
U.S. Holders should consult their own tax advisors as to the particular tax consequences applicable to them relating to the ownership and disposition of our Class A ordinary shares or ADSs, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.
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
Although PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets, we believe we were not a PFIC for our 2019 tax year and we do not expect to be a PFIC for our current taxable year. There can be no assurance that we will not be a PFIC in future taxable years. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion and that the IRS would not successfully challenge our position. Because of the uncertainties involved in establishing our PFIC status, our U.S. counsel expresses no opinion regarding our PFIC status.
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
Medicare Tax
Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of our Class A ordinary shares or ADSs. If you are a U.S. Holder that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this tax to your income and gains in respect of your investment in our Class A ordinary shares or ADSs.
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
EACH U.S. HOLDER IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN OUR CLASS A ORDINARY SHARES OR ADSs IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES. IN ADDITION, IN LATE 2017, SIGNIFICANT CHANGES IN U.S. FEDERAL INCOME TAX LAWS WERE ENACTED.  U.S. HOLDERS SHOULD ALSO CONSULT WITH THEIR TAX ADVISORS WITH RESPECT TO SUCH CHANGES IN U.S. TAX LAW AS WELL AS POTENTIAL CONFORMING CHANGES IN STATE TAX LAWS.

U.K. Taxation
The following is intended as a general guide to current U.K. tax law and HM Revenue & Customs, or HMRC, published practice applying as at the date of this Annual Report on Form 20-F (both of which are subject to change at any time, possibly with retrospective effect) relating to the holding of ADSs. It does not constitute legal or tax advice and does not purport to be a complete analysis of all U.K. tax considerations relating to the holding of ADSs, or all of the circumstances in which holders of ADSs may benefit from an exemption or relief from U.K. taxation. It is written on the basis that the company does not (and will not) directly or indirectly derive 75% or more of its gross asset value from U.K. land, and that the company is and remains solely resident in the U.K. for tax purposes and will therefore be subject to the U.K. tax regime and not the U.S. tax regime save as set out above under “U.S. Federal Income Tax Considerations for U.S. Holders.”
Except to the extent that the position of non-U.K. resident persons is expressly referred to, this guide relates only to persons who are resident (and, in the case of individuals, domiciled or deemed domiciled) for tax purposes solely in the U.K. and do not have a permanent establishment or fixed base in any other jurisdiction with which the holding of the ADSs is connected, or U.K. Holders, who are absolute beneficial owners of the ADSs (where the ADSs are not held through an Individual Savings Account or a Self-Invested Personal Pension) and who hold the ADSs as investments.
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
Corporate U.K. Holders should not be subject to U.K. corporation tax on any dividend received from the company so long as the dividends qualify for exemption, which should be the case, although certain conditions must be met. If the conditions for the exemption are not satisfied, or such U.K. Holder elects for an otherwise exempt dividend to be taxable, U.K. corporation tax will be chargeable on the amount of any dividends (at the current rate of 19%, reducing to 17% as of April 1, 2020).
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
If a corporate U.K. Holder becomes liable to U.K. corporation tax on the disposal (or deemed disposal) of ADSs, the main rate of U.K. corporation tax (currently 19%, reducing to 17% as of April 1, 2020) would apply. Indexation allowance is not available in respect of disposals of ADSs acquired on or after January 1, 2018 (and only covers the movement in the retail prices index up until 31 December 2017, in respect of assets acquired prior to that date).
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
F. Dividends and paying agents.
Not applicable.
G. Statement by Experts
Not applicable.
H. Documents on display.
We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. Those reports may be inspected without charge at the locations described below. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. Nevertheless, we will file with the U.S. Securities and Exchange Commission an Annual Report on Form 20-F containing financial statements that have been examined and reported on, with and opinion expressed by an independent registered public accounting firm, and we intend to submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K.
We also maintain a website at http://www.endava.com. We intend to post our Annual Report on Form 20-F on our website promptly following it being filed with the SEC. Information contained in, or accessible through, our website is not a part of this Annual Report on Form 20-F, and the inclusion of our website address in this Annual Report on Form 20-F is solely as an inactive textual reference.
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
In the fiscal year ended June 30, 2019, 37.9% of our sales were denominated in the British Pound, 28.0% of our sales were denominated in U.S. dollars, 32.5% were denominated in Euros and the balance were in other currencies. Conversely, during the same time period, 68.0% of our expenses were denominated in Euros (or in currencies that largely follow the Euro, including the RON) or U.S. Dollars. As a result, strengthening of the Euro or U.S. dollar relative to the British Pound presents the most significant risk to us. Any significant fluctuations in currency exchange rates may have a material impact on our business.
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
Interest Rate Risk
We had cash and cash equivalents of £70.2 million as of June 30, 2019, which consisted of readily available bank deposits in various currencies, principally Euro, U.S. Dollar, British Pound and RON. These investments earn interest at variable rates and, as a result, decreases in market interest rates would generally result in decreased interest income.
We also have a revolving credit facility that bears interest based on LIBOR and EURIBOR plus a variable margin. Changes in the applicable rate result in fluctuations in the required cash flows to service this debt. For example, a 1% (one hundred basis points) increase in the applicable market interest rate would result in an additional £0.5 million in interest expense if the maximum borrowable amount under the revolving credit facility were outstanding for the entire fiscal year.
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
Concentration of Credit and Other Risk
During the fiscal years ended June 30, 2017, 2018 and 2019, our 10 largest clients based on revenue accounted for 49.1%, 41.5%, and 37.7% of our total revenue, respectively.  Worldpay was our largest client for each of the last three fiscal years contributing 13.0%, 10.8% and 9.8% of our total revenue in fiscal 2017, 2018 and 2019, respectively. Credit losses and write-offs of trade receivable balances have historically not been material to our consolidated financial statements.
Item 12. Description of Securities Other than Equity Securities.
A. Debt Securities.
Not applicable.

B. Warrants and Rights.
Not applicable.
C. Other Securities.
Not applicable.
D. American Depositary Shares.
Certain of the information required by this section is set forth in Exhibit 2.3(b) (Description of American Depositary Shares) filed as an exhibit to this Annual Report on Form 20-F and is incorporated herein by reference.
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
Each ADS also represents the right to receive, and to exercise the beneficial interests in, any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. The depositary’s corporate trust office at which the ADSs are administered is located at 388 Greenwich Street, New York, New York 10013.
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

•
the fees and expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, ADSs, and ADRs; and the fees and expenses incurred by the depositary, the custodian, or any nominee in connection with the servicing or delivery of deposited property.

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
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
Initial Public Offering
In July 2018, we sold 7,291,000 ADSs, each representing one Class A ordinary share, nominal value £0.02 per ordinary share, in our initial public offering at a public offering price of $20.00 per share, for aggregate gross proceeds to us of approximately $145.8 million. The net offering proceeds to us, after deducting underwriting discounts and commissions totaling approximately $9.7 million, offering expenses totaling approximately $7.5 million and onward payments to selling shareholders of $75.6 million, were approximately $53.0 million. The offering commenced on June 29, 2018 and did not terminate before all of the securities registered in the registration statement were sold. The effective date of the registration statement, File No. 333-226010, for our initial public offering of ADSs was July 26, 2018. Morgan Stanley & Co. LLC, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. acted as joint book-running managers of the offering and as representatives of the underwriters.
On August 6, 2018, we used $26.0 million of the net proceeds from our initial public offering to pay down outstanding amounts under the Facility Agreement. The balance of the net proceeds is held in cash and cash equivalents and is intended to also be used for general corporate purposes. None of the net proceeds of our initial public offering were paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning 10% or more of any class of our equity securities, or to any of our affiliates.
Item 15. Controls and Procedures.
Evaluation of Disclosure Controls and Procedures
Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of June 30, 2019, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.
Our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Our management recognizes that any control system, no matter how well designed and operated, is based upon certain judgments and assumptions and cannot provide absolute assurance that its objectives will be met. Similarly, an evaluation of controls cannot provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) and for the assessment of the effectiveness of our internal control over financial reporting. Under the supervision and with the participation of our chief executive officer (principal executive officer) and deputy chief executive officer (principal financial officer), management assessed our internal control over financial reporting based upon the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of June 30, 2019.
Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.
Attestation Report of the Registered Public Accounting Firm
Not applicable to emerging growth companies.
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
Item 16C. Principal Accountant Fees and Services.
KPMG LLP has served as our independent registered public accounting firm for fiscal years 2016, 2017, 2018 and 2019. Our accountants fees for professional services in fiscal years 2018 and 2019 are:

	Year Ended June 30,
	2019	2018
	(pounds in thousands)
Audit Fees	£836	£522
Audit-Related Fees	186	655
Tax fees	—	—
Other fees	—	—
Total	£1,022	£1,177
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
“Other Fees” are any additional amounts for products and services provided by the principal accountant. There were no “Audit Related Fees,” or “Tax Fees” during 2018 or 2019.
Our audit committee reviews and pre-approves the scope and the cost of audit services related to us and permissible non-audit services performed by the independent auditors, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. All of the services related to us provided by KPMG LLP during the last fiscal year have been pre-approved by the audit committee.
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
Item 16G. Corporate Governance.
As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices, instead of certain corporate governance practices required by the New York Stock Exchange for U.S. domestic issuers. While we intend to follow most New York Stock Exchange corporate governance listing standards, we follow U.K. corporate governance practices in lieu of New York Stock Exchange corporate governance listing standards as follows:

•	Exemption from quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under English law;

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

2.2	Form of American Depositary Receipt (incorporated by reference to Exhibit (a) of our F-6 Registration Statement)
2.3(a)*	Description of Share Capital
2.3(b)*	Description of American Depositary Shares
4.1+	Endava Share Option Plan (incorporated by reference to Exhibit 10.1 to our F-1 Registration Statement)
4.2+	Endava Joint Share Ownership Plan (incorporated by reference to Exhibit 10.2 to our F-1 Registration Statement)

4.3+	Endava Limited 2015 Long Term Incentive Plan (incorporated by reference to Exhibit 10.3 to our F-1 Registration Statement)
4.4+	Endava Limited 2017 Non-Executive Director Long Term Incentive Plan (incorporated by reference to Exhibit 10.4 to our F-1 Registration Statement)
4.5+	Endava plc 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to our F-1 Registration Statement)
4.6+	Endava plc 2018 Sharesave Plan (incorporated by reference to Exhibit 10.6 to our F-1 Registration Statement)
4.7*+	Endava plc 2018 International Sub Plan
4.8	Form of Deed of Indemnity for Directors and Officers (incorporated by reference to Exhibit 10.8 to our F-1 Registration Statement)
4.9
Lease Agreement by and among Gide Loyrette Nouel LLP, Endava (UK) Limited and Endava Limited, dated as of July 8, 2014, for the East Premises (incorporated by reference to Exhibit 10.9 to our F-1 Registration Statement)

4.10
Lease Agreement by and among Gide Loyrette Nouel LLP, Endava (UK) Limited and Endava Limited, dated as of July 8, 2014, for the West Premises (incorporated by reference to Exhibit 10.10 to our F-1 Registration Statement)

4.11	Multicurrency Revolving Facility Agreement between Endava Limited and HSBC Bank PLC, dated December 19, 2017 (incorporated by reference to Exhibit 10.11 to our F-1 Registration Statement)
8.1*	Significant Subsidiaries of Endava plc.
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification by the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of KPMG LLP, independent registered public accounting firm
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
________________

*	Filed herewith.

**	Furnished herewith.

+	Indicates management contract or compensatory plan.

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Endava plc

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Endava plc and subsidiaries (the “Company”) as of June 30, 2019 and 2018, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three‑year period ended June 30, 2019, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three‑year period ended June 30, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
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

London, United Kingdom
September 25, 2019

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the years ended 30 June 2019, 2018 and 2017

	Note	2019	2018	2017
		£’000	£’000	£’000
Revenue	5	287,930	217,613	159,368
Cost of sales
Direct cost of sales		(174,152)	(132,775)	(98,853)
Allocated cost of sales		(14,951)	(12,668)	(9,907)
Total cost of sales		(189,103)	(145,443)	(108,760)
Gross profit		98,827	72,170	50,608
Selling, general and administrative expenses		(65,857)	(46,737)	(27,551)
Operating profit	6	32,970	25,433	23,057
Finance expense	9	(6,299)	(818)	(1,375)
Finance income	10	3,429	35	18
Net finance expense		(2,870)	(783)	(1,357)
Profit before tax		30,100	24,650	21,700
Tax on profit on ordinary activities	11	(6,093)	(5,675)	(4,868)
Profit for the year and profit attributable to the equity holders of the Company		24,007	18,975	16,832
Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		(5,987)	(409)	2,520
Total comprehensive income for the year attributable to the equity holders of the Company		18,020	18,566	19,352
Earnings per share (EPS):	13
Basic EPS		£0.48	£0.42	£0.37
Diluted EPS		£0.44	£0.38	£0.34
Weighted average number of shares outstanding - basic		50,116,979	45,100,165	45,258,750
Weighted average number of shares outstanding - diluted		55,026,223	50,426,216	49,292,520

The notes hereto form an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEET
As of 30 June 2019 and 2018

	Note	2019 £’000	2018 £’000
Assets - Non current
Goodwill	14	36,760	41,062
Intangible assets	16	28,910	30,787
Property, plant and equipment	17	10,579	8,584
Deferred tax assets	12	9,550	2,488
Total		85,799	82,921
Assets - Current
Trade and other receivables	19	65,917	52,368
Corporation tax receivable		790	677
Cash and cash equivalents		70,172	15,048
Total		136,879	68,093
Total assets		222,678	151,014
Liabilities - Current
Borrowings	22	21	19,744
Trade and other payables	20	48,502	40,243
Corporation tax payable		2,920	1,488
Contingent consideration	15	1,244	5,259
Deferred consideration	15	1,516	4,401
Total		54,203	71,135
Liabilities - Non-current
Borrowings	22	—	20
Deferred tax liabilities	12	2,033	2,832
Contingent consideration	15	—	7,251
Other liabilities		113	277
Total		2,146	10,380
Equity
Share capital	25	1,089	996
Share premium	28	17,271	2,678
Merger relief reserve		4,430	4,430
Retained earnings	28	146,963	59,260
Other reserves		(1,577)	4,410
Investment in own shares	28	(1,847)	(2,275)
Total		166,329	69,499
Total liabilities and equity		222,678	151,014

The notes hereto form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the years ended 30 June 2019, 2018 and 2017

	Share capital £’000		Share premium £’000		Merger relief reserve £’000		Investment in own shares £’000		Retained earnings £’000		Capital redemption reserve ’000		Foreign exchange translation reserve £’000		Total £’000
Balance at 30 June 2016	996		2,678		4,430		(1,035)		20,425		161		2,138		29,793
Equity-settled share-based payment transactions	—		—		—		—		815		—		—		815
Shares purchased by the employee benefits trust	—		—		—		(1,240)		—		—		—		(1,240)
Transaction with owners	—		—		—		(1,240)		815		—		—		(425)
Profit for the year	—		—		—		—		16,832		—		—		16,832
Other comprehensive income	—		—		—		—		—		—		2,520		2,520
Total comprehensive income for the year	—		—		—		—		16,832		—		2,520		19,352
Balance at 30 June 2017	996		2,678		4,430		(2,275)		38,072		161		4,658		48,720
Equity-settled share-based payment transactions	—		—		—		—		2,213		—		—		2,213
Transaction with owners	—		—		—		—		2,213		—		—		2,213
Profit for the year	—		—		—		—		18,975		—		—		18,975
Other comprehensive income	—		—		—		—		—		—		(409)		(409)
Total comprehensive income for the year	—		—		—		—		18,975		—		(409)		18,566
Balance at 30 June 2018 as previously reported	996		2,678		4,430		(2,275)		59,260		161		4,249		69,499
Hyperinflation adjustment									65						65
Balance at 30 June 2018 as restated	996		2,678		4,430		(2,275)		59,325		161		4,249		69,564
Equity-settled share-based payment transactions	—		—		—		—		15,392		—		—		15,392
Cancellation of share premium	—		(48,614)		—		—		48,614		—		—		—
Issuance of new shares	65		45,936		—		—		—		—		—		46,001
Issuance of shares related to acquisition	23		17,143		—		—		—						17,166
Exercise of options	5		128		—		428		(428)		—		—		133
Hyperinflation adjustment	—		—		—		—		53		—		—		53
Transaction with owners	93	—	14,593	—	—	—	428	—	63,631	—	—	—	—	—	78,745
Profit for the year	—		—		—		—		24,007		—		—		24,007
Other comprehensive income (1)	—		—		—		—		—		—		(5,987)		(5,987)
Total comprehensive income for the year	—	—	—	—	—	—	—	—	24,007	—	—	—	(5,987)	—	18,020
Balance at 30 June 2019	1,089	—	17,271	—	4,430	—	(1,847)	—	146,963	—	161	—	(1,738)	—	166,329
The notes hereto form an integral part of these consolidated financial statements.
(1) See note 14 for additional details.

CONSOLIDATED STATEMENT OF CASH FLOWS
For the years ended 30 June 2019, 2018 and 2017

	Note	2019 £’000	2018 £’000	2017 £’000
Operating activities
Profit for the year		£24,007	£18,975	£16,832
Income tax charge		6,093	5,675	4,868
Adjustments	29	21,390	6,249	3,519
Tax paid		(5,904)	(5,608)	(5,471)
UK research and development credit received		1,278	1,854	—
Net changes in working capital	29	(11,516)	6,839	(5,008)
Net cash from operating activities		35,348	33,984	14,740
Investing activities
Purchase of non-current assets (tangibles and intangibles)		(7,383)	(5,483)	(6,372)
Proceeds / (loss) from disposal of non-current assets		57	79	(106)
Acquisition of business / subsidiaries, consideration in cash		(3,201)	(28,765)	(13,807)
Cash and cash equivalents acquired with subsidiaries		—	2,342	768
Interest received		476	35	18
Net cash used in investing activities		(10,051)	(31,792)	(19,499)
Financing activities
Proceeds from borrowings		3,500	26,462	17,007
Repayment of borrowings		(23,547)	(36,768)	(3,462)
Grant received		1,784	147	2,924
Interest paid		(343)	(573)	(391)
Net proceeds from initial public offering		44,828	—	—
Purchase of own shares		—	—	(1,240)
Proceeds from exercise of options		133	—	—
Net cash used in financing activities		26,355	(10,732)	14,838
Net change in cash and cash equivalents		51,652	(8,540)	10,079
Cash and cash equivalents at the beginning of the year		15,048	23,571	12,947
Net foreign exchange differences		3,472	17	545
Cash and cash equivalents at the end of the year		£70,172	£15,048	£23,571

The notes hereto form an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	General Information
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
These consolidated financial statements do not constitute the company's statutory accounts for the years ended 30 June 2019, 2018 or 2017. The financial information for 2018 and 2017 is derived from the statutory accounts for 2018 and 2017 which have been delivered to the registrar of companies. The auditor has reported on the 2018 and 2017 accounts; their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006. The statutory accounts for 2019 will be finalised on the basis of the financial information presented by the directors in these consolidated financial statements and will be delivered to the registrar of companies in due course.

2.	Application Of New and Revised International Financial Reporting Standards (“IFRS”)
The Group applied the requirements of IFRS 9 and IFRS 15 from 1 July 2018. There were other new standards, interpretations and amendments to existing standards also effective for the Group from 1 July 2018 but they do not have a material effect on the financial statements.
Due to the transition methods chosen by the Group in applying these standards, interpretations and amendments to existing standards, comparative information throughout these financial statements has not been restated to reflect the new requirements.
IFRS 9 – “Financial Instruments”
IFRS 9 Financial Instruments replaces the corresponding requirements of IAS 39 Financial Instruments: Recognition and Measurement. It includes requirements on the classification of financial assets and financial liabilities; impairment and the effective interest method; and hedge accounting.  The Group’s adoption of the standard using the simplified approach on 1 July 2018 did not have a material impact on the measurement, presentation or disclosure of financial assets and financial liabilities in the consolidated financial statements.
In addition, IFRS 9 introduces an ‘expected loss’ model for the assessment of impairment of financial assets. The ‘incurred loss’ model under IAS 39 required the Group to recognise impairment losses when there was objective evidence that an asset was impaired. Under the expected loss model, impairment losses are recorded if there is an expectation of credit losses, even in the absence of a default event. However, as permitted by IFRS 9, the Group applies the ‘simplified approach’ to trade receivable balances. Due to general quality and short-term nature of the trade receivables, there is no significant impact on introduction of ‘simplified approach’.
i. Classification and measurement of financial assets and financial liabilities
The classification of financial assets under IFRS 9 is different from IAS 39. IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities.
The table below explain the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of the Group’s financial assets and financial liabilities as at 1 July 2018.

	Original classification under IAS 39	New classification under IFRS 9	Original carrying amount under IAS 39 £’000	New carrying amount under IFRS 9 £’000
Financial assets
Trade and other receivables	Loans and receivables	Amortised cost	£65,917	£65,917
Cash and cash equivalents	Loans and receivables	Amortised cost	70,172	70,172
Total financial assets			£136,089	£136,089
Financial liabilities
Current borrowings	Other financial liabilities	Other financial liabilities	£21	£21
Trade and other payables	Other financial liabilities	Other financial liabilities	48,502	48,502
Contingent consideration	Other financial liabilities	Other financial liabilities	1,244	1,244
Deferred consideration	Other financial liabilities	Other financial liabilities	1,516	1,516
Other liabilities	Other financial liabilities	Other financial liabilities	113	113
Total financial liabilities			£51,396	£51,396
ii. Impairment of financial assets
The effect of adopting IFRS 9 on the carrying amount of financial assets at 1 July 2018 relates solely to the new impairment requirements. The first time adoption of IFRS 9 did not result in any adjustment to opening retained earnings as the lifetime expected credit loss was close to 0 per cent taking into consideration the client default rates, historical bad debt allowance and no external factors that will lead us to believe that the outstanding balances with existing clients will not be collected as they fall due. Therefore, the loss allowance at 30 June 2018 under IAS 39 is the same at 1 July 2018 under IFRS 9.
iii. Hedge accounting
The Group did not apply hedge accounting under IAS 39 which is the same approach taken when IFRS 9 was implemented.
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
The Group has adopted IFRS 15 effective 1 July 2018 on a modified retrospective basis. Under this transition method, the Group applied the new standard to contracts that are not substantially completed as of 1 July 2018.

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
The Group had identified contract types, performance obligations and specific contract terms that have been separately evaluated for purposes of revenue recognition under IFRS 15. Since the majority of the Group’s services are charged to clients on a time and materials basis where the revenue generated is both variable and contingent based upon the hours worked by the Group’s employees, the Group recognises revenue as the contract progresses. For fixed price contracts, the specific terms and conditions of a contract were reviewed and determined whether the revenue attributable to the contract will be recognised over time or at a point in time.
The Group also utilised all relevant practical expedients available under IFRS 15 for purposes of revenue recognition, including the practical expedient that permits an entity to expense contract acquisition costs as incurred, when the amortisation period for these costs is otherwise expected to be one year or less. The adoption of IFRS 15 involved additional disclosures but did not result in a material change to the 1 July 2018 opening balance sheet. There was also no material impact on the Consolidated Income Statement for the financial year.
The following standards, interpretations and amendments to existing standards are not yet effective and have not been adopted early by the Group.
IFRS 16 – “Leases”
IFRS 16 Leases is effective for annual periods beginning on or after 1 January 2019. IFRS 16 requires lessees to recognise all leases with a lease term of greater than 12 months in the balance sheet by recognising a right of use asset and a corresponding financial liability to the lessor based on the present value of future lease payments. The new standard also eliminates the distinction between operating and finance leases. The majority of the Group lease portfolio relates to property leases of offices and delivery centres.
The Group have performed an assessment of the impact of IFRS 16 on its consolidated financial statements and related disclosures using the modified retrospective approach. Based on preliminary assessments, management expects to recognise a right-of-use asset and the corresponding financial liability to be in the range of £34 million to £42 million.
The Group does not anticipate that adoption of the following IFRSs will have a significant effect on the Group’s consolidated financial statements and related disclosures.
Effective for annual periods beginning on or after January 2019:

•	IFRIC 22 - Foreign Currency Transactions and Advance Consideration

•	IFRIC 23 - Uncertainty over Income Tax Treatments

•	Amendments to IFRS 9 - Financial Instruments - Prepayment Features with Negative Compensation

•	Amendments to IAS 28 - Investments in Associates and Joint Ventures - Long-term Interests in Associates and Joint Ventures

•	Amendments to IAS 19 - Employee Benefits - Plan Amendment, Curtailment or Settlement

•	Annual Improvements to IFRS 2015 - 2017 Cycle

Effective for annual periods beginning on or after January 2020:

•	Amendments to References to the Conceptual Framework in IFRS Standards

•	Amendment to IFRS 3 Business Combinations

•	Amendments to IAS 1 and IAS 8: Definition of Material

Effective for annual periods beginning on or after January 2021:

•	IFRS 17 - Insurance Contracts

3.	Significant Accounting Policies

A.	Statement of Compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”) and which were in effect at 30 June 2019.
The consolidated financial statements were authorised for issue by the Board on 25 September 2019.

B.	Basis of Preparation
The consolidated financial statements have been prepared on a historical cost convention, except where IFRS requires or permits fair value measurement.
The principal accounting policies adopted by the Group in the preparation of the consolidated financial statements are set out below.

C.	Functional and Presentation Currency
The consolidated financial statements are presented in British Pound Sterling (“Sterling”), which is the Company’s functional currency. All financial information presented in Sterling has been rounded to the nearest thousand, except when otherwise indicated.

D.	Cost of Sales
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

E.	Use of Estimates and Judgments
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
The key areas involving estimates and judgments that have the most significant effect on the amounts recognised in the Consolidated Financial Statements, are as follows:
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
Any contingent consideration payable is measured at fair value at the acquisition date. If the contingent consideration is classified as equity, it is not re-measured and settlement is accounted for within equity. Otherwise, subsequent changes in the fair value of contingent consideration are recognised in profit and loss. At 30 June 2018, the Group held a financial liability measured at fair value of £11.3 million which was considered a major source of estimation uncertainty. During the year, the liability was settled through issuance of new shares, resulting in a fair value adjustment of £5.8 million. The valuation methodology, key assumptions and narrative sensitivity are disclosed in notes 15 and 21.
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
Share-Based Compensation
We grant discretionary share incentive awards to certain of our employees and directors, as described in note 27, and all employees are eligible to participate annually in our Sharesave plan. These compensation arrangements are settled in equity, or in certain cases at our discretion, in cash, at a predetermined price and generally vest over a period of three to five years, subject to the terms of each plan.   In certain cases, vesting in full occurs on a liquidity event involving our company. We measure share-based awards at the grant date based on the fair value of the award and we recognize it as a compensation expense over the vesting period. We determine the fair value of our share options using the Black-Scholes option-pricing model.
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

F.	Going concern
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

G.	Basis of consolidation
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

H.	Foreign Currency
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

I.	Financial instruments
A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.
(i)    Financial Assets
Initial recognition and measurement
Financial assets are classified, at initial recognition, and subsequently measured at amortised cost, fair value through other comprehensive income (OCI), and fair value through profit or loss.
The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. The Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15.
In order for a financial asset to be classified and measured at amortised cost or fair value through OCI, it needs to give rise to cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.
Subsequent measurement
For purposes of subsequent measurement, financial assets are classified in four categories:
• Financial assets at amortised cost (debt instruments)
• Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments)
• Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)
• Financial assets at fair value through profit or loss
Financial assets at amortised cost
The Group measures financial assets at amortised cost if both of the following conditions are met:
• The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and
• The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

Financial assets at amortised cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognised in profit or loss when the asset is derecognised, modified or impaired. The Group’s cash and cash equivalents, trade and substantially all other receivables fall into this category of financial assets.
Financial assets at fair value through OCI (debt instruments)
The Group measures debt instruments at fair value through OCI if both of the following conditions are met:
• The financial asset is held within a business model with the objective of both holding to collect contractual cash flows and selling; and
• The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding
For debt instruments at fair value through OCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognised in the profit or loss and computed in the same manner as for financial assets measured at amortised cost. The remaining fair value changes are recognised in OCI. Upon derecognition, the cumulative fair value change recognised in OCI is recycled to profit or loss. The Group don’t hold any financial assets at fair value through OCI.
Financial assets designated at fair value through OCI (equity instruments)
Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity instruments designated at fair value through OCI when they meet the definition of equity under IAS 32 Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis.
Gains and losses on these financial assets are never recycled to profit or loss. The Group don’t hold any financial assets designated at fair value through OCI.
Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model. Notwithstanding the criteria for debt instruments to be classified at amortised cost or at fair value through OCI, as described above, debt instruments may be designated at fair value through profit or loss on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.
Financial assets at fair value through profit or loss are carried in the balance sheet at fair value with net changes in fair value recognised in the statement of comprehensive income. The Group does not currently hold any financial assets at fair value through profit or loss.
Derecognition
A financial asset is primarily derecognised when:
• The rights to receive cash flows from the asset have expired; or
• The Group has transferred its rights to receive cash flows from the asset and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

(ii)    Financial Liabilities
Initial recognition and measurement
Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.
All financial liabilities are recognised initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.
The Group’s financial liabilities include trade and other payables and loans and borrowings including bank overdrafts.
Subsequent measurement
The measurement of financial liabilities depends on their classification, as described below:
Financial liabilities at fair value through profit or loss
Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.
Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defined by IFRS 9.
Gains or losses on liabilities held for trading are recognised in the statement of profit or loss.
Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied. The Group has not designated any financial liability as at fair value through profit or loss.
Loans and borrowings
After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the EIR method. Gains and losses are recognised in profit or loss when the liabilities are derecognised as well as through the EIR amortisation process.
Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included as finance costs in the statement of comprehensive income. This category applies to Group’s interest-bearing loans and borrowings.
iii) Offsetting of financial instruments
Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, to realise the assets and settle the liabilities simultaneously.

J.	Property, plant and equipment
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
Depreciation is calculated so as to write off the cost of an asset, less its estimated residual value, over the useful economic life of that asset as follows:

Computers and equipment	3 - 5 years
Fixtures and fittings	5 years
Leasehold improvement fittings	Over the lease term
Motor vehicles	5 years
Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

K.	Intangible assets and goodwill
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

Client relationship	5 - 10 years
Non-compete agreement	3 years
Computer software	3 - 10 years
Licences	Shorter of licence period and up to 3 years

L.	Lease agreements
(i)    Finance lease agreements
Where the Group enters into a lease that entails taking substantially all the risks and rewards of ownership of an asset, the lease is treated as a finance lease. The asset is recorded in the balance sheet as property, plant and equipment and is depreciated in accordance with the above depreciation policies. Future installments under such leases, net of finance charges, are included within borrowings. Rentals payable are apportioned between the finance element, which is charged to the statement of comprehensive income on a straight line basis, and the capital element which reduces the outstanding obligation for future installments.
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

•	The fulfillment of the arrangement is dependent on the use of a specific asset or assets; and

•	The arrangement contains the right to use the asset(s).

M.	Impairment
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

N.	Employee benefits
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
(ii)    Short-term employee benefits
Short-term employee benefit obligations are measured at an undiscounted basis and are expensed as the related service is provided. A liability is recognised for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.
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

O.	Revenue
The Group generates revenue primarily from the provision of its services and recognise revenue in accordance with IFRS 15 – “Revenue from Contracts with Customers.” Revenue is measured at fair value of the consideration received, excluding discounts, rebates, taxes and duties. The Group’s services are generally performed under time-and-material based contracts (where materials consist of travel and out-of-pocket expenses), fixed-price contracts and managed service contracts.
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
With respect to all types of contracts, revenue is only recognised when the performance obligations are satisfied and the control of the services is transferred to the customer, either over time or at a point in time, at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those services. Consideration from contracts with customers is allocated to the performance obligations identified based on their standalone selling price. The Group also considers whether there are other promises in the contract that are separate performance obligations to which a portion of the transaction price needs to be allocated. The Group has concluded that it is the principal in its revenue arrangements because it typically controls the services before transferring them to the customer. Anticipated profit margins on contracts is reviewed monthly by the Group and, should it be deemed probable that a contract will be unprofitable, any foreseeable loss would be immediately recognised in full and provision would be made to cover the lower of the cost of fulfilling the contact and the cost of exiting the contract.

P.	Government grants
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
Following IAS 20 presentation options, the Group presents the grant related to income as a deduction from the related expense.

Q.	Finance income and finance expense
Finance expense consists primarily of interest expense on borrowings and unwinding of the discount on acquisition holdbacks and contingent consideration. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognised in the statement of comprehensive income using the effective interest method. Finance income consists of interest income on funds invested. Interest income is recognised as it accrues in the statement of comprehensive income, using the effective interest method.
Finance income and finance costs also reflect the net effect of realised and unrealised foreign currency exchange gains and losses.

R.	Income taxes
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

S.	Cash and cash equivalents
Cash and cash equivalents comprise cash on hand and demand deposits, together with other short-term, highly liquid investments that are readily convertible into known amounts of cash and that are subject to an insignificant risk of changes in value.

T.	Equity, reserves and dividend payments
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

U.	Share split
On 6 July 2018, the Company completed a five for one share split of each class of ordinary shares. This share split has been reflected in the financial statements impacting earnings per share calculations and disclosures regarding the number of ordinary shares. This is reflected in Notes 13, 25, 27 and 28 of these financial statements.

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
Major Customer
Worldpay (UK) Limited, or together with Worldpay Group Limited and its consolidated subsidiaries, Worldpay, was our largest client for each of the last three years, contributing 9.8%, 10.8% and 13.0% of our total revenue in 2019, 2018 and 2017, respectively.
Geographical Information of Group’s Non-Current Assets
Geographical information about the Group's non-current assets (excluding deferred tax asset) is based on locations where the assets are accumulated:

	2019 £’000	2018 £’000
UK	£26,436	£27,209
North America	29,248	45,717
Europe	6,779	5,246
Other	13,786	2,261
Total	£76,249	£80,433

5.	Revenue
Set out below is the disaggregation of the Group’s revenue from contracts with customers by geographical market, based on where the service is being delivered to:

	2019 £’000	2018 £’000	2017 £’000
UK	£129,513	£98,571	£79,938
North America	79,231	45,600	25,944
Europe	79,186	73,442	53,486
Total	£287,930	£217,613	£159,368

The Group’s revenue by industry sector is as follows:

	2019 £’000	2018 £’000	2017 £’000
Payments and Financial Services	£152,179	£123,675	£91,056
TMT	78,888	61,095	48,534
Other	56,863	32,843	19,778
Total	£287,930	£217,613	£159,368
The Group applies a practical expedient and does not disclose the value of unsatisfied performance obligations for contracts that have an original expected duration of one year or less and contracts for which it recognises revenues at the amount to which it has the right to invoice for services provided.
Revenue recognised this year relating to performance obligations that were satisfied, or partially satisfied, in previous years was not material.

6.	Operating Profit

	2019 £’000	2018 £’000	2017 £’000
Operating profit is stated after charging/(crediting):
Depreciation and impairment of owned property, plant and equipment	3,969	3,266	2,470
Depreciation of assets held under finance leases	34	72	62
Impairment of non-current assets (tangibles and intangibles)	—	19	—
Amortisation of intangible assets	3,897	2,912	1,814
Net loss/(gain) on disposal of property, plant and equipment	(23)	(5)	107
Research and development expenditure credit	(1,278)	(1,008)	(1,322)
Government grants	(819)	(1,633)	(1,691)
Share-based compensation	12,022	1,505	854
Initial public offering expenses	1,055	4,537	—
Sarbanes-Oxley compliance readiness expenses	1,440	106	—
Secondary offering expenses	1,009	—	—
Operating lease costs:
Land and buildings	9,941	8,444	6,443

Initial public offering expenses include professional fees incurred in the Group’s initial public offering of the Company’s ordinary shares. Sarbanes-Oxley compliance readiness expenses include professional fees incurred in the Group’s compliance with Sarbanes Oxley Act of 2002. Secondary offering expenses include professional fees incurred in the Group’s secondary public offering of the Company’s ordinary shares.
Auditor’s remuneration:
The Group paid the following amounts to its auditors in respect of the audit of the financial statements and for other services provided to the Group:

	2019 £’000	2018 £’000	2017 £’000
Audit of the financial statements	£741	£437	£126
Subsidiary local statutory audits	95	85	89
Total audit fees	836	522	215
Initial public offering expenses	—	655	—
Secondary offering expenses	150	—	—
Other SEC filings review expenses	36	—	—
Total audit related fees	186	655	—
Total auditor’s remuneration	£1,022	£1,177	£215

7.	Particulars of Employees

	2019 No.	2018 No.	2017 No.
Average number of staff employed by the group during the year:
Number of operational staff	4,902	3,957	3,181
Number of administrative staff	503	373	283
Number of management staff	7	7	7
Total	5,412	4,337	3,471

	2019 £’000	2018 £’000	2017 £’000
Aggregate payroll costs of the above were:
Wages and salaries	£163,399	£122,166	£82,894
Social security and pension costs	13,767	15,336	14,850
Share-based compensation	12,022	1,505	854
Total	£189,188	£139,007	£98,598

8.	Key Management Remuneration
The compensation of the members of our Board of Directors was:

	2019 £’000	2018 £’000	2017 £’000

Remuneration paid	£1,281	£1,204	£865
Company contribution to pension scheme	65	50	41
Share-based compensation	1,164	107	79
Total	£2,510	£1,361	£985

Emoluments of highest paid director:
Remuneration paid	£620	£589	£400
Company contributions to pension scheme	47	34	31
Share-based compensation	501	25	27
Total	£1,168	£648	£458
There were 2 directors who were members of a pension scheme during the year (2018: 2; 2017: 2).
The highest paid director exercised 654,195 options in the year (2018: nil; 2017: nil) and was granted 90,000 options under a long-term incentive plan (2018: nil; 2017: nil).

9.	Finance Expense

	2019 £’000	2018 £’000	2017 £’000
Interest charge on bank borrowings	£338	£561	£286
Interest charge on leases	3	8	22
Foreign exchange loss	—	17	967
Other interest charge	4	3	100
Fair value movement of financial liabilities	5,954	229	—
Total	£6,299	£818	£1,375

10.	Finance Income

	2019 £’000		2018 £’000		2017 £’000
Interest income on bank deposits	£450		£26		£15
Other interest income	36		9		3
Foreign exchange gain	2,943	—	—	—	—
Total	£3,429		£35		£18

11.	Tax On Profit On Ordinary Activities
Analysis of charge / (credit) in the year

	2019 £’000	2018 £’000	2017 £’000
UK corporation tax based on the results for the year ended 30 June 2019 at 19% (2018 : 19%, 2017: 19.75%)	£4,636	£1,977	£1,664
Overseas tax	5,207	4,048	3,066
Current Tax	9,843	6,025	4,730
Deferred Tax	(3,750)	(350)	138
Total tax	£6,093	£5,675	£4,868
The standard rate of corporation tax in the UK fell from 20% to19% with effect from 1 April 2017. Changes to reduce the UK corporation tax rate to 19% from 1 April 2017 and to 17% from 1 April 2020 were substantially enacted on 26 October 2015 and 6 September 2016, respectively.
Reconciliation of the tax rate on group profits

	2019		2018		2017
	£’000%		£’000%		£’000%
Profit on ordinary activities before taxation	£30,100		£24,650		£21,700
Profit on ordinary activities at UK statutory rate	5,719	19.0	4,684	19.0	4,286	19.8
Differences in overseas tax rates	(922)	(3.1)	(359)	(1.5)	(219)	(1.0)
Impact of share-based compensation	288	1.0	150	0.6	56	0.2
Utilisation of previously unrecognised tax losses	—	—	(2)	—	(2)	—
Other permanent differences	632	2.1	1,030	4.2	258	1.2
Adjustments related to prior periods	164	0.5	(73)	(0.3)	292	1.3
Tax on unremitted earnings/witholding tax on dividends	212	0.7	185	0.8	197	0.9
Impact of rate change on deferred tax	—	—	60	0.2	—	—
Total	£6,093	20.2%	£5,675	23.0%	£4,868	22.4%
The other permanent differences of £632,000 as of 30 June 2019 are mainly related to certain expenses of the initial public offering that are not expected to be tax deductible in any jurisdiction.
The other permanent differences of £1,030,000 as of 30 June 2018 are mainly related to certain expenses of the initial public offering that are not expected to be tax deductible in any jurisdiction.
Tax on items charged to equity and statement of comprehensive income

	2019 £’000	2018 £’000	2017 £’000
Deferred tax - share-based compensation	£(4,077)	£(1,090)	£(42)
Current tax - share-based compensation	(2,159)	—	—
Total credit to equity and statement of comprehensive income	£(6,236)	£(1,090)	£(42)

Unremitted Earnings
The aggregate amount of unremitted profits at 30 June 2019 was approximately £29,000,000 (2018: £21,000,000). The movement during the year reflects profits made in various territories outside of the United Kingdom and repatriation of such profits through various dividend payments to Endava plc. UK legislation relating to company distributions provides for exemption from tax for most repatriated profits. Deferred taxation of £609,000 has been provided on these profits as of 30 June 2019 (2018: £385,000).

12.	Deferred Tax Assets and Liabilities
Deferred taxes arising from temporary differences and unused tax losses are summarised as follows:

Deferred tax 2019	At 1 July 2018 £’000	Exchange Adjustments £’000	Credit / (Charge) to Profit and Loss £’000	Credit to Equity £’000	At 30 June 2019 £’000
Accelerated capital allowances	£(87)	£—	£(43)	£—	£(130)
Tax losses	62	—	805	—	867
Share-based compensation	1,670	—	1,107	4,077	6,854
Intangible assets	(2,089)	39	1,610	—	(440)
Other temporary differences	100	(5)	271	—	366
Total	£(344)	£34	£3,750	£4,077	£7,517

Deferred tax 2018	At 1 July 2017 £’000	Exchange Adjustments £’000	Credit / (Charge) to Profit and Loss £’000	Credit to Equity £’000	At 30 June 2018 £’000
Accelerated capital allowances	£(76)	£(2)	£(9)	£—	£(87)
Tax losses	227	—	(165)	—	62
Share-based compensation	271	—	309	1,090	1,670
Intangible assets	(2,490)	(61)	462	—	(2,089)
Other temporary differences	349	(2)	(247)	—	100
Total	£(1,719)	£(65)	£350	£1,090	£(344)
All deferred tax movements arise from the origination and reversal of temporary differences. Deferred tax assets are recognised to the extent it is probable that taxable profits will be generated against which those assets can be utilised.
After offsetting deferred tax assets and liabilities where appropriate within territories, the net deferred tax comprises:

	2019 £’000	2018 £’000
Deferred tax assets	9,550	2,488
Deferred tax liabilities	(2,033)	(2,832)
Net deferred tax	7,517	(344)

13.	Earnings Per Share
Basic earnings per share
Basic EPS is calculated by dividing the profit for the year attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.

	2019 £’000	2018 £’000	2017 £’000
Profit for the year attributable to equity holders of the Company	24,007	18,975	16,832

	2019	2018	2017
Weighted average number of shares outstanding	50,116,979	45,100,165	45,258,750

	2019	2018	2017
Earnings per share - basic (£)	0.48	0.42	0.37
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

	2019 £’000	2018 £’000	2017 £’000
Profit for the year attributable to equity holders of the Company	24,007	18,975	16,832
Fair value movement of financial liabilities	—	126	—
Profit for the year attributable to equity holders of the Company including impact of fair value adjustment of contingent consideration	24,007	19,101	16,832

	2019	2018	2017
Weighted average number of shares outstanding	50,116,979	45,100,165	45,258,750
Diluted by: options in issue and contingent shares	4,909,244	5,326,051	4,033,770
Weighted average number of shares outstanding (diluted)	55,026,223	50,426,216	49,292,520

	2019	2018	2017
Earnings per share - diluted (£)	0.44	0.38	0.34

14.	Goodwill

2019	£’000
Cost
At 1 July 2018	41,062
Effect of foreign exchange translations	(4,302)
At 30 June 2019	36,760

2018
Cost
At 1 July 2017	16,198
Acquired through business combinations	24,212
Effect of foreign exchange translations	652
At 30 June 2018	41,062

Net book value
At 30 June 2019	36,760
At 30 June 2018	41,062
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
Following a review of the allocation of goodwill to foreign operations, the Directors have determined that goodwill of £24,212,000 which arose on the acquisition of Velocity Partners on 29 December 2017 should have been allocated differently. This element of goodwill was previously denominated in US Dollars and has now been allocated into functional currencies of the underlying foreign operations.
The re-denomination has given rise to a total reduction in the carrying value of Goodwill of £4,649,000 that has been recognised in the year-ended 30 June 2019. Had this allocation taken place at acquisition, a £3,155,000 decrease in the carrying value would have been recognised in the year-ended 30 June 2018. As this change has no impact on either the profit for the year or the statement of cash flows and as the net prior-period impact of £3,155,000 is not material in the context of the overall value of goodwill or net assets, it is, in the judgement of the Directors, appropriate to affect the change in allocation in the current period.
This change in the carrying value of £4,649,000 is a part of the £4,302,000 reflected in the line “effect of foreign exchange translations” in the table above. An equal and opposite entry is a part of the £5,987,000 recognised as “exchange differences on translating foreign operations” in other comprehensive income, and subsequently the foreign exchange translation reserve in equity.
This adjustment has had no impact on the conclusion of the Group’s annual impairment review.
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
For the year ended 30 June 2019, the Board reviewed the value of goodwill based on internal value in use calculations. The key assumptions for these calculations are discount rates, growth rates and expected changes to gross margins during the period. The growth rates for the analysed period are based on management’s expectations of the medium-term performance of the acquired businesses, planned growth market shares, industry forecasts and growth in the market. These calculations used five-year cash flow projections based on financial budgets approved by management and assumed a 1.5% terminal growth rate thereafter.
The key assumptions used in the assessments for the years ended 30 June 2019 and 2018 are as follows:

	2019	2018	2017
Growth rate	20%	20%	25%
Discount rate	14.5%	15.7%	19.5%
Terminal growth rate	1.5%	1.5%	1.5%
Management’s impairment assessment for 2019, 2018 and 2017 indicates value in use substantially in excess of the carrying value of goodwill. Management therefore believes that no reasonably possible change in any of the above key assumptions would cause the carrying value of the unit to materially exceed its recoverable amount.
As at 30 June 2019, 2018 and 2017, there were no indicators of impairment that suggested that the carrying amount of the Group’s goodwill is not recoverable.

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
Under the Purchase Agreement, the Group paid to the former equity holders of Velocity Partners a cash purchase price of £28.6 million. In addition, the Group recognised a fair value of £4.2 million of deferred consideration attributed to a holdback amount, of which £3.0 million was paid during 2019 and £1.5 million is payable within 18-months of the acquisition date.
The contingent consideration was settled with equity during 2019. The Group measured its contingent consideration liability at fair value (the “contingent equity consideration”). Since the IPO happened on 27 July 2018, the fair value of the contingent consideration has increased because the closing price achieved on IPO was higher than the price valuation used at 30 June 2018. This was recognised in the statement of comprehensive income as a fair value adjustment.
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
The Company's allocation of the total purchase consideration amongst the net assets acquired is as follows:

Fair Value £’000
Intangible asset - Client relationships	15,214
Property, plant and equipment	932
Trade and other receivables	6,045
Cash and cash equivalents	2,341
Trade and other payables	(3,791)
Corporation tax payable	(39)
Deferred tax liability	(27)
Total net assets acquired	20,675
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
Revenue and Profit of Velocity Partners for the reporting period ended 30 June 2018 (had the acquisition occurred at the beginning of the reporting period)

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
Revenue and Profit of ISDC From Acquisition Date to 30 June 2017

£’000
Revenue	10,338
Profit	1,398
Revenue and Profit of ISDC for 2017 Reporting Period (had the acquisition occurred at the beginning of the reporting period)

£’000
Revenue	12,262
Profit	1,589
Acquisition Related Costs

£’000
Legal and professional fees	550

16.	Intangible Assets

2019	Client relationship £’000	Software and licences £’000	Non-Compete Agreement £’000	Total £’000
Cost
At 1 July 2018	£33,562	£3,658	£134	£37,354
Additions	—	1,315	—	1,315
Disposals	—	(86)	—	(86)
Effect of foreign exchange translations	878	(2)	5	881
At 30 June 2019	£34,440	£4,885	£139	£39,464

Amortisation
At 1 July 2018	£5,786	£662	£119	£6,567
Charge for the year	3,455	427	15	3,897
Disposals	—	(86)	—	(86)
Effect of foreign exchange translations	173	(2)	5	176
At 30 June 2019	£9,414	£1,001	£139	£10,554
Net book value
At 30 June 2019	£25,026	£3,884	£—	£28,910

2018	Client relationship £’000	Software and licences £’000	Non-Compete Agreement £’000	Total £’000
Cost
At 1 July 2017	£17,603	£1,819	£137	£19,559
Additions	—	1,827	—	1,827
Acquisition of subsidiary / business	15,214	22	—	15,236
Disposals	—	(13)	—	(13)
Effect of foreign exchange translations	745	3	(3)	745
At 30 June 2018	£33,562	£3,658	£134	£37,354

Amortisation
At 1 July 2017	£3,058	£397	£75	£3,530
Charge for the year	2,611	257	44	2,912
Impairment	—	19	—	19
Disposals	—	(13)	—	(13)
Effect of foreign exchange translations	117	2	—	119
At 30 June 2018	£5,786	£662	£119	£6,567
Net book value
At 30 June 2018	£27,776	£2,996	£15	£30,787

17.	Property, Plant and Equipment

2019	Computers & Equipment £’000	Fixtures & Fittings £’000	Motor Vehicles £’000	Fixed Assets in Progress £’000	Total £’000
Cost
At 1 July 2018	£12,355	£8,171	£20	£164	£20,710
Additions	2,856	2,055	—	1,157	6,068
Inflation adjustment	145	—	—	—	145
Disposals	(494)	(106)	(11)	—	(611)
Transfers	—	164	—	(164)	—
Effect of foreign exchange translations	(183)	(126)	—	—	(309)
At 30 June 2019	£14,679	£10,158	£9	£1,157	£26,003

Depreciation
At 1 July 2018	£8,477	£3,629	£20	£—	£12,126
Charge for the year	2,460	1,543	—	—	4,003
Disposals	(477)	(89)	(11)	—	(577)
Effect of foreign exchange translations	(73)	(55)	—	—	(128)
At 30 June 2019	£10,387	£5,028	£9	£—	£15,424
Net book value
At 30 June 2019	£4,292	£5,130	£—	£1,157	£10,579

2018	Computers & Equipment £’000	Fixtures & Fittings £’000	Vehicles £’000	Fixed Assets in Progress £’000	Total £’000
Cost
At 1 July 2017	£10,698	£6,901	£21	£—	£17,620
Additions	2,111	1,381	—	164	3,656
Acquisition of subsidiary / business	417	492	—	—	909
Disposals	(798)	(555)	—	—	(1,353)
Effect of foreign exchange translations	(73)	(48)	(1)	—	(122)
At 30 June 2018	£12,355	£8,171	£20	£164	£20,710

Depreciation
At 1 July 2017	£7,151	£2,963	£20	£—	£10,134
Charge for the year	2,095	1,243	—	—	3,338
Disposals	(734)	(545)	—	—	(1,279)
Effect of foreign exchange translations	(35)	(32)	—	—	(67)
At 30 June 2018	£8,477	£3,629	£20	£—	£12,126
Net book value
At 30 June 2018	£3,878	£4,542	£—	£164	£8,584

18.	Significant Shareholdings and Related Party Transactions
Significant shareholdings
At 30 June 2019, the Group held 20% or more of the share capital of the following entities:

Subsidiary	Country of Incorporation	Class of Shares Held	Percentage of Shares Held	Principal Activity
Endava plc	UK	Ordinary	100%	Holding company
Endava (UK) Limited	UK	Ordinary	100%	Provision of IT services
Endava (Managed Services) Limited*	UK	Ordinary	100%	Provision of IT services
ICS Endava SRL	Moldova	Ordinary	100%	Provision of IT services
Endava Romania SRL	Romania	Ordinary	100%	Provision of IT services
Endava (US) LLC**	US	Ordinary	100%	Provision of IT services
Endava (Ireland) Limited	Ireland	Ordinary	100%	Provision of IT services
Endava GmbH	Germany	Ordinary	100%	Provision of IT services
Endava DOOEL Skopje	North Macedonia	Ordinary	100%	Provision of IT services
Endava Inc.	US	Ordinary	100%	Provision of IT services
Endava d.o.o. Beograd	Serbia	Ordinary	100%	Provision of IT Services
Endava Technology SRL	Romania	Ordinary	99%	Provision of IT Services
Endava Holding B.V.	The Netherlands	Ordinary	99.80%	Holding Company
Endava B.V.	The Netherlands	Ordinary	99.80%	Provision of IT services
Endava EOOD	Bulgaria	Ordinary	99.80%	Provision of IT services
Endava S.A.S.	Colombia	Ordinary	100%	Provision of IT Services
Endava ApS	Denmark	Ordinary	100%	Provision of IT Services
Endava LLC***	US	Ordinary	100%	Provision of IT Services
Endava Holdings Inc	US	Ordinary	100%	Holding Company
Endava Nearshore Ventures LLC	US	Ordinary	100%	Provision of IT Services
Endava Vnz S.C.A.	Venezuela	Ordinary	100%	Provision of IT Services
Endava Argentina SRL	Argentina	Ordinary	100%	Provision of IT Services
Endava Colombia S.A.S.	Colombia	Ordinary	100%	Provision of IT Services
Endava Uruguay SRL	Uruguay	Ordinary	100%	Provision of IT Services
Endava Limited Guernsey Employee Benefit Trust	UK	Ordinary	100%	Employee Benefit Trust
________________

*	Held by Endava (UK) Limited

**	Held by Endava (Managed Services) Limited

***	Held by Endava Inc.

Dormant Entities

Endava (Romania) Limited	UK	Ordinary	100%
Green Mango Software Services Ltd	UK	Ordinary	100%
Testing4Finance Ltd	UK	Ordinary	100%
Alpheus Limited	UK	Ordinary	100%
Related Party Transactions

At 30 June 2019, the executive officers and directors owned 13,452,077 £0.02 ordinary shares (2018: 14,952,285 £0.02 ordinary shares) and held awards over a further 389,607 £0.02 ordinary shares (2018: 1,206,220 £0.02 ordinary shares). Other than the transactions with executive officers and directors disclosed above, no other related party transactions have been identified.
Ultimate Parent
Endava plc is the ultimate parent entity of the Group and it is considered that there is no ultimate controlling party.

19.	Trade and Other Receivables

	2019 £’000	2018 £’000
Trade receivables	£47,928	£26,005
Prepayments	5,734	4,259
Accrued income	7,019	17,147
Research and development tax credit	2,088	2,088
Grant receivable	—	816
Other receivables	3,148	2,053
Total trade and other receivables	£65,917	£52,368
Trade receivables are non-interest-bearing and are generally on 30 to 90 day terms depending on the geographical territory in which sales are generated. The carrying value of trade and other receivables also represents their fair value.
Trade receivables and accrued income represent client contract assets. Insignificant impairment losses were recognised on contract assets during the year. Other than business-as-usual movements there were no significant changes in contract assets during the year.

	2019 £’000	2018 £’000
Trade receivables - gross	£48,365	£26,431
Loss allowance	(437)	(426)
Trade receivables - net	£47,928	£26,005

20.	Trade and Other Payables

	2019 £’000	2018 £’000
Trade payables	£4,220	£4,504
Other taxation and social security	5,634	3,219
Other liabilities	2,985	1,177
Accruals	33,326	28,932
Deferred income	2,337	2,411
Total trade and other payables	£48,502	£40,243
Deferred income represents client contract liabilities at year end where cash was received from clients but Endava is yet to perform the work. £2.4 million of the deferred income recognised at 1 July 2018 was recognised as revenue during the year. Other than business-as-usual movements there were no significant changes in deferred income balance during the year.

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
Where financial assets and financial liabilities are measured at fair value, their measurement is classified into the following hierarchy:

•	Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The following financial assets and financial liabilities were classified within level 3:

Financial Assets	2019 £’000	2018 £’000
Trade and other receivables	£65,917	£52,368
Total financial assets	£65,917	£52,368

Financial liabilities	2019 £’000	2018 £’000
Non-current borrowings	£—	£20
Current borrowings	21	19,744
Trade and other payables	48,502	40,243
Contingent consideration	1,244	12,510
Deferred consideration	1,516	4,401
Other liabilities	113	277
Total financial liabilities	£51,396	£77,195
Fair Value Movement of Contingent Consideration

2019 £’000
Fair value at 1 July 2018	£11,314
Movement in fair value recognised in finance cost	5,805
Settlement through issuance of shares	(17,054)
Foreign exchange recognised in other comprehensive income	(65)
Fair value at 30 June 2019	£—

2018 £’000
Fair value at 1 July 2017	£—
Arising on acquisition of Velocity Partners	10,933
Movement in fair value recognised in finance cost	126
Foreign exchange recognised in other comprehensive income	255
Fair value at 30 June 2018	£11,314
The valuation technique used, significant unobservable inputs and inter-relationship between significant unobservable inputs are shown below:

Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurement
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

22.	Loans and Borrowings
Terms and conditions of outstanding loans as of 30 June 2019 and 2018 are as follows:

Type	Nominal Interest p.a.	Year of Maturity	2019 £’000	2018 £’000
Revolving credit facility	LIBOR/ EURIBOR + variable margin (0.80% - 1.40%)	2020	£—	£19,700
Finance lease liabilities	3.5% - 10%	2015-2020	21	64
Total loans and borrowings			£21	£19,764

The multicurrency revolving credit facility with HSBC has an unlimited multilateral guarantee to secure all liabilities of Endava plc, Endava (UK) Limited, Endava Inc, Endava Holding B.V. and Endava Romania SRL through various security arrangements, including debentures, share and equity pledges and mortgage agreements.
The finance lease is unsecured.
Short term / long term loans balances as of 30 June 2019 and 2018 are as follows:

	2019 £'000			2018 £'000
	Current	Non-Current	Total	Current	Non-Current	Total
Revolving credit facility	£—	£—	£—	£19,700	£—	£19,700
Finance lease	21	—	21	44	20	64
Total	£21	£—	£21	£19,744	£20	£19,764
The Group has a secured bank revolving credit facility with a carrying amount of £nil at 30 June 2019 (2018: £19,700,000). Commitment fees are charged on the undrawn balance of the facility.
The facility contains interest cover and net leverage financial covenants. The covenants are tested on a quarterly basis based on trailing twelve months results. At 30 June 2019 and 30 June 2018, the Group complied with these financial covenants.
Guarantees
The Group has provided the following guarantees at 30 June 2019:
Parent Company Guarantees
The parent company provided guarantees relating to certain leases entered into by Endava Romania SRL. A corporate guarantee with the government of the Republic of North Macedonia was also provided guaranteeing the fulfillment of the obligations of Endava DOOEL Skopje under the contract for granting state aid. In addition, the parent company provided unlimited multilateral guarantee under the revolving credit facility.
No claims are expected to arise from the above guarantees.
Subsidiary Guarantees
Endava Romania SRL provided a bank guarantee of €9,000,000 in favour of Romanian Ministry of Finance under the contract for granting state aid.
Endava Inc. provided a letter of credit of $2,000,000 in favour of Velocity Partners Legacy Inc. relating to the outstanding deferred consideration as at 30 June 2019.
Additionally, Endava Romania SRL, Endava DOOEL Skopje, Endava d.o.o. Beograd, Endava Inc, Endava B.V  and Endava EOOD Bulgaria provided bank guarantees in relation to their leases of office space.
No claims are expected to arise from above guarantees.

23.	Commitments Under Finance Leases
Future minimum finance lease payments at 30 June were as follows:

	2019 £’000	2018 £’000
Amounts payable within 1 year	£21	£44
Amounts payable 1 to 3 years	—	20
Amounts payable 3 to 5 years	—	—
Amounts payable in more than 5 years	—	—
Total	£21	£64

24.	Commitments Under Operating Leases
At 30 June, the Group had commitments under non-cancellable operating leases as follows:

	2019 £’000	2018 £’000
Amounts payable within 1 year	£10,907	£10,384
Amounts payable 1 to 3 years	19,868	19,011
Amounts payable 3 to 5 years	12,406	12,800
Amounts payable in more than 5 years	15,292	6,469
Total	£58,473	£48,664

25.	Share Capital

Authorised share capital:	2019 £’000	2018 £’000
60,000,000 ordinary shares of £0.02 each	1,200	1,200

Allotted, called up and fully paid:	2019 No.	£’000	2018 No.	£’000
Class A ordinary shares	18,599,985	372	4,703,980	94
Class B ordinary shares	23,696,345	474	28,822,625	576
Class C ordinary shares	12,128,997	243	16,277,540	326
Ordinary shares of £0.02 each	54,425,327	1,089	49,804,145	996
The Company issued 4,621,182 new shares for the year ended 30 June 2019 (30 June 2018: nil) in relation to the IPO, settlement of contingent consideration and exercise of options.
Voting rights, dividends and return of capital
Our Class B ordinary shares have ten votes per share, and our Class A ordinary shares, which are the shares underlying the ADSs, and Class C ordinary shares each have one vote per share. Any dividend declared by the Company shall be paid on Class A ordinary shares, the class B ordinary shares and the class C ordinary shares pari passu as if they were all shares of the same class.
In the event of the liquidation, dissolution or winding up of the Company, the assets of the Company available for distribution to members shall be distributed amongst all holders of Class A ordinary shares, Class B ordinary shares and any Class C ordinary shares in proportion to the number of shares held irrespective of the amount paid or credited as paid on any share.

Restrictions
Class B ordinary shares
During the period of one hundred and eighty (180) days commencing on the IPO, no transfers of Class B ordinary shares were permitted other than to a person who is a permitted Class B ordinary transferee or pursuant to the IPO (which for the avoidance of doubt includes sales pursuant to any secondary offering or exercise of any over-allotment option in connection with the IPO).
No transfers of Class B ordinary shares shall be permitted (other than to a person who is a permitted Class B ordinary transferee):
(a) in excess of 25% of the Class B ordinary shareholders holding of Class B ordinary shares (determined as at the IPO) in the period commencing 180 days after the IPO and ending on the date falling 18 months after the IPO;
(b) in excess of 40% of the Class B ordinary shareholders holding of Class B ordinary shares (determined as at the IPO) in the period commencing 180 days after the IPO and ending on the date falling on the third anniversary of the IPO; and
(c) in excess of 60% of the Class B ordinary shareholders holding of Class B ordinary shares (determined as at the IPO) in the period commencing 180 days after the IPO and ending on the fifth anniversary of the IPO.
A Class B ordinary shareholder may, at any time after the fifth (5th) anniversary of the IPO, elect at any time to convert any of its Class B ordinary shares into Class A ordinary shares on a one-for-one basis by notice in writing to the Directors.
Class C ordinary shares
During the period of one hundred and eighty (180) days commencing on the IPO, no transfers of Class C ordinary shares were be permitted.
The Company and the managing underwriter acting in connection with the IPO executed prior to the IPO, no transfers of Class C ordinary shares shall be permitted (other than in accordance with Article 35.2) in excess of 25% of the Class C ordinary shareholders holding of Class C ordinary shares (determined as at the IPO) in the period commencing 180 days after the IPO and ending on the date falling 18 months after the IPO.

26.	Distributions Made
During the year ended 30 June 2019, the Company did not declare and pay any cash dividends (2018: nil; 2017: nil).

27.	Share-Based Payments
Description of share-based payment arrangements
The Group had the following share-based payment arrangements.
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
The Trigger event - the listing on the New York Stock Exchange - happened on 27 July 2018. At 30 June 2019, the EBT held 1,906,462 shares (30 June 2018: 4,703,980), out of which 715,548 (30 June 2018: 3,440,645) are allocated to employee JSOPs. For the year ended 30 June 2019, 2,724,917 awards under the JSOP were exercised (2018: nil) settled by shares of the EBT and 72,601 options under LTIP were exercised (2018:nil) and settled by shares of the EBT.
The JSOPs expire 25 years following the applicable date of issue.
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
The EIP provides for the grant of options, share appreciation rights, or SARs, restricted shares, restricted share units, or RSUs, performance restricted share units, or PSUs, and other share-based awards. All awards under the EIP are set forth in award agreements, which detail the terms and conditions of awards, including any applicable vesting and payment terms, change of control provisions and post-termination exercise limitations.
The EIP is administered by the board, which may delegate its duties and responsibilities to one or more committees of our directors and/or officers (referred to as the plan administrator below), subject to certain limitations imposed under the EIP, and other applicable laws and stock exchange rules. The plan administrator has the authority to take all actions and make all determinations under the EIP, to interpret the EIP and award agreements and to adopt, amend and repeal rules for the administration of the EIP as it deems advisable. The plan administrator also has the authority to determine which eligible service providers receive awards, grant awards, set the terms and conditions of all awards under the EIP, including any vesting and vesting acceleration provisions, subject to the conditions and limitations in the EIP.
The plan administrator may select performance criteria for an award to establish performance goals for a performance period. In connection with certain corporate transactions and events affecting our ordinary shares, including a change of control, another similar corporate transaction or event, another unusual or nonrecurring transaction or event affecting us or our financial statements or a change in any applicable laws or accounting principles, the plan administrator has broad discretion to take action under the EIP to prevent the dilution or enlargement of intended benefits, facilitate the transaction or event or give effect to the change in applicable laws or accounting principles. In the event of a change of control where the successor or acquirer entity does not agree to assume, continue or rollover the awards, the awards will vest in full effective immediately prior to the change of control.
During the year, Endava granted RSUs and PSUs only. RSUs and PSUs are contractual promises to deliver our Class A ordinary shares in the future, which may also remain forfeitable unless and until specified conditions are met. The plan administrator may provide that the delivery of the shares underlying RSUs will be deferred on a mandatory basis or at the election of the participant. The terms and conditions applicable to restricted shares, RSUs and PSUs will be determined by the plan administrator, subject to the conditions and limitations contained in the EIP.
2018 Sharesave Plan
On 16 April 2018, the Board adopted the 2018 Sharesave Plan (“Sharesave”) and approved by the Company shareholders on 3 May 2018. The Sharesave is a U.K. tax advantaged share option plan and is intended to comply with the requirements of Schedule 3 of the Income Tax (Earnings and Provisions) Act 2003. The Sharesave was extended to award similar benefits to employees outside the U.K.
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
Bonus Equity Payments
The acquisition of Velocity Partners in December 2017 also included bonus equity payments (“bonus payments”) that are payable in future periods based on the continued service of certain employees of Velocity Partners. The bonus payments were accounted for outside of the business combination because the entitlement to bonus payments is automatically forfeited if employment terminates. They were fair valued as compensation for post business combination services under IFRS 2 and the compensation expense is recognised over a three-year vesting period.
In addition to the above share option schemes, 10,000 other options were granted on 7 September 2017 to a non-employee as compensation for services rendered with an average exercise price of £4.58 per option. All 10,000 options were exercised in the reporting period.
Movements during the year
The number and the weighted-average exercise prices of the share options under the above arrangements were as follows:

	CSOP	JSOP	LTIP	EIP	SAYE	Bonus Payments	Other
Options outstanding at 1 July 2018	125,545	3,440,465	1,277,700	—	—	360,345	10,000
Options granted during the year	—	—	—	875,044	594,028	—	—
Options exercised during the year	94,040	2,724,917	72,601	46,000	—	117,110	10,000
Options forfeited during the year	—	—	76,400	44,200	33,859	—	—
Options outstanding at 30 June 2019	31,505	715,548	1,128,699	784,844	560,169	243,235	—

Options outstanding at 1 July 2017	125,545	3,440,465	983,500	—	—	—	—
Options granted during the year	—	—	329,700	—	—	360,345	10,000
Options exercised during the year	—	—	—	—	—	—	—
Options forfeited during the year	—	—	35,500	—	—	—	—
Options outstanding at 30 June 2018	125,545	3,440,465	1,277,700	—	—	360,345	10,000

Options outstanding at 1 July 2016	176,980	3,440,465	698,750	—	—	—	—
Options granted during the year	—	—	452,000	—	—	—	—
Options exercised during the year	—	—	—	—	—	—	—
Options forfeited during the year	51,435	—	167,250	—	—	—	—
Options outstanding at 30 June 2017	125,545	3,440,465	983,500	—	—	—	—

Weighted average exercise price 30 June 2019 - £	0.59	—	—	—	19.59	—	—
Weighted average exercise price 30 June 2018 - £	0.82	—	—	—	—	—	4.58
Weighted average exercise price 30 June 2017 - £	0.82	—	—	—	—	—	—
Weighted average contractual life 2019 - years	5	17	6	3	2	2	—
Weighted average contractual life 2018 - years	6	19	7	—	—	3	1
Weighted average contractual life 2017 - years	7	20	8	—	—	—	—
Options granted in the period have been valued using a Black Scholes option pricing model using the following inputs:

	2019	2018	2017
Exercise price	£0.00 - £19.59	£0.02 - £4.58	£0.00 - 0.02
Risk free rate	1.0%-2.91%	0.30%-0.37%	0.23%
Expected volatility	30.0%-36.0%	29.9%-36.9%	43.7%
Expected dividends	—	—	—
Fair value of option	£4.52-£29.54	£0.63-£7.14	£3.5
For the year ended 30 June 2019, the Group recognised £12,022,000 (2018: £1,505,000; 2017: £854,000) of share-based payment charge in respect of the above share option schemes.
28. Movements in Equity
Share capital and share premium
On 27 July 2018, the Group closed the initial public offering of 7,291,000 ADSs, each representing one Class A ordinary share of Endava, at a price to the public of $20.00 per share, of which 3,228,995 ADSs were offered by Endava and 4,062,005 ADSs were offered by existing shareholders of Endava. As a result, the share capital and share premium increased by £65,000 and £45,936,000, respectively.
For the year ended 30 June 2019, the Velocity Partners contingent consideration was settled through the issuance of 1,125,037 ordinary shares which resulted in the increase of share capital and share premium by £23,000 and £17,143,000, respectively.
New ordinary shares were also issued from the exercise of options which resulted in an increase in share capital and share premium of £5,000 and £128,000, respectively.
Share premium of £48,614,000 was canceled during the year and credited to the Group’s distributable reserves.
Investment in own shares
2,724,917 JSOPs and 72,601 LTIPs were exercised and settled by shares owned by the EBT. This resulted in a decrease in investment in own shares of £428,000.

29. Cash Flow Adjustments and Changes in Working Capital

Adjustments	2019 £’000	2018 £’000	2017 £’000
Depreciation, amortisation and impairment of non-financial assets	£7,900	£6,269	£4,346
Foreign exchange (gain) / loss	(2,224)	354	1,015
Interest income	(476)	(35)	(18)
Fair value movement of financial liabilities	5,954	229	—
Interest expense	343	573	408
(Gain) / loss on disposal of non-current assets	(23)	(5)	107
Share-based compensation expense	12,022	1,505	854
Hyperinflation effect gain	(9)	—	—
Income on contingent consideration	—	—	(180)
Research and development tax credit	(1,278)	(1,008)	(1,322)
Grant income	(819)	(1,633)	(1,691)
Total adjustments	£21,390	£6,249	£3,519

Net changes in working capital	2019 £’000	2018 £’000	2017 £’000
Increase in trade and other receivables	£(16,343)	£(6,384)	£(7,598)
Increase in trade and other payables	4,827	13,223	2,590
Net changes in working capital	£(11,516)	£6,839	£(5,008)
Non-Cash Changes Arising from Financing Activities

Borrowings	Beginning of the year £’000	Proceeds from borrowings £’000	Repayment of borrowings £’000	Non-cash foreign exchange £’000	Non-cash Other £’000	End of the year £’000
2017	15,443	17,007	(3,462)	276	201	29,465
2018	29,465	26,462	(36,768)	605	—	19,764
2019	19,764	3,500	(23,547)	304	—	21

Grant received	Beginning of the year £’000	Cash received £’000	Grant income £'000	Non-cash foreign exchange £'000	Non-cash Other £'000	End of the year £'000
2017	(532)	2,924	(1,691)	(37)	—	664
2018	664	148	(1,633)	5	—	(816)
2019	(816)	1,786	(819)	(24)	—	127
The grant receivable in 2018 was presented in trade and other receivables and the grant payables in 2017 and 2019 were presented in trade and other payables. Interest paid, dividends paid and purchase of own shares were all cash items.

30.	Capital Commitments
Amounts contracted but not provided for in the financial statements amounted to £nil in the year ended 30 June 2019 (2018: £nil).

31.	Contingent Liabilities
The Group had no contingent liabilities at 30 June 2019 or 30 June 2018.

32.	Financial Instrument Risk
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
Foreign currency denominated financial assets and liabilities which expose the Group to currency risk are disclosed below. The amounts shown are translated into GBP at the closing rate:

June 30, 2019	GBP £‘000	EUR £‘000	USD £‘000	RON £‘000	Others £‘000	TOTAL £‘000
Financial assets	93,315	10,183	19,572	6,425	6,594	136,089
Financial liabilities	(19,984)	(2,593)	(8,924)	(14,329)	(5,566)	(51,396)
Total	73,331	7,590	10,648	(7,904)	1,028	84,693

June 30, 2018	GBP £‘000	EUR £‘000	USD £‘000	RON £‘000	Others £‘000	TOTAL £‘000
Financial assets	37,866	5,485	10,485	8,605	4,975	67,416
Financial liabilities	(37,685)	(2,448)	(21,657)	(11,926)	(3,479)	(77,195)
Total	181	3,037	(11,172)	(3,321)	1,496	(9,779)
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
During the year ended 30 June 2019 the Sterling/RON volatility ranged from the RON strengthening against Sterling by 5% to weakening by 4%.

	GBP/RON	Profit impact £’000	Equity impact £’000
June 30, 2019	5%	(564)	(504)
June 30, 2019	(4)%	470	421
During the year ended 30 June 2018, the Sterling/RON volatility ranged from the RON strengthening against Sterling by 3% to weakening by 5%.

	GBP/RON	Profit impact £’000	Equity impact £’000
June 30, 2018	3%	(330)	(283)
June 30, 2018	(5)%	521	447
Interest Rate Sensitivity
At 30 June 2019, the Group is exposed to changes in market interest rates through bank borrowings on its Revolving Credit Facility at variable interest rates.
Credit Risk Analysis
Credit risk is the risk that a counterparty fails to discharge an obligation to the Group. The Group is exposed to this risk for various financial instruments, including trade receivables. The Group’s maximum exposure to credit risk is limited to the carrying amount of financial assets recognised at 30 June, as summarised below:

	2019 £’000	2018 £’000
Cash and cash equivalents	£70,172	£15,048
Trade and other receivables	65,917	52,368
Total	£136,089	£67,416

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
Management considers that all financial assets that are not impaired or past due at the end of the applicable reporting period are of good credit quality. Some of the unimpaired trade receivables are generally past due as of the end of the applicable reporting period. Information on financial assets past due but not impaired are as follows:

	2019 £’000	2018 £’000
Not more than 3 months	£2,595	£830
More than 3 months but not more than 6 months	357	586
More than 6 months but not more than 1 year	—	—
More than 1 year	—	—
Total	£2,952	£1,416
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

As at 30 June 2019, the Group’s non-derivative financial liabilities had contractual maturities (including interest payments where applicable) as summarised below:

	Current 0 - 6 months £’000	Current 6 - 12 months £’000	Non-Current 1 - 5 years £’000	Non-Current +5 years £’000
Bank loans	£—	£—	£—	£—
Finance lease obligations	14	7	—	—
Trade and other payables	48,502	—	—	—
Deferred consideration	1,516	—	—	—
Contingent consideration	—	1,244	—	—
Other liabilities	—	—	113	—
Total	£50,032	£1,251	£113	£—
There were no forward foreign currency options in place at 30 June 2019.
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

33.	Capital Management Policies and Procedures
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

	2019 £’000	2018 £’000
Equity	166,329	69,499
Loans and borrowings	21	19,764
Less: Cash and cash equivalents	(70,172)	(15,048)
Total Capital	£96,178	£74,215

34.	Subsequent Events
On 31 August 2019 Endava completed the sale of Endava Technology SRL, also referred to as “the Captive” to Worldpay. The Captive is located in Bucharest, Romania and its 146 current employees were transferred to Worldpay. The aggregate purchase price for the Captive was within the previously agreed range as disclosed in Endava’s filings with the Securities Exchange Commission.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Endava plc

/s/ John Cotterell
By:	John Cotterell
Title:	Chief Executive Officer
(Principal Executive Officer)

Date: September 25, 2019