Form 20-F
period 2020-06-30
Endava plc
filed 2020-09-15
CIK 1656081

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________________________________________
Form 20-F
______________________________________________________
(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES ACT OF 1934
For the fiscal year ended June 30, 2020
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
John Cotterell Chief Executive Officer Endava PLC 125 Old Broad Street, London EC2N 1AR Tel: +44 20 7367 1000 Email: investors@endava.com
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
Ordinary shares, nominal value £0.02 per ordinary share: 54,928,169, as of June 30, 2020. As of June 30, 2020, 28,823,893 Class A ordinary shares, 20,455,733 Class B ordinary shares and 5,648,543 Class C ordinary shares were outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
	☒ Yes	☐ No
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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

i

CERTAIN DEFINED TERMS AND PRESENTATION OF FINANCIAL INFORMATION
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
Our financial information is presented in British Pounds. For the convenience of the reader, in this Annual Report on Form 20-F, unless otherwise indicated, translations from British Pounds into U.S. dollars were made at the rate of £1.00 to 1.2303, which was the rate in effect on June 30, 2020. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of British Pounds at the dates indicated. All references in this Annual Report on Form 20-F to “$” mean U.S. dollars and all references to “£” and “GBP” mean British Pounds.
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
Forward-looking statements include, but are not limited to, statements about:

•
the effects of the ongoing COVID-19 pandemic, or of other global outbreaks of pandemics or contagious diseases or fear of such outbreaks, including on the demand for our products and services, and on overall economic conditions and business customer spending levels;

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

v

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
Item2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information

A. Selected Financial Data
The following tables set forth our selected consolidated financial data for the five years ended June 30, 2020. We have derived the consolidated statement of comprehensive income data for the fiscal years ended June 30, 2020, 2019 and 2018 and the consolidated balance sheet data as of June 30, 2020 and 2019 from our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. We have derived the consolidated statements of comprehensive income data for the fiscal years ended June 30, 2017 and 2016 and the consolidated balance sheet data as of June 30, 2018, 2017 and 2016 from our audited financial statements not included elsewhere in this Annual Report on Form 20-F. Our historical results are not necessarily indicative of the results that should be expected for any future period. This data should be read together with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” as well as our consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 20-F.
We maintain our books and records in British Pounds, and we prepare our financial statements in accordance with IFRS as issued by the IASB. We report our financial results in British Pounds.

	Fiscal Year Ended June 30,
	2020	2019	2018	2017	2016
	(in thousands, except for share and per share amounts)
Consolidated Statement of Comprehensive Income Data:
Revenue	£350,950	£287,930	£217,613	£159,368	£115,432
Cost of sales:
Direct cost of sales(1)	(233,352)	(174,152)	(132,775)	(98,853)	(68,517)
Allocated cost of sales	(17,447)	(14,951)	(12,668)	(9,907)	(6,529)
Total cost of sales	(250,799)	(189,103)	(145,443)	(108,760)	(75,046)
Gross profit	100,151	98,827	72,170	50,608	40,386
Selling, general and administrative expenses(1)	(78,279)	(65,857)	(46,737)	(27,551)	(20,453)
Operating profit	21,872	32,970	25,433	23,057	19,933
Net finance income/(expense)	1,169	(2,870)	(783)	(1,357)	898
Gain on sale of subsidiary	2,215	—	—	—	—
Profit before tax	25,256	30,100	24,650	21,700	20,831
Tax on profit on ordinary activities	(3,846)	(6,093)	(5,675)	(4,868)	(4,125)
Profit for the year and profit attributable to the equity holders of the Company	£21,410	£24,007	£18,975	£16,832	£16,706
Earnings per share, basic	£0.40	£0.48	£0.42	£0.37	£0.37
Earnings per share, diluted	£0.38	£0.44	£0.38	£0.34	£0.34
Weighted average number of shares outstanding, basic	53,423,575	50,116,979	45,100,165	45,258,750	45,389,210
Weighted average number of shares outstanding, diluted	56,065,080	55,026,223	50,426,216	49,292,520	49,318,045
Other Financial Data:
Revenue period-over-period growth rate	21.9%	32.3%	36.5%	38.1%	37.2%
Profit before tax margin	7.2%	10.5%	11.3%	13.6%	18.0%
Net cash provided by operating activities	£40,243	£35,348	£33,984	£14,740	£10,897
________________

(1)	Includes share-based compensation expenses as follows:

	Fiscal Year Ended June 30,
	2020	2019	2018	2017	2016
	(in thousands)
Direct cost of sales	£8,941	£5,724	£1,006	£560	£587
Selling, general and administrative expenses	6,722	6,298	499	294	181
Total	£15,663	£12,022	£1,505	£854	£768

	As of June 30,
	2020(2)	2019	2018	2017	2016
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	£101,327	£70,172	£15,048	£23,571	£12,947
Working capital (1)	111,061	82,676	(3,042)	11,028	3,180
Total assets	360,943	222,678	151,014	106,382	72,897
Total liabilities	124,616	56,349	81,515	57,662	43,104
Total equity	236,327	166,329	69,499	48,720	29,793
________________

(1)	Working capital is defined as total current assets minus total current liabilities.
(2) The Group has adopted IFRS 16 using the modified retrospective basis of adoption with the date of initial application of July 1, 2019. Prior year comparatives have not been restated for the effect of IFRS 16 and are presented as historically disclosed under IAS 17.

Non-IFRS Measures and Other Management Metrics
We regularly monitor a number of financial and operating metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. Our management metrics may be calculated in a different manner than similarly titled metrics used by other companies.

	Fiscal Year Ended June 30,
	2020	2019	2018	2017	2016
	(pounds in thousands)
Revenue growth rate at constant currency(1)	21.0%	31.1%	37.2%	28.5%	36.6%
Average number of employees involved in delivery of our services(2)	5,633	4,902	3,957	3,181	2,336
Revenue concentration(3)	38.1%	37.7%	41.5%	49.1%	53.7%
Number of large clients(4)	65	63	46	34	26
Adjusted profit before taxes margin(5)	19.5%	18.0%	15.4%	15.8%	19.7%
Adjusted free cash flow(6)	£31,446	£29,806	£28,727	£11,186	£10,115
________________

(1)
We monitor our revenue growth rate at constant currency. As the impact of foreign currency exchange rates is highly variable and difficult to predict, we believe revenue growth rate at constant currency allows us to better understand the underlying business trends and performance of our ongoing operations on a period-over-period basis. We calculate revenue growth rate at constant currency by translating revenue from entities reporting in foreign currencies into British Pounds using the comparable foreign currency exchange rates from the prior period. For example, the average rates in effect for the fiscal year ended June 30, 2019 were used to convert revenue for the fiscal year ended June 30, 2020 and the revenue for the comparable prior period ended June 30, 2019, rather than the actual exchange rates in effect during the respective period. Revenue growth rate at constant currency is not a measure calculated in accordance with IFRS. While we believe that revenue growth rate at constant currency provides useful information to investors in understanding and evaluating our results of operations in the same manner as our management, our use of revenue growth rate at constant currency has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Further, other companies, including companies in our industry, may report the impact of fluctuations in foreign currency exchange rates differently, which may reduce the value of our revenue growth rate at constant currency as a comparative measure. The following table presents a reconciliation of revenue growth rate at constant currency to revenue growth rate, the most directly comparable financial measure calculated and presented in accordance with IFRS, for each of the periods indicated:

	Fiscal Year Ended June 30,
	2020	2019	2018	2017	2016
	(pounds in thousands)
Revenue	£350,950	£287,930	£217,613	£159,368	£115,432
Revenue period-over-period growth rate	21.9%	32.3%	36.5%	38.1%	37.2%
Estimated impact of foreign currency exchange rate fluctuations	(0.9)%	(1.2)%	0.7%	(9.6)%	(0.6)%
Revenue growth rate at constant currency	21.0%	31.1%	37.2%	28.5%	36.6%

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

(5)
We monitor our adjusted profit before taxes margin, or Adjusted PBT Margin, to better understand our ability to manage operational costs, to evaluate our core operating performance and trends and to develop future operating plans. In particular, we believe that the exclusion of certain expenses in calculating Adjusted PBT Margin facilitates comparisons of our operating performance on a period-over-period basis. Our Adjusted PBT Margin is our Adjusted PBT as a percentage of our total revenue. Our Adjusted PBT, is our profit before taxes adjusted to exclude the impact of share-based compensation expense, discretionary EBT bonus, amortization of acquired intangible assets, realized and unrealized foreign currency exchange gains and losses, initial public offering expenses incurred, Sarbanes-Oxley compliance readiness expenses, net gain disposal of subsidiary, fair value movement of contingent consideration, secondary offering expenses incurred and stamp duty on transfer of shares. Share-based compensation expense, amortization of acquired intangible assets, unrealized foreign currency exchange gains and losses and fair value movement of contingent consideration are non-cash expenses. We do not consider these excluded items to be indicative of our core operating performance. Adjusted PBT Margin is not a measure calculated in accordance with IFRS. While we believe that Adjusted PBT Margin provides useful information to investors in understanding and evaluating our results of operations in the same manner as our management, our use of Adjusted PBT Margin has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. For example, Adjusted PBT Margin does not reflect the potentially dilutive impact of share-based compensation nor does it reflect the potentially significant impact of foreign currency exchange rate fluctuations on our working capital. Further, other companies, including companies in our industry, may adjust their profit differently to capture their operating performance, which may reduce the value of Adjusted PBT Margin as a comparative measure. The following table presents a reconciliation of Adjusted PBT to profit before taxes, the most directly comparable financial measure calculated and presented in accordance with IFRS, for each of the periods indicated:

	Fiscal Year Ended June 30,
	2020	2019	2018	2017	2016
	(in thousands)
Profit before taxes	£25,256	£30,100	£24,650	£21,700	£20,831
Share-based compensation expense	15,663	12,022	1,505	854	768
Amortization of acquired intangibles assets	4,075	3,472	2,653	1,715	1,165
Foreign currency exchange (gains) losses net	(2,054)	(2,945)	17	967	(4)
Discretionary EBT bonus	27,874	—	—	—	—
Net gain on disposal of subsidiary	(2,215)	—	—	—	—
Initial public offering expenses incurred	—	1,055	4,537	—	—
Sarbanes-Oxley compliance readiness expenses incurred	—	1,440	106	—	—
Secondary offering expenses incurred	—	1,009	—	—	—
Stamp duty on transfer of shares	—	10	—	—	—
Fair value movement of contingent consideration	—	5,805	—	—	—
Adjusted PBT	£68,599	£51,968	£33,468	£25,236	£22,760

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

	Fiscal Year Ended June 30,
	2020	2019	2018	2017	2016
	(in thousands)
Net cash provided by operating activities	£40,243	£35,348	£33,984	£14,740	£10,897
Grant received	888	1,784	147	2,924	1,948
Purchases of non-current assets (tangible and intangible)	(9,685)	(7,326)	(5,404)	(6,478)	(2,730)
Adjusted free cash flow	£31,446	£29,806	£28,727	£11,186	£10,115

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
Risks Related to Our Business and Industry
Our results of operations may be negatively impacted by the COVID-19 pandemic.
The ongoing COVID-19 pandemic has resulted in many countries around the world imposing lockdowns, shelter-in-place orders, quarantines, restrictions on travel and mass gatherings, including the cancellation of trade shows and other events, and the extended shutdown of certain non-essential businesses that cannot be conducted remotely. While the potential economic impact brought by, and the duration of, the ongoing COVID-19 pandemic is difficult to assess or predict, it has resulted in significant disruption of global financial markets, which may reduce our ability to access capital and which could negatively affect our liquidity in the future. In addition, ongoing global economic uncertainty resulting from the spread of COVID-19 could materially affect our business, including the demand for our services, and the value of our ADSs. This financial uncertainty may also negatively impact pricing for our services or cause our clients to reduce or postpone their technology spending significantly, which may, in turn, lower the demand for our services and negatively affect our revenue, profitability and cash flows. The increased uncertainty and disruption to global markets may also negatively impact our growth opportunities whether organically or through acquisitions.
Furthermore, if a significant number of our employees are infected with SARS-CoV-2 and have COVID-19 and are unable to work, then our ability to deliver for our clients and run our business could be negatively affected.
While it is not possible at this time to estimate the full impact that the COVID-19 pandemic could have on worldwide economic activity and our business in particular, the continued spread of COVID-19 and the measures, and the market participant’s perception and responses to the measures, taken by governments, businesses and other organizations in response to COVID-19 could materially and adversely impact our business, results of operations and financial condition.
In addition, to the extent the ongoing COVID-19 pandemic adversely affects our business, results of operations and financial condition, it may also have the effect of heightening many of the other risks and uncertainties described in this “Risk Factors” section which may materially and adversely affect our business, results of operations and financial condition.
We have taken certain precautions due to the ongoing COVID-19 pandemic that could harm our business.
In light of the uncertain and rapidly evolving situation relating to the ongoing COVID-19 pandemic, we have taken temporary precautionary measures intended to help minimize the risk of the virus to our employees, our customers, and the communities in which we participate, which could negatively impact our business. As a company with employees, customers, partners and investors across the globe, we believe in upholding our company value of being good citizens by doing our part to help slow the spread of the virus. To this end, we have enabled all of our employees to work remotely in compliance with relevant government advice and have suspended all non-essential travel worldwide for our employees. In addition, we have cancelled or postponed company-sponsored events, including employee attendance at industry events and non-essential in-person work-related meetings. While we have a distributed workforce and our employees are accustomed to working remotely or working with other remote employees, our workforce is not fully remote. Our employees travel frequently to establish and maintain relationships with one another and with our customers, and many of our business processes assume that employees can meet with customers and prospective customers in person. Although we continue to monitor the situation and may adjust our current policies as more information and guidance become available, temporarily suspending travel and doing business in-person could negatively impact our marketing efforts, challenge our ability to enter into customer contracts in a timely manner, slow down our recruiting efforts, or create operational or other challenges, including decreased productivity, as we adjust to a fully-remote workforce, any of which could harm our business. Though we are taking these precautionary measures as well as preparing our systems for the likelihood of increased cybersecurity threats, there is no guarantee that our precautions will fully protect our employees or enable us to maintain our productivity. The full extent to which the ongoing COVID-19 pandemic and our precautionary measures related thereto may impact our business will depend on future developments, which are highly uncertain and cannot be predicted at this time.
We may not be able to sustain our revenue growth rate in the future.
We have experienced rapid revenue growth in recent periods. Our revenue increased by 21.9% to £351.0 million in the fiscal year ended June 30, 2020 over 2019, and has increased by over 20% in each of the prior two years. We may not be able to sustain revenue growth consistent with our recent history or at all. You should not consider our revenue growth in recent periods as indicative of our future performance. As we grow our business, we expect our revenue growth rates to slow in future periods due to a number of factors, which may include slowing demand for our services, increasing competition, decreasing growth of our overall market, our inability to engage and retain a sufficient number of IT professionals or otherwise scale our business, prevailing wages in the markets in which we operate or our failure, for any reason, to capitalize on growth opportunities.
Additionally, we may experience a decrease in demand due to the worldwide economic impact of the ongoing COVID-19 pandemic, which could have a material adverse effect on our business, results of operations and financial condition.
We are dependent on our existing client base and our ability to retain such clients.
Historically, a significant percentage of our revenue has come from our existing client base. For example, during the fiscal year ended June 30, 2020, 91.0% of our revenue came from clients from whom we generated revenue during the prior fiscal year. However, the volume of work performed for a specific client is likely to vary from year to year, especially since we generally do not have long-term commitments from our clients and are often not our clients’ exclusive technology services provider. A major client in one year may not provide the same level of revenue for us in any subsequent year. Further, one or more of our significant clients could get acquired and there can be no assurance that the acquirer would choose to use our services in respect of such client to the same degree as previously, if at all. In particular, some of our clients are owned by private equity firms and are therefore inherently more likely to be sold at some point in the future.
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
During the fiscal years ended June 30, 2020 and 2019, 2018 our 10 largest clients accounted for 38.1%, 37.7% and 41.5% of our revenue, respectively. Our largest client for the fiscal years ended June 30, 2020, 2019 and 2018, Worldpay (UK) Limited, or, together with Worldpay Group Limited and its consolidated subsidiaries, Worldpay, accounted for 10.8% of our revenue in the fiscal year ended June 30, 2018 and less than 10% of our revenue in each of the years ended June 30, 2020 and 2019. We are party to a master services agreement with Worldpay. Under the master services agreement, Worldpay committed to spend an aggregate of £55.7 million, after giving effect to certain discounts, with us during the period from January 1, 2017 to December 31, 2021, with annual discounted commitments ranging from £9.7 million to £12.2 million. Either we or Worldpay may terminate the master services agreement for cause (including material breach by the other party) and Worldpay may terminate the master services agreement if we undergo a change of control or due to regulatory requirements. In addition, Worldpay may terminate the master services agreement for convenience subject to six months prior notice no earlier than July 1, 2021 and payment of 30% of the minimum undiscounted commitment amount for the 12-month period following termination.

In August 2019, Worldpay was acquired by Fidelity National Information Services, Inc. There can be no assurance that our relationship will not be adversely affected as a result of the merger.
We anticipate that a limited number of clients will continue to account for a significant portion of our revenue in any given fiscal year for foreseeable future and, in some cases, a portion of our revenue attributable to an individual client may increase in the future. There can be no assurance that we will be successful in maintaining our relationship with and successfully obtaining new engagements from our existing clients. If we fail to maintain these relationships and successfully obtain new engagements from our existing clients, we may not achieve our revenue growth and other financial goals.
Additionally, if our existing client base, notably our largest clients, are adversely impacted by the ongoing COVID-19 pandemic, then we may experience a decrease in demand, delays in payment or postponement of projects, which could have a material adverse effect on our business, results of operations and financial condition.
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
Even if we successfully deliver on contracted services and maintain close relationships with our clients, a number of factors outside of our control could cause the loss of or reduction in business or revenue from our existing clients. These factors include, among other things:

•	the business or financial condition of that client or the economy generally;

•	a change in strategic priorities by that client, resulting in a reduced level of spending on technology services;

•	changes in the personnel at our clients who are responsible for procurement of information technology, or IT, services or with whom we primarily interact;

•	a demand for price reductions by that client;

•	mergers, acquisitions or significant corporate restructurings involving that client;

•	a decision by that client to move work in-house or to one or several of our competitors; and

•	Uncertainty and disruption to the global markets including due to public health pandemics, such as the ongoing COVID-19 pandemic.
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
In order to sustain our growth, we must attract and retain a large number of highly-skilled and talented IT professionals. During the fiscal year ended June 30, 2020, we increased our headcount by 870 employees, or 15.1%. Our business is people driven and, accordingly, our success depends upon our ability to attract, develop, motivate, retain and effectively utilize highly-skilled IT professionals in our delivery locations, which are principally located in Bulgaria, North Macedonia, Moldova, Romania and Serbia, which we collectively refer to as Central Europe, and Argentina, Colombia, Uruguay and Venezuela in Latin America. We believe that there is significant competition for technology professionals in the geographic regions in which our delivery centers are located and that such competition is likely to continue for the foreseeable future. Increased hiring by technology companies and increasing worldwide competition for skilled technology professionals may lead to a shortage in the availability of suitable personnel in the locations where we operate and hire. In addition, the increased uncertainty and disruption resulting from the COVID-19 pandemic may negatively impact our ability to recruit, hire and train the IT professionals we require to operate our business. Our ability to properly staff projects, maintain and renew existing engagements and win new business depends, in large part, on our ability to recruit, train and retain IT professionals. Failure to hire, train and retain IT professionals in sufficient numbers could have a material adverse effect on our business, results of operations and financial condition.
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
Historically, we have focused on developing industry expertise and deep client relationships in a limited number of industry verticals. As a result, a substantial portion of our revenue has been generated by clients operating in the Payments and Financial Services vertical and the technology, media and telecommunications, or TMT, vertical. Payments and Financial Services and TMT constituted 52.8% and 25.7%, 52.9% and 27.4%, and 56.8% and 28.1% of our revenue, respectively, for the fiscal years ended June 30, 2020, 2019 and 2018 respectively. Our business growth largely depends on continued demand for our services from clients in Payments and Financial Services and TMT, and any slowdown or reversal of the trend to spend on technology services in these verticals could result in a decrease in the demand for our services and materially adversely affect our revenue, financial condition and results of operations.
We have also recently begun expanding our business into other verticals, such as consumer products, healthcare, logistics and retail. However, we have less experience in these verticals and there can be no assurance that we will be successful in penetrating these verticals. There may be competitors in these verticals that may be entrenched and difficult to dislodge. As a result of these and other factors, including increased spending controls by companies due to the economic impact of the ongoing COVID-19 pandemic, our efforts to expand our client base may be expensive and may not succeed, and we therefore may be unable to grow our revenue. If we fail to further penetrate our existing industry verticals or expand our client base in new verticals, we may be unable to grow our revenue and our operating results may be harmed.
Other developments, including impacts from the ongoing COVID-19 pandemic, in the industries in which we operate may also lead to a decline in the demand for our services, and we may not be able to successfully anticipate and prepare for any such changes. For example, consolidation or acquisitions, particularly involving our clients, may adversely affect our business. Our clients and potential clients may experience rapid changes in their prospects, substantial price competition and pressure on their profitability. This, in turn, may result in increasing pressure on us from clients and potential clients to lower our prices, which could adversely affect our revenue, results of operations and financial condition.
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

•
our ability to forecast demand for our services (and which may be impacted due to the effects of the ongoing COVID-19 pandemic) and thereby maintain an appropriate number of employees in each of our delivery locations;

•	our ability to deploy employees with appropriate skills and seniority to projects;

•	our ability to manage the attrition of our employees; and

•	our need to devote time and resources to training, professional development and other activities that cannot be billed to our clients.
Our revenue could also suffer if we misjudge demand patterns, including as a result of uncertainties related to the ongoing COVID-19 pandemic, and do not recruit sufficient employees to satisfy demand. Employee shortages could prevent us from completing our contractual commitments in a timely manner and cause us to lose contracts or clients. Further, to the extent that we lack sufficient employees with lower levels of seniority and daily or hourly rates, we may be required to deploy more senior employees with higher rates on projects without the ability to pass such higher rates along to our clients, which could adversely affect our profit margin and profitability.
Recent acquisitions and potential future acquisitions could prove difficult to integrate, disrupt our business, dilute shareholder value and strain our resources.
We have completed six acquisitions (including the acquisitions of Velocity Partners LLC, or Velocity Partners, in December 2017, Intuitus Limited, or Intuitus, in November 2019, Exozet Berlin GmbH, or Exozet, in December 2019 and the Comtrade Digital Services business, or CDS, in August 2020) during the previous five fiscal years. In the future, we may acquire additional businesses that we believe could complement or expand our business. Realizing the benefits of acquisitions depends in part on the successful integration of operations and personnel. Integrating the operations of acquired businesses successfully or otherwise realizing any of the anticipated benefits of acquisitions, including anticipated cost savings and additional revenue opportunities, is complex and time-consuming and involves a number of potential challenges. In addition, travel and physical distancing restrictions due to the ongoing COVID-19 pandemic and related precautionary and safety measures could extend timelines and delay integration activities and operating synergies. The failure to meet these integration challenges could seriously harm our financial condition and results of operations. Past acquisitions and any acquisitions we may complete in the future will give rise to certain risks and we may encounter unexpected difficulties or incur unexpected costs, including:

•	diversion of management attention from ongoing business concerns to integration matters;

•	lack of available staff to perform the integration in a timely manner or alternatively, to perform ongoing business activities due to their integration work;

•	consolidating and rationalizing information technology platforms and administrative infrastructures;

•	complexities associated with managing the geographic separation of the combined businesses and consolidating multiple physical locations;

•	retaining IT professionals and other key employees and achieving minimal unplanned attrition;

•	integrating personnel from different corporate cultures while maintaining focus on providing consistent, high quality service;

•	demonstrating to our clients and to clients of acquired businesses that the acquisition will not result in adverse changes in client service standards or business focus;

•	possible cash flow interruption or loss of profit as a result of transitional matters;

•	inability to generate sufficient profit to offset acquisition and integration costs in a reasonable timeframe or at all; and

•	inability to achieve the operating synergies anticipated in the acquisitions.
Additionally, acquired businesses may have liabilities or adverse operating issues that we fail to discover through due diligence prior to the acquisition. In particular, to the extent that prior owners of any acquired businesses or properties failed to comply with or otherwise violated applicable laws or regulations, or failed to fulfil their contractual obligations to clients, we, as the successor owner, may be financially responsible for these violations and failures and may suffer financial or reputational harm or otherwise be adversely affected. Similarly, our acquisition targets may not have as robust internal controls over financial reporting as would be expected of a public company. Acquisitions also frequently result in the recording of goodwill and other intangible assets which are subject to potential impairment in the future that could harm our financial results. We may also become subject to new regulations as a result of an acquisition, including if we acquire a business serving clients in a regulated industry or acquire a business with clients or operations in a country in which we do not already operate. In addition, if we finance acquisitions by issuing convertible debt or equity securities, our existing shareholders may be diluted, which could affect the market price of our ADSs. As a result, if we fail to properly evaluate acquisitions or investments, we may not achieve the anticipated benefits of any such acquisitions, and we may incur costs in excess of what we anticipate. Acquisitions frequently involve benefits related to the integration of operations of the acquired business. The failure to successfully integrate the operations or otherwise to realize any of the anticipated benefits of the acquisition could seriously harm our results of operations.
We may pursue acquisition opportunities which may cause our business to suffer.
We may pursue acquisition opportunities to grow our business. We can offer no assurance that any such acquired businesses will prove to be successful and accretive to shareholder value. Among other negative effects, our pursuit of such business opportunities could reduce operating margins and require more working capital, subject us to additional laws and regulations and materially and adversely affect our business, financial condition, cash flows or results of operations.
We are focused on growing our client base in North America and Europe and may not be successful.
We are focused on geographic expansion, particularly in North America and Europe. In fiscal years 2020, 2019 and 2018, 28.5%, 27.5% and 21.0% of our revenue, respectively, came from clients in North America and 24.5%, 27.5% and 33.7% of our revenue, respectively, came from clients in Europe. From fiscal year 2019 to fiscal year 2020, our revenue from clients in North America and Europe increased by 26.3% and 8.5%, respectively, and from fiscal year 2018 to fiscal year 2019, our revenue from clients in North America and Europe increased by 73.8%and 7.8%, respectively. We have made significant investments to expand in North America, including our acquisition of Velocity Partners in December 2017, which increased our sales presence in North America and added nearshore delivery capacity in Latin America. We have also made meaningful investments to expand in Europe, including our acquisitions of Intuitus in November 2019, Exozet in December 2019 and CDS in August 2020, which expanded our sales presence in Europe and expanded the services we can provide clients. However, our ability to add new clients will depend on a number of factors, including the market perception of our services, our ability to successfully add nearshore delivery center capacity and pricing, competition, overall economic conditions, including the impact of the COVID-19 pandemic. If we are unable to retain existing clients and attract new clients in North America and Europe, we may be unable to grow our revenue and our business, financial condition and results of operations could be adversely affected.
We may be unable to effectively manage our rapid growth or achieve anticipated growth, which could place significant strain on our management personnel, systems and resources.
We have experienced rapid growth and significantly expanded our business over the past several years, both organically and through acquisitions. We intend to continue to grow our business in the foreseeable future and to pursue existing and potential market opportunities. We have also increased the size and complexity of the projects that we undertake for our clients and hope to continue being engaged for larger and more complex projects in the future. As we add new delivery sites, acquire new companies, introduce new services or enter into new markets, we may face new market, technological and operational risks and challenges with which we are unfamiliar, and we may not be able to mitigate these risks and challenges to successfully grow those acquisitions, services or markets. In addition, the increased uncertainty and disruption resulting from the ongoing COVID-19 pandemic may negatively impact our growth opportunities as clients reduce or postpone their technology spending and finding and consummating suitable acquisition opportunities becomes more challenging. We may not be able to achieve our anticipated growth or successfully execute large and complex projects, which could materially adversely affect our revenue, results of operations, business and prospects.
Our future growth depends on us successfully recruiting, hiring and training IT professionals, expanding our delivery capabilities, adding effective sales staff and management personnel, adding service offerings, maintaining existing clients and winning new business. We often recruit skilled professionals by having them visit our offices. Consequently, the ongoing travel restrictions or disruptions resulting from the COVID-19 pandemic that prevent us from meeting with professional prospects may adversely impact our ability to recruit the IT professionals necessary to grow our business. Further, effective management of these and other growth initiatives will require us to continue to improve our infrastructure, execution standards and ability to expand services. As our company grows, and we are required to add more employees and infrastructure to support our growth, we may find it increasingly difficult to maintain our corporate culture. If we fail to maintain a culture that fosters career development, innovation, creativity and teamwork, we could experience difficulty in hiring and retaining IT professionals. Failure to manage growth effectively could have a material adverse effect on the quality of the execution of our engagements, our ability to attract and retain IT professionals and our business, results of operations and financial condition.
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
Our success depends on delivering innovative solutions that leverage emerging technologies and emerging market trends to drive increased revenue, particularly in response to the ongoing COVID-19 pandemic, whose challenges require many businesses to increase their reliance on digital technologies. Technological advances and innovation are constant in the technology services industry. As a result, we must continue to invest significant resources to stay abreast of technology developments so that we may continue to deliver solutions that our clients will wish to purchase. If we are unable to anticipate technology developments, enhance our existing services or develop and introduce new services to keep pace with such changes and meet changing client needs, we may lose clients and our revenue and results of operations could suffer. Our results of operation would also suffer if our employees are not responsive to the needs of our clients, not able to help clients in driving innovation and not able to help our clients in effectively bringing innovative ideas to market. Our competitors may be able to offer engineering, design and innovation services that are, or that are perceived to be, substantially similar or better than those we offer. This may force us to reduce our daily rates and to expend significant resources in order to remain competitive, which we may be unable to do profitably or at all. Because many of our clients and potential clients regularly contract with other IT service providers, these competitive pressures may be more acute than in other industries.

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
Additionally, we have a number of current employees whose equity ownership in our company gives them a substantial amount of personal wealth. As a result, it may be difficult for us to continue to retain and motivate these employees, and this wealth could affect their decisions about whether or not they continue to work for us. Further, although the Class B ordinary shares that are held by our employees are subject to certain restrictions on disposition for periods of up to five years following the completion of our initial public offering in July 2018, sales of our ADSs by our employees in the open market or the perception that such sales may occur may negatively impact the market price of our ADSs. The risk that our employees may sell ADSs in the open market may be made more acute as a result of the fact that we do not anticipate paying dividends for the foreseeable future, meaning open market sales or sales in registered offerings may be our employees’ only means of generating liquidity from their ownership of our securities.
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
Our operating results may fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Fluctuations in our operating results may be particularly pronounced in the current economic environment due to the uncertainty caused by and the unprecedented nature of the current COVID-19 pandemic. You should not rely on our past results as an indication of our future performance.
Factors that are likely to cause these variations include:

•	the number, timing, scope and contractual terms of projects in which we are engaged;

•	delays in project commencement or staffing delays due to difficulty in assigning appropriately skilled or experienced professionals;

•	the accuracy of estimates on the resources, time and fees required to complete projects and costs incurred in the performance of each project;

•	inability to retain employees or maintain employee utilization levels;

•	changes in pricing in response to client demand and competitive pressures;

•	the business decisions of our clients regarding the use of our services or spending on technology;

•	the ability to further grow sales of services from existing clients;

•	seasonal trends and the budget and work cycles of our clients;

•	delays or difficulties in expanding our operational facilities or infrastructure;

•	our ability to estimate costs under fixed price or managed service contracts;

•	employee wage levels and increases in compensation costs;

•	unanticipated contract or project terminations;

•	the timing of collection of accounts receivable;

•	our ability to manage risk through our contracts;

•	the continuing financial stability of our clients;

•	changes in our effective tax rate;

•	fluctuations in currency exchange rates;

•	general economic conditions; and

•	the impact of public health pandemics, such as the ongoing COVID-19 pandemic.
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
Additionally, we have experienced and may continue to experience longer sales and implementation cycles for current and future clients due to the worldwide economic impact of the COVID-19 pandemic and the restrictions and precautions that have been implemented by governments and companies, including ours, around the world. Notably, restrictions on face-to-face meetings with clients and our ability to work from client facilities could lengthen our selling and implementation cycles.
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
Our business depends on our ability to effectively bill and successfully obtain payment from our clients of the amounts they owe us for work performed. We evaluate the financial condition of our clients and usually bill and collect on relatively short cycles. We maintain provisions against receivables. Actual losses on client balances could differ from those that we currently anticipate and, as a result, we may need to adjust our provisions. We may not accurately assess the creditworthiness of our clients. Macroeconomic conditions, such as a potential credit crisis in the global financial system and the ongoing global COVID-19 pandemic, have resulted and could continue to result in financial difficulties for our clients, including limited access to the credit markets, insolvency or bankruptcy. Such conditions have caused some clients and could cause other clients to delay payment, request modifications of their payment terms, or default on their payment obligations to us, all of which could increase our receivables balance. Timely collection of fees for client services depends on our ability to complete our contractual commitments and subsequently effectively bill for and collect our contractual service fees. If we are unable to meet our contractual obligations or effectively prepare and provide invoices, including as a result of the ongoing global COVID-19 pandemic, we might experience delays in the collection of or be unable to collect our client balances, which would adversely affect our results of operations and could adversely affect our cash flows. In addition, if we experience an increase in the time required to bill and collect for our services or if our clients are delayed in making payments or stop payments altogether, our cash flows could be adversely affected, which in turn could adversely affect our ability to make necessary investments and, therefore, could affect our results of operations.
If we are unable to comply with our security obligations or our computer systems or the computer systems of our clients are or become vulnerable to security breaches, we may face reputational damage and lose clients and revenue.
The ongoing COVID-19 pandemic and the sustained associated restrictions on travel and public assembly in the locations where we operate have required our workforce to transition from being based primarily in our offices or at client sites to working from their homes via internet based remote access. While we have taken steps to adjust our security policies and practices to meet the changed security profile that this presents, this situation increases our risk of a cybersecurity incident. Additionally, our operations could be materially adversely affected by interruptions in internet service or power at employee residences.
The services we provide are often critical to our clients’ businesses and the level of criticality has increased in some cases as a result of increased reliance on digital systems in the COVID-19 impacted environment. Certain of our client contracts require us to comply with security obligations, which could include maintaining network security and backup data, ensuring our network is virus-free, maintaining business continuity planning procedures, and verifying the integrity of employees that work with our clients by conducting background checks. Any failure in a client’s system, whether or not a result of or related to the services we provide, or breach of security relating to the services we provide to the client could damage our reputation or result in a claim for substantial damages against us. Our liability for breaches of data security requirements, for which we may be required to indemnify our clients, may be extensive. Any significant failure of our equipment or systems, or any major disruption to basic infrastructure like power and telecommunications in the locations in which we operate, could impede our ability to provide services to our clients, have a negative impact on our reputation, cause us to lose clients, and adversely affect our results of operations.
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
We, along with a significant number of our clients, are subject to laws, rules, regulations and industry standards related to data privacy and cyber security, and restrictions or technological requirements regarding the collection, use, storage, protection, retention or transfer of data. For example, the European Union General Data Protection Regulation, or GDPR, came into force in May 2018 and contains numerous requirements and changes from existing EU law, including more robust obligations on data processors and data controllers and heavier documentation requirements for data protection compliance programs. Specifically, the GDPR introduced numerous privacy-related changes for companies operating in the European Union, including greater control over personal data by data subjects (e.g., the “right to be forgotten”), increased data portability for EU consumers, data breach notification requirements and increased fines. In particular, under the GDPR, fines of up to €20 million or up to 4% of the annual global revenue of the noncompliant company, whichever is greater, could be imposed for violations of certain of the GDPR’s requirements. The GDPR requirements apply not only to third-party transactions, but also to transfers of information between us and our subsidiaries, including employee information.
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
Additionally, following the result of a referendum in 2016, the United Kingdom left the European Union on January 31, 2020, commonly referred to as Brexit. Pursuant to the formal withdrawal arrangements agreed between the United Kingdom and the European Union, the United Kingdom will be subject to a transition period until December 31, 2020, or the Transition Period, during which European Union rules will continue to apply in the United Kingdom. While the Data Protection Act of 2018, which “implements” and complements the GDPR has achieved Royal Assent on May 23, 2018 and is now effective in the United Kingdom, it is still unclear whether transfer of data from the European Economic Area, or EEA, to the United Kingdom will remain lawful under GDPR following the expiry of the Transition Period. Beginning in 2021, the United Kingdom will be a “third country” under the GDPR. We may incur liabilities, expenses, costs, and other operational losses under GDPR after the Transition Period and applicable EU Member States and the United Kingdom privacy laws in connection with any measures we take to comply with them.
Additionally, California enacted legislation that has been dubbed the first “GDPR-like” law in the United States. Known as the California Consumer Privacy Act, or CCPA, it creates new individual privacy rights for consumers (as that word is broadly defined in the law) and places increased privacy and security obligations on entities handling personal data of consumers or households. The CCPA went into effect on January 1, 2020 and requires covered companies to provide new disclosures to California consumers, provide such consumers new ways to opt-out of certain sales of personal information, and allow for a new private right of action for data breaches. Despite amendments and multiple revisions of draft regulations (which have now been finalized), it remains unclear how the CCPA will be interpreted, but as currently written, the CCPA could impact our business activities depending on how it is interpreted.
Recent legal developments in Europe have created further complexity and uncertainty regarding transfers of personal data from the European Union and United Kingdom to the United States. On July 16, 2020, the Court of Justice of the European Union, or CJEU, invalidated the E.U.-U.S. Privacy Shield Framework, or Privacy Shield, under which personal data could be transferred from the European Union and United Kingdom to United States entities who had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism, and potential alternative to the Privacy Shield), it made clear that reliance on them alone may not necessarily be sufficient in all circumstances. Use of the standard contractual clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals and additional measures and/or contractual provisions may need to be put in place, however, the nature of these additional measures is currently uncertain. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the standard contractual clauses cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.

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
Disruptions in telecommunications, systems, or internet infrastructure could damage our reputation and harm our ability to deliver services to our clients, which could result in client dissatisfaction and a loss of business and related reduction of our revenue. We may not be able to consistently maintain active voice and data communications between our various global operations and with our clients due to disruptions in telecommunication networks and power supply, or system failures. Any significant failure in our ability to communicate could result in a disruption in business, which could hinder our performance and our ability to complete projects on time. Such failure to perform on client contracts could have a material adverse effect on our revenue, business, results of operations and financial condition and the market price of our ADSs.
Due to the ongoing COVID-19 pandemic and the sustained associated restrictions on travel and public assembly in the locations where we operate, our workforce has transitioned from being based primarily in our offices or at client sites to working from their homes via internet based remote access. While we have taken steps to adjust our policies and practices to meet the challenges this presents, our operations face an increased risk from disruptions in telecommunications, systems or internet infrastructure notably at employee residences. Furthermore, as our workforce has transitioned to working from their residences via an internet based remote access, we face an increased risk of cyber-attacks.
Cyber-attacks or other information or security breaches, whether directed at us or at third parties, may result in a material loss or have material consequences. Furthermore, the public perception that a cyber-attack on our systems has been successful, whether or not this perception is correct, may damage our reputation with customers and third parties with whom we do business. Unauthorized access to or disclosure of personal information, in particular, could cause serious reputational harm and regulatory penalties with a material impact. A successful penetration or circumvention of system security could cause us serious negative consequences, including loss of customers and business opportunities, significant disruption to our operations and business, misappropriation or destruction of our confidential information and/or that of our customers, or damage to our or our customers’ and/or third parties’ computers or systems. It could also result in a violation of applicable privacy and other laws; increased litigation exposure; regulatory fines, penalties or intervention; loss of confidence in our security measures; reputational damage; reimbursement or other compensatory costs; and additional compliance costs, and therefore could materially adversely affect our revenue, results of operations, business and prospects.
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
Certain of our clients require solutions that ensure security given the nature of the content being distributed and associated applicable regulatory requirements. In particular, our U.S. healthcare industry clients may rely on our solutions to protect information in compliance with the requirements of the Health Insurance Portability and Accountability Act of 1996, the 2009 Health Information Technology for Economic and Clinical Health Act, the Final Omnibus Rule of January 25, 2013, and related regulations, which are collectively referred to as HIPAA, and which impose privacy and data security standards that protect individually identifiable health information by limiting the uses and disclosures of individually identifiable health information and requiring that certain privacy and data security standards be implemented to protect this information. As a “business associate” to “covered entities” that are subject to HIPAA, such as certain healthcare providers, health plans and healthcare clearinghouses, we also have our own compliance obligations directly under HIPAA and pursuant to the business associate agreements that we are required to enter into with our clients that are HIPAA-covered entities and any vendors we engage that access, use, transmit or store individually identifiable health information in connection with our business operations. Further, various states have implemented similar privacy laws and regulations that impose restrictive requirements regulating the use and disclosure of health information and other personally identifiable information. These laws and regulations are not necessarily preempted by HIPAA, particularly if a state affords greater protection to individuals than HIPAA. Where state laws are more protective, we have to comply with the stricter provisions. In addition to fines and penalties imposed upon violators, some of these state laws also afford private rights of action to individuals who believe their personal information has been misused.
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
Our contracts generally require, and our clients typically expect, that we will assign to them all intellectual property rights associated with the deliverables that we create in connection with our engagements. In order to assign these rights to our clients, we must ensure that our employees and contractors validly assign to us all intellectual property rights that they have in such deliverables. Our policy is to require employees and independent contractors to sign assignment of intellectual property agreements with us upon commencement of employment or engagement, but there can be no assurance that we will be able to enforce our rights under such agreements. Given that we operate in a variety of jurisdictions with different and evolving legal regimes, particularly in Central Europe and Latin America, we face increased uncertainty regarding whether such agreements will be found to be valid and enforceable by competent courts and whether we will be able to avail ourselves of the remedies provided for by applicable law.
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
We rely on software and hardware from various third parties to deliver our services and solutions, as well as hosted SaaS applications from third parties. If any of these software, hardware or SaaS applications become unavailable due to extended outages, interruptions, cyber-attacks or because they are no longer available on commercially reasonable terms, it could result in delays in the provisioning of our services until equivalent technology is either developed by us, or, if available, is identified, obtained and integrated, which could increase our expenses or otherwise harm our business. In addition, any errors or defects in or failures of this third-party software, hardware or SaaS applications could result in errors or defects in or failures of our services and solutions, which could harm our business and be costly to correct. Many of these providers attempt to impose limitations on their liability for such errors, defects or failures, and if enforceable, we may have additional liability to our clients or third-party providers that could harm our reputation and increase our operating costs.

We incorporate third-party open source software into our client deliverables and our failure to comply with the terms of the underlying open source software licenses could adversely impact our clients and create potential liability.
We use open source software extensively in the solutions that we build for our clients and our client deliverables often contain software licensed by third parties under so-called “open source” licenses, including the GNU General Public License, or GPL, the GNU Lesser General Public License, or LGPL, the BSD License, the Apache License and others.. Any piece of third-party software, whether proprietary or open source, can contain security flaws which in some cases can result in security vulnerabilities in the applications utilizing them. Though we employ strategies to actively manage our software supply chain for open source software and attempt to minimize these risks,, there is no guarantee that these steps will be effective or successful. Any vulnerability in an application that we build for a client could be exploited to subvert the security controls in the system and allow a data breach or other security problem. Such an occurrence could have a material adverse impact our reputation, client relationship, financial condition or prospects.
In addition, from time to time, there have been claims against companies that distribute or use open source software in their products and services, asserting that such open source software infringes the claimants’ intellectual property rights. Our clients could be subject to suits by third parties claiming that what we believe to be licensed open source software infringes such third parties’ intellectual property rights, and we are generally required to indemnify our clients against such claims. Use of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. In addition, certain open source licenses require that source code for software programs that are subject to the license be made available to the public and that any modifications or derivative works to such open source software continue to be licensed under the same terms.
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
Additionally, the ability of our employees to work at our clients’ facilities has been adversely affected by the COVID-19 pandemic. Due to government restrictions and our own precautions, our employees are generally no longer able to work at our clients’ facilities, and their ability to do so for an indeterminate future period will be limited due to ongoing safety precautions, including social distancing and travel restrictions. We may face delays in completing projects, decreased productivity or increased difficulties in delivering for our clients for so long as our employees are unable to work at our clients’ offices.
To the extent our employees and contractors are able to work at our clients’ facilities, we may incur risks relating to our employees and contractors’ presence at our clients’ facilities, including, but not limited to: claims of misconduct, negligence or intentional malfeasance on the part of our employees. Some or all of these claims may lead to litigation and these matters may cause us to incur negative publicity with respect to these alleged problems. It is not possible to predict the outcome of these lawsuits or any other proceeding, and our insurance may not cover all claims that may be asserted against us.
Our business is subject to the risks of geo-political actions, including natural disasters, war and terrorism and public health pandemics.
A significant natural disaster, such as an earthquake, fire or a flood, a catastrophic event, such as a significant power outage, or a public health pandemic, such as COVID-19, could have a material adverse impact on our business, operating results and financial condition. In the event we are hindered by any of the events discussed above, our ability to provide our services to clients could be delayed. Additionally, a natural disaster, catastrophic event or public health epidemic could cause us or our customers to suspend all or a portion of their operations for a significant period of time, result in a permanent loss of resources, or require the relocation of personnel and material to alternate facilities that may not be available or adequate. Such an event could also cause an indirect economic impact on our customers, which could impact our customers’ purchasing decisions and reduce demand for our products and services.
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
All of the aforementioned risks may be exacerbated if our disaster recovery plan proves to be inadequate. To the extent that any of the above results in delayed or reduced sales or increases our cost of sales, our business, financial condition and results of operations could be adversely affected.

Any debt we incur may affect our ability to operate our business and secure additional financing in the future.
In October 2019, we entered into a new Multicurrency Revolving Facility Agreement, or the Facility Agreement, with HSBC Bank plc as agent, or the Agent, HSBC UK Bank plc, DNB (UK) Limited, Keybank National Association and Silicon Valley Bank as mandated lead arrangers, bookrunners and original lenders, or the Mandated Lead Arrangers and the Original Lenders. The Multicurrency Revolving Credit Facility is an unsecured revolving credit facility in the amount of £200 million with an initial period of three years, and it replaces the existing £50 million secured facility with HSBC UK Bank Plc. The Facility Agreement also provides for an uncommitted accordion option for up to an aggregate of £75 million in additional borrowing. The Facility Agreement remains undrawn; however, we may draw down from the Facility in the future.
The Facility Agreement requires us, and any debt instruments we may enter into in the future may require us, to comply with various covenants that limit our ability to, among other things:

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
We believe that our current cash balances, cash flow from operations and credit facilities should be sufficient to meet our anticipated cash needs for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities, draw down on our revolving credit facility or obtain another credit facility. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including investors' perception of, and demand for, securities of IT services companies, conditions in the capital markets in which we may seek to raise funds, our future results of operations and financial condition, and general economic and political conditions, all of which may be heightened due to the ongoing COIVD-19 pandemnic. Financing may not be available in amounts or on terms acceptable to us, or at all, and could limit our ability to grow our business and develop or enhance our service offerings to respond to market demand or competitive challenges.
We have significant fixed costs related to lease facilities and may incur additional expense as we adapt our facilities in response to the COVID-19 pandemic.
We have made and continue to make significant contractual commitments related to our leased facilities. The total lease related expense (net of any related gains and income) included in our financial statements for the 2020 fiscal year was £9.8 million, and we are contractually committed to £12.1 million in such lease expenses for the 2021 fiscal year. These expenses will have a significant impact on our fixed costs, and if we are unable to grow our business and revenue proportionately, our operating results may be negatively affected.
As we continue to adapt to the changes caused by the ongoing COVID-19 pandemic and take necessary safety precautions to ensure a safe and healthy work environment, we may face increased costs to adapt our offices to mitigate the risk of our employees being diagnosed with COVID-19, including office cleaning costs and ensuring we have enough space to maintain appropriate social distancing.
Additionally, we have moved our workforce to a remote working regime in response to the COVID-19 pandemic, and may continue to maintain such a regime even as social distancing restrictions are loosened. Therefore, we may require less office space than we currently have under our leases. This could require us to renegotiate some of our leases to match a reduced need for office space, which may in turn lead to disputes with existing landlords. This process could be costly and time consuming, and we cannot guarantee that any new leases would be on the same or better terms as our current lease arrangements.
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
We provide technology services that are integral to our clients’ businesses. If we were to default in the provision of any contractually agreed-upon services, our clients could suffer significant damages and make claims against us for those damages. We currently carry errors and omissions liability coverage in an amount we consider appropriate for all of the services we provide. To the extent client damages are deemed recoverable against us in amounts substantially in excess of our insurance coverage, or if our claims for insurance coverage are denied by our insurance carriers for any reason, including reasons beyond our control, there could be a material adverse effect on our revenue, business, results of operations and financial condition.
Risks Related to Our International Operations
The United Kingdom’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.
Following the result of a referendum in 2016, the United Kingdom left the European Union on January 31, 2020 (commonly referred to as Brexit). Pursuant to the formal withdrawal arrangements agreed between the United Kingdom and the European Union, the United Kingdom will be subject to a transition period until December 31, 2020, or the Transition Period, during which EU rules will continue to apply in the United Kingdom. During the Transition Period, negotiations between the United Kingdom and the European Union are expected to continue in relation to the future customs and trading relationship between the United Kingdom and the European Union following the expiry of the Transition Period. Under the formal withdrawal arrangements between the United Kingdom and the European Union, the parties had until June 30, 2020 to agree to extend the Transition Period if required. No such extension was agreed prior to such date. No agreement has yet been reached between the United Kingdom. and the European Union and it may be the case that no formal customs and trading agreement will be reached prior to the expiry of the Transition Period on December 31, 2020.
Our principal executive offices are located in the United Kingdom. The lack of clarity over which EU laws and regulations will continue to be implemented in the United Kingdom after the expiry of the Transition Period (including financial laws and regulations, tax and free trade agreements, intellectual property rights, data protection laws, supply chain logistics, environmental, health and safety laws and regulations, immigration laws and employment laws) may negatively impact foreign direct investment in the United Kingdom., increase costs, depress economic activity and restrict access to capital.
The uncertainty concerning the United Kingdom’s legal, political and economic relationship with the European Union after the expiry of the Transition Period may be a source of instability in the international markets, create significant currency fluctuations, and/or otherwise adversely affect trading agreements or similar cross-border cooperation arrangements (whether economic, tax, fiscal, legal, regulatory or otherwise) after the Transition Period. For example, depending on the terms of the United Kingdom’s withdrawal from the European Union after the Transition Period, the United Kingdom. could lose the benefits of global trade agreements negotiated by the European Union on behalf of its members, which may result in increased trade barriers that could make our doing business in the European Union and the EEA more difficult.
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
If the United Kingdom and the European Union are unable to negotiate acceptable withdrawal terms or if other EU Member States pursue withdrawal, barrier-free access between the United Kingdom and other EU Member States or among the EEA overall could be diminished or eliminated. The long-term effects of Brexit will depend on any agreements (or lack thereof) between the United Kingdom and the European Union and, in particular, any arrangements for the United Kingdom to retain access to EU markets after the Transition Period.
Such a withdrawal from the European Union is unprecedented, and it is unclear how the United Kingdom’s access to the European single market for goods, capital, services and labor within the European Union, or single market, and the wider commercial, legal and regulatory environment, will impact our U.K. operations and customers. Our U.K. operations service customers in the United Kingdom as well as in other countries in the European Union and EEA, and these operations could be disrupted by Brexit, particularly if there is a change in the United Kingdom’s long-term relationship to the single market. Additionally, there could be new restrictions on travel and immigration that result from Brexit following the Transition Period that could impair the ability of our employees to travel as necessary in connection with their duties to us or obtain required immigration authorizations to work for us. The occurrence of any such event could subject us to additional costs and impair our ability to complete projects for our clients, which could adversely affect our business, operating results and financial condition.
Fluctuations in currency exchange rates and increased inflation could materially adversely affect our financial condition and results of operations.
We have operations in a number of countries, including Argentina, Austria, Australia, Bulgaria, Colombia, Denmark, Germany, Ireland, North Macedonia, Moldova, the Netherlands, Romania, Serbia, Singapore, the United Kingdom, the United States, Uruguay and Venezuela, and we serve clients across Europe and North America. As part of our acquisition of CDS on August 17, 2020, we acquired new operations in Austria, Bosnia and Herzegovina, Germany, Ireland, Serbia, Slovenia and the United States. As a result of the international scope of our operations, fluctuations in exchange rates, particularly between the British Pound, our reporting currency, and the Euro and U.S. dollar, may adversely affect us. Currency fluctuations related to Brexit and the COVID-19 pandemic had a significant impact on our financial results for the fiscal year ended June 30, 2020. In the fiscal year ended June 30, 2020, 42.9% of our sales were denominated in the British Pound, 29.4% of our sales were denominated in U.S. dollars, 26.1% were denominated in Euros and the balance were in other currencies. Conversely, during the same time period, 74.3% of our expenses were denominated in Euros (or in currencies that largely follow the Euro, including the RON) or U.S. dollars. As a result, strengthening of the Euro or U.S. dollar relative to the British Pound presents the most significant risk to us. Any significant fluctuations in currency exchange rates may have a material impact on our business.
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
We derive a significant portion of our revenue from clients located in Europe and the United States. The technology services industry is particularly sensitive to the economic environment, and tends to decline during general economic downturns. While the potential economic impact and the duration of the COVID-19 pandemic may be difficult to fully assess or predict, it has resulted in significant economic uncertainty and disruption. If the U.S. or European economies continue to weaken or slow or there is a global economic slowdown, pricing for our services may be depressed and our clients may reduce or postpone their technology spending significantly, which may, in turn, lower the demand for our services and negatively affect our revenue and profitability. A weak or declining economy could also cause our customers to delay making payments for our services. Additionally, any weakening or failure of banking institutions or banking systems, which could be caused by a weakening or slowdown of the U.S., European or global economies, could adversely impact our business, operating results and financial condition and negatively impact our ability to receive and make payments. Brexit and the resulting economic uncertainty could also adversely impact our operating results unless and until economic conditions in Europe improve and the prospect of national debt defaults in Europe decline. To the extent that these adverse economic conditions continued or worsened, they would likely have a negative effect on our business. If we are unable to successfully anticipate changing economic and political conditions affecting the markets in which we operate, we may be unable to effectively plan for or respond to those changes, and our results of operations could be adversely affected.
Our international operations involve risks that could increase our expenses, adversely affect our results of operations and require increased time and attention from our management.
As of June 30, 2020, we had 6,624 employees (including directors), approximately 50.8% of whom work in nearshore delivery centers in European Union countries. We have operations in a number of countries, including Argentina, Austria, Australia, Bulgaria, Colombia, Denmark, Germany, Ireland, North Macedonia, Moldova, the Netherlands, Romania, Serbia, Singapore, the United Kingdom, the United States, Uruguay and Venezuela, and we serve clients across Europe and North America. As part of our acquisition of CDS on August 17, 2020, we acquired new operations in Austria, Bosnia and Herzegovina, Germany, Ireland, Serbia, Slovenia and the United States. As a result, we may be subject to risks inherently associated with international operations. Our global operations expose us to numerous and sometimes conflicting legal, tax and regulatory requirements, and violations or unfavorable interpretation by the respective authorities of these regulations could harm our business. Risks associated with international operations include difficulties in enforcing contractual rights, potential difficulties in collecting accounts receivable, the burdens of complying with a wide variety of foreign laws, repatriation of earnings or capital and the risk of asset seizures by foreign governments. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations. Such companies may have long-standing or well-established relationships with desired clients, which may put us at a competitive disadvantage. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. Our international expansion plans may not be successful and we may not be able to compete effectively in other countries. These factors could impede the success of our international expansion plans and limit our ability to compete effectively in other countries. Additionally, addressing the operational and other challenges posed by our international operations will require significant time and attention from management, which may divert management's attention from other important matters.
Our business, results of operations and financial condition may be adversely affected by the various conflicting legal and regulatory requirements imposed on us by the countries where we operate.
Since we maintain operations and provide services to clients throughout the world, we are subject to numerous, and sometimes conflicting, legal requirements on matters as diverse as import/export controls, content requirements, trade restrictions, tariffs, taxation, sanctions, government affairs, anti-bribery, whistle blowing, internal and disclosure control obligations, data protection and privacy, labor relations and COVID-19 related regulations and restrictions. Our failure to comply with these regulations in the conduct of our business could result in fines, penalties, criminal sanctions against us or our officers, disgorgement of profits, prohibitions on doing business, unfavorable publicity, adverse impact on our reputation and allegations by our clients that we have not performed our contractual obligations. Due to the varying degree of development of the legal systems of the countries in which we operate, local laws might be insufficient to defend us and preserve our rights.
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

Litigation or legal proceedings could expose us to significant liabilities and have a negative impact on our reputation or business.
From time to time, we may be party to various claims and litigation proceedings. We evaluate these claims and litigation proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we may establish reserves, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. Actual outcomes or losses may differ materially from our assessments and estimates. We are not currently party to any material litigation.
Even when not merited, the defense of these lawsuits may divert our management’s attention, and we may incur significant expenses in defending these lawsuits. The results of litigation and other legal proceedings are inherently uncertain, and adverse judgments or settlements in some of these legal disputes may result in adverse monetary damages, penalties or injunctive relief against us, which could have a material adverse effect on our financial position, cash flows or results of operations. Any claims or litigation, even if fully indemnified or insured, could damage our reputation and make it more difficult to compete effectively or to obtain adequate insurance in the future.
Furthermore, while we maintain insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions as well as caps on amounts recoverable. Even if we believe a claim is covered by insurance, insurers may dispute our entitlement to recovery for a variety of potential reasons, which may affect the timing and, if the insurers prevail, the amount of our recovery.
Changes and uncertainties in the tax system in the countries in which we have operations, could materially adversely affect our financial condition and results of operations.
We conduct business globally and file income tax returns in multiple jurisdictions. Our consolidated effective income tax rate could be materially adversely affected by several factors, including: changing tax laws, regulations and treaties, or the interpretation thereof; tax policy initiatives and reforms under consideration (such as those related to the Organization for Economic Co-Operation and Development’s, or OECD, Base Erosion and Profit Shifting, or BEPS, Project, BEPS 2.0, the European Commission’s state aid investigations and other initiatives); the practices of tax authorities in jurisdictions in which we operate; the cancellation of or alteration to relevant tax incentive regimes; the resolution of issues arising from tax audits or examinations and any related interest or penalties. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid.
In particular, there have been significant changes to the taxation systems in Central European countries and also in Argentina and the United States in recent years as the authorities have gradually replaced or introduced new legislation regulating the application of major taxes such as corporate income tax, VAT, corporate property tax, personal income taxes and payroll taxes. In addition, if the United Kingdom is unable to agree to an exit deal with the European Union that includes exemption of withholding tax on dividends between U.K. and E.U. resident group members, profits recognized by us in Romania may become subject to a 5% withholding tax on distributions to us.
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
There may be adverse tax and employment law consequences if the independent contractor status of some of our personnel or the exempt status of our employees is successfully challenged.
We retain certain of our workforce as independent contractors, which has increased due to our recent acquisitions, and the determination of whether an individual is considered an independent contractor or an employee typically varies by jurisdiction and depends on the interpretation of the applicable laws. If there is a change in law or regulation, such as the changes to the rules often referred to as “IR35” or the “off-payroll working rules” in the United

Kingdom that are due to apply from April 2021, or a government authority or court makes a determination with respect to the requirements for being an independent contractor that differs from our approach either generally or specifically against an independent contractor who works for us, then we could incur significant costs. These could include increased employee benefits costs as well as withholding and other taxes, and could apply to previous periods. Furthermore, any such change in law or regulation or government or court determination could negatively impact how we structure our business and who we hire, which along with any increase in our costs, could materially adversely affect our business, financial condition and results of operations and increase the difficulty in attracting and retaining personnel.
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
Risks Related to Our ADSs and the Trading of Our ADSs
We have identified material weaknesses in our disclosure controls and internal controls over financial reporting. If we fail to remediate the material weaknesses and maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired, and the trading price of our ADSs may be negatively impacted.
As a public company, we are required, pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the fiscal year ended June 30, 2020. This assessment is required to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Effective July 1, 2020, we are no longer an “emerging growth company,” as defined in the JOBS Act. As a result, we are also required to have our independent registered public accounting firm issue an opinion on the effectiveness of our internal control over financial reporting on an annual basis.
As disclosed in Item 15, for the fiscal year ended June 30, 2020, we identified material weaknesses in internal controls related to (i) effective risk assessment processes, (ii) training and knowledge of the COSO 2013 Framework and (iii) information technology general controls (ITGCs), policies and procedures. While we are actively engaged in implementing remedial measures, we cannot assure you that these measures will be effective. We also cannot assure you that there will not be additional material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any additional or sustained failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to remediate the material weaknesses or to conclude in the future that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have additional material weaknesses in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our ADSs could decline, and we could be subject to sanctions or investigations by the New York Stock Exchange, the SEC or other regulatory authorities. Failure to remedy any material weaknesses in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets. For details of the controls, material weaknesses and our remediation plan, see the section of this annual report entitled “Item 15. Controls and Procedures-A.-Disclosure Controls and Procedures.”
Our share price may be volatile or may decline regardless of our operating performance.
The trading price of our ADSs has fluctuated, and is likely to continue to fluctuate. The trading price of our ADSs depends on a number of factors, many of which are beyond our control and may not be related to our operating performance, including:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	variance in our financial performance from expectations of securities analysts;

•	changes in the prices of our services;

•	changes in our projected operating and actual financial results;

•	changes in laws or regulations applicable to our business;

•	announcements by us or our competitors of significant business developments, acquisitions or new offerings;

•	our involvement in any litigation;

•	our sale of our ADSs or other securities in the future;

•	changes in senior management or key personnel;

•	the trading volume of our ADSs;

•	changes in the anticipated future size and growth rate of our market;

•	natural disasters, pandemics, including the ongoing COVID-19 pandemic, acts of terrorism and other events beyond our control; and

•	general economic, regulatory, political and market conditions.
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
Our articles of association provides for various selling restrictions, including that (i) each holder of Class B ordinary shares may not dispose of (a) more than 40% of the Class B ordinary shares held by such holder as of July 26, 2018 in the three-year period following July 26, 2018 (including by conversion to Class A ordinary shares) and (b) more than 60% of the Class B ordinary shares held by such holder as of July 26, 2018 in the five-year period following July 26, 2018 (including by conversion to Class A ordinary shares), and (ii) each holder of Class C ordinary shares may not dispose of more than 25% of the Class C ordinary shares held by such holder as of July 26, 2018 in the 18-month period following July 26, 2018 (including by conversion to Class A ordinary shares). As of June 30, 2020, we had 39,731,004 outstanding ordinary shares, which were not subject to lock-ups or selling restrictions. As of January 26, 2020, all of the selling restrictions on our Class C ordinary shares had lapsed, and on July 26, 2020, all of our Class C ordinary shares automatically converted to Class A ordinary shares. Accordingly, as of August 15, 2020, we had 34,082,461 outstanding ordinary shares, which were not subject to lock-ups or selling restrictions.
In addition, as of June 30, 2020 there were outstanding 2,950,068 Class A ordinary shares issuable by us upon exercise of outstanding share options or the vesting of restricted share units, or RSUs. We have registered all of the

ADSs representing Class A ordinary shares issuable upon exercise of outstanding options or the vesting of RSUs, and upon exercise of settlement of any options or other equity incentives we may grant in the future, for public resale under the Securities Act. Accordingly, these shares will be able to be freely sold in the public market upon issuance as permitted by any applicable vesting requirements, subject to restrictions on sales of our shares by affiliates.
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
On July 6, 2018, we re-registered as a public limited company incorporated in England and Wales. Our place of central management and control was at that time, and remains in, the United Kingdom for the purposes of the Takeover Code. Accordingly, we are currently subject to the Takeover Code and, as a result, our shareholders are entitled to the benefit of the various protections provided under the Takeover Code. The Takeover Code provides a framework within which takeovers of companies are regulated and conducted. If, at the time of a takeover offer, the Takeover Panel determines that we do not have our place of central management and control in the United Kingdom, then the Takeover Code would not apply to us and our shareholders would not be entitled to the benefit of the various protections that the Takeover Code affords. In particular, the rules regarding mandatory takeover bids described below would not apply. The following is a brief summary of some of the most important rules of the Takeover Code:

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
The dual class structure of our ordinary shares has the effect of concentrating voting control for the foreseeable future, which will limit your ability to influence corporate matters.
Our Class B ordinary shares have 10 votes per share, and our Class A ordinary shares, which are the shares underlying the ADSs have one vote per share. Given the greater number of votes per share attributed to our Class B ordinary shares, holders of Class B ordinary shares collectively beneficially hold shares representing approximately 86.4% of the voting rights of our outstanding share capital as of August 15, 2020. Further, John Cotterell, our Chief Executive Officer, beneficially holds Class B ordinary shares representing approximately 39.8% of the voting rights of our outstanding share capital as of August 15, 2020. Consequently, Mr. Cotterell will continue to be able to have a significant influence on corporate matters submitted to a vote of shareholders. Notwithstanding this concentration of control, we do not currently qualify as a “controlled company” under New York Stock Exchange listing rules.
This concentrated control will limit your ability to influence corporate matters for the foreseeable future. This concentrated control could also discourage a potential investor from acquiring our ADSs due to the limited voting power of the Class A ordinary shares underlying the ADSs relative to the Class B ordinary shares and might harm the market price of our ADSs. In addition, Mr. Cotterell has the ability to control the management and major strategic investments of our company as a result of his position as our Chief Executive Officer. As a member of our board of directors, Mr. Cotterell owes statutory and fiduciary duties to us and must act in good faith and in a manner that he considers would be most likely to promote the success of our company for the benefit of our shareholders as a whole. As a shareholder, Mr. Cotterell is entitled to vote his shares in his own interests, which may not always be in the interests of our shareholders generally. For a description of our dual class structure, see “Description of Share Capital and Articles of Association.”
Future transfers by other holders of Class B ordinary shares will generally result in those shares converting on a one-to-one basis to Class A ordinary shares, subject to limited exceptions, such as certain transfers effected for estate planning purposes. The conversion of our Class B ordinary shares into Class A ordinary shares will have the effect, over time, of increasing the relative voting power of those holders of Class B ordinary shares who retain their shares in the long-term.

We cannot predict the impact our dual class share structure may have on our ADS price or our business.
We cannot predict whether our dual class share structure, combined with the concentrated control of our shareholders who held our ordinary shares prior to the completion of our initial public offering, including our executive officers, employees and directors and their affiliates, will result in a lower or more volatile market price of our ADSs or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indexes. In July 2017, FTSE Russell announced that it plans to require new constituents of its indexes to have greater than 5% of the company's voting rights in the hands of public shareholders, and S&P Dow Jones announced that it will no longer admit companies with multiple-class share structures to certain of its indexes. Because of our dual class structure, we will likely be excluded from these indexes and we cannot assure you that other stock indexes will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make our ADSs less attractive to other investors. As a result, the market price of our ADSs could be adversely affected.
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
As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer when such status is assessed as of December 31, 2020 (the end of our second fiscal quarter), which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of July 1, 2021. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(1) a majority of our executive officers or directors cannot be U.S. citizens or residents, (2) more than 50 percent of our assets must be located outside the United States and (3) our business must be administered principally outside the United States. If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers and will require that we prepare our financial statements in accordance with U.S. Generally Accepted Accounting Principles. We may also be required to make changes in our corporate governance practices in accordance with various SEC and rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer will be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly.
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
The legal and commercial name of our company is Endava plc. We were originally incorporated in February 2006 as Endava Limited, a private company with limited liability and indefinite life under the laws of England and Wales. In July 2018, we completed a corporate reorganization, pursuant to which all of our shareholders were required to elect to exchange each of the existing ordinary shares in the capital of Endava Limited held by them for the same number of Class B ordinary shares or Class C ordinary shares; provided, that the Endava Limited Guernsey Employee Benefit Trust, or the EBT, exchanged all existing ordinary shares held by it for the same number of Class A ordinary shares. Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to ten votes per share. On July 26, 2020, all of our Class C ordinary shares automatically converted to Class A ordinary shares.
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

Our website address is www.endava.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this Annual Report on Form 20-F, and you should not consider information on our website to be part of this Annual Report on Form 20-F. The Securities and Exchange Commission, or SEC, maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as Endava, that file electronically with the Securities and Exchange Commission.
Our capital expenditures for the years ended June 30, 2020, 2019 and 2018 amounted to £9.7 million, £7.3 million and £5.4 million, respectively. These capital expenditures were related primarily to purchases of property and equipment for our delivery centers and software licenses in Romania, Bulgaria, Moldova, North Macedonia, Serbia and Latin America. We expect our capital expenditures to increase in absolute terms in the near term as we continue to grow our operations. We anticipate our capital expenditures in fiscal 2021 to be financed from cash generated from operations and our cash and cash equivalents. We will continue investing technology services in Europe, Latin America and the United States.
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
Waves of technological change are disrupting the nature of competition in every industry. New technologies have enabled the growth and success of companies that leverage these technologies in every aspect of their businesses, or digital native companies, allowing them to be nimble, innovative, data driven and focused on user experience, often through an Agile development approach. Technology has also increased customer expectations, giving customers the ability to choose not only the products and services that they want, but also where, when and how they want them delivered. Incumbent enterprises must undertake digital transformation of their businesses by leveraging technology in order to meet ever-evolving customer expectations and compete with digital native disruptors. According to International Data Corporation, or IDC, the worldwide market for digital transformation services is expected to grow at a compound annual growth rate of 15.3% through 2023 from approximately $451 billion in 2019.
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
We reimagine the relationship between people and technology and help our clients become digital, experience-driven businesses by assisting them in their journey from idea generation to development and deployment of products, platforms and solutions. Our expertise spans the entire ideation-to-production spectrum. We create value for our clients through creation of Product and Technology Strategies, Intelligent Digital Experiences, and World Class Engineering,

delivered through our 24 capabilities, grouped into four key areas: Define, Design, Build and Run & Evolve. We accelerate our clients’ ability to take advantage of new business models and market opportunities by ideating and delivering dynamic platforms and intelligent digital experiences that are designed to fuel rapid, ongoing transformation of our customer’s businesses. By leveraging next-generation technologies, our agile, multi-disciplinary teams provide a combination of Product & Technology Strategies, Intelligent Experiences, and World Class Engineering to help our clients become more engaging, responsive, and efficient.
At the core of our approach is our proprietary Distributed Enterprise Agile scaling framework, known as The Endava Agile Scaling framework, or TEAS. TEAS utilizes common Agile scaling frameworks, but enhances them by balancing the requirements of delivering both quality and speed-to-market, helping our clients release higher-quality products to market faster, respond better to market changes and incorporate customer and user feedback through rapid releases and product iterations. Our deep familiarity with technologies developed over the last decade including mobile connectivity, social media, automation, big data analytics and cloud delivery, as well as next-generation technologies such as Internet of Things, or IoT, artificial intelligence, machine learning, augmented reality, virtual reality and blockchain, allows us to help our clients transform their businesses.
We locate our nearshore delivery centers in countries that not only have abundant IT talent pools, but also offer us an opportunity to be a preferred employer. We provide services from our nearshore delivery centers, located in two European Union countries (Romania and Bulgaria), three other Central European countries (Moldova, North Macedonia, and Serbia), and four countries in Latin America (Argentina, Colombia, Uruguay and Venezuela). We have close-to-client offices in five Western European countries (Denmark, Germany, Ireland, the Netherlands and the United Kingdom) and in the United States. As part of our acquisition of CDS on August 17, 2020, we acquired new nearshore delivery centers in Bosnia and Herzegovina and Slovenia, an additional delivery center in Serbia and additional close-to-client offices in Germany, Ireland and the United States, as well as, a sales office in Austria. As of June 30, 2020, we had 6,624 employees (including directors), approximately 50.8% of whom work in nearshore delivery centers in European Union countries. We provide Endavans with training to develop their technical and soft skills, in an environment where they are continually challenged and given opportunities to grow as professionals, and with tools and resources to innovate.
As of June 30, 2020, we had 416 active clients, which we define as clients who paid us for services over the preceding 12-month period. We have achieved significant growth in recent periods. For the fiscal years ended June 30, 2020, 2019 and 2018, our revenue was £351.0 million, £287.9 million and £217.6 million, respectively, representing a compound annual growth rate of 27.0% over the three year period. We generated 44.3%, 45.0% and 45.3% of our revenue for the three fiscal years ended June 30, 2020, 2019 and 2018, respectively, from clients located in the United Kingdom; we generated 24.5%, 27.5% and 33.7%, of our revenue in each of those fiscal years, respectively, from clients located in Europe; we generated 2.7% of our revenue for the fiscal year ended June 30, 2020 from clients located in Rest of World (RoW), while in the fiscal years ending June 30, 2019 and 2018 the revenue generated from RoW was immaterial; and we generated 28.5% , 27.5%, 21.0% of our revenue for the fiscal years ended June 30, 2020, 2019 and 2018 from clients located in North America. Our revenue growth rate at constant currency, which is a measure that is not calculated and presented in accordance with IFRS, for the fiscal years ended June 30, 2020, 2019 and 2018 was 21.0%, 31.1% and 37.2%, respectively. Over the last five fiscal years, 89.4% of our revenue, on average, each fiscal year came from clients who purchased services from us during the prior fiscal year. Our profit before taxes was £25.3 million, £30.1 million and £24.7 million, for the fiscal years ended June 30, 2020, 2019 and 2018, respectively, and our profit before taxes as a percentage of revenue was 7.2%, 10.5% and 11.3%, respectively, for the same periods. Our adjusted profit before taxes margin, or Adjusted PBT Margin, which is a measure that is not calculated and presented in accordance with IFRS, was 19.5%, 18.0% and 15.4%, respectively, for the fiscal years ended June 30, 2020, 2019 and 2018. See notes 1 and 6 in the section of this Annual Report on Form 20-F titled “Selected Financial Data – Non-IFRS Measures and Other Management Metrics” for a reconciliation of revenue growth rate at constant currency revenue growth rate and for a reconciliation of Adjusted PBT to profit before taxes, respectively, the most directly comparable financial measures calculated and presented in accordance with IFRS.

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
Significant Technology Innovation
Technology has gone through significant evolution in the last decade and this trend is expected to continue. The use of mobile connectivity, social media, automation, big data analytics and cloud delivery have become integral to business execution and emerging trends and technologies, including IoT, artificial intelligence, machine learning, augmented reality, virtual reality and blockchain, hold the potential to significantly reshape industries. Because each new generation of technology builds on and advances the technology that came before it, the pace of technological innovation will continue to accelerate, increasing the pace at which enterprises will need to transform.
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
Our Opportunity
According to IDC, the worldwide market for digital transformation services is expected to grow at a compound annual growth rate of of 15.3% through 2023, from $451 billion in 2019. IDC defines digital transformation as the continuous process by which enterprises adapt to or drive disruptive changes in their customers and markets by leveraging digital competencies to innovate new business models, products and services that seamlessly blend digital and physical and business and customer experiences while improving operational efficiencies and organizational performance. Broadly, our target market is defined within categories, identified by IDC, of spending as business services, IT services, Infrastructure-as-a-Service, applications, application development and deployment, personal devices, system infrastructure software and other next-generation software, services, and materials, such as augmented reality, virtual reality, IoT, 3D printing, next-generation security and robotics.

The Endava Approach
We are a leading next-generation technology services provider and help accelerate disruption by delivering rapid evolution to enterprises. We aid our clients in finding new ways to interact with their customers and users, enabling them to become more engaging, responsive and efficient. Using Distributed Enterprise Agile at scale, we collaborate with our clients, seamlessly integrating with their teams, catalyzing ideation and delivering robust solutions. Our approach to ideation comprises an empathy for user needs, curiosity, creativity and a deep understanding of technologies. From proof of concept, to prototype, to production, we use our engineering expertise to deliver enterprise platforms capable of handling millions of transactions per day. Our people synthesize creativity, technology and delivery at scale in multi-disciplinary teams, enabling us to support our clients from ideation to production. We offer our clients capabilities in four key areas, which we refer to as: Define, Design, Build and Run & Evolve. The multiplicative impact of different combinations of these capabilities across the delivery of strategies, experiences, and engineering allows us rapidly to create real transformation for our clients.
Our Competitive Strengths
We have distinguished ourselves as a leader in next-generation technology services by leveraging the following competitive strengths:
Ideation through Production
We help our clients become digital, experience-driven businesses by assisting them in their journey from idea generation to development and deployment of products, platforms and solutions. By providing user-centric digital strategies and engineering skills, we enable our clients to become more engaging, responsive and efficient in delivering products and services to their customers and users. We collaborate with our clients, understand their changing technology needs and seamlessly integrate with their teams to develop long-term embedded relationships and drive value. Our expertise spans the entire ideation-to-production spectrum. We create value for our clients through creation of Product and Technology Strategies, Intelligent Digital Experiences, and World Class Engineering, delivered through our 24 capabilities, grouped into four key areas: Define, Design, Build and Run & Evolve.
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
Employer of Choice in Regions with Deep Pools of Talent
We strive to be one of the leading employers of IT professionals in the regions in which we operate. We provide services from our nearshore delivery centers, located in two European Union countries (Romania and Bulgaria), three other Central European countries (Moldova, North Macedonia and Serbia), and four countries in Latin America (Argentina, Colombia, Uruguay and Venezuela). We have close-to-client offices in five Western European countries (Denmark, Germany, Ireland, the Netherlands and the United Kingdom), and in the United States. As part of our acquisition of CDS on August 17, 2020, we acquired new nearshore delivery centers in Bosnia and Herzegovina and Slovenia, an additional delivery center in Serbia and additional close-to-client offices in Germany, Ireland and the United States, as well as, a sales office in Austria. We locate our nearshore delivery centers in countries that not only have abundant IT talent pools, but also offer us an opportunity to be a preferred employer. As of June 30, 2020, we had 6,624 employees (including directors), approximately 50.8% of whom work in nearshore delivery centers in European Union countries. We locate our nearshore delivery centers in countries that not only have abundant IT talent pools, but also offer us an opportunity to be a preferred employer. For example, a majority of our employees are located in Romania, where we have been identified as a top employer for each of the last five years.
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
Founder Led, Experienced and Motivated Management Team.
Our management team, led by John Cotterell, our founder and chief executive officer, has significant experience in the global technology and services industries. Since our founding in 2000, we have expanded from a single office serving clients principally located in the city of London to a global enterprise serving clients across Europe and North America from nearshore delivery centers located in Central Europe and Latin America. We believe that we have a strong partnership culture. Our most senior 63 employees have an average tenure at Endava of 10 years, which we believe evidences the success of our approach. Additionally, our management team focuses on mentoring our IT professionals at all levels to develop the next generation of leadership.

Our Strategy
We are focused on continuing to distinguish ourselves as a leader in next-generation technology services. The key elements of our strategy include:
Expand Relationships with Existing Clients
We are focused on continuing to expand our relationships with existing clients by helping them solve new problems and become more engaging, responsive and efficient. We have a demonstrated track record of expanding our work with clients after an initial engagement. Our ten largest clients together contributed 38.1% and 37.7% of our total revenue in the last two fiscal years, respectively, and the number of clients that have a minimum annual spend of at least £1.0 million has grown from 63 to 65 over the same time period. Expansion of our relationships with existing active clients will remain a key strategy going forward as we continue to leverage our deep domain expertise and knowledge of emerging technology trends in order to drive incremental growth for our business.
Establish New Client Relationships
We believe that we have a significant opportunity to add new clients. We have established ourselves as a leader in delivering end-to-end ideation-to-production services in the Financial Services and Payments and TMT verticals. Clients in the Payments and Financial Services vertical contributed to 52.8%, 52.9% and 56.8% of our total revenue in the 2020, 2019 and 2018 fiscal years, respectively. Clients in the TMT vertical contributed 25.7%, 27.4% and 28.1%, of our total revenue in the 2020, 2019 and 2018 fiscal years, respectively. Clients in our Other vertical contributed 21.5%, 19.7% and 15.1%, of our total revenue in the 2020, 2019 and 2018 fiscal years, respectively. We believe that we continue to have a significant untapped opportunity in these sectors and we plan to leverage this experience to expand our vertical reach. As waves of technological change sweep across industries and increasingly facilitate seamless integration of different aspects of customers and users lives, we believe our experience working within our core client base will also be of particular value in expanding our vertical reach. For example, as customers increasingly demand a frictionless and consistent buying experience and the payments and retail sectors converge, we believe our deep expertise in developing payment systems and e-commerce platforms will allow us to grow our base of retail clients. Similarly, we believe that our expertise in data analytics and augmented and virtual reality will be increasingly relevant in the healthcare industry as technology continues to reshape the practice and provision of medicine. We are also focused on the consumer products, logistics and professional services verticals as key areas for potential growth.
We are likewise focused on geographic expansion, particularly in North America. In the 2020 fiscal year, approximately 28.5% of our revenue came from clients in North America. With our acquisition of Velocity Partners, we increased our sales presence in the United States and added nearshore delivery capacity in Latin America, which we believe will allow us to further penetrate the North American market. In addition, we plan to evaluate other growth markets, including countries in the Asia Pacific region, to expand our client footprint.
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
Expand Scale in Nearshore Delivery
We believe that our proprietary Distributed Enterprise Agile at scale framework requires that we have teams based in locations with similar time zones to those of our clients since our delivery teams are in constant dialogue and interaction with our clients. We focus on being an employer of choice for IT professionals in the regions in which we operate, which include countries with deep and largely untapped creative and engineering talent pools, and on being an employer of choice in local markets. As we continue to expand our relationships with existing clients and attract new clients, we plan to expand our teams at existing delivery centers and open new delivery centers in nearshore locations with an abundance of technical talent.
Selectively Pursue “Tuck-In” Acquisitions
We plan to selectively pursue “tuck-in” acquisitions. Our focus is on augmenting our core capabilities to enhance our expertise in new technologies and verticals and increase our geographic reach, while preserving our corporate culture and sustainably managing our growth. Consistent with these goals, we have completed six acquisitions in the past five fiscal years, all of which have enabled us to accelerate core strategic goals. For example, our acquisition of CDS in 2020 increased our nearshore delivery centers in the Adriatic region and our client base in Europe. Our acquisition of Exozet in December 2019 increased our close-to-client German speaking talent and expanded our credentials in immersive experiences, media management and the automotive and broadcasting sectors. Our acquisition of Intuitus in November 2019 strengthened our digital due diligence and other technology advisory services to private equity clients. Our acquisition of Velocity Partners in 2017 increased our North American client base and added nearshore delivery centers in Latin America.
We have a demonstrated track record of successfully identifying, acquiring and integrating complementary business and plan to leverage this experience as we pursue “tuck-in” acquisitions that help accelerate our strategy.
Our Capabilities
We reimagine the relationship between people and technology.
We accelerate our clients’ ability to take advantage of new business models and market opportunities by ideating and delivering dynamic platforms and intelligent digital experiences that are designed to fuel rapid, ongoing transformation of their businesses.
By leveraging next-generation technologies, our agile, multi-disciplinary teams provide a combination of Product & Technology Strategies, Intelligent Experiences and World-Class Engineering to help our clients become more engaging, responsive, and efficient.
We offer our clients capabilities in four key areas, as depicted below. The multiplicative impact of different combinations of these capabilities across the delivery of strategies, experiences and engineering, allows us rapidly to create real transformation for our clients.

PRODUCT & TECHNOLOGY STRATEGIES
BUSINESS ANALYSIS
DATA & ANALYTICS
DIGITAL PRODUCT STRATEGY
DEFINE
PE DIGITAL & IT ADVISORY
PROGRAMME MANAGEMENT
TECHNOLOGY STRATEGY
AGILE APPLICATIONS MGMT
CLOUD INFRASTRUCTURE
DEVSECOPS
SERVICE DELIVERY
SMART DESK
TELEMETRY & MONITORING
RUN & EVOLVE
ARCHITECTURE
EXTENDED REALITY
MACHINE LEARNING & AI
PRODUCT DESIGN
USER EXPERIENCE DESIGN
VISUAL DESIGN
DESIGN
endava
WORLD-CLASS ENGINEERING
INTELLIGENT EXPERIENCES
AUTOMATED TESTING
CLOUD NATIVE SOFTWARE ENG.
CONTINUOUS DELIVERY
BUILD
DISTRIBUTED AGILE DELIVERY
INTELLIGENT AUTOMATION
SECURE DEVELOPMENT

DEFINE
Private Equity and Corporate Transaction Advisory
The constantly evolving technology landscape means that both private equity and corporate buyers need to understand if the technology operations of the company being acquired are capable of enabling the buyer’s investment thesis. The Endava Private Equity Group, or PEG, provides technology and digital advisory services in all sectors including Financial Services, Healthcare, Manufacturing, Retail and Consumer, Business and Support Services, and TMT, supporting the full transaction lifecycle.
Technology Strategy
The Endava Technology Strategy capability provides expertise and deep experience in helping clients with complex decision-making process through thorough diagnosis and delivery of executable IT strategies.
Business Analysis
Business Analysis is a dedicated discipline within the Endava organization. We support complex projects by acting as the mediator between the business and the technology teams. We distinguish ourselves through an understanding of our clients’ domains. We have business domain expertise in Payments, Financial Services, Asset and Wealth Management, Insurance, Telecommunications, and Digital Media.
Program Management
We help our clients achieve transformational change by providing expertise in structuring and executing successful change programs and end-to-end delivery throughout the transformation lifecycle. We work with our clients to create the right environment for change, including effective sponsorship, governance and agile ways of working.
Digital Product Strategy
Our Digital Product Strategy services help clients turn their early ideas and business challenges into prototypes and market-ready products. Our objective is to ensure that we are always building the right product, focusing our efforts on capabilities that create the maximum value for the business and the best experience for their users. We help clients with their market positioning and differentiation.
Data & Analytics
We assist organizations in identifying, defining, and embedding the collaborative Data and Analytics that enhance both their productivity and profitability through the power of traditional Business Intelligence, Data Warehousing, Big Data platforms, Analytics and Visualization, or implementation of Data Governance underpinned by Data Strategy.
DESIGN
Architecture
Technology systems must rapidly modernize and evolve to meet these challenges, and architecture is a key enabler to accomplish this by achieving alignment, simplification, and key qualities such as security, scalability, and resilience.
Extended Reality
Extended Reality (XR) covers the spectrum of spatial media from Virtual Reality (VR) to Augmented Reality (AR). Understanding the power of fully immersive interactions, we leverage our expertise in experience design, human factors engineering, advanced 3D technology platforms, and integrations with input and visualization hardware to conceive, design, build, and deliver both the virtual and augmented experiences of the future.
Machine Learning & Artificial Intelligence
Machine Learning & Artificial Intelligence are an emerging strategic area for Endava. In the last several years, Endava has enhanced its capability through Internal Data Lab & R&D exercises, prototypes and POC development. We have applied our expertise in a variety of domains such as healthcare, banking, payments processing, and private equity.
Product Design
At its core, Product Design at Endava translates established product strategies into their requisite design components to create innovative customer experiences and new business capabilities.
User Experience Design
Endava believes in a user-centered approach, which demands continuous user research, interviews, prototyping, testing, and iteration to understand and empathize with users throughout their journeys properly. Beyond the product launch, we believe a regular cadence of measuring, hypothesizing, designing, and deploying to improve KPIs continuously adds value to our clients.
Visual Design
We use visual design to create meaningful experiences. We use building blocks, such as symbols, typography, color scheme, iconography, illustration style, visuals, animations, motion design, photography style, sound design, messaging, and tone of voice, to execute on complex objectives through imagery, film, 3D graphics, and language.
BUILD
Automated Testing
Endava uses agile techniques to include test automation as a standard part of development. We integrate test automation and performance frameworks into the continuous integration/continuous delivery pipeline, so that tests are executed as soon as there is a code drop, providing immediate feedback, reducing project delays, and improving time to market.

Cloud Native Software Engineering
We can deliver data platforms, real-time or batch data lakes, and enterprise reporting solutions, or use native machine learning on all major cloud providers, as we are technology-agnostic and offer guidance for choosing the right technology stack depending on the client's business objectives.
Continuous Delivery
Some of the areas we continuously improve include architecting for continuous delivery and automating almost anything, including pipelines with automatic quality gates, deploys, configuration, data migration, automation testing at the right level, infrastructure, and monitoring.
Distributed Agile Delivery
Endava has been successfully delivering large agile development projects for many years, Distributed Agile Delivery refers to the service through which we do scale agile development with scrum teams that are distributed in several locations, sometimes including client teams.
Collaboration technology such as distributed source code management, continuous integration, continuous delivery tools, wikis, video conferencing, and chat platforms all help our high-performance distributed teams be more effective.
Intelligent Automation
We are delivering Intelligent Automation, employing both more traditional techniques like robotic process automation and cutting-edge ones centered around cognitive computing elements like machine learning, natural language understanding and processing and computer vision.
Secure Development
We build security thinking into our secure development lifecycle by investing in our people, tools, and processes, so that these systems are secure by design. This involves cultivating a security-oriented mindset in all team members and ensuring security awareness and focus throughout the software development lifecycle, additionally integrating this thinking with DevOps ways of working to deliver practical DevSecOps where appropriate.
RUN & EVOLVE
Agile Applications Management
This capability focuses on optimizing and improving the value of our client's application estate by mitigating risk and increasing quality and reliability of their applications by keeping the client’s estate up to the latest market standards and enhancing it with new features. We help our clients run their businesses by improving agility, driving continuous improvement and reducing time to market.
Cloud Infrastructure
Our capabilities include cloud migrations and hybrid solutions, and we support our customers in all stages of migration and adoption, from defining business goals and strategy through discovery and delivery into managed cloud operations.
DevSecOps
Complementing Endava’s commitment to an Agile delivery, our teams also adopt a DevOps approach to continuous and cross-functional collaboration between Development and Operations specialists.
Service Delivery
Operational IT ecosystems require services to be designed in a way that enables them to adapt and scale to business demands while meeting assurances and reliability expectations. We do this by understanding the service needs and interactions of the operational teams and recommending and managing industry best practice standards, policies, tools and grades of service.
Smart Desk
The purpose of the Endava Smart Desk is to provide a single point of contact, or SPOC, to all end users through a unified communications hub that ensures appropriate support in a timely manner. This includes the coordination of all End User Services, third parties and internal support teams for an excellent customer experience and seamless collaboration between all customer suppliers.
Telemetry & Monitoring
The purpose of IT infrastructure and application monitoring is to actively diagnose performance and accessibility problems across the entire infrastructure before an outage occurs.
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
We provide services out of nearshore delivery centers located in two European Union countries (Romania and Bulgaria), three other Central European countries (Moldova, North Macedonia and Serbia), and four countries in Latin America (Argentina, Colombia, Uruguay and Venezuela). We have close-to-client offices in five Western European countries (Denmark, Germany, Ireland, the Netherlands and the United Kingdom) and the United States. As part of our acquisition of CDS on August 17, 2020, we acquired new nearshore delivery centers in Bosnia and Herzegovina and Slovenia, an additional delivery center in Serbia and additional close-to-client offices in Germany, Ireland and the United States, as well as, a sales office in Austria. We locate our nearshore delivery centers in countries that not only have abundant IT talent pools, but also offer us an opportunity to be a preferred employer. As of June 30, 2020, we had 6,624 employees (including directors), approximately 50.8% of whom work in nearshore delivery centers in European Union countries.
Our nearshore delivery model was first established in Central Europe in order to efficiently deliver our solutions to European clients. Our primary delivery centers are located in Romania, where we employed approximately 2,830 employees involved with delivery of our services as of June 30, 2020. As of June 30, 2020, we had 1,048 such employees located in Cluj-Napoca, the second largest city in Romania and 869 such employees located in Bucharest, the capital of Romania. We believe Romania is an ideal location to source IT delivery talent due to its educational infrastructure, large multi-lingual population, advanced technological infrastructure and flexible labor regulation. According to Eurostat, Romania had the highest share of engineers in the European Union in 2014. According to the June 2012 Eurobarometer report, approximately 31% of Romania’s population speaks English. As of June 30, 2020, we also had approximately 1,939 IT professionals across our locations in Bulgaria, North Macedonia, Moldova and Serbia, which are countries that we believe offer many of the same benefits as Romania. To serve our North American clients, we had approximately 823 employees involved with delivery of our services across our seven Latin American delivery centers as of June 30, 2020, the majority of which are located in Argentina (328 employees) and Colombia (398 employees). We believe that the Latin American region as a whole has an abundant talent pool of individuals skilled in IT.
Employees at our close-to-client locations include our sales teams, as well as account management and other client-facing employees, which helps maintain quality and consistency in collaboration with our nearshore delivery teams.
In addition, we are highly focused on the security of our clients’ data and are certified to ISO 27001 standards.
Our Clients
As of June 30, 2020 we had 416 active clients, which we define as clients who spent money with us over the preceding 12-month period. Our clients are primarily enterprises based in the United Kingdom, European Union and United States. Our clients principally operate in the Financial Services and Payments and Technology, Media and Telecommunications verticals. We are also focused on growing our client base in other verticals, such as the consumer products, healthcare, logistics and retail verticals.
During the fiscal years ended June 30, 2020, 2019 and 2018, our 10 largest clients based on revenue accounted for 38.1%, 37.7% and 41.5%, of total revenue, respectively. Our largest client for the fiscal years ended June 30, 2020, 2019 and 2018, Worldpay (UK) Limited, or, together with Worldpay Group Limited and its consolidated subsidiaries, Worldpay, accounted for 10.8% of our revenue in the fiscal year ended June 30, 2018 and less than 10% of our revenue in each of the years ended June 30, 2020 and 2019.
We are focused on building deep, long-term relationships with our clients, which often begin with a discrete project and develop into larger engagements. We target clients to whom we believe we can demonstrate our deep understanding of technological trends and our capability to provide end-to-end ideation-to-production services.
Some of our representative clients by vertical include Beazley, Rabobank, RSA, Jupiter, Pollinate and Worldpay in Payment & Financial Services; Adobe, Backbase, Poly in Technology, Media and Telecommunications; and Maersk and BBC in Other.
Sales and Marketing
Our sales and marketing strategy is focused on driving revenue growth from existing and new clients. We run a single, highly integrated sales and marketing organization that comprises strategy, solutions and offers, marketing, lead generation, sales and account teams. As of June 30, 2020, we had 104 employees on our sales and marketing team located across our offices.

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
We announced the launch of an Integrated IT Due Diligence Product with Bain & Company in November 2019. With this extended and flexible IT due diligence offering, we address three core areas of current market need: a solid IT and Core technology assessment, a future-back assessment of digital readiness and a robust assessment of the value creation plan through the tech enablers.
We have received various awards, including being:

•
the recipient of the ANIS Project of the Year award in 2020, along with Pollinate for cutting-edge, bank-grade digital solution which allows Banks to reimagine acquiring and value-added services for SMEs.

•	A 5 Star “World Class” certification by the Service Desk Institute (SDI) in 2019.

•	featured in the London Stock Exchange Group’s 1000 Companies to Inspire Britain 2019 report, which celebrates the fastest-growing and most dynamic enterprises in the United Kingdom.

•	winner of “Brand of the Year” award at the 5th edition of the annual Romanian Business Services Forum & Awards.

•	winner of the “Outsourcing Project of the Year” with BT Pay - the first mobile wallet launched by a Romanian Bank, at the 2019 ANIS Gala

•	recognized by the Best of the Global Outsourcing 100®, a celebratory list of the best companies in the last 10 years, presented by IAOP.

•	recognized by the Financial Times Future 100 UK, list honoring fast growing British companies that are making an impact, either on society or their industry.

•	ranked 22nd in the Sunday Times HSBC International Track 200;
•named as the Company of the Year at the 2018 ANIS Romania awards gala;
•ranked as one of the top 3 U.K. technical agencies in 2017, according to Econsultancy;
•ranked as one of the top 13 U.K. agencies in digital income in each of 2015, 2016 and 2017, according to Econsultancy;
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
Facilities
Our corporate headquarters are located at 125 Broad Street, London EC2N 1AR, United Kingdom, where we lease approximately 1,000 square meters of office space. We provide services from delivery centers located in Argentina, Bulgaria, Colombia, North Macedonia, Moldova, Romania, Serbia, Uruguay and Venezuela and have additional offices in Austria, Denmark, Germany, the Netherlands and the United States. We lease all of our facilities. We believe that our current facilities are suitable and adequate to meet our current needs and for the foreseeable future. Our delivery centers and offices as of June 30, 2020 are shown in the table below:

Location	Type/Use	Approximate Size(square meters)
Central Europe:
Cluj, Romania	Delivery center	11,562
Bucharest, Romania	Delivery center	10,707
Chisinau, Moldova	Delivery center	10,607
Belgrade, Serbia	Delivery center	6,346
Iasi, Romania	Delivery center	5,901
Sofia, Bulgaria	Delivery center	4,461
Skopje, North Macedonia	Delivery center	3,189
Timisoara, Romania	Delivery center	1,426
Pitesti, Romania	Delivery center	851
Brasov, Romania	Delivery center	580
Targu Mures, Romania	Delivery center	573
Western and Northern Europe:
Berlin, Germany	Office premises	2,035
London, United Kingdom	Office premises	1,033
Frankfurt, Germany	Office premises	551
Hilversum, Netherlands	Office premises	296
Edinburgh, United Kingdom	Office premises	286
Denmark, Copenhagen	Office premises	64
Vienna, Austria	Office premises	9
Latin America:
Medellin, Colombia	Delivery center	5,909
Bogota, Colombia	Delivery center	3,815
Rosario, Argentina	Delivery center	1,939
Caracas, Venezuela	Delivery center	929
Rio Negro, Uruguay	Delivery center	563
Buenos Aires, Argentina	Delivery center	515
Colonia, Uruguay	Delivery center	452
Parana, Argentina	Delivery center	302
North America:
New Jersey, USA	Office premises	749
New York, USA	Office premises	478
Washington, USA	Office premises	397
Texas, USA	Office premises	200
California, USA	Office premises	100
Our People
As of June 30, 2020, 2019 and 2018, we had 6,624, 5,754 and 4,819 employees (including directors), respectively. We have collective bargaining agreements with our employees in Romania. We believe our employee relations are good and we have not experienced any work stoppages. We vet our employees in accordance with the BS7858 screening standards.

At each date shown, we had the following employees (including directors), broken out by department and geography:

	As of June 30,
	2020	2019	2018
Employees (including directors) by function:
Employees Involved in Delivery of Our Services	5,969	5,197	4,368
Selling, General and Administrative	655	557	451
Total	6,624	5,754	4,819

Employees (including directors) by geography	Fiscal Year Ended June 30,
	2020	2019	2018
Western Europe(1)	448	254	232
Central Europe - EU Countries	3,368	3,062	2,578
Sub-total: EU Countries (Western & Central Europe)	3,816	3,316	2,810
Central Europe - Non-EU Countries	1,810	1,583	1,279
Latin America	895	780	665
North America	103	75	65
Total	6,624	5,754	4,819
(1) The increase from 2019 to 2020 in Western Europe headcount includes 25 employees in the United Kingdom acquired in connection with our acquisition of Intuitus in November 2019 and 156 employees in Germany and Austria acquired in connection with our acquisition of Exozet in December 2019.
As a result of our acquisition of CDS on August 17, 2020 our headcount increased by 509 employees.
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
C. Organizational Structure.
The following diagram illustrates our current corporate structure:

Endava plc
UK Holding Company
Endava ApS
Danish Subsidiary
Intuitus Limited
UK Subsidiary
Endava (Ireland) Ltd
Irish Subsidiary
Endava Inc.
US Subsidiary
Endava S.A.S
Colombian Subsidiary
Endava DOOEL Skopje
Macedonian Subsidiary
Endava GmbH
German Subsidiary
Endava D.O.O Beograd
Serbian Subsidiary
ICS Endava SRL
Moldovan Subsidiary
Endava Romania SRL
Romanian Subsidiary
Endava (UK) Ltd
UK Subsidiary
99.8%
0.2%
Endava LLC
US Subsidiary
Endava Berlin GmbH
German Subsidiary
Exozet Neue Medienproduktion Wien GmbH
Austrian Subsidiary
Comtrade CDS, digitalne storitve, d.o.o.
Slovenian Subsidiary
Comtrade Digital Services d.o.o. Beograd
Serbian Subsidiary
Endava Australia Pty Ltd
Australian Subsidiary
Endava (Managed Services) Ltd
UK Subsidiary
Endava Singapore Pte. Ltd
Singaporean Subsidiary
Endava Holding B.V.
Netherlands Subsidiary
Endava Holdings Inc.
US Subsidiary
Endava Nearshore Ventures LLC
US Subsidiary
99.9996%
0.0004%
Endava Vnz S.C.A
Venezuelan Subsidiary
99%
5.11%
1%
94.89%
Endava Argentina SRL
Argentinian Subsidiary
Endava Colombia S.A.S.
Colombian Subsidiary
Endava Uruguay S.R.L.
Uruguayan Subsidiary
Comtrade Digital Services Ltd.
Irish Subsidiary
Comtrade USA West Inc.
US Subsidiary
Comtrade GmbH
Austrian Subsidiary
Comtrade Software Solutions GmbH
German Subsidiary
Comtrade d.o.o. Sarajevo
Bosnian and Herzegovinian Subsidiary
Comtrade d.o.o. Banja Luka
Bosnian and Herzegovinian Subsidiary
Endava B.V.
Netherlands Subsidiary
Endava EOOD
Bulgarian Subsidiary

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
Since our founding in 2000, we have expanded from a single office serving clients principally located in the city of London to a global enterprise serving clients across Europe and North America from nearshore delivery centers located in Central Europe and Latin America. We provide services from our nearshore delivery centers, located in two European Union countries (Romania and Bulgaria), three other Central European countries (Moldova, North Macedonia, and Serbia), and four countries in Latin America (Argentina, Colombia, Uruguay and Venezuela). We have close-to-client offices in five Western European countries (Denmark, Germany, Ireland, the Netherlands and the United Kingdom), and in the United States. As part of our acquisition of CDS on August 17, 2020, we acquired new nearshore delivery centers in Bosnia and Herzegovina and Slovenia, an additional delivery center in Serbia and additional close-to-client offices in Germany, Ireland and the United States, as well as, a sales office in Austria. As of June 30, 2020, we had 6,624 employees (including directors), approximately 50.8% of whom work in nearshore delivery centers in European Union countries. As of June 30, 2020, 2019 and 2018, we had 6,624, 5,754 and 4,819 employees (including directors), respectively. The breakdown of our employees (including directors) by geography is as follows for the periods presented:

Employees (including directors) by geography	Fiscal Year Ended June 30,
	2020	2019	2018
Western Europe(1)	448	254	232
Central Europe - EU Countries	3,368	3,062	2,578
Sub-total: EU Countries (Western & Central Europe)	3,816	3,316	2,810
Central Europe - Non-EU Countries	1,810	1,583	1,279
Latin America	895	780	665
North America	103	75	65
Total	6,624	5,754	4,819
________________

(1)
The increase from 2019 to 2020 in Western Europe headcount includes 25 employees in the United Kingdom acquired in connection with our acquisition of Intuitus in November 2019 and 156 employees in Germany and Austria acquired in connection with our acquisition of Exozet in December 2019.

As a result of our acquisition of CDS on August 17, 2020 our headcount increased by 509 employees.
As of June 30, 2020, we had 416 active clients, which we define as clients who paid us for services over the preceding 12-month period. Our clients principally operate in the Payments and Financial Services vertical and Technology, Media & Telecommunications, or TMT, vertical. Worldpay was our largest client for each of the last three fiscal years, contributing less than 10% in both 2020 and 2019 and 10.8% in 2018. We served clients in the geographies and key industry verticals, which are Payments and Financial Services, TMT and Other, as follows for the periods presented (by revenue):

Revenue by geography	Fiscal Year Ended June 30,
	2020	2019	2018
	(in thousands)
North America	£100,089	£79,231	£45,600
Europe	85,882	79,186	73,442
United Kingdom	155,507	129,513	98,571
RoW(1)	9,472	—	—
Total	£350,950	£287,930	£217,613
(1) Rest of World (RoW) is a new geography highlighted in fiscal year ended June 30, 2020. In previous years, clients located in RoW were immaterial.

Revenue by industry vertical	Fiscal Year Ended June 30,
	2020	2019	2018
	(in thousands)
Payments and Financial Services	£185,175	£152,179	£123,675
TMT	90,255	78,888	61,095
Other	75,520	56,863	32,843
Total	£350,950	£287,930	£217,613
We have achieved significant growth in recent periods. For the fiscal years ended June 30, 2020, 2019 and 2018,our revenue was £351.0 million, £287.9 million and £217.6 million, respectively, representing a compound annual growth rate of 27.0% over the three fiscal year period. We generated 44.3%, 45.0%, 45.3% of our revenue for the fiscal years ended June 30, 2020, 2019 and 2018, respectively, from clients located in the United Kingdom; we generated 24.5%, 27.5% and 33.7% of our revenue in each of those fiscal years, respectively, from clients located in Europe; and we generated 28.5%, 27.5% and 21.0% of our revenue in each of those fiscal years, respectively, from clients located in North America. We generated 2.7% of our revenue for the fiscal year ended June 30, 2020 from clients located in Rest of World (RoW); in previous years the revenue generated from RoW was immaterial. Our revenue growth rate at constant currency, which is a measure that is not calculated and presented in accordance with International Financial Reporting Standards, or IFRS, for the fiscal years ended June 30, 2020, 2019 and 2018 was 21.0%, 31.1% and 37.2%, respectively. Over the last five fiscal years, 89.4% of our revenue, on average, each fiscal year came from clients who purchased services from us during the prior fiscal year.
Our profit before taxes was £25.3 million, £30.1 million and £24.7 million for the fiscal years ended June 30, 2020, 2019 and 2018, and our profit before taxes as a percentage of revenue was 7.2%, 10.5% and 11.3% respectively, for the same periods. During the year ended June 30, 2020 we incurred £27.9 million of costs in connection with our non-recurring, discretionary employee bonus. The EBT funded the bonus through sales of our Class A ordinary shares. As previously disclosed, the EBT, whose beneficiaries are our employees, was holding certain Class A ordinary shares for sale in the event it decided to fund a discretionary cash bonus to our employees. Excluding the discretionary EBT bonus, profit before taxes for the fiscal year ended June 30, 2020 was £53.0 million, and profit before taxes as a percentage of revenue, 15.1%. The discretionary EBT bonus, along with other items, is excluded when presenting adjusted profit before taxes.
Our adjusted profit before taxes margin, or Adjusted PBT Margin, which is a measure that is not calculated and presented in accordance with IFRS, was 19.5%, 18.0% and 15.4%, respectively, for the fiscal years ended June 30, 2020, 2019 and 2018. See notes 1 and 6 in the section of this Annual Report on Form 20-F titled “Selected Financial Data—Non-IFRS Measures and Other Management Metrics” for a reconciliation of revenue growth rate to revenue growth rate at constant currency and for a reconciliation of profit before taxes to Adjusted PBT, respectively, the most directly comparable financial measures calculated and presented in accordance with IFRS.
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

In November 2019, we acquired Intuitus. Located in Edinburgh, UK, the acquisition of Intuitus strengthened our digital due diligence and other technology advisory services to Private Equity clients. See note 15 to our consolidated financial statements appearing elsewhere in this Annual Report on Form 20-F for further information on our acquisition of Intuitus.
In December 2019, we acquired Exozet. Headquartered in Berlin, Germany, Exozet increased our close-to-client German speaking talent and expanded our credentials in immersive experiences, media management and the automotive and broadcasting sectors. See note 15 to our consolidated financial statements appearing elsewhere in this Annual Report on Form 20-F for further information on our acquisition of Exozet.
In August 2020, we completed the acquisition of CDS by acquiring the total issued share capital of Comtrade CDS, digitalne storitve, d.o.o., a company registered in Slovenia and Comtrade Digital Services d.o.o., a company registered in Serbia. The total consideration was €60 million payable in cash, which amount remains subject to post-closing adjustments based on the cash, debt and working capital of CDS as of the closing date. Ten percent of the purchase price will be held back for 24 months and be available to satisfy any warranty or indemnity claims.
Key Factors Affecting Our Performance
We believe that the key factors affecting our performance and results of operations include our ability to:
Expand Relationships with Existing Clients
We are focused on continuing to expand our relationships with existing clients by helping them solve new problems and become more engaging, responsive and efficient. We have a demonstrated track record of expanding our work with clients after an initial engagement. In the 2019 and 2020 fiscal years, the number of clients that have a minimum annual spend with us of at least £1.0 million has grown from 63 to 65, respectively and the average spend of our 10 largest clients was £10.9 million in the 2019 fiscal year and £13.4 million in the 2020 fiscal year. Our ability to increase sales to existing clients will depend on a number of factors, including the level of clients’ satisfaction with our services, changes in clients’ strategic priorities, changes in key client personnel or strategic transactions involving clients, pricing, competition and overall economic conditions.
Add New Clients across Industry Verticals and Geographies
As of June 30, 2020, 2019 and 2018, we had 416, 275 and 258 active clients, respectively. The increase in the number of active clients in the fiscal year 2020 includes 61 acquired in connection with the acquisition of Intuitus and 85 acquired in the connection with the acquisition of Exozet. We believe that we have a significant opportunity to add new clients in our existing core verticals and geographies, and to expand our client base to new verticals and geographies.
We have established ourselves as a leader in delivering end-to-end ideation-to-production services in the Payments and Financial Services and TMT verticals. Clients in the Payments and Financial Services vertical contributed to 52.8% and 52.9% of our total revenue in the 2020 and 2019 fiscal years, respectively. Clients in the TMT vertical contributed 25.7% and 27.4% of our total revenue in the 2020 and 2019 fiscal years, respectively. Clients in other verticals contributed 21.5% and 19.7% of our total revenue in the 2020 and 2019 fiscal years, respectively. We believe that we continue to have a significant untapped opportunity in these sectors and we plan to leverage this experience to expand our vertical reach.
Attract, Retain and Efficiently Utilize Talent
We believe that our people are our most important asset. We grew our average operational headcount by 14.9% in the 2020 fiscal year and 23.9% in the 2019 fiscal year. We provide Endavans with training to develop their technical and soft skills, in an environment where they are continually challenged and given opportunities to grow as professionals, and with tools and resources to innovate. However, there is significant competition for technology professionals in the geographic regions in which our delivery centers are located and we expect that such competition is likely to continue for the foreseeable future. Further, in order to maintain our gross margin, we must maintain favorable utilization rates among our existing IT professionals, which depends on our ability to integrate and train new employees, efficiently transition employees from completed projects to new assignments, forecast demand for our services, deploy employees with appropriate skills and seniority to projects and manage attrition rates.

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

	Fiscal Year Ended June 30,
	2020	2019	2018
	(pounds in thousands)
Revenue growth rate at constant currency	21.0%	31.1%	37.2%
Average number of employees involved in delivery of our services	5,633	4,902	3,957
Revenue concentration	38.1%	37.7%	41.5%
Number of large clients	65	63	46
Adjusted profit before taxes margin	19.5%	18.0%	15.4%
Adjusted free cash flow	£31,446	£29,806	£28,727
Revenue Growth Rate at Constant Currency
We monitor our revenue growth rate at constant currency. As the impact of foreign currency exchange rates is highly variable and difficult to predict, we believe revenue growth rate at constant currency allows us to better understand the underlying business trends and performance of our ongoing operations on a period-over-period basis. We calculate revenue growth rate at constant currency by translating revenue from entities reporting in foreign currencies into British Pounds using the comparable foreign currency exchange rates from the prior period. For example, the average rates in effect for the fiscal year ended June 30, 2019 were used to convert revenue for the fiscal year ended June 30, 2020 and the revenue for the comparable prior period ended June 30, 2019, rather than the actual exchange rates in effect during the respective period. Revenue growth rate at constant currency is not a measure calculated in accordance with IFRS. See note 1 in the section of this Annual Report on Form 20-F titled “Selected Financial Data—Non-IFRS Measures and Other Management Metrics” for a reconciliation of revenue growth rate at constant currency revenue growth rate, the most directly comparable measure calculated and presented in accordance with IFRS.
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
Adjusted Profit Before Taxes Margin
We monitor our adjusted profit before taxes margin, or Adjusted PBT Margin, to better understand our ability to manage operational costs, to evaluate our core operating performance and trends and to develop future operating plans. In particular, we believe that the exclusion of certain expenses in calculating Adjusted PBT Margin facilitates comparisons of our operating performance on a period-over-period basis. Our Adjusted PBT Margin is our Adjusted PBT as a percentage of our total revenue. Our Adjusted PBT, is our profit before taxes adjusted to exclude the impact of share-based compensation expense, discretionary EBT bonus, amortization of acquired intangible assets, realized and unrealized foreign currency exchange gains and losses, initial public offering expenses incurred, Sarbanes-Oxley compliance readiness expenses, net gain disposal of subsidiary, fair value movement of contingent consideration, secondary offering expenses incurred and stamp duty on transfer of shares. Share-based compensation expense, amortization of acquired intangible assets, unrealized foreign currency exchange gains and losses and fair value movement of contingent consideration are non-cash expenses. We do not consider these excluded items to be indicative of our core operating performance. Adjusted PBT Margin is not a measure calculated in accordance with IFRS. See note 5 in the section of this Annual Report on Form 20-F titled “Selected Financial Data—Non-IFRS Measures and Other Management Metrics” for a reconciliation of Adjusted PBT to profit before taxes, the most directly comparable financial measure calculated and presented in accordance with IFRS.
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

In the 2020, 2019 and 2018 fiscal years, our 10 largest clients contributed, in the aggregate, £133.8 million, or 38.1%, £108.7 million, or 37.7%, and £90.4 million, or 41.5%, of our total revenue, respectively. The following table shows the number of our clients by revenue on a trailing 12-month basis for the periods presented:

Revenue	Fiscal Year Ended June 30,
	2020	2019	2018
Over £5 Million	15	15	8
£2 - £5 Million	31	26	22
£1 - £2 Million	19	22	16
Less than £1 Million	351	212	212
Total(1)	416	275	258
(1)The increase in the number of active clients includes 61 acquired in connection with the acquisition of Intuitus and 85 acquired in the connection with the acquisition of Exozet.
Cost of Sales
Direct cost of sales consists primarily of personnel costs, including salary, bonuses, share-based compensation, benefits and travel expenses for our employees directly involved in delivery of our services, as well as software licenses and other costs that relate directly to the delivery of services. Included in the allocated cost of sales is the portion of depreciation and amortization expense attributable to the portion of our property and equipment and intangible assets utilized in the delivery of services to our clients. Our cost of sales is reported net of any income recognized from research and development credits and government grants arising from past or future operating activities where those activities are related directly to the delivery of services. We expect our cost of sales to remain relatively stable as a percentage of revenue.
In June 2013, we were awarded a grant of Romanian leu, or RON, 41.4 million (£7.94 million) from the Romanian Ministry of Finance for the creation of 500 new jobs in Romania between June 2013 and December 2015, subject to certain conditions, including continuing the newly created jobs for a five year period. To date, we have submitted claims and received £7.5 million under the grant, and there are no further claims to be submitted. Claims are subject to audit by the Romanian authorities and secured until the end of the five-year maintenance period by a letter of credit. We recognize the income from the grant over the five-year period we are required to maintain the positions as an offset to cost of sales. The receipt of a cash payment under the grant is recognized in the statement of cash flows as cash from a financing activity. To the extent the amount we received is greater or less than the amount recognized, the difference is recorded as working capital.
We are also eligible to receive credits from the United Kingdom taxing authorities for qualifying research and development expenditures on an annual basis. The credits are based on a fixed percentage (11% prior to December 31, 2017, 12% from January 1, 2018 to March 31, 2020, and 13% thereafter) of the cost of work that is directed and supervised from the United Kingdom and achieves an advance in technology that was uncertain at the outset of the work. We recognize the income from these credits as an offset to cost of sales. The receipt of credits is recognized in the statement of cash flows as cash from an operating activity.
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
Net Finance Income/(Expense)
Finance costs consist primarily of interest expense on borrowings and leases, running costs related to our revolving credit facility, unwinding of the discount on acquisition holdbacks and contingent consideration, losses on disposal of available-for-sale financial assets, dividends on preference shares classified as liabilities and reclassifications of amounts previously recognized in other comprehensive income. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method. Finance income consists of interest income on funds invested. Interest income is recognized as it accrues in profit or loss, using the effective interest method.
Net finance income/(expense) also reflects the net effect of realized and unrealized foreign currency exchange gains and losses.
Gain on Sale of Subsidiary
On June 1, 2019, Endava entered into an agreement to sell Endava Technology SRL, or the Captive, to Worldpay and to terminate the option and transfer agreement. On August 31, 2019 the transaction was completed and the employees of the Captive became employees of Worldpay.
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
Our effective tax rates differ from the statutory rate applicable to us primarily due to: differences between domestic and foreign jurisdiction tax rates; tax credits and non-taxable items; non-deductible share-based compensation expenses; and other non-deductible expenses. Changes in the geographic mix of revenue can also cause our overall effective tax rate to vary from period to period. Tax expense is recognized in profit or loss based on the sum of deferred tax and current tax not recognized in other comprehensive income or directly in equity
Critical Accounting Policies and Significant Judgments and Estimates
We prepare our consolidated financial statements in accordance with IFRS, which require us to make judgments, estimates and assumptions that affect the amounts reported in those financial statements and accompanying notes. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. These estimates and underlying assumptions are reviewed on an ongoing basis. Although we believe that the estimates we use are reasonable, due to the inherent uncertainty involved in making those estimates, actual results reported in future periods could differ from those estimates.
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
We perform valuations of assets acquired and liabilities assumed on each acquisition accounted for as a business combination and allocate the purchase price to the tangible and intangible assets acquired and liabilities assumed based on our best estimate of fair value. In making these determinations, we are required to make estimates and assumptions that affect the recorded amounts, including future revenue growth, client attrition rates, and discount rates impacting the valuation of client relationship intangible assets. To assist us in making these fair value determinations, we may engage third party valuation specialists.
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
Further detailed information in relation to business combinations is included in note 15 to the financial statements.
Recoverability of trade and other receivables
We initially recognize trade and other receivables at fair value, which is usually the original invoiced amount. They are subsequently carried at amortized cost using the effective interest method. The carrying amount of these balances approximates to fair value due to the short maturity of amounts receivable.
Trade receivables are non-interest bearing and are generally on 30 to 90 day terms depending on the geographical territory in which sales are generated. We know that certain debts due to us may not be paid through the default of a small number of our customers. Accordingly, we recognize an expected credit loss allowance, which is deducted from the gross carrying amount of the receivable. The allowance is calculated by reference to credit losses expected to be incurred over the lifetime of the receivable. In estimating a loss allowance we consider historical experience and forward-looking informed credit assessment relating to customer specific trends and conditions alongside other factors such as the current state of the economy and particular industry issues. We consider reasonable and supportable information that is relevant and available without undue cost or effort. Due to the global financial uncertainty arising from the COVID-19 pandemic, management has considered the elevated credit risk on trade receivables. In addition, certain balances (where there was an objective evidence of credit impairment) have been provided for on an individual basis.
Recent Accounting Pronouncements
See note 2 to our consolidated financial statements appearing elsewhere in this Annual Report on Form 20-F for a description of the application of new and revised international financial reporting standards.

Results of Operations
The following table sets forth our consolidated statements of comprehensive income data for the periods presented:

	Fiscal Year Ended June 30,
	2020	2019	2018
	(in thousands)
Consolidated Statements of Comprehensive Income Data:
Revenue	£350,950	£287,930	£217,613
Cost of sales:
Direct cost of sales(1)	(233,352)	(174,152)	(132,775)
Allocated cost of sales	(17,447)	(14,951)	(12,668)
Total Cost of sales	(250,799)	(189,103)	(145,443)
Gross profit	100,151	98,827	72,170
Selling, general and administrative expenses(1)	(78,279)	(65,857)	(46,737)
Operating profit	21,872	32,970	25,433
Net finance income/(expense)	1,169	(2,870)	(783)
Gain on sales of subsidiary	2,215	—	—
Profit before tax	25,256	30,100	24,650
Tax on profit on ordinary activities	(3,846)	(6,093)	(5,675)
Profit for the year and profit attributable to the equity holders of the Company	£21,410	£24,007	£18,975
________________

(1)	Includes share-based compensation expense as follows:

	Fiscal Year Ended June 30,
	2020	2019	2018
	(in thousands)
Direct cost of sales	£8,941	£5,724	£1,006
Selling, general and administrative expenses	6,722	6,298	499
Total	£15,663	£12,022	£1,505

The following table sets forth our consolidated statements of comprehensive income data expressed as a percentage of total revenue:

	Fiscal Year Ended June 30,
	2020	2019	2018
Consolidated Statements of Comprehensive Income Data:
Revenue	100%	100%	100%
Cost of sales:
Direct cost of sales	(66.5)%	(60.5)%	(61.0)%
Allocated cost of sales	(5.0)%	(5.2)%	(5.8)%
Total Cost of sales	(71.5)%	(65.7)%	(66.8)%
Gross profit	28.5%	34.3%	33.2%
Selling, general and administrative expenses	(22.3)%	(22.9)%	(21.5)%
Operating profit	6.2%	11.5%	11.7%
Net finance income/(expense)	0.3%	(1.0)%	(0.4)%
Gain on sale of subsidiary	0.6%	—%	—%
Profit before tax	7.2%	10.5%	11.3%
Tax on profit on ordinary activities	(1.1)%	(2.1)%	(2.6)%
Profit for the year and profit attributable to the equity holders of the Company	6.1%	8.3%	8.7%
Adoption of IFRS 16 Leases
Fiscal year 2020 is the first fiscal year in which the Group has prepared following adoption of IFRS 16 Leases. The application of IFRS 16 has resulted in a material gross up of the Consolidated Balance Sheet and a reclassification of charges previously booked to cost of sales and operating expenses to depreciation and interest expense. The impact on the Consolidated Statement of Comprehensive Income is not significant as included in the allocated cost of sales is the portion of depreciation and amortization expense attributable to the portion of our property and equipment and intangible assets utilized in the delivery of services to our clients, including depreciation of right-of-use assets. The net impact on profit before tax is immaterial and the approach to adopting the new standard has not required comparative information to be restated.
Comparison of the Years Ended June 30, 2020, 2019 and 2018
Revenue

	Year Ended June 30,			% Change
	2020	2019	2018	2020 vs. 2019	2019 vs. 2018
	(pounds in thousands)
Revenue	£350,950	£287,930	£217,613	21.9%	32.3%
2020 Compared to 2019. Revenue for 2020 was £351.0 million, an increase of £63.0 million, or 21.9%, over 2019. In constant currency terms, revenue grew by 21.0% over 2019. We achieved significant growth in revenue across all verticals. Revenue from clients in the Payments and Financial Services vertical increased by £33.0 million, or 21.7%, to £185.2 million in 2020 from £152.2 million in 2019. Revenue from clients in the TMT vertical increased by £11.4 million, or 14.4%, to £90.3 million in 2020 from £78.9 million in 2019. Revenue from clients in our Other vertical also grew significantly, increasing by £18.7 million, or 32.8%, to £75.5 million in 2020 from £56.9 million in 2019. The acquired operations of Intuitus contributed £3.4 million in 2020, particularly within our Other vertical and in the

United Kingdom. The acquired operations of Exozet contributed £8.0 million in 2020, particularly within our TMT vertical and in Europe. Revenue also grew across all geographies. Revenue from clients based in Europe increased by £6.7 million, or 8.5%, to £85.9 million in 2020 from £79.2 million in 2019. Revenue from clients based in the United Kingdom increased by £26.0 million, or 20.1%, to £155.5 million in 2020 from £129.5 million in 2019. Revenue from clients based in North America increased by £20.9 million, or 26.3%, to £100.1 million in 2020 from £79.2 million in 2019. We generated 2.7% of our revenue for the fiscal year ended June 30, 2020 from clients located in Rest of World (RoW), while in previous years the revenue generated from RoW was immaterial. Revenue from our top 10 clients in 2020 increased by £25.1 million, or 23.1%, to £133.8 million compared to £108.7 million in revenue from our top 10 clients in 2019.
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
Cost of Sales

	Year Ended June 30,			% Change
	2020	2019	2018	2020 vs. 2019	2019 vs. 2018
	(pounds in thousands)
Cost of sales
Direct cost of sales	£(233,352)	£(174,152)	£(132,775)	34.0%	31.2%
Allocated cost of sales	(17,447)	(14,951)	(12,668)	16.7%	18.0%
Total Cost of sales	(250,799)	(189,103)	(145,443)	32.6%	30.0%
Gross margin	28.5%	34.3%	33.2%
2020 Compared to 2019. Total cost of sales increased by £61.7 million, or 32.6%, in 2020 compared to 2019. The increase consisted of a £59.2 million increase in direct cost of sales, as a result of increased personnel costs, which reflected an increase in the average number of employees involved in delivery of our services from 4,902 in 2019 to 5,633 in 2020. Our growth in operational headcount consisted of new employees located in Western Europe, acquired in connection with the acquisition of Intuitus and Exozet, as well as continued organic growth in the number of employees at our existing delivery centers. Cost of sales also includes £25.4 million of costs incurred in connection with our non-recurring, discretionary EBT employee bonus. Grant income decreased by £0.1 million in 2020 compared to 2019 and research and development credits increased by £0.3 million in 2020 compared to 2019. Included in the allocated cost of sales is the portion of depreciation and amortization expense attributable to the portion of our property and equipment and intangible assets utilized in the delivery of services to our clients. This increased by £2.5 million in 2020 compared to 2019, or 16.7% due to the increase in size of our delivery organization. Gross margin decreased to 28.5% in 2020 from 34.3% in 2019. Excluding the non-recurring cost of the discretionary EBT bonus, gross margin would have increased to 35.8% in 2020.
2019 Compared to 2018. Total cost of sales increased by £43.7 million, or 30.0%, in 2019 compared to 2018. The increase consisted of a £41.4 million increase in direct cost of sales, primarily as a result of increased personnel costs, which reflected an increase in the average number of employees involved in delivery of our services from 3,957 in 2018 to 4,902 in 2019.  Our growth in operational headcount consisted of continued organic growth in the number of employees at our delivery centers.  Grant income decreased by £0.8 million in 2019 compared to 2018 and research and development credits increased by £0.3 million in 2019 compared to 2018. Additionally, allocated cost of sales increased by £2.3 million in 2019 compared to 2018, or 18.0%, primarily as a result of increased property costs and increased headcount. Gross margin increased to 34.3% in 2019 from 33.2% in 2018.
Selling, General and Administrative Expenses

	Year Ended June 30,			% Change
	2020	2019	2018	2020 vs. 2019	2019 vs. 2018
	(pounds in thousands)
Selling, general and administrative expenses	£(78,279)	£(65,857)	£(46,737)	18.9%	40.9%
% of revenue	(22.3)%	(22.9)%	(21.5)%
2020 Compared to 2019. Selling, general and administrative expenses increased by £12.4 million, or 18.9% in 2020 compared to 2019.  The increase in total selling, general and administrative expenses is primarily related to an increase of £6.9 million in general and administrative expenses as a result of increased support functions costs in line with growth, increased M&A costs, plus Sarbanes-Oxley compliance expenses. General and administrative expenses also includes £2.5 million of costs incurred in connection with our non-recurring, discretionary EBT employee bonus. Sales and marketing expenses increased by £4.7 million. Depreciation and amortization increased by £2.1 million, or 51.8%, in 2020 compared to 2019, primarily as a result of a £0.6 million increase in amortization of acquired intangible assets acquired.  As a percentage of revenue, selling, general and administrative expenses decreased from 22.9% to 22.3%. Excluding the non-recurring cost of the discretionary EBT bonus, as a percentage of revenue, selling, general and administrative expenses would have decreased to 21.6% in 2020. Selling, general and administrative expenses as a percentage of revenue remained flat when excluding non-recurring costs in 2019, which would have been 21.7%.
2019 Compared to 2018. Selling, general and administrative expenses increased by £19.1 million, or 40.9% in 2019 compared to 2018.  The increase in total selling, general and administrative expenses is primarily related to an increase of £15.6 million in general and administrative expenses as a result of increased support functions costs involved with public company running costs. General and administrative expenses also includes £3.5 million of costs incurred in connection with our initial and follow on offerings, plus Sarbanes-Oxley compliance expenses. Sales and marketing expenses increased by £2.0 million. Depreciation and amortization increased by £1.0 million, or 33.4%, in 2019 compared to 2018, primarily as a result of a £0.8 million increase in amortization of acquired intangible assets acquired.  As a percentage of revenue, selling, general and administrative expenses increased from 21.5% to 22.9%, reflecting increased expenditures in public company operating costs.
Net Finance Income/(Expense)

	Year Ended June 30,			% Change
	2020	2019	2018	2020 vs. 2019	2019 vs. 2018
	(pounds in thousands)
Net finance income/(expense)	£1,169	£(2,870)	£(783)	(140.7)%	266.5%
% of revenue	0.3%	(1.0)%	(0.4)%
2020 Compared to 2019. In 2020, we recognized net finance income of £1.2 million, which included a charge to lease interest of £1.1 million related to the first time application in 2020 of IFRS16 accounting treatment and a £2.1 million gain related to changes in foreign exchange rates. In 2019, net finance expense included a £6.0 million cost relating to the fair value movement of contingent consideration and £2.9 million gain related to changes in foreign exchange rates.

2019 Compared to 2018. In 2019, we recognized net finance expense of £2.9 million, which included a £6.0 million cost relating to the fair value movement of contingent consideration and £2.9 million gain related to changes in foreign exchange rates. In 2018, we recognized net finance expense of £0.8 million, which included £0.6 million related to interest payable on amounts outstanding under our credit facility.
Gain from Sale of Subsidiary

	Year Ended June 30,			% Change
	2020	2019	2018	2020 vs. 2019	2019 vs. 2018
	(pounds in thousands)
Gain from sale of subsidiary	£2,215	£—	£—	100.0%	—%
% of revenue	0.6%	—%	—%
2020 compared to 2019. On June 1, 2019, Endava entered into an agreement to sell the Captive to Worldpay and to terminate the option and transfer agreement. On August 31, 2019 the transaction was completed and the employees of the Captive became employees of Worldpay. The aggregate selling price of the Captive was £3.6 million and the Group recognized a gain on disposal of subsidiary of £2.2 million.
Provision for Income Tax

	Year Ended June 30,			% Change
	2020	2019	2018	2020 vs. 2019	2019 vs. 2018
	(pounds in thousands)
Provision for income taxes	£(3,846)	£(6,093)	£(5,675)	(36.9)%	7.4%
2020 Compared to 2019. Provision for income taxes decreased by £2.2 million, or (36.9)%, in 2020 compared to 2019. Our annual effective tax rate for 2020 was 15.2%, compared to an annual effective tax rate of 20.2% for 2019. In 2020, our effective tax rate decreased compared to 2019 primarily due to the non-taxability of the gain on the sale of the Worldpay Captive subsidiary and one-off tax measures introduced by governments in response to the COVID-19 pandemic.
2019 Compared to 2018. Provision for income taxes increased by £0.4 million, or 7.4%, in 2019 compared to 2018. Our annual effective tax rate for 2019 was 20.2%, compared to an annual effective tax rate of 23.0% for 2018. In 2019, our effective tax rate decreased compared to 2018 primarily due to non-deductible expenses arising in 2018 in relation to our initial public offering.
B. Liquidity and Capital Resources.
Capital Resources
To date, we have financed our operations primarily through sales of information technology services, as well as borrowings under our revolving credit facilities and through our initial public offering that we completed in July 2018. As of June 30, 2020, we had £101.3 million in cash and cash equivalents.
In October 2019, we entered into the Facility Agreement. The Facility Agreement is an unsecured revolving credit facility in the amount of £200 million with an initial period of three years, and it replaces the existing £50 million secured facility with HSBC UK Bank Plc. The Facility Agreement also provides for uncommitted accordion options for up to an aggregate of £75 million in additional borrowing. The Facility Agreement is intended to support the Company’s and its subsidiaries' future capital investments and development activities.  The Facility Agreement matures on October 12, 2022. Loans under the Facility Agreement bear interest, at our option, at a rate equal to either the LIBOR rate, the EURIBOR rate or the ROBOR rate, plus an applicable margin ranging from 0.8% to 1.50% per annum, based upon the net leverage ratio.  Our obligations under the Facility Agreement are guaranteed by some of our subsidiaries.

The Facility Agreement contains customary representations and warranties and customary affirmative and negative covenants applicable to the facility parties and our consolidated subsidiaries. Under the terms of the Facility Agreement, we are required to comply with net leverage ratio and interest coverage covenants. The Facility Agreement contains customary events of default.  As of June 30, 2020, there was no amount outstanding under the £200 million primary facility apart from £8.7 million utilized for bank guarantees issued by HSBC UK Bank plc and no breach of any covenant.
On completion of our initial public offering, we received £40.2 million net proceeds. A portion of the net proceeds were used to repay all amounts borrowed under the previous revolving credit facility in August 2018.
Future Capital Requirements
We believe that our existing cash and cash equivalents, together with cash generated from our operations, will be sufficient to meet our working capital expenditure requirements for at least the next 12 months. Our future capital requirements will depend on many factors, including our growth rate and any acquisitions we may complete.
Cash Flows
The following table shows a summary of our cash flows for the years ended June 30, 2020, 2019 and 2018:

	Year Ended June 30,
	2020 (£)	2019 (£)	2018 (£)
	(in thousands)
Cash and cash equivalents at beginning of the year	£70,172	£15,048	£23,571
Net cash from operating activities	40,243	35,348	33,984
Net cash used in investing activities	(29,748)	(10,051)	(31,792)
Net cash from / (used in) financing activities	20,878	26,355	(10,732)
Effects of exchange rates on cash and cash equivalents	(218)	3,472	17
Cash and cash equivalents at end of the year	£101,327	£70,172	£15,048
Operating Activities
Operating activities provided £40.2 million of cash in the year ended June 30, 2020, primarily from profit before tax of £25.3 million and other non-cash items of £28.6 million, offset by tax paid of £5.9 million and net changes in working capital of £7.8 million. The net changes in working capital were primarily driven by a net increase in trade receivables and accrued income of £11.9 million and an increase in prepayments of £3.2 million, partially offset by an increase in accruals of £4.3 million, an increase in VAT and payroll taxes payable of £2.1 million and an increase in deferred income of £0.8 million.
Operating activities provided £35.3 million of cash in the year ended June 30, 2019, primarily from profit before tax of £30.1 million, a U.K. research and development credit received of £1.3 million and other non-cash items of £21.4 million, offset by tax paid of £5.9 million and net changes in working capital of £11.5 million. The net changes in working capital were primarily driven by a net increase in trade receivables and accrued income of £13.8 million, partially offset by an increase in other creditors of £1.4 million and an increase in accruals of £1.3 million.
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

Investing Activities
Investing activities used £29.7 million of cash in the year ended June 30, 2020, including £15.2 million (net of the cash acquired) to fund the acquisition of Exozet, £6.5 million (net of the cash acquired) to fund the acquisition of Intuitus, £1.6 million for settling the holdback amount and tax refund consideration from the acquisition of Velocity Parners, £7.4 million for purchases of property, plant and equipment relating to our delivery centers and £2.5 million for purchases of software and licenses, partially offset by the net proceeds of £2.7 million (net of cash disposed of) from sale of the Captive to Worldpay and £0.5 million interest received on bank deposits.
Investing activities used £10.1 million of cash in the year ended June 30, 2019, including £3.2 million(net of the cash acquired) to fund the acquisition of Velocity Partners, £6.1 million for purchases of property, plant and equipment relating to our delivery centers and £1.3 million for purchases of software and licenses.
Investing activities used £31.8 million of cash in the year ended June 30, 2018, including £26.4 million (net of the cash acquired) to fund the acquisition of Velocity Partners, £3.7 million for purchases of property, plant and equipment relating to our delivery centers and £1.8 million for purchases of software and licenses
Financing Activities
Financing activities provided £20.9 million of cash in the year ended June 30, 2020, including £30.9 million of proceeds from sale of EBT shares, £0.9 million in grants from the Romanian, Serbian and North Macedonian governments and proceeds from sublease £0.7 million, partially offset by £9.9 million repayment of lease liabilities, £1.0 million repayment of borrowings and £0.8 million of interest payments.
Financing activities provided £26.4 million of cash in the year ended June 30, 2019, including £44.8 million net proceeds from our Initial Public Offering and £1.8 million in grants from the Romanian and North Macedonian governments, partially offset by £20.0 million repayment of net borrowings under our credit facility and £0.3 million of interest payments.
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

F. Tabular Disclosure of Contractual Obligations.
Contractual Obligations and Commitments
The following table summarizes our commitments to settle contractual obligations as of June 30, 2020 and the effect such obligations are expected to have on our liquidity and cash flows:

	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years	Total
	(in thousands)
Lease liabilities	£11,132	£18,852	£11,791	£16,168	£57,943
Short-term leases	169	—	—	—	169
Leases contracted, but not yet commenced	799	6,040	6,005	13,936	26,780
Other long-term liabilities	—	136	—	—	136
Total	£12,100	£25,028	£17,796	£30,104	£85,028
As of June 30, 2020, we have property leases that expire at various dates through June 2031.
G. Safe Harbor.
This Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Cautionary Statement Regarding Forward-Looking Statements.”
Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management.
MANAGEMENT
Executive Officers and Directors
The following table sets forth certain information with respect to our executive officers and directors, including their ages as of August 15, 2020:

Name	Age	Position(s)
Executive Officers
John Cotterell	59	Chief Executive Officer, Director
Mark Thurston	56	Chief Financial Officer, Director
Rob Machin	47	Chief Operating Officer
Julian Bull	50	Chief Commercial Officer
Rohit Bhoothalingam	47	General Counsel

Non-Employee Directors
Trevor Smith	65	Chairman of the Board of Directors
Andrew Allan	64	Director
Sulina Connal	52	Director
Ben Druskin	52	Director
Mike Kinton	73	Director
David Pattillo	60	Director
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
Rob Machin has served as our Chief Operating Officer since July 2017 and previously served as a member of our board of directors from September 2013 to June 2016. Mr. Machin originally joined Endava in 2000 as our Chief Technical Officer. From September 2007 to September 2010, Mr. Machin served as an Executive Director at UBS Investment Bank. Mr. Machin re-joined Endava in 2010 as our U.K. Managing Director. Mr. Machin is a Fellow of the British Computer Society and a Chartered IT Professional. Mr. Machin holds a first class honors degree from Durham University in Mathematics and Philosophy (B.Sc. Nat Sci).

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
Sulina Connal has served as a member of our board of directors since September 25, 2019. Since April 2020, she has served as Director of Product Partnerships for News, Web and Publishing for EMEA for Google. Previously, Ms. Connal served as the Director of Mobile and Connectivity Partnerships at Facebook from October 2017 to April 2020. Prior to that, from April 2014 until September 2017, she served as the Senior Vice President of Strategic Partnerships at Orange. Ms. Connal holds an M.A. from the University of Oxford. Our board of directors believes that Ms. Connal’s business experience provides her with the qualifications and skills to serve as a director.
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

B. Compensation.
The following discussion provides the amount of compensation paid, and benefits in-kind granted, by us and our subsidiaries to our directors, executive officers and non-employee directors for services in all capacities to us and our subsidiaries for the fiscal year ended June 30, 2020, as well as the amount contributed by us or our subsidiaries into money purchase plans for the fiscal year ended June 30, 2020 to provide pension, retirement or similar benefits to our directors, members of our senior management and non-employee directors.
The following information on Directors’ remuneration has been prepared in accordance with disclosure requirements for the company as a “quoted company” under the Companies Act.
Compensation of Directors
The table below details compensation paid or payable to our directors during the financial year ended June 30, 2020, and in the case of Messrs. Cotterell and Thurston, our executive directors, reflects the compensation paid for services as members of our senior management.

£000s		Salary and fees	Benefits(1)	Pension	Bonus(2)	Multi-year variable(3),(4),(5)	Total	Total fixed comp	Total variable compensation
Executive Directors
John Cotterell	2020	350	13	53	331	1,997	2,744	416	2,328
Mark Thurston	2020	225	10	18	147	3,147	3,547	253	3,294
Non-Executive Directors
Trevor Smith	2020	60	—	—	—	172	232	60	172
Andrew Allan	2020	55	—	—	—	172	227	55	172
Ben Druskin[6]	2020	56	—	—	—	172	228	56	172
Mike Kinton	2020	55	—	—	—	172	227	55	172
David Pattillo[6]	2020	61	—	—	—	172	233	61	172
Sulina Connal	2020	42	—	—	—	127	169	42	127
(1) Messrs. Cotterell and Thurston receive a car allowance of £10,000 and £7,500 respectively, and also receive medical insurance, life assurance and income protection.

(2) Messrs. Cotterell and Thurston received the maximum bonus for the fiscal year ended June 30, 2020 in line with the remuneration policy of £300,000 and £140,000 respectively. The additional bonus amount paid and reflected in the table above is in relation to the one-off special Employee Benefit Trust cash bonus paid to all eligible employees. See “-2020 annual bonus earned” for additional information.

(3) For Mark Thurston and the Non-Executive Directors, the value of LTIP awards vesting based on performance up to June 30, 2020. Performance conditions were satisfied in full. For the purpose of this table, awards have been valued using a three-month average share price up to June 30, 2020 of £35.80.

(4) For the Executive Directors, including the value of EIP awards granted on July 31, 2019, of which 100% qualifies for vesting based on performance up to June 30, 2020. These awards will vest in four equal tranches as described below. For the purpose of this table, awards have been valued using a three-month average share price up to June 30, 2020 of £35.80.

(5) For the Non-Executive Directors, including the value of RSU awards granted on January 30, 2020. For the purpose of this table, awards have been valued using the share price at grant of £35.57.

(6) For the two Non-Executive Directors based in the US, annual fees for 2020 have been converted to GBP using an exchange rate of 1:1.2606, being the average exchange rate over the 2020 financial year.

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
Compensation of Executive Officers
For the fiscal year ended June 30, 2020, the aggregate compensation granted, accrued or paid to our non-director, executive officers for services in all capacities was £3.4 million. We do not set aside or accrue amounts to provide pension, retirement or similar benefits to members of our board of directors or executive officers.
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
2020 Annual Bonus
Annual bonuses for 2020 were subject to single performance measure with a revenue underpin, as described below. No bonus is payable unless a threshold level of performance was achieved, and furthermore no bonus was payable unless the Company achieved a threshold level of revenue of £350m. Payout levels are measured on a straight-line basis based on the outcome for Adjusted PBT between threshold and maximum.

		Threshold	Maximum	Actual
Adjusted PBT for FY2020	(£ in millions)	£59.5	£66.0	£68.6
Payout	% of max	50%	100%	100%
Both the revenue target and maximum PBT target were exceeded during the year, accordingly 100% of the bonus was payable (£300,000 and £140,000 to John Cotterell and Mark Thurston respectively).
For the fiscal year ended June 30, 2020, the aggregate amounts expected to be paid at the end of September 2020 to our non-director, executive officers under the Executive Bonus scheme is £0.4 million.
Outstanding Equity Awards, Grants and Option Exercises
Performance Share Units
Awards of Performance Share Units (PSUs) were made under the EIP to the Executive Directors on July 31, 2019, which were subject to a performance measure as described below. If the performance condition is satisfied, awards vest in four equal tranches commencing October 31, 2020 and each year for three years thereafter.

Participant	Number of awards	Share price on date of grant(1)	Face value(2)	Date of grant	Date of vesting
John Cotterell	55,788	£29.47	£1,644,072	July 31, 2019	Oct 31, 2020 to Oct 31, 2023
Mark Thurston	27,894	£29.47	£822,036	July 31, 2019	Oct 31, 2020 to Oct 31, 2023
(1) Based on the share price of $35.85 converted to GBP on the date of grant.
(2) Based on the share price of $35.85 converted to GBP on the date of grant and multiplied by the number of shares under award.

Although eligible to participate, the Executive Directors did not elect to re-enroll in the Company’s Sharesave plan when it was relaunched in 2019.
PSU awards made on July 31, 2019 under the EIP were subject to a single performance measure with a revenue underpin measured over the 2020 financial year, as described below. No awards would vest unless a threshold level of PBT performance was achieved, and furthermore no awards would vest unless the Company achieved a threshold level of revenue of £350m. Vesting is measured on a straight-line basis between threshold and maximum.

		Threshold	Maximum	Actual
Adjusted PBT for FY2020	£m	£60	£66	£69
Payout	% of max	50%	100%	100%
Both the revenue threshold and maximum PBT target were achieved during the year, and accordingly 100% of these awards will vest. The first tranche of the PSU awards will vest on October 31, 2020, with the remaining three tranches vesting on the October 31 in the three following years.
The third tranche of LTIP awards made to Mark Thurston (relating to previously banked awards under the LTIP), accounting for 40% of the total award, vested on July 27, 2020. The remaining award relating to FY2020 performance will vest in early September. The outstanding award for the Non-Executive Directors under the Company’s legacy LTIP granted in August 2017 vested on August 16, 2020.
Restricted Share Units
Awards of Restricted Share Units (RSUs) were made under the EIP to the Non-Executive Directors on January 30, 2020. Awards vest subject to the participant remaining in service to the Company for the duration of the Appointment

Period, which is the period of time from the participant’s appointment at the Company’s Annual General Meeting of Shareholders (“AGM”) to the next AGM the following year.

Participant	Number of awards	Share price on date of grant(1)	Face value(2)	Date of grant	Date of vesting(3)
Trevor Smith	3,563	£35.57	£126,736	January 30, 2020	December 7, 2020
Andrew Allan	3,563	£35.57	£126,736	January 30, 2020	December 7, 2020
Ben Druskin	3,563	£35.57	£126,736	January 30, 2020	December 7, 2020
Mike Kinton	3,563	£35.57	£126,736	January 30, 2020	December 7, 2020
David Pattillo	3,563	£35.57	£126,736	January 30, 2020	December 7, 2020
Sulina Connal	3,563	£35.57	£126,736	January 30, 2020	December 7, 2020
(1) Based on the share price of $46.30 converted to GBP on the date of grant.
(2) Based on the share price of $46.30 converted to GBP on the date of grant and multiplied by the number of shares under award.
(3) Awards vest on October 31, 2020 or, if later, the date of the 2020 AGM (actual date to be confirmed), and will therefore vest (provisionally) on December 7, 2020.

Executive Directors’ Share Awards Outstanding at the 2020 Financial Year End

Award type	Held at June 30, 2019	Granted in year	Lapsed in year	Exercised in year	Held at June 30, 2020	Date of grant	Exercise price	Market price on exercise date(1)	Date from which exercisable	Date of expiry
John Cotterell
2018 EIP PSU(2)	90,000	—	—	22,500	67,500	July 26, 2018	—	£32.47	(3)	July 26, 2028
2019 EIP PSU(4)	—	55,788	—	—	55,788	July 31, 2019	—	—	(5)	July 31, 2029
Mark Thurston
LTIP	100,000	—	—	40,000	60,000	July 24, 2015	—	£30.54 & £31.20	(6)	July 26, 2025
EIP PSU(2)	45,000	—	—	11,250	33,750	July 26, 2018	—	£32.47	(3)	July 26, 2028
EIP PSU(4)	—	27,894	—	—	27,894	July 31, 2019	—	—	(5)	July 31, 2029
2018 Sharesave	377	—	—	—	377	October 23, 2018	£25.87	—	December 1, 2021	June 1, 2021
(1) Converted to GBP using the prevailing exchange rate on the date of exercise.

(2) These awards were subject to a PBT performance condition over the 2019 financial year. The performance condition was met in full and as such 100% of this award vested.

(3) Awards vest in four equal tranches from October 31, 2019 to October 31, 2022.

(4) These awards were subject to a PBT performance condition over the 2020 financial year as described above. The performance condition was met in full and as such 100% of this award will be eligible to vest.

(5) Awards vest in four equal tranches from October 31, 2020 to October 31, 2023.

(6) 40% of these LTIP awards were based on PBT performance up to the 2019 financial year. Performance criteria were met in full, and accordingly these awards were exercised in July 2020. The final tranche of these awards will vest in full in November based on performance during the 2020 financial year.

Directors’ Current Shareholdings and Interests in Shares
The table below provides details on the Directors' current shareholdings as well as their interests in outstanding share awards as of June 30, 2020.

	Unconditionally-owned shares	Interests in share schemes				Percentage of salary applicable to share ownership requirement(1)
		EIP	LTIP	SAYE	Total
Executive Directors
John Cotterell	9,672,797(2),(3)	123,288	—	—	123,288	109,041%
Mark Thurston	19,716	61,644	60,000(4)	377	122,021	912%
Non-Executive Directors
Trevor Smith	65,873	3,563	1,250(5)	—	4,813	—
Andrew Allan	463,950(6)	11,063	3,750	—	14,813	—
Ben Druskin	36,875	3,563	3,125	—	6,688	—
Mike Kinton	1,780,293	3,563	1,250(5)	—	4,813	—
David Pattillo	21,375	3,563	3,125	—	6,688	—
Sulina Connal	—	3,563	—	—	3,563	—
(1) This value includes all unconditionally-owned shares, plus the value of outstanding tranches of prior EIP awards that are subject to service conditions only (on a net of tax basis), valued using the share price at the year end of £39.19. Executive Directors are required to build and maintain a shareholding to the value of 200% of salary within five years of appointment. There is no formal policy or guideline regarding Non-Executive Director shareholdings.

(2) Of which 2,000,000 shares are held in trust.

(3) 151,885 Class A ordinary shares were subsequently sold between July 1, 2020 and September 10, 2020.

(4) 40,000 LTIP awards were subsequently exercised on July 27, 2020.

(5) 1,250 LTIP awards were subsequently exercised on August 17, 2020.

(6) Of which, 101,250 shares are held by Mr Allan's spouse, Elaine Allan.
Equity Compensation Arrangements
We have granted options and equity incentive awards under our (1) Endava Share Option Plan, or the Share Option Plan, (2) Joint Share Ownership Plan, or the JSOP, (3) 2015 Long Term Incentive Plan, or the 2015 Plan, (4) Non-Executive Director Long Term Incentive Plan, or the Non-Executive Director Plan, (5) the 2018 Equity Incentive Plan, or the 2018 Plan, (6) the 2018 Non-Employee Sub Plan, the 2018 Sub Plan, (7) the 2018 Sharesave Plan, the Sharesave Plan and (8) 2018 International Sub-Plan, or International Sharesave Plan. We refer to the Share Option Plan, the JSOP, the 2015 Plan, the Non-Executive Director Plan, the 2018 Plan, the 2018 Sub Plan, the Sharesave Plan and International Sharesave Plan together as the Plans. As of June 30, 2020, there were 2,950,068 Class A ordinary shares available for issuance under the Plans, 551,723 of which are held by the EBT. During the year ended June 30, 2020, the EBT sold 980,000 Class A ordinary shares and used the net proceeds to fund a discretionary bonus to our employees.
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
Joint Share Ownership Plan (“the JSOP”)
On June 28, 2011, our board of directors adopted the JSOP. Under the JSOP, our executive directors and employees have the ability to acquire shares jointly with the trustees of the EBT, which operates in conjunction with the JSOP. The beneficiaries of the EBT are our employees, including former employees, and executive directors. The trustee of the EBT is Equiom (Guernsey) Limited, or the Trustee, which is an independent trustee. Awards under the JSOP are documented in individual JSOP agreements executed as deeds by the relevant participant, the Trustee and the company.
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

Amendment
The board of directors, with the consent of the Trustee, may make certain amendments to the JSOP agreement that it considers necessary or appropriate to benefit the administration of the JSOP, to take account of a change in legislation or regulatory law or relevant accounting practice or principles or to obtain or maintain favorable tax, exchange control or regulatory treatment for the participant, the Trustee or any member of the company.
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
Shares Available for Awards
The maximum number of Class A ordinary shares that may be issued under our 2018 Plan as of June 30, 2020 is 6,119,080 which includes Class A ordinary shares reserved for issuance under our 2018 Non-Employee Sub-Plan described below. No more than 16,050,000 Class A ordinary shares may be issued under the 2018 Plan upon the exercise of incentive share options. In addition, the number of Class A ordinary shares reserved for issuance under our 2018 Plan will automatically increase on January 1 of each year, commencing on January 1, 2019 and ending on (and including) January 1, 2028, in an amount equal to 2% of the total number of shares outstanding on December 31 of the preceding calendar year. Our board may act prior to January 1 of a given year to provide that there will be no increase for such year or that the increase for such year will be a lesser number of Class A ordinary shares. Class A ordinary shares issued under the 2018 Plan may be authorized but unissued shares, shares purchased on the open market or treasury shares.
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
Shares available for options
The maximum number of Class A ordinary shares that may be issued under our Sharesave Plan as of June 30, 2020 is 4,061,837 Class A ordinary shares, which includes Class A ordinary shares reserved for issuance under any overseas plan described below. In addition, the number of Class A ordinary shares reserved for issuance under our Sharesave Plan will automatically increase on January 1 of each year, commencing on January 1, 2019 and ending on (and including) January 1, 2028, in an amount equal to 2% of the total number of shares outstanding on December 31 of the preceding calendar year. Our board of directors may act prior to January 1 of a given year to provide that there will be no increase for such year or that the increase for such year will be a lesser number of Class A ordinary shares.
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
C. Board Practices
Composition of our Board of Directors
Our board of directors currently consists of eight members. Our board of directors has determined that six of our eight directors, Andrew Allan, Sulina Connal, Ben Druskin, Mike Kinton, David Pattillo and Trevor Smith, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under the rules of the New York Stock Exchange. There are no family relationships among any of our directors or senior management.

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

•	assisting the board of directors in overseeing our corporate governance functions, including developing, updating and recommending to the board of directors corporate governance principles; and

•
periodically reviewing with our chief executive officer the succession plans for our executive officers and making recommendations to our board of directors with respect to the selection of appropriate individuals to succeed to these positions.

D. Employees
As of June 30, 2020, 2019 and 2018, we had 6,624, 5,754 and 4,819 employees (including directors), respectively. We have collective bargaining agreements with our employees in Romania. We believe our employee relations are good and we have not experienced any work stoppages. With respect to the ongoing COVID-19 pandemic, and its impact on our business, our priorities have been the health and well-being of our people and the protection of the jobs and incomes of our people. We rapidly moved to a work-from-home model, with almost 100% of our employees able to work from home, and we took efforts to provide office environments that minimized the risk of exposure for the small number who needed to attend an office. These efforts kept our employees healthy while we executed our business continuity plans, with minimal disruption to productivity.
At each date shown, we had the following employees (including directors), broken out by department and geography:

	As of June 30,
	2020	2019	2018
Function:
Employees involved in delivery of our services	5,969	5,197	4,368
Selling, general and administrative	655	557	451
Total	6,624	5,754	4,819
Geography:
Western Europe(1)	448	254	232
Central Europe - EU Countries	3,368	3,062	2,578
Sub-total: EU Countries (Western & Central Europe)	3,816	3,316	2,810
Central Europe - Non-EU Countries	1,810	1,583	1,279
Latin America	895	780	665
North America	103	75	65
Total	6,624	5,754	4,819
(1)    The increase from 2019 to 2020 in Western Europe headcount includes 25 employees in the United Kingdom acquired in connection with our acquisition of Intuitus, in November 2019 and 156 employees in Germany and Austria acquired in connection with our acquisition of Exozet, in December 2019.

E. Share Ownership.
For information regarding the share ownership of our directors and executive officers, see “Item 6.B.—Compensation—Outstanding Equity Awards, Grants and Option Exercises” and “Item 7.A—Major Shareholders.”
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders.
The following table sets forth the beneficial ownership of our shares as of August 15, 2020:

•	each person, or group of affiliated persons, who is known by us to beneficially own 5% or more of our Class A ordinary shares;

•	each person, or group of affiliated persons, who is known by us to beneficially own 5% or more of our Class B ordinary shares;

•	each person, or group of affiliated persons, who is known by us to beneficially own 5% or more of our Class A ordinary shares and Class B ordinary shares in the aggregate;

•	each of our executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.
The percentage ownership and voting power information shown in the table is based upon 34,497,817 Class A ordinary shares and 20,455,733 Class B ordinary shares outstanding as of August 15, 2020.
We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include ordinary shares issuable pursuant to the vesting of restricted stock units and the exercise of share options that are either immediately exercisable or exercisable on or before October 14, 2020, which is 60 days after August 15, 2020. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. In addition, the total number of Class A ordinary shares in the table below does not give effect to the potential conversion of any Class B ordinary shares into Class A ordinary shares. See the section entitled “Key Provisions in our Articles of Association-Shares and Rights Attaching to Them-Share Conversion” and “Key Provisions in our Articles of Association-Shares and Rights Attaching to Them-Restrictions on Transfer” in Exhibit 2.3(a) to this Annual Report on Form 20-F (Description of Share Capital) for a discussion of the entitlement of holders of Class B ordinary shares to convert them into Class A ordinary shares and limitations on such entitlement. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for persons listed in the table is c/o Endava plc, 125 Old Broad Street, London EC2N 1AR, United Kingdom.

	Class A Ordinary Shares Beneficially Owned		Class B Ordinary Shares Beneficially Owned		Total Voting Power †
	Shares	%	Shares	%	%
Name of Beneficial Owner
5% or Greater Shareholders
Alex Day (1)	512,941	1.5	2,051,766	10	8.8
Goran Stevanovic (2)	—	—	1,662,500	8.1	7.0
BAMCO Inc./Ronald Baron/Baron Capital Group, Inc. (3)	2,036,006	5.9	—	—	*
FMR LLC (4)	1,914,830	5.6	—	—	*
T. Rowe Price Associates, Inc. and related entities (5)	2,072,716	6.0	—	—	*

Executive Officers and Directors:
John Cotterell (6)	172,797	*	9,500,000	46.4	39.8
Mark Thurston (7)	29,917	*	4,250	*	*
Rohit Bhoothalingam (8)	—	—	—	—	—
Rob Machin (9)	56,534	*	336,801	1.6	1.4
Julian Bull (10)	105,697	*	691,805	3.4	2.9
Andrew Allan (11)	101,875	*	362,700	1.8	1.6
Sulina Connal (12)	—	—	—	—	—
Ben Druskin (13)	25,500	*	11,375	*	*
Michael Kinton (14)	4,407	*	1,777,793	8.7	7.4
David Pattillo (15)	10,000	*	11,375	*	*
Trevor Smith (16)	9,243	*	61,375	*	*
All current executive officers and directors as a group (10 persons) (17)	515,970	1.5	12,757,474	62.4	53.6
________________

*	Represents beneficial ownership of less than 1%.

†
Represents the voting power with respect to all of our Class A ordinary shares and Class B ordinary shares, voting as a single class. Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to 10 votes per share. The Class A ordinary shares and Class B ordinary shares will vote together on all matters (including the election of directors) submitted to a vote of shareholders. Excludes any shares issuable upon exercise of vested options within 60 days of August 15, 2020.

(1)
Excludes (1) 4,688 Class A ordinary shares issuable under the 2018 Equity Incentive Plan (the “2018 Plan”) and (2) 723 Class A ordinary shares issuable under the 2018 Sharesave Plan (the “Sharesave Plan”), none of which are issuable within 60 days of August 15, 2020.

(2)
Excludes (1) 6,842 Class A ordinary shares issuable under the 2018 Plan and (2) 723 Class A ordinary shares issuable under the Sharesave Plan, none of which are issuable within 60 days of August 15, 2020. Does not give effect to the conversion of 665,000 Class B ordinary shares that may be converted by Mr. Stevanovic into Class A Shares within 60 days of August 15, 2020.

(3)
Based solely on a Schedule 13G/A filed on July 10, 2020. Consists of ADSs representing Class A ordinary shares held of record by BAMCO Inc., Baron Capital Group, Inc. and Ronald Baron, who have shared voting power and shared dispositive power over the shares. BAMCO Inc. (“BAMCO”) and Baron Capital Management, Inc. (“BCM”) are subsidiaries of Baron Capital Group, Inc. (“BCG”) and Ronald Baron owns a controlling interest in BCG. The principal business address for each of BAMCO, BCM, BCG and Ronald Baron is 767 Fifth Avenue, 49th Floor, New York, NY 10153.

(4)
Based solely on a Schedule 13G/A filed on August 10, 2020 by FMR LLC. Consists of ADSs representing Class A ordinary shares. According to the filing, FMR LLC has (i) sole voting power with respect to 42,817 shares and (ii) sole dispositive power with respect to all the shares. Abigail P. Johnson is Director, Chairman and Chief Executive Officer of FMR LLC, and a member of the Johnson family, who through their ownership of voting common shares and the execution of a shareholders’

voting agreement with respect to FMR LLC, may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company LLC (“FMR Co. LLC”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. FMR Co. LLC carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The address of FMR LLC is 245 Summer Street, Boston, Massachusetts, 02210.

(5)
Based solely on a Schedule 13G/A filed on February 14, 2020. Consists of ADSs representing Class A ordinary shares. According to the filing, T. Rowe Price Associates, Inc. (“Price Associates”) has (i) sole voting power over 409,579 shares and sole dispositive power over (ii) 2,072,716 shares, and T. Rowe Price New Horizons Fund, Inc. (“New Horizons Fund”) has sole voting power over 1,116,614 shares. The address of Price Associates and New Horizons Fund is 100 E. Pratt Street, Baltimore, MD 21202.

(6)
Consists of (1) 7,500,000 Class B ordinary shares held directly by Mr. Cotterell and (2) 2,000,000 Class B ordinary shares held in a trust of which Mr. Cotterell is a trustee. Excludes 123,288 Class A ordinary shares issuable under the 2018 Plan, none of which are issuable within 60 days of August 15, 2020. Does not give effect to the conversion of 3,565,115 Class B ordinary shares that may be converted by Mr. Cotterell into Class A ordinary shares within 60 days of August 15, 2020.

(7)
Excludes (1) 20,000 Class A ordinary shares held in trust on behalf of Mr. Thurston by the Endava Limited Guernsey Employee Benefit Trust (the “EBT”) pursuant to the 2015 Long Term Incentive Plan (“the 2015 Plan”), (2) 61,644 Class A ordinary shares issuable under the 2018 Plan and (3) 377 Class A ordinary shares issuable under the Sharesave Plan, none of which are issuable within 60 days of August 15, 2020. See “Management-Equity Compensation Arrangements-Endava Limited 2015 Long Term Incentive Plan” for a description of the 2015 Plan. Does not give effect to the conversion of 1,700 Class B ordinary shares that may be converted by Mr. Thurston into Class A ordinary shares within 60 days of August 15, 2020.

(8)
Excludes (1) 16,510 Class A ordinary shares issuable under the 2018 Plan and (2) 564 Class A ordinary shares issuable under the Sharesave Plan, none of which are issuable within 60 days of August 15, 2020.

(9)
Excludes (1) 49,315 Class A ordinary shares issuable under the 2018 Plan and (2) 723 Class A ordinary shares issuable under the Sharesave Plan, none of which are issuable within 60 days of August 15, 2020.

(10)	Excludes 49,315 Class A ordinary shares issuable under the 2018 Plan, none of which are issuable within 60 days of August 15, 2020.

(11)
Excludes (1) 3,125 Class A ordinary shares issuable under the Non-Executive Director Long Term Incentive Plan (the “Non-Executive Director Plan”) and (2) 11,063 Class A ordinary shares issuable under the 2018 Plan, none of which are issuable within 60 days of August 15, 2020. Includes (1) 625 Class A ordinary shares issuable upon exercise of vested options within 60 days of August 15, 2020 and (2) 101,250 Class A ordinary shares held by Mr. Allan's spouse. Does not give effect to the conversion of 115,080 Class B ordinary shares that may be converted by Mr. Allan into Class A ordinary shares within 60 days of August 15, 2020.

(12)	Excludes 3,563 Class A ordinary shares issuable under the 2018 Plan, none of which are issuable within 60 days of August 15, 2020.

(13)
Excludes (1) 3,125 Class A ordinary shares issuable under the Non-Executive Director Plan and (2) 3,563 Class A ordinary shares issuable under the 2018 Plan none of which are issuable within 60 days of August 15, 2020. Does not give effect to the conversion of 4,550 Class B ordinary shares that may be converted by Mr. Druskin into Class A ordinary shares within 60 days of August 15, 2020.

(14)
Excludes 3,563 Class A ordinary shares issuable under the 2018 Plan, none of which are issuable within 60 days of August 15, 2020. Includes (1) 657 ADSs, (2) 2,500 Class A ordinary shares and (3) 1,250 Class A ordinary shares issuable upon exercise of vested options within 60 days of August 15, 2020. Does not give effect to the conversion of 295,559 Class B ordinary shares that may be converted by Mr. Kinton into Class A ordinary shares within 60 days of August 15, 2020.

(15)
Excludes (1) 3,125 Class A ordinary shares issuable under the Non-Executive Director Plan and (2) 3,563 Class A ordinary shares issuable under the 2018 Plan, none of which are issuable within 60 days of August 15, 2020. Does not give effect to the conversion of 4,550 Class B ordinary shares that may be converted by Mr. Pattillo into Class A Shares within 60 days of August 15, 2020.

(16)
Excludes 3,563 Class A ordinary shares issuable under the 2018 Plan, none of which are issuable within 60 days of August 15, 2020. Includes (1) 2,655 ADSs, (2) 5,338 Class A ordinary shares and (3) 1,250 Class A ordinary shares issuable upon exercise of vested options within 60 days of August 15, 2020. Does not give effect to the conversion of 24,550 Class B ordinary shares that may be converted by Mr. Smith into Class A ordinary shares within 60 days of August 15, 2020.

(17)
Excludes (1) 20,000 Class A ordinary shares held in trust by the Employee Benefit Trust pursuant to the 2015 Plan, (2) 9,375 Class A ordinary shares issuable under the Non-Executive Director Plan, (3) 328,950 Class A ordinary shares issuable under the 2018 Plan, and (4) 1,664 Class A Shares issuable under the Sharesave Plan, none of which are issuable within 60 days of August 15, 2020. Does not give effect to the conversion of 4,011,104 Class B ordinary shares that may be converted by the holders thereof into Class A ordinary shares within 60 days of August 15, 2020.

The significant changes in the percentage ownership held by our principal shareholders since July 1, 2016 are as a result of the transactions described in the final prospectus related to our IPO dated July 26, 2018, filed with the SEC on July 27, 2018 pursuant to Rule 424(b), under the heading “Certain Relationships and Related Party Transactions,” the dilution resulting from, and the end of the lock-up period relating to, our initial public offering and the public offering of our shares by us and certain selling shareholders in April 2019 and conversions of Class B ordinary shares to Class A ordinary shares.
Our Class B ordinary shares have 10 votes per share, and our Class A ordinary shares, which are the shares underlying the ADSs, each have one vote per share.
We are not aware of any arrangement whereby we are directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly, not are we aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
Record Holders.
As of August 15, 2020, 54,953,550 of our ordinary shares were issued and outstanding. To our knowledge, approximately 1% of our total outstanding Class A ordinary shares were held by eight record holders in the United States. As of August 15, 2020, to our knowledge, approximately 2% of our outstanding Class B ordinary shares are held by four record holders in the United States. Additionally, approximately 73% of our total outstanding Class A ordinary shares are held by a nominee of the depositary for the ordinary shares underlying our ADSs. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.
B. Related Party Transactions.
Certain Relationships and Related Party Transactions
The following is a summary of transactions since July 1, 2019 to which we have been a participant, and in which any of our then directors, executive officers or holders of more than 5% of any class of our voting securities at the time of such transaction, or any members of their immediate family, had or will have a direct or indirect material interest.
Transactions with the Endava Limited Guernsey Employee Benefit Trust
On June 28, 2011, we established the EBT to operate in conjunction with our JSOP and other incentive arrangements. The beneficiaries of the EBT are our employees, including former employees, and directors. The Trustee is an independent trustee. See “Directors, Senior Management and Employees-Compensation-Joint Share Ownership Plan.” As of June 30, 2020, the EBT held 1.5 % of our Class A ordinary shares. The EBT acquires Class A ordinary shares to be held by the Trustee and the applicable beneficiary of the EBT together as tenants in common pursuant to a trust deed. In connection with each acquisition, the applicable beneficiary pays a per share price to the Trustee in cash. Since July 1, 2019 there were no transactions between our executive officers and directors and holders of more than 5% of any class of our share capital and the EBT.
In addition, from time to time we loan funds to the EBT in connection with administration of the JSOP. These transactions are consolidated in our financial statements.
Share Option Grants and Equity Incentive Awards to Directors and Executive Officers
We have granted share options and equity incentive awards to certain of our directors and executive officers. For more information regarding the share options and awards granted to our directors and named executive officers see “Directors, Senior Management and Employees-Compensation.”
Indemnity Agreements
We have entered into deeds of indemnity with each of our directors and executive officers. See “Directors, Senior Management and Employees-Compensation-Insurance and Indemnification.”

Transactions with Google
Since April 2020, one of our directors, Sulina Connal, is employed by Google as Director of Product Partnerships for News, Web and Publishing for EMEA. In the ordinary course of its business, from time to time Endava enters into agreements for cloud service or other solutions provided by Google in connection with services provided by Endava to its clients. All transactions with Google were entered into on an arms-length basis. For the year ended June 30, 2020, the aggregate cost incurred by Endava to Google for such services was £0.2 million.
Transaction with PaperRound
We have entered into a customer relationship with PaperRound HND Service Ltd., a company in which Mike Kinton, a member of our board of directors, holds a controlling interest and serves as a director. All transactions with PaperRound were entered into on an arms-length basis and in the ordinary course of business. We did not generate revenue from PaperRound in the fiscal year ended June 30, 2020.
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
Legal Proceedings
From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are currently party to legal proceedings that, if determined adversely to us, could have an adverse effect on our business, results of operations, financial condition or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.
Dividend Distribution Policy
Our dividends are declared at the discretion of our board of directors. We declared an aggregate of £18.2 million in dividends during the fiscal year ended June 30, 2016. We did not pay any dividends in the fiscal years ended June 30, 2017, June 30, 2018, June 30, 2019 and June 30, 2020 and do not anticipate paying any dividends for the foreseeable future. We intend to retain all available funds and any future earnings for use in the operation and expansion of our business. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors in compliance with applicable legal requirements and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, our strategic goals and plans to expand our business, applicable law and other factors that our board of directors may deem relevant. In addition, our revolving credit facility limits our ability to pay dividends, with certain exceptions. See “Risk Factors — We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our ADSs.”

B. Significant Changes
Since June 30, 2020, the following significant change has occurred:
On August 17, 2020, Endava completed the acquisition of the Comtrade Digital Services business, or CDS, by acquiring the total issued share capital of Comtrade CDS, digitalne storitve, d.o.o., a company registered in Slovenia, or CDS Slovenia and Comtrade Digital Services d.o.o., a company registered in Serbia, or CDS Serbia. CDS Slovenia and CDS Serbia together own and operate (either directly or through subsidiaries) all of the trade and assets that comprise CDS. CDS was formerly a division of Comtrade Group B.V., or Comtrade. CDS is headquartered in Dublin, Ireland, has delivery centers across the Adriatic, and provides strategic software engineering services and solutions to clients in Europe and in the United States.
The acquisition was made pursuant to the terms of a share purchase agreement between Endava (UK) Limited, Comtrade and Comtrade Solutions Management Holdinška Družba d.o.o., dated August 17, 2020.
The total consideration was €60 million payable in cash, which amount remains subject to post-closing adjustments based on the cash, debt and working capital of CDS as of the closing date. Ten percent of the purchase price will be held back for 24 months and be available to satisfy any warranty or indemnity claims. Pursuant to the terms of a transitional services agreement, Comtrade will continue to provide certain services to Endava with respect to CDS for a period of time following completion of the acquisition.
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

C. Material Contracts
On August 17, 2020, we entered into a share purpose agreement between Endava (UK) Limited, Comtrade and Comtrade Management. Pursuant to this agreement Endava (UK) Limited agreed to acquire CDS by purchasing the entire share capital of CDS Slovenia and CDS Serbia. For more information on this material contract and our acquisition of CDS see “Item 8.B. Significant Changes” of this Annual Report on 20-F.
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
For additional information on our material contracts, please see “Item 4. Information on the Company,” “Item 5.B. Liquidity and Capital Resources,” “Item 6. Directors, Senior Management and Employees,” and “Item 7.B. Related Party Transactions” of this Annual Report on 20-F.
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
E. Taxation
U.S. Federal Income Tax Considerations for U.S. Holders
The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of our Class A ordinary shares or ADSs by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase our Class A ordinary shares or ADSs and hold such Class A ordinary shares or ADSs as capital assets for tax purposes. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, and the income tax treaty between the United Kingdom and the United States, or the Treaty, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. There can be no assurance the Internal Revenue Service, or IRS, or a court will not take a contrary position to that discussed below regarding the tax consequences of the ownership and disposition of our ADSs and Class A ordinary shares. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, dealers or traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities or governmental organizations, retirement plans, regulated investment companies, real estate investment trusts, grantor trusts, brokers, dealers or traders in securities, commodities, currencies or notional principal contracts, certain former citizens or long-term residents of the United States, persons who hold our Class A ordinary shares or ADSs as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons who are subject to the tax accounting rules of Section 451(b) of the Code, persons that own directly, indirectly or through attribution 10% or more (by vote or value) of our equity, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities, and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.
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
The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. Generally, a holder of an ADS should be treated for U.S. federal income tax purposes as holding the Class A ordinary shares represented by the ADS. Accordingly, no gain or loss will be recognized upon an exchange of ADSs for Class A ordinary shares. The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the holder of the ADS’s beneficial ownership of the underlying security. Accordingly, the creditability of foreign taxes, if any, as described below, could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and us if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of the underlying Class A ordinary shares. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders.
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
Distributions on our Class A ordinary shares or ADSs that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income for foreign tax credit purposes. Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, any United Kingdom income taxes withheld from dividends on Class A ordinary shares or ADSs at a rate not exceeding the rate provided by the Treaty will be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any United Kingdom income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.
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
EACH U.S. HOLDER IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN OUR CLASS A ORDINARY SHARES OR ADSs IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE AND LOCAL TAX LAWS AND NON-U.S. TAX LAWS.

U.K. Taxation
The following is intended as a general guide to current U.K. tax law and HM Revenue & Customs, or HMRC, practice applying as at the date of this Annual Report on Form 20-F (both of which are subject to change at any time, possibly with retrospective effect) relating to the holding of ADSs. It does not constitute legal or tax advice and does not purport to be a complete analysis of all U.K. tax considerations relating to the holding of ADSs, or all of the circumstances in which holders of ADSs may benefit from an exemption or relief from U.K. taxation. It is written on the basis that the company does not (and will not) directly or indirectly derive 75% or more of its qualifying asset value from U.K. land, and that the company is and remains solely resident in the United Kingdom for tax purposes and will therefore be subject to the U.K. tax regime and not the U.S. tax regime save as set out above under “U.S. Federal Income Tax Considerations for U.S. Holders.”
Except to the extent that the position of non-U.K. resident persons is expressly referred to, this guide relates only to persons who are resident (and, in the case of individuals, domiciled or deemed domiciled) for tax purposes solely in the United Kingdom and do not have a permanent establishment, branch, agency (or equivalent) or fixed base in any other jurisdiction with which the holding of the ADSs is connected, or U.K. Holders, who are absolute beneficial owners of the ADSs (where the ADSs are not held through an Individual Savings Account or a Self-Invested Personal Pension) and who hold the ADSs as investments.
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
The decision of the First-tier Tribunal (Tax Chamber) in HSBC Holdings PLC and The Bank of New York Mellon Corporation v HMRC (2012) cast some doubt on whether a holder of a depositary receipt is the beneficial owner of the underlying shares. However, based on published HMRC guidance we would expect that HMRC will regard a holder of ADSs as holding the beneficial interest in the underlying shares and therefore these paragraphs assume that a holder of ADSs is the beneficial owner of the underlying Class A ordinary shares and any dividends paid in respect of the underlying Class A ordinary shares (where the dividends are regarded for U.K. purposes as that person’s own income) for U.K. direct tax purposes.
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
Income Tax
An individual U.K. Holder may, depending on his or her particular circumstances, be subject to U.K. tax on dividends received from the company. An individual holder of ADSs who is not resident for tax purposes in the United Kingdom should not be chargeable to U.K. income tax on dividends received from the company unless he or she carries on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency to which the ADSs are attributable. There are certain exceptions for trading in the United Kingdom through independent agents, such as some brokers and investment managers.
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
If an individual U.K. Holder who is subject to U.K. income tax at either the higher or the additional rate is liable to U.K. capital gains tax on the disposal of ADSs, the current applicable rate will be 20%. For an individual U.K. Holder who is subject to U.K. income tax at the basic rate and liable to U.K. capital gains tax on such disposal, the current applicable rate would be 10%, save to the extent that any capital gains when aggregated with the U.K. Holder’s other taxable income and gains in the relevant tax year exceed the unused basic rate tax band. In that case, the rate currently applicable to the excess would be 20%.
If a corporate U.K. Holder becomes liable to U.K. corporation tax on the disposal (or deemed disposal) of ADSs, the main rate of U.K. corporation tax (currently 19%) would apply.
A holder of ADSs which is not resident for tax purposes in the United Kingdom should not normally be liable to U.K. capital gains tax or corporation tax on chargeable gains on a disposal (or deemed disposal) of ADSs unless the person is carrying on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency (or, in the case of a corporate holder of ADSs, through a permanent establishment to which the

ADSs are attributable. However, an individual holder of ADSs who has ceased to be resident for tax purposes in the United Kingdom for a period of less than five years and who disposes of ADSs during that period may be liable on his or her return to the United Kingdom to U.K. tax on any capital gain realized (subject to any available exemption or relief).
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
Based on current published HMRC practice and recent case law, no SDRT is generally payable where the transfer of Class A ordinary shares to a clearance service or depositary receipt system is an integral part of an issue of share capital.
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
Issue or Transfers of ADSs
No U.K. stamp duty or SDRT should be required to be paid on the issue of an ADS. No stamp duty or SDRT will be payable on the transfer of (including an agreement to transfer) ADSs through the facilities of DTC.
F. Dividends and paying agents.
Not applicable.
G. Statement by Experts
Not applicable.

H. Documents on display.
We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. Accordingly, we are required to file reports and other information with the Securities and Exchange Commission, or SEC, including annual reports on Form 20-F and reports on Form 6-K. Those reports may be inspected without charge at the locations described below. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. Nevertheless, we will file with the U.S. Securities and Exchange Commission an Annual Report on Form 20-F containing financial statements that have been examined and reported on, with and opinion expressed by an independent registered public accounting firm, and we intend to submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K.
We also maintain a website at http://www.endava.com. We intend to post our Annual Report on Form 20-F on our website promptly following it being filed with the SEC. Information contained in, or accessible through, our website is not a part of this Annual Report on Form 20-F, and the inclusion of our website address in this Annual Report on Form 20-F is solely as an inactive textual reference.
The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as Endava, that file electronically with the Securities and Exchange Commission.
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
Foreign Currency Exchange Rate Risk
We conduct business in multiple countries and currencies, which exposes us to risks associated with fluctuations in currency exchange rates. Our reporting currency is the British Pound, but we transact business in other currencies as well, principally the Euro, U.S. Dollar and the RON. Any necessary foreign currency transactions, principally re-translation of monetary items such as short-term inter-company balances and borrowings, are effected using the exchange rates prevailing on the dates of the transactions and are recognized in the statement of comprehensive income. In addition, the assets and liabilities of each of our subsidiaries are translated into British Pounds at exchange rates in effect at each balance sheet date and operations accounts are translated using the average exchange rate for the relevant period. Foreign currency translation adjustments are accounted for as a component of comprehensive income and reflected in the foreign exchange translation reserve and in comprehensive income on the statement of changes in equity.
In the fiscal year ended June 30, 2020, 42.9% of our sales were denominated in the British Pound, 29.4% of our sales were denominated in U.S. dollars, 26.1% were denominated in Euros and the balance was in other currencies. Conversely, during the same time period, 60.6% of our expenses were denominated in Euros (or in currencies that largely follow the Euro, including the RON) and 13.6% in U.S. dollars. As a result, strengthening of the Euro relative to the British Pound and weakening of the U.S. dollar relative to the British Pound present the most significant risks to us. Any significant fluctuations in currency exchange rates may have a material impact on our business.
Prior to June 30, 2016, we entered into forward contracts to fix the exchange rate for inter-company transactions between the British Pound and the RON, with changes in the fair value of these forward contracts being recognized in profit or loss.
We have not engaged in the hedging of foreign currency transactions since the start of fiscal year 2017, although we may choose to do so in the future.
Interest Rate Risk
We had cash and cash equivalents of £101.3 million as of June 30, 2020, which consisted of readily available bank deposits in various currencies, principally Euro, U.S. Dollar, British Pound and RON. These investments earn interest at variable rates and, as a result, decreases in market interest rates would generally result in decreased interest income.
We also have a revolving credit facility that bears interest based on LIBOR and EURIBOR plus a variable margin. Changes in the applicable rate result in fluctuations in the required cash flows to service this debt. For example, a 1% (one hundred basis points) increase in the applicable market interest rate would result in an additional £2.0 million in interest expense if the maximum borrowable amount under the revolving credit facility were outstanding for the entire fiscal year.
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
Concentration of Credit and Other Risk
During the fiscal years ended June 30, 2020, 2019 and 2018, our 10 largest clients based on revenue accounted for 38.1%, 37.7%, and 41.5% of our total revenue, respectively.  Worldpay was our largest client for each of the last three fiscal years, contributing less than 10% in both 2020 and 2019, and 10.8% in 2018.
Credit losses and write-offs of trade receivable balances have historically not been material to our consolidated financial statements.
See note 31 to our consolidated financial statements appearing elsewhere in this Annual Report on Form 20-F for more details on financial instruments risk.
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
None of the net proceeds of our initial public offering were paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning 10% or more of any class of our equity securities, or to any of our affiliates. As of June 30, 2020, we had consumed all of the net proceeds from the IPO, primarily to pay down outstanding amounts under the Facility Agreement (approximately $26.0 million) and for working capital and general corporate purposes.
Item 15. Controls and Procedures.
Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Our management, including our chief executive officer and chief financial officer, recognizes that any control system, no matter how well designed and operated, is based upon certain judgments and assumptions and cannot provide absolute assurance that its objectives will be met. Similarly, an evaluation of controls cannot provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected.
Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2020. Based on this evaluation, management concluded that our disclosure controls and procedures were not effective as of June 30, 2020 due to material weaknesses in internal control over financial reporting, as described below. Notwithstanding such material weaknesses in internal control over financial reporting, our management concluded that our consolidated financial statements in this Annual Report on Form 20-F present fairly, in all material respects, the Company’s financial position, results of operations and cash flows as of the dates, and for the periods presented, in conformity with IFRS.
Management's Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) and for the assessment of the effectiveness of our internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, (iii) provide reasonable assurance that receipts and expenditures are being made only in accordance with authorizations of management and directors, and (iv) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.
Material weakness in Internal Control over Financial Reporting
Because of the inherent limitations of control systems, internal control over financial reporting, no matter how well designed and operated, may not prevent or detect misstatements. In addition, projections of any evaluation as to the effectiveness of such controls in future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.
Management, with the participation of our chief executive officer and chief financial officer, assessed our internal control over financial reporting based upon the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management concluded that the material weaknesses in our internal control over financial reporting described below existed as of June 30, 2020 and,therefore, that our internal control over financial reporting was not effective as of June 30, 2020.
In accordance with guidance issued by the Securities and Exchange Commission, management’s assessment of our internal control over financial reporting did not include the internal controls of Intuitus Limited and Exozet GmbH, which were acquired in November and December 2019, respectively. The total amount of Intuitus Limited and Exozet GmbH assets and revenues in our consolidated financial statements for the year ended June 30, 2020 constituted £10.8 million or 3% of total assets and £11.4 million or 3% of revenue, respectively.
During management’s assessment of our internal control over financial reporting, management identified the following control deficiencies:

•
we did not conduct an effective risk assessment process that successfully identified and assessed risks of misstatement to ensure controls were designed and implemented to respond to those risks in certain business processes;

•	we did not have adequate training and knowledge of the COSO 2013 Framework and its application to our internal control over financial reporting; and

•
we did not (i) establish effective information technology general controls (ITGCs), related to change management and user access over certain information technology (IT) systems, databases and applications that support our financial reporting processes, and (ii) have effective policies and procedures through which ITGCs are deployed across the organization. Additionally, automated process-level and manual controls dependent upon the completeness and accuracy of information derived from these IT systems were rendered ineffective because they are affected by the lack of ITGCs.

As a consequence, we also did not have effective process level control activities over:

•
our revenue recognition process related to the review of the performance obligations related to contract renewals of existing customers and the review of the completeness and accuracy of invoice adjustments made monthly to certain contracts. In addition, the validation and evidencing of the completeness and accuracy of relevant data used in calculating our allowance for credit losses relating to trade receivables and accrued income was insufficient.

•
our business combination process related to the review of customer attrition rates used to value customer relationship intangible assets, including the completeness and accuracy of data used in the measurement of customer attrition rates.

•	our payroll process related to the validation and evidencing of the completeness and accuracy of data used in payroll calculations.
The control deficiencies described above did not result in any identified misstatements to our consolidated financial statements as of and for the year ended June 30, 2020. These control deficiencies create a reasonable possibility that a material misstatement to the consolidated financial statements will not be prevented or detected on a timely basis, and therefore we conclude that the deficiencies represent material weaknesses in internal control over financial reporting and our internal control over financial reporting is not effective as of June 30, 2020.
Remediation
Management has implemented and continues to implement measures designed to ensure that the control deficiencies contributing to the material weaknesses are remediated, such that these controls are designed, implemented, and operating effectively.
The remediation actions include: (i) implementing IT tools to allow a complete list of system changes to be logged for certain IT systems impacting financial reporting; (ii) use of IT workflow tools to simplify our change management and user access controls for ease of operation; (iii) developing enhanced training packages addressing ITGCs and policies, including educating control owners concerning the principles and requirements of each control; (iv) enhancing revenue recognition, allowance for credit losses, business combination and payroll process controls to better mitigate risks of misstatement; (v) providing certain staff with additional training on the appropriate validation and evidencing of source data inputs; (vi) strengthening our compliance functions with additional experienced hires to assist in our risk assessment process and the design and implementation of controls responsive to those risks. We will regularly provide a report on the remediation measures to the Audit Committee.
Management intends to implement the above remediation actions during the fiscal year ending June 30, 2021. We believe that these actions will remediate the material weaknesses described above. However, as we implement these remediation efforts, we may determine that additional steps may be necessary to remediate the material weaknesses, or we may identify other material weaknesses or control deficiencies. We cannot provide assurance that these remediation efforts will be successful or that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. The control deficiencies will not be considered remediated, however, until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.
Attestation Report of the Registered Public Accounting Firm
Our independent registered public accounting firm, KPMG LLP, who audited the consolidated financial statements included in this annual report, has expressed an adverse report on the operating effectiveness of the Company’s internal control over financial reporting. KPMG LLP’s report is included below.

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Endava plc
Opinion on Internal Control Over Financial Reporting
We have audited Endava plc, and subsidiaries’ (the Company) internal control over financial reporting as of June 30, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weaknesses, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of June 30, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of June 30, 2020 and 2019, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended June 30, 2020 and the related notes collectively, the consolidated financial statements, and our report dated September 15, 2020 expressed an unqualified opinion on those consolidated financial statements.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Material weaknesses related to IT General Controls, Risk Assessment, and Adequate Training and Knowledge have been identified and included in management’s assessment. The material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2020 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.
The Company acquired Intuitus Limited and Exozet GmbH during 2019, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of June 30, 2020, Intuitus Limited and Exozet GmbH’s internal control over financial reporting associated with total assets of £10.8 million or 3% and total revenues of £11.4 million or 3%, included in the consolidated financial statements of the Company as of and for the year ended June 30, 2020. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Intuitus Limited and Exozet GmbH.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting as of June 30, 2020. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP
London, United Kingdom
September 15, 2020
Changes in Internal Control over Financial Reporting
Except for the material weakness identified above, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.
Item 16. Reserved
Not applicable.
Item 16A. Audit Committee Financial Expert.
Our Board has determined that Mr. Pattillo is an audit committee financial expert as defined in Item 16A(b) of Form 20-F. Mr. Pattillo is independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the New York Stock Exchange.
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
Item 16C. Principal Accountant Fees and Services.
KPMG LLP has served as our independent registered public accounting firm for fiscal years 2016, 2017, 2018, 2019 and 2020. Our accountants fees for professional services in fiscal years 2020 and 2019 are:

	Year Ended June 30,
	2020	2019
	(pounds in thousands)
Audit Fees(1)	£1,775	£836
Audit-Related Fees(2)	—	186
Tax fees(3)	—	—
All Other fees(4)	—	—
Total	£1,775	£1,022
(1) “Audit Fees” are the aggregate fees for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.
(2) “Audit-Related Fees” are the aggregate fees for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees.
(3) “Tax Fees” are the aggregate fees for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning related services.

(4) “All Other Fees” are any additional amounts for products and services provided by the principal accountant. There were no “Tax Fees” during 2019 or 2020.
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
Item 16H. Mine Safety Disclosure.
Not applicable.
PART III
Item 17. Financial Statements.
See pages F-1 through F-65 of this Annual Report on Form 20-F.
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
2.3(b)*
Description of American Depositary Shares (incorporated by reference to Exhibit 2.3(b) of our Annual Report on Form 20-F for the year ended June 30, 2019 (File. No. 00138607), filed with the Commission on September 25, 2019 (the “2019 20-F”)).

4.1+	Endava Share Option Plan (incorporated by reference to Exhibit 10.1 to our F-1 Registration Statement)
4.2+	Endava Joint Share Ownership Plan (incorporated by reference to Exhibit 10.2 to our F-1 Registration Statement)
4.3+	Endava Limited 2015 Long Term Incentive Plan (incorporated by reference to Exhibit 10.3 to our F-1 Registration Statement)
4.4+	Endava Limited 2017 Non-Executive Director Long Term Incentive Plan (incorporated by reference to Exhibit 10.4 to our F-1 Registration Statement)
4.5+	Endava plc 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to our F-1 Registration Statement)
4.6+	Endava plc 2018 Sharesave Plan (incorporated by reference to Exhibit 10.6 to our F-1 Registration Statement)
4.7*+	Endava plc 2018 International Sub Plan (incorporated by reference to Exhibit 4.7 of our 2019 20-F).
4.8	Form of Deed of Indemnity for Directors and Officers (incorporated by reference to Exhibit 10.8 to our F-1 Registration Statement)
4.9
Lease Agreement by and among Gide Loyrette Nouel LLP, Endava (UK) Limited and Endava Limited, dated as of July 8, 2014, for the East Premises (incorporated by reference to Exhibit 10.9 to our F-1 Registration Statement)

4.10
Lease Agreement by and among Gide Loyrette Nouel LLP, Endava (UK) Limited and Endava Limited, dated as of July 8, 2014, for the West Premises (incorporated by reference to Exhibit 10.10 to our F-1 Registration Statement)

4.11
Multicurrency Revolving Facility Agreement dated October 12, 2019, among Endava plc, the Original Borrowers, the Original Guarantors, the Mandated Lead Arrangers, the Original Lenders and HSBC Bank PLC, as agent (incorporated by reference to Exhibit 99.2 to our Current Report on Form 6-K (File No. 001-38607) filed with the Commission on October 15, 2019.

4.12
Share Purchase Agreement dated August 17, 2020 between Endava (UK) Limited (as Purchaser) and Comtrade Group B.V. and Comtrade Solutions Management Holdinska Druzba D.O.O. (as Sellers) relating to the sale and purchase of the entire issued share capital of Comtrade CDS, Digitalne Storitve, D.O.O. and Comtrade Digital Services D.O.O.

8.1*	Significant Subsidiaries of Endava plc.
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification by the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of KPMG LLP, independent registered public accounting firm
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover page interactive data file (formatted as Inline XBRL and contained in Exhibit 101)
________________

*	Filed herewith.

**	Furnished herewith.

+	Indicates management contract or compensatory plan.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Endava plc
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Endava plc and subsidiaries (the Company) as of June 30, 2020 and 2019, the related consolidated statements of comprehensive income, and changes in equity, and cash flows for each of the years in the three‑year period ended June 30, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three‑year period ended June 30, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of June 30, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated September 15, 2020 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.
Change in Accounting Principle
As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for Leases as of July 1, 2019 due to the adoption of IFRS 16.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Evaluation of the fair value of customer relationship intangible assets acquired through business combinations
As discussed in Note 15 to the consolidation financial statements, during the year ended June 30, 2020, the Company consummated two business combinations for aggregate consideration of £32 million. These acquisitions resulted in the recognition of customer relationship intangible assets totalling £9.1 million.
We identified the evaluation of the fair value of customer relationship intangible assets acquired through business combinations as a critical audit matter because evaluating the fair value involved a high degree of subjective auditor judgment related to use of certain assumptions in the valuation models. The key assumptions used within the valuation models included expected future revenue growth, customer attrition rate, and the discount rates applied. Changes in these assumptions could have a significant impact on the fair value of the customer relationship intangible assets.
The primary procedures we performed to address this critical audit matter included the following:
We evaluated the expected future revenue growth used by the Company by comparing the assumptions used to the historical performance of acquired entities, and to the revenue growth rates of peer companies. We assessed the customer attrition rate based on historical data of acquired entities. We also involved a valuation professional with specialised skills and knowledge who assisted in evaluating:

a.	expected future revenue growth used by the Company to value the customer relationship intangible asset as compared to industry and macro-economic trend data; and;

b.	the discount rates applied by comparing them to an independently developed range using publicly available market data for comparable entities.
Valuation of the allowance for credit losses related to trade receivables and accrued income
As discussed in Note 19 to the consolidated financial statements, the Company maintains a credit loss allowance (the allowance) of £3.6 million in respect of trade receivables and accrued income totalling £72.8 million as of June, 30 2020. The allowance is recorded based on the Company’s historical, observable default rates and is adjusted by a forward-looking estimate that includes consideration of macro-economic, customer segment, and customer specific trends and conditions.
We identified the evaluation of the allowance for credit losses related to trade receivables and accrued income as a critical audit matter. There was a high degree of subjective auditor judgement in assessing the assumptions used to determine the probability of the Company’s collection of receivables, specifically the nature of any customer dispute and consideration of economic conditions that may affect the ability of customers to pay billed and unbilled fees.
The primary procedures we performed to address this critical audit matter included the following:
For certain customers, we inquired of relevant Company personnel to evaluate the rationale for establishing the allowance for trade receivables and accrued income. We obtained and inspected the Company’s economic conditions analysis by sector compared to economic outlook market reports to evaluate the risk factors applied by the Company in determining which customers were at risk of default. We obtained and inspected relevant underlying documentation, including customer correspondance, historical collection trends, age of trade receivables, and realisation analyses to assess the Company’s estimated allowance for customers at risk of default.

/s/ KPMG LLP

We have served as the Company’s auditor since 2016.

London, United Kingdom
September 15, 2020

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the years ended 30 June 2020, 2019 and 2018

	Note	2020	2019	2018
		£’000	£’000	£’000
Revenue	5	350,950	287,930	217,613
Cost of sales
Direct cost of sales		(233,352)	(174,152)	(132,775)
Allocated cost of sales		(17,447)	(14,951)	(12,668)
Total cost of sales		(250,799)	(189,103)	(145,443)
Gross profit		100,151	98,827	72,170
Selling, general and administrative expenses		(78,279)	(65,857)	(46,737)
Operating profit	6	21,872	32,970	25,433
Finance expense	9	(1,940)	(6,299)	(818)
Finance income	10	3,109	3,429	35
Net finance income/(expense)		1,169	(2,870)	(783)
Gain on sale of subsidiary	6	2,215	—	—
Profit before tax		25,256	30,100	24,650
Tax on profit on ordinary activities	11	(3,846)	(6,093)	(5,675)
Profit for the year and profit attributable to the equity holders of the Company		21,410	24,007	18,975
Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		(2,240)	(5,987)	(409)
Total comprehensive income for the year attributable to the equity holders of the Company		19,170	18,020	18,566
Earnings per share (EPS):	13
Basic EPS		£0.40	£0.48	£0.42
Diluted EPS		£0.38	£0.44	£0.38
Weighted average number of shares outstanding - basic		53,423,575	50,116,979	45,100,165
Weighted average number of shares outstanding - diluted		56,065,080	55,026,223	50,426,216

The notes hereto form an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEET
As of 30 June 2020 and 2019

	Note	2020 £’000	2019 £’000 (Restated) (1)
Assets - Non current
Goodwill	14	56,885	36,760
Intangible assets	16	38,751	28,910
Property, plant and equipment	17	12,747	10,579
Lease right-of-use assets	23	51,134	—
Deferred tax assets	12	13,340	9,550
Financial assets	23	639	—
Total		173,496	85,799
Assets - Current
Trade and other receivables	19	82,614	65,917
Corporation tax receivable		2,922	790
Financial assets	23	584	—
Cash and cash equivalents		101,327	70,172
Total		187,447	136,879
Total assets		360,943	222,678
Liabilities - Current
Lease liabilities	23	11,132	21
Trade and other payables	20	58,599	48,502
Corporation tax payable		1,449	2,920
Contingent consideration	15	1,442	1,244
Deferred consideration	15	3,764	1,516
Total		76,386	54,203
Liabilities - Non-current
Lease liabilities	23	42,233	—
Deferred tax liabilities	12	5,861	2,033
Other liabilities		136	113
Total		48,230	2,146
Equity
Share capital	24	1,099	1,089
Share premium	27	221	128
Merger relief reserve		25,527	21,573
Retained earnings	27	214,638	146,963
Other reserves	27	(3,817)	(1,577)
Investment in own shares	27	(1,341)	(1,847)
Total		236,327	166,329
Total liabilities and equity		360,943	222,678
The notes hereto form an integral part of these consolidated financial statements.

(1) See note 3C for additional details

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the years ended 30 June 2020, 2019 and 2018

	Share capital £’000		Share premium £’000		Merger relief reserve £’000		Investment in own shares £’000		Retained earnings £’000		Capital redemption reserve £’000		Foreign exchange translation reserve £’000		Total £’000
Balance at 30 June 2017	996		2,678		4,430		(2,275)		38,072		161		4,658		48,720
Equity-settled share-based payment transactions	—		—		—		—		2,213		—		—		2,213
Transaction with owners	—		—		—		—		2,213		—		—		2,213
Profit for the year	—		—		—		—		18,975		—		—		18,975
Other comprehensive income	—		—		—		—		—		—		(409)		(409)
Total comprehensive income for the year	—		—		—		—		18,975		—		(409)		18,566
Balance at 30 June 2018 as previously reported	996		2,678		4,430		(2,275)		59,260		161		4,249		69,499
Hyperinflation adjustment									65						65
Balance at 30 June 2018 as restated	996		2,678		4,430		(2,275)		59,325		161		4,249		69,564
Equity-settled share-based payment transactions	—		—		—		—		15,392		—		—		15,392
Cancellation of share premium	—		(48,614)		—		—		48,614		—		—		—
Issuance of new shares	65		45,936		—		—		—		—		—		46,001
Issuance of shares related to acquisition (restated) (1)	23		—		17,143		—		—						17,166
Exercise of options	5		128		—		428		(428)		—		—		133
Hyperinflation adjustment	—		—		—		—		53		—		—		53
Transaction with owners (restated) (1)	93	—	(2,550)	—	17,143	—	428	—	63,631	—	—	—	—	—	78,745
Profit for the year	—		—		—		—		24,007		—		—		24,007
Other comprehensive income (2)	—		—		—		—		—		—		(5,987)		(5,987)
Total comprehensive income for the year	—	—	—	—	—	—	—	—	24,007	—	—	—	(5,987)	—	18,020
Balance at 30 June 2019 (restated) (1)	1,089	—	128	—	21,573	—	(1,847)	—	146,963	—	161	—	(1,738)	—	166,329
Equity-settled share-based payment transactions	—		—		—		—		15,966		—		—		15,966
Issuance of shares related to acquisition	2		—		3,954		—		—		—		—		3,956
Sales of shares (EBT)	—		—		—		207		30,710		—		—		30,917
Exercise of options	8		93		—		299		(385)		—		—		15
Hyperinflation adjustment	—		—		—		—		(26)		—		—		(26)
Transaction with owners	10	—	93	—	3,954	—	506	—	46,265	—	—		—	—	50,828
Profit for the year	—		—		—		—		21,410		—		—		21,410
Other comprehensive income	—		—		—		—		—		—		(2,240)		(2,240)
Total comprehensive income for the year	—	—	—	—	—	—	—	—	21,410	—	—		(2,240)	—	19,170
Balance at 30 June 2020	1,099		221		25,527		(1,341)		214,638		161		(3,978)		236,327
The notes hereto form an integral part of these consolidated financial statements. (1) See note 3C for additional details; (2) See note 14 for additional details.

CONSOLIDATED STATEMENT OF CASH FLOWS
For the years ended 30 June 2020, 2019 and 2018

	Note	2020 £’000	2019 £’000	2018 £’000
Operating activities
Profit for the year		£21,410	£24,007	£18,975
Income tax charge		3,846	6,093	5,675
Non-cash adjustments	28	28,622	21,390	6,249
Tax paid		(5,876)	(5,904)	(5,608)
UK research and development credit received		—	1,278	1,854
Net changes in working capital	28	(7,759)	(11,516)	6,839
Net cash from operating activities		40,243	35,348	33,984
Investing activities
Purchase of non-current assets (tangibles and intangibles)		(9,880)	(7,383)	(5,483)
Proceeds from disposal of non-current assets		195	57	79
Acquisition of business / subsidiaries, consideration in cash		(26,595)	(3,201)	(28,765)
Proceeds from sale of subsidiary net of cash disposed of		2,744	—	—
Cash and cash equivalents acquired with subsidiaries		3,289	—	2,342
Interest received		499	476	35
Net cash used in investing activities		(29,748)	(10,051)	(31,792)
Financing activities
Proceeds from borrowings		—	3,500	26,462
Proceeds from sublease		668	—	—
Repayment of borrowings		(956)	(23,547)	(36,768)
Repayment of lease liabilities		(9,903)	—	—
Grant received		888	1,784	147
Interest paid		(829)	(343)	(573)
Net proceeds from initial public offering		—	44,828	—
Proceeds from sale of shares		30,917	—	—
Proceeds from exercise of options		93	133	—
Net cash from/(used in) financing activities		20,878	26,355	(10,732)
Net change in cash and cash equivalents		31,373	51,652	(8,540)
Cash and cash equivalents at the beginning of the year		70,172	15,048	23,571
Net foreign exchange differences		(218)	3,472	17
Cash and cash equivalents at the end of the year		£101,327	£70,172	£15,048
The notes hereto form an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	General Information
Reporting Entity
Endava plc (the “Company” and, together with its subsidiaries, the “Group” and each a “Group Entity”) is domiciled in London, United Kingdom. The address of the Company’s registered office is 125 Old Broad Street, London, EC2N 1AR. The Group’s expertise spans the entire ideation-to-production spectrum, creating value for our clients through creation of Product and Technology Strategies, Intelligent Digital Experiences, and World Class Engineering, delivered through our 24 capabilities, grouped into four key areas: Define, Design, Build and Run & Evolve.
These consolidated financial statements do not constitute the company's statutory accounts for the years ended 30 June 2020, 2019 or 2018.

2.	Application Of New and Revised International Financial Reporting Standards (“IFRS”)
The Group has applied the requirements of IFRS 16 ‘Leases’ from 1 July 2019. This has had a material impact on the financial statements, as further explained below.
A number of other new standards, interpretations and amendments to existing standards were also effective for the Group from 1 July 2019 but they do not have a material effect on the financial statements.
Due to the transition methods chosen by the Group in applying these standards, interpretations and amendments to existing standards, comparative information throughout these financial statements has not been restated to reflect the new requirements.
IFRS 16 - ‘Leases’
IFRS 16 replaces IAS 17 ‘Leases’ and related interpretations. The standard requires lessees to recognise right-of-use assets and lease liabilities for all leases meeting the lease definition set out by the standard unless certain exemptions are available. Accounting for lessors is largely unchanged.
The Group has adopted IFRS 16 using the modified retrospective basis of adoption with the date of initial application of 1 July 2019. Under this basis, the cumulative effect of initially applying the standard is applied as an adjustment to the opening balance of retained earnings as at 1 July 2019. Prior year comparatives have not been restated for the effect of IFRS 16 and are presented as historically disclosed under IAS 17.
The majority of the Group’s lease portfolio relates to property leases of offices and delivery centres. The Group also previously leased certain items of office equipment.
The Group previously classified leases as operating or finance leases based on its assessment of whether the lease transferred significantly all of the risks and rewards incidental to ownership of the underlying asset to the Group. Under IFRS 16, the Group recognises right-of-use assets and lease liabilities for all leases except for short-term leases and leases of low value assets.
Previously, the Group classified its property leases as operating leases under IAS 17. Leased property was not capitalised and the lease payments were recognised as rent expense in the statement of comprehensive income on a straight-line basis over the lease term. Any prepaid or accrued rent were recognised under prepayments and accruals, respectively.
On transition, for these leases, lease liabilities were measured at the present value of the remaining lease payments, discounted at an appropriate incremental borrowing rate as at 1 July 2019. Right-of-use assets were measured at an amount equal to the lease liability, adjusted by the amount of any prepayments or accruals relating to leases.
On transition, the Group elected not to reassess whether a contract is, or contains, a lease, instead relying on the assessment already made applying IAS 17 ‘Leases’ and IFRIC 4 ‘Determining whether an Arrangement contains a Lease’. In addition, the Group elected to use the following practical expedients and recognition exemptions available when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•	the recognition exemption for lease contracts that, at their commencement date, have a lease term of 12 months or less and do not contain a purchase option (short-term leases);

•	accounting for leases ending within 12 months of the date of transition as short-term leases;

•	the recognition exemption for lease contracts for which the underlying asset value is of low value (low-value assets);

•	to use hindsight in determining the lease term where contracts contained options to extend or terminate the lease;

•	exclusion of initial direct costs from the measurement of the right-of-use asset recognised on initial adoption of the standard;

•	adjustment of the right-of-use asset on transition by the amount of any previously recognised onerous lease provision, as an alternative to performing an impairment review; and

•	where appropriate, arrangements containing both lease and non-lease components being accounted for as though they comprise a single-lease component.
The Group also previously leased certain items of office equipment. These leases were classified as finance leases under IAS 17. The lease term of all such assets ended within 12 months of the date of initial application of IFRS 16, and therefore the Group did not recognise right-of-use assets in relation to these leases.
At transition, the Group did not have any arrangements in which it acted as a lessor.
Impact on financial statements
On transition to IFRS 16, the Group recognised additional right-of-use assets of £40.2 million, and additional lease liabilities of £40.2 million.
The impact on the Consolidated Balance Sheet on transition is summarised below.

	30 June 2019 £’000	IFRS 16 impact £’000	1 July 2019 £’000
Assets - Non current
Right-of-use assets	—	40,222	40,222
Assets - Current
Prepayments	5,734	(781)	4,953
Liabilities - Current
Lease liabilities	(21)	(8,625)	(8,646)
Accruals	(33,326)	732	(32,594)
Liabilities - Non current
Lease liabilities	—	(31,548)	(31,548)
The lease liability brought onto the balance sheet at transition of £40 million was measured by discounting the remaining lease payments using the incremental borrowing rate applicable to each lease at the date of initial application. The weighted average incremental borrowing rate applied was 2.75%.
The reconciliation of operating lease commitments disclosed at 30 June 2019 to lease liabilities recognised at 1 July 2019 is summarised below:

1 July 2019 £’000
Operating lease commitments disclosed as at 30 June 2019	58,473
Effect of discounting under the specific incremental borrowing rate	(3,937)
Adjustment as a result of different treatment of extension options	5,417
Short-term leases recognised as an expense on a straight-line basis	(435)
Adjustment for leases contracted but not yet commenced	(10,142)
Adjustment for service charges included in operating lease commitments, not included in lease liability under IFRS 16	(9,203)
Additional lease liabilities recognised as a result of IFRS 16	40,173
Existing finance leases	21
Total lease liabilities recognised as at 1 July 2019	40,194
We have presented right-of-use assets and the current and non-current elements of lease liabilities on the face of the Consolidated Balance Sheet. Additionally, to support the additional lessee accounting disclosure requirements introduced by IFRS 16 we have added a dedicated note (note 23) which explains movements in the right-of-use assets during the year, along with other relevant disclosures.
There is no overall impact on the Group’s cash and cash equivalents, however the Consolidated Statement of Cash Flows has been revised to present the element of cash lease payments attributable to lease interest expense and the element attributable to repayment of lease liabilities within cash flows from financing activities.
New and amended accounting standards that have been issued but are not yet effective
The following new or amended standards and interpretations are applicable in future periods but are not expected to have a significant impact on the Group’s consolidated financial statements and related disclosures.
Effective for annual periods beginning on or after January 2020:

•	Amendments to References to the Conceptual Framework in IFRS Standards

•	Amendments to IFRS 3: Definition of a Business

•	Amendments to IAS 1 and IAS 8: Definition of Material

•	Amendments to IFRS 9, IAS 39 and IFRS 7: Interest Rate Benchmark Reform
Effective for annual periods beginning on or after June 2020:

•	Amendments to IFRS 16: COVID 19-Related Rent Concessions
Effective for annual periods beginning on or after January 2022:

•	Amendments to IFRS 1, IFRS 9 and IAS 41: Annual Improvements to IFRS Standards 2018-2020

•	Amendments to IFRS 3: Reference to the Conceptual Framework

•	Amendments to IAS 1: Classification of Liabilities as Current or Non-Current

•	Amendments to IAS 16: Property, Plant and Equipment: Proceeds before Intended Use

•	Amendments to IAS 37: Onerous Contracts - Cost of Fulfilling a Contract
Effective for annual periods beginning on or after January 2023:

•	IFRS 17 - Insurance Contracts

3.	Significant Accounting Policies

A.	Statement of Compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”) and which were in effect at 30 June 2020.
The consolidated financial statements were authorised for issue by the Board on 15 September 2020.

B.	Basis of Preparation
The consolidated financial statements have been prepared on a historical cost convention, except where IFRS requires or permits fair value measurement.
The principal accounting policies adopted by the Group in the preparation of the consolidated financial statements are set out below.
C. Restatement for reclassification of share premium to merger relief reserve
During 2020 fiscal year, following a review of the share premium account, the Directors have determined that share premium of £17,143,000, which arose during the year ended 30 June 2019 upon settlement of the contingent equity consideration for the acquisition of Velocity Partners, should have been classified as merger relief reserve. The impact of this restatement at 30 June 2019 is to decrease share premium by £17,143,000 to £128,000 with a corresponding increase to the merger relief reserve by £17,143,000 to £21,573,000. There is no impact on total equity, on profit or earnings per share in the current year or any earlier periods.
D. Functional and Presentation Currency
The consolidated financial statements are presented in British Pound Sterling (“Sterling”), which is the Company’s functional currency. All financial information presented in Sterling has been rounded to the nearest thousand, except when otherwise indicated.
E. Cost of Sales
The Group divides cost of sales into two categories: direct cost of sales and allocated cost of sales. Direct cost of sales consists primarily of personnel costs, including salary, bonuses, share-based compensation, benefits and travel expenses for the Group’s employees directly involved in delivery of the Group’s services, as well as software licenses and other costs that relate directly to the delivery of services. Allocated cost of sales consists of the portion of depreciation and amortisation expense and property costs related to delivery of the Group’s services.
F. Use of Estimates and Judgments
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
We perform valuations of assets acquired and liabilities assumed on each acquisition accounted for as a business combination and allocate the purchase price to the tangible and intangible assets acquired and liabilities assumed based on our best estimate of fair value. In making these determinations, we are required to make estimates and assumptions that affect the recorded amounts, including future revenue growth, client attrition rates, and discount rates impacting the valuation of client relationship intangible assets. To assist us in making these fair value determinations, we may engage third party valuation specialists.
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
Any contingent consideration payable is measured at fair value at the acquisition date. If the contingent consideration is classified as equity, it is not re-measured and settlement is accounted for within equity. Otherwise, subsequent changes in the fair value of contingent consideration are recognised in profit and loss. At 30 June 2018, the Group held a financial liability measured at fair value of £11.3 million which was considered a major source of estimation uncertainty. During fiscal year ended 30 June 2019, the liability was settled through issuance of new shares, resulting in a fair value adjustment of £5.8 million. The valuation methodology, key assumptions and narrative sensitivity are disclosed in notes 15 and 21.
Transaction costs associated with business combinations are expensed as incurred and are included in selling, general and administrative expenses.
Other than contingent consideration as of 30 June 2018, there are no assumptions made about the future and other sources of estimation uncertainty at the balance sheet date that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities acquired within the next financial year.
Further detailed information in relation to business combinations is included in note 15 to the financial statements.
Recoverability of trade and other receivables
We initially recognise trade and other receivables at fair value, which is usually the original invoiced amount. They are subsequently carried at amortised cost using the effective interest method. The carrying amount of these balances approximates to fair value due to the short maturity of amounts receivable.
Trade receivables are non-interest bearing and are generally on 30 to 90 day terms depending on the geographical territory in which sales are generated. We know that certain debts due to us may not be paid through the default of a small number of our customers. Accordingly, we recognise an expected credit loss allowance, which is deducted from the gross carrying amount of the receivable. The allowance is calculated by reference to credit losses expected to be incurred over the lifetime of the receivable. In estimating a loss allowance we consider historical experience and forward-looking informed credit assessment relating to customer specific trends and conditions alongside other factors such as the current state of the economy and particular industry issues. We consider reasonable and supportable information that is relevant and available without undue cost or effort. Due to the global financial uncertainty arising from the COVID-19 pandemic, management has considered the elevated credit risk on trade receivables. In addition, certain balances (where there was an objective evidence of credit impairment) have been provided for on an individual basis.
G. Going concern
The COVID-19 outbreak since early 2020, which has resulted in the implementation of travel restrictions, quarantines and extended shutdowns of certain businesses globally, has brought about additional uncertainties in the Group’s operating environment. The ongoing impact of COVID-19 has resulted in many countries around the world imposing lockdowns, shelter-in-place orders, quarantines, restrictions on travel and mass gatherings, including the cancellation of trade shows and other events, and the extended shutdown of non-essential businesses that cannot be conducted remotely.
The Group has been closely monitoring the impact of the developments on its businesses, mainly because the continuous worsening of global business and economic conditions may impact the stability of operations and could have an adverse impact on the earnings of the Group. While there have been disruptions to manufacturing and supply chains around the world, the impact on the Group’s operations and liquidity has not been substantial. The Group continues to support our customers in keeping their supply chains running.
In accordance with IAS 1 ‘Presentation of financial statements’, and revised FRC guidance on ‘risk management, internal control and related financial and business reporting’, the Directors have considered the funding and liquidity position of the Group and have assessed the Group’s ability to continue as a going concern for the foreseeable future. In doing so, the Directors have reviewed the Group’s budget and forecasts, and have taken into account all available information about the future for a period of at least, but not limited to, 12 months from the date of approval of these financial statements.
The Group meets its day-to-day working capital requirements and medium-term funding requirements through its trading cash flows. At 30 June 2020, the Group had net assets of £236.3m and net current assets of £111.1m, of which £101.3m was cash and cash equivalents. In addition, the Group has a currently unused revolving credit facility (RCF) of £200m. The Directors remain satisfied with the Group’s funding and liquidity position.
In response to the risks outlined above, and its potential impact on the Group’s ability to continue as a going concern, the Directors have considered the business activities and the Group’s principal risks and uncertainties in the context of the current operating environment. This includes possible impacts of the global COVID-19 pandemic on the Group and reviews of liquidity and covenant forecasts. The potential financial impact of the COVID-19 pandemic has been modelled in our cash flow projections to produce a baseline forecast scenario. This baseline scenario reflects the current business disruption, deterioration in economic conditions and the resulting impact on customers and operations.
The Directors have also considered sensitivities in respect of potential downside scenarios over and above the baseline scenario, and the mitigating actions available in concluding that the Group is able to continue in operation for a period of at least 12 months from the date of approval of these financial statements. The specific scenarios modelled included a downside scenario with a U-shaped revenue impact from COVID-19 leading to three quarters of suppressed revenues followed by a gradual recovery, and a severe but plausible downside scenario with a broader U-shaped revenue impact leading to five quarters of suppressed revenues followed by a gradual recovery.
In the downside scenario, forecast revenue has been stressed by an extended period, reducing the baseline revenue forecast by 12%, with no reduction in the costs included in the baseline scenario. In this scenario our closing cash balance for the forecast period is reduced by £56m, but still remains positive at 30th June 2021 and 31st Dec 2021, and no draw-down from the RCF would be required.
In the severe but plausible downside scenario, forecast revenue has been stressed by a further extended period, reducing the baseline revenue forecast by 40%, and reducing baseline forecast cash by £87m. Again however, the resulting forecast cash position remains positive at 30th June 2021 and 31st Dec 2021, and no draw-down from the RCF would be required. This scenario also includes certain cost mitigation adjustments.
Our Q4 revenue in 2020 was £90.5m, which was a sequential decrease of 2% on our Q3 revenue of £92.2m. Q4 revenue was however, 5% and 10% higher than Q2 and Q1 respectively. This demonstrates that despite being in the COVID-19 lockdown environment during Q4, we were able to largely sustain revenue and we have a reasonable baseline which we expect to build on during fiscal 2021.
Throughout each of the scenarios considered, the Group’s cash position continues to remain strong throughout the forecast period. As noted above, the Group has an unused RCF of £200m, funded by a group of banks. On the basis of the Group’s existing cash reserves and projections, the Directors do not expect to need to draw down on the RCF in the foreseeable future, even in the most stressed scenario considered. Should a more extreme downside scenario occur, additional mitigating actions could be taken, such as reductions in other discretionary operating costs and non-committed capital expenditure.

Having considered the outcome of these assessments, the Directors consider that the Group has adequate resources to continue in operation for the foreseeable future, being at least 12 months from the date of approval of these financial statements, and accordingly continue to adopt the going concern basis in preparing the financial statements.
H. Basis of consolidation
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
I. Foreign Currency
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
Accounting standards are applied on the assumption that the value of money (the unit of measurement) is constant over time. However, when the rate of inflation is no longer negligible, a number of issues arise impacting the true and fair nature of the accounts of entities that prepare their financial statements on a historical cost basis. To address such issues, entities apply IAS 29 Financial Reporting in Hyperinflationary Economies from the beginning of the period in which the existence of hyperinflation is identified. Based on the statistics published in July 2018, the 3-year cumulative rate of inflation for consumer prices and wholesale prices in Argentina reached a level of about 123% and 119%, respectively. On that basis, Argentina was considered an hyperinflationary economy since July 1, 2018. As 30 June 2020 and 2019 the Company has recognised the effects of inflation in their financial statements. The Company also has a subsidiary in Venezuela that is considered a hyperinflationary economy but the functional currency of this company is the U.S. dollar.
J. Financial instruments
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
In order for a financial asset to be classified and measured at amortised cost or fair value through OCI, it needs to give rise to cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.
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
• The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and
• The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding
Financial assets at amortised cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognised in profit or loss when the asset is derecognised, modified or impaired. The Group’s financial assets at amortised cost includes cash and cash equivalents, trade and substantially all other receivables.
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

iv) Impairment
The Group recognises an allowance for expected credit losses (ECLs) for trade receivables and contract assets. The Group applies the simplified approach available in IFRS 9. The allowance is calculated by reference to credit losses expected to be incurred over the lifetime of the receivable. In estimating a loss allowance we consider historical experience and forward-looking informed credit assessment relating to customer specific trends and conditions alongside other factors such as the current state of the economy and particular industry issues. We consider reasonable and supportable information that is relevant and available without undue cost or effort. Due to the global financial uncertainty arising from the COVID-19 pandemic, management has considered the elevated credit risk on trade receivables. In addition, certain balances (where there was an objective evidence of credit impairment) have been provided for on an individual basis.
K. Property, plant and equipment
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
L. Intangible assets and goodwill
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
(iii) Internally-generated intangible assets
Intangible assets arising from development are recognized if, and only if, all the following have been demonstrated:
- the technical feasibility of completing the intangible asset so that it will be available for use or sale;
- the intention to complete the intangible asset and use or sell it;
- the ability to use or sell the intangible asset;
- how the intangible asset will generate probable future economic benefits;
- the ability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

- the ability to measure reliably the expenditure attributable to the intangible asset during its development.
The amount initially recognized for internally-generated assets is the sum of expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally-generated intangible asset can be recognized, development expenditure is recognized in profit or loss in the period in which it is incurred. Subsequent to initial recognition, intangible assets are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.
(iv)    Subsequent expenditure
Subsequent expenditure is only capitalised when it increases the future economic benefits embodied in the specific asset to which is relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognised in the statement of comprehensive income as incurred.
(v)    Amortisation
Except for goodwill, intangible assets are amortised on a straight-line basis in the statement of comprehensive income over their estimated useful lives, from the date they are available for use.

Client relationship	5 - 10 years
Trade name	5 years
Supplier relationships	5 years
Non-compete agreement	3 years
Computer software	3 - 10 years
Licences	Shorter of licence period and up to 3 years
Software - own work capitalised	3 - 5 years
M. Lease agreements
The Group has applied IFRS 16 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17 and IFRIC 4. The details of accounting policies under IAS 17 and IFRIC 4 are disclosed separately.
Policy applicable from 1 July 2019
The Group assesses whether a contract is, or contains, a lease at the inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group uses the definition of a lease in IFRS 16.
This policy is applied to contracts entered into, on or after 1 July 2019.
The Group as a lessee
The Group recognises a right-of-use asset and a lease liability at the lease commencement date with respect to all lease arrangements except for short-term leases (leases with a lease term of 12 months or less) and leases of low value assets. For these leases, the lease payments are recognised as an operating expense on a straight-line basis over the term of the lease.
As the majority of the Group’s lease portfolio relates to property leases of offices and delivery centres, the Group has elected not to separate non-lease components and therefore accounts for the lease and non-lease component as a single lease component.
Right-of-use assets are initially measured at cost, comprising the initial amount of the corresponding lease liability, adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.
Right-of-use assets are subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, right-of-use assets are adjusted for any remeasurement of lease liabilities. Right-of-use assets are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be fully recoverable.
Lease liabilities are initially measured at the present value of the lease payments that are due over the lease term, which have not been paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the incremental borrowing rate applicable to each lease. This is the rate that the Group would have to pay for a loan of a similar term, and with a similar security, to obtain an asset of a similar value.
The Group calculates the incremental borrowing rate applicable to each lease by obtaining information from various external sources in relation to interest rates and credit risk and makes certain adjustments to reflect the terms of the lease, the type of asset leased, the country and currency of the lease.
Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments, less any lease incentives receivable;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be paid under residual value guarantees;

•	the exercise price of any purchase options that are reasonably certain to be exercised;

•	payments due over optional renewal periods that are reasonably certain to be exercised; and

•	penalties for early termination of a lease where we are reasonably certain to terminate early.
Any variable lease payments that do not depend on an index or a rate are recognised as an expense in the period in which the event or condition that triggers the payment occurs.
Lease liabilities are subsequently measured at amortised cost using the effective interest method. Lease liabilities are remeasured if there is a modification, a change in future lease payments due to a renegotiation or market rent review or a change of an index or rate, or the amount expected to be payable under a residual guarantee, or if we change our assessment of whether we will exercise a purchase, renewal or termination option. When a lease liability is remeasured, a corresponding adjustment is made to the related right-of-use asset.
The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.
The Group presents right-of-use assets and lease liabilities as separate line items on the face of the balance sheet.
The Group as a lessor
When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease. To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Group is an intermediate lessor, the head-lease and sub-lease are accounted for as two separate contracts. The head lease is accounted for as per the lessee policy above. The sub-lease is classified as a finance lease or operating lease by reference to the right-of-use asset arising from the head lease. Where the lease transfers substantially all the risks and rewards of ownership to the lessee the contract is classified as a finance lease; all other leases are classified as operating leases. If an arrangement contains lease and non-lease components, the Group applies IFRS 15 to allocate the consideration in the contract.
Rental income from operating leases is recognised on a straight-line basis over the term of the relevant lease. Amounts due from lessees under finance sub-leases are recognised as receivables at the amount of the Group’s net investment in the leases, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the discount rate used in the head lease.
Policy applicable before 1 July 2019
Finance lease agreements
Where the Group enters into a lease that entails taking substantially all the risks and rewards of ownership of an asset, the lease is treated as a finance lease. The asset is recorded in the balance sheet as property, plant and equipment and is depreciated in accordance with the above depreciation policies. Future instalments under such leases, net of finance charges, are included within borrowings. Rentals payable are apportioned between the finance element, which is charged to the statement of comprehensive income on a straight-line basis, and the capital element which reduces the outstanding obligation for future instalments.
Operating lease agreements
Rental payments applicable to operating leases where substantially all of the benefits and risks of ownership remain with the lessor are charged to the statement of comprehensive income on a straight-line basis over the period of the lease.
Lease incentives (such as rent-free periods or contributions by the lessor to the lessee’s relocation costs) are considered an integral part of the consideration for the use of the leased asset. Incentives are treated as a reduction of lease income or lease expense. As they are an integral part of the net consideration agreed for the use of the leased asset, incentives are recognised by both the lessor and the lessee over the lease term, with each party using a single amortisation method applied to the net consideration.
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
N. Impairment
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
O. Employee benefits
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

(iii)    Employee benefit trust
All assets and liabilities of the Endava Limited Guernsey Employee Benefit Trust (“the EBT”) have been consolidated in the consolidated financial statements as the Group has de facto control over the EBT’s net assets. Any assets held by the EBT cease to be recognised on the Consolidated Balance Sheet when the assets vest unconditionally in identified beneficiaries.
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
P. Revenue
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
Under managed service contracts, the Group typically bills and collects upon executing the applicable contract and typically recognises revenue over the service period on a straight-line basis. Certain of the Group’s managed service contracts contain service-level commitments regarding availability, responsiveness, security, incident response and/or fulfilment of service and change requests. To the extent the Group has an uncertainty regarding its ability to comply with a service-level commitment, recognition of revenue related to the applicable contract would be deferred until the uncertainty is resolved and revenue recognised would be restricted to the extent of any provision made for potential damages or service-level credits. Further, to the extent the Group believes that it is probable that an outflow of resources may be required to address non-compliance with a service-level commitment, a provision would be made to cover the expected cost.
The Group accounts for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. The Group identifies its distinct performance obligations under each contract. A performance obligation is a promise in a contract to transfer a distinct product or service to the customer. The transaction price is the amount of consideration to which the Group expects to be entitled in exchange for transferring products or services to a customer. With respect to all types of contracts, revenue is only recognised when the performance obligations are satisfied and the control of the services is transferred to the customer, either over time or at a point in time, at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those services. Consideration from contracts with customers is allocated to the performance obligations identified based on their relative standalone selling price which is generally directly observable from sales to similarly situated clients. The Group also considers whether there are other promises in the contract that are separate performance obligations to which a portion of the transaction price needs to be allocated. The Group has concluded that it is the principal in its revenue arrangements because it typically controls the services before transferring them to the customer. Anticipated profit margins on contracts are reviewed monthly by the Group and, should it be deemed probable that a contract will be unprofitable, any foreseeable loss would be immediately recognised in full and provision would be made to cover the lower of the cost of fulfilling the contact and the cost of exiting the contract.
Q. Government grants
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
R. Finance income and finance expense
Finance expense consists primarily of interest expense on borrowings and leases, running costs related to the Company’s revolving credit facility and unwinding of the discount on acquisition holdbacks and contingent consideration. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognised in the statement of comprehensive income using the effective interest method. Finance income consists of interest income on funds invested. Interest income is recognised as it accrues in the statement of comprehensive income, using the effective interest method.
Finance income and finance costs also reflect the net effect of realised and unrealised foreign currency exchange gains and losses.
S. Income taxes
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
T. Cash and cash equivalents
Cash and cash equivalents comprise cash on hand and demand deposits, together with other short-term, highly liquid investments that are readily convertible into known amounts of cash and that are subject to an insignificant risk of changes in value.
U. Equity, reserves and dividend payments
Share capital represents the nominal value of shares that have been issued.
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
V. Share split
On 6 July 2018, the Company completed a five for one share split of each class of ordinary shares. This share split has been reflected in the financial statements impacting earnings per share calculations and disclosures regarding the number of ordinary shares. This is reflected in Notes 13, 24, 26 and 27 of these financial statements.

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
Major Customer
Worldpay (UK) Limited, or together with Worldpay Group Limited and its consolidated subsidiaries, Worldpay, was our largest client for each of the last three years, contributing less than 10.0% in both 2020 and 2019 and 10.8% in 2018 of our total revenue.
Geographical Information of Group’s Non-Current Assets
Geographical information about the Group's non-current assets (excluding deferred tax asset) is based on locations where the assets are accumulated:

	2020 £’000	2019 £’000
United Kingdom	£38,284	£26,436
North America	28,321	29,248
Europe	30,491	6,779
RoW (1)	11,287	13,786
Total	£108,383	£76,249
(1) Rest of World

5.	Revenue
Set out below is the disaggregation of the Group’s revenue from contracts with customers by geographical market, based on where the service is being delivered to:

	2020 £’000	2019 £’000	2018 £’000
United Kingdom	£155,507	£129,513	£98,571
North America	100,089	79,231	45,600
Europe	85,882	79,186	73,442
RoW(1)	£9,472	£—	£—
Total	£350,950	£287,930	£217,613
(1) Rest of World (RoW) is a new geography highlighted in fiscal year ended June 30, 2020. In previous years, clients located in RoW were immaterial.
The Group’s revenue by industry sector is as follows:

	2020 £’000	2019 £’000	2018 £’000
Payments and Financial Services	£185,175	£152,179	£123,675
TMT	90,255	78,888	61,095
Other	75,520	56,863	32,843
Total	£350,950	£287,930	£217,613

The Group’s revenue by contract type is as follows:

	2020 £’000	2019 £’000	2018 £’000
Time and materials contracts	£305,766	n/a*	n/a*
Fixed price contracts	45,184	n/a*	n/a*
Total	£350,950	£287,930	£217,613
* A comparable breakdown of revenue by contract type is not available for previous financial years, due to internal billing systems changes that were implemented in the 2019 fiscal year.
As at 30 June 2020, the aggregate transaction value of revenue that has not been recognised relating to unsatisfied, or partially satisfied, performance obligations was £61 million. This relates to fixed price contracts with forward contractual commitments.This revenue is expected to be recognised over the following time periods:

£’000

Less than 1 year	£28,405
1 to 2 years	16,917
2 to 3 years	11,040
More than 3 years	4,228
Total	£60,590
Revenue recognised in the fiscal 2020 year relating to performance obligations that were satisfied, or partially satisfied, in previous years was not material.

6.	Operating Profit

	2020 £’000	2019 £’000	2018 £’000
Operating profit is stated after charging/(crediting):
Depreciation of owned property, plant and equipment	4,795	3,969	3,266
Depreciation of assets held under finance leases	21	34	72
Depreciation of right-of-use assets	9,072	—	—
Impairment of non-current assets (tangibles and intangibles)	—	—	19
Amortisation of intangible assets	4,837	3,897	2,912
Net gain on disposal of property, plant and equipment	(11)	(23)	(5)
Net gain on disposal of right-of-use asset	(23)	—	—
Net gain on disposal of subsidiary	(2,215)	—	—
Gain on derecognition of right-of-use assets sub-leased	(472)	—	—
Research and development expenditure credit	(1,600)	(1,278)	(1,008)
Government grants	(670)	(819)	(1,633)
Share-based compensation	15,663	12,022	1,505
Discretionary EBT bonus	27,874	—	—
Expected credit loss allowance on trade receivables	3,169	8	437
Initial public offering expenses	—	1,055	4,537
Sarbanes-Oxley compliance readiness expenses	—	1,440	106
Secondary offering expenses	—	1,009	—
Operating lease costs:
Land and buildings	1,053	9,941	8,444
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
Operating lease costs for the year ended 30 June 2020 include short-term lease rent (not in scope for IFRS 16), property taxes and other property related costs.
Disposal of Endava Technology SRL (“the Captive”)
Pursuant to an agreement entered into with Worldpay in November 2016, Endava granted Worldpay an option to acquire a captive Romanian subsidiary that Endava created and staffed for Worldpay. On June 1, 2019, Endava entered into an agreement to sell the Captive to Worldpay and to terminate the option and transfer agreement. On August 31, 2019 the transaction was completed and the employees of the Captive became employees of Worldpay. Endava has agreed to provide Worldpay certain transition services under a Transition Services Agreement between Endava and Worldpay, which remains in place following the closing of the sale of the Captive. The aggregate selling price of the Captive was £3.6 million and the Group recognised a gain on disposal of subsidiary of £2.2 million.

Auditor’s remuneration:
The Group recognised the following fees from its auditors in respect of the audit of the financial statements and for other services provided to the Group:

	2020 £’000	2019 £’000	2018 £’000
Audit of the financial statements	£840	£741	£437
Subsidiary local statutory audits	103	95	85
SOX attestation fees	832	—	—
Total audit fees	1,775	836	522
Initial public offering expenses	—	—	655
Secondary offering expenses	—	150	—
Other SEC filings review expenses	—	36	—
Total audit related fees	—	186	655
Total auditor’s remuneration	£1,775	£1,022	£1,177

7.	Particulars of Employees (including Directors)

	2020 No.	2019 No.	2018 No.
Average number of staff employed by the group during the year (including directors):
Number of operational staff	5,633	4,902	3,957
Number of administrative staff	601	503	373
Number of management staff	8	7	7
Total	6,242	5,412	4,337

	2020 £’000	2019 £’000	2018 £’000
Aggregate payroll costs of the above were:
Wages and salaries	£222,918	£163,399	£122,166
Social security and pension costs	16,288	13,767	15,336
Share-based compensation	15,663	12,022	1,505
Total	£254,869	£189,188	£139,007

8.	Key Management Remuneration
The compensation of the members of our Board of Directors was:

	2020 £’000	2019 £’000	2018 £’000

Remuneration paid	£1,405	£1,281	£1,204
Company contribution to pension scheme	71	65	50
Share-based compensation	1,731	1,164	107
Total	£3,207	£2,510	£1,361

Emoluments of highest paid director:
Remuneration paid	£694	£620	£589
Company contributions to pension scheme	53	47	34
Share-based compensation	970	501	25
Total	£1,717	£1,168	£648
There were 2 directors who were members of a pension scheme during the year (2019: 2; 2018: 2).
The highest paid director exercised 22,500 options during the year (2019: 654,195, 2018: nil) and was granted 55,788 options under a long-term incentive plan (2019: 90,000; 2018: nil).

9.	Finance Expense

	2020 £’000	2019 £’000	2018 £’000
Interest charge on bank borrowings	£10	£90	£460
Running costs related to our revolving credit facility	809	248	101
Interest charge on leases	1,066	3	8
Foreign exchange loss	—	—	17
Other interest charge	6	4	3
Fair value movement of financial liabilities	49	5,954	229
Total	£1,940	£6,299	£818

10.	Finance Income

	2020 £’000	2019 £’000	2018 £’000
Interest income on bank deposits	£497	£450	£26
Other interest income	58	36	9
Gain on derecognition of right-of-use assets sub-leased	472	—	—
Fair value movement of financial assets	30	—	—
Foreign exchange gain	2,052	2,943	—
Total	£3,109	£3,429	£35

11.	Tax On Profit On Ordinary Activities
Analysis of charge / (credit) in the year

	2020 £’000	2019 £’000	2018 £’000
U.K. corporation tax based on the results for the year ended 30 June 2020 at 19% (2019 : 19%, 2018: 19%)	£123	£4,636	£1,977
Overseas tax	5,130	5,207	4,048
Current Tax	5,253	9,843	6,025
Deferred Tax	(1,407)	(3,750)	(350)
Total tax	£3,846	£6,093	£5,675
A U.K. Corporation rate of 19% (effective 1 April 2020) was substantively enacted on 17 March 2020, reversing the previously enacted reduction in the rate from 19% to 17%.
Reconciliation of the tax rate on group profits

	2020		2019		2018
	£’000%		£’000%		£’000%
Profit on ordinary activities before taxation	£25,256		£30,100		£24,650
Profit on ordinary activities at U.K. statutory rate	4,799	19.0	5,719	19.0	4,684	19.0
Differences in overseas tax rates	(912)	(3.6)	(922)	(3.1)	(359)	(1.5)
Impact of share-based compensation	400	1.6	288	1.0	150	0.6
Utilisation of previously unrecognised tax losses	(97)	(0.4)	—	—	(2)	—
Non taxable gain on sale of subsidiary	(421)	(1.7)	—	—	—	—
Other permanent differences	63	0.2	632	2.1	1,030	4.2
Adjustments related to prior periods	(221)	(0.9)	164	0.5	(73)	(0.3)
Tax on unremitted earnings/withholding tax on dividends	399	1.6	212	0.7	185	0.8
Impact of rate change on deferred tax	(164)	(0.6)	—	—	60	0.2
Total	£3,846	15.2%	£6,093	20.2%	£5,675	23.0%
The other permanent differences of £63,000 as of 30 June 2020 are mainly related to certain expenses that are not expected to be tax deductible in any jurisdiction net of tax credits.
The other permanent differences of £632,000 as of 30 June 2019 are mainly related to certain expenses of the initial public offering that are not expected to be tax deductible in any jurisdiction.
Tax on items charged to equity and statement of comprehensive income

	2020 £’000	2019 £’000	2018 £’000
Deferred tax - share-based compensation	£(1,015)	£(4,077)	£(1,090)
Current tax - share-based compensation	(2,821)	(2,159)	—
Total credit to equity and statement of comprehensive income	£(3,836)	£(6,236)	£(1,090)

Unremitted Earnings
The aggregate amount of unremitted profits at 30 June 2020 was approximately £27,500,000 (2019: £29,000,000). The movement during the year reflects profits made in various territories outside of the United Kingdom and repatriation of such profits through various dividend payments to Endava plc. U.K. legislation relating to company distributions provides for exemption from tax for most repatriated profits. Deferred taxation of £886,000 has been provided on these profits as of 30 June 2020 (2019: £609,000).

12.	Deferred Tax Assets and Liabilities
Deferred taxes arising from temporary differences and unused tax losses are summarised as follows:

Deferred tax 2020	At 1 July 2019 £’000	Exchange Adjustments £’000	Credit / (Charge) to Profit and Loss £’000	Credit to Equity £’000	Acquisition £’000	At 30 June 2020 £’000
Accelerated capital allowances	£(130)	£—	£85	£—	£—	£(45)
Tax losses	867	—	32	—	—	899
Share-based compensation	6,854	—	1,016	1,015	—	8,885
Intangible assets	(440)	(167)	344	—	(2,657)	(2,920)
Other temporary differences	366	(24)	(70)	—	388	660
Total	£7,517	£(191)	£1,407	£1,015	£(2,269)	£7,479

Deferred tax 2019	At 1 July 2018 £’000	Exchange Adjustments £’000	Credit / (Charge) to Profit and Loss £’000	Credit to Equity £’000	At 30 June 2019 £’000
Accelerated capital allowances	£(87)	£—	£(43)	£—	£(130)
Tax losses	62	—	805	—	867
Share-based compensation	1,670	—	1,107	4,077	6,854
Intangible assets	(2,089)	39	1,610	—	(440)
Other temporary differences	100	(5)	271	—	366
Total	£(344)	£34	£3,750	£4,077	£7,517
All deferred tax movements arise from the origination and reversal of temporary differences. Deferred tax assets are recognised to the extent it is probable that taxable profits will be generated against which those assets can be utilised.
After offsetting deferred tax assets and liabilities where appropriate within territories, the net deferred tax comprises:

	2020 £’000	2019 £’000
Deferred tax assets	13,340	9,550
Deferred tax liabilities	(5,861)	(2,033)
Net deferred tax	7,479	7,517

13.	Earnings Per Share
Basic earnings per share
Basic EPS is calculated by dividing the profit for the year attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.

	2020 £’000	2019 £’000	2018 £’000
Profit for the year attributable to equity holders of the Company	21,410	24,007	18,975

	2020	2019	2018
Weighted average number of shares outstanding	53,423,575	50,116,979	45,100,165

	2020	2019	2018
Earnings per share - basic (£)	0.40	0.48	0.42
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

	2020 £’000	2019 £’000	2018 £’000
Profit for the year attributable to equity holders of the Company	21,410	24,007	18,975
Fair value movement of financial liabilities	—	—	126
Profit for the year attributable to equity holders of the Company including impact of fair value adjustment of contingent consideration	21,410	24,007	19,101

	2020	2019	2018
Weighted average number of shares outstanding	53,423,575	50,116,979	45,100,165
Diluted by: options in issue and contingent shares	2,641,505	4,909,244	5,326,051
Weighted average number of shares outstanding (diluted)	56,065,080	55,026,223	50,426,216

	2020	2019	2018
Earnings per share - diluted (£)	0.38	0.44	0.38

14.	Goodwill

2020	£’000
Cost
At 1 July 2019	36,760
Acquired through business combinations	20,463
Effect of foreign exchange translations	(338)
At 30 June 2020	56,885

2019
Cost
At 1 July 2018	41,062
Acquired through business combinations	—
Effect of foreign exchange translations	(4,302)
At 30 June 2019	36,760

Net book value
At 30 June 2020	56,885
At 30 June 2019	36,760
The Group has one Cash Generating Unit (“CGU”) and accordingly goodwill is reported under one CGU. Goodwill acquired in a business combination is allocated, from the acquisition date, to the CGU that is expected to benefit from synergies of the combination and represents the lowest level within the entity at which the goodwill is monitored for internal reporting purposes.
During fiscal 2020, the Group acquired 100% of Intuitus Limited’s (“Intuitus”) voting rights and obtained control of Intuitus, which resulted in an increase in goodwill of £8,569,000. All goodwill is recorded in local currency of the acquired company, which is Sterling and has been allocated to the Group CGU. The Group also completed the acquisition of Exozet GmbH (“Exozet”), acquiring 100% of the voting rights and obtaining control. This resulted in an increase in goodwill of £11,893,000. All goodwill is recorded in the local currency of the acquired company, which is the Euro and has been allocated to the Group CGU.
During fiscal 2018, the Group acquired 100% of Velocity Partners, LLC (“Velocity Partners”) voting rights and obtained control of Velocity Partners, which resulted in an increase in goodwill of £24,212,000. All goodwill is recorded in local currency. Additions are converted at the exchange rate on the date of the transaction and the goodwill at the end of the year is stated at closing exchange rates. The Goodwill has been allocated to the Group CGU.
During 2019 fiscal year, following a review of the allocation of goodwill to foreign operations, the Directors have determined that goodwill of £24,212,000 which arose on the acquisition of Velocity Partners on 29 December 2017 should have been allocated differently. This element of goodwill was previously denominated in US Dollars and has now been allocated into functional currencies of the underlying foreign operations.
The re-denomination has given rise to a total reduction in the carrying value of Goodwill of £4,649,000 that has been recognised in the year-ended 30 June 2019. Had this allocation taken place at acquisition, a £3,155,000 decrease in the carrying value would have been recognised in the year-ended 30 June 2018. As this change has no impact on either the profit for the year or the statement of cash flows and as the net prior-period impact of £3,155,000 is not material in the context of the overall value of goodwill or net assets, it is, in the judgement of the Directors, appropriate to affect the change in allocation in 2019 fiscal year.
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
For the year ended 30 June 2020, the Board reviewed the value of goodwill based on internal value in use calculations. The key assumptions for these calculations are discount rates, growth rates and expected changes to gross margins during the period. The growth rates for the analysed period are based on management’s expectations of the medium-term performance of the acquired businesses, planned growth market shares, industry forecasts and growth in the market. These calculations used five-year cash flow projections based on financial budgets approved by management and assumed a 1.5% terminal growth rate thereafter.
The key assumptions used in the assessments for the years ended 30 June 2020, 2019 and 2018 are as follows:

	2020	2019	2018
Growth rate	20%	20%	20%
Discount rate	11.4%	14.5%	15.7%
Terminal growth rate	1.5%	1.5%	1.5%
Management’s impairment assessment for 2020, 2019 and 2018 indicates value in use substantially in excess of the carrying value of goodwill. Management therefore believes that no reasonably possible change in any of the above key assumptions would cause the carrying value of the unit to materially exceed its recoverable amount.
As at 30 June 2020, 2019 and 2018, there were no indicators of impairment that suggested that the carrying amount of the Group’s goodwill is not recoverable.

15.	Business combinations
Acquisition of Exozet GmbH
On 17 December 2019 (the “ Exozet Acquisition Date”), the Group entered into a Share Purchase Agreement (“the Exozet Purchase Agreement”) pursuant to which the Group acquired all of the issued and outstanding equity of Exozet GmbH (“Exozet”). Exozet has a team of 156 employees based in Germany and Austria with end-to-end expertise from consulting to design, implementation and technical innovation.
The acquisition accounting of Exozet GmbH acquisition was considered provisional as at 30 June 2020, pending final conclusion on the opening working capital adjustment.
The consideration includes elements of cash, contingent and deferred compensation and equity consideration. The following table summarises the acquisition date fair values of each major class of consideration transferred:

£’000
Initial cash consideration	15,976
Fair value of deferred consideration	1,677
Fair value of equity consideration	847
Fair value of credit loss utilisation refund consideration	215
Total consideration transferred	18,715
Under the Exozet Purchase Agreement, the Group paid the former equity holders of Exozet a cash purchase price of £16.0 million. In addition, the Group recognised a fair value of £1.7 million of deferred consideration attributed to a holdback amount, payable within 12 months of the acquisition date. The Company issued 24,392 Class A ordinary shares in the form of ADSs to the sellers as part of the purchase price, with a fair value of £0.8 million. The credit loss refund consideration of £0.2 million represents amounts due to the former equity holders of Exozet if brought forward tax losses are successfully utilised.
Under the Purchase Agreement, there are other amounts that are payable in future periods based on the continued service of certain employees of Exozet. £2.9 million worth of share units under the 2018 Equity Incentive Plan were granted to the Sellers on completion of the acquisition, which vest over a 4-year period and are all subject to continued employment. A portion of the overall share units is also subject to achievement of specific revenue and EBITDA goals over the earn-out period. As all share units are based on continued service provided to the post-combination entity, they have been excluded from consideration and will instead be accounted for as ongoing remuneration under IFRS 2.
The Company's allocation of the total purchase consideration amongst the net assets acquired is as follows:

Fair Value £’000
Intangible asset - Client relationships	6,955
Other intangible assets	1,030
Property, plant and equipment	128
Right-of-use asset	1,136
Deferred tax asset	604
Trade and other receivables	2,611
Cash and cash equivalents	801
Borrowings	(956)
Trade and other payables	(1,501)
Corporation tax payable	(310)
Lease liability	(1,136)
Deferred tax liability	(2,540)
Fair value of identifiable net assets	6,822
Other than intangible assets, the fair value approximates the carrying value of the net assets acquired.

Intangible assets subject to valuation include client relationships. Other intangible assets that exist include technology related intangibles (own work capitalised).
The multi period excess earnings method (“MEEM”) was applied to determine the fair value of the client relationship intangible asset. The fair value determined under this approach is a function of the following: (1) future revenues expected to be generated by these assets and the profitability of these assets; (2) identification of the contribution of other tangible and intangible assets to the cash flows of these assets to apply an appropriate capital charge against the cash flows; and (3) determination of the appropriate risk-adjusted discount rate to calculate the present value of the stream of anticipated cash flows. An estimate was made by the Group regarding the amount of future revenues that could be attributed to Exozet’s clients that existed as of the acquisition date. This revenue projection was based on recurring revenue from existing customers prior to any customer attrition. As the estimate of fair value for the customer related asset is based on MEEM, consideration was given to contributions to earnings from “contributory assets” other than customer relationships, in order to isolate the cash flows attributable to the customer related asset inclusive of other assets. The after-tax residual cash flows attributable to existing customers were adjusted for attrition and discounted to a present value.
The technology related asset relates to internal hours for development of specific intellectual property. Such internal projects are approved by Management only if future benefits are specified and likely. Management concluded that the net book value at acquisition date represents a reasonable estimate of its fair value.The fair value of the assembled workforce acquired is included in the amount initially recorded as goodwill.
Deferred tax
The deferred tax liability at acquisition on the client relationship was £2.0 million based on a book base of £7.0 million and a tax base of £nil at the date of acquisition.
Goodwill
Goodwill arising from the acquisition has been recognised as follows:

£’000
Consideration transferred	18,715
Fair value of identifiable net assets	(6,822)
Goodwill	11,893
The goodwill arising from the acquisition represents the knowledge and experience of the workforce, who are instrumental to securing future revenue growth and in the development of new IP and know-how, the revenue and cost synergies that are achievable and the growth opportunities that are available within the broader digital agency market. There is no goodwill amount that is expected to be deductible for tax purposes.
Revenue and Loss of Exozet from the Exozet Acquisition Date to 30 June 2020

£’000
Revenue	8,054
Loss	100
Management’s estimate of Revenue and Profit of Exozet for the reporting period ended 30 June 2020 (had the acquisition occurred at the beginning of the reporting period)

£’000
Revenue	15,623
Profit	501
Acquisition Related Costs

£’000
Legal and professional fees	620

The acquisition related costs are expensed as incurred.
Acquisition of Intuitus Limited
On 1 November 2019 (the “Intuitus Acquisition Date”), the Group entered into a Share Purchase Agreement (“the Intuitus Purchase Agreement”) pursuant to which the Group acquired all of the issued and outstanding equity of Intuitus Limited (“Intuitus”), obtaining control. Intuitus is a leading independent provider of technology and digital due diligence, and other technology advisory services to Private Equity clients. In connection with its acquisition of Intuitus, the Group acquired over 100 active clients, most of which are Private Equity firms based in the United Kingdom and Continental Europe, as well as in the United States and Middle East.
The acquisition accounting of the Intuitus acquisition was considered final as at 30 June 2020.
The consideration includes elements of cash, deferred compensation and equity consideration. The following table summarises the acquisition date fair values of each major class of consideration transferred:

£’000
Initial cash consideration	9,024
Fair value of deferred consideration	1,889
Fair value of equity consideration	3,110
Total consideration transferred	14,023
Under the Intuitus Purchase Agreement, the Group paid the former equity holders of Intuitus a cash purchase price of £9.0 million. In addition, the Group recognised a fair value of £1.9 million of deferred consideration attributed to a holdback amount, payable within 18 months of the acquisition date. The Company also issued 98,147 Class A ordinary shares in the form of ADSs to the sellers as part of the purchase price, with a fair value of £3.1 million.
Under the Purchase Agreement, there are other amounts that are payable in future periods based on the continued service of certain employees of Intuitus £2.5 million worth of share units under the 2018 Equity Incentive Plan were granted to the Sellers on completion of the acquisition, which vest over a 4-year period and are all subject to continued employment. A portion of the overall share units is also subject to achievement of specific revenue and profit margin goals over the earn-out period. As all share units are based on continued service provided to the post-combination entity, they have been excluded from consideration and will instead be accounted for as ongoing remuneration under IFRS 2.
The Company's allocation of the total purchase consideration amongst the net assets acquired is as follows:

Fair Value £’000
Intangible asset - Client relationships	2,547
Intangible asset - Trade name	272
Intangible asset - Supplier relationships	120
Other intangible assets	9
Property, plant and equipment	82
Right-of-use asset	548
Deferred tax asset	225
Trade and other receivables	2,054
Cash and cash equivalents	2,488
Corporation tax receivable	247
Trade and other payables	(2,041)
Lease liability	(539)
Deferred tax liability	(558)
Fair value of identifiable net assets	5,454
Other than intangible assets, the fair value approximates the carrying value of the net assets acquired.

Intangible assets subject to valuation include: Intuitus trade name, network of contractors (supplier relationship), client relationships and workforce. Other intangibles considered but not valued included: software, favourable and unfavourable agreements and non-compete agreements. The income approach (relief from royalty) was used to value Intuitus trade name, the income approach (excess earnings) for client relationships and the cost approach for network of contractors and workforce.
The relief from royalty method assumes that the value of an intangible asset is equal to the present value of the amount the business would be prepared to pay to lease or rent that asset under a contract if it did not own the asset. The value of an intangible asset under this method is calculated as the difference between the business value estimated under two sets of cash flow projections: a) the value of the business with all assets in place at the valuation date, and b) the value of the business with all assets in place but the subject asset at the valuation date.
The multi period excess earnings method (“MEEM”) was applied to determine the fair value of the client relationship intangible asset. The fair value determined under this approach is a function of the following: (1) future revenues expected to be generated by these assets and the profitability of these assets; (2) identification of the contribution of other tangible and intangible assets to the cash flows of these assets to apply an appropriate capital charge against the cash flows; and (3) determination of the appropriate risk-adjusted discount rate to calculate the present value of the stream of anticipated cash flows. An estimate was made by the Group regarding the amount of future revenues that could be attributed to Intuitus’s clients that existed as of the acquisition date. This revenue projection was based on recurring revenue from existing customers prior to any customer attrition. As the estimate of fair value for the customer related asset is based on MEEM, consideration was given to contributions to earnings from “contributory assets” other than customer relationships, in order to isolate the cash flows attributable to the customer related asset inclusive of other assets. The after-tax residual cash flows attributable to existing customers were adjusted for attrition and discounted to a present value.
The cost approach is based on the current cost to recreate or duplicate the asset less an appropriate allowance for a decrease in value due to the passage of time or obsolescence. Incorporated in the cost approach is the economic principle of substitution, which states that an informed purchaser would pay no more for an asset than the cost of purchasing or producing a substitute asset with the same utility as the appraised asset.
The fair value of the assembled workforce acquired is included in the amount initially recorded as goodwill.
Deferred tax
The deferred tax liability at acquisition on the client relationship and other intangibles (trade name and supplier relationship) was £0.6 million based on a book base of £2.9 million and a tax base of £0 at the date of acquisition.
Goodwill
Goodwill arising from the acquisition has been recognised as follows:

£’000
Consideration transferred	14,023
Fair value of identifiable net assets	(5,454)
Goodwill	8,569
The goodwill arising from the acquisition represents the assembled workforce and expected synergies from combining Intuitus operations into the Group’s existing operations. The acquisition will enhance the Company’s capability and accelerates its market penetration within the private equity sector. There is no goodwill amount that is expected to be deductible for tax purposes.
Revenue and Loss of Intuitus from Intuitus Acquisition Date to 30 June 2020

£’000
Revenue	3,368
Loss	267
Management’s estimate of Revenue and Loss of Intuitus for the reporting period ended 30 June 2020 (had the acquisition occurred at the beginning of the reporting period)

£’000
Revenue	5,222
Loss	465
Acquisition Related Costs

£’000
Legal and professional fees	208
Stamp duty	70
Total	278
The acquisition related costs are expensed as incurred.
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
Under the Purchase Agreement, the Group paid to the former equity holders of Velocity Partners a cash purchase price of £28.6 million. In addition, the Group recognised a fair value of £4.2 million of deferred consideration attributed to a holdback amount, of which £3.0 million was paid during 2019 and £1.5 million was paid during 2020.
The contingent consideration was settled with equity during 2019. The Group measured its contingent consideration liability at fair value (the “contingent equity consideration”). Since the IPO happened on 27 July 2018, the fair value of the contingent consideration increased because the closing price achieved on IPO was higher than the price valuation used at 30 June 2018. This was recognised in the statement of comprehensive income as a fair value adjustment.
The tax refund consideration of £1.2 million represents the amounts due to the former equity holders of Velocity Partners if the Group receives certain future tax refunds. As part of Velocity Partner’s closing balance sheet as of the acquisition date, Velocity Partners has recorded a $0.5 million tax receivable for a Washington State tax refund for the periods from 2010-2013 and $1.1 million value-added tax receivable in Argentina, recorded in other receivables. In the instance Velocity Partners receives proceeds under either of these tax refunds, they are owed to the seller as part of the terms of the Equity Purchase Agreement.
The Company's allocation of the total purchase consideration amongst the net assets acquired is as follows:

Fair Value £’000
Intangible asset - Client relationships	15,214
Property, plant and equipment	932
Trade and other receivables	6,045
Cash and cash equivalents	2,341
Trade and other payables	(3,791)
Corporation tax payable	(39)
Deferred tax liability	(27)
Fair value of identifiable net assets	20,675
Other than intangible assets, the fair value approximates the carrying value of the net assets acquired.
Intangible assets subject to valuation include client relationships. Other immaterial intangibles assets that exist include the Velocity Partners trade name and a non-compete agreement.
The multi period excess earnings method (“MEEM”) was applied to determine the fair value of the client relationship intangible asset. The fair value determined under this approach is a function of the following: (1) future revenues expected to be generated by these assets and the profitability of these assets; (2) identification of the contribution of other tangible and intangible assets to the cash flows of these assets to apply an appropriate capital charge against the cash flows; and (3) determination of the appropriate risk-adjusted discount rate to calculate the present value of the stream of anticipated cash flows.
An estimate was made by the Group regarding the amount of future revenues that could be attributed to Velocity Partners’ clients that existed as of the acquisition date. This revenue projection was based on recurring revenue from existing customers prior to any customer attrition. As the estimate of fair value for the customer related asset is based on MEEM, consideration was given to contributions to earnings from “contributory assets” other than customer relationships, in order to isolate the cash flows attributable to the customer related asset inclusive of other assets. The after-tax residual cash flows attributable to existing customers were adjusted for attrition and discounted to a present value. The fair value of the assembled workforce acquired is included in the amount initially recorded as goodwill.
Deferred Tax
The deferred tax liability at acquisition on the client relationship was zero as the tax base at the date of acquisition was equal to the carrying value. Over time, a temporary difference will arise and applicable U.S. tax rates will be applied to arrive at the deferred tax balance.
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

Management’s estimate of Revenue and Profit of Velocity Partners for the reporting period ended 30 June 2018 (had the acquisition occurred at the beginning of the reporting period)

£’000
Revenue	30,383
Profit	4,327
Acquisition Related Costs

£’000
Legal and professional fees	1,233
Acquisition related costs are expensed as incurred.

16.	Intangible Assets

2020	Client relationship £’000	Software and licences £’000	Non-Compete Agreement £’000	Trade name £’000	Supplier relationships £’000	Software own work-concluded projects £’000	Software own work-projects in progress £’000	Total £’000
Cost
At 1 July 2019	£34,440	£4,885	£139	£—	£—	£—	£—	£39,464
Additions	—	2,427	—	—	—	—	88	2,515
On acquisition of subsidiary / business	9,502	9	—	272	120	818	212	10,933
Reclassification	—	—	—	—	—	187	(187)	—
Disposals	—	(37)	—	—	—	—	—	(37)
Effect of foreign exchange translations	1,547	4	5	—	—	84	9	1,649
At 30 June 2020	£45,489	£7,288	£144	£272	£120	£1,089	£122	£54,524

Amortisation
At 1 July 2019	£9,414	£1,001	£139	£—	£—	£—	£—	£10,554
Charge for the year	4,019	572	—	36	16	194	—	4,837
Disposals	—	(23)	—	—	—	—	—	(23)
Effect of foreign exchange translations	367	6	5	—	—	27	—	405
At 30 June 2020	£13,800	£1,556	£144	£36	£16	£221	£—	£15,773
Net book value
At 30 June 2020	£31,689	£5,732	£—	£236	£104	£868	£122	£38,751

2019	Client relationship £’000	Software and licences £’000	Non-Compete Agreement £’000	Total £’000
Cost
At 1 July 2018	£33,562	£3,658	£134	£37,354
Additions	—	1,315	—	1,315
Disposals	—	(86)	—	(86)
Effect of foreign exchange translations	878	(2)	5	881
At 30 June 2019	£34,440	£4,885	£139	£39,464

Amortisation
At 1 July 2018	£5,786	£662	£119	£6,567
Charge for the year	3,455	427	15	3,897
Disposals	—	(86)	—	(86)
Effect of foreign exchange translations	173	(2)	5	176
At 30 June 2019	£9,414	£1,001	£139	£10,554
Net book value
At 30 June 2019	£25,026	£3,884	£—	£28,910

17.	Property, Plant and Equipment

2020	Computers & Equipment £’000	Fixtures & Fittings £’000	Motor Vehicles £’000	Fixed Assets in Progress £’000	Total £’000
Cost
At 1 July 2019	£14,679	£10,158	£9	£1,157	£26,003
Additions	4,203	2,803	—	359	7,365
On acquisition of subsidiary / business	143	67	—	—	210
Inflation adjustment	16	—	—	—	16
Disposals	(1,230)	(709)	—	—	(1,939)
Disposals costs from subsidiary disposal	(74)	(269)	—	—	(343)
Transfers	—	1,193	—	(1,193)	—
Effect of foreign exchange translations	(239)	(61)	—	—	(300)
At 30 June 2020	£17,498	£13,182	£9	£323	£31,012

Depreciation
At 1 July 2019	£10,387	£5,028	£9	£—	£15,424
Charge for the year	2,800	2,016	—	—	4,816
Disposals	(1,174)	(614)	—	—	(1,788)
Disposals depreciation from subsidiary disposal	(15)	(15)	—	—	(30)
Effect of foreign exchange translations	(97)	(60)	—	—	(157)
At 30 June 2020	£11,901	£6,355	£9	£—	£18,265
Net book value
At 30 June 2020	£5,597	£6,827	£—	£323	£12,747

2019	Computers & Equipment £’000	Fixtures & Fittings £’000	Vehicles £’000	Fixed Assets in Progress £’000	Total £’000
Cost
At 1 July 2018	£12,355	£8,171	£20	£164	£20,710
Additions	2,856	2,055	—	1,157	6,068
Inflation adjustment	145	—	—	—	145
Disposals	(494)	(106)	(11)	—	(611)
Transfers	—	164	—	(164)	—
Effect of foreign exchange translations	(183)	(126)	—	—	(309)
At 30 June 2019	£14,679	£10,158	£9	£1,157	£26,003

Depreciation
At 1 July 2018	£8,477	£3,629	£20	£—	£12,126
Charge for the year	2,460	1,543	—	—	4,003
Disposals	(477)	(89)	(11)	—	(577)
Effect of foreign exchange translations	(73)	(55)	—	—	(128)
At 30 June 2019	£10,387	£5,028	£9	£—	£15,424
Net book value
At 30 June 2019	£4,292	£5,130	£—	£1,157	£10,579

18.	Significant Shareholdings and Related Party Transactions
Significant shareholdings
At 30 June 2020, the Group held 100% of the share capital of the following entities:

Subsidiary	Country of Incorporation	Class of Shares Held	Percentage of Shares Held	Principal Activity
Endava (UK) Limited	United Kingdom	Ordinary	100%	Provision of IT services
Endava (Managed Services) Limited	United Kingdom	Ordinary	100%	Provision of IT services
ICS Endava SRL	Moldova	Ordinary	100%	Provision of IT services
Endava Romania SRL	Romania	Ordinary	100%	Provision of IT services
Endava (Ireland) Limited	Ireland	Ordinary	100%	Provision of IT services
Endava GmbH	Germany	Ordinary	100%	Provision of IT services
Endava DOOEL Skopje	North Macedonia	Ordinary	100%	Provision of IT services
Endava Inc.	United States	Ordinary	100%	Provision of IT services
Endava d.o.o. Beograd	Serbia	Ordinary	100%	Provision of IT Services
Endava Holding B.V.	The Netherlands	Ordinary	100%	Holding Company
Endava B.V.	The Netherlands	Ordinary	100%	Provision of IT services
Endava EOOD	Bulgaria	Ordinary	100%	Provision of IT services
Endava S.A.S.	Colombia	Ordinary	100%	Provision of IT Services
Endava ApS	Denmark	Ordinary	100%	Provision of IT Services
Endava LLC	United States	Ordinary	100%	Provision of IT Services
Endava Holdings Inc	United States	Ordinary	100%	Holding Company
Endava Nearshore Ventures LLC	United States	Ordinary	100%	Provision of IT Services
Endava Vnz S.C.A.	Venezuela	Ordinary	100%	Provision of IT Services
Endava Argentina SRL	Argentina	Ordinary	100%	Provision of IT Services
Endava Colombia S.A.S.	Colombia	Ordinary	100%	Provision of IT Services
Endava Uruguay SRL	Uruguay	Ordinary	100%	Provision of IT Services
Intuitus Limited	United Kingdom	Ordinary	100%	Provision of IT services
Endava Singapore Pte. Ltd	Singapore	Ordinary	100%	Provision of IT Services
Endava Australia Pty Ltd	Australia	Ordinary	100%	Provision of IT Services
Endava Berlin GmbH	Germany	Ordinary	100%	Provision of IT Services
Exozet Neue Medienproduktion Wien GmbH	Austria	Ordinary	100%	Provision of IT Services
Endava Limited Guernsey Employee Benefit Trust	United Kingdom	Ordinary	100%	Employee Benefit Trust

Dormant Entities

Endava (Romania) Limited	UK	Ordinary	100%
Green Mango Software Services Ltd	UK	Ordinary	100%
Testing4Finance Ltd	UK	Ordinary	100%
Alpheus Limited	UK	Ordinary	100%

Related Party Transactions
At 30 June 2020, the executive officers and directors owned 13,168,074 ordinary shares, nominal value £0.02 per share (2019:13,452,077 ordinary shares, nominal value £0.02 per share) and held awards over a further 403,114 ordinary shares, nominal value £0.02 per share (2019: 389,607 ordinary shares, nominal value £0.02 per share).
Since April 2020, one of our directors, Sulina Connal, is employed by Google as Director of Product Partnerships for News, Web and Publishing for EMEA. In the ordinary course of its business, from time to time Endava enters into agreements for cloud service or other solutions provided by Google in connection with services provided by Endava to its clients. All transactions with Google were entered into on an arms-length basis. For the year ended June 30, 2020, the aggregate cost incurred by Endava to Google for such services was £0.2 million.
We have entered into a customer relationship with PaperRound HND Service Ltd., a company in which Mike Kinton, a member of our board of directors, holds a controlling interest and serves as a director. All transactions with PaperRound were entered into on an arms-length basis and in the ordinary course of business. We did not generate revenue from PaperRound in the fiscal year ended June 30, 2020.
Other than the transactions with executive officers and directors disclosed above, no other related party transactions have been identified.
Ultimate Parent
Endava plc is the ultimate parent entity of the Group and it is considered that there is no ultimate controlling party.

19.	Trade and Other Receivables

	2020 £’000	2019 £’000
Trade receivables	£60,474	£47,928
Prepayments	6,779	5,734
Accrued income	8,694	7,019
Research and development tax credit	3,688	2,088
Other receivables	2,979	3,148
Total trade and other receivables	£82,614	£65,917
Trade receivables are non-interest-bearing and are generally on 30 to 90 day terms depending on the geographical territory in which sales are generated. The carrying value of trade and other receivables also represents their fair value.
Trade receivables are disclosed net of expected credit loss allowance for doubtful debts, as shown below. Due to the global financial uncertainty arising from the COVID-19 pandemic, management has considered the elevated credit risk on trade receivables. In addition, certain balances (where there was an objective evidence of credit impairment) have been provided for on an individual basis. This has resulted in a charge of £3.2 million for expected credit loss provisions on trade receivables recognised in the Consolidated statement of comprehensive income. The majority of the overall allowance recognised as at 30 June 2020 relates to customer-specific provisions, provided for on an individual basis as explained above.
Trade receivables and accrued income represent client contract assets. Other than the expected credit loss allowance discussed above, and business-as-usual movements there were no significant changes in contract assets during the year.

	2020 £’000	2019 £’000
Trade receivables - gross	£64,058	£48,365
Expected credit loss allowance	(3,584)	(437)
Trade receivables - net	£60,474	£47,928

20.	Trade and Other Payables

	2020 £’000	2019 £’000
Trade payables	£2,159	£4,220
Other taxation and social security	8,293	5,634
Other liabilities	2,810	2,985
Accruals	42,134	33,326
Deferred income	3,203	2,337
Total trade and other payables	£58,599	£48,502
Deferred income represents client contract liabilities at year end where cash was received from clients but Endava is yet to perform the work. £2.1 million of the deferred income recognised at 1 July 2019 was recognised as revenue during the year (2019: £2.4 million). Other than business-as-usual movements there were no significant changes in deferred income balance during the year.

21.	Financial Assets and Liabilities
Categories of financial assets and financial liabilities
Financial assets
The Group has the following financial assets, all of which are classified and measured at amortised cost:

	2020 £’000	2019 £’000
Financial assets at amortised cost
Trade and other receivables (note 19)	£82,614	£65,917
Finance lease receivable (note 23)	1,223	—
Total financial assets*	£83,837	£65,917
*Financial assets, other than cash and cash equivalents

The accounting policies provide a description of the initial recognition and measurement, and also the subsequent measurement of financial assets.

Financial liabilities
The Group has the following financial liabilities:

	2020 £’000	2019 £’000
Lease liabilities
Current lease liabilities (note 23)	11,132	21
Non-current lease liabilities (note 23)	42,233	—
	53,365	21
Other financial liabilities at amortised cost
Trade and other payables (note 20)	58,599	48,502
Other liabilities	136	113
	58,735	48,615
Financial liabilities at fair value through profit or loss
Contingent consideration (note 15)	1,442	1,244
Deferred consideration (note 15)	3,764	1,516
	5,206	2,760

Total financial liabilities	£117,306	£51,396
The accounting policies provide a description of the initial recognition and measurement, and also the subsequent measurement of financial liabilities.
Where financial assets and financial liabilities are measured at fair value, their measurement should be classified into the following hierarchy:

•	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).
Contingent consideration and deferred consideration have been classified within level 3.
Fair Value Movement of Contingent Equity Consideration

2019 £’000
Fair value at 1 July 2018	£11,314
Movement in fair value recognised in finance cost	5,805
Settlement through issuance of shares	(17,166)
Foreign exchange recognised in other comprehensive income	47
Fair value at 30 June 2019	£—
The valuation technique used, significant unobservable inputs and inter-relationship between significant unobservable inputs are shown below:

Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurement
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

22.	Borrowings
Terms and conditions of outstanding borrowings as of 30 June 2020 and 2019 are as follows:

Type	Nominal Interest p.a.	Year of Maturity	2020 £’000	2019 £’000
Revolving credit facility	LIBOR/ EURIBOR + variable margin (0.80% - 1.50%)	2020	£—	£—
The multicurrency revolving credit facility is unsecured.
The Group has an unsecured bank revolving credit facility with a carrying amount of £nil at 30 June 2020 (2019: £nil). Commitment fees are charged on the undrawn balance of the facility. The available Revolving credit facility is £200 million.
The facility contains interest cover and net leverage financial covenants. The covenants are tested on a bi-annual basis based on trailing twelve months results. At 30 June 2020 and 30 June 2019, the Group complied with these financial covenants.
Guarantees
The Group has provided the following guarantees at 30 June 2020:
Parent Company Guarantees
A parent company guarantee was provided as part of the acquisition of Exozet Berlin GmbH which guarantees Endava GmbH’s obligations and liabilities under the share purchase agreement.
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
Additionally, Endava Romania SRL, Endava DOOEL Skopje, Endava d.o.o. Beograd, Endava Inc, and Endava EOOD Bulgaria provided bank guarantees in relation to their leases of office space.
No claims are expected to arise from above guarantees.

23.	Leases
The Group’s lease portfolio consists of property leases of offices and delivery centres. The Group adopted IFRS 16 ‘Leases’ at 1 July 2019 and applied the modified retrospective approach. For details of accounting policies refer to note 3. For details of the transitional impact of the change from IAS 17 and IFRIC 4 to IFRS 16 refer to note 2.
Disclosure required by IFRS 16
As a lessee:
Right-of-use assets
Set out below are the carrying amounts of the Group’s right-of-use assets and the movements during the period:

£’000
As at 1 July 2019	—
Adjustment on initial application of IFRS 16 (see note 2)	40,222
Additions	20,827
Disposals	(220)
Derecognition as a result of subleases	(1,336)
Modifications(1)	335
Depreciation charge	(9,072)
Effect of foreign exchange revaluation and translations	378
As at 30 June 2020	51,134
(1) Lease liabilities are remeasured when a change to future contractual cash flows is identified. Remeasurements were made in the year based upon changes in indexation and changes resulting from additional space rented. The carrying value of the corresponding right-of-use asset is also remeasured to reflect this change.
Lease liabilities
Set out below are the carrying amounts of the Group’s lease liabilities and the movements during the period:

	Leasehold Buildings £’000	Office equipment £’000	Total £’000
As at 1 July 2019	—	21	21
Adjustment on initial application of IFRS 16 (see note 2)	40,173	—	40,173
Additions	20,818	—	20,818
Disposals	(242)	—	(242)
Modifications(1)	353	—	353
Interest	1,066	—	1,066
Payments	(9,882)	(21)	(9,903)
Effect of foreign exchange revaluation and translations	1,079	—	1,079
As at 30 June 2020	53,365	—	53,365
(1) Lease liabilities are remeasured when a change to future contractual cash flows is identified. Remeasurements were made in the year based upon changes in indexation and changes resulting from additional space rented.
The potential impact of lease covenants is considered to be immaterial.
The maturities of the Group’s lease liabilities are as follows:

	2020 (IFRS 16) £’000	2019 (IAS 17) £’000
Less than 1 year	11,132	21
1 to 5 years	30,643	—
More than 5 years	16,168	—
Total undiscounted lease liabilities	57,943	21

Lease liabilities included in the balance sheet	53,365	21
Analysed as :
Current	11,132	21
Non-current	42,233	—
Income Statement Impact
The following items have been recognised in the Consolidated statement of comprehensive income for the current and prior year:

	2020 (IFRS 16) £’000	2019 (IAS 17) £’000
Depreciation on right-of-use assets	9,072	—
Interest expense on lease liabilities	1,066	3
Expense related to short-term leases	437	—
Gain on sublease recognition	(472)	—
Gain on disposal of leases	(23)	—
Fair value movement of financial assets	(30)	—
Operating lease costs expensed	—	9,941
	10,050	9,944
The total Group cash outflow for leases as a lessee in the year was £9.90 million.

As a lessor:
During 2020, the Group entered into an arrangement to sub-lease a building that had been presented as part of a right-of-use asset. This has been classified as a finance sub-lease.
As a result of the above, the Group recognised a gain of £0.47 million on derecognition of the right-of-use asset pertaining to the building, which has been presented within Finance Income.
During 2020, the Group recognised interest income on lease receivables of £0.03 million (2019: nil).
The total Group cash inflow for leases as a lessor in the year was £0.67 million.
During the year the investment in finance lease receivable decreased by £0.64 million due to payments received, net off by interest income.
The following table sets out the maturity analysis of lease payments receivable for sub-leases classified as finance leases showing the undiscounted lease payments to be received after the reporting date and the net investment in the finance lease receivable.

Finance leases 2020 £’000
Less than 1 year	584
1 to 2 years	534
2 to 3 years	78
3 to 4 years	—
4 to 5 years	—
More than 5 years	—
Total undiscounted lease payments receivable	1,196
Unearned finance income	27
Net investment in finance lease receivable	1,223
IAS 17 Disclosure as at 30 June 2019
Commitments Under Finance Leases
Future minimum finance lease payments at 30 June 2019 were as follows:

2019 £’000
Amounts payable within 1 year	£21
Amounts payable 1 to 3 years	—
Amounts payable 3 to 5 years	—
Amounts payable in more than 5 years	—
Total	£21

Commitments Operating Leases
At 30 June 2019, the Group had commitments under non-cancellable operating leases as follows:

2019 £’000
Amounts payable within 1 year	£10,907
Amounts payable 1 to 3 years	19,868
Amounts payable 3 to 5 years	12,406
Amounts payable in more than 5 years	15,292
Total	£58,473

24.	Share Capital

Authorised share capital:	2020 £’000	2019 £’000
60,000,000 ordinary shares of £0.02 each	1,200	1,200

Allotted, called up and fully paid:	2020 No.	£’000	2019 No.	£’000
Class A ordinary shares	28,823,893	577	18,599,985	372
Class B ordinary shares	20,455,733	409	23,696,345	474
Class C ordinary shares	5,648,543	113	12,128,997	243
Ordinary shares of £0.02 each	54,928,169	1,099	54,425,327	1,089
The Company issued 502,842 new shares for the year ended 30 June 2020 (30 June 2019: 4,621,182 ) in relation to exercise of options and equity consideration related to acquisitions.
Voting rights, dividends and return of capital
Our Class B ordinary shares have ten votes per share, and our Class A ordinary shares, which are the shares underlying the ADSs, and Class C ordinary shares, prior to their automatic conversion into Class A ordinary shares, each had one vote per share. Any dividend declared by the Company shall be paid on Class A ordinary shares, and the class B ordinary shares (and, prior to the automatic conversion of the Class C ordinary shares, the Class C ordinary shares) pari passu as if they were all shares of the same class.
In the event of the liquidation, dissolution or winding up of the Company, the assets of the Company available for distribution to members shall be distributed amongst all holders of Class A ordinary shares and Class B ordinary shares (and, prior to the automatic conversion of the Class C ordinary shares, any Class C ordinary shares) in proportion to the number of shares held irrespective of the amount paid or credited as paid on any share.
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
Class C ordinary shares
During the period of one hundred and eighty (180) days commencing on the IPO, no transfers of Class C ordinary shares were permitted.
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

25.	Distributions Made
During the year ended 30 June 2020, the Company did not declare and pay any cash dividends (2019: nil; 2018: nil).

26.	Share-Based Payments
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
Joint Share Ownership Plan
Certain of the Group’s employees have entered into a Joint Share Ownership Plan (“JSOP”) with the EBT, through which the participants have a right to receive any increase in the value of shares above a threshold amount (i) upon a sale of the Company, (ii) following a listing on a recognised stock exchange, when the participant gives a specific notice to the EBT trustee and the Company in respect of the JSOP Shares; (iii) upon the expiry of 25 years from the date of the applicable trust deed; or (iv) upon the participant leaving employment with the Group when the market value of the JSOP Shares is less than the threshold amount. The events referenced in clauses (i)-(iv) above are collectively referred as “Trigger Events.”
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

The Group does not have a present obligation to settle in cash and has no history of cash settling options. Therefore, the settlement of the transactions will be accounted for in accordance with the requirements applying to equity-settled share-based compensation transactions, as set forth in IFRS 2. On and from the date of any Trigger Event, and if and for so long as the EBT trustee has not exercised the option referred to above, the EBT trustee will use reasonable endeavours to sell the JSOP Shares and distribute the net proceeds of sale between the EBT trustee and the participant in the proportions calculated according to the terms of the JSOP.
The Trigger event - the listing on the New York Stock Exchange - happened on 27 July 2018. At 30 June 2020, the EBT held 551,723 shares (30 June 2019: 1,906,462), out of which 167,611 (30 June 2019: 715,548) are allocated to employee JSOPs. For the year ended 30 June 2020, 67,937 awards under the JSOP were exercised (2019: 2,724,917) settled by shares of the EBT, 480,000 JSOPs were cancelled and 306,802 options under LTIP were exercised (2019: 72,601) and settled by shares of the EBT.
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
During the fiscal year ended 30 June 2020, the Company granted RSUs and PSUs only. RSUs and PSUs are contractual promises to deliver our Class A ordinary shares in the future, which may also remain forfeitable unless and until specified conditions are met. The plan administrator may provide that the delivery of the shares underlying RSUs will be deferred on a mandatory basis or at the election of the participant. The terms and conditions applicable to restricted shares, RSUs and PSUs will be determined by the plan administrator, subject to the conditions and limitations contained in the EIP.
2018 Sharesave Plan
On 16 April 2018, the Board adopted the 2018 Sharesave Plan (“Sharesave”) and approved by the Company shareholders on 3 May 2018. The Sharesave is a U.K. tax advantaged share option plan and is intended to comply with the requirements of Schedule 3 of the Income Tax (Earnings and Provisions) Act 2003. The Sharesave was extended to award similar benefits to employees outside the United Kingdom.
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
In addition to the above share option schemes, 10,000 other options were granted on 7 September 2017 to a non-employee as compensation for services rendered with an average exercise price of £4.58 per option. All 10,000 options were exercised in the period ended 30 June 2019.
Movements during the year
The number and the weighted-average exercise prices of the share options under the above arrangements were as follows:

	CSOP	JSOP	LTIP	EIP	SAYE	Bonus Payments	Other
Options outstanding at 1 July 2019	31,505	715,548	1,128,699	784,844	560,169	243,235	—
Options granted during the year	—	—	—	710,673	267,834	—	—
Options exercised during the year	10,660	67,937	309,952	236,046	4,421	123,426	—
Options forfeited during the year	—	480,000	37,725	155,204	64,375	2,693	—
Options outstanding at 30 June 2020	20,845	167,611	781,022	1,104,267	759,207	117,116	—

Options outstanding at 1 July 2018	125,545	3,440,465	1,277,700	—	—	360,345	10,000
Options granted during the year	—	—	—	875,044	594,028	—	—
Options exercised during the year	94,040	2,724,917	72,601	46,000	—	117,110	10,000
Options forfeited during the year	—	—	76,400	44,200	33,859	—	—
Options outstanding at 30 June 2019	31,505	715,548	1,128,699	784,844	560,169	243,235	—

Options outstanding at 1 July 2017	125,545	3,440,465	983,500	—	—	—	—
Options granted during the year	—	—	329,700	—	—	360,345	10,000
Options exercised during the year	—	—	—	—	—	—	—
Options forfeited during the year	—	—	35,500	—	—	—	—
Options outstanding at 30 June 2018	125,545	3,440,465	1,277,700	—	—	360,345	10,000

Weighted average exercise price 30 June 2020 - £	0.43	—	—	—	22.12	—	—
Weighted average exercise price 30 June 2019 - £	0.59	—	—	—	19.59	—	—
Weighted average exercise price 30 June 2018 - £	0.82	—	—	—	—	—	4.58
Weighted average contractual life 2020 - years	5	17	5	3	2	1	0
Weighted average contractual life 2019 - years	5	17	6	3	2	2	0
Weighted average contractual life 2018 - years	6	19	7	0	0	3	1
Options granted in the period have been valued using a Black Scholes option pricing model using the following inputs:

	2020	2019	2018
Exercise price	£0.00 - £25.84	£0.00 - £19.59	£0.02 - £4.58
Risk free rate	1.0% - 1.6%	1.0%-2.91%	0.30%-0.37%
Expected volatility	30.0% - 36.0%	30.0%-36.0%	29.9%-36.9%
Expected dividends	—	—	—
Fair value of option	£12.96 - £43.10	£4.52-£29.54	£0.63-£7.14
For the year ended 30 June 2020, the Group recognised £15,663,000 (2019: £12,022,000; 2018: £1,505,000) of share-based payment charge in respect of the above share option schemes.
27. Movements in Equity
Share capital, share premium and merger relief reserve
New ordinary shares were issued as part of the equity consideration for Intuitus and Exozet acquisitons. The Company issued 98,147 Class A ordinary shares represented by ADSs to former equity holders of Intuitus and issued

24,392 Class A ordinary shares represented by ADSs to former equity holders of Exozet, which resulted in an increase in share capital and merger relief reserve of £2,000 and £3,954,000, respectively.
New ordinary shares were also issued for the exercise of options which resulted in an increase in share capital of £8,000 and share premium of £93,000.
Investment in own shares and retained earnings
During the year ended 30 June 2020, the Company declared and paid a non-recurring, discretionary employee bonus. The EBT funded the bonus through sales of the Company’s Class A ordinary shares in two tranches: 500,000 shares sold at $38.00 in November 2019 and 480,000 shares sold at $41.75 in May 2020.
The EBT, whose beneficiaries are the Company’s employees, was holding certain Class A ordinary shares for sale in the event it decided to fund a discretionary cash bonus to the Company’s employees. The sale of shares resulted in a decrease in investment in own shares of £207,000 and increase in retained earnings of £30,710,000. From the total proceeds of £30,917,000, the Company settled the intercompany balance between the Company and the EBT of £2,860,000, paid transaction fees of £24,000 and the remaining funds were paid as bonus to our employees. Any individuals employed by the Company prior to the IPO date of 27 July 2018 and who had been continually employed up to, and including, the bonus calculation date, was eligible for the bonus. The Company recognised a bonus expense of £27,874,000 during the reporting period and incurred £159,000 foreign exchange differences resulted from exchange rate volatility upon payment.
67,937 JSOPs and 306,802 LTIPs were exercised and settled by shares owned by the EBT. This resulted in a decrease in investment in own shares of £299,000.
28. Cash Flow Adjustments and Changes in Working Capital

Adjustments	2020 £’000	2019 £’000	2018 £’000
Depreciation, amortisation and impairment of non-financial assets	£18,725	£7,900	£6,269
Foreign exchange (gain) / loss	(2,162)	(2,224)	354
Interest income	(499)	(476)	(35)
Fair value movement of financial liabilities	49	5,954	229
Interest expense	1,893	343	573
Gain on disposal of non-current assets	(11)	(23)	(5)
Share-based compensation expense	15,663	12,022	1,505
Hyperinflation effect gain	(26)	(9)	—
Research and development tax credit	(1,600)	(1,278)	(1,008)
Gain on sale of subsidiary	(2,215)	—	—
Gain on sublease recognition	(472)	—	—
Gain on right of use assets disposals	(23)	—	—
Fair value movement of financial assets	(30)	—	—
Grant income	(670)	(819)	(1,633)
Total adjustments	£28,622	£21,390	£6,249

Net changes in working capital	2020 £’000	2019 £’000	2018 £’000
Increase in trade and other receivables	£(14,120)	£(16,343)	£(6,384)
Increase in trade and other payables	6,361	4,827	13,223
Net changes in working capital	£(7,759)	£(11,516)	£6,839

Non-Cash Changes Arising from Financing Activities

Borrowings	Beginning of the year £’000	Proceeds from borrowings £’000	Repayment of borrowings £’000	Non-cash foreign exchange £’000	Non-cash Other £’000	End of the year £’000
2018	29,465	26,462	(36,768)	605	—	19,764
2019	19,764	3,500	(23,547)	304	—	21
2020	21	—	(21)	—	—	—

Grant received	Beginning of the year £’000	Cash received £’000	Grant income £'000	Non-cash foreign exchange £'000	Non-cash Other £'000	End of the year £'000
2018	664	148	(1,633)	5	—	(816)
2019	(816)	1,786	(819)	(24)	—	127
2020	127	888	(670)	(14)	—	331
The grant receivable in 2018 was presented in trade and other receivables and the grant payable in 2019 and 2020 were presented in trade and other payables.

29.	Capital Commitments
Amounts contracted but not provided for in the financial statements amounted to £nil in the year ended 30 June 2020 (2019: £nil).

30.	Contingent Liabilities
The Group had no contingent liabilities at 30 June 2020 or 30 June 2019.

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

Foreign currency denominated financial assets and liabilities which expose the Group to currency risk are disclosed below. The amounts shown are translated into GBP at the closing rate:

June 30, 2020	GBP £‘000	EUR £‘000	USD £‘000	RON £‘000	Others £‘000	TOTAL £‘000
Financial assets	133,613	14,802	21,060	5,324	9,142	183,941
Financial liabilities	(30,012)	(7,593)	(5,885)	(37,733)	(36,083)	(117,306)
Total	103,601	7,209	15,175	(32,409)	(26,941)	66,635

June 30, 2019	GBP £‘000	EUR £‘000	USD £‘000	RON £‘000	Others £‘000	TOTAL £‘000
Financial assets	93,315	10,183	19,572	6,425	6,594	136,089
Financial liabilities	(19,984)	(2,593)	(8,924)	(14,329)	(5,566)	(51,396)
Total	73,331	7,590	10,648	(7,904)	1,028	84,693
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
During the year ended 30 June 2020 the Sterling/RON volatility ranged from the RON strengthening against Sterling by 6% to weakening by 7%.

	GBP/RON	Profit impact £’000	Equity impact £’000
June 30, 2020	6%	(587)	(522)
June 30, 2020	(7)%	722	641
During the year ended 30 June 2019, the Sterling/RON volatility ranged from the RON strengthening against Sterling by 5% to weakening by 4%.

	GBP/RON	Profit impact £’000	Equity impact £’000
June 30, 2019	5%	(564)	(504)
June 30, 2019	(4)%	470	421
Interest Rate Sensitivity
At 30 June 2020, the Group is exposed to changes in market interest rates through bank borrowings on its Revolving Credit Facility at variable interest rates.

Credit Risk Analysis
Credit risk is the risk that a counterparty fails to discharge an obligation to the Group. The Group is exposed to this risk for various financial instruments, including trade receivables. The Group’s maximum exposure to credit risk is limited to the carrying amount of financial assets recognised at 30 June, as summarised below:

	2020 £’000	2019 £’000
Cash and cash equivalents	£101,327	£70,172
Trade and other receivables	82,614	65,917
Total	£183,941	£136,089
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
Management considers that all financial assets that are not impaired or past due at the end of the applicable reporting period are of good credit quality. Some of the unimpaired trade receivables are generally past due as of the end of the applicable reporting period. Information on financial assets past due but not impaired are as follows:

	2020 £’000	2019 £’000
Not more than 3 months	£2,347	£2,595
More than 3 months but not more than 6 months	1,329	357
More than 6 months but not more than 1 year	—	—
More than 1 year	—	—
Total	£3,676	£2,952
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

As at 30 June 2020, the Group’s non-derivative financial liabilities had contractual maturities (including interest payments where applicable) as summarised below:

	Current 0 - 6 months £’000	Current 6 - 12 months £’000	Non-Current 1 - 5 years £’000	Non-Current +5 years £’000
Lease liabilities	5,652	5,480	30,643	11,590
Trade and other payables	58,599	—	—	—
Deferred consideration	1,827	1,937	—	—
Contingent consideration	—	1,442	—	—
Other liabilities	—	—	136	—
Total	£66,078	£8,859	£30,779	£11,590
There were no forward foreign currency options in place at 30 June 2020.
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

	2020 £’000	2019 £’000
Equity	236,327	166,329
Loans and borrowings	—	21
Less: Cash and cash equivalents	(101,327)	(70,172)
Total Capital	£135,000	£96,178

33.	Subsequent Events
On August 17, 2020, Endava completed the acquisition of CDS by acquiring the total issued share capital of Comtrade CDS, digitalne storitve, d.o.o., a company registered in Slovenia, (“CDS Slovenia”) and Comtrade Digital Services d.o.o., a company registered in Serbia, (“CDS Serbia”). CDS Slovenia and CDS Serbia together own and operate (either directly or through subsidiaries) all of the trade and assets that comprise CDS. CDS was formerly a division of Comtrade Group B.V. (“Comtrade”). CDS is headquartered in Dublin, Ireland, has delivery centers across the Adriatic, and provides strategic software engineering services and solutions to clients in Europe and in the United States.
The acquisition was made pursuant to the terms of a share purchase agreement between Endava (UK) Limited, Comtrade Group B.V. and Comtrade Solutions Management Holdinška Družba d.o.o., dated August 17, 2020.
The total consideration was €60 million payable in cash, which amount remains subject to post-closing adjustments based on the cash, debt and working capital of CDS as of the closing date. 10% of the purchase price will be held back for 24 months and be available to satisfy any warranty or indemnity claims. Pursuant to the terms of a transitional services agreement, Comtrade will continue to provide certain services to Endava with respect to CDS for a period of time following completion of the acquisition.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Endava plc

/s/ John Cotterell
By:	John Cotterell
Title:	Chief Executive Officer
(Principal Executive Officer)

Date: September 15, 2020