Form 20-F
period 2021-06-30
Endava plc
filed 2021-09-28
CIK 1656081

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________________________________________
Form 20-F
______________________________________________________
(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES ACT OF 1934
For the fiscal year ended June 30, 2021
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
Ordinary shares, nominal value £0.02 per ordinary share: 55,718,456, as of June 30, 2021. As of June 30, 2021, 37,841,734 Class A ordinary shares and 17,876,722 Class B ordinary shares were outstanding.

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
Our financial information is presented in British Pounds. For the convenience of the reader, in this Annual Report on Form 20-F, unless otherwise indicated, translations from British Pounds into U.S. dollars were made at the rate of £1.00 to $1.3853, which was the rate in effect on June 30, 2021. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of British Pounds at the dates indicated. All references in this Annual Report on Form 20-F to “$” mean U.S. dollars and all references to “£” and “GBP” mean British Pounds.
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
Forward-looking statements include, but are not limited to, statements about:
•the effects of the ongoing COVID-19 pandemic, or of other global outbreaks of pandemics or contagious diseases or fear of such outbreaks, including on the demand for our products and services, and on overall economic conditions and business customer spending levels;
•our ability to sustain our revenue growth rate in the future;
•our ability to retain existing clients and attract new clients, including our ability to increase revenue from existing clients and diversify our revenue concentration;
•our ability to attract and retain highly-skilled IT professionals at cost-effective rates;
•our ability to successfully identify acquisition targets, consummate acquisitions and successfully integrate acquired businesses and personnel;
•our ability to penetrate new industry verticals and geographies and grow our revenue in current industry verticals and geographies;
•our ability to maintain favorable pricing and utilization rates;
•the effects of increased competition as well as innovations by new and existing competitors in our market;
•the size of our addressable market and market trends;
•our ability to adapt to technological change and innovate solutions for our clients;
•our plans for growth and future operations, including our ability to manage our growth;
•our expectations of future operating results or financial performance;
•our ability to effectively manage our international operations, including our exposure to foreign currency exchange rate fluctuations; and
•our future financial performance, including trends in revenue, cost of sales, gross profit, selling, general and administrative expenses, finance income and expense and taxes.
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
A. [Reserved]
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the United States Securities and Exchange Commission, or SEC, including the following risk factors which we face and which are faced by our industry. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this report and our other SEC filings. See “Cautionary Statement Regarding Forward-Looking Statements” above.
Summary of Selected Risks Associated with Our Business
•Our results of operations may be negatively impacted by the COVID-19 pandemic.
•We have taken certain precautions due to the ongoing COVID-19 pandemic that could harm our business.
•We may not be able to sustain our revenue growth rate in the future.
•We are dependent on our existing client base and our ability to retain such clients.
•We generally do not have long-term commitments from our clients, and our clients may terminate engagements before completion or choose not to enter into new engagements with us.
•We must attract and retain highly-skilled IT professionals.
•Increases in our current levels of attrition may increase our operating costs and adversely affect our future business prospects.
•Our revenue is dependent on a limited number of industry verticals, and any decrease in demand for technology services in these verticals or our failure to effectively penetrate new verticals could adversely affect our results of operations.
•Our contracts could be unprofitable.
•Our profitability could suffer if we are not able to maintain favorable pricing.
•We must maintain adequate resource utilization rates and productivity levels.
•Recent acquisitions and potential future acquisitions could prove difficult to integrate, disrupt our business, dilute shareholder value and strain our resources.
•We may be unable to effectively manage our rapid growth or achieve anticipated growth, which could place significant strain on our management personnel, systems and resources.

•If we do not continue to innovate and remain at the forefront of emerging technologies and related market trends, we may lose clients and not remain competitive.
•We operate in a rapidly evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not continue to be successful.
•We have in the past experienced, and may in the future experience, a long selling and implementation cycle with respect to certain projects that require us to make significant resource commitments prior to realizing revenue for our services.
•If we provide inadequate service or cause disruptions in our clients’ businesses, it could result in significant costs to us, the loss of our clients and damage to our corporate reputation.
•If we are unable to comply with our security obligations or our computer systems or the computer systems of our clients are or become vulnerable to security breaches, we may face reputational damage and lose clients and revenue.
•We are subject to stringent regulatory, legislative or self-regulatory standards regarding privacy and data security matters. Failing to comply with such requirements could expose us to financial liabilities and/or adversely affect our ability to conduct our business.
•Our client relationships, revenue, results of operations and financial condition may be adversely affected if we experience disruptions in our internet infrastructure, telecommunications or IT systems.
•We may not receive sufficient intellectual property rights from our employees and contractors to comply with our obligations to our clients and we may not be able to prevent unauthorized use of our intellectual property.
•We use third-party software, hardware and software-as-a-service, or SaaS, technologies from third parties that may be difficult to replace or that may cause errors or defects in, or failures of, the services or solutions we provide.
•We incorporate third-party open source software into our client deliverables and our failure to comply with the terms of the underlying open source software licenses could adversely impact our clients and create potential liability.
•Changes in laws and regulations related to the internet or changes in the internet infrastructure itself may diminish the demand for our services, and could have a negative impact on our business.
•We have significant fixed costs related to lease facilities and may incur additional expense as we adapt our facilities in response to the COVID-19 pandemic.
•Our ability to expand our business and procure new contracts or enter into beneficial business arrangements could be affected to the extent we enter into agreements with clients containing non-competition clauses.
•Fluctuations in currency exchange rates and increased inflation could materially adversely affect our financial condition and results of operations.
•Our revenue, margins, results of operations and financial condition may be materially adversely affected if general economic conditions in Europe, the United States or the global economy worsen.
•Our international operations involve risks that could increase our expenses, adversely affect our results of operations and require increased time and attention from our management.
•Litigation or legal proceedings could expose us to significant liabilities and have a negative impact on our reputation or business.
•Changes and uncertainties in the tax system in the countries in which we have operations, could materially adversely affect our financial condition and results of operations.
•Emerging markets are subject to greater risks than more developed markets, and financial turmoil in any emerging wage inflation and other compensation expense for our IT professionals could adversely affect our financial results.

•We have identified a material weakness in our disclosure controls and internal controls over financial reporting. If we fail to remediate the material weakness and maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired, and the trading price of our ADSs may be negatively impacted
•Our share price may be volatile or may decline regardless of our operating performance.
•Shareholder protections found in provisions under the U.K. City Code on Takeovers and Mergers, or the Takeover Code, will not apply if our place of management and control is considered to change to outside the United Kingdom.
•The dual class structure of our ordinary shares has the effect of concentrating voting control for the foreseeable future, which will limit your ability to influence corporate matters.
•The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.
•Holders of our ADSs have fewer rights than our shareholders and must act through the depositary to exercise their rights.
•Claims of U.S. civil liabilities may not be enforceable against us.
•We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act's domestic reporting regime and cause us to incur significant legal, accounting and other expenses.
•We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our ADSs.
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
In light of the uncertain and rapidly evolving situation relating to the ongoing COVID-19 pandemic, we have taken precautionary measures intended to help minimize the risk of the virus to our employees, our customers, and the communities in which we participate, which could negatively impact our business. As a company with employees, customers, partners and investors across the globe, we believe in upholding our company value of being good citizens by doing our part to help slow the spread of the virus. To this end, while we have opened some of our offices in compliance with local regulations, we have enabled all of our employees to work remotely and reduced travel worldwide for our employees. In addition, we have cancelled, postponed or limited company-sponsored events, including employee attendance at industry events and non-essential in-person work-related meetings. While we have a distributed workforce and our employees are accustomed to working remotely or working with other remote employees, our workforce is not fully remote. Our employees travel frequently to establish and maintain relationships with one another and with our customers, and many of our business processes assume that employees can meet with customers and prospective customers in person. Although we continue to monitor the situation and may adjust our current policies as more information and guidance become available, both the reduction in travel and conducting business in-person and general uncertainty regarding the timing and nature of a return to in-person work could negatively impact our marketing efforts, challenge our ability to enter into customer contracts in a timely manner, slow down our recruiting efforts, or create operational or other challenges, including decreased productivity, as we continue to adjust to a substantially remote workforce, any of which could harm our business. Though we are taking these precautionary measures as well as preparing our systems for the likelihood of increased cybersecurity threats, there is no guarantee that our precautions will fully protect our employees or enable us to maintain our productivity. The full extent to which the ongoing COVID-19 pandemic and our precautionary measures related thereto may impact our business will depend on future developments, which are highly uncertain and cannot be predicted at this time.
We may not be able to sustain our revenue growth rate in the future.
We have experienced rapid revenue growth in recent periods. Our revenue increased by 27.2% over the fiscal year ended June 30, 2020, to £446.3 million in the fiscal year ended June 30, 2021, and has increased by over 20% in each of the prior two years. We may not be able to sustain revenue growth consistent with our recent history or at all. You should not consider our revenue growth in recent periods as indicative of our future performance. As we grow our business, we expect our revenue growth rates to slow in future periods due to a number of factors, which may include slowing demand for our services, increasing competition, decreasing growth of our overall market, our inability to engage and retain a sufficient number of IT professionals or otherwise scale our business, prevailing wages in the markets in which we operate or our failure, for any reason, to capitalize on growth opportunities.
We are dependent on our existing client base and our ability to retain such clients.
Historically, a significant percentage of our revenue has come from our existing client base. For example, during the fiscal year ended June 30, 2021, 81.8% of our revenue came from clients from whom we generated revenue during the prior fiscal years. Additionally, during the fiscal years ended June 30, 2021, 2020 and 2019 our 10 largest clients accounted for 34.9%, 38.1% and 37.7% of our revenue, respectively. However, the volume of work performed for a specific client is likely to vary from year to year, especially since we generally do not have long-term commitments from our clients and are often not our clients’ exclusive technology services provider. A major client in one year may not provide the same level of revenue for us in any subsequent year. Further, one or more of our significant clients could get acquired and there can be no assurance that the acquirer would choose to use our services in respect of such client to the same degree as previously, if at all. In particular, some of our clients are owned by private equity firms and are therefore inherently more likely to be sold at some point in the future.
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
Our clients are generally not obligated for any long-term commitments to us. Our clients can terminate many of our master services agreements and work orders with or without cause, in some cases subject only to 15 days’ or less prior notice in the case of termination without cause. Although a substantial majority of our revenue is typically generated from clients who also contributed to our revenue during the prior year, our engagements with our clients are typically for projects that are singular in nature. In addition, large and complex projects may involve multiple engagements or stages, and a client may choose not to retain us for additional stages or may cancel or delay additional planned engagements. Therefore, we must seek to obtain new engagements when our current engagements are successfully completed or are terminated as well as maintain relationships with existing clients and secure new clients to maintain and expand our business.
Even if we successfully deliver on contracted services and maintain close relationships with our clients, a number of factors outside of our control could cause the loss of or reduction in business or revenue from our existing clients. These factors include, among other things:
•the business or financial condition of that client or the economy generally;
•a change in strategic priorities by that client, resulting in a reduced level of spending on technology services;
•changes in the personnel at our clients who are responsible for procurement of information technology, or IT, services or with whom we primarily interact;
•a demand for price reductions by that client;
•mergers, acquisitions or significant corporate restructurings involving that client;
•a decision by that client to move work in-house or to one or several of our competitors; and
•uncertainty and disruption to the global markets including due to public health pandemics, such as the ongoing COVID-19 pandemic.
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
In order to sustain our growth, we must attract and retain a large number of highly-skilled and talented IT professionals. During the fiscal year ended June 30, 2021, we increased our headcount by 2,259 employees, or 34.1%. Our business is people driven and, accordingly, our success depends upon our ability to attract, develop, motivate, retain and effectively utilize highly-skilled IT professionals in our delivery locations, which are principally located in Bosnia & Herzegovina, Bulgaria, Croatia, Moldova, North Macedonia, Romania, Serbia and Slovenia,

which we collectively refer to as Central Europe, and Argentina, Colombia, Mexico, Uruguay and Venezuela in Latin America. We believe that there is significant competition for technology professionals in the geographic regions in which our delivery centers are located and that such competition will continue for the foreseeable future. Increased hiring by technology companies and increasing worldwide competition for skilled technology professionals has led to a shortage in the availability of suitable personnel in the locations where we operate and hire. In addition, the increased uncertainty and disruption resulting from the COVID-19 pandemic may negatively impact our ability to recruit, hire and train the IT professionals we require to operate our business. Our ability to properly staff projects, maintain and renew existing engagements and win new business depends, in large part, on our ability to recruit, train and retain IT professionals. Failure to hire, train and retain IT professionals in sufficient numbers could have a material adverse effect on our business, results of operations and financial condition.
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
Historically, we have focused on developing industry expertise and deep client relationships in a limited number of industry verticals. As a result, a substantial portion of our revenue has been generated by clients operating in the banking, capital markets, insurance and payments, or Payments and Financial Services, vertical and the technology, media and telecommunications, or TMT, vertical. Payments and Financial Services and TMT constituted 50.7% and 27.1%, 52.8% and 25.7%, and 52.9% and 27.4% of our revenue, respectively, for the fiscal years ended June 30, 2021, 2020 and 2019, respectively. Our business growth largely depends on continued demand for our services from clients in Payments and Financial Services and TMT, and any slowdown or reversal of the trend to spend on technology services in these verticals could result in a decrease in the demand for our services and materially adversely affect our revenue, financial condition and results of operations.
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
Our profitability and operating results are dependent on the rates we are able to charge for our services. Our rates are affected by a number of factors, including:
•our clients’ perception of our ability to add value through our services;
•our competitors’ pricing policies;
•bid practices of clients and their use of third-party advisors;
•the ability of large clients to exert pricing pressure;
•employee wage levels and increases in compensation costs;
•employee utilization levels;
•our ability to charge premium prices when justified by market demand or the type of service; and
•general economic conditions.
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
Our profitability and the cost of providing our services are affected by our utilization rates of our employees in our delivery locations. If we are not able to maintain appropriate utilization rates for our employees involved in delivery of our services, our profit margin and our profitability may suffer. Our utilization rates are affected by a number of factors, including:
•our ability to promptly transition our employees from completed projects to new assignments and to hire and integrate new employees;
•our ability to forecast demand for our services (and which may be impacted due to the effects of the ongoing COVID-19 pandemic) and thereby maintain an appropriate number of employees in each of our delivery locations;
•our ability to deploy employees with appropriate skills and seniority to projects;

•our ability to manage the attrition of our employees; and
•our need to devote time and resources to training, professional development and other activities that cannot be billed to our clients.
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
During the previous five fiscal years, we have completed six acquisitions (Velocity Partners LLC, or Velocity Partners, in December 2017, Intuitus Limited, or Intuitus, in November 2019, Exozet Berlin GmbH, or Exozet, in December 2019, the Comtrade Digital Services business, or CDS, in August 2020, Pet Minuta d.o.o., or Five, in March 2021 and Levvel LLC, or Levvel, in March 2021). In the future, we may acquire additional businesses that we believe could complement or expand our business. Realizing the benefits of acquisitions depends in part on the successful integration of operations and personnel. Integrating the operations of acquired businesses successfully or otherwise realizing any of the anticipated benefits of acquisitions, including anticipated cost savings and additional revenue opportunities, is complex and time-consuming and involves a number of potential challenges, including the effective and timely alignment of the acquired entity’s processes and systems with Endava’s processes and systems, notably Endava’s Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, controls. In addition, travel and physical distancing restrictions due to the ongoing COVID-19 pandemic and related precautionary and safety measures could extend timelines and delay integration activities and operating synergies. The failure to meet these integration challenges could seriously harm our financial condition and results of operations. Past acquisitions and any acquisitions we may complete in the future will give rise to certain risks and we may encounter unexpected difficulties or incur unexpected costs, including:

•diversion of management attention from ongoing business concerns to integration matters;
•lack of available staff to perform the integration in a timely manner or alternatively, to perform ongoing business activities due to their integration work;
•consolidating and rationalizing information technology platforms and administrative infrastructures;
•complexities associated with managing the geographic separation of the combined businesses and consolidating multiple physical locations;
•retaining IT professionals and other key employees and achieving minimal unplanned attrition;
•integrating personnel from different corporate cultures while maintaining focus on providing consistent, high quality service;
•demonstrating to our clients and to clients of acquired businesses that the acquisition will not result in adverse changes in client service standards or business focus;
•possible cash flow interruption or loss of profit as a result of transitional matters;
•inability to generate sufficient profit to offset acquisition and integration costs in a reasonable timeframe or at all; and
•inability to achieve the operating synergies anticipated in the acquisitions.
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
We are focused on geographic expansion, particularly in North America and Europe. In fiscal years 2021, 2020 and 2019, 31.4%, 28.5% and 27.5% of our revenue, respectively, came from clients in North America and 24.2%, 24.5% and 27.5% of our revenue, respectively, came from clients in Europe. From fiscal year 2020 to fiscal year 2021, our revenue from clients in North America and Europe increased by 40.0% and 25.7%, respectively, and from fiscal year 2019 to fiscal year 2020, our revenue from clients in North America and Europe increased by 26.3% and 8.5%, respectively. We have made significant investments to expand in North America, including our acquisitions of Velocity Partners in December 2017 and Five and Levvel in March 2021, which increased our sales presence in North America and added nearshore delivery capacity in Latin America. We have also made meaningful investments to expand in Europe, including our acquisitions of Intuitus in November 2019, Exozet in December 2019, CDS in August 2020 and Five in March 2021, which expanded our sales presence in Europe and expanded the services we can provide clients. However, our ability to add new clients will depend on a number of factors, including the market perception of our services, our ability to successfully add nearshore delivery center capacity and pricing, competition, overall economic conditions, including the impact of the COVID-19 pandemic. If we are unable to retain existing clients and attract new clients in North America and Europe, we may be unable to grow our revenue and our business, financial condition and results of operations could be adversely affected.
We may be unable to effectively manage our rapid growth or achieve anticipated growth, which could place significant strain on our management personnel, systems and resources.
We have experienced rapid growth and significantly expanded our business over the past several years, both organically and through acquisitions. We intend to continue to grow our business in the foreseeable future and to pursue existing and potential market opportunities. We have also increased the size and complexity of the projects that we undertake for our clients and hope to continue being engaged for larger and more complex projects in the future. As we add new delivery sites, acquire new companies, introduce new services or enter into new markets, we may face new market, technological and operational risks and challenges with which we are unfamiliar, and we may not be able to mitigate these risks and challenges to successfully grow those acquisitions, services or markets. In addition, the increased uncertainty and disruption resulting from the ongoing COVID-19 pandemic may negatively impact our growth opportunities as clients may reduce or postpone their technology spending and finding and consummating suitable acquisition opportunities becomes more challenging. We may not be able to achieve our anticipated growth or successfully execute large and complex projects, which could materially adversely affect our revenue, results of operations, business and prospects.
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
In addition, there are relatively few barriers to entry into our markets and we have faced, and expect to continue to face, competition from new market entrants. Further, there is a risk that our clients may elect to increase their internal resources to satisfy their services needs as opposed to relying on a third-party service provider, such as us. The technology services industry may also undergo consolidation, which may result in increased competition in our target markets from larger firms that may have substantially greater financial, marketing or technical resources, may be able to respond more quickly to new technologies or processes and changes in client demands, and may be able to devote greater resources to the development, promotion and sale of their services than we can. Increased competition could also result in price reductions, reduced operating margins and loss of our market share. We cannot assure you that we will be able to compete successfully with existing or new competitors or that competitive pressures will not materially adversely affect our business, results of operations and financial condition.
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
Our operating results are dependent on our ability to successfully deliver contracted services in a timely manner. We must consistently build, deliver and support complex projects and managed services. Failure to perform or observe any contractual obligations could damage our relationships with our clients and could result in cancellation or non-renewal of a contract. Some of the challenges we face in delivering contracted services to our clients include:
•maintaining high-quality control and process execution standards;
•maintaining planned resource utilization rates on a consistent basis;
•maintaining employee productivity and implementing necessary process improvements;
•controlling costs;
•maintaining close client contact and high levels of client satisfaction;
•maintaining physical and data security standards required by our clients;
•recruiting and retaining sufficient numbers of skilled IT professionals; and
•maintaining effective client relationships.
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
Factors that are likely to cause these variations include:
•the number, timing, scope and contractual terms of projects in which we are engaged;
•delays in project commencement or staffing delays due to difficulty in assigning appropriately skilled or experienced professionals;
•the accuracy of estimates on the resources, time and fees required to complete projects and costs incurred in the performance of each project;
•inability to retain employees or maintain employee utilization levels;
•changes in pricing in response to client demand and competitive pressures;
•the business decisions of our clients regarding the use of our services or spending on technology;
•the ability to further grow sales of services from existing clients;
•seasonal trends and the budget and work cycles of our clients;
•delays or difficulties in expanding our operational facilities or infrastructure;

•our ability to estimate costs under fixed price or managed service contracts;
•employee wage levels and increases in compensation costs;
•unanticipated contract or project terminations;
•the timing of collection of accounts receivable;
•our ability to manage risk through our contracts;
•the continuing financial stability of our clients;
•changes in our effective tax rate;
•fluctuations in currency exchange rates;
•general economic conditions; and
•the impact of public health pandemics, such as the ongoing COVID-19 pandemic.
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
Our business depends on our ability to effectively bill and successfully obtain payment from our clients of the amounts they owe us for work performed. We evaluate the financial condition of our clients and usually bill and collect on relatively short cycles. We maintain provisions against receivables. Actual losses on client balances could differ from those that we currently anticipate and, as a result, we may need to adjust our provisions. We may not accurately assess the creditworthiness of our clients. Macroeconomic conditions, such as a potential credit crisis in the global financial system and the ongoing global COVID-19 pandemic, have resulted and could continue to result in financial difficulties for our clients, including limited access to the credit markets, insolvency or bankruptcy. Such conditions have caused some clients and could cause other clients to delay payment, request modifications of their payment terms, or default on their payment obligations to us, all of which could increase our receivables balance. Timely collection of fees for client services depends on our ability to complete our contractual commitments and subsequently effectively bill for and collect our contractual service fees. If we are unable to meet our contractual obligations, including as a result of the ongoing global COVID-19 pandemic, or effectively prepare and provide invoices, we might experience delays in the collection of or be unable to collect our client balances, which would adversely affect our results of operations and could adversely affect our cash flows. In addition, if we experience an increase in the time required to bill and collect for our services or if our clients are delayed in making payments or stop payments altogether, our cash flows could be adversely affected, which in turn could adversely affect our ability to make necessary investments and, therefore, could affect our results of operations.
If we are unable to comply with our security obligations or our computer systems or the computer systems of our clients are or become vulnerable to security breaches, we may face reputational damage and lose clients and revenue.
The ongoing COVID-19 pandemic and the sustained associated restrictions on travel and public assembly in the locations where we operate have required our workforce to transition from being based primarily in our offices or at client sites to working from their homes via internet based remote access. We anticipate that even once the immediate threat from COVID-19 has subsided, a significant number of our employees will continue to work from home at least part time, as we, like many other technology firms, move to a hybrid work model in order to remain competitive as an employer of choice for technology workers. While we have taken, and will continue to take, steps to adjust our security policies and practices to meet the changed security profile that this presents, this situation increases our risk of a cybersecurity incident. Additionally, our operations could be materially adversely affected by interruptions in internet service or power at employee residences.
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
In addition, we often have access to or are required to collect and store confidential client and customer data. If any person, including any of our employees or former employees, penetrates our network security, accidentally exposes our data or code, or misappropriates data or code that belongs to us, our clients, or our clients’ customers, we could be subject to significant liability from our clients or from our clients’ customers for breaching contractual confidentiality provisions or privacy laws. Unauthorized disclosure of sensitive or confidential client and customer data, whether through breach of our computer systems, systems failure, loss or theft of confidential information or intellectual property belonging to our clients or our clients’ customers, or otherwise, could damage our reputation, cause us to lose clients and revenue, and result in financial and other potential losses by us. We have from time to time experienced minor data security incidents, none of which have required regulatory disclosures or notifications. Promptly after each incident's discovery, we took remedial actions to assess and contain the impacts of the data security incident and to evaluate the likelihood and severity of risks to individuals’ information. There was no material impact to our business or financial condition. While we believe we responded appropriately, there can be no assurance that we will be successful in these remedial and any preventative measures or successfully mitigating the effects of any future data security failures or breaches.

We may be subject to liability claims for actual or perceived breaches of our contracts and our insurance may be inadequate to cover our losses.
We are subject to numerous obligations, including indemnity obligations, in our contracts with our clients and suppliers. Despite the procedures, systems and internal controls we have implemented to comply with our contracts, we may breach these commitments, whether through a weakness in these procedures, systems and internal controls, negligence or the willful act of an employee or contractor. Additionally, a client may make a claim against us because they believe such a breach occurred. Our insurance policies, including, but not limited to, our professional indemnity (errors and omissions) and cyber & data security insurance policies, may be inadequate to insure us for the potentially significant losses that may result from claims arising from breaches of our contracts, disruptions in our services, failures or disruptions to our infrastructure, catastrophic events and disasters or otherwise. In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all. Further, our insurance may not cover all claims made against us and defending a suit, regardless of its merit, could be costly and divert management’s attention.
We are subject to stringent regulatory, legislative or self-regulatory standards regarding privacy and data security matters. Failing to comply with such requirements could expose us to financial liabilities and/or adversely affect our ability to conduct our business.
We, along with a significant number of our clients, are subject to laws, rules, regulations and industry standards related to data privacy and cyber security, and restrictions or technological requirements regarding the collection, use, storage, protection, retention or transfer of data.
For example, the European Union General Data Protection Regulation (E.U.) 2016/679, or GDPR, came into force in May 2018 and contains numerous requirements and changes from existing E.U. law, including more robust obligations on data processors and data controllers and heavier documentation requirements for data protection compliance programs. Specifically, the GDPR introduced numerous privacy-related changes for companies operating in the European Economic Area, or EEA, or offering their services to individuals located in the EEA, including greater control over personal data by data subjects (e.g., the “right to be forgotten”), increased data portability for consumers, data breach notification requirements and increased fines. The GDPR also introduces a number of novel requirements, including: (i) the obligation to appoint a data protection officer in certain circumstances; (ii) increased accountability and record-keeping obligations; (iii) onerous obligations on service providers who process personal data on their customers’ behalf; and (iv) the obligation to carry out so-called data protection impact assessments in certain circumstances. As such, the GDPR is likely to increase the compliance burden on us, including by mandating potentially burdensome documentation requirements and granting certain rights to individuals to control how we collect, use, disclose, retain and leverage information about them. The GDPR requirements apply not only to third-party transactions, but also to transfers of information between us and our subsidiaries, including employee information.
Also, notwithstanding the United Kingdom’s withdrawal from the European Union, the data protection obligations of the GDPR continue to apply to U.K.-related processing of personal data in substantially unvaried form under the so-called “UK GDPR” (i.e., the GDPR as it continues to form part of law in the United Kingdom by virtue of section 3 of the European Union (Withdrawal) Act 2018, as amended (including by the various Data Protection, Privacy and Electronic Communications (Amendments etc.) (E.U. Exit) Regulations)). Accordingly, references in this section to the GDPR are also deemed to be references to the UK GDPR in the context of the United Kingdom, unless the context requires otherwise.
Under the GDPR, fines of up to €20 million (or £17.5 million in the case of the UK GPDR) or up to 4% of the annual global revenue of the noncompliant company, whichever is greater, could be imposed for violations of certain of the GDPR’s requirements.
While we have taken steps to mitigate the impact of the GDPR on us, the efficacy and longevity of these mechanisms remains uncertain. Further, despite our ongoing efforts to bring practices into compliance, we may not be successful either due to various factors within our control, such as limited financial or human resources, or other factors outside our control. It is also possible that local data protection authorities may have different interpretations of the GDPR, leading to potential inconsistencies amongst various EEA Member States (and/or the United Kingdom).
In addition, the GDPR prohibits the transfer of personal data from the EEA, United Kingdom and Switzerland to the United States and other countries in respect of which the European Commission or other relevant regulatory body has not issued a so-called adequacy decision (known as “third countries”), unless the parties to the transfer have implemented specific safeguards to protect the transferred personal data. One of the primary safeguards used for transfers of personal data to the United States was the E.U.-U.S. Privacy Shield Framework administered by the U.S. Department of Commerce. However, on July 16, 2020, in a decision known as “Schrems II,” the Court of Justice of the European Union, or CJEU, invalidated the E.U.-U.S. Privacy Shield Framework, or Privacy Shield. While the CJEU upheld the adequacy of the “Standard Contractual Clauses” (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism, and potential alternative to the Privacy Shield), it made clear that reliance on them alone may not necessarily be sufficient in all circumstances. Use of the Standard Contractual Clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals and additional measures and/or contractual provisions may need to be put in place, however, the nature of these additional measures is currently uncertain. At present, there are few if any viable alternatives to the Standard Contractual Clauses, and there remains some uncertainty with respect to the nature and efficacy of such supplementary measures in ensuring an adequate level of protection of personal data. As such, our transfers of personal data from the EEA and the United Kingdom to the United States and other third countries may not fully comply with the cross-border data transfer restrictions set out in the GDPR. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the Standard Contractual Clauses cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results. On June 4, 2021, the European Commission published new versions of the Standard Contractual Clauses. These must be used for all new transfers of personal data from the EEA to third countries (including the United States) starting September 27, 2021, and all existing transfers of personal data from the EEA to third countries relying on the existing versions of the Standard Contractual Clauses must be replaced by December 27, 2022. The implementation of the new Standard Contractual Clauses will necessitate significant contractual overhaul of our data transfer arrangements with customers, subcontractors and vendors.
Additionally, other countries outside of Europe have enacted or are considering enacting similar cross-border data transfer restrictions and laws requiring local data residency, which could increase the cost and complexity of operating our business.
Furthermore, following the United Kingdom’s exit from the European Union, the relationship between the United Kingdom and the EEA in relation to certain aspects of data protection law remains somewhat uncertain. On June 28, 2021, the European Commission issued an adequacy decision under the GDPR which allows transfers (other than those carried out for the purposes of U.K. immigration control) of personal data from the EEA to the United Kingdom to continue without restriction for a period of four years ending June 27, 2025. After that period, the adequacy decision may be renewed only if the United Kingdom continues to ensure an adequate level of data protection. During these four years, the European Commission will continue to monitor the legal situation in the United Kingdom and could intervene at any point if the United Kingdom deviates from the level of data protection in place at the time of issuance of the adequacy decision. If the adequacy decision is withdrawn or not renewed, transfers of personal data from the EEA to the United Kingdom will require a valid ‘transfer mechanism’ and we may be required to implement new processes and put new agreements in place, such as Standard Contractual Clauses, to enable transfers of personal data from the EEA to the United Kingdom to continue, which could disrupt our operations.
In addition, while the U.K. data protection regime currently permits data transfers from the United Kingdom to the EEA and other third countries covered by a European Commission adequacy decision, and currently includes a framework to permit the continued use of the existing version of the Standard Contractual Clauses for personal data transfers from the United Kingdom to third countries, this is subject to change in the future, and any such changes could have implications for our transfers of personal data from the United Kingdom to the EEA and other third countries. In particular, the U.K. Information Commissioner’s Office has stated that it is working on its own bespoke version of the Standard Contractual Clauses and it is not clear whether the new Standard Contractual Clauses published by the European Commission will be accepted as a valid mechanism to permit the transfer of personal data from the United Kingdom to third countries and/or whether any U.K. version of the Standard Contractual Clauses will supersede the existing and/or new E.U. version of the Standard Contractual Clauses. This could necessitate the implementation of both U.K. and E.U. versions of Standard Contractual Clauses, which would require significant resources and result in significant cost to implement and manage.
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
Any failure or perceived failure (including as a result of deficiencies in our policies, procedures, or measures relating to privacy, data protection, marketing, or client communications) by us to comply with laws, regulations, policies, legal or contractual obligations, industry standards, or regulatory guidance relating to privacy or data security, may result in governmental investigations and enforcement actions, litigation, fines and penalties or adverse publicity, and could cause our clients and partners to lose trust in us, which could have an adverse effect on our reputation and business. We expect that there will continue to be new proposed laws, regulations and industry standards relating to privacy, data protection, marketing, consumer communications and information security in the United States, the United Kingdom, the European Union and other jurisdictions, and we cannot determine the impact such future laws, regulations and standards may have on our business. Future laws, regulations, standards and other obligations or any changed interpretation of existing laws or regulations could impair our ability to develop and market new services and maintain and grow our client base and increase revenue.
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

Due to the ongoing COVID-19 pandemic and the sustained associated restrictions on travel and public assembly in the locations where we operate, our workforce has transitioned from being based primarily in our offices or at client sites to working from their homes via internet based remote access. We anticipate that even once the immediate threat from COVID-19 has subsided, a significant number of our employees will continue to work from home at least part time, as we move to a hybrid work model. While we have taken, and will continue to take, steps to adjust our policies and practices to meet the challenges this presents, our operations face an increased risk from disruptions in telecommunications, systems or internet infrastructure notably at employee residences. Furthermore, as our workforce has transitioned to working from their residences via an internet based remote access, we face an increased risk of cyber-attacks.
Additionally, the reported incidence of “ransomware” attacks in which attackers encrypt and hold hostage and/or disclose firms’ electronic data has risen significantly. While we have taken technical and planning measures to detect, block and recover from such attacks, it is possible that a sophisticated actor might be able to successfully mount such an attack on us. In this case, we could experience significant recovery costs as well as loss of revenue, potential regulatory penalties related to data privacy, and damage to our reputation and customer relationships.
Cyber-attacks, including “ransomware” attacks, or other information or security breaches, whether directed at us or at third parties, may result in a material loss or have material consequences. Furthermore, the public perception that a cyber-attack on our systems has been successful, whether or not this perception is correct, may damage our reputation with customers and third parties with whom we do business. Unauthorized access to or disclosure of personal information, in particular, could cause serious reputational harm and regulatory penalties with a material impact. A successful penetration or circumvention of system security could cause us serious negative consequences, including loss of customers and business opportunities, significant disruption to our operations and business, misappropriation or destruction of our confidential information and/or that of our customers, or damage to our or our customers’ and/or third parties’ computers or systems. It could also result in a violation of applicable privacy and other laws; increased litigation exposure; regulatory fines, penalties or intervention; loss of confidence in our security measures; reputational damage; reimbursement or other compensatory costs; and additional compliance costs, and therefore could materially adversely affect our revenue, results of operations, business and prospects. We have from time to time experienced minor data security incidents, none of which have required regulatory disclosures or notifications. Promptly after each incident's discovery, we took remedial actions to assess and contain the impacts of the data security incident and to evaluate the likelihood and severity of risks to individuals’ information. There was no material impact to our business or financial condition. While we believe we responded appropriately, there can be no assurance that we will be successful in these remedial and any preventative measures or successfully mitigating the effects of any future data security failures or breaches.
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
Certain of our clients require solutions that ensure security given the nature of the content being distributed and associated applicable regulatory requirements. In particular, our U.S. healthcare industry clients may rely on our solutions to protect information in compliance with the requirements of the Health Insurance Portability and Accountability Act of 1996, the 2009 Health Information Technology for Economic and Clinical Health Act, the Final Omnibus Rule of January 25, 2013, and related regulations, which are collectively referred to as HIPAA, and which impose privacy and data security standards that protect individually identifiable health information by limiting the uses and disclosures of individually identifiable health information and requiring that certain privacy and data security standards be implemented to protect this information. As a “business associate” to “covered entities” that are subject to HIPAA, such as certain healthcare providers, health plans and healthcare clearinghouses, we also have our own compliance obligations directly under HIPAA and pursuant to the business associate agreements that we are required to enter into with our clients that are HIPAA-covered entities and any vendors we engage that access, use, transmit or store individually identifiable health information in connection with our business operations. Further, various states have implemented similar privacy laws and regulations that impose restrictive requirements regulating the use and disclosure of health information and other personally identifiable information. These laws and regulations are not necessarily pre-empted by HIPAA, particularly if a state affords greater protection to individuals than HIPAA. Where state laws are more protective, we have to comply with the stricter provisions. In addition to fines and penalties imposed upon violators, some of these state laws also afford private rights of action to individuals who believe their personal information has been misused.
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
We use open source software extensively in the solutions that we build for our clients and our client deliverables often contain software licensed by third parties under so-called “open source” licenses, including the GNU General Public License, or GPL, the GNU Lesser General Public License, or LGPL, the BSD License, the Apache License and others.. Any piece of third-party software, whether proprietary or open source, can contain security flaws which in some cases can result in security vulnerabilities in the applications utilizing them. Though we employ strategies to actively manage our software supply chain for open source software and attempt to minimize these risks,, there is no guarantee that these steps will be effective or successful. Any vulnerability in an application that we build for a client could be exploited to subvert the security controls in the system and allow a data breach or other security problem. Such an occurrence could have a material adverse impact on our reputation, client relationship, financial condition or prospects.
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
Although we monitor our use of open source software in an effort both to comply with the terms of the applicable open source licenses and to avoid subjecting our client deliverables to conditions we do not intend, the terms of many open source licenses have not been interpreted by courts in relevant jurisdictions, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our clients’ ability to use the software that we develop for them and operate their businesses as they intend. The terms of certain open source licenses may require us or our clients to release the source code of the software we develop for our clients and to make such software available under the applicable open source licenses. In the event that all or part of client deliverables are determined to be subject to an open source license, we or our clients could be required to publicly release the affected portions of source code (potentially amounting to the entire source code) or re-engineer all, or a portion of, the applicable software. Disclosing our or our client’s proprietary source code could allow our clients’ competitors to create similar products with lower development effort and time and ultimately could result in a loss of sales for our clients. Any of these events could create liability for us to our clients and damage our reputation, which could have a material adverse effect on our revenue, business, results of operations and financial condition and the market price of our ADSs.
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
Additionally, the ability of our employees to work at our clients’ facilities has been adversely affected by the COVID-19 pandemic. Due to government restrictions and our own precautions, our employees may be unable to work at our clients’ facilities, and their ability to do so will be limited due to ongoing safety precautions, including social distancing and travel restrictions. We may face delays in completing projects, decreased productivity or increased difficulties in delivering for our clients for so long as our employees are unable to work at our clients’ offices.
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
In October 2019, we entered into a new Multicurrency Revolving Facility Agreement, or the Facility Agreement, with HSBC Bank plc as agent, or the Agent, HSBC UK Bank plc, DNB (UK) Limited, Keybank National Association and Silicon Valley Bank as mandated lead arrangers, bookrunners and original lenders, or the Mandated Lead Arrangers and the Original Lenders. The Multicurrency Revolving Credit Facility is an unsecured revolving credit facility in the amount of £200 million with an initial period of three years, and it replaces the existing £50 million secured facility with HSBC UK Bank Plc. In 2020, the Facility Agreement was extended by one year, now maturing in October 2023. The Facility Agreement also provides for an uncommitted accordion option for up to an aggregate of £75 million in additional borrowing. The Facility Agreement remains undrawn; however, we may draw down from the Facility in the future.
The Facility Agreement requires us, and any debt instruments we may enter into in the future may require us, to comply with various covenants that limit our ability to, among other things:
•dispose of assets;
•complete mergers or acquisitions;
•incur or guarantee indebtedness;
•sell or encumber certain assets;
•pay dividends or make other distributions to holders of our shares;
•make specified investments;
•engage in different lines of business; and
•engage in certain transactions with affiliates.
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
We believe that our current cash balances, cash flow from operations and credit facilities should be sufficient to meet our anticipated cash needs for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities, draw down on our revolving credit facility or obtain another credit facility. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including investors' perception of, and demand for, securities of IT services companies, conditions in the capital markets in which we may seek to raise funds, our future results of operations and financial condition, and general economic and political conditions, all of which may be heightened due to the ongoing COIVD-19 pandemic. Financing may not be available in amounts or on terms acceptable to us, or at all, and could limit our ability to grow our business and develop or enhance our service offerings to respond to market demand or competitive challenges.
We have significant fixed costs related to lease facilities and may incur additional expense as we adapt our facilities in response to the COVID-19 pandemic.
We have made and continue to make significant contractual commitments related to our leased facilities. The total lease related expense (net of any related gains and income) included in our financial statements for the 2021 fiscal year was £13.87 million, and we are contractually committed to £14.23 million in such lease expenses for the 2022 fiscal year. These expenses will have a significant impact on our fixed costs, and if we are unable to grow our business and revenue proportionately, our operating results may be negatively affected.
As we continue to adapt to the changes caused by the ongoing COVID-19 pandemic and take necessary safety precautions to ensure a safe and healthy work environment, we may face increased costs to adapt our offices to mitigate the risk of our employees being diagnosed with COVID-19, including office cleaning costs and ensuring we have enough space to maintain appropriate social distancing.
Additionally, we have moved our workforce to a remote working regime in response to the COVID-19 pandemic, and plan to move to a hybrid work model even as social distancing restrictions are loosened. Therefore, we may require less office space than we currently have under our leases. This could require us to renegotiate some of our leases to match a reduced need for office space, which may in turn lead to disputes with existing landlords. This process could be costly and time consuming, and we cannot guarantee that any new leases would be on the same or better terms as our current lease arrangements. Additionally, we plan to make significant changes to our offices to adapt them to new ways of working as we embrace a hybrid working model. This investment could be costly and time consuming as we evolve our plan to meet the requirements and opportunities this new working model presents and to increase our employees’ capabilities, wellness, job satisfaction and productivity under this model
Our ability to expand our business and procure new contracts or enter into beneficial business arrangements could be affected to the extent we enter into agreements with clients containing non-competition clauses.
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
We provide technology services that are integral to our clients’ businesses. If we were to default in the provision of any contractually agreed-upon services, our clients could suffer significant damages and make claims against us for those damages. We currently carry professional indemnity (errors and omissions) and cyber & data insurance coverage in an amount we consider reasonable and appropriate for all of the services we provide. To the extent client damages are deemed recoverable against us in amounts substantially in excess of our insurance coverage, or if our claims for insurance coverage are denied by our insurance carriers for any reason, including reasons beyond our control, there could be a material adverse effect on our revenue, business, results of operations and financial condition.

Risks Related to Our International Operations
Fluctuations in currency exchange rates and increased inflation could materially adversely affect our financial condition and results of operations.
We have operations in a number of countries, including Argentina, Austria, Australia, Bosnia & Herzegovina, Bulgaria, Colombia, Croatia, Denmark, Germany, Ireland, North Macedonia, Mexico, Moldova, the Netherlands, Romania, Serbia, Singapore, Slovenia, Switzerland, the United Kingdom, the United States, Uruguay and Venezuela, and we serve clients across Europe, North America and the rest of the world, or RoW. As part of our acquisitions of Five and Levvel in March 2021, we acquired new operations in Croatia, Mexico and the United States. As a result of the international scope of our operations, fluctuations in exchange rates, particularly between the British Pound, our reporting currency, and the Euro and U.S. dollar, may adversely affect us. Currency fluctuations related to the United Kingdom’s departure from the European Union on January 31, 2020, or Brexit, and the COVID-19 pandemic had a significant impact on our financial results for the fiscal year ended June 30, 2021. In the fiscal year ended June 30, 2021, 43.0% of our sales were denominated in the British Pound, 27.2% of our sales were denominated in U.S. dollars, 28.1% were denominated in Euros and the balance were in other currencies. Conversely, during the same time period, 72.2% of our expenses were denominated in Euros (or in currencies that largely follow the Euro, including the RON) or U.S. dollars. As a result, strengthening of the Euro or U.S. dollar relative to the British Pound presents the most significant risk to us. Any significant fluctuations in currency exchange rates may have a material impact on our business.
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
As of June 30, 2021, we had 8,883 employees (including directors), approximately 50.3% of whom work in nearshore delivery centers in European Union countries. We have operations in a number of countries, including Argentina, Austria, Australia, Bosnia & Herzegovina, Bulgaria, Colombia, Croatia, Denmark, Germany, Ireland,

North Macedonia, Mexico, Moldova, the Netherlands, Romania, Serbia, Singapore, Slovenia, Switzerland, the United Kingdom, the United States, Uruguay and Venezuela, and we serve clients across Europe, North America and RoW. As part of our acquisitions of CDS in August 2020 and Five and Levvel in March 2021, we acquired new operations in Austria, Bosnia & Herzegovina, Croatia, Germany, Ireland, Mexico, Serbia, Slovenia and the United States. Additionally, we have formed new subsidiaries in Australia in June 2020, Singapore in April 2020 and Switzerland in June 2021. As a result, we may be subject to risks inherently associated with international operations. Our global operations expose us to numerous and sometimes conflicting legal, tax and regulatory requirements, and violations or unfavorable interpretation by the respective authorities of these regulations could harm our business. Risks associated with international operations include difficulties in enforcing contractual rights, potential difficulties in collecting accounts receivable, the burdens of complying with a wide variety of foreign laws, repatriation of earnings or capital and the risk of asset seizures by foreign governments. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations. Such companies may have long-standing or well-established relationships with desired clients, which may put us at a competitive disadvantage. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. Our international expansion plans may not be successful and we may not be able to compete effectively in other countries. These factors could impede the success of our international expansion plans and limit our ability to compete effectively in other countries. Additionally, addressing the operational and other challenges posed by our international operations will require significant time and attention from management, which may divert management's attention from other important matters.
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
From time to time, we may be party to various claims and litigation proceedings, including as part of class actions. We evaluate these claims and litigation proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we may establish reserves, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. Actual outcomes or losses may differ materially from our assessments and estimates. We are not currently party to any material litigation.
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
In particular, there have been significant changes to the taxation systems in Central European countries and also in Argentina and the United States in recent years as the authorities have gradually replaced or introduced new legislation regulating the application of major taxes such as corporate income tax, VAT, corporate property tax, personal income taxes and payroll taxes. The post-Brexit deal that the United Kingdom agreed with the European Union did not include an exemption from withholding tax on dividends between U.K. and E.U. resident group members, and so profits recognized by us in Romania are now subject to a 5% withholding tax on distributions to us.
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
We retain certain of our workforce as independent contractors, which has increased due to our recent acquisitions, and the determination of whether an individual is considered an independent contractor or an employee typically varies by jurisdiction and depends on the interpretation of the applicable laws. If there is a change in law or regulation, such as the changes to the rules often referred to as “IR35” or the “off-payroll working rules” in the United Kingdom that took effect from April 2021, or if a government authority or court makes a determination with respect to the requirements for being an independent contractor that differs from our approach either generally or specifically against an independent contractor who works for us, then we could incur significant costs. These could include increased employee benefits costs as well as withholding and other taxes (and potentially interest and penalties), and could apply to previous periods. Furthermore, any such change in law or regulation or government or court determination could negatively impact how we structure our business and who we hire, which along with any increase in our costs, could materially adversely affect our business, financial condition and results of operations and increase the difficulty in attracting and retaining personnel.
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
Although PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets, we believe we were not a PFIC for our 2020 tax year and we do not expect to be a PFIC for our current taxable year. However, our status as a PFIC is a fact-intensive determination made on an annual basis, and we cannot provide any assurances regarding our PFIC status for the current, prior or future taxable years. See “Taxation—U.S. Federal Income Tax Considerations for U.S. Holders—Passive Foreign Investment Company Rules” for a further discussion of the PFIC rules.
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
Risks Related to Our ADSs and the Trading of Our ADSs
We have identified a material weakness in our disclosure controls and internal controls over financial reporting. If we fail to remediate the material weakness and maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired, and the trading price of our ADSs may be negatively impacted.
As a public company, we are required, pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the fiscal year ended June 30, 2021. This assessment is required to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. We are also required to have our independent registered public accounting firm issue an opinion on the effectiveness of our internal control over financial reporting on an annual basis.
We identified material weaknesses in our internal control over financial reporting during the fiscal year ended June 30, 2020, which were remediated as of June 30, 2021. However, as disclosed in Item 15, for the fiscal year ended June 30, 2021, we identified a material weakness in internal controls related to our risk assessment process over the design and implementation of process level controls regarding the impact of events after the reporting period on the allowance for credit losses related to trade receivables. While we are actively engaged in implementing remedial measures, we cannot assure you that these measures will be effective. We also cannot assure you that there will not be additional material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any additional or sustained failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to remediate the material weakness or to conclude in the future that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have additional material weaknesses in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our ADSs could decline, and we could be subject to sanctions or investigations by the New York Stock Exchange, the SEC or other regulatory authorities. Failure to remedy any material weaknesses in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets. For details of the controls, the identified material weakness and our remediation plan, see the section of this annual report entitled “Item 15. Controls and Procedures-A.-Disclosure Controls and Procedures.”

Our share price may be volatile or may decline regardless of our operating performance.
The trading price of our ADSs has fluctuated, and is likely to continue to fluctuate. The trading price of our ADSs depends on a number of factors, many of which are beyond our control and may not be related to our operating performance, including:
•actual or anticipated fluctuations in our financial condition and operating results;
•variance in our financial performance from expectations of securities analysts;
•changes in the prices of our services;
•changes in our projected operating and actual financial results;
•changes in laws or regulations applicable to our business;
•announcements by us or our competitors of significant business developments, acquisitions or new offerings;
•our involvement in any litigation, including class action lawsuits;
•our sale of our ADSs or other securities in the future;
•changes in senior management or key personnel;
•the trading volume of our ADSs;
•changes in the anticipated future size and growth rate of our market;
•natural disasters, pandemics, including the ongoing COVID-19 pandemic, acts of terrorism and other events beyond our control; and
•general economic, regulatory, political and market conditions.
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

Our articles of association provides for various selling restrictions, including that (i) each holder of Class B ordinary shares may not dispose of (a) more than 40% of the Class B ordinary shares held by such holder as of July 26, 2018 in the three-year period following July 26, 2018 (including by conversion to Class A ordinary shares) and (b) more than 60% of the Class B ordinary shares held by such holder as of July 26, 2018 in the five-year period following July 26, 2018 (including by conversion to Class A ordinary shares). Limitations on conversions and dispositions also applied to holders of our Class C ordinary shares at the time such shares were outstanding. As of January 26, 2020, all of the selling restrictions on our Class C ordinary shares had lapsed, and on July 26, 2020, all of our Class C ordinary shares automatically converted to Class A ordinary shares. As of June 30, 2021, we had 41,871,331 outstanding ordinary shares, which were not subject to lock-ups or selling restrictions.
In addition, as of June 30, 2021 there were outstanding 2,770,076 Class A ordinary shares issuable by us upon exercise of outstanding share options or the vesting of restricted share units, or RSUs. We have registered all of the ADSs representing Class A ordinary shares issuable upon exercise of outstanding options or the vesting of RSUs, and upon exercise of settlement of any options or other equity incentives we may grant in the future, for public resale under the Securities Act. Accordingly, these shares will be able to be freely sold in the public market upon issuance as permitted by any applicable vesting requirements, subject to restrictions on sales of our shares by affiliates.
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
On July 6, 2018, we re-registered as a public limited company incorporated in England and Wales. Our place of central management and control was at that time, and remains in, the United Kingdom for the purposes of the Takeover Code. Accordingly, we are currently subject to the Takeover Code and, as a result, our shareholders are entitled to the benefit of the various protections provided under the Takeover Code. The Takeover Code provides a framework within which takeovers of companies are regulated and conducted. If, at the time of a takeover offer, the Takeover Panel determines that we do not have our place of central management and control in the United Kingdom, then the Takeover Code would not apply to us and our shareholders would not be entitled to the benefit of the various protections that the Takeover Code affords. In particular, the rules regarding mandatory takeover bids described below would not apply. The following is a brief summary of some of the most important rules of the Takeover Code:
•When any person acquires, whether by a series of transactions over a period of time or not, an interest in shares which (taken together with shares already held by that person and an interest in shares held or acquired by persons acting in concert with him or her) carry 30% or more of the voting rights of a company that is subject to the Takeover Code, that person is generally required to make a mandatory offer to all the holders of any class of equity share capital or other class of transferable securities carrying voting rights in that company to acquire the balance of their interests in the company.
•When any person who, together with persons acting in concert with him or her, is interested in shares representing not less than 30% but does not hold more than 50% of the voting rights of a company that is subject to the Takeover Code, and such person, or any person acting in concert with him or her, acquires an additional interest in shares which increases the percentage of shares carrying voting rights in which he or she is interested, then such person is generally required to make a mandatory offer to all the holders of any class of equity share capital or other class of transferable securities carrying voting rights of that company to acquire the balance of their interests in the company.
•A mandatory offer triggered in the circumstances described in the two paragraphs above must be in cash (or be accompanied by a cash alternative) and at not less than the highest price paid within the preceding 12 months to acquire any interest in shares in the company by the person required to make the offer or any person acting in concert with him or her.
•In relation to a voluntary offer (i.e. any offer which is not a mandatory offer), when interests in shares representing 10% or more of the shares of a class have been acquired for cash by an offeror (i.e., a bidder) and any person acting in concert with it in the offer period and the previous 12 months, the offer must be in cash or include a cash alternative for all shareholders of that class at not less than the highest price paid for any interest in shares of that class by the offeror and by any person acting in concert with it in that period. Further, if an offeror acquires for cash any interest in shares during the offer period, a cash alternative must be made available at not less than the highest price paid for any interest in the shares of that class.
•If the offeror or any person acting in concert with it acquires an interest in shares in the offeree company (i.e., the target) at a price higher than the value of the offer, the offer must be increased to not less than the highest price paid for the interest in shares so acquired.
•The offeree company must obtain competent advice as to whether the terms of any offer are fair and reasonable and the substance of such advice must be made known to all the shareholders, together with the opinion of the board of directors of the offeree company.
•Special deals with favorable conditions for selected shareholders are not permitted.
•All shareholders must be given the same information.
•Each document published in connection with an offer by or on behalf of the offeror or offeree must state that the directors of the offeror or the offeree, as the case may be, accept responsibility for the information contained therein.
•Profit forecasts, quantified financial benefits statements and asset valuations must be made to specified standards and must be reported on by professional advisers.
•Misleading, inaccurate or unsubstantiated statements made in documents or to the media must be publicly corrected immediately.
•Actions during the course of an offer by the offeree company, which might frustrate the offer, are generally prohibited unless shareholders approve these plans.
•Stringent and detailed requirements are laid down for the disclosure of dealings in relevant securities during an offer.
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
Our Class B ordinary shares have 10 votes per share, and our Class A ordinary shares, which are the shares underlying the ADSs have one vote per share. Given the greater number of votes per share attributed to our Class B ordinary shares, holders of Class B ordinary shares collectively beneficially hold shares representing approximately 81.8% of the voting rights of our outstanding share capital as of August 15, 2021. Further, John Cotterell, our Chief Executive Officer, beneficially holds Class B ordinary shares representing approximately 42.6% of the voting rights of our outstanding share capital as of August 15, 2021. Consequently, Mr. Cotterell will continue to be able to have a significant influence on corporate matters submitted to a vote of shareholders. Notwithstanding this concentration of control, we do not currently qualify as a “controlled company” under New York Stock Exchange listing rules.

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
In accordance with our New York Stock Exchange listing, our audit committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act and Rule 10A-3 of the Exchange Act, both of which are also applicable to New York Stock Exchange-listed U.S. companies. Because we are a foreign private issuer, however, our audit committee is not subject to additional New York Stock Exchange requirements applicable to listed U.S. companies, including an affirmative determination that all members of the audit committee are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer. Furthermore, the New York Stock Exchange’s corporate governance listing standards require listed U.S. companies to, among other things, seek shareholder approval for the implementation of certain equity compensation plans and issuances of ordinary shares, which we are not required to follow as a foreign private issuer.
We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act's domestic reporting regime and cause us to incur significant legal, accounting and other expenses.
As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer when such status is assessed as of December 31, 2021 (the end of our second fiscal quarter), which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of July 1, 2022. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(1) a majority of our executive officers or directors cannot be U.S. citizens or residents, (2) more than 50 percent of our assets must be located outside the United States and (3) our business must be administered principally outside the United States. If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers and will require that we prepare our financial statements in accordance with U.S. Generally Accepted Accounting Principles. We may also be required to make changes in our corporate governance practices in accordance with various SEC and rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer will be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly.
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
Our capital expenditures for the years ended June 30, 2021, 2020 and 2019 amounted to £5.9 million, £9.7 million and £7.3 million, respectively. These capital expenditures were related primarily to purchases of property and equipment for our delivery centers and software licenses in Romania, Bulgaria, Moldova, North Macedonia, Serbia and Latin America. We expect our capital expenditures to increase in absolute terms in the near term as we continue to grow our operations. We anticipate our capital expenditures in fiscal 2022 to be financed from cash generated from operations and our cash and cash equivalents. We will continue investing technology services in Europe, Latin America and the United States.
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

Waves of technological change are disrupting the nature of competition in every industry. New technologies have enabled the growth and success of companies that leverage these technologies in every aspect of their businesses, or digital native companies, allowing them to be nimble, innovative, data driven and focused on user experience, often through an Agile development approach. Technology has also increased customer expectations, giving customers the ability to choose not only the products and services that they want, but also where, when and how they want them delivered. Incumbent enterprises must undertake digital transformation of their businesses by leveraging technology in order to meet ever-evolving customer expectations and compete with digital native disruptors. According to International Data Corporation, or IDC, the worldwide market for digital transformation services is expected to grow at a compound annual growth rate of 15.5% from 2020 to 2023 and is expected to approach $6.8 trillion.
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
We locate our nearshore delivery centers in countries that not only have abundant IT talent pools, but also offer us an opportunity to be a preferred employer. We provide services from our nearshore delivery centers, located in four European Union countries (Bulgaria, Croatia, Romania and Slovenia), four other Central European countries (Bosnia & Herzegovina, Moldova, North Macedonia and Serbia), and five countries in Latin America (Argentina, Colombia, Mexico, Uruguay and Venezuela). We have close-to-client locations in seven Western European countries (Austria, Denmark, Germany, Ireland, the Netherlands, Switzerland and the United Kingdom) and in Australia, Singapore and the United States. As of June 30, 2021, we had 8,883 employees (including directors), approximately 50.3% of whom work in nearshore delivery centers in European Union countries. We provide

Endavans with training to develop their technical and soft skills, in an environment where they are continually challenged and given opportunities to grow as professionals, and with tools and resources to innovate.
As of June 30, 2021, we had 615 active clients, which we define as clients who paid us for services over the preceding 12-month period. We have achieved significant growth in recent periods. For the fiscal years ended June 30, 2021, 2020 and 2019, our revenue was £446.3 million, £351.0 million and £287.9 million, respectively, representing a compound annual growth rate of 24.5% over the three year period. We generated 41.9%, 44.3% and 45.0% of our revenue for the three fiscal years ended June 30, 2021, 2020 and 2019, respectively, from clients located in the United Kingdom; we generated 24.2%, 24.5% and 27.5%, of our revenue in each of those fiscal years, respectively, from clients located in Europe. We generated 31.4%, 28.5%, 27.5% of our revenue for the fiscal years ended June 30, 2021, 2020 and 2019 from clients located in North America. The balance of revenue in each of those fiscal years comes from clients located in Rest of World, or RoW. Our revenue growth rate at constant currency, which is a measure that is not calculated and presented in accordance with IFRS, for the fiscal years ended June 30, 2021, 2020 and 2019 was 29.6%, 21.0% and 31.1%, respectively. Over the last five fiscal years, 88.5% of our revenue, on average, each fiscal year came from clients who purchased services from us during the prior fiscal year. Our profit before taxes was £54.4 million, £25.3 million and £30.1 million, for the fiscal years ended June 30, 2021, 2020 and 2019, respectively, and our profit before taxes as a percentage of revenue was 12.2%, 7.2% and 10.5%, respectively, for the same periods. Our adjusted profit before taxes margin, or Adjusted PBT Margin, which is a measure that is not calculated and presented in accordance with IFRS, was 20.6%, 19.5% and 18.0%, respectively, for the fiscal years ended June 30, 2021, 2020 and 2019. See notes 1 and 6 in the section of this Annual Report on Form 20-F titled “Non-IFRS Measures and Other Management Metrics” for a reconciliation of revenue growth rate at constant currency revenue growth rate and for a reconciliation of Adjusted PBT to profit before taxes, respectively, the most directly comparable financial measures calculated and presented in accordance with IFRS.
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
Our Opportunity
According to IDC, despite the global impacts of the COVID-19 pandemic, the worldwide market for digital transformation services is expected to grow at a compound annual growth rate of 15.5% from 2020 to 2023 and is expected to approach $6.8 trillion as companies build on existing strategies and investments, becoming digital-at-scale future enterprises. IDC defines digital transformation as the continuous process by which enterprises adapt to or drive disruptive changes in their customers and markets by leveraging digital competencies to innovate new business models, products and services that seamlessly blend digital and physical and business and customer experiences while improving operational efficiencies and organizational performance. IDC also forecasts that 65% of global gross domestic product should be digitalized by 2022 and will drive over $6.8 trillion of direct digital transformation investments between 2020 and 2023. Per IDC, by 2023, 75% of organizations will have comprehensive digital transformation implementation roadmaps, up from 27% in 2020. Broadly, our target market is defined within categories, identified by IDC, of spending as business services, IT services, Infrastructure-as-a-Service, applications, application development and deployment, personal devices, system infrastructure software and other next-generation software, services, and materials, such as augmented reality, virtual reality, IoT, 3D printing, next-generation security and robotics.

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
Employer of Choice in Regions with Deep Pools of Talent
We strive to be one of the leading employers of IT professionals in the regions in which we operate. We provide services from our nearshore delivery centers, located in four European Union countries (Bulgaria, Croatia, Romania and Slovenia), four other Central European countries (Bosnia & Herzegovina, Moldova, North Macedonia and

Serbia), and five countries in Latin America (Argentina, Colombia, Mexico, Uruguay and Venezuela). We have close-to-client locations in seven Western European countries (Austria, Denmark, Germany, Ireland, the Netherlands, Switzerland, and the United Kingdom), and in Australia, Singapore and the United States. We locate our nearshore delivery centers in countries that not only have abundant IT talent pools, but also offer us an opportunity to be a preferred employer. As of June 30, 2021, we had 8,883 employees (including directors), approximately 50.3% of whom work in nearshore delivery centers in European Union countries. We locate our nearshore delivery centers in countries that not only have abundant IT talent pools, but also offer us an opportunity to be a preferred employer. For example, a majority of our employees are located in Romania, where we have been identified as a top employer for each of the last five years.
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
Effective management of Environmental, Social and Governance ("ESG") matters has been of strategic importance for us for years. During fiscal year 2021, we launched our We Care sustainability approach and published our first report that highlights our contributions to key ESG matters. Our sustainability report with respect to the fiscal year ended June 30, 2021 was published in September 2021 and can be found on our website. The information on our website does not constitute a part of this report.
Founder Led, Experienced and Motivated Management Team.
Our management team, led by John Cotterell, our founder and chief executive officer, has significant experience in the global technology and services industries. Since our founding in 2000, we have expanded from a single office serving clients principally located in the city of London to a global enterprise serving clients across Europe and North America from nearshore delivery centers located in Central Europe and Latin America. We believe that we have a strong partnership culture. Our most senior 73 employees have an average tenure at Endava of 11 years, which we believe evidences the success of our approach. Additionally, our management team focuses on mentoring our IT professionals at all levels to develop the next generation of leadership.
Our Strategy
We are focused on continuing to distinguish ourselves as a leader in next-generation technology services. The key elements of our strategy include:
Expand Relationships with Existing Clients
We are focused on continuing to expand our relationships with existing clients by helping them solve new problems and become more engaging, responsive and efficient. We have a demonstrated track record of expanding our work with clients after an initial engagement. Our ten largest clients together contributed 34.9% and 38.1% of our total revenue in the last two fiscal years, respectively, and the number of clients that have a minimum annual spend of at least £1.0 million has grown from 65 to 85 over the same time period. Expansion of our relationships with existing active clients will remain a key strategy going forward as we continue to leverage our deep domain expertise and knowledge of emerging technology trends in order to drive incremental growth for our business.
Establish New Client Relationships

We believe that we have a significant opportunity to add new clients. We have established ourselves as a leader in delivering end-to-end ideation-to-production services in the Financial Services and Payments and TMT verticals. Clients in the Payments and Financial Services vertical contributed to 50.7%, 52.8% and 52.9% of our total revenue in the 2021, 2020 and 2019 fiscal years, respectively. Clients in the TMT vertical contributed 27.1%, 25.7% and 27.4%, of our total revenue in the 2021, 2020 and 2019 fiscal years, respectively. Clients in our Other vertical contributed 22.2%, 21.5% and 19.7%, of our total revenue in the 2021, 2020 and 2019 fiscal years, respectively. We believe that we continue to have a significant untapped opportunity in these sectors and we plan to leverage this experience to expand our vertical reach. As waves of technological change sweep across industries and increasingly facilitate seamless integration of different aspects of customers and users lives, we believe our experience working within our core client base will also be of particular value in expanding our vertical reach. For example, as customers increasingly demand a frictionless and consistent buying experience and the payments and retail sectors converge, we believe our deep expertise in developing payment systems and e-commerce platforms will allow us to grow our base of retail clients. Similarly, we believe that our expertise in data analytics and augmented and virtual reality will be increasingly relevant in the healthcare industry as technology continues to reshape the practice and provision of medicine. We are also focused on the consumer products, logistics and professional services verticals as key areas for potential growth.
We are likewise focused on geographic expansion, particularly in North America. In the 2021 fiscal year, approximately 31.4% of our revenue came from clients in North America. With the acquisition of Five and Levvel, we further increased our sales presence in the United States. In addition, we plan to evaluate other growth markets, including countries in the Asia Pacific region, to expand our client footprint.
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
Selectively Pursue “Tuck-In” Acquisitions
We plan to selectively pursue “tuck-in” acquisitions. Our focus is on augmenting our core capabilities to enhance our expertise in new technologies and verticals and increase our geographic reach, while preserving our corporate culture and sustainably managing our growth. Consistent with these goals, we have completed six acquisitions in the past five fiscal years, all of which have enabled us to accelerate core strategic goals. For example, our acquisition of Levvel in March 2021 increased our client base in payments, banking, media and mobility in the United States and increased our U.S. onshore delivery capabilities. Our acquisition of Five in March 2021 enhanced our capabilities in digital product strategy and performance optimization services and increased our nearshore delivery centers in the Adriatic region. Our acquisition of CDS in August 2020 increased our nearshore delivery centers in the Adriatic region and our client base in Europe across several verticals including logistics, mobility, energy, healthcare, government, banking and others.

We have a demonstrated track record of successfully identifying, acquiring and integrating complementary business and plan to leverage this experience as we pursue “tuck-in” acquisitions that help accelerate our strategy. All acquired companies have been integrated into our core and single operating segment immediately upon acquisition.
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
INTELLIGENT AUTOMATION
SECURE DEVELOPMENT

DEFINE
Private Equity and Corporate Transaction Advisory
The constantly evolving technology landscape means that both private equity and corporate buyers need to understand if the technology operations of the company being acquired are capable of enabling the buyer’s investment thesis. The Endava Private Equity Group, or PEG, provides technology and digital advisory services across a wide range of industries, supporting the full transaction lifecycle.
Technology Strategy

The Endava Technology Strategy capability provides expertise and deep experience in helping clients with complex decision-making process through thorough diagnosis and delivery of executable IT strategies.
Business Analysis
Business Analysis is a dedicated discipline within the Endava organization. We support complex projects by acting as the mediator between the business and the technology teams. We distinguish ourselves through an understanding of our clients’ domains. We have business domain expertise across a wide range of industries.
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
Our Frameworks, Methods and Tools
Our frameworks, methods and tools, including TEAS, enhance our ability to develop and deploy solutions based on next-generation technologies. Developed with a focus on providing innovation, quality and productivity at scale, we believe our frameworks, methods and tools allow us to:
•Deliver outcome driven programs to our clients, with faster time-to-market and favorable return on investment;
•Tailor our approach to the needs of our clients and respond flexibly to changing client objectives and market conditions;
•Improve our clients visibility into budgets, status and progress of technology projects; and
•Provide better solutions.
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
We provide services out of nearshore delivery centers located in four European Union countries (Bulgaria, Croatia Romania and Slovenia), four other Central European countries (Bosnia & Herzegovina, Moldova, North Macedonia and Serbia), and five countries in Latin America (Argentina, Colombia, Mexico, Uruguay and Venezuela). We have close-to-client locations in seven Western European countries (Austria, Denmark, Germany, Ireland, the Netherlands, Switzerland and the United Kingdom) and in Australia, Singapore and the United States. We locate our nearshore delivery centers in countries that not only have abundant IT talent pools, but also offer us an opportunity to be a preferred employer. As of June 30, 2021, we had 8,883 employees (including directors), approximately 50.3% of whom work in nearshore delivery centers in European Union countries.
Our nearshore delivery model was first established in Central Europe in order to efficiently deliver our solutions to European clients. Our primary delivery centers are located in Romania, where we employed approximately 3,693 employees involved with delivery of our services as of June 30, 2021. As of June 30, 2021, we had 1,404 such employees located in Cluj-Napoca, the second largest city in Romania and 1,018 such employees located in Bucharest, the capital of Romania. We believe Romania is an ideal location to source IT delivery talent due to its educational infrastructure, large multi-lingual population, advanced technological infrastructure and flexible labor regulation. As of June 30, 2021, we also had approximately 3,137 IT professionals across our locations in Bosnia & Herzegovina, Bulgaria, Croatia, Moldova, North Macedonia, Serbia and Slovenia, which are countries that we believe offer many of the same benefits as Romania. To serve our North American clients, we had approximately 1,244 employees involved with delivery of our services across our seven Latin American delivery centers as of June 30, 2021, the majority of which are located in Argentina (453 employees) and Colombia (616 employees). We believe that the Latin American region as a whole has an abundant talent pool of individuals skilled in IT. Additionally, we added a delivery center in Mexico as a result of the acquisition of Levvel in 2021.
Employees at our close-to-client locations include our sales teams, as well as account management and other client-facing employees, which helps maintain quality and consistency in collaboration with our nearshore delivery teams.
In addition, we are highly focused on the security of our clients’ data and are certified to ISO 27001 standards.

Our Clients
As of June 30, 2021 we had 615 active clients, which we define as clients who spent money with us over the preceding 12-month period. Our clients are primarily enterprises based in the United Kingdom, European Union and United States. Our clients principally operate in the Payments and Financial Services and TMT verticals. We are also focused on growing our client base in other verticals, such as the consumer products, healthcare, mobility and retail verticals, and on providing services to our clients that span verticals. For instance, roughly 35% of our revenue in the fiscal year ended June 30, 2021 came from payments-related work that we performed for clients across all of our industry verticals. More than 2,690 Endavans provided this payments-related work to more than 70 distinct clients.
During the fiscal years ended June 30, 2021, 2020 and 2019, our 10 largest clients based on revenue accounted for 34.9%, 38.1% and 37.7%, of total revenue, respectively.
We are focused on building deep, long-term relationships with our clients, which often begin with a discrete project and develop into larger engagements. We target clients to whom we believe we can demonstrate our deep understanding of technological trends and our capability to provide end-to-end ideation-to-production services.
Some of our representative clients by vertical include Backbase, Beazley, Jupiter, Pollinate, Rabobank, RSA and Worldpay in Payments and Financial Services; Adobe and BBC in TMT; and Maersk in Other.
Sales and Marketing
Our sales and marketing strategy is focused on driving revenue growth from existing and new clients. We run a single, highly integrated sales and marketing organization that comprises strategy, solutions and offers, marketing, lead generation, sales and account teams. As of June 30, 2021, we had 142 employees on our sales and marketing team located across our offices.
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
We have received various awards, including being:
•awarded 3 prizes at the 7th edition of the Romanian Business Services Awards Gala in 2021: Business Services Company of the Year and Employer of the Year (for companies over 800 employees), and the best Wellbeing initiative.

•named Brand of the Year in Romania in 2020 by the Romanian Business Services Forum and Awards.

•the recipient of the ANIS Project of the Year award in 2020, along with Pollinate for cutting-edge, bank-grade digital solution which allows Banks to reimagine acquiring and value-added services for SMEs.
•a 5 Star “World Class” certification by the Service Desk Institute (SDI) in 2019.

•featured in the London Stock Exchange Group’s 1000 Companies to Inspire Britain 2019 report, which celebrates the fastest-growing and most dynamic enterprises in the United Kingdom.
•winner of “Brand of the Year” award at the 5th edition of the annual Romanian Business Services Forum & Awards.
•winner of the “Outsourcing Project of the Year” with BT Pay - the first mobile wallet launched by a Romanian Bank, at the 2019 ANIS Gala
•recognized by the Best of the Global Outsourcing 100®, a celebratory list of the best companies in the last 10 years, presented by IAOP.
•recognized by the Financial Times Future 100 UK, list honoring fast growing British companies that are making an impact, either on society or their industry.
•ranked 22nd in the Sunday Times HSBC International Track 200;
Competition
We operate in a global and dynamic market and compete with a variety of organizations that offer services similar to those that we offer.
We face competition primarily from:
•next-generation IT service providers, such as Globant S.A and EPAM Systems;
•digital agencies and consulting companies, such as McKinsey & Company, Ideo, The Omnicom Group, Sapient Corporation and WPP plc;
•global consulting and traditional IT service companies, such as Accenture PLC, Capgemini SE, Cognizant Technology Solutions Corporation and Tata Consultancy Services Limited; and
•in-house development departments of our clients.
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
Facilities
Our corporate headquarters are located at 125 Broad Street, London EC2N 1AR, United Kingdom, where we lease approximately 1,000 square meters of office space. We provide services from delivery centers located in Argentina, Bosnia & Herzegovina, Bulgaria, Colombia, Croatia, North Macedonia, Moldova, Romania, Serbia, Slovenia, Uruguay, Venezuela and Mexico and have additional offices in Australia, Austria, Denmark, Germany, Ireland, the Netherlands and the United States. We lease all of our facilities. We believe that our current facilities are suitable and adequate to meet our current needs and for the foreseeable future. Our delivery centers and offices as of June 30, 2021 are shown in the table below:

Location	Type/Use	Approximate Size(square meters)
Central Europe:
Bucharest, Romania	Delivery center	14,296
Cluj, Romania	Delivery center	11,562
Chisinau, Moldova	Delivery center	10,607

Belgrade, Serbia	Delivery center	7,550
Iasi, Romania	Delivery center	5,930
Sofia, Bulgaria	Delivery center	4,375
Skopje, North Macedonia	Delivery center	3,189
Ljubljana, Slovenia	Delivery center	2,380
Zagreb, Croatia	Delivery center	1,732
Brasov, Romania	Delivery center	1,695
Timisoara, Romania	Delivery center	1,426
Sarajevo, Bosnia & Herzegovina	Delivery center	1,172
Pitesti, Romania	Delivery center	851
Kragujevac, Serbia	Delivery center	773
Maribor,Slovenia	Delivery center	628
Osijek, Croatia	Delivery center	590
Targu Mures, Romania	Delivery center	545
Banja Luka, Bosnia & Herzegovina	Delivery center	269
Cacak, Serbia	Delivery center	180
Mostar, Bosnia & Herzegovina	Delivery center	141
Nova Gorica, Slovenia	Delivery center	83
Split, Croatia	Delivery center	78
Rijeka, Croatia	Delivery center	61
Novi Sad, Serbia	Delivery center	40
Western and Northern Europe:
Berlin, Germany	Office premises	2,070
London, United Kingdom	Office premises	1,033
Frankfurt, Germany	Office premises	483
Edinburgh, United Kingdom	Office premises	286
Dublin, Ireland	Office premises	258
Utrecht, Netherlands	Office premises	20
Denmark, Copenhagen	Office premises	20
Vienna, Austria	Office premises	15
Stuttgart, Germany	Office premises	10
Latin America:
Bogota, Colombia	Delivery center	3,818
Buenos Aires, Argentina	Delivery center	2,368
Medellin, Colombia	Delivery center	1,813
Rosario, Argentina	Delivery center	1,200
Caracas, Venezuela	Delivery center	929
Colonia, Uruguay	Delivery center	602
Parana, Argentina	Delivery center	398
Monterrey, Mexico	Delivery center	5
North America:
Charlotte, North Carolina, USA	Office premises	2,200
Mendham, New Jersey, USA	Office premises	749

New York City, New York, USA	Office premises	487
Seattle, Washington, USA	Office premises	397
Dallas,Texas, USA	Office premises	60
Atlanta, Georgia, USA	Office premises	45
Asia-Pacific:
Sydney, Australia	Office premises	25
Our People
As of June 30, 2021, 2020 and 2019, we had 8,883, 6,624 and 5,754 employees (including directors), respectively. We have collective bargaining agreements with our employees in Romania. We believe our employee relations are good and we have not experienced any work stoppages. We vet our employees in accordance with the BS7858 screening standards.
At each date shown, we had the following employees (including directors), broken out by department and geography:

	As of June 30,
	2021	2020	2019
Employees (including directors) by function:
Employees Involved in Delivery of Our Services	8,059	5,969	5,197
Selling, General and Administrative	824	655	557
Total	8,883	6,624	5,754

Employees (including directors) by geography	Fiscal Year Ended June 30,
	2021	2020	2019
Western Europe(1)	493	448	254
Central Europe - EU Countries(1)(2)	4,469	3,368	3,062
Sub-total: Western Europe & Central Europe - EU Countries(1)(2)	4,962	3,816	3,316
Central Europe - Non-EU Countries(1)(2)	2,361	1,810	1,583
Latin America(3)	1,244	895	780
North America(1)(2)(3)	311	103	75
Asia-Pacific	5	—	—
Total	8,883	6,624	5,754
(1) The increase in Western Europe, Central Europe and North America from 2020 to 2021 includes acquired employees in connection with our acquisition of CDS in August 2020. These include 4 employees in Western Europe, 261 employees in Central Europe - EU (Slovenia) and 319 in Central Europe non-EU (Bosnia & Herzegovina and Serbia) and 3 employees in North America.
(2) The increase in North America and Central Europe-EU from 2020 to 2021 includes acquired employees in connection with our acquisition of Five in March 2021. These include 12 employees in North America and 218 employees in Central Europe EU countries (Croatia).

(3) The increase in North America from 2020 to 2021 includes 202 acquired employees and 20 headcount in Latin America (Mexico) in connection with our acquisition of Levvel in March 2021.

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
C. Organizational Structure.
Endava plc is the UK holding company of the Endava Group. Endava plc directly owns 100% of the share capital of its significant subsidiaries, as set out in the chart below, and, directly or indirectly, 100% of the share capital of the other Endava group companies. Refer to Note 18 of our Consolidated Financial Statements for a list of all our subsidiaries.

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
Since our founding in 2000, we have expanded from a single office serving clients principally located in the city of London to a global enterprise serving clients across Europe and North America from nearshore delivery centers located in Central Europe and Latin America. We provide services from our nearshore delivery centers, located in four European Union countries (Bulgaria, Croatia, Romania and Slovenia), four other Central European countries (Bosnia & Herzegovina, Moldova, North Macedonia, and Serbia), and five countries in Latin America (Argentina, Colombia, Mexico, Uruguay and Venezuela). We have close-to-client locations in seven Western European countries (Austria, Denmark, Germany, Ireland, the Netherlands, Switzerland and the United Kingdom) and Australia, Singapore and the United States. As of June 30, 2021, we had 8,883 employees (including directors), approximately 50.3% of whom work in nearshore delivery centers in European Union countries. As of June 30, 2021, 2020 and 2019, we had 8,883, 6,624 and 5,754 employees (including directors), respectively. The breakdown of our employees (including directors) by geography is as follows for the periods presented:

Employees (including directors) by geography	Fiscal Year Ended June 30,
	2021	2020	2019
Western Europe(1)	493	448	254
Central Europe - EU Countries(1)(2)	4,469	3,368	3,062
Sub-total: Western Europe & Central Europe - EU Countries(1)(2)	4,962	3,816	3,316
Central Europe - Non-EU Countries(1)(2)	2,361	1,810	1,583
Latin America(3)	1,244	895	780
North America(1)(2)(3)	311	103	75
Asia-Pacific	5	—	—
Total	8,883	6,624	5,754
(1)    The increase in Western Europe, Central Europe and North America from 2020 to 2021 includes acquired employees in connection with our acquisition of CDS in August 2020. These include 4 employees in Western Europe, 261 employees in Central Europe - EU (Slovenia) and 319 in Central Europe non-EU (Bosnia & Herzegovina and Serbia) and 3 employees in North America.
(2)     The increase in North America and Central Europe-EU from 2020 to 2021 includes acquired employees in connection with our acquisition of Five in March 2021. These include 12 employees in North America and 218 employees in Central Europe EU countries (Croatia).
(3)     The increase in North America from 2020 to 2021 includes 202 acquired employees and 20 headcount in Latin America (Mexico) in connection with our acquisition of Levvel in March 2021.

As of June 30, 2021, we had 615 active clients, which we define as clients who paid us for services over the preceding 12-month period. Our clients principally operate in the Payments and Financial Services vertical and TMT vertical. We served clients in the geographies and key industry verticals, which are Payments and Financial Services, TMT and Other, as follows for the periods presented (by revenue):

Revenue by geography	Fiscal Year Ended June 30,
	2021	2020	2019
	(in thousands)
North America	£140,085	£100,089	£79,231
Europe	107,978	85,882	79,186
United Kingdom	187,045	155,507	129,513
RoW(1)	11,190	9,472	—
Total	£446,298	£350,950	£287,930
(1) Rest of World (RoW) was a new geography highlighted in fiscal year ended June 30, 2020. In previous years, clients located in RoW were immaterial.

Revenue by industry vertical	Fiscal Year Ended June 30,
	2021	2020	2019
	(in thousands)
Payments and Financial Services	£226,391	£185,175	£152,179
TMT	121,045	90,255	78,888
Other	98,862	75,520	56,863
Total	£446,298	£350,950	£287,930
We have achieved significant growth in recent periods. For the fiscal years ended June 30, 2021, 2020 and 2019 our revenue was £446.3 million, £351.0 million and £287.9 million, respectively, representing a compound annual growth rate of 24.5% over the three fiscal year period. We generated 41.9%, 44.3% and 45.0% of our revenue for the fiscal years ended June 30, 2021, 2020 and 2019, respectively, from clients located in the United Kingdom; we generated 24.2%, 24.5% and 27.5% of our revenue in each of those fiscal years, respectively, from clients located in Europe; and we generated 31.4%, 28.5% and 27.5% of our revenue in each of those fiscal years, respectively, from clients located in North America. The balance of revenue in each of those fiscal years comes from clients located in Rest of World (RoW). Our revenue growth rate at constant currency, which is a measure that is not calculated and presented in accordance with International Financial Reporting Standards, or IFRS, for the fiscal years ended June 30, 2021, 2020 and 2019 was 29.6%, 21.0% and 31.1%, respectively. Over the last five fiscal years, 88.5% of our revenue, on average, each fiscal year came from clients who purchased services from us during the prior fiscal year.
Our profit before taxes was £54.4 million, £25.3 million and £30.1 million for the fiscal years ended June 30, 2021, 2020 and 2019, and our profit before taxes as a percentage of revenue was 12.2%, 7.2% and 10.5% respectively, for the same periods. During the year ended June 30, 2020 we incurred £27.9 million of costs in connection with our non-recurring, discretionary employee bonus. The EBT funded the bonus through sales of our Class A ordinary shares. As previously disclosed, the EBT, whose beneficiaries are our employees, was holding certain Class A ordinary shares for sale in the event it decided to fund a discretionary cash bonus to our employees. Excluding the discretionary EBT bonus, profit before taxes for the fiscal year ended June 30, 2020 was £53.0 million, and profit before taxes as a percentage of revenue, 15.1%. The discretionary EBT bonus, along with other items, is excluded when presenting adjusted profit before taxes. There are no EBT bonus related costs during the year ended June 30, 2021.
Our adjusted profit before taxes margin, or Adjusted PBT Margin, which is a measure that is not calculated and presented in accordance with IFRS, was 20.6%, 19.5% and 18.0%, respectively, for the fiscal years ended June 30, 2021, 2020 and 2019. See notes 1 and 6 in the section of this Annual Report on Form 20-F titled “Non-IFRS Measures and Other Management Metrics” for a reconciliation of revenue growth rate to revenue growth rate at constant currency and for a reconciliation of profit before taxes to Adjusted PBT, respectively, the most directly comparable financial measures calculated and presented in accordance with IFRS.

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
In August 2020, we completed the acquisition of CDS by acquiring the total issued share capital of Comtrade CDS, digitalne storitve, d.o.o., a company registered in Slovenia, and Comtrade Digital Services d.o.o., a company registered in Serbia. With this acquisition, Endava reinforced its presence in South Eastern Europe with more teams who reimagine the relationship between people and technology. See note 15 to our consolidated financial statements appearing elsewhere in this Annual Report on Form 20-F for further information on our acquisition of CDS.
In March 2021, we acquired Five. With this acquisition, we increased our capacity in the ideation, design and delivery of intelligent digital experiences and enhanced our capabilities in digital product strategy and performance optimization services. See note 15 to our consolidated financial statements appearing elsewhere in this Annual Report on Form 20-F for further information on our acquisition of Five.
In March 2021 we completed the acquisition of Levvel, headquartered in Charlotte, North Carolina. Levvel is an award-winning U.S. technology strategy, consulting and engineering firm focused on helping companies create sophisticated technology through human-centered problem-solving, rooted in deep industry expertise. Levvel brought to us the full suite of business domain knowledge, design prowess, and technical expertise to enable us to create success for clients across the entire project lifecycle. See note 15 to our consolidated financial statements appearing elsewhere in this Annual Report on Form 20-F for further information on our acquisition of Levvel.
Key Factors Affecting Our Performance
We believe that the key factors affecting our performance and results of operations include our ability to:
Expand Relationships with Existing Clients
We are focused on continuing to expand our relationships with existing clients by helping them solve new problems and become more engaging, responsive and efficient. We have a demonstrated track record of expanding our work with clients after an initial engagement. In the 2020 and 2021 fiscal years, the number of clients that have a minimum annual spend with us of at least £1.0 million has grown from 65 to 85 and the average spend of our 10 largest clients was £13.4 million in the 2020 fiscal year and £15.6 million in the 2021 fiscal year. Our ability to increase sales to existing clients will depend on a number of factors, including the level of clients’ satisfaction with our services, changes in clients’ strategic priorities, changes in key client personnel or strategic transactions involving clients, pricing, competition and overall economic conditions.
Add New Clients across Industry Verticals and Geographies
As of June 30, 2021, 2020 and 2019, we had 615, 416 and 275 active clients, respectively. The increase in the number of active clients in fiscal year 2021 includes 71 acquired clients in connection with the acquisition of CDS, 51 acquired clients in connection with the acquisition of Five, and 14 in connection with the acquisition of Levvel. We believe that we have a significant opportunity to add new clients in our existing core verticals and geographies, and to expand our client base to new verticals and geographies.

We have established ourselves as a leader in delivering end-to-end ideation-to-production services in the Payments and Financial Services and TMT verticals. Clients in the Payments and Financial Services vertical contributed to 50.7% and 52.8% of our total revenue in the 2021 and 2020 fiscal years, respectively. Clients in the TMT vertical contributed 27.1% and 25.7% of our total revenue in the 2021 and 2020 fiscal years, respectively. Clients in other verticals contributed 22.2% and 21.5% of our total revenue in the 2021 and 2020 fiscal years, respectively. We believe that we continue to have a significant untapped opportunity in these sectors and we plan to leverage this experience to expand our vertical reach.
Attract, Retain and Efficiently Utilize Talent
We believe that our people are our most important asset. We grew our average operational headcount by 23.3% in the 2021 fiscal year and 14.9% in the 2020 fiscal year. We provide Endavans with training to develop their technical and soft skills, in an environment where they are continually challenged and given opportunities to grow as professionals, and with tools and resources to innovate. However, there is significant competition for technology professionals in the geographic regions in which our delivery centers are located and we expect that such competition is likely to continue for the foreseeable future. Further, in order to maintain our gross margin, we must maintain favorable utilization rates among our existing IT professionals, which depends on our ability to integrate and train new employees, efficiently transition employees from completed projects to new assignments, forecast demand for our services, deploy employees with appropriate skills and seniority to projects and manage attrition rates.
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
Non-IFRS Measures and Management Metrics
We regularly monitor a number of financial and operating metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions.

Our management metrics may be calculated in a different manner than similarly titled metrics used by other companies.

	Fiscal Year Ended June 30,
	2021	2020	2019
	(pounds in thousands)
Revenue growth rate at constant currency(1)	29.6%	21.0%	31.1%
Average number of employees involved in delivery of our services(2)	6,943	5,633	4,902
Revenue concentration(3)	34.9%	38.1%	37.7%
Number of large clients(4)	85	65	63
Adjusted profit before taxes margin(5)	20.6%	19.5%	18.0%
Adjusted free cash flow(6)	£82,660	£31,446	£29,806
(1)    We monitor our revenue growth rate at constant currency. As the impact of foreign currency exchange rates is highly    variable and difficult to predict, we believe revenue growth rate at constant currency allows us to better understand the underlying business trends and performance of our ongoing operations on a period-over-period basis. We calculate revenue growth rate at constant currency by translating revenue from entities reporting in foreign currencies into British Pounds using the comparable foreign currency exchange rates from the prior period. For example, the average rates in effect for the fiscal year ended June 30, 2020 were used to convert revenue for the fiscal year ended June 30, 2021 and the revenue for the comparable prior period ended June 30, 2020, rather than the actual exchange rates in effect during the respective period. Revenue growth rate at constant currency is not a measure calculated in accordance with IFRS. While we believe that revenue growth rate at constant currency provides useful information to investors in understanding and evaluating our results of operations in the same manner as our management, our use of revenue growth rate at constant currency has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Further, other companies, including companies in our industry, may report the impact of fluctuations in foreign currency exchange rates differently, which may reduce the value of our revenue growth rate at constant currency as a comparative measure. The below table presents a reconciliation of revenue growth rate at constant currency revenue growth rate, the most directly comparable measure calculated and presented in accordance with IFRS.

	Fiscal Year Ended June 30,
	2021	2020	2019	2018	2017
	(pounds in thousands)
Revenue	£446,298	£350,950	£287,930	£217,613	£159,368
Revenue period-over-period growth rate	27.2%	21.9%	32.3%	36.5%	38.1%
Estimated impact of foreign currency exchange rate fluctuations	2.4%	(0.9)%	(1.2)%	0.7%	(9.6)%
Revenue growth rate at constant currency	29.6%	21.0%	31.1%	37.2%	28.5%

(2)    We monitor our average number of operational employees because we believe it gives us visibility into the size of both our revenue-producing base and our most significant cost base, which in turn allows us to better understand changes in our utilization rates and gross margins on a period-over-period basis. We calculate average number of operational employees as the average of our number of full-time employees involved in delivery of our services on the last day of each month in the relevant period.
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

	Fiscal Year Ended June 30,
	2021	2020	2019	2018	2017
	(pounds in thousands)
Profit before taxes	£54,355	£25,256	£30,100	£24,650	£21,700
Share-based compensation expense	24,427	15,663	12,022	1,505	854
Amortization of acquired intangibles assets	6,725	4,075	3,472	2,653	1,715
Foreign currency exchange (gains) losses net	6,546	(2,054)	(2,945)	17	967
Discretionary EBT bonus	—	27,874	—	—	—
Net gain on disposal of subsidiary	—	(2,215)	—	—	—
Initial public offering expenses incurred	—	—	1,055	4,537	—
Sarbanes-Oxley compliance readiness expenses incurred	—	—	1,440	106	—
Secondary offering expenses incurred	—	—	1,009	—	—
Stamp duty on transfer of shares	—	—	10	—	—
Fair value movement of contingent consideration	—	—	5,805	—	—
Adjusted PBT	£92,053	£68,599	£51,968	£33,468	£25,236
(6)    We monitor our adjusted free cash flow to better understand and evaluate our liquidity position and to develop future operating plans. Our adjusted free cash flow is our net cash provided by (used in) operating activities, plus grant received, less purchases of non-current tangible and intangible assets. For a discussion of grant received, see “Operating Results — Cost of Sales” below. Adjusted free cash flow is not a measure calculated in accordance with IFRS. While we believe that adjusted free cash flow provides useful information to investors in understanding and evaluating our liquidity position in the same manner as our management, our use of adjusted free cash flow has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Further, other companies, including companies in our industry, may adjust their cash flows differently to capture their liquidity, which may reduce the value of free cash flow as a comparative measure. The following table presents a reconciliation of adjusted free cash flow to net cash provided by operating activities, the most directly comparable financial measure calculated and presented in accordance with IFRS, for each of the periods indicated:

	Fiscal Year Ended June 30,
	2021	2020	2019	2018	2017
	(in thousands)
Net cash provided by operating activities	£88,352	£40,243	£35,348	£33,984	£14,740
Grant received	228	888	1,784	147	2,924
Purchases of non-current assets (tangible and intangible)	(5,920)	(9,685)	(7,326)	(5,404)	(6,478)
Adjusted free cash flow	£82,660	£31,446	£29,806	£28,727	£11,186

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
In the 2021, 2020 and 2019 fiscal years, our 10 largest clients contributed, in the aggregate, £155.9 million, or 34.9%, £133.8 million, or 38.1%, and £108.7 million, or 37.7%, of our total revenue, respectively. The following table shows the number of our clients by revenue on a trailing 12-month basis for the periods presented:

Revenue	Fiscal Year Ended June 30,
	2021	2020	2019
Over £5 Million	19	15	15
£2 - £5 Million	26	31	26
£1 - £2 Million	40	19	22
Less than £1 Million	530	351	212
Total(1)	615	416	275
(1) The increase in the number of active clients in fiscal year 2021 includes 71 acquired clients in connection with the acquisition of CDS, 51 acquired clients in connection with the acquisition of Five, and 14 in connection with the acquisition of Levvel.
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
Net impairment losses on financial assets
Net impairment losses on financial assets comprises net movements in the impairment of trade receivables and accrued income. Such impairments represent allowances for expected credit losses from these financial assets. Allowances for expected credit losses are updated at each reporting date to reflect changes in credit risk since initial recognition.
Net Finance Income/(Expense)
Finance costs consist primarily of interest expense on borrowings and leases, running costs related to our revolving credit facility, and unwinding of the discount on deferred and contingent acquisition consideration. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method. Finance income consists of interest income on funds invested. Interest income is recognized as it accrues in profit or loss, using the effective interest method.
Net finance income/(expense) also reflects the net effect of realized and unrealized foreign currency exchange gains and losses.
Gain on Sale of Subsidiary
On June 1, 2019, Endava entered into an agreement to sell Endava Technology SRL, or the Captive, to Worldpay and to terminate an option and transfer agreement that had been in effect between Endava and Worldpay. On August 31, 2019 the transaction was completed, and the employees of the Captive became employees of Worldpay.
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
Our effective tax rates differ from the statutory rate applicable to us primarily due to: differences between domestic and foreign jurisdiction tax rates; tax credits and non-taxable items; non-deductible share-based compensation expenses; and other non-deductible expenses. Changes in the geographic mix of revenue can also cause our overall effective tax rate to vary from period to period. Tax expense is recognized in profit or loss based on the sum of deferred tax and current tax not recognized in other comprehensive income or directly in equity.

Recent Accounting Pronouncements
See note 2 to our consolidated financial statements appearing elsewhere in this Annual Report on Form 20-F for a description of the application of new and revised international financial reporting standards.
Results of Operations
The following table sets forth our consolidated statements of comprehensive income data for the periods presented:

	Fiscal Year Ended June 30,
	2021	2020	2019
	(in thousands)
Consolidated Statements of Comprehensive Income Data:
Revenue	£446,298	£350,950	£287,930
Cost of sales:
Direct cost of sales(1)	(271,707)	(233,352)	(174,152)
Allocated cost of sales	(20,758)	(17,447)	(14,951)
Total Cost of sales	(292,465)	(250,799)	(189,103)
Gross profit	153,833	100,151	98,827
Selling, general and administrative expenses(1)	(90,290)	(75,110)	(65,849)
Net impairment losses on financial assets	(4)	(3,169)	(8)
Operating profit	63,539	21,872	32,970
Net finance income/(expense)	(9,184)	1,169	(2,870)
Gain on sales of subsidiary	—	2,215	—
Profit before tax	54,355	25,256	30,100
Tax on profit on ordinary activities	(10,914)	(3,846)	(6,093)
Profit for the year and profit attributable to the equity holders of the Company	£43,441	£21,410	£24,007
________________
(1)    Includes share-based compensation expense as follows:

	Fiscal Year Ended June 30,
	2021	2020	2019
	(in thousands)
Direct cost of sales	£14,760	£8,941	£5,724
Selling, general and administrative expenses	9,667	6,722	6,298
Total	£24,427	£15,663	£12,022

The following table sets forth our consolidated statements of comprehensive income data expressed as a percentage of total revenue:

	Fiscal Year Ended June 30,
	2021	2020	2019
Consolidated Statements of Comprehensive Income Data:
Revenue	100.0%	100.0%	100.0%
Cost of sales:
Direct cost of sales	(60.9)%	(66.5)%	(60.5)%
Allocated cost of sales	(4.7)%	(5.0)%	(5.2)%
Total Cost of sales	(65.5)%	(71.5)%	(65.7)%
Gross profit	34.5%	28.5%	34.3%
Selling, general and administrative expenses	(20.2)%	(21.4)%	(22.9)%
Net impairment losses on financial assets	—%	(0.9)%	—%
Operating profit	14.2%	6.2%	11.5%
Net finance income/(expense)	(2.1)%	0.3%	(1.0)%
Gain on sale of subsidiary	—%	0.6%	—%
Profit before tax	12.2%	7.2%	10.5%
Tax on profit on ordinary activities	(2.4)%	(1.1)%	(2.1)%
Profit for the year and profit attributable to the equity holders of the Company	9.7%	6.1%	8.3%
Adoption of IFRS 16 Leases
Fiscal year 2020 was the first fiscal year in which we have prepared our financial statements following adoption of IFRS 16 Leases. The application of IFRS 16 has resulted in a material gross up of the Consolidated Balance Sheet and a reclassification of charges previously booked to cost of sales and operating expenses to depreciation and interest expense. The impact on the Consolidated Statement of Comprehensive Income is not significant as included in the allocated cost of sales is the portion of depreciation and amortization expense attributable to the portion of our property and equipment and intangible assets utilized in the delivery of services to our clients, including depreciation of right-of-use assets. The net impact on profit before tax is immaterial and the approach to adopting the new standard has not required comparative information to be restated.
Comparison of the Years Ended June 30, 2021 and 2020
Revenue

	Year Ended June 30,		% Change
	2021	2020	2021 vs. 2020
	(pounds in thousands)
Revenue	£446,298	£350,950	27.2%
2021 Compared to 2020. Revenue for 2021 was £446.3 million, an increase of £95.3 million, or 27.2%, over 2020. In constant currency terms, revenue grew by 29.6% over 2020. We achieved significant growth in revenue across all verticals. Revenue from clients in the Payments and Financial Services vertical increased by £41.2 million, or 22.3%, to £226.4 million in 2021 from £185.2 million in 2020. Revenue from clients in the TMT vertical increased by £30.8 million, or 34.1%, to £121.0 million in 2021 from £90.3 million in 2020. Revenue from clients in our Other vertical also grew significantly, increasing by £23.3 million, or 30.9%, to £98.9 million in 2021 from £75.5 million in 2020. The acquired operations of CDS contributed £27.2 million in 2021, particularly within our

Other vertical and in Europe. The acquired operations of Five contributed £4.8 million in 2021, particularly within our Other and TMT verticals and in North America. The acquired operations of Levvel contributed £11.6 million in 2021, particularly within our Other and Payments and Financial Services verticals and in North America. Revenue also grew across all geographies. Revenue from clients based in Europe increased by £22.1 million, or 25.7%, to £108.0 million in 2021 from £85.9 million in 2020. Revenue from clients based in the United Kingdom increased by £31.5 million, or 20.3%, to £187.0 million in 2021 from £155.5 million in 2020. Revenue from clients based in North America increased by £40.0 million, or 40.0%, to £140.1 million in 2021 from £100.1 million in 2020. Revenue from clients based in Rest of World increased by £1.7 million, or 18.1%, to £11.2 million in 2021 from £9.5 million in 2020. Revenue from our top 10 clients in 2021 increased by £22.1 million, or 16.6%, to £155.9 million compared to £133.8 million in revenue from our top 10 clients in 2020.

Cost of Sales

	Year Ended June 30,		% Change
	2021	2020	2021 vs. 2020
	(pounds in thousands)
Cost of sales
Direct cost of sales	£(271,707)	£(233,352)	16.4%
Allocated cost of sales	(20,758)	(17,447)	19.0%
Total Cost of sales	£(292,465)	£(250,799)	16.6%
Gross margin	34.5%	28.5%
2021 Compared to 2020. Total cost of sales increased by £41.7 million, or 16.6%, in 2021 compared to 2020. The increase consisted of a £38.4 million increase in direct cost of sales, as a result of increased personnel costs, which reflected an increase in the average number of employees involved in delivery of our services from 5,633 in 2020 to 6,943 in 2021. Our growth in operational headcount consisted of new employees located in Europe in connection with our acquisitions of CDS and Five and new employees in the Americas in connection with our acquisitions of Five and Levvel. Grant income decreased by £0.2 million in 2021 compared to 2020 and research and development credits (in respect of innovative work we carried out for contract customers) increased by £1.0 million in 2021 compared to 2020. Included in the allocated cost of sales is the portion of depreciation and amortization expense attributable to the portion of our property and equipment and intangible assets utilized in the delivery of services to our clients. This increased by £3.3 million in 2021 compared to 2020, or 19.0% due to the increase in size of our delivery organization. Gross margin increased to 34.5% in 2021 from 28.5% in 2020.

Selling, General and Administrative Expenses

	Year Ended June 30,		% Change
	2021	2020	2021 vs. 2020
	(pounds in thousands)
Selling, general and administrative expenses	£(90,290)	£(75,110)	20.2%
% of revenue	(20.2)%	(21.4)%
2021 Compared to 2020. Selling, general and administrative expenses increased by £15.2 million, or 20.2%, in 2021 compared to 2020.  The increase in total selling, general and administrative expenses is primarily related to an increase of £5.0 million in general and administrative expenses as a result of increased support functions costs in line with growth, increased merger and acquisition costs and Sarbanes-Oxley compliance expenses. Sales and marketing expenses increased by £4.0 million. Depreciation and amortization increased by £3.1 million, or 50.0%, in 2021 compared to 2020, primarily as a result of a £2.7 million increase in amortization of acquired intangible assets acquired.  As a percentage of revenue, selling, general and administrative expenses decreased from 21.4% to 20.2%. Excluding the non-recurring cost of the discretionary EBT bonus, selling, general and administrative expenses as a percentage of revenue in 2020 would have been 21.6%. Fiscal year 2021 on fiscal year 2020 selling, general and administrative expenses as a percentage of revenue has reduced.
Net impairment losses on financial assets

	Year Ended June 30,		% Change
	2021	2020	2021 vs. 2020
	(pounds in thousands)
Net impairment losses on financial assets	£(4)	£(3,169)	(99.9)%
% of revenue	—%	(0.9)%
2021 Compared to 2020. Net impairment losses on financial assets declined by £3.2 million, or 99.9%. in 2021 compared to 2020. In fiscal year 2020, expected credit losses were charged against clients based on the aging of their debtor balance and an analysis of the debtors’ current financial position. In addition, due to the impact of the COVID-19 pandemic, expected credit losses were charged against clients linked to industry sectors that we consider most heavily affected by the pandemic. In fiscal year 2021 the aggregate charge was lower compared to fiscal year 2020 due to changes in debtor balances and client financial positions.

Net Finance Income/(Expense)

	Year Ended June 30,		% Change
	2021	2020	2021 vs. 2020
	(pounds in thousands)
Net finance income/(expense)	£(9,184)	£1,169	(885.6)%
% of revenue	(2.1)%	0.3%
2021 Compared to 2020. In 2021, we recognized net finance expense of £9.2 million, which included a charge to lease interest of £1.2 million and a £6.5 million expense related to changes in foreign exchange rates.

Gain from Sale of Subsidiary

	Year Ended June 30,		% Change
	2021	2020	2021 vs. 2020
	(pounds in thousands)
Gain from sale of subsidiary	£—	£2,215	100.0%
% of revenue	—%	0.6%
2021 compared to 2020. On June 1, 2019, Endava entered into an agreement to sell the Captive to Worldpay and to terminate the option and transfer agreement that had been in effect between Endava and Worldpay. On August 31, 2019 the transaction was completed and the employees of the Captive became employees of Worldpay. The aggregate selling price of the Captive was £3.6 million and we recognized a gain on disposal of subsidiary of £2.2 million. No subsidiaries were sold in 2021.

Provision for Income Tax

	Year Ended June 30,		% Change
	2021	2020	2021 vs. 2020
	(pounds in thousands)
Provision for income taxes	£(10,914)	£(3,846)	183.8%
2021 Compared to 2020. Provision for income taxes increased by £7.1 million, or 183.8%, in 2021 compared to 2020. Our annual effective tax rate for 2021 was 20.1%, compared to an annual effective tax rate of 15.2% for 2020. The 2020 effective tax rate benefited from the non-taxability of the gain on the sale of the Captive and one-off tax measures introduced by governments in response to the COVID-19 pandemic that were not repeated in 2021.
Comparison of the Years Ended June 30, 2020 and 2019

A comparison of fiscal years 2020 and 2019 can be found in Item 5.A—Operating Results” in our Annual Report on Form 20-F for the fiscal year ended June 30, 2020, which was filed with the SEC on September 15, 2020.

B. Liquidity and Capital Resources.
Capital Resources
To date, we have financed our operations primarily through sales of information technology services, as well as borrowings under our revolving credit facilities and through our initial public offering, which we completed in July 2018. As of June 30, 2021, we had £69.9 million in cash and cash equivalents.
In October 2019, we entered into the Facility Agreement. The Facility Agreement is an unsecured revolving credit facility in the amount of £200 million with an initial period of three years, and it replaced a previous £50 million secured facility with HSBC UK Bank Plc. The Facility Agreement also provides for uncommitted accordion options for up to an aggregate of £75 million in additional borrowing. The Facility Agreement is intended to support the Company’s and its subsidiaries' future capital investments and development activities.  The Facility Agreement was extended for a further year in October 2020 and currently matures on October 12, 2023. Loans under the Facility Agreement bear interest, at our option, at a rate equal to either the LIBOR rate, the EURIBOR rate or the ROBOR rate, plus an applicable margin ranging from 0.8% to 1.50% per annum, based upon the net leverage ratio.  Our obligations under the Facility Agreement are guaranteed by some of our subsidiaries. The Facility Agreement contains customary representations and warranties and customary affirmative and negative covenants applicable to the facility parties and our consolidated subsidiaries. Under the terms of the Facility Agreement, we are required to comply with net leverage ratio and interest coverage covenants. The Facility Agreement contains customary events of default.  As of June 30, 2021, there was no amount outstanding under the £200 million primary facility apart from £18.4 million utilized for bank guarantees issued by HSBC UK Bank plc, and we were not in breach of any covenants.
On completion of our initial public offering, we received £40.2 million net proceeds. A portion of the net proceeds were used to repay all amounts borrowed under our previous revolving credit facility in August 2018.
Future Capital Requirements
We believe that our existing cash and cash equivalents, together with cash generated from our operations, will be sufficient to meet our working capital expenditure requirements for at least the next 12 months. Our future capital requirements will depend on many factors, including our growth rate and any acquisitions we may complete.
Contractual Obligations and Commitments

The following table summarizes our commitments to settle contractual obligations as of June 30, 2021 and the effect such obligations are expected to have our liquidity and cash flows:

	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years	Total
	(in thousands)
Lease liabilities	£13,543	£20,005	£15,942	£18,653	£68,143
Short-term leases	525	—	—	—	525
Leases contracted, but not yet commenced	161	1,771	1,924	4,746	8,602
Other long-term liabilities	—	—	—	205	205
Total	£14,229	£21,776	£17,866	£23,604	£77,475
As of June 30, 2021 we have property leases that expire at various dates through October 2031.
Cash Flows
The following table shows a summary of our cash flows for the years ended June 30, 2021, 2020 and 2019:

	Year Ended June 30,
	2021 (£)	2020 (£)	2019 (£)
	(in thousands)
Cash and cash equivalents at beginning of the year	£101,327	£70,172	£15,048
Net cash from operating activities	88,352	40,243	35,348
Net cash used in investing activities	(107,094)	(29,748)	(10,051)
Net cash from / (used in) financing activities	(11,920)	20,878	26,355
Effects of exchange rates on cash and cash equivalents	(781)	(218)	3,472
Cash and cash equivalents at end of the year	£69,884	£101,327	£70,172
Operating Activities
Operating activities provided £88.4 million of cash in the year ended June 30, 2021, primarily from profit before tax of £54.4 million, a U.K. research and development credit received of £2.9 million and other non-cash items of £55.5 million, offset by tax paid of £3.1 million and net changes in working capital of £21.4 million. The net changes in working capital were primarily driven by a net increase in trade receivables and accrued income of £24.0 million and a decrease in accruals of £1.2 million, partially offset by a decrease in prepayments of £1.3 million and an increase in trade payables and deferred income of £0.8 million.
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

Investing Activities
Investing activities used £107.1 million of cash in the year ended June 30, 2021, including £35.9 million (net of the cash acquired) to fund the acquisition of Levvel, £47.3 million (net of the cash acquired) to fund the acquisition of Comtrade Digital Services and £14.4 million (net of the cash acquired) to fund the acquisition of Five, £2.0 million for settling the deferred consideration payable related to the acquisition of Intuitus and £1.70 million for settling the deferred consideration payable from the acquisition of Exozet, £5.4 million for purchases of property, plant and equipment relating to our delivery centers and £0.7 million for purchases of software and licenses, partially offset by £0.1 million interest received on bank deposits.
Investing activities used £29.7 million of cash in the year ended June 30, 2020, including £15.2 million (net of the cash acquired) to fund the acquisition of Exozet, £6.5 million (net of the cash acquired) to fund the acquisition of Intuitus, £1.6 million for settling the holdback amount and tax refund consideration from the acquisition of Velocity Partners, £7.4 million for purchases of property, plant and equipment relating to our delivery centers and £2.5 million for purchases of software and licenses, partially offset by the net proceeds of £2.7 million (net of cash disposed of) from sale of the Captive to Worldpay and £0.5 million interest received on bank deposits.
Investing activities used £10.1 million of cash in the year ended June 30, 2019, including £3.2 million (net of the cash acquired) to fund the acquisition of Velocity Partners, £6.1 million for purchases of property, plant and equipment relating to our delivery centers and £1.3 million for purchases of software and licenses.
Financing Activities
Financing activities used £11.9 million of cash in the year ended June 30, 2021, including £0.2 million in grants received from the Romanian, Serbian, North Macedonian and German governments and proceeds from property subleases in Romania and Germany of £0.6 million, partially offset by £11.8 million repayment of lease liabilities and £0.9 million of interest payments.
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
E. Critical Accounting Estimates
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
If the initial accounting for the business combination has not been completed by the end of the reporting period in which the business combination occurs, provisional amounts are reported to present information about facts and circumstances that existed as of the acquisition date. Once the measurement period ends, which in no case extends beyond one year from the acquisition date, revisions to the accounting for the business combination shall be accounted for in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.
As the acquisition accounting for both Five and Levvel are provisional as at the balance sheet date, the fair value of identifiable intangible assets was estimated by benchmarking against some previously acquired companies by the Group with similar profiles.
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
Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management.
MANAGEMENT
Executive Officers and Directors
The following table sets forth certain information with respect to our executive officers and directors, including their ages as of August 15, 2021:

Name	Age	Position(s)
Executive Officers
John Cotterell	60	Chief Executive Officer, Director
Mark Thurston	57	Chief Financial Officer, Director
Rob Machin	48	Chief Operating Officer
Julian Bull	51	Chief Commercial Officer
Rohit Bhoothalingam	48	General Counsel

Non-Employee Directors
Trevor Smith	66	Chairman of the Board of Directors
Andrew Allan	65	Director
Sulina Connal	53	Director
Ben Druskin	53	Director
David Pattillo	61	Director
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
Ben Druskin has served as a member of our board of directors since September 2017. Mr. Druskin retired from Citigroup in August 2017. From 2014 until his retirement, Mr. Druskin served as the Chairman of the Global Technology, Media and Telecom Investment Banking Group. Prior to becoming Chairman, Mr. Druskin was co-head of the Global Technology, Media and Telecom Investment Banking Group. Mr. Druskin has served as a member of the board of directors of Zensar Technologies since November 2017 and as a member of the board of directors of Global Synergy Acquisition Corp. since October 2020. Mr. Druskin holds a B.A. in Economics from Rutgers College and an M.B.A. in Finance from The Stern School of Business at New York University. Our board of directors believes that Mr. Druskin’s expertise in capital raising and mergers and acquisitions provide him with the qualifications and skills to serve as a director.
David Pattillo has served as a member of our board of directors since January 2017. From February 2014 to January 2019, Mr. Pattillo served as the Chief Financial Officer and member of the board of directors of ClearStar,

Inc. From August 2010 to present, Mr. Pattillo serves as Manager of Dapa, LLC. Mr. Pattillo holds a B.S. from Clemson University and an MBA from the University of Georgia – Terry College of Business. Our board of directors believes that Mr. Pattillo’s knowledge of the information technology industry provides him with the qualifications and skills to serve as a director.
B. Compensation.
The following discussion provides the amount of compensation paid, and benefits in-kind granted, by us and our subsidiaries to our directors, executive officers and non-employee directors for services in all capacities to us and our subsidiaries for the fiscal year ended June 30, 2021, as well as the amount contributed by us or our subsidiaries into money purchase plans for the fiscal year ended June 30, 2021 to provide pension, retirement or similar benefits to our directors, members of our senior management and non-employee directors.
The following information on Directors’ remuneration has been prepared in accordance with disclosure requirements for the company as a “quoted company” under the Companies Act.
Compensation of Directors
The table below details compensation paid or payable to our directors during the financial year ended June 30, 2021, and in the case of Messrs. Cotterell and Thurston, our executive directors, reflects the compensation paid for services as members of our senior management.

£000s		Salary and fees	Benefits(1)	Pension(2)	Bonus(3)	Multi-year variable(4),(5)	Total	Total fixed comp	Total variable compensation
Executive Directors
John Cotterell	2021	350	13	45	321	3,131	3,860	408	3,452
Mark Thurston	2021	225	10	18	150	1,566	1,969	253	1,716
Non-Executive Directors
Trevor Smith	2021	60	—	—	—	138	198	60	138
Andrew Allan	2021	55	—	—	—	138	193	55	138
Ben Druskin[6]	2021	52	—	—	—	138	190	52	138
Mike Kinton[7]	2021	25	—	—	—	—	25	25	—
David Pattillo[6]	2021	57	—	—	—	138	195	57	138
Sulina Connal	2021	55	—	—	—	138	193	55	138
(1) Messrs. Cotterell and Thurston receive a car allowance of £10,000 and £7,500 respectively, and also receive medical insurance, life assurance and income protection.
(2) Mr. Cotterell receives a Pension Allowance from July 1, 2020.

(3) Messrs. Cotterell and Thurston received the maximum bonus for the fiscal year ended June 30, 2021 in line with the remuneration policy of £321,000 and £150,000 respectively.

(4) For the Executive Directors, including the value of EIP awards granted on September 16, 2020, of which 100% qualifies for vesting based on performance up to June 30, 2021. These awards will vest in four equal tranches as described below. For the purpose of this table, awards have been valued using a three-month average share price up to June 30, 2021 of £69.03.

(5) For the Non-Executive Directors, including the value of RSU awards granted on December 16, 2020. For the purpose of this table, awards have been valued using the share price at grant of £54.41.

(6) For the two Non-Executive Directors based in the United States, annual fees for 2021 have been converted to GBP using an exchange rate of 1:1.3466, which is the average exchange rate over the 2021 financial year.

(7) Mr. Kinton retired as a director in December 2021.

Non-Executive Director Service Agreements
We engage independent directors using standard terms as set out in our template letter of appointment. Independent directors are engaged from the commencement date of the letter of appointment for an initial term, until the conclusion of our next annual general meeting. Under the service agreements, Mr. Allan and Mrs. Connal are and Mr. Kinton was, until the time of his retirement from our board of directors, entitled to receive an annual fee of £55,000, Mr. Smith is entitled to receive an annual fee of £75,000 effective from July 1, 2021, (£60,000 prior), Mr. Druskin is entitled to receive an annual fee of $70,000, and Mr. Pattillo is entitled to receive an annual fee of $77,000, in each case inclusive of fees payable for all duties. Our independent directors are generally entitled to receive restricted share units for each term of their engagement, at the remuneration committee’s sole discretion. Following termination of their appointment, independent directors are subject to a six-month non-competition restrictive covenant, a 12-month non-poach restrictive covenant and a 12-month non‑solicitation restrictive covenant and are not eligible to receive benefits upon termination.
Compensation of Executive Officers
For the fiscal year ended June 30, 2021, the aggregate compensation granted, accrued or paid to our non-director, executive officers for services in all capacities was £4.4 million. We do not set aside or accrue amounts to provide pension, retirement or similar benefits to members of our board of directors or executive officers.
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
2021 Annual Bonus
Annual bonuses for 2021 were subject to the Adjusted PBT performance measure. No bonus is payable unless a threshold level of performance was achieved. Payout levels are measured on a straight-line basis based on the outcome for Adjusted PBT between threshold and maximum.

The maximum PBT target was exceeded during the year, accordingly 100% of the bonus was payable (£321,000 and £150,000 to John Cotterell and Mark Thurston respectively).
For the fiscal year ended June 30, 2021, the aggregate amounts expected to be paid at the end of September 2021 to our non-director, executive officers under the Executive Bonus scheme is £0.45 million.
Outstanding Equity Awards, Grants and Option Exercises
Performance Share Units
Awards of Performance Share Units (PSUs) were made under the EIP to the Executive Directors on September 16, 2020, which were subject to a performance measure as described below. If the performance condition is satisfied, awards vest in four equal tranches commencing October 31, 2021 and each year for three years thereafter.

Participant	Number of awards	Share price on date of grant(1)	Face value(2)	Date of grant	Date of vesting
John Cotterell	45,360	£44.32	£2,010,355	September 16, 2020	Oct 31, 2021 to Oct 31, 2024
Mark Thurston	22,680	£44.32	£1,005,178	September 16, 2020	Oct 31, 2021 to Oct 31, 2024
(1) Based on the share price of $57.18 converted to GBP on the date of grant.
(2) Based on the share price of $57.18 converted to GBP on the date of grant and multiplied by the number of shares under award.

PSU awards made on September 16, 2020 under the EIP were subject to multiple weighted performance metrics, related to Revenue (35% weighting), Adjusted PBT (40% weighting) and Order Book (25% weighting), independently measured over the 2021 financial year. The relevant portion of awards would vest subject to exceeding the threshold level set at the outset. Vesting is measured on a straight-line basis between threshold and maximum.
All three performance metrics were achieved during the year, and accordingly 100% of these awards will vest. The first tranche of the PSU awards will vest on October 31, 2021, with the remaining three tranches vesting on the October 31 in the three following years.

The third tranche of LTIP awards made to Mark Thurston (relating to previously banked awards under the LTIP), accounting for 40% of the total award, vested on July 27, 2020. The remaining award relating to FY2020 performance will vested on November 4, 2021. The outstanding award for the Non-Executive Directors under the Company’s legacy LTIP granted in August 2017 vested on August 16, 2020.
Although eligible to participate, the Executive Directors did not elect to re-enroll in the Company’s Sharesave plan when it was relaunched in 2020.
Restricted Share Units
Awards of Restricted Share Units (RSUs) were made under the EIP to the Non-Executive Directors on December 16, 2020. Awards vest subject to the participant remaining in service to the Company for the duration of the Appointment Period, which is the period of time from the participant’s appointment at the Company’s Annual General Meeting of Shareholders (“AGM”) to the next AGM the following year.

Participant	Number of awards	Share price on date of grant(1)	Face value(2)	Date of grant	Date of vesting(3)
Trevor Smith	2,535	£54.41	£137,929	December 16, 2020	December 7, 2021
Andrew Allan	2,535	£54.41	£137,929	December 16, 2020	December 7, 2021
Ben Druskin	2,535	£54.41	£137,929	December 16, 2020	December 7, 2021
David Pattillo	2,535	£54.41	£137,929	December 16, 2020	December 7, 2021
Sulina Connal	2,535	£54.41	£137,929	December 16, 2020	December 7, 2021
(1) Based on the share price of $73.15 converted to GBP on the date of grant.
(2) Based on the share price of $73.15 converted to GBP on the date of grant and multiplied by the number of shares under award.
(3) Awards vest on October 31, 2021 or, if later, the date of the 2021 AGM (actual date to be confirmed), and will therefore vest (provisionally) on December 7, 2021.

Executive Directors’ Share Awards Outstanding at the 2021 Financial Year End

Award type	Held at June 30, 2020	Granted in year	Lapsed in year	Exercised in year	Held at June 30, 2021	Date of grant	Exercise price	Market price on exercise date(1)	Date from which exercisable	Date of expiry
John Cotterell
2018 EIP PSU(2)	67,500	—	—	22,500	45,000	July 26, 2018	—	£49.28	(3)	July 26, 2028
2019 EIP PSU(4)	55,788	—	—	13,947	41,841	July 31, 2019	—	£49.28	(5)	July 31, 2029
2020 EIP PSU(6)	—	45,360	—	—	45,360	September 16, 2020	—		(7)	September 16, 2030
Mark Thurston
LTIP	60,000	—	—	60,000	—	July 24, 2015	—	£41.04 & £49.28	(8)	July 26, 2025
2018 EIP PSU(2)	33,750	—	—	11,250	22,500	July 26, 2018	—	£49.28	(3)	July 26, 2028
2019 EIP PSU(4)	27,894	—	—	6,973	20,921	July 31, 2019	—	£49.28	(5)	July 31, 2029
2020 EIP PSU(6)	—	22,680	—	—	22,680	September 16, 2020			(7)	September 16, 2030
2018 Sharesave	377	—	—	—	377	October 23, 2018	£25.87	—	December 1, 2021	June 1, 2021
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

(5) Awards vest in four equal tranches from October 31, 2020 to October 31, 2023.

(6) These awards were subject to multiple weighted performance metrics over the 2021 financial year as described above. The performance condition was met in full and as such 100% of this award will be eligible to vest.

(7) Awards vest in four equal tranches from October 31, 2021 to October 31, 2024.

(8) 40% of these LTIP awards were based on PBT performance up to the 2019 financial year. Performance criteria were met in full, and accordingly these awards were exercised in July 2020. The final 20% tranche of these awards vested in full on November 4, 2020 based on performance during the 2020 financial year.

Directors’ Current Shareholdings and Interests in Shares
The table below provides details on the Directors' current shareholdings as well as their interests in outstanding share awards as of June 30, 2021.

	Unconditionally-owned shares	Interests in share schemes(2)				Percentage of salary applicable to share ownership requirement(5)
		EIP	LTIP	SAYE	Total
Executive Directors
John Cotterell	9,000,000(1)	132,201(3)	—	—	132,201	212,103%
Mark Thurston	17,527	66,101(3)	—	377	66,478	1,912%
Non-Executive Directors
Trevor Smith	71,293	2,535	—	—	2,535	—
Andrew Allan	253,443	2,535	3,750(4)	—	2,535	—
Ben Druskin	45,028	2,535	—	—	2,535	—
David Pattillo	29,528	2,535	—	—	2,535	—
Sulina Connal	—	2,535	—	—	2,535	—
(1) Of which 2,000,000 shares are held in trust.

(2) Unless otherwise stated share scheme awards are not subject to performance conditions.

(3) Including a number of EIP awards granted on July 26, 2018, of which 100% vested based on performance up to June 30, 2019. Including a number of EIP awards granted on July 31, 2019, of which 100% vested based on performance up to June 30, 2020. Including a number of EIP awards granted on September 16, 2020, of which 100% qualifies for vesting based on performance up to 30 June 2021. Performance conditions were satisfied in full.

(4) All LTIP awards vested in full based on performance for fiscal years 2018, 2019 and 2020.

(5) This value includes all unconditionally-owned shares, plus the value of outstanding tranches of prior EIP awards that are subject to service conditions only (on a net of tax basis), valued using the share price at the end of the fiscal year of £81.85. Executive Directors are required to build and maintain a shareholding to the value of 200% of salary within five years of appointment. There is no formal policy or guideline regarding Non-Executive Director shareholdings.

Equity Compensation Arrangements
We have granted options and equity incentive awards under our (1) Endava Share Option Plan, or the Share Option Plan, (2) Joint Share Ownership Plan, or the JSOP, (3) 2015 Long Term Incentive Plan, or the 2015 Plan, (4) Non-Executive Director Long Term Incentive Plan, or the Non-Executive Director Plan, (5) the 2018 Equity Incentive Plan, or the 2018 Plan, (6) the 2018 Non-Employee Sub Plan, the 2018 Sub Plan, (7) the 2018 Sharesave Plan, the Sharesave Plan and (8) 2018 International Sub-Plan, or International Sharesave Plan. We refer to the Share Option Plan, the JSOP, the 2015 Plan, the Non-Executive Director Plan, the 2018 Plan, the 2018 Sub Plan, the Sharesave Plan and International Sharesave Plan together as the Plans. As of June 30, 2021, there were 2,770,078 Class A ordinary shares available for issuance under the Plans, 74,610 of which are held by the EBT.

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
Unless otherwise specified by the board of directors at the date 2015 Plan awards are made, 2015 Plan awards bank in five equal tranches based on the satisfaction of performance targets for each financial year, including threshold, target and maximum achievement levels.
Between threshold and maximum achievement levels, the proportion of a tranche that banks is calculated on a straight line basis, with fractional shares rounded down to the nearest whole number. The date of banking is the date the board of directors determines the level of achievement of the applicable performance targets, and the board of directors determines threshold, target and maximum achievement levels each year.
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
Shares Available for Awards
The maximum number of Class A ordinary shares that may be issued under our 2018 Plan as of June 30, 2021 is 6,566,482 which includes Class A ordinary shares reserved for issuance under our 2018 Non-Employee Sub-Plan described below. No more than 16,050,000 Class A ordinary shares may be issued under the 2018 Plan upon the exercise of incentive share options. In addition, the number of Class A ordinary shares reserved for issuance under our 2018 Plan will automatically increase on January 1 of each year, commencing on January 1, 2019 and ending on (and including) January 1, 2028, in an amount equal to 2% of the total number of shares outstanding on December 31 of the preceding calendar year. Our board may act prior to January 1 of a given year to provide that there will be no increase for such year or that the increase for such year will be a lesser number of Class A ordinary shares. Class A ordinary shares issued under the 2018 Plan may be authorized but unissued shares, shares purchased on the open market or treasury shares.
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
2018 Sharesave Plan (“the Sharesave Plan”)
The Sharesave Plan was adopted by our board of directors on April 16, 2018 and approved by our shareholders on May 3, 2018. The Sharesave Plan is a U.K. tax advantaged share option plan and is intended to comply with the requirements of Schedule 3 to the Income Tax (Earnings and Pensions) Act 2003, or Schedule 3. The Sharesave Plan may be extended to award similar benefits to employees outside the United Kingdom. The material terms of the Sharesave Plan are summarized below:
Shares available for options
The maximum number of Class A ordinary shares that may be issued under our Sharesave Plan as of June 30, 2021 is 4,809,368 Class A ordinary shares, which includes Class A ordinary shares reserved for issuance under any overseas plan described below. In addition, the number of Class A ordinary shares reserved for issuance under our Sharesave Plan will automatically increase on January 1 of each year, commencing on January 1, 2019 and ending on (and including) January 1, 2028, in an amount equal to 2% of the total number of shares outstanding on December 31 of the preceding calendar year. Our board of directors may act prior to January 1 of a given year to provide that there will be no increase for such year or that the increase for such year will be a lesser number of Class A ordinary shares.
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
C. Board Practices
Composition of our Board of Directors
Our board of directors currently consists of seven members. Our board of directors has determined that five of our seven directors, Andrew Allan, Sulina Connal, Ben Druskin, David Pattillo and Trevor Smith, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under the rules of the New York Stock Exchange. There are no family relationships among any of our directors or senior management.
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
The audit committee’s responsibilities include:
•evaluating and making recommendations to the board of directors regarding the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;
•approving the audit services and non-audit services to be provided by our independent auditor;
•evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions to the full board of directors on at least an annual basis;
•reviewing and discussing with the executive officers, the board of directors and the independent auditor our financial statements and our financial reporting process; and
•approving or ratifying any related person transaction (as defined by applicable rules and regulations) in accordance with our applicable policies.
The audit committee meets as often as one or more members of the audit committee deem necessary, but in any event meets at least four times per year. The audit committee meets at least once per year with our independent accountant, without our senior management being present.

Remuneration Committee
The remuneration committee, which consists of Messrs. Allan, Druskin and Smith, assists the board of directors in determining executive officer compensation. Mr. Allan serves as chairman of the committee. Under SEC and New York Stock Exchange rules, there are heightened independence standards for members of the remuneration committee, including a prohibition against the receipt of any compensation from us other than standard board member fees. Although foreign private issuers are not required to meet this heightened standard with respect to all members, we have determined that all members meet this heightened standard.
The remuneration committee’s responsibilities include:
•approving, modifying and overseeing our overall compensation strategy and policies;
•reviewing and recommending to the board of directors for approval the type and amount of compensation to be paid or awarded to the members of our board of directors;
•sole responsibility for the appointment, selection, retention, termination and oversight of any compensation consultants and other advisors retained by the remuneration committee;
•reviewing, evaluating and approving all compensatory agreements and arrangements, elements of compensation, and performance goals and objectives related to compensation of our executive officers, including our chief executive officer;
•reviewing and approving the goals and objectives of our executive officers, including our chief executive officer, and evaluating their performance in light of relevant performance goals and objectives;
•having the full power and authority of our board of directors to adopt, amend, terminate and administer our equity awards, pension, and profit sharing plans, bonus plans, benefit plans and similar programs; and
•reviewing and assessing risks arising from our compensation policies and practices.
Nominating and Corporate Governance Committee
The nominating and corporate governance committee, which consists of Messrs. Druskin and Smith and Ms. Connal, assists our board of directors in identifying individuals qualified to become members of our board of directors consistent with criteria established by our board of directors and in developing our corporate governance principles. Mr. Smith serves as chairman of the committee.
The nominating and corporate governance committee’s responsibilities include:
•identifying and evaluating candidates to serve on our board of directors, including nomination of incumbent directors for reelection;
•reviewing and evaluating the size and composition of our board of directors;
•recommending nominees for election to our board of directors and its corresponding committees;
•overseeing the evaluation and periodically reviewing the performance of the board of directors and management, including committees of the board of directors, and reporting the results of such assessment to the board of directors;
•assisting the board of directors in overseeing our corporate governance functions, including developing, updating and recommending to the board of directors corporate governance principles; and
•periodically reviewing with our chief executive officer the succession plans for our executive officers and making recommendations to our board of directors with respect to the selection of appropriate individuals to succeed to these positions.

D. Employees
As of June 30, 2021, 2020 and 2019, we had 8,883, 6,624 and 5,754 employees (including directors), respectively. We have collective bargaining agreements with our employees in Romania. We believe our employee relations are good and we have not experienced any work stoppages. With respect to the ongoing COVID-19 pandemic, and its impact on our business, our priorities have been the health and well-being of our people and the protection of the jobs and incomes of our people. We rapidly moved to a work-from-home model, with almost 100% of our employees able to work from home, and we took efforts to provide office environments that minimized the risk of exposure for the small number who needed to attend an office. These efforts kept our employees healthy while we executed our business continuity plans, with minimal disruption to productivity. We have now opened some of our offices in accordance with local guidelines, though our employees remain able to work remotely. We expect to move to a hybrid work model.
At each date shown, we had the following employees (including directors), broken out by department and geography:

	As of June 30,
	2021	2020	2019
Function:
Employees involved in delivery of our services	8,059	5,969	5,197
Selling, general and administrative	824	655	557
Total	8,883	6,624	5,754
Geography:
Western Europe(1)	493	448	254
Central Europe - EU Countries(1)(2)	4,469	3,368	3,062
Sub-total: Western Europe & Central Europe - EU Countries(1)(2)	4,962	3,816	3,316
Central Europe - Non-EU Countries(1)(2)	2,361	1,810	1,583
Latin America(3)	1,244	895	780
North America(1)(2)(3)	311	103	75
Asia-Pacific	5	—	—
Total	8,883	6,624	5,754

(1)    The increase in Western Europe, Central Europe and North America from 2020 to 2021 includes acquired employees in connection with our acquisition of CDS in August 2020. These include 4 employees in Western Europe, 261 employees in Central Europe - EU (Slovenia) and 319 in Central Europe non-EU (Bosnia & Herzegovina and Serbia) and 3 employees in North America.
(2) The increase in North America and Central Europe-EU from 2020 to 2021 includes acquired employees in connection with our acquisition of Five in March 2021. These include 12 employees in North America and 218 employees in Central Europe EU countries (Croatia).
(3) The increase in North America from 2020 to 2021 includes 202 acquired employees and 20 headcount in Latin America (Mexico) in connection with our acquisition of Levvel in March 2021.

E. Share Ownership.
For information regarding the share ownership of our directors and executive officers, see “Item 6.B.—Compensation—Outstanding Equity Awards, Grants and Option Exercises” and “Item 7.A—Major Shareholders.”

Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders.
The following table sets forth the beneficial ownership of our shares as of August 15, 2021:
•each person, or group of affiliated persons, who is known by us to beneficially own 5% or more of our Class A ordinary shares;
•each person, or group of affiliated persons, who is known by us to beneficially own 5% or more of our Class B ordinary shares;
•each person, or group of affiliated persons, who is known by us to beneficially own 5% or more of our Class A ordinary shares and Class B ordinary shares in the aggregate;
•each of our executive officers;
•each of our directors; and
•all of our executive officers and directors as a group.
The percentage ownership and voting power information shown in the table is based upon 38,436,909 Class A ordinary shares and 17,286,701 Class B ordinary shares outstanding as of August 15, 2021.
We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include ordinary shares issuable pursuant to the vesting of restricted stock units and the exercise of share options that are either immediately exercisable or exercisable on or before October 14, 2021, which is 60 days after August 15, 2021. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. In addition, the total number of Class A ordinary shares in the table below does not give effect to the potential conversion of any Class B ordinary shares into Class A ordinary shares. See the section entitled “Key Provisions in our Articles of Association-Shares and Rights Attaching to Them-Share Conversion” and “Key Provisions in our Articles of Association-Shares and Rights Attaching to Them-Restrictions on Transfer” in Exhibit 2.3(a) to this Annual Report on Form 20-F (Description of Share Capital) for a discussion of the entitlement of holders of Class B ordinary shares to convert them into Class A ordinary shares and limitations on such entitlement. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for persons listed in the table is c/o Endava plc, 125 Old Broad Street, London EC2N 1AR, United Kingdom.

	Class A Ordinary Shares Beneficially Owned		Class B Ordinary Shares Beneficially Owned		Total Voting Power †
	Shares	%	Shares	%	%
Name of Beneficial Owner
5% or Greater Shareholders
Alex Day (1)	—	—	2,051,766	11.9	9.7
Goran Stevanovic (2)			1,662,500	9.6	7.9
BAMCO Inc./Ronald Baron/Baron Capital Group, Inc. (3)	2,460,101	6.4	—	—	1.2

Executive Officers and Directors:
John Cotterell (4)	—	—	9,000,000	52.1	42.6
Mark Thurston (5)	13,277	*	4,250	*	*
Rohit Bhoothalingam (6)	—	—	—	—	—
Rob Machin (7)	124,801	*	224,534	1.3	1.1
Julian Bull (8)	230,601	*	461,204	2.7	2.3
Andrew Allan (9)	9,573	*	247,620	1.4	1.2
Sulina Connal (10)	—	—	—	—	—
Ben Druskin (11)	33,653	*	11,375	*	*
David Pattillo (12)	18,153	*	11,375	*	*
Trevor Smith (13)	9,918	*	61,375	*	*
All current executive officers and directors as a group (10 persons) (14)	439,976	1.1	10,021,733	58	47.6
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
(1)    Excludes (1) 1,563 Class A ordinary shares issuable under the 2018 Equity Incentive Plan (the “2018 Plan”) and (2) 831 Class A ordinary shares issuable under the 2018 Sharesave Plan (the “Sharesave Plan”), none of which are issuable within 60 days of August 15, 2021. Does not give effect to the conversion of 683,922 Class B ordinary shares that may be converted by Mr. Day into Class A Shares within 60 days of August 15, 2021.
(2)    Excludes (1) 6,842 Class A ordinary shares issuable under the 2018 Plan and (2) 723 Class A ordinary shares issuable under the Sharesave Plan, none of which are issuable within 60 days of August 15, 2021. Does not give effect to the conversion of 997,500 Class B ordinary shares that may be converted by Mr. Stevanovic into Class A Shares within 60 days of August 15, 2021.
(3)    Based solely on a Schedule 13G/A filed on February 11, 2021. Consists of ADSs representing Class A ordinary shares held of record by BAMCO Inc. ("BAMCO"), Baron Capital Group, Inc. ("BCG"), Baron Capital Management, Inc. ("BCM") and Ronald Baron, who have shared voting power and shared dispositive power over the shares. BAMCO and BCM are subsidiaries of BCG, and Ronald Baron owns a controlling interest in BCG. The principal business address for each of BAMCO, BCM, BCG and Ronald Baron is 767 Fifth Avenue, 49th Floor, New York, NY 10153.
(4)    Consists of (1) 7,000,000 Class B ordinary shares held directly by Mr. Cotterell and (2) 2,000,000 Class B ordinary shares held in a trust of which Mr. Cotterell is a trustee. Excludes 167,914 Class A ordinary shares issuable under the 2018 Plan, none of which are issuable within 60 days of August 15, 2021. Does not give effect to the conversion of 5,043,410 Class B ordinary shares that may be converted by Mr. Cotterell into Class A ordinary shares within 60 days of August 15, 2021.
(5)    Excludes (1) 80,344 Class A ordinary shares issuable under the 2018 Plan and (2) 377 Class A ordinary shares issuable under the Sharesave Plan, none of which are issuable within 60 days of August 15, 2021. Does not give effect to the conversion of 2,550 Class B ordinary shares that may be converted by Mr. Thurston into Class A ordinary shares within 60 days of August 15, 2021.
(6)    Excludes (1) 31,867 Class A ordinary shares issuable under the 2018 Plan and (2) 650 Class A ordinary shares issuable under the Sharesave Plan, none of which are issuable within 60 days of August 15, 2021.
(7)    Excludes (1) 63,460 Class A ordinary shares issuable under the 2018 Plan and (2) 831 Class A ordinary shares issuable under the Sharesave Plan, none of which are issuable within 60 days of August 15, 2021.
(8)    Excludes 63,460 Class A ordinary shares issuable under the 2018 Plan, none of which are issuable within 60 days of August 15, 2021.
(9)    Excludes 2,535 Class A ordinary shares issuable under the 2018 Plan, none of which are issuable within 60 days of August 15, 2021. Includes (1) 3,750 Class A ordinary shares issuable upon exercise of vested options within 60 days of August 15, 2021. Does not give effect to the conversion of 82,540 Class B ordinary shares that may be converted by Mr. Allan into Class A ordinary shares within 60 days of August 15, 2021.
(10)    Excludes 2,535 Class A ordinary shares issuable under the 2018 Plan, none of which are issuable within 60 days of August 15, 2021.
(11)    Excludes 2,535 Class A ordinary shares issuable under the 2018 Plan none of which are issuable within 60 days of August 15, 2021. Does not give effect to the conversion of 4,550 Class B ordinary shares that may be converted by Mr. Druskin into Class A ordinary shares within 60 days of August 15, 2021.
(12)    Excludes 2,535 Class A ordinary shares issuable under the 2018 Plan, none of which are issuable within 60 days of August 15, 2021. Does not give effect to the conversion of 6,825 Class B ordinary shares that may be converted by Mr. Pattillo into Class A Shares within 60 days of August 15, 2021.
(13)    Excludes 2,535 Class A ordinary shares issuable under the 2018 Plan, none of which are issuable within 60 days of August 15, 2021. Does not give effect to the conversion of 36,825 Class B ordinary shares that may be converted by Mr. Smith into Class A ordinary shares within 60 days of August 15, 2021.
(14)    Includes 3,750 Class A ordinary shares issuable under the Non-Executive Director Plan within 60 days of August 15, 2021. Excludes (1) 419,720 Class A ordinary shares issuable under the 2018 Plan, and (2) 1,858 Class A Shares issuable under the Sharesave Plan, none of which are issuable within 60 days of August 15, 2021. Does not give effect to the conversion of 5,176,700 Class B ordinary shares that may be converted by the holders thereof into Class A ordinary shares within 60 days of August 15, 2021.

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
Record Holders.
As of August 15, 2021, 55,723,610 of our ordinary shares were issued and outstanding. To our knowledge, approximately 0.2% of our total outstanding Class A ordinary shares were held by ten record holders in the United States. As of August 15, 2021, to our knowledge, approximately 1.8% of our outstanding Class B ordinary shares are held by four record holders in the United States. Additionally, approximately 82.5% of our total outstanding Class A ordinary shares are held by a nominee of the depositary for the ordinary shares underlying our ADSs. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.
B. Related Party Transactions.
Certain Relationships and Related Party Transactions

The following is a summary of transactions since July 1, 2020 to which we have been a participant, and in which any of our then directors, executive officers or holders of more than 5% of any class of our voting securities at the time of such transaction, or any members of their immediate family, had or will have a direct or indirect material interest.
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
Transactions with Google
Since April 2020, one of our directors, Sulina Connal, has been employed by Google as Director of Product Partnerships for News, Web and Publishing for EMEA. In the ordinary course of its business, from time to time Endava enters into agreements for cloud service or other solutions provided by Google in connection with services provided by Endava to its clients. All transactions with Google were entered into on an arms-length basis. For the year ended June 30, 2021, the aggregate cost incurred by Endava to Google for such services was £0.4 million.
Transaction with PaperRound
We have entered into a customer relationship with PaperRound HND Service Ltd., a company in which Mike Kinton, who served as a member of our board of directors until December 2020, holds a controlling interest and serves as a director. All transactions with PaperRound were entered into on an arms-length basis and in the ordinary course of business. We generated £0.2 million in revenue from PaperRound in the fiscal year ended June 30, 2021.
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
Dividend Distribution Policy
Our dividends are declared at the discretion of our board of directors. We declared an aggregate of £18.2 million in dividends during the fiscal year ended June 30, 2016. We did not pay any dividends in the fiscal years ended June 30, 2017, 2018, 2019 and 2020 and do not anticipate paying any dividends for the foreseeable future. We intend to retain all available funds and any future earnings for use in the operation and expansion of our business. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors in compliance with applicable legal requirements and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, our strategic goals and plans to expand our business, applicable law and other factors that our board of directors may deem relevant. In addition, our revolving credit facility limits our ability to pay dividends, with certain exceptions. See “Risk Factors — We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our ADSs.”
B. Significant Changes
We have not experienced any significant changes since June 30, 2021.
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
C. Material Contracts
On August 17, 2020, Endava completed the acquisition of the Comtrade Digital Services business, or CDS, by acquiring the total issued share capital of Comtrade CDS, digitalne storitve, d.o.o., a company registered in Slovenia, or CDS Slovenia, and Comtrade Digital Services d.o.o., a company registered in Serbia, or CDS Serbia. CDS Slovenia and CDS Serbia together own and operate (either directly or through subsidiaries) all of the trade and assets that comprise CDS. CDS was formerly a division of Comtrade Group B.V., or Comtrade. CDS is headquartered in Dublin, Ireland, has delivery centers across the Adriatic, and provides strategic software engineering services and solutions to clients in Europe and in the United States.
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
Although PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets, we believe we were not a PFIC for our 2020 tax year and we do not expect to be a PFIC for our current taxable year. There can be no assurance that we will not be a PFIC in future taxable years. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion and that the IRS would not successfully challenge our position. Because of the uncertainties involved in establishing our PFIC status, our U.S. counsel expresses no opinion regarding our PFIC status.
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
This guide may not relate to certain classes of U.K. Holders, such as (but not limited to):
•persons who are connected with the company;
•financial institutions;
•insurance companies;
•charities or tax-exempt organizations;
•collective investment schemes;
•pension schemes;
•market makers, intermediaries, brokers or dealers in securities;
•persons who have (or are deemed to have) acquired their ADSs by virtue of an office or employment or who are or have been officers or employees of the company or any of its affiliates; and
•individuals who are subject to U.K. taxation on a remittance basis.
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
All dividends received by an individual U.K. Holder from us or from other sources will form part of that U.K. Holder’s total income for income tax purposes and will constitute the top slice of that income. A nil rate of income tax will apply to the first £2,000 of taxable dividend income received by the individual U.K. Holder in a tax year. Income within the nil rate band will be taken into account in determining whether income in excess of the £2,000 tax-free allowance falls within the basic rate, higher rate or additional rate tax bands.
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
Corporate U.K. Holders should not be subject to U.K. corporation tax on any dividend received from the company so long as the dividends qualify for exemption, which should be the case, although certain conditions must be met. If the conditions for the exemption are not satisfied, or such U.K. Holder elects for an otherwise exempt dividend to be taxable, U.K. corporation tax will be chargeable on the amount of any dividends (at the current rate of 19%, but with the main rate announced to increase to 25% with effect from April 1, 2023).
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

If a corporate U.K. Holder becomes liable to U.K. corporation tax on the disposal (or deemed disposal) of ADSs, the main rate of U.K. corporation tax (currently 19% but announced to increase to 25% with effect from April 1, 2023) would apply.
A holder of ADSs which is not resident for tax purposes in the United Kingdom should not normally be liable to U.K. capital gains tax or corporation tax on chargeable gains on a disposal (or deemed disposal) of ADSs unless the person is carrying on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency (or, in the case of a corporate holder of ADSs, through a permanent establishment) to which the ADSs are attributable. However, an individual holder of ADSs who has ceased to be resident for tax purposes in the United Kingdom for a period of less than five years and who disposes of ADSs during that period may be liable on his or her return to the United Kingdom to U.K. tax on any capital gain realized (subject to any available exemption or relief).
Stamp Duty and Stamp Duty Reserve Tax
The discussion below relates to the holders of our Class A ordinary shares or ADSs wherever resident, however it should be noted that special rules may apply to certain persons such as market makers, brokers, dealers or intermediaries.
Issues of Shares
No U.K. stamp duty or stamp duty reserve tax, or SDRT, is generally payable on the issue of the underlying Class A ordinary shares in the company.
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
An unconditional agreement to transfer Class A ordinary shares to, or to a nominee or agent for, a person whose business is or includes the issue of depositary receipts or the provision of clearance services will generally be subject to SDRT (or, where the transfer is effected by a written instrument, stamp duty) at a higher rate of 1.5% of the amount or value of the consideration given for the transfer unless the clearance service has made and maintained an election under section 97A of the U.K. Finance Act 1986, or a section 97A election. It is understood that HMRC regards the facilities of DTC as a clearance service for these purposes and we are not aware of any section 97A election having been made by DTC. However, no SDRT is generally payable where the transfer of Class A ordinary shares to a clearance service or depositary receipt system is an integral part of an issue of share capital.
Any stamp duty or SDRT payable on a transfer of Class A ordinary shares to a depositary receipt system or clearance service will in practice generally be paid by the transferors or participants in the clearance service or depositary receipt system.
Issue of ADSs
No U.K. stamp duty or SDRT is payable on the issue of ADSs in the company.

Transfers of ADSs
No SDRT should be required to be paid on a paperless transfer of ADSs through the clearance service facilities of DTC, provided that no section 97A election has been made by DTC, and such ADSs are held through DTC at the time of any agreement for their transfer.
No U.K. stamp duty will in practice be payable on a written instrument transferring an ADS provided that the instrument of transfer is executed and remains at all times outside the United Kingdom. Where these conditions are not met, the transfer of, or agreement to transfer, an ADS could, depending on the circumstances, attract a charge to U.K. stamp duty at the rate of 0.5% of the amount or value of the consideration. If it is necessary to pay stamp duty, it may also be necessary to pay interest and penalties.
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
In the fiscal year ended June 30, 2021, 43.0% of our sales were denominated in the British Pound, 27.2% of our sales were denominated in U.S. dollars, 28.1% were denominated in Euros and the balance was in other currencies. Conversely, during the same time period, 63.3% of our expenses were denominated in Euros (or in currencies that largely follow the Euro, including the RON) and 8.9% in U.S. dollars. As a result, strengthening of the Euro relative to the British Pound and weakening of the U.S. dollar relative to the British Pound present the most significant risks to us. Any significant fluctuations in currency exchange rates may have a material impact on our business.
Prior to June 30, 2016, we entered into forward contracts to fix the exchange rate for inter-company transactions between the British Pound and the RON, with changes in the fair value of these forward contracts being recognized in profit or loss.
We have not engaged in the hedging of foreign currency transactions since the start of fiscal year 2017, although we may choose to do so in the future.
Interest Rate Risk
We had cash and cash equivalents of £69.9 million as of June 30, 2021, which consisted of readily available bank deposits in various currencies, principally Euro, U.S. Dollar, British Pound and RON. These investments earn interest at variable rates and, as a result, decreases in market interest rates would generally result in decreased interest income.
We also have a revolving credit facility that bears interest based on LIBOR and EURIBOR plus a variable margin. Changes in the applicable rate result in fluctuations in the required cash flows to service this debt. For example, a 1% (one hundred basis points) increase in the applicable market interest rate would result in an additional £2.0 million in interest expense if the maximum borrowable amount under the revolving credit facility was outstanding for the entire fiscal year.
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

Concentration of Credit and Other Risk
During the fiscal years ended June 30, 2021, 2020 and 2019, our 10 largest clients based on revenue accounted for 34.9%, 38.1%, and 37.7% of our total revenue, respectively.
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
ADS holders will also be responsible to pay certain charges such as:
•taxes (including applicable interest and penalties) and other governmental charges;
•the registration fees as may from time to time be in effect for the registration of Class A ordinary shares on the share register and applicable to transfers of Class A ordinary shares to or from the name of the custodian, the depositary, or any nominees upon the making of deposits and withdrawals, respectively;
•certain cable, telex, and facsimile transmission and delivery expenses;
•the expenses and charges incurred by the depositary in the conversion of foreign currency;
•the fees and expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, ADSs, and ADRs; and the fees and expenses incurred by the depositary, the custodian, or any nominee in connection with the servicing or delivery of deposited property.
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
Not applicable.
Item 15. Controls and Procedures
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
Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of June 30, 2021. Based on this evaluation, management has concluded that our disclosure controls and procedures were not effective as of June 30, 2021 due to a material weakness in internal control over financial reporting, as described below. Notwithstanding such material weakness in internal control over financial reporting, our management concluded that our consolidated financial statements in this Annual Report on Form 20-F present fairly, in all material respects, the Company’s financial position, results of operations and cash flows as of the dates, and for the periods presented, in conformity with IFRS.
Management's Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d15(f) under the Exchange Act) and for the assessment of the effectiveness of our internal control over financial reporting.
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
Management, with the participation of our chief executive officer and chief financial officer, assessed our internal control over financial reporting based upon the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management concluded that the material weakness in our internal control over financial reporting described below existed as of June 30, 2021 and, therefore, that our internal control over financial reporting was not effective as of June 30, 2021.

In accordance with guidance issued by the Securities and Exchange Commission, management’s assessment of our internal control over financial reporting did not include the internal controls of Comtrade Digital Services (“CDS”) acquired in August 2020, and Pet Minuta d.o.o. (“Five”) and Levvel LLC (“Levvel) which were both acquired in March 2021. The total amount of CDS, Five and Levvel assets and revenues in our consolidated financial statements for the year ended June 30, 2021 constituted £27.5 million or 5.8% of total assets and £43.7 million or 9.8% of revenue, respectively.
During management’s assessment of our internal control over financial reporting, management identified that we did not conduct an effective risk assessment process over the design and implementation of process level controls regarding the impact of events after the reporting period on the allowance for credit losses related to trade receivables. This deficiency created a reasonable possibility that a material misstatement to the consolidated financial statements would not be prevented or detected on a timely basis, and therefore we have concluded that the deficiency represents a material weakness in internal control over financial reporting and our internal control over financial reporting is not effective at June 30, 2021.
The control deficiency described above resulted in immaterial misstatements that were corrected prior to the issuance of the Company's consolidated financial statements for the year ended June 30, 2021.
Management has remediated the material weaknesses previously reported for the year ended June 30, 2020.
Remediation
Management will implement measures designed to ensure that the control deficiency contributing to the material weakness is remediated, such that these controls are designed, implemented, and operating effectively.
The remediation actions will include revising and updating the risk assessment and controls linked to tracking events occurring during the subsequent events period.
Management intends to implement the above remediation actions during the fiscal year ending June 30, 2022. We believe that these actions will remediate the material weakness described above. However, as we implement these remediation efforts, we may determine that additional steps may be necessary to remediate the material weakness, or we may identify other material weaknesses or control deficiencies. We cannot provide assurance that these remediation efforts will be successful or that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. The control deficiency will not be considered remediated, however, until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.
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
Opinion on Internal Control Over Financial Reporting
We have audited Endava plc and subsidiaries’ (the Company) internal control over financial reporting as of June 30, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of June 30, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of June 30, 2021 and 2020, the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended June 30, 2021, and the related notes collectively, the consolidated financial statements, and our report dated 28 September 2021, expressed an unqualified opinion on those consolidated financial statements.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to risk assessment has been identified and included in management’s assessment. The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2021 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.
The Company acquired three businesses during the year, Comtrade Digital Services, Pet Minuta d.o.o. and Levvel LLC, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of June 30, 2021, Comtrade Digital Services, Pet Minuta d.o.o. and Levvel LLC’s internal control over financial reporting associated with the total assets of £27.5 million or 5.8% and total revenues of £43.7 million or 9.8%, included in the consolidated financial statements of the Company as of and for the year ended June 30, 2021. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Comtrade Digital Services, Pet Minuta d.o.o. and Levvel LLC.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting as of 30 June 2021. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
September 28, 2021

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
Item 16C. Principal Accountant Fees and Services.
KPMG LLP has served as our independent registered public accounting firm since the fiscal year ended June 30, 2016. KPMG’s fees for professional services in fiscal years 2021 and 2020 were:

	Year Ended June 30,
	2021	2020
	(pounds in thousands)
Audit Fees(1)	£2,370	£1,775
Audit-Related Fees(2)	—	—
Tax fees(3)	—	—
All Other fees(4)	—	—
Total	£2,370	£1,775
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
(4) “All Other Fees” are any additional amounts for products and services provided by the principal accountant. There were no “Tax Fees” during 2020 or 2021.
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
Item 16G. Corporate Governance.
As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices, instead of certain corporate governance practices required by the New York Stock Exchange for U.S. domestic issuers. While we intend to follow most New York Stock Exchange corporate governance listing standards, we follow U.K. corporate governance practices in lieu of New York Stock Exchange corporate governance listing standards as follows:
•Exemption from quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under English law;
•Exemption from the New York Stock Exchange corporate governance listing standards applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the New York

Stock Exchange corporate governance listing standards, as permitted by the foreign private issuer exemption; and
•Exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans.
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
Item 16H. Mine Safety Disclosure.
Not applicable.
PART III
Item 17. Financial Statements.
See pages F-1 through F-70 of this Annual Report on Form 20-F.
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
2.3(a)
Description of Share Capital (incorporated by reference to Exhibit 2.3(a) of our Annual Report on Form 20-F for the year ended June 30, 2020 (File. No. 00138607), filed with the Commission on September 15, 2020 (the “2020 20-F”))

2.3(b)
Description of American Depositary Shares (incorporated by reference to Exhibit 2.3(b) of our Annual Report on Form 20-F for the year ended June 30, 2019 (File. No. 00138607), filed with the Commission on September 25, 2019 (the “2019 20-F”))

4.1+	Endava Share Option Plan (incorporated by reference to Exhibit 10.1 to our F-1 Registration Statement)
4.2+	Endava Joint Share Ownership Plan (incorporated by reference to Exhibit 10.2 to our F-1 Registration Statement)
4.3+	Endava Limited 2015 Long Term Incentive Plan (incorporated by reference to Exhibit 10.3 to our F-1 Registration Statement)
4.4+	Endava Limited 2017 Non-Executive Director Long Term Incentive Plan (incorporated by reference to Exhibit 10.4 to our F-1 Registration Statement)

4.5+	Endava plc 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to our F-1 Registration Statement)
4.6+	Endava plc 2018 Sharesave Plan (incorporated by reference to Exhibit 10.6 to our F-1 Registration Statement)
4.7+	Endava plc 2018 International Sub Plan (incorporated by reference to Exhibit 4.7 of our 2019 20-F)
4.8	Form of Deed of Indemnity for Directors and Officers (incorporated by reference to Exhibit 10.8 to our F-1 Registration Statement)
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

4.12†
Share Purchase Agreement dated August 17, 2020 between Endava (UK) Limited (as Purchaser) and Comtrade Group B.V. and Comtrade Solutions Management Holdinska Druzba D.O.O. (as Sellers) relating to the sale and purchase of the entire issued share capital of Comtrade CDS, Digitalne Storitve, D.O.O. and Comtrade Digital Services D.O.O. (incorporated by reference to Exhibit 4.12 to our 2020 20-F)

8.1*	Significant Subsidiaries of Endava plc
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of KPMG LLP, independent registered public accounting firm
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover page interactive data file (formatted as Inline XBRL and contained in Exhibit 101)
________________
*    Filed herewith.
**    Furnished herewith.
†    Certain portions of this exhibit have been omitted because they are not material and would likely cause competitive harm to the registrant if disclosed.

+    Indicates management contract or compensatory plan.

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
Endava plc
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Endava plc and subsidiaries (the Company) as of June 30, 2021 and 2020, the related consolidated statements of comprehensive income, and changes in equity, and cash flows for each of the years in the three‑year period ended June 30, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three‑year period ended June 30, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of June 30, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated 28 September 2021, expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.
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
Fair value of customer relationship intangible assets
As discussed in Note 15 to the consolidation financial statements, during the year ended June 30, 2021, the Company consummated business combination with ComTrade (CDS) for consideration of £53.8 million. The acquisition resulted in the recognition of customer relationship intangible assets totalling £18.1 million.

We identified the evaluation of the fair value of customer relationship intangible assets acquired through business combination as a critical audit matter because evaluating the fair value involved a high degree of subjective auditor judgment related to use of certain assumptions in the valuation models. The key assumptions used within the valuation models included expected future revenue growth, customer attrition rate, and the discount rates applied. Changes in these assumptions could have a significant impact on the fair value of the customer relationship intangible assets.
The primary procedures we performed to address this critical audit matter included the following. We evaluated the design of a certain internal controls related to evaluation of fair value of customer relationship assets acquired through business combination with CDS. We evaluated the expected future revenue growth used by the Company by comparing the assumptions used to the historical performance of the acquired entity and the Company itself, as well as to the revenue growth rates of peer companies and the industry as a whole. We assessed the customer attrition rate based on historical data of the acquired entity and the Company itself, as well as to the attrition rate of peer companies. We also involved a valuation professional with specialized skills and knowledge who assisted in evaluating:
i.expected future revenue growth used by the Company to value the customer relationship intangible asset as compared to industry and macro-economic trend data; and
ii.the discount rates applied by comparing them to an independently developed range using publicly available market data for comparable entities.
Allowance for credit losses
As discussed in Note 19 to the consolidated financial statements, the Company maintains a credit loss allowance (the allowance) of £3.5 million in respect of trade receivables and accrued income of £106.6 million as of June, 30 2021. The allowance is recorded based on the Company’s historical, observable default rates and is adjusted by a forward-looking estimate that includes consideration of macro-economic, customer segment, and customer specific trends and conditions. In the case of specific credit impairments customer specific factors require evaluation to estimate the recoverable amount.
We identified the evaluation of the allowance for credit losses related to trade receivables and accrued income as a critical audit matter because there is a high degree of subjective auditor judgement in assessing the assumptions used to determine the probability of the Company’s collection of receivables. Specifically, it is highly judgemental to evaluate the effect of any customer dispute or general economic conditions that may affect the ability of customers to pay billed and unbilled fees.
The primary procedures we performed to address this critical audit matter included the following. We obtained and inspected the Company’s economic conditions analysis by customer industry sector compared to economic outlook market reports to evaluate the risk factors applied by the Company in determining which customer industry sectors have a higher risk of expected credit losses. For certain customers, we inquired of relevant Company personnel to evaluate the rationale for establishing specific credit impairment allowances for trade receivables and accrued income. We obtained and inspected relevant underlying documentation, including customer correspondence, historical collection trends, age of trade receivables, and realisation analyses to assess the Company’s estimated allowance for customers deemed to be credit impaired. We inspected the cash collected by the Company subsequent to year-end to assess the reasonableness of management’s estimate of credit impaired allowance for specific customers.
We have served as the Company’s auditor since 2016.

/s/ KPMG LLP
London, United Kingdom
September 28, 2021

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the years ended 30 June 2021, 2020 and 2019

	Note	2021	2020 (1)	2019 (1)
		£’000	£’000	£’000
Revenue	5	446,298	350,950	287,930
Cost of sales
Direct cost of sales		(271,707)	(233,352)	(174,152)
Allocated cost of sales		(20,758)	(17,447)	(14,951)
Total cost of sales		(292,465)	(250,799)	(189,103)
Gross profit		153,833	100,151	98,827
Selling, general and administrative expenses		(90,290)	(75,110)	(65,849)
Net impairment losses on financial assets	19	(4)	(3,169)	(8)
Operating profit	6	63,539	21,872	32,970
Finance expense	9	(9,305)	(1,940)	(6,299)
Finance income	10	121	3,109	3,429
Net finance income/(expense)		(9,184)	1,169	(2,870)
Gain on sale of subsidiary	6	—	2,215	—
Profit before tax		54,355	25,256	30,100
Tax on profit on ordinary activities	11	(10,914)	(3,846)	(6,093)
Profit for the year and profit attributable to the equity holders of the Company		43,441	21,410	24,007
Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		(9,782)	(2,240)	(5,987)
Total comprehensive income for the year attributable to the equity holders of the Company		33,659	19,170	18,020
Earnings per share (EPS):	13
Basic EPS		£0.79	£0.40	£0.48
Diluted EPS		£0.76	£0.38	£0.44
Weighted average number of shares outstanding - basic		55,220,298	53,423,575	50,116,979
Weighted average number of shares outstanding - diluted		57,050,613	56,065,080	55,026,223

The notes hereto form an integral part of these consolidated financial statements.

(1) The presentation of the income statement has been changed to separately disclose the net impairment losses on financial assets on the face of the Consolidated Statement of Comprehensive Income (refer to Note 3C for details).

CONSOLIDATED BALANCE SHEET
As of 30 June 2021 and 2020

	Note	2021 £’000	2020 £’000
Assets - Non-current
Goodwill	14	124,417	56,995
Intangible assets	16	69,550	38,751
Property, plant and equipment	17	13,324	12,747
Lease right-of-use assets	23	57,193	51,134
Deferred tax assets	12	18,674	13,340
Financial assets	23	363	639
Total		283,521	173,606
Assets - Current
Trade and other receivables	19	118,303	82,614
Corporation tax receivable		938	2,922
Financial assets	23	563	584
Cash and cash equivalents		69,884	101,327
Total		189,688	187,447
Total assets		473,209	361,053
Liabilities - Current
Lease liabilities	23	13,543	11,132
Trade and other payables	20	78,634	58,599
Corporation tax payable		4,294	1,449
Contingent consideration	15	5,718	1,409
Deferred consideration	15	624	3,907
Total		102,813	76,496
Liabilities - Non-current
Lease liabilities	23	50,142	42,233
Deferred tax liabilities	12	10,010	5,861
Deferred consideration	15	9,370	—
Other liabilities		205	136
Total		69,727	48,230
Equity
Share capital	24	1,114	1,099
Share premium	27	247	221
Merger relief reserve	27	30,003	25,527
Retained earnings	27	283,059	214,638
Other reserves	27	(13,599)	(3,817)
Investment in own shares	27	(155)	(1,341)
Total		300,669	236,327
Total liabilities and equity		473,209	361,053
The notes hereto form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the years ended 30 June 2021, 2020 and 2019

	Share capital £’000	Share premium £’000	Merger relief reserve £’000	Investment in own shares £’000	Retained earnings £’000	Capital redemption reserve £’000	Foreign exchange translation reserve £’000	Total £’000
Balance at 30 June 2018 as previously reported	996	2,678	4,430	(2,275)	59,260	161	4,249	69,499
Hyperinflation adjustment					65			65
Balance at 30 June 2018 as restated	996	2,678	4,430	(2,275)	59,325	161	4,249	69,564
Equity-settled share-based payment transactions	—	—	—	—	15,392	—	—	15,392
Cancellation of share premium	—	(48,614)	—	—	48,614	—	—	—
Issuance of new shares	65	45,936	—	—	—	—	—	46,001
Issuance of shares related to acquisition	23	—	17,143	—	—			17,166
Exercise of options	5	128	—	428	(428)	—	—	133
Hyperinflation adjustment	—	—	—	—	53	—	—	53
Transaction with owners	93	(2,550)	17,143	428	63,631	—	—	78,745
Profit for the year	—	—	—	—	24,007	—	—	24,007
Other comprehensive income	—	—	—	—	—	—	(5,987)	(5,987)
Total comprehensive income for the year	—	—	—	—	24,007	—	(5,987)	18,020
Balance at 30 June 2019	1,089	128	21,573	(1,847)	146,963	161	(1,738)	166,329
Equity-settled share-based payment transactions	—	—	—	—	15,966	—	—	15,966
Issuance of shares related to acquisition	2	—	3,954	—	—	—	—	3,956
Sales of shares (EBT)	—	—	—	207	30,710	—	—	30,917
Exercise of options	8	93	—	299	(385)	—	—	15
Hyperinflation adjustment	—	—	—	—	(26)	—	—	(26)
Transaction with owners	10	93	3,954	506	46,265	—	—	50,828
Profit for the year	—	—	—	—	21,410	—	—	21,410
Other comprehensive income	—	—	—	—	—	—	(2,240)	(2,240)
Total comprehensive income for the year	—	—	—	—	21,410	—	(2,240)	19,170
Balance at 30 June 2020	1,099	221	25,527	(1,341)	214,638	161	(3,978)	236,327
Equity-settled share-based payment transactions	—	—	—	—	25,977	—	—	25,977
Issuance of shares related to acquisition	1	—	4,476	—	—	—	—	4,477
Exercise of options	14	26	—	1,186	(1,186)	—	—	40
Hyperinflation adjustment	—	—	—	—	189	—	—	189
Transaction with owners	15	26	4,476	1,186	24,980	—	—	30,683
Profit for the year	—	—	—	—	43,441	—	—	43,441
Other comprehensive income	—	—	—	—	—	—	(9,782)	(9,782)
Total comprehensive income for the year	—	—	—	—	43,441	—	(9,782)	33,659
Balance at 30 June 2021	1,114	247	30,003	(155)	283,059	161	(13,760)	300,669
The notes hereto form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
For the years ended 30 June 2021, 2020 and 2019

	Note	2021 £’000	2020 £’000	2019 £’000
Operating activities
Profit for the year		£43,441	£21,410	£24,007
Income tax charge		10,914	3,846	6,093
Non-cash adjustments	28	55,547	28,622	21,390
Tax paid		(3,120)	(5,876)	(5,904)
UK research and development credit received		2,930	—	1,278
Net changes in working capital	28	(21,360)	(7,759)	(11,516)
Net cash from operating activities		88,352	40,243	35,348
Investing activities
Purchase of non-current assets (tangibles and intangibles)		(6,113)	(9,880)	(7,383)
Proceeds from disposal of non-current assets		193	195	57
Acquisition of business / subsidiaries, consideration in cash		(109,991)	(26,595)	(3,201)
Proceeds from sale of subsidiary net of cash disposed of		—	2,744	—
Cash and cash equivalents acquired with subsidiaries		8,733	3,289	—
Interest received		84	499	476
Net cash used in investing activities		(107,094)	(29,748)	(10,051)
Financing activities
Proceeds from borrowings		—	—	3,500
Proceeds from sublease		565	668	—
Repayment of borrowings		—	(956)	(23,547)
Repayment of lease liabilities		(11,828)	(9,903)	—
Grant received		228	888	1,784
Interest paid		(911)	(829)	(343)
Net proceeds from initial public offering		—	—	44,828
Proceeds from sale of shares		—	30,917	—
Proceeds from exercise of options		26	93	133
Net cash from/(used in) financing activities		(11,920)	20,878	26,355
Net change in cash and cash equivalents		(30,662)	31,373	51,652
Cash and cash equivalents at the beginning of the year		101,327	70,172	15,048
Net foreign exchange differences		(781)	(218)	3,472
Cash and cash equivalents at the end of the year		£69,884	£101,327	£70,172

The notes hereto form an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.General Information
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
These consolidated financial statements do not constitute the company's statutory accounts for the years ended 30 June 2021, 2020 or 2019.
2.Application Of New and Revised International Financial Reporting Standards (“IFRS”)
The Group has applied the following standards and amendments for the first time for its annual reporting period commencing 1 July 2020:
•Amendments to IAS 1 and IAS 8: Definition of Material
•Amendments to IFRS 3: Definition of a Business
•Amendments to IFRS 7, IFRS 9 and IAS 39: Interest Rate Benchmark Reform
•Revised Conceptual Framework for Financial Reporting
•Amendments to IFRS 16: COVID-19 Related Rent Concessions
    The amendments listed above did not have a material impact on the amounts recognised in the current or prior periods and are not expected to significantly affect future periods.
The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.
New and amended accounting standards that have been issued but are not yet effective
    The following new or amended standards and interpretations are applicable in future periods but are not expected to have a significant impact on the Group’s consolidated financial statements and related disclosures.
Effective for annual periods beginning on or after January 2021:
•Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Interest Rate Benchmark Reform - Phase 2
•Amendments to IFRS 4 Insurance Contracts - deferral of IFRS 9
Effective for annual periods beginning on or after April 2021:
•Amendments to IFRS 16 Leases: COVID-19 Related Rent Concessions beyond 30 June 2021
Effective for annual periods beginning on or after January 2022:
•Amendments to Annual Improvements to IFRS Standards 2018-2020
•Amendments to IFRS 3: Business Combinations
•Amendments to IAS 16: Property, Plant and Equipment
•Amendments to IAS 37: Provisions, Contingent Liabilities and Contingent Assets

Effective for annual periods beginning on or after January 2023:
•IFRS 17 - Insurance Contracts
•Amendments to IAS 1: Presentation of Financial Statements: Classification of Liabilities as Current or Non-current
•Amendments to IAS 1: Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies
•Amendments to IAS 8: Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates
•Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction

3.
4.Significant Accounting Policies
A.Statement of Compliance
The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The consolidated financial statements were authorised for issue by the Board on 28 September 2021.
B.Basis of Preparation
The consolidated financial statements have been prepared on a historical cost basis, except where IFRS requires or permits fair value measurement.
The principal accounting policies adopted by the Group in the preparation of the consolidated financial statements are set out below.
C. Revised fiscal 2020 comparative statements
Measurement period adjustments
During the reporting period, the acquisition accounting for Exozet was finalised. Adjustments to goodwill and deferred and contingent considerations were determined and recognised retrospectively by adjusting fiscal 2020 comparative information. The following table describes the impact on fiscal 2020 reported financial statements:

Goodwill	£110,000
Deferred consideration - current	£143,000
Contingent consideration - current	£(33,000)
Statement of comprehensive income presentation
The presentation of the income statement has been changed to separately disclose the net impairment losses on financial assets on the face of the Consolidated Statement of Comprehensive Income. The following table describes the impact on the fiscal 2020 and 2019 Consolidated Statements of Comprehensive Income:

	2020 £'000	2019 £’000
Selling, general and administrative expenses - as previously reported	(78,279)	(65,857)
Net impairment losses on financial assets - separate line added	3,169	8
Selling, general and administrative expenses - updated	(75,110)	(65,849)
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
If the initial accounting for the business combination has not been completed by the end of the reporting period in which the business combination occurs, provisional amounts are reported to present information about facts and circumstances that existed as of the acquisition date. Once the measurement period ends, which in no case extends beyond one year from the acquisition date, revisions to the accounting for the business combination shall be accounted for in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.
As the acquisition accounting for both Five and Levvel are provisional as at the balance sheet date, the fair value of identifiable intangible assets was estimated by benchmarking against some previously acquired companies by the Group with similar profiles.
There are no assumptions made about the future and other sources of estimation uncertainty at the balance sheet date that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities acquired within the next financial year.
Further detailed information in relation to business combinations is included in note 15 to the financial statements.
Recoverability of trade and other receivables
The Group initially recognises trade and other receivables at fair value, which is usually the original invoiced amount. They are subsequently carried at amortised cost using the effective interest method. The carrying amount of these balances approximates to fair value due to the short maturity of amounts receivable. Trade receivables are non-interest bearing and are generally on 30 to 90 day terms depending on the geographical territory in which sales are generated. The Group knows that certain debts due to the Group may not be paid through the default of a small number of our customers. Accordingly, we recognise an expected credit loss allowance, which is deducted from the gross carrying amount of the receivable. The allowance is calculated by reference to credit losses expected to be incurred over the lifetime of the receivable. In estimating a loss allowance the Group considers historical experience and forward-looking informed credit assessment relating to customer specific trends and conditions alongside other factors such as the current state of the economy and particular industry issues. The Group considers reasonable and supportable information that is relevant and available without undue cost or effort. Due to the global financial uncertainty arising from the COVID-19 pandemic, management has considered the elevated credit risk on trade receivables. In addition, certain balances (where there was an objective evidence of credit impairment) have been provided for on an individual basis.
G. Going concern
The COVID-19 outbreak in early 2020, which resulted in the implementation of travel restrictions, quarantines and extended shutdowns of certain businesses globally, brought about additional uncertainties in the Group’s operating environment. The ongoing impact of COVID-19 has resulted in many countries around the world imposing lockdowns, shelter-in-place orders, quarantines, restrictions on travel and mass gatherings, including the cancellation of trade shows and other events, and the extended shutdown of non-essential businesses that cannot be conducted remotely.
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
The Group meets its day-to-day working capital requirements and medium-term funding requirements through its trading cash flows. At 30 June 2021, the Group had net assets of £300.7 million and net current assets of £86.9 million, of which £69.9 million was cash and cash equivalents. In addition, the Group has a currently unused revolving credit facility (RCF) of £200 million, which matures in October 2023. The Directors remain satisfied with the Group’s funding and liquidity position.

In response to the risks outlined above, and the potential impact on the Group’s ability to continue as a going concern, the Directors have considered the business activities and the Group’s principal risks and uncertainties in the context of the current operating environment. This includes possible impacts of the global COVID-19 pandemic on the Group and reviews of liquidity and covenant forecasts. The Directors have modelled cash flow projections to produce a baseline forecast scenario.
The Directors have also considered sensitivities in respect of potential downside scenarios over and above the baseline scenario, and the mitigating actions available in concluding that the Group is able to continue in operation for a period of at least 12 months from the date of approval of these financial statements. The specific scenarios modelled include a downside scenario with a COVID-19 resurgence or other softer macro-economic environment leading to stalling of sequential revenue growth for two quarters followed by a gradual recovery, and a severe but plausible downside scenario with a more significant COVID-19 resurgence or other softer macro-economic environment leading to stalling/ severe impact on sequential revenue growth for four quarters, followed by a gradual recovery.
In the downside scenario, revenue over the forecast period is 10% lower than the baseline scenario, with some short-term cost mitigation associated with slower net hiring assumed during the two quarters of stalled revenue growth compared to the baseline scenario. The closing cash balance at the end of the forecast period is £47 million lower than the baseline scenario, but remains positive throughout the forecast period, and no draw-down from the RCF would be required.
In the severe but plausible downside scenario, revenue over the forecast period is 24% lower than the baseline scenario, and cost mitigation measures in the form of reduced hiring are assumed over the four quarters of declining and stalled revenue growth. The closing cash balance at the end of the forecast period is £101 million lower than the baseline scenario, but remains positive throughout the forecast period, and no draw-down from the RCF would be required.
The Group’s experience of the COVID-19 pandemic to date is that it caused a short-term slowing of revenue growth for two quarters, with Q4 of fiscal year 2020 recording a 1.9% sequential decline and Q1 2021 recording 5.2% sequential growth – although it should be noted that Q1 includes the impact of acquiring Comtrade Digital Services mid-quarter. Following this initial short-term impact, revenues grew sequentially by 10.6% in Q2 2021, 6.7% in Q3, and 19.0% in Q4 – noting that the acquisitions of Five and Levvel in March 2021 further bolstered the growth in Q4 in particular. The Directors believe the medium-term impact of the COVID-19 pandemic has been to accelerate the need for digital transformation and stimulate customer demand, and this is reflected in the revenue growth rates recorded over the last three quarters of the fiscal year.
Throughout each of the scenarios considered, the Group’s cash position continues to remain strong throughout the forecast period. As noted above, the Group has an unused RCF of £200 million, funded by a group of banks. On the basis of the Group’s existing cash reserves and projections, the Directors do not expect to need to draw down on the RCF in the foreseeable future, even in the most stressed scenario considered.
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
Accounting standards are applied on the assumption that the value of money (the unit of measurement) is constant over time. However, when the rate of inflation is no longer negligible, a number of issues arise impacting the true and fair nature of the accounts of entities that prepare their financial statements on a historical cost basis. To address such issues, entities apply IAS 29 Financial Reporting in Hyperinflationary Economies from the beginning of the period in which the existence of hyperinflation is identified. Based on the statistics published in July 2018, the 3-year cumulative rate of inflation for consumer prices and wholesale prices in Argentina reached a level of about 123% and 119%, respectively. On that basis, Argentina was considered an hyperinflationary economy since July 1,

2018. As 30 June 2021 and 2020 the Company has recognised the effects of inflation in their financial statements. The Company also has a subsidiary in Venezuela that is considered a hyperinflationary economy but the functional currency of this company is the U.S. dollar.
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

(iii) Internally-generated intangible assets
Intangible assets arising from development are recognised if, and only if, all the following have been demonstrated:
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
The amount initially recognised for internally-generated assets is the sum of expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally-generated intangible asset can be recognised, development expenditure is recognised in profit or loss in the period in which it is incurred. Subsequent to initial recognition, intangible assets are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.
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

Client relationship	3 - 10 years
Trade name	5 years
Supplier relationships	5 years
Non-compete agreement	3 years
Computer software	3 - 10 years
Licences	Shorter of licence period and up to 3 years
Software - own work capitalised	3 - 5 years
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
    Lease payments included in the measurement of the lease liability comprise the following:
•fixed payments, including in-substance fixed payments, less any lease incentives receivable;
•variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•amounts expected to be paid under residual value guarantees;
•the exercise price of any purchase options that are reasonably certain to be exercised;
•payments due over optional renewal periods that are reasonably certain to be exercised; and
•penalties for early termination of a lease where we are reasonably certain to terminate early.
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

The Group has applied Amendment to IFRS 16: COVID-19 Related Rent Concessions. The Group applies the practical expedient allowing it not to assess whether eligible rent concessions that are a direct consequence of the COVID-19 pandemic are lease modifications. The Group applies the practical expedient consistently to contracts with similar characteristics and in similar circumstances. For rent concessions in leases to which the Group chooses not to apply the practical expedient, the Group assesses whether there is a lease modification. The Group has not received any material rent concessions during the current or prior year.
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

P. Revenue
The Group generates revenue primarily from the provision of its services and recognise revenue in accordance with IFRS 15 – “Revenue from Contracts with Customers.” Revenue is measured at fair value of the consideration received, excluding discounts, rebates and taxes.

The Group’s services are generally performed under time-and-material based contracts (where materials consist of travel and out-of-pocket expenses) and fixed-price contracts. The vast majority of our contracts are relatively short term in nature and have a single performance obligation.

Under time-and-materials based contracts, the Group charges for services based on daily or hourly rates and bills and collects monthly in arrears. The Company applies the practical expedient and revenue from time-and-materials contracts is recognised based on the right to invoice for services performed, with the corresponding cost of providing those services reflected as cost of sales when incurred.

Under fixed-price contracts, the Group bills and collects periodically throughout the period of performance. Revenue is recognised in the accounting periods in which the associated services are rendered. In limited instances where final acceptance of a milestone deliverable is specified by the client and there is risk or uncertainty of acceptance, revenue is deferred until all acceptance criteria have been met. For multi-year contracts, any deferral of revenue recognition does not generally span more than one accounting period.

In addition to provision of IT services priced as either time-and-material or fixed price contracts, a small portion of our revenue is generated from managed service contracts, which can include components of both time-and-material and fixed price. Under managed service contracts, the Group typically bills and collects upon executing the applicable contract and typically recognises revenue over the service period, based on the unit pricing defined.

The Group accounts for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. The Group identifies its distinct performance obligations under each contract. A performance obligation is a promise in a contract to transfer a distinct product or service to the customer. The transaction price is the amount of consideration to which the Group expects to be entitled in exchange for transferring products or services to a customer. With respect to all types of contracts, revenue is only recognised when the performance obligations are satisfied and the control of the services is transferred to the customer, either over time or at a point in time, at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those services. The Group considers the majority of its contracts to have a single performance obligation. In cases in which there are other promises in the contract, a separate price allocation is done based on relative stand alone selling prices. Anticipated profit margins on contracts are reviewed monthly by the Group and, should it be deemed probable that a contract will be unprofitable, any foreseeable loss would be immediately recognised in full and provision would be made to cover the lower of the projected loss from fulfilling the contact and the cost of exiting the contract. The Group has not currently recognised any provision for loss making contracts.
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
The Group has been granted government grants for job creation and training in some European countries where delivery units are located. The grants received are not under complex fulfillment conditions and involve job creation and retention and provision of training services as per the agreements. During the reporting period, the Group received £0.2m (2020: £0.9m) from contracted government grants and there were no amounts repaid due to unfulfillment of conditions. The Group considers the risk of any material derecognition of grant income due to unfulfillment of conditions to be remote.
In connection with its acquisition of Five, the Group also acquired a loan received under the US Payroll Protection Program (“PPP”) of £0.1m. Five complied with all conditions for this amount to be forgiven and be recognised as a grant as of 30 June 2021, subject to final confirmation from the US authorities. The conditions involved employee and compensation levels to be maintained and loan proceeds to be used to cover payroll costs and other eligible expenses.
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
Amounts receivable in respect of research and development tax credits are recognised in the financial statements in the year in which the related expenditure was incurred, provided there is sufficient evidence that these amounts are recoverable. These credits, which are credited as an offset to cost of sales, are based on a fixed percentage of the cost of work that is directed and supervised from the United Kingdom, and achieves an advance in technology that was uncertain at the outset of the work. The amounts are recognised within cost of sales in the Group statement of comprehensive income, because they relate to innovations that the Group develops for its contract customers from which the Group earns revenue.
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
Other components of equity include the following:
•Translation reserve comprises foreign currency translation differences arising from the translation of financial statements of the group’s foreign entities into Sterling;
•Capital redemption reserve is created to maintain the statutory capital maintenance requirements of the Companies Act 2006;
•Merger relief reserve balance represents the fair value of the consideration given in excess of the nominal value of the ordinary shares issued in a business combination; and
•Retained earnings include all current and prior period retained profits.
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

4.Operating Segment Analysis
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
Geographical Information of Group’s Non-Current Assets
Geographical information about the Group's non-current assets (excluding deferred tax asset) is based on locations where the assets are accumulated:

	2021 £’000	2020 £’000
United Kingdom	£35,803	£40,112
North America	67,877	29,431
Europe	146,357	75,358
RoW (1)	14,810	15,365
Total	£264,847	£160,266
(1) Rest of World (RoW)
5.Revenue
Set out below is the disaggregation of the Group’s revenue from contracts with customers by geographical market, based on where the services are delivered to customers:

	2021 £’000	2020 £’000	2019 £’000
United Kingdom	£187,045	£155,507	£129,513
North America	140,085	100,089	79,231
Europe	107,978	85,882	79,186
RoW(1)	£11,190	£9,472	£—
Total	£446,298	£350,950	£287,930
(1) Rest of World (RoW) is a new geography highlighted in fiscal year ended June 30, 2020. In previous years, clients located in RoW were immaterial.
The Group’s revenue by industry sector is as follows:

	2021 £’000	2020 £’000	2019 £’000
Payments and Financial Services	£226,391	£185,175	£152,179
TMT	121,045	90,255	78,888
Other	98,862	75,520	56,863
Total	£446,298	£350,950	£287,930
The Group’s revenue by contract type is as follows:

	2021 £’000	2020 £’000	2019 £’000
Time and materials contracts	£337,084	£305,766	n/a*
Fixed price contracts	109,214	45,184	n/a*
Total	£446,298	£350,950	£287,930
* A comparable breakdown of revenue by contract type is not available for 2019, due to internal billing systems changes that were implemented in the 2019 fiscal year.
As at 30 June 2021, the undiscounted aggregate transaction value of revenue that has not been recognised relating to unsatisfied, or partially satisfied, performance obligations was £101.9 million (30 June 2020: £60.6 million). This relates to fixed price contracts with forward contractual commitments. This revenue is expected to be recognised over the following time periods:

	2021 £’000	2020 £'000

Less than 1 year	£51,865	£28,405
1 to 2 years	18,514	16,917
2 to 3 years	11,971	11,040
More than 3 years	19,507	4,228
Total	£101,857	£60,590
The Company applies a practical expedient and does not disclose the value of unsatisfied performance obligations for contracts for which it recognises revenues at the amount to which it has the right to invoice for services provided.
Revenue recognised in fiscal 2021 relating to performance obligations that were satisfied, or partially satisfied, in previous years was not material.
6.Operating Profit

	2021 £’000	2020 £’000	2019 £’000
Operating profit is stated after charging/(crediting):
Depreciation of owned property, plant and equipment	5,086	4,795	3,969
Depreciation of assets held under finance leases	—	21	34
Depreciation of right-of-use assets	10,449	9,072	—
Impairment of non-current assets (tangibles and intangibles)	—	—	—
Impairment of right-of-use assets	1,697	—	—
Amortisation of intangible assets	7,912	4,837	3,897
Net gain on disposal of property, plant and equipment	(36)	(11)	(23)
Net gain on disposal of right-of-use asset	(56)	(23)	—
Net gain on disposal of subsidiary	—	(2,215)	—
Gain on derecognition of right-of-use assets sub-leased	—	(472)	—
Research and development expenditure credit	(2,642)	(1,600)	(1,278)
Government grants	(503)	(670)	(819)
Share-based compensation	24,427	15,663	12,022
Discretionary EBT bonus	—	27,874	—
Expected credit loss allowance on trade receivables	(30)	3,169	8
Expected credit loss allowance on accrued income	34	—	—
Initial public offering expenses	—	—	1,055
Sarbanes-Oxley compliance readiness expenses	—	—	1,440
Secondary offering expenses	—	—	1,009
Operating lease costs:
Land and buildings	788	1,053	9,941
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
Operating lease costs for the year ended 30 June 2021 include short-term lease rent (not in scope for IFRS 16), property taxes and other property related costs.
Disposal of Endava Technology SRL (“the Captive”)
Pursuant to an agreement entered into with Worldpay in November 2016, Endava granted Worldpay an option to acquire a captive Romanian subsidiary that Endava created and staffed for Worldpay. On June 1, 2019, Endava entered into an agreement to sell the Captive to Worldpay and to terminate the option and transfer agreement then existing between the parties. On August 31, 2019 the transaction was completed and the employees of the Captive became employees of Worldpay. Endava has agreed to provide Worldpay certain transition services under a Transition Services Agreement between Endava and Worldpay, which remains in place following the closing of the sale of the Captive. The aggregate selling price of the Captive was £3.6 million and the Group recognised a gain on disposal of subsidiary of £2.2 million.
Auditor’s remuneration:
The Group recognised the following fees from its auditors in respect of the audit of the financial statements and for other services provided to the Group:

	2021 £’000	2020 £’000	2019 £’000
Audit of the financial statements	£813	£840	£741
Subsidiary local statutory audits	87	103	95
SOX attestation fees	1,470	832	—
Total audit fees	2,370	1,775	836
Initial public offering expenses	—	—	—
Secondary offering expenses	—	—	150
Other SEC filings review expenses	—	—	36
Total audit related fees	—	—	186
Total auditor’s remuneration	£2,370	£1,775	£1,022

7.Particulars of Employees (including Directors)

	2021 No.	2020 No.	2019 No.
Average number of staff employed by the group during the year (including directors):
Number of operational staff	6,943	5,633	4,902
Number of administrative staff	744	601	503
Number of management staff	8	8	7
Total	7,695	6,242	5,412

	2021 £’000	2020[1] £’000	2019[1] £’000
Aggregate payroll costs of the above were:
Wages and salaries	£252,553	£222,918	£163,399
Social security contribution	15,810	12,289	9,860
Pension contributions - defined benefit plans	4,944	3,999	3,907
Share-based compensation	24,427	15,663	12,022
Total	£297,734	£254,869	£189,188
1The presentation of the aggregate payroll costs for fiscal years 2020 and 2019 has been changed to separately disclose social security contributions of £12,289,000 and £9,860,000 respectively, and pension contributions of £3,999,000 and £3,907,000 respectively on individual lines within the note. These amounts were previously included as a combined total of £16,288,000 social security and pension costs for fiscal year 2020, and £13,767,000 social security and pension costs for fiscal year 2019.

8.Key Management Remuneration
The compensation of the members of our Board of Directors was:

	2021 £’000	2020 £’000	2019 £’000

Remuneration paid	£1,411	£1,405	£1,281
Company contribution to pension scheme	63	71	65
Share-based compensation	2,587	1,731	1,164
Total	£4,061	£3,207	£2,510

Emoluments of highest paid director:
Remuneration paid	£713	£694	£620
Company contributions to pension scheme	45	53	47
Share-based compensation	1,183	970	501
Total	£1,941	£1,717	£1,168
There was one director who was member of a pension scheme during the year (2020: 2; 2019: 2).
The highest paid director exercised 36,447 options during the year (2020: 22,500, 2019: 654,195) and was granted 45,360 options under a long-term incentive plan (2020: 55,788; 2019: 90,000).
The total gains on the exercise of share options by the Directors amounted to £7.3 million (2020: £3.3 million).

9.Finance Expense

	2021 £’000	2020 £’000	2019 £’000
Running costs related to our revolving credit facility	£863	£809	£248
Interest payable on leases	1,176	1,066	3
Interest payable on leased vehicles	2	—	—
Foreign exchange loss	6,546	—	—
Other interest expense	416	16	94
Fair value movement of financial liabilities	302	49	5,954
Total	£9,305	£1,940	£6,299

10.Finance Income

	2021 £’000	2020 £’000	2019 £’000
Interest income on bank deposits	£84	£497	£450
Other interest income	20	58	36
Gain on derecognition of right-of-use assets sub-leased	—	472	—
Fair value movement of financial assets	17	30	—
Foreign exchange gain	—	2,052	2,943
Total	£121	£3,109	£3,429

11.Tax On Profit On Ordinary Activities
Analysis of charge / (credit) in the year

	2021 £’000	2020 £’000	2019 £’000
U.K. corporation tax based on the results for the year ended 30 June 2021 at 19% (2020 : 19%, 2019: 19%)	£3,634	£123	£4,636
Overseas tax	10,290	5,130	5,207
Current Tax	13,924	5,253	9,843
Deferred Tax	(3,010)	(1,407)	(3,750)
Total tax	£10,914	£3,846	£6,093
The U.K. Corporation rate throughout the period was 19% (2020 : 19%).
A reduction in the UK corporation tax rate from 19% to 17% (effective 1 April 2020) was substantively enacted on 6 September 2016. The March 2020 Budget announced that a rate of 19% would continue to apply with effect from 1 April 2020, and this change was substantively enacted on 17 March 2020. An increase in the UK corporation rate from 19% to 25% (effective 1 April 2023) was substantively enacted on 24 May 2021. This will increase the company's future current tax charge accordingly. The deferred tax balance as of 30 June 2021 has been calculated based on these rates, reflecting the expected timing of reversal of the related temporary differences (2020: 19%).

Reconciliation of the tax rate on group profits

	2021		2020		2019
	£’000	%	£’000	%	£’000	%
Profit on ordinary activities before taxation	£54,355		£25,256		£30,100
Profit on ordinary activities at U.K. statutory rate	10,327	19.0	4,799	19.0	5,719	19.0
Differences in overseas tax rates	(1,150)	(2.1)	(912)	(3.6)	(922)	(3.1)
Impact of share-based compensation	897	1.6	400	1.6	288	1.0
Utilisation of previously unrecognised tax losses	—	—	(97)	(0.4)	—	—
Nontaxable gain on sale of subsidiary	—	—	(421)	(1.7)	—	—
Other permanent differences	200	0.4	63	0.2	632	2.1
Adjustments related to prior periods	(300)	(0.6)	(221)	(0.9)	164	0.5
Tax on unremitted earnings/withholding tax on dividends	852	1.6	399	1.6	212	0.7
Impact of rate change on deferred tax	88	0.2	(164)	(0.6)	—	—
Total	£10,914	20.1%	£3,846	15.2%	£6,093	20.2%
The other permanent differences of £200,000 as at 30 June 2021 are mainly related to certain expenses that are not expected to be tax deductible in any jurisdiction net of tax credits.
The other permanent differences of £63,000 as at 30 June 2020 are mainly related to certain expenses that are not expected to be tax deductible in any jurisdiction net of tax credits..
Tax on items charged to equity and statement of comprehensive income

	2021 £’000	2020 £’000	2019 £’000
Deferred tax - share-based compensation	£(3,270)	£(1,015)	£(4,077)
Current tax - share-based compensation	(6,639)	(2,821)	(2,159)
Total credit to equity and statement of comprehensive income	£(9,909)	£(3,836)	£(6,236)
Unremitted Earnings
The aggregate amount of unremitted profits at 30 June 2021 was approximately £71,420,000 (2020: £27,500,000). The movement during the year reflects profits made in various territories outside of the United Kingdom and repatriation of such profits through various dividend payments to Endava plc. U.K. legislation relating to company distributions provides for exemption from tax for most repatriated profits. Deferred taxation of £2,069,000 has been provided on these profits as at 30 June 2021 (2020: £886,000).

12.Deferred Tax Assets and Liabilities
Deferred taxes arising from temporary differences and unused tax losses are summarised as follows:

Deferred tax 2021	At 1 July 2020 £’000	Exchange Adjustments £’000	Credit / (Charge) to Profit and Loss £’000	Credit to Equity £’000	Acquisition £’000	At 30 June 2021 £’000
Accelerated capital allowances	£(45)	£—	£(766)	£—	£—	£(811)
Tax losses	899	(86)	2,174	—	—	2,987
Share-based compensation	8,885	—	988	3,270	—	13,143
Intangible assets	(2,920)	221	915	—	(4,926)	(6,710)
Other temporary differences	660	(43)	(301)	—	(261)	55
Total	£7,479	£92	£3,010	£3,270	£(5,187)	£8,664

Deferred tax 2020	At 1 July 2019 £’000	Exchange Adjustments £’000	Credit / (Charge) to Profit and Loss £’000	Credit to Equity £’000	Acquisition £’000	At 30 June 2020 £’000
Accelerated capital allowances	£(130)	£—	£85	£—	£—	£(45)
Tax losses	867	—	32	—	—	899
Share-based compensation	6,854	—	1,016	1,015	—	8,885
Intangible assets	(440)	(167)	344	—	(2,657)	(2,920)
Other temporary differences	366	(24)	(70)	—	388	660
Total	£7,517	£(191)	£1,407	£1,015	£(2,269)	£7,479
All deferred tax movements arise from the origination and reversal of temporary differences. Deferred tax assets are recognised to the extent it is probable that taxable profits will be generated against which those assets can be utilised.
After offsetting deferred tax assets and liabilities where appropriate within territories, the net deferred tax comprises:

	2021 £’000	2020 £’000
Deferred tax assets	18,674	13,340
Deferred tax liabilities	(10,010)	(5,861)
Net deferred tax	8,664	7,479

13.Earnings Per Share
Basic earnings per share
Basic EPS is calculated by dividing the profit for the year attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.

	2021 £’000	2020 £’000	2019 £’000
Profit for the year attributable to equity holders of the Company	43,441	21,410	24,007

	2021	2020	2019
Weighted average number of shares outstanding	55,220,298	53,423,575	50,116,979

	2021	2020	2019
Earnings per share - basic (£)	0.79	0.40	0.48
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

	2021 £’000	2020 £’000	2019 £’000
Profit for the year attributable to equity holders of the Company	43,441	21,410	24,007
Fair value movement of financial liabilities	—	—	—
Profit for the year attributable to equity holders of the Company including impact of fair value adjustment of contingent consideration	43,441	21,410	24,007

	2021	2020	2019
Weighted average number of shares outstanding	55,220,298	53,423,575	50,116,979
Diluted by: options in issue and contingent shares	1,830,315	2,641,505	4,909,244
Weighted average number of shares outstanding (diluted)	57,050,613	56,065,080	55,026,223

	2021	2020	2019
Earnings per share - diluted (£)	0.76	0.38	0.44

14.Goodwill

2021	£’000
Cost
At 1 July 2020	56,995
Acquired through business combinations	73,768
Effect of foreign exchange translations	(6,346)
At 30 June 2021	124,417

2020
Cost
At 1 July 2019	36,760
Acquired through business combinations	20,463
Acquired through business combinations, measurement period adjustment	110
Effect of foreign exchange translations	(338)
At 30 June 2020	56,995

Net book value
At 30 June 2021	124,417
At 30 June 2020	56,995
The Group has one Cash Generating Unit (“CGU”) and accordingly goodwill is reported under one CGU. Goodwill acquired in a business combination is allocated, from the acquisition date, to the CGU that is expected to benefit from synergies of the combination and represents the lowest level within the entity at which the goodwill is monitored for internal reporting purposes.
During fiscal 2021, the Group acquired 100% of Comtrade Digital Services business (“CDS”) voting rights and obtained control of CDS, which resulted in an increase in goodwill of £32,779,000. All goodwill is recorded in the local currency of the acquired companies as part of the CDS Group, split between Euro, Bosnian Convertible Marks and US Dollars, and it has been allocated to the Group CGU. The Group also completed the acquisition of Pet Minuta d.o.o. of Croatia and its U.S. subsidiary, Five Minutes Studio, Inc. (together “Five”), acquiring 100% of the voting rights and obtaining control. The transaction resulted in an increase in goodwill of £15,932,000. The goodwill amount recognised for Five is provisional as at the end of the reporting period, is recorded in US Dollars and has been allocated to the Group CGU. During the reporting period, the Group also completed the acquisition of Levvel LLC (“Levvel”), acquiring 100% of the voting rights and obtained control. The transaction resulted in an increase in goodwill of £25,057,000. The goodwill amount recognised for Levvel is provisional as at the end of the reporting period, is recorded in US Dollars and has been allocated to the Group CGU. During the reporting period, the acquisition accounting for Exozet was finalised and resulted in an increse in goodwill of £110,000. As the adjustment was done in the measurement period, the impact was recognised retrospectively and comparative information for fiscal 2020 revised.
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
For the year ended 30 June 2021, the Board reviewed the value of goodwill based on internal value in use calculations. The key assumptions for these calculations are discount rates and revenue growth rate. The growth rates for the analysed period are based on management’s expectations of the medium-term performance of the acquired businesses, planned growth market shares, industry forecasts and growth in the market. These calculations used five-year cash flow projections based on financial budgets approved by management and assumed a 1.5% terminal growth rate thereafter. The discount rate used of 9.3% for the 2021 impairment test (2020: 11.4%, 2019: 14.5%) represents the weighted average cost of capital (“WACC”) of the Group and is a post-tax rate.
The market risk is reflected in the discount rate used through its components, cost of equity and cost of debt. The cost of equity is calculated using the Capital Asset Pricing Model (“CAPM”) and its formulae includes the market return and the sensitivity of the Company to that market return. The WACC also includes the risk-free rate both in the calculation of the cost of equity and the cost of debt. If the market uncertainty increases, the risk-free rate would also increase to reflect this. Moreover, the market risk is also reflected through the determination of the cost of debt as the current market prices are included in the considered credit risk.
The key assumptions used in the assessments for the years ended 30 June 2021, 2020 and 2019 are as follows:

	2021	2020	2019
Growth rate	20%	20%	20%
Discount rate	9.3%	11.4%	14.5%
Terminal growth rate	1.5%	1.5%	1.5%
Management’s impairment assessment for 2021, 2020 and 2019 indicates value in use substantially in excess of the carrying value of goodwill. Management therefore believes that no reasonably possible change in any of the above key assumptions would cause the carrying value of the unit to materially exceed its recoverable amount.
As at 30 June 2021, 2020 and 2019, there were no indicators of impairment that suggested that the carrying amount of the Group’s goodwill is not recoverable.
15.Business combinations
Acquisition of Comtrade Digital Services
On 17 August 2020 (the “CDS Acquisition Date”), the Group entered into a Share Purchase Agreement (“the CDS Purchase Agreement”) pursuant to which the Group acquired all of the issued and outstanding equity of Comtrade CDS, digitalne storitve, d.o.o., a company registered in Slovenia, and Comtrade Digital Services d.o.o., a company registered in Serbia (together “CDS”). CDS is an award-winning innovative company. CDS enables companies across different industries (Logistics, Travel, Healthcare, Financial Services, FinTech, government and Energy) to innovate faster and reinvent their business models digitally, by using agile development methodologies, innovative technology (such as Blockchain, Artificial Intelligence, IoT) and business acumen. The company has a highly skilled workforce with approximately 460 technical staff and delivery centres located in Slovenia, Serbia and Bosnia.
The acquisition accounting of the CDS acquisition was considered final as at 30 June 2021.
The consideration includes elements of cash and deferred and contingent consideration. The following table summarises the acquisition date fair values of each major class of consideration transferred:

£’000
Initial cash consideration	48,639
Fair value of deferred consideration	5,003
Fair value of contingent consideration	186
Total consideration transferred	53,828
Under the CDS Purchase Agreement, the Group paid the former equity holders of CDS a cash purchase price of £48.6 million. In addition, the Group recognised a fair value of £5.0 million of deferred consideration attributed to a holdback amount payable within 24 months of the acquisition date and £0.2 million of contingent consideration. The contingent consideration was settled in full during fiscal year 2021.
The Company's allocation of the total purchase consideration amongst the net assets acquired is as follows:

£’000
Intangible assets - Client relationships	18,108
Intangible assets - other	54
Property, plant and equipment	461
Right of use asset	2,049
Deferred tax asset	76
Financial asset	201
Trade and other receivables	13,179
Corporation tax receivable	111
Cash and cash equivalents	1,603
Trade and other payables	(9,115)
Lease liabilities	(2,049)
Corporation tax payable	(62)
Deferred tax liability	(3,533)
Other liabilities	(34)
Fair value of identifiable net assets	21,049
Other than intangible assets, the fair value approximates the carrying value of the net assets acquired.
Intangible assets subject to valuation include client relationships. The multi period excess earnings method (“MEEM”) was applied to determine the fair value of the client relationship intangible asset. The fair value determined under this approach is a function of the following: (1) future revenues expected to be generated by these assets and the profitability of these assets; (2) identification of the contribution of other tangible and intangible assets to the cash flows of these assets to apply an appropriate capital charge against the cash flows; and (3) determination of the appropriate risk-adjusted discount rate to calculate the present value of the stream of anticipated cash flows. Management classified the customers into lower risk and higher risk buckets based on the exposure to different sectors and valued the buckets separately using different assumptions around attrition and discount rates. An estimate was made by the Group regarding the amount of future revenues that could be attributed to CDS’s clients that existed as of the acquisition date. This revenue projection was based on recurring revenue from existing customers prior to any customer attrition. As the estimate of fair value for the customer related asset is based on MEEM, consideration was given to contributions to earnings from “contributory assets” other than customer relationships, in order to isolate the cash flows attributable to the customer related asset inclusive of other assets.

The after-tax residual cash flows attributable to existing customers were adjusted for attrition and discounted to a present value.
Deferred tax
The deferred tax liability at acquisition on the client relationship was £3.4 million based on a book base of £18.1 million and a tax base of £nil at the date of acquisition.
Goodwill
Goodwill arising from the acquisition has been recognised as follows:

£’000
Consideration transferred	53,828
Fair value of identifiable net assets	(21,049)
Goodwill	32,779
The goodwill arising from the acquisition represents the knowledge and experience of the workforce, who are instrumental to securing future revenue growth, the revenue and cost synergies that are achievable by combining a company such as CDS with a typical market participant such as Endava and the growth opportunities that are available within the broader software engineering market. There is no goodwill amount that is expected to be deductible for tax purposes.
Revenue and Profit of CDS from the CDS Acquisition Date to 30 June 2021:

£’000
Revenue	27,227
Profit	2,128
Management’s estimate of Revenue and Profit of CDS for the reporting period ended 30 June 2021 (had the acquisition occurred at the beginning of the reporting period):

£’000
Revenue	30,852
Profit	2,507
Acquisition Related Costs:

£’000
Legal and professional fees	1,550
The acquisition related costs are expensed as incurred.

Acquisition of Pet Minuta d.o.o.
On 4 March 2021 (the “Five Acquisition Date”), the Group entered into a share purchase agreement (the “Five Purchase Agreement”) pursuant to which the Group acquired all of the issued and outstanding equity of Pet Minuta d.o.o. of Croatia and its U.S. subsidiary, Five Minutes Studio, Inc. (together “Five”). Five is a digital agency delivering a full spectrum of services, including product strategy, the design, build and delivery of digital experiences, and ongoing growth marketing using agile methodology combined with a scientific/metrics-

driven approach to product design. Five has a team of 157 operational employees based in Brooklyn, NY and Croatia. The majority of its people are based in delivery centers in Croatia’s four largest cities.
The acquisition accounting of Five was considered provisional as at 30 June 2021, pending final conclusion on the fair value of total consideration transferred, fair value of net assets acquired and resulting goodwill.
The consideration includes elements of cash, deferred and contingent consideration and equity consideration. The following table summarises the acquisition date fair values for each major class of consideration transferred:

£’000
Initial cash consideration	16,062
Fair value of equity consideration	4,478
Fair value of deferred consideration	2,653
Fair value of contingent consideration	1,725
Total consideration transferred	24,918
Under the Five Purchase Agreement the Group paid the former equity holders of Five a cash purchase price of £16.1 million. In addition, the Company issued 72,193 Class A ordinary shares in the form of ADSs to the sellers as part of the purchase price, with a fair value of £4.5 million. The Company also recognised a fair value of £2.7 million of deferred consideration attributed to a holdback amount payable within 24 months of the acquisition date and a fair value of £1.7 million of consideration contingent upon the fulfillment of certain earn-out conditions related to Revenue and EBITDA of Five during the earn-out period. Management estimated 100% payout of the contingent consideration in determining its fair value. Any subsequent revaluations to contingent consideration as a result of changes in such estimations are recognised in the consolidated income statement.
Under the Purchase Agreement, there are other amounts that are payable in future periods based on the continued service of certain employees of Five. £4.7 million worth of restricted share units under the 2018 Equity Incentive Plan were granted on completion of the acquisition, which vest over either a 4-year or 3-year period and are all subject to continued employment. A portion of the overall restricted share units is also subject to achievement of specific revenue and EBITDA goals over the earn-out period. As all restricted share units are based on continued service provided to the post-combination entity, they have been excluded from consideration and will instead be accounted for as ongoing remuneration under IFRS 2.
The Company's provisional allocation of the total purchase consideration amongst the net assets acquired is as follows:

£’000
Intangible assets - Client relationships	8,253
Property, plant and equipment	310
Financial assets	33
Right of use asset	915
Trade and other receivables	2,250
Cash and cash equivalents	1,423
Trade and other payables	(1,235)
Corporation tax payable	(318)
Lease liabilities	(915)
Deferred tax liability	(1,730)
Fair value of net assets acquired	8,986
Other than intangible assets, the fair value approximates the carrying value of the net assets acquired.
As the purchase price allocation was not finalised, management estimated the fair value of the client relationships by analysing the proportion of client relationship fair value in the enterprise value for comparable previously acquired companies. As Five’s business is similar to that of previously acquired entities, management benchmarked Five against such previously acquired entities for the determination of the fair value of the client relationships, and the average proportion in enterprise value was applied in estimating the fair value of the client relationships as part of the provisional acquisition accounting.
Deferred tax
The deferred tax liability at acquisition on the client relationship was estimated at £1.5 million based on a book base of £8.3 million and a tax base of £nil at the date of the acquisition. An additional deferred tax liability of £0.2 million was recognised on unremitted earnings as at the date of the acquisition.
Goodwill
Goodwill arising from the acquisition has been recognised as follows:

£’000
Consideration transferred	24,918
Fair value of net assets acquired	(8,986)
Goodwill	15,932
The provisional goodwill arising from the acquisition represents the knowledge and experience of the workforce, who are instrumental to securing future revenue growth and in the development of know-how, the revenue and cost synergies that are achievable and the growth opportunities that are available within the broader software engineering market. There is no provisional goodwill amount that is expected to be deductible for tax purposes.
Revenue and Profit of Five from the Five Acquisition Date to 30 June 2021:

£’000
Revenue	4,827
Profit	171
Management’s estimate of Revenue and Profit of Five for the reporting period ended 30 June 2021 (had the acquisition occurred at the beginning of the reporting period):

£’000
Revenue	13,419
Profit	1,910
Acquisition related costs:

£’000
Legal and professional fees	716
The acquisition related costs are expensed as incurred.

Acquisition of Levvel LLC
On 31 March 2021, the Group entered into a membership interest purchase agreement (the “Levvel Purchase Agreement”) pursuant to which the Group acquired all of the issued and outstanding equity of Levvel LLC

(“Levvel”). Levvel has a strong focus in the Payments and Financial Services, Logistics/Mobility and TMT verticals. Levvel delivers from the United States and Mexico and has 172 operational employees.
As per IFRS 3, the acquisition date was considered to be 1 April 2021 (the “Levvel Acquisition Date”) as the transaction closed at end of day on 31 March 2021 and the consideration transfer date was 1 April 2021.
The acquisition accounting of Levvel was considered provisional as at 30 June 2021, pending final conclusion on the fair value of total consideration transferred, fair value of net assets acquired and resulting goodwill.
The consideration includes elements of cash and deferred and contingent consideration. The following table summarises the acquisition date fair values for each major class of consideration transferred:

£’000
Initial cash consideration	39,364
Cash in Escrow	2,219
Fair value of deferred consideration	1,744
Fair value of contingent consideration	2,902
Total consideration transferred	46,229
Under the Levvel Purchase Agreement the Group paid the former equity holders of Levvel a cash purchase price of £39.4 million and placed £2.2 million in an Escrow account for the settlement of a U.S. Paycheck Protection Program (“PPP”) loan. In addition, the Company also recognised a fair value of £1.7 million of deferred consideration attributed to a holdback amount payable within 18 months of the acquisition date and a fair value of £2.9 million of consideration contingent upon the fulfillment of certain earn-out conditions related to revenue and EBITDA of Levvel during the earn-out period. Management estimated 100% payout of the contingent consideration in determining its fair value. Any subsequent revaluations to contingent consideration as a result of changes in such estimations are recognised in the consolidated income statement.
Under the Levvel Purchase Agreement, there are other amounts that are payable in future periods based on the continued service of certain employees of Levvel. £8.3 million worth of restricted share units under the 2018 Equity Incentive Plan were granted on completion of the acquisition, which vest over either a 4-year or 3-year period and are all subject to continued employment. A portion of the overall restricted share units is also subject to achievement of specific revenue and EBITDA goals over the earn-out period. As all restricted share units are based on continued service provided to the post-combination entity, they have been excluded from consideration and will instead be accounted for as ongoing remuneration under IFRS 2.
The Company's provisional allocation of the total purchase consideration amongst the net assets acquired is as follows:

£’000
Intangible assets - Client relationships	14,710
Intangible assets	157
Property, plant and equipment	798
Right of use asset	1,948
Trade and other receivables	5,928
Cash and cash equivalents	5,707
Trade and other payables	(5,093)
Lease liabilities	(2,983)
Fair value of net assets acquired	21,172
Other than intangible assets, the fair value approximates the carrying value of the net assets acquired.
As the purchase price allocation was not finalised, management estimated the fair value of the client relationships by analysing the proportion of client relationship fair value in the enterprise value for comparable previously acquired companies.. As Levvel’s business is similar to that of previously acquired entities, management benchmarked Levvel against such previously acquired entities for the determination of the fair value of the client relationships, and the average proportion in enterprise value was applied in estimating the fair value of the client relationships as part of the provisional acquisition accounting.
Goodwill
Goodwill arising from the acquisition has been recognised as follows:

£’000
Consideration transferred	46,229
Fair value of net assets acquired	(21,172)
Goodwill	25,057
The provisional goodwill arising from the acquisition represents the knowledge and experience of the workforce, who are instrumental to securing future revenue growth and in the development of know-how, the revenue and cost synergies that are achievable and the growth opportunities that are available within the broader software engineering market. The entire value of the provisional goodwill amount is expected to be deductible for tax purposes.
Revenue and Profit of Levvel from the Levvel Acquisition Date to 30 June 2021:

£’000
Revenue	11,639
Profit	1,192
Management’s estimate of Revenue and Profit of Levvel for the reporting period ended 30 June 2021 (had the acquisition occurred at the beginning of the reporting period):

£’000
Revenue	39,467
Profit	4,715
Acquisition related costs:

£’000
Legal and professional fees	1,074
The acquisition related costs are expensed as incurred.

Acquisition of Exozet GmbH
On 17 December 2019 (the “Exozet Acquisition Date”), the Group entered into a share purchase agreement (“the Exozet Purchase Agreement”) pursuant to which the Group acquired all of the issued and outstanding equity of

Exozet GmbH (“Exozet”). Exozet has a team of 156 employees based in Germany and Austria with end-to-end expertise from consulting to design, implementation and technical innovation.
The acquisition accounting of Exozet GmbH acquisition was considered provisional as at 30 June 2020, pending final conclusion on the opening working capital adjustment. This was concluded in the measurement period and the adjustments from provisional to final acquisition accounting are presented below.
The consideration includes elements of cash, contingent and deferred compensation and equity consideration. The following table summarises the acquisition date fair values of each major class of consideration transferred:

	Provisional	Adjustments	Final
	£’000	£’000	£’000
Initial cash consideration	15,976	143	16,119
Fair value of deferred consideration	1,677	—	1,677
Fair value of equity consideration	847	—	847
Fair value of credit loss utilisation refund consideration	215	(33)	182
Total consideration transferred	18,715	110	18,825
Under the Exozet Purchase Agreement, the Group paid the former equity holders of Exozet a cash purchase price of £16.1 million. In addition, the Group recognised a fair value of £1.7 million of deferred consideration attributed to a holdback amount, payable within 12 months of the acquisition date. The Company issued 24,392 Class A ordinary shares in the form of ADSs to the sellers as part of the purchase price, with a fair value of £0.8 million. The credit loss refund consideration of £0.2 million represents amounts due to the former equity holders of Exozet if brought forward tax losses are successfully utilised. The adjustments from provisional to final acquisition accounting relate to the update in initial cash consideration paid as the working capital adjustment was concluded and the fair value of credit loss utlisation refund consideration adjusted to actual paid amount.
Under the Exozet Purchase Agreement, there are other amounts that are payable in future periods based on the continued service of certain employees of Exozet. £2.9 million worth of restricted share units under the 2018 Equity Incentive Plan were granted to the Sellers on completion of the acquisition, which vest over a 4-year period and are all subject to continued employment. A portion of the overall restricted share units is also subject to achievement of specific revenue and EBITDA goals over the earn-out period. As all restricted share units are based on continued service provided to the post-combination entity, they have been excluded from consideration and will instead be accounted for as ongoing remuneration under IFRS 2.
During fiscal year 2021, the refund consideration was settled in full and £1.5 million was settled from the deferred consideration payable. The remaining deferred consideration payable is due to be settled in fiscal year 2022.
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
There were no measurement period adjustments on the fair value of the net assets acquired.
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
The technology related asset relates to internal hours for development of specific intellectual property. Such internal projects are approved by Management only if future benefits are specified and likely. Management concluded that the net book value at acquisition date represents a reasonable estimate of its fair value. The fair value of the assembled workforce acquired is included in the amount initially recorded as goodwill.
Deferred tax
The deferred tax liability at acquisition on the client relationship was £2.0 million based on a book base of £7.0 million and a tax base of £nil at the date of acquisition.
Goodwill
Goodwill arising from the acquisition has been recognised as follows:

	Provisional	Adjustments	Final
	£’000	£’000	£’000
Consideration transferred	18,715	110	18,825
Fair value of identifiable net assets	(6,822)	—	(6,822)
Goodwill	11,893	110	12,003
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
Revenue and Loss of Exozet from the Exozet Acquisition Date to 30 June 2020:

£’000
Revenue	8,054
Loss	100
Management’s estimate of Revenue and Profit of Exozet for the reporting period ended 30 June 2020 (had the acquisition occurred at the beginning of the reporting period):

£’000
Revenue	15,623
Profit	501
Acquisition Related Costs

£’000
Legal and professional fees	620
The acquisition related costs are expensed as incurred.

Acquisition of Intuitus Limited
On 1 November 2019 (the “Intuitus Acquisition Date”), the Group entered into a share purchase agreement (the “Intuitus Purchase Agreement”) pursuant to which the Group acquired all of the issued and outstanding equity of Intuitus Limited (“Intuitus”), obtaining control. Intuitus is a leading independent provider of technology and digital due diligence, and other technology advisory services to Private Equity clients. In connection with its acquisition of

Intuitus, the Group acquired over 100 active clients, most of which are Private Equity firms based in the United Kingdom and Continental Europe, as well as in the United States and Middle East.
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
During fiscal year 2021, the deferred consideration in amount of £2.0 million was settled in full.
Under the Intuitus Purchase Agreement, there are other amounts that are payable in future periods based on the continued service of certain employees of Intuitus £2.5 million worth of restricted share units under the 2018 Equity Incentive Plan were granted to the Sellers on completion of the acquisition, which vest over a 4-year period and are all subject to continued employment. A portion of the overall restricted share units is also subject to achievement of specific revenue and profit margin goals over the earn-out period. As all restricted share units are based on continued service provided to the post-combination entity, they have been excluded from consideration and will instead be accounted for as ongoing remuneration under IFRS 2.
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
The MEEM was applied to determine the fair value of the client relationship intangible asset. The fair value determined under this approach is a function of the following: (1) future revenues expected to be generated by these assets and the profitability of these assets; (2) identification of the contribution of other tangible and intangible assets to the cash flows of these assets to apply an appropriate capital charge against the cash flows; and (3) determination of the appropriate risk-adjusted discount rate to calculate the present value of the stream of anticipated cash flows. An estimate was made by the Group regarding the amount of future revenues that could be attributed to Intuitus’ clients that existed as of the acquisition date. This revenue projection was based on recurring revenue from existing customers prior to any customer attrition. As the estimate of fair value for the customer related asset is based on MEEM, consideration was given to contributions to earnings from “contributory assets” other than customer relationships, in order to isolate the cash flows attributable to the customer related asset inclusive of other assets. The after-tax residual cash flows attributable to existing customers were adjusted for attrition and discounted to a present value.
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
The goodwill arising from the acquisition represents the assembled workforce and expected synergies from combining Intuitus operations into the Group’s existing operations. The acquisition enhanced the Company’s capability and accelerated its market penetration within the private equity sector. There is no goodwill amount that is expected to be deductible for tax purposes.
Revenue and Loss of Intuitus from Intuitus Acquisition Date to 30 June 2020

£’000
Revenue	3,368
Loss	267
Management’s estimate of Revenue and Loss of Intuitus for the reporting period ended 30 June 2020 (had the acquisition occurred at the beginning of the reporting period)

£’000
Revenue	5,222
Loss	465
Acquisition Related Costs

£’000
Legal and professional fees	208
Stamp duty	70
Total	278
The acquisition related costs are expensed as incurred.

16.Intangible Assets

2021	Client relationship £’000	Software and licences £’000	Non-Compete Agreement £’000	Trade name £’000	Supplier relationships £’000	Software own work-concluded projects £’000	Other intangible assets in progress £’000	Total £’000
Cost
At 1 July 2020	£45,489	£7,288	£144	£272	£120	£1,089	£122	£54,524
Additions	—	634	—	—	—	—	92	726
On acquisition of subsidiary / business	41,071	54	—	—	—	—	157	41,282
Reclassification	—	—	—	—	—	138	(138)	—
Disposals	—	(19)	—	—	—	—	—	(19)
Effect of foreign exchange translations	(4,425)	(48)	(16)	—	—	(68)	(4)	(4,561)
At 30 June 2021	£82,135	£7,909	£128	£272	£120	£1,159	£229	£91,952

Amortisation
At 1 July 2020	£13,800	£1,556	£144	£36	£16	£221	£—	£15,773
Charge for the year	6,656	744	—	54	24	434	—	7,912
Disposals	—	(2)	—	—	—	—	—	(2)
Effect of foreign exchange translations	(1,205)	(35)	(16)	—	—	(25)	—	(1,281)
At 30 June 2021	£19,251	£2,263	£128	£90	£40	£630	£—	£22,402
Net book value
At 30 June 2021	£62,884	£5,646	£—	£182	£80	£529	£229	£69,550

2020	Client relationship £’000	Software and licences £’000	Non-Compete Agreement £’000	Trade name £’000	Supplier relationships £’000	Software own work-concluded projects £’000	Software own work-projects in progress £’000	Total £’000
Cost
At 1 July 2019	£34,440	£4,885	£139	£—	£—	£—	£—	£39,464
Additions	—	2,427	—	—	—	—	88	2,515
On acquisition of subsidiary / business	9,502	9	—	272	120	818	212	10,933
Reclassification	—	—	—	—	—	187	(187)	—
Disposals	—	(37)	—	—	—	—	—	(37)
Effect of foreign exchange translations	1,547	4	5	—	—	84	9	1,649
At 30 June 2020	£45,489	£7,288	£144	£272	£120	£1,089	£122	£54,524

Amortisation
At 1 July 2019	£9,414	£1,001	£139	£—	£—	£—	£—	£10,554
Charge for the year	4,019	572	—	36	16	194	—	4,837
Disposals	—	(23)	—	—	—	—	—	(23)
Effect of foreign exchange translations	367	6	5	—	—	27	—	405
At 30 June 2020	£13,800	£1,556	£144	£36	£16	£221	£—	£15,773
Net book value
At 30 June 2020	£31,689	£5,732	£—	£236	£104	£868	£122	£38,751

17.Property, Plant and Equipment

2021	Computers & Equipment £’000	Fixtures & Fittings £’000	Vehicles £’000	Fixed Assets in Progress £’000	Total £’000
Cost
At 1 July 2020	£17,498	£13,182	£9	£323	£31,012
Additions	3,611	1,279	—	497	5,387
On acquisition of subsidiary / business	618	951	—	—	1,569
Inflation adjustment	24	—	—	—	24
Disposals	(991)	(646)	(2)	—	(1,639)
Disposals costs from subsidiary disposal	—	—	—	—	—
Transfers	—	323	—	(323)	—
Effect of foreign exchange translations	(1,392)	(1,243)	(1)	—	(2,636)
At 30 June 2021	£19,368	£13,846	£6	£497	£33,717

Depreciation
At 1 July 2020	£11,901	£6,355	£9	£—	£18,265
Charge for the year	3,153	1,933	—	—	5,086
Disposals	(901)	(596)	(2)	—	(1,499)
Disposals depreciation from subsidiary disposal	—	—	—	—	—
Effect of foreign exchange translations	(870)	(588)	(1)	—	(1,459)
At 30 June 2020	£13,283	£7,104	£6	£—	£20,393
Net book value
At 30 June 2021	£6,085	£6,742	£—	£497	£13,324

2020	Computers & Equipment £’000	Fixtures & Fittings £’000	Vehicles £’000	Fixed Assets in Progress £’000	Total £’000
Cost
At 1 July 2019	£14,679	£10,158	£9	£1,157	£26,003
Additions	4,203	2,803	—	359	7,365
On acquisition of subsidiary / business	143	67	—	—	210
Inflation adjustment	16	—	—	—	16
Disposals	(1,230)	(709)	—	—	(1,939)
Disposals costs from subsidiary disposal	(74)	(269)	—	—	(343)
Transfers	—	1,193	—	(1,193)	—
Effect of foreign exchange translations	(239)	(61)	—	—	(300)
At 30 June 2020	£17,498	£13,182	£9	£323	£31,012

Depreciation
At 1 July 2019	£10,387	£5,028	£9	£—	£15,424
Charge for the year	2,800	2,016	—	—	4,816
Disposals	(1,174)	(614)	—	—	(1,788)
Disposals depreciation from subsidiary disposal	(15)	(15)	—	—	(30)
Effect of foreign exchange translations	(97)	(60)	—	—	(157)
At 30 June 2020	£11,901	£6,355	£9	£—	£18,265
Net book value
At 30 June 2020	£5,597	£6,827	£—	£323	£12,747
18.Significant Shareholdings and Related Party Transactions
Significant shareholdings
At 30 June 2021, the Group held 100% of the share capital of the following entities:

Subsidiary	Country of Incorporation	Class of Shares Held	Percentage of Shares Held	Principal Activity
Endava Argentina SRL	Argentina	Ordinary	100%	Provision of IT Services
Endava Australia Pty Ltd	Australia	Ordinary	100%	Provision of IT Services
Comtrade GmbH	Austria	Ordinary	100%	Provision of IT Services
Endava Austria GmbH	Austria	Ordinary	100%	Provision of IT Services
Endava D.O.O. Banja Luka	Bosnia and Herzegovina	Ordinary	100%	Provision of IT Services
Endava D.O.O. Sarajevo	Bosnia and Herzegovina	Ordinary	100%	Provision of IT Services
Endava EOOD	Bulgaria	Ordinary	100%	Provision of IT services
Endava Colombia S.A.S.	Colombia	Ordinary	100%	Provision of IT Services
Endava S.A.S.	Colombia	Ordinary	100%	Provision of IT Services
Pet Minuta d.o.o	Croatia	Ordinary	100%	Provision of IT Services
Endava ApS	Denmark	Ordinary	100%	Provision of IT Services
Endava Berlin GmbH	Germany	Ordinary	100%	Provision of IT Services
Endava GmbH	Germany	Ordinary	100%	Provision of IT services
Endava Munchen GmbH	Germany	Ordinary	100%	Provision of IT Services
Endava (Ireland) Limited	Ireland	Ordinary	100%	Provision of IT services
Endava Digital Services Limited	Ireland	Ordinary	100%	Provision of IT Services
Lvvl Mexico S. de R.L. de C.V.	Mexico	Ordinary	100%	Provision of IT Services
ICS Endava SRL	Moldova	Ordinary	100%	Provision of IT services
Endava B.V.	The Netherlands	Ordinary	100%	Provision of IT services
Endava Holding B.V.	The Netherlands	Ordinary	100%	Holding Company
Endava DOOEL Skopje	North Macedonia	Ordinary	100%	Provision of IT services
Endava Romania SRL	Romania	Ordinary	100%	Provision of IT services
Endava d.o.o. Beograd	Serbia	Ordinary	100%	Provision of IT Services
Endava Digital Services d.o.o	Serbia	Ordinary	100%	Provision of IT Services
Endava Singapore Pte. Ltd	Singapore	Ordinary	100%	Provision of IT Services
Endava Digitalne Resitve d.o.o	Slovenia	Ordinary	100%	Provision of IT Services
Endava Swizerland GmbH	Switzerland	Ordinary	100%	Provision of IT Services
Endava (Managed Services) Limited	United Kingdom	Ordinary	100%	Provision of IT services
Endava (UK) Limited	United Kingdom	Ordinary	100%	Provision of IT services
Endava Limited Guernsey Employee Benefit Trust	United Kingdom	Ordinary	100%	Employee Benefit Trust
Intuitus Limited	United Kingdom	Ordinary	99%	Provision of IT services
Endava Holdings Inc	United States	Ordinary	100%	Holding Company
Endava Inc.	United States	Ordinary	100%	Provision of IT services
Endava LLC	United States	Ordinary	100%	Provision of IT Services
Endava Nearshore Ventures LLC	United States	Ordinary	100%	Provision of IT Services
Endava USA West	United States	Ordinary	100%	Provision of IT Services
Five Minutes Studio, Inc	United States	Ordinary	100%	Provision of IT Services
Levvel Digital LLC	United States	Ordinary	100%	Provision of IT Services
Levvel LLC	United States	Ordinary	100%	Provision of IT Services
Endava Uruguay SRL	Uruguay	Ordinary	100%	Provision of IT Services
Endava Vnz S.C.A.	Venezuela	Ordinary	100%	Provision of IT Services

Dormant Entities

Subsidiary	Country of Incorporation	Class of Shares Held	Percentage of Shares Held
Endava (Romania) Limited	United Kingdom	Ordinary	100%
Green Mango Software Services Ltd	United Kingdom	Ordinary	100%
Testing4Finance Ltd	United Kingdom	Ordinary	100%
Alpheus Limited	United Kingdom	Ordinary	100%
Related Party Transactions
At 30 June 2021, the executive officers and directors owned 11,985,752 ordinary shares, nominal value £0.02 per share (2020: 13,168,074 ordinary shares, nominal value £0.02 per share) and held awards over a further 345,682 ordinary shares, nominal value of £0.02 (2020: 403,114 ordinary shares, nominal value £0.02).
Since April 2020, one of our directors, Sulina Connal, has been employed by Google as Director of Product Partnerships for News, Web and Publishing for EMEA. In the ordinary course of its business, from time to time Endava enters into agreements for cloud service or other solutions provided by Google in connection with services provided by Endava to its clients. All transactions with Google were entered into on an arms-length basis. For the year ended June 30, 2021, the aggregate cost incurred by Endava to Google for such services was £0.4 million (June 30, 2020: £0.2 million).
We have entered into a customer relationship with PaperRound HND Service Ltd., a company in which Mike Kinton, who served as a member of our board of directors until December 2020, holds a controlling interest and serves as a director. All transactions with PaperRound were entered into on an arms-length basis and in the ordinary course of business. We generated £0.2 million in revenue from PaperRound in the fiscal year ended June 30, 2021.
Other than the transactions with executive officers and directors disclosed above, no other related party transactions have been identified.
Ultimate Parent
Endava plc is the ultimate parent entity of the Group and it is considered that there is no ultimate controlling party.
19.Trade and Other Receivables

	2021 £’000	2020 £’000
Trade receivables	£88,086	£60,474
Prepayments	6,150	6,779
Accrued income	15,790	8,694
Research and development tax credit	3,400	3,688
Other receivables	4,877	2,979
Total trade and other receivables	£118,303	£82,614
Trade receivables are non-interest-bearing and are generally on 30 to 90 day terms depending on the geographical territory in which sales are generated. The carrying value of trade and other receivables also represents their fair value.
Trade receivables are disclosed net of expected credit loss allowance for doubtful debts, as shown below. Due to the global financial uncertainty arising from the COVID-19 pandemic, management has considered the elevated credit risk on trade receivables. Credit loss rates have been established for trade receivables and accrued income linked to industry sectors that we consider are most heavily affected by the COVID-19 pandemic. In addition, certain balances (where there was an objective evidence of credit impairment linked to the ageing of the debtor balance and an analysis of the debtors’ current financial position) have been provided for on an individual basis.

This has resulted in no additional charge for expected credit loss provisions on trade receivables and accrued income recognised in the Consolidated statement of comprehensive income.
Trade receivables and accrued income represent client contract assets. Other than the expected credit loss allowance discussed above, and business-as-usual movements there were no significant changes in contract assets during the year. From the £15.8 million accrued income in balance as of 30 June 2021, £2.4 million comes from acquired companies during the reporting period (£0.6 million as of 30 June 2020).
The following table presents the trade receivables and accrued income ageing intervals and the allocation of the expected credit loss allowance as of 30 June 2021 and 30 June 2020:

	2021 £’000		2020 £’000
	Trade receivables and accrued income - gross	Expected credit loss allowance	Trade receivables and accrued income - gross	Expected credit loss allowance
Current	84,088	(1,212)	61,521	(248)
1 - 30 days overdue	6,106	(15)	3,900	(666)
31 - 60 days overdue	5,330	(225)	2,034	(743)
61 - 90 days overdue	2,919	(105)	1,915	(792)
Over 90 days overdue	8,971	(1,980)	3,382	(1,135)
Total	107,414	(3,537)	72,752	(3,584)

The gross and net amounts of trade receivables and accrued income were as follows:

	2021 £’000	2020 £’000
Trade receivables - gross	£91,589	£64,058
Expected credit loss allowance	(3,503)	(3,584)
Trade receivables - net	£88,086	£60,474

	2021 £’000	2020 £’000
Accrued income - gross	£15,824	£8,694
Expected credit loss allowance	(34)	—
Accrued income - net	£15,790	£8,694
Movements in the expected credit loss allowance were as follows:

	2021 £’000	2020 £’000
As at 1 July	£3,584	£437
Provided in the year	5,866	4,274
Released in the year	(5,851)	(1,077)
Utilised in the year	(11)	(28)
Effect of foreign exchange translations	(51)	(22)
As at 30 June	£3,537	£3,584

20.Trade and Other Payables

	2021 £’000	2020 £’000
Trade payables	£6,998	£2,159
Other taxation and social security	10,104	8,293
Other liabilities	3,703	2,810
Accruals	53,938	42,134
Deferred income	3,891	3,203
Total trade and other payables	£78,634	£58,599
Deferred income represents client contract liabilities at year end where cash was received from clients but Endava is yet to perform the work. £2.8 million of the deferred income recognised at 1 July 2020 was recognised as revenue during the year (2020: £2.1 million). Other than business-as-usual movements there were no significant changes in deferred income balance during the year. From the £3.9 million deferred income in balance as of 30 June 2021, £0.3 million comes from acquired companies during the reporting period (£nil as of 30 June 2020).

21.Financial Assets and Liabilities
Categories of financial assets and financial liabilities
Financial assets
The Group has the following financial assets, all of which are classified and measured at amortised cost:

	2021 £’000	2020 £’000
Financial assets at amortised cost
Trade and other receivables (note 19)	£118,303	£82,614
Finance lease receivable (note 23)	744	1,223
Total financial assets*	£119,047	£83,837
    *Financial assets, other than cash and cash equivalents

The accounting policies provide a description of the initial recognition and measurement, and also the subsequent measurement of financial assets.

Financial liabilities
The Group has the following financial liabilities:

	2021 £’000	2020 £’000
Lease liabilities
Current lease liabilities (note 23)	£13,543	£11,132
Non-current lease liabilities (note 23)	50,142	42,233
	63,685	53,365
Other financial liabilities at amortised cost
Trade and other payables (note 20)	78,634	58,599
Other liabilities	205	136
	78,839	58,735
Financial liabilities at fair value through profit or loss
Contingent consideration (note 15)	5,718	1,409
Deferred consideration (note 15)	9,994	3,907
	15,712	5,316
Total financial liabilities	£158,236	£117,416
The accounting policies provide a description of the initial recognition and measurement, and also the subsequent measurement of financial liabilities.
Where financial assets and financial liabilities are measured at fair value, their measurement should be classified into the following hierarchy:
•Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities.
•Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
•Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).
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
Expected future cash flows (30 June 2018 - total maximum of £12.1 million, minimum of £nil over 3 years) Fair value of ordinary shares (30 June 2018 - $12.79) Discount rate (30 June 2018 - 3%)
The estimated fair value would increase (decrease) if:

the expected cash flows were higher (lower); or

the fair value of ordinary shares was higher (lower); or

the risk-adjusted discount rate were lower (higher)

22.Borrowings
Terms and conditions of outstanding borrowings as of 30 June 2021 and 2020 are as follows:

Type	Nominal Interest p.a.	Year of Maturity	2021 £’000	2020 £’000
Revolving Credit Facility	LIBOR/ EURIBOR + variable margin (0.80% - 1.50%)	2023	£—	£—
The Group has an unsecured, multicurrency bank revolving credit facility with a carrying amount of £nil at 30 June 2021 (2020: £nil). Commitment fees are charged on the undrawn balance of the facility. The available borrowing capacity under the Group’s revolving credit facility is £200 million less utilised ancillary facilities (HSBC bank guarantees : £18.4 million at 30 June 2021 and £8.7 million at 30 June 2020).
The facility contains interest cover and net leverage financial covenants. The covenants are tested on a bi-annual basis based on trailing twelve months results. At 30 June 2021 and 30 June 2020, the Group complied with these financial covenants.
Guarantees
The Group has provided the following guarantees at 30 June 2021:
Parent Company Guarantees
A parent company guarantee was provided as part of the acquisition of Exozet Berlin GmbH which guarantees Endava GmbH’s obligations and liabilities under the share purchase agreement.
A parent company guarantee was provided as part of the acquisition of Comtrade CDS, digitalne storitve, d.o.o. and Comtrade Digital Services d.o.o. which guarantees Endava (UK) Limited's payment obligations under the share purchase agreement and the payment obligations of Endava (UK) Limited and Comtrade CDS, digitalne storitve, d.o.o. under the transitional services agreement.
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

Bank Guarantees
Endava Romania SRL provided a bank guarantee of €9,000,000 in favour of Romanian Ministry of Finance under the contract for granting state aid.
Endava (UK) Ltd provided a holdback guarantee of €6,000,000 in favour of Comtrade Group B.V. as part of the acquisition of CDS.
Endava Berlin GmbH provided a performance guarantee of €5,929,906 in favour of DB Fernverkehr AG in relation to a contract with Deutsche Bahn to provide their Video On Demand experience for passengers.
Additionally, various other subsidiaries provided bank guarantees in relation to their leases of office space together with a small number of tender and performance guarantees.

No claims are expected to arise from above guarantees.
23.Leases
The Group’s lease portfolio consists of property leases of offices, delivery centres and vehicles. The Group adopted IFRS 16 ‘Leases’ at 1 July 2019 and applied the modified retrospective approach. For details of accounting policies refer to note 3.
Disclosure required by IFRS 16
As a lessee:
Right-of-use assets
Set out below are the carrying amounts of the Group’s right-of-use assets and the movements during year ended 30 June 2021:

	Leasehold Buildings £’000	Vehicles £’000	Total £’000
As at 1 July 2020	£51,134	£—	£51,134
Additions	27,503	243	27,746
Disposals	(1,751)	(6)	(1,757)
Derecognition as a result of subleases	(122)	—	(122)
Modifications (1)	(2,553)	—	(2,553)
Depreciation charge	(10,390)	(59)	(10,449)
Impairment charge	(1,697)	—	(1,697)
Effect of foreign exchange translations	(5,105)	(4)	(5,109)
As at 30 June 2021	£57,019	£174	£57,193
(1) Lease liabilities are remeasured when a change to future contractual cash flows is identified. Remeasurements were made in the year based upon changes in indexation and changes resulting from additional space rented. The carrying value of the corresponding right-of-use asset is also remeasured to reflect this change.

Set out below are the carrying amounts of the Group’s right-of-use assets and the movements during year ended 30 June 2020:

Leasehold Buildings £’000
As at 1 July 2019	£—
Adjustment on initial application of IFRS 16 (see note 2)	40,222
Additions	20,827
Disposals	(220)
Derecognition as a result of subleases	(1,336)
Modifications(1)	335
Depreciation charge	(9,072)
Effect of foreign exchange revaluation and translations	378
As at 30 June 2020	£51,134
(1) Lease liabilities are remeasured when a change to future contractual cash flows is identified. Remeasurements were made in the year based upon changes in indexation and changes resulting from additional space rented. The carrying value of the corresponding right-of-use asset is also remeasured to reflect this change.
Lease liabilities
Set out below are the carrying amounts of the Group’s lease liabilities and the movements during the year ended 30 June 2021:

	Leasehold Buildings £’000	Vehicles £’000	Total £’000
As at 1 July 2020	£53,365	£—	£53,365
Additions	28,408	243	28,651
Disposals	(1,841)	(6)	(1,847)
Modifications(1)	(2,500)	—	(2,500)
Interest	1,176	2	1,178
Payments	(11,768)	(60)	(11,828)
Effect of foreign exchange revaluation and translations	(3,330)	(4)	(3,334)
As at 30 June 2021	£63,510	£175	£63,685
(1) Lease liabilities are remeasured when a change to future contractual cash flows is identified. Remeasurements were made in the year based upon changes in indexation and changes resulting from additional space rented.

Set out below are the carrying amounts of the Group’s lease liabilities and the movements during the year ended 30 June 2020:

	Leasehold Buildings £’000	Office equipment £’000	Total £’000
As at 1 July 2019	£—	£21	£21
Adjustment on initial application of IFRS 16 (see note 2)	40,173	—	40,173
Additions	20,818	—	20,818
Disposals	(242)	—	(242)
Modifications(1)	353	—	353
Interest	1,066	—	1,066
Payments	(9,882)	(21)	(9,903)
Effect of foreign exchange revaluation and translations	1,079	—	1,079
As at 30 June 2020	£53,365	£—	£53,365
(1) Lease liabilities are remeasured when a change to future contractual cash flows is identified. Remeasurements were made in the year based upon changes in indexation and changes resulting from additional space rented.
The potential impact of lease covenants is considered to be immaterial.
The maturities of the Group’s lease liabilities for the year ending 30 June 2021 are as follows:

	Leasehold Buildings £’000	Vehicles £’000	Total £’000
Less than 1 year	13,446	97	13,543
1 to 5 years	35,869	78	35,947
More than 5 years	18,653	—	18,653
Total undiscounted lease liabilities	67,968	175	68,143

Lease liabilities included in the balance sheet	63,510	175	63,685
Analysed as :
Current	13,446	97	13,543
Non-current	50,064	78	50,142
The maturities of the Group’s lease liabilities for the year ending 30 June 2020 are as follows:

Leasehold Buildings £’000
Less than 1 year	11,132
1 to 5 years	30,643
More than 5 years	16,168
Total undiscounted lease liabilities	57,943

Lease liabilities included in the balance sheet	53,365
Analysed as :
Current	11,132
Non-current	42,233

Income Statement Impact
The following items have been recognised in the Consolidated statement of comprehensive income for the current and prior year:

	Leasehold Buildings £’000	Vehicles £’000	Total £’000
Depreciation on right-of-use assets	£10,390	£59	£10,449
Impairment of right-of-use assets	1,697	—	1,697
Interest expense on lease liabilities	1,176	2	1,178
Expense related to short-term leases	530	85	615
Gain on disposal of leases	(56)	—	(56)
Fair value movement of financial assets	(17)	—	(17)
Total	£13,720	£146	£13,866

Leasehold Buildings £’000
Depreciation on right-of-use assets	£9,072
Interest expense on lease liabilities	1,066
Expense related to short-term leases	437
Gain on sublease recognition	(472)
Gain on disposal of leases	(23)
Fair value movement of financial assets	(30)
Total	£10,050
The total Group cash outflow for leases as a lessee in the year was £11.83 million (2020: £9.90 million).

Contractual Obligations and Commitments
The following table summarises our commitments to settle contractual obligations as of June 30, 2021 and the effect such obligations are expected to have our liquidity and cash flows:

	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years	Total
	(in thousands)
Lease liabilities	£13,543	£20,005	£15,942	£18,653	£68,143
Short-term leases	525	—	—	—	525
Leases contracted, but not yet commenced	161	1,771	1,924	4,746	8,602
Total	£14,229	£21,776	£17,866	£23,399	£77,270
As of 30 June 2021, the Group has property leases that expire at various dates through October 2031.

As a lessor:
During 2020 and 2021, the Group entered into an arrangement to sub-lease a building that had been presented as part of a right-of-use asset. This has been classified as a finance sub-lease.
As a result of the above, the Group recognised a gain of £nil (2020: £0.47 million ) on derecognition of the right-of-use asset pertaining to the building, which has been presented within Finance Income.
During 2021, the Group recognised interest income on lease receivables of £0.02 million (2020: £0.03 million).
The total Group cash inflow for leases as a lessor in the year was £0.57 million (2020: £0.67 million)
During the year the investment in finance lease receivable decreased by £0.55 million due to payments received, net off by interest income (2020: £0.64 million).
The following table sets out the maturity analysis of lease payments receivable for sub-leases classified as finance leases showing the undiscounted lease payments to be received after the reporting date and the net investment in the finance lease receivable.

	Finance leases 2021 £’000	Finance leases 2020 £’000
Less than 1 year	563	584
1 to 2 years	172	534
2 to 3 years	—	78
3 to 4 years	—	—
4 to 5 years	—	—
More than 5 years	—	—
Total undiscounted lease payments receivable	735	1,196
Unearned finance income	9	27
Net investment in finance lease receivable	744	1,223

24.Share Capital

Authorised share capital:	2021 £’000	2020 £’000
60,000,000 ordinary shares of £0.02 each	1,200	1,200

Allotted, called up and fully paid:	2021 No.	£’000	2020 No.	£’000
Class A ordinary shares	37,841,734	756	28,823,893	577
Class B ordinary shares	17,876,722	358	20,455,733	409
Class C ordinary shares	—	—	5,648,543	113
Ordinary shares of £0.02 each	55,718,456	1,114	54,928,169	1,099
The Company issued 790,287 new shares for the year ended 30 June 2021 (30 June 2020: 502,842) in relation to exercise of options and equity consideration related to acquisitions.
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

25.Distributions Made
During the year ended 30 June 2021, the Company did not declare and pay any cash dividends (2020: nil; 2019: nil).
26.Share-Based Payments
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
The Trigger event - the listing on the New York Stock Exchange - happened on 27 July 2018. At 30 June 2021, the EBT held 74,610 shares (30 June 2020: 551,723), out of which 34,075 (30 June 2020: 167,611) are allocated to employee JSOPs. For the year ended 30 June 2021, 133,536 awards under the JSOP were exercised (2020: 67,937) settled by shares of the EBT, no JSOPs were cancelled (2020: 480,000) and 343,577 options under LTIP were exercised (2020: 306,802) and settled by shares of the EBT.
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
During the fiscal year ended 30 June 2021, the Company granted RSUs and PSUs only. RSUs and PSUs are contractual promises to deliver our Class A ordinary shares in the future, which may also remain forfeitable unless and until specified conditions are met. The plan administrator may provide that the delivery of the shares underlying RSUs will be deferred on a mandatory basis or at the election of the participant. The terms and conditions applicable to restricted shares, RSUs and PSUs will be determined by the plan administrator, subject to the conditions and limitations contained in the EIP.
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
Movements during the year
The number and the weighted-average exercise prices of the share options under the above arrangements were as follows:

	CSOP	JSOP	LTIP	EIP	SAYE	Bonus Payments	Other
Options outstanding at 1 July 2020	20,845	167,611	781,022	1,104,267	759,207	117,116	—
Options granted during the year	—	—	—	726,094	423,272	—	—
Options exercised during the year	15,000	133,536	568,196	359,815	1,550	117,110	—
Options forfeited during the year	—	—	9,500	63,669	60,976	6	—
Options outstanding at 30 June 2021	5,845	34,075	203,326	1,406,877	1,119,953	—	—

Options outstanding at 1 July 2019	31,505	715,548	1,128,699	784,844	560,169	243,235	—
Options granted during the year	—	—	—	710,673	267,834	—	—
Options exercised during the year	10,660	67,937	309,952	236,046	4,421	123,426	—
Options forfeited during the year	—	480,000	37,725	155,204	64,375	2,693	—
Options outstanding at 30 June 2020	20,845	167,611	781,022	1,104,267	759,207	117,116	—

Options outstanding at 1 July 2018	125,545	3,440,465	1,277,700	—	—	360,345	10,000
Options granted during the year	—	—	—	875,044	594,028	—	—
Options exercised during the year	94,040	2,724,917	72,601	46,000	—	117,110	10,000
Options forfeited during the year	—	—	76,400	44,200	33,859	—	—
Options outstanding at 30 June 2019	31,505	715,548	1,128,699	784,844	560,169	243,235	—

Weighted average exercise price 30 June 2021 - £	0.90	—	—	—	25.59	—	—
Weighted average exercise price 30 June 2020 - £	0.43	—	—	—	22.12	—	—
Weighted average exercise price 30 June 2019 - £	0.59	—	—	—	19.59	—	—
Weighted average contractual life 2021 - years	3	15	4	3	1	0	0
Weighted average contractual life 2020 - years	5	17	5	3	2	1	0
Weighted average contractual life 2019 - years	5	17	6	3	2	2	0
Options granted in the period have been valued using a Black Scholes option pricing model using the following inputs:

	2021	2020	2019
Exercise price	£0.00 - £36.24	£0.00 - £25.84	£0.00 - £19.59
Risk free rate	0.19% - 1.00%	1.0% - 1.6%	1.0% - 2.9%
Expected volatility	30.0% - 35.0%	30.0% - 36.0%	30.0% - 36.0%
Expected dividends	—	—	—
Fair value of option	£16.21 - £64.35	£12.96 - £43.10	£4.52 - £29.54
For the year ended 30 June 2021, the Group recognised £24,427,000 (2020: £15,663,000; 2019: £12,022,000) of share-based payment charge in respect of the above share option schemes.
27. Movements in Equity
Share capital, share premium and merger relief reserve
New ordinary shares were issued as part of the equity consideration for Five acquisition. The Company issued 72,193 Class A ordinary shares represented by ADSs to former equity holders of Five, which resulted in an increase in share capital and merger relief reserve of £1,000 and £4,476,000, respectively.
New ordinary shares were also issued for the exercise of options which resulted in an increase in share capital of £14,000 and share premium of £26,000.

Investment in own shares
133,536 JSOPs and 343,577 LTIPs were exercised and settled by shares owned by the EBT. This resulted in a decrease in investment in own shares of £1,186,000.
28. Cash Flow Adjustments and Changes in Working Capital

Adjustments	2021 £’000	2020 £’000	2019 £’000
Depreciation, amortisation and impairment of non-financial assets	£25,144	£18,725	£7,900
Foreign exchange (gain) / loss	6,742	(2,162)	(2,224)
Interest income	(84)	(499)	(476)
Fair value movement of financial liabilities	302	49	5,954
Interest expense	2,081	1,893	343
Gain on disposal of non-current assets	(36)	(11)	(23)
Share-based compensation expense	24,427	15,663	12,022
Hyperinflation effect gain	189	(26)	(9)
Research and development tax credit	(2,642)	(1,600)	(1,278)
Gain on sale of subsidiary	—	(2,215)	—
Gain on sublease recognition	—	(472)	—
Gain on right of use assets disposals	(56)	(23)	—
Fair value movement of financial assets	(17)	(30)	—
Grant income	(503)	(670)	(819)
Total adjustments	£55,547	£28,622	£21,390

Net changes in working capital	2021 £’000	2020 £’000	2019 £’000
Increase in trade and other receivables	£(19,083)	£(14,120)	£(16,343)
Increase in trade and other payables	(2,277)	6,361	4,827
Net changes in working capital	£(21,360)	£(7,759)	£(11,516)
Non-Cash Changes Arising from Financing Activities

Borrowings	Beginning of the year £’000	Proceeds from borrowings £’000	Repayment of borrowings £’000	Non-cash foreign exchange £’000	Non-cash Other £’000	End of the year £’000
2019	19,764	3,500	(23,547)	304	—	21
2020	21	—	(21)	—	—	—
2021	—	—	—	—	—	—

Grant received	Beginning of the year £’000	Cash received £’000	Grant income £'000	Non-cash foreign exchange £'000	Non-cash Other £'000	End of the year £'000
2019	(816)	1,786	(819)	(24)	—	127
2020	127	888	(670)	(14)	—	331
2021	331	228	(503)	3	106	165
The grant payable in 2019, 2020 and 2021 were presented in trade and other payables.
The movement in lease liabilities for fiscal years 2021 and 2020 are disclosed in Note 23.

29.Capital Commitments
Amounts contracted but not provided for in the financial statements amounted to £nil in the year ended 30 June 2021 (2020: £nil).
30.Contingent Liabilities
The Group had no contingent liabilities at 30 June 2021 or 30 June 2020.
31.Financial Instrument Risk
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
Foreign currency denominated financial assets and liabilities which expose the Group to currency risk are disclosed below. The amounts shown are translated into GBP at the closing rate:

June 30, 2021	GBP £‘000	EUR £‘000	USD £‘000	RON £‘000	Others £‘000	TOTAL £‘000
Financial assets	101,136	26,177	38,375	5,093	17,406	188,187
Financial liabilities	(41,448)	(9,641)	(15,666)	(53,533)	(37,948)	(158,236)
Total	59,688	16,536	22,709	(48,440)	(20,542)	29,951

June 30, 2020	GBP £‘000	EUR £‘000	USD £‘000	RON £‘000	Others £‘000	TOTAL £‘000
Financial assets	133,613	14,802	21,060	5,324	9,142	183,941
Financial liabilities	(30,012)	(7,703)	(5,885)	(37,733)	(36,083)	(117,306)
Total	103,601	7,099	15,175	(32,409)	(26,941)	66,635
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
During the year ended 30 June 2021 the Sterling/RON volatility ranged from the RON strengthening against Sterling by 5% to weakening by 5%.

	GBP/RON	Profit impact £’000	Equity impact £’000
June 30, 2021	5%	(820)	(510)
June 30, 2021	(5)%	766	476
During the year ended 30 June 2020, the Sterling/RON volatility ranged from the RON strengthening against Sterling by 6% to weakening by 7%.

	GBP/RON	Profit impact £’000	Equity impact £’000
June 30, 2020	6%	(587)	(522)
June 30, 2020	(7)%	722	641
Interest Rate Sensitivity
At 30 June 2021, the Group is not exposed to changes in market interest rates through bank borrowings on its revolving credit facility at variable interest rates, as the facility is not drawn.
Credit Risk Analysis
Credit risk is the risk that a counterparty fails to discharge an obligation to the Group. The Group is exposed to this risk for various financial instruments, including trade receivables. The Group’s maximum exposure to credit risk is limited to the carrying amount of financial assets recognised at 30 June, as summarised below:

	2021 £’00	2020 £’000
Cash and cash equivalents	£69,884	£101,327
Trade and other receivables	118,303	82,614
Total	£188,187	£183,941
The Group monitors defaults of clients and other counterparties, identified either individually, or by group, and incorporates this information into its credit risk controls. Where available at reasonable cost, external credit ratings and/or reports on clients and other counterparties are obtained and used.
Management considers that all financial assets that are not impaired or past due at the end of the applicable reporting period are of good credit quality. Some of the unimpaired trade receivables are generally past due as of the end of the applicable reporting period. Information on trade receivables past due but not impaired are as follows:

	2021 £’00	2020 £’000
Not more than 3 months	£10,671	£2,347
More than 3 months but not more than 6 months	4,883	1,329
More than 6 months but not more than 1 year	—	—
More than 1 year	—	—
Total	£15,554	£3,676
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
As at 30 June 2021, the Group’s non-derivative financial liabilities had contractual maturities (including interest payments where applicable) as summarised below:

	Current 0 - 6 months £’000	Current 6 - 12 months £’000	Non-Current 1 - 5 years £’000	Non-Current +5 years £’000
Lease liabilities	£7,173	£6,324	£35,947	£14,241
Trade and other payables	78,634	—	—	—
Deferred consideration	624	—	9,370	—
Contingent consideration	—	5,718	—	—
Other liabilities	—	—	205	—
Total	£86,431	£12,042	£45,522	£14,241
There were no forward foreign currency options in place at 30 June 2021.
As at 30 June 2020, the Group’s non-derivative financial liabilities had contractual maturities (including interest payments where applicable) as summarised below:

	Current 0 - 6 months £’000	Current 6 - 12 months £’000	Non-Current 1 - 5 years £’000	Non-Current +5 years £’000
Lease liabilities	£5,652	£5,480	£30,643	£11,590
Trade and other payables	58,599	—	—	—
Deferred consideration	1,970	1,937	—	—
Contingent consideration	—	1,409	—	—
Other liabilities	—	—	136	—
Total	£66,221	£8,826	£30,779	£11,590

32.Capital Management Policies and Procedures
The Group’s capital management objectives are:
•to ensure the Group's ability to continue as a going concern; and
•to provide an adequate return to shareholders by pricing products and services commensurately with the level of risk.
The Group monitors capital on the basis of the carrying amount of equity plus loan, less cash and cash equivalents as presented on the consolidated balance sheet. The Group manages its capital structure and makes adjustments in the light of changes in economic conditions and the risk characteristics of the underlying assets.

	2021 £’000	2020 £’000
Equity	£300,669	£236,327
Loans and borrowings	—	—
Less: Cash and cash equivalents	(69,884)	(101,327)
Total Capital	£230,785	£135,000

33.Subsequent Events
There were no significant subsequent events from the end of the fiscal year until the date of signing of this report that would require and adjustment to or disclosure in the financial statements.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Endava plc

/s/ John Cotterell
By:	John Cotterell
Title:	Chief Executive Officer
(Principal Executive Officer)

Date: September 28, 2021