Form 20-F
period 2022-06-30
Endava plc
filed 2022-10-31
CIK 1656081

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________________________________________
Form 20-F
______________________________________________________
(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES ACT OF 1934
For the fiscal year ended June 30, 2022
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
Ordinary shares, nominal value £0.02 per ordinary share: 56,763,870, as of June 30, 2022. As of June 30, 2022, 40,666,258 Class A ordinary shares and 16,097,612 Class B ordinary shares were outstanding.

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

CERTAIN DEFINED TERMS AND PRESENTATION OF FINANCIAL INFORMATION
Unless otherwise indicated or the context otherwise requires, all references in this Annual Report on Form 20-F to the terms “Endava,” “Endava Limited,” “Endava plc,” the “Group,” the “Company,” “we,” “us,” and “our” refer to (i) Endava Limited and our wholly-owned subsidiaries for all periods prior to the re-registration of Endava Limited as a public limited company and (ii) Endava plc and our wholly-owned subsidiaries for all periods after the re-registration of Endava Limited as a public limited company. On July 6, 2018, we re-registered Endava Limited as a public limited company and our name was changed from Endava Limited to Endava plc.
Our fiscal year ends on June 30. Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.
Our financial information is presented in British Pounds. For the convenience of the reader, in this Annual Report on Form 20-F, unless otherwise indicated, translations from British Pounds into U.S. dollars were made at the rate of £1.00 to $1.2128, which was the rate in effect on June 30, 2022. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of British Pounds at the dates indicated. All references in this Annual Report on Form 20-F to “$” mean U.S. dollars and all references to “£” and “GBP” mean British Pounds.
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
•our future financial performance, including trends in revenue, cost of sales, gross profit, selling, general and administrative expenses, finance income and expense and taxes;
•the impact of political instability, natural disaster, events of terrorism and wars, including the recent armed conflict between Ukraine and Russia; and
•other risks and uncertainties, including those listed in the section of this Annual Report titled “Item 3.D—Risk Factors.”

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
NOTE REGARDING THIS ANNUAL REPORT ON FORM 20-F
The delay in completion of this Annual Report on Form 20-F was due to additional audit work being performed by our auditors, KPMG LLP, to address the substantial role participation of KPMG Audit SRL, a KPMG member firm in Romania, in KPMG LLP’s audit of our financial statements included in our annual report for the fiscal year ended June 30, 2020. KPMG LLP has addressed those issues by performing additional procedures, none of which resulted in any amendments to the previously issued financial statements.

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
•Our results of operations may be negatively impacted by the armed conflict between Russia and Ukraine.
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
•If our information technology systems or data, or those of third parties upon which we rely, are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to disruption of our operations or ability to provide our services; regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse consequences.
•We are subject to stringent and evolving laws, regulations, rules, self-regulatory standards, policies, contractual obligations, and other obligations regarding privacy and data security matters, including in the European Union and the United Kingdom, where we have material operations. Our actual or perceived failure to comply with such obligations could expose us to regulatory investigations or actions, litigation, fines and penalties or other financial liabilities, disruption of our business operations, reputational harm, loss of revenue or profit, loss of customers or sales and/or adversely affect our ability to conduct our business.
•We may not receive sufficient intellectual property rights from our employees and contractors to comply with our obligations to our clients and we may not be able to prevent unauthorized use of our intellectual property.
•We use third-party software, hardware and software-as-a-service, or SaaS, technologies from third parties that may be difficult to replace or that may cause errors or defects in, or failures of, the services or solutions we provide, which could result in material adverse consequences.
•We incorporate third-party open source software into our client deliverables and our failure to comply with the terms of the underlying open source software licenses could adversely impact our clients and create potential liability.
•Changes in laws, regulations, rules or other obligations related to the internet or changes in the internet infrastructure itself may diminish the demand for our services, and could have a negative impact on our business.
•We have significant fixed costs related to lease facilities and may incur additional expense as we adapt our facilities in response to our transition to a hybrid working model.
•Our ability to expand our business and procure new contracts or enter into beneficial business arrangements could be affected to the extent we enter into agreements with clients containing non-competition clauses.
•Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and the price of our ADSs.
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

•Changes and uncertainties in the tax system in the countries in which we have operations could materially adversely affect our financial condition and results of operations.
•Emerging markets are subject to greater risks than more developed markets, and financial turmoil in any emerging market could disrupt our business.
•If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired, and the trading price of our ADSs may be negatively impacted.
•The price of our ADSs may be volatile or may decline regardless of our operating performance.
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
Beginning in late 2019 and continuing into this year, COVID-19 has adversely affected economic activity across virtually all sectors and industries on a local, national and global scale. While global vaccination efforts are underway and certain jurisdictions, including in the United Kingdom where our headquarters are located, have reopened businesses and governmental agencies, there remain limitations on the physical operations of businesses and uncertainties in global financial markets. Such global macroeconomic effects of the COVID-19 pandemic may reduce our ability to access capital and therefore could negatively affect our liquidity in the future. In addition, ongoing global economic uncertainty resulting from the spread of COVID-19 could materially affect our business, including the demand for our services, and the value of our ADSs. This financial uncertainty may also negatively impact pricing for our services or cause our clients to reduce or postpone their technology spending significantly, which may, in turn, lower the demand for our services and negatively affect our revenue, profitability and cash flows. The increased uncertainty and disruption to global markets may also negatively impact our growth opportunities whether organically or through acquisitions.
Furthermore, in light of the COVID-19 pandemic, remote or flexible working options have become more commonplace. While, in compliance with local regulations, we have re-opened most of our offices, we have enabled all of our employees to work remotely and have reduced travel worldwide for our employees. We also have limited company-sponsored events and non-essential in-person work-related meetings. These measures could negatively impact our marketing efforts, challenge our ability to enter into customer contracts in a timely manner, slow down our recruiting efforts or create operational or other challenges, including decreased productivity, lower employee morale and higher attrition rates, any of which could harm our business. In addition, prolonged remote working could result in employee isolation and burnout, leading to operational disruption and unexpected, regrettable attrition. If a significant number of our employees are infected with SARS-CoV-2 and have COVID-19 and are unable to work due to COVID-19, then our ability to deliver for our clients and run our business could also be negatively affected.

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
Our results of operations may be negatively impacted by the armed conflict between Russia and Ukraine.
In late February 2022, Russian military forces launched a significant military action against Ukraine, which we refer to as the Russia-Ukraine conflict, and sustained conflict and disruption in the region is likely. The impact to Ukraine, as well as actions taken by other countries, including new and stricter sanctions by Canada, the United Kingdom, the European Union, the United States and other countries and organizations against officials, individuals, regions and industries in Russia, Ukraine and Belarus, and each country’s potential response to such sanctions, tensions, and military actions could damage or disrupt international commerce and the global economy, and could have a material adverse effect on our business and results of operations.
While our business and operations are currently not significantly impacted, it is not possible to predict the broader or longer-term consequences of the Russia-Ukraine conflict. For example, we have employees and clients based in Moldova, a neighboring country of Ukraine. If the armed conflict involving Russia and Ukraine were to spread to other countries such as Moldova, we may incur significant costs associated with assisting our employees with relocating to neighboring countries or providing other forms of aid. We may also lose clients or experience other disruptions of our business activities in the region.
Other consequences of the Russia-Ukraine conflict could include further sanctions, embargoes, regional instability, geopolitical shifts and adverse effects on macroeconomic conditions, security conditions, currency exchange rates and financial markets. Such geopolitical instability and uncertainty could have a negative impact on our ability to sell to, deliver to, collect payments from, and support clients in certain regions. This could be due to trade restrictions, embargoes and export control law restrictions, and logistics restrictions including closures of air space, which could increase the costs, risks and adverse impacts from supply chain and logistics challenges. There can be no assurance that the Russia-Ukraine conflict, including any resulting sanctions, export controls or other restrictive actions, will not have a material adverse impact on our future operations and results.
We may not be able to sustain our revenue growth rate in the future.
We have experienced rapid revenue growth in recent periods. Our revenue increased by 46.7% over the fiscal year ended June 30, 2021, to £654.8 million in the fiscal year ended June 30, 2022, and has increased by over 20% in each of the prior two years. We may not be able to sustain revenue growth consistent with our recent history or at all. You should not consider our revenue growth in recent periods as indicative of our future performance. As we grow our business, we expect our revenue growth rates to slow in future periods due to a number of factors, which may include slowing demand for our services, increasing competition, decreasing growth of our overall market, adverse global economic or geopolitical conditions, our inability to engage and retain a sufficient number of IT professionals or otherwise scale our business, increasing prevailing wages in the markets in which we operate or our failure, for any reason, to capitalize on growth opportunities.
We are dependent on our existing client base and our ability to retain such clients.
Historically, a significant percentage of our revenue has come from our existing client base. For example, during the fiscal year ended June 30, 2022, 91.1% of our revenue came from clients from whom we generated revenue during the prior fiscal years. Additionally, during the fiscal years ended June 30, 2022, 2021 and 2020 our 10 largest clients accounted for 33.8%, 34.9% and 38.1% of our revenue, respectively. However, the volume of work performed for a specific client is likely to vary from year to year, especially since we generally do not have long-term commitments from our clients and are often not our clients’ exclusive technology services provider. A major client in one year may not provide the same level of revenue for us in any subsequent year. Further, one or more of our significant clients could get acquired and there can be no assurance that the acquirer would choose to use our services in respect of such client to the same degree as previously, if at all. In particular, some of our clients are owned by private equity firms and are therefore inherently more likely to be sold at some point in the future.
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
Additionally, if our existing client base, notably our largest clients, are adversely impacted by the ongoing COVID-19 pandemic, the Russia-Ukraine conflict or other adverse global economic or geopolitical conditions, then we may experience a decrease in demand, delays in payment or postponement of projects, which could have a material adverse effect on our business, results of operations and financial condition.
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
•a decision by that client to move work in-house or to one or several of our competitors; and

•uncertainty and disruption to the global markets including due to public health pandemics, such as the ongoing COVID-19 pandemic, or geopolitical instability, such as the Russia-Ukraine conflict.
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
In order to sustain our growth, we must attract and retain a large number of highly-skilled and talented IT professionals. During the fiscal year ended June 30, 2022, we increased our headcount by 2,970 employees, or 33.4%. Our business is people driven and, accordingly, our success depends upon our ability to attract, develop, motivate, retain and effectively utilize highly-skilled IT professionals in our delivery locations, which are principally located in five European Union countries (Bulgaria, Croatia, Poland, Romania and Slovenia), four other Central European countries (Bosnia & Herzegovina, Moldova, North Macedonia and Serbia) and four countries in Latin America (Argentina, Colombia, Mexico and Uruguay). We believe that there is significant competition for technology professionals in the geographic regions in which our delivery centers are located and that such competition will continue for the foreseeable future. Increased hiring by technology companies and increasing worldwide competition for skilled technology professionals has led to a shortage in the availability of suitable personnel in the locations where we operate and hire. In addition, the increased uncertainty and disruption resulting from the COVID-19 pandemic and the Russia-Ukraine conflict may negatively impact our ability to recruit, hire and train the IT professionals we require to operate our business. For example, the COVID-19 pandemic introduced new dynamics into the households of many of our employees, including struggling with work-life balance and feelings of stress and social isolation, which could result in lower employee morale and productivity and higher levels of attrition. As remote or flexible work options become more commonplace in light of the pandemic, potential candidates may choose to move to lower cost of living areas, which could negatively impact our ability to recruit appropriately skilled personnel for onsite positions. Moreover, we have observed increased wage expectations due to inflation and adverse global economic conditions. Such wage expectations could create challenges for our recruiting efforts in light of profitability considerations and margin requirements. Our ability to properly staff projects, maintain and renew existing engagements and win new business depends, in large part, on our ability to recruit, train and retain IT professionals. Failure to hire, train and retain IT professionals in sufficient numbers could have a material adverse effect on our business, results of operations and financial condition.
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
Historically, we have focused on developing industry expertise and deep client relationships in a limited number of industry verticals. As a result, a substantial portion of our revenue has been generated by clients operating in the banking, capital markets, insurance and payments, or Payments and Financial Services, vertical and the technology, media and telecommunications, or TMT, vertical. Payments and Financial Services and TMT constituted 50.7% and 25.0%, 50.7% and 27.1%, and 52.8% and 25.7% of our revenue, respectively, for the fiscal years ended June 30, 2022, 2021 and 2020, respectively. Our business growth largely depends on continued demand for our services from clients in Payments and Financial Services and TMT, and any slowdown or reversal of the trend to spend on technology services in these verticals could result in a decrease in the demand for our services and materially adversely affect our revenue, financial condition and results of operations.
We have also begun expanding our business into other verticals, such as consumer products, healthcare, logistics and retail. However, we have less experience in these verticals and there can be no assurance that we will be successful in penetrating these verticals. There may be competitors in these verticals that may be entrenched and difficult to dislodge. As a result of these and other factors, including increased spending controls by companies due to global economic conditions, our efforts to expand our client base may be expensive and may not succeed, and we therefore may be unable to grow our revenue. If we fail to further penetrate our existing industry verticals or expand our client base in new verticals, we may be unable to grow our revenue and our operating results may be harmed. Other developments, including impacts from the ongoing COVID-19 pandemic, the Russia-Ukraine conflict and deteriorating global economic conditions, in the industries in which we operate may also lead to a decline in the demand for our services, and we may not be able to successfully anticipate and prepare for any such changes. For example, consolidation or acquisitions, particularly involving our clients, may adversely affect our business. Our clients and potential clients may experience rapid changes in their prospects, substantial price competition and pressure on their profitability. This, in turn, may result in increasing pressure on us from clients and potential clients to lower our prices, which could adversely affect our revenue, results of operations and financial condition.
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
•our ability to forecast demand for our services (and which may be impacted due to the effects of the ongoing COVID-19 pandemic and other global economic conditions) and thereby maintain an appropriate number of employees in each of our delivery locations;
•our ability to deploy employees with appropriate skills and seniority to projects;
•our ability to manage the attrition of our employees; and
•our need to devote time and resources to training, professional development and other activities that cannot be billed to our clients.
Our revenue could also suffer if we misjudge demand patterns, including as a result of uncertainties related to the ongoing COVID-19 pandemic, the Russia-Ukraine conflict and any other global economic and geopolitical conditions and do not recruit sufficient employees to satisfy demand. Employee shortages could prevent us from completing our contractual commitments in a timely manner and cause us to lose contracts or clients. Further, to the extent that we lack sufficient employees with lower levels of seniority and daily or hourly rates, we may be required to deploy more senior employees with higher rates on projects without the ability to pass such higher rates along to our clients, which could adversely affect our profit margin and profitability.
Recent acquisitions and potential future acquisitions could prove difficult to integrate, disrupt our business, dilute shareholder value and strain our resources.
During the last five years, we have completed eight acquisitions, including Lexicon Digital Pty Ltd and Lexicon Consolidated Holdings Pty Ltd, or, together, Lexicon, in October 2022, Business Agility Consulting Ltd., or BAC, in February 2022 and Pet Minuta d.o.o., or Five, and Levvel LLC, or Levvel, each in March 2021. In the future, we may acquire additional businesses that we believe could complement or expand our business. Realizing the benefits of acquisitions depends in part on the successful integration of operations and personnel. Integrating the operations of acquired businesses successfully or otherwise realizing any of the anticipated benefits of acquisitions, including anticipated cost savings and additional revenue opportunities, is complex and time-consuming and involves a number of potential challenges, including the effective and timely alignment of the acquired entity’s processes and systems with Endava’s processes and systems, notably Endava’s Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, controls. In addition, travel and physical distancing restrictions due to the ongoing COVID-19 pandemic and related precautionary and safety measures could extend timelines and delay integration activities and operating synergies. The failure to meet these integration challenges could seriously harm our financial condition and results of operations. Past acquisitions and any acquisitions we may complete in the future will give rise to certain risks and we may encounter unexpected difficulties or incur unexpected costs, including:

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
We may pursue acquisition opportunities to grow our business. We can offer no assurance that any such acquired businesses will prove to be successful and accretive to shareholder value. Among other negative effects, our pursuit of such business opportunities could reduce operating margins and require more working capital, subject us to additional laws and regulations and materially adversely affect our business, financial condition, cash flows or results of operations.
We are focused on growing our client base in North America and Europe and may not be successful.
We are focused on geographic expansion, particularly in North America and Europe. In fiscal years 2022, 2021 and 2020, 34.8%, 31.4% and 28.5% of our revenue, respectively, came from clients in North America and 21.1%, 24.2% and 24.5% of our revenue, respectively, came from clients in Europe. From fiscal year 2021 to fiscal year 2022, our revenue from clients in North America and Europe increased by 62.8% and 27.8%, respectively, and from fiscal year 2020 to fiscal year 2021, our revenue from clients in North America and Europe increased by 40.0% and 25.7%, respectively. We have made significant investments to expand in North America, including our acquisitions of Velocity Partners LLC, or Velocity Partners, in December 2017 and Five and Levvel in March 2021, which increased our sales presence in North America and added nearshore delivery capacity in Latin America. We have also made meaningful investments to expand in Europe, including our acquisitions of Intuitus Limited, or Intuitus, in November 2019, Exozet Berlin, or Exozet, in December 2019, Comtrade Digital Services, or CDS, in August 2020 and Five in March 2021, which expanded our sales presence in Europe and expanded the services we can provide to clients. However, our ability to add new clients will depend on a number of factors, including the market perception of our services, our ability to successfully add nearshore delivery center capacity and pricing, competition, overall economic conditions, including factors such as market correction, economic downturn, recession or fears of recession, inflation, increased unemployment and negative impacts to the global supply chain. For example, the market correction, inflation or other negative global economic conditions resulting from the ongoing COVID-19 pandemic and the Russia-Ukraine conflict may slow down our revenue growth in North America and Europe and could materially negatively affect our expansion of business in the regions. If we are unable to retain existing clients and attract new clients in North America and Europe, we may be unable to grow our revenue and our business, financial condition and results of operations could be adversely affected.
We may be unable to effectively manage our rapid growth or achieve anticipated growth, which could place significant strain on our management personnel, systems and resources.
We have experienced rapid growth and significantly expanded our business over the past several years, both organically and through acquisitions. We intend to continue to grow our business in the foreseeable future and to pursue existing and potential market opportunities. We have also increased the size and complexity of the projects that we undertake for our clients and hope to continue being engaged for larger and more complex projects in the future. As we add new delivery sites, acquire new companies, introduce new services or enter into new markets, we may face new market, technological and operational risks and challenges with which we are unfamiliar, and we may not be able to mitigate these risks and challenges to successfully grow those acquisitions, services or markets. In addition, the continued uncertainty and disruption resulting from the ongoing COVID-19 pandemic may negatively impact our growth opportunities as clients may reduce or postpone their technology spending and finding and consummating suitable acquisition opportunities becomes more challenging. We may not be able to achieve our anticipated growth or successfully execute large and complex projects, which could materially adversely affect our revenue, results of operations, business and prospects.
Our future growth depends on us successfully recruiting, hiring and training IT professionals, expanding our delivery capabilities, adding effective sales staff and management personnel, adding service offerings, maintaining existing clients and winning new business. We often recruit skilled professionals by having them visit our offices. Consequently, the ongoing travel restrictions or disruptions resulting from the COVID-19 pandemic that prevent us from meeting with professional prospects may adversely impact our ability to recruit the IT professionals necessary to grow our business. In addition, we have observed increased wage expectations on a global scale due to inflation and adverse global economic conditions. Such wage expectations could create challenges for our recruiting efforts in light of profitability considerations and margin expectations. We may also need to increase the levels of employee compensation more rapidly than in the past to remain competitive, and we may not be able to pass on these increased costs to our clients. Further, effective management of these and other growth initiatives will require us to continue to improve our infrastructure, execution standards and ability to expand services. As our company grows, and we are required to add more employees and infrastructure to support our growth, we may find it increasingly difficult to maintain our corporate culture. If we fail to maintain a culture that fosters career development, innovation, creativity and teamwork, we could experience difficulty in hiring and retaining IT professionals. Failure to manage growth effectively could have a material adverse effect on the quality of the execution of our engagements, our ability to attract and retain IT professionals and our business, results of operations and financial condition.
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
Our primary competitors include next-generation IT service providers, such as Globant S.A. and EPAM Systems, digital agencies and consulting companies, such as Ideo, McKinsey & Company, The Omnicom Group, Sapient Corporation and WPP plc; global consulting and traditional IT services companies, such as Accenture PLC, Capgemini SE, Cognizant Technology Solutions Corporation and Tata Consultancy Services Limited; and in-house development departments of our clients. Many of our competitors have substantially greater financial, technical and marketing resources and greater name recognition than we do. As a result, they may be able to compete more aggressively on pricing or devote greater resources to the development and promotion of technology and IT services. Companies based in some emerging markets also present significant price competition due to their competitive cost structures and tax advantages.
In addition, there are relatively few barriers to entry into our markets and we have faced, and expect to continue to face, competition from new market entrants. Further, there is a risk that our clients may elect to increase their internal resources to satisfy their service needs as opposed to relying on a third-party service provider, such as us. The technology services industry may also undergo consolidation, which may result in increased competition in our target markets from larger firms that may have substantially greater financial, marketing or technical resources, may be able to respond more quickly to new technologies or processes and changes in client demands, and may be able to devote greater resources to the development, promotion and sale of their services than we can. Increased competition could also result in price reductions, reduced operating margins and loss of our market share. We cannot assure you that we will be able to compete successfully with existing or new competitors or that competitive pressures will not materially adversely affect our business, results of operations and financial condition.
If we do not continue to innovate and remain at the forefront of emerging technologies and related market trends, we may lose clients and not remain competitive.
Our success depends on delivering innovative solutions that leverage emerging technologies and emerging market trends to drive increased revenue, particularly in response to our hybrid working model and other effects of the ongoing COVID-19 pandemic, which require many businesses to increase their reliance on digital technologies. Technological advances and innovation are constant in the technology services industry. As a result, we must continue to invest significant resources to stay abreast of technology developments so that we may continue to deliver solutions that our clients will wish to purchase. If we are unable to anticipate technology developments, enhance our existing services or develop and introduce new services to keep pace with such changes and meet changing client needs, we may lose clients and our revenue and results of operations could suffer. Our results of operation would also suffer if our employees are not responsive to the needs of our clients, not able to help clients in driving innovation and not able to help our clients in effectively bringing innovative ideas to market. Our competitors may be able to offer engineering, design and innovation services that are, or that are perceived to be, substantially similar or better than those we offer. This may force us to reduce our daily rates and to expend significant resources in order to remain competitive, which we may be unable to do profitably or at all. Because many of our clients and potential clients regularly contract with other IT service providers, these competitive pressures may be more acute than in other industries.
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
Our operating results may fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Fluctuations in our operating results may be particularly pronounced in the current economic environment due to the economic slowdown, inflation and other financial uncertainties including those caused by, and the unprecedented nature of, the ongoing COVID-19 pandemic. You should not rely on our past results as an indication of our future performance.
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
•general economic conditions;
•the impact of public health pandemics, such as the ongoing COVID-19 pandemic; and
•the impact of unforeseen global and geopolitical events, such as the Russia-Ukraine conflict.
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
Our business depends on our ability to effectively bill and successfully obtain payment from our clients of the amounts they owe us for work performed. We evaluate the financial condition of our clients and usually bill and collect on relatively short cycles. We maintain provisions against receivables. Actual losses on client balances could differ from those that we currently anticipate and, as a result, we may need to adjust our provisions. We may not accurately assess the creditworthiness of our clients. Macroeconomic conditions, such as a potential credit crisis in the global financial system and other economic effects of the ongoing COVID-19 pandemic and Russia-Ukraine conflict, have resulted and could continue to result in financial difficulties for our clients, including limited access to the credit markets, insolvency or bankruptcy. Such conditions have caused some clients and could cause other clients to delay payment, request modifications of their payment terms, or default on their payment obligations to us, all of which could increase our receivables balance. Timely collection of fees for client services depends on our ability to complete our contractual commitments and subsequently effectively bill for and collect our contractual service fees. If we are unable to meet our contractual obligations or effectively prepare and provide invoices, we might experience delays in the collection of or be unable to collect our client balances, which would adversely affect our results of operations and could adversely affect our cash flows. In addition, if we experience an increase in the time required to bill and collect for our services or if our clients are delayed in making payments or stop payments altogether, our cash flows could be adversely affected, which in turn could adversely affect our ability to make necessary investments and, therefore, could affect our results of operations.
We may be subject to liability claims for actual or perceived breaches of our contracts, which may not contain limitations of liability, and our insurance may be inadequate to cover our losses.
We are subject to numerous obligations, including indemnity obligations, in our contracts with our clients and suppliers. Despite the procedures, systems and internal controls we have implemented to comply with our contracts, we may breach these commitments, whether through a weakness in these procedures, systems and internal controls, inability to prevent acts by third parties, such as cyber threat actors or negligence or the willful act of an employee or contractor. Additionally, a client may make a claim against us because they believe such a breach of contract occurred. Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our contractual obligations, including our privacy and security obligations. Additionally, our insurance policies, including, but not limited to, our professional indemnity (errors and omissions) and cyber and data security insurance policies, may be inadequate to insure us for the potentially significant losses that may result from claims arising from breaches of our contracts, security incidents, disruptions in our services, failures or disruptions to our infrastructure, catastrophic events and disasters or otherwise. In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all. Further, our insurance may not cover all claims made against us and defending a suit or claim, regardless of its merit, could be costly and divert management’s attention.
We are subject to stringent and evolving laws, regulations, rules, self-regulatory standards, policies, contractual obligations, and other obligations regarding privacy and data security matters, including in the European Union and the United Kingdom, where we have material operations. Our actual or perceived failure to comply with such obligations could expose us to regulatory investigations or actions, litigation, fines and penalties or other financial liabilities, disruption of our business operations, reputational harm, loss of revenue or profit, loss of customers or sales and/or adversely affect our ability to conduct our business.
In the ordinary course of business, we collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, process) personal data and other sensitive information, including proprietary and confidential business data, trade secrets, source code, intellectual property, sensitive third-party data, and customer data (including proprietary and confidential information of our customers and our customers’ customers, such as their confidential business data and intellectual property). Our data processing activities may subject us to numerous laws, rules, regulations, guidance, external and internal privacy and security policies, contractual requirements, industry standards, and other obligations related to privacy and data security, including in the UK and EU, where we have material operations, and other jurisdictions around the world.
European countries and the United Kingdom have imposed strict laws, regulations, directives and requirements for processing personal data, such as the European Union’s General Data Protection Regulation, or EU GDPR, and the United Kingdom’s General Data Protection Regulation, or UK GDPR, and the Privacy and Electronic Communications Directive 2002/58/EC, or ePrivacy Directive. For example, both the EU GDPR and/or the UK GDPR, together GDPR, require covered companies to offer individuals certain rights over their personal data (such as the right to be forgotten), impose additional data breach notification requirements, requires companies to appoint data protection officers in certain circumstances, and impose additional recordkeeping obligations, in addition to other, often onerous, requirements. Penalties under these laws (and others) can be severe. In particular, under the GDPR we may face temporary or definitive bans on data processing and other corrective actions that could materially adversely impact our operations and ability to do business; fines of up to 20 million Euros or 17.5 million pounds (under the EU GDPR and the UK GDPR, respectively) or 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal data brought by individual data subjects or groups of data subjects or consumer protection organizations authorized at law to represent their interests. Developments and changes in privacy and data security laws in the EU and UK, including to the EU GDPR, UK GDPR, ePrivacy Directive, and EU or UK data breach laws, may more materially affect our operations than developments or changes to such laws in other jurisdictions because the majority of our operations (including employees) are based in the EU and UK, we are headquartered in the UK, and we serve customers across Europe. Additionally, we may be subject to various privacy laws in the jurisdictions where we operate, including Australian privacy laws, such as the Privacy Act of 1988, as well as Canada’s Personal Information Protection and Electronic Documents Act, or PIPEDA, and various related provincial laws, as well as Canada’s Anti-Spam Legislation, or CASL. We also target customers and have operations in Asia, and may be subject to new and emerging data privacy regimes in the region, including Singapore’s Personal Data Protection Act.
The European Union, United Kingdom and other jurisdictions have enacted laws requiring data to be localized, heavily conditioning or limiting the transfer of personal data to other countries. We may be unable to transfer personal data from Europe and other jurisdictions to different countries due to data localization laws, regulations, requirements or limitations on cross-border data flows. Although there are various mechanisms that may be used in some cases to lawfully transfer personal data from the United Kingdom, Europe and other jurisdictions to the different countries, these mechanisms are subject to legal challenges and may not be available to us. A prohibition or material limitation on our ability to transfer personal data to other countries could materially adversely impact our business operations. In particular, the European Union has significantly restricted the transfer of personal data to the United States and other countries whose privacy laws it has determined are inadequate. Although there are currently various mechanisms that may be used to transfer personal data from Europe to such inadequate countries in compliance with law, such as the EU’s and UK’s standard contractual clauses and international data transfer agreement (respectively), these mechanisms are complex to implement effectively and subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to such countries, including the United States. Other jurisdictions may adopt similarly stringent data localization and cross-border data transfer laws, or such laws may be stringently interpreted by regulators. If there is no lawful manner for us to transfer personal data from the United Kingdom, Europe or other jurisdictions to different countries, or if the requirements for a legally-compliant transfer are too onerous, we could face materially adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties, and injunctions against our processing or transferring of personal data necessary to operate our business. Notably, some European regulators have prevented companies from transferring personal data out of Europe for allegedly violating GDPR and the EU’s cross-border data transfer limitations. Additionally, some of our customer contracts may require us to host personal data locally, and this further complicates our ability to transfer and process personal data in order to provide our services, operate and earn revenue.
In the United States, federal, state, and local governments have enacted numerous privacy and data security laws, including consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), data breach notification laws, and personal data privacy laws. For example, the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA imposes specific requirements relating to the privacy, security, and transmission of individually identifiable health information, including on entities such as ours which are business associates under HIPAA. Various states have also implemented laws regulating the use and disclosure of individually identifiable health information. Additionally, some of our U.S. healthcare industry customers may rely on our solutions to protect information as required by HIPAA and related regulations. As another example, California enacted the California Consumer Privacy Act, or CCPA, effective January 1, 2020, which requires covered companies to provide new disclosures to California consumers, provide deletion, access and non-discrimination rights to California residents, and provide such consumers new ways to opt-out of certain sales of personal information, and allows for a new private right of action for data breaches. Additionally, the California Privacy Rights Act of 2020, or CPRA, effective January 1, 2023, will expand the CCPA’s requirements and establish a new regulatory agency to implement and enforce the law. Other states, such as Virginia, Utah and Colorado, have also passed comprehensive privacy laws, and similar laws are being considered in several other states. These developments may further complicate compliance efforts, and may increase legal risk and compliance costs for us, the third parties upon whom we rely, and our customers. Additionally, privacy and data security laws have been proposed at the federal, state, and local levels in recent years, which could further complicate compliance efforts.
In addition to privacy and data security laws, we may be contractually subject to industry standards adopted by industry groups and may become subject to such obligations in the future. We may also be bound by contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful. For example, certain privacy laws, such as the GDPR and the CCPA, require our customers to impose specific contractual restrictions on their processors or service providers. We may publish privacy policies, marketing materials and other statements, such as compliance with certain certifications or self-regulatory principles, including to our customers and others regarding data privacy and security. If these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences.
Obligations related to privacy and data security are quickly changing, becoming increasingly stringent, and creating regulatory uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources. These obligations may necessitate changes to our services, information technologies, systems, and practices and to those of any third parties that process personal data on our behalf. We may at times fail (or be perceived to have failed) in our efforts to comply with our data privacy and security obligations. Moreover, despite our efforts, our personnel or third parties on whom we rely may fail to comply with such obligations, which could negatively impact our business operations.
Any failure or perceived failure by us or the third parties on which we rely to comply with applicable privacy or data security obligations could result in significant consequences, including governmental investigations and enforcement actions (e.g., fines, penalties, audits, inspections, and similar), litigation (including class-action claims) or other claims, additional reporting requirements and/or oversight, bans on processing personal data, orders to destroy or not use personal data, and fines and penalties. Any of these events could have a material adverse effect on our reputation, business or financial condition, including but not limited to: adverse publicity, loss of trust in us by our clients and partners, reputational harm, inability to process personal data or to operate in certain jurisdictions, expenditure of time and resources to defend any claim or inquiry, and interruptions or stoppages in our business operations.
If our information technology systems or data, or those of third parties upon which we rely, are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to disruption of our operations or ability to provide our services; regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse consequences.
In the ordinary course of business, we often have to collect, store and process (defined above) personal data and other sensitive information, including proprietary and confidential business data, trade secrets, source code, intellectual property, sensitive third-party data, and customer data (including proprietary and confidential information of our customers and our customers’ customers, including their confidential business data and intellectual property). We and the third parties upon which we rely face a variety of evolving threats, including but not limited to ransomware attacks, which could cause security incidents, disrupt our operations, result in the loss or exposure of sensitive information, regulatory actions, fines, penalties, reputational loss, a loss of customers and loss of revenue or profits.
Cyberattacks, malicious internet-based activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of our sensitive information and information technology systems, and those of the third parties upon which we rely. Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors. Some actors now engage and are expected to continue to engage in cyberattacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we and the third parties upon which we rely may be vulnerable to a heightened risk of these attacks, including retaliatory cyberattacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our goods and services. For example, we have employees and clients located in potentially unstable regions and regions experiencing (or expected to experience) geopolitical or other conflicts, including Moldova, a neighboring country of Ukraine (which was attacked by Russia in February 2022 through various means, including cyberattacks).
We and the third parties upon which we rely may be subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks (such as credential stuffing), personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications and internet infrastructure failures, and other similar threats. Like many companies, any significant failure of our equipment or systems, or any major disruption to basic infrastructure like power and telecommunications in the locations in which we operate, could impede our ability to provide our solutions and services to our customers. We may not be able to consistently maintain active voice and data communications between our various global operations and with our clients due to disruptions in telecommunication networks and power supply, or system failures. Any significant failure in our ability to communicate could result in a disruption in business, which could hinder our performance and our ability to complete projects on time. Such failure to perform on client contracts could have a material adverse effect on our revenue, business, results of operations and financial condition and the market price of our ADSs. Additionally, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in our operations, loss of sensitive data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.
Additionally, our workforce has transitioned from being based primarily in our offices or at client sites to a hybrid working model. We anticipate that a significant number of our employees will continue to work from home at least part time, as part of this hybrid working model. This model has increased risks to our information technology systems and data, as more of our employees utilize network connections, computers, and devices outside our premises or network, including working at home, while in transit and in public locations. Our operations could also be materially adversely affected by interruptions in internet service or power at employee residences. Additionally, the services we provide are often critical to our clients’ businesses and the level of criticality has increased in some cases as a result of our customer’s increased reliance on digital systems due to new hybrid ways of working. Future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies.
Additionally, we rely on third-party service providers and technologies, such as third-party hardware and software (including SaaS applications) to operate critical business systems, including but not limited to processing sensitive information. For example, we may use the following third-party service providers and technologies to process sensitive information: cloud-based infrastructure, data center facilities, encryption and authentication technology, employee email, technology to facilitate content delivery to customers, and others. We may also rely on third-party service providers and technologies to provide other products, services, or otherwise, apart from processing sensitive information, that are critical to the general operation of our business. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. If our third-party service providers experience a security incident or other interruption, we could experience adverse consequences. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties’ infrastructure in our supply chain or our third-party partners’ supply chains have not been compromised.
Any of the previously identified or similar threats could cause a security incident or other interruption that could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our or our customers’ or our customers’ customers sensitive information or information technology systems, or those of the third parties upon whom we rely. A security incident or other interruption could disrupt our ability (and that of third parties upon whom we rely) to provide our services. We may spend significant resources to endeavor to protect against, detect, and/or mitigate vulnerabilities or security incidents, and applicable laws or other obligations may require us to implement specific measures. We may also expend significant resources to modify our business activities to try to protect against security incidents. Certain data privacy and security obligations may require us to implement and maintain specific security measures to protect our information technology systems and sensitive information. Additionally, certain of our client contracts require us to comply with certain security obligations, such as maintaining network security and backup data, ensuring our network is virus-free, maintaining business continuity planning procedures, and verifying the integrity of employees that work with our clients by conducting background checks.
We have implemented security measures designed to protect against security incidents, but there can be no assurance that these measures will be effective. We have not always been able in the past and may be unable in the future to detect vulnerabilities in our information technology systems because such threats and techniques change frequently, are often sophisticated in nature, and may not be detected until after a security incident has occurred. For example, we have from time to time experienced minor security incidents, including for example an employee who inadvertently extracted data from a customer’s system (no personal data was extracted). None of these incidents, to our knowledge, have required regulatory disclosures or notifications. Promptly after each incident's discovery, we took remedial actions to assess and contain the security incident and to evaluate the likelihood and severity of risks to personal data. In each such instance, we determined that there was no material impact to our business or financial condition nor to individual’s personal data. While we believe we responded appropriately, there can be no assurance that we were successful in implementing these remedial and preventative measures or successfully mitigating the effects of any future security incident. Further, we may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities.
Applicable data privacy and security obligations may require us to notify relevant stakeholders, individuals, customers or our customers’ customers of security incidents. Such disclosures are costly, and the disclosure or the failure to comply with such requirements could lead to adverse consequences. Additionally, if we, a third party upon whom we rely, our customers or our customers’ customers experience a security incident or are perceived to have experienced a security incident, we may experience adverse consequences. These consequences may include: litigation exposure (including class action claims) and other claims for substantial damages against us; government enforcement actions (for example, investigations, regulatory fines, penalties, audits, inspections or intervention); additional reporting requirements and/or oversight; restrictions on processing sensitive information (including personal data); indemnification obligations; monetary fund diversions; interruptions in our operations (including availability of data); financial loss; loss of confidence in our security measures; reputational damage; negative publicity; reimbursement or other compensatory costs; additional compliance costs; and additional similar harms, and therefore could materially adversely affect our revenue, and results of operations, business and prospects, such as causing customers to stop using our services, deter new customers from using our services, and negatively impact our ability to grow and operate our business. If any person, including any of our personnel or former personnel or aforementioned threat actors, compromises our security or accidentally exposes our sensitive information, including our source code, or compromises the security, or accidentally exposes the sensitive information, including source code, of our customers’, our customers’ customers or other third party, or misappropriates such information, then we could be subject to significant liability from our customers, our customers’ customers or other third parties for breaching contractual provisions, including confidentiality, or applicable privacy and data security laws.
Additionally, the reliability of the systems that we develop and host for our customers is critical to our success. However, these systems could contain errors, defects, security vulnerabilities or software bugs that are difficult to detect and correct, particularly when such vulnerabilities are first introduced or when new versions of the systems are deployed. It may be costly and difficult to develop and deploy patches for vulnerabilities and delays in releasing patches or difficulties installing them may impact our customers’ or our customers’ customers ability to use systems and services, and result in security incidents. Additionally, some of our business depends upon our customer's appropriate and successful implementation of the systems that we develop and host for them. If our customers fail to implement or use these systems correctly, our customers may suffer a security incident or experience other adverse consequences. Additionally, any failure in a customer’s system, whether related to our solutions or services, could result in adverse consequences, including damage to our reputation or substantial damages against us. Even if such incidents are unrelated to our security practices, it could result in our incurring significant economic and operational costs in investigating, remediating, and implementing additional measures to further protect our customers, and could result in reputational harm, as well as other adverse consequences.
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
Compliance efforts can be expensive and burdensome, and, we could be subject to regulatory investigations and orders, significant fines and penalties, mitigation and breach notification expenses, private litigation and contractual damages, corrective action plans and related regulatory oversight and reputational harm.
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
Our success largely depends on our ability to use and develop our technology, tools, code, methodologies and services without infringing the intellectual property rights of third parties, including patents, copyrights, trade secrets and trademarks. We may be subject to litigation involving claims of patent infringement or violation of other intellectual property rights of third parties. Parties making infringement claims may be able to obtain an injunction to prevent us from delivering our services or using technology involving the allegedly infringing intellectual property. Intellectual property litigation is expensive and time-consuming and could divert management’s attention from our business. A successful infringement claim against us, whether with or without merit, could, among other things, require us to pay substantial damages, develop substitute non-infringing technology, or rebrand our name or enter into royalty or license agreements that may not be available on acceptable terms, if at all, and would require us to cease making, licensing or using products that have infringed a third party’s intellectual property rights. Protracted litigation could also result in existing or potential clients deferring or limiting their purchase or use of our services until resolution of such litigation, or could require us to indemnify our clients against infringement claims in certain instances. Any intellectual property claim or litigation, whether we ultimately win or lose, could damage our reputation and materially adversely affect our business, financial condition and results of operations.

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
We use third-party software, hardware and software-as-a-service, or SaaS, technologies from third parties that may be difficult to replace or that may cause errors or defects in, or failures of, the services or solutions we provide, which could result in material adverse consequences.
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
We use open source software extensively in the solutions that we build for our clients and our client deliverables often contain software licensed by third parties under so-called “open source” licenses, including the GNU General Public License, or GPL, the GNU Lesser General Public License, or LGPL, the BSD License, the Apache License and others. Any piece of third-party software, whether proprietary or open source, can contain security flaws which in some cases can result in security vulnerabilities in the applications utilizing them. Though we employ strategies to actively manage our software supply chain for open source software and attempt to minimize these risks, there is no guarantee that these steps will be effective or successful. Any vulnerability in an application that we build for a client could be exploited to subvert the security controls in the system and allow a data breach or other security problem. Such an occurrence could have a material adverse impact on our reputation, client relationship, financial condition or prospects.
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
Although we monitor our use of open source software in an effort both to comply with the terms of the applicable open source licenses and to avoid subjecting our client deliverables to conditions we do not intend, the terms of many open source licenses have not been interpreted by courts in relevant jurisdictions, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our clients’ ability to use the software that we develop for them and operate their businesses as they intend. The terms of certain open source licenses may require us or our clients to release the source code of the software we develop for our clients and to make such software available under the applicable open source licenses. In the event that all or part of client deliverables are determined to be subject to an open source license, we or our clients could be required to publicly release the affected portions of source code (potentially amounting to the entire source code) or re-engineer all, or a portion, of the applicable software. Disclosing our or our client’s proprietary source code could allow our clients’ competitors to create similar products with lower development effort and time and ultimately could result in a loss of sales for our clients. Any of these events could create liability for us to our clients and damage our reputation, which could have a material adverse effect on our revenue, business, results of operations and financial condition and the market price of our ADSs.
Changes in laws, regulations, rules or other obligations related to the internet or changes in the internet infrastructure itself may diminish the demand for our services, and could have a negative impact on our business.
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
In addition, the use of the internet as a business tool could be adversely affected due to delays in the development or adoption of new standards and protocols to handle increased demands of internet activity, security, reliability, cost, ease of use, accessibility, and quality of service. The performance of the internet and its acceptance as a business tool have been adversely affected by “ransomware,” “viruses,” “worms,” “malware,” “phishing attacks,” “data breaches” and other threats, and the internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure. If the use of the internet is adversely affected by these or any other issues, demand for our services and solutions could suffer.
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
Additionally, the ability of our employees to work at our clients’ facilities has been adversely affected by the COVID-19 pandemic. Due to government restrictions and our own precautions, our employees may be unable to work at our clients’ facilities, and their ability to do so could be limited due to ongoing safety precautions, including social distancing and travel restrictions. We may face delays in completing projects, decreased productivity or increased difficulties in delivering for our clients for so long as our employees are unable to work at our clients’ offices.
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
Our business is subject to the risks of geopolitical actions, including natural disasters, war and terrorism and public health pandemics.
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
In addition, our facilities are vulnerable to damage or interruption from human error, intentional bad acts, pandemics, earthquakes, hurricanes, floods, fires, international conflicts and war (including the Russia-Ukraine conflict), terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures and similar events. The occurrence of a natural disaster, power failure or an act of terrorism, vandalism or other misconduct could result in lengthy interruptions in provision of our services and failure to comply with our obligations to our clients. The occurrence of any of the foregoing events could damage our systems and hardware or could cause them to fail completely, and our insurance may not cover such events or may be insufficient to compensate us for the potentially significant losses, including the potential harm to the future growth of our business, that may result from interruptions in the provision of our services to clients as a result of system failures.
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
In October 2019, we entered into a new Multicurrency Revolving Facility Agreement, or the Facility Agreement, with HSBC Bank plc as agent, or the Agent, HSBC UK Bank plc, DNB (UK) Limited, Keybank National Association and Silicon Valley Bank as mandated lead arrangers, bookrunners and original lenders, or the Mandated Lead Arrangers and the Original Lenders. The Multicurrency Revolving Credit Facility is an unsecured revolving credit facility in the amount of £200 million with an initial period of three years, and it replaced the previous £50 million secured facility with HSBC UK Bank Plc. In 2020, the Facility Agreement was extended by one year, to mature in October 2023. In 2021, with respect to £170 million of the Multicurrency Revolving Credit Facility, the term of the arrangement was further extended through October 2024. The Facility Agreement also provides for an uncommitted accordion option for up to an aggregate of £75 million in additional borrowing. The Facility Agreement remains undrawn; however, we may draw down from the Facility in the future.
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
We believe that our current cash balances, cash flow from operations and credit facilities should be sufficient to meet our anticipated cash needs for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities, draw down on our revolving credit facility or obtain another credit facility. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including investors' perception of, and demand for, securities of IT services companies, conditions in the capital markets in which we may seek to raise funds, our future results of operations and financial condition, and general economic and political conditions, all of which may be heightened due to the ongoing COIVD-19 pandemic or the Russia-Ukraine conflict. Financing may not be available in amounts or on terms acceptable to us, or at all, and could limit our ability to grow our business and develop or enhance our service offerings to respond to market demand or competitive challenges.
We have significant fixed costs related to lease facilities and may incur additional expense as we adapt our facilities in response to our transition to a hybrid working model.
We have made and continue to make significant contractual commitments related to our leased facilities. The total lease related expense (net of any related gains and income) included in our financial statements for the 2022 fiscal year was £13.0 million, and we are contractually committed to £14.0 million in such lease expenses for the 2023 fiscal year. These expenses will have a significant impact on our fixed costs, and if we are unable to grow our business and revenue proportionately, our operating results may be negatively affected.

Additionally, as we move to a hybrid working model allowing for remote work, we may require less office space than we currently have under our leases. This could require us to renegotiate some of our leases to match a reduced need for office space, which may in turn lead to disputes with existing landlords. This process could be costly and time consuming, and we cannot guarantee that any new leases would be on the same or better terms as our current lease arrangements. Additionally, we plan to make significant changes to our offices to adapt them to new ways of working as we embrace a hybrid working model. This investment could be costly and time consuming as we evolve our plan to meet the requirements and opportunities this new working model presents and to increase our employees’ capabilities, wellness, job satisfaction and productivity under this model. Furthermore, these investments as well as our operating costs, such as utilities, could be negatively impacted by inflation rates and global economic and geopolitical conditions.
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
Risks Related to Our International Operations
Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and the price of our ADSs.
The global economy, including credit and financial markets, has experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, increases in inflation rates, higher interest rates and uncertainty about economic stability. For example, the COVID-19 pandemic resulted in widespread unemployment, economic slowdown and extreme volatility in the capital markets. Similarly, the Russia-Ukraine conflict has created extreme volatility in the global capital markets and is expected to have further global economic consequences, including disruptions of the global supply chain and energy markets. Any such volatility and disruptions may have adverse consequences on us or the third parties on whom we rely. If the equity and credit markets deteriorate, including as a result of political unrest or war, it may make any necessary debt or equity financing more difficult to obtain in a timely manner or on favorable terms, more costly or more dilutive. Increased inflation rates can adversely affect us by increasing our costs, including labor and employee benefit costs. In addition, higher inflation could also increase our customers’ operating costs, which could result in reduced budgets for our customers and potentially less demand for our products and services. Any significant increases in inflation and related increase in interest rates could have a material adverse effect on our business, results of operations and financial condition.

Our revenue, margins, results of operations and financial condition may be materially adversely affected if general economic conditions in Europe, the United States or the global economy worsen.
We derive a significant portion of our revenue from clients located in Europe and the United States. The technology services industry is particularly sensitive to the economic environment, and tends to decline during general economic downturns. If the U.S. or European economies continue to weaken or slow, including as a result of the COVID-19 pandemic or the Russia-Ukraine conflict, or if the global economic slowdown persists or exacerbates, pricing for our services may be depressed and our clients may reduce or postpone their technology spending significantly, which may, in turn, lower the demand for our services and negatively affect our revenue and profitability. A weak or declining economy could also cause our customers to delay making payments for our services. Additionally, any weakening or failure of banking institutions or banking systems, which could be caused by a weakening or slowdown of the U.S., European or global economies, could adversely impact our business, operating results and financial condition and negatively impact our ability to receive and make payments. If we are unable to successfully anticipate changing economic and political conditions affecting the markets in which we operate, we may be unable to effectively plan for or respond to those changes, and our results of operations could be adversely affected.
Fluctuations in currency exchange rates and increased inflation could materially adversely affect our financial condition and results of operations.
We have operations in a number of countries, including Argentina, Australia, Austria, Bosnia & Herzegovina, Bulgaria, Canada, Colombia, Croatia, Denmark, Germany, Ireland, Malaysia, Mexico, Moldova, the Netherlands, North Macedonia, Poland, Romania, Serbia, Singapore, Slovenia, Switzerland, United Arab Emirates, the United Kingdom, the United States, Uruguay, Venezuela and Vietnam, and we serve clients across Europe, North America and the rest of the world, or RoW. As a result of the international scope of our operations, fluctuations in exchange rates, particularly between the British Pound, our reporting currency, and the Euro and U.S. dollar, may adversely affect us. Currency fluctuations related to the current geopolitical climate, notably in Europe but also, to a lesser degree, globally, had a significant impact on our financial results for the fiscal year ended June 30, 2022. In the fiscal year ended June 30, 2022, 40.8% of our sales were denominated in the British Pound, 33.1% of our sales were denominated in U.S. dollars, 23.9% were denominated in Euros and the balance were in other currencies. Conversely, during the same time period, 71.4% of our expenses were denominated in Euros (or in currencies that largely follow the Euro, including the RON) or U.S. dollars. As a result, strengthening of the Euro or U.S. dollar relative to the British Pound presents the most significant risk to us. Any significant fluctuations in currency exchange rates may have a material impact on our business.
In addition, economies in many regions where we do business, including the United States and Europe, are experiencing higher rates of inflation. Periods of higher inflation may slow economic growth and significantly impact our results of operations. Inflation also is likely to increase some of our costs and expenses, including wages, rents, leases and employee benefit payments, which we may not be able to pass on to our clients and, as a result, may reduce our profitability. To the extent inflation causes these costs to increase, such inflation may materially adversely affect our business. Inflationary pressures could also affect our ability to access financial markets and lead to counter-inflationary measures that may harm our financial condition, results of operations or materially adversely affect the market price of our securities.
Our international operations involve risks that could increase our expenses, adversely affect our results of operations and require increased time and attention from our management.
As of June 30, 2022, we had 11,853 employees (including directors), approximately 51.4% of whom work in nearshore delivery centers in European Union countries. We have operations in a number of countries, including Argentina, Australia, Austria, Bosnia & Herzegovina, Bulgaria, Canada, Colombia, Croatia, Denmark, Germany, Ireland, Malaysia, Mexico, Moldova, the Netherlands, North Macedonia, Poland, Romania, Serbia, Singapore, Slovenia, Switzerland, United Arab Emirates, the United Kingdom, the United States, Uruguay, Venezuela and Vietnam, and we serve clients across Europe, North America and RoW. As a result, we may be subject to risks inherently associated with international operations. Our global operations expose us to numerous and sometimes conflicting legal, tax and regulatory requirements, and violations or unfavorable interpretation by the respective authorities of these regulations could harm our business. Risks associated with international operations include difficulties in enforcing contractual rights, potential difficulties in collecting accounts receivable, the burdens of complying with a wide variety of foreign laws, repatriation of earnings or capital and the risk of asset seizures by foreign governments. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations. Such companies may have long-standing or well-established relationships with desired clients, which may put us at a competitive disadvantage. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. As a global company, our performance may also be affected by global economic conditions as well as geopolitical tensions, such as the Russia-Ukraine conflict, and other conditions with global reach. Our international expansion plans may not be successful and we may not be able to compete effectively in other countries. These factors could impede the success of our international expansion plans and limit our ability to compete effectively in other countries. Additionally, addressing the operational and other challenges posed by our international operations will require significant time and attention from management, which may divert management's attention from other important matters.
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
Changes and uncertainties in the tax system in the countries in which we have operations could materially adversely affect our financial condition and results of operations.
We conduct business globally and file income tax returns in multiple jurisdictions. Our consolidated effective income tax rate could be materially adversely affected by several factors, including: changing tax laws (such as the Inflation Reduction Act recently enacted by the U.S. government), regulations and treaties, or the interpretation thereof; tax policy initiatives and reforms under consideration (such as those related to the Organization for Economic Co-Operation and Development’s, or OECD, Base Erosion and Profit Shifting, or BEPS, Project, the European Commission’s state aid investigations and other initiatives); the practices of tax authorities in jurisdictions in which we operate; the cancellation of or alteration to relevant tax incentive regimes; the resolution of issues arising from tax audits or examinations and any related interest or penalties. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid.
In particular, there have been significant changes to the taxation systems in Central European countries and also in Argentina and the United States in recent years as the authorities have gradually replaced or introduced new legislation regulating the application of major taxes such as corporate income tax, VAT, corporate property tax, personal income taxes and payroll taxes. The post-Brexit deal that the United Kingdom agreed with the European Union did not include an exemption from withholding tax on dividends between U.K. and E.U. resident group members, and so profits recognized by us in Romania are now subject to a 5% withholding tax on distributions to us. In addition, the OECD is working on proposals, commonly referred to as “BEPS 2.0,” which, if implemented, would make important changes to the international tax system, by allocating taxing rights in respect of certain profits of multinational enterprises above a fixed profit margin to the jurisdictions within which they carry on business (subject to threshold rules) and imposing a minimum effective tax rate on certain multinational enterprises. As another example, in January 2021, the European Commission initiated a consultation on a proposed new digital levy in the EU.
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
A tax authority may disagree with tax positions that we have taken, which could result in increased tax liabilities. For example, His Majesty’s Revenue & Customs, or HMRC, the U.S. Internal Revenue Service or another tax authority could challenge our allocation of income by tax jurisdiction and the amounts paid between our affiliated companies pursuant to our intercompany arrangements and transfer pricing policies, including methodologies for valuing developed technology and amounts paid with respect to our intellectual property development. Similarly, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a “permanent establishment” under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions. Tax authorities in certain countries can be aggressive in their interpretation of tax laws (which can have inherent ambiguities), as well as in their enforcement and collection activities.
For example, a tax authority may take the position that material income tax liabilities, interest and penalties are payable by us, where there has been a technical violation of contradictory laws and regulations that are relatively new and have not been subject to extensive review or interpretation, in which case we expect that we might contest such assessment. High-profile companies can be particularly vulnerable to aggressive application of unclear requirements. Many companies must negotiate their tax bills with tax inspectors who may demand higher taxes than applicable law appears to provide. Contesting such an assessment may be lengthy and costly and if we were unsuccessful in disputing the assessment, this could increase our anticipated effective tax rate, where applicable.
We do not anticipate being treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the current taxable year, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to qualify as a PFIC, this could result in adverse U.S. tax consequences to certain U.S. holders.
Generally, if, for any taxable year, at least 75% of our gross income is passive income, or on average at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a PFIC for U.S. federal income tax purposes. For purposes of these tests, passive income generally includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. Our status as a PFIC depends on the composition of our income and the composition and value of our assets (for which purpose the total value of our assets may be determined in part by the market value of our ADSs, which are subject to change from time to time). Additionally, we generally are treated as holding and receiving directly our proportionate share of the assets and income, respectively, of any corporation in which we own, directly or indirectly, 25% of its stock by value. If we are characterized as a PFIC for any taxable year during which a U.S. Holder holds our ADSs, the U.S. holder of our ADSs may suffer adverse U.S. tax consequences, including having gains realized on the sale of our ADSs treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on our ADSs by individuals who are U.S. holders, and having interest charges apply to distributions by us and gains from the sale of our ADSs, and additional tax reporting requirements, regardless of whether we continue to be a PFIC.
Although PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets, we believe we were not a PFIC for our 2021 tax year and we do not expect to be a PFIC for our current taxable year. However, our status as a PFIC is a fact-intensive determination made on an annual basis after the end of each taxable year, and we cannot provide any assurances regarding our PFIC status for the current, prior or future taxable years, and our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year. See “Taxation—U.S. Federal Income Tax Considerations for U.S. Holders—Passive Foreign Investment Company Rules” for a further discussion of the PFIC rules.
If we are (or any of our non-U.S. subsidiaries is) a “controlled foreign corporation,” certain U.S. Holders may suffer adverse tax consequences.
If a “United States person” for U.S. federal income tax purposes is treated as owning (directly, indirectly, or constructively) at least 10% of the total value or total combined voting power of our stock, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation,” or CFC, in our group (if any). A non-U.S. corporation will be a CFC if United States shareholders own (directly, indirectly, or constructively) more than 50% of the total value or total combined voting power of the stock of the non-U.S. corporation. Because our group includes one or more U.S. corporate subsidiaries, certain of our current or future non-U.S. corporate subsidiaries could be treated as CFCs (regardless of whether we are treated as a CFC). A United States shareholder of a CFC may be required to report annually and include in its U.S. taxable income its pro rata share of the CFC’s “Subpart F income,” “global intangible low-taxed income,” and investments of earnings in U.S. property (regardless of whether the CFC makes any distributions to its shareholders). Additionally, an individual United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a corporate United States shareholder. A failure to comply with CFC reporting obligations may subject a United States shareholder to significant monetary penalties and prevent the statute of limitations from running with respect to the United States shareholder’s U.S. federal income tax return for the taxable year in which reporting was due. There can be no assurance that we will assist our U.S. shareholders in determining whether we are (or any of our current or future non-U.S. subsidiaries is) treated as a CFC or whether such U.S. shareholders are treated as United States shareholders with respect to any such CFCs, or that we will furnish to any United States shareholders information that may be necessary to comply with CFC reporting and tax paying obligations. U.S. Holders should consult their tax advisors regarding the application of the CFC rules in their particular circumstances.
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
Wage costs for IT professionals in Central European and Latin American countries are lower than comparable wage costs in more developed countries. However, wage costs in the technology services industry in these countries may increase at a faster rate than in the past and wage inflation for the IT industry may be higher than overall wage inflation within these countries. We may need to increase the levels of employee compensation more rapidly than in the past to remain competitive, and we may not be able to pass on these increased costs to our clients. In addition, we have observed increased wage expectations on a global scale due to inflation and adverse global economic conditions. Such wage expectations could create challenges for our recruiting efforts in light of profitability considerations and margin expectations. Unless we are able to continue to increase the efficiency and productivity of our employees as well as the prices we can charge for our services, wage inflation may materially adversely affect our financial condition and results of operations.
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
Risks Related to Our ADSs and the Trading of Our ADSs
If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired, and the trading price of our ADSs may be negatively impacted.
As a public company, we are required, pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment is required to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting identified by our management. We are also required to have our independent registered public accounting firm issue an opinion on the effectiveness of our internal control over financial reporting on an annual basis.
As previously reported, during the fiscal year ended June 30, 2021, we identified material weaknesses in our internal control over financial reporting. These material weaknesses were remediated as of June 30, 2022, and we did not identify any additional material weaknesses during the fiscal year ended June 30, 2022. However, we may identify additional material weaknesses in our internal control over financial reporting in the future, and, if we do so, we will be unable to assert that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future.
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
The price of our ADSs may be volatile or may decline regardless of our operating performance.
The trading price of our ADSs has fluctuated and is likely to continue to fluctuate. The trading price of our ADSs depends on a number of factors, many of which are beyond our control and may not be related to our operating performance, including:
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
•natural disasters, pandemics, including the ongoing COVID-19 pandemic;
•international conflicts and war, including the Russia-Ukraine conflict, acts of terrorism and other events beyond our control; and
•general economic, regulatory, political and market conditions.
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
Our articles of association provides for various selling restrictions, including that each holder of Class B ordinary shares may not dispose of more than 60% of the Class B ordinary shares held by such holder until July 26, 2023 (including by conversion to Class A ordinary shares). As of June 30, 2022, we had 47,580,582 outstanding ordinary shares that were not subject to lock-ups or selling restrictions.
In addition, as of June 30, 2022 there were outstanding 2,338,924 Class A ordinary shares issuable by us upon exercise of outstanding share options or the vesting of restricted share units, or RSUs. We have registered all of the ADSs representing Class A ordinary shares issuable upon exercise of outstanding options or the vesting of RSUs, and upon exercise of settlement of any options or other equity incentives we may grant in the future, for public resale under the Securities Act. Accordingly, these shares will be able to be freely sold in the public market upon issuance as permitted by any applicable vesting requirements, subject to restrictions on sales of our shares by affiliates.
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

On July 6, 2018, we re-registered as a public limited company incorporated in England and Wales. Our place of central management and control was at that time, and remains, in the United Kingdom for the purposes of the Takeover Code. Accordingly, we are currently subject to the Takeover Code and, as a result, our shareholders are entitled to the benefit of the various protections provided under the Takeover Code. The Takeover Code provides a framework within which takeovers of companies are regulated and conducted. If, at the time of a takeover offer, the Takeover Panel determines that we do not have our place of central management and control in the United Kingdom, then the Takeover Code would not apply to us and our shareholders would not be entitled to the benefit of the various protections that the Takeover Code affords. In particular, the rules regarding mandatory takeover bids described below would not apply. The following is a brief summary of some of the most important rules of the Takeover Code:
•When any person acquires, whether by a series of transactions over a period of time or not, an interest in shares which (taken together with shares already held by that person and an interest in shares held or acquired by persons acting in concert with them) carry 30% or more of the voting rights of a company that is subject to the Takeover Code, that person is generally required to make a mandatory offer to all the holders of any class of equity share capital or other class of transferable securities carrying voting rights in that company to acquire the balance of their interests in the company.
•When any person who, together with persons acting in concert with them, is interested in shares representing not less than 30% but does not hold more than 50% of the voting rights of a company that is subject to the Takeover Code, and such person, or any person acting in concert with them, acquires an additional interest in shares which increases the percentage of shares carrying voting rights in which they are interested, then such person is generally required to make a mandatory offer to all the holders of any class of equity share capital or other class of transferable securities carrying voting rights of that company to acquire the balance of their interests in the company.
•A mandatory offer triggered in the circumstances described in the two paragraphs above must be in cash (or be accompanied by a cash alternative) and at not less than the highest price paid within the preceding 12 months to acquire any interest in shares in the company by the person required to make the offer or any person acting in concert with them.
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
•The board of directors of the offeror or any person acting in concert with it acquires an interest in shares in the offeree company (i.e., the target) at a price higher than the value of the offer, the offer must be increased to not less than the highest price paid for the interest in shares so acquired.
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
•Employee representatives or employees of both the offeror and the offeree company and the trustees of the offeree company’s pension scheme must be informed about an offer. In addition, the offeree company’s employee representatives and pension scheme trustees have the right to have a separate opinion on the effects of the offer on employment and pension scheme(s), respectively, appended to the offeree board of directors’ circular or published on a website.
The dual class structure of our ordinary shares has the effect of concentrating voting control for the foreseeable future, which will limit your ability to influence corporate matters.
Our Class B ordinary shares have 10 votes per share, and our Class A ordinary shares, which are the shares underlying the ADSs have one vote per share. Given the greater number of votes per share attributed to our Class B ordinary shares, holders of Class B ordinary shares collectively beneficially hold shares representing approximately 79.8% of the voting rights of our outstanding share capital as of September 30, 2022. Further, John Cotterell, our Chief Executive Officer, beneficially holds Class B ordinary shares, which along with the Class A ordinary shares he beneficially owns, represents approximately 42.4% of the voting rights of our outstanding share capital as of September 30, 2022. Consequently, Mr. Cotterell will continue to be able to have a significant influence on corporate matters submitted to a vote of shareholders. Notwithstanding this concentration of control, we do not currently qualify as a “controlled company” under New York Stock Exchange listing rules.
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
Future transfers by other holders of Class B ordinary shares will generally result in those shares converting on a one-to-one basis to Class A ordinary shares, subject to limited exceptions, such as certain transfers effected for estate planning purposes. The conversion of our Class B ordinary shares into Class A ordinary shares will have the effect, over time, of increasing the relative voting power of those holders of Class B ordinary shares who retain their shares in the long-term. The remaining restrictions on the transfer of Class B ordinary shares under the articles of association fall away on July 26, 2023, being the fifth anniversary of the date on which the ADS were listed on the New York Stock Exchange.
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
As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer when such status is assessed as of December 31, 2022 (the end of our second fiscal quarter), which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of July 1, 2023. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(1) a majority of our executive officers or directors cannot be U.S. citizens or residents, (2) more than 50 percent of our assets must be located outside the United States and (3) our business must be administered principally outside the United States. If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers and will require that we prepare our financial statements in accordance with U.S. Generally Accepted Accounting Principles. We may also be required to make changes in our corporate governance practices in accordance with various SEC and rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer will be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly.
If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, the price of our ADSs and trading volume could decline.
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
Our principal executive office is located at 125 Old Broad Street, London EC2N 1AR, United Kingdom and our telephone number is +44 20 7367 1000. Our agent for service of process in the United States is Endava Inc., located at 757 Third Avenue, Suite 1901, New York, NY 10017 and the telephone number for Endava Inc. is +1 (917) 613-3859. Our website address is www.endava.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this Annual Report on Form 20-F, and you should not consider information on our website to be part of this Annual Report on Form 20-F. The Securities and Exchange

Commission, or SEC, maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as Endava, that file electronically with the Securities and Exchange Commission.
Our capital expenditures for the years ended June 30, 2022, 2021 and 2020 amounted to £13.7 million, £5.2 million and £7.3 million, respectively. These capital expenditures were related primarily to purchases of property and equipment for our delivery centers. We expect our capital expenditures to increase in absolute terms in the near term as we continue to grow our operations. We anticipate our capital expenditures in fiscal 2023 to be financed from cash generated from operations and our cash and cash equivalents. We will continue investing in technology services in Europe, Latin America and the United States.
B. Business Overview
Overview
We are a leading next-generation technology services provider and help accelerate disruption by delivering rapid evolution to enterprises. We aid our clients in finding new ways to interact with their customers and users, enabling them to become more engaging, responsive and efficient. Using Distributed Enterprise Agile at scale, we collaborate with our clients, seamlessly integrating with their teams, catalyzing ideation and delivering robust solutions. Our approach to ideation comprises an empathy for user needs, curiosity, creativity and a deep understanding of technologies. From proof of concept, to prototype, to production, we use our engineering expertise to deliver enterprise platforms for our clients that are capable of handling millions of transactions per day. Our people, whom we call Endavans, synthesize creativity, technology and delivery at scale in multi-disciplinary teams, enabling us to support our clients from ideation to production.
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
We reimagine the relationship between people and technology and help our clients become digital, experience-driven businesses by assisting them in their journey from idea generation to development and deployment of products, platforms and solutions. Our expertise spans the entire ideation-to-production spectrum. We create value for our clients through creation of Product and Technology Strategies and Intelligent Digital Experiences, delivered via world-class engineering and through our broad technical capabilities, grouped into four key areas: Define, Design, Build and Run & Evolve. We accelerate our clients’ ability to take advantage of new business models and market opportunities by ideating and delivering dynamic platforms and intelligent digital experiences that are designed to fuel rapid, ongoing transformation of our customers’ businesses. By leveraging next-generation technologies, our agile, multi-disciplinary teams provide a combination of Product & Technology Strategies and Intelligent Digital Experiences delivered via world-class engineering to help our clients become more engaging, responsive, and efficient.
At the core of our approach is our proprietary Distributed Enterprise Agile scaling framework, known as TEAM Enterprise Agile Scaling, or TEAS. TEAS utilizes aspects of common Agile scaling frameworks, but enhances them by balancing the requirements of delivering both quality and speed-to-market. With TEAS, our teams are able to quickly design, develop and test digital solutions, providing actionable insights into their value and business potential in a short timeframe. Our clients are able to release higher-quality products to market faster, respond better to market changes and incorporate customer and user feedback through rapid releases and product iterations. We believe that our TEAS framework is enhanced through advanced software engineering practices involving multi-skilled teams able to employ both Development and Operations (or “DevOps”) techniques, such as automated testing, continuous integration, continuous delivery and infrastructure automation.
We locate our nearshore delivery centers in countries that not only have abundant IT talent pools, but also offer us an opportunity to be a preferred employer. We provide services from our nearshore delivery centers, located in five European Union countries (Bulgaria, Croatia, Poland, Romania and Slovenia), four other Central European countries (Bosnia & Herzegovina, Moldova, North Macedonia and Serbia), four countries in Latin America (Argentina, Colombia, Mexico and Uruguay) and in Asia-Pacific (Malaysia). We have close-to-client locations in seven Western European countries (Austria, Denmark, Germany, Ireland, the Netherlands, Switzerland and the United Kingdom), two countries in North America (Canada and the United States), two countries in Asia-Pacific (Australia and Singapore) and in the Middle East (United Arab Emirates). As part of our acquisition of Lexicon on October 6, 2022, we acquired additional close-to-client offices in Australia and a new nearshore delivery center in Vietnam. As of June 30, 2022, we had 11,853 employees (including directors), approximately 51.4% of whom work in nearshore delivery centers in European Union countries. We provide Endavans with training to develop their technical and soft skills, in an environment where they are continually challenged and given opportunities to grow as professionals, and with tools and resources to innovate.
As of June 30, 2022, we had 732 active clients, which we define as clients who paid us for services over the preceding 12-month period. We have achieved significant growth in recent periods. For the fiscal years ended June 30, 2022, 2021 and 2020, our revenue was £654.8 million, £446.3 million and £351.0 million, respectively, representing a compound annual growth rate of 36.6% over the three year period. We generated 41.4%, 41.9% and 44.3% of our revenue for the three fiscal years ended June 30, 2022, 2021 and 2020, respectively, from clients located in the United Kingdom; we generated 21.1%, 24.2% and 24.5%, of our revenue in each of those fiscal years, respectively, from clients located in Europe. We generated 34.8%, 31.4%, 28.5% of our revenue for the fiscal years ended June 30, 2022, 2021 and 2020 from clients located in North America. The balance of revenue in each of those fiscal years comes from clients located in RoW. Our revenue growth rate at constant currency, which is a measure that is not calculated and presented in accordance with IFRS, for the fiscal years ended June 30, 2022, 2021 and 2020, was 47.6%, 29.6% and 21.0%, respectively. Over the last five fiscal years, 88.6% of our revenue, on average, each fiscal year came from clients who purchased services from us during the prior fiscal year. Our profit before taxes was £102.4 million, £54.4 million and £23.4 million, for the fiscal years ended June 30, 2022, 2021 and 2020, respectively, and our profit before taxes as a percentage of revenue was 15.6%, 12.2% and 6.7%, respectively, for the same periods. Our adjusted profit before taxes margin, or Adjusted PBT Margin, which is a measure that is not calculated and presented in accordance with IFRS, was 21.1%, 20.6% and 19.0%, respectively, for the fiscal years ended June 30, 2022, 2021 and 2020. See notes 1 and 6 in the section of this Annual Report on Form 20-F titled “Non-IFRS Measures and Other Management Metrics” for a reconciliation of revenue growth rate at constant currency revenue growth rate and for a reconciliation of Adjusted PBT to profit before taxes, respectively, the most directly comparable financial measures calculated and presented in accordance with IFRS.
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
The Endava Approach
We are a leading next-generation technology services provider and help accelerate disruption by delivering rapid evolution to enterprises. We aid our clients in finding new ways to interact with their customers and users, enabling them to become more engaging, responsive and efficient. Using Distributed Enterprise Agile at scale, we collaborate with our clients, seamlessly integrating with their teams, catalyzing ideation and delivering robust solutions. Our approach to ideation comprises an empathy for user needs, curiosity, creativity and a deep understanding of technologies. From proof of concept, to prototype, to production, we use our engineering expertise to deliver enterprise platforms for our clients that are capable of handling millions of transactions per day. Our people synthesize creativity, technology and delivery at scale in multi-disciplinary teams, enabling us to support our clients from ideation to production. We offer our clients capabilities in four key areas, which we refer to as: Define, Design, Build and Run & Evolve. The multiplicative impact of different combinations of these capabilities across the delivery of strategies, experiences, and engineering allows us rapidly to create real transformation for our clients.
Our Competitive Strengths
We have distinguished ourselves as a leader in next-generation technology services by leveraging the following competitive strengths:

Ideation through Production
We help our clients become digital, experience-driven businesses by assisting them in their journey from idea generation to development and deployment of products, platforms and solutions. By providing user-centric digital strategies and engineering skills, we enable our clients to become more engaging, responsive and efficient in delivering products and services to their customers and users. We collaborate with our clients, understand their changing technology needs and seamlessly integrate with their teams to develop long-term embedded relationships and drive value. Our expertise spans the entire ideation-to-production spectrum. We create value for our clients through creation of Product and Technology Strategies and Intelligent Digital Experiences, delivered via world-class engineering and through our broad technical capabilities, grouped into four key areas: Define, Design, Build and Run & Evolve.
Proprietary Framework for Distributed Enterprise Agile at Scale
To allow us to deliver Distributed Enterprise Agile at scale, we have developed a proprietary Agile scaling framework, TEAS. Traditional Agile development methodologies have constraints that prevent them from scaling in a truly industrialized way without sacrificing agility. TEAS utilizes aspects of well-known Agile scaling frameworks, but enhances them by balancing the requirements of delivering both quality and speed-to-market. With TEAS, we seek to provide enough guidance to allow teams to start tackling client challenges with confidence, while building in flexibility to adapt to evolving client needs, environments and cultures. TEAS enables us to scale across the spectrum from ideation to production by having product level planning for a group of releases, portfolio level planning for a group of products and an overarching strategy to guide the development of the portfolio. As a result, our teams are able to quickly design, develop and test digital solutions, providing actionable insights into their value and business potential in a short timeframe, while our clients are able to release higher-quality products to market faster, respond better to market changes and incorporate customer and user feedback through rapid releases and product iterations. We believe our dynamic approach to Distributed Enterprise Agile at scale delivers tangible and valuable benefits for our clients.
Expertise in Next-Generation Technologies
We have deep expertise in next-generation technologies that drives our ability to provide solutions for Digital Evolution, Agile Transformation and Automation. Our expertise ranges from technologies developed over the last decade including mobile connectivity, social media, automation, high-productivity developer platforms, big data analytics and cloud delivery to next-generation technologies such as IoT, artificial intelligence, machine learning, augmented reality, virtual reality and blockchain. Our frameworks, methodologies and tools, including TEAS and our proprietary Chronos software analysis tool for risk assessment of software code, further enhance our ability to develop and deploy solutions based on these next-generation technologies. For example, we leveraged our expertise in augmented reality to conceive and build a solution that helps customers of a mobile communications company visualize areas where they can obtain network coverage.
We believe technology will continue to evolve and that enterprises must continue to evolve their service offerings in order to thrive in such a dynamic environment. Our company-wide initiatives such as Endava Innovation Labs, innovation competition, our internal Innovation Community and our monthly Rapid Insights sessions, regular updates on technical trends, illustrate the innovative culture important for us to maintain our strong expertise in next-generation technologies. We continue to advance our service offerings and solutions areas to remain at the cutting edge of technological developments.
Strong Domain Expertise
We have expertise and experience in industry verticals that are being disrupted by technological change.
In the Payments vertical, we have helped accelerate the transformation of leading payment processing companies by building new platforms and solutions such as merchant acquiring platforms, merchant portals with real time analytics, cloud-based real-time payment processing platforms, omni-channel e-commerce gateways, mobile wallets, mobile payment system integrations, downloadable mobile device Point-of-Sale terminals and Buy

Now Pay Later solutions. We have also worked on Distributed Ledger Technology (DLT) systems and cryptocurrency technologies such as exchanges and Non-Fungible Token (NFT) issuance systems.
In Banking and Asset and Wealth Management vertical, we have designed and built software to solve problems across the front-to-back institutional landscape, including trading systems, settlement systems, digital engagement channels and event-based data integration and analytics platforms.
In the Insurance vertical, we are engaged with some of the largest insurers from both Personal and Commercial Lines insurance and the London and Specialty Market, delivering business transformation through the automation of claims and underwriting and pricing processes and data platform implementations to generate insights from the large data sets that insurers possess, as well as the implementation of low code tools to supplement core insurance products such as Guidewire and EIS.
In the Technology, Media and Telecommunications, or TMT, vertical, we have helped clients design and build solutions for the connected home and car, to enhance multi-channel customer experiences and to automate processes, including developing an automated solution to facilitate the purchase of television advertising in the United States. In the telecoms area specifically, we work for major providers and operators to accelerate their digitisation roadmap by introducing more digital services in areas including IoT, Internet Protocol Television (IPTV), payments, automation, testing & 5G specific services. Additionally, we have built platforms, marketplaces and immersive environments that have elevated the experience for gamers.
For our Retail and Consumer Goods vertical we provide technology leadership and services to clients to deliver software solutions across e-commerce, product management, mobile, supply chain and fulfilment, payments and Customer Relationship Management (CRM).
In the Healthtech vertical, we help improve the quality of the services provided in health by making them more efficient, more secure and more data-driven.
In the Mobility vertical, the movement of people and goods, we help clients with the last mile logistics, connected vehicle innovation and sharing and warehouse intralogistics. In the automotive industry, we are working with original equipment manufacturers (OEMs) and Tier 1 manufacturers to bring technology (and our company’s know-how from other industries) into the automotive world to help them transition into their new role within the new Mobility ecosystem.
Employer of Choice in Regions with Deep Pools of Talent
We strive to be one of the leading employers of IT professionals in the regions in which we operate. We provide services from our nearshore delivery centers, located in five European Union countries (Bulgaria, Croatia, Poland, Romania and Slovenia), four other Central European countries (Bosnia & Herzegovina, Moldova, North Macedonia, and Serbia), four countries in Latin America (Argentina, Colombia, Mexico, and Uruguay) and in Asia-Pacific (Malaysia). We have close-to-client locations in seven Western European countries (Austria, Denmark, Germany, Ireland, the Netherlands, Switzerland and the United Kingdom), two countries in North America (Canada and the United States), two countries in Asia-Pacific (Australia and Singapore) and in the Middle East (United Arab Emirates). As part of our acquisition of Lexicon on October 6, 2022, we acquired additional close-to-client offices in Australia and a new nearshore delivery center in Vietnam. We locate our nearshore delivery centers in countries that not only have abundant IT talent pools, but also offer us an opportunity to be a preferred employer. As of June 30, 2022, we had 11,853 employees (including directors), approximately 51.4% of whom work in nearshore delivery centers in European Union countries. We locate our nearshore delivery centers in countries that not only have abundant IT talent pools, but also offer us an opportunity to be a preferred employer. For example, a majority of our employees are located in Romania, where we have been identified as a top employer for each of the last five years.
We believe the future Endava workplace will be based on a hybrid working model, enabling our people to work both from home and from an office, to get the best of both worlds. We are adopting this new approach which is a mix of working together in teams and communities within our offices as well as enjoying the flexibility to work remotely in our homes.

Distinctive Culture and Values
We believe that our people are our most important asset. We provide Endavans with training to develop their technical and soft skills, in an environment where they are continually challenged and given opportunities to grow as professionals, and with tools and resources to innovate. Endava University, our “Schools of” capability programs, and “Pass It On” are key elements of our training and development framework. Endava University provides classroom based training, we run “Schools” training program to upskill, cross-skill and find new talent to hire in subjects including DevOps Engineering, Data, and Business Analysis, while “Pass It On” uses apprenticeship and open sharing so that our people can grow by way of collective experiences and knowledge. Our employees also have career coaches to customize their integration into their respective teams and to help visualize their development and future. Through Endava Innovation Labs and other innovation events, our teams are encouraged to express their creativity in using next-generation technologies to build innovative solutions. We believe that we have built an organization deeply committed to helping people succeed and that our culture fosters our core values of openness, thoughtfulness and adaptability.
Effective management of Environmental, Social and Governance, or ESG, matters has been of strategic importance for us for years. During fiscal year 2021, we launched our We Care sustainability approach and published our first report that highlights our contributions to key ESG matters. Our sustainability report with respect to the fiscal year ended June 30, 2022 was published in September 2022 and can be found on our website. The information on our website does not constitute a part of this report.
Founder Led, Experienced and Motivated Management Team.
Our management team, led by John Cotterell, our founder and chief executive officer, has significant experience in the global technology and services industries. Since our founding in 2000, we have expanded from a single office serving clients principally located in the city of London to a global enterprise serving clients across Europe, North America and the RoW from nearshore delivery centers located in Central Europe, Latin America and Asia-Pacific. We believe that we have a strong partnership culture. Our most senior 92 employees have an average tenure at Endava of 11 years, which we believe evidences the success of our approach. Additionally, our management team focuses on mentoring our IT professionals at all levels to develop the next generation of leadership.
Our Strategy
We are focused on continuing to distinguish ourselves as a leader in next-generation technology services. The key elements of our strategy include:
Expand Relationships with Existing Clients
We are focused on continuing to expand our relationships with existing clients by helping them solve new problems and become more engaging, responsive and efficient. We have a demonstrated track record of expanding our work with clients after an initial engagement. Our ten largest clients together contributed 33.8% and 34.9% of our total revenue in the last two fiscal years, respectively, and the number of clients that have a minimum annual spend of at least £1.0 million has grown from 85 to 134 over the same time period. Expansion of our relationships with existing active clients will remain a key strategy going forward as we continue to leverage our deep domain expertise and knowledge of emerging technology trends in order to drive incremental growth for our business.
Establish New Client Relationships
We believe that we have a significant opportunity to add new clients. We have established ourselves as a leader in delivering end-to-end ideation-to-production services in the Financial Services and Payments and TMT verticals. Clients in the Payments and Financial Services vertical contributed to 50.7%, 50.7% and 52.8% of our total revenue in the 2022, 2021 and 2020 fiscal years, respectively. Clients in the TMT vertical contributed 25.0%, 27.1% and 25.7%, of our total revenue in the 2022, 2021 and 2020 fiscal years, respectively. Clients in our Other vertical contributed 24.3%, 22.2% and 21.5%, of our total revenue in the 2022, 2021 and 2020 fiscal years, respectively. We believe that we continue to have a significant untapped opportunity in these sectors and we plan to leverage this experience to expand our vertical reach. As waves of technological change sweep across industries and increasingly facilitate seamless integration of different aspects of customers and users lives, we believe our experience working within our core client base will also be of particular value in expanding our vertical reach. For example, as customers increasingly demand a frictionless and consistent buying experience and the payments and retail sectors converge, we believe our deep expertise in developing payment systems and e-commerce platforms will allow us to grow our base of retail clients. Similarly, we believe that our expertise in data analytics and augmented and virtual reality will be increasingly relevant in the healthcare industry as technology continues to reshape the practice and provision of medicine. We are also focused on the consumer products, logistics and professional services verticals as key areas for potential growth.
We are likewise focused on geographic expansion, particularly in North America. In the 2022 fiscal year, approximately 34.8% of our revenue came from clients in North America. In addition, we plan to evaluate other growth markets, including countries in the Asia Pacific region, to expand our client footprint.
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
Selectively Pursue “Tuck-In” Acquisitions
We plan to selectively pursue “tuck-in” acquisitions. Our focus is on augmenting our core capabilities to enhance our expertise in new technologies and verticals and increase our geographic reach, while preserving our corporate culture and sustainably managing our growth. Consistent with these goals, we have completed six acquisitions in the past five fiscal years, all of which have enabled us to accelerate core strategic goals. For example, our acquisition of Levvel in March 2021 increased our client base in payments, banking, media and mobility in the United States and increased our U.S. onshore delivery capabilities. Our acquisition of Five in March 2021 enhanced our capabilities in digital product strategy and performance optimization services and increased our nearshore delivery centers in the Adriatic region. Our acquisition of Comtrade Digital Services, or CDS, in August 2020 increased our nearshore delivery centers in the Adriatic region and our client base in Europe across several verticals including logistics, mobility, energy, healthcare, government, banking and others.
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
By leveraging next-generation technologies, our agile, multi-disciplinary teams provide a combination of Product & Technology Strategies and, Intelligent Digital Experiences, delivered via world-class engineering, to help our clients become more engaging, responsive, and efficient.
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
Our key frameworks, methods and tools include the following:
TEAM Enterprise Agile Scaling (TEAS)
To allow us to deliver Distributed Enterprise Agile at scale, we have developed a proprietary Agile scaling framework, TEAS, which forms an important part of The Endava Adaptive Model (TEAM), our delivery framework. Traditional Agile development methodologies use small multi-disciplinary “scrum teams,” with members in close proximity. However, today most enterprise development projects require large development teams that are often geographically or organizationally dispersed. Collaboration, communication and oversight can break down, making it difficult to scale Agile development methodologies. Further, commonly used Agile scaling frameworks are generally either overly prescriptive, thereby compromising agility, or lack sufficient guidance to allow their confident application by organizations without significant existing expertise in Agile working.

TEAS utilizes aspects of common Agile scaling frameworks, but enhances them by balancing the requirements of delivering both quality and speed-to-market. With TEAS, we seek to provide enough guidance to allow teams to start tackling client challenges with confidence, while building in flexibility to adapt to evolving client needs, environments and cultures. Each of our scrum teams typically consists of six to eight team members with the appropriate mix of technical ability, leadership and project management skills, domain expertise, creative and user experience capabilities and software development and quality assurance expertise. For larger and more complex projects, we employ a “scrum-of-scrums” approach, which is led by representatives from each scrum team, and facilitates an incremental level of collaboration across scrum teams. TEAS enables us to move beyond team-level Agile working to scale product-level planning for a group of releases, portfolio-level planning for a group of products and an overarching strategy to guide the development of the portfolio.
TEAS enables us to provide Distributed Enterprise Agile at scale with the same focus on communication, collaboration and iterative releases that makes smaller-scale Agile development effective. With TEAS, our teams are able to quickly design, develop and test digital solutions, providing actionable insights into their value and business potential in a short timeframe. Our clients are able to release higher-quality products to market faster, respond better to market changes and incorporate customer and user feedback through rapid releases and product iterations. We believe that our TEAS framework is enhanced through advanced software engineering practices involving multi-skilled teams able to employ both Development and Operations (or “DevOps”) techniques, such as automated testing, continuous integration, continuous delivery and infrastructure automation.
Chronos
Chronos is our proprietary software analysis tool for risk assessment of software systems. It analyzes data from multiple relevant artefacts around development: the code, the version control system, and the issue tracking system. Chronos detects traits and “anti-patterns" of a software system, many of which are not directly visible in the codebase, by innovatively combining data points from these artefacts, including the system’s evolution and the behaviors of the team who developed it. “Anti-patterns” are common practices that initially appear to be appropriate solutions but end up having negative consequences that outweigh any benefits. Chronos supports both quality and productivity improvement by providing deep insights into the evolution of large-scale software systems.
Chronos offers several benefits to our employees as well as our clients. It allows our clients to identify areas in the code that are higher risk or attract more defects than other areas, giving them an integrated, balanced, holistic view of the quality of the codebase and the risks embodied in it. Chronos also helps new team members get up to speed with a new project quickly. It helps managers oversee risks and proactively ensure skills are balanced effectively across scrum teams. It can increase the value and productivity of due diligence and technical reviews by providing information on the technologies and their evolution, on key people involved with the project and on code and process quality issues.
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
Our Delivery Model
We believe the development of a scaled global, nearshore delivery model with selective close-to-client capabilities enables us to deliver high-quality technology services to meet our clients’ needs. Nearshore delivery locations with geographic proximity, cultural affinity and complementary time zones enable increased interaction with our clients, enhance relationships and improve responsiveness for more efficient delivery of our services. As a result, we are able to differentiate ourselves on projects that require a high degree of client collaboration and iteration.
We provide services from our nearshore delivery centers, located in five European Union countries (Bulgaria, Croatia, Poland, Romania and Slovenia), four other Central European countries (Bosnia & Herzegovina, Moldova,

North Macedonia, and Serbia), four countries in Latin America (Argentina, Colombia, Mexico, and Uruguay) and in Asia-Pacific (Malaysia). We have close-to-client locations in seven Western European countries (Austria, Denmark, Germany, Ireland, the Netherlands, Switzerland and the United Kingdom), two countries in North America (Canada and the United States), two countries in Asia-Pacific (Australia and Singapore) and in the Middle East (United Arab Emirates). As part of our acquisition of Lexicon on October 6, 2022, we acquired additional close-to-client offices in Australia and a new nearshore delivery center in Vietnam. We locate our nearshore delivery centers in countries that not only have abundant IT talent pools, but also offer us an opportunity to be a preferred employer. As of June 30, 2022, we had 11,853 employees (including directors), approximately 51.4% of whom work in nearshore delivery centers in European Union countries.
Our nearshore delivery model was first established in Central Europe in order to efficiently deliver our solutions to European clients. Our primary delivery centers are located in Romania, where we employed approximately 5,051 employees involved with delivery of our services as of June 30, 2022. As of June 30, 2022, we had 1,694 such employees located in Cluj-Napoca, the second largest city in Romania and 1,358 such employees located in Bucharest, the capital of Romania. We believe Romania is an ideal location to source IT delivery talent due to its educational infrastructure, large multi-lingual population, advanced technological infrastructure and flexible labor regulation. As of June 30, 2022, we also had approximately 3,884 IT professionals across our locations in Bosnia & Herzegovina, Bulgaria, Croatia, Moldova, North Macedonia, Poland, Serbia and Slovenia, which are countries that we believe offer many of the same benefits as Romania. To serve our North American clients, we had approximately 1,927 employees involved with delivery of our services across our ten Latin American delivery centers as of June 30, 2022, the majority of which are located in Argentina (734 employees) and Colombia (876 employees). We believe that the Latin American region as a whole has an abundant talent pool of individuals skilled in IT.
Employees at our close-to-client locations include our sales teams, as well as account management and other client-facing employees, which helps maintain quality and consistency in collaboration with our nearshore delivery teams.
In addition, we are highly focused on the security of our clients’ data and are certified to ISO 27001 standards.
Our Clients
As of June 30, 2022 we had 732 active clients, which we define as clients who spent money with us over the preceding 12-month period. Our clients are primarily enterprises based in the United Kingdom, European Union and United States. Our clients principally operate in the Payments and Financial Services and TMT verticals. We are also focused on growing our client base in other verticals, such as the consumer products, healthcare, mobility and retail verticals, and on providing services to our clients that span verticals.
During the fiscal years ended June 30, 2022, 2021 and 2020, our 10 largest clients based on revenue accounted for 33.8%, 34.9% and 38.1%, of total revenue, respectively.
We are focused on building deep, long-term relationships with our clients, which often begin with a discrete project and develop into larger engagements. We target clients to whom we believe we can demonstrate our deep understanding of technological trends and our capability to provide end-to-end ideation-to-production services.
Some of our representative clients by vertical include Backbase, Beazley, Pollinate, Rabobank, RSA and Worldpay in Payments and Financial Services; Adobe and BBC in TMT; and Maersk in Other.
Sales and Marketing
Our sales and marketing strategy is focused on driving revenue growth from existing and new clients. We run a single, highly integrated sales and marketing organization that comprises strategy, solutions and offers, marketing, lead generation, sales and account teams. As of June 30, 2022, we had 153 employees on our sales and marketing team located across our offices.
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
We have received various awards, including being:
•recognized once again in the Leader category of the IAOP Global outsourcing 100®, the annual listing of the world’s best outsourcing service providers.

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
We face competition primarily from:
•next-generation IT service providers, such as Globant S.A and EPAM Systems.
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
Facilities
Our corporate headquarters are located at 125 Broad Street, London EC2N 1AR, United Kingdom, where we lease approximately 1,000 square meters of office space. We provide services from delivery centers located in Argentina, Bosnia & Herzegovina, Bulgaria, Colombia, Croatia, Malaysia, Mexico, Moldova, North Macedonia, Poland, Romania, Serbia, Slovenia and Uruguay, and have additional offices in Australia, Austria, Canada, Denmark, Germany, Ireland, Singapore, the Netherlands, United Arab Emirates and the United States. We lease all of our facilities. We believe that our current facilities are suitable and adequate to meet our current needs and for the foreseeable future. Our delivery centers and offices as of June 30, 2022 are shown in the table below:

Location	Type/Use	Approximate Size(square meters)
Central Europe:
Bucharest, Romania	Delivery center	17,777
Chisinau, Moldova	Delivery center	12,223
Cluj, Romania	Delivery center	11,478
Belgrade, Serbia	Delivery center	6,346
Iasi, Romania	Delivery center	5,960
Sofia, Bulgaria	Delivery center	4,375
Ljubljana, Slovenia	Delivery center	4,240
Skopje, North Macedonia	Delivery center	3,162
Pitesti, Romania	Delivery center	1,835
Zagreb, Croatia	Delivery center	1,732
Brasov, Romania	Delivery center	1,695
Timisoara, Romania	Delivery center	1,426
Maribor, Slovenia	Delivery center	1,341
Sarajevo, Bosnia & Herzegovina	Delivery center	1,172
Split, Croatia	Delivery center	958
Kragujevac, Serbia	Delivery center	773
Osijek, Croatia	Delivery center	590
Targu Mures, Romania	Delivery center	518
Novi Sad, Serbia	Delivery center	295
Banja Luka, Bosnia & Herzegovina	Delivery center	269
Nis, Serbia	Delivery center	184
Cacak, Serbia	Delivery center	180
Mostar, Bosnia & Herzegovina	Delivery center	141
Gdansk, Poland	Delivery center	110
Nova Gorica, Slovenia	Delivery center	83
Suceava, Romania	Delivery center	80

Ruse, Bulgaria	Delivery center	78
Rijeka, Croatia	Delivery center	61
Plovdiv, Bulgaria	Delivery center	60
Varna, Bulgaria	Delivery center	50
Lodz, Poland	Delivery center	50
Warsaw, Poland	Delivery center	4
Western and Northern Europe:
Berlin, Germany	Office premises	2,035
London, United Kingdom	Office premises	1,490
Frankfurt, Germany	Office premises	489
Edinburgh, United Kingdom	Office premises	286
Copenhagen, Denmark	Office premises	25
Dublin, Ireland	Office premises	20
Utrecht, Netherlands	Office premises	15
Nottingham, United Kingdom	Office premises	15
Vienna, Austria	Office premises	5
Stuttgart, Germany	Office premises	5
Latin America:
Bogota, Colombia	Delivery center	3,272
Buenos Aires, Argentina	Delivery center	2,368
Medellin, Colombia	Delivery center	1,941
Montevideo, Uruguay	Delivery center	1,322
Rosario, Argentina	Delivery center	1,200
Cali, Colombia	Delivery center	556
Parana, Argentina	Delivery center	398
Monterrey, Mexico	Delivery center	50
North America:
Charlotte, North Carolina, USA	Office premises	2,245
Mendham, New Jersey, USA	Office premises	749
New York City, New York, USA	Office premises	478
Dallas, Texas, USA	Office premises	375
Atlanta, Georgia, USA	Office premises	45
Cary, North Carolina, USA	Office premises	15
Mandeville, Louisiana, USA	Office premises	14
Asia-Pacific:
Kuala Lumpur, Malaysia	Delivery center	50
Brisbane, Australia	Office premises	35
Sydney, Australia	Office premises	15
Middle East:
Dubai, UAE	Office premises	13

Our People
As of June 30, 2022, 2021 and 2020, we had 11,853, 8,883 and 6,624 employees (including directors), respectively. We have collective bargaining agreements with our employees in Romania. We believe our employee relations are good and we have not experienced any work stoppages. We vet our employees in accordance with the BS7858 screening standards.
At each date shown, we had the following employees (including directors), broken out by department and geography:

	As of June 30,
	2022	2021	2020
Employees (including directors) by function:
Employees Involved in Delivery of Our Services	10,844	8,059	5,969
Selling, General and Administrative	1,009	824	655
Total	11,853	8,883	6,624

Employees (including directors) by geography	Fiscal Year Ended June 30,
	2022	2021	2020
Western Europe(1)	602	493	448
Central Europe - EU Countries	6,093	4,469	3,368
Sub-total: Western Europe & Central Europe - EU Countries(1)	6,695	4,962	3,816
Central Europe - Non-EU Countries	2,842	2,361	1,810
Latin America	1,927	1,244	895
North America	348	311	103
Asia-Pacific	38	5	—
Middle East	3	—	—
Total	11,853	8,883	6,624
(1)    The increase in Western Europe from 2021 to 2022 includes acquired employees in connection with our acquisition of Business Agility Consulting in February 2022. This includes 45 employees in Western Europe.
We believe that our people are our most important asset. We provide Endavans with training to develop their technical and soft skills, in an environment where they are continually challenged and given opportunities to grow as professionals, and with tools and resources to innovate. Endava University and “Pass It On” are key elements of our training and development framework. Endava University provides classroom-based training and “Pass It On” uses apprenticeship and open sharing so that our people can grow by way of collective experiences and knowledge. Our employees also have career coaches to customize their integration into their respective teams and to help visualize their development and future. Through Endava Innovation Labs and other innovation events, our teams are encouraged to express their creativity in using next-generation technologies to build innovative solutions.
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
C. Organizational Structure
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
Item 4A. Unresolved Staff Comments
Not applicable.
Item 5. Operating and Financial Review and Prospects
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 20-F. This discussion, particularly information with respect to our future results of operations or financial condition, business strategy and plans and objectives of management for future operations, includes forward-looking statements that involve risks and uncertainties as described under the heading “Cautionary Statement Regarding Forward-Looking Statements” in this Annual Report on Form 20-F. You should review the disclosure under the heading “Risk Factors” herein for a discussion of important factors that could cause our actual results to differ materially from those anticipated in these forward-looking statements.

Overview
We are a leading next-generation technology services provider and help accelerate disruption by delivering rapid evolution to enterprises. We aid our clients in finding new ways to interact with their customers and users, enabling them to become more engaging, responsive and efficient. Using Distributed Enterprise Agile at scale, we collaborate with our clients, seamlessly integrating with their teams, catalyzing ideation and delivering robust solutions. Our approach to ideation comprises an empathy for user needs, curiosity, creativity and a deep understanding of technologies. From proof of concept, to prototype, to production, we use our engineering expertise to deliver enterprise platforms for our clients that are capable of handling millions of transactions per day. Our people, whom we call Endavans, synthesize creativity, technology and delivery at scale in multi-disciplinary teams, enabling us to support our clients from ideation to production.
Since our founding in 2000, we have expanded from a single office serving clients principally located in the city of London to a global enterprise serving clients across Asia-Pacific, Europe, the Middle East and North America. We provide services from our nearshore delivery centers, located in five European Union countries (Bulgaria, Croatia, Poland, Romania and Slovenia), four other Central European countries (Bosnia & Herzegovina, Moldova, North Macedonia, and Serbia), four countries in Latin America (Argentina, Colombia, Mexico, and Uruguay) and in Asia-Pacific (Malaysia). We have close-to-client locations in seven Western European countries (Austria, Denmark, Germany, Ireland, the Netherlands, Switzerland and the United Kingdom), two countries in North America (Canada and the United States), two countries in Asia-Pacific (Australia and Singapore) and in the Middle East (United Arab Emirates). As part of our acquisition of Lexicon on October 6, 2022, we acquired additional close-to-client offices in Australia and a new nearshore delivery center in Vietnam. As of June 30, 2022, we had 11,853 employees (including directors), approximately 51.4% of whom work in nearshore delivery centers in European Union countries. As of June 30, 2022, 2021 and 2020, we had 11,853, 8,883 and 6,624 employees (including directors), respectively. The breakdown of our employees (including directors) by geography is as follows for the periods presented:

Employees (including directors) by geography	Fiscal Year Ended June 30,
	2022	2021	2020
Western Europe(1)	602	493	448
Central Europe - EU Countries	6,093	4,469	3,368
Sub-total: Western Europe & Central Europe - EU Countries(1)	6,695	4,962	3,816
Central Europe - Non-EU Countries	2,842	2,361	1,810
Latin America	1,927	1,244	895
North America	348	311	103
Asia-Pacific	38	5	—
Middle East	3	—	—
Total	11,853	8,883	6,624
(1)    The increase in Western Europe from 2021 to 2022 includes acquired employees in connection with our acquisition of Business Agility Consulting in February 2022. This includes 45 employees in Western Europe.

As of June 30, 2022, we had 732 active clients, which we define as clients who paid us for services over the preceding 12-month period. Our clients principally operate in the Payments and Financial Services vertical and TMT vertical. We served clients in the geographies and key industry verticals, which are Payments and Financial Services, TMT and Other, as follows for the periods presented (by revenue):

Revenue by geography	Fiscal Year Ended June 30,
	2022	2021	2020
	(in thousands)
North America	£228,112	£140,085	£100,089
Europe	138,005	107,978	85,882
United Kingdom	270,844	187,045	155,507
RoW	17,796	11,190	9,472
Total	£654,757	£446,298	£350,950

Revenue by industry vertical	Fiscal Year Ended June 30,
	2022	2021	2020
	(in thousands)
Payments and Financial Services	£331,842	£226,391	£185,175
TMT	163,534	121,045	90,255
Other	159,381	98,862	75,520
Total	£654,757	£446,298	£350,950
We have achieved significant growth in recent periods. For the fiscal years ended June 30, 2022, 2021 and 2020 our revenue was £654.8 million, £446.3 million and £351.0 million, respectively, representing a compound annual growth rate of 36.6% over the three fiscal year period. We generated 41.4%, 41.9% and 44.3% of our revenue for the fiscal years ended June 30, 2022, 2021 and 2020, respectively, from clients located in the United Kingdom; we generated 21.1%, 24.2% and 24.5% of our revenue in each of those fiscal years, respectively, from clients located in Europe; and we generated 34.8%, 31.4% and 28.5% of our revenue in each of those fiscal years, respectively, from clients located in North America. The balance of revenue in each of those fiscal years comes from clients located in the Rest of World, or RoW. Our revenue growth rate at constant currency, which is a measure that is not calculated and presented in accordance with IFRS, for the fiscal years ended June 30, 2022, 2021 and 2020 was 47.6%, 29.6% and 21.0%, respectively. Over the last five fiscal years, 88.6% of our revenue, on average, each fiscal year came from clients who purchased services from us during the prior fiscal year.
Our profit before taxes was £102.4 million, £54.4 million and £23.4 million for the fiscal years ended June 30, 2022, 2021 and 2020, and our profit before taxes as a percentage of revenue was 15.6%, 12.2% and 6.7%, respectively, for the same periods. During the year ended June 30, 2020, we incurred £27.9 million of costs in connection with our non-recurring, discretionary employee bonus. The EBT funded the bonus through sales of our Class A ordinary shares. As previously disclosed, the EBT, whose beneficiaries are our employees, was holding certain Class A ordinary shares for sale in the event it decided to fund a discretionary cash bonus to our employees. Excluding the discretionary EBT bonus, profit before taxes for the fiscal year ended June 30, 2020 was £53.0 million, and profit before taxes as a percentage of revenue, 15.1%. The discretionary EBT bonus, along with other items, is excluded when presenting adjusted profit before taxes. There are no EBT bonus related costs during the year ended June 30, 2022 or the year ended June 30, 2021.
Our adjusted profit before taxes margin, or Adjusted PBT Margin, which is a measure that is not calculated and presented in accordance with IFRS, was 21.1%, 20.6% and 19.0%, respectively, for the fiscal years ended June 30, 2022, 2021 and 2020. See notes 1 and 6 in the section of this Annual Report on Form 20-F titled “Non-IFRS Measures and Other Management Metrics” for a reconciliation of revenue growth rate to revenue growth rate at constant currency and for a reconciliation of profit before taxes to Adjusted PBT, respectively, the most directly comparable financial measures calculated and presented in accordance with IFRS.

Recent Acquisitions
We have in the past pursued and plan to selectively pursue acquisitions focused on augmenting our core capabilities to enhance our expertise in new technologies and industry verticals and increase our geographic reach, while preserving our corporate culture and sustainably managing our growth.
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
In March 2021, we completed the acquisition of Levvel, headquartered in Charlotte, North Carolina. Levvel is an award-winning U.S. technology strategy, consulting and engineering firm focused on helping companies create sophisticated technology through human-centered problem-solving, rooted in deep industry expertise. Levvel brought to us the full suite of business domain knowledge, design prowess, and technical expertise to enable us to create success for clients across the entire project lifecycle. See note 15 to our consolidated financial statements appearing elsewhere in this Annual Report on Form 20-F for further information on our acquisition of Levvel.
In February 2022, we acquired BAC, a UK-based insurance software implementation specialist. The combination of BAC’s modern insurance platform expertise, combined with our broader technology capabilities and scale, creates a compelling proposition to capture transformative opportunities. See note 15 to our consolidated financial statements appearing elsewhere in this Annual Report on Form 20-F for further information on our acquisition of BAC.
In October 2022, we acquired Lexicon, headquarted in Melbourne, Australia. Lexicon is an Australian-based technology consulting, design and engineering firm who partners with clients to build new digital solutions or accelerate digital transformation programs across enterprise systems, products and IoT using an agile delivery methodology. The acquisition of Lexicon enhances our existing presence in Australia and provides a strong foundation for accelerated in-market growth. It also provides us with a nearshore delivery location in Vietnam, which complements our existing operations in Singapore and Malaysia. See note 33 to our consolidated financial statements appearing elsewhere in this Annual Report on Form 20-F for further information on our acquisition of Lexicon.
Key Factors Affecting Our Performance
We believe that the key factors affecting our performance and results of operations include our ability to:
Expand Relationships with Existing Clients
We are focused on continuing to expand our relationships with existing clients by helping them solve new problems and become more engaging, responsive and efficient. We have a demonstrated track record of expanding our work with clients after an initial engagement. In the 2021 and 2022 fiscal years, the number of clients that have a minimum annual spend with us of at least £1.0 million has grown from 85 to 134 and the average spend of our 10 largest clients was £15.6 million in the 2021 fiscal year and £22.2 million in the 2022 fiscal year. Our ability to increase sales to existing clients will depend on a number of factors, including the level of clients’ satisfaction with our services, changes in clients’ strategic priorities, changes in key client personnel or strategic transactions involving clients, pricing, competition and overall economic conditions.
Add New Clients across Industry Verticals and Geographies
As of June 30, 2022, 2021 and 2020, we had 732, 615 and 416 active clients, respectively. We believe that we have a significant opportunity to add new clients in our existing core verticals and geographies, and to expand our client base to new verticals and geographies.
We have established ourselves as a leader in delivering end-to-end ideation-to-production services in the Payments and Financial Services and TMT verticals. Clients in the Payments and Financial Services vertical contributed to 50.7% and 50.7% of our total revenue in the 2022 and 2021 fiscal years, respectively. Clients in the TMT vertical contributed 25.0% and 27.1% of our total revenue in the 2022 and 2021 fiscal years, respectively. Clients in other verticals contributed 24.3% and 22.2% of our total revenue in the 2022 and 2021 fiscal years, respectively. We believe that we continue to have a significant untapped opportunity in these sectors and we plan to leverage this experience to expand our vertical reach.
Attract, Retain and Efficiently Utilize Talent
We believe that our people are our most important asset. We grew our average operational headcount by 36.7% in the 2022 fiscal year and 23.3% in the 2021 fiscal year. We provide Endavans with training to develop their technical and soft skills in an environment where they are continually challenged and given opportunities to grow as professionals, and with tools and resources to innovate. However, there is significant competition for technology professionals in the geographic regions in which our delivery centers are located and we expect that such competition is likely to continue for the foreseeable future. Further, in order to maintain our gross margin, we must maintain favorable utilization rates among our existing IT professionals, which depends on our ability to integrate and train new employees, efficiently transition employees from completed projects to new assignments, forecast demand for our services, deploy employees with appropriate skills and seniority to projects and manage attrition rates.
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

Our management metrics may be calculated in a different manner than similarly titled metrics used by other companies.

	Fiscal Year Ended June 30,
	2022	2021 (Restated) (1)	2020 (Restated) (1)
	(pounds in thousands)
Revenue growth rate at constant currency(2)	47.6%	29.6%	21.0%
Average number of employees involved in delivery of our services(3)	9,492	6,943	5,633
Revenue concentration(4)	33.8%	34.9%	38.1%
Number of large clients(5)	134	85	65
Adjusted profit before taxes margin(6)	21.1%	20.6%	19.0%
Adjusted free cash flow(7)	£107,163	£82,660	£31,446
(1)    Restated to include the effect of IFRIC agenda decision on cloud configuration and customization costs (refer to note 3C of the Consolidated Financial Statements appearing elsewhere in this Annual Report on Form 20-F).
(2)    We monitor our revenue growth rate at constant currency. As the impact of foreign currency exchange rates is highly    variable and difficult to predict, we believe revenue growth rate at constant currency allows us to better understand the underlying business trends and performance of our ongoing operations on a period-over-period basis. We calculate revenue growth rate at constant currency by translating revenue from entities reporting in foreign currencies into British Pounds using the comparable foreign currency exchange rates from the prior period. For example, the average rates in effect for the fiscal year ended June 30, 2021 were used to convert revenue for the fiscal year ended June 30, 2022 and the revenue for the comparable prior period ended June 30, 2021, rather than the actual exchange rates in effect during the respective period. Revenue growth rate at constant currency is not a measure calculated in accordance with IFRS. While we believe that revenue growth rate at constant currency provides useful information to investors in understanding and evaluating our results of operations in the same manner as our management, our use of revenue growth rate at constant currency has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Further, other companies, including companies in our industry, may report the impact of fluctuations in foreign currency exchange rates differently, which may reduce the value of our revenue growth rate at constant currency as a comparative measure. The below table presents a reconciliation of revenue growth rate at constant currency revenue growth rate, the most directly comparable measure calculated and presented in accordance with IFRS.

	Fiscal Year Ended June 30,
	2022	2021	2020
	(pounds in thousands)
Revenue	£654,757	£446,298	£350,950
Revenue period-over-period growth rate	46.7%	27.2%	21.9%
Estimated impact of foreign currency exchange rate fluctuations	0.9%	2.4%	(0.9)%
Revenue growth rate at constant currency	47.6%	29.6%	21.0%

(3)    We monitor our average number of operational employees because we believe it gives us visibility into the size of both our revenue-producing base and our most significant cost base, which in turn allows us to better understand changes in our utilization rates and gross margins on a period-over-period basis. We calculate average number of operational employees as the average of our number of full-time employees involved in delivery of our services on the last day of each month in the relevant period.
(4)    We monitor our revenue concentration to better understand our dependence on large clients on a period-over-period basis and to monitor our success in diversifying our revenue base. We define revenue concentration as the percent of our total revenue derived from our 10 largest clients by revenue in each period presented.

(5)    We monitor our number of large clients to better understand our progress in winning large contracts on a period-over-period basis. We define number of large clients as the number of clients from whom we generated more than £1.0 million of revenue in the prior 12-month period.
(6)    We monitor our adjusted profit before taxes margin, or Adjusted PBT Margin, to better understand our ability to manage operational costs, to evaluate our core operating performance and trends and to develop future operating plans. In particular, we believe that the exclusion of certain expenses in calculating Adjusted PBT Margin facilitates comparisons of our operating performance on a period-over-period basis. Our Adjusted PBT Margin is our Adjusted PBT as a percentage of our total revenue. Our Adjusted PBT, is our profit before taxes adjusted to exclude the impact of share-based compensation expense, discretionary EBT bonus, amortization of acquired intangible assets, realized and unrealized foreign currency exchange gains and losses and net gain disposal of subsidiary. Share-based compensation expense, amortization of acquired intangible assets, unrealized foreign currency exchange gains and losses are non-cash expenses. We do not consider these excluded items to be indicative of our core operating performance. Adjusted PBT Margin is not a measure calculated in accordance with IFRS. While we believe that Adjusted PBT Margin provides useful information to investors in understanding and evaluating our results of operations in the same manner as our management, our use of Adjusted PBT Margin has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. For example, Adjusted PBT Margin does not reflect the potentially dilutive impact of share-based compensation nor does it reflect the potentially significant impact of foreign currency exchange rate fluctuations on our working capital. Further, other companies, including companies in our industry, may adjust their profit differently to capture their operating performance, which may reduce the value of Adjusted PBT Margin as a comparative measure. The following table presents a reconciliation of Adjusted PBT to profit before taxes, the most directly comparable financial measure calculated and presented in accordance with IFRS, for each of the periods indicated:

	Fiscal Year Ended June 30,
	2022	2021 (Restated) (1)	2020 (Restated) (1)
	(pounds in thousands)
Profit before taxes	£102,379	£54,368	£23,364
Share-based compensation expense	35,005	24,427	15,663
Amortization of acquired intangibles assets	10,823	6,725	4,075
Foreign currency exchange (gains) losses, net	(9,944)	6,546	(2,054)
Discretionary EBT bonus	—	—	27,874
Net gain on disposal of subsidiary	—	—	(2,215)
Adjusted PBT	£138,263	£92,066	£66,707
(7)    We monitor our adjusted free cash flow to better understand and evaluate our liquidity position and to develop future operating plans. Our adjusted free cash flow is our net cash provided by (used in) operating activities, plus grant received, less purchases of non-current tangible and intangible assets. For a discussion of grant received, see “Operating Results — Cost of Sales” below. Adjusted free cash flow is not a measure calculated in accordance with IFRS. While we believe that adjusted free cash flow provides useful information to investors in understanding and evaluating our liquidity position in the same manner as our management, our use of adjusted free cash flow has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Further, other companies, including companies in our industry, may adjust their cash flows differently to capture their liquidity, which may reduce the value of free cash flow as a comparative measure. The following table presents a reconciliation of adjusted free cash flow to net cash provided by operating activities, the most directly comparable financial measure calculated and presented in accordance with IFRS, for each of the periods indicated:

	Fiscal Year Ended June 30,
	2022	2021 (Restated) (1)	2020 (Restated) (1)
	(in thousands)
Net cash provided by operating activities	£120,719	£87,668	£37,877
Grant received	139	228	888
Purchases of non-current assets (tangible and intangible)	(13,695)	(5,236)	(7,319)
Adjusted free cash flow	£107,163	£82,660	£31,446

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
In the 2022, 2021 and 2020 fiscal years, our 10 largest clients contributed, in the aggregate, £221.5 million, or 33.8%, £155.9 million, or 34.9%, and £133.8 million, or 38.1%, of our total revenue, respectively. The following table shows the number of our clients by revenue on a trailing 12-month basis for the periods presented:

Revenue	Fiscal Year Ended June 30,
	2022	2021	2020
Over £5 Million	24	19	15
£2 - £5 Million	38	26	31
£1 - £2 Million	72	40	19
Less than £1 Million	598	530	351
Total	732	615	416
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
Gain on Sale of Subsidiary
On June 1, 2019, we entered into an agreement to sell Endava Technology SRL, or the Captive, to Worldpay and to terminate an option and transfer agreement that had been in effect between Endava and Worldpay. On August 31, 2019, the transaction was completed, and the employees of the Captive became employees of Worldpay.
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
Results of Operations
The following table sets forth our consolidated statements of comprehensive income data for the periods presented.

	Fiscal Year Ended June 30,
	2022	2021 (Restated) (1)	2020 (Restated) (1)
	(in thousands)
Consolidated Statements of Comprehensive Income Data:
Revenue	£654,757	£446,298	£350,950
Cost of sales:
Direct cost of sales(2)	(414,411)	(271,707)	(233,352)
Allocated cost of sales	(22,415)	(20,412)	(17,208)
Total cost of sales	(436,826)	(292,119)	(250,560)
Gross profit	217,931	154,179	100,390
Selling, general and administrative expenses(2)	(121,808)	(90,623)	(77,241)
Net impairment losses on financial assets	(739)	(4)	(3,169)
Operating profit	95,384	63,552	19,980
Net finance income/(expense)	6,995	(9,184)	1,169
Gain on sales of subsidiary	—	—	2,215
Profit before tax	102,379	54,368	23,364
Tax on profit on ordinary activities	(19,286)	(10,918)	(3,373)
Profit for the year and profit attributable to the equity holders of the Company	£83,093	£43,450	£19,991
(1) Restated to include the effect of IFRIC agenda decision on cloud configuration and customization costs (refer to note 3C of the Consolidated Financial Statements appearing elsewhere in this Annual Report on Form 20-F).

(2) Includes share-based compensation expense as follows:

	Fiscal Year Ended June 30,
	2022	2021	2020
	(in thousands)
Direct cost of sales	£21,899	£14,760	£8,941
Selling, general and administrative expenses	13,106	9,667	6,722
Total	£35,005	£24,427	£15,663

The following table sets forth our consolidated statements of comprehensive income data expressed as a percentage of total revenue:

	Fiscal Year Ended June 30,
	2022	2021 (Restated) (1)	2020 (Restated) (1)
Consolidated Statements of Comprehensive Income Data:
Revenue	100.0%	100.0%	100.0%
Cost of sales:
Direct cost of sales	(63.3)%	(60.9)%	(66.5)%
Allocated cost of sales	(3.4)%	(4.6)%	(4.9)%
Total cost of sales	(66.7)%	(65.5)%	(71.4)%
Gross profit	33.3%	34.5%	28.6%
Selling, general and administrative expenses	(18.6)%	(20.3)%	(22.0)%
Net impairment losses on financial assets	(0.1)%	—%	(0.9)%
Operating profit	14.6%	14.2%	5.7%
Net finance income/(expense)	1.1%	(2.1)%	0.3%
Gain on sale of subsidiary	—%	—%	0.6%
Profit before tax	15.6%	12.2%	6.7%
Tax on profit on ordinary activities	(2.9)%	(2.4)%	(1.0)%
Profit for the year and profit attributable to the equity holders of the Company	12.7%	9.7%	5.7%
(1) Restated to include the effect of IFRIC agenda decision on cloud configuration and customization costs (refer to note 3C of the Consolidated Financial Statements appearing elsewhere in this Annual Report on Form 20-F).
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
Comparison of the Years Ended June 30, 2022 and 2021
Revenue

	Year Ended June 30,		% Change
	2022	2021	2022 vs. 2021
	(pounds in thousands)
Revenue	£654,757	£446,298	46.7%
2022 Compared to 2021. Revenue for 2022 was £654.8 million, an increase of £208.5 million, or 46.7%, over 2021. In constant currency terms, revenue grew by 47.6% over 2021. We achieved significant growth in revenue across all verticals. Revenue from clients in the Payments and Financial Services vertical increased by £105.5 million, or 46.6%, to £331.8 million in 2022 from £226.4 million in 2021. Revenue from clients in the TMT vertical increased by £42.5 million, or 35.1%, to £163.5 million in 2022 from £121.0 million in 2021. Revenue from clients in our Other vertical also grew significantly, increasing by £60.5 million, or 61.2%, to £159.4 million in 2022 from £98.9 million in 2021. Revenue also grew across all geographies. Revenue from clients based in Europe increased by £30.0 million, or 27.8%, to £138.0 million in 2022 from £108.0 million in 2021. Revenue from clients based in the United Kingdom increased by £83.8 million, or 44.8%, to £270.8 million in 2022 from £187.0 million in 2021. Revenue from clients based in North America increased by £88.0 million, or 62.8%, to £228.1 million in 2022 from £140.1 million in 2021. Revenue from clients based in the RoW increased by £6.6 million, or 59.0%, to £17.8 million in 2022 from £11.2 million in 2021. Revenue from our top 10 clients in 2021 increased by £65.6 million, or 42.1%, to £221.5 million compared to £155.9 million in revenue from our top 10 clients in 2021.
Cost of Sales

	Year Ended June 30,		% Change
	2022	2021 (Restated) (1)	2022 vs. 2021
	(pounds in thousands)
Cost of sales
Direct cost of sales	£(414,411)	£(271,707)	52.5%
Allocated cost of sales	(22,415)	(20,412)	9.8%
Total cost of sales	£(436,826)	£(292,119)	49.5%
Gross margin	33.3%	34.5%
(1) Restated to include the effect of IFRIC agenda decision on cloud configuration and customization costs (refer to note 3C of the Consolidated Financial Statements appearing elsewhere in this Annual Report on Form 20-F).

2022 Compared to 2021. Total cost of sales increased by £144.7 million, or 49.5%, in 2022 compared to 2021. The increase consisted of a £142.7 million increase in direct cost of sales, as a result of increased personnel costs, which reflected an increase in the average number of employees involved in delivery of our services from 6,943 in 2021 to 9,492 in 2022. Grant income decreased by £0.1 million in 2022 compared to 2021 and research and development credits (in respect of innovative work we carried out for contract customers) increased by £0.4 million in 2022 compared to 2021. Included in the allocated cost of sales is the portion of depreciation and amortization expense attributable to the portion of our property and equipment and intangible assets utilized in the delivery of services to our clients. This increased by £2.0 million in 2022 compared to 2021, or 9.8% due to the increase in size of our delivery organization. Gross margin decreased to 33.3% in 2022 from 34.5% in 2021.
Selling, General and Administrative Expenses

	Year Ended June 30,		% Change
	2022	2021 (Restated) (1)	2022 vs. 2021
	(pounds in thousands)
Selling, general and administrative expenses	(121,808)	(90,623)	34.4%
% of revenue	(18.6)%	(20.3)%
(1) Restated to include the effect of IFRIC agenda decision on cloud configuration and customization costs (refer to note 3C of the Consolidated Financial Statements appearing elsewhere in this Annual Report on Form 20-F).

2022 Compared to 2021. Selling, general and administrative expenses increased by £31.2 million, or 34.4%, in 2022 compared to 2021.  The increase in total selling, general and administrative expenses is primarily related to an increase of £14.6 million in general and administrative expenses as a result of increased support functions costs in line with growth, with some improvements in back office cost efficiency. Sales and marketing expenses increased by £9.3 million. Depreciation and amortization increased by £3.9 million, or 44.4%, in 2022 compared to 2021, primarily as a result of a £4.1 million increase in amortization of acquired intangible assets acquired.  As a percentage of revenue, selling, general and administrative expenses decreased from 20.3% to 18.6%.

Net Impairment Losses on Financial Assets

	Year Ended June 30,		% Change
	2022	2021	2022 vs. 2021
	(pounds in thousands)
Net impairment losses on financial assets	£(739)	£(4)	18,375.0%
% of revenue	(0.1)%	—%
2022 Compared to 2021. Net impairment losses on financial assets increased by £0.7 million in 2022 compared to 2021. In fiscal year 2022, the aggregate charge was higher compared to fiscal year 2021 due to changes in debtor balances and client financial positions.

Net Finance Income/(Expense)

	Year Ended June 30,		% Change
	2022	2021	2022 vs. 2021
	(pounds in thousands)
Net finance income/(expense)	£6,995	£(9,184)	(176.2)%
% of revenue	1.1%	(2.1)%
2022 Compared to 2021. In 2022, we recognized net finance income of £7.0 million, which included a charge to lease interest of £1.1 million and a £9.9 million gain related to changes in foreign exchange rates.

Provision for Income Tax

	Year Ended June 30,		% Change
	2022	2021 (Restated) (1)	2022 vs. 2021
	(pounds in thousands)
Provision for income taxes	£(19,286)	£(10,918)	76.6%
(1) Restated to include the effect of IFRIC agenda decision on cloud configuration and customization costs (refer to note 3C of the Consolidated Financial Statements appearing elsewhere in this Annual Report on Form 20-F).

2022 Compared to 2021. Provision for income taxes increased by £8.4 million, or 76.6%, in 2022 compared to 2021. Our annual effective tax rate for 2022 was 18.8%, compared to an annual effective tax rate of 20.1% for 2021. The 2022 effective rate has benefited from the deductibility of the share based payment expense in Romania following a change to local accounting rules.
Comparison of the Years Ended June 30, 2021 and 2020

A comparison of fiscal years 2021 and 2020 can be found in Item 5.A—Operating Results” in our Annual Report on Form 20-F for the fiscal year ended June 30, 2021, which was filed with the SEC on September 28, 2021.
Fiscal year 2020 comparative information has been restated to include the effect of IFRIC agenda decision on cloud configuration and customization costs (refer to note 3C of the Consolidated Financial Statements appearing elsewhere in this Annual Report on Form 20-F for detailed impact).

B. Liquidity and Capital Resources.
Capital Resources
To date, we have financed our operations primarily through sales of information technology services, as well as borrowings under our revolving credit facilities and through our initial public offering, which we completed in July 2018. As of June 30, 2022, we had £162.8 million in cash and cash equivalents.
In October 2019, we entered into the Facility Agreement. The Facility Agreement is an unsecured revolving credit facility in the amount of £200 million with an initial period of three years, and it replaced a previous £50 million secured facility with HSBC UK Bank Plc. The Facility Agreement also provides for uncommitted accordion options for up to an aggregate of £75 million in additional borrowing. The Facility Agreement is intended to support the Company’s and its subsidiaries' future capital investments and development activities. In 2020, the Facility Agreement was extended by one year to mature in October 2023. In 2021, with respect to £170 million of the Multicurrency Revolving Credit Facility, the term of the arrangement was further extended through October 2024. Loans under the Facility Agreement bear interest, at our option, at a rate equal to either the SONIA rate, the EURIBOR rate, the USD LIBOR rate or the ROBOR rate, plus an applicable margin ranging from 0.8% to 1.50% per annum, based upon the net leverage ratio. Our obligations under the Facility Agreement are guaranteed by some of our subsidiaries. The Facility Agreement contains customary representations and warranties and customary affirmative and negative covenants applicable to the facility parties and our consolidated subsidiaries. Under the terms of the Facility Agreement, we are required to comply with net leverage ratio and interest coverage covenants. The Facility Agreement contains customary events of default. As of June 30, 2022, there was no amount outstanding under the £200 million primary facility apart from £18.5 million utilized for bank guarantees issued by HSBC UK Bank plc, and we were not in breach of any covenants.

Future Capital Requirements
We believe that our existing cash and cash equivalents, together with cash generated from our operations, will be sufficient to meet our working capital expenditure requirements for at least the next 12 months. Our future capital requirements will depend on many factors, including our growth rate and any acquisitions we may complete.
Material Contractual Obligations and Commitments
The following table summarizes our commitments to settle contractual obligations as of June 30, 2022 and the effect such obligations are expected to have our liquidity and cash flows:

	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years	Total
	(in thousands)
Lease liabilities	£11,898	£19,177	£14,056	£14,710	£59,841
Short-term leases	840	—	—	—	840
Leases contracted, but not yet commenced	1,247	5,243	4,201	2,634	13,325
Other long-term liabilities	—	—	—	500	500
Total	£13,985	£24,420	£18,257	£17,844	£74,506
As of June 30, 2022, we have property leases that expire at various dates through October 2031.

Cash Flows
The following table shows a summary of our cash flows for the years ended June 30, 2022, 2021 and 2020.

	Year Ended June 30,
	2022	2021 (Restated) (1)	2020 (Restated) (1)
	(in thousands)
Cash and cash equivalents at beginning of the year	£69,884	£101,327	£70,172
Net cash from operating activities	120,719	87,668	37,877
Net cash used in investing activities	(23,875)	(106,410)	(27,382)
Net cash (used in) / from financing activities	(5,078)	(11,920)	20,878
Effects of exchange rates on cash and cash equivalents	1,156	(781)	(218)
Cash and cash equivalents at end of the year	£162,806	£69,884	£101,327
(1) Restated to include the effect of IFRIC agenda decision on cloud configuration and customization costs (refer to note 3C of the Consolidated Financial Statements appearing elsewhere in this Annual Report on Form 20-F).
Operating Activities
Operating activities provided £120.7 million of cash in the year ended June 30, 2022, primarily from profit before tax of £102.4 million, a U.K. research and development credit received of £0.3 million and other non-cash items of £53.8 million, offset by tax paid of £14.0 million and net changes in working capital of £21.8 million. The net changes in working capital were primarily driven by a net increase in trade receivables and accrued income of £34.2 million and an increase in prepayments of £2.7 million, partially offset by increase in accruals of £5.2 million and increase in other liabilities (including VAT / sales tax and payroll related liabilities) of £9.1 million.
Operating activities provided £87.7 million of cash in the year ended June 30, 2021, primarily from profit before tax of £54.4 million, a U.K. research and development credit received of £2.9 million and other non-cash items of £54.9 million, offset by tax paid of £3.1 million and net changes in working capital of £21.4 million. The net changes in working capital were primarily driven by a net increase in trade receivables and accrued income of £24.0 million and a decrease in accruals of £1.2 million, partially offset by a decrease in prepayments of £1.3 million and an increase in trade payables and deferred income of £0.8 million.

Operating activities provided £37.9 million of cash in the year ended June 30, 2020, primarily from profit before tax of £23.4 million and other non-cash items of £28.2 million, offset by tax paid of £5.9 million and net changes in working capital of £7.8 million. The net changes in working capital were primarily driven by a net increase in trade receivables and accrued income of £11.9 million and an increase in prepayments of £3.2 million, partially offset by an increase in accruals of £4.3 million, an increase in VAT and payroll taxes payable of £2.1 million and an increase in deferred income of £0.8 million.
Investing Activities
Investing activities used £23.9 million of cash in the year ended June 30, 2022, including £4.8 million (net of cash acquired) to fund the acquisition of BAC, £2.1 million for settling the contingent consideration payable related to the acquisition of Five, £3.0 million for settling the contingent consideration payable related to the acquisition of Levvel and £0.4 million for the settlement of the Exozet deferred consideration payable and £14.0 million for purchases of property, plant and equipment relating to our delivery centers, partially offset by £0.1 million interest received on bank deposits and £0.3 million proceeds from disposal of non-current assets.
Investing activities used £106.4 million of cash in the year ended June 30, 2021, including £35.9 million (net of the cash acquired) to fund the acquisition of Levvel, £47.3 million (net of the cash acquired) to fund the acquisition of Comtrade Digital Services and £14.4 million (net of the cash acquired) to fund the acquisition of Five, £2.0 million for settling the deferred consideration payable related to the acquisition of Intuitus and £1.70 million for settling the deferred consideration payable from the acquisition of Exozet, £5.4 million for purchases of property, plant and equipment relating to our delivery centers, partially offset by £0.1 million interest received on bank deposits.

Investing activities used £27.4 million of cash in the year ended June 30, 2020, including £15.2 million (net of the cash acquired) to fund the acquisition of Exozet, £6.5 million (net of the cash acquired) to fund the acquisition of Intuitus, £1.6 million for settling the holdback amount and tax refund consideration from the acquisition of Velocity Partners, £7.4 million for purchases of property, plant and equipment relating to our delivery centers partially offset by the net proceeds of £2.7 million (net of cash disposed of) from sale of the Captive to Worldpay and £0.5 million interest received on bank deposits.
Financing Activities
Financing activities used £5.1 million of cash in the year ended June 30, 2022, including £8.9 million proceeds from issue of shares for settling option plans, £0.1 million in grants received from the Romanian, German and Croatian governments and proceeds from property subleases in Romania and Germany of £0.6 million, partially offset by £13.8 million repayment of lease liabilities and £0.9 million of interest payments.
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
D. Trend Information.
For a discussion of trends, see “Item 5.A—Operating Results” and “Item 5.B—Liquidity and Capital Resources.”
E. Critical Accounting Estimates
For a description of the critical accounting estimates, see note 3F to our consolidated financial statements appearing elsewhere in this Annual Report on Form 20-F.
Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management.
MANAGEMENT
Executive Officers and Directors
The following table sets forth certain information with respect to our executive officers and directors, including their ages as of September 30, 2022:

Name	Age	Position(s)
Executive Officers
John Cotterell	62	Chief Executive Officer, Director
Mark Thurston	58	Chief Financial Officer, Director
Rob Machin	49	Chief Operating Officer
Julian Bull	52	Chief Commercial Officer
Rohit Bhoothalingam	49	General Counsel

Non-Employee Directors
Trevor Smith	68	Chairman of the Board of Directors
Andrew Allan	66	Director
Sulina Connal	54	Director
Ben Druskin	54	Director
Kathryn Hollister(1)	63	Director
David Pattillo	62	Director
(1) Kathryn Hollister was appointed as a director, effective October 31, 2022.
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
Rohit Bhoothalingam has served as our General Counsel since March 2019. Prior to joining Endava, he served as the Associate General Counsel for VEON, a Nasdaq and Euronext-listed digital and telecommunications company from October 2016 until August 2018. From December 2008 to December 2014, Mr. Bhoothalingam was the General Counsel at London Mining Plc, a global mining company, and from December 2014 to July 2016, he served as Consulting General Counsel at London Mining Plc. Mr. Bhoothalingam studied law at Cambridge University and holds a Masters in Law from Georgetown University Law Center.
Non-Employee Directors
Trevor Smith has served as a member of our board of directors since June 2013 and as our chairman since July 2016. Prior to his retirement, Mr. Smith held various roles at Goldman, Sachs & Co., an investment bank, including Chief Information Officer for the EMEA Region from January 2000 to September 2009 and in a part-time Business Resiliency & Crisis Management and Special Project role from March 2010 until June 2013. Mr. Smith holds a B.Sc. in Economics from UCW Aberystwyth. Our board of directors believes that Mr. Smith’s experience in information technology and delivery of large projects provide him with the qualifications and skills to serve as a director.
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
Sulina Connal has served as a member of our board of directors since September 2019. Since April 2020, she has been working on partnerships at Google and is currently Managing Director of News and books Partnerships for EMEA. Previously, Ms. Connal served as the Director of Mobile and Connectivity Partnerships at Facebook from October 2017 to April 2020. Prior to that, from April 2014 until September 2017, she served as the Senior Vice President of Strategic Partnerships at Orange. Ms. Connal holds an M.A. from the University of Oxford. Our board of directors believes that Ms. Connal’s business experience provides her with the qualifications and skills to serve as a director.
Ben Druskin has served as a member of our board of directors since September 2017. Mr. Druskin retired from Citigroup in August 2017. From 2014 until his retirement, Mr. Druskin served as the Chairman of the Global Technology, Media and Telecom Investment Banking Group. Prior to becoming Chairman, Mr. Druskin was co-head of the Global Technology, Media and Telecom Investment Banking Group. Mr. Druskin has served as a member of the board of directors of Zensar Technologies since November 2017 and as a member of the board of directors of Global Synergy Acquisition Corp. between October 2020 and August 2022. Mr. Druskin holds a B.A. in Economics from Rutgers College and an M.B.A. in Finance from The Stern School of Business at New York University. Our board of directors believes that Mr. Druskin’s expertise in capital raising and mergers and acquisitions provide him with the qualifications and skills to serve as a director.
Kathryn Hollister has been appointed as a member of our board of directors, effective October 31, 2022. Since June 2021, Ms. Hollister has served as a member of the board of directors of Clear Secure, Inc. and as a member of the board’s audit and compensation committees. From March 2021 to May 2022, Ms. Hollister served as a member of the board of directors of First Solar, Inc. and as a member of the board’s audit and compensation committees. Ms. Hollister was an active partner at Deloitte for over 25 years until September 2020, where she served as the Chief Strategy Officer of Deloitte Global Tax and Legal practice from 2015 until 2019 and in a variety of leadership roles, including Chief Strategy Officer of Deloitte Tax LLP (USA), managing partner of the U.S. Business Tax Service line, and served both public and private clients. Ms. Hollister was a member of the Board of Directors of Deloitte

U.S. from 2008 to 2015 and of Deloitte’s Global Board of Directors from 2010 to 2015. In the community, Ms. Hollister served multiple academic and charitable organizations and currently serves on the boards of trustees of Duke University, University of Cincinnati Health Foundation, and the Cincinnati Museum Center. A lawyer (licensed, registered inactive, in State of Ohio) and a certified public accountant (licensed, active in the State of Ohio), Ms. Hollister holds a B.A. from Duke University and a J.D. from the University of Cincinnati College of Law. Our board of directors believes that Ms. Hollister’s business experience provides her with the qualifications and skills to serve as a director.
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
B. Compensation.
The following discussion provides the amount of compensation paid, and benefits in-kind granted, by us and our subsidiaries to our directors, executive officers and non-employee directors for services in all capacities to us and our subsidiaries for the fiscal year ended June 30, 2022, as well as the amount contributed by us or our subsidiaries into money purchase plans for the fiscal year ended June 30, 2022 to provide pension, retirement or similar benefits to our directors, members of our senior management and non-employee directors.
The following information on Directors’ remuneration has been prepared in accordance with disclosure requirements for the company as a “quoted company” under the Companies Act.
Compensation of Directors
The table below details compensation paid or payable to our directors during the financial year ended June 30, 2022, and in the case of Messrs. Cotterell and Thurston, our executive directors, reflects the compensation paid for services as members of our senior management. Ms. Hollister, who was appointed to the board, effective October 31 2022, received no remuneration in connection with the fiscal year ended June 30, 2022 and is therefore excluded from the table below.

£000s		Salary and fees	Benefits(1)	Pension(2)	Bonus(3)	Multi-year service variable(4),(5)	Total	Total fixed comp	Total variable compensation
Executive Directors
John Cotterell	2022	500	13	65	500	2,599	3,677	578	3,099
Mark Thurston	2022	250	10	20	269	1,037	1,586	280	1,306
Non-Executive Directors
Trevor Smith	2022	75	—	—	—	126	201	75	126
Andrew Allan	2022	55	—	—	—	126	181	55	126
Ben Druskin(6)	2022	53	—	—	—	126	179	53	126
David Pattillo(6)	2022	58	—	—	—	126	184	58	126
Sulina Connal	2022	55	—	—	—	126	181	55	126
(1) Messrs. Cotterell and Thurston receive a car allowance of £10,000 and £7,520 respectively, and also receive medical insurance, life assurance and income protection.
(2) Mr. Cotterell receives a Pension Allowance.

(3) Messrs. Cotterell and Thurston will receive the maximum bonus for the fiscal year ended June 30, 2022 in line with the remuneration policy of £500,000 and £269,000, respectively, which is payable in September 2022.

(4) For the Executive Directors, including the value of EIP awards granted on August 9, 2021, of which 100% qualifies for vesting based on performance up to June 30, 2022. These awards will vest in four equal tranches as described below. For the purpose of this table, awards have been valued using the share price on June 30, 2022 of £72.78.

(5) For the Non-Executive Directors, including the value of RSU awards granted on February 3, 2022. For the purpose of this table, awards have been valued using the share price at grant of £89.82.
(6) For the two Non-Executive Directors based in the United States, annual fees for 2022 have been converted to GBP using an exchange rate of 1:1.3298, which is the average exchange rate over the 2022 financial year.

Non-Executive Director Service Agreements

We engage independent directors using standard terms as set out in our template letter of appointment. Independent directors are engaged from the commencement date of the letter of appointment for an initial term, until the conclusion of our next annual general meeting. Under the service agreements, Mr. Allan and Mrs. Connal are entitled to receive an annual fee of £55,000, Mr. Smith is entitled to receive an annual fee of £75,000 effective from July 1, 2021, (£60,000 prior), Mr. Druskin is entitled to receive an annual fee of $70,000, and Mr. Pattillo is entitled to receive an annual fee of $77,000, in each case inclusive of fees payable for all duties. Our independent directors are generally entitled to receive restricted share units for each term of their engagement, at the remuneration committee’s sole discretion. Following termination of their appointment, independent directors are subject to a six-month non-competition restrictive covenant, a 12-month non-poach restrictive covenant and a 12-month non‑solicitation restrictive covenant and are not eligible to receive benefits upon termination.
Compensation of Executive Officers
For the fiscal year ended June 30, 2022, the aggregate compensation granted, accrued or paid to our non-director, executive officers for services in all capacities was £3.9 million. We do not set aside or accrue amounts to provide pension, retirement or similar benefits to members of our board of directors or executive officers.
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
2022 Annual Bonus
Annual bonuses for 2022 were subject to the Adjusted PBT performance measure. No bonus is payable unless a threshold level of performance was achieved. Payout levels are measured on a straight-line basis based on the outcome for Adjusted PBT between threshold and maximum.
The maximum PBT target was exceeded during the year, accordingly 100% of the bonus is payable (£500,000 and £269,000 to John Cotterell and Mark Thurston respectively).
For the fiscal year ended June 30, 2022, the aggregate amounts expected to be paid at the end of September 2022 to our non-director, executive officers under the Executive Bonus scheme is £0.65 million.
Outstanding Equity Awards, Grants and Option Exercises
Performance Share Units
Awards of Performance Share Units (PSUs) were made under the EIP to the Executive Directors on August 9, 2021, which were subject to a performance measure as described below. Awards vest in four equal tranches commencing October 31, 2022 and each year for three years thereafter.

Participant	Number of awards	Share price on date of grant(1)	Face value(2) $000	Date of grant	Date of vesting
John Cotterell[3]	35,713	$128.33	$4,583	August 9, 2021	Oct 31, 2022 to Oct 31, 2025
Mark Thurston[4]	14,243	$128.33	$1,828	August 9, 2021	Oct 31, 2022 to Oct 31, 2025
(1)     Based on the closing share price on the date of grant, equal to £92.53 when converted to GBP on the date of grant.
(2)     Based on the closing share price of $128.33 on the date of grant and multiplied by the number of shares under award.
(3)    £3,304,551 when converted to GBP on the date of grant.
(4)    £1,317,915 when converted to GBP on the date of grant.

PSU awards made on August 9, 2021 under the EIP were subject to multiple weighted performance metrics, related to Revenue (35% weighting), Adjusted PBT (40% weighting) and Order Book (25% weighting), independently measured over the 2022 financial year. The relevant portion of awards would vest subject to exceeding the threshold level set at the outset. Vesting is measured on a straight-line basis between threshold and maximum.
All three performance metrics were achieved during the year, and accordingly 100% of these awards will vest. The first tranche of the PSU awards will vest on October 31, 2022, with the remaining three tranches vesting on the October 31 in the three following years.

Restricted Share Units
Awards of Restricted Share Units (RSUs) were made under the EIP to the Non-Executive Directors on February 3, 2022
Awards vest subject to the participant remaining in service to the Company for the duration of the Appointment Period, which is the period of time from the participant’s appointment at the Company’s Annual General Meeting of Shareholders, or AGM, to the next AGM the following year.

Participant	Number of awards	Share price on date of grant(1)	Face value(2) $000	Date of grant	Date of vesting(3)
Trevor Smith	1,398	$121.84	$170	February 3, 2022	December 14, 2022
Andrew Allan	1,398	$121.84	$170	February 3, 2022	December 14, 2022
Ben Druskin	1,398	$121.84	$170	February 3, 2022	December 14, 2022
David Pattillo	1,398	$121.84	$170	February 3, 2022	December 14, 2022
Sulina Connal	1,398	$121.84	$170	February 3, 2022	December 14, 2022
(1)     Based on the closing share price on the date of grant (equal to £89.82 when converted to GBP on the date of grant).
(2)     Based on the closing share price on the date of grant and multiplied by the number of shares under award (equal to £125,569 when converted to GBP on the date of grant).
(3) Awards vest on October 31, 2022 or, if later, the date of the 2022 AGM (actual date to be confirmed), and will therefore vest (provisionally) on December 14, 2022.

Executive Directors’ Share Awards Outstanding at the 2022 Financial Year End

Award type	Held at June 30, 2021	Granted in year	Lapsed in year	Exercised in year	Held at June 30, 2022	Date of grant	Exercise price	Market price on exercise date(1)	Date from which exercisable	Date of expiry
John Cotterell
2018 EIP PSU(2)	45,000	—	—	22,500	22,500	July 26, 2018	—	£115.71	(3)	July 26, 2028
2019 EIP PSU(4)	41,841	—	—	13,947	27,894	July 31, 2019	—	£115.71	(5)	July 31, 2029
2020 EIP PSU(6)	45,360	—	—	11,340	34,020	September 16, 2020	—	£115.71	(8)	September 16, 2030
2021 EIP PSU(7)	—	35,713	—	—	35,713	August 9, 2021	—	—	(9)	August 9, 2031
2021 SS(11)	—	82	—	—	82	November 5, 2021	£92	—	December 1, 2024	December 1, 2031
Mark Thurston
LTIP	—	—	—	—	—	July 24, 2015	—	—	(10)	July 26, 2025
2018 EIP PSU(2)	22,500	—	—	11,250	11,250	July 26, 2018	—	£115.71	(3)	July 26, 2028
2019 EIP PSU(4)	20,921	—	—	6,973	13,948	July 31, 2019	—	£115.71	(5)	July 31, 2029
2020 EIP PSU(6)	22,680	—	—	5,670	17,010	September 16, 2020	—	£115.71	(8)	September 16, 2030
2021 EIP PSU(7)	—	14,243	—	—	14,243	August 9, 2021	—	—	(9)	August 9, 2031
2018 Sharesave	377	—	—	377	—	October 23, 2018	£19.07	£107.55	December 1, 2021	June 1, 2022
2021 SS(11)	—	82	—	—	82	November 5, 2021	£92	—	December 1, 2024	December 1, 2031
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

(5) Awards vest in four equal tranches from October 31, 2020 to October 31, 2023.

(6) These awards were subject to multiple weighted performance metrics over the 2021 financial year. The performance condition was met in full and as such 100% of this award will be eligible to vest.

(7) These awards were subject to multiple weighted performance metrics over the 2022 financial year as described above. The performance condition was met in full and as such 100% of this award will be eligible to vest.

(8) Awards vest in four equal tranches from October 31, 2021 to October 31, 2024.

(9) Awards vest in four equal tranches from October 31, 2022 to October 31, 2025.

(10) 40% of these LTIP awards were based on PBT performance up to the 2019 financial year. Performance criteria were met in full, and accordingly these awards were exercised in July 2020. The final 20% tranche of these awards vested in full on November 4, 2020 based on performance during the 2020 financial year.

(11)     ‘All-Employee’ Share Success discounted options (granted under the 2018 Equity Incentive Plan) on November 5, 2021. Vesting in December 2024, subject to continued employment condition only.

Directors’ Current Shareholdings and Interests in Shares
The table below provides details on the Directors' current shareholdings as well as their interests in outstanding share awards as of June 30, 2022. Ms. Hollister, who was appointed to the board, effective October 31, 2022, received no remuneration in connection with the fiscal year ended June 30, 2022 and is therefore excluded from the table below.

	Unconditionally-owned shares	Interests in share schemes(2)			Percentage of salary applicable to share ownership requirement(4)
		EIP	SS	Total
Executive Directors
John Cotterell	8,991,236(1)	120,127(3),	82	120,209	139,336%
Mark Thurston	24,192	56,451(3)	82	56,533	1,667%
Non-Executive Directors
Trevor Smith	71,293	1,398	—	1,398	—
Andrew Allan	220,000	1,398	—	1,398	—
Ben Druskin	46,458	1,398	—	1,398	—
David Pattillo	30,913	1,398	—	1,398	—
Sulina Connal	2,272	1,398	—	1,398	—
(1)      Of which 2,000,000 shares are held in trust.

(2)     Unless otherwise stated share scheme awards are not subject to performance conditions.

(3)     Including a number of EIP awards granted on July 26, 2018, of which 100% vested based on performance up to June 30, 2019. Including a number of EIP awards granted on July 31, 2019, of which 100% vested based on performance up to June 30, 2020. Including a number of EIP awards granted on September 16, 2020, of which 100% qualifies for vesting based on performance up to 30 June 2021. Including a number of EIP awards granted on August 9, 2021, of which 100% vested based on performance up to June 30, 2021. Performance conditions were satisfied in full.

(4)     This value includes all unconditionally-owned shares, plus the value of outstanding tranches of prior EIP awards that are subject to service conditions only (on a net of tax basis), valued using the share price at the end of the fiscal year of £76.94.

Executive Directors are required to build and maintain a shareholding to the value of 300% of salary within five years of appointment.

(5)     To date there has not been a formal shareholding requirement in place for Non-Executive Directors. However, as described within the Director’s Remuneration Report within the 2022 UK Annual Accounts, the proposed remuneration policy, which will be put to shareholders at the forthcoming AGM, will include a requirement to build and maintain a holding equivalent to $300,000.

Equity Compensation Arrangements
We have granted options and equity incentive awards under our (1) Endava Share Option Plan, or the Share Option Plan, (2) Joint Share Ownership Plan, or the JSOP, (3) 2015 Long Term Incentive Plan, or the 2015 Plan, (4) Non-Executive Director Long Term Incentive Plan, or the Non-Executive Director Plan, (5) the 2018 Equity Incentive Plan, or the 2018 Plan, (6) the 2018 Non-Employee Sub Plan, the 2018 Sub Plan, (7) the 2018 Sharesave Plan, the Sharesave Plan and (8) 2018 International Sub-Plan, or International Sharesave Plan. We refer to the Share Option Plan, the JSOP, the 2015 Plan, the Non-Executive Director Plan, the 2018 Plan, the 2018 Sub Plan, the Sharesave Plan and International Sharesave Plan together as the Plans. As of June 30, 2022, there were 2,338,924 Class A ordinary shares available for issuance under the Plans, 74,610 of which are held by the EBT.
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
Joint Share Ownership Plan
On June 28, 2011, our board of directors adopted the Joint Share Ownership Plan, or the JSOP. Under the JSOP, our executive directors and employees have the ability to acquire shares jointly with the trustees of the EBT, which operates in conjunction with the JSOP. The beneficiaries of the EBT are our employees, including former employees, and executive directors. The trustee of the EBT is Equiom (Guernsey) Limited, or the Trustee, which is an independent trustee. Awards under the JSOP are documented in individual JSOP agreements executed as deeds by the relevant participant, the Trustee and the company.
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
2015 Long Term Incentive Plan
On June 30, 2015, our board of directors adopted the 2015 Long Term Incentive Plan, or the 2015 Plan. Awards under the 2015 Plan may be in the form of a conditional right to acquire shares at no cost to the participant, or a Conditional Share Award, or an option to acquire shares with an exercise price which may be zero.
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
Non-Executive Director Long Term Incentive Plan
On June 21, 2017, our board of directors adopted the Non-Executive Director Long Term Incentive Plan, or the Non-Executive Director Plan. The aggregate number of shares over which Non-Executive Director Plan awards can be made is limited to such amounts as agreed by shareholders from time to time.

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
2018 Equity Incentive Plan
The 2018 Equity Incentive Plan, or the 2018 Plan, was adopted by our board of directors on April 16, 2018 and approved by our shareholders on May 3, 2018. The 2018 Plan allows for the grant of equity-based incentive awards to our employees, including employees who also serve as our directors. The material terms of the 2018 Plan are summarized below:
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
Shares Available for Awards
The maximum number of Class A ordinary shares that may be issued under our 2018 Plan as of June 30, 2022 is 5,901,405 which includes Class A ordinary shares reserved for issuance under our 2018 Non-Employee Sub-Plan described below. No more than 16,050,000 Class A ordinary shares may be issued under the 2018 Plan upon the exercise of incentive share options. In addition, the number of Class A ordinary shares reserved for issuance under our 2018 Plan will automatically increase on January 1 of each year, commencing on January 1, 2019 and ending on (and including) January 1, 2028, in an amount equal to 2% of the total number of shares outstanding on December 31 of the preceding calendar year. Our board may act prior to January 1 of a given year to provide that there will be no increase for such year or that the increase for such year will be a lesser number of Class A ordinary shares. Class A ordinary shares issued under the 2018 Plan may be authorized but unissued shares, shares purchased on the open market or treasury shares.

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
2018 Sharesave Plan
The 2018 Sharesave Plan, or the Sharesave Plan, was adopted by our board of directors on April 16, 2018 and approved by our shareholders on May 3, 2018. The Sharesave Plan is a U.K. tax advantaged share option plan and is intended to comply with the requirements of Schedule 3 to the Income Tax (Earnings and Pensions) Act 2003, or Schedule 3. The Sharesave Plan may be extended to award similar benefits to employees outside the United Kingdom. The material terms of the Sharesave Plan are summarized below:
Shares available for options
The maximum number of Class A ordinary shares that may be issued under our Sharesave Plan as of June 30, 2022 is 4,859,950 Class A ordinary shares, which includes Class A ordinary shares reserved for issuance under any overseas plan described below. In addition, the number of Class A ordinary shares reserved for issuance under our Sharesave Plan will automatically increase on January 1 of each year, commencing on January 1, 2019 and ending on (and including) January 1, 2028, in an amount equal to 2% of the total number of shares outstanding on December 31 of the preceding calendar year. Our board of directors may act prior to January 1 of a given year to provide that there will be no increase for such year or that the increase for such year will be a lesser number of Class A ordinary shares.
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
C. Board Practices
Composition of our Board of Directors
Our board of directors currently consists of eight members, which reflects the appointment of Ms. Hollister, effective October 31, 2022. Our board of directors has determined that six of our eight directors, Andrew Allan, Sulina Connal, Ben Druskin, Kathryn Hollister, David Pattillo and Trevor Smith, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under the rules of the New York Stock Exchange. There are no family relationships among any of our directors or senior management.
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
Audit Committee
The audit committee, which currently consists of Messrs. Allan, Pattillo and Smith, assists the board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. Mr. Pattillo serves as chairman of the committee. The audit committee consists exclusively of members of our board of directors who are financially literate, and Mr. Pattillo is considered an “audit committee financial expert” as defined by applicable SEC rules. Our board of directors has determined that all of the members of the audit committee satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The audit committee is governed by a charter that complies with New York Stock Exchange rules.
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
Remuneration Committee
The remuneration committee, which currently consists of Messr. Allan, Messr. Druskin, Ms. Hollister (as of her appointment, effective October 31, 2022) and Messr. Smith, assists the board of directors in determining executive officer compensation. Mr. Allan serves as chairman of the committee. Under SEC and New York Stock Exchange rules, there are heightened independence standards for members of the remuneration committee, including a prohibition against the receipt of any compensation from us other than standard board member fees. Although foreign private issuers are not required to meet this heightened standard with respect to all members, we have determined that all members meet this heightened standard.
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

Nominating and Corporate Governance Committee
The nominating and corporate governance committee, which currently consists of Messrs. Druskin and Smith, Ms. Connal and Ms. Hollister (as of her appointment, effective October 31, 2022), assists our board of directors in identifying individuals qualified to become members of our board of directors consistent with criteria established by our board of directors and in developing our corporate governance principles. Mr. Smith serves as chairman of the committee.
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
D. Employees
As of June 30, 2022, 2021 and 2019, we had 11,853, 8,883 and 6,624 employees (including directors), respectively. We have collective bargaining agreements with our employees in Romania. We believe our employee relations are good and we have not experienced any work stoppages. With respect to the ongoing COVID-19 pandemic, and its impact on our business, our priorities have been the health and well-being of our people and the protection of the jobs and incomes of our people. At the early stage of the pandemic, we rapidly moved to a work-from-home model, with almost 100% of our employees able to work from home. As vaccination efforts and reopening of businesses progress around the world, our workforce has transitioned to a hybrid working model. We anticipate that a significant number of our employees will continue to work from home at least part time, as part of this hybrid working model.

At each date shown, we had the following employees (including directors), broken out by department and geography:

	As of June 30,
	2022	2021	2020
Function:
Employees involved in delivery of our services	10,844	8,059	5,969
Selling, general and administrative	1,009	824	655
Total	11,853	8,883	6,624
Geography:
Western Europe(1)	602	493	448
Central Europe - EU Countries	6,093	4,469	3,368
Sub-total: Western Europe & Central Europe - EU Countries(1)	6,695	4,962	3,816
Central Europe - Non-EU Countries	2,842	2,361	1,810
Latin America	1,927	1,244	895
North America	348	311	103
Asia-Pacific	38	5	—
Middle East	3	—	—
Total	11,853	8,883	6,624
(1)    The increase in Western Europe from 2021 to 2022 includes acquired employees in connection with our acquisition of Business Agility Consulting in February 2022. This includes 45 employees in Western Europe.

E. Share Ownership.
For information regarding the share ownership of our directors and executive officers, see “Item 6.B.—Compensation—Outstanding Equity Awards, Grants and Option Exercises” and “Item 7.A—Major Shareholders.”
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders.
The following table sets forth the beneficial ownership of our shares as of September 30, 2022:
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
The percentage ownership and voting power information shown in the table is based upon 40,667,214 Class A ordinary shares and 16,097,612 Class B ordinary shares outstanding as of September 30, 2022.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include ordinary shares issuable pursuant to the vesting of restricted stock units and the exercise of share options that are either immediately exercisable or exercisable on or before November 29, 2022, which is 60 days after September 30, 2022. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. In addition, the total number of Class A ordinary shares in the table below does not give effect to the potential conversion of any Class B ordinary shares into Class A ordinary shares. See the section entitled “Key Provisions in our Articles of Association-Shares and Rights Attaching to Them-Share Conversion” and “Key Provisions in our Articles of Association-Shares and Rights Attaching to Them-Restrictions on Transfer” in Exhibit 2.3(a) to this Annual Report on Form 20-F (Description of Share Capital) for a discussion of the entitlement of holders of Class B ordinary shares to convert them into Class A ordinary shares and limitations on such entitlement. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.
Except as otherwise noted below, the address for persons listed in the table is c/o Endava plc, 125 Old Broad Street, London EC2N 1AR, United Kingdom.

	Class A Ordinary Shares Beneficially Owned		Class B Ordinary Shares Beneficially Owned		Total Voting Power †
	Shares	%	Shares	%	%
Name of Beneficial Owner
5% or Greater Shareholders
Alex Day(1)	1,563	*	2,051,766	12.8	10.2
Goran Stevanovic(2)	—	—	1,662,500	10.3	8.2
BAMCO Inc./Ronald Baron/Baron Capital Group, Inc.(3)	2,368,446	5.8	—	—	1.2
T. Rowe Price Associates, Inc. and related entities(4)	6,484,702	15.9	—	—	3.2

Executive Officers and Directors:
John Cotterell(5)	547,951	1.3	8,500,000	52.8	42.4
Mark Thurston(6)	47,396	*	4,250	*	*
Rohit Bhoothalingam(7)	8,999	*	—	—	—
Rob Machin(8)	24,667	*	224,534	1.4	1.1
Julian Bull(9)	67,378	*	461,204	2.9	2.3
Andrew Allan(10)	20,000	*	200,000	1.2	1.0
Sulina Connal(11)	2,272	*	—	—	—
Ben Druskin(12)	35,083	*	11,375	*	*
Kathryn Hollister(13)	—	—	—	—	—
David Pattillo(14)	19,538	*	11,375	*	*
Trevor Smith(15)	9,918	*	61,375	*	*
All current executive officers and directors as a group (11 persons)(16)	783,202	1.9	9,474,113	58.9	47.4
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
(1)    Includes 1,563 Class A ordinary shares issuable under the 2018 Plan, which are exercisable within 60 days of September 30, 2022. Does not give effect to the conversion of 683,922 Class B ordinary shares that may be converted by Mr Day into Class A Shares within 60 days of September 30, 2022.
(2)    Does not give effect to the conversion of 997,500 Class B ordinary shares that may be converted by Mr. Stevanovic into Class A Shares within 60 days of September 30, 2022.
(3)    Based solely on a Schedule 13G/A filed with the SEC on February 14, 2022. Consists of ADSs representing Class A ordinary shares held of record by BAMCO Inc., or BAMCO, Baron Capital Group, Inc., or BCG, Baron Capital Management, Inc., or BCM, and Ronald Baron, who have shared voting power and shared dispositive power over the shares. BAMCO and BCM are subsidiaries of BCG, and Ronald Baron owns a controlling interest in BCG. The principal business address for each of BAMCO, BCM, BCG and Ronald Baron is 767 Fifth Avenue, 49th Floor, New York, NY 10153.
(4)    Based solely on a Schedule 13G/A filed with the SEC on June 10, 2022. Consists of ADSs representing Class A ordinary shares. According to the filing, T. Rowe Price Associates, Inc., or Price Associates, has (i) sole voting power over 1,203,084 ADSs and (ii) sole dispositive power over 6,484,702 ADSs, and T. Rowe Price New Horizons Fund, Inc., or New Horizons Fund, has (i) sole voting power over 5,058,820 ADSs and (ii) sole dispositive power over zero ADSs. Price Associates does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client’s custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients which Price Associates serves as investment adviser. Any and all discretionary authority which has been delegated to Price Associates may be revoked in whole or in part at any time. Not more than 5% of the class of such securities is owned by any one client subject to the investment advice of Price Associates. With respect to securities owned by any one of the registered investment companies sponsored by Price Associates for which it also serves as investment adviser, or T. Rowe Price Funds, only the custodian for each of such T. Rowe Price Funds has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. No other person is known to have such right, except that the shareholders of each such Fund participate proportionately in any dividends and distributions so paid.. The address of Price Associates and New Horizons Fund is 100 E. Pratt Street, Baltimore, MD 21202.
(5)    Consists of (1) 6,500,000 Class B ordinary shares held directly by Mr. Cotterell and (2) 2,000,000 Class B ordinary shares held in a trust of which Mr. Cotterell is a trustee. Includes 56,715 Class A ordinary shares issuable under the 2018 Plan which are exercisable within 60 days of September 30, 2022. Excludes 63,494 Class A ordinary shares issuable under the 2018 Plan, none of which are exercisable within 60 days of September 30, 2022. Does not give effect to the conversion of 4,543,410 Class B ordinary shares that may be converted by Mr. Cotterell into Class A ordinary shares within 60 days of September 30, 2022.
(6)    Includes 27,454 Class A ordinary shares issuable under the 2018 Plan which are exercisable within 60 days of September 30, 2022. Excludes (1) 29,079 Class A ordinary shares issuable under the 2018 Plan, none of which are exercisable within 60 days of September 30, 2022. Does not give effect to the conversion of 2,550 Class B ordinary shares that may be converted by Mr. Thurston into Class A ordinary shares within 60 days of September 30, 2022.
(7)    Includes 8,999 Class A ordinary shares issuable under the 2018 Plan which are exercisable within 60 days of September 30, 2022. Excludes (1) 15,988 Class A ordinary shares issuable under the 2018 Plan and (2) 650 Class A ordinary shares issuable under the Sharesave Plan, none of which are exercisable within 60 days of September 30, 20222.
(8)    Includes 21,759 Class A ordinary shares issuable under the 2018 Plan which are exercisable within 60 days of September 30, 2022. Excludes (1) 22,694 Class A ordinary shares issuable under the 2018 Plan and (2) 831 Class A ordinary shares issuable under the Sharesave Plan, none of which are exercisable within 60 days of September 30, 2022.
(9)    Includes 21,759 Class A ordinary shares issuable under the 2018 Plan which are exercisable within 60 days of September 30, 2022. Excludes 22,694 Class A ordinary shares issuable under the 2018 Plan, none of which are exercisable within 60 days of September 30, 2022.
(10)    Excludes 1,398 Class A ordinary shares issuable under the 2018 Plan, none of which are exercisable within 60 days of September 30, 2022. Does not give effect to the conversion of 34,920 Class B ordinary shares that may be converted by Mr. Allan into Class A ordinary shares within 60 days of September 30, 2022.
(11)    Excludes 1,398 Class A ordinary shares issuable under the 2018 Plan, none of which are exercisable within 60 days of September 30, 2022.
(12)    Excludes 1,398 Class A ordinary shares issuable under the 2018 Plan none of which are exercisable within 60 days of September 30, 2022. Does not give effect to the conversion of 6,825 Class B ordinary shares that may be converted by Mr. Druskin into Class A ordinary shares within 60 days of September 30, 2022.
(13)    Ms. Hollister was appointed as a director, effective October 31, 2022 and does not hold any ordinary shares as of the date of this report.
(14)    Excludes 1,398 Class A ordinary shares issuable under the 2018 Plan, none of which are issuable within 60 days of September 30, 2022. Does not give effect to the conversion of 6,825 Class B ordinary shares that may be converted by Mr. Pattillo into Class A Shares within 60 days of September 30, 2022.

(15) Excludes 1,398 Class A ordinary shares issuable under the 2018 Plan, none of which are issuable within 60 days of September 30, 2022. Does not give effect to the conversion of 36,825 Class B ordinary shares that may be converted by Mr. Smith into Class A ordinary shares within 60 days of September 30, 2022.
(16)    Includes 136,686 Class A ordinary shares issuable under the 2018 Plan which are exercisable within 60 days of September 30, 2022. Excludes (1) 160,939 Class A ordinary shares issuable under the 2018 Plan, and (2) 1,481 Class A Shares issuable under the Sharesave Plan, none of which are exercisable within 60 days of September 30, 2022. Does not give effect to the conversion of 6,312,777 Class B ordinary shares that may be converted by the holders thereof into Class A ordinary shares within 60 days of September 30, 2022.

David Heron, Robert Spittal, Sarah Fraser, Norman Fraser, David Feltham and Simon Rust, each of whom beneficially owned more than 5% of our share capital as of August 31, 2019, have each ceased to be the beneficial owner of more than 5% of our share capital as of August 15, 2020. Based on a Schedule 13G filed with the SEC on February 11, 2021, Massachusetts Financial Services Company no longer beneficially owned more than 5% of our ordinary shares. Based on a Schedule 13G filed with the SEC on January 11, 2021, FMR LLC no longer beneficially owned more than 5% of our ordinary shares. To our knowledge, other than as disclosed above, no major shareholder has disclosed a significant change in its percentage ownership of our ordinary shares during the three years ended June 30, 2022.
Our Class B ordinary shares have 10 votes per share, and our Class A ordinary shares, which are the shares underlying the ADSs, each have one vote per share.
We are not aware of any arrangement whereby we are directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly, nor are we aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
Record Holders
As of September 30, 2022, 56,764,826 of our ordinary shares were issued and outstanding. To our knowledge, less than 1.0% of our total outstanding Class A ordinary shares were held by 19 record holders in the United States. As of September 30, 2022, to our knowledge, approximately 1.9% of our outstanding Class B ordinary shares are held by four record holders in the United States. Additionally, approximately 88.3% of our total outstanding Class A ordinary shares are held by a nominee of the depositary for the ordinary shares underlying our ADSs. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.
B. Related Party Transactions.
Certain Relationships and Related Party Transactions
The following is a summary of transactions since July 1, 2021 to which we have been a participant, and in which any of our then directors, executive officers or holders of more than 5% of any class of our voting securities at the time of such transaction, or any members of their immediate family, had or will have a direct or indirect material interest.
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

Transactions with Google
Since April 2020, one of our directors, Sulina Connal, has been employed by Google as Director of Product Partnerships for News, Web and Publishing for EMEA. In the ordinary course of its business, from time to time Endava enters into agreements for cloud service or other solutions provided by Google in connection with services provided by Endava to its clients. All transactions with Google were entered into on an arms-length basis. For the year ended June 30, 2022, the aggregate cost incurred by Endava to Google for such services was £0.5 million.
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
Dividend Distribution Policy
Our dividends are declared at the discretion of our board of directors. We declared an aggregate of £18.2 million in dividends during the fiscal year ended June 30, 2016. We did not pay any dividends in the fiscal years from 2017 to 2022 and do not anticipate paying any dividends for the foreseeable future. We intend to retain all available funds and any future earnings for use in the operation and expansion of our business. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors in compliance with applicable legal requirements and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, our strategic goals and plans to expand our business, applicable law and other factors that our board of directors may deem relevant. In addition, our revolving credit facility limits our ability to pay dividends, with certain exceptions. See “Risk Factors — We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our ADSs.”
B. Significant Changes
Since June 30, 2022, the following significant change has occurred:

On October 6, 2022, we completed the acquisition of Lexicon, headquartered in Melbourne, Australia. Lexicon is an Australian-based technology consulting, design and engineering firm who partners with clients to build new digital solutions or accelerate digital transformation programs across enterprise systems, products and IoT using an agile delivery methodology. Lexicon’s clients include Australia’s market leaders in the insurance and wealth management sectors and an array of companies in other sectors, including entertainment, retail, agribusiness and automotive. In the year ended June 30, 2022, 94% of Lexicon’s revenue was from Australian clients and 6% from the United States of America, with close to 90% of revenue from large corporates. As of October 6, 2022, Lexicon had 127 billable staff members in Australia and Vietnam.
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
C. Material Contracts
On August 17, 2020, Endava completed the acquisition of the CDS business by acquiring the total issued share capital of Comtrade CDS, digitalne storitve, d.o.o., a company registered in Slovenia, or CDS Slovenia, and Comtrade Digital Services d.o.o., a company registered in Serbia, or CDS Serbia. CDS Slovenia and CDS Serbia together own and operate (either directly or through subsidiaries) all of the trade and assets that comprise CDS. CDS was formerly a division of Comtrade Group B.V., or Comtrade. CDS is headquartered in Dublin, Ireland, has delivery centers across the Adriatic, and provides strategic software engineering services and solutions to clients in Europe and in the United States.

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
E. Taxation
U.S. Federal Income Tax Considerations for U.S. Holders
The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of our ADSs by U.S. Holders (as defined below). This discussion applies to U.S. Holders that hold our ADSs as capital assets for tax purposes. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, and the income tax treaty between the United Kingdom and the United States, or the Treaty, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. There can be no assurance the Internal Revenue Service, or the IRS, or a court will not take a contrary position to that discussed below regarding the tax consequences of the ownership and disposition of our ADSs. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances, or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks and certain other financial institutions, insurance companies, pension plans, cooperatives, persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities or governmental organizations, retirement plans, regulated investment companies, real estate investment trusts, grantor trusts, brokers, dealers or traders in securities, commodities, currencies or notional principal contracts, certain former citizens or long-term residents of the United States, persons who hold our ADSs as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or integrated investment, persons that received our ADSs pursuant to the exercise of employee stock options or otherwise as compensation for services, persons that have a “functional currency” other than the U.S. dollar, persons who are subject to the tax accounting rules of Section 451(b) of the Code, persons that own directly, indirectly or through attribution 10% or more (by vote or value) of our equity, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities, and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences, any U.S. federal estate, gift, or alternative minimum tax consequences or the potential application of the Medicare contribution tax on net investment income.
As used in this discussion, the term “U.S. Holder” means a beneficial owner of our ADSs that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.
If an entity treated as a partnership for U.S. federal income tax purposes holds our ADSs, the U.S. federal income tax consequences relating to an investment in our ADSs will depend upon the status and activities of such entity and the particular partner. Any such entity and a partner in any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it (and, as applicable, its partners) of the ownership and disposition of our ADSs.
U.S. Holders should consult their own tax advisors as to the particular tax consequences applicable to them relating to the ownership and disposition of our ADSs, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.
The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. Generally, a U.S. Holder of our ADS should be treated for U.S. federal income tax purposes as holding the Class A ordinary shares represented by the ADS. Accordingly, no gain or loss will be recognized upon an exchange of our ADSs for our Class A ordinary shares. The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the holder of the ADS’s beneficial ownership of the underlying security. Accordingly, the creditability of foreign taxes, if any, as described below, could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and us if, as a result of such actions, the holders of ADSs are not properly treated as beneficial owners of the underlying Class A ordinary shares.
U.S. Holders should consult their tax advisors regarding the U.S. federal, state, and local and non-U.S. tax consequences of the ownership and disposition of our ADSs in their particular circumstances.
Passive Foreign Investment Company Rules
In general, a corporation organized outside the United States will be treated as a passive foreign investment company, or PFIC, for any taxable year in which either (1) at least 75% of its gross income is “passive income,” or the PFIC income test, or (2) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income, or the PFIC asset test. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.
Although PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets, we believe we were not a PFIC for our 2021 tax year and we do not expect to be a PFIC for our current taxable year. There can be no assurance that we will not be a PFIC in future taxable years. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the Internal Revenue Service, or the IRS, will agree with our conclusion and that the IRS would not successfully challenge our position. Because of the uncertainties involved in establishing our PFIC status, our U.S. counsel expresses no opinion regarding our PFIC status.
If we are a PFIC in any taxable year during which a U.S. Holder owns our ADSs, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for ADSs, and (2) any gain recognized on a sale, exchange, or other disposition, including, under certain circumstances, a pledge, of our ADSs, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, (i) the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for our ADSs, (ii) the amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any taxable year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year, and (iii) the amount allocated to each other taxable year will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.
If we are a PFIC for any year during which a U.S. Holder holds our ADSs, we must generally continue to be treated as a PFIC by that holder for all succeeding taxable years during which the U.S. Holder holds our ADSs, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a valid “deemed sale” election with respect to our ADSs. If the election is made, the U.S. Holder will be deemed to sell our ADSs it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s ADSs would not be treated as shares of a PFIC unless we subsequently become a PFIC.
If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs and one of our non-U.S. subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Any of our non-United States subsidiaries that have elected to be disregarded as entities separate from us or as partnerships for U.S. federal income tax purposes would not be corporations under U.S. federal income tax law and accordingly, cannot be classified as lower-tier PFICs. However, a non-United States subsidiary that has not made the election may be classified as a lower-tier PFIC if we are a PFIC during your holding period and the subsidiary meets the PFIC income test or the PFIC asset test.
If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs, the U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our or ADSs if a valid “mark-to-market” election is made by the U.S. Holder for our ADSs. An electing U.S. Holder generally would take into account as ordinary income for each taxable year, the excess of the fair market value of our ADSs over the adjusted tax basis of such ADSs at the end of such taxable year. The U.S. Holder would also take into account, as an ordinary loss for each taxable year, the excess of the adjusted tax basis of such ADSs over their fair market value of such ADSs at the end of such taxable year, but only to the extent of any net mark-to-market gain previously included in income. The U.S. Holder’s tax basis in our ADSs would be adjusted annually to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange, or other disposition of our ADSs in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange, or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. If, after having been a PFIC for a taxable year, we cease to be classified as a PFIC because we no longer meet the PFIC income or the PFIC asset test, the U.S. Holder would not be required to take into account any latent gain or loss in the manner described above and any gain or loss recognized on the sale or exchange of the ADSs would be classified as a capital gain or loss.
A mark-to-market election is available to a U.S. Holder only if our ADSs are “marketable stock.” Generally, our ADSs will be considered marketable stock if they are “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Our ADSs will be marketable stock as long as they remain listed on the New York Stock Exchange and are regularly traded. A mark-to-market election will not apply to our ADSs for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any of our non-U.S. subsidiaries. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs notwithstanding the U.S. Holder’s mark-to-market election for our ADSs.
The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid “qualified electing fund,” or QEF, election. As we do not expect to provide

U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, U.S. holders should assume that a QEF election will not be available.
Each U.S. person that is an investor in a PFIC generally is required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.
The U.S. federal income tax rules relating to PFICs are very complex. U.S. Holders are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the ownership and disposition of our ADSs, the consequences to them of an investment in a PFIC, any elections available with respect to our ADSs if we were a PFIC, and all related information reporting obligations.
Distributions on Our ADSs
Subject to the discussion above under “—Passive Foreign Investment Company Rules,” a U.S. Holder that receives a distribution with respect to our ADSs generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by the U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s ADSs. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s ADSs, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions from us to be reported to them as dividends.
Distributions on our ADSs that are treated as dividends generally will constitute income from sources outside the United States and passive category income for U.S. foreign tax credit purposes. Recently issued U.S. Treasury regulations, which apply to foreign taxes paid or accrued in taxable years beginning on or after December 28, 2021, may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties. In lieu of claiming a U.S. foreign tax credit, a U.S. Holder may, at such U.S. Holder’s election, deduct foreign taxes in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming U.S. foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. The rules governing U.S. foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances.
Distributions paid on our ADSs will not be eligible for the “dividends received’’ deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations under the Code. Dividends paid by a “qualified foreign corporation’’ to non-corporate U.S. Holders are currently eligible, as “qualified dividend income,” for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income, provided that certain holding period and other requirements are met. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends in its particular circumstances. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “— Passive Foreign Investment Company Rules’’), we will not be treated as a qualified foreign corporation, and therefore the reduced capital gains tax rate described above will not apply.
A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation with respect to any dividend it pays on its shares or ADSs that are readily tradable on an established securities market in the United States. U.S. Holders should consult their tax advisors regarding the availability of the preferential capital gains tax rate on dividends paid by us. Distributions on our ADSs that are treated as dividends generally will be included in the income of a U.S. Holder of our ADSs on the date of the U.S. Holder’s actual or constructive receipt of such dividends. The amount of any dividend income that is paid in British Pounds will be the U.S. dollar amount calculated by reference to the exchange rate i

n effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt (actual or constructive), a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt (actual or constructive).
Sale, Exchange, or Other Taxable Disposition of Our ADSs
Subject to the discussion above under “—Passive Foreign Investment Company Rules,’’ a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange, or other disposition of our ADSs in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange, or other disposition and such U.S. Holder’s adjusted tax basis in the ADSs. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange, or other disposition, the ADSs were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale, exchange, or other disposition of our ADSs will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.
If the proceeds received by the U.S. Holder are not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received determined by reference to the spot rate of exchange on the date of the sale, exchange, or other disposition. However, if the ADSs are traded on an established securities market and the U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer that has made a special election to determine the amount realized using the spot rate on the settlement date (which must be consistently applied from year to year and cannot be changed without the consent of the IRS), the U.S. Holder will determine the U.S. dollar value of the amount realized in a non-U.S. dollar currency by translating the amount received at the spot rate of exchange on the settlement date of the sale, exchange, or other disposition. If the U.S. Holder is an accrual basis taxpayer that is not eligible to make or does not make the special election, the U.S. Holder will recognize foreign currency gain or loss to the extent of any difference between the U.S. dollar amount realized on the date of sale, exchange, or other disposition and the U.S. dollar value of the amount received at the spot rate of exchange on the settlement date of the sale, exchange, or other disposition.
Information Reporting and Backup Withholding
U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our ADSs, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). In addition, as described above under “— Passive Foreign Investment Company Rules,” each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.
Dividends on and proceeds from the sale or other disposition of our ADSs generally have to be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the U.S. Holder (1) fails to provide an accurate U.S. taxpayer identification number or otherwise establish a basis for exemption or (2) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.
U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.
EACH U.S. HOLDER IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN OUR ADSs IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE AND LOCAL TAX LAWS AND NON-U.S. TAX LAWS.

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
Except to the extent that the position of non-U.K. resident persons is expressly referred to, this guide relates only to persons who are resident (and, in the case of individuals, domiciled or deemed domiciled and to whom split-year treatment does not apply) for tax purposes solely in the United Kingdom and do not have a permanent establishment, branch, agency (or equivalent) or fixed base in any other jurisdiction with which the holding of the ADSs is connected, or U.K. Holders, who are absolute beneficial owners of the ADSs (where the ADSs are not held through an Individual Savings Account or a Self-Invested Personal Pension) and who hold the ADSs as investments.
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
Dividend income in excess of the tax-free allowance will (subject to the availability of any income tax personal allowance) be taxed at 8.75 per cent to the extent that the excess amount falls within the basic rate tax band, 33.75 per cent to the extent that the excess amount falls within the higher rate tax band and 38.1 per cent to the extent that the excess amount falls within the additional rate tax band.
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
F. Dividends and Paying Agents
Not applicable.
G. Statement by Experts
Not applicable.
H. Documents on Display
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
In the fiscal year ended June 30, 2022, 40.8% of our sales were denominated in the British Pound, 33.1% of our sales were denominated in U.S. dollars, 23.9% were denominated in Euros and the balance was in other currencies. Conversely, during the same time period, 57.4% of our expenses were denominated in Euros (or in currencies that largely follow the Euro, including the RON) and 14.0% in U.S. dollars. As a result, strengthening of the Euro relative to the British Pound and weakening of the U.S. dollar relative to the British Pound present the most significant risks to us. Any significant fluctuations in currency exchange rates may have a material impact on our business.
Prior to June 30, 2016, we entered into forward contracts to fix the exchange rate for inter-company transactions between the British Pound and the RON, with changes in the fair value of these forward contracts being recognized in profit or loss.
We have not engaged in the hedging of foreign currency transactions since the start of fiscal year 2017, although we may choose to do so in the future.
Interest Rate Risk
We had cash and cash equivalents of £162.8 million as of June 30, 2022, which consisted of readily available bank deposits in various currencies, principally Euro, U.S. Dollar, British Pound and RON. These investments earn interest at variable rates and, as a result, decreases in market interest rates would generally result in decreased interest income.
We also have a revolving credit facility that bears interest based on SONIA, EURIBOR and US Dollar LIBOR plus a variable margin. Changes in the applicable rate result in fluctuations in the required cash flows to service this debt. For example, a 1% (one hundred basis points) increase in the applicable market interest rate would result in an additional £2.0 million in interest expense if the maximum borrowable amount under the revolving credit facility was outstanding for the entire fiscal year.
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
Concentration of Credit and Other Risk
During the fiscal years ended June 30, 2022, 2021 and 2020, our 10 largest clients based on revenue accounted for 33.8%, 34.9%, and 38.1% of our total revenue, respectively.
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
Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of June 30, 2022. Based on this evaluation, management has concluded that our disclosure controls and procedures as of June 30, 2022 were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.
Management's Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d15(f) under the Exchange Act) and for the assessment of the effectiveness of our internal control over financial reporting. Management, with the participation of our chief executive officer (principal executive officer) and chief financial officer (principal financial officer), assessed our internal control over financial reporting based upon the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of June 30, 2022.

Our management has excluded Business Agility Consulting Ltd from its assessment of internal control over financial reporting as of June 30, 2022, as this company was acquired in February 2022. This company is included in our consolidated financial statements for the year ended June 30, 2022 and constituted £2.0m or 0.3% of total assets and £1.3m or 0.2% of revenue, respectively.
Attestation Report of the Registered Public Accounting Firm
Our independent registered public accounting firm, KPMG LLP, who audited the consolidated financial statements included in this annual report, have audited the effectiveness of the Company’s internal control over financial reporting as of June 30, 2022. KPMG LLP’s report is included below.
Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Endava Plc
Opinion on Internal Control Over Financial Reporting
We have audited Endava plc and subsidiaries’ (the Company) internal control over financial reporting as of June 30, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of June 30, 2022 and 2021, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended June 30, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated October 31, 2022, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ KPMG LLP
London, United Kingdom
October 31, 2022
Changes in Internal control over Financial Reporting
Other than the remediation of our previous material weakness discussed below, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.
Remediation of Previously Disclosed Material Weakness
In connection with the audit of our consolidated financial statements as of and for the year ended June 30, 2021, management identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. We identified that we do not conduct an effective risk assessment process over the design and implementation of process level controls regarding the impact of events after the reporting period on the allowance for credit losses related to trade receivables. This deficiency created a reasonable possibility that a material misstatement to the consolidated financial statements would not be prevented or detected on a timely basis.
To remedy our identified material weakness, we revised our risk assessment related to the impact of events after the reporting period on the allowance for credit losses related to trade receivables and implemented revised controls linked to tracking events occurring during the subsequent events period.

During the fiscal year ended June 30, 2022, management completed the design, implementation and testing of the newly designed and enhanced controls and determined that, as of June 30, 2022, these controls were appropriately designed and operating effectively to conclude the material weakness has been remediated.
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
Item 16C. Principal Accountant Fees and Services.
KPMG LLP has served as our independent registered public accounting firm since the fiscal year ended June 30, 2016. KPMG’s fees for professional services in fiscal years 2022 and 2021 were:

	Year Ended June 30,
	2022	2021
	(pounds in thousands)
Audit Fees(1)	£2,497	£2,370
Audit-Related Fees(2)	—	—
Tax fees(3)	—	—
All Other fees(4)	—	—
Total	£2,497	£2,370
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
(4) “All Other Fees” are any additional amounts for products and services provided by the principal accountant. There were no “Tax Fees” during 2021 or 2022.
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
Item 16F. Change in Registrant’s Certifying Accountant.
While there has been no change in the registrant’s certifying accountant, the Company announced on May 12, 2022 that it intends to propose to shareholders at its 2022 Annual General Meeting in December 2022 that PricewaterhouseCoopers LLP be appointed to serve as the Company’s U.K. statutory auditor and the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2023. This decision was taken following a competitive audit tender. KPMG LLP, or KPMG, the Company’s current independent registered public accounting firm, is expected to resign before the 2022 Annual General Meeting to be held in December 2022. Upon KPMG’s resignation, the Board of Directors will appoint PwC as the Company’s U.K. statutory auditor and independent registered public accounting firm, subject to shareholder approval at the 2022 Annual General Meeting.
During the fiscal years ended June 30, 2022 and 2021 and any subsequent interim period, KPMG has not issued any reports on the financial statements of the Company or on the effectiveness of internal control over financial reporting that contained an adverse opinion or a disclaimer of opinion, nor were the auditors’ reports of KPMG qualified or modified as to uncertainty, audit scope, or accounting principles, other than the material weakness in our internal control over financial reporting disclosed in Item 15 of our annual report on Form 20-F for the fiscal year ended June 30, 2021, filed with the SEC on September 28, 2021. The material weakness relates to the lack of an effective risk assessment process over the design and implementation of process level controls regarding the impact of events after the reporting period on the allowance for credit losses related to trade receivables. In addition, during the fiscal years ended June 30, 2022 and 2021 and any subsequent interim period, there has not been any disagreement over any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to KPMG’s satisfaction would have caused it to make reference to the subject matter of the disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto), or any “reportable event” as described in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.
We have provided KPMG with a copy of the foregoing disclosure and have requested that they furnish the Company with a letter addressed to the SEC stating whether they agree with such disclosure and, if not, stating the respects in which they do not agree. A copy of KPMG’s letter, dated October 31, 2022, in which KPMG states that they agree with such disclosure, is filed herewith as Exhibit 15.2.
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
Item 16H. Mine Safety Disclosure.
Not applicable.
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.
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

8.1*	Significant Subsidiaries of Endava plc
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of KPMG LLP, independent registered public accounting firm
15.2**	Letter from KPMG LLP to the Securities and Exchange Commission, dated October 31, 2022
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover page interactive data file (formatted as Inline XBRL and contained in Exhibit 101)
________________
*    Filed herewith.
**    Furnished herewith.

†    Certain portions of this exhibit have been omitted because they are not material and would likely cause competitive harm to the registrant if disclosed.

+    Indicates management contract or compensatory plan.

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Endava plc
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Endava plc and subsidiaries (the Company) as of June 30, 2022 and 2021, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three‑year period ended June 30, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three‑year period ended June 30, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of June 30, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated October 31, 2022, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Valuation of the fair value of customer relationship intangible assets acquired through business combinations

As discussed in Note 15 to the consolidated financial statements, during the year ended 30 June 2021, the Company consummated business combinations with Five and Levvel for a total consideration of £24.9 million and £46.2 million respectively. These business combinations resulted in the identification and recognition of customer relationship intangible assets totaling £21.4 million. The fair value of the customer relationship intangible assets relating to Five and Levvel were provisional as at 30 June 2021. The Company finalised the purchase price accounting during the current year in accordance with IFRS 3.

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

1.We evaluated the design of a certain internal control related to evaluation of fair value of customer relationship assets acquired through business combination with Five and Levvel.

2.We evaluated the expected future revenue growth used by the Company by comparing the assumptions used to the historical performance of the acquired entity and the Company itself, as well as to the revenue growth rates of peer companies and the industry as a whole.

3.We assessed the customer attrition rates based on historical data of the acquired entity and the Company itself, as well as to the attrition rate of peer companies.

4.We also involved a valuation professional with specialized skills and knowledge who assisted in evaluating the discount rates applied by comparing them to an independently developed range using publicly available market data for comparable entities.

Valuation of the allowance for credit losses of credit impaired customers related to trade receivables and accrued income

As discussed in Note 19 to the consolidated financial statements, the Company maintains a credit loss allowance (the allowance) of £4.0 million in respect of trade receivables and accrued income totaling £149.1 million as of June 30, 2022. The allowance is recorded based on the Company’s historical, observable default rates and is adjusted by a forward-looking estimate that includes consideration of macro-economic, customer segment, and customer specific trends and conditions. In the case of credit impaired customers, customer specific factors require evaluation to estimate the allowance for credit losses.

We identified the identification of credit impaired customers and the valuation of the allowance for credit losses of credit impaired customers related to trade receivables and accrued income as a critical audit matter because there is a high degree of subjective auditor judgement in assessing the assumptions used to determine the probability of the Company’s collection of receivables and accrued income. Specifically, it is highly judgmental to evaluate the effect of any customer dispute or the customer’s financing plans that may affect the ability of customers to pay billed and unbilled fees.

The primary procedures we performed to address this critical audit matter included the following. We evaluated the design of a certain internal control related to the allowance for credit losses. We evaluated customers with aged receivables balances over 60 days and other risk factors, such as customers having a payment plan due to credit risk, and inspected relevant underlying documentation, including the customer correspondence, financing plans and historical collection trends to assess whether the customer is credit impaired. For specific credit impaired customers, we inquired of relevant Company personnel to evaluate the rationale for establishing specific credit impairment allowances for trade receivables and accrued income. We obtained and inspected relevant underlying documentation, including customer correspondence, historical collection trends, age of trade receivables, and the customer’s financing plans to assess the Company’s estimated allowance for customers deemed to be credit impaired. We inspected the cash collected by the Company subsequent to year-end to assess the reasonableness of management’s estimate of the allowance for credit impaired customers.

/s/ KPMG LLP
We have served as the Company’s auditor since 2016.
London, United Kingdom
October 31, 2022

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the years ended 30 June 2022, 2021 and 2020

	Note	2022 £’000	2021 £’000 (Restated) (1)	2020 £’000 (Restated) (1)
Revenue	5	654,757	446,298	350,950
Cost of sales
Direct cost of sales		(414,411)	(271,707)	(233,352)
Allocated cost of sales		(22,415)	(20,412)	(17,208)
Total cost of sales		(436,826)	(292,119)	(250,560)
Gross profit		217,931	154,179	100,390
Selling, general and administrative expenses		(121,808)	(90,623)	(77,241)
Net impairment losses on financial assets	19	(739)	(4)	(3,169)
Operating profit	6	95,384	63,552	19,980
Finance expense	9	(3,142)	(9,305)	(1,940)
Finance income	10	10,137	121	3,109
Net finance income/(expense)		6,995	(9,184)	1,169
Gain on sale of subsidiary	6	—	—	2,215
Profit before tax		102,379	54,368	23,364
Tax on profit on ordinary activities	11	(19,286)	(10,918)	(3,373)
Profit for the year and profit attributable to the equity holders of the Company		83,093	43,450	19,991
Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		6,580	(9,782)	(2,240)
Total comprehensive income for the year attributable to the equity holders of the Company		89,673	33,668	17,751
Earnings per share (EPS):	13
Basic EPS		£1.48	£0.79	£0.37
Diluted EPS		£1.43	£0.76	£0.36
Weighted average number of shares outstanding - basic		56,272,036	55,220,298	53,423,575
Weighted average number of shares outstanding - diluted		58,018,200	57,050,613	56,065,080

The notes hereto form an integral part of these consolidated financial statements.

(1) Restated to include the effect of IFRIC agenda decision on cloud configuration and customisation costs (refer to note 3C for details).

CONSOLIDATED BALANCE SHEET
As of 30 June 2022 and 2021 and 1 July 2020

	Note	2022 £’000	2021 £’000 (Restated) (1)	2020 £’000 (Restated) (1)
Assets - Non-current
Goodwill	14	145,916	126,142	56,995
Intangible assets	16	56,189	62,256	33,112
Property, plant and equipment	17	21,260	13,324	12,747
Lease right-of-use assets	23	50,818	57,193	51,134
Deferred tax assets	12	17,218	20,080	14,750
Financial assets	19, 23	2,276	363	639
Total		293,677	279,358	169,377
Assets - Current
Trade and other receivables	19	162,671	118,303	82,614
Corporation tax receivable		2,309	938	2,922
Financial assets	23	392	563	584
Cash and cash equivalents		162,806	69,884	101,327
Total		328,178	189,688	187,447
Total assets		621,855	469,046	356,824
Liabilities - Current
Lease liabilities	23	11,898	13,543	11,132
Trade and other payables	20	98,252	78,528	58,599
Corporation tax payable		3,477	4,294	1,449
Contingent consideration	15	4,183	5,718	1,409
Deferred consideration	15	10,604	673	3,907
Total		128,414	102,756	76,496
Liabilities - Non-current
Lease liabilities	23	43,999	50,142	42,233
Deferred tax liabilities	12	10,826	10,124	5,861
Deferred consideration	15	1,062	9,370	—
Contingent consideration	15	4,331	—	—
Other liabilities		500	205	136
Total		60,718	69,841	48,230
Equity
Share capital	24	1,135	1,114	1,099
Share premium	27	9,152	247	221
Merger relief reserve		30,003	30,003	25,527
Retained earnings		398,102	278,839	210,409
Other reserves	27	(5,514)	(13,599)	(3,817)
Investment in own shares		(155)	(155)	(1,341)
Total		432,723	296,449	232,098
Total liabilities and equity		621,855	469,046	356,824
The notes hereto form an integral part of these consolidated financial statements.
(1) Restated to include the effects of IFRIC agenda decision on cloud configuration and customisation costs and to include the effect of revisions arising from provisional to final acquisition accounting for Five and Levvel (refer to note 3C for details).

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the year ended 30 June 2020

	Share capital £’000	Share premium £’000	Merger relief reserve £’000	Investment in own shares £’000	Retained earnings £’000	Capital redemption reserve £’000	Other reserves £’000	Foreign exchange translation reserve £’000	Total £’000
Balance at 30 June 2019 as previously reported	1,089	128	21,573	(1,847)	146,963	161	—	(1,738)	166,329
Change in accounting policy - net of tax (1)	—	—	—	—	(2,810)	—	—	—	(2,810)
Balance at 30 June 2019 as restated	1,089	128	21,573	(1,847)	144,153	161	—	(1,738)	163,519
Equity-settled share-based payment transactions	—	—	—	—	15,966	—	—	—	15,966
Issuance of shares related to acquisition	2	—	3,954	—	—	—	—	—	3,956
Sales of shares (EBT)	—	—	—	207	30,710	—	—	—	30,917
Exercise of options	8	93	—	299	(385)	—	—	—	15
Hyperinflation adjustment	—	—	—	—	(26)	—	—	—	(26)
Transaction with owners	10	93	3,954	506	46,265	—	—	—	50,828
Profit for the year as previously reported	—	—	—	—	21,410	—	—	—	21,410
Change in accounting policy - net of tax (1)	—	—	—	—	(1,419)	—	—	—	(1,419)
Profit for the year as restated	—	—	—	—	19,991	—	—	—	19,991
Other comprehensive income	—	—	—	—	—	—	—	(2,240)	(2,240)
Total comprehensive income for the year	—	—	—	—	19,991	—	—	(2,240)	17,751
Balance at 30 June 2020 as previously reported	1,099	221	25,527	(1,341)	214,638	161	—	(3,978)	236,327
Change in accounting policy - net of tax (1)	—	—	—	—	(4,229)	—	—	—	(4,229)
Balance at 30 June 2020 as restated	1,099	221	25,527	(1,341)	210,409	161	—	(3,978)	232,098
The notes hereto form an integral part of these consolidated financial statements.

(1) Restated to include the effect of IFRIC agenda decision on cloud configuration and customisation costs (refer to note 3C for details).

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the years ended 30 June 2022 and 2021

	Share capital £’000	Share premium £’000	Merger relief reserve £’000	Investment in own shares £’000	Retained earnings £’000	Capital redemption reserve £’000	Other reserves £’000	Foreign exchange translation reserve £’000	Total £’000
Balance at 30 June 2020 as restated	1,099	221	25,527	(1,341)	210,409	161	—	(3,978)	232,098
Equity-settled share-based payment transactions	—	—	—	—	25,977	—	—	—	25,977
Issuance of shares related to acquisition	1	—	4,476	—	—	—	—	—	4,477
Exercise of options	14	26	—	1,186	(1,186)	—	—	—	40
Hyperinflation adjustment	—	—	—	—	189	—	—	—	189
Transaction with owners	15	26	4,476	1,186	24,980	—	—	—	30,683
Profit for the year as previously reported	—	—	—	—	43,441	—	—	—	43,441
Change in accounting policy - net of tax (1)	—	—	—	—	9	—	—	—	9
Profit for the year as restated	—	—	—	—	43,450	—	—	—	43,450
Other comprehensive income	—	—	—	—	—	—	—	(9,782)	(9,782)
Total comprehensive income for the year	—	—	—	—	43,450	—	—	(9,782)	33,668
Balance at 30 June 2021 as previously reported	1,114	247	30,003	(155)	283,059	161	—	(13,760)	300,669
Change in accounting policy - net of tax (1)	—	—	—	—	(4,220)	—	—	—	(4,220)
Balance at 30 June 2021 as restated	1,114	247	30,003	(155)	278,839	161	—	(13,760)	296,449
Equity-settled share-based payment transactions	—	—	—	—	35,737	—	—	—	35,737
Issuance of shares related to acquisition	—	—	—	—	—	—	1,505	—	1,505
Exercise of options	21	8,905	—	—	—	—	—	—	8,926
Hyperinflation adjustment	—	—	—	—	433	—	—	—	433
Transaction with owners	21	8,905	—	—	36,170	—	1,505	—	46,601
Profit for the year	—	—	—	—	83,093	—	—	—	83,093
Other comprehensive income	—	—	—	—	—	—	—	6,580	6,580
Total comprehensive income for the year	—	—	—	—	83,093	—		6,580	89,673
Balance at 30 June 2022	1,135	9,152	30,003	(155)	398,102	161	1,505	(7,180)	432,723
The notes hereto form an integral part of these consolidated financial statements.
(1) Restated to include the effect of IFRIC agenda decision on cloud configuration and customisation costs (refer to note 3C for details).

CONSOLIDATED STATEMENT OF CASH FLOWS
For the years ended 30 June 2022, 2021 and 2020

	Note	2022 £’000	2021 £’000 (Restated) (1)	2020 £’000 (Restated) (1)
Operating activities
Profit for the year		£83,093	£43,450	£19,991
Income tax charge		19,286	10,918	3,373
Non-cash adjustments	28	53,799	54,850	28,148
Tax paid		(14,033)	(3,120)	(5,876)
UK research and development credit received		344	2,930	—
Net changes in working capital	28	(21,770)	(21,360)	(7,759)
Net cash from operating activities		120,719	87,668	37,877
Investing activities
Purchase of non-current assets (tangibles and intangibles)		(13,967)	(5,429)	(7,514)
Proceeds from disposal of non-current assets		272	193	195
Payment for acquisition of subsidiary, net of cash acquired		(10,364)	(101,258)	(23,306)
Proceeds from sale of subsidiary, net of cash disposed of		—	—	2,744
Interest received		184	84	499
Net cash used in investing activities		(23,875)	(106,410)	(27,382)
Financing activities
Proceeds from sublease		560	565	668
Repayment of borrowings		—	—	(956)
Repayment of lease liabilities		(13,805)	(11,828)	(9,903)
Grant received		139	228	888
Interest paid		(885)	(911)	(829)
Proceeds from sale of shares		—	—	30,917
Proceeds from exercise of options		8,913	26	93
Net cash (used in)/from financing activities		(5,078)	(11,920)	20,878
Net change in cash and cash equivalents		91,766	(30,662)	31,373
Cash and cash equivalents at the beginning of the year		69,884	101,327	70,172
Net foreign exchange differences		1,156	(781)	(218)
Cash and cash equivalents at the end of the year		£162,806	£69,884	101,327

The notes hereto form an integral part of these consolidated financial statements.

(1) Restated to include the effect of IFRIC agenda decision on cloud configuration and customisation costs (refer to note 3C for details).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.General Information
Reporting Entity
Endava plc (the “Company” and, together with its subsidiaries, the “Group” and each a “Group Entity”) is domiciled in London, United Kingdom. The address of the Company’s registered office is 125 Old Broad Street, London, EC2N 1AR. The Group’s expertise spans the entire ideation-to-production spectrum, creating value for our clients through creation of Product and Technology Strategies and Intelligent Digital Experiences, delivered via world-class engineering and through our broad technical capabilities, grouped into four key areas: Define, Design, Build and Run & Evolve.
These consolidated financial statements do not constitute the company's statutory accounts for the years ended 30 June 2022, 2021 or 2020.
2.Application Of New and Revised International Financial Reporting Standards (“IFRS”)
There are no new standards and amendments that have been applied for the first time in the Group’s annual reporting period commencing 1 July 2021.
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

3.Significant Accounting Policies
A.Statement of Compliance
The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorised for issue by the Board on 31 October 2022.
B.Basis of Preparation
The consolidated financial statements have been prepared on a historical cost basis, except where IFRS requires or permits fair value measurement.
The principal accounting policies adopted by the Group in the preparation of the consolidated financial statements are set out below.
C. Amendments to fiscal 2021 and 2020 comparative statements
Measurement period adjustments
During the reporting period, the acquisition accounting of both Five and Levvel was finalised during the measurement period. The comparative balance sheet as of 30 June 2021 has been revised to include the impact to the provisional amounts recognised. The following table described the impact on the fiscal 2021 reported financial statements:

		Adjustments
	2021 £’000 as reported	Five £’000	Levvel £’000	2021 £’000 as restated
Goodwill	124,417	(371)	2,096	126,142
Intangible assets	69,550	428	(2,096)	67,882
Trade and other payables	78,634	(106)	—	78,528
Deferred consideration	624	49	—	673
Deferred tax liabilities	10,010	114	—	10,124
For more details related to the measurement period adjustments, please refer to note 15.
Restatement of capitalisation of costs incurred in the implementation and enhancement of business systems built upon public cloud "software as a service" ("SaaS")
In April 2021, IFRIC issued an agenda decision on configuration and customisation costs in a cloud-computing arrangement relating to IAS 38 "Intangible Assets". In response, the Group's accounting policy on intangible assets has been updated, specifically to expense costs incurred in the implementation of business systems built upon software that is contracted on a SaaS basis and hosted in a public cloud where these do not give rise to an identifiable intangible asset that the Group controls. In limited circumstances, configuration and customisation costs may give rise to an identifiable intangible asset, for example, when code is created that is controlled by the entity.
This change in accounting policy is applied retrospectively. The Group's most significant configuration and customisation costs were incurred in the fiscal years 2017 to 2020, when Oracle ERP system was implemented. The following tables set out the impact of this accounting policy change on the comparative periods.

Consolidated statement of comprehensive income and EPS

30 June 2021	£’000 as reported	£’000 Adjustments	£’000 as restated
Allocated cost of sales	(20,758)	346	(20,412)
Total cost of sales	(292,465)	346	(292,119)
Gross profit	153,833	346	154,179
Selling, general and administrative expenses	(90,290)	(333)	(90,623)
Operating profit	63,539	13	63,552
Profit before tax	54,355	13	54,368
Tax on profit on ordinary activities	(10,914)	(4)	(10,918)
Profit for the year and profit attributable to the equity holders of the Company	43,441	9	43,450

Basic EPS	£0.79	£—	£0.79
Diluted EPS	£0.76	£—	£0.76

30 June 2020	£’000 as reported	£’000 Adjustments	£’000 as restated
Allocated cost of sales	(17,447)	239	(17,208)
Total cost of sales	(250,799)	239	(250,560)
Gross profit	100,151	239	100,390
Selling, general and administrative expenses	(75,110)	(2,131)	(77,241)
Operating profit	21,872	(1,892)	19,980
Profit before tax	25,256	(1,892)	23,364
Tax on profit on ordinary activities	(3,846)	473	(3,373)
Profit for the year and profit attributable to the equity holders of the Company	21,410	(1,419)	19,991

Basic EPS	£0.40	£(0.03)	£0.37
Diluted EPS	£0.38	£(0.02)	£0.36
Consolidated balance sheet

30 June 2021	£’000 as reported	£’000 Adjustments	£’000 as restated
Intangible assets	69,550	(5,626)	63,924
Deferred tax assets	18,674	1,406	20,080
Retained earnings	283,059	(4,220)	278,839

30 June 2020	£’000 as reported	£’000 Adjustments	£’000 as restated
Intangible assets	38,751	(5,639)	33,112
Deferred tax assets	13,340	1,410	14,750
Retained earnings	214,638	(4,229)	210,409

30 June 2019	£’000 as reported	£’000 Adjustments	£’000 as restated
Intangible assets	28,910	(3,747)	25,163
Deferred tax assets	9,550	937	10,487
Retained earnings	146,963	(2,810)	144,153
Consolidated statement of cash flows

30 June 2021	£’000 as reported	£’000 Adjustments	£’000 as restated
Operating activities
Profit for the year	43,441	9	43,450
Income tax charge	10,914	4	10,918
Non-cash adjustments	55,547	(697)	54,850
Net cash from operating activities	88,352	(684)	87,668

Investing activities
Purchase of non-current assets (tangibles and intangibles)	(6,113)	684	(5,429)
Net cash used in investing activities	(107,094)	684	(106,410)

30 June 2020	£’000 as reported	£’000 Adjustments	£’000 as restated
Operating activities
Profit for the year	21,410	(1,419)	19,991
Income tax charge	3,846	(473)	3,373
Non-cash adjustments	28,622	(474)	28,148
Net cash from operating activities	40,243	(2,366)	37,877

Investing activities
Purchase of non-current assets (tangibles and intangibles)	(9,880)	2,366	(7,514)
Net cash used in investing activities	(29,748)	2,366	(27,382)
The overall impact on the comparative financial statements for the year ended 30 June 2021 is the sum of the measurement period adjustments and the impact of the change in accounting policy.
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
The key assumptions determined at acquisition date concerning the future and other key sources of estimation uncertainty, that have a significant risk of causing a material adjustment to the fair value amounts at acquisition of assets and liabilities, are revenue growth rate, client attrition rate and discount rate. The Group based its assumptions and estimates on parameters available at the acquisition date.

Further detailed information in relation to business combinations is included in note 15 to the financial statements.
Recoverability of trade and other receivables
The Group initially recognises trade and other receivables at fair value, which is usually the original invoiced amount. They are subsequently carried at amortised cost using the effective interest method. The carrying amount of these balances approximates to fair value due to the short maturity of amounts receivable. Trade receivables are non-interest bearing and are generally on 30 to 90 day terms depending on the geographical territory in which sales are generated. The Group is aware that certain debts due to the Group may not be paid through the default of a small number of our customers. Accordingly, we recognise an expected credit loss allowance, which is deducted from the gross carrying amount of the receivable. The allowance is calculated by reference to credit losses expected to be incurred over the lifetime of the receivable. In estimating a loss allowance the Group considers historical experience and a forward-looking informed credit assessment relating to customer specific trends and conditions alongside other factors such as the current state of the economy and particular industry issues. The Group considers reasonable and supportable information that is relevant and available without undue cost or effort. Certain balances, where there was an objective evidence of credit impairment, have been provided for on an individual basis. The amount of expected credit losses is particularly sensitive to changes in circumstances and the assessment of the expected recoverability of specific credit impaired receivables. Significant changes in these assumptions could result in material changes in our estimate.
G. Going concern
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
The Group meets its day-to-day working capital requirements and medium-term funding requirements through its trading cash flows. At 30 June 2022, the Group had net assets of £432.7 million and net current assets of £199.8 million, of which £162.8 million was cash and cash equivalents. In addition, the Group has a currently unused revolving credit facility (RCF) of £200 million.
Endava has proven resilient to the COVID-19 impact in the marketplace, with constant currency revenue growth in the financial years ending 30 June 2020, 2021 and 2022 of 21.0%, 29.6% and 47.6% respectively. Two and a half years after the outbreak of COVID, Endava still sees strong demand for our digital transformation services.
The Directors have considered the business activities and the Group’s principal risks and uncertainties in the context of the current operating environment. This includes the associated risks with doing business in an environment with inflationary pressures and risk of recession increasing in certain markets, and the geo-political climate including the ongoing conflict in Ukraine, to which Endava has no direct exposure. The Directors have reviewed liquidity and modelled cash flow projections to produce a baseline forecast scenario.

The Directors have also considered sensitivities in respect of potential downside scenarios over and above the baseline scenario, and the mitigating actions available in concluding that the Group is able to continue in operation for a period of at least 12 months from the date of approval of these financial statements. The specific scenarios modelled include a downside scenario with a recession weakening the demand from January 2023 leading to stalling of sequential revenue growth for three quarters, and a severe but plausible downside scenario with a more significant recession impact leading to stalling/ severe impact on sequential revenue growth for five quarters, followed by a gradual recovery.

In the downside scenario, revenue over the forecast period is 9% lower than the baseline scenario, with some short-term cost mitigation associated with slower net hiring assumed during the three quarters of stalled revenue growth compared to the baseline scenario. The closing cash balance at the end of the forecast period is £55 million lower than the baseline scenario, but remains positive throughout the forecast period, and no draw-down from the RCF would be required.

In the severe but plausible downside scenario, revenue over the forecast period is 20% lower than the baseline scenario, and cost mitigation measures in the form of reduced hiring are assumed over the three quarters of declining and stalled revenue growth. The closing cash balance at the end of the forecast period is £103 million lower than the baseline scenario, but remains positive throughout the forecast period, and no draw-down from the RCF would be required.

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

As a result, given the strength of the underlying business performance, the level of cash in the business, the proven resilience of services during COVID-19 period, and ability to manage the cost base as required, the Directors support the continued going concern assumption. The Directors remain vigilant and ready to implement mitigation action in the event of a downturn in demand or an impact on operations.

The Directors are also not aware of any significant matters that occur outside the going concern period that could reasonably possibly impact the going concern conclusion. Having considered the outcome of these assessments, the Directors consider that the Group has adequate resources to continue in operation for the foreseeable future, being at least 12 months from the date of approval of these financial statements, and accordingly continue to adopt the going concern basis in preparing the financial statements.
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
Accounting standards are applied on the assumption that the value of money (the unit of measurement) is constant over time. However, when the rate of inflation is no longer negligible, a number of issues arise impacting the true and fair nature of the accounts of entities that prepare their financial statements on a historical cost basis. To address such issues, entities apply IAS 29 Financial Reporting in Hyperinflationary Economies from the beginning of the period in which the existence of hyperinflation is identified. Argentina was considered to be a hyperinflationary economy since July 1, 2018. The Company has recognised the effects of hyperinflation in their financial statements in every subsequent period. The Company also has a subsidiary in Venezuela that is considered a hyperinflationary economy but the functional currency of this company is the U.S. dollar.
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
• The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and
• The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding
Financial assets at amortised cost are subsequently measured using the effective interest rate (EIR) method and are subject to impairment. Gains and losses are recognised in profit or loss when the asset is derecognised, modified or impaired. The Group’s financial assets at amortised cost includes cash and cash equivalents, trade and substantially all other receivables.
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
iv) Impairment
The Group recognises an allowance for expected credit losses (ECLs) for trade receivables and contract assets. The Group applies the simplified approach available in IFRS 9. The allowance is calculated by reference to credit losses expected to be incurred over the lifetime of the receivable. In estimating a loss allowance we consider historical experience and a forward-looking informed credit assessment relating to customer specific trends and conditions alongside other factors such as the current state of the economy and particular industry issues. We consider reasonable and supportable information that is relevant and available without undue cost or effort. Certain balances, where there was an objective evidence of credit impairment, have been provided for on an individual basis.
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
The amount initially recognised for internally-generated assets is the sum of expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally-generated intangible asset can be recognised, development expenditure is recognised in profit or loss in the period in which it is incurred. Subsequent to initial recognition, intangible assets are reported at cost less accumulated amortisation and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.
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

Client relationship	1 - 10 years
Trade name	5 years
Supplier relationships	5 years
Non-compete agreement	3 years
Computer software	3 - 5 years
Licences	Shorter of licence period and up to 3 years
Software - own work capitalised	3 - 5 years
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

(iii)    Employee benefit trust
All assets and liabilities of the Endava Limited Guernsey Employee Benefit Trust (the “EBT”) have been consolidated in the consolidated financial statements as the Group has de facto control over the EBT’s net assets. Any assets held by the EBT cease to be recognised on the Consolidated Balance Sheet when the assets vest unconditionally in identified beneficiaries.
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

Under fixed-price contracts, the Group bills and collects periodically throughout the period of performance. Where the Group has an enforceable right to payment for performance to date, revenue is recognised as services are rendered using the input method based on costs incurred as a proportion of total costs expected to be incurred. This method of measuring progress faithfully depicts the transfer of the development services to the customer, as substantially all of these costs are the costs of Endava staff performing the work. In estimating the total cost to fully complete the development work, we consider our history with similar projects. In limited instances where final acceptance of a milestone deliverable is specified by the client and there is risk or uncertainty of acceptance, revenue is deferred until all acceptance criteria have been met and is recognised using the output method. For multi-year contracts, any deferral of revenue recognition does not generally span more than one accounting period.

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

Variable consideration usually takes the form of volume-based discounts, service level credits, price concessions or incentives. Determining the estimated amount of such variable consideration involves assumptions and judgment that can have an impact on the amount of revenues reported.

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
The Group has been granted government grants mainly for job creation and training in some European countries where delivery units are located. The grants received are not under complex fulfillment conditions and involve job creation and retention and provision of training services as per the agreements. During the reporting period, the Group received £0.1 million (2021: £0.2 million) from contracted government grants and there were no amounts repaid due to unfulfillment of conditions. The Group considers the risk of any material derecognition of grant income due to unfulfillment of conditions to be remote.
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
Geographical Information of Group’s Non-Current Assets
Geographical information about the Group's non-current assets (excluding deferred tax asset) is based on locations where the assets are accumulated:

	2022 £’000	2021 £’000 (Restated) (1)
United Kingdom	£33,771	£30,177
North America	74,508	67,877
Europe	151,213	146,414
RoW (2)	16,967	14,810
Total	£276,459	£259,278
(1) Restated to include the effects of IFRIC agenda decision on cloud configuration and customisation costs and to include the effect of revisions arising from provisional to final acquisition accounting for Five and Levvel (refer to note 3C for details).

(2) Rest of World (RoW)
5.Revenue
Set out below is the disaggregation of the Group’s revenue from contracts with customers by geographical market, based on where the services are delivered to customers:

	2022 £’000	2021 £’000	2020 £’000
United Kingdom	£270,844	£187,045	£155,507
North America	228,112	140,085	100,089
Europe	138,005	107,978	85,882
RoW	17,796	11,190	9,472
Total	£654,757	£446,298	£350,950
The Group’s revenue by industry sector is as follows:

	2022 £’000	2021 £’000	2020 £’000
Payments and Financial Services	£331,842	£226,391	£185,175
TMT	163,534	121,045	90,255
Other	159,381	98,862	75,520
Total	£654,757	£446,298	£350,950
The Group’s revenue by contract type is as follows:

	2022 £’000	2021 £’000	2020 £’000
Time and materials contracts	£522,857	£337,084	£305,766
Fixed price contracts	131,900	109,214	45,184
Total	£654,757	£446,298	£350,950
As at 30 June 2022, the undiscounted aggregate transaction value of revenue that has not been recognised relating to unsatisfied performance obligations was £177.0 million (30 June 2021: £101.9 million). This relates to fixed price contracts with forward contractual commitments. This revenue is expected to be recognised over the following time periods:

	2022 £’000	2021 £'000

Less than 1 year	£121,735	£51,865
1 to 2 years	22,656	18,514
2 to 3 years	13,631	11,971
More than 3 years	18,975	19,507
Total	£176,997	£101,857
The Company applies a practical expedient and does not disclose the value of unsatisfied performance obligations for contracts for which it recognises revenues at the amount to which it has the right to invoice for services provided.
Revenue recognised in fiscal 2022 relating to performance obligations that were satisfied, or partially satisfied, in previous years was not material.
6.Operating Profit

	2022 £’000	2021 £’000 (Restated) (1)	2020 £’000 (Restated) (1)
Operating profit is stated after charging/(crediting):
Depreciation of owned property, plant and equipment	6,634	5,086	4,795
Depreciation of assets held under finance leases	—	—	21
Depreciation of right-of-use assets	10,958	10,449	9,072
Impairment of right-of-use assets	214	1,697	—
Amortisation of intangible assets	11,163	7,215	4,363
Net gain on disposal of property, plant and equipment	(73)	(36)	(11)
Net gain on disposal of right-of-use asset	(187)	(56)	(23)
Net gain on disposal of subsidiary	—	—	(2,215)
Loss / (Gain) on derecognition of right-of-use assets sub-leased	132	—	(472)
Research and development expenditure credit	(2,211)	(2,642)	(1,600)
Government grants	(642)	(503)	(670)
Share-based compensation expense	35,005	24,427	15,663
Discretionary EBT bonus	—	—	27,874
Expected credit loss allowance on trade receivables	765	(30)	3,169
Expected credit loss allowance on accrued income	(26)	34	—
Operating lease costs:
Land and buildings	855	788	1,053
(1) Restated to include the effect of IFRIC agenda decision on cloud configuration and customisation costs (refer to note 3C for details).

Operating lease costs for the year ended 30 June 2022 include short-term lease rent (not in scope for IFRS 16), property taxes and other property related costs.
Disposal of Endava Technology SRL (the “Captive”)
Pursuant to an agreement entered into with Worldpay in November 2016, Endava granted Worldpay an option to acquire a captive Romanian subsidiary that Endava created and staffed for Worldpay. On June 1, 2019, Endava entered into an agreement to sell the Captive to Worldpay and to terminate the option and transfer agreement then existing between the parties. On August 31, 2019 the transaction was completed and the employees of the Captive became employees of Worldpay. Endava has agreed to provide Worldpay certain transition services under a Transition Services Agreement between Endava and Worldpay, which remains in place following the closing of the sale of the Captive. The aggregate selling price of the Captive was £3.6 million and the Group recognised a gain on disposal of subsidiary of £2.2 million in fiscal year 2020.
Auditor’s remuneration:
The Group recognised the following fees from its auditors in respect of the audit of the financial statements and for other services provided to the Group:

	2022 £’000	2021 £’000	2020 £’000
Audit of the financial statements	£925	£813	£840
Subsidiary local statutory audits	87	87	103
SOX attestation fees	1,485	1,470	832
Total audit fees	2,497	2,370	1,775
Total auditor’s remuneration	£2,497	£2,370	£1,775

7.Particulars of Employees (including Directors)

	2022 No.	2021 No.	2020 No.
Average number of staff employed by the group during the year (including directors):
Number of operational staff	9,492	6,943	5,633
Number of administrative staff	927	744	601
Number of management staff	7	8	8
Total	10,426	7,695	6,242

	2022 £’000	2021 £’000	2020 £’000
Aggregate payroll costs of the above were:
Wages and salaries	£363,879	£252,553	£222,918
Social security contribution	23,970	15,810	12,289
Pension contributions - defined contribution plan	9,353	4,944	3,999
Share-based compensation	35,005	24,427	15,663
Total	£432,207	£297,734	£254,869

8.Key Management Remuneration
The compensation of the members of our Board of Directors was:

	2022 £’000	2021 £’000	2020 £’000

Remuneration paid	£1,838	£1,411	£1,405
Company contribution to pension scheme	85	63	71
Share-based compensation	3,732	2,587	1,731
Total	£5,655	£4,061	£3,207

Emoluments of highest paid director:
Remuneration paid	£1,013	£713	£694
Company contributions to pension scheme	65	45	53
Share-based compensation	2,068	1,183	970
Total	£3,146	£1,941	£1,717
There was one director who was member of a pension scheme during the year (2021: 1; 2020: 2).
The highest paid director exercised 47,787 options during the year (2021:36,447, 2020: 22,500) and was granted 35,795 options under a long term incentive plan (2021:45,360, 2020: 55,788).
The total gains on the exercise of share options by the Directors amounted to £10.5 million (2021: £7.3 million).

9.Finance Expense

	2022 £’000	2021 £’000	2020 £’000
Running costs related to our revolving credit facility	£791	£863	£809
Interest payable on leases	1,126	1,176	1,066
Interest payable on leased vehicles	2	2	—
Foreign exchange loss	—	6,546	—
Other interest expense	381	416	16
Fair value movement of financial liabilities	842	302	49
Total	£3,142	£9,305	£1,940

10.Finance Income

	2022 £’000	2021 £’000	2020 £’000
Interest income on bank deposits	£181	£84	£497
Other interest income	7	20	58
Gain on derecognition of right-of-use assets sub-leased	—	—	472
Fair value movement of financial assets	7	17	30
Foreign exchange gain	9,942	—	2,052
Total	£10,137	£121	£3,109

11.Tax On Profit On Ordinary Activities
Analysis of charge / (credit) in the year

	2022 £’000	2021 £’000 (Restated) (1)	2020 £’000 (Restated) (1)
U.K. corporation tax based on the results for the year ended 30 June 2022 at 19% (2021 : 19%, 2020: 19%)	£7,970	£3,628	£1,088
Overseas tax	11,859	10,276	4,953
Adjustment in respect of prior periods	751	20	(788)
Current Tax	20,580	13,924	5,253
Deferred Tax	(1,294)	(3,006)	(1,880)
Total tax	£19,286	£10,918	£3,373
(1) Restated to include the effect of IFRIC agenda decision on cloud configuration and customisation costs (refer to note 3C for details) and making separate disclosure for the current tax adjustment in respect of prior periods.
The U.K. Corporation rate throughout the period was 19% (2021 : 19%).
A reduction in the UK corporation tax rate from 19% to 17% (effective 1 April 2020) was substantively enacted on 6 September 2016. The March 2020 Budget announced that a rate of 19% would continue to apply with effect from 1 April 2020, and this change was substantively enacted on 17 March 2020. An increase in the UK corporation rate from 19% to 25% (effective 1 April 2023) was substantively enacted on 24 May 2021. This will increase the Group’s future tax charge accordingly. The deferred tax balance as of 30 June 2022 (and 30 June 2021) has been calculated based on the substantively enacted rates at that date, reflecting the expected timing of reversal of the related temporary differences.
Reconciliation of the tax rate on group profits

	2022		2021 (Restated) (1)		2020 (Restated) (1)
	£’000	%	£’000	%	£’000	%
Profit on ordinary activities before taxation	£102,379		£54,368		£23,364
Profit on ordinary activities at U.K. statutory rate	19,452	19.0	10,330	19.0	4,439	19.0
Differences in overseas tax rates	(2,467)	(2.4)	(1,150)	(2.1)	(912)	(3.9)
Impact of share-based compensation	1,223	1.2	897	1.5	400	1.7
Utilisation of previously unrecognised tax losses	—	—	—	—	(97)	(0.4)
Nontaxable gain on sale of subsidiary	—	—	—	—	(421)	(1.8)
Other permanent differences	(1,359)	(1.3)	201	0.4	69	0.3
Adjustments related to prior periods	(502)	(0.5)	(300)	(0.6)	(221)	(0.9)
Tax on unremitted earnings/withholding tax on dividends	2,876	2.8	852	1.6	399	1.7
Impact of rate change on deferred tax	63	0.1	88	0.2	(283)	(1.2)
Total	£19,286	18.8%	£10,918	20.1%	£3,373	14.4%
(1) Restated to include the effect of IFRIC agenda decision on cloud configuration and customisation costs (refer to note 3C for details).

The other permanent differences of £1.4 million as at 30 June 2022 (30 June 2021: £0.2 million) are mainly related to certain expenses that are not expected to be tax deductible in any jurisdiction net of tax credits.
Tax on items charged to equity and statement of comprehensive income

	2022 £’000	2021 £’000	2020 £’000
Deferred tax - share-based compensation	£5,101	£(3,270)	£(1,015)
Current tax - share-based compensation	(8,290)	(6,639)	(2,821)
Total credit to equity and statement of comprehensive income	£(3,189)	£(9,909)	£(3,836)
Unremitted Earnings
The aggregate amount of unremitted profits at 30 June 2022 was approximately £108.0 million (2021: £71.4 million). The movement during the year reflects profits made in various territories outside of the United Kingdom and repatriation of such profits through various dividend payments to Endava plc. U.K. legislation relating to company distributions provides for exemption from tax for most repatriated profits. Deferred taxation of £4.4 million has been provided on these profits as at 30 June 2022 (2021: £2.1 million) and there are no temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognised.
12.Deferred Tax Assets and Liabilities
Deferred taxes arising from temporary differences and unused tax losses are summarised as follows:

Deferred tax 2022	At 1 July 2021 £’000 (Restated) (1)	Exchange Adjustments £’000	Credit / (Charge) to Profit and Loss £’000	Acquisition £’000	Credit to Equity £’000	At 30 June 2022 £’000
Accelerated capital allowances	£595	£—	£(161)	£—	£—	£434
Tax losses	2,987	355	285	—	—	3,627
Share-based compensation	13,143	—	1,802	—	(5,101)	9,844
Intangible assets	(6,824)	(30)	1,136	(290)	—	(6,008)
Other temporary differences	55	208	(1,768)	—	—	(1,505)
Total	£9,956	£533	£1,294	£(290)	£(5,101)	£6,392

Deferred tax 2021 (Restated 1)	At 1 July 2020 £’000	Exchange Adjustments £’000	Credit / (Charge) to Profit and Loss £’000	Acquisition £’000	Credit to Equity £’000	At 30 June 2021 £’000 (Restated) (1)
Accelerated capital allowances	£1,365	£—	£(770)	£—	£—	£595
Tax losses	899	(86)	2,174	—	—	2,987
Share-based compensation	8,885	—	988	—	3,270	13,143
Intangible assets	(2,920)	221	915	(5,040)	—	(6,824)
Other temporary differences	660	(43)	(301)	(261)	—	55
Total	£8,889	£92	£3,006	£(5,301)	£3,270	£9,956
(1) Restated to include the effects of IFRIC agenda decision on cloud configuration and customisation costs and to include the effect of revisions arising from provisional to final acquisition accounting for Five and Levvel (refer to note 3C for details).
All deferred tax movements arise from the origination and reversal of temporary differences. Deferred tax assets are recognised to the extent it is probable that taxable profits will be generated against which those assets can be utilised.

After offsetting deferred tax assets and liabilities where appropriate within territories, the net deferred tax comprises:

	2022 £’000	2021 £’000 (Restated) (1)
Deferred tax assets	17,218	20,080
Deferred tax liabilities	(10,826)	(10,124)
Net deferred tax	6,392	9,956
(1) Restated to include the effects of IFRIC agenda decision on cloud configuration and customisation costs and to include the effect of revisions arising from provisional to final acquisition accounting for Five and Levvel (refer to note 3C for details).
13.Earnings Per Share
Basic earnings per share
Basic EPS is calculated by dividing the profit for the year attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.

	2022 £’000	2021 £’000 (Restated) (1)	2020 £’000 (Restated) (1)
Profit for the year attributable to equity holders of the Company	83,093	43,450	19,991

	2022	2021	2020
Weighted average number of shares outstanding	56,272,036	55,220,298	53,423,575

	2022	2021 £’000 (Restated) (1)	2020 £’000 (Restated) (1)
Earnings per share - basic (£)	1.48	0.79	0.37
(1) Restated to include the effects of IFRIC agenda decision on cloud configuration and customisation costs and to include the effect of revisions arising from provisional to final acquisition accounting for Five and Levvel (refer to note 3C for details).
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

	2022 £’000	2021 £’000 (Restated) (1)	2020 £’000 (Restated) (1)
Profit for the year attributable to equity holders of the Company	83,093	43,450	19,991

	2022	2021	2020
Weighted average number of shares outstanding	56,272,036	55,220,298	53,423,575
Diluted by: options in issue and contingent shares	1,746,164	1,830,315	2,641,505
Weighted average number of shares outstanding (diluted)	58,018,200	57,050,613	56,065,080

	2022	2021 £’000 (Restated) (1)	2020 £’000 (Restated) (1)
Earnings per share - diluted (£)	1.43	0.76	0.36
(1) Restated to include the effects of IFRIC agenda decision on cloud configuration and customisation costs and to include the effect of revisions arising from provisional to final acquisition accounting for Five and Levvel (refer to note 3C for details).
Basic and diluted earnings per share calculated above are same for Class A and B shares as both have the same rights to share in profit for the period.

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorisation of these financial statements that would have an impact over the basic and diluted earnings per share for the reporting period.

14.Goodwill

2022	£’000
Cost
At 1 July 2021 (Restated) (1)	126,142
Acquired through business combinations	12,780
Effect of foreign exchange translations	6,994
At 30 June 2022	145,916

2021
Cost
At 1 July 2020	56,995
Acquired through business combinations (Restated) (1)	75,493
Effect of foreign exchange translations	(6,346)
At 30 June 2021 (Restated) (1)	126,142

Net book value
At 30 June 2022	145,916
At 30 June 2021 (Restated) (1)	126,142
(1) Restated to include the effects of revisions arising from provisional to final acquisition accounting for Five and Levvel (refer to note 3C for details).
The Group has one Cash Generating Unit (“CGU”) and accordingly goodwill is reported under one CGU. Goodwill acquired in a business combination is allocated, from the acquisition date, to the CGU that is expected to benefit from synergies of the combination and represents the lowest level within the entity at which the goodwill is monitored for internal reporting purposes.
During the financial year ended 30 June 2022, the Group acquired 100% of Business Agility Consulting Ltd. (“BAC”) voting rights and obtained control of BAC, which resulted in an increase in goodwill of £12.8 million. All goodwill is recorded in Sterling, being the local currency of the acquired company.
During the financial year ended 30 June 2021, the Group acquired 100% of Comtrade Digital Services business (“CDS”) voting rights and obtained control of CDS, which resulted in an increase in goodwill of £32.8 million. All goodwill is recorded in the local currency of the acquired companies as part of the CDS Group, split between Euro, Bosnian Convertible Marks and US Dollars, and it has been allocated to the Group CGU. The Group also completed the acquisition of Pet Minuta d.o.o. of Croatia and its U.S. subsidiary, Five Minutes Studio, Inc. (together “Five”), acquiring 100% of the voting rights and obtaining control. The transaction resulted in an increase in goodwill of £15.6 million (2021 provisional goodwill: £15.9 million). The goodwill amount recognised for Five is recorded in the local currency of the acquired companies, split between US Dollars and Croatian Kuna, and it has been allocated to the Group CGU. During the reporting period, the Group also completed the acquisition of Levvel LLC (“Levvel”), acquiring 100% of the voting rights and obtained control. The transaction resulted in an increase in goodwill of £27.2 million (2021 provisional goodwill: £25.1 million). The goodwill amount recognised for Levvel is recorded in US Dollars and has been allocated to the Group CGU.
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
For the year ended 30 June 2022, the Board reviewed the value of goodwill based on internal value in use calculations. The key assumptions for these calculations are discount rates and revenue growth rate. The growth rates for the analysed period are based on management’s expectations of the medium-term performance of the acquired businesses, planned growth market shares, industry forecasts and growth in the market. These calculations used five-year cash flow projections based on financial budgets approved by management and assumed a 1.5% terminal growth rate thereafter. The discount rate used of 13.5% for the 2022 impairment test (2021: 9.3%, 2020: 11.4%) represents the weighted average cost of capital (“WACC”) of the Group and is a pre-tax rate.
The market risk is reflected in the discount rate used through its components, cost of equity and cost of debt. The cost of equity is calculated using the Capital Asset Pricing Model (“CAPM”) and its formula includes the market return and the sensitivity of the Company to that market return. The WACC also includes the risk-free rate both in the calculation of the cost of equity and the cost of debt. If the market uncertainty increases, the risk-free rate would also increase to reflect this. Moreover, the market risk is also reflected through the determination of the cost of debt as the current market prices are included in the considered credit risk.
The key assumptions used in the assessments for the years ended 30 June 2022, 2021 and 2020 are as follows:

	2022	2021	2020
Revenue growth rate	25%	20%	20%
Discount rate	13.5%	9.3%	11.4%
Terminal growth rate	1.5%	1.5%	1.5%
Management’s impairment assessment for 2022, 2021 and 2020 indicates value in use substantially in excess of the carrying value of goodwill. Management therefore believes that no reasonably possible change in any of the above key assumptions would cause the carrying value of the unit to materially exceed its recoverable amount.
As at 30 June 2022, 2021 and 2020, there were no indicators of impairment that suggested that the carrying amount of the Group’s goodwill is not recoverable.
15.Business combinations
Acquisition of Business Agility Consulting
On 8 February 2022 (the “BAC Acquisition date”), the Group entered into a Share Purchase Agreement (the “BAC Purchase Agreement”) pursuant to which the Group acquired all of the issued and outstanding equity of Business Agility Consulting (“BAC”). BAC is a UK-based insurance software implementation specialist. The combination of BAC’s modern insurance platform expertise, combined with Endava’s broader technology capabilities and scale, creates a compelling proposition which is well placed to capture transformation opportunities.
The acquisition accounting of the BAC acquisition was considered final as at 30 June 2022.
The consideration includes elements of cash, equity and deferred and contingent consideration. The following table summarises the acquisition date fair values of each major class of consideration transferred:

£’000
Initial cash consideration	5,400
Equity consideration	1,505
Fair value of deferred consideration	1,225
Fair value of contingent consideration	6,901
Total consideration transferred	15,031
Under the BAC Purchase Agreement the Group paid the former equity holder of BAC a cash purchase price of £5.4 million. 15,874 Class A shares are to be issued to the Seller subject to a lock-up period with a fair value of equity consideration of £1.5 million, using a share price at acquisition date of £94.80. In addition, the Group recognised a fair value of £1.2 million deferred consideration attributed to a holdback amount, payable within 20 months of the acquisition date, out of which £0.2 million has been settled by the end of the reporting period. The deferred consideration is measured at amortised cost using the effective interest rate method. The fair value at the balance sheet date approximates to its carrying value.
The Group also recognised a fair value of £6.9 million of consideration contingent upon the fulfillment of certain earn-out conditions related to revenue and EBITDA of BAC during the earn-out period. Management estimated 95% payout of the contingent consideration in determining its fair value. The fair value was determined by applying an appropriate discount rate to the contingent consideration payouts based on projected levels of revenue and EBITDA. The discount rate used embeds the fulfilment risk included projections. Any subsequent revaluations to contingent consideration as a result of changes in such estimations are recognised in the consolidated income statement. At the balance sheet date, the earn-out performance indicators show that it is highly probable that the targets will be achieved and the fair value of the contingent consideration determined at 30 June 2022 reflects that.
Under the BAC Purchase Agreement, there are other amounts that are payable in future periods based on the continued service of certain BAC employees. £1.5 million worth of restricted share units under the 2018 Equity Incentive Plan were granted on completion of the acquisition, which vest over either a 4-year or 3-year period and are all subject to continued employment. A portion of the overall restricted share units is also subject to achievement of specific revenue and EBITDA goals over the earn-out period. As all restricted share units are based on continued

service provided to the post-combination entity, they have been excluded from consideration and will instead be accounted for as ongoing remuneration under IFRS 2.
The Company's allocation of the total purchase consideration amongst the net assets acquired is as follows:

£’000
Intangible assets	9
Intangible assets - Client relationships	1,240
Property, plant and equipment	12
Cash and cash equivalents	576
Trade and other receivables	930
Corporation tax receivable	115
Trade and other payables	(335)
Deferred tax liability	(296)
Fair value of net assets acquired	2,251
Other than intangible assets, the fair value approximates the carrying value of the net assets acquired.
Intangible assets subject to valuation include client relationships. The multi period excess earnings method (“MEEM”) was applied to determine the fair value of the client relationship intangible asset. The fair value determined under this approach is a function of the following: (1) future revenues expected to be generated by these assets and the profitability of these assets; (2) identification of the contribution of other tangible and intangible assets to the cash flows of these assets to apply an appropriate capital charge against the cash flows; and (3) determination of the appropriate risk-adjusted discount rate to calculate the present value of the stream of anticipated cash flows. An estimate was made by the Group regarding the amount of future revenues that could be attributed to BAC’s clients that existed as of the acquisition date. This revenue projection was based on management’s expectation of future revenue streams. As the estimate of fair value for the customer related asset is based on MEEM, consideration was given to contributions to earnings from “contributory assets” other than customer relationships, in order to isolate the cash flows attributable to the customer related asset inclusive of other assets. The after-tax residual cash flows attributable to existing customers were discounted to a present value.
Deferred tax
The deferred tax liability at acquisition on the client relationship was £0.3 million based on a book base of £1.2 million and a tax base of nil at the date of acquisition.
Goodwill
Goodwill arising from the acquisition has been recognised as follows:

£’000
Consideration transferred	15,031
Fair value of net assets acquired	(2,251)
Goodwill	12,780
The goodwill arising from the acquisition represents the knowledge and experience of the workforce, who are instrumental to securing future revenue growth, the new customer relationships anticipated to arise post-acquisition and synergies achievable by combining BAC’s expertise in the insurance field with Endava’s broader software engineering experience and market presence. There is no goodwill amount that is expected to be deductible for tax purposes.
Revenue and Loss of BAC from the BAC Acquisition Date to 30 June 2022:

£’000
Revenue	1,790
Loss	112

Management’s estimate of Revenue and Profit of BAC for the reporting period ended 30 June 2022 (had the acquisition occurred at the beginning of the reporting period):

£’000
Revenue	4,391
Profit	227
Acquisition Related Costs:

£’000
Legal and professional fees	292
Stamp duty	87
Total	379
Acquisition related costs are expensed as incurred and presented under selling, general and administrative expenses.

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
The acquisition accounting of Levvel was finalised in fiscal year 2022 during the measurement period. The adjustments from provisional to final acquisition accounting are presented below. The adjustments refer to the finalisation of the purchase price allocation during the measurement period.
The consideration includes elements of cash and deferred and contingent consideration. The following table summarises the acquisition date fair values for each major class of consideration transferred:

£’000
Initial cash consideration	39,364
Cash in Escrow	2,219
Fair value of deferred consideration	1,744
Fair value of contingent consideration	2,902
Total consideration transferred	46,229
Under the Levvel Purchase Agreement the Group paid the former equity holders of Levvel a cash purchase price of £39.4 million and placed £2.2 million in an Escrow account for the settlement of a U.S. Paycheck Protection Program (“PPP”) loan. In addition, the Company also recognised a fair value of £1.7 million of deferred consideration attributed to a holdback amount payable within 18 months of the acquisition date and a fair value of £2.9 million of consideration contingent upon the fulfillment of certain earn-out conditions related to revenue and EBITDA of Levvel during the earn-out period. The contingent consideration was settled in full during fiscal year 2022.
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
The Company's allocation of the total purchase consideration amongst the net assets acquired is as follows:

	Provisional £’000	Adjustments £'000	Final £'000
Intangible assets - Client relationships	14,710	(1,939)	12,771
Intangible assets	157	(157)	—
Property, plant and equipment	798	—	798
Right of use asset	1,948	—	1,948
Trade and other receivables	5,928	—	5,928
Cash and cash equivalents	5,707	—	5,707
Trade and other payables	(5,093)	—	(5,093)
Lease liabilities	(2,983)	—	(2,983)
Fair value of net assets acquired	21,172	(2,096)	19,076
Other than intangible assets, the fair value approximates the carrying value of the net assets acquired.
The MEEM was applied to determine the fair value of client relationship intangible asset. The fair value determined under this approach assumes a stream of cash flows generated from the relationships with customers and takes into account contributory asset charges (e.g. for the tangible assets, working capital and the workforce). An estimate was made by the Group regarding the amount of future revenues that could be attributed to Levvel’s clients that existed as of the acquisition date. This revenue projection was based on management’s expectation of future revenue streams. As the estimate of fair value for the customer related asset is based on MEEM, consideration was given to contributions to earnings from “contributory assets” other than customer relationships, in order to isolate the cash flows attributable to the customer related asset inclusive of other assets. The after-tax residual cash flows attributable to existing customers were discounted to a present value.
Goodwill
Goodwill arising from the acquisition has been recognised as follows:

	Provisional £’000	Adjustments £'000	Final £'000
Consideration transferred	46,229	—	46,229
Fair value of net assets acquired	(21,172)	2,096	(19,076)
Goodwill	25,057	2,096	27,153
The goodwill arising from the acquisition represents the knowledge and experience of the workforce, who are instrumental to securing future revenue growth and in the development of know-how, the revenue and cost synergies that are achievable and the growth opportunities that are available within the broader software engineering market. The entire value of the goodwill amount is expected to be deductible for tax purposes.
Revenue and Profit of Levvel from the Levvel Acquisition Date to 30 June 2021:

£’000
Revenue	11,639
Profit	1,192
Management’s estimate of Revenue and Profit of Levvel for the reporting period ended 30 June 2021 (had the acquisition occurred at the beginning of the reporting period):

£’000
Revenue	39,467
Profit	4,715
Acquisition related costs:

£’000
Legal and professional fees	1,074
Acquisition related costs are expensed as incurred and presented under selling, general and administrative expenses.
Acquisition of Pet Minuta d.o.o.
On 4 March 2021 (the “Five Acquisition Date”), the Group entered into a share purchase agreement (the “Five Purchase Agreement”) pursuant to which the Group acquired all of the issued and outstanding equity of Pet Minuta d.o.o. of Croatia and its U.S. subsidiary, Five Minutes Studio, Inc. (together “Five”). Five is a digital agency delivering a full spectrum of services, including product strategy, the design, build and delivery of digital experiences, and ongoing growth marketing using agile methodology combined with a scientific/metrics-driven approach to product design. Five has a team of 157 operational employees based in Brooklyn, NY and Croatia. The majority of its people are based in delivery centers in Croatia’s four largest cities.
The acquisition accounting of Five was finalised in fiscal year 2022 during the measurement period. The adjustments from provisional to final acquisition accounting are presented below. The adjustments refer to the finalisation of the purchase price allocation during the measurement period.
The consideration includes elements of cash, deferred and contingent consideration and equity consideration. The following table summarises the acquisition date fair values for each major class of consideration transferred:

	Provisional £’000	Adjustments £'000	Final £'000
Initial cash consideration	16,062	49	16,111
Fair value of equity consideration	4,478	—	4,478
Fair value of deferred consideration	2,653	—	2,653
Fair value of contingent consideration	1,725	—	1,725
Total consideration transferred	24,918	49	24,967
Under the Five Purchase Agreement the Group paid the former equity holders of Five a cash purchase price of £16.1 million. In addition, the Company issued 72,193 Class A ordinary shares in the form of ADSs to the sellers as part of the purchase price, with a fair value of £4.5 million using a share price at acqisition date of £62.02. The Company also recognised a fair value of £2.7 million of deferred consideration attributed to a holdback amount payable within 24 months of the acquisition date and a fair value of £1.7 million of consideration contingent upon the fulfillment of certain earn-out conditions related to Revenue and EBITDA of Five during the earn-out period. The contingent consideration was settled in full during fiscal year 2022.
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
The Company's allocation of the total purchase consideration amongst the net assets acquired is as follows:

	Provisional £’000	Adjustments £'000	Final £'000
Intangible assets - Client relationships	8,253	428	8,681
Property, plant and equipment	310	—	310
Financial assets	33	—	33
Right of use asset	915	—	915
Trade and other receivables	2,250	—	2,250
Cash and cash equivalents	1,423	—	1,423
Trade and other payables	(1,235)	106	(1,129)
Corporation tax payable	(318)	—	(318)
Lease liabilities	(915)	—	(915)
Deferred tax liability	(1,730)	(114)	(1,844)
Fair value of net assets acquired	8,986	420	9,406
Other than intangible assets, the fair value approximates the carrying value of the net assets acquired.
The MEEM was applied to determine the fair value of client relationship intangible asset. The fair value determined under this approach assumes a stream of cash flows generated from the relationships with customers and takes into account contributory asset charges (e.g. for the tangible assets, working capital and the workforce). An estimate was made by the Group regarding the amount of future revenues that could be attributed to Five’s clients that existed as of the acquisition date. This revenue projection was based on management’s expectation of future revenue streams. As the estimate of fair value for the customer related asset is based on MEEM, consideration was given to contributions to earnings from “contributory assets” other than customer relationships, in order to isolate the cash flows attributable to the customer related asset inclusive of other assets. The after-tax residual cash flows attributable to existing customers were discounted to a present value.
Deferred tax
The deferred tax liability at acquisition date on the client relationship was £1.6 million based on a book base of £8.7 million and a tax base of £nil at the date of the acquisition. An additional deferred tax liability of £0.3 million was recognised on unremitted earnings as at the date of acquisition.
Goodwill
Goodwill arising from the acquisition has been recognised as follows:

	Provisional £’000	Adjustments £'000	Final £'000
Consideration transferred	24,918	49	24,967
Fair value of net assets acquired	(8,986)	(420)	(9,406)
Goodwill	15,932	(371)	15,561
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
Acquisition related costs are expensed as incurred and presented under selling, general and administrative expenses.
Acquisition of Comtrade Digital Services
On 17 August 2020 (the “CDS Acquisition Date”), the Group entered into a Share Purchase Agreement (the “CDS Purchase Agreement”) pursuant to which the Group acquired all of the issued and outstanding equity of Comtrade CDS, digitalne storitve, d.o.o., a company registered in Slovenia, and Comtrade Digital Services d.o.o., a company registered in Serbia (together “CDS”). CDS is an award-winning innovative company. CDS enables companies across different industries (Logistics, Travel, Healthcare, Financial Services, FinTech, government and Energy) to innovate faster and reinvent their business models digitally, by using agile development methodologies, innovative technology (such as Blockchain, Artificial Intelligence, IoT) and business acumen. The company has a highly skilled workforce with approximately 460 technical staff and delivery centres located in Slovenia, Serbia and Bosnia.
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
Management’s estimate of Revenue and Profit of CDS for the reporting period ended 30 June 2021 (had the acquisition occurred at the beginning of the reporting period):

£’000
Revenue	30,852
Profit	2,507
Acquisition Related Costs:

£’000
Legal and professional fees	1,550
Acquisition related costs are expensed as incurred and presented under selling, general and administrative expenses.

16.Intangible Assets

2022	Client relationship £’000	Software and licences £’000	Non-Compete Agreement £’000	Trade name £’000	Supplier relationships £’000	Software own work-concluded projects £’000	Other intangible assets in progress £’000	Total £’000
Cost
At 1 July 2021 as restated	£80,623	£777	£128	£272	£120	£1,159	£—	£83,079
Additions	—	4	—	—	—	—	—	4
On acquisition of subsidiary	1,240	9	—	—	—	—	—	1,249
Reclassification	—	—	—	—	—	—	—	—
Disposals	—	—	—	(272)	—	—	—	(272)
Effect of foreign exchange translations	5,410	8	18	—	—	3	—	5,439
At 30 June 2022	£87,273	£798	£146	£—	£120	£1,162	£—	£89,499

Amortisation
At 1 July 2021 as restated	£19,251	£684	£128	£90	£40	£630	£—	£20,823
Charge for the year	10,617	47	—	182	24	293	—	11,163
Disposals	—	—	—	(272)	—	—	—	(272)
Effect of foreign exchange translations	1,562	9	18	—	—	7	—	1,596
At 30 June 2022	£31,430	£740	£146	£—	£64	£930	£—	£33,310
Net book value
At 30 June 2022	£55,843	£58	£—	£—	£56	£232	£—	£56,189

2021	Client relationship £’000	Software and licences £’000	Non-Compete Agreement £’000	Trade name £’000	Supplier relationships £’000	Software own work-concluded projects £’000	Software own work-projects in progress £’000	Total £’000
Cost
At 1 July 2020 as previously presented	£45,489	£7,288	£144	£272	£120	£1,089	£122	£54,524
Change in accounting policy	—	(6,521)	—	—	—	—	—	(6,521)
At 1 July 2020 as restated	£45,489	£767	£144	£272	£120	£1,089	£122	£48,003
Additions (Restated) (1)	—	23	—	—	—	—	19	42
On acquisition of subsidiary (Restated) (1)	39,559	54	—	—	—	—	1	39,614
Reclassification	—	—	—	—	—	138	(138)	—
Disposals	—	(19)	—	—	—	—	—	(19)
Effect of foreign exchange translations	(4,425)	(48)	(16)	—	—	(68)	(4)	(4,561)
At 30 June 2021 as restated	£80,623	£777	£128	£272	£120	£1,159	£—	£83,079

Amortisation
At 1 July 2020 as previously presented	£13,800	£1,556	£144	£36	£16	£221	£—	£15,773
Change in accounting policy	—	(882)	—	—	—	—	—	(882)
At 1 July 2020 as restated	£13,800	£674	£144	£36	£16	£221	£—	£14,891
Charge for the year (Restated) (1)	6,656	47	—	54	24	434	—	7,215
Disposals	—	(2)	—	—	—	—	—	(2)
Effect of foreign exchange translations	(1,205)	(35)	(16)	—	—	(25)	—	(1,281)
At 30 June 2021 (Restated) (1)	£19,251	£684	£128	£90	£40	£630	£—	£20,823
Net book value
At 30 June 2021 (Restated) (1)	£61,372	£93	£—	£182	£80	£529	£—	£62,256
(1) Restated to include the effects of IFRIC agenda decision on cloud configuration and customisation costs and to include the effect of revisions arising from provisional to final acquisition accounting for Five and Levvel (refer to note 3C for details).

17.Property, Plant and Equipment

2022	Computers & Equipment £’000	Fixtures & Fittings £’000	Vehicles £’000	Fixed Assets in Progress £’000	Total £’000
Cost
At 1 July 2021	£19,368	£13,846	£6	£497	£33,717
Additions	9,093	3,088	—	1,782	13,963
On acquisition of subsidiary / business	12	—	—	—	12
Inflation adjustment	429	—	—	—	429
Disposals	(1,740)	(721)	(6)	—	(2,467)
Disposals costs from subsidiary disposal	—	—	—	—	—
Transfers	—	497	—	(497)	—
Effect of foreign exchange translations	410	321	—		731
At 30 June 2022	£27,572	£17,031	£—	£1,782	£46,385

Depreciation
At 1 July 2021	£13,283	£7,104	£6	£—	£20,393
Charge for the year	4,351	2,283	—	—	6,634
Disposals	(1,610)	(652)	(6)	—	(2,268)
Disposals depreciation from subsidiary disposal	—	—	—	—	—
Effect of foreign exchange translations	231	135	—	—	366
At 30 June 2022	£16,255	£8,870	£—	£—	£25,125
Net book value
At 30 June 2022	£11,317	£8,161	£—	£1,782	£21,260

2021	Computers & Equipment £’000	Fixtures & Fittings £’000	Vehicles £’000	Fixed Assets in Progress £’000	Total £’000
Cost
At 1 July 2020	£17,498	£13,182	£9	£323	£31,012
Additions	3,611	1,279	—	497	5,387
On acquisition of subsidiary / business	618	951	—	—	1,569
Inflation adjustment	24	—	—	—	24
Disposals	(991)	(646)	(2)	—	(1,639)
Disposals costs from subsidiary disposal	—	—	—	—	—
Transfers	—	323	—	(323)	—
Effect of foreign exchange translations	(1,392)	(1,243)	(1)	—	(2,636)
At 30 June 2021	£19,368	£13,846	£6	£497	£33,717

Depreciation
At 1 July 2020	£11,901	£6,355	£9	£—	£18,265
Charge for the year	3,153	1,933	—	—	5,086
Disposals	(901)	(596)	(2)	—	(1,499)
Disposals depreciation from subsidiary disposal	—	—	—	—	—
Effect of foreign exchange translations	(870)	(588)	(1)	—	(1,459)
At 30 June 2021	£13,283	£7,104	£6	£—	£20,393
Net book value
At 30 June 2021	£6,085	£6,742	£—	£497	£13,324
18.Significant Shareholdings and Related Party Transactions
Significant shareholdings
At 30 June 2022, the Group held 100% of the share capital of the following entities:

Subsidiary	Country of Incorporation	Class of Shares Held	Percentage of Shares Held	Principal Activity
Endava Argentina SRL	Argentina	Ordinary	100%	Provision of IT Services
Endava Australia Pty Ltd	Australia	Ordinary	100%	Provision of IT Services
Endava Austria GmbH	Austria	Ordinary	100%	Provision of IT Services
Endava D.O.O. Banja Luka	Bosnia and Herzegovina	Ordinary	100%	Provision of IT Services
Endava D.O.O. Sarajevo	Bosnia and Herzegovina	Ordinary	100%	Provision of IT Services
Endava EOOD	Bulgaria	Ordinary	100%	Provision of IT services
Endava Canada Inc.	Canada	Ordinary	100%	Provision of IT Services
Endava Colombia S.A.S.	Colombia	Ordinary	100%	Provision of IT Services
Endava S.A.S.	Colombia	Ordinary	100%	Provision of IT Services
Pet Minuta d.o.o	Croatia	Ordinary	100%	Provision of IT Services

Endava ApS	Denmark	Ordinary	100%	Provision of IT Services
Endava Berlin GmbH	Germany	Ordinary	100%	Provision of IT Services
Endava GmbH	Germany	Ordinary	100%	Provision of IT services
Endava Munchen GmbH	Germany	Ordinary	100%	Provision of IT Services
Endava (Ireland) Limited	Ireland	Ordinary	100%	Provision of IT services
Endava Digital Services Limited	Ireland	Ordinary	100%	Provision of IT Services
Endava Malaysia SDN. BHD.	Malaysia	Ordinary	100%	Provision of IT Services
Lvvl Mexico S. de R.L. de C.V.	Mexico	Ordinary	100%	Provision of IT Services
ICS Endava SRL	Moldova	Ordinary	100%	Provision of IT services
Endava B.V.	The Netherlands	Ordinary	100%	Provision of IT services
Endava Holding B.V.	The Netherlands	Ordinary	100%	Holding Company
Endava DOOEL Skopje	North Macedonia	Ordinary	100%	Provision of IT services
Endava Poland sp. z o.o	Poland	Ordinary	100%	Provision of IT services
Endava Romania SRL	Romania	Ordinary	100%	Provision of IT services
Endava d.o.o. Beograd	Serbia	Ordinary	100%	Provision of IT Services
Endava Digital Services d.o.o	Serbia	Ordinary	100%	Provision of IT Services
Endava Singapore Pte. Ltd	Singapore	Ordinary	100%	Provision of IT Services
Endava Digitalne Resitve d.o.o	Slovenia	Ordinary	100%	Provision of IT Services
Endava Switzerland GmbH	Switzerland	Ordinary	100%	Provision of IT Services
Endava Middle East FZ-LLC	UAE	Ordinary	100%	Provision of IT Services
Endava (Managed Services) Limited	United Kingdom	Ordinary	100%	Provision of IT services
Endava (UK) Limited	United Kingdom	Ordinary	100%	Provision of IT services
Endava Limited Guernsey Employee Benefit Trust	United Kingdom	Ordinary	100%	Employee Benefit Trust
Intuitus Limited	United Kingdom	Ordinary	100%	Provision of IT services
Business Agility Consulting Limited	United Kingdom	Ordinary	100%	Provision of IT services
Endava Holdings Inc	United States	Ordinary	100%	Holding Company
Endava Inc.	United States	Ordinary	100%	Provision of IT services
Endava LLC	United States	Ordinary	100%	Provision of IT Services
Endava Nearshore Ventures LLC	United States	Ordinary	100%	Provision of IT Services
Endava USA West, Inc	United States	Ordinary	100%	Provision of IT Services
Five Minutes Studio, Inc	United States	Ordinary	100%	Provision of IT Services
Levvel Digital LLC	United States	Ordinary	100%	Provision of IT Services
Levvel LLC	United States	Ordinary	100%	Provision of IT Services
Endava Uruguay SRL	Uruguay	Ordinary	100%	Provision of IT Services
Endava Vnz S.C.A.	Venezuela	Ordinary	100%	Provision of IT Services

Dormant Entities

Subsidiary	Country of Incorporation	Class of Shares Held	Percentage of Shares Held
Endava (Romania) Limited	United Kingdom	Ordinary	100%
Testing4Finance Ltd	United Kingdom	Ordinary	100%

Related Party Transactions
At 30 June 2022, the executive officers and directors owned 10,130,237 ordinary shares, nominal value £0.02 per share (2021: 11,985,752 ordinary shares, nominal value £0.02) and held awards over a further 298,383 ordinary shares, nominal value of £0.02 (2021: 345,682 ordinary shares, nominal value of £0.02).
Since April 2020, one of our directors, Sulina Connal, has been employed by Google as Director of Product Partnerships for News, Web and Publishing for EMEA. In the ordinary course of its business, from time to time Endava enters into agreements for cloud service or other solutions provided by Google in connection with services provided by Endava to its clients. All transactions with Google were entered into on an arms-length basis. For the year ended 30 June 2022, the aggregate cost incurred by Endava to Google for such services was £0.5 million (30 June 2021: £0.4 million).
Other than the transactions with executive officers and directors disclosed above, no other related party transactions have been identified.
Ultimate Parent
Endava plc is the ultimate parent entity of the Group and it is considered that there is no ultimate controlling party.
19.Trade and Other Receivables

	2022 £’000	2021 £’000
Trade receivables	£131,650	£88,086
Prepayments	8,865	6,150
Accrued income	13,458	15,790
Research and development tax credit	3,266	3,400
Grant receivable	437	—
Other receivables	4,995	4,877
Total trade and other receivables	£162,671	£118,303
Trade receivables are non-interest-bearing and are generally on 30 to 90 day terms depending on the geographical territory in which sales are generated. The carrying value of trade and other receivables also represents their fair value.
Trade receivables are disclosed net of expected credit loss allowance for doubtful debts, as shown below. Due to the global financial uncertainty arising from the COVID-19 pandemic, and considering the current macro-economic environment with associated increase in recessionary risks, management has considered the elevated credit risk on trade receivables. Credit loss rates have been established for trade receivables and accrued income linked to industry sectors that we consider are most heavily affected by the COVID-19 pandemic. In addition, certain balances (where there was an objective evidence of credit impairment linked to the ageing of the debtor balance and an analysis of the debtors’ current financial position) have been provided for on an individual basis, being £3.9 million out of £4.0 million of expected credit loss allowance at year end.
Trade receivables and accrued income represent client contract assets. Other than the expected credit loss allowance discussed above, and business-as-usual movements there were no significant changes in contract assets during the year.
From the £13.5 million accrued income in balance as of 30 June 2022, £0.4 million comes from acquired companies during the reporting period (£2.4 million as of 30 June 2021). Accrued income is transferred to trade receivables after the year end, when invoices are billed to the customers.
The total research and development tax credit receivable as of 30 June 2022 is £5.3 million, out of which £2.0 million is receivable in a period of over one year from the balance sheet date and presented under non-current financial assets.

The following table presents the trade receivables and accrued income ageing intervals and the allocation of the expected credit loss allowance as of 30 June 2022 and 30 June 2021:

	2022 £’000		2021 £’000
	Trade receivables and accrued income - gross	Expected credit loss allowance	Trade receivables and accrued income - gross	Expected credit loss allowance
Current	122,914	(854)	84,088	(1,212)
1 - 30 days overdue	7,411	(94)	6,106	(15)
31 - 60 days overdue	9,520	(338)	5,330	(225)
61 - 90 days overdue	3,465	(141)	2,919	(105)
Over 90 days overdue	5,821	(2,596)	8,971	(1,980)
Total	149,131	(4,023)	107,414	(3,537)

The gross and net amounts of trade receivables and accrued income were as follows:

	2022 £’000	2021 £’000
Trade receivables - gross	£135,665	£91,589
Expected credit loss allowance	(4,015)	(3,503)
Trade receivables - net	£131,650	£88,086

	2022 £’000	2021 £’000
Accrued income - gross	£13,466	£15,824
Expected credit loss allowance	(8)	(34)
Accrued income - net	£13,458	£15,790
Movements in the expected credit loss allowance were as follows:

	2022 £’000	2021 £’000
As at 1 July	£3,537	£3,584
Provided in the year	4,628	5,866
Released in the year	(3,889)	(5,851)
Utilised in the year	(492)	(11)
Effect of foreign exchange translations	239	(51)
As at 30 June	£4,023	£3,537

20.Trade and Other Payables

	2022 £’000	2021 £’000 (Restated) (1)
Trade payables	£8,214	£6,998
Other taxation and social security	17,202	10,104
Other liabilities	4,532	3,597
Accruals	63,862	53,938
Deferred income	4,442	3,891
Total trade and other payables	£98,252	£78,528
(1) Restated to include the effects of revisions arising from provisional to final acquisition accounting for Five and Levvel (refer to note 3C for details).

Deferred income represents client contract liabilities at year end where cash was received from clients but Endava is yet to perform the work. £3.7 million of the deferred income recognised at 1 July 2021 was recognised as revenue during the year (2021: £2.8 million). Other than business-as-usual movements there were no significant changes in deferred income balance during the year. From the £4.4 million deferred income in balance as of 30 June 2022, nil comes from acquired companies during the reporting period (£0.3 million as of 30 June 2021).

21.Financial Assets and Liabilities
Categories of financial assets and financial liabilities
Financial assets
The Group has the following financial assets, all of which are classified and measured at amortised cost:

	2022 £’000	2021 £’000
Financial assets at amortised cost
Trade and other receivables (note 19)	£162,671	£118,303
Finance lease receivable (note 23)	478	744
Other financial assets (note 19)	£2,190	£182
Total financial assets*	£165,339	£119,229
    *Financial assets, other than cash and cash equivalents

The accounting policies provide a description of the initial recognition and measurement, and also the subsequent measurement of financial assets.

Financial liabilities
The Group has the following financial liabilities:

	2022 £’000	2021 £’000 (Restated) (1)
Lease liabilities
Current lease liabilities (note 23)	£11,898	£13,543
Non-current lease liabilities (note 23)	43,999	50,142
	55,897	63,685
Other financial liabilities at amortised cost
Trade and other payables (note 20)	98,252	78,528
Deferred consideration (note 15)	11,666	10,043
Other liabilities	500	205
	110,418	88,776
Financial liabilities at fair value through profit or loss
Contingent consideration (note 15)	8,514	5,718

Total financial liabilities	£174,829	£158,179
(1) Restated to include the effects of revisions arising from provisional to final acquisition accounting for Five and Levvel (refer to note 3C for details).
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
    Contingent consideration has been classified within level 3.

22.Borrowings
Terms and conditions of outstanding borrowings as of 30 June 2022 and 2021 are as follows:

Type	Nominal Interest p.a.	Year of Maturity	2022 £’000	2021 £’000
Revolving Credit Facility	SONIA/ EURIBOR/USD LIBOR + variable margin (0.80% - 1.50%)	2024	£—	£—
The Group has an unsecured, multicurrency bank revolving credit facility with a carrying amount of £nil at 30 June 2022 (2021: £nil). Commitment fees are charged on the undrawn balance of the facility. The available borrowing capacity under the Group’s revolving credit facility is £200.0 million less utilised ancillary facilities (HSBC bank guarantees : £18.5 million at 30 June 2022 and £18.4 million at 30 June 2021).

The facility contains interest cover and net leverage financial covenants. The covenants are tested on a bi-annual basis based on trailing twelve months results. At 30 June 2022 and 30 June 2021, the Group complied with these financial covenants.
Guarantees
The Group has provided the following guarantees at 30 June 2022:
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
Bank Guarantees
Endava Romania SRL provided a bank guarantee of €9.0 million in favour of Romanian Ministry of Finance under the contract for granting state aid.
Endava (UK) Ltd provided a holdback guarantee of €6.0 million in favour of Comtrade Group B.V. as part of the acquisition of CDS.
Endava Berlin GmbH provided a performance guarantee of €5.9 million in favour of DB Fernverkehr AG in relation to a contract with Deutsche Bahn to provide their Video On Demand experience for passengers.
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
Disclosure required by IFRS 16
As a lessee:
Right-of-use assets
Set out below are the carrying amounts of the Group’s right-of-use assets and the movements during year ended 30 June 2022:

	Leasehold Buildings £’000	Vehicles £’000	Total £’000
As at 1 July 2021	£57,019	£174	£57,193
Additions	3,640	47	3,687
Disposals	(787)	(58)	(845)
Derecognition as a result of subleases	(423)	—	(423)
Modifications (1)	1,433	(3)	1,430
Depreciation charge	(10,878)	(80)	(10,958)
Impairment charge	(214)	—	(214)
Effect of foreign exchange translations	946	2	948
As at 30 June 2022	£50,736	£82	£50,818
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
Lease liabilities
Set out below are the carrying amounts of the Group’s lease liabilities and the movements during the year ended 30 June 2022:

	Leasehold Buildings £’000	Vehicles £’000	Total £’000
As at 1 July 2021	£63,510	£175	£63,685
Additions	3,640	44	3,684
Disposals	(1,021)	(58)	(1,079)
Modifications(1)	1,428	(3)	1,425
Interest	1,126	2	1,128
Payments	(13,722)	(83)	(13,805)
Effect of foreign exchange revaluation and translations	855	4	859
As at 30 June 2022	£55,816	£81	£55,897
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
The potential impact of lease covenants is considered to be immaterial.
The maturities of the Group’s lease liabilities for the year ending 30 June 2022 are as follows:

	Leasehold Buildings £’000	Vehicles £’000	Total £’000
Less than 1 year	11,846	52	11,898
1 to 5 years	33,203	30	33,233
More than 5 years	14,710	—	14,710
Total undiscounted lease liabilities	59,759	82	59,841

Lease liabilities included in the balance sheet	55,816	81	55,897
Analysed as :
Current	11,846	52	11,898
Non-current	43,970	29	43,999
The maturities of the Group’s lease liabilities for the year ending 30 June 2021 are as follows:

	Leasehold Buildings £’000	Vehicles £’000	Total £’000
Less than 1 year	13,446	97	13,543
1 to 5 years	35,869	78	35,947
More than 5 years	18,653	—	18,653
Total undiscounted lease liabilities	67,968	175	68,143

Lease liabilities included in the balance sheet	63,510	175	63,685
Analysed as :
Current	13,446	97	13,543
Non-current	50,064	78	50,142

Income Statement Impact
The following items have been recognised in the Consolidated statement of comprehensive income for the current and prior year:

2022	Leasehold Buildings £’000	Vehicles £’000	Total £’000
Depreciation on right-of-use assets	£10,878	£80	£10,958
Impairment of right-of-use assets	214	—	214
Interest expense on lease liabilities	1,126	2	1,128
Expense related to short-term leases	691	97	788
Loss from sub-leasing right-of-use assets	132	—	132
Gain on disposal of leases	(187)	—	(187)
Fair value movement of financial assets	(7)	—	(7)
Total	£12,847	£179	£13,026

2021	Leasehold Buildings £’000	Vehicles £’000	Total £’000
Depreciation on right-of-use assets	£10,390	£59	£10,449
Impairment of right-of-use assets	1,697	—	1,697
Interest expense on lease liabilities	1,176	2	1,178
Expense related to short-term leases	530	85	615
Gain on disposal of leases	(56)	—	(56)
Fair value movement of financial assets	(17)	—	(17)
Total	£13,720	£146	£13,866
The total Group cash outflow for leases as a lessee in the year was £13.8 million (2021: £11.8 million).
Contractual Obligations and Commitments
The following table summarises our commitments to settle contractual obligations as of 30 June 2022 and the effect such obligations are expected to have our liquidity and cash flows:

	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years	Total
	(in thousands)
Lease liabilities	£11,898	£19,177	£14,056	£14,710	£59,841
Short-term leases	840	—	—	—	840
Leases contracted, but not yet commenced	1,247	5,243	4,201	2,634	13,325
Total	£13,985	£24,420	£18,257	£17,344	£74,006
As of 30 June 2022, the Group has property leases that expire at various dates through October 2031.
As a lessor:
During 2021 and 2022, the Group entered into arrangements to sub-lease certain office spaces that have been presented as part of a right-of-use asset. This has been classified as a finance sub-lease. The Group recognised a loss of £0.1 million (2021: nil ) on the derecognition of the right-of-use asset pertaining to the office space, which has been presented within Finance expense.
During 2022, the Group recognised interest income on lease receivables of £0.01 million (2021: £0.02 million).
The total Group cash inflow for leases as a lessor in the year was £0.6 million (2021: £0.6 million)
During the year the investment in finance lease receivable decreased by £0.6 million due to payments received, net off by interest income and additions in the year £0.3 million (2021: £0.5 million).
The following table sets out the maturity analysis of lease payments receivable for sub-leases classified as finance leases showing the undiscounted lease payments to be received after the reporting date and the net investment in the finance lease receivable.

	Finance leases 2022 £’000	Finance leases 2021 £’000
Less than 1 year	427	563
1 to 2 years	51	172
2 to 3 years	—	—
3 to 4 years	—	—
4 to 5 years	—	—
More than 5 years	—	—
Total undiscounted lease payments receivable	478	735
Unearned finance income	—	9
Net investment in finance lease receivable	478	744

24.Share Capital

Authorised share capital:	2022 £’000	2021 £’000
60,000,000 ordinary shares of £0.02 each	1,200	1,200

Allotted, called up and fully paid:	2022 No.	£’000	2021 No.	£’000
Class A ordinary shares	40,666,258	813	37,841,734	756
Class B ordinary shares	16,097,612	322	17,876,722	358
Ordinary shares of £0.02 each	56,763,870	1,135	55,718,456	1,114
The Company issued 1,045,414 new shares for the year ended 30 June 2022 (30 June 2021: 790,287) in relation to exercise of options.
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

25.Distributions Made
During the year ended 30 June 2022, the Company did not declare and pay any cash dividends (2021: nil; 2020: nil).

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
The Trigger event - the listing on the New York Stock Exchange - happened on 27 July 2018. At 30 June 2022, the EBT held 74,610 shares (30 June 2021: 74,610), out of which 34,075 (30 June 2021: 34,075) are allocated to employee JSOPs. For the year ended 30 June 2022, no awards under the JSOP were exercised (2021: 133,536) and settled by shares of the EBT, no JSOPs were cancelled (2021: —) and no options under LTIP were exercised (2021: 343,577) and settled by shares of the EBT.
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
During the fiscal year ended 30 June 2022, the Company granted RSUs and PSUs. RSUs and PSUs are contractual promises to deliver our Class A ordinary shares in the future, which may also remain forfeitable unless and until specified conditions are met. The plan administrator may provide that the delivery of the shares underlying RSUs will be deferred on a mandatory basis or at the election of the participant. The terms and conditions applicable to restricted shares, RSUs and PSUs will be determined by the plan administrator, subject to the conditions and limitations contained in the EIP.
During the reporting period, discounted "Share Success" ("SS") options were granted under the EIP to all eligible employees at the prescribed eligibility date. The SS options are disclosed separately to other awards under the EIP.
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
Movements during the year
The number and the weighted-average exercise prices of the share options under the above arrangements were as follows:

	CSOP	JSOP	LTIP	EIP	SAYE	SS	Bonus Payments
Options outstanding at 1 July 2021	5,845	34,075	203,326	1,406,877	1,119,953	—	—
Options granted during the year	—	—	—	300,940	—	504,443	—
Options exercised during the year	—	—	107,002	467,888	470,757	—	—
Options forfeited during the year	—	—	—	81,354	50,582	58,952	—
Options outstanding at 30 June 2022	5,845	34,075	96,324	1,158,575	598,614	445,491	—

Options outstanding at 1 July 2020	20,845	167,611	781,022	1,104,267	759,207	—	117,116
Options granted during the year	—	—	—	726,094	423,272	—	—
Options exercised during the year	15,000	133,536	568,196	359,815	1,550	—	117,110
Options forfeited during the year	—	—	9,500	63,669	60,976	—	6
Options outstanding at 30 June 2021	5,845	34,075	203,326	1,406,877	1,119,953	—	—

Options outstanding at 1 July 2019	31,505	715,548	1,128,699	784,844	560,169	—	243,235
Options granted during the year	—	—	—	710,673	267,834	—	—
Options exercised during the year	10,660	67,937	309,952	236,046	4,421	—	123,426
Options forfeited during the year	—	480,000	37,725	155,204	64,375	—	2,693
Options outstanding at 30 June 2020	20,845	167,611	781,022	1,104,267	759,207	—	117,116

Weighted average exercise price 30 June 2022 - £	0.90	—	—	—	35.70	102.41	—
Weighted average exercise price 30 June 2021 - £	0.90	—	—	—	25.59	—	—
Weighted average exercise price 30 June 2020 - £	0.43	—	—	—	22.12	—	—
Weighted average share price at exercise date 2022 - £	—	—	117.25	130.1	111.89	—	—
Weighted average share price at exercise date 2021 - £	62.58	44.71	44.12	45.95	62.71	—	56.53
Weighted average share price at exercise date 2020 - £	28.59	31.41	31.6	31.69	35.36	—	33.73
Weighted average contractual life 2022 - years	2	14	3	2	1	6	0
Weighted average contractual life 2021 - years	3	15	4	3	1	0	0
Weighted average contractual life 2020 - years	5	17	5	3	2	0	1
Options granted in the period have been valued using a Black Scholes option pricing model using the following inputs:

	2022	2021	2020
Exercise price	£0.00 - £102.41	£0.00 - £36.24	£0.00 - £25.84
Risk free rate	0.6%	0.2% - 1.0%	1.0% - 1.6%
Expected volatility	45.2%	30.0% - 35.0%	30.0% - 36.0%
Expected dividends	—	—	—
Fair value of option	£64.63 - £115.36	£16.21 - £64.35	£12.96 - £43.10
For the year ended 30 June 2022, the Group recognised £35.0 million (2021: £24.4 million; 2020: £15.7 million) of share-based compensation charge in respect of the above share option schemes.
27. Movements in Equity
Share capital and share premium
New ordinary shares were issued for exercise of options which resulted in an increase in share capital of £0.02 million and share premium of £8.9 million. The increase in share premium is due to the 2018 Sharesave options vested in the reporting period and they were exercised at a price.
Other reserves
15,874 Class A shares are to be issued to the Sellers of BAC subject to a lock-up period, resulting in an increase of other reserves of £1.5 million. £6.6 million were recognised as exchange differences from translating foreign operations during the reporting period.
28. Cash Flow Adjustments and Changes in Working Capital

Adjustments	2022 £’000	2021 £’000 (Restated) (1)	2020 £’000 (Restated) (1)
Depreciation, amortisation and impairment of non-financial assets	£28,969	£24,447	£18,251
Foreign exchange (gain) / loss	(9,876)	6,742	(2,162)
Interest income	(184)	(84)	(499)
Fair value movement of financial liabilities	842	302	49
Interest expense	2,014	2,081	1,893
Gain on disposal of non-current assets	(73)	(36)	(11)
Share-based compensation expense	35,005	24,427	15,663
Hyperinflation effect gain	17	189	(26)
Research and development tax credit	(2,211)	(2,642)	(1,600)
Gain on sale of subsidiary	—	—	(2,215)
Loss / (Gain) on sublease recognition	132	—	(472)
Gain on right of use assets disposals	(187)	(56)	(23)
Fair value movement of financial assets	(7)	(17)	(30)
Grant income	(642)	(503)	(670)
Total adjustments	£53,799	£54,850	£28,148

Net changes in working capital	2022 £’000	2021 £’000 (Restated) (1)	2020 £’000 (Restated) (1)
Increase in trade and other receivables	£(37,006)	£(19,505)	£(14,120)
Increase in trade and other payables	15,236	(1,855)	6,361
Net changes in working capital	£(21,770)	£(21,360)	£(7,759)
(1) Restated to include the effect of IFRIC agenda decision on cloud configuration and customisation costs (refer to note 3C for details).

Non-Cash Changes Arising from Financing Activities

Borrowings	Beginning of the year £’000	Proceeds from borrowings £’000	Repayment of borrowings £’000	Non-cash foreign exchange £’000	Non-cash Other £’000	End of the year £’000
2020	21	—	(21)	—	—	—
2021	—	—	—	—	—	—
2022	—	—	—	—	—	—

Grant received	Beginning of the year £’000	Cash received £’000	Grant income £'000	Non-cash foreign exchange £'000	Non-cash Other £'000	End of the year £'000
2020	127	888	(670)	(14)	—	331
2021 ( Restated) (1)	331	228	(503)	3	—	59
2022	59	139	(642)	7	—	(437)
(1) Restated to include the effects of revisions arising from provisional to final acquisition accounting for Five and Levvel (refer to note 3C for details).
The grants payable in 2020 and 2021 were presented in trade and other payables and the grant receivable in 2022 is presented in trade and other receivables.
The movement in lease liabilities for fiscal years 2022 and 2021 are disclosed in Note 23.

29.Capital Commitments
Amounts contracted but not provided for in the financial statements amounted to £nil in the year ended 30 June 2022 (2021: £nil).
30.Contingent Liabilities
The Group had no contingent liabilities at 30 June 2022 or 30 June 2021.
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

Foreign currency denominated financial assets and liabilities which expose the Group to currency risk are disclosed below. The amounts shown are translated into GBP at the closing rate:

30 June 2022	GBP £‘000	EUR £‘000	USD £‘000	RON £‘000	Others £‘000	TOTAL £‘000
Financial assets	193,124	35,138	60,305	7,143	32,435	328,145
Financial liabilities	(52,369)	(11,241)	(12,725)	(56,392)	(42,102)	(174,829)
Total	140,755	23,897	47,580	(49,249)	(9,667)	153,316

30 June 2021 (Restated) (1)	GBP £‘000	EUR £‘000	USD £‘000	RON £‘000	Others £‘000	TOTAL £‘000
Financial assets	101,136	26,275	38,562	5,734	17,406	189,113
Financial liabilities	(41,497)	(9,641)	(15,560)	(53,533)	(37,948)	(158,179)
Total	59,639	16,634	23,002	(47,799)	(20,542)	30,934
(1) Restated to include the effects of revisions arising from provisional to final acquisition accounting for Five and Levvel (refer to note 3C for details).
The Group is also exposed to exchange differences arising from the translation of its subsidiaries' financial statements into the Group's presentation currency of Sterling with the corresponding exchange differences taken directly to equity.
The following tables illustrate the sensitivity of profit and equity in regard to the Group’s financial assets and financial liabilities and the RON/Sterling exchange rate. The RON exposure impacts the Group’s cost base due to its delivery operations in Romania. Therefore as the Sterling strengthens, subject to any prevailing hedge arrangements, the Group benefits from a cost improvement and vice versa.
During the year ended 30 June 2022, the Sterling/RON volatility ranged from the RON strengthening against Sterling by 3% to weakening by 2%.

	GBP/RON	Profit impact £’000	Equity impact £’000
30 June 2022	3%	(693)	(672)
30 June 2022	(2)%	536	519
During the year ended 30 June 2021, the Sterling/RON volatility ranged from the RON strengthening against Sterling by 5% to weakening by 5%.

	GBP/RON	Profit impact £’000	Equity impact £’000
30 June 2021	5%	(820)	(510)
30 June 2021	(5)%	766	476
Interest Rate Sensitivity
At 30 June 2022, the Group is not exposed to changes in market interest rates through bank borrowings on its revolving credit facility at variable interest rates, as the facility is not drawn.

Credit Risk Analysis
Credit risk is the risk that a counterparty fails to discharge an obligation to the Group. The Group is exposed to this risk for various financial instruments, including trade receivables. The Group’s maximum exposure to credit risk is limited to the carrying amount of financial assets recognised at 30 June, as summarised below:

	2022 £’00	2021 £’000
Cash and cash equivalents	£162,806	£69,884
Trade and other receivables	162,671	118,303
Other financial assets	2,190	182
Finance lease receivable	478	744
Total	£328,145	£189,113
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
Management considers that all financial assets that are not impaired or past due at the end of the applicable reporting period are of good credit quality. Some of the unimpaired trade receivables are generally past due as of the end of the applicable reporting period. Information on trade receivables past due but not impaired are as follows:

	2022 £’00	2021 £’000
Not more than 3 months	17,899	10,671
More than 3 months but not more than 6 months	7,199	4,883
More than 6 months but not more than 1 year	—	—
More than 1 year	—	—
Total	£25,098	£15,554
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

As at 30 June 2022, the Group’s non-derivative financial liabilities had contractual maturities (including interest payments where applicable) as summarised below:

30 June 2022	Current 0 - 6 months £’000	Current 6 - 12 months £’000	Non-Current 1 - 5 years £’000	Non-Current +5 years £’000
Lease liabilities	£6,200	£5,698	£33,233	£10,766
Trade and other payables	98,252	—	—	—
Deferred consideration	7,216	3,388	1,062	—
Contingent consideration	2,958	1,225	4,331	—
Other liabilities	—	—	500	—
Total	£114,626	£10,311	£39,126	£10,766
There were no forward foreign currency options in place at 30 June 2022.
As at 30 June 2021, the Group’s non-derivative financial liabilities had contractual maturities (including interest payments where applicable) as summarised below:

30 June 2021 (Restated) (1)	Current 0 - 6 months £’000	Current 6 - 12 months £’000	Non-Current 1 - 5 years £’000	Non-Current +5 years £’000
Lease liabilities	£7,173	£6,324	£35,947	£14,241
Trade and other payables	78,528	—	—	—
Deferred consideration	673	—	9,370	—
Contingent consideration	—	5,718	—	—
Other liabilities	—	—	205	—
Total	£86,374	£12,042	£45,522	£14,241
(1) Restated to include the effects of revisions arising from provisional to final acquisition accounting for Five and Levvel (refer to note 3C for details).
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

	2022 £’000	2021 £’000 (Restated) (1)
Equity	£432,723	£296,449
Loans and borrowings	—	—
Less: Cash and cash equivalents	(162,806)	(69,884)
Total Capital	£269,917	£226,565
(1) Restated to include the effects of IFRIC agenda decision on cloud configuration and customisation costs (refer to note 3C for details).
33.Subsequent Events
On 6 October 2022, Endava completed the acquisition of Lexicon Digital Pty Ltd and Lexicon Consolidated Holdings Pty, headquartered in Melbourne, Australia (“Lexicon”). Lexicon is an Australian-based technology consulting, design and engineering firm who partners with clients to build new digital solutions or accelerate digital transformation programs across enterprise systems, products and IoT using an agile delivery methodology. As at the acquisition date, Lexicon had 127 billable staff members in Australia (with offices in Melbourne and Sydney) and Vietnam (Ho Chi Minh).

The total consideration was £55.0 million and includes elements of cash, equity, deferred and contingent consideration. Of the total consideration, £30.9 million was paid in cash, which remains subject to post-closing adjustments on the cash, debt and working capital of Lexicon. Class A ordinary shares amounting to £11.5 million were issued to the Sellers in the form of equity consideration. In addition, £1.4 million of the purchase price will be held back for 24 months and be available to satisfy any warranty and indemnity claims and £11.2 million is payable upon the fulfillment of certain earn-out conditions related to revenue and EBITDA of Lexicon during the earn-out period.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Endava plc

/s/ John Cotterell
By:	John Cotterell
Title:	Chief Executive Officer
(Principal Executive Officer)

Date: October 31, 2022