Form 20-F
period 2023-06-30
Endava plc
filed 2023-09-19
CIK 1656081

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________________________________________
Form 20-F
______________________________________________________
(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES ACT OF 1934
For the fiscal year ended June 30, 2023
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
Ordinary shares, nominal value £0.02 per ordinary share: 57,750,989, as of June 30, 2023. As of June 30, 2023, 41,810,877 Class A ordinary shares and 15,940,112 Class B ordinary shares were outstanding.

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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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
Our financial information is presented in British Pounds. For the convenience of the reader, in this Annual Report on Form 20-F, unless otherwise indicated, translations from British Pounds into U.S. dollars were made at the rate of £1.00 to $1.2619, which was the rate in effect on June 30, 2023. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of British Pounds at the dates indicated. All references in this Annual Report on Form 20-F to “$” mean U.S. dollars and all references to “£” and “GBP” mean British Pounds.
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
•the impact of unstable market and economic conditions, including as a result of recent and potential future bank failures, actual or anticipated changes in interest rates, economic inflation and the responses by central banking authorities to control such inflation;
•the impact of political instability, natural disaster, events of terrorism and wars, including the military conflict between Ukraine and Russia and related sanctions; and
•other risks and uncertainties, including those listed in the section of this Annual Report titled “Item 3.D—Risk Factors.”

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
Item 2. Offer Statistics and Expected Timetable
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
•Increased inflation rates in the regions in which we operate may reduce our margins, profitability and financial performance.
•Our revenue, margins, results of operations and financial condition may be materially adversely affected if general economic conditions in Europe, the United States or the global economy worsen.
•If we fail to meet publicly announced guidance, or if we fail to forecast our market opportunity accurately, our operating results could be adversely affected, and the price of our ADSs could decline.
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
•Our contracts could be unprofitable.
•Litigation or legal proceedings could expose us to significant liabilities and have a negative impact on our reputation or business.

•Our revenue is dependent on a limited number of industry verticals, and any decrease in demand for technology services in these verticals or our failure to effectively penetrate new verticals could adversely affect our results of operations.
•We use generative AI tools in our operations, which may result in significant operational challenges, legal liability, reputational harm and competitive risks
•We may be subject to liability claims for actual or perceived breaches of our contracts, which may not contain limitations of liability, and our insurance may be inadequate to cover our losses.
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
•Our results of operations may be negatively impacted by the military conflict between Russia and Ukraine and related economic sanctions.
•We must attract and retain highly-skilled IT professionals.
•We are focused on growing our client base in North America and Europe and may not be successful.
•We may be unable to effectively manage our rapid growth or achieve anticipated growth, which could place significant strain on our management personnel, systems and resources.
•If we do not continue to innovate and remain at the forefront of emerging technologies and related market trends, we may lose clients and not remain competitive.
•We are dependent on members of our senior management team and other key employees.
•We must maintain adequate employee utilization rates and productivity levels.
•Our sales of services, operating results or profitability may experience significant variability and our past results may not be indicative of our future performance.
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
•Our performance and reputation could be adversely affected by increased focus on and demands from customers, investors and regulators with respect to ESG issues and we may be criticized or penalized for the timing, nature or scope of our ESG disclosures as regulatory standards evolve.

•Changes in laws, regulations, rules or other obligations related to the internet or changes in the internet infrastructure itself may provide various risks, including privacy risks, and thus diminish the demand for our services, and could have a negative impact on our business.
•Our ability to expand our business and procure new contracts or enter into beneficial business arrangements could be affected to the extent we enter into agreements with clients containing non-competition clauses.
•We generally do not have long-term commitments from our clients, and our clients may terminate engagements before completion or choose not to enter into new engagements with us.
•Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and the price of our American Depositary Shares, or ADSs.
•Our international operations involve risks that could increase our expenses, adversely affect our results of operations and require increased time and attention from our management.
•Fluctuations in currency exchange rates could materially adversely affect our financial condition and results of operations.
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
•employee utilization levels;
•our ability to charge premium prices when justified by market demand or the type of service; and
•general economic conditions, including the impact of increased rates of inflation.
If we are not able to maintain favorable pricing for our services, our ability to win contracts could suffer. Alternatively, if we continue to offer pricing that is favorable to our clients but is unfavorable to us, we may face reduced margins and profitability if the rate of inflation increases and we absorb additional costs into our business. Ultimately, if we are unable to strategically set the rates that we charge for our services, to ensure that they continue to be both attractive to clients but also commensurate with the inflationary pressures on our business, our profitability and operating results may suffer.
We may not be able to sustain our revenue growth rate in the future.
We have experienced rapid revenue growth in recent years. Our revenue increased by 21.4% to £794.7 million in the fiscal year ended June 30, 2023, compared to the fiscal year ended June 30, 2022, and had increased by 46.7% in the fiscal year ended June 30, 2022 compared to the fiscal year ended June 30, 2021. We may not be able to sustain revenue growth consistent with our recent history or at all. You should not consider our revenue growth in recent periods as indicative of our future performance. As we grow our business, we expect our revenue growth rates to decrease in future periods due to a number of factors, which may include slowing demand for our services, increasing competition, decreasing growth of our overall market, adverse global economic or geopolitical conditions including changes in inflation and weakening global economic growth, our inability to engage and retain a sufficient number of IT professionals or otherwise scale our business, increasing prevailing wages in the markets in which we operate or our failure, for any reason, to capitalize on growth opportunities.
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

We and the third parties upon which we rely may be subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks (such as credential stuffing), personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications and internet infrastructure failures, and other similar threats. Like many companies, any significant failure of our equipment or systems, or any major disruption to basic infrastructure like power and telecommunications in the locations in which we operate, could impede our ability to provide our solutions and services to our customers. We may not be able to consistently maintain active voice and data communications between our various global operations and with our clients due to disruptions in telecommunication networks and power supply, or system failures. Any significant failure in our ability to communicate could result in a disruption in business, which could hinder our performance and our ability to complete projects on time. Such failure to perform on client contracts could have a material adverse effect on our revenue, business, results of operations and financial condition and the market price of our American Depositary Shares, or ADSs. Additionally, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in our operations, loss of sensitive data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.
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

Additionally, we rely on third-party service providers and technologies, such as third-party hardware and software (including SaaS applications) to operate critical business systems, including but not limited to processing sensitive information. For example, we may use the following third-party service providers and technologies to process sensitive information: cloud-based infrastructure, data center facilities, encryption and authentication technology, employee email, technology to facilitate content delivery to customers, and others. We may also rely on third-party service providers and technologies to provide other products, services, or otherwise, apart from processing sensitive information, that are critical to the general operation of our business. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. If our third-party service providers experience a security incident or other interruption, we could experience adverse consequences. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties’ infrastructure in our supply chain or our third-party partners’ supply chains have not been or will not be compromised.
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
We have implemented security measures designed to protect against security incidents, but there can be no assurance that these measures are or will be effective. We take steps to detect and remediate vulnerabilities but have not always been able in the past and may be unable in the future to detect vulnerabilities in our information technology systems because such threats and techniques change frequently, are often sophisticated in nature, and may not be detected until after a security incident has occurred. For example, we have from time to time experienced minor security incidents, including for example an employee who inadvertently extracted data from a customer’s system (no personal data was extracted). None of these incidents, to our knowledge, have required regulatory disclosures or notifications. Promptly after each incident's discovery, we took remedial actions to assess and contain the security incident and to evaluate the likelihood and severity of risks to personal data. In each such instance, we determined that there was no material impact to our business or financial condition nor to individual’s personal data. While we believe we responded appropriately, there can be no assurance that we were successful in implementing these remedial and preventative measures or successfully mitigating the effects of any future security incident. Further, we may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities.

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

In addition to experiencing a security incident, third parties may gather, collect, or infer sensitive information about us from public sources, data brokers, or other means that reveals competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position.
Additionally, our sensitive information or that of our customers could be leaked, disclosed, or revealed as a result of or in connection with our employee’s, personnel’s, or vendor’s use of generative AI technologies. Any sensitive information (including confidential, competitive, proprietary, or personal data) that we input into a third-party generative AI/ML platform could be leaked or disclosed to others, including if sensitive information is used to train the third parties’ AI/ML model. Additionally, where an AI/ML model ingests personal data and makes connections using such data, those technologies may reveal other personal or sensitive information generated by the model.
Moreover, AI/ML models may create flawed, incomplete, or inaccurate outputs, some of which may appear correct. This may happen if the inputs that the model relied on were inaccurate, incomplete or flawed (including if a bad actor “poisons” the AI/ML with bad inputs or logic), or if the logic of the AI/ML is flawed (a so-called “hallucination”). We may use AI/ML outputs to make certain decisions. Due to these potential inaccuracies or flaws, the model could be biased and could lead us to make decisions that could bias certain individuals (or classes of individuals), and adversely impact their rights, employment, and ability to obtain certain pricing, products, services, or benefits. If such AI/ML-based outputs are deemed to be biased, we could face adverse consequences, including exposure to reputational and competitive harm, customer loss, and legal liability.
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
Our contracts could be unprofitable.
We perform our services primarily under time-and-materials contracts (where materials costs consist of travel and out-of-pocket expenses). We charge out the services performed by our employees under these contracts at daily or hourly rates that are agreed at the time at which the contract is entered. The rates and other pricing terms negotiated with our clients are highly dependent on our internal forecasts of our operating costs and predictions of increases in those costs influenced by wage inflation and other marketplace factors, as well as the volume of work required by the client. Our predictions are based on limited data and could turn out to be inaccurate, resulting in contracts that may not be profitable. Typically, we do not have the ability to increase the rates established at the outset of a client project, other than on an annual basis and often subject to caps. Independent of our right to increase our rates on an annual basis, client expectations regarding the anticipated cost of a project may limit our ability to increase our rates for ongoing work.

In addition to our time-and-materials contracts, we undertake some engagements on a fixed-price basis. Our pricing in fixed-price contracts is highly dependent on our assumptions and forecasts about the costs we expect to incur to complete the related project, which are based on limited data and could turn out to be inaccurate. Any failure by us to accurately estimate the resources, including the skills and seniority of our employees, required to complete a fixed-price contract on time and on budget, or any unexpected increase in the cost of our employees assigned to the related project, office space or materials could expose us to risks associated with cost overruns and could have a material adverse effect on our business, results of operations and financial condition. In addition, any unexpected changes in economic conditions that affect any of the foregoing assumptions and predictions could render contracts that would have been favorable to us when signed unfavorable.
Our revenue is dependent on a limited number of industry verticals, and any decrease in demand for technology services in these verticals or our failure to effectively penetrate new verticals could adversely affect our results of operations.
Historically, we have focused on developing industry expertise and deep client relationships in a limited number of industry verticals. As a result, a substantial portion of our revenue has been generated by clients operating in the banking, capital markets, insurance and payments, or Payments and Financial Services, vertical and the technology, media and telecommunications, or TMT, vertical. The Payments and Financial Services and TMT verticals constituted 52.3% and 21.9%, 50.7% and 25.0%, and 50.7% and 27.1% of our revenue, respectively, for the fiscal years ended June 30, 2023, 2022 and 2021, respectively. Our business growth largely depends on continued demand for our services from clients in Payments and Financial Services and TMT, and any slowdown or reversal of the trend to spend on technology services in these verticals could result in a decrease in the demand for our services.
We have also begun expanding our business into other verticals, such as consumer products, healthcare, mobility, insurance and retail. However, we have less experience in these verticals and there can be no assurance that we will be successful in penetrating these verticals. There may be competitors in these verticals that may be entrenched and difficult to dislodge. As a result of these and other factors, including increased spending controls by companies due to global economic conditions, our efforts to expand our client base may be expensive and may not succeed, and we therefore may be unable to grow our revenue. Failure to further penetrate our existing industry verticals or expand our client base in new verticals may materially adversely affect our revenue, financial condition and results of operations. Other developments, including impacts from the current period of economic uncertainty, the escalation of geopolitical tensions,the Russia-Ukraine conflict and other unfavorable global economic conditions including disruptions to trade and commerce, in the industries in which we operate may also lead to a decline in the demand for our services, and we may not be able to successfully anticipate and prepare for any such changes. For example, consolidation or acquisitions in the industry, particularly involving our clients, may adversely affect our business. Our existing and potential clients may experience rapid changes in their prospects, substantial price competition and pressure on their profitability. This, in turn, may result in increasing pressure on us to lower our prices, which could adversely affect our revenue, results of operations and financial condition.
We use generative AI tools in our operations, which may result in significant operational challenges, liability and reputational harm.
We use generative AI tools in our operations, including to generate software code that is incorporated into our client deliverables and to gain data-driven insights, build predictive models and develop intelligent systems, and expect to use generative AI tools in the future.
Generative AI refers to AI technology that creates new content (such as text, audio, data, images, video, software code) or Output, by leveraging content that the technology was trained on (e.g., through machine learning) in response to prompts submitted by a user, Prompts. Generative AI provides significant opportunities for new and efficient forms of content development, across a wide range of applications. However, generative AI is relatively new and the business, legal and ethical landscape regarding its use, commercialization and regulation is unsettled and constantly evolving. Uncertainty in the legal regulatory regime relating to AI may require significant resources to modify and maintain business practices to comply with relevant U.S. and non-U.S. laws. For further information on the AI regulatory framework see also the risk factor titled “We are subject to stringent and evolving laws, regulations, rules, self-regulatory standards, policies, contractual obligations, and other obligations regarding privacy and data security matters, including in the European Union and the United Kingdom, where we have material operations. Our actual or perceived failure to comply with such obligations could expose us to regulatory investigations or actions, litigation, fines and penalties or other financial liabilities, disruption of our business operations, reputational harm, loss of revenue or profit, loss of customers or sales and/or adversely affect our ability to conduct our business.” While we have implemented policies to govern the use of generative AI tools by our personnel and any other person in the performance of services for our Company, the use of generative AI in aspects of our business may present material risks and challenges that could increase as generative AI tools become more prevalent.
Recent decisions of the U.S. Copyright Office suggest that we would not be able to claim copyright ownership in any Output, and the availability of such protection in other countries is unclear. In the United Kingdom, copyright law may protect works generated by a computer where there is no human creator, however to date there has been no judicial treatment of these computer-generated work considerations in the context of generative AI. Therefore, even in jurisdictions where copyright protection may be extended to AI-generated works, the ownership of any Outputs generated using generative AI tools may be subject to legal challenge. As a result, we may not be the legal owner of the Output, which in turn is likely to prevent or limit our ability and the ability of our clients to enforce our respective rights in the Output or mean that both our clients and us are unable to prevent others from copying it or reusing it, or unable to stop the provider of the generative AI tool from providing identical Outputs to third parties. The generative AI tool’s terms of service may also declare that the provider of the generative AI tool owns the Outputs, or that it retains a broad right to re-use the Outputs beyond the right to use the Outputs (and the Prompts) to train the generative AI tool.
In addition, we have little or no insight into the third-party content and materials used to train the generative AI tools, or the extent of the original works which remain in the Output. As a result, we and our clients may face claims from third parties alleging infringement of their intellectual property rights, or infringement of open-source licenses or other license terms. Open-source licenses have various conditions on the use of the source code, ranging from notice and attribution requirements to other more onerous provisions, such as an obligation to make any proprietary code linking to or derived from such open-source code available under the same license terms, which could have significant implications for our and our clients’ proprietary code. See also the risk factor titled “We incorporate third-party open source software into our client deliverables and our failure to comply with the terms of the underlying open source software licenses could adversely impact our clients and create potential liability.” We and our clients could also be subject to claims from the providers of the generative AI tools if the use of the Output or the tool is inconsistent with, or in breach of, the terms of use. Any of these claims could result in legal proceedings and liability for us or our clients, and could require us or our clients to purchase a costly license, comply with the requirements of open-source software license terms, limit or cease using the Output unless and until such Output is re-engineered to avoid infringement, or change the use of, or remove, the implicated Output. Our use of generative AI tools for software development may also present additional security risks because the generated source code may have been modelled from publicly available code, or otherwise not be subject to our internal controls. There is also a risk that “bad actors” may intend to influence training models to incorporate latent security issues, trojans, malware, or “inorganic” results in Outputs. Unlike open-source software which typically involves community oversight and review of contributions to open-source projects or other community-driven code, generative AI tools may not have the same oversight and review, increasing the risk of any widespread vulnerability or influence of algorithmic output by those with intentions that are against the interest of users or entire groups of users. In addition, AI algorithms may be flawed, and datasets may be insufficient or contain biased information, which could result in inaccurate Output, or Output that is discriminatory, unethical or biased.
Any of the foregoing events could adversely impact our business and the business of our clients, and, as a result, we may suffer significant reputational harm and we may face claims from our clients, including contractual claims if the agreement prohibits the use of AI-generated content in the deliverables and indemnification claims.
We also face risks in respect of any personal data or confidential or proprietary information of the Company which may be included in any Prompts. Whilst some generative AI tool operators offer an “enterprise” or “business” version with more customer-favourable confidentiality and security provisions, free-to-use generative AI tools do not typically have confidentiality or security obligations with respect to Prompts or Outputs. As a result, if our confidential information, or information of a third party to which we have an obligation to keep confidential, is included in the Prompt provided to the generative AI tool, the generative AI tool might disclose or reuse such confidential information, including re-creating the Output to others, or using the confidential information as training data for other Outputs, and we may not have the ability to prevent the generative AI tool from doing so. Additionally, there is the risk of personal data being included in a Prompt, which could result in such personal data being inappropriately transferred or processed. This could result in a breach of our obligations under applicable data protection laws, or contracts with our clients or other third parties, which could put us at risk of a fine from the relevant regulator and/or a claim for damages. For further information of data protection breaches and fines, see the risk factor titled “We are subject to stringent and evolving laws, regulations, rules, self-regulatory standards, policies, contractual obligations, and other obligations regarding privacy and data security matters, including in the European Union and the United Kingdom, where we have material operations. Our actual or perceived failure to comply with such obligations could expose us to regulatory investigations or actions, litigation, fines and penalties or other financial liabilities, disruption of our business operations, reputational harm, loss of revenue or profit, loss of customers or sales and/or adversely affect our ability to conduct our business.”
The risks resulting from use of generative AI tools could be difficult to eliminate or manage, and, if not addressed, could have a material adverse effect on our business, reputation, results of operations, financial condition, and future prospects.
Our results of operations may be negatively impacted by the military conflict between Russia and Ukraine.

In late February 2022, Russian military forces launched a significant military action against Ukraine, which we refer to as the Russia-Ukraine conflict. This military conflict remains ongoing and has drawn significant backlash from other countries, including the imposition of financial and economic sanctions by Canada, the United Kingdom, the European Union, the United States and other countries and organizations against officials, individuals, regions and industries in Russia, Ukraine and Belarus. The conflict and related sanctions have resulted and could continue to result in disruptions to trade, commerce, pricing stability, credit availability and supply chain continuity in both Europe and globally, and has introduced significant uncertainty into global markets.

While our business and operations have not thus far been significantly impacted, it is not possible to predict the broader or longer-term consequences of the Russia-Ukraine conflict on our business. For example, we have employees and clients based in Moldova, a neighboring country of Ukraine. If the armed conflict involving Russia and Ukraine were to spread to other countries such as Moldova, we may incur significant costs associated with assisting our employees with relocating to neighboring countries or providing other forms of aid. We may also lose clients or experience other disruptions of our business activities in the region including through interruptions to power, curfew measures imposed on our employees or due to staff displacement caused by attacks in the region. It is possible that clients will request that we provide services from countries other than Moldova.

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

In order to sustain our growth, we must attract and retain a large number of highly-skilled and talented IT professionals. During the fiscal year ended June 30, 2023, we increased our headcount by 210 employees, or 1.8%. Our business is people driven and, accordingly, our success depends upon our ability to attract, develop, motivate, retain and effectively utilize highly-skilled IT professionals in our delivery locations, which are principally located in European Union countries (Bulgaria, Croatia, Poland, Romania and Slovenia), Central European countries (Bosnia & Herzegovina, Moldova, North Macedonia and Serbia), Latin America (Argentina, Colombia, Mexico and

Uruguay) and South East Asia (Malaysia and Vietnam). We believe that there is significant competition for attracting technology professionals in the geographic regions in which our delivery centers are located and that such competition will continue for the foreseeable future. Increased hiring by technology companies and increasing worldwide competition for skilled technology professionals has led to a shortage in the availability of suitable personnel in the locations where we operate and hire. In addition, we are in a period of economic uncertainty and capital markets disruption following the escalation of geopolitical tensions and the Russia-Ukraine conflict and related sanctions, which could conceivably expand into the surrounding region. All of these factors may negatively impact our ability to recruit, hire and train the IT professionals we require to operate our business. As remote or flexible work options become more commonplace, potential candidates may choose to move to lower cost of living areas, which could negatively impact our ability to recruit appropriately skilled personnel for onsite positions. Moreover, we have observed increased wage expectations due to inflation and adverse global economic conditions. Such wage expectations could create challenges for our recruiting efforts in light of profitability considerations and margin requirements. Our ability to properly staff projects, maintain and renew existing engagements and win new business depends, in large part, on our ability to recruit, train and retain IT professionals in the areas where our delivery centers are located. Failure to hire, train and retain IT professionals in sufficient numbers could have a material adverse effect on our business, results of operations and financial condition.

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

We are focused on geographic expansion, particularly in North America and Europe. In fiscal years 2023, 2022 and 2021, 32.5%, 34.8% and 31.4% of our revenue, respectively, came from clients in North America and 23.0%, 21.1% and 24.2% of our revenue, respectively, came from clients in Europe. From fiscal year 2022 to fiscal year 2023, our revenue from clients in North America and Europe increased by 13.2% and 32.3%, respectively, and from fiscal year 2021 to fiscal year 2022, our revenue from clients in North America and Europe increased by 62.8% and 27.8%, respectively. We have made significant investments to expand in North America, including our acquisitions of Velocity Partners LLC, or Velocity Partners, in December 2017, Five and Levvel in March 2021 and TLM Partners, Inc. in August 2023, which increased our sales presence in North America and added nearshore delivery capacity in Latin America. We have also made meaningful investments to expand in Europe, including our acquisitions of Intuitus Limited, or Intuitus, in November 2019, Exozet Berlin, or Exozet, in December 2019, Comtrade Digital Services, or CDS, in August 2020, Five in March 2021 and DEK in June 2023, which expanded our sales presence in Europe and expanded the services we can provide to clients. However, our ability to add new clients will depend on a number of factors, including the market perception of our services, our ability to successfully add nearshore delivery center capacity, pricing, competition, overall economic conditions, including factors such as market correction, economic downturn, recession or fears of recession, inflation, increased unemployment and negative impacts to the global supply chain. For example, global markets are experiencing volatility and disruption, high levels of inflation and interest rate fluctuations, as well as the market correction or other negative global economic conditions resulting from the escalation of geopolitical tensions and the Russia-Ukraine conflict and related sanctions which may slow down our revenue growth in North America and Europe and could materially negatively affect our expansion of business in these regions. In addition, due to recent large-scale layoffs in North America, particularly in the technology industry, there is the possibility that the increased availability of engineers in the employment market will reduce our demand, as clients may choose to have projects delivered in-house. If we are unable to retain existing clients and attract new clients in North America and Europe, we may be unable to grow our revenue and our business, financial condition and results of operations could be adversely affected.

We may be unable to effectively manage our rapid growth or achieve anticipated growth, which could place significant strain on our management personnel, systems and resources.
We have experienced rapid growth and significantly expanded our business over the past several years, both organically and through acquisitions. We intend to continue to grow our business in the foreseeable future and to pursue existing and potential market opportunities. We have also increased the size and complexity of the projects that we undertake for our clients and hope to continue being engaged for larger and more complex projects in the future. As we add new delivery sites, acquire new companies, introduce new services or enter into new markets, we may face new market, technological and operational risks and challenges with which we are unfamiliar, and we may not be able to mitigate these risks and challenges in an efficient manner. Further, following acquisitions, or as we expand into new markets or verticals, we may be unable to achieve the growth we anticipate in such markets or services, due to such technological and operational risks as well as the challenges of operational integration. In addition, the uncertainty and disruption resulting from the recent global economic growth slowdown and changes in inflation may negatively impact our growth opportunities as clients may reduce or postpone their technology spend and suitable acquisition opportunities may become more challenging. We may not be able to achieve our anticipated growth or successfully execute large and complex projects, which could materially adversely affect our revenue, results of operations, business and prospects.

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
We face intense competition.
The market for technology and IT services is intensely competitive, highly fragmented and subject to rapid change and evolving industry standards and we expect competition to intensify. We believe that the principal competitive factors that we face are the ability to innovate; technical expertise and industry knowledge; end-to-end solution offerings; the ability to effectively incorporate rapidly emerging technologies, such as artificial intelligence, or AI, technology (including generative AI tools), in our operations and service offering; delivery location; price; reputation and track record for high-quality and on-time delivery of work; effective employee recruiting; training and retention; responsiveness to clients’ business needs; scale; and financial stability. With regard to our use of generative AI tools, see also “We use generative AI tools in our operations, which may result in significant operational challenges, liability and reputational harm”.

Our primary competitors include next-generation IT service providers, such as Globant S.A. and EPAM Systems, digital agencies and consulting companies, such as Ideo, McKinsey & Company and Publicis Sapient, global consulting and traditional IT services companies, such as Accenture PLC, Capgemini SE, Cognizant Technology Solutions Corporation and Tata Consultancy Services Limited, and in-house development by our clients of their technology and IT capabilities. Many of our competitors have substantially greater financial, technical and marketing resources and better name recognition than we do. As a result, they may be able to compete more aggressively on pricing or devote greater resources to the development and promotion of technology and IT services. Companies based in some emerging markets also present significant price competition due to their competitive cost structures and tax advantages.

In addition, there are relatively few barriers to entry into our markets and we have faced, and expect to continue to face, competition from new market entrants. Further, there is a risk that our clients may elect to increase their internal resources to satisfy their service needs as opposed to relying on a third-party service provider, such as us. The technology services industry may also undergo consolidation, which may result in increased competition in our target markets from larger firms that may have substantially greater financial, marketing or technical resources, may be able to respond more quickly to new technologies or processes and changes in client demands, and may be able to devote greater resources to the development, promotion and sale of their services than we can. Increased competition could also result in price reductions, reduced operating margins and loss of our market share. We cannot be certain that we will be able to compete successfully with existing or new competitors or that competitive pressures will not materially adversely affect our business, results of operations and financial condition.
If we do not continue to innovate and remain at the forefront of emerging technologies and related market trends, we may lose clients and not remain competitive.
Our success depends on delivering innovative solutions that leverage emerging technologies and emerging market trends to drive increased revenue. Technological advances and innovation are constant in the technology services industry. As a result, we must continue to invest significant resources to stay abreast of technology developments so that we may continue to deliver solutions that our clients will wish to purchase. If we are unable to anticipate technology developments, enhance our existing services or develop and introduce new services to keep pace with such changes and meet changing client needs, we may lose clients and our revenue and results of operations could suffer. Our results of operations would also suffer if our employees are not responsive to the needs of our clients, not able to help clients in driving innovation and not able to help our clients in effectively bringing innovative ideas to market. The increasing reliance on automation, AI, machine learning, or ML, and other new technologies by our clients may reduce the demand for our services if we are unable to incorporate these technologies into our offering, which may adversely impact our results of operations. Our competitors may be able to offer engineering, design and innovation services that are, or that are perceived to be, substantially similar or better than those we offer. This may force us to reduce our daily rates and to expend significant resources in order to remain competitive, which we may be unable to do profitably or at all. Because many of our clients and potential clients regularly contract with other IT service providers, these competitive pressures may be more acute than in other industries.
We are dependent on members of our senior management team and other key employees.
Our future success heavily depends upon the continued services of our senior management team, particularly our Chief Executive Officer John Cotterell, as well as other key senior-level employees. We currently do not maintain key man life insurance for any of the members of our senior management team or other key employees. We also do not have long-term employment contracts with all of our key employees. We are only entitled to six to 12 months’ prior notice if our executive officers intend to terminate their respective employment with us and three months’ prior notice if any of our other senior executives intend to terminate their respective employment with us. If one or more of our senior executives or key employees are unable or unwilling to continue in their present positions, it could disrupt our business operations, and we may not be able to replace them easily, on a timely basis or at all. In addition, competition for senior executives and key employees in our industry is intense, and we may be unable to retain our senior executives and key employees or attract and retain new senior executives and key employees in the future, in which case our business may be severely disrupted.
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

Additionally, we have a number of current employees whose equity ownership in our company gives them a substantial amount of personal wealth. As a result, it may be difficult for us to continue to retain and motivate these employees. Further, many of our employees hold Class B ordinary shares that were subject to certain selling restrictions until July 2023. Following the expiration of these restrictions, holders of Class B ordinary shares are able to convert their Class B ordinary shares to Class A ordinary shares and sell the Class A ordinary shares in the market. Sales of our ADSs by our employees in the open market or the perception that such sales may occur may negatively impact the market price of our ADSs. The risk that our employees may sell ADSs in the open market may be made more acute given we do not anticipate paying dividends in the foreseeable future, meaning open market sales or sales in registered offerings may be our employees’ only means of generating liquidity from their ownership of our securities.
We must maintain adequate employee utilization rates and productivity levels.

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
•our ability to forecast demand for our services (and which may be impacted due to the effects of unfavorable global economic conditions) and thereby maintain an appropriate number of employees in each of our delivery locations;

•our ability to deploy employees with appropriate skills and seniority to projects;
•our ability to manage the attrition of our employees; and
•our need to devote time and resources to training, professional development and other activities that cannot be billed to our clients.
Our revenue could also suffer if we misjudge demand patterns, including as a result of uncertainties related to disruptions to trade, commerce, pricing stability, credit availability and supply chain continuity, global public health pandemics, the Russia-Ukraine conflict and any other global economic and geopolitical conditions and do not recruit or sustain sufficient employees to satisfy demand. Employee shortages could prevent us from completing our contractual commitments in a timely manner and cause us to lose contracts or clients. Further, to the extent that we lack or fail to sustain sufficient employees with lower levels of seniority and daily or hourly rates, we may be required to deploy more senior employees with higher rates on projects without the ability to pass such higher rates along to our clients, which could adversely affect our profit margin and profitability.
Our business will suffer if we are not successful in delivering contracted services.
Our operating results are dependent on our ability to successfully deliver contracted services in a timely manner. We must consistently build, deliver and support complex projects. Failure to perform or observe any contractual obligations, including our inability to comply with local laws and regulations, could damage our relationships with our clients and could result in cancellation or non-renewal of a contract. Some of the challenges we face in delivering contracted services to our clients include:
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
Our operating results may fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Fluctuations in our operating results may be particularly pronounced in the current economic environment due to the economic slowdown, inflation and other financial uncertainties. You should not rely on our past results as an indication of our future performance.
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
•the business decisions of our clients regarding the use of our services or spend on technology;
•the ability to further grow sales of services to existing clients;
•seasonal trends and the budget and work cycles of our clients;
•delays or difficulties in expanding our operational facilities or infrastructure;
•our ability to estimate costs under fixed price contracts;
•employee wage levels and increases in compensation costs;
•unanticipated contract or project terminations;
•the timing of collection of accounts receivable;
•our ability to manage risk through our contracts;
•the continuing financial stability of our clients;
•changes in our effective tax rate;
•fluctuations in currency exchange rates;
•fluctuations in inflation rates;

•general economic conditions; including the recent and ongoing global slowdown in economic growth as well as high levels of inflation and interest rate fluctuations;

•the impact of public health pandemics; and
•the impact of unforeseen global and geopolitical events, such as the Russia-Ukraine conflict.
As a result of these factors, our operating results may from time to time fall below our estimates or the expectations of public market analysts and investors.
Increases in our current levels of employee attrition may increase our operating costs and adversely affect our future business prospects.
The technology industry generally experiences a significant rate of turnover of its workforce. There is a limited pool of individuals who have the skills and training needed to help us grow our Company. We compete for such talented individuals not only with other companies in our industry but also with companies in other industries, such as software services, engineering services, financial services and technology generally, among others. As the technology industry increasingly embraces remote working practices and as employees become more dispersed, there is a risk that we will fail to maintain our unique culture. This may result in a perceived loss of quality and differentiation between us and our peers which may in turn make us a less attractive employer to existing and potential candidates. High attrition rates of personnel would increase our hiring and training costs and could have an adverse effect on our ability to complete our contracts in a timely manner, meet client objectives and expand our business.
Recent acquisitions and potential future acquisitions could prove difficult to integrate, disrupt our business, dilute shareholder value or strain our resources.

We have completed several acquisitions in the past year, including DEK Corporation Pty Ltd, DEK Technologies Sweden AB and DEK Technologies Vietnam Company Limited, or, together, DEK, in June 2023, Mudbath & Co Pty in May 2023 and Lexicon Digital Pty Ltd and Lexicon Consolidated Holdings Pty Ltd, or, together, Lexicon, in October 2022. In the future, we may acquire additional businesses that we believe could complement or expand our business. Realizing the benefits of acquisitions depends in part on the successful integration of operations and personnel. Integrating the operations of acquired businesses successfully or otherwise realizing any of the anticipated benefits of acquisitions, including anticipated cost savings and additional revenue opportunities, is complex and time-consuming and involves a number of potential challenges, including the effective and timely alignment of the acquired entity’s processes and systems with our processes and systems, including our internal controls over financial reporting. The failure to meet these integration challenges could seriously harm our financial condition and results of operations. Past acquisitions and any acquisitions we may complete in the future will give rise to certain risks and we may encounter unexpected difficulties or incur unexpected costs, including:

•diversion of management attention from ongoing business concerns to integration matters;
•lack of available staff to perform the integration in a timely manner or inability of staff to perform ongoing business activities due to their integration work;
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
We operate in a rapidly evolving industry, which makes it difficult to evaluate our future prospects.
The technology services industry is competitive and continuously evolving and is subject to rapidly changing demands and constant technological developments. As a result, success and performance metrics are difficult to predict and measure in our industry. Because services and technologies are rapidly evolving and each company within the industry can vary greatly in terms of the services it provides, its business model, and its results of operations, it can be difficult to predict how any company’s services, including ours, will be received in the market. This has been highlighted by the recent rapid increase in interest in AI and ML technologies. Neither our past financial performance nor the past financial performance of any other company in the technology services industry is indicative of how our Company will fare financially in the future. Our future profits may vary substantially from those of other companies and those we have achieved in the past, making an investment in our company risky and speculative. If our clients’ demand for our services declines as a result of economic conditions, market factors or shifts in the technology industry, our business would suffer and our results of operations and financial condition would be adversely affected.

We may be subject to liability claims for actual or perceived breaches of our contracts, which may not contain limitations of liability, and our insurance may be inadequate to cover our losses.
We are subject to numerous obligations, including indemnity obligations, in our contracts with our clients and suppliers. Despite the procedures, systems and internal controls we have implemented to comply with our contracts, we may breach these commitments, whether through a failure to comply with applicable laws or regulations, a weakness in our procedures, systems and internal controls, inability to prevent acts by third parties, such as cyber threat actors or negligence or the willful act of an employee or contractor. Additionally, a client may make a claim against us because they believe such a breach of contract occurred. Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our contractual obligations, including our privacy and security obligations. Additionally, our insurance policies, including, but not limited to, our professional indemnity (errors and omissions) and cyber and data security insurance policies, may be inadequate to insure us for the potentially significant losses that may result from claims arising from breaches of our contracts, security incidents, disruptions in our services, failures or disruptions to our infrastructure, catastrophic events and disasters or otherwise. In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all. Further, our insurance may not cover all claims made against us and defending a suit or claim, regardless of its merit, could be costly and divert management’s attention.

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
In the ordinary course of business, we collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, process) personal data and other sensitive information, including proprietary and confidential business data, trade secrets, source code, intellectual property, sensitive third-party data, and customer data (including proprietary and confidential information of our customers and our customers’ customers, such as their confidential business data and intellectual property). Our data processing activities may subject us to numerous laws, rules, regulations, guidance, external and internal privacy and security policies, contractual requirements, industry standards, and other obligations related to privacy and data security, including in the United Kingdom and European Union, where we have material operations, and other jurisdictions around the world.

European countries and the United Kingdom have imposed strict laws, regulations, directives and requirements for processing personal data, such as the European Union’s General Data Protection Regulation, or EU GDPR, and the United Kingdom’s General Data Protection Regulation, or U.K. GDPR, and the Privacy and Electronic Communications Directive 2002/58/EC, or ePrivacy Directive. For example, both the EU GDPR and/or the U.K. GDPR, together referred to as GDPR, require covered companies to offer individuals certain rights over their personal data (such as the right to be forgotten), impose additional data breach notification requirements, requires companies to appoint data protection officers in certain circumstances, and impose additional recordkeeping obligations, in addition to other requirements. Penalties under these laws (and others) can be severe. In particular, under the GDPR we may face temporary or definitive bans on data processing and other corrective actions that could materially adversely impact our operations and ability to do business; fines of up to 20 million Euros or 17.5 million pounds (under the EU GDPR and the U.K. GDPR, respectively) or 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal data brought by individual data subjects or groups of data subjects or consumer protection organizations authorized at law to represent their interests. Developments and changes in privacy and data security laws in the European Union and United Kingdom, including to the EU GDPR, U.K. GDPR, ePrivacy Directive, and EU or U.K. data breach laws, may more materially affect our operations than developments or changes to such laws in other jurisdictions because the majority of our operations (including employees) are based in the EU and U.K., we are headquartered in the United Kingdom, and we serve customers across Europe. Additionally, we may be subject to various privacy laws in the jurisdictions where we operate, including Australian privacy laws, such as the Privacy Act of 1988, as well as Canada’s Personal Information Protection and Electronic Documents Act, or PIPEDA, and various related provincial laws, as well as Canada’s Anti-Spam Legislation, or CASL. We also have operations in Asia, and may be subject to new and emerging data privacy regimes in the region, including Singapore’s Personal Data Protection Act or Vietnam Decree No. 13/2023/ND-CP on the Protection of Personal Data.

The European Union, United Kingdom and other jurisdictions have enacted laws requiring data to be localized, heavily conditioning or limiting the transfer of personal data to other countries. We may be unable to transfer personal data from Europe and other jurisdictions to different countries due to data localization laws, regulations, requirements or limitations on cross-border data flows. Although there are various mechanisms that may be used in some cases to lawfully transfer personal data from the United Kingdom, Europe and other jurisdictions to the different countries, these mechanisms are subject to legal challenges and may not be available to us. A prohibition or material limitation on our ability to transfer personal data to other countries could materially adversely impact our business operations. In particular, on July 10, 2023, the European Commission adopted an adequacy decision for the new EU-U.S. Data Privacy Framework, which facilitates international transfers of personal data between the European Union and the United States, for companies that choose to self-certify with the framework and comply with its principles. However, the EU-U.S. Data Privacy Framework is expected to be subject to legal challenges and could be withdrawn if, for example, it is deemed not to provide an adequate level of protection to EU individuals. It is unclear how data transfers to and from the United States and the European Union will be regulated in the long term, which measures must be put in place for onward transfers to and from the United States and the European Union, and whether or not the EU-U.S. Data Privacy Framework will provide a long-term solution to managing flows of personal data between the European Union and the United States. Although the United States and the United Kingdom agreed in principle to implement a similar transfer mechanism for data transfers from the United Kingdom to the United States, this mechanism may also be subject to legal challenges, and there is no assurance that we will satisfy or rely on this measure to lawfully transfer personal data to the United States.

Although there are currently various mechanisms that may be used to transfer personal data from Europe to inadequate countries or to U.S.-based companies which did not self-certify to new EU-U.S. Data Privacy Framework, such as the standard contractual clauses in the European Union and the United Kingdom, these mechanisms are complex to implement effectively and subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to such countries or recipients. The European Commission adopted an adequacy decision for the new EU-U.S. Data Privacy Framework, which facilitates international transfers of personal data between the European Union and the United States, for companies that choose to self-certify with the framework and comply with its principle, but the Framework may be subject to legal challenges and certifications may be withdrawn. Although the United States and the United Kingdom agreed in principle to implement a similar transfer mechanism for data transfers from the United Kingdom to the United States, this mechanism may also be subject to legal challenges, and there is no assurance that we will satisfy or rely on this measure to lawfully transfer personal data to the U.S. Other jurisdictions may adopt similarly stringent data localization and cross-border data transfer laws, or such laws may be stringently interpreted by regulators. If there is no lawful manner for us to transfer personal data from the United Kingdom, Europe or other jurisdictions to different countries, or if the requirements for a legally-compliant transfer are too onerous, we could face materially adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties, and injunctions against our processing or transferring of personal data necessary to operate our business. Notably, some European regulators have prevented companies from transferring personal data out of Europe for allegedly violating GDPR and the EU’s cross-border data transfer limitations. Additionally, some of our customer contracts may require us to host personal data locally, and this further complicates our ability to transfer and process personal data in order to provide our services, operate and earn revenue.

In the United States, federal, state, and local governments have enacted numerous privacy and data security laws, including consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), data breach notification laws, and personal data privacy laws. For example, the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA imposes specific requirements relating to the privacy, security, and transmission of individually identifiable health information, including on entities such as ours which are business associates under HIPAA. Various states have also implemented laws regulating the use and disclosure of individually identifiable health information. Additionally, some of our U.S. healthcare industry customers may rely on our solutions to protect information as required by HIPAA and related regulations. As another example, the California Consumer Privacy Act, as amended by the California Privacy Rights Act of 2020, or CPRA, collectively, the CCPA, applies to personal information of consumers, business representatives, and employees who are California residents, and requires businesses to provide specific disclosures in privacy notices and honor requests of such individuals to exercise certain privacy rights. The CCPA provides for administrative fines of up to $7,500 per violation and allows private litigants affected by certain data breaches to recover significant statutory damages. The CPRA expands the CCPA’s requirements including by adding a new right for individuals to correct their personal information and establishing a new regulatory agency to implement and enforce the law. Other states, such as Virginia, Utah and Colorado, have also passed comprehensive privacy laws, and similar laws are being considered in several other states. These developments may further complicate compliance efforts, and may increase legal risk and compliance costs for us, the third parties upon whom we rely, and our customers. Additionally, privacy and data security laws have been proposed at the federal, state, and local levels in recent years, which could further complicate compliance efforts.
Our employees and personnel may use generative AI technologies to perform their work, and the disclosure and use of personal information in generative AI technologies is subject to various privacy laws and other privacy obligations. Governments have passed and are likely to pass additional laws regulating generative AI. Our use of this technology could result in additional compliance costs, regulatory investigations and actions, and consumer lawsuits. If we are unable to use generative AI, it could make our business less efficient and result in competitive disadvantages. Furthermore, the use of AI and machine learning, or ML, in our operations and service offerings are subject to privacy and data security laws, as well as increasing regulation and scrutiny. Several jurisdictions around the globe, including Europe and certain U.S. states, have proposed or enacted laws governing AI and ML and we expect other jurisdictions will adopt similar laws. For example, European regulators have proposed a stringent AI regulation, that, if adopted, could impose onerous obligations related to the use of AI-related systems and may require us to change our business practices to comply with such obligations. Additionally, certain privacy laws extend rights to consumers (such as the right to delete certain personal data) and regulate automated decision making, which may be incompatible with our use of AI and ML in our service offering. These obligations may make it harder for us to conduct our business using AI and ML, lead to regulatory fines or penalties, require us to change our business practices, retrain our AI and ML, or prevent or limit our use of AI and ML. For example, the Federal Trade Commission has required other companies to turn over (or disgorge) valuable insights or trainings generated through the use of AI and ML where they allege the company has violated privacy and consumer protection laws. If we cannot use AI and ML or that use is restricted, our business may be less efficient, or we may be at a competitive disadvantage.
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
Any failure or perceived failure by us or the third parties on which we rely to comply with applicable privacy or data security obligations could result in significant consequences, including governmental investigations and enforcement actions (e.g., fines, penalties, audits, inspections, and similar), litigation (including class-action claims) or other claims, additional reporting requirements and/or oversight, bans on processing personal data, orders to destroy or not use personal data, and fines and penalties. In particular, plaintiffs have become increasingly more active in bringing privacy-related claims against companies, including class claims and mass arbitration demands. Some of these claims allow for the recovery of statutory damages on a per violation basis, and, if viable, carry the potential for monumental statutory damages, depending on the volume of data and the number of violations. Any of these events could have a material adverse effect on our reputation, business or financial condition, including but not limited to: adverse publicity, loss of trust in us by our clients and partners, reputational harm, inability to process personal data or to operate in certain jurisdictions, expenditure of time and resources to defend any claim or inquiry, and interruptions or stoppages in our business operations.

Further, any failure of us to correct business processed that is departing from privacy compliant legal obligations, or any failure of us to adopt or implement business processes that are ensuring compliance with applicable privacy laws, constitute a risk that should be mitigated by adequate efforts brought synergic by various internal teams (legal, compliance, audit, business processes and training).

We are dependent on our existing client base and our ability to retain such clients.
A significant percentage of our revenue comes from our existing client base. For example, during the fiscal year ended June 30, 2023, 93.0% of our revenue came from clients from whom we generated revenue during the prior fiscal years. Additionally, during the fiscal years ended June 30, 2023, 2022 and 2021, our 10 largest clients accounted for 32.8%, 33.8% and 34.9% of our revenue, respectively. However, the volume of work performed for a specific client is likely to vary from year to year, especially since we generally do not have long-term commitments from our clients and are often not our clients’ exclusive technology services provider. A major client in one year may not provide the same level of revenue for us in any subsequent years. Further, one or more of our significant clients could be acquired and there can be no assurance that the acquirer would choose to use our services to the same degree as previously, if at all. In particular, some of our clients are owned by private equity firms and are, therefore, inherently more likely to be sold at some point in the future.
In addition, the services we provide to our clients, and the revenue and income from those services, may decline or vary as the type and quantity of services we provide changes over time. Our reliance on any individual client for a significant portion of our revenue may give that client a certain degree of pricing leverage against us when negotiating contracts and terms of service. In order to successfully perform and market our services, we must establish and maintain long-term relationships with our clients and develop a thorough understanding of their businesses.
We anticipate that a limited number of clients will continue to account for a significant portion of our revenue in any given fiscal year for the foreseeable future and, in some cases, a portion of our revenue attributable to an individual client may increase in the future. There can be no assurance that we will be successful in maintaining our relationship with and successfully obtaining new engagements from our existing clients or achieve our revenue growth and other financial goals as a result.
Additionally, if our existing client base, notably our largest clients, are adversely impacted by current or future adverse global economic or geopolitical conditions and disruptions to trade, commerce, pricing stability, credit availability and supply chain continuity in both Europe and globally, then we may experience a decrease in demand, delays in payment or postponement of projects, which could have a material adverse effect on our business, results of operations and financial condition.
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
Implementing our services also involves a significant commitment of resources over an extended period of time from both our clients and us. Our clients may experience delays in obtaining internal approvals or delays associated with technology, thereby further delaying the implementation process. Our current and future clients may not be willing or able to invest the time and resources necessary to implement our services, and we may fail to close sales with potential clients to which we have devoted significant time and resources. In addition, it is possible that our current and future clients will try to reduce their investment and dependency on human resources, and, in turn, us, by adopting AI and ML initiatives. We may therefore incur additional costs in delivering these specific AI or ML environments, specific to each client or prospective client, which may also negatively affect future revenue. Any significant failure to generate revenue or delays in recognizing revenue after incurring costs related to our sales or services process could materially adversely affect our business.
Our business depends on a strong brand and corporate reputation.
Since many of our client engagements involve highly tailored solutions, our corporate reputation is a significant factor in our existing and prospective clients’ determination of whether to engage us. We believe the Endava brand name and our reputation are important corporate assets that help distinguish our services from those of our competitors and also contribute to our efforts to recruit and retain talented IT professionals. However, our corporate reputation is susceptible to damage by actions or statements made by current or former clients or employees, competitors, vendors and adversaries in legal proceedings, as well as members of the investment community and the media. Our reputation may also be damaged if the brand or corporate reputation of one of the companies that we have recently acquired suffers due to actions or statements of this nature being made against the relevant group entity.
In addition, we have made numerous acquisitions in recent periods, which require us to rebrand various parts of our business as we integrate newly acquired companies into our group. Such acquisitions and brand evolutions may result in us having less control over our brand and its reputation. Despite us conducting due diligence prior to making an acquisition, there remains a risk that an unfavorable reputational issue may emerge following the completion of an acquisition.

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
Our business depends on our ability to effectively bill and successfully obtain payment from our clients of the amounts they owe us for work performed. We evaluate the financial condition of our clients and usually bill and collect on relatively short cycles. We maintain provisions against receivables. Actual losses on client balances could differ from those that we currently anticipate and, as a result, we may need to adjust our provisions. We may not accurately assess the creditworthiness of our clients. Macroeconomic conditions, such as the global economic slowdown, changing inflation rates, a potential credit crisis in the global financial system and the economic effects of the Russia-Ukraine conflict, have resulted and could continue to result in financial difficulties for our clients, including limited access to the credit markets, insolvency or bankruptcy. Such conditions have caused some clients and could cause other clients to delay payment, request modifications of their payment terms, or default on their payment obligations to us, all of which could increase our receivables balance. Timely collection of fees for client services depends on our ability to complete our contractual commitments and subsequently effectively bill for and collect our contractual service fees. If we are unable to meet our contractual obligations or effectively prepare and provide invoices, we might experience delays in the collection of or be unable to collect our client balances, which could materially adversely affect our results of operations and cash flows. In addition, if we experience an increase in the time required to bill and collect for our services or if our clients are delayed in making payments or stop payments altogether, our cash flows could be adversely affected, which in turn could adversely affect our ability to make necessary investments and, therefore, could affect our results of operations.
We generally do not have long-term commitments from our clients, and our clients may terminate engagements before completion or choose not to enter into new engagements with us.
Our clients generally do not have any long-term commitments to us. Many of our clients can terminate our master services agreements and work orders with or without cause, in some cases with only to 15 days’ prior notice or less. Although a substantial majority of our revenue is typically generated from existing clients, our engagements with our clients are typically for projects that are singular in nature. In addition, large and complex projects may involve multiple engagements or stages, and a client may choose not to retain us for all or additional stages or may cancel or delay planned engagements. Therefore, we must seek to obtain new engagements when our current engagements are successfully completed or are terminated as well as maintain relationships with existing clients and secure new clients to maintain and expand our business.
Even if we successfully deliver on contracted services and maintain long-term relationships with our clients, a number of factors outside of our control could cause the loss of or reduction in business or revenue from our existing clients. These factors include, among other things:
•the business or financial condition of that client or the economy generally;
•a change in strategic priorities by that client, resulting in a reduced level of spending on technology services;
•a demand for price reductions by that client or a demand for prices to remain at existing levels in a period of high inflation;
•mergers, acquisitions or significant corporate restructurings involving that client;
•a decision by that client to move work in-house or to one or several of our competitors; and
•uncertainty and disruption to the global markets including due to disruptions to trade, commerce or supply chain continuity, public health pandemics or geopolitical instability.

The ability of our clients to terminate agreements makes our future revenue uncertain and we may not be able to replace any client that elects to terminate or not renew its contract with us. Further, terminations or delays in engagements may make it difficult to plan our project resource requirements. The loss or diminution in business from any of our clients could have a material adverse effect on our revenue and results of operations.
Our business operations and financial condition could be adversely affected by negative publicity about offshore outsourcing or anti-outsourcing legislation in the countries in which our clients operate.
Concerns that offshore outsourcing has resulted in a loss of jobs and sensitive technologies and information to foreign countries have led to negative publicity concerning outsourcing in some countries. Many organizations and public figures in the United States and Europe have publicly expressed concern about a perceived association between offshore outsourcing IT service providers and the loss of jobs in their home countries. Current or prospective clients may elect to perform services that we offer themselves, or may be discouraged from transferring these services to offshore providers such as ourselves, to avoid any negative perceptions that may be associated with using an offshore provider or for data privacy and security concerns. As a result, our ability to compete effectively with competitors that operate primarily out of facilities located in these countries could be harmed.
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
Our success also depends in part on certain methodologies, practices, tools and technical expertise our company utilizes in designing, developing, implementing and maintaining applications and other proprietary intellectual property rights. In order to protect our intellectual property rights, we rely upon a combination of nondisclosure and other contractual arrangements as well as trade secret, copyright and trademark laws. We consider proprietary trade secrets and confidential know-how to be important to our business. However, trade secrets and confidential know-how are difficult to maintain as confidential. To protect this type of information against disclosure or appropriation by competitors, our policy is to require our employees, consultants, contractors and advisors to enter into confidentiality agreements with us. We also seek to preserve the integrity and confidentiality of our data, trade secrets and know-how by maintaining physical security of our premises and physical and electronic security of our information technology systems. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary technologies are or will be effective. We cannot guarantee that our trade secrets and other proprietary and confidential information will not be disclosed or that competitors will not otherwise gain access to our trade secrets. Current or former employees, consultants, contractors and advisers may unintentionally or willfully disclose our confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Enforcing a claim that a third party illegally obtained and used trade secrets and/or confidential know-how is expensive, time consuming, unpredictable and may vary from jurisdiction to jurisdiction. Furthermore, if a competitor lawfully obtained or independently developed any of our trade secrets, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position. If the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating the trade secret.
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
We could be subject to claims by third parties that companies we have acquired, our employees or we have misappropriated their intellectual property. Many of our employees were previously employed at our competitors or potential competitors. Some of these employees executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. Although we try to ensure that our employees do not use the proprietary information of others in their work for us, we may be subject to claims that we or these employees have used or disclosed confidential information or intellectual property, including trade secrets or other proprietary information, of any such employee's former employer. Litigation may be necessary to defend against these claims. In addition, we are subject to additional risks as a result of our recent and future acquisitions. The developers of the technology that we have acquired or may acquire may not have appropriately created, maintained or enforced intellectual property rights in such technology. Indemnification and other rights under acquisition documents may be limited in term and scope and may therefore provide little or no protection from these risks.
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
In addition, we typically indemnify clients who purchase our services and solutions against potential infringement of intellectual property rights, which subjects us to the risk of indemnification claims. These claims may require us to initiate or defend protracted and costly litigation on behalf of our clients, regardless of the merits of these claims and are often not subject to liability limits or exclusion of consequential, indirect or punitive damages. If any of these claims succeed, we may be forced to pay damages on behalf of our clients, redesign or cease offering our allegedly infringing services or solutions, or obtain licenses for the intellectual property related to such services or solutions. If we cannot obtain all necessary licenses on commercially reasonable terms, our clients may stop using our services or solutions.
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
Risks Related to Regulation and Legislation

Our performance and reputation could be adversely affected by increased focus on and demands from customers, investors and regulators with respect to ESG issues and we may be criticized or penalized for the timing, nature or scope of our ESG disclosures as regulatory standards evolve.

There is an increasing focus from regulators, certain investors, and other stakeholders concerning matters relating to environmental social and governance, or ESG, factors. ESG includes not only environmental issues but also human rights, diversity, responsible supply chain management, ethics, cybersecurity and privacy concerns. We communicate certain ESG-related initiatives and commitments regarding environmental matters, diversity and other matters on our website and elsewhere, including in our annual Sustainability Report.

Our ability to achieve our ESG commitments, including our commitment to reduce our greenhouse gas emissions by 90% by 2050, may be subject to numerous risks, many of which are beyond our control and which may result in us failing to achieve, or be perceived to fail to achieve, our ESG-related initiatives or commitments. We may struggle to secure required resources and related technologies or suppliers that can meet our standards. We may incur substantial costs for environmental regulatory compliance and other ESG initiatives. If we fail to achieve our targets or are perceived to fail to do so, our reputation, business and operations may be adversely affected.

Standards for tracking and reporting ESG metrics, including proposed disclosure requirements from the SEC and other regulators, continue to evolve and may change over time, which could result in significant revisions to our current goals, reported progress in achieving such goals or ability to achieve such goals in the future, as well as increased costs, internal controls, and oversight obligations. Furthermore, our processes and controls for reporting ESG metrics across our operations and supply chain are evolving along with multiple disparate standards for identifying, measuring and reporting ESG metrics. We could be criticized for revisions to the timing, scope or nature of our ESG disclosures, or to the extent that our disclosures about ESG matters increase, we could be criticized for the accuracy, adequacy, or completeness of such disclosures.

Certain market participants, including major institutional investors and capital providers, use third-party benchmarks and scores to assess companies’ ESG profiles in making investment or voting decisions. Our actual or perceived ESG-related initiatives, policies or commitments and any failure to achieve them could result in unfavorable ESG ratings and/or negatively impact our reputation, and result in ESG-focused investors not purchasing and holding our ADSs. This could negatively impact our share price and our access and cost of capital, or otherwise materially harm our business. We risk divestment and challenges to corporate practices and policies if our ESG practices do not meet the expectations of our existing investors.

Changes in laws, regulations, rules or other obligations related to the internet or changes in the internet infrastructure itself may provide various risks, including privacy risks, and thus diminish the demand for our services, and could have a negative impact on our business.

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

Some of our projects require a portion or all of the work to be undertaken at our clients’ facilities, which are often located outside our employees’ country of residence. The ability of our employees to work in locations around the world may depend on their ability to obtain the required visas and work permits, and this process can be lengthy and difficult. Immigration laws are subject to legislative change, as well as to variations in standards of application and enforcement due to political forces and economic conditions. In addition, we may become subject to taxation in jurisdictions where we would not otherwise be so subject as a result of the amount of time that our employees spend in any such jurisdiction in any given year. While we seek to monitor the number of days that our employees spend in each country to minimize such tax liabilities, there can be no assurance that we will be successful in these efforts.

To the extent our employees and contractors are able to work at our clients’ facilities, we may incur risks relating to our employees and contractors’ presence at our clients’ facilities, including, but not limited to: claims of misconduct, negligence or intentional malfeasance on the part of our employees. Some or all of these claims may lead to litigation, liabilities, and negative publicity. It is not possible to predict the outcome of these lawsuits or any other proceeding, and our insurance may not cover any or all claims that may be asserted against us.

Our business is subject to the risks of geopolitical actions, including natural disasters, war and terrorism and public health pandemics.

A significant natural disaster, such as an earthquake, fire or a flood, a catastrophic event, such as a significant power outage, or a public health pandemic, such as the COVID-19 pandemic, could have a material adverse impact on our business, operating results and financial condition. In the event we are hindered by any of the events discussed above, our ability to provide our services to clients could be delayed or rendered impossible. Additionally, a natural disaster, catastrophic event or public health epidemic could cause us or our customers to suspend all or a portion of their operations for a significant period of time, result in a permanent loss of resources, or require the relocation of personnel and material to alternate facilities that may not be available or adequate. Such an event could also cause an indirect economic impact on our customers, which could impact our customers’ purchasing decisions and reduce demand for our products and services.

In addition, our facilities are vulnerable to damage or interruption from human error, intentional bad acts, pandemics, earthquakes, hurricanes, floods, fires, international conflicts and war (including the Russia-Ukraine conflict), terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures and similar events. The occurrence of any of the foregoing events could damage our systems and hardware or could cause them to fail completely, resulting in lengthy interruptions in provision of our services. Our insurance may not cover such events or may be insufficient to compensate us for the potentially significant losses, including the potential harm to the future growth of our business, that may result from interruptions in the provision of our services to clients as a result of system failures.

All of the aforementioned risks may be exacerbated if our disaster recovery plan proves to be inadequate. To the extent that any of the above results in delayed, reduced or cessation of our sales or increases our cost of sales, our business, financial condition and results of operations could be adversely affected.

Any debt we incur may affect our ability to operate our business or secure additional financing in the future.

In February 2023, we entered into a new Multicurrency Revolving Facility Agreement, or the Facility Agreement, with National Westminster Bank plc as agent, or the Agent, HSBC UK Bank plc, DNB (UK) Limited, Keybank National Association, Banco Bilbao Vizcaya Argentaria, S.A., London Branch and Fifth Third Bank, National Association as mandated lead arrangers, bookrunners and original lenders, providing for an unsecured revolving credit facility in the amount of £350.0 million, or the Facility, with an initial period of three years. The Facility Agreement also provides for an uncommitted accordion option for up to an aggregate of £150.0 million in additional borrowing. The Facility Agreement remains undrawn; however, we may draw down from the Facility in the future.

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
We have made and continue to make significant contractual commitments related to our leased facilities. The total lease related expense (net of any related gains and income) included in our financial statements for the 2023 fiscal year was £15.3 million, and we are contractually committed to £16.1 million in such lease expenses for the 2024 fiscal year. These expenses will have a significant impact on our fixed costs, and if we are unable to grow our business and revenue proportionately, our operating results may be negatively affected.

Additionally, as we continue to move to a hybrid working model allowing for remote work, we may require less office space than we currently have under our leases. This could require us to renegotiate some of our leases to match a reduced need for office space, which may in turn lead to disputes with existing landlords. This process could be costly and time consuming, and we cannot guarantee that any new leases would be on the same or better terms as our current lease arrangements. Additionally, we plan to make significant changes to our offices to adapt them to new ways of working as we embrace a hybrid working model. This investment could be costly and time consuming as we evolve our plan to meet the requirements and opportunities this new working model presents and to increase our employees’ capabilities, wellness, job satisfaction and productivity under this model. Furthermore, these investments as well as our operating costs, such as utilities, could be negatively impacted by inflation rates and global economic and geopolitical conditions.
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
We provide technology services that are integral to our clients’ businesses. If we were to default in the provision of any contractually agreed-upon services, our clients could suffer significant damages and make claims against us for those damages. We currently carry professional indemnity (errors and omissions) and cyber and data insurance coverage in an amount we consider reasonable and appropriate for all of the services we provide. To the extent client damages are deemed recoverable against us in amounts substantially in excess of our insurance coverage, or if our claims for insurance coverage are denied by our insurance carriers for any reason, including reasons beyond our control, there could be a material adverse effect on our revenue, business, results of operations and financial condition.
Risks Related to Our Global Operations
Increased inflation rates in the regions in which we operate may reduce our margins, profitability and financial performance.

Economies in many regions in which we operate, including the United States and Europe, have experienced over the past financial year, or are currently experiencing, rising rates of inflation. Periods of higher inflation may slow economic growth and significantly impact our results of operations. Inflation is also likely to increase some of our costs and expenses, including wages, rents, leases and employee benefit payments. To the extent inflation causes these costs to increase, such inflation may materially adversely affect our financial results and business as it may erode our profitability. We may be unable to raise our prices in line with increased inflation and fail to pass on the costs of increased inflation to our clients. As a result, this may reduce our gross margins and profitability. Inflationary pressures could also affect our ability to access financial markets and lead to counter-inflationary measures that may harm our financial condition, results of operations or materially adversely affect the market price of our securities.
Our revenue, margins, results of operations and financial condition may be materially adversely affected if general economic conditions in Europe, the United States or the global economy worsen.
We derive a significant portion of our revenue from clients located in Europe and the United States. The technology services industry is particularly sensitive to the economic environment, and tends to decline during general economic downturns. If the U.S. or European economies continue to weaken or slow, including as a result of the Russia-Ukraine conflict and related economic sanctions, or if the global economic slowdown persists or exacerbates, pricing for our services may be depressed and our clients may reduce or postpone their technology spending significantly, which may, in turn, lower the demand for our services and negatively affect our revenue and profitability. We have, in the fiscal year ended June 30, 2023, experienced a slowing in demand for our services from clients in North America and United Kingdom, particularly from the private equity-backed companies in these geographies, due to a weakened economic outlook and global markets instability, and if this continues in the near to medium term, we may suffer declines in revenue and profitability. This may negatively impact investor perception of our company and could significantly impact our share price.

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
Fluctuations in currency exchange rates could materially adversely affect our financial condition and results of operations.

We have operations in a number of countries, including Argentina, Australia, Austria, Bosnia & Herzegovina, Bulgaria, Canada, Colombia, Croatia, Denmark, Germany, Ireland, Malaysia, Mexico, Moldova, the Netherlands, North Macedonia, Poland, Romania, Serbia, Singapore, Slovenia, Switzerland, United Arab Emirates, the United Kingdom, the United States, Uruguay, Venezuela and Vietnam, and we serve clients across Europe, North America and the rest of the world, or RoW. As a result of the international scope of our operations, fluctuations in exchange rates, particularly between the British Pound, our reporting currency, and the Euro and U.S. dollar, may adversely affect us. Currency fluctuations related to the current geopolitical climate, notably in Europe but also, to a lesser degree, globally, had a significant impact on our financial results for the fiscal year ended June 30, 2023. In the fiscal year ended June 30, 2022, 37.8% of our sales were denominated in the British Pound, 34.0% of our sales were denominated in U.S. dollars, 22.8% were denominated in Euros and the balance were in other currencies. Conversely, during the same time period, 68.0% of our expenses were denominated in Euros (or in currencies that largely follow the Euro, including the RON) or U.S. dollars. As a result, strengthening of the Euro or U.S. dollar relative to the British Pound presents the most significant risk to us. Any significant fluctuations in currency exchange rates may have a material impact on our business.
Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and the price of our ADSs.

The global economy, including credit and financial markets, has experienced significant volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, high levels of inflation and interest fluctuations, disruptions in access to bank deposits or lending commitments due to bank failures and uncertainty about economic stability. For example, the COVID-19 pandemic resulted in widespread unemployment, economic slowdown and extreme volatility in the capital markets. Similarly, the Russia-Ukraine conflict and related economic sanctions has created significant volatility in the global capital markets and resulted in adverse global economic consequences, including disruptions of the global supply chain and energy markets. Because we have global operations, any such volatility in and disruptions to global macroeconomic conditions has impacted and, may in the future adversely impact, our operations and financial condition, that of our clients and/or the third parties on whom we rely. If the equity and credit markets deteriorate, including as a result of political unrest or war, it may make any necessary debt or equity financing more difficult to obtain in a timely manner or on favorable terms, more costly or more dilutive. Increased inflation rates can adversely affect us by increasing our costs, including labor and employee benefit costs. In addition, higher inflation could also increase our customers’ operating costs, which could result in reduced budgets for our customers and potentially less demand for our products and services. Any significant increases in inflation, as has occurred during the fiscal year ended June 30, 2023, and any related increase in interest rates could have a material adverse effect on our business, results of operations and financial condition.

Our international operations involve risks that could increase our expenses, adversely affect our results of operations and require increased time and attention from our management.

As of June 30, 2023, we had 12,063 employees (including directors). Approximately 47.2% of these employees work in nearshore delivery centers in European Union countries. We have operations in a number of countries, including Argentina, Australia, Austria, Bosnia & Herzegovina, Bulgaria, Canada, Colombia, Croatia, Denmark, Germany, Ireland, Malaysia, Mexico, Moldova, the Netherlands, North Macedonia, Poland, Romania, Serbia, Singapore, Slovenia, Sweden, Switzerland, United Arab Emirates, the United Kingdom, the United States, Uruguay, Venezuela and Vietnam, and we serve clients across Europe, North America and rest of world. As a result, we may be subject to risks inherently associated with international operations. Our global operations expose us to numerous and sometimes conflicting legal, tax and regulatory requirements, and violations or unfavorable interpretation by the respective authorities of these regulations could harm our business. Risks associated with international operations include difficulties in enforcing contractual rights, potential difficulties in collecting accounts receivable, the burdens of complying with a wide variety of foreign laws, repatriation of earnings or capital and the risk of asset seizures by foreign governments. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations. Such companies may have long-standing or well-established relationships with desired clients, which may put us at a competitive disadvantage. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. As a global company, our performance may also be affected by global economic conditions as well as rising geopolitical tensions, such as the Russia-Ukraine conflict, and other conditions with global reach. Our international expansion plans may not be successful and we may not be able to compete effectively in other countries. These factors could impede the success of our international expansion plans and limit our ability to compete effectively in other countries. Additionally, addressing the operational and other challenges posed by our international operations will require significant time and attention from management.
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
Many commercial laws and regulations in Central Europe and Latin America are relatively new and have been subject to limited interpretation. As a result, their application can be unpredictable. Government authorities have a high degree of discretion in certain countries in which we have operations and at times have exercised their discretion in ways that may be perceived as selective or arbitrary. These governments also have the power, in certain circumstances, to interfere with the performance of, nullify or terminate contracts. Selective or arbitrary actions have included withdrawal of licenses, sudden and unexpected tax audits, criminal prosecutions and civil actions. In this environment, our competitors could receive preferential treatment from the government, potentially giving them a competitive advantage, which may in turn materially adversely affect our business, financial condition and results of operations.
Changes and uncertainties in the tax system in the countries in which we have operations could materially adversely affect our financial condition and results of operations.
We conduct business globally and file income tax returns in multiple jurisdictions. Our consolidated effective income tax rate could be materially adversely affected by several factors, including: changing tax laws (such as the Inflation Reduction Act recently enacted by the U.S. government or the increase in the headline rate of corporation tax in the United Kingdom), regulations and treaties, or the interpretation thereof; tax policy initiatives and reforms under consideration (such as those related to the Organization for Economic Co-Operation and Development’s, or OECD, Base Erosion and Profit Shifting, or BEPS, Project, the European Commission’s state aid investigations and other initiatives); the practices of tax authorities in jurisdictions in which we operate and jurisdictions in which our customers operate; the cancellation of or alteration to relevant tax incentive regimes; the resolution of issues arising from tax audits or examinations and any related interest or penalties. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid.
In particular, there have been significant changes to the taxation systems in Central European countries and also in Argentina and the United States in recent years as the authorities have gradually replaced or introduced new legislation regulating the application of major taxes such as corporate income tax, VAT, corporate property tax, personal income taxes and payroll taxes. The post-Brexit deal that the United Kingdom agreed with the European Union did not include an exemption from withholding tax on dividends between U.K. and E.U. resident group members, and Romanian dividend withholding tax rates have recently been increased, and so profits recognized by us in Romania are now subject to an 8% withholding tax on distributions to us. The headline rate of corporation tax in the United Kingdom increased from 19% to 25% from April 2023. In addition, the OECD is working on proposals, commonly referred to as “BEPS 2.0,” which, if implemented in line with current expectations, will make important changes to the international tax system, by allocating taxing rights in respect of certain profits of multinational enterprises above a fixed profit margin to the jurisdictions within which they carry on business (subject to threshold rules) and imposing a minimum effective tax rate on certain multinational enterprises. In particular, the OECD is coordinating the implementation of rules to be adopted for taxing the digital economy, specifically with respect to nexus and profit allocation (Pillar One), and for a global minimum tax (Pillar Two), the latter rules expected to be implemented in a number of jurisdictions with effect from 1 January 2024. While these and other BEPS initiatives are in the final stages of approval and/or implementation, we cannot comprehensively predict their outcome or what impact they will have on our tax obligations and operations or our financial statements, up to their final enactment in national and international legislation.

In addition, recently-enacted U.K. legislation (the Retained EU Law (Revocation and Reform) Act 2023) provides for the revocation of E.U. laws and rights which, notwithstanding Brexit, currently remain effective in the United Kingdom. Certain aspects of the stamp duty and stamp duty reserve tax treatment of our ordinary shares and ADSs are based on such E.U. laws and rights. Accordingly, unless steps are taken by the U.K. Government and/or parliament to preserve the current position (for example, by passing regulations under powers conferred by the legislation), then this could, in particular, result in a charge to stamp duty reserve tax, at the rate of 1.5% of the issue price, on the issuance of ADSs after December 31, 2023, which would represent an additional cost if we seek to raise further capital in this way.

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
Although PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets, we believe we were not a PFIC for our 2022 tax year and we do not expect to be a PFIC for our current taxable year. However, our status as a PFIC is a fact-intensive determination made on an annual basis after the end of each taxable year, and we cannot provide any assurances regarding our PFIC status for the current, prior or future taxable years, and our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year. See “Taxation—U.S. Federal Income Tax Considerations for U.S. Holders—Passive Foreign Investment Company Rules” for a further discussion of the PFIC rules.
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
Certain countries in South Asia, Central European and Latin American countries are generally considered to be emerging markets, which are subject to rapid change and greater legal, economic and political risks than more established markets. Financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in South East Asia, Central Europe and Latin America and adversely affect the economy of the region. Political instability could result in a worsening overall economic situation, including capital flight and slowdown of investment and business activity. Current and future changes in governments of the countries in which we have or develop operations, as well as major policy shifts or lack of consensus between various branches of the government and powerful economic groups, could lead to political instability and disrupt or reverse political, economic and regulatory reforms, which could materially adversely affect our business and operations in those countries. In addition, political and economic relations between certain of the countries in which we operate are complex, and recent conflicts have arisen between certain of their governments. Political, ethnic, religious, historical and other differences have, on occasion, given rise to tensions and, in certain cases, military conflicts among Central European, Latin American or South East Asian countries which can halt normal economic activity and disrupt the economies of neighboring regions. The emergence of new or escalated tensions in South East Asia, Central European or Latin American countries could further exacerbate tensions between such countries and the United Kingdom, the United States and the European Union, which may have a negative effect on their economy, our ability to develop or maintain our operations in those countries and our ability to attract and retain employees, any of which could materially adversely affect our business and operations.
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
Wage costs for IT professionals in South East Asia, Central European and Latin American countries are typically lower than comparable wage costs in more developed countries. However, wage costs in the technology services industry in these countries may increase at a faster rate than in the past and wage inflation for the IT industry may be higher than overall wage inflation within these countries. We may need to increase the levels of employee compensation more rapidly than in the past to remain competitive, and we may not be able to pass on these increased costs to our clients. In addition, we have observed increased wage expectations on a global scale due to inflation and adverse global economic conditions. Such wage expectations could create challenges for our recruiting efforts in light of profitability considerations and margin expectations. Unless we are able to continue to increase the efficiency and productivity of our employees as well as the prices we can charge for our services, wage inflation may materially adversely affect our financial condition and results of operations.
We are subject to the U.K. Bribery Act, the U.S. Foreign Corrupt Practices Act and other anti-corruption laws, as well as export control laws, import and customs laws, trade and economic sanctions laws and other laws governing our operations.
Our operations are subject to anti-corruption laws, including the U.K. Bribery Act 2010, or the Bribery Act, the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. §201, the U.S. Travel Act, and other anti-corruption laws that apply in countries where we do business. The Bribery Act, the FCPA and these other laws generally prohibit us, our employees and intermediaries from authorizing, promising, offering, or providing, directly or indirectly, improper or prohibited payments, or anything else of value, to government officials or other persons to obtain or retain business or gain some other business advantage. Under the Bribery Act, we may also become liable for failing to prevent a person associated with us from committing a bribery offense. We operate in a number of jurisdictions that pose a high risk of potential Bribery Act or FCPA violations. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.
We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United Kingdom and the United States, and authorities in the European Union, applicable export control regulations, economic sanctions and embargoes on certain countries and persons, including those administered by H.M. Treasury’s Office of Financial Sanctions Implementation (OFSI) and the U.S. Treasury Department’s Office of Foreign Assets Control or OFAC, anti-money laundering laws, anti-fraud laws, import and customs requirements and currency exchange regulations, collectively referred to as the Trade Control laws. We may not be completely effective in ensuring our compliance with all such applicable laws, which could result in our being subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses. Likewise, any investigation of any potential violations of such laws by United Kingdom, United States or other authorities could also have an adverse impact on our reputation, our business, results of operations and financial condition.
Risks Related to Our ADSs, and the Trading of Our ADSs and Shareholder Rights

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
As previously reported, during the fiscal year ended June 30, 2021, we identified material weaknesses in our internal control over financial reporting. These material weaknesses were remediated as of June 30, 2022, and we did not identify any additional material weaknesses during the fiscal year ended June 30, 2023. However, we may identify additional material weaknesses in our internal control over financial reporting in the future, and, if we do so, we will be unable to assert that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future.
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
•price and volume fluctuations in the overall stock market from time to time;

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
•natural disasters and pandemics;
•international conflicts and war, including the Russia-Ukraine conflict, acts of terrorism and other events beyond our control; and
•general economic, regulatory, political and market conditions.
The market for technology stocks and the stock market in general have experienced significant price and volume fluctuations in recent periods that have affected and continue to affect the market prices of equity securities of many companies, including our own. These fluctuations have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry fluctuations, as well as general economic, political, regulatory and market conditions, may negatively impact the market price of equity securities, including our ADSs. In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future, which could result in substantial costs and divert our management’s attention.
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
In addition, as of June 30, 2023, there were outstanding 2,758,463 Class A ordinary shares issuable by us upon exercise of outstanding share options or the vesting of restricted share units, or RSUs. We have registered all of the ADSs representing Class A ordinary shares issuable upon exercise of outstanding options or the vesting of RSUs, and upon exercise of settlement of any options or other equity incentives we may grant in the future, for public resale under the Securities Act. Accordingly, these shares will be able to be freely sold in the public market upon issuance as permitted by any applicable vesting requirements, subject to restrictions on sales of our shares by affiliates.
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
Our Class B ordinary shares have 10 votes per share, and our Class A ordinary shares, which are the shares underlying the ADSs have one vote per share. Given the greater number of votes per share attributed to our Class B ordinary shares, holders of Class B ordinary shares collectively beneficially hold shares representing approximately 78.3% of the voting rights of our outstanding share capital as of August 15, 2023. Further, John Cotterell, our Chief Executive Officer, beneficially holds Class B ordinary shares, which along with the Class A ordinary shares he beneficially owns, represents approximately 43.5% of the voting rights of our outstanding share capital as of August 15, 2023. Consequently, Mr. Cotterell will continue to be able to have a significant influence on corporate matters submitted to a vote of shareholders. Notwithstanding this concentration of control, we do not currently qualify as a “controlled company” under New York Stock Exchange listing rules.

This concentrated control will limit the ability of other shareholders to influence corporate matters for the foreseeable future. This concentrated control could also discourage a potential investor from acquiring our ADSs due to the limited voting power of the Class A ordinary shares underlying the ADSs relative to the Class B ordinary shares and might harm the market price of our ADSs. In addition, Mr. Cotterell has the ability to control the management and major strategic investments of our company as a result of his position as our Chief Executive Officer. As a member of our board of directors, Mr. Cotterell owes statutory and fiduciary duties to us and must act in good faith and in a manner that he considers would be most likely to promote the success of our company for the benefit of our shareholders as a whole. As a shareholder, Mr. Cotterell is entitled to vote his shares in his own interests, which may not always be in the interests of our shareholders generally. For a description of our share capital structure, see Exhibit 2.3(a) to this Annual Report on Form 20-F (Description of Share Capital).

Future transfers by other holders of Class B ordinary shares will generally result in those shares converting on a one-to-one basis to Class A ordinary shares, subject to limited exceptions, such as certain transfers effected for estate planning purposes. The conversion of our Class B ordinary shares into Class A ordinary shares will have the effect, over time, of increasing the relative voting power of those holders of Class B ordinary shares who retain their shares in the long-term. The remaining restrictions on the transfer of Class B ordinary shares under the articles of association fell away on July 26, 2023, the fifth anniversary of the date on which the ADS were listed on the New York Stock Exchange. Following this date, holders of Class B ordinary shares are able to convert their Class B ordinary shares to Class A ordinary shares and sell the Class A ordinary shares in the market. As each Class B ordinary share may be converted on a one-to-one basis to a Class A ordinary share, there is no expected dilutionary impact on holders of Class A ordinary shares. The voting rights of the holders of Class B ordinary shares will be reduced following conversion of their shares, as our Class B ordinary shares have 10 votes per share, and our Class A ordinary shares, have one vote per share. The potential impact of the conversion of the Class B ordinary shares or the sale of the corresponding Class A ordinary shares is unclear, but it is possible that it could put downward pressure on our share price if the market perceives such conversions or disposals as an indication that founding members and/or executives wish to reduce their interest in Endava.
An active public trading market for our ADSs may not be sustained.
The lack of an active market may impair the ability of the holders of our ADSs to sell their ADSs at any time or at a price that the holder considers reasonable. The lack of an active market may reduce the fair value of our ADSs, and an inactive market may also impair our ability to raise capital or acquire other companies or technologies by using our ADSs as consideration.
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
General Risk Factors
If we fail to meet publicly announced guidance, or if we fail to forecast our market opportunity accurately, our operating results could be adversely affected, and the price of our ADSs could decline.

We release earnings guidance in our quarterly and annual earnings conference calls, quarterly and annual earnings releases, or otherwise, regarding our future performance that represents our management’s estimates as of the date of release. Our actual business results may vary significantly from such guidance or consensus due to a number of factors, many of which are outside of our control, including global economic uncertainty, unfavorable financial market conditions, and decreased customer spend on technology products, which could adversely affect our business and future operating results. If our revenue or results of operations fall below the expectations of analysts or investors or below any guidance we may provide, or if the guidance we provide is below the expectations of analysts or investors, the price of our ADSs could decline substantially. Such a decline in the price of our ADSs could occur even if we have met any previously publicly stated guidance we may provide.

In addition, growth forecasts included in this Annual Report on Form 20-F relating to our market opportunity and the expected growth in the market for our services are subject to significant uncertainty and are based on assumptions and estimates which may prove to be inaccurate. Even if these markets meet our size estimates and experience the forecasted growth, we may not grow our business at similar rates, or at all. Our growth is subject to many risks and uncertainties, including our success in implementing our business strategy. Accordingly, the forecasts of market growth included in this Annual Report on Form 20-F should not be taken as indicative of our future growth.

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
Even when not merited, the defense of these lawsuits may divert our management’s attention, and we may incur significant expenses in defending these lawsuits. The results of litigation and other legal proceedings are inherently uncertain, and adverse judgments or settlements in some of these legal disputes may result in adverse monetary damages, penalties or injunctive relief against us, which could have a material adverse effect on our financial position, cash flows or results of operations. Any claims or litigation, even if fully indemnified or insured, could damage our reputation, make it more difficult to compete effectively or to obtain adequate insurance in the future.
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

We believe that our current cash balances, cash flow from operations and credit facilities should be sufficient to meet our anticipated cash needs for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities, draw down on our revolving credit facility or obtain another credit facility. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including investors' perception of, and demand for, securities of IT services companies, conditions in the capital markets in which we may seek to raise funds, our future results of operations and financial condition, and general economic and political conditions including the recent global economic growth slowdown, high levels of inflation and interest rate fluctuations, all of which may be heightened due to the ongoing Russia-Ukraine conflict and related economic sanctions. Financing may not be available in amounts or on terms acceptable to us, or at all, and could limit our ability to grow our business and develop or enhance our service offerings to respond to market demand or competitive challenges.
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
For example, we are exempt from New York Stock Exchange regulations that require a listed U.S. company to have a majority of the board of directors consist of independent directors, require regularly scheduled executive sessions with only independent directors each year and have a remuneration committee or a nominations or corporate governance committee consisting entirely of independent directors.
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
As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer in the future, which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of July 1, 2024. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(1) a majority of our executive officers or directors cannot be U.S. citizens or residents, (b)(2) more than 50 percent of our assets must be located outside the United States and (b)(3) our business must be administered principally outside the United States. If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers and will require that we prepare our financial statements in accordance with U.S. Generally Accepted Accounting Principles. We may also be required to make changes in our corporate governance practices in accordance with various SEC and rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer will be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly.
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
On July 6, 2018, we re-registered Endava Limited as a public limited company and our name was changed from Endava Limited to Endava plc. We are registered with the Registrar of Companies in England and Wales under number 5722669, and our registered office is 125 Old Broad Street, London, EC2N 1AR, United Kingdom.
Our principal executive office is located at 125 Old Broad Street, London, EC2N 1AR, United Kingdom and our telephone number is +44 20 7367 1000. Our agent for service of process in the United States is Endava Inc., located at 757 Third Avenue, Suite 1901, New York, NY 10017 and the telephone number for Endava Inc. is +1 (917) 613-3859. Our website address is www.endava.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this Annual Report on Form 20-F, and you should not consider information on our website to be part of this Annual Report on Form 20-F. The Securities and Exchange Commission, or SEC, maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as Endava, that file electronically with the Securities and Exchange Commission.
Our capital expenditures for the years ended June 30, 2023, 2022 and 2021 amounted to £13.5 million, £13.7 million and £5.2 million, respectively. These capital expenditures were related primarily to purchases of property and equipment for our office spaces. We expect our capital expenditures to increase in absolute terms in the near term as we continue to grow our operations. We anticipate our capital expenditures in fiscal 2024 to be financed from cash generated from operations and our cash and cash equivalents. We will continue investing in technology services in Europe, Latin America, the United States and Asia-Pacific.
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
We reimagine the relationship between people and technology and help our clients become digital, experience-driven businesses by assisting them in their journey from idea generation to development and deployment of products, platforms and solutions. Our expertise spans the entire ideation-to-production spectrum. We create value for our clients through creation of Product and Technology Strategies and Intelligent Digital Experiences, delivered via world-class engineering and through our broad technical capabilities. We accelerate our clients’ ability to take advantage of new business models and market opportunities by ideating and delivering dynamic platforms and intelligent digital experiences that are designed to fuel rapid, ongoing transformation of our customers’ businesses. By leveraging next-generation technologies, our agile, multi-disciplinary teams provide a combination of Product & Technology Strategies and Intelligent Digital Experiences delivered via world-class engineering to help our clients become more engaging, responsive, and efficient.
At the core of our approach is our proven and proprietary enterprise agile delivery framework, known as The Endava Adaptive Model, or TEAM, with its unique three component structure comprising (i) an Engagement Model to guide the interaction with our clients, (ii) an Interaction Model, called TEAM Enterprise Agile Scaling, or TEAS, defining how we implement agile delivery at all levels of scaling, and (iii) Engineering Practices that guide our people to deliver effective and technically excellent solutions for our clients using advanced, tools and techniques. Using TEAM, our delivery teams are able to quickly design, develop and test digital solutions, providing actionable insights into their value and business potential in a short timeframe. Our clients are able to release higher-quality products to market faster, respond better to market changes and incorporate customer and user feedback through rapid releases and product iterations.

We provide services from our locations in European Union countries (Austria, Bulgaria, Croatia, Denmark, Germany, Ireland, the Netherlands, Poland, Romania, Slovenia and Sweden), non-European Union countries (Bosnia & Herzegovina, Moldova, North Macedonia, Serbia, Switzerland and the United Kingdom), Latin America (Argentina, Colombia, Mexico and Uruguay), Asia-Pacific (Australia, Malaysia, Singapore and Vietnam), North America (Canada and the United States), and the Middle East (United Arab Emirates). As of June 30, 2023, we had 12,063 employees (including directors), approximately 47.2% of whom work in delivery locations in European Union countries. We provide Endavans with training to develop their technical and soft skills in an environment where they are continually challenged and given opportunities to grow as professionals, and with tools and resources to innovate.
As of June 30, 2023, we had 711 active clients, which we define as clients who paid us for services over the preceding 12-month period. We have achieved significant growth in recent periods. For the fiscal years ended June 30, 2023, 2022 and 2021, our revenue was £794.7 million, £654.8 million and £446.3 million, respectively, representing a compound annual growth rate of 33.4% over the three-year period. We generated 38.9%, 41.4% and 41.9% of our revenue for the three fiscal years ended June 30, 2023, 2022 and 2021, respectively, from clients located in the United Kingdom. We generated 23.0%, 21.1% and 24.2% of our revenue in each of those fiscal years, respectively, from clients located in Europe. We generated 32.5%, 34.8%, 31.4% of our revenue for the fiscal years ended June 30, 2023, 2022 and 2021 from clients located in North America. The balance of revenue in each of those fiscal years comes from clients located in RoW. Our revenue growth rate at constant currency, which is a measure that is not calculated and presented in accordance with IFRS, for the fiscal years ended June 30, 2023, 2022 and 2021, was 16.6%, 47.6% and 29.6%, respectively. Over the last five fiscal years, 90.1% of our revenue, on average, each fiscal year came from clients who purchased services from us during the prior fiscal year. Our profit before taxes was £114.2 million, £102.4 million and £54.4 million, for the fiscal years ended June 30, 2023, 2022 and 2021, respectively, and our profit before taxes as a percentage of revenue was 14.4%, 15.6% and 12.2%, respectively, for the same periods. Our adjusted profit before taxes margin, or Adjusted PBT Margin, which is a measure that is not calculated and presented in accordance with IFRS, was 20.7%, 21.1% and 20.6%, respectively, for the fiscal years ended June 30, 2023, 2022 and 2021. See notes 1 and 5 in the section of this Annual Report on Form 20-F titled “Item 5. Operating and Financial Review and Prospects - Non-IFRS Measures and Other Management Metrics” for a reconciliation of revenue growth rate at constant currency to revenue growth rate and Adjusted PBT to profit before taxes, respectively, the most directly comparable financial measures calculated and presented in accordance with IFRS.
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
Significant Technology Innovation
Technology has gone through significant evolution in the last decade and this trend is expected to continue. The use of mobile connectivity, social media, automation, big data analytics and cloud delivery have become integral to business execution and emerging trends and technologies, including in areas such as artificial intelligence and machine learning (including Generative AI), the Internet of Things, or IoT, and augmented and virtual reality, hold the potential to significantly reshape industries. Because each new generation of technology builds on and advances the technology that came before it, the pace of technological innovation is expected to continue to accelerate, increasing the pace at which enterprises will need to transform.
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
Our Competitive Strengths
We have distinguished ourselves as a leader in next-generation technology services by leveraging the following competitive strengths:
Ideation through Production
We help our clients become digital, experience-driven businesses by assisting them in their journey from idea generation to development and deployment of products, platforms and solutions. By providing user-centric digital strategies and engineering skills, we enable our clients to become more engaging, responsive and efficient in delivering products and services to their customers and users. We collaborate with our clients, understand their changing technology needs and seamlessly integrate with their teams to develop long-term embedded relationships and drive value. Our expertise spans the entire ideation-to-production spectrum. We create value for our clients through creation of Product and Technology Strategies and Intelligent Digital Experiences, delivered via world-class engineering and through our broad technical capabilities.

Proven Proprietary Framework for Distributed Agile Delivery at Scale

To allow us to deliver large scale distributed agile projects, we have developed a delivery framework that is based on our over 20 years of successful project delivery experience and reflects the many lessons we have learned during that period. Our TEAM delivery framework provides a delivery model that has been developed by our practitioners for practitioners, adapted to each client’s context to allow us to create value with confidence. TEAM was intentionally designed with three elements that amplify each other to enhance product delivery excellence: an engagement model, an interaction model, and a set of recommended engineering practices. The engagement model defines how we collaborate with our customers to shape and evolve delivery engagements. The TEAS interaction model defines the enterprise agile lifecycle that we use to deliver products at all levels of scale. The engineering practices define the set of techniques that our people use to deliver excellent solutions.

Expertise in Next-Generation Technologies
We have deep expertise in next-generation technologies that drives our ability to provide solutions for Digital Evolution, Agile Transformation and Automation. Our expertise ranges from technologies developed over the last decade including mobile connectivity, social media, automation, high-productivity developer platforms, big data analytics and cloud delivery to next-generation technologies such as artificial intelligence and machine learning (including Generative AI), IoT, and augmented and virtual reality. Our frameworks, methodologies and tools, including TEAS and our proprietary Chronos software analysis tool for risk assessment of software code, further enhance our ability to develop and deploy solutions based on these next-generation technologies. For example, we leveraged our expertise in augmented reality to conceive and build a solution that helps customers of a mobile communications company visualize areas where they can obtain network coverage.
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
In the Payments vertical, we have helped accelerate the transformation of leading payment processing companies by building new platforms and solutions such as merchant acquiring platforms, merchant portals with real time analytics, cloud-based real-time payment processing platforms, omni-channel e-commerce gateways, mobile wallets, mobile payment system integrations, downloadable mobile device Point-of-Sale terminals and Buy Now Pay Later solutions. We have also worked on distributed ledger technology systems and cryptocurrency technologies such as exchanges and non-fungible token issuance systems.
In the Banking and Asset and Wealth Management vertical, we have designed and built software to solve problems across the front-to-back institutional landscape, including trading systems, settlement systems, digital engagement channels and event-based data integration and analytics platforms.
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
In the Technology, Media and Telecommunications, or TMT, vertical, we have helped clients design and build solutions for the connected home and car, to enhance multi-channel customer experiences and to automate processes, including developing an automated solution to facilitate the purchase of television advertising in the United States. In the telecoms area specifically, we work for major providers and operators to accelerate their digitization roadmap by introducing more digital services in areas including IoT, Internet Protocol Television, payments, automation, testing and 5G specific services. Additionally, we have built platforms, marketplaces and immersive environments that have elevated the experience for gamers.
For our Retail and Consumer Goods vertical we provide technology leadership and services to clients to deliver software solutions across e-commerce, product management, mobile, supply chain and fulfillment, payments and Customer Relationship Management.
In the Healthtech vertical, we help improve the quality of the services provided in health by making them more efficient, more secure and more data-driven.
In the Mobility vertical, the movement of people and goods, we help clients with the last mile logistics, connected vehicle innovation and sharing and warehouse intralogistics. In the automotive industry, we are working with original equipment manufacturers and Tier 1 manufacturers to bring technology (and our know-how from other industries) into the automotive world to help them transition into their new role within the new Mobility ecosystem.
Employer of Choice in Regions with Deep Pools of Talent
We provide services from our locations in European Union countries (Austria, Bulgaria, Croatia, Denmark, Germany, Ireland, the Netherlands, Poland, Romania, Slovenia and Sweden), non-European Union countries (Bosnia & Herzegovina, Moldova, North Macedonia, Serbia, Switzerland and the United Kingdom), Latin America (Argentina, Colombia, Mexico and Uruguay), Asia-Pacific (Australia, Malaysia, Singapore and Vietnam), North America (Canada and the United States), and the Middle East (United Arab Emirates). We strive to be one of the leading employers of IT professionals in the regions in which we operate. As of June 30, 2023, we had 12,063 employees (including directors), approximately 47.2% of whom work in delivery locations in European Union countries. Our delivery locations are in countries that not only have abundant IT talent pools, but also offer us an opportunity to be a preferred employer. For example, a majority of our employees are located in Romania, where we have been identified as a top employer for each of the last five years.
The Endava workplace is based on a hybrid working model, enabling our people to work both from home and from an office, to get the best of both worlds. This approach offers a mix of working together in teams and communities within our offices as well as enjoying the flexibility to work remotely in their homes.
Distinctive Culture and Values
We believe that our people are our most important asset. We provide Endavans with training to develop their technical and soft skills, in an environment where they are continually challenged and given opportunities to grow as professionals, and with tools and resources to innovate. Endava University, our “Schools of” capability programs, and “Pass It On” are key elements of our training and development framework. Endava University provides classroom based training, we run “Schools” training programs to upskill, cross-skill and find new talent to hire in subjects including DevOps Engineering, Data, and Business Analysis, while “Pass It On” uses apprenticeship and open sharing so that our people can grow by way of collective experiences and knowledge. Our employees also have career coaches to customize their integration into their respective teams and to help visualize their development and future. Through Endava Innovation Labs and other innovation events, our teams are encouraged to express their creativity in using next-generation technologies to build innovative solutions. We believe we have built an organization deeply committed to helping people succeed and our culture fosters our core values of openness, thoughtfulness and adaptability.
Effective management of Environmental, Social and Governance, or ESG, matters has been of strategic importance for us for years. During fiscal year 2021, we launched our “We Care” sustainability approach and published our first Sustainability Report that highlights our contributions to key ESG matters. Our Sustainability Report with respect to the fiscal year ended June 30, 2023 was published in September 2023 and can be found on our website. The information on our website does not constitute a part of this Annual Report on Form 20-F.
Founder Led, Experienced and Motivated Management Team

Our management team, led by John Cotterell, our founder and Chief Executive Officer, has significant experience in the global technology and services industries. Since our Company was founded in 2000, we have expanded from a single office serving clients principally located in the city of London to a global enterprise serving clients across Europe, North America and the RoW from locations in Europe, Latin America, Asia-Pacific and the Middle East. We believe that we have a strong partnership culture. Our most senior 106 employees have an average tenure at Endava of 10 years, which we believe evidences the success of our approach. Additionally, our management team focuses on mentoring our IT professionals at all levels to develop the next generation of leadership.
Our Strategy
We are focused on continuing to distinguish ourselves as a leader in next-generation technology services. The key elements of our strategy include:
Expand Relationships with Existing Clients
We are focused on continuing to expand our relationships with existing clients by helping them solve new problems and become more engaging, responsive and efficient. We have a demonstrated track record of expanding our work with clients after an initial engagement. Our ten largest clients together contributed 32.8% and 33.8% of our total revenue in the last two fiscal years, respectively, and the number of clients that have a minimum annual spend of at least £1.0 million has grown from 134 to 146 over the same time period. Expansion of our relationships with existing active clients will remain a key strategy going forward as we continue to leverage our deep domain expertise and knowledge of emerging technology trends in order to drive incremental growth for our business.
Establish New Client Relationships
We believe there is a substantial potential for us to acquire new clients. We have established ourselves as a leader in delivering end-to-end ideation-to-production services in the Payments and Financial Services and TMT verticals. Clients in the Payments and Financial Services vertical contributed to 52.3%, 50.7% and 50.7% of our total revenue in the 2023, 2022 and 2021 fiscal years, respectively. Clients in the TMT vertical contributed 21.9%, 25.0% and 27.1% of our total revenue in the 2023, 2022 and 2021 fiscal years, respectively. Clients in our Other vertical contributed 25.8%, 24.3% and 22.2% of our total revenue in the 2023, 2022 and 2021 fiscal years, respectively. We believe that we continue to have significant untapped opportunities in these sectors and we plan to leverage our experience and expertise to expand our vertical reach. As waves of technological change sweep across industries and facilitate seamless integration of different aspects of customers’ and users’ lives, we believe our experience working within our core client base will also be of particular value in expanding our vertical reach. For example, as customers increasingly demand a frictionless and consistent buying experience, and as the payments and retail sectors converge, we believe our deep expertise in developing payment systems and e-commerce platforms will allow us to grow our retail client base. Similarly, we believe our expertise in data analytics and augmented and virtual reality will become increasingly relevant in the healthcare industry as technology continues to reshape the practice and provision of medicine. We are also focused on the Healthtech and Mobility verticals as key areas for potential growth.
We are likewise focused on geographic expansion. We continue with our expansion in North America. In the 2023 fiscal year, approximately 32.5% of our revenue came from clients in North America. We are also expanding our operations in Asia-Pacific. In addition, we continuously evaluate other growth markets to expand our client footprint.
Lead Adoption of Next-Generation Technologies
We seek to apply our creative skills and deep digital technical engineering capabilities to enhance our clients’ value to their end customers and users. As a result, we are highly focused on remaining at the forefront of emerging technology trends, including in areas such as artificial intelligence and machine learning (including Generative AI), IoT, augmented and virtual reality. For example, we have developed and deployed AI-based systems, such as natural language processing and vision processing, to support the automation of highly complex tasks, as well as advanced payment gateways and chatbot-enabled social payments. We are embedded and integrated with our clients, which gives us unique insight into how emerging industry trends can help address their needs. We plan to leverage these insights to continue driving innovation for our clients.

Expand Scale in Nearshore Delivery
We believe that our proprietary Distributed Enterprise Agile at scale framework requires that we have teams based in locations with similar time zones to those of our clients since our delivery teams are in constant dialogue and interaction with our clients. We focus on being an employer of choice for IT professionals in the regions in which we operate, which include countries with deep and largely untapped creative and engineering talent pools, and on being an employer of choice in local markets. As we continue to expand our relationships with existing clients and attract new clients, we plan to expand our teams at existing delivery locations and establish new delivery locations in areas with an abundance of technical talent.
Selectively Pursue “Tuck-In” Acquisitions
We plan to selectively pursue “tuck-in” acquisitions. Our focus is on augmenting our core capabilities to enhance our expertise in new technologies and verticals and increase our geographic reach, while preserving our corporate culture and sustainably managing our growth. Consistent with these goals, we have completed seven acquisitions in the past three years, all of which have enabled us to accelerate core strategic goals. For example, our acquisition of Levvel in March 2021 broadened our client base in payments, banking, media and mobility in the United States and increased our U.S. onshore delivery capabilities. Our acquisition of Five in March 2021 enhanced our capabilities in digital product strategy and performance optimization services and increased our nearshore delivery locations in the Adriatic region. As part of our acquisition of Lexicon in October 2022, we acquired additional headcount and offices in Australia and a new delivery location in Vietnam. Our acquisitions of DEK and Mudbath in 2023 enhanced our presence in the Asia-Pacific region, increasing our headcount in Australia and the capability and size of our Vietnamese delivery location. In August 2023, through our acquisition of TLM we have gained expertise in outsourced development services across design, engineering and art/animation for PC and console video games and other digital entertainment.
We have demonstrated a track record of successfully identifying, acquiring and integrating complementary businesses and we plan to leverage this experience as we pursue “tuck-in” acquisitions that will help accelerate our strategy. All acquired companies have been integrated into our core and single operating segment immediately upon acquisition.
Our Capabilities
At Endava, we reimagine the relationship between people and technology.
We accelerate our clients’ ability to take advantage of new business models and market opportunities by ideating and delivering dynamic platforms and intelligent digital experiences that are designed to fuel rapid, ongoing transformation of their businesses.
Through the utilization of cutting-edge technologies, our agile, multi-disciplinary team offer a blend of product and technology strategies, coupled with intelligent digital experiences. These are delivered using top-tier engineering, aiming to assist our clients in enhancing their engagement, responsiveness, and overall efficiency.

We provide a vast offering of capabilities. The multiplicative impact of different combinations of these capabilities across the delivery of strategies, experiences and engineering allows us rapidly to create real transformation for our clients.

Product Strategy

Product Strategy combines elements of business, technology and customer strategy to drive value for businesses through products that delight customers. These products need to be simple and should hide the underlying complexity from the customer’s view. Our product strategists, designers and engineers are steeped in Endava’s engineering culture and understand the products they design must meet the needs of the customer, the business and the constraints of the technology in use. Endava’s Product Strategy capability allows us to help clients research, test, validate, design, develop, grow and scale products profitably.

Product Design

Working at the intersection of business, design, and technology, Endava's creative teams apply creativity and data to ship customer centric experiences across platforms and channels. We offer end-to-end capabilities at scale, from identifying growth pathways to experience strategy and design, from product design and delivery to optimization of employee and customer experiences, all the while harnessing the data, tools, and technologies to make them possible.

Growth Marketing

We help clients get beyond the product market fit stage and help them create a robust user acquisition and growth strategy in order to build a scalable, profitable, and self-sustainable businesses.

Analytics

Once digital products are live, we measure performance after launch against established success metrics and use data-driven evolution to continuously improve products.

Technology Strategy

Our expertise and deep experience allow us to select tools and technologies to fit our clients’ needs, as well as design the future state of their organization’s technology landscape. Through a thorough analysis of a business' application estate and by delivering executable IT strategies, we provide readiness assessments that explain what needs to change and why, across the engineering, architecture, and infrastructure arenas. We generate technology change portfolios, for both short and long-term scenarios, and provide clients with immediately executable steps to implement a digital strategy and maximize the impact of new technology trends.

Enterprise Architecture

We view enterprise architecture as a strategic enabler for a modern organization, allowing the strengths, weaknesses and opportunities in an organizational technology landscape to be analyzed and understood in the context of constantly evolving technologies and business change. Our long experience in enterprise architecture allows us to guide clients to find real value in enterprise architecture activities. We do this by focusing on the delivery of results, rather than documents, developing realistic and valuable roadmaps for the evolution of our clients’ technology environments. We then build on this to create collateral and processes to help product developments deliver business value quickly and effectively.

Data Strategy

Data is often referred to as “the new oil” but in many organizations data is, at best, under utilized. In many cases, data can be a liability for the organization when it is not well understood or managed. We use our expertise in analytics, data engineering and AI to help clients understand the quality of their data and to use it to drive business success.

Agile Transformation

Our approach to agile transformation leads clients through an evolution to enable them to collaborate effectively, react to market changes and opportunities, innovate and ultimately get products and services to market faster. Based on our long experience with agile delivery, and using our own pragmatic and experience-based agile scaling framework, or widely used industry frameworks such as LeSS and SAFe, we lead clients to effective agile working practices, tailored to their specific needs.

Accelerated DevOps Delivery

We believe the best balance of engineering quality and speed to production is achieved when the people who build systems are also responsible for operating them. This is central to our concept of DevOps, and is a lesson drawn from extensive cross-industry experience building next-gen digital products. Our customers frequently trust us to build and operate entire services for them end-to-end, and to lead them through transformational change to adopt DevOps ways-of-working, underpinned by our culture of openness, responsibility, and adaptability.

Using our flexible build-and-run delivery model, our cross-functional teams adopt advanced engineering and methodological practices to maximize the throughput and quality of production code, minimize operational toil, and heavily automate their value streams. Skilled in all major continuous integration/continuous development, or CI/CD, tools and cloud vendors, we adapt to the client’s context, technology preferences, and overall approach, and we bring a range of specialized and innovative engineering and leadership roles to suit our clients’ DevOps needs.

Architecture

Organizations across all industries need to deliver business value faster in the context of complex systems landscapes, changing business processes, and constantly evolving engagement channels. Using our decades of architecture experience, we can meet these challenges by identifying how to rapidly modernize our clients’ technology systems and apply emerging technologies. This allows us to simplify, reduce waste and achieve key qualities such as security, scalability, and resilience for our clients. We are experts at architectural assessment, owning the architecture story in distributed agile projects, and can provide experienced, hands-on capability through execution.

Distributed Agile Delivery

By maintaining a mindset focused on people, processes, and technology, our skills and years of experience help us deliver large agile development projects. We scale agile development using our own agile scaling framework, which we have developed from our experience on large-scale client projects. Our cross-functional scrum teams can be distributed across several locations, and we often integrate client teams into our projects. We collaborate using technology such as CI/CD tools, wikis, virtual collaboration environments, video conferencing, and chat platforms, to ensure the effectiveness of our high-performance distributed teams.

Cloud Application Engineering

We build applications with modern web and mobile interfaces that capitalize on the fundamental innovations of cloud platforms, such as elasticity, resilience, security and AI-driven services including natural language processing, in addition to SaaS and PaaS cloud products. We frequently transform existing applications to be cloud-ready, by refactoring them using architectural patterns such as microservices and containerization, rather than using a lift-and-shift approach, which can often miss out the most important benefits of cloud platforms.

Platform Engineering

Building great software also means building great platforms and lifecycle services. We adopt a modern automation-first approach to platform engineering favoring infrastructure-as-code, emphasizing Agile and DevOps principles and technical excellence.

Our strong experience in core infrastructure and cloud platform technologies enables us to build the right foundations for individual or enterprise solutions. We ensure a common understanding of the client’s regulatory and technical requirements in order to balance needs for performance, resilience, security, cost efficiency and scalability.

We cover the cloud journey’s full lifecycle with our strengths and partnerships across AWS, Microsoft Azure, and Google Cloud.

Our capabilities include designing and building secure, performant and highly available cloud environments, cloud migrations and hybrid cloud solutions, and we can support all stages of migration and adoption.

Delivery Management

Our delivery managers are experts in modern software delivery, typically having many years of experience across a range of software development roles. They provide accountable points of contact for our clients and ensure successful software delivery to achieve the very high levels of client satisfaction. Delivery managers work in partnership with our delivery locations to build teams, supporting them with stakeholder management and assistance to address concerns and challenges as they arise.

Software Security

In the connected world, security has become one of the most critical risk factors for clients. We deliver all aspects of secure development to protect data and systems. We build security thinking into our software development lifecycle by investing in our people, tools, and processes, allowing for the systems to be secure by design. We mitigate the risks of security threats and attacks through a holistic view of system architecture and risk assessment.

Test Engineering

We provide test support and guidance for rapid and reliable deployments through automation testing, performance testing, security testing exploratory and usability testing, and much more. We integrate functional, performance and security tests into the CI/CD pipeline, so they can be executed as soon as there is a code change in order to provide immediate feedback, reduce project delays, and improve time to market. This reflects our “shift-left” approach to software development, with the majority of testing effort moved into development cycles. We build tests across the application architecture, reducing dependency on slower and more expensive UI-oriented testing.

Data Engineering and Platforms
Data is one of the most valuable assets a company possesses. Extracting value from large volumes of structured or unstructured data and transforming it into a competitive advantage is an essential part of delivering high-value business change. We help clients identify, define, and implement comprehensive data and analytics strategies. These strategies encompass a range of solutions such as traditional business intelligence, data warehousing, big data platforms, analytics and visualization, as well as the establishment of data governance supported by a solid data strategy. By leveraging these approaches, we help enhance client productivity, profitability, and overall business performance.

Artificial Intelligence

Artificial intelligence enables innovation, allows us to unlock new value for our clients and to solve their complex business challenges. We apply advanced analytics, machine learning and generative AI to gain data-driven insights, build predictive models, and develop intelligent systems. We ensure solutions meet rigorous standards for privacy, security, explainability and regulatory compliance with a focus on responsible and ethical AI.

VR, AR, XR Development

We help our clients utilize Virtual Reality (VR), Augmented Reality (AR), and Real-time 3D to deliver compelling experiences for their customers and employees. Our Extended Reality (XR) solutions bring immersive experiences to life, helping businesses become more engaging, safer, and more efficient. VR and AR help spatially design, visualize, and showcase products, data, and workflows in interactive 3D, and can facilitate immersive brand experiences. AR enhances the real world in intelligent ways by layering contextually relevant information over a user’s view. We shape solutions across industries in commerce, marketing, training, operations, research, and design. Our capabilities drive digital twins and feed synthetic data pipelines. We support our clients in meeting their goals and preparing for XR and 3D to drive real business value.

Modern Application Management

Applications Management builds on our extensive experience, proven practices, and industry-leading technology expertise to help clients deploy, operate, and transform their applications. We increase value delivery by enabling swift and safe deployment of high-quality applications, reducing operational risk, and lowering the total cost of ownership. Using our engineering-led approach, we manage application upgrading, versioning, and maintenance throughout a system’s life, to ensure stability and performance. In Business-as-Usual operations, we constantly improve the applications estate, resulting in efficient and low-maintenance business software, supported by improved services. Our comprehensive Service Delivery Management underpins the full range of applications management services, ensuring their value, quality and consistency.

Managed Cloud

Our strong experience in cloud operational and cost management and optimization helps clients use cloud services optimally. We have deep experience with all the major cloud platforms and partnerships across AWS, Microsoft Azure, and Google Cloud. Our culture is rooted in an automation-first approach favoring Infrastructure-as-Code, and emphasizing DevOps principles in how we work. Our capabilities include cloud migrations and hybrid solutions, as well as cloud operations, and we support clients in all stages of migration and adoption.

Service Delivery

Operational IT ecosystems require services to be designed to adapt and scale to business demands while providing assurance of service quality and reliability. We help our clients with their service delivery challenges by understanding their service needs and the interactions with their operational teams. This allows us to recommend and manage industry best practice standards, policies, tools, and grades of service. Our service delivery framework helps with organizational design, governance, service design, operational excellence, customer experience, and continual service improvement.

Smart Desk

Our Smart Desk provides a single point of contact to all end-users through a unified communications hub, so we can ensure clients receive appropriate support in a timely manner. This includes the coordination of all end-user services, 3rd parties, and internal support teams for an excellent customer experience and seamless collaboration between all customer suppliers. We regularly achieve 9.5 out of 10 for customer satisfaction, with up to 90% of tickets resolved at first line.

Our Frameworks, Methods and Tools

Our frameworks, methods and tools, including TEAM and TEAS, enhance our ability to develop and deploy solutions based on next-generation technologies. Developed with a focus on providing innovation, quality and productivity at scale, we believe our frameworks, methods and tools allow us to:
•Deliver outcome driven programs to our clients, with faster time-to-market and favorable return on investment;
•Tailor our approach to the needs of our clients and respond flexibly to changing client objectives and market conditions;
•Improve our clients’ visibility into budgets, status and progress of technology projects; and
•Provide better solutions.
Our key frameworks, methods and tools include the following:
The Endava Adaptive Method (TEAM)
To allow us to deliver large scale distributed agile projects we have developed our TEAM delivery framework that is based on our over 20 years of successful project delivery experience and reflects the many lessons we have learned during that period. Our TEAM delivery framework provides a delivery model that has been developed by our practitioners for practitioners, adapted to each client’s context to allow us to rapidly create value with confidence.

Traditional Agile development approaches use small numbers of “scrum teams,” with members in close proximity. However, today, most enterprise development projects require large development teams that are often geographically or organizationally dispersed. Traditional Agile development approaches also assume a single organization is developing the software whereas today a number of organizations, such as Endava and our client, are likely to be developing the software together. To address these important aspects of large-scale agile delivery TEAM was intentionally designed with three elements that amplify each other address these challenges: an engagement model, an interaction model, and a set of recommended engineering practices.

The Engagement Model defines how we collaborate with our customers, and other stakeholders, to shape and evolve delivery, with the aim of ensuring efficiency and transparency to provide high delivery assurance. It embodies a set of structured collaboration patterns that create common understanding, alignment and trust between the parties involved in the engagement and comprises a set of well-defined phases covering the entire journey from idea to operation.

The Interaction Model, TEAS, defines the agile lifecycle that we use to deliver products at all levels of scale, leading to business agility to make the business more responsive. TEAS encompasses the full idea to operation lifecycle and enable collaboration across the business using one common language. It provides flexible scaling for differently sized products or groups of products and adapts to all stages of a product's life. It achieves this by having product level planning for a group of releases, portfolio level planning for a group of products and an overarching strategy to guide the development of the portfolio.

Some Agile development approaches have constraints that prevent them from scaling in a truly industrialized way without sacrificing agility. TEAS avoids these problems by utilizing aspects of well-known Agile scaling frameworks, but improves on them by applying the lesson we have learned to balance prescriptive approaches with empowerment and flexibility. To achieve this, TEAS provides enough guidance to allow teams to start tackling client challenges with confidence, while building in flexibility to adapt to evolving client needs, environments and cultures.

Our Engineering Practices are the tools, technologies and techniques our people use to deliver technically excellent solutions when working in their multi-skilled teams. The practices cover the entire delivery lifecycle, across all of our professional disciplines, from product strategy and UX though architecture, automated testing, development, continuous delivery and platform engineering. Uniquely, these comprehensive engineering practices are embedded in our delivery approach rather than being an afterthought or a set of references to other approaches, which is common in other delivery frameworks. The proven practices that we recommend for our teams drive quality and effectiveness driving value-focused delivery and deliver engineering excellence tailored to aspects of the delivery context such as complexity, criticality, and risk.

These three interlocking and synergistic aspects of our deliver model mean that our teams are able to quickly design, develop and test digital solutions, providing actionable insights into their value and business potential in a short timeframe, while our clients are able to release higher-quality products to market faster, respond better to market changes and incorporate customer and user feedback through rapid releases and product iterations.

We believe that our dynamic and proven approach to distributed enterprise agile delivery creates tangible and valuable benefits for our clients.

Chronos
Chronos is our proprietary software analysis tool for risk assessment of software systems. It analyzes data from multiple relevant artifacts around development: the code, the version control system, and the issue tracking system. Chronos detects traits and “anti-patterns" of a software system, many of which are not directly visible in the codebase, by innovatively combining data points from these artifacts, including the system’s evolution and the behaviors of the team who developed it. “Anti-patterns” are common practices that initially appear to be appropriate solutions but end up having negative consequences that outweigh any benefits. Chronos supports both quality and productivity improvement by providing deep insights into the evolution of large-scale software systems.
Chronos offers several benefits to our clients as well as to our employees. First, it is the backbone of our Software Assessment service, through which we support our clients in gaining an integrated, balanced, and holistic view of the code-related risks embodied in a specific software system or across a landscape of systems. Second, Chronos increases the value and productivity of due diligence and technical reviews by providing information on the technologies and their evolution, on key people involved with the project, and on code and process quality issues. Finally, Chronos helps us to ramp up development projects more efficiently by allowing developers to get up to speed quickly and by helping managers oversee risks and proactively ensure that skills are balanced effectively across teams.

CSAT
Customer Satisfaction Analysis Tool, or CSAT, is our client experience management tool, which allows us to collect regular client feedback. CSAT relies on surveys, common use testimonials and other inputs to gather a robust view of how clients feel about Endava. Through CSAT, we collect, analyze and generate powerful management information that drives our continuous experience improvements. CSAT helps us differentiate ourselves in managing customers in a sustainable way.
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
We provide services from our locations in European Union countries (Austria, Bulgaria, Croatia, Denmark, Germany, Ireland, the Netherlands, Poland, Romania, Slovenia and Sweden), non-European Union countries (Bosnia & Herzegovina, Moldova, North Macedonia, Serbia, Switzerland and the United Kingdom), Latin America (Argentina, Colombia, Mexico and Uruguay), Asia-Pacific (Australia, Malaysia, Singapore and Vietnam), North America (Canada and the United States), and the Middle East (United Arab Emirates). We strive to be one of the leading employers of IT professionals in the regions in which we operate. We locate our delivery locations in countries that not only have abundant IT talent pools, but also offer us an opportunity to be a preferred employer. As of June 30, 2023, we had 12,063 employees (including directors), approximately 47.2% of whom work in delivery locations in European Union countries.

Our nearshore delivery model was first established in Central Europe in order to efficiently deliver our solutions to European clients. Our primary delivery locations are in Romania, where we employed approximately 4,164 employees involved with delivery of our services as of June 30, 2023. As of June 30, 2023, we had 1,276 such employees located in Cluj-Napoca, the second largest city in Romania and 1,193 such employees located in Bucharest, the capital of Romania. We believe Romania is an ideal location to source IT delivery talent due to its educational infrastructure, large multi-lingual population, advanced technological infrastructure and flexible labor regulation. As of June 30, 2023, we also had approximately 3,560 IT professionals across our locations in Bosnia & Herzegovina, Bulgaria, Croatia, Moldova, North Macedonia, Poland, Serbia and Slovenia, which are countries that we believe offer many of the same benefits as Romania. To serve our North American clients, we had approximately 1,559 employees involved with delivery of our services across our ten Latin American delivery locations as of June 30, 2023, the majority of which are located in Argentina (582 employees) and Colombia (727 employees). We believe that the Latin American region as a whole has an abundant talent pool of individuals skilled in IT.
In addition, we are highly focused on the security of our clients’ data and are certified to ISO 27001 standards.
Our Clients
As of June 30, 2023, we had 711 active clients, which we define as clients who spent money with us over the preceding 12-month period. Our clients are primarily enterprises based in the United Kingdom, European Union and United States. Our clients principally operate in the Payments and Financial Services and TMT verticals. We are also focused on growing our client base in other verticals, such as the consumer products, healthcare, mobility and retail verticals, and on providing services to our clients that span verticals.
During the fiscal years ended June 30, 2023, 2022 and 2021, our 10 largest clients based on revenue accounted for 32.8%, 33.8% and 34.9%, of total revenue, respectively. Mastercard was our largest client during our fiscal year ended June 30, 2023, contributing 10.7% of our revenue in the year, compared to less than 10% of our revenue in each of the years ended June 30, 2022 and 2021.

We are focused on building deep, long-term relationships with our clients, which often begin with a discrete project and develop into larger engagements. We target clients to whom we believe we can demonstrate our deep understanding of technological trends and our capability to provide end-to-end ideation-to-production services.
Some of our representative clients by vertical include Concardis, Beazley, Pollinate, Rabobank, RSA and Worldpay in Payments and Financial Services; Adobe, Hudson MX, and BBC in TMT; and ZEISS and Maersk in Other.
Sales and Marketing
Our sales and marketing strategy is focused on driving revenue growth from existing and new clients. We run a single, highly integrated sales and marketing organization that comprises strategy, solutions and offers, marketing, lead generation, sales and account teams. As of June 30, 2023, we had 200 employees on our sales and marketing team located across our offices.
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
We face competition primarily from:
•next-generation IT service providers, such as Globant S.A and EPAM Systems.
•digital agencies and consulting companies, such as McKinsey & Company, Ideo and Publicis Sapient;
•global consulting and traditional IT service companies, such as Accenture PLC, Capgemini SE, Cognizant Technology Solutions Corporation and Tata Consultancy Services Limited; and
•in-house development departments by our clients of their technology and IT capabilities.
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
Facilities
Our corporate headquarters are located at 125 Broad Street, London, EC2N 1AR, United Kingdom, where we lease approximately 1,000 square meters of office space. We provide services from our locations in European Union countries (Austria, Bulgaria, Croatia, Denmark, Germany, Ireland, the Netherlands, Poland, Romania, Slovenia and Sweden), non-European Union countries (Bosnia & Herzegovina, Moldova, North Macedonia, Serbia, Switzerland and the United Kingdom), Latin America (Argentina, Colombia, Mexico and Uruguay), Asia-Pacific (Australia, Malaysia, Singapore and Vietnam), North America (Canada and the United States), and the Middle East (United Arab Emirates). We lease all of our facilities and also use them as office spaces. We believe our current facilities are suitable and adequate to meet our current needs and for the foreseeable future.

Our People
As of June 30, 2023, 2022 and 2021, we had 12,063, 11,853 and 8,883 employees (including directors), respectively. We have collective bargaining agreements with our employees in Romania and Vietnam, as is market practice in these countries. We believe our employee relations are good and we have not experienced any work stoppages. We vet our employees in accordance with the BS7858 screening standards.
At each date shown, we had the following employees (including directors), broken out by department and geography:

	As of June 30,
	2023	2022	2021
Employees (including directors) by function:
Employees involved in delivery of our services	10,938	10,844	8,059
Selling, General and Administrative	1,125	1,009	824
Total	12,063	11,853	8,883

Employees (including directors) by geography	As of June 30,
	2023	2022	2021
Western Europe(1)	659	602	493
Central Europe - EU Countries	5,693	6,093	4,469
Sub-total: Western Europe & Central Europe - EU Countries(1)	6,352	6,695	4,962
Central Europe - Non-EU Countries	2,689	2,842	2,361
Latin America	1,661	1,927	1,244
North America	324	348	311
Asia-Pacific(2)	1,032	38	5
Middle East	5	3	—
Total	12,063	11,853	8,883
(1)    The increased headcount in Western Europe from 2022 to 2023 includes 69 acquired employees in connection with our acquisition of DEK in June 2023.
(2)        The increased headcount in Asia-Pacific from 2022 to 2023 includes acquired employees in connection with our acquisition of Lexicon in October 2022 (135 employees), Mudbath in May 2023 (112 employees) and DEK in June 2023 (656 employees).

We believe that our people are our most important asset. We provide our employees, whom we call Endavans with training to develop their technical and soft skills, in an environment where they are continually challenged and given opportunities to grow as professionals, and with tools and resources to innovate. We have designed two internal programs – Endava University and “Pass It On” - which are key elements of our training and development framework. Endava University provides classroom-based training and “Pass It On” uses apprenticeship and open sharing so that our people can grow by way of collective experiences and knowledge. Our employees are also assigned career coaches to customize their integration into their respective teams and to help visualize their development and future. Through Endava Innovation Labs and other innovation events, our teams are encouraged to express their creativity in using next-generation technologies to build innovative solutions.

We strive to be one of the leading employers of IT professionals in the regions in which we operate. We locate our delivery locations in countries that not only have abundant IT talent pools, but also offer us an opportunity to be a preferred employer. For example, a majority of our employees are located in Romania, where we have been identified as a top employer in the country for each of the last five years.
We are also involved in initiatives that address social issues and encourage knowledge-sharing beyond our organization in the communities in which we operate. We regularly sponsor technical events and speak at global technical and industry-focused conferences. Our largest initiative consists of internship and graduate programs. By supporting local education, we seek to inspire exploration in engineering and technology.
We have built an organization deeply committed to helping people succeed and our culture fosters our core values:
•Openness: We are confident in our abilities, our approach and our people, so we are transparent.
•Thoughtfulness: We care deeply about the success of our people, our clients and the countries in which we operate.
•Adaptability: We embrace change and value differences, enabling us to be successful in complex environments.
C. Organizational Structure
Endava plc is the U.K. holding company of the Endava Group. Endava plc directly owns 100% of the share capital of its significant subsidiaries, as set out in the chart below, and, directly or indirectly, 100% of the share capital of the other Endava group companies. Refer to Note 18 of our consolidated financial statements for a list of all our subsidiaries.

D. Property, Plant and Equipment.
For a discussion of our facilities, see “Item 4.B—Business Overview—Facilities.”
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
Since our founding in 2000, we have expanded from a single office serving clients principally located in the city of London to a global enterprise serving clients across Asia-Pacific, Europe, the Middle East and North America. We provide services from our locations in European Union countries (Austria, Bulgaria, Croatia, Denmark, Germany, Ireland, the Netherlands, Poland, Romania, Slovenia and Sweden), non-European Union countries (Bosnia & Herzegovina, Moldova, North Macedonia, Serbia, Switzerland and the United Kingdom), Latin America (Argentina, Colombia, Mexico and Uruguay), Asia-Pacific (Australia, Malaysia, Singapore and Vietnam), North America (Canada and the United States), and the Middle East (United Arab Emirates). As of June 30, 2023, we had 12,063 employees (including directors), approximately 47.2% of whom work in nearshore delivery locations in European Union countries. As of June 30, 2023, 2022 and 2021, we had 12,063, 11,853 and 8,883 employees (including directors), respectively. The breakdown of our employees (including directors) by geography is as follows for the periods presented:

Employees (including directors) by geography	As of June 30,
	2023	2022	2021
Western Europe(1)	659	602	493
Central Europe - EU Countries	5,693	6,093	4,469
Sub-total: Western Europe & Central Europe - EU Countries(1)	6,352	6,695	4,962
Central Europe - Non-EU Countries	2,689	2,842	2,361
Latin America	1,661	1,927	1,244
North America	324	348	311
Asia-Pacific(2)	1,032	38	5
Middle East	5	3	—
Total	12,063	11,853	8,883
(1)        The increased headcount in Western Europe from 2022 to 2023 includes 69 acquired employees in connection with our acquisition of DEK in June 2023.
(2)        The increased headcount in Asia-Pacific from 2022 to 2023 includes acquired employees in connection with our acquisition of Lexicon in October 2022 (135 employees), Mudbath in May 2023 (112 employees) and DEK in June 2023 (656 employees).

As of June 30, 2023, we had 711 active clients, which we define as clients who paid us for services over the preceding 12-month period. Mastercard was our largest client during the year ended June 30, 2023, contributing 10.7% of our revenue in the year compared to less than 10% of our revenue in each of the years ended June 30, 2022 and 2021.We served clients in the geographies and key industry verticals, which are Payments and Financial Services, TMT and Other, as follows for the periods presented (by revenue):

Revenue by geography	Fiscal Year Ended June 30,
	2023	2022	2021
	(in thousands)
North America	£258,112	£228,112	£140,085
Europe	182,551	138,005	107,978
United Kingdom	309,365	270,844	187,045
RoW	44,705	17,796	11,190
Total	£794,733	£654,757	£446,298

Revenue by industry vertical	Fiscal Year Ended June 30,
	2023	2022	2021
	(in thousands)
Payments and Financial Services	£416,007	£331,842	£226,391
TMT	173,927	163,534	121,045
Other	204,799	159,381	98,862
Total	£794,733	£654,757	£446,298
We have achieved significant growth in recent periods. For the fiscal years ended June 30, 2023, 2022 and 2021 our revenue was £794.7 million, £654.8 million and £446.3 million, respectively, representing a compound annual growth rate of 33.4% over a three fiscal year period. We generated 38.9%, 41.4% and 41.9% of our revenue for the fiscal years ended June 30, 2023, 2022 and 2021, respectively, from clients located in the United Kingdom; we generated 23.0%, 21.1% and 24.2% of our revenue in each of those fiscal years, respectively, from clients located in Europe; and we generated 32.5%, 34.8% and 31.4% of our revenue in each of those fiscal years, respectively, from clients located in North America. The balance of revenue in each of those fiscal years comes from clients located in the Rest of World, or RoW. Our revenue growth rate at constant currency, which is a measure that is not calculated and presented in accordance with IFRS, for the fiscal years ended June 30, 2023, 2022 and 2021 was 16.6%, 47.6% and 29.6%, respectively. Over the last five fiscal years, 90.1% of our annual revenue, on average, came from clients who purchased services from us during the prior fiscal year.
Our profit before taxes was £114.2 million, £102.4 million and £54.4 million for the fiscal years ended June 30, 2023, 2022 and 2021, and our profit before taxes as a percentage of revenue was 14.4%, 15.6% and 12.2%, respectively, for the same periods.
Our adjusted profit before taxes margin, or Adjusted PBT Margin, which is a measure that is not calculated and presented in accordance with IFRS, was 20.7%, 21.1% and 20.6%, respectively, for the fiscal years ended June 30, 2023, 2022 and 2021. See notes 1 and 5 in the section of this Annual Report on Form 20-F titled “Non-IFRS Measures and Other Management Metrics” for a definition of these measures and a reconciliation of revenue growth rate to revenue growth rate at constant currency and profit before taxes to Adjusted PBT, respectively, the most directly comparable financial measures calculated and presented in accordance with IFRS.
Recent Acquisitions
We have in the past pursued and plan to selectively pursue in the future acquisitions focused on augmenting our core capabilities to enhance our expertise in new technologies and industry verticals and increase our geographic reach, while preserving our corporate culture and sustainably managing our growth.
In August 2023, we acquired TLM, a company that provides outsourced development services across design, engineering and art/animation for PC and console video games and other digital entertainment. TLM has particular expertise in highly complex areas of cross-play, middleware, physics, engine-level tools and technical art. TLM brings a leadership team with decades of video game industry experience and deep relationships with a wide array of platform partners and with clients in the United States and around the world including prominent games publishers and developers. See note 33 to our consolidated financial statements appearing elsewhere in this Annual Report on Form 20-F for further information on our acquisition of TLM.
In June 2023, we acquired DEK, a multinational firm that develops cutting-edge software solutions across a range of applications, including embedded systems, real-time solutions, telecoms and data communications. DEK was founded in 1999, has 660 operational employees, and is headquartered in Melbourne, Australia with additional offices in Ho Chi Minh, Vietnam and Stockholm, Sweden. DEK’s expertise spans several industry sectors with the most prominent being telecommunications. One of its longstanding clients is one of the world’s largest networking and telecommunication equipment and services companies. Other clients include Australia’s largest telecoms company and a publicly listed artificial intelligence technology company. See note 15 to our consolidated financial statements appearing elsewhere in this Annual Report on Form 20-F for further information on our acquisition of DEK.

In May 2023, we acquired Mudbath, headquartered in Newcastle, Australia. Mudbath is an Australian-based technology firm specializing in strategy, design and engineering services. Mudbath partners with businesses to build new digital solutions, enhance user experiences and accelerate digital transformation programs across enterprise systems, web and mobile products using their proven agile delivery methodology. Mudbath’s clients span broad industry verticals, including retail, mining (and adjacent activities including rail and tools), health, insurance, banking and travel. Mudbath’s employees are based primarily in Newcastle, Sydney and Melbourne, Australia. See note 15 to our consolidated financial statements appearing elsewhere in this Annual Report on Form 20-F for further information on our acquisition of Mudbath.
In October 2022, we acquired Lexicon, headquartered in Melbourne, Australia. Lexicon is an Australian-based technology consulting, design and engineering firm who partners with clients to build new digital solutions or accelerate digital transformation programs across enterprise systems, products and IoT using an agile delivery methodology. The acquisition of Lexicon enhances our existing presence in Australia and provides a strong foundation for accelerated in-market growth. It also provides us with a nearshore delivery location in Vietnam, which complements our existing operations in Singapore and Malaysia. See note 15 to our consolidated financial statements appearing elsewhere in this Annual Report on Form 20-F for further information on our acquisition of Lexicon.
In February 2022, we acquired BAC, a U.K.-based insurance software implementation specialist. The combination of BAC’s modern insurance platform expertise, combined with our broader technology capabilities and scale, creates a compelling proposition to capture transformative opportunities. See note 15 to our consolidated financial statements appearing elsewhere in this Annual Report on Form 20-F for further information on our acquisition of BAC.
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
In March 2021, we acquired Five, based in Brooklyn, New York and Croatia. With this acquisition, we increased our capacity in the ideation, design and delivery of intelligent digital experiences and enhanced our capabilities in digital product strategy and performance optimization services. See note 15 to our consolidated financial statements appearing elsewhere in this Annual Report on Form 20-F for further information on our acquisition of Five.
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
Key Factors Affecting Our Performance
We believe that the key factors affecting our performance and results of operations include our ability to:
Expand Relationships with Existing Clients
We are focused on continuing to expand our relationships with existing clients by helping them solve new problems and become more engaging, responsive and efficient. We have a demonstrated track record of expanding our work with clients after an initial engagement. In the 2023 and 2022 fiscal years, the number of clients that have a minimum annual spend with us of at least £1.0 million has grown to 146 from 134 and the average spend of our 10 largest clients was £26.0 million in the fiscal year 2023 and £22.2 million in the fiscal year 2022. Our ability to increase sales to existing clients will depend on a number of factors, including the level of clients’ satisfaction with our services, changes in clients’ strategic priorities, changes in key client personnel or strategic transactions involving clients, pricing, competition and overall economic conditions.
Add New Clients across Industry Verticals and Geographies
As of June 30, 2023, 2022 and 2021, we had 711, 732 and 615 active clients, respectively. The number of clients in the fiscal year 2023 decreased compared to fiscal year 2022, primarily due to lower levels of short term private equity due diligence engagements, with new deal activity being very subdued. Whilst we saw some limited churn outside of this area, we believe that we have a significant opportunity to add new clients in our existing core verticals and geographies, and to expand our client base to new verticals and geographies.

We have established ourselves as a leader in delivering end-to-end ideation-to-production services in the Payments and Financial Services and TMT verticals. Clients in the Payments and Financial Services vertical contributed to 52.3% and 50.7% of our total revenue in the 2023 and 2022 fiscal years, respectively. Clients in the TMT vertical contributed 21.9% and 25.0% of our total revenue in the 2023 and 2022 fiscal years, respectively. Clients in other verticals contributed 25.8% and 24.3% of our total revenue in the 2023 and 2022 fiscal years, respectively. We believe that we continue to have a significant untapped opportunity in these sectors and we plan to leverage this experience to expand our vertical reach.
Attract, Retain and Efficiently Utilize Talent
We believe that our people are our most important asset. We grew our average operational headcount by 14.5% in the 2023 fiscal year and 36.7% in the 2022 fiscal year. We provide Endavans with training to develop their technical and soft skills in an environment where they are continually challenged and given opportunities to grow as professionals, and with tools and resources to innovate. However, there is significant competition for technology professionals in the geographic regions in which we have delivery locations and we expect that such competition is likely to continue for the foreseeable future. Further, in order to maintain our gross margin, we must maintain favorable utilization rates among our existing IT professionals, which depends on our ability to integrate and train new employees, efficiently transition employees from completed projects to new assignments, forecast demand for our services, deploy employees with appropriate skills and seniority to projects and manage employee attrition rates. The employee attrition rate is monitored throughout the year, with a target of being lower than 15% on a rolling 12-month basis. At the end of fiscal year 2023 attrition rate was 11.4% compared to 12.7% at the end of fiscal year 2022.

Expand Our Nearshore Delivery Capacity
We believe that Distributed Enterprise Agile at scale requires that we have teams based in locations with similar time zones to those of our clients since our delivery teams are in constant dialogue and interaction with our clients. While we believe that we have sufficient delivery location capacity to address our near-term needs and opportunities, as we continue to expand our relationships with existing clients and attract new clients, we will need to expand our teams at existing delivery locations and open new delivery locations in nearshore locations with an abundance of technical talent. However, we compete for talented individuals not only with other companies in our industry, but also with companies in other industries, and there is a limited pool of individuals who have the skills and training needed to help us grow.
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

	Fiscal Year Ended June 30,
	2023	2022	2021
	(pounds in thousands)
Revenue growth rate at constant currency(1)	16.6%	47.6%	29.6%
Average number of employees involved in delivery of our services(2)	10,872	9,492	6,943
Revenue concentration(3)	32.8%	33.8%	34.9%
Number of large clients(4)	146	134	85
Adjusted profit before taxes margin(5)	20.7%	21.1%	20.6%
Adjusted free cash flow(6)	£111,525	£107,163	£82,660
(1)    We monitor our revenue growth rate at constant currency. As the impact of foreign currency exchange rates is highly    variable and difficult to predict, we believe revenue growth rate at constant currency allows us to better understand the underlying business trends and performance of our ongoing operations on a period-over-period basis. We calculate revenue growth rate at constant currency by translating revenue from entities reporting in foreign currencies into British Pounds using the comparable foreign currency exchange rates from the prior period. For example, the average rates in effect for the fiscal year ended June 30, 2022 were used to convert revenue for the fiscal year ended June 30, 2023 and the revenue for the comparable prior period ended June 30, 2022, rather than the actual exchange rates in effect during the respective period. Revenue growth rate at constant currency is not a measure calculated in accordance with IFRS. While we believe that revenue growth rate at constant currency provides useful information to investors in understanding and evaluating our results of operations in the same manner as our management, our use of revenue growth rate at constant currency has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Further, other companies, including companies in our industry, may report the impact of fluctuations in foreign currency exchange rates differently, which may reduce the value of our revenue growth rate at constant currency as a comparative measure. The below table presents a reconciliation of revenue growth rate to revenue growth rate at constant currency, the most directly comparable measure calculated and presented in accordance with IFRS.

	Fiscal Year Ended June 30,
	2023	2022	2021
	(pounds in thousands)
Revenue	£794,733	£654,757	£446,298
Revenue period-over-period growth rate	21.4%	46.7%	27.2%
Estimated impact of foreign currency exchange rate fluctuations	(4.8)%	0.9%	2.4%
Revenue growth rate at constant currency	16.6%	47.6%	29.6%

(2)    We monitor our average number of operational employees because we believe it gives us visibility into the size of both our revenue-producing base and our most significant cost base, which in turn allows us to better understand changes in our utilization rates and gross margins on a period-over-period basis. We calculate average number of operational employees as the average of our number of employees involved in delivery of our services on the last day of each month in the relevant period.
(3)    We monitor our revenue concentration to better understand our dependence on large clients on a period-over-period basis and to monitor our success in diversifying our revenue base. We define revenue concentration as the percentage of our total revenue derived from our 10 largest clients by revenue in each period presented.
(4)    We monitor our number of large clients to better understand our progress in winning large contracts on a period-over-period basis. We define number of large clients as the number of clients from whom we generated more than £1.0 million of revenue in the prior 12-month period.
(5)    We monitor our adjusted profit before taxes margin, or Adjusted PBT Margin, to better understand our ability to manage operational costs, to evaluate our core operating performance and trends and to develop future operating plans. In particular, we believe that the exclusion of certain expenses in calculating Adjusted PBT Margin facilitates comparisons of our operating performance on a period-over-period basis. Our Adjusted PBT Margin is our Adjusted PBT as a percentage of our total revenue. Our Adjusted PBT is our profit before taxes adjusted to exclude the impact of share-based compensation expense, amortization of acquired intangible assets, realized and unrealized foreign currency exchange gains and losses, restructuring costs and fair value movement of contingent consideration, all of which are non-cash items except for the restructuring costs and realized foreign currency exchange losses (gains), net. We do not consider these excluded items to be indicative of our core operating performance. Adjusted PBT Margin is not a measure calculated in accordance with IFRS. While we believe that Adjusted PBT Margin provides useful information to investors in understanding and evaluating our results of operations in the same manner as our management, our use of Adjusted PBT Margin has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. For example, Adjusted PBT Margin does not reflect the potentially dilutive impact of share-based compensation nor does it reflect the potentially significant impact of foreign currency exchange rate fluctuations on our working capital. Further, other companies, including companies in our industry, may adjust their profit differently to capture their operating performance, which may reduce the value of Adjusted PBT Margin as a comparative measure. The following table presents a reconciliation of Adjusted PBT to profit before taxes, the most directly comparable financial measure calculated and presented in accordance with IFRS, for each of the periods indicated:

	Fiscal Year Ended June 30,
	2023	2022	2021
	(pounds in thousands)
Profit before taxes	£114,163	£102,379	£54,368
Share-based compensation expense	31,058	35,005	24,427
Amortization of acquired intangibles assets	12,270	10,823	6,725
Foreign currency exchange losses (gains), net	10,729	(9,944)	6,546
Restructuring costs	6,588	—	—
Fair value movement of contingent consideration	(10,613)	—	—
Adjusted PBT	£164,195	£138,263	£92,066

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

	Fiscal Year Ended June 30,
	2023	2022	2021
	(in thousands)
Net cash provided by operating activities	£124,518	£120,719	£87,668
Grant received	494	139	228
Purchases of non-current assets (tangible and intangible)	(13,487)	(13,695)	(5,236)
Adjusted free cash flow	£111,525	£107,163	£82,660

A. Operating Results.
The key elements of our results of operations include:
Revenue
We generate revenue primarily from the provision of our services and recognize revenue in accordance with IFRS 15, “Revenue from Contracts with Customers”. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates, taxes and duties. We generally enter into master services agreements, or MSAs, with our clients, which provide a framework for services and statements of work to define the scope, timing, pricing terms and performance criteria of each individual engagement under the MSA. Our services are generally performed under time-and-material based contracts (where materials consist of travel and out-of-pocket expenses), and fixed-price contracts. The vast majority of our contracts are relatively short term in nature and have a single performance obligation.
In the fiscal years 2023, 2022 and 2021, our 10 largest clients contributed, in the aggregate, £260.3 million, or 32.8%, £221.5 million, or 33.8%, and £155.9 million, or 34.9%, of our total revenue, respectively. The following table shows the number of our clients by revenue on a trailing 12-month basis for the periods presented:

Revenue	Fiscal Year Ended June 30,
	2023	2022	2021
Over £5 Million	33	24	19
£2 - £5 Million	57	38	26
£1 - £2 Million	56	72	40
Less than £1 Million	565	598	530
Total	711	732	615
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

We are also eligible to receive credits from the United Kingdom taxing authorities for qualifying research and development expenditures on an annual basis. The credits are based on a fixed percentage (13% from April 1, 2020 to March 31, 2023, and 20% thereafter) of the cost of work that is directed and supervised from the United Kingdom and achieves an advance in technology that was uncertain at the outset of the work. We recognize the income from these credits as an offset to cost of sales. The receipt of credits is recognized in the statement of cash flows as cash from an operating activity.
Gross Profit
Gross profit and gross margin, or gross profit as a percentage of total revenue, have been, and will continue to be, affected by various factors, including wage inflation and the impact of foreign exchange in the countries in which we operate. Inflation has not meaningfully impacted our profitability in the fiscal year 2023. As a result of the challenging macroeconomic environment and demand softness, we have managed to control our cost base, mainly by limiting wage increases, which has allowed us to maintain a solid margin.

Selling, General and Administrative Expenses
Personnel costs, including salaries, bonuses, sales commissions and benefits are the most significant component of selling, general and administrative expenses. Included in selling, general and administrative expenses relating to sales and marketing expense are costs related to marketing programs and travel. Marketing programs consist of advertising, events, corporate communications and brand-building activities. Included in other selling, general and administrative expenses relating to general and administrative expense are external legal, accounting and other professional fees, as well as acquisition-related transaction costs. Selling, general and administrative expenses also include facilities-related and information technology hardware and software costs. Selling, general and administrative expenses includes share-based compensation expense for employees in our selling, general and administrative functions. Selling, general and administrative expenses also includes allocated operating lease expense and depreciation and amortization, which consists primarily of depreciation of property, plant and equipment, as well as the amortization of software and licenses and intangible assets acquired through acquisitions (client relationships and non-compete agreements).
Net Impairment Losses on Financial Assets
Net impairment losses on financial assets comprises net movements in the impairment of trade receivables and accrued income. Such impairments represent allowances for expected credit losses from these financial assets. Allowances for expected credit losses are updated at each reporting date to reflect changes in credit risk since initial recognition.
Net Finance Income/(Expense)
Finance expense consists primarily of interest expense on borrowings and leases, running costs related to our revolving credit facility and unwinding of the discount and fair value re-measurements of acquisition deferred and contingent consideration. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in the statement of comprehensive income using the effective interest method. Finance income consists of interest income on funds invested and fair value re-measurements of acquisition deferred and contingent consideration. Interest income is recognized as it accrues in the statement of comprehensive income, using the effective interest method.
Net finance income/(expense) also reflects the net effect of realized and unrealized foreign currency exchange gains and losses.
Provision for Income Taxes
We are subject to income taxes in the United Kingdom, Romania, the United States and numerous other jurisdictions. Our provision for income taxes, which is reflected in our statement of comprehensive income as “tax on profit on ordinary activities,” consists primarily of liabilities for taxes due to, or potential claims from, tax authorities in the jurisdictions in which we operate. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted at the end of the applicable reporting period.
Our effective tax rates differ from the statutory rate applicable to us primarily due to: differences between domestic and foreign jurisdiction tax rates; tax credits and non-taxable items; non-deductible share-based compensation expenses; and other non-deductible expenses. Changes in the geographic mix of revenue and changes in enacted tax rates can also cause our overall effective tax rate to vary from period to period. Tax expense is recognized in profit or loss based on the sum of deferred tax and current tax not recognized in other comprehensive income or directly in equity.
Recent Accounting Pronouncements
See note 2 to our consolidated financial statements appearing elsewhere in this Annual Report on Form 20-F for a description of the application of new and revised international financial reporting standards.
Results of Operations
The following table sets forth our consolidated statements of comprehensive income for the periods presented.

	Fiscal Year Ended June 30,
	2023	2022	2021
	(in thousands)
Consolidated Statements of Comprehensive Income:
Revenue	£794,733	£654,757	£446,298
Cost of sales:
Direct cost of sales(1)	(505,679)	(414,411)	(271,707)
Allocated cost of sales	(24,977)	(22,415)	(20,412)
Total cost of sales	(530,656)	(436,826)	(292,119)
Gross profit	264,077	217,931	154,179
Selling, general and administrative expenses(1)	(150,300)	(121,808)	(90,623)
Net impairment losses on financial assets	(932)	(739)	(4)
Operating profit	112,845	95,384	63,552
Net finance income/(expense)	1,318	6,995	(9,184)
Profit before tax	114,163	102,379	54,368
Tax on profit on ordinary activities	(20,000)	(19,286)	(10,918)
Profit for the year and profit attributable to the equity holders of the Company	£94,163	£83,093	£43,450
(1) Includes share-based compensation expense as follows:

	Fiscal Year Ended June 30,
	2023	2022	2021
	(in thousands)
Direct cost of sales	£20,927	£21,899	£14,760
Selling, general and administrative expenses	10,131	13,106	9,667
Total	£31,058	£35,005	£24,427

The following table sets forth our consolidated statements of comprehensive income expressed as a percentage of total revenue:

	Fiscal Year Ended June 30,
	2023	2022	2021
Consolidated Statements of Comprehensive Income :
Revenue	100.0%	100.0%	100.0%
Cost of sales:
Direct cost of sales	(63.6)%	(63.3)%	(60.9)%
Allocated cost of sales	(3.1)%	(3.4)%	(4.6)%
Total cost of sales	(66.8)%	(66.7)%	(65.5)%
Gross profit	33.2%	33.3%	34.5%
Selling, general and administrative expenses	(18.9)%	(18.6)%	(20.3)%
Net impairment losses on financial assets	(0.1)%	(0.1)%	—%
Operating profit	14.2%	14.6%	14.2%
Net finance income/(expense)	0.2%	1.1%	(2.1)%
Profit before tax	14.4%	15.6%	12.2%
Tax on profit on ordinary activities	(2.5)%	(2.9)%	(2.4)%
Profit for the year and profit attributable to the equity holders of the Company	11.8%	12.7%	9.7%
Comparison of the Years Ended June 30, 2023 and 2022
Revenue

	Year Ended June 30,		% Change
	2023	2022	2023 vs. 2022
	(pounds in thousands)
Revenue	£794,733	£654,757	21.4%
Revenue for 2023 was £794.7 million, an increase of £140.0 million, or 21.4%, over 2022. In constant currency terms, revenue grew by 16.6% over 2022. We achieved significant growth in revenue across all verticals. Revenue from clients in the Payments and Financial Services vertical increased by £84.2 million, or 25.4%, to £416.0 million in 2023 from £331.8 million in 2022. Growth in the Payments and Financial Services vertical was helped by our acquisition of Lexicon in Australia, which partially offset headwinds in the second half of the year from the macroeconomic slow down. Revenue from clients in the TMT vertical increased by £10.4 million, or 6.4%, to £173.9 million in 2023 from £163.5 million in 2022. TMT faced particular headwinds this year, especially in North America, as clients became more cautious about spend driven by a higher interest rate environment. Revenue from clients in our other verticals increased by £45.4 million, or 28.5%, to £204.8 million in 2023 from £159.4 million in 2022. Growth in the Healthcare vertical was a significant contributor to the overall growth in our other verticals. Revenue also grew across all geographies. Revenue from clients based in Europe (other than the United Kingdom) increased by £44.5 million, or 32.3%, to £182.6 million in 2023 from £138.0 million in 2022 largely driven by Payments and Financial Services and Other. Revenue from clients based in the United Kingdom increased by £38.5 million, or 14.2%, to £309.4 million in 2023 from £270.8 million in 2022. Revenue from clients based in North America increased by £30.0 million, or 13.2%, to £258.1 million in 2023 from £228.1 million in 2022. Revenue from clients based in the RoW increased by £26.9 million, or 151.2%, to £44.7 million in 2023 from £17.8 million in 2022, largely due to our acquisition of Lexicon in Australia. Revenue from our top 10 clients in 2023 increased by £38.8 million, or 17.5%, to £260.3 million compared to £221.5 million in revenue from our top 10 clients in 2022.

There is little change in the clients named in our top 10 revenue contributors year on year. Clients in this group are growing well, particularly those in the Payments and Financial Services sector.
Cost of Sales

	Year Ended June 30,		% Change
	2023	2022	2023 vs. 2022
	(pounds in thousands)
Cost of sales
Direct cost of sales	£(505,679)	£(414,411)	22.0%
Allocated cost of sales	(24,977)	(22,415)	11.4%
Total cost of sales	£(530,656)	£(436,826)	21.5%
Gross margin	33.2%	33.3%
Total cost of sales increased by £93.8 million, or 21.5%, in 2023 compared to 2022. The increase consisted of a £91.3 million increase in direct cost of sales, as a result of increased personnel costs, which reflected an increase in the average number of employees involved in delivery of our services from 9,492 in 2022 to 10,872 in 2023. Cost of sales in 2023 also includes £5.5 million of restructuring costs related to business optimization actions of management. Grant income increased by £2.3 million in 2023 compared to 2022 and research and development credits (in respect of innovative work we carried out for contract customers) increased by £2.8 million in 2023 compared to 2022. The increase in research and development credits was due to general growth in the size and number of projects and our ability to forecast a higher proportion of our work being qualifying activities based on the latest submitted claim. Included in the allocated cost of sales is the portion of depreciation and amortization expense attributable to the portion of our property and equipment and intangible assets utilized in the delivery of services to our clients. This increased by £2.6 million in 2023 compared to 2022, or 11.4% due to the increase in the size of our delivery organization. Gross margin was stable at 33.2% in 2023 and 33.3% in 2022.
Selling, General and Administrative Expenses

	Year Ended June 30,		% Change
	2023	2022	2023 vs. 2022
	(pounds in thousands)
Selling, general and administrative expenses	(150,300)	(121,808)	23.4%
% of revenue	(18.9)%	(18.6)%
Selling, general and administrative expenses increased by £28.5 million, or 23.4%, in 2023 compared to 2022.  The increase in total selling, general and administrative expenses is primarily related to an increase of £12.4 million in general and administrative expenses as a result of increased support functions costs in line with growth. Selling, general and administrative expenses in 2023 also includes £1.1 million of restructuring costs related to business optimization actions taken by management. Sales and marketing expenses increased by £10.2 million. Depreciation and amortization increased by £2.2 million, or 17.0%, in 2023 compared to 2022, primarily as a result of a £1.4 million increase in amortization of acquired intangible assets.  As a percentage of revenue, selling, general and administrative expenses increased from 18.6% in fiscal year 2022 to 18.9% in fiscal year 2023.

Net Impairment Losses on Financial Assets

	Year Ended June 30,		% Change
	2023	2022	2023 vs. 2022
	(pounds in thousands)
Net impairment losses on financial assets	£(932)	£(739)	26.1%
% of revenue	(0.1)%	(0.1)%
Net impairment losses on financial assets increased by £0.2 million in 2023 compared to 2022. In fiscal year 2023, the aggregate charge was higher compared to fiscal year 2022 due to changes in debtor balances and client financial positions.

Net Finance Income

	Year Ended June 30,		% Change
	2023	2022	2023 vs. 2022
	(pounds in thousands)
Net finance income	£1,318	£6,995	(81.2)%
% of revenue	0.2%	1.1%
Net finance income decreased by £5.7 million in 2023 compared to 2022. In 2023, we recognized net finance income of £1.3 million, which includes £11.8 million income related to fair value movement of financial liabilities (re-measurements of acquisition deferred and contingent consideration and discount unwind to present value) and £3.5 million interest income on bank deposits. The income was offset by £1.7 million interest charge on leases, £1.7 million running costs related to our revolving credit facility and £10.7 million foreign exchange net losses for the period. The foreign exchange loss includes £5.1 million loss arising from an Argentina blue chip swap transaction, which was used to allow repatriation of cash from Argentina following payment of outstanding intercompany receivables. In 2022, we recognized net finance income of £7.0 million, which included a charge to lease interest of £1.1 million and a £9.9 million gain related to changes in foreign exchange rates.

Provision for Income Tax

	Year Ended June 30,		% Change
	2023	2022	2023 vs. 2022
	(pounds in thousands)
Provision for income taxes	£(20,000)	£(19,286)	3.7%
Provision for income taxes increased by £0.7 million, or 3.7%, in 2023 compared to 2022. Our annual effective tax rate for 2023 was 17.5%, compared to an annual effective tax rate of 18.8% for 2022. The 2023 effective rate has benefited from the non-taxable fair value movement on financial liabilities and the benefit of carrying forward certain U.K. losses to be used in future periods when the enacted statutory rate is higher than the current year rate.
Comparison of the Years Ended June 30, 2022 and 2021

A comparison of fiscal years 2022 and 2021 can be found in Item 5.A—Operating Results” in our Annual Report on Form 20-F for the fiscal year ended June 30, 2022, which was filed with the SEC on October 31, 2022.

B. Liquidity and Capital Resources.
Capital Resources
To date, we have financed our operations primarily through sales of information technology services, as well as borrowings under our revolving credit facilities and through our initial public offering, which we completed in July 2018. As of June 30, 2023, we had £164.7 million in cash and cash equivalents.
In February 2023, we entered into a Multicurrency Revolving Facility Agreement, or the Facility Agreement, with National Westminster Bank plc as agent, HSBC UK Bank plc, DNB (UK) Limited, Keybank National Association, Banco Bilbao Vizcaya Argentaria, S.A., London Branch and Fifth Third Bank, National Association as mandated lead arrangers, bookrunners and original lenders. The Facility Agreement, which replaced our previous £200.0 million unsecured facility, is an unsecured revolving credit facility in the amount of £350.0 million with an initial period of three years. The Facility Agreement also provides for uncommitted accordion options for up to an aggregate of £150.0 million in additional borrowing. The Facility Agreement is intended to support our future capital investments and development activities, and is guaranteed by members of the Endava group from time to time in accordance with a typical guarantor coverage threshold mechanic. Loans under the Facility Agreement bear interest, at our option, at a rate equal to either the SONIA rate, the EURIBOR rate or the SOFR rate, plus an applicable margin ranging from 1.00% to 1.65% per annum, depending upon the net leverage ratio. The Facility Agreement contains customary representations and warranties and customary default provisions, affirmative and negative covenants applicable to the facility parties and our consolidated subsidiaries. As of June 30, 2023, there was no amount outstanding under the £350.0 million primary facility apart from £8.8 million utilized for bank guarantees issued by HSBC UK Bank plc, and we were not in breach of any covenants.
Future Capital Requirements

We believe that our existing cash and cash equivalents, together with cash generated from our operations, will be sufficient to meet our working capital expenditure requirements for the next 12 months and over the long term. Our future capital requirements will depend on many factors, including our growth rate and any acquisitions we may complete.
Material Cash Requirements
The following table summarizes our material cash requirements as of June 30, 2023 and the effect such obligations are expected to have on our liquidity and cash flows:

	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years	Total
	(in thousands)
Lease liabilities	£14,573	£27,483	£17,542	£17,063	£76,661
Short-term leases	1,532	—	—	—	1,532
Leases contracted, but not yet commenced	27	65	65	41	198
Other long-term liabilities	—	—	—	516	516
Total	£16,132	£27,548	£17,607	£17,620	£78,907
As of June 30, 2023, we have property leases that expire at various dates through October 2031.

Cash Flows
The following table shows a summary of our cash flows for the years ended June 30, 2023, 2022 and 2021.

	Year Ended June 30,
	2023	2022	2021
	(in thousands)
Cash and cash equivalents at beginning of the year	£162,806	£69,884	£101,327
Net cash from operating activities	124,518	120,719	87,668
Net cash used in investing activities	(110,851)	(23,875)	(106,410)
Net cash used in financing activities	(10,998)	(5,078)	(11,920)
Effects of exchange rates on cash and cash equivalents	(772)	1,156	(781)
Cash and cash equivalents at end of the year	£164,703	£162,806	£69,884
Operating Activities
Operating activities provided £124.5 million of cash in the year ended June 30, 2023, primarily from profit before tax of £114.2 million and other non-cash items of £49.2 million, offset by tax paid of £22.7 million and net changes in working capital of £16.1 million. The net changes in working capital were primarily driven by a decrease in accruals of £11.5 million, a net increase in trade receivables and accrued income of £3.7 million, an increase in prepayments of £1.1 million and a decrease in trade payables and deferred income of £0.2 million.
Operating activities provided £120.7 million of cash in the year ended June 30, 2022, primarily from profit before tax of £102.4 million, a U.K. research and development credit received of £0.3 million and other non-cash items of £53.8 million, offset by tax paid of £14.0 million and net changes in working capital of £21.8 million. The net changes in working capital were primarily driven by a net increase in trade receivables and accrued income of £34.2 million and an increase in prepayments of £2.7 million, partially offset by an increase in accruals of £5.2 million and an increase in other liabilities (including VAT / sales tax and payroll related liabilities) of £9.1 million.
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
Investing Activities
Investing activities used £110.9 million of cash in the year ended June 30, 2023, including £30.2 million (net of cash acquired) to fund the acquisition of Lexicon, £6.8 million (net of cash acquired) to fund the acquisition of Mudbath, £33.5 million (net of cash acquired) to fund the acquisition of DEK, £2.2 million for settling the deferred consideration payable related to the acquisition of Levvel, £3.5 million for the settlement of the CDS deferred consideration payable and £3.4 million on the settlement of the Five deferred consideration payable. We also used £21.2 million on the settlement of a promissory note payable acquired with DEK and £13.5 million for purchases of property, plant and equipment relating to our office spaces, partially offset by 3.5 million interest received on bank deposits.
Investing activities used £23.9 million of cash in the year ended June 30, 2022, including £4.8 million (net of cash acquired) to fund the acquisition of BAC, £2.1 million for settling the contingent consideration payable related to the acquisition of Five, £3.0 million for settling the contingent consideration payable related to the acquisition of Levvel and £0.4 million for the settlement of the Exozet deferred consideration payable and £14.0 million for purchases of property, plant and equipment relating to our delivery locations, partially offset by £0.2 million interest received on bank deposits and £0.3 million proceeds from disposal of non-current assets.

Investing activities used £106.4 million of cash in the year ended June 30, 2021, including £35.9 million (net of the cash acquired) to fund the acquisition of Levvel, £47.3 million (net of the cash acquired) to fund the acquisition of Comtrade Digital Services and £14.4 million (net of the cash acquired) to fund the acquisition of Five, £2.0 million for settling the deferred consideration payable related to the acquisition of Intuitus and £1.7 million for settling the deferred consideration payable from the acquisition of Exozet, £5.4 million for purchases of property, plant and equipment relating to our delivery locations, partially offset by £0.1 million interest received on bank deposits.
Financing Activities
Financing activities used £11.0 million of cash in the year ended June 30, 2023, including £13.5 million repayment of lease liabilities and £4.0 million of interest and debt financing costs paid, partially offset by £5.6 million proceeds from issue of shares for settling option plans, £0.5 million in grants received from the Romanian and Croatian governments and proceeds from property subleases in Romania and Germany of £0.4 million.
Financing activities used £5.1 million of cash in the year ended June 30, 2022, including £13.8 million repayment of lease liabilities and £0.9 million of interest payments, partially offset by £8.9 million proceeds from issue of shares for settling option plans, £0.1 million in grants received from the Romanian, German and Croatian governments and proceeds from property subleases in Romania and Germany of £0.6 million.
Financing activities used £11.9 million of cash in the year ended June 30, 2021, including £11.8 million repayment of lease liabilities and £0.9 million of interest payments, partially offset by £0.2 million in grants received from the Romanian, Serbian, North Macedonian and German governments and proceeds from property subleases in Romania and Germany of £0.6 million.

C. Research and Development, Patents and Licenses, etc.
Not applicable.
D. Trend Information.
For a discussion of trends, see “Item 5.A—Operating Results” and “Item 5.B—Liquidity and Capital Resources.”
E. Critical Accounting Estimates
For a description of the critical accounting estimates, see note 3D to our consolidated financial statements appearing elsewhere in this Annual Report on Form 20-F.
Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management.
MANAGEMENT
Executive Officers and Directors
The following table sets forth certain information with respect to our executive officers and directors, including their ages as of August 15, 2023.

Name	Age	Position(s)
Executive Officers
John Cotterell	62	Chief Executive Officer, Director
Mark Thurston	59	Chief Financial Officer, Director
Rohit Bhoothalingam	50	General Counsel
Julian Bull	53	Chief Operating Officer
David Churchill(1)	40	Chief People Officer
Matt Cloke(1)	49	Chief Technology Officer

Non-Employee Directors
Trevor Smith	68	Chairman of the Board of Directors
Andrew Allan(2)	67	Director
Patrick Butcher	55	Director
Sulina Connal	55	Director
Ben Druskin	55	Director
Kathryn Hollister	63	Director
David Pattillo	63	Director
(1) Mr. Churchill and Mr. Cloke were each appointed as executive officers, effective July 1, 2023.
(2) Mr. Allan will retire from the board of directors, effective as of the date of our 2023 Annual General Meeting of Shareholders.

Unless otherwise indicated, the current business addresses for our executive officers and directors is c/o Endava plc, 125 Old Broad Street, London, EC2N 1AR, United Kingdom.
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

Rohit Bhoothalingam has served as our General Counsel since March 2019 and is responsible for Legal, Company Secretarial and Compliance across the Group. Prior to joining Endava, he served as the Associate General Counsel for VEON, a Nasdaq and Euronext-listed digital and telecommunications company, and in senior legal roles in the natural resources and financial services sectors. Mr. Bhoothalingam previously worked in private practice at US law firms Orrick, Herrington & Sutcliffe and Wilmer Hale. He studied law at Cambridge University and holds a Masters in Law from Georgetown University Law Center.
Julian Bull has served as our Chief Operating Officer since July 2023 and previously as Chief Commercial Officer since July 2016. From April 2001 to June 2016, Mr. Bull served as our Sales and Marketing Director.
David Churchill has served as our Chief People Officer since July 2021, and was promoted to the executive team in the same position in July 2023. Mr. Churchill joined Endava in July 2016 as Head of People and Organization. Prior to joining Endava, Mr. Churchill led across multiple HR disciplines in listed and privately owned media, telecommunications and technology businesses in the United Kingdom and Europe, holding people strategy and operations positions with BT from 2008 to 2013 and Arqiva from 2013 to 2016 as they moved through change of ownership. Mr. Churchill holds a 2:1 (B.A) in Business and French from Bournemouth University.
Matt Cloke has served as our Chief Technology Officer since July 2023. Mr. Cloke joined Endava in 2014 and has served in various positions prior to his appointment as Chief Technology Officer, including most recently serving as our Chief Catalyst. Prior to joining Endava, Mr. Cloke was an Executive Director at UBS Investment Bank where he was responsible for the Investment Banks P&L financial reporting technology. Between 1997 and 2005, Mr. Cloke was a Principal Consultant at American Management Systems, latterly purchased by CGI. Mr. Cloke holds a 2:1 (B.Sc.) in Computer Science and Psychology from Brunel University.
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
Andrew Allan has served as a member of our board of directors since April 2006, having previously served as a member of the board of Brains Direct Ltd, which we acquired in April 2006. Mr. Allan will retire from the board of directors at the end of his current term, and will, therefore, not be seeking re-election at our 2023 Annual General Meeting. Mr. Allan currently serves as Managing Partner at Fairways Corporate Finance, a position he has held since May 2003. He is a qualified Chartered Accountant and a current member of the Institute of Chartered Accountants of Scotland. Mr. Allan holds a B.S. in Finance from the University of Strathclyde.

Patrick Butcher has served as a member of our board of directors since May 2023. Mr. Butcher most recently served as Group Chief Financial Officer of the Headlam Group plc from April 2022 until March 2023. From January 2019 to November 2020, he served as Group Chief Financial Officer at Capita plc. Prior to that, Mr. Butcher served as Chief Financial Officer at various companies including The Go-Ahead Group plc, Network Rail Limited, English, Welsh and Scottish Railway and Mapeley Limited. Mr. Butcher received his B. Compt. (Hons) in Accounting and Finance from the University of South Africa and is a qualified Chartered Accountant (South Africa). Our board of directors believes that Mr. Butcher’s financial expertise and his significant leadership experience provide him with the qualifications and skills to serve as a director.

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
Ben Druskin has served as a member of our board of directors since September 2017. Mr. Druskin retired from Citigroup in August 2017. From 2014 until his retirement, Mr. Druskin served as the Chairman of the Global Technology, Media and Telecom Investment Banking Group. Prior to becoming Chairman, Mr. Druskin was co-head of the Global Technology, Media and Telecom Investment Banking Group. Mr. Druskin has served as a member of the board of directors of Zensar Technologies since November 2017, and served as a member of the board of directors of Global Synergy Acquisition Corp. between October 2020 and August 2022. Mr. Druskin holds a B.A. in Economics from Rutgers College and an M.B.A. in Finance from The Stern School of Business at New York University. Our board of directors believes that Mr. Druskin’s expertise in capital raising and merger and acquisition transactions provide him with the qualifications and skills to serve as a director.
Kathryn Hollister has served as a member of our board of directors since October 2022. Since June 2021, Ms. Hollister has served as a member of the board of directors of Clear Secure, Inc. and as a member of the board’s audit and compensation committees. From March 2021 to May 2022, Ms. Hollister served as a member of the board of directors of First Solar, Inc. and as a member of the board’s audit and compensation committees. Ms. Hollister was an active partner at Deloitte for over 25 years until September 2020, where she served as the Chief Strategy Officer of Deloitte Global Tax and Legal practice from 2015 until 2019 and in a variety of leadership roles, including Chief Strategy Officer of Deloitte Tax LLP (USA), managing partner of the U.S. Business Tax Service line, and served both public and private clients. Ms. Hollister was a member of the Board of Directors of Deloitte U.S. from 2008 to 2015 and of Deloitte’s Global Board of Directors from 2010 to 2015. In the community, Ms. Hollister served multiple academic and charitable organizations and currently serves on the boards of trustees of Duke University, University of Cincinnati Health Foundation, and the Cincinnati Museum Center. A lawyer (licensed, registered inactive, in State of Ohio) and a certified public accountant (licensed, active in the State of Ohio), Ms. Hollister holds a B.A. from Duke University and a J.D. from the University of Cincinnati College of Law. Our board of directors believes that Ms. Hollister’s significant experience as a director and in corporate leadership positions provides her with the qualifications and skills to serve as a director.
David Pattillo has served as a member of our board of directors since January 2017. From February 2014 to January 2019, Mr. Pattillo served as the Chief Financial Officer and member of the board of directors of ClearStar, Inc. From August 2010 to present, Mr. Pattillo serves as Manager of Dapa, LLC. Mr. Pattillo holds a B.S. from Clemson University and an M.B.A. from the University of Georgia – Terry College of Business. Our board of directors believes that Mr. Pattillo’s knowledge of the information technology industry provides him with the qualifications and skills to serve as a director.
B. Compensation.
The following discussion provides the amount of compensation paid, and benefits in-kind granted, by us and our subsidiaries to our directors, executive officers and non-employee directors for services in all capacities to us and our subsidiaries for the fiscal year ended June 30, 2023, as well as the amount contributed by us or our subsidiaries into money purchase plans for the fiscal year ended June 30, 2023 to provide pension, retirement or similar benefits to our directors, members of our senior management and non-employee directors.
The following information on directors’ remuneration has been prepared in accordance with disclosure requirements for the company as a “quoted company” under the Companies Act.
Compensation of Directors
The table below details compensation paid or payable to our directors during the financial year ended June 30, 2023, and in the case of Messrs. Cotterell and Thurston, our executive directors, reflects the compensation paid for services as members of our senior management.

£000s		Salary and fees	Benefits(1)	Pension(2)	Bonus(3)	Multi-year service variable(4)(5)	Total	Total fixed compensation	Total variable compensation
Executive Directors
John Cotterell	2023	500	12	48	100	288	949	560	388
Mark Thurston	2023	300	11	24	60	95	489	335	155
Non-Executive Directors
Trevor Smith	2023	75	—	—	—	143	218	75	143
Andrew Allan	2023	55	—	—	—	143	198	55	143
Ben Druskin(6)	2023	58	—	—	—	143	201	58	143
David Pattillo(6)	2023	64	—	—	—	143	207	64	143
Sulina Connal	2023	55	—	—	—	143	198	55	143
Kathryn Hollister(6)(7)	2023	39	—	—	—	143	182	39	143
Patrick Butcher(7)	2023	9	—	—	—	—	9	9	—
(1)     Messrs. Cotterell and Thurston receive a car allowance of £10,000 and £7,500 respectively, and also receive medical insurance, life assurance and income protection.
(2) In line with other U.K. employees, the executive director pensions are based on an employer contribution of 7.5% of salary. Mr. Cotterell receives a cash allowance in lieu of pension and, taking into account a downward adjustment for the increased employer National Insurance contributions, receives an amount equal to 6.47% of salary (reduced from 13% prior to 1 January 2023 to reflect the new remuneration policy).  Mr. Thurston makes a pension contribution of 7.5% via salary sacrifice and, taking into account an upward adjustment for the reduced employer National Insurance contributions, receives a contribution equal to 8.02% of salary.  Both of these adjustments are in line with adjustments made to pension benefits for other UK employees.
(3) Messrs. Cotterell and Thurston will receive 20% of the maximum bonus for the fiscal year ended June 30, 2023 in line with the remuneration policy of £100,000 and £60,000, respectively, which is payable in September 2023.
(4) For the executive directors, represents the value of performance share units, or PSUs, granted under the 2018 Equity Incentive Plan, or EIP, on December 13, 2022, excluding 50% of the total award that is subject to a 3-year performance condition which will be disclosed, to the extent it vests, in the report for the fiscal year ending June 30, 2025. The performance condition for the 1-year performance condition award was partially met and 25% of this award will be eligible to vest. The awards subject to the one-year performance condition will vest in two equal tranches in October 2023 and October 2024. For the purpose of this table, awards have been valued using a three-month average share price up to June 30, 2023 ($53.75) converted to GBP (£42.95).
(5) For the non-executive directors, represents the value of restricted share units, or RSUs, granted on February 10, 2023. These awards will vest (subject to satisfaction of the service condition) in December 2023. For the purposes of this table awards have been valued using the 10 day average share price used to determine the number of shares to be granted ($80.59) converted to GBP (£65.84).
(6) For the three non-executive directors based in the U.S., annual fees for 2023 have been converted to GBP using a USD:GBP exchange rate of 1:0.831489, being the average exchange rate over the fiscal year ending June 30, 2023.
(7)    Annual fees were prorated for the fiscal year ending June 30, 2023 for Ms. Hollister, who was appointed to the board effective October 31, 2022, and Mr. Butcher, who was appointed to the board effective May 2, 2023.

Non-Executive Director Service Agreements

We engage independent directors using standard terms as set out in our template letter of appointment. Independent directors are engaged from the commencement date of the letter of appointment for an initial term, until the conclusion of our next annual general meeting. Under the service agreements, Messrs. Allan and Butcher and Ms. Connal are entitled to receive an annual fee of £55,000, Mr. Smith is entitled to receive an annual fee of £75,000, Mr. Druskin and Ms. Hollister are entitled to receive an annual fee of $70,000, and Mr. Pattillo is entitled to receive an annual fee of $77,000, in each case inclusive of fees payable for all duties. Our independent directors are generally entitled to receive restricted share units for each term of their engagement, at the remuneration committee’s sole discretion. Following termination of their appointment, independent directors are subject to a six-

month non-competition restrictive covenant, a 12-month non-poach restrictive covenant and a 12-month non‑solicitation restrictive covenant and are not eligible to receive benefits upon termination.
Compensation of Executive Officers
For the fiscal year ended June 30, 2023, the aggregate compensation granted, accrued or paid to our non-director, executive officers for services in all capacities was £1.2 million. We do not set aside or accrue amounts to provide pension, retirement or similar benefits to members of our board of directors or executive officers.
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
This agreement may be terminated by either party giving the other six to 12 months’ notice in writing. We reserve the right to place the executive officer on garden leave at any time after notice has been given by either party, and to pay in lieu of notice. We may terminate the agreement without notice or payment in lieu of notice in certain circumstances as a result of the executive officer’s behavior or conduct, including for example, repeated breach of the service agreement after warning from us, dishonesty, gross misconduct or willful neglect in the discharge of their duties under the service agreement. On termination of this agreement, the executive officer is required to resign from our board of directors.
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
2023 Annual Bonus
Annual bonuses for 2023 were subject to an Adjusted PBT performance measure. No bonus is payable unless a threshold level of performance was achieved. Payout levels are measured on a straight-line basis based on the outcome for Adjusted PBT between the threshold and maximum performance goals, starting at 0% for meeting the performance threshold.
The formulaic outcome against the Adjusted PBT target was 15% of maximum but, taking into account a holistic review of the financial and strategic performance of the Company during the year as well as the wider stakeholder experience, the Remuneration Committee exercised discretion to adjust the outcome to 20% of maximum. The Remuneration Committee considered this outcome to be a fair and appropriate reflection of performance achieved during the year. Accordingly, 20% of the bonus payment was payable, which equated to £100,000 and £60,000, to John Cotterell and Mark Thurston, respectively. The same adjustment was applied to all employee annual bonuses under the Executive Bonus Scheme.
For the avoidance of doubt, any charitable sponsorship that qualifies for a tax credit in Romania is ignored for the purposes of calculating the Adjusted PBT used for director remuneration purposes.

For the fiscal year ended June 30, 2023, the aggregate amounts expected to be paid at the end of September 2023 to our executive officers (other than Messrs. Cotterell and Thurston) under the Executive Bonus scheme is £0.13 million.
Outstanding Equity Awards, Grants and Option Exercises
Performance Share Units
Awards of PSUs were made under the EIP to the executive directors on December 13, 2022, which are broken into two equally weighted tranches.
The first tranche is based on a 1-year performance period. For the fiscal year ending June 30, 2023 the award vesting was based on a combination of revenue, Adjusted PBT and Order Book goal achievement. Based on performance, the earned shares will vest in October 2023 (50%) and October 2024 (50%).
The second tranche is based on a 3-year performance period. Awards granted in the fiscal year ending June 30, 2023 may vest in October 2025, based on a combination of three-year revenue, Adjusted PBT and relative total shareholder return goal achievement. Following vesting, any earned shares are subject to a two-year holding period through to October 2027.

Awards represent 815% of base salary for the CEO and 447% of base salary for the CFO, in each divided into two tranches. The EIP award values were established in June 2022 based on a 10-day volume weighted average share price. The awards were subsequently granted in December 2022 following approval of the Remuneration Policy at our AGM.

Participant	Number of awards	Share price used for grant(1)	Face value(2) $000	Date of grant	End of Performance Period
John Cotterell[3]	26,803[5]	$93.55	$2,507	December 13, 2022	June 30, 2023
	26,804[6]	$93.55	$2,508	December 13, 2022	June 30, 2025
Mark Thurston[4]	8,818[5]	$93.55	$825	December 13, 2022	June 30, 2023
	8,819[6]	$93.55	$825	December 13, 2022	June 30, 2025
(1)     Based on the 10-day volume weighted average share price to June 22, 2022, equal to £76.03 when converted to GBP using the respective 10-day average exchange rate.
(2)     Based on the share price used to determine the number of shares to be granted ($93.55) multiplied by the number of shares under award.
(3)    £2,037,872 (1-year performance element) and £2,037,948 (3-year performance element) when converted to GBP using the respective 10-day average exchange rate up to June 22, 2022 used to determine the number of shares to be granted (£76.03).
(4)    £670,446 (1-year performance element) and £670,522 (3-year performance element) when converted to GBP using the respective 10-day average exchange rate up to June 22, 2022 used to determine the number of shares to be granted (£76.03).
(5)    50% of awards granted in the fiscal year ending June 30, 2023 are subject to 12-month performance against Revenue (35%), Adjusted PBT (40%) and Order Book (25%) performance goals. The proportion of the awards subject to each performance metric are assessed on a straight-line basis between threshold performance (at which vesting will be 0%) and maximum performance (at and beyond which vesting will be 100%). The specific targets are commercially sensitive and are therefore not disclosed. However, full details of the targets and performance against those targets will be disclosed at such time when it is no longer considered commercially sensitive.
(6)    50% of awards granted in the fiscal year ending June 30, 2023 are subject to the achievement of three-year performance conditions based on Revenue (50%), Adjusted PBT (30%) and relative total share return against a sector peer group and the constituents of the S&P 500 Information Technology Sector Index (20%). The proportion of the awards subject to each performance metric are assessed on a straight-line bases between threshold performance (being median performance relative to peer group at which vesting will be 25%) and maximum performance (being upper quartile relative to peer group at and beyond which vesting will be 100%). The specific targets for the Revenue and Adjusted PBT goals are commercially sensitive and are therefore not disclosed. However, full details of the targets and performance against those targets will be disclosed at such time when it is no longer considered commercially sensitive.

The formulaic outcome against the targets was 12% of maximum but, taking into account a holistic review of the financial and strategic performance of the Company during the year as well as the wider stakeholder experience, the Remuneration Committee exercised discretion to adjust the outcome to 25% of maximum. Accordingly, 25% of these awards will vest. The first tranche of the PSU awards, subject to the 1-year performance conditions will vest in equal tranches on October 31, 2023 and October 31, 2024, with the remaining tranche, subject to achievement of three-year performance conditions, vesting on October 31, 2025.
Restricted Share Units
Awards of RSUs were made under the EIP to the non-executive directors on February 10, 2023.
The RSUs vest subject to the participant remaining in service to the Company for the duration of the Appointment Period, which is the period of time from the participant’s appointment at the Company’s Annual General Meeting of Shareholders, or AGM, to the next AGM the following year.

Participant	Number of awards	Share price used for grant(1)	Face value(2) $000	Date of grant	Date of vesting(3)
Trevor Smith	2,171	$80.59	$175	February 10, 2023	December 14, 2023
Andrew Allan	2,171	$80.59	$175	February 10, 2023	December 14, 2023
Ben Druskin	2,171	$80.59	$175	February 10, 2023	December 14, 2023
David Pattillo	2,171	$80.59	$175	February 10, 2023	December 14, 2023
Sulina Connal	2,171	$80.59	$175	February 10, 2023	December 14, 2023
Kathryn Hollister	2,171	$80.59	$175	February 10, 2023	December 14, 2023
(1) Based on the 10-day average share price up to January 23, 2023 used to determine the number of shares to be granted (equal to £65.84 when converted to GBP using the respective 10-day average exchange rate).
(2) Based on the share price used to determine the number of shares to be granted ($80.59) multiplied by the number of shares under award.
(3) Awards vest on October 31, 2023 or, if later, the date of the 2023 AGM (actual date to be confirmed), and will therefore vest (provisionally) on December 14, 2023.

Executive Directors’ Share Awards Outstanding at the 2023 Financial Year End

Award type	Held at June 30, 2022	Granted in year	Lapsed in year	Vested in year	Held at June 30, 2023	Date of grant	Option price	Market price on settlement date(1)	Vest Date	Date of expiry
John Cotterell
FY2019 EIP PSU(2)	22,500	—	—	22,500	—	July 26, 2018	—	£62.96	(3)	N/A
FY2020 EIP PSU(4)	27,894	—	—	13,947	13,947	July 31, 2019	—	£62.96	(5)	N/A
FY2021 EIP PSU(6)	34,020	—	—	11,340	22,680	September 16, 2020	—	£62.96	(7)	N/A
FY2022 EIP PSU(8)	35,713	—	—	8,928	26,785	August 9, 2021	—	£62.96	(9)	N/A
FY2023 EIP PSU(10)	—	53,607	20,103	—	33,504	December 13, 2022	—	—	(11)	N/A
FY2022 SSP(12)	82	—	—	—	82	November 5, 2021	£92	—	December 1, 2024	December 1, 2031
FY2023 SSP(12)	—	155	—	—	155	November 24, 2022	£57.40	—	December 1, 2025	December 1, 2032
Mark Thurston
FY2019 EIP PSU(2)	11,250	—	—	11,250	—	July 26, 2018	—	£57.38	(3)	N/A
FY2021 EIP PSU(6)	13,948	—	—	6,974	6,974	July 31, 2019	—	£57.38	(5)	N/A
FY2022 EIP PSU(8)	17,010	—	—	5,670	11,340	September 16, 2020	—	£57.38	(8)	N/A
FY2023 EIP PSU(10)	14,243	—	—	3,560	10,683	August 9, 2021	—	£57.38	(9)	N/A
2022 EIP PSU(10)	—	17,637	6,614	—	11,023	December 13, 2022	—	—	(11)	N/A
FY2022 SSP(12)	82	—	—	—	82	November 5, 2021	£92	—	December 1, 2024	December 1, 2031
FY2023 SSP(12)	—	155	—	—	155	November 24, 2022	£57.40	—	December 1, 2025	December 1, 2032
(1) Converted to GBP using the prevailing exchange rate on the date of settlement.
(2) These awards were subject to a PBT performance condition over the 2019 financial year. The performance condition was met in full and as such 100% of this award vested.
(3) Fully vested.
(4) These awards were subject to a PBT performance condition over the 2020 financial year. The performance condition was met in full and as such 100% of this award vested.
(5) Awards vest in four equal tranches from October 31, 2020 to October 31, 2023.
(6) These awards were subject to multiple weighted performance metrics over the 2021 financial year. The performance condition was met in full and as such 100% of this award vested. The performance condition was met in full and as such 100% of this award vested. The specific targets are commercially sensitive and therefore are not disclosed prospectively. However, full details of the target and performance against that target will be disclosed at such time when it is no longer considered commercially sensitive.
(7) Awards vest in four equal tranches from October 31, 2021 to October 31, 2024.
(8) These awards were subject to multiple weighted performance metrics over the 2022 financial year. The performance conditions were met in full and as such 100% of this award vested. The performance condition was met in full and as such 100% of this award vested. The specific targets are commercially sensitive and therefore are not disclosed prospectively. However, full details of the target and performance against that target will be disclosed at such time when it is no longer considered commercially sensitive.
(9) Awards vest in four equal tranches from October 31, 2022 to October 31, 2025.
(10) These awards were subject to multiple weighted performance metrics over the 2023 financial year as described above. The performance conditions for the one-year performance condition award were partially met and 25% of this award will be eligible to vest. The specific targets are commercially sensitive and therefore are not disclosed prospectively. However, full details of the target and performance against that target will be disclosed at such time when it is no longer considered commercially sensitive.
(11) Awards subject to achievement of 1-year performance goals will vest in two equal tranches from October 31, 2023 to October 31, 2024. Awards subject to achievement of 3-year performance goals will vest, subject to achievement, on October 31, 2025.
(12)     Discounted ‘Share Success’ options granted under the 2018 Equity Incentive Plan to all eligible employees, maturing on December 1, 2024 and subject to continued employment only. Non-discounted All-Employee ‘Share Success’ options granted under the 2018 Equity Incentive Plan to all eligible employees, maturing on December 1, 2025 and subject to continued employment only.

Directors’ Current Shareholdings and Interests in Shares
The table below provides details on the Directors’ current shareholdings as well as their interests in outstanding share awards as of June 30, 2023.

	Unconditionally-owned shares(1)	Shareholding guideline (% base salary)	Percentage of salary/fees applicable to share ownership requirement(2)	Share Awards		Share Options(8)
				EIP (unvested; still subject to performance)	EIP (unvested; subject only to service condition)	SSP (unvested options; not subject to performance)	Total
Executive Directors
John Cotterell	8,991,236(3)	300%	74109%	26,804(4)	70,112(5)	237	97,153
Mark Thurston	32,355	300%	671%	8,819(4)	31,201(5)	237	40,257
Non-Executive Directors		Shareholding guideline ($ value)(6)	% guideline met(7)
Trevor Smith	71,293	$300,000	1268%		2,171	—	2,171
Andrew Allan	220,000	$300,000	3835%		2,171	—	2,171
Ben Druskin	47,177	$300,000	852%		2,171	—	2,171
David Pattillo	31,677	$300,000	584%		2,171	—	2,171
Sulina Connal	3,007	$300,000	89%		2,171	—	2,171
Kathryn Hollister	—	$300,000	37%		2,171	—	2,171
Patrick Butcher	—	$300,000	0%		—	—	—
(1)      Represents shares in which no connected persons hold any interests.
(2)     This value includes all unconditionally-owned shares, plus the value of outstanding tranches of prior EIP awards that are subject to service conditions only (on a net of tax basis), valued using the share price at the end of the fiscal year ($51.79) converted to GBP of £41.04. Executive Directors are required to build and maintain a shareholding to the value of 300% of salary within five years of appointment.
(3)     Includes 2,000,000 shares held in trust.
(4)     Includes a number of EIP awards granted on December 13, 2022, subject to a performance period ending June 30, 2025
(5)    Includes a number of EIP awards granted on July 31, 2019, of which 100% vested based on performance up to June 30, 2020. Includes a number of EIP awards granted on September 16, 2020, of which 100% vested based on performance up to June 30, 2021. Includes a number of EIP awards granted on August 9, 2021, of which 100% vested based on performance up to June 30, 2022. Includes a number of EIP awards granted on December 13, 2022, of which 25% qualifies for vesting based on performance up to June 30, 2023.
(6)     Following shareholder approval of the Remuneration Policy at the December 2022 AGM, non-executive directors are required to build and maintain a share holding equivalent to $300,000 from the approval of the policy or, if later, their date of appointment.
(7)    Shareholding valued using the share price at June 30, 2023 of $51.79.
(8)    There are no vested but unexercised options.

Equity Compensation Arrangements
We have granted options and equity incentive awards under our (1) Endava Share Option Plan, or the Share Option Plan, (2) Joint Share Ownership Plan, or the JSOP, (3) 2015 Long Term Incentive Plan, or the 2015 Plan, (4) Non-Executive Director Long Term Incentive Plan, or the Non-Executive Director Plan, (5) the 2018 Equity Incentive Plan, or the 2018 Plan, (6) the 2018 Non-Employee Sub Plan, or the 2018 Sub Plan, (7) the 2018 Sharesave Plan, the Sharesave Plan and (8) 2018 International Sub-Plan to the 2018 Sharesave Plan, or the International Sharesave Plan. We refer to the Share Option Plan, the JSOP, the 2015 Plan, the Non-Executive Director Plan, the 2018 Plan, the 2018 Sub Plan, the Sharesave Plan and International Sharesave Plan together as the Plans. As of June 30, 2023, there were 2,758,463 Class A ordinary shares available for issuance under the Plans, 23,455 of which are held by the EBT.
Share Option Plan
On May 7, 2014, our board of directors adopted the Share Option Plan and, as a schedule to the Share Option Plan, the Endava Approved Share Option Plan, which is intended to qualify as a “company share option plan” that meets the requirements of Schedule 4 to the Income Tax (Earnings and Pensions) Act 2003, or the CSOP. Options granted under the Share Option Plan have no tax advantages. Options granted under the CSOP are potentially U.K. tax-favored options up to an individual limit of £60,000 from April 6, 2023 (£30,000 prior) calculated by reference to the market value of the shares under option at the date of grant. All of our employees may participate in the Share Option Plan at the discretion of the board of directors. Employees who meet the CSOP legislative requirements may participate in the Share Option Plan at the discretion of the board of directors.
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
Shares Available for Awards
The maximum number of Class A ordinary shares that may be issued under our 2018 Plan as of June 30, 2023 is 6,892,567 which includes Class A ordinary shares reserved for issuance under our 2018 Non-Employee Sub-Plan described below. No more than 16,050,000 Class A ordinary shares may be issued under the 2018 Plan upon the exercise of incentive share options. In addition, the number of Class A ordinary shares reserved for issuance under our 2018 Plan will automatically increase on January 1 of each year, commencing on January 1, 2019 and ending on (and including) January 1, 2028, in an amount equal to 2% of the total number of shares outstanding on December 31 of the preceding calendar year. Our board may act prior to January 1 of a given year to provide that there will be no increase for such year or that the increase for such year will be a lesser number of Class A ordinary shares. Class A ordinary shares issued under the 2018 Plan may be authorized but unissued shares, shares purchased on the open market or treasury shares.
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
Shares available for options
The maximum number of Class A ordinary shares that may be issued under our Sharesave Plan as of June 30, 2023 is 7,175,588 Class A ordinary shares, which includes Class A ordinary shares reserved for issuance under any overseas plan described below. In addition, the number of Class A ordinary shares reserved for issuance under our Sharesave Plan will automatically increase on January 1 of each year, commencing on January 1, 2019 and ending on (and including) January 1, 2028, in an amount equal to 2% of the total number of shares outstanding on December 31 of the preceding calendar year. Our board of directors may act prior to January 1 of a given year to provide that there will be no increase for such year or that the increase for such year will be a lesser number of Class A ordinary shares.

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
Participation in the Sharesave Plan requires employees to agree to make regular monthly contributions to an approved savings contract of three or five years (or such other period permitted by the governing legislation). Subject to the following limits, the board of directors will determine the maximum amount that an employee may contribute under a savings contract linked to options to purchase Class A ordinary shares granted under the Sharesave Plan. Monthly savings by an employee under the Sharesave Plan and all savings contracts linked to options granted under any Schedule 3 tax-advantaged scheme may not exceed the statutory maximum (currently £500 per month in aggregate). The number of Class A ordinary shares over which an option is granted will be such that the total option price payable for these shares will normally correspond to the proceeds on maturity of the related savings contract.
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

2018 International Sub-Plan
The 2018 International Sub-Plan to the 2018 Sharesave Plan was adopted by our board of directors on October 24, 2018. The 2018 International Sub-Plan is similar to the 2018 Sharesave Plan but modified to take account of local tax, exchange control or securities laws, regulation or practice. Class A ordinary shares made available under the 2018 International Sub-Plan will count against the limit on the number of new Class A ordinary shares that may be issued under the 2018 Sharesave Plan.
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
C. Board Practices
Composition of our Board of Directors
Our board of directors currently consists of nine members. Our board of directors has determined that seven of our nine directors, Andrew Allan, Patrick Butcher, Sulina Connal, Ben Druskin, Kathryn Hollister, David Pattillo and Trevor Smith, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under the rules of the New York Stock Exchange. There are no family relationships among any of our directors or senior management.
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
Audit Committee
The audit committee, which currently consists of Messrs. Allan, Butcher, Pattillo and Smith, assists the board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. Mr. Allan will retire from the board of directors at the end of his current term, and will therefore not be seeking re-election at the Company’s Annual General Meeting in December 2023. Mr. Allan will step down from the audit committee following the filing of this report. Mr. Pattillo serves as chairman of the committee. The audit committee consists exclusively of members of our board of directors who are financially literate, and Mr. Pattillo is considered an “audit committee financial expert” as defined by applicable SEC rules. Our board of directors has determined that all of the members of the audit committee satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The audit committee is governed by a charter that complies with New York Stock Exchange rules.

The audit committee’s responsibilities include:
•assessing, reviewing and discussing with the executive officers, the board of directors and the independent auditor our financial statements and our financial reporting process, including significant issues regarding accounting principles, policies and practices;
•monitoring and reviewing with executive officers and the independent auditor the adequacy and effectiveness of internal control over financial reporting and disclosure controls and procedures;
•evaluating and making recommendations to the board of directors regarding the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;
•approving the audit services and non-audit services to be provided by our independent auditor;
•evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions to the full board of directors on at least an annual basis; and
•approving or ratifying any related person transaction (as defined by applicable rules and regulations) in accordance with our applicable policies, as well as review management’s efforts to monitor compliance with company programs and policies adhering to applicable rules and regulations.
The audit committee meets as often as one or more members of the audit committee deem necessary, but in any event meets at least four times per year. The audit committee meets at least once per year with our independent accountant, without our senior management being present.
Remuneration Committee
The remuneration committee, which currently consists of Messrs. Allan, Druskin and Smith and Ms. Hollister, assists the board of directors in determining executive officer compensation. Mr. Allan serves as chairman of the committee. Mr. Allan will retire from the Board of Directors at the end of his current term, and will therefore not be seeking re-election at the Company’s Annual General Meeting in December 2023. Mr. Allan will step down as chairman of the remuneration committee following the filing of this report, following which Ms. Hollister will chair the remuneration committee. Mr. Allan will remain a member of the remuneration committee until the end of his current term. Under SEC and New York Stock Exchange rules, there are heightened independence standards for members of the remuneration committee, including a prohibition against the receipt of any compensation from us other than standard board member fees. Although foreign private issuers are not required to meet this heightened standard with respect to all members, we have determined that all members meet this heightened standard.
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
Nominating and Corporate Governance Committee
The nominating and corporate governance committee, which currently consists of Messrs. Druskin and Smith and Mses. Connal and Hollister, assists our board of directors in identifying individuals qualified to become members of our board of directors consistent with criteria established by our board of directors and in developing our corporate governance principles. Mr. Smith serves as chairman of the committee.
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
D. Employees
As of June 30, 2023, 2022 and 2021 we had 12,063, 11,853 and 8,883 employees (including directors), respectively. We have collective bargaining agreements with our employees in Romania. We believe our employee relations are good and we have not experienced any work stoppages. In connection with COVID-19, our workforce has transitioned to a hybrid working model. We anticipate that a significant number of our employees will continue to work from home at least part time, as part of this hybrid working model.

At each date shown, we had the following employees (including directors), broken out by department and geography:

	As of June 30,
	2023	2022	2021
Function:
Employees involved in delivery of our services	10,938	10,844	8,059
Selling, general and administrative	1,125	1,009	824
Total	12,063	11,853	8,883
Geography:
Western Europe(1)	659	602	493
Central Europe - EU Countries	5,693	6,093	4,469
Sub-total: Western Europe & Central Europe - EU Countries(1)	6,352	6,695	4,962
Central Europe - Non-EU Countries	2,689	2,842	2,361
Latin America	1,661	1,927	1,244
North America	324	348	311
Asia-Pacific(2)	1,032	38	5
Middle East	5	3	—
Total	12,063	11,853	8,883
(1)        The increased headcount in Western Europe from 2022 to 2023 includes 69 acquired employees in connection with our acquisition of DEK in June 2023.
(2)        The increased headcount in Asia-Pacific from 2022 to 2023 includes acquired employees in connection with our acquisitions of Lexicon in October 2022 (135 employees), Mudbath in May 2023 (112 employees) and DEK in June 2023 (656 employees).

E. Share Ownership.
For information regarding the share ownership of our directors and executive officers, see “Item 6.B.—Compensation—Outstanding Equity Awards, Grants and Option Exercises” and “Item 7.A—Major Shareholders.”
F. Disclosure of a Registrant’s Actions to Recover Erroneously Awarded Compensation
Not applicable.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders.
The following table sets forth the beneficial ownership of our shares as of August 15, 2023:
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

The percentage ownership and voting power information shown in the table is based upon 42,433,779 Class A ordinary shares and 15,317,210 Class B ordinary shares outstanding as of August 15, 2023.
We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include ordinary shares issuable pursuant to the vesting of restricted stock units and the exercise of share options that are either immediately exercisable or exercisable on or before October 14, 2023, which is 60 days after August 15, 2023. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. In addition, the total number of Class A ordinary shares in the table below does not give effect to the potential conversion of any Class B ordinary shares into Class A ordinary shares. See the section entitled “Key Provisions in our Articles of Association-Shares and Rights Attaching to Them-Share Conversion” and “Key Provisions in our Articles of Association-Shares and Rights Attaching to Them-Restrictions on Transfer” in Exhibit 2.3(a) to this Annual Report on Form 20-F (Description of Share Capital) for a discussion of the entitlement of holders of Class B ordinary shares to convert them into Class A ordinary shares and limitations on such entitlement. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for persons listed in the table is c/o Endava plc, 125 Old Broad Street, London, EC2N 1AR, United Kingdom.

	Class A Ordinary Shares Beneficially Owned		Class B Ordinary Shares Beneficially Owned		Total Voting Power †
	Shares	%	Shares	%	%
Name of Beneficial Owner
5% or Greater Shareholders
Alex Day	—	—	2,051,766	13.4	10.5
Goran Stevanovic	—	—	1,662,500	10.9	8.5
T. Rowe Price Associates, Inc. and related entities(1)	8,254,362	19.5	—	—	4.2
Grandeur Peak Global Advisors, LLC(2)	2,583,084	6.1	—	—	1.3
BAMCO Inc./Ronald Baron/Baron Capital Group, Inc.(3)	2,426,810	5.7	—	—	1.2

Executive Officers and Directors:
John Cotterell(4)	491,236	1.2	8,500,000	55.5	43.7
Mark Thurston(5)	28,105	*	4,250	*	*
Rohit Bhoothalingam(6)	5,300	*	—	—	*
Julian Bull(7)	2,383	*	461,204	3.0	2.4
David Churchill(8)	—	—	—	—	—
Matt Cloke(9)	2,318	*	—	—	*
Andrew Allan(10)	20,000	*	200,000	1.3	1.0
Patrick Butcher(11)	—	—	—	—	—
Sulina Connal(12)	3,007	*	—	—	*
Ben Druskin(13)	35,802	*	11,375	*	*
Kathryn Hollister(14)	—	—	—	—	—
David Pattillo(15)	20,302	*	11,375	*	*
Trevor Smith(16)	9,918	*	61,375	*	*
All current executive officers and directors as a group (13 persons)(17)	618,371	1.5	9,249,579	60.4	47.6
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
(1)    Based solely on a Schedule 13G/A filed with the SEC on February 14, 2023. Consists of ADSs representing Class A ordinary shares. According to the filing, T. Rowe Price Associates, Inc., or Price Associates, has (i) sole voting power over 1,372,162 ADSs and (ii) sole dispositive power over 8,254,362 ADSs, and T. Rowe Price New Horizons Fund, Inc., or New Horizons Fund, has (i) sole voting power over 6,597,229 ADSs and (ii) sole dispositive power over zero ADSs. Price Associates does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client’s custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients which Price Associates serves as investment adviser. Any and all discretionary authority which has been delegated to Price Associates may be revoked in whole or in part at any time. Not more than 5% of the class of such securities is owned by any one client subject to the investment advice of Price Associates. With respect to securities owned by any one of the registered investment companies sponsored by Price Associates for which it also serves as investment adviser, or T. Rowe Price Funds, only the custodian for each of such T. Rowe Price Funds has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. No other person is known to have such right, except that the shareholders of each such Fund participate proportionately in any dividends and distributions so paid. The address of Price Associates and New Horizons Fund is 100 E. Pratt Street, Baltimore, MD 21202.
(2)    Based solely on a Schedule 13G filed with the SEC on February 13, 2023. Consists of ADSs representing Class A ordinary shares held of record by Grandeur Peak Global Advisors, LLC. The address of Grandeur Peak Global Advisors, LLC is 136 S. Main Street, Suite 720, Salt Lake City, UT 84101.
(3)    Based solely on a Schedule 13G/A filed with the SEC on February 14, 2023. Consists of ADSs representing Class A ordinary shares held of record by BAMCO Inc., or BAMCO, Baron Capital Group, Inc., or BCG, Baron Capital Management, Inc., or BCM, and Ronald Baron, who have shared voting power and shared dispositive power over the shares. BAMCO and BCM are subsidiaries of BCG, and Ronald Baron owns a controlling interest in BCG. The principal business address for each of BAMCO, BCM, BCG and Ronald Baron is 767 Fifth Avenue, 49th Floor, New York, NY 10153.
(4)    Consists of (1) 6,500,000 Class B ordinary shares held directly by Mr. Cotterell and (2) 2,000,000 Class B ordinary shares held in a trust of which Mr. Cotterell is a trustee. Excludes (1) 192,549 Class A ordinary shares issuable under the 2018 Plan, none of which are exercisable within 60 days of August 15, 2023.
(5)    Excludes 76,399 Class A ordinary shares issuable under the 2018 Plan, none of which are exercisable within 60 days of August 15, 2023.
(6)    Excludes (1) 47,562 Class A ordinary shares issuable under the 2018 Plan and (2) 86 Class A ordinary shares issuable under the Sharesave Plan, none of which are exercisable within 60 days of August 15, 2023.
(7)    Excludes 66,158 Class A ordinary shares issuable under the 2018 Plan, none of which are exercisable within 60 days of August 15, 2023.
(8)    Excludes 17,700 Class A ordinary shares issuable under the 2018 Plan, none of which are exercisable within 60 days of August 15, 2023.
(9)    Excludes 17,081 Class A ordinary shares issuable under the 2018 Plan, none of which are exercisable within 60 days of August 15, 2023.
(10)    Excludes 2,171 Class A ordinary shares issuable under the 2018 Plan, none of which are issuable within 60 days of August 15, 2023.
(11)    Mr. Butcher was appointed as a director, effective May 2, 2023 and does not hold any ordinary shares as of the date of this report.
(12) Excludes 2,171 Class A ordinary shares issuable under the 2018 Plan, none of which are issuable within 60 days of August 15, 2023.
(13)    Excludes 2,171 Class A ordinary shares issuable under the 2018 Plan, none of which are issuable within 60 days of August 15, 2023.
(14)    Excludes 2,171 Class A ordinary shares issuable under the 2018 Plan, none of which are issuable within 60 days of August 15, 2023
(15)    Excludes 2,171 Class A ordinary shares issuable under the 2018 Plan, none of which are issuable within 60 days of August 15, 2023.
(16) Excludes 2,171 Class A ordinary shares issuable under the 2018 Plan, none of which are issuable within 60 days of August 15, 2023.
(17)    Excludes (1) 417,449 Class A ordinary shares issuable under the 2018 Plan, and (2) 86 Class A Shares issuable under the Sharesave Plan, none of which are exercisable within 60 days of August 15, 2023.

David Heron, Robert Spittal, Sarah Fraser, Norman Fraser, David Feltham and Simon Rust, each of whom beneficially owned more than 5% of our share capital as of August 31, 2019, each ceased to be the beneficial owner of more than 5% of our share capital as of August 15, 2020. Based on a Schedule 13G/A filed with the SEC on February 11, 2021, Massachusetts Financial Services Company no longer beneficially owned more than 5% of our ordinary shares. Based on a Schedule 13G/A filed with the SEC on January 11, 2021, FMR LLC no longer beneficially owned more than 5% of our ordinary shares. To our knowledge, other than as disclosed above, no major shareholder has disclosed a significant change in its percentage ownership of our ordinary shares during the three years ended June 30, 2023.
We are not aware of any arrangement whereby we are directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly, nor are we aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Record Holders
As of August 15, 2023, 57,750,989 of our ordinary shares (including ordinary shares represented by ADSs) were issued and outstanding. To our knowledge, less than 1.0% of our total outstanding Class A ordinary shares were held by 20 record holders in the United States. As of August 15, 2023, to our knowledge, approximately 1.3% of our outstanding Class B ordinary shares are held by three record holders in the United States. Additionally, approximately 88.0% of our total outstanding Class A ordinary shares are held by a nominee of the depositary for the ordinary shares underlying our ADSs. The actual number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States as the calculation of record holders does not include beneficial owners whose ordinary shares or ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.
B. Related Party Transactions.

Policies and Procedures for Related Person Transactions

We have adopted a related person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. For the purposes of our policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we or any of our subsidiaries and any related person are, were or will be participants in which the amount involved exceeds $120,000 or which is unusual in its nature or conditions. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy. A related person is any enterprise that directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, our company; and associate (i.e., any unconsolidated enterprise in which we have a significant influence or which has significant influence over us); any individual owning, directly or indirectly, an interest in the voting power of our share capital that gives them significant influence over us, and close members of any such individual’s family; any key management personnel (i.e., those persons having authority and responsibility for planning, directing and controlling our activities, including directors and senior management and close members of such individuals’ families; or enterprise in which a substantial interest in the voting power of our share capital is owned, directly or indirectly, by any person described in the prior two clauses or over which such a person is able to exercise significant influence, including enterprises owned by our directors or major shareholders and enterprises that have a member of key management in common with us.

Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding the related person transaction to our audit committee, or, if audit committee approval would be inappropriate, to another independent body of our board of directors for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third- party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant shareholder to enable us to identify any existing or potential related person transactions and to effectuate the terms of the policy. In addition, under our Code of Business Conduct and Ethics, our employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

Certain Relationships and Related Party Transactions

The following is a summary of transactions since July 1, 2022 to which we have been a participant, and in which any of our then directors, executive officers or holders of more than 5% of any class of our voting securities at the time of such transaction, or any members of their immediate family, had or will have a direct or indirect material interest.

Share Option Grants and Equity Incentive Awards to Directors and Executive Officers

We have granted share options and equity incentive awards to certain of our directors and executive officers. For more information regarding the share options and awards granted to our directors and named executive officers see “Item 6.B-Directors, Senior Management and Employees-Compensation.”

Indemnity Agreements
We have entered into deeds of indemnity with each of our directors and executive officers. See “Item 6.B-Directors, Senior Management and Employees-Compensation-Insurance and Indemnification.”
Transactions with Google
Since April 2020, one of our directors, Sulina Connal, has been employed by Google, currently serving as its Managing Director of News and Books Partnerships for EMEA.. In the ordinary course of its business, from time to time Endava enters into agreements for cloud service or other solutions provided by Google in connection with services provided by Endava to its clients. All transactions with Google were entered into on an arms-length basis. For the year ended June 30, 2023, the aggregate cost incurred by Endava to Google for such services was £0.6 million.
C. Interests of Experts and Counsel.
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
Dividend Distribution Policy
Our dividends are declared at the discretion of our board of directors. We declared an aggregate of £18.2 million in dividends during the fiscal year ended June 30, 2016. We did not pay any dividends in the fiscal years from 2017 to 2023 and do not anticipate paying any dividends for the foreseeable future. We intend to retain all available funds and any future earnings for use in the operation and expansion of our business. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors in compliance with applicable legal requirements and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, our strategic goals and plans to expand our business, applicable law and other factors that our board of directors may deem relevant. In addition, our revolving credit facility limits our ability to pay dividends, with certain exceptions. See “Risk Factors — We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our ADSs.”
B. Significant Changes
Since June 30, 2023, no significant change has occurred.

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
C. Material Contracts
In February 2023, we entered into a Multicurrency Revolving Facility Agreement, or the Facility Agreement, with certain lenders, as outlined in “Item 5.B. Liquidity and Capital Resources”. The Facility Agreement, which replaced a previous £200.0 million unsecured facility, is an unsecured revolving credit facility in the amount of £350.0 million with an initial period of three years. The Facility Agreement also provides for uncommitted accordion options for up to an aggregate of £150.0 million in additional borrowing. The Facility Agreement is intended to support the Company’s and its subsidiaries' future capital investments and development activities, and is guaranteed by members of the Endava group from time to time in accordance with a typical guarantor coverage threshold mechanic. Loans under the Facility Agreement bear interest, at our option, at a rate equal to either the SONIA rate, the EURIBOR rate or the SOFR rate, plus an applicable margin ranging from 1.00% to 1.65% per annum, depending upon the net leverage ratio. The Facility Agreement contains customary representations and warranties and customary default provisions, affirmative and negative covenants applicable to the facility parties and our consolidated subsidiaries.

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
E. Taxation
U.S. Federal Income Tax Considerations for U.S. Holders
The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of our ADSs by U.S. Holders (as defined below). This discussion applies to U.S. Holders that hold our ADSs as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, and the income tax treaty between the United Kingdom and the United States, or the Treaty, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. There can be no assurance the Internal Revenue Service, or the IRS, or a court will not take a contrary position to that discussed below regarding the tax consequences of the ownership and disposition of our ADSs. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances, or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks and certain other financial institutions, insurance companies, pension plans, cooperatives, persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities or governmental organizations, retirement plans, regulated investment companies, real estate investment trusts, grantor trusts, brokers, dealers or traders in securities, commodities, currencies or notional principal contracts, certain former citizens or long-term residents of the United States, persons who hold our ADSs as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or integrated investment, persons that received our ADSs pursuant to the exercise of employee stock options or otherwise as compensation for services, persons that have a “functional currency” other than the U.S. dollar, persons who are subject to the tax accounting rules of Section 451(b) of the Code, persons that own directly, indirectly or through attribution 10% or more (by vote or value) of our equity, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities, and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences, any U.S. federal estate, gift, or alternative minimum tax consequences or the potential application of the Medicare contribution tax on net investment income.
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
Although PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets, we believe we were not a PFIC for our 2022 tax year and we do not expect to be a PFIC for our current taxable year. There can be no assurance that we will not be a PFIC in future taxable years. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS, will agree with our conclusion, that the IRS would not successfully challenge our position, and that a court would not sustain the IRS’s challenge. Because of the uncertainties involved in establishing our PFIC status, our U.S. counsel expresses no opinion regarding our PFIC status.
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
If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs, the U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our ADSs if a valid “mark-to-market” election is made by the U.S. Holder for our ADSs. An electing U.S. Holder generally would take into account as ordinary income for each taxable year, the excess of the fair market value of our ADSs over the adjusted tax basis of such ADSs at the end of such taxable year. The U.S. Holder would also take into account, as an ordinary loss for each taxable year, the excess of the adjusted tax basis of such ADSs over their fair market value of such ADSs at the end of such taxable year, but only to the extent of any net mark-to-market gain previously included in income. The U.S. Holder’s tax basis in our ADSs would be adjusted annually to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange, or other disposition of our ADSs in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange, or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. If, after having been a PFIC for a taxable year, we cease to be classified as a PFIC because we no longer meet the PFIC income or the PFIC asset test, the U.S. Holder would not be required to take into account any latent gain or loss in the manner described above and any gain or loss recognized on the sale or exchange of the ADSs would be classified as a capital gain or loss.
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
Except to the extent that the position of non-U.K. resident persons is expressly referred to, this guide relates only to persons who are resident (and, in the case of individuals, domiciled or deemed domiciled and to whom split-

year treatment does not apply) for tax purposes solely in the United Kingdom and do not have a permanent establishment, branch, agency (or equivalent) or fixed base in any other jurisdiction with which the holding of the ADSs is connected, or U.K. Holders, who are absolute beneficial owners of the ADSs (where the ADSs are not held through an Individual Savings Account or a Self-Invested Personal Pension) and who hold the ADSs as investments.
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

All dividends received by an individual U.K. Holder from us or from other sources will form part of that U.K. Holder’s total income for income tax purposes and will constitute the top slice of that income. A nil rate of income tax will apply to the first £1,000 of taxable dividend income received by the individual U.K. Holder in the tax year 2023/2024. Income within the nil rate band will be taken into account in determining whether income in excess of the £1,000 tax-free allowance falls within the basic rate, higher rate or additional rate tax bands.
Dividend income in excess of the tax-free allowance will (subject to the availability of any income tax personal allowance) be taxed at 8.75 per cent to the extent that the excess amount falls within the basic rate tax band, 33.75 per cent to the extent that the excess amount falls within the higher rate tax band and 39.35 per cent to the extent that the excess amount falls within the additional rate tax band. The annual tax-free dividend allowance will be reduced to £500 with effect from the commencement of the tax year 2024-2025.
Corporation Tax
A corporate holder of ADSs who is not resident for tax purposes in the United Kingdom should not be chargeable to U.K. corporation tax on dividends received from the company unless it carries on (whether solely or in partnership) a trade in the United Kingdom through a permanent establishment to which the ADSs are attributable.
Corporate U.K. Holders should not be subject to U.K. corporation tax on any dividend received from the company so long as the dividends qualify for exemption, which should be the case, although certain conditions must be met. If the conditions for the exemption are not satisfied, or such U.K. Holder elects for an otherwise exempt dividend to be taxable, U.K. corporation tax will be chargeable on the amount of any dividends (at the main rate of 25% for companies with profits in excess of £250,000, or the small profits rate of 19% for companies with profits of £50,000 or less, with marginal relief from the main rate available to companies with profits between £50,000 and £250,000 subject to meeting certain criteria).
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
If a corporate U.K. Holder becomes liable to U.K. corporation tax on the disposal (or deemed disposal) of ADSs, U.K. corporation tax would apply (at the main rate of 25% for companies with profits in excess of £250,000, or the small profits rate of 19% for companies with profits of £50,000 or less, with marginal relief from the main rate available to companies with profits between £50,000 and £250,000 subject to meeting certain criteria).
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

Stamp Duty and Stamp Duty Reserve Tax
The discussion below relates to the holders of our Class A ordinary shares or ADSs wherever resident, however it should be noted that (i) special rules may apply to certain persons such as market makers, brokers, dealers or intermediaries, and (ii) in respect of our Class A ordinary shares, this discussion applies only to issues or transfers occurring on or before December 31, 2023 (for a discussion in respect of issues or transfers of our Class A ordinary shares to depositary receipt issuers or clearance services after that date, please see the paragraph below entitled “Issues or Transfers of Shares from January 1, 2024”).
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
Issues or Transfers of Shares from January 1, 2024

Under recently-enacted U.K. legislation, the U.K. stamp duty and stamp duty reserve tax treatment of the issue and transfer of Class A ordinary shares in the company will change with effect from January 1, 2024, unless action is taken by the U.K. government or Parliament to retain the treatment set out in the preceding paragraphs.
If this change in treatment does occur (i) an unconditional agreement to transfer Class A ordinary shares to, or to a nominee or agent for, a person whose business is or includes the issue of depositary receipts or the provision of clearance services will generally be subject to SDRT (or, where the transfer is effected by a written instrument, stamp duty) at the higher rate of 1.5%, and (ii) SDRT will also generally arise (at the same higher rate of 1.5%) on the issue of Class A ordinary shares to such persons.
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
I. Subsidiary Information
Not applicable.
J. Annual Report to Security Holders
If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

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
Foreign Currency Exchange Rate Risk
We conduct business in multiple countries and currencies, which exposes us to risks associated with fluctuations in currency exchange rates. Our reporting currency is the British Pound, but we transact business in other currencies as well, principally the Euro, U.S. Dollar and the RON. Any necessary foreign currency transactions, principally re-translation of monetary items such as short-term inter-company balances and borrowings, are effected using the exchange rates prevailing on the dates of the transactions and are recognized in the statement of comprehensive income. In addition, the assets and liabilities of each of our subsidiaries are translated into British Pounds at exchange rates in effect at each balance sheet date and operations accounts are translated using the average exchange rate for the relevant period. Foreign currency translation adjustments are accounted for as a component of comprehensive income and reflected in the foreign exchange translation reserve and in comprehensive income in the statement of changes in equity.
In the fiscal year ended June 30, 2023, 37.8% of our sales were denominated in the British Pound, 34.0% of our sales were denominated in U.S. dollars, 22.8% were denominated in Euros and the balance was in other currencies. Conversely, during the same time period, 57.2% of our expenses were denominated in Euros (or in currencies that largely follow the Euro, including the RON) and 10.8% in U.S. dollars. As a result, strengthening of the Euro relative to the British Pound and weakening of the U.S. dollar relative to the British Pound present the most significant risks to us. Any significant fluctuations in currency exchange rates may have a material impact on our business.
We have not engaged in the hedging of foreign currency transactions since the start of fiscal year 2017, although we may choose to do so in the future.
Interest Rate Risk
We had cash and cash equivalents of £164.7 million as of June 30, 2023, which consisted of readily available bank deposits in various currencies, principally Euro, U.S. Dollar, British Pound and RON. These investments earn interest at variable rates and, as a result, decreases in market interest rates would generally result in decreased interest income.
We also have a revolving credit facility that bears interest based on SONIA, EURIBOR and SOFR plus a variable margin. Changes in the applicable rate result in fluctuations in the required cash flows to service this debt. For example, a 1% (one hundred basis points) increase in the applicable market interest rate would result in an additional £3.5 million in interest expense if the maximum borrowable amount under the revolving credit facility was outstanding for the entire fiscal year.
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
Concentration of Credit and Other Risk
During the fiscal years ended June 30, 2023, 2022 and 2021, our 10 largest clients based on revenue accounted for 32.8%, 33.8%, and 34.9% of our total revenue, respectively. Mastercard was our largest client during the year ended June 30, 2023, contributing 10.7% of our revenue in the year, compared to less than 10% of our revenue in each of the years ended June 30, 2022 and 2021.

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
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of June 30, 2023. Based on this evaluation, management has concluded that our disclosure controls and procedures as of June 30, 2023 were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.
Management's Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d15(f) under the Exchange Act) and for the assessment of the effectiveness of our internal control over financial reporting. Management, with the participation of our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), assessed our internal control over financial reporting based upon the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of June 30, 2023.

Our management has excluded Lexicon Digital Pty Ltd, Lexicon Vietnam Company Limited, Lexicon Consolidated Holdings Pty Ltd, Mudbath & Co. Pty Ltd, DEK Corporation Pty Ltd, DEK Technologies Sweden AB and DEK Vietnam Company Ltd from its assessment of internal control over financial reporting as of June 30, 2023, as the companies were acquired between October 2022 and June 2023. The companies are included in our consolidated financial statements for the year ended June 30, 2023 and constituted £37.0 million or 4.8% of total assets and £15.6 million or 2.0% of revenue, respectively.

Attestation Report of the Registered Public Accounting Firm
Our independent registered public accounting firm, PricewaterhouseCoopers LLP, who audited the consolidated financial statements included in this annual report, have audited the effectiveness of the Company’s internal control over financial reporting as of June 30, 2023. PricewaterhouseCoopers LLP’s report is included on page F-2 of this Annual Report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.
Item 16A. Audit Committee Financial Expert.
Our board of directors has determined that Mr. Pattillo is an audit committee financial expert as defined in Item 16A(b) of Form 20-F. Mr. Pattillo is independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the New York Stock Exchange. For information relating to Mr. Pattillo’s qualifications and experience, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”
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
Item 16C. Principal Accountant Fees and Services.
PricewaterhouseCoopers LLP has served as our independent registered public accountant since December 2022 and has audited our consolidated financial statements for the year ended June 30, 2023. Aggregate fees for professional services provided to us for the fiscal year ended June 30, 2023 were as follows:

Year Ended June 30,
2023
(pounds in thousands)
Audit Fees(1)	£3,081
Audit-Related Fees(2)	440
Tax Fees(3)	377
All Other Fees(4)	202
Total	£4,100

(1) “Audit Fees” are the aggregate fees for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.
(2) “Audit-Related Fees” are the aggregate fees for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. Audit-Related fees for the year ended June 30,2023 relate to transition and quarterly review fees.
(3) “Tax Fees” are the aggregate fees for professional services rendered by the principal accountant for tax compliance.
(4) “All Other Fees” are any additional amounts for products and services provided by the principal accountant, mainly ESG assurance services.
Our audit committee reviews and pre-approves the scope and the cost of audit services related to us and permissible non-audit services performed by the independent auditors. All of the services related to us provided by PricewaterhouseCoopers LLP during the last fiscal year have been pre-approved by the audit committee.

Prior Principal Accountant Fees and Services

Aggregate fees for professional services provided to us for the fiscal year ended June 30, 2022 by KPMG LLP were as follows:

Year Ended June 30,
2022
(pounds in thousands)
Audit Fees(1)	£2,947
Audit-Related Fees(2)	—
Tax Fees(3)	—
All Other Fees(4)	—
Total	£2,947
(1) “Audit Fees” are the aggregate fees for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC. Auditors remuneration in respect of the financial year ended June 30, 2022 has been amended to reflect additional fees payable to KPMG in respect of the audit for that financial year.
(2) “Audit-Related Fees” are the aggregate fees for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees.
(3) “Tax Fees” are the aggregate fees for professional services rendered by the principal accountant for tax compliance.
(4) “All Other Fees” are any additional amounts for products and services provided by the principal accountant.

Item 16D. Exemptions from the Listing Standards for Audit Committees.
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer
Not applicable.
Item 16F. Change in Registrant’s Certifying Accountant.
As previously reported, the Company proposed to its shareholders for approval at the Annual General Meeting (as defined below) in December 2022 that PricewaterhouseCoopers LLP (“PwC”) be appointed to serve as the Company’s U.K. statutory auditor and the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2023. This decision was taken following a competitive audit tender.

On November 10, 2022, KPMG LLP (“KPMG”), the Company’s independent registered public accounting firm for the fiscal year ended June 30, 2022, tendered its resignation, effective immediately, ahead of the Company’s 2022 Annual General Meeting on December 12, 2022 (the “Annual General Meeting”). Upon KPMG’s resignation, the Company’s board of directors appointed PwC as the Company’s U.K. statutory auditor and independent registered public accounting firm, subject to shareholder approval at the Annual General Meeting. On December 12, 2022, the Company’s shareholders approved the appointment of PwC as the Company’s U.K. statutory auditor and independent registered public accounting firm at the Annual General Meeting.

During the fiscal years ended June 30, 2022 and 2021, KPMG did not issue any reports on the financial statements of the Company that contained an adverse opinion or a disclaimer of opinion, nor were the auditors’ reports of KPMG qualified or modified as to uncertainty, audit scope, or accounting principles.

In addition, during the fiscal years ended June 30, 2022 and 2021 and the subsequent interim period through November 10, 2022, there were no disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to KPMG’s satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto), or any “reportable event” as described in Item 16F(a)(1)(v)(A) through (D) of Form 20-F, except that KPMG advised the Company of the material weakness in our internal control over financial reporting disclosed in Item 15 of the Company’s annual report on Form 20-F for the fiscal year ended June 30, 2021, filed with the Securities and Exchange Commission (“SEC”) on September 28, 2021. The material weakness related to the lack of an effective risk assessment process over the design and implementation of process level controls regarding the impact of events after the reporting period on the allowance for credit losses related to trade receivables.

During the two fiscal years ended June 30, 2022 and 2021 and the subsequent interim period through November 10, 2022, neither the Company nor anyone acting on the Company’s behalf consulted with PwC regarding: (1) the application of accounting principles to a specific transaction, either completed or proposed; (2) the type of audit opinion that might be rendered on the Company’s financial statements and neither a written report nor oral advice was provided to the Company that PwC concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (3) any matter that was the subject of a disagreement (as described in Item 16F(a)(1)(iv) of Form 20-F).

During the two fiscal years ended June 30, 2022 and 2021 and the subsequent interim period through November 10, 2022 there are no “reportable events” (as described in Item 16F(a)(1)(v) of Form 20-F), except that during the fiscal year ended June 30, 2021, PwC provided certain services which advised the registrant on the internal controls necessary for the Company to develop reliable financial statements.

The Company provided KPMG with a copy of the foregoing disclosure in connection with the filing of the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-38607) filed on December 13, 2022 (the “Form 6-K”) and requested that they furnish a letter addressed to the SEC stating whether they agree with such disclosure. A copy of KPMG’s letter, dated December 13, 2022, was filed as Exhibit 15.1 to the Form 6-K.

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
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.
Not applicable.
Item 16J. Insider Trading Policies
Not applicable.

Item 16K. Cybersecurity
Not applicable.
PART III
Item 17. Financial Statements.
See pages F-1 through F-74 of this Annual Report on Form 20-F.
Item 18. Financial Statements.
Not applicable.
Item 19. Exhibits
The following exhibits are filed as part of this Annual Report on Form 20-F.

Exhibit Number	Description of Document
1.1
Articles of Association of Endava plc, as amended (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form F-1 (File No. 333-226010), filed with the Commission on June 29, 2018 (the “F-1 Registration Statement”))

2.1
Form of Deposit Agreement (incorporated by reference to Exhibit (a) of our Pre-Effective Amendment No. 1 to Form F-6 registration statement (File No. 333-226021), filed with the Commission on July 18, 2018)

2.2	Form of American Depositary Receipt (incorporated by reference to Exhibit (a) of our F-6 Registration Statement)
2.3(a)
Description of Share Capital (incorporated by reference to Exhibit 2.3(a) of our Annual Report on Form 20-F for the year ended June 30, 2020 (File. No. 00138607), filed with the Commission on September 15, 2020)

2.3(b)
Description of American Depositary Shares (incorporated by reference to Exhibit 2.3(b) of our Annual Report on Form 20-F for the year ended June 30, 2019 (File. No. 00138607), filed with the Commission on September 25, 2019 (the “2019 20-F”))

4.1+	Endava Share Option Plan (incorporated by reference to Exhibit 10.1 to our F-1 Registration Statement)
4.2+	Endava Joint Share Ownership Plan (incorporated by reference to Exhibit 10.2 to our F-1 Registration Statement)
4.3+	Endava Limited 2015 Long Term Incentive Plan (incorporated by reference to Exhibit 10.3 to our F-1 Registration Statement)
4.4+	Endava Limited 2017 Non-Executive Director Long Term Incentive Plan (incorporated by reference to Exhibit 10.4 to our F-1 Registration Statement)
4.5+	Endava plc 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to our F-1 Registration Statement)

4.6+	Endava plc 2018 Sharesave Plan (incorporated by reference to Exhibit 10.6 to our F-1 Registration Statement)
4.7+	Endava plc 2018 International Sub-Plan to the Endava 2018 Sharesave Plan (incorporated by reference to Exhibit 4.7 of our 2019 20-F)
4.8	Form of Deed of Indemnity for Directors and Officers (incorporated by reference to Exhibit 10.8 to our F-1 Registration Statement)
4.11
Multicurrency Revolving Facility Agreement dated February 8, 2023, among Endava plc, the Original Borrowers, the Original Guarantors, the Mandated Lead Arrangers, the Original Lenders and National Westminster Bank PLC, as agent (incorporated by reference to Exhibit 99.2 to our Current Report on Form 6-K (File No. 001-38607) filed with the Commission on February 9, 2023.

8.1*	Significant Subsidiaries of Endava plc
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
15.2*	Consent of KPMG LLP, Independent Registered Public Accounting Firm
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover page interactive data file (formatted as Inline XBRL and contained in Exhibit 101)
________________
*    Filed herewith.
**    Furnished herewith.
+    Indicates management contract or compensatory plan.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Endava plc

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Endava plc and its subsidiaries (the “Company”) as of June 30, 2023, and the related consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of June 30, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2023, and the results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control Over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

As described in Management’s Annual Report on Internal Control Over Financial Reporting, management has excluded Lexicon Digital Pty Ltd, Lexicon Vietnam Company Limited, Lexicon Consolidated Holdings Pty Ltd, Mudbath & Co. Pty Ltd, DEK Corporation Pty Ltd, DEK Technologies Sweden AB and DEK Vietnam Company Ltd from its assessment of internal control over financial reporting as of June 30, 2023 because they were acquired by the Company in purchase business combinations during the year ended June 30, 2023. We have also excluded

Lexicon Digital Pty Ltd, Lexicon Vietnam Company Limited, Lexicon Consolidated Holdings Pty Ltd, Mudbath & Co. Pty Ltd, DEK Corporation Pty Ltd, DEK Technologies Sweden AB and DEK Vietnam Company Ltd from our audit of internal control over financial reporting. Lexicon Digital Pty Ltd, Lexicon Vietnam Company Limited, Lexicon Consolidated Holdings Pty Ltd, Mudbath & Co. Pty Ltd, DEK Corporation Pty Ltd, DEK Technologies Sweden AB and DEK Vietnam Company Ltd are wholly-owned subsidiaries whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent £37.0m or 4.8% and £15.6m or 2.0%, respectively, of the related consolidated financial statement amounts as of and for the year ended June 30, 2023.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of client relationships - acquisitions of Lexicon, Mudbath and DEK

As described in Notes 3D and 15 to the consolidated financial statements, during the year ended June 30, 2023, the Group completed acquisitions of Lexicon, Mudbath and DEK (together “the acquisitions”), and recognised intangible assets for client relationships of £4.5 million, £3.0 million and £16.5 million respectively. The multi period excess earnings method was applied to determine the fair value of the client relationship intangible asset for Lexicon and Mudbath. Management applied significant judgement in estimating the fair value of the Lexicon and Mudbath client relationship intangible assets acquired, which required developing assumptions with respect to the timing and amounts of customer attrition rates and discount rates. The fair value of the client relationship intangible asset for DEK was estimated by management by applying an assumed client relationship fair value as a proportion of the total consideration transferred based on comparable historical acquisitions. Management applied judgement in determining the appropriate valuation method and assessing the comparability of historical acquisitions.

The principal considerations for our determination that performing procedures relating to the valuation of client relationships - acquisitions of Lexicon, Mudbath and DEK is a critical audit matter are (i) the significant judgements made by management in developing the fair value estimate of the client relationships; (ii) a high degree of auditor judgement, subjectivity, and effort in performing procedures and evaluating a) the significant assumptions related to the customer attrition rates and discount rates for Lexicon and Mudbath, and b) the valuation method and comparability of historical acquisitions for DEK; and (iii) the audit effort involved the use of professionals with specialised skills and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of client relationships acquired and recognised as intangible assets, including controls over the development of assumptions. These procedures also included, among others, (i) reading the share purchase agreements, (ii) testing management’s process for determining the fair value of the acquired intangible assets, (iii) evaluating the appropriateness of the valuation methods adopted by management, (iv) testing the mathematical accuracy of the models, (v) testing the completeness and accuracy of data used in the models and (vi) evaluating the reasonableness of significant assumptions used by management in estimating the customer attrition rates and discount rates for Lexicon and Mudbath. Evaluating whether the customer attrition rates were reasonable for Lexicon and Mudbath involved considering the acquired businesses’ recent and forecasted financial performance, the Group’s recent and forecast financial performance, along with assessing assumptions for consistency with external market and industry data. Professionals with specialised skill and knowledge were used to assist in evaluating the appropriateness of management’s valuation methods and discount rate. Evaluating the fair value of the client relationship intangible for DEK also involved considering historical acquisitions made by the Group and their similarity to the DEK acquisition in nature, to determine whether they should be included in the analysis prepared by management in calculating the provisional fair value to apply to the client relationship intangible asset acquired.

/s/ PricewaterhouseCoopers LLP
Reading, United Kingdom
September 19, 2023
We have served as the Company’s auditor since 2022.

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors Endava plc
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheet of Endava plc and subsidiaries (the Company) as of June 30, 2022, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the two‑year period ended June 30, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022, and the results of its operations and its cash flows for each of the years in the two‑year period ended June 30, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

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

/s/ KPMG LLP

We served as the Company’s auditor from 2016 to 2022.

London, United Kingdom

October 31, 2022

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the years ended 30 June 2023, 2022 and 2021

	Note	2023 £'000	2022 £'000	2021 £'000
Revenue	5	794,733	654,757	446,298
Cost of sales
Direct cost of sales		(505,679)	(414,411)	(271,707)
Allocated cost of sales		(24,977)	(22,415)	(20,412)
Total cost of sales		(530,656)	(436,826)	(292,119)
Gross profit		264,077	217,931	154,179
Selling, general and administrative expenses		(150,300)	(121,808)	(90,623)
Net impairment losses on financial assets	19	(932)	(739)	(4)
Operating profit	6	112,845	95,384	63,552
Finance expense	9	(14,826)	(3,142)	(9,305)
Finance income	10	16,144	10,137	121
Net finance income/(expense)		1,318	6,995	(9,184)
Profit before tax		114,163	102,379	54,368
Tax on profit on ordinary activities	11	(20,000)	(19,286)	(10,918)
Profit for the year and profit attributable to the equity holders of the Company		94,163	83,093	43,450
Other comprehensive (expense)/income
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		(9,999)	6,580	(9,782)
Total comprehensive income for the year attributable to the equity holders of the Company		84,164	89,673	33,668
Earnings per share (EPS):	13
Basic EPS		£1.64	£1.48	£0.79
Diluted EPS		£1.62	£1.43	£0.76
Weighted average number of shares outstanding - basic		57,314,839	56,272,036	55,220,298
Weighted average number of shares outstanding - diluted		58,082,388	58,018,200	57,050,613
There is no tax impact of the amounts recognised through other comprehensive income.

The notes hereto form an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEET
As of 30 June 2023 and 2022

	Note	2023 £'000	2022 £'000
Assets - Non-current
Goodwill	14	240,818	145,916
Intangible assets	16	66,216	56,189
Property, plant and equipment	17	25,940	21,260
Lease right-of-use assets	23	65,084	50,818
Deferred tax assets	12	20,156	17,218
Financial assets and other receivables	19, 23	5,242	2,276
Total		423,456	293,677
Assets - Current
Trade and other receivables	19	177,866	162,671
Corporation tax receivable		4,042	2,309
Financial assets	23	56	392
Cash and cash equivalents		164,703	162,806
Total		346,667	328,178
Total assets		770,123	621,855
Liabilities - Current
Lease liabilities	23	14,573	11,898
Trade and other payables	20	91,159	98,252
Corporation tax payable		5,940	3,477
Contingent consideration	15	7,650	4,183
Deferred consideration	15	1,267	10,604
Total		120,589	128,414
Liabilities - Non-current
Lease liabilities	23	54,441	43,999
Deferred tax liabilities	12	14,623	10,826
Contingent consideration	15	3,809	4,331
Deferred consideration	15	4,837	1,062
Other liabilities		516	500
Total		78,226	60,718
Equity
Share capital	24	1,155	1,135
Share premium	27	14,625	9,152
Merger relief reserve	27	42,805	30,003
Retained earnings		522,926	398,102
Other reserves	27	(10,176)	(5,514)
Investment in own shares		(27)	(155)
Total		571,308	432,723
Total liabilities and equity		770,123	621,855
The notes hereto form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the years ended 30 June 2023, 2022 and 2021

	Share capital £’000	Share premium £’000	Merger relief reserve £’000	Investment in own shares £’000	Retained earnings £’000	Capital redemption reserve £’000	Other reserves £’000	Foreign exchange translation reserve £’000	Total £’000
Balance at 30 June 2020	1,099	221	25,527	(1,341)	210,409	161	—	(3,978)	232,098
Equity-settled share-based payment transactions - net of tax	—	—	—	—	25,977	—	—	—	25,977
Issuance of shares related to acquisitions	1	—	4,476	—	—	—	—	—	4,477
Exercise of options	14	26	—	1,186	(1,186)	—	—	—	40
Hyperinflation adjustment	—	—	—	—	189	—	—	—	189
Transaction with owners	15	26	4,476	1,186	24,980	—	—	—	30,683
Profit for the year	—	—	—	—	43,450	—	—	—	43,450
Other comprehensive expense	—	—	—	—	—	—	—	(9,782)	(9,782)
Total comprehensive income for the year	—	—	—	—	43,450	—	—	(9,782)	33,668
Balance at 30 June 2021	1,114	247	30,003	(155)	278,839	161	—	(13,760)	296,449
Equity-settled share-based payment transactions - net of tax	—	—	—	—	35,737	—	—	—	35,737
Issuance of shares related to acquisitions	—	—	—	—	—	—	1,505	—	1,505
Exercise of options	21	8,905	—	—	—	—	—	—	8,926
Hyperinflation adjustment	—	—	—	—	433	—	—	—	433
Transaction with owners	21	8,905	—	—	36,170	—	1,505	—	46,601
Profit for the year	—	—	—	—	83,093	—	—	—	83,093
Other comprehensive income	—	—	—	—	—	—	—	6,580	6,580
Total comprehensive income for the year	—	—	—	—	83,093	—		6,580	89,673
Balance at 30 June 2022	1,135	9,152	30,003	(155)	398,102	161	1,505	(7,180)	432,723
Equity-settled share-based payment transactions - net of tax	—	—	—	—	29,418	—	—	—	29,418
Issuance of shares related to acquisitions	4	—	12,802	—	—	—	5,337	—	18,143
Exercise of options	16	5,473	—	128	(39)	—	—	—	5,578
Hyperinflation adjustment	—	—	—	—	1,282	—	—	—	1,282
Transaction with owners	20	5,473	12,802	128	30,661	—	5,337	—	54,421
Profit for the year	—	—	—	—	94,163	—	—	—	94,163
Other comprehensive expense	—	—	—	—	—	—	—	(9,999)	(9,999)
Total comprehensive income for the year	—	—	—	—	94,163	—		(9,999)	84,164
Balance at 30 June 2023	1,155	14,625	42,805	(27)	522,926	161	6,842	(17,179)	571,308
The notes hereto form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
For the years ended 30 June 2023, 2022 and 2021

	Note	2023 £’000	2022 £’000	2021 £’000
Operating activities
Profit for the year		£94,163	£83,093	£43,450
Income tax charge		20,000	19,286	10,918
Non-cash adjustments	28	49,165	53,799	54,850
Tax paid		(22,737)	(14,033)	(3,120)
UK research and development credit received		—	344	2,930
Net changes in working capital	28	(16,073)	(21,770)	(21,360)
Net cash from operating activities		124,518	120,719	87,668
Investing activities
Purchase of non-current assets (tangibles and intangibles)		(13,674)	(13,967)	(5,429)
Proceeds from disposal of non-current assets		187	272	193
Payment for acquisition of subsidiary, net of cash acquired		(79,691)	(10,364)	(101,258)
Other acquisition related settlements	28	(21,179)	—	—
Interest received		3,506	184	84
Net cash used in investing activities		(110,851)	(23,875)	(106,410)
Financing activities
Proceeds from sublease		439	560	565
Repayment of lease liabilities		(13,488)	(13,805)	(11,828)
Grant received		494	139	228
Interest and debt financing costs paid		(4,011)	(885)	(911)
Proceeds from exercise of options		5,568	8,913	26
Net cash used in financing activities		(10,998)	(5,078)	(11,920)
Net change in cash and cash equivalents		2,669	91,766	(30,662)
Cash and cash equivalents at the beginning of the year		162,806	69,884	101,327
Net foreign exchange differences		(772)	1,156	(781)
Cash and cash equivalents at the end of the year		£164,703	£162,806	£69,884

The notes hereto form an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.General Information
Reporting Entity
Endava plc (the “Company” and, together with its subsidiaries, the “Group” and each a “Group Entity”) is domiciled in London, United Kingdom. The address of the Company’s registered office is 125 Old Broad Street, London, EC2N 1AR. The Group’s expertise spans the entire ideation-to-production spectrum, creating value for our clients through creation of Product and Technology Strategies and Intelligent Digital Experiences, delivered via world-class engineering and through our broad technical capabilities.
These consolidated financial statements do not constitute the Company's statutory accounts for the years ended 30 June 2023, 2022 or 2021.
2.Application Of New and Revised International Financial Reporting Standards (“IFRS”)
The adoption of the following IFRS amendments did not have a material effect on the Group’s consolidated financial statements and related disclosures for the fiscal year ended 30 June 2023.
Effective for annual periods beginning on or after January 2022:
•Amendments to Annual Improvements to IFRS Standards 2018-2020
•Amendments to IFRS 3: Business Combinations
•Amendments to IAS 16: Property, Plant and Equipment
•Amendments to IAS 37: Provisions, Contingent Liabilities and Contingent Assets
•Amendments to IAS 12: Income taxes - International Tax Reform—Pillar Two Model Rules
The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.
New and amended accounting standards that have been issued but are not yet effective
    The following new or amended standards and interpretations are applicable in future periods but are not expected to have a material impact on the Group’s consolidated financial statements and related disclosures.
Effective for annual periods beginning on or after January 2023:
•IFRS 17 - Insurance Contracts
•Amendments to IFRS 17: Insurance contracts: Initial Application of IFRS 17 and IFRS 9 - Comparative Information
•Amendments to IAS 1: Presentation of Financial Statements: Classification of Liabilities as Current or Non-current
•Amendments to IAS 1: Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies
•Amendments to IAS 8: Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates
•Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction
Effective for annual periods beginning on or after January 2024:
•Amendment to IFRS 16: Subsequent measurement requirements for sale and leaseback transactions

3.Significant Accounting Policies
A.Statement of Compliance
The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The consolidated financial statements were authorised for issue by the Board on 19 September 2023.
B.Basis of Preparation
The consolidated financial statements have been prepared on a historical cost basis, except where IFRS requires or permits fair value measurement.
The principal accounting policies adopted by the Group in the preparation of the consolidated financial statements are set out below.
C. Functional and Presentation Currency
The consolidated financial statements are presented in British Pound Sterling (“Sterling”), which is the Company’s functional currency. All financial information presented in Sterling has been rounded to the nearest thousand, except when otherwise indicated. The functional currency of the Group's subsidiaries is typically the currency of the country in which they are domiciled.
D. Use of Estimates and Judgments
The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts for assets, liabilities, income and expenses. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.
The key areas involving estimates and judgments that have the most significant effect on the amounts recognised in the consolidated financial statements, are as follows:
Business Combinations
Business combinations are accounted for using the acquisition method. The results of businesses acquired in a business combination are included in our consolidated financial statements from the date of the acquisition. The acquisition method requires the assets and the liabilities to be recorded at their fair value on the acquisition date. Any excess consideration over the fair value of assets acquired and liabilities assumed is recognised as goodwill.
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
There is no complexity in identifying the different categories of intangible assets. We acquire businesses with similar profiles to the Group and the identifiable intangible assets are related to client relationships.
Management applied significant judgement in estimating the fair value of the Lexicon and Mudbath client relationship intangible assets acquired, which required developing assumptions with respect to the timing and amounts of customer attrition rates and discount rates.
For Lexicon, varying the customer attrition assumption by plus or minus 5% produces a spread of client relationship values that range by £0.4 million, and varying the discount factor by plus or minus 2.5% produces a spread of client relationship values that range by £1.9 million. For Mudbath, varying the client attrition assumption by plus or minus 5% produces a spread of client relationship values that range by £0.2 million, and varying the discount factor by plus or minus 2.5% produces a spread of client relationship values that range by £0.9 million. We note the ranges quoted above are not material, and management believes that reasonably possible changes to the inputs would not vary to the extent quoted above.
As the acquisition accounting for DEK is provisional as at the balance sheet date, management estimated the fair value of the client relationships by applying an assumed client relationship fair value as a proportion of the total consideration transferred based on comparable historical acquisitions. Management applied judgement in determining the appropriate valuation method and assessing the comparability of historical acquisitions. Varying the historic benchmark of client relationship value as a proportion of consideration transferred by plus or minus 5% produces a spread of client relationship values that range by £5.7 million. Management expects to update the DEK client relationship fair value using a more detailed assessment as part of our normal process of finalising the acquisition accounting within the measurement period.
Further detailed information in relation to business combinations is included in note 15 to the financial statements.
The Group considers there to be no critical accounting judgments in the consolidated financial statements.
E. Going Concern
In accordance with IAS 1 ‘Presentation of financial statements’, and revised FRC (“Financial Reporting Council “) guidance on ‘risk management, internal control and related financial and business reporting’, the Directors have considered the funding and liquidity position of the Group and have assessed the Group’s ability to continue as a going concern for the foreseeable future. In doing so, the Directors have reviewed the Group’s budget and forecasts, and have taken into account all available information about the future for a period of at least, but not limited to, 12 months from the date of approval of these consolidated financial statements.

The Group meets its day-to-day working capital requirements and medium-term funding requirements through its trading cash flows. At 30 June 2023, the Group had net assets of £571.3 million and net current assets of £226.1 million, of which £164.7 million was cash and cash equivalents. In addition, the Group has a currently unused revolving credit facility (RCF) of £350.0 million.

The Directors have considered the business activities and the Group’s principal risks and uncertainties in the context of the current operating environment. This includes the associated risks with doing business in an environment with inflationary pressures and risk of recession increasing in certain markets. The Directors have reviewed liquidity and modelled cash flow projections to produce a baseline forecast scenario.

The Directors have also considered sensitivities in respect of potential downside scenarios over and above the baseline scenario, and the mitigating actions available in concluding that the Group is able to continue in operation for a period of at least 12 months from the date of approval of these consolidated financial statements. The specific scenarios modelled include a downside scenario with a recession weakening the demand from July 2023 leading to a sequential revenue decline for three quarters, and a severe but plausible downside scenario with a more significant recession impact leading to a severe impact on sequential revenue growth for five quarters, followed by a gradual recovery.

In the downside scenario, revenue over the forecast period is 23% lower than the baseline scenario and no mitigating actions over costs are taken by management. The closing cash balance at the end of the forecast period is £87.0 million lower than the baseline scenario, but remains positive throughout the forecast period, and no draw-down from the RCF would be required.

In the severe but plausible downside scenario, revenue over the forecast period is 32% lower than the baseline scenario, and no cost mitigation measures are taken by management. The closing cash balance at the end of the forecast period is £146.0 million lower than the baseline scenario, but remains positive throughout the forecast period, and no draw-down from the RCF would be required.

Throughout each of the scenarios considered, the Group’s cash position continues to remain strong throughout the forecast period. As noted above, the Group has an unused RCF of £350.0 million, funded by a group of banks. On the basis of the Group’s existing cash reserves and projections, the Directors do not expect to draw down on the RCF in the foreseeable future, even in the most severe scenario considered.

As a result, given the strength of the underlying business performance, the level of cash in the business, and ability to manage the cost base as required, the Directors support the continued going concern assumption. The Directors remain vigilant and ready to implement mitigation action in the event of a downturn in demand or an impact on operations.

The Directors are also not aware of any significant matters that are likely to occur outside the going concern period that could reasonably possibly impact the going concern conclusion. Having considered the outcome of these assessments, the Directors consider that the Group has adequate resources to continue in operation for the foreseeable future, being at least 12 months from the date of approval of these consolidated financial statements, and accordingly continue to adopt the going concern basis in preparing the consolidated financial statements.

F. Basis of Consolidation
The consolidated financial statements incorporate the financial statements of the Group and entities controlled by the Group made up to 30 June each year.
(i)    Business combinations
Business combinations are accounted for using the acquisition method. The results of businesses acquired in a business combination are included in the consolidated financial statements from the date of the acquisition. Purchase accounting results in assets and liabilities of an acquired business being recorded at their estimated fair values on the acquisition date. Any excess consideration over the fair value of assets acquired and liabilities assumed is recognised as goodwill.
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
Any contingent and deferred consideration payable are measured at fair value at the acquisition date. If the contingent consideration is classified as equity, it is not re-measured and settlement is accounted for within equity. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the 'measurement period' (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date. Otherwise, subsequent changes in the fair value of deferred and contingent consideration payable are recognised in the statement of comprehensive income within finance expense or finance income.
Transaction costs associated with business combinations are expensed as incurred and are included in selling, general and administrative expenses.
(ii)    Subsidiaries
Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.
(iii)    Transactions eliminated on consolidation
All transactions and balances between Group Entities are eliminated on consolidation.
G. Foreign Currency
(i)    Foreign currency balances and transactions
Foreign currency transactions are translated into the functional currency of the applicable Group Entity, using the exchange rates prevailing at the dates of the transactions (spot exchange rate). Foreign exchange gains and losses resulting from the settlement of such transactions and from the re-measurement of monetary items denominated in foreign currency at period-end exchange rates are recognised in the statement of comprehensive income. Non-

monetary items are not retranslated at period-end and are measured at historical cost (translated using the exchange rates at the transaction date), except for non-monetary items measured at fair value which are translated using the exchange rates at the date when fair value was determined.
(ii)    Foreign operations
In the consolidated financial statements, all assets, liabilities and transactions of Group Entities with a functional currency other than Sterling are translated into Sterling upon consolidation. The functional currency of the entities in the Group has remained unchanged during the reporting period.
On consolidation, assets and liabilities have been translated into Sterling at the closing rate at the reporting date. Goodwill and fair value adjustments arising on the acquisition of a foreign entity have been treated as assets and liabilities of the foreign entity and translated into Sterling at the closing rate. Income and expenses have been translated into Sterling at the average rate over the reporting period. Exchange differences are charged/credited to other comprehensive income and recognised in the currency translation reserve in equity. On disposal of a foreign operation, the related cumulative translation differences recognised in equity are reclassified to the statement of comprehensive income and are recognised as part of the gain or loss on disposal.
Accounting standards are applied on the assumption that the value of money (the unit of measurement) is constant over time. However, when the rate of inflation is no longer negligible, a number of issues arise impacting the true and fair nature of the accounts of entities that prepare their financial statements on a historical cost basis. To address such issues, entities apply IAS 29 Financial Reporting in Hyperinflationary Economies from the beginning of the period in which the existence of hyperinflation is identified. Argentina was considered to be a hyperinflationary economy since July 1, 2018. The Group has recognised the effects of hyperinflation in its consolidated financial statements in every subsequent period.
H. Financial Instruments
A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.
(i)    Financial Assets
Initial recognition and measurement
Financial assets are classified, at initial recognition, and subsequently measured at amortised cost, as fair value through other comprehensive income (OCI), or fair value through profit or loss.
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
• The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and
• The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding
Financial assets at amortised cost are subsequently measured using the effective interest rate (EIR) method and are subject to impairment. Gains and losses are recognised in profit or loss when the asset is derecognised, modified or impaired. The Group’s financial assets at amortised cost includes cash and cash equivalents, trade and other receivables, and finance lease receivables.
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
The Group does not have financial assets at fair value through profit or loss or fair value through other comprehensive income.
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
The Group’s financial liabilities include trade and other payables and loans and borrowings.
Subsequent measurement
The measurement of financial liabilities depends on their classification, as described below:
Financial liabilities at fair value through profit or loss
Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied. Changes in the fair value of financial liabilities at fair value through profit or loss are recognised within finance income/finance expense in the consolidated statement of comprehensive income.
Loans and borrowings
After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the EIR method. Gains and losses are recognised in profit or loss when the liabilities are derecognised as well as through the EIR amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included as finance expense in the statement of comprehensive income. This category applies to the Group’s interest-bearing loans and borrowings.
iii) Offsetting of financial instruments
Financial assets and financial liabilities are offset and the net amount is reported in the consolidated balance sheet if there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, to realise the assets and settle the liabilities simultaneously.
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
I. Property, Plant and Equipment
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
Leasehold improvement fittings are included in the fixtures and fittings category in Note 17.
J. Intangible Assets and Goodwill
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
If the fair value of the reporting unit is less than book value, the carrying amount of the goodwill is compared to its recoverable amount. The estimate of recoverable amount may require valuations of certain internally generated and unrecognised intangible assets. If the carrying amount of goodwill exceeds the recoverable amount of that goodwill, an impairment loss is recognised in an amount equal to the excess. The Group is one CGU and tests for goodwill impairment on 30 June of each year.
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

Subsequent to initial recognition, internally-generated intangible assets are reported at cost less accumulated amortisation and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.
(iv)    Subsequent expenditure
Subsequent expenditure is only capitalised when it increases the future economic benefits embodied in the specific asset to which is relates. All other expenditure is recognised in the statement of comprehensive income as incurred.
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
K. Lease Agreements
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
The Group as a lessee
    The Group recognises a right-of-use asset and a lease liability at the lease commencement date with respect to all lease arrangements except for short-term leases (leases with a lease term of 12 months or less) and leases of low value assets. For these leases, the lease payments are recognised within selling, general and administrative expenses on a straight-line basis over the term of the lease.
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
    Right-of-use assets are subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property, plant and equipment. In addition, right-of-use assets are adjusted for any remeasurement of lease liabilities. Right-of-use assets are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be fully recoverable.
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
    The Group presents right-of-use assets and lease liabilities as separate line items on the face of the consolidated balance sheet.
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

L. Impairment
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
The cash-generating unit to which goodwill has been allocated (determined by the Group’s management as equivalent to its operating segments) is tested for impairment at least annually. All other individual assets or the cash-generating unit are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset or cash-generating unit’s carrying amount exceeds its recoverable amount, which is the higher of fair value less costs to sell and value-in use. The group has one class of business (the provision of IT services) and is managed on a single consolidated P&L, and therefore, CGU basis.
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
M. Employee Benefits
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
(iv)    Employee share schemes and share based payments
The Group issues equity settled share options to its employees. The payments are measured at fair value at date of grant. The fair value of the share options issued is expensed to the statement of comprehensive income on a straight line basis over the vesting period, based on the Group's estimate of the number of options that will eventually vest, updated at each balance sheet date. For more details on the Group’s share based payments refer to Note 26.
N. Revenue
The Group generates revenue primarily from its single class of business being the provision of IT services. It recognises revenue in accordance with IFRS 15 – “Revenue from Contracts with Customers”:

•The Group accounts for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

•The Group identifies its distinct performance obligations under each contract. A performance obligation is a promise in a contract to transfer a distinct product or service to the customer.

•The transaction price is the amount of consideration to which the Group expects to be entitled in exchange for transferring products or services to a customer. With respect to all types of contracts, revenue is only recognised when the performance obligations are satisfied and the control of the services is transferred to the customer, either over time or at a point in time, at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those services.

•The Group considers the majority of its contracts to have a single performance obligation. In cases in which there are multiple performance obligations in the contract, a separate price allocation is performed based on relative standalone selling prices.

•Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and taxes.

The Group’s services are generally performed under time-and-material based contracts (where materials consist of travel and out-of-pocket expenses) and fixed-price contracts. The vast majority of our contracts are relatively short term in nature and have a single performance obligation.
Under time-and-materials based contracts, the Group charges for services based on daily or hourly rates and generally bills and collects monthly in arrears. The Group applies the practical expedient. Under the practical expedient, if the vendor’s right to consideration from a customer corresponds directly with the value to the customer of the vendor’s performance completed to date, the vendor can recognise revenue at the amount to which the vendor has the right to invoice. Consequently the revenue from time-and-materials contracts is recognised based on the right to invoice for services performed, with the corresponding cost of providing those services reflected as cost of sales when incurred.
Fixed price contracts are predominantly flat rate recurring service arrangements provided evenly over time, where revenue is recognised on a straight-line basis over the period of the service and do not require any judgment.
A small proportion of fixed price contracts contain percentage of completion and milestone contracts recognised over time. Percentage of completion and milestone contract revenue is recognised over time applying the input or output methods depending on the nature of the project and the agreement with the customer. The input method is applied by recognising revenue on the basis of the Group’s efforts to date to the satisfaction of the performance obligation relative to the total expected inputs to the satisfaction of the performance obligation. The output method is applied by recognising revenue on the basis of direct measurements of the value to the customer of the services transferred to date relative to the remaining services promised under the contract, respectively. Each method is applied according to the characteristics of each contract and client. The inputs and outputs are selected based on how faithfully they depict the Group's performance towards complete satisfaction of the performance obligation. These methods are followed where reasonably dependable estimates of revenues and costs can be made. Percentage of completion and milestone contracts generally correspond to short-term contracts that generally do not span more than one accounting period.
The group also enters into a small number of volume-based arrangements where revenue is recognised based upon performance of certain activities (e.g. processing of IT service tickets). Volume-based revenue is recognised over time based on the volume of IT related services provided in the period at the fixed rate per activity.
Variable consideration usually takes the form of volume-based discounts, price concessions or incentives. Determining the estimated amount of such variable consideration involves assumptions and estimation uncertainty that can have an impact on the amount of revenues reported.
From time to time, the Group may enter into arrangements with third-party suppliers to sell services. In such cases, the Group evaluates whether it is the principal (i.e., reports revenues on a gross basis) or the agent (i.e., reports revenues on a net basis). In doing so, the Group first evaluates whether it has control of the service before it is transferred to the customer. If the Group controls the service before it is transferred to the customer, the Group is the principal; if not, the Group is the agent. Determining whether the Group controls the service before it is transferred to the customer may require judgment.
A contract asset is a right to consideration that is conditional upon factors other than the passage of time. Contract assets primarily relate to unbilled amounts on fixed-price contracts. Services performed on or prior to the balance sheet date, but invoiced thereafter, are reflected in accrued income. Contract liabilities, or deferred income, consist of advance payments from clients and billings in excess of revenues recognised. The Group classifies deferred income as current on the consolidated balance sheet and it is recognised as revenue when the services are provided under a contract. These balances are generally short-term in nature and are generally recognised as revenue within one year.
O. Cost of Sales
The Group divides cost of sales into two categories: direct cost of sales and allocated cost of sales. Direct cost of sales consists primarily of personnel costs, including salary, bonuses, share-based compensation, benefits and travel expenses for the Group’s employees directly involved in delivery of the Group’s services, as well as software licenses and other costs that relate directly to the delivery of services. Allocated cost of sales consists of the portion of depreciation and amortisation expense and property costs related to delivery of the Group’s services. The allocation is done based on headcount.
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
The Group has been granted government grants mainly for job creation and training in some European countries where delivery units are located. The grants received are not under complex fulfillment conditions and involve job creation and retention and provision of training services as per the agreements. During the reporting period, the Group received £0.5 million (2022: £0.1 million) from contracted government grants and there were no amounts repaid due to unfulfillment of conditions. The Group considers the risk of any material derecognition of grant income due to unfulfillment of conditions to be remote.
Following IAS 20 presentation options, the Group presents the grant related to income as a deduction from the related expense.
Q. Finance income and finance expense
Finance expense consists primarily of interest expense on borrowings and leases, running costs related to the Company’s revolving credit facility and unwinding of the discount and fair value re-measurements of acquisition deferred and contingent consideration. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognised in the statement of comprehensive income using the effective interest method. Finance income consists of interest income on funds invested and fair value re-measurements of acquisition deferred and contingent consideration. Interest income is recognised as it accrues in the statement of comprehensive income, using the effective interest method.
Finance income and finance expense also reflect the net effect of realised and unrealised foreign currency exchange gains and losses.
R. Income Taxes
Tax expense recognised in the statement of comprehensive income comprises the sum of deferred tax and current tax not recognised in other comprehensive income or directly in equity.
Current income tax assets and/or liabilities comprise those obligations to, or claims from, fiscal authorities relating to the current or prior reporting periods, that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the consolidated financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. Current tax assets and liabilities are offset where the Group has a legally enforceable right to offset and intends to either settle on a net basis, or to realise the asset and settle the liability simultaneously. Current tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.
Amounts receivable in respect of research and development tax credits are recognised within trade and other receivables in the financial statements in the year in which the related expenditure was incurred, provided there is sufficient evidence that these amounts are recoverable. If the research and development tax credits are to be received in a period of over one year from the balance sheet date, they are presented under financial assets and other receivables under non-current assets. These credits, which are credited as an offset to cost of sales, are based on a fixed percentage of the cost of work that is directed and supervised from the United Kingdom, and achieves an advance in technology that was uncertain at the outset of the work. The amounts are recognised within cost of sales in the Group statement of comprehensive income, because they relate to innovations that the Group develops for its contract customers from which the Group earns revenue.
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
Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective periods of realisation, provided they are enacted or substantively enacted by the end of the reporting period. Deferred tax assets are recognised to the extent that it is probable that they will be able to be utilised against future taxable income, based on the Group’s forecast of future operating results which is adjusted for significant non-taxable income and expenses and specific limits to the use of any unused tax loss or credit. Deferred tax assets are not discounted. Deferred tax liabilities are always provided for in full except where deferred tax liabilities are not recognised for temporary differences between the carrying amount and tax bases of investments in foreign operations where the company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.
Deferred tax assets and liabilities are offset only when the Group has a legally enforceable right and intention to set off current tax assets and liabilities from the same taxation authority.
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
Other components of equity include the following:
•Foreign exchange translation reserve comprises foreign currency translation differences arising from the translation of financial statements of the group’s foreign entities into Sterling;
•Capital redemption reserve is created to maintain the statutory capital maintenance requirements of the Companies Act 2006;
•Merger relief reserve represents the fair value of the consideration given in excess of the nominal value of the ordinary shares issued in a business combination;
•Other reserve includes increase in equity related to equity consideration payable for acquisitions for which the shares have not yet been issued; and
•Retained earnings include all current and prior period retained profits and share option reserves.
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

4.Operating Segment Analysis
Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker (“CODM”) in deciding on how to allocate resources and in assessing performance. The Company’s CODM is considered to be the Company’s Chief Executive Officer (“CEO”). The CEO reviews financial information presented on a Group level basis for the purposes of making operating decisions and assessing financial performance. Therefore, the Group has determined that it operates in a single operating and reportable segment.
Geographical Information of Group’s Non-Current Assets

Geographical information about the Group's non-current assets (excluding deferred tax asset) is based on locations where the assets are accumulated:

	2023 £’000	2022 £’000
United Kingdom	£33,412	£33,771
North America	66,621	74,508
Europe	169,271	151,213
RoW (1)	133,996	16,967
Total	£403,300	£276,459
(1) Rest of World (RoW)

5.Revenue
Set out below is the disaggregation of the Group’s revenue from contracts with customers by geographical market, based on where the services are delivered to customers:

	2023 £’000	2022 £’000	2021 £’000
United Kingdom	£309,365	£270,844	£187,045
North America	258,112	228,112	140,085
Europe	182,551	138,005	107,978
RoW	44,705	17,796	11,190
Total	£794,733	£654,757	£446,298
As at 30 June 2023 revenues generated from customers in the United States of America were £257.3 million (30 June 2022: £225.2 million) and they are included in the North American market. This disclosure has been added in the financial statements for the year ended June 30, 2023, including disaggregated figures for the comparative information presented in respect of the year ended June 30, 2022.

The Group’s revenue by industry sector is as follows:

	2023 £’000	2022 £’000	2021 £’000
Payments and Financial Services	£416,007	£331,842	£226,391
TMT	173,927	163,534	121,045
Other	204,799	159,381	98,862
Total	£794,733	£654,757	£446,298
The Group’s revenue by contract type is as follows:

	2023 £’000	2022 £’000	2021 £’000
Time and materials contracts	£646,237	£522,857	£337,084
Fixed price contracts	148,496	131,900	109,214
Total	£794,733	£654,757	£446,298

As at 30 June 2023, the undiscounted aggregate transaction value of revenue that has not been recognised relating to unsatisfied performance obligations was £104.1 million (30 June 2022: £177.0 million). This relates to fixed price contracts with forward contractual commitments. This revenue is expected to be recognised over the following time periods:

	2023 £’000	2022 £'000

Less than 1 year	64,838	121,735
1 to 2 years	17,758	22,656
2 to 3 years	11,823	13,631
More than 3 years	9,682	18,975
Total	£104,101	£176,997
The Company applies a practical expedient and does not disclose the value of unsatisfied performance obligations for contracts for which it recognises revenues at the amount to which it has the right to invoice for services provided.
Revenue recognised in the year ended June 30, 2023 relating to performance obligations that were satisfied, or partially satisfied, in previous years was not material.
6.Operating Profit

	2023 £’000	2022 £’000	2021 £’000
Operating profit is stated after charging/(crediting):
Depreciation of owned property, plant and equipment	8,730	6,634	5,086
Depreciation of right-of-use assets	11,861	10,958	10,449
(Reversal of) / Impairment of right-of-use assets	(131)	214	1,697
Amortisation of intangible assets	12,467	11,163	7,215
Net gain on disposal of non-current assets (tangibles and intangibles)	(45)	(73)	(36)
Net gain on disposal of right-of-use asset	(1)	(187)	(56)
Loss on derecognition of right-of-use assets sub-leased	—	132	—
Research and development tax credit	(5,027)	(2,211)	(2,642)
Government grants	(2,935)	(642)	(503)
Share-based compensation expense	31,058	35,005	24,427
Expected credit loss allowance on trade receivables	932	765	(30)
Expected credit loss allowance on accrued income	—	(26)	34
Operating lease costs:
Land and buildings	1,957	855	788

Operating lease costs for the year ended 30 June 2023 include short-term lease rent (not in scope for IFRS 16), property taxes and other property related costs.
Auditor’s remuneration:
During the year, the Group (including its overseas subsidiaries) obtained the following services from the company’s auditors in respect of each year::

	2023 £’000	2022 £’000	2021 £’000
Audit of the financial statements	£1,467	£1,150	£813
Subsidiary local statutory audits	108	87	87
SOX attestation fees	1,506	1,710	1,470
Total audit fees	3,081	2,947	2,370
Quarterly review fees	260	—	—
Transition fees	180	—	—
Total audit related fees	440	—	—
Tax Fees	377	—	—
All Other Fees	202	—	—
Total auditor’s remuneration	£4,100	£2,947	£2,370
Auditor’s remuneration in respect of the financial year ended June 30, 2022 has been amended to reflect additional fees payable to KPMG in respect of the audit for that financial year.

7.Particulars of Employees (including Directors)

	2023 No.	2022 No.	2021 No.
Average number of staff employed by the group during the year (including directors):
Number of operational staff	10,872	9,492	6,943
Number of administrative staff	1,081	927	744
Number of management staff	8	7	8
Total	11,961	10,426	7,695

	2023 £’000	2022 £’000	2021 £’000
Aggregate payroll costs of the above were:
Wages and salaries	£481,399	£363,879	£252,553
Social security contributions	32,844	23,970	15,810
Pension contributions - defined contribution plan	12,034	9,353	4,944
Share-based compensation expense	31,058	35,005	24,427
Total	£557,335	£432,207	£297,734

8.Key Management Remuneration
The compensation of the members of our Board of Directors was:

	2023 £’000	2022 £’000	2021 £’000

Remuneration paid	£1,338	£1,838	£1,411
Company contributions to pension scheme	72	85	63
Share-based compensation expense	3,755	3,732	2,587
Total	£5,165	£5,655	£4,061

Emoluments of highest paid director:
Remuneration paid	£612	£1,013	£713
Company contributions to pension scheme	48	65	45
Share-based compensation expense	2,135	2,068	1,183
Total	£2,795	£3,146	£1,941
There was one director who was a member of a pension scheme during the year (2022: 1; 2021: 1).
The highest paid director exercised 56,715 options during the year (2022: 47,787, 2021: 36,447) and was granted 53,762 options under a long term incentive plan (2022: 35,795, 2021: 45,360).
The total gains on the exercise of share options by the Directors amounted to £5.6 million (2022: £10.5 million).

9.Finance Expense

	2023 £’000	2022 £’000	2021 £’000
Running costs related to our revolving credit facility	£1,733	£791	£863
Interest payable on leases	1,675	1,126	1,176
Interest payable on leased vehicles	1	2	2
Foreign exchange loss	10,729	—	6,546
Other interest expense	269	381	416
Fair value movement of financial liabilities	419	842	302
Total	£14,826	£3,142	£9,305

10.Finance Income

	2023 £’000	2022 £’000	2021 £’000
Interest income on bank deposits	£3,502	£181	£84
Other interest income	393	7	20
Fair value movement of financial assets	2	7	17
Fair value movement of financial liabilities	12,247	—	—
Foreign exchange gain	—	9,942	—
Total	£16,144	£10,137	£121

11.Tax On Profit On Ordinary Activities
Analysis of charge / (credit) in the year

	2023 £’000	2022 £’000	2021 £’000
U.K. corporation tax based on the results for the year ended 30 June 2023 at 20.5% (2022 : 19%, 2021: 19%)	£8,141	£7,970	£3,628
Overseas tax	16,120	11,859	10,276
Adjustment in respect of prior periods	4,895	751	20
Current Tax	29,156	20,580	13,924
Deferred Tax	(9,156)	(1,294)	(3,006)
Total tax	£20,000	£19,286	£10,918
The blended U.K. Corporation rate throughout the period was 20.5% (2022 : 19%).
An increase in the U.K. corporation rate from 19% to 25% (effective 1 April 2023) was substantively enacted on 24 May 2021. This will increase the Group’s future tax charge accordingly. The deferred tax balance as of 30 June 2023 (and 30 June 2022) has been calculated based on the substantively enacted rates at that date, reflecting the expected timing of reversal of the related temporary differences.

On 20 June 2023, Finance (No.2) Act 2023 was substantively enacted in the United Kingdom, introducing a global minimum effective tax rate of 15%. The legislation implements a domestic top-up tax and a multinational top-up tax, effective for accounting periods starting on or after 31 December 2023. The Group has applied the exception under an amendment to IAS 12 to recognising and disclosing information about deferred tax assets and liabilities related to top-up income taxes.
Reconciliation of the tax rate on group profits

	2023		2022		2021
	£’000	%	£’000	%	£’000	%
Profit on ordinary activities before taxation	£114,163		£102,379		£54,368
Profit on ordinary activities at U.K. statutory rate	23,403	20.5	19,452	19.0	10,330	19.0
Differences in overseas tax rates	(267)	(0.2)	(2,467)	(2.4)	(1,150)	(2.1)
Impact of share-based compensation	1,390	1.2	1,223	1.2	897	1.5
Non taxable fair value movement on financial liabilities	(2,430)	(2.1)	—	—	—	—
Tax incentives and non deductible items	(867)	(0.8)	(1,359)	(1.3)	201	0.4
Adjustments related to prior periods	(354)	(0.3)	(502)	(0.5)	(300)	(0.6)
Tax on unremitted earnings/withholding tax on dividends	1,209	1.1	2,876	2.8	852	1.6
Impact of rate change on deferred tax	(2,084)	(1.8)	63	0.1	88	0.2
Total	£20,000	17.5%	£19,286	18.8%	£10,918	20.1%
The tax incentives and non deductible items of £0.9 million as at 30 June 2023 (30 June 2022: £1.4 million) are mainly related to tax credits and incentives net of certain expenses that are not expected to be tax deductible in any jurisdiction.

Tax on items charged to equity

	2023 £’000	2022 £’000	2021 £’000
Deferred tax - share-based compensation	£3,919	£5,101	£(3,270)
Current tax - share-based compensation	(2,318)	(8,290)	(6,639)
Total charge/ (credit) to equity	£1,601	£(3,189)	£(9,909)
Unremitted Earnings
The aggregate amount of unremitted profits at 30 June 2023 was approximately £158.0 million (2022: £108.0 million). The movement during the year reflects profits made in various territories outside of the United Kingdom and repatriation of such profits through various dividend payments to Endava plc. U.K. legislation relating to company distributions provides for exemption from tax for most repatriated profits. Deferred taxation of £4.0 million has been provided on these profits as at 30 June 2023 (2022: £4.4 million). No deferred tax liability has been provided on £10.1 million of these profits at 30 June 2023 (2022: nil) as the group is able to control the timing of distributions from these subsidiaries and is not expected to distribute these profits in the foreseeable future.
12.Deferred Tax Assets and (Liabilities)
Deferred taxes arising from temporary differences and unused tax losses are summarised as follows:

Deferred tax 2023	At 1 July 2022 £’000	Exchange Adjustments £’000	Credit / (Charge) to Profit and Loss £’000	Acquisition £’000	Charge to Equity £’000	At 30 June 2023 £’000
Accelerated capital allowances	£434	£—	£(465)	£—	£—	£(31)
Tax losses	3,627	(111)	8,995	—	—	12,511
Share-based compensation	9,844	(35)	(1,927)	—	(3,919)	3,963
Intangible assets	(6,008)	191	1,901	(6,455)	—	(10,371)
Other temporary differences	(1,505)	45	652	269	—	(539)
Total	£6,392	£90	£9,156	£(6,186)	£(3,919)	£5,533

Deferred tax 2022	At 1 July 2021 £’000	Exchange Adjustments £’000	Credit / (Charge) to Profit and Loss £’000	Acquisition £’000	Charge to Equity £’000	At 30 June 2022 £’000
Accelerated capital allowances	£595	£—	£(161)	£—	£—	£434
Tax losses	2,987	355	285	—	—	3,627
Share-based compensation	13,143	—	1,802	—	(5,101)	9,844
Intangible assets	(6,824)	(30)	1,136	(290)	—	(6,008)
Other temporary differences	55	208	(1,768)	—	—	(1,505)
Total	£9,956	£533	£1,294	£(290)	£(5,101)	£6,392
Deferred tax assets are recognised to the extent it is probable that taxable profits will be generated against which those assets can be utilised.

After offsetting deferred tax assets and liabilities where appropriate within territories, the net deferred tax comprises:

	2023 £’000	2022 £’000
Deferred tax assets	20,156	17,218
Deferred tax liabilities	(14,623)	(10,826)
Net deferred tax	5,533	6,392

13.Earnings Per Share
Basic earnings per share
Basic EPS is calculated by dividing the profit for the year attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.

	2023 £’000	2022 £’000	2021 £’000
Profit for the year attributable to equity holders of the Company	94,163	83,093	43,450

	2023	2022	2021
Weighted average number of shares outstanding	57,314,839	56,272,036	55,220,298

	2023	2022	2021
Earnings per share - basic (£)	1.64	1.48	0.79
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

	2023 £’000	2022 £’000	2021 £’000
Profit for the year attributable to equity holders of the Company	94,163	83,093	43,450

	2023	2022	2021
Weighted average number of shares outstanding	57,314,839	56,272,036	55,220,298
Diluted by: options in issue and contingent shares	767,549	1,746,164	1,830,315
Weighted average number of shares outstanding (diluted)	58,082,388	58,018,200	57,050,613

	2023	2022	2021
Earnings per share - diluted (£)	1.62	1.43	0.76

Basic and diluted earnings per share calculated above are the same for Class A and B shares as both have the same rights to share in profit for the period.

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorisation of these financial statements that would have an impact over the basic and diluted earnings per share for the reporting period.

14.Goodwill

2023	£’000
Cost
At 1 July 2022	145,916
Acquired through business combinations	102,451
Effect of foreign exchange translations	(7,549)
At 30 June 2023	240,818

2022
Cost
At 1 July 2021	126,142
Acquired through business combinations	12,780
Effect of foreign exchange translations	6,994
At 30 June 2022	145,916

Net book value
At 30 June 2023	240,818
At 30 June 2022	145,916
Goodwill acquired in a business combination is allocated, from the acquisition date, to the CGU that is expected to benefit from synergies of the combination and represents the lowest level within the entity at which the goodwill is monitored for internal reporting purposes. The Group has one Cash Generating Unit (“CGU”) and accordingly goodwill is reported under one CGU.
During the financial year ended 30 June 2023, the Group acquired 100% of Lexicon Digital Pty Ltd and Lexicon Consolidated Holdings Pty Ltd (“Lexicon”) voting rights and obtained control of Lexicon, which resulted in an increase in goodwill of £44.1 million. All goodwill is recorded in Australian Dollars, being the local currency of the acquired company. The Group also completed the acquisition of Mudbath & Co. Pty Ltd (“Mudbath”), acquiring 100% of the voting rights and obtaining control. The transaction resulted in an increase in provisional goodwill of £12.8 million, all recorded in Australian Dollars, being the local currency of the acquired company. During the reporting period, the Group also acquired 100% of the voting rights of DEK Corporation Pty Ltd, DEK Technologies Sweden AB and DEK Vietnam Company Ltd (collectively, “DEK”), obtaining control. The transaction resulted in an increase in provisional goodwill of £45.6 million. The goodwill amount recognised in DEK is recorded in the local currency of the acquired companies, split between Australian Dollars, Swedish Krona and Vietnamese Dong. All goodwill recognised during the reporting period for the three completed acquisitions has been allocated to the Group CGU.
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
For the year ended 30 June 2023, the Board reviewed the value of goodwill based on internal value in use calculations. The key assumptions for these calculations are discount rates and revenue growth rate. The growth rates for the analysed period are based on management’s expectations of the medium-term performance of the business, planned growth in market shares, industry forecasts and growth in the market. These calculations used five-year cash flow projections based on financial budgets approved by management and assumed a 1.5% terminal growth rate thereafter. The discount rate used of 14.9% for the 2023 impairment test (2022: 13.5%, 2021: 9.3%) represents the weighted average cost of capital (“WACC”) of the Group and is a pre-tax rate.
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
The key assumptions used in the assessments for the years ended 30 June 2023, 2022 and 2021 are as follows:

	2023	2022	2021
Revenue growth rate	25%	25%	20%
Discount rate	14.9%	13.5%	9.3%
Terminal growth rate	1.5%	1.5%	1.5%
Management’s impairment assessment for 2023, 2022 and 2021 indicates value in use substantially in excess of the carrying value of goodwill. Management therefore believes that no reasonably possible change in any of the above key assumptions would cause the carrying value of the unit to materially exceed its recoverable amount.
As at 30 June 2023, 2022 and 2021, there were no indicators of impairment that suggested that the carrying amount of the Group’s goodwill is not recoverable.

15.Business combinations
Acquisition of DEK
On 9 June 2023, (the “DEK Acquisition date”), the Group entered into a Share Purchase Agreement (the “DEK Purchase Agreement”) pursuant to which it acquired all the issued and outstanding equity of DEK Corporation Pty Ltd, DEK Technologies Sweden AB and DEK Vietnam Company Ltd (collectively, “DEK”), headquartered in Melbourne, Australia with additional offices in Ho Chi Minh, Vietnam and Stockholm, Sweden. DEK is a multinational firm that develops cutting-edge software solutions across a range of applications, including embedded systems, real-time solutions, telecoms and data communications. DEK’s expertise spans several industry sectors with the most prominent being telecommunications. One of its longstanding clients is one of the world’s largest networking and telecommunication equipment and services companies. Other clients include Australia’s largest telecoms company and a publicly listed artificial intelligence technology company.
The acquisition accounting of the DEK acquisition was considered provisional as at 30 June 2023 pending final conclusion on the fair value of total consideration transferred, fair value of net assets acquired and resulting goodwill.
The consideration includes elements of cash, equity, deferred and contingent consideration. The following table summarises the acquisition date fair values of each major class of consideration transferred:

£’000
Initial cash consideration	44,272
Equity consideration	5,337
Fair value of deferred consideration	2,468
Fair value of contingent consideration	5,071
Total consideration transferred	57,148
Under the DEK Share Purchase Agreement, the Group paid the former equity holders of DEK a cash purchase price of £44.3 million, subject to post closing adjustments on the cash, debt and working capital of DEK. 146,572 Class A shares were issued to the Sellers subject to a lock-up period with a fair value of equity consideration of £5.3 million, using a share price at acquisition date of £36.41. In addition, the Group recognised deferred consideration with a fair value of £2.5 million attributed to a holdback amount, payable within 24 months of acquisition date. The deferred consideration is measured at amortised cost using the effective interest rate method. The fair value at the balance sheet date approximates to its carrying value.
The Group also recognised contingent consideration with a fair value of £5.1 million upon successfully renegotiating a rate card uplift related to one of DEK’s clients. The payout is all or nothing. Management estimated a 95% payout probability of the contingent consideration and 5% probability that the earn-out condition will be missed. Any subsequent revaluations to contingent consideration as a result of changes in such estimations are recognised in the consolidated statement of comprehensive income.
The Company's allocation of the total purchase consideration amongst the net assets acquired is as follows:

£’000
Intangible assets - client relationships	16,459
Property, plant and equipment	354
Right of use assets	4,667
Cash and cash equivalents	10,817
Trade and other receivables	13,006
Corporation tax receivable	368
Lease liabilities	(4,752)
Trade and other payables	(24,550)
Corporation tax payable	(659)
Deferred tax liability	(4,197)
Fair value of net assets acquired	11,513
Other than intangible assets, the fair value approximates the carrying value of the net assets acquired. Management have no doubt over the collectibility of the trade receivables included in the trade and other receivables line above.
As the purchase price allocation was not finalised, management estimated the fair value of the client relationships by applying an assumed client relationship fair value as a proportion of the total consideration transferred based on comparable historical acquisitions.
Deferred tax
The deferred tax liability at acquisition on the client relationship was £4.2 million based on a book base of £16.5 million and a tax base of nil at the date of acquisition.
Goodwill
Goodwill arising from the acquisition has been recognised as follows:

£’000
Consideration transferred	57,148
Fair value of net assets acquired	(11,513)
Goodwill	45,635
The goodwill arising from the acquisition represents the knowledge and experience of the workforce, who are instrumental to securing future revenue growth, the new client relationships anticipated to arise post-acquisition and a proportion of goodwill that is, by its nature, unidentifiable and represents modus operandi of all the assets combined, which generates profits.
Revenue and Profit of DEK from the DEK Acquisition Date to 30 June 2023:

£’000
Revenue	1,703
Profit	371
Management’s estimate of Revenue and Profit of DEK for the reporting period ended 30 June 2023 (had the acquisition occurred at the beginning of the reporting period):

£’000
Revenue	29,030
Profit	3,273
Acquisition related costs:

£’000
Legal and professional fees	895
Acquisition related costs are expensed as incurred and presented under selling, general and administrative expenses.
Acquisition of Mudbath
On 10 May 2023 (the “Mudbath Acquisition date”), the Group entered into a Share Purchase Agreement (the “Mudbath Purchase Agreement”) pursuant to which it acquired all of the issued and outstanding equity of Mudbath & Co. Pty Ltd (“Mudbath”), headquartered in Newcastle, Australia. Mudbath is an Australian-based technology firm specialising in strategy, design and engineering services. Mudbath partners with businesses to build new digital solutions, enhance user experiences and accelerate digital transformation programs across enterprise systems, web and mobile products using their proven agile delivery methodology. Mudbath’s clients span broad industry verticals, including retail, mining (and adjacent activities including rail and tools), health, insurance, banking and travel. Mudbath’s employees are based primarily in Newcastle, Sydney and Melbourne, Australia.
The acquisition accounting of the Mudbath acquisition was considered provisional as at 30 June 2023 pending final conclusion on the fair value of total consideration transferred and resulting goodwill.
The consideration includes elements of cash, equity, deferred and contingent consideration. The following table summarises the acquisition date fair values of each major class of consideration transferred:

£’000
Initial cash consideration	7,361
Equity consideration	2,831
Fair value of deferred consideration	1,084
Fair value of contingent consideration	3,823
Total consideration transferred	15,099
Under the Mudbath Share Purchase Agreement, the Group paid the former equity holders of Mudbath a cash purchase price of £7.4 million, subject to post closing adjustments on the cash, debt and working capital of Mudbath. 70,866 Class A shares were issued to the Sellers subject to a lock-up period with a fair value of equity consideration of £2.8 million, using a share price at acquisition date of £39.94. In addition, the Group recognised deferred consideration with a fair value of £1.1 million attributed to a holdback amount, payable within 18 months of acquisition date. The deferred consideration is measured at amortised cost using the effective interest rate method. The fair value at the balance sheet date approximates to its carrying value.
The Group also recognised contingent consideration with a fair value of £3.8 million upon fulfillment of certain earn-out conditions related to revenue and EBITDA of Mudbath during the earn-out period. Management estimated 70% payout of the contingent consideration using probability-weighted outcomes. The fair value was then determined by applying an appropriate discount rate that embeds the risk included in the projections used in the scenarios. Any subsequent revaluations to contingent consideration as a result of changes in such estimations are recognised in the consolidated statement of comprehensive income. There have been no changes to the payout expectation from acquisition date to reporting date.
Under the Mudbath Purchase Agreement, there are other amounts in the form of restricted share units under the 2018 Equity Incentive Plan, that are payable in future periods based on the continued service of certain Mudbath employees. As all restricted share units are based on continued service provided to the post-combination entity, they have been excluded from consideration and are accounted for as ongoing remuneration under IFRS 2.
The Company's allocation of the total purchase consideration amongst the net assets acquired is as follows:

£’000
Intangible assets - client relationships	2,997
Property, plant and equipment	29
Deferred tax asset	133
Cash and cash equivalents	546
Trade and other receivables	818
Trade and other payables	(1,236)
Corporation tax payable	(55)
Deferred tax liability	(899)
Fair value of net assets acquired	2,333
Other than intangible assets, the fair value approximates the carrying value of the net assets acquired. Management have no doubt over the collectibility of the trade receivables included in the trade and other receivables line above.
Intangible assets subject to valuation include client relationships. The multi period excess earnings method (“MEEM”) was applied to determine the fair value of the client relationship intangible asset. The fair value determined under this approach used customer attrition and discount rates as critical assumptions. The contribution of other tangible and intangible assets to the cash flows were also used as inputs in the fair value determination exercise, but they are not considered to be critical assumptions. The after-tax residual cash flows attributable to existing customers were discounted to a present value.

Deferred tax
The deferred tax liability at acquisition on the client relationship was £0.9 million based on a book base of £3.0 million and a tax base of nil at the date of acquisition.
Goodwill
Goodwill arising from the acquisition has been recognised as follows:

£’000
Consideration transferred	15,099
Fair value of net assets acquired	(2,333)
Goodwill	12,766
The goodwill arising from the acquisition includes elements such as: new client relationships anticipated to arise post-acquisition, an experienced workforce and proportion of it that is, by its very nature, unidentifiable, and represents a modus operandi of all the assets combined, which generate profits.
Revenue and Profit of Mudbath from the Mudbath Acquisition Date to 30 June 2023:

£’000
Revenue	2,019
Profit	297
Management’s estimate of Revenue and Profit of Mudbath for the reporting period ended 30 June 2023 (had the acquisition occurred at the beginning of the reporting period):

£’000
Revenue	10,086
Profit	127
Acquisition related costs:

£’000
Legal and professional fees	277
Acquisition related costs are expensed as incurred and presented under selling, general and administrative expenses.

Acquisition of Lexicon
On 6 October 2022 (the “Lexicon Acquisition date”), the Group entered into a Share Purchase Agreement (the “Lexicon Purchase Agreement”) pursuant to which it acquired all of the issued and outstanding equity of Lexicon Digital Pty Ltd, Lexicon Consolidated Holdings Pty Ltd and Lexicon Vietnam Company Ltd, headquartered in Melbourne, Australia, and all issued and outstanding units in the Lexicon Digital Trust (“Lexicon”). Lexicon is an Australian-based technology consulting, design and engineering firm who partners with clients to build new digital solutions or accelerate digital transformation programs across enterprise systems, products and IoT using an agile delivery methodology. Lexicon’s clients include Australia’s market leaders in the insurance and wealth management sectors and an array of companies in other sectors, including entertainment, retail, agribusiness and automotive.
The acquisition accounting of the Lexicon acquisition was considered final as at 30 June 2023.
The consideration includes elements of cash, equity, deferred and contingent consideration. The following table summarises the acquisition date fair values of each major class of consideration transferred:

£’000
Initial cash consideration	32,025
Equity consideration	9,975
Fair value of deferred consideration	1,416
Fair value of contingent consideration	5,877
Total consideration transferred	49,293
Under the Lexicon Share Purchase Agreement, the Group paid the former equity holders of Lexicon a cash purchase price of £32.0 million, including post closing adjustments on the cash, debt and working capital of Lexicon. 144,926 Class A shares were issued to the Sellers subject to a lock-up period with a fair value of equity consideration of £10.0 million, using a share price at acquisition date of £68.83. In addition, the Group recognised deferred consideration with a fair value of £1.4 million attributed to a holdback amount, payable within 24 months of acquisition date. The deferred consideration is measured at amortised cost using the effective interest rate method. The fair value at the balance sheet date approximates to its carrying value.
The Group also recognised contingent consideration with a fair value of £5.9 million upon fulfillment of certain earn-out conditions related to revenue and EBITDA of Lexicon during the earn-out period. Management estimated 59% payout of the contingent consideration using probability-weighted outcomes. The fair value was then determined by applying an appropriate discount rate that embeds the risk included in the projections used in the scenarios. Any subsequent revaluations to contingent consideration as a result of changes in such estimations are recognised in the consolidated statement of comprehensive income. During the reporting period, management has remeasured the contingent consideration to reflect the most recent estimate of the earn-out payout. This resulted in a gain of £3.3 million recognised in the consolidated statement of comprehensive income for the period, equivalent to 23% payout of the total contingent consideration.
Under the Lexicon Purchase Agreement, there are other amounts in the form of restricted share units under the 2018 Equity Incentive Plan, that are payable in future periods based on the continued service of certain Lexicon employees. As all restricted share units are based on continued service provided to the post-combination entity, they have been excluded from consideration and are accounted for as ongoing remuneration under IFRS 2.
The Company's allocation of the total purchase consideration amongst the net assets acquired is as follows:

£’000
Intangible assets - client relationships	4,530
Property, plant and equipment	51
Right of use assets	299
Deferred tax asset	136
Cash and cash equivalents	1,824
Trade and other receivables	2,098
Lease liabilities	(319)
Trade and other payables	(1,192)
Corporation tax payable	(825)
Deferred tax liability	(1,359)
Fair value of net assets acquired	5,243
Other than intangible assets, the fair value approximates the carrying value of the net assets acquired. Management have no doubt over the collectibility of the trade receivables included in the trade and other receivables line above.
Intangible assets subject to valuation include client relationships. The multi period excess earnings method (“MEEM”) was applied to determine the fair value of the client relationship intangible asset. The fair value determined under this approach used customer attrition and discount rates as critical assumptions. The contribution of other tangible and intangible assets to the cash flows were also used as inputs in the fair value determination exercise, but they are not considered to be critical assumptions. The after-tax residual cash flows attributable to existing customers were discounted to a present value.

Deferred tax
The deferred tax liability at acquisition on the client relationship was £1.4 million based on a book base of £4.5 million and a tax base of nil at the date of acquisition.
Goodwill
Goodwill arising from the acquisition has been recognised as follows:

£’000
Consideration transferred	49,293
Fair value of net assets acquired	(5,243)
Goodwill	44,050
The goodwill arising from the acquisition represents the knowledge and experience of the workforce, who are instrumental to securing future revenue growth, the new client relationships anticipated to arise post-acquisition and a proportion of goodwill that is, by its nature, unidentifiable and represents modus operandi of all the assets combined, which generates profits.
Revenue and Profit of Lexicon from the Lexicon Acquisition Date to 30 June 2023:

£’000
Revenue	11,867
Profit	605
Management’s estimate of Revenue and Profit of Lexicon for the reporting period ended 30 June 2023 (had the acquisition occurred at the beginning of the reporting period):

£’000
Revenue	16,269
Profit	1,061
Acquisition related costs:

£’000
Legal and professional fees	770
Acquisition related costs are expensed as incurred and presented under selling, general and administrative expenses.

Acquisition of Business Agility Consulting
On 8 February 2022 (the “BAC Acquisition date”), the Group entered into a Share Purchase Agreement (the “BAC Purchase Agreement”) pursuant to which the Group acquired all of the issued and outstanding equity of Business Agility Consulting (“BAC”). BAC is a U.K.-based insurance software implementation specialist. The combination of BAC’s modern insurance platform expertise, combined with Endava’s broader technology capabilities and scale, creates a compelling proposition which is well placed to capture transformation opportunities.
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
Under the BAC Purchase Agreement the Group paid the former equity holder of BAC a cash purchase price of £5.4 million. 15,874 Class A shares are to be issued to the Seller subject to a lock-up period with a fair value of equity consideration of £1.5 million, using a share price at acquisition date of £94.80. In addition, the Group recognised a fair value of £1.2 million deferred consideration attributed to a holdback amount, payable within 20 months of the acquisition date, out of which £0.2 million has been settled by the end of the year ended 30 June 2022 and no additional deferred consideration was settled in the year ended 30 June 2023. The deferred consideration is measured at amortised cost using the effective interest rate method. The fair value at the balance sheet date approximates to its carrying value.
The Group also recognised contingent consideration with a fair value of £6.9 million upon the fulfillment of certain earn-out conditions related to revenue and EBITDA of BAC during the earn-out period. Management estimated 95% payout of the contingent consideration in determining its fair value. The fair value was determined by applying an appropriate discount rate to the contingent consideration payouts based on projected levels of revenue and EBITDA. The discount rate used embeds the fulfilment risk included projections. Any subsequent revaluations to contingent consideration as a result of changes in such estimations are recognised in the consolidated statement of comprehensive income. During the reporting period, management has remeasured the contingent consideration to reflect the most recent estimate of the earn-out payout. This resulted in a gain of £7.3 million, including discount unwind, recognised in the consolidated statement of comprehensive income for the period, equivalent to a payout of nil of the total contingent consideration.
Under the BAC Purchase Agreement, there are other amounts that are payable in future periods based on the continued service of certain BAC employees. £1.5 million worth of restricted share units under the 2018 Equity Incentive Plan were granted on completion of the acquisition, which vest over either a 4-year or 3-year period and are all subject to continued employment. A portion of the overall restricted share units is also subject to achievement of specific revenue and EBITDA goals over the earn-out period. As all restricted share units are based on continued service provided to the post-combination entity, they have been excluded from consideration and are accounted for as ongoing remuneration under IFRS 2.
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
Other than intangible assets, the fair value approximates the carrying value of the net assets acquired. Management have no doubt over the collectibility of the trade receivables included in the trade and other receivables line above.
Intangible assets subject to valuation include client relationships. The multi period excess earnings method (“MEEM”) was applied to determine the fair value of the client relationship intangible asset. The fair value determined under this approach is a function of the following: (1) future revenues expected to be generated by these assets and the profitability of these assets; (2) identification of the contribution of other tangible and intangible assets to the cash flows of these assets to apply an appropriate capital charge against the cash flows; and (3) determination of the appropriate risk-adjusted discount rate to calculate the present value of the stream of anticipated cash flows. An estimate was made by the Group regarding the amount of future revenues that could be attributed to BAC’s clients that existed as of the acquisition date. This revenue projection was based on management’s expectation of future revenue streams. As the estimate of fair value for the customer related asset is based on MEEM, consideration was given to contributions to earnings from “contributory assets” other than client relationships, in order to isolate the cash flows attributable to the customer related asset inclusive of other assets. The after-tax residual cash flows attributable to existing customers were discounted to a present value.
Deferred tax
The deferred tax liability at acquisition on the client relationship was £0.3 million based on a book base of £1.2 million and a tax base of nil at the date of acquisition.
Goodwill
Goodwill arising from the acquisition has been recognised as follows:

£’000
Consideration transferred	15,031
Fair value of net assets acquired	(2,251)
Goodwill	12,780
The goodwill arising from the acquisition represents the knowledge and experience of the workforce, who are instrumental to securing future revenue growth, the new client relationships anticipated to arise post-acquisition and synergies achievable by combining BAC’s expertise in the insurance field with Endava’s broader software engineering experience and market presence. There is no goodwill amount that is expected to be deductible for tax purposes.
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
Under the Levvel Purchase Agreement the Group paid the former equity holders of Levvel a cash purchase price of £39.4 million and placed £2.2 million in an Escrow account for the settlement of a U.S. Paycheck Protection Program (“PPP”) loan. In addition, the Company also recognised a fair value of £1.7 million of deferred consideration attributed to a holdback amount payable within 18 months of the acquisition date and a fair value of £2.9 million of consideration contingent upon the fulfillment of certain earn-out conditions related to revenue and EBITDA of Levvel during the earn-out period. The contingent consideration was settled in full during fiscal year 2022. The deferred consideration was settled in full during fiscal year 2023.
Under the Levvel Purchase Agreement, there are other amounts that are payable in future periods based on the continued service of certain employees of Levvel. £8.3 million worth of restricted share units under the 2018 Equity Incentive Plan were granted on completion of the acquisition, which vest over either a 4-year or 3-year period and are all subject to continued employment. A portion of the overall restricted share units is also subject to achievement of specific revenue and EBITDA goals over the earn-out period. As all restricted share units are based on continued

service provided to the post-combination entity, they have been excluded from consideration and are accounted for as ongoing remuneration under IFRS 2.
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
The adjustments presented above have been accounted for in the year ended 30 June 2022.
Other than intangible assets, the fair value approximates the carrying value of the net assets acquired. Management have no doubt over the collectibility of the trade receivables included in the trade and other receivables line above.
The MEEM was applied to determine the fair value of client relationship intangible asset. The fair value determined under this approach assumes a stream of cash flows generated from the relationships with customers and takes into account contributory asset charges (e.g. for the tangible assets, working capital and the workforce). An estimate was made by the Group regarding the amount of future revenues that could be attributed to Levvel’s clients that existed as of the acquisition date. This revenue projection was based on management’s expectation of future revenue streams. As the estimate of fair value for the customer related asset is based on MEEM, consideration was given to contributions to earnings from “contributory assets” other than client relationships, in order to isolate the cash flows attributable to the customer related asset inclusive of other assets. The after-tax residual cash flows attributable to existing customers were discounted to a present value.
Goodwill
Goodwill arising from the acquisition has been recognised as follows:

	Provisional £’000	Adjustments £'000	Final £'000
Consideration transferred	46,229	—	46,229
Fair value of net assets acquired	(21,172)	2,096	(19,076)
Goodwill	25,057	2,096	27,153
The adjustments presented above have been accounted for in the year ended 30 June 2022.
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
The adjustments presented above have been accounted for in the year ended 30 June 2022.
Under the Five Purchase Agreement the Group paid the former equity holders of Five a cash purchase price of £16.1 million. In addition, the Company issued 72,193 Class A ordinary shares in the form of ADSs to the sellers as part of the purchase price, with a fair value of £4.5 million using a share price at acquisition date of £62.02. The Company also recognised fair value of £2.7 million of deferred consideration attributed to a holdback amount payable within 24 months of the acquisition date and a fair value of £1.7 million of consideration contingent upon the fulfillment of certain earn-out conditions related to Revenue and EBITDA of Five during the earn-out period. The contingent consideration was settled in full during fiscal year 2022. The deferred consideration was settled in full during fiscal year 2023.
Under the Purchase Agreement, there are other amounts that are payable in future periods based on the continued service of certain employees of Five. £4.7 million worth of restricted share units under the 2018 Equity Incentive Plan were granted on completion of the acquisition, which vest over either a 4-year or 3-year period and are all subject to continued employment. A portion of the overall restricted share units is also subject to achievement of specific revenue and EBITDA goals over the earn-out period. As all restricted share units are based on continued

service provided to the post-combination entity, they have been excluded from consideration and are accounted for as ongoing remuneration under IFRS 2.
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
The adjustments presented above have been accounted for in the year ended 30 June 2022.
Other than intangible assets, the fair value approximates the carrying value of the net assets acquired. Management have no doubt over the collectibility of the trade receivables included in the trade and other receivables line above.
The MEEM was applied to determine the fair value of client relationship intangible asset. The fair value determined under this approach assumes a stream of cash flows generated from the relationships with customers and takes into account contributory asset charges (e.g. for the tangible assets, working capital and the workforce). An estimate was made by the Group regarding the amount of future revenues that could be attributed to Five’s clients that existed as of the acquisition date. This revenue projection was based on management’s expectation of future revenue streams. As the estimate of fair value for the customer related asset is based on MEEM, consideration was given to contributions to earnings from “contributory assets” other than client relationships, in order to isolate the cash flows attributable to the customer related asset inclusive of other assets. The after-tax residual cash flows attributable to existing customers were discounted to a present value.
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
The adjustments presented above have been accounted for in the year ended 30 June 2022.
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
Under the CDS Purchase Agreement, the Group paid the former equity holders of CDS a cash purchase price of £48.6 million. In addition, the Group recognised fair value of £5.0 million of deferred consideration attributed to a holdback amount payable within 24 months of the acquisition date and £0.2 million of contingent consideration. The contingent consideration was settled in full during fiscal year 2021. The deferred consideration was partially settled during fiscal year 2023, resulting in a payment of £3.5 million and a gain of £1.6 million recognised in the consolidated statement of comprehensive income for the period.
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
Other than intangible assets, the fair value approximates the carrying value of the net assets acquired. Management have no doubt over the collectibility of the trade receivables included in the trade and other receivables line above.
Intangible assets subject to valuation include client relationships. The multi period excess earnings method (“MEEM”) was applied to determine the fair value of the client relationship intangible asset. The fair value determined under this approach is a function of the following: (1) future revenues expected to be generated by these assets and the profitability of these assets; (2) identification of the contribution of other tangible and intangible assets to the cash flows of these assets to apply an appropriate capital charge against the cash flows; and (3) determination of the appropriate risk-adjusted discount rate to calculate the present value of the stream of anticipated cash flows. Management classified the customers into lower risk and higher risk buckets based on the exposure to different sectors and valued the buckets separately using different assumptions around attrition and discount rates. An estimate was made by the Group regarding the amount of future revenues that could be attributed to CDS’s clients that existed as of the acquisition date. This revenue projection was based on recurring revenue from existing customers prior to any customer attrition. As the estimate of fair value for the customer related asset is based on MEEM, consideration was given to contributions to earnings from “contributory assets” other than client relationships, in order to isolate the cash flows attributable to the customer related asset inclusive of other assets. The after-tax residual cash flows attributable to existing customers were adjusted for attrition and discounted to a present value.
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
Management’s estimate of Revenue and Profit of CDS for the reporting period ended 30 June 2021 (had the acquisition occurred at the beginning of the reporting period):

£’000
Revenue	30,852
Profit	2,507
Acquisition Related Costs:

£’000
Legal and professional fees	1,550
Acquisition related costs are expensed as incurred and presented under selling, general and administrative expenses.

16.Intangible Assets

2023	Client relationship £’000	Software and licences £’000	Non-Compete Agreement £’000	Supplier relationships £’000	Software - own work capitalised £’000	Total £’000
Cost
At 1 July 2022	£87,273	£798	£146	£120	£1,162	£89,499
Additions	—	5	—	—	—	5
On acquisition of subsidiary	23,985	—	—	—	—	23,985
Disposals	—	(142)	(140)	—	—	(282)
Effect of foreign exchange translations	(2,342)	(4)	(6)	—	(1)	(2,353)
At 30 June 2023	£108,916	£657	£—	£120	£1,161	£110,854

Amortisation
At 1 July 2022	£31,430	£740	£146	£64	£930	£33,310
Charge for the year	12,246	37	—	24	160	12,467
Disposals	—	(142)	(140)	—	—	(282)
Effect of foreign exchange translations	(845)	(4)	(6)	—	(2)	(857)
At 30 June 2023	£42,831	£631	£—	£88	£1,088	£44,638
Net book value
At 30 June 2023	£66,085	£26	£—	£32	£73	£66,216

2022	Client relationship £’000	Software and licences £’000	Non-Compete Agreement £’000	Trade name £’000	Supplier relationships £’000	Software - own work capitalised £’000	Total £’000
Cost
At 1 July 2021	£80,623	£777	£128	£272	£120	£1,159	£83,079
Additions	—	4	—	—	—	—	4
On acquisition of subsidiary	1,240	9	—	—	—	—	1,249
Disposals	—	—	—	(272)	—	—	(272)
Effect of foreign exchange translations	5,410	8	18	—	—	3	5,439
At 30 June 2022	£87,273	£798	£146	£—	£120	£1,162	£89,499

Amortisation
At 1 July 2021	£19,251	£684	£128	£90	£40	£630	£20,823
Charge for the year	10,617	47	—	182	24	293	11,163
Disposals	—	—	—	(272)	—	—	(272)
Effect of foreign exchange translations	1,562	9	18	—	—	7	1,596
At 30 June 2022	£31,430	£740	£146	£—	£64	£930	£33,310
Net book value
At 30 June 2022	£55,843	£58	£—	£—	£56	£232	£56,189
.

17.Property, Plant and Equipment

2023	Computers & Equipment £’000	Fixtures & Fittings £’000	Fixed Assets in Progress £’000	Total £’000
Cost
At 1 July 2022	£27,572	£17,031	£1,782	£46,385
Additions	4,762	8,050	857	13,669
On acquisition of subsidiary	324	110	—	434
Inflation adjustment	195	—	—	195
Disposals	(6,397)	(1,789)	—	(8,186)
Transfers	—	1,780	(1,780)	—
Effect of foreign exchange translations	(793)	(591)	—	(1,384)
At 30 June 2023	£25,663	£24,591	£859	£51,113

Depreciation
At 1 July 2022	£16,255	£8,870	£—	£25,125
Charge for the year	5,700	3,030	—	8,730
Disposals	(6,344)	(1,699)	—	(8,043)
Effect of foreign exchange translations	(388)	(251)	—	(639)
At 30 June 2023	£15,223	£9,950	£—	£25,173
Net book value
At 30 June 2023	£10,440	£14,641	£859	£25,940

2022	Computers & Equipment £’000	Fixtures & Fittings £’000	Vehicles £’000	Fixed Assets in Progress £’000	Total £’000
Cost
At 1 July 2021	£19,368	£13,846	£6	£497	£33,717
Additions	9,093	3,088	—	1,782	13,963
On acquisition of subsidiary	12	—	—	—	12
Inflation adjustment	429	—	—	—	429
Disposals	(1,740)	(721)	(6)	—	(2,467)
Transfers	—	497	—	(497)	—
Effect of foreign exchange translations	410	321	—	—	731
At 30 June 2022	£27,572	£17,031	£—	£1,782	£46,385

Depreciation
At 1 July 2021	£13,283	£7,104	£6	£—	£20,393
Charge for the year	4,351	2,283	—	—	6,634
Disposals	(1,610)	(652)	(6)	—	(2,268)
Effect of foreign exchange translations	231	135	—	—	366
At 30 June 2022	£16,255	£8,870	£—	£—	£25,125
Net book value
At 30 June 2022	£11,317	£8,161	£—	£1,782	£21,260
18.Significant Shareholdings and Related Party Transactions
Significant shareholdings
At 30 June 2023, the Group held 100% of the share capital of the following entities:

Subsidiary	Country of Incorporation	Class of Shares Held	Percentage of Shares Held	Principal Activity
Endava Argentina SRL	Argentina	Ordinary	100%	Provision of IT Services
Endava Australia Pty Ltd	Australia	Ordinary	100%	Provision of IT Services
DEK Corporation Pty Ltd	Australia	Ordinary	100%	Provision of IT Services
Lexicon Consolidated Holdings Pty Ltd	Australia	Ordinary	100%	Provision of IT Services
Lexicon Digital Trust	Australia	Ordinary	100%	Provision of IT Services
Lexicon Digital Pty Ltd	Australia	Ordinary	100%	Provision of IT Services
Mudbath & Co Pty Ltd	Australia	Ordinary	100%	Provision of IT Services
Endava Austria GmbH	Austria	Ordinary	100%	Provision of IT Services
Endava d.o.o. Banja Luka	Bosnia and Herzegovina	Ordinary	100%	Provision of IT Services
Endava d.o.o. Sarajevo	Bosnia and Herzegovina	Ordinary	100%	Provision of IT Services
Endava EOOD	Bulgaria	Ordinary	100%	Provision of IT services
Endava Canada Inc.	Canada	Ordinary	100%	Provision of IT Services
Endava Colombia S.A.S.	Colombia	Ordinary	100%	Provision of IT Services

Endava S.A.S.	Colombia	Ordinary	100%	Provision of IT Services
Endava d.o.o	Croatia	Ordinary	100%	Provision of IT Services
Endava ApS	Denmark	Ordinary	100%	Provision of IT Services
Endava GmbH	Germany	Ordinary	100%	Provision of IT services
Endava Munchen GmbH	Germany	Ordinary	100%	Provision of IT Services
Endava (Ireland) Limited	Ireland	Ordinary	100%	Provision of IT services
Endava Digital Services Limited	Ireland	Ordinary	100%	Provision of IT Services
Endava Malaysia SDN. BHD.	Malaysia	Ordinary	100%	Provision of IT Services
Lvvl Mexico S. de R.L. de C.V.	Mexico	Ordinary	100%	Provision of IT Services
ICS Endava SRL	Moldova	Ordinary	100%	Provision of IT services
Endava B.V.	The Netherlands	Ordinary	100%	Provision of IT services
Endava Holdings B.V.	The Netherlands	Ordinary	100%	Holding Company
Endava DOOEL Skopje	North Macedonia	Ordinary	100%	Provision of IT services
Endava Poland sp. z.o.o	Poland	Ordinary	100%	Provision of IT services
Endava Romania SRL	Romania	Ordinary	100%	Provision of IT services
Endava d.o.o. Beograd	Serbia	Ordinary	100%	Provision of IT Services
Endava Digital Services d.o.o. Beograd	Serbia	Ordinary	100%	Provision of IT Services
Endava Singapore Pte. Ltd	Singapore	Ordinary	100%	Provision of IT Services
Endava Digitalne Resitve d.o.o.	Slovenia	Ordinary	100%	Provision of IT Services
DEK Technologies Sweden AB	Sweden	Ordinary	100%	Provision of IT Services
Endava Switzerland GmbH	Switzerland	Ordinary	100%	Provision of IT Services
Endava Middle East FZ-LLC	UAE	Ordinary	100%	Provision of IT Services
Endava (Managed Services) Limited	United Kingdom	Ordinary	100%	Provision of IT services
Endava (UK) Limited	United Kingdom	Ordinary	100%	Provision of IT services
Endava Limited Guernsey Employee Benefit Trust	United Kingdom	Ordinary	100%	Employee Benefit Trust
Intuitus Limited	United Kingdom	Ordinary	100%	Provision of IT services
Business Agility Consulting Limited	United Kingdom	Ordinary	100%	Provision of IT services
Endava Holdings Inc	United States	Ordinary	100%	Holding Company
Endava Inc.	United States	Ordinary	100%	Provision of IT services
Endava LLC	United States	Ordinary	100%	Provision of IT Services
Endava Nearshore Ventures LLC	United States	Ordinary	100%	Provision of IT Services
Endava USA West Inc	United States	Ordinary	100%	Provision of IT Services
Five Minutes Studio, Inc	United States	Ordinary	100%	Provision of IT Services
Levvel Digital LLC	United States	Ordinary	100%	Provision of IT Services
Levvel LLC	United States	Ordinary	100%	Provision of IT Services
Endava Uruguay SRL	Uruguay	Ordinary	100%	Provision of IT Services
DEK Technologies Vietnam Company Limited	Vietnam	Ordinary	100%	Provision of IT Services
Endava Limited Liability Company	Vietnam	Ordinary	100%	Provision of IT Services

Dormant Entities

Subsidiary	Country of Incorporation	Class of Shares Held	Percentage of Shares Held
Endava (Romania) Limited	United Kingdom	Ordinary	100%
Testing4Finance Ltd	United Kingdom	Ordinary	100%
Related Party Transactions
At 30 June 2023, the executive officers and directors owned 10,092,540 ordinary shares, nominal value £0.02 per share (2022: 10,130,237 ordinary shares, nominal value £0.02) and held awards over a further 240,155 ordinary shares, nominal value of £0.02 (2022: 298,383 ordinary shares, nominal value of £0.02).
Since April 2020, one of our directors, Sulina Connal, has been employed by Google as Director of Product Partnerships for News, Web and Publishing for EMEA. In the ordinary course of its business, from time to time Endava enters into agreements for cloud service or other solutions provided by Google in connection with services provided by Endava to its clients. All transactions with Google were entered into on an arms-length basis. For the year ended 30 June 2023, the aggregate cost incurred by Endava to Google for such services was £0.6 million (30 June 2022: £0.5 million).
Other than the transactions with executive officers and directors disclosed above, no other related party transactions have been identified.
Ultimate Parent
Endava plc is the ultimate parent entity of the Group and it is considered that there is no ultimate controlling party.
19.Trade and Other Receivables

	2023 £’000	2022 £’000
Trade receivables	£143,336	£131,650
Prepayments	11,055	8,865
Accrued income	12,775	13,458
Research and development tax credit	3,013	3,266
Grant receivable	2,877	437
Other receivables	4,810	4,995
Total trade and other receivables	£177,866	£162,671
Trade receivables are non-interest-bearing and are generally on 30 to 90 day terms depending on the geographical territory in which sales are generated. The carrying value of trade and other receivables also represents their fair value.
Trade receivables are disclosed net of expected credit loss allowance for doubtful debts, as shown below. Credit loss rates have been established for trade receivables and accrued income based on historic loss rates.. In addition, certain balances (where there was objective evidence of credit impairment linked to the ageing of the debtor balance and an analysis of the debtors’ current financial position) have been provided for on an individual basis.
Trade receivables and accrued income represent client contract assets. Other than the expected credit loss allowance discussed above, and business-as-usual movements there were no significant changes in contract assets during the year.
Of the £12.8 million accrued income balance as of 30 June 2023, £1.2 million arises from acquired companies during the reporting period (£0.4 million as of 30 June 2022). Accrued income transfers to trade receivables, when invoices are billed to customers.

The total research and development tax credit receivable as of 30 June 2023 is £6.4 million, out of which £3.4 million is receivable in a period of over one year from the balance sheet date and presented under non-current financial assets and other receivables.
The total prepayments as of 30 June 2023 are £12.7 million, out of which £1.6 million are to be realised in a period of over one year from the balance sheet date and presented under non-current financial assets and other receivables.
The following table presents the trade receivables and accrued income ageing intervals and the allocation of the expected credit loss allowance as of 30 June 2023 and 30 June 2022:

	2023 £’000		2022 £’000
	Trade receivables and accrued income - gross	Expected credit loss allowance	Trade receivables and accrued income - gross	Expected credit loss allowance
Current	135,844	(248)	122,914	(854)
1 - 30 days overdue	8,032	(147)	7,411	(94)
31 - 60 days overdue	6,532	(104)	9,520	(338)
61 - 90 days overdue	2,447	(71)	3,465	(141)
Over 90 days overdue	7,750	(3,924)	5,821	(2,596)
Total	160,605	(4,494)	149,131	(4,023)

The gross and net amounts of trade receivables and accrued income were as follows:

	2023 £’000	2022 £’000
Trade receivables - gross	£147,830	£135,665
Expected credit loss allowance	(4,494)	(4,015)
Trade receivables - net	£143,336	£131,650

	2023 £’000	2022 £’000
Accrued income - gross	£12,775	£13,466
Expected credit loss allowance	—	(8)
Accrued income - net	£12,775	£13,458
Movements in the expected credit loss allowance were as follows:

	2023 £’000	2022 £’000
As at 1 July	£4,023	£3,537
Provided in the year	6,181	4,628
Released in the year	(5,249)	(3,889)
Utilised in the year	(301)	(492)
Effect of foreign exchange translations	(160)	239
As at 30 June	£4,494	£4,023

20.Trade and Other Payables

	2023 £’000	2022 £’000
Trade payables	£5,480	£8,214
Other taxation and social security	19,006	17,202
Other liabilities	6,040	4,532
Accruals	55,195	63,862
Deferred income	5,438	4,442
Total trade and other payables	£91,159	£98,252
Deferred income represents client contract liabilities at year end where cash was received from clients but Endava is yet to perform the work. £3.3 million of the deferred income recognised at 1 July 2022 was recognised as revenue during the year (2022: £3.7 million). Other than business-as-usual movements there were no significant changes in the deferred income balance during the year. From the £5.4 million deferred income in balance as of 30 June 2023, nil comes from acquired companies during the reporting period (nil as of 30 June 2022).
21.Financial Assets and Liabilities
Categories of financial assets and financial liabilities
Financial assets
The Group has the following financial assets, all of which are classified and measured at amortised cost:

	Note	2023 £’000	2022 £’000
Financial assets at amortised cost
Trade receivables	19	£143,336	£131,650
Accrued income	19	12,775	13,458
Other financial assets		£243	£668
Cash and cash equivalents		£164,703	£162,806
Total financial assets		£321,057	£308,582
Prior year comparative figures have been adjusted to include only balances that meet the definition of financial assets.
The accounting policies provide a description of the initial recognition and measurement, and also the subsequent measurement of financial assets.

Financial liabilities
The Group has the following financial liabilities:

	Note	2023 £’000	2022 £’000
Lease liabilities
Current lease liabilities	23	£14,573	£11,898
Non-current lease liabilities	23	54,441	43,999
		69,014	55,897
Other financial liabilities at amortised cost
Trade payables	20	5,480	8,214
Accruals	20	55,195	63,862
Deferred consideration	15	6,104	11,666
		66,779	83,742
Financial liabilities at fair value through profit or loss
Contingent consideration	15	11,459	8,514

Total financial liabilities		£147,252	£148,153
Prior year comparative figures have been adjusted to include only balances that meet the definition of financial liabilities.
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
Contingent consideration has been classified within level 3. The following table includes the roll forward schedule of contingent consideration during the year ended 30 June 2023:

Contingent consideration	Beginning of the year £’000	Additions £’000	Payments £'000	Remeasurement and discount unwind £'000	Foreign exchange impact £'000	End of the year £'000
2023	8,514	14,771	(111)	(10,418)	(1,297)	11,459
The methodology for determining the fair value of contingent consideration is detailed in Note 15.

22.Borrowings
Terms and conditions of outstanding borrowings as of 30 June 2023 and 2022 are as follows:

Type	Nominal Interest p.a.	Year of Maturity	2023 £’000	2022 £’000
Revolving Credit Facility	SONIA/ EURIBOR/SOFR + variable margin (1.00% - 1.65%)	2026	£—	£—
The Group has an unsecured, multicurrency bank revolving credit facility with a carrying amount of £nil at 30 June 2023 (2022: £nil). Commitment fees are charged on the undrawn balance of the facility. The available borrowing capacity under the Group’s revolving credit facility is £350.0 million less utilised ancillary facilities (HSBC bank guarantees: £8.8 million at 30 June 2023 and £18.5 million at 30 June 2022). The HSBC bank guarantees primarily relate to deferred consideration for the 2020 acquisition of Comtrade Digital Services, and a performance bond related to a fixed price contract in Germany.

The facility contains interest cover and net leverage financial covenants. The covenants are tested on a bi-annual basis based on trailing twelve months results. At 30 June 2023 and 30 June 2022, the Group complied with these financial covenants.
Guarantees
The Group has provided the following guarantees at 30 June 2023:
Parent Company Guarantees
The parent company provided guarantees relating to certain leases entered into by Endava Romania SRL in Romania and ICS Endava SRL in Moldova.
No claims are expected to arise from the above guarantees.
Bank Guarantees
Endava (UK) Ltd provided a holdback guarantee of €6.0 million in favour of Comtrade Group B.V. as part of the acquisition of CDS.
Endava GmbH provided a performance guarantee of €5.9 million in favour of DB Fernverkehr AG in relation to a contract with Deutsche Bahn to provide their Video On Demand experience for passengers.
Additionally, various other subsidiaries provided bank guarantees in relation to their leases of office space together with a small number of tender and performance guarantees.

No claims are expected to arise from above guarantees.
23.Leases
The Group’s lease portfolio consists of property leases of office spaces and vehicles.
As a lessee:
Right-of-use assets
Set out below are the carrying amounts of the Group’s right-of-use assets and the movements during the year ended 30 June 2023:

	Leasehold Buildings £’000	Vehicles £’000	Total £’000
As at 1 July 2022	£50,736	£82	£50,818
Additions	17,349	—	17,349
Disposals	(24)	—	(24)
Derecognition as a result of subleases	(6)	—	(6)
Modifications (1)	8,187	—	8,187
Depreciation charge	(11,809)	(52)	(11,861)
Reversal of the impairment charge	131	—	131
Effect of foreign exchange translations	489	1	490
As at 30 June 2023	£65,053	£31	£65,084
(1) Lease liabilities are remeasured when a change to future contractual cash flows is identified. Remeasurements were made in the year based upon changes in indexation and changes resulting from additional space rented. The carrying value of the corresponding right-of-use asset is also remeasured to reflect this change.
Set out below are the carrying amounts of the Group’s right-of-use assets and the movements during the year ended 30 June 2022:

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
Lease liabilities
Set out below are the carrying amounts of the Group’s lease liabilities and the movements during the year ended 30 June 2023:

	Leasehold Buildings £’000	Vehicles £’000	Total £’000
As at 1 July 2022	£55,816	£81	£55,897
Additions	17,375	—	17,375
Disposals	(24)	—	(24)
Modifications(1)	8,188	—	8,188
Interest	1,675	1	1,676
Payments	(13,435)	(53)	(13,488)
Effect of foreign exchange revaluation and translations	(611)	1	(610)
As at 30 June 2023	£68,984	£30	£69,014
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
The potential impact of lease covenants is considered to be immaterial.
The maturities of the Group’s lease liabilities for the year ended 30 June 2023 are as follows:

	Leasehold Buildings £’000	Vehicles £’000	Total £’000
Less than 1 year	14,550	23	14,573
1 to 5 years	45,018	7	45,025
More than 5 years	17,063	—	17,063
Total undiscounted lease liabilities	76,631	30	76,661

Lease liabilities included in the balance sheet	68,984	30	69,014
Analysed as :
Current	14,550	23	14,573
Non-current	54,434	7	54,441
The maturities of the Group’s lease liabilities for the year ended 30 June 2022 are as follows:

	Leasehold Buildings £’000	Vehicles £’000	Total £’000
Less than 1 year	11,846	52	11,898
1 to 5 years	33,203	30	33,233
More than 5 years	14,710	—	14,710
Total undiscounted lease liabilities	59,759	82	59,841

Lease liabilities included in the balance sheet	55,816	81	55,897
Analysed as :
Current	11,846	52	11,898
Non-current	43,970	29	43,999
Income Statement Impact
The following items have been recognised in the Consolidated statement of comprehensive income for the current and prior year:

2023	Leasehold Buildings £’000	Vehicles £’000	Total £’000
Depreciation of right-of-use assets	£11,809	£52	£11,861
Reversal of impairment of right-of-use assets	(131)	—	(131)
Interest expense on lease liabilities	1,675	1	1,676
Expense related to short-term leases	1,841	58	1,899
Loss on derecognition of right-of-use assets sub-leased	—	—	—
Net gain on disposal of right-of-use asset	(1)	—	(1)
Fair value movement of financial assets	(2)	—	(2)
Total	£15,191	£111	£15,302

2022	Leasehold Buildings £’000	Vehicles £’000	Total £’000
Depreciation of right-of-use assets	£10,878	£80	£10,958
Impairment of right-of-use assets	214	—	214
Interest expense on lease liabilities	1,126	2	1,128
Expense related to short-term leases	691	97	788
Loss on derecognition of right-of-use assets sub-leased	132	—	132
Net gain on disposal of right-of-use asset	(187)	—	(187)
Fair value movement of financial assets	(7)	—	(7)
Total	£12,847	£179	£13,026
The total Group cash outflow for leases as a lessee in the year was £15.4 million (2022: £14.6 million), out of which £13.5 million (2022: £13.8 million) relate to leases accounted for under IFRS 16 and presented as cash outflows from financing activities.
Contractual Obligations and Commitments
The following table summarises our commitments to settle contractual obligations as of 30 June 2023 and the effect such obligations are expected to have on our liquidity and cash flows:

	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years	Total
	(in thousands)
Lease liabilities	£14,573	£27,483	£17,542	£17,063	£76,661
Short-term leases	1,532	—	—	—	1,532
Leases contracted, but not yet commenced	27	65	65	41	198
Total	£16,132	£27,548	£17,607	£17,104	£78,391
As of 30 June 2023, the Group has property leases that expire at various dates through October 2031.
As a lessor:
During 2022 and 2023, the Group entered into arrangements to sub-lease certain office spaces that have been presented as part of a right-of-use asset. This has been classified as a finance sub-lease. The Group recognised a loss of nil (2022: £0.1 million ) on the derecognition of the right-of-use asset pertaining to the office space, which has been presented within Finance expense.
During 2023, the Group recognised interest income on lease receivables of less than £0.1 million (2022: less than £0.1 million).
The total Group cash inflow for leases as a lessor in the year was £0.4 million (2022: £0.6 million)
During the year the investment in finance lease receivable decreased by £0.4 million due to payments received.
The following table sets out the maturity analysis of lease payments receivable for sub-leases classified as finance leases showing the undiscounted lease payments to be received after the reporting date and the net investment in the finance lease receivable.

	Finance leases 2023 £’000	Finance leases 2022 £’000
Less than 1 year	59	427
1 to 2 years	—	51
Total undiscounted lease payments receivable	59	478
Unearned finance income	3	—
Net investment in finance lease receivable	56	478

24.Share Capital

Authorised share capital:	2023 £’000	2022 £’000
60,000,000 ordinary shares of £0.02 each	1,200	1,200

Allotted, called up and fully paid:	2023 No.	£’000	2022 No.	£’000
Class A ordinary shares	41,810,877	836	40,666,258	813
Class B ordinary shares	15,940,112	319	16,097,612	322
Ordinary shares of £0.02 each	57,750,989	1,155	56,763,870	1,135
The Company issued 771,327 new shares for the year ended 30 June 2023 (30 June 2022: 1,045,414) in relation to exercise of options and 215,792 new shares as equity consideration related to acquisitions (30 June 2022: nil).

The movement in Class B shares represents transfer to Class A shares.
Voting rights, dividends and return of capital
Our Class B ordinary shares have ten votes per share, and our Class A ordinary shares, which are the shares underlying the ADSs each have one vote per share. Any dividend declared by the Company shall be paid on Class A ordinary shares and the class B ordinary shares pari passu as if they were all shares of the same class.
In the event of the liquidation, dissolution or winding up of the Company, the assets of the Company available for distribution to members shall be distributed amongst all holders of Class A ordinary shares and Class B ordinary shares in proportion to the number of shares held irrespective of the amount paid or credited as paid on any share.
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
Following the fifth anniversary of the IPO, a Class B ordinary shareholder may elect, at any time, to convert any of its Class B ordinary shares into Class A ordinary shares on a one-for-one basis by notice in writing to the Directors.

25.Distributions Made
During the year ended 30 June 2023, the Company did not declare and pay any dividends (2022: nil; 2021: nil).
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
The Trigger event - the listing on the New York Stock Exchange - happened on 27 July 2018. At 30 June 2023, the EBT held 13,226 shares (30 June 2022: 74,610), out of which 6,965 (30 June 2022: 34,075) are allocated to employee JSOPs. For the year ended 30 June 2023, (27,110) awards under the JSOP were exercised (2022: nil) and settled by shares of the EBT, no JSOPs were cancelled (2022: nil), 9,000 options under LTIP were exercised (2022: nil) and settled by shares of the EBT and 25,274 options under SAYE were exercised (2022: nil) and settled by shares of the EBT.
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
During the fiscal year ended 30 June 2023, the Company granted RSUs and PSUs. RSUs and PSUs are contractual promises to deliver our Class A ordinary shares in the future, which may also remain forfeitable unless and until specified conditions are met. The plan administrator may provide that the delivery of the shares underlying RSUs will be deferred on a mandatory basis or at the election of the participant. The terms and conditions applicable to restricted shares, RSUs and PSUs will be determined by the plan administrator, subject to the conditions and limitations contained in the EIP.
During the reporting period, discounted "Share Success" ("SS") options were granted under the EIP to all eligible employees at the prescribed eligibility date, other than the U.K. employees which were granted under a CSOP sub-plan to the EIP. The SS options are disclosed separately to other awards under the EIP and CSOP.
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
Movements during the year
The number and the weighted-average exercise prices of the share options under the above arrangements were as follows:

	CSOP	JSOP	LTIP	EIP	SAYE	SS	Bonus Payments
Options outstanding at 1 July 2022	5,845	34,075	96,324	1,158,575	598,614	445,491	—
Options granted during the year	—	—	—	536,814	—	1,212,215	—
Options exercised during the year	—	(27,110)	(64,312)	(522,661)	(217,684)	—	—
Options forfeited during the year	—	—	(3,000)	(267,903)	(35,085)	(191,735)	—
Options outstanding at 30 June 2023	5,845	6,965	29,012	904,825	345,845	1,465,971	—

Options outstanding at 1 July 2021	5,845	34,075	203,326	1,406,877	1,119,953	—	—
Options granted during the year	—	—	—	300,940	—	504,443	—
Options exercised during the year	—	—	(107,002)	(467,888)	(470,757)	—	—
Options forfeited during the year	—	—	—	(81,354)	(50,582)	(58,952)	—
Options outstanding at 30 June 2022	5,845	34,075	96,324	1,158,575	598,614	445,491	—

Options outstanding at 1 July 2020	20,845	167,611	781,022	1,104,267	759,207	—	117,116
Options granted during the year	—	—	—	726,094	423,272	—	—
Options exercised during the year	(15,000)	(133,536)	(568,196)	(359,815)	(1,550)	—	(117,110)
Options forfeited during the year	—	—	(9,500)	(63,669)	(60,976)	—	(6)
Options outstanding at 30 June 2021	5,845	34,075	203,326	1,406,877	1,119,953	—	—

Weighted average exercise price 30 June 2023 - £	0.90	—	—	—	39.78	64.55	—
Weighted average exercise price 30 June 2022 - £	0.90	—	—	—	35.70	102.41	—
Weighted average exercise price 30 June 2021 - £	0.90	—	—	—	25.59	—	—
Weighted average share price at exercise date 2023 - £	—	61.9	57.41	57.55	58.25	—	—
Weighted average share price at exercise date 2022 - £	—	—	117.25	130.1	111.89	—	—
Weighted average share price at exercise date 2021 - £	62.58	44.71	44.12	45.95	62.71	—	56.53
Weighted average contractual life 2023 - years	1	13	2	2	1	6	0
Weighted average contractual life 2022 - years	2	14	3	2	1	6	0
Weighted average contractual life 2021 - years	3	15	4	3	1	0	0
Options granted in the period have been valued using a Black Scholes option pricing model using the following inputs:

	2023	2022	2021
Exercise price	£0.00 - £55.05	£0.00 - £102.41	£0.00 - £36.24
Risk free rate	4.23%	0.6% - 1.0%	0.2% - 1.0%
Expected volatility	50.4%	30.0% - 45.2%	30.0% - 35.0%
Expected dividends	—	—	—
Fair value of option	£33.45 - £72.71	£64.63 - £115.36	£16.21 - £64.35
A small portion of the options granted in the reporting period would vest upon fulfillment of market-based performance conditions. Their fair value has been determined using Monte Carlo option pricing model. Expected volatility is based on the historical volatility of the Company’s share price.
For the year ended 30 June 2023, the Group recognised £31.1 million (2022: £35.0 million; 2021: £24.4 million) of share-based compensation expense in respect of the above share option schemes. The share-based compensation expense is presented under allocated cost of sales and selling, general and administrative expenses on the face of the statement of comprehensive income.
27. Movements in Equity
Share capital, share premium and merger relief reserve
New ordinary shares were issued for exercise of options which resulted in an increase in share capital of £0.02 million and share premium of £5.5 million. The increase in share premium is due to the 2018 and 2019 Sharesave options vested in the reporting period and exercised at a price.
144,926 Class A shares were issued to the Sellers of Lexicon, resulting in an increase in merger relief reserve of £10.0 million and 70,866 Class A shares were issued to the Sellers of Mudbath, resulting in an increase in merger relief reserve of £2.8 million.
Other reserves
146,572 Class A shares are to be issued to the Sellers of DEK as equity consideration subject to a lock-up period, resulting in an increase of other reserves of £5.3 million.
£10.0 million was recognised as exchange differences from translating foreign operations during the reporting period.
28. Cash Flow
Operating Activities

Adjustments	2023 £’000	2022 £’000	2021 £’000
Depreciation, amortisation and impairment of non-financial assets	£32,927	£28,969	£24,447
Unrealised foreign exchange loss / (gain)	5,441	(9,876)	6,742
Interest income	(3,506)	(184)	(84)
Fair value movement of financial liabilities	(11,828)	842	302
Interest expense	3,469	2,014	2,081
Net gain on disposal of non-current assets (tangibles and intangibles)	(45)	(73)	(36)
Share-based compensation expense	31,058	35,005	24,427
Hyperinflation effect (gain) / loss	(386)	17	189
Research and development tax credit	(5,027)	(2,211)	(2,642)
Loss on derecognition of right-of-use assets sub-leased	—	132	—
Net gain on disposal of right-of-use asset	(1)	(187)	(56)
Fair value movement of financial assets	(2)	(7)	(17)
Grant income	(2,935)	(642)	(503)
Total adjustments	£49,165	£53,799	£54,850

Net changes in working capital	2023 £’000	2022 £’000	2021 £’000
Increase in trade and other receivables	£(3,937)	£(37,006)	£(19,505)
(Decrease)/Increase in trade and other payables	(12,136)	15,236	(1,855)
Net changes in working capital	£(16,073)	£(21,770)	£(21,360)
Financing Activities
Non-Cash Changes Arising from Financing Activities

Grant received	Beginning of the year £’000	Cash received £’000	Grant income £'000	Non-cash foreign exchange £'000	Non-cash Other £'000	End of the year £'000
2021	331	228	(503)	3	—	59
2022	59	139	(642)	7	—	(437)
2023	(437)	494	(2,935)	1	—	(2,877)
The grant payable in 2021 was presented in trade and other payables and the grants receivable in 2022 and 2023 are presented in trade and other receivables.
The movement in lease liabilities for fiscal years 2023 and 2022 are disclosed in Note 23.
Investing activities
£21.2 million presented as other acquisition related settlements represents the payment of a promissory note acquired with DEK, settled in the post-acquisition period.
29.Capital Commitments
Amounts contracted but not provided for in the financial statements amounted to £nil in the year ended 30 June 2023 (2022: £nil).
30.Contingent Liabilities
The Group had no contingent liabilities at 30 June 2023 or 30 June 2022.
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
In the fiscal year ended June 30, 2023, 37.8% of our sales were denominated in the British Pound, 34.0% of our sales were denominated in U.S. dollars, 22.8% were denominated in Euros and the balance was in other currencies. Conversely, during the same time period, 57.2% of our expenses were denominated in Euros (or in currencies that largely follow the Euro, including the RON) and 10.8% in U.S. dollars.
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

Foreign currency denominated financial assets and liabilities which expose the Group to currency risk are disclosed below. The amounts shown are translated into GBP at the closing rate:

30 June 2023	GBP £‘000	EUR £‘000	USD £‘000	RON £‘000	Others £‘000	TOTAL £‘000
Financial assets	185,276	35,376	47,373	3,648	49,384	321,057
Financial liabilities	(33,063)	(7,552)	(5,613)	(58,804)	(42,220)	(147,252)
Total	152,213	27,824	41,760	(55,156)	7,164	173,805

30 June 2022	GBP £‘000	EUR £‘000	USD £‘000	RON £‘000	Others £‘000	TOTAL £‘000
Financial assets	181,785	33,623	58,546	4,264	30,364	308,582
Financial liabilities	(36,652)	(6,202)	(12,408)	(56,089)	(36,802)	(148,153)
Total	145,133	27,421	46,138	(51,825)	(6,438)	160,429
Prior year comparative figures have been adjusted to include only balances that meet the definition of financial assets and liabilities, respectively, as per Note 21.
The Group is also exposed to exchange differences arising from the translation of its subsidiaries' financial statements into the Group's presentation currency of Sterling with the corresponding exchange differences taken directly to equity.
The following tables illustrate the sensitivity of profit and equity in regard to the Group’s financial assets and financial liabilities and the RON/Sterling exchange rate. The RON exposure impacts the Group’s cost base due to its delivery operations in Romania. Therefore as the Sterling strengthens, subject to any prevailing hedge arrangements, the Group benefits from a cost improvement and vice versa. The impact of foreign current sensitivity between the GBP and US dollars, and GBP and Euros, has not been disclosed on the basis that the the impact of any reasonable change in exchange rates is not material.
During the year ended 30 June 2023, the Sterling/RON volatility ranged from the RON strengthening against Sterling by 4% to weakening by 4%.

	GBP/RON	Profit impact £’000	Equity impact £’000
30 June 2023	4%	(1,201)	(843)
30 June 2023	(4)%	1,147	804
During the year ended 30 June 2022, the Sterling/RON volatility ranged from the RON strengthening against Sterling by 3% to weakening by 2%.

	GBP/RON	Profit impact £’000	Equity impact £’000
30 June 2022	3%	(693)	(672)
30 June 2022	(2)%	536	519
Interest Rate Sensitivity
At 30 June 2023, the Group is not exposed to changes in market interest rates through bank borrowings on its revolving credit facility at variable interest rates, as the facility is not drawn.

Credit Risk Analysis
Credit risk is the risk that a counterparty fails to discharge an obligation to the Group. The Group is exposed to this risk for various financial instruments, including trade receivables. The Group’s maximum exposure to credit risk is limited to the carrying amount of financial assets recognised at 30 June, as summarised below:

	2023 £’00	2022 £’00
Trade receivables	£143,336	£131,650
Accrued income	12,775	13,458
Other financial assets	243	668
Cash and cash equivalents	164,703	162,806
Total	£321,057	£308,582
Prior year comparative figures have been adjusted to include only balances that meet the definition of financial assets.
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

As at 30 June 2023, the Group’s non-derivative financial liabilities had contractual maturities (including interest payments where applicable) as summarised below:

30 June 2023	Current 0 - 6 months £’000	Current 6 - 12 months £’000	Non-Current 1 - 5 years £’000	Non-Current +5 years £’000
Lease liabilities	£7,371	£7,202	£45,025	£9,416
Trade payables	5,480	—	—	—
Accruals	55,195	—	—	—
Deferred consideration	1,267	—	4,837	—
Contingent consideration	2,661	4,989	3,809	—
Total	£71,974	£12,191	£53,671	£9,416
The undiscounted lease liabilities values are included in Note 23 and the discount impact for deferred and contingent consideration is not material.
There were no forward foreign currency options in place at 30 June 2023.
As at 30 June 2022, the Group’s non-derivative financial liabilities had contractual maturities (including interest payments where applicable) as summarised below:

30 June 2022	Current 0 - 6 months £’000	Current 6 - 12 months £’000	Non-Current 1 - 5 years £’000	Non-Current +5 years £’000
Lease liabilities	£6,200	£5,698	£33,233	£10,766
Trade payables	8,214	—	—	—
Accruals	63,862	—	—	—
Deferred consideration	7,216	3,388	1,062	—
Contingent consideration	2,958	1,225	4,331	—
Total	£88,450	£10,311	£38,626	£10,766
Prior year comparative figures have been adjusted to include only balances that meet the definition of financial liabilities.
The undiscounted lease liabilities values are included in Note 23 and the discount impact for deferred and contingent consideration is not material.

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

	2023 £’000	2022 £’000
Equity	£571,308	£432,723
Loans and borrowings	—	—
Less: Cash and cash equivalents	(164,703)	(162,806)
Total Capital	£406,605	£269,917

33.Subsequent Events
In August 2023, we acquired TLM Partners Inc, together with its subsidiaries (“TLM”), a company that provides outsourced development services across design, engineering and art/animation for PC and console video games and other digital entertainment. TLM has particular expertise in highly complex areas of cross-play, middleware, physics, engine-level tools and technical art. TLM brings a leadership team with decades of video game industry experience and deep relationships with a wide array of platform partners and with clients in the United States and around the world including prominent games publishers and developers. TLM, a Delaware company, has subsidiaries in Canada and Ireland and a branch in Romania.

The acquisition was made pursuant to the terms of a share purchase agreement between Endava, Inc. and TLM Partners, Inc., dated August 3, 2023. The total consideration was £16.5 million and includes elements of cash, deferred and contingent consideration. Of the total consideration, £3.9 million was paid in cash at completion, which remains subject to post-closing adjustments on the cash, debt and working capital of TLM. In addition, £0.8 million of the purchase price will be held back for 24 months and be available to satisfy any warranty and indemnity claims and a mix of £11.8 million worth of cash and equity consideration is payable upon the fulfillment of certain earn-out conditions related to revenue and EBITDA of TLM during the earn-out period. The above values do not represent the fair values of the consideration elements transferred. Under the purchase agreement, there are other amounts of up to £14.9 million that are payable in future periods based on the continued service of certain employees. As these are based on continued service provided to the post-combination entity, they have been excluded from consideration and will instead be accounted for as ongoing remuneration under IFRS 2.

Given the timing of the acquisition, the Company has not yet completed the purchase price allocation.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Endava plc

/s/ John Cotterell
Name:	John Cotterell
Title:	Chief Executive Officer
(Principal Executive Officer)

Date: September 19, 2023