Form 20-F
period 2024-06-30
Endava plc
filed 2024-09-19
CIK 1656081

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________________________________________
Form 20-F
______________________________________________________
(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES ACT OF 1934
For the fiscal year ended June 30, 2024
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
Ordinary shares, nominal value £0.02 per ordinary share: 59,031,432, as of June 30, 2024. As of June 30, 2024, 44,495,400 Class A ordinary shares and 14,536,032 Class B ordinary shares were outstanding.

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

CERTAIN DEFINED TERMS AND PRESENTATION OF FINANCIAL INFORMATION
Unless otherwise indicated or the context otherwise requires, all references in this Annual Report on Form 20-F to the terms “Endava,” “Endava Limited,” “Endava plc,” the “Group,” the “Company,” “we,” “us,” and “our” refer to Endava plc and our wholly owned subsidiaries.
Our fiscal year ends on June 30. Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.
Our financial information is presented in British Pounds. For the convenience of the reader, in this Annual Report on Form 20-F, unless otherwise indicated, translations from British Pounds into U.S. dollars were made at the rate of £1.00 to $1.2841, which was the rate in effect on June 30, 2024. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of British Pounds at the dates indicated. All references in this Annual Report on Form 20-F to “$” mean U.S. dollars and all references to “£” and “GBP” mean British Pounds.
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
Forward-looking statements appear in a number of places in this Annual Report on Form 20-F and include, but are not limited to, statements regarding our intent, belief, or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to substantial risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various important factors, including, but not limited to, those identified in “Item 3.D. Key Information—Risk Factors.” In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a guarantee by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all.
Forward-looking statements include, but are not limited to, statements about:
•our ability to achieve our revenue growth goals in the future;
•our ability to retain existing clients and attract new clients, including our ability to increase revenue from existing clients and diversify our revenue concentration;
•our ability to attract and retain highly skilled information technology, or IT, professionals at cost-effective rates;
•our ability to successfully identify acquisition targets, consummate acquisitions and successfully integrate acquired businesses and personnel;
•our ability to penetrate new industry verticals and geographies and grow our revenue in current industry verticals and geographies;
•our ability to maintain favorable pricing and utilization rates to support our gross margins;
•the effects of increased competition as well as innovations by new and existing competitors in our market;
•the size of our addressable market and market trends;
•our ability to adapt to technological change and industry trends and innovate solutions for our clients;

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
•the impact of unstable market and economic conditions, including as a result of actual or anticipated changes in interest rates, economic inflation and the responses by central banking authorities to control such inflation;
•the impact of political instability, natural disaster, events of terrorism and wars, including the military conflict between Ukraine and Russia and related sanctions; and
•other risks and uncertainties, including those listed in “Item 3.D. Key Information—Risk Factors.”

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
In addition, forward-looking statements contained in this Annual Report on Form 20-F represents our views only as of the date of this report and should not be relied upon as representing our views as of any subsequent date. We anticipate that subsequent events and developments may cause our views to change. Although we may elect to update these forward-looking statements publicly at some point in the future, we specifically disclaim any obligation to do so, except as required by applicable law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

v

MARKET AND INDUSTRY DATA
Certain industry data and market data included in this Annual Report on Form 20-F were obtained from independent third-party surveys, market research, publicly available information, reports of governmental agencies, and industry publications and surveys. All of the market data used in this Annual Report on Form 20-F involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We believe that the information from these industry publications and surveys included in this Annual Report on Form 20-F is reliable. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Item 3.D. Key Information—Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

PART 1
Item 1. Identity of Directors, Senior Management and Advisers
Not Applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
A. [Reserved]
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
Our business faces significant risks. You should carefully consider all of the information set forth in this Annual Report on Form 20-F and in our other filings with the United States Securities and Exchange Commission, or SEC, including the following risk factors which we face and which are faced by our industry. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this report and our other SEC filings. See “Cautionary Statement Regarding Forward-Looking Statements” above.
Summary of Selected Risks Associated with Our Business
•Our operating results have experienced, and may continue to experience, significant variability and our past results may not be indicative of our future performance.
•Our profitability could suffer if we are not able to maintain favorable pricing.
•If we fail to meet publicly announced guidance, or if we fail to forecast our market opportunity accurately, our operating results could be adversely affected, and the price of our ADSs could decline.
•If our information technology systems or those of the third parties with whom we work or our data, are or were compromised, we could experience adverse consequences resulting from such compromise.
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
•We use generative artificial intelligence, or AI, tools in our operations, which may result in significant operational challenges, liability and reputational harm.
•We must attract, retain and motivate highly skilled IT professionals.
•We are focused on growing our client base in North America and Europe and may not be successful.
•If we do not continue to innovate and remain at the forefront of emerging technologies and related market trends, we may lose clients and not remain competitive.
•We are dependent on members of our senior management team and other key employees.

•Our business may suffer if we fail to identify and acquire appropriate acquisition targets, and recently completed and potential future acquisitions could prove difficult to integrate or may disrupt our business, dilute shareholder value, strain our resources or otherwise adversely affect our business, financial condition or results of operations.
•The terms of our revolving credit facility and any further debt we incur may affect our ability to operate our business or secure additional financing in the future.
•We have in the past experienced, and may in the future experience, a long selling and implementation cycle with respect to certain projects that require us to make significant resource commitments prior to recognizing revenue for our services.
•Our business depends on a strong brand and corporate reputation.
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
•We use software, hardware and software-as-a-service, or SaaS, technologies from third parties that may be difficult to replace or that may cause errors or defects in, or failures of, the services or solutions we provide, which could result in material adverse consequences.
•We incorporate third-party open source software into our client deliverables and our failure to comply with the terms of the underlying open source software licenses could adversely impact our clients and create potential liability.
•Our business and operations could be negatively affected by any pending or future securities litigation or shareholder activism.
•We are subject to stringent and evolving laws, regulations, rules, self-regulatory standards, policies, contractual obligations, and other obligations related to data privacy and security, including in the European Union and the United Kingdom, where we have material operations. Our actual or perceived failure to comply with such obligations could expose us to regulatory investigations or actions, litigation, fines and penalties or other financial liabilities, disruption of our business operations, reputational harm, loss of revenue or profit, loss of clients or sales and/or adversely affect our ability to conduct our business.
•Our performance and reputation could be adversely affected by increased focus on and demands from clients, investors and regulators with respect to environmental social and governance, or ESG, issues and we may be criticized or penalized for the timing, nature or scope of our ESG disclosures as regulatory standards evolve.
•Claims of U.S. civil liabilities may not be enforceable against us.
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
•Tax authorities may disagree with our positions and conclusions regarding certain tax positions, or may apply existing rules in an arbitrary or unforeseen manner, resulting in unanticipated costs, taxes or non-realization of expected benefits.
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
Risks Related to Our Business and Industry
Our operating results have experienced, and may continue to experience, significant variability and our past results may not be indicative of our future performance.
Our operating results have fluctuated, and may continue to fluctuate, due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Fluctuations in our operating results may be particularly pronounced in the current economic environment due to the economic slowdown, inflation and other financial uncertainties. You should not rely on our past results as an indication of our future performance.
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
•general economic conditions, including the recent and ongoing global slowdown in economic growth as well as high levels of inflation and interest rate fluctuations;
•the impact of public health pandemics; and

•the impact of unforeseen global and geopolitical events.
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
•employee utilization levels;
•our ability to charge premium prices when justified by market demand or the type of service; and
•general economic conditions, including the impact of fluctuating rates of inflation.
If we are not able to maintain favorable pricing for our services, our ability to win contracts could suffer. Alternatively, if we continue to offer pricing that is favorable to our clients but is unfavorable to us, we may face reduced margins and profitability if the rate of inflation increases and we absorb additional costs into our business. Ultimately, if we are unable to strategically set the rates that we charge for our services, to ensure that they continue to be both attractive to clients but also commensurate with the inflationary pressures on our business, financial condition and results of operations may be materially adversely affected.
If we fail to meet publicly announced guidance, or if we fail to forecast our market opportunity accurately, our operating results could be adversely affected, and the price of our ADSs could decline.

We release earnings guidance in our quarterly and annual earnings conference calls, quarterly and annual earnings releases, or otherwise, regarding our future performance that represents our management’s estimates as of the date of release. Our guidance is prepared by management and is qualified by, and subject to, a number of assumptions and estimates that, while presented with numerical specificity, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We generally state possible outcomes as high and low ranges, which are intended to provide a sensitivity analysis as variables are changed but are not intended to represent that actual results could not fall outside of the suggested ranges. Our actual business results may vary significantly from such guidance or consensus due to a number of factors, many of which are outside of our control, including global economic uncertainty, unfavorable financial market conditions, and decreased client spend on technology products, which could adversely affect our business and future operating results. If our revenue or results of operations fall below the expectations of analysts or investors or below any guidance we may provide, or if the guidance we provide is below the expectations of analysts or investors, the price of our ADSs could decline substantially. Such a decline in the price of our ADSs could occur even if we have met any previously publicly stated guidance we may provide.

In addition, growth forecasts included in this Annual Report on Form 20-F relating to our market opportunity and the expected growth in the market for our services are subject to significant uncertainty and are based on assumptions and estimates which may prove to be inaccurate. Even if these markets meet our size estimates and experience the forecasted growth, we may not grow our business at similar rates, or at all. Our growth is subject to many risks and uncertainties, including our success in implementing our business strategy. Accordingly, any forecasts of market growth included in this Annual Report on Form 20-F should not be taken as indicative of our future growth.
If our IT systems or those of the third parties with whom we work or our data, are or were compromised, we could experience adverse consequences resulting from such compromise.
In the ordinary course of business, we collect, store and process (defined above) personal data and other sensitive information, including proprietary and confidential business data, trade secrets, source code, intellectual property, sensitive third-party data, and client data (including proprietary and confidential information of our clients and our clients’ clients, including their confidential business data and intellectual property). We and the third parties with whom we work face a variety of evolving threats, including but not limited to ransomware attacks, which could cause security incidents, disrupt our operations, result in the loss or exposure of sensitive information, regulatory actions, fines, penalties, reputational loss, a loss of clients and loss of revenue or profits.
Cyberattacks, malicious internet-based activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of our sensitive information and information technology systems, and those of the third parties with whom we work. Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors. Some actors now engage and are expected to continue to engage in cyberattacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we and the third parties with whom we work may be vulnerable to a heightened risk of these attacks, including retaliatory cyberattacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our goods and services. For example, we have employees and clients located in potentially unstable regions and regions experiencing (or expected to experience) geopolitical or other conflicts, including Moldova, a neighboring country of Ukraine (which was attacked by Russia in February 2022 through various means, including cyberattacks).
We and the third parties with whom we work may be subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks (such as credential stuffing), credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, attacks enhanced or facilitated by artificial intelligence, or AI, telecommunications and internet infrastructure failures, earthquakes, fires, and floods, and other similar threats. Like many companies, any significant failure of our equipment or systems, or any major disruption to basic infrastructure like power and telecommunications in the locations in which we operate, could impede our ability to provide our solutions and services to our clients. We may not be able to consistently maintain active voice and data communications between our various global operations and with our clients due to disruptions in telecommunication networks and power supply, or system failures. Any significant failure in our ability to communicate could result in a disruption in business, which could hinder our performance and our ability to complete projects on time. Such failure to perform on client contracts could have a material adverse effect on our revenue, business, results of operations and financial condition and the market price of our American Depositary Shares, or ADSs. Additionally, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in our operations, loss of sensitive information and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.
Additionally, our workforce has transitioned from being based primarily in our offices or at client sites to a hybrid working model. A significant number of our employees work from home at least part time, as part of this hybrid working model. This model has increased risks to our information technology systems and data, as more of our employees utilize network connections, computers, and devices outside our premises or network, including working at home, while in transit and in public locations. Our operations could also be materially adversely affected by interruptions in internet service or power at employee residences. Additionally, the services we provide are often critical to our clients’ businesses and the level of criticality has increased in some cases as a result of our client’s increased reliance on digital systems due to new hybrid ways of working. Although we provide training on the appropriate use of web browser password managers to store Endava and client credentials, there is a risk that these credentials may be compromised by an attack on one of our employees’ personal devices, leading to a breach of our systems or our clients’ systems and consequential reputational and financial impacts. Future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.
Additionally, we rely on third-party service providers and technologies, such as third-party hardware and software (including SaaS applications) to operate critical business systems, including but not limited to processing sensitive information. For example, we may use the following third-party service providers and technologies to process sensitive information: cloud-based infrastructure, data center facilities, encryption and authentication technology, employee email, technology to facilitate content delivery to clients, and others. We may also rely on third-party service providers and technologies to provide other products, services, or otherwise, apart from processing sensitive information, that are critical to the general operation of our business. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. If our third-party service providers experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if our third-party service providers fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties’ infrastructure in our supply chain or our third-party partners’ supply chains have not been or will not be compromised.
Any of the previously identified or similar threats could cause a security incident or other interruption that could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our or our clients’ or our clients’ clients sensitive information or information technology systems, or those of the third parties with whom we work. A security incident or other interruption could disrupt our ability (and that of third parties with whom we work) to provide our services. We may spend significant resources to endeavor to protect against, detect, and/or mitigate vulnerabilities or security incidents, and applicable laws or other obligations may require us to implement specific measures. We may also expend significant resources to modify our business activities to try to protect against security incidents. Certain data privacy and security obligations may require us to implement and maintain specific security measures to protect our information technology systems and sensitive information. Additionally, certain of our client contracts require us to comply with certain security obligations, such as maintaining network security and backup data, taking steps designed to ensure our network is virus-free, maintaining business continuity planning procedures, and verifying the integrity of employees that work with our clients by conducting background checks.
We have implemented security measures designed to protect against security incidents, but there can be no assurance that these measures are or will be effective. We take steps to detect and remediate vulnerabilities but have not always been able in the past and may be unable in the future to detect vulnerabilities in our information technology systems because such threats and techniques change frequently, are often sophisticated in nature, and may not be detected until after a security incident has occurred. For example, we have from time to time experienced minor security incidents, including for example an employee who inadvertently extracted data from a client’s system (no personal data was extracted). None of these incidents, to our knowledge, have required regulatory disclosures or notifications. Promptly after each incident's discovery, we took remedial actions to assess and contain the security incident and to evaluate the likelihood and severity of risks to personal data. In each such instance, we determined that there was no material impact to our business or financial condition nor to individual’s personal data. While we believe we responded appropriately, there can be no assurance that we were successful in implementing these remedial and preventative measures or successfully mitigating the effects of any future security incident. Further, we may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities.

Applicable data privacy and security obligations may require us to notify relevant stakeholders, including affected individuals, clients or our clients’ clients, regulators, and investors of security incidents, or to implement other requirements, such as providing credit monitoring. Such disclosures and compliance with such requirements are costly, and the disclosure or the failure to comply with such requirements could lead to adverse consequences. Additionally, if we, a third party with whom we work, our clients or our clients’ clients experience a security incident or are perceived to have experienced a security incident, we may experience adverse consequences. These consequences may include: litigation exposure (including class action claims) and other claims for substantial damages against us; government enforcement actions (for example, investigations, regulatory fines, penalties, audits, inspections or intervention); additional reporting requirements and/or oversight; restrictions on processing sensitive information (including personal data); indemnification obligations; monetary fund diversions; interruptions in our operations (including availability of data); financial loss; loss of confidence in our security measures; reputational damage; negative publicity; reimbursement or other compensatory costs; additional compliance costs; and additional similar harms, and therefore could materially adversely affect our revenue, and results of operations, business and prospects, such as causing clients to stop using our services, deter new clients from using our services, and negatively impact our ability to grow and operate our business. If any person, including any of our personnel or former personnel or aforementioned threat actors, compromises our security or accidentally exposes our sensitive information, including our source code, or compromises the security, or accidentally exposes the sensitive information, including source code, of our clients’, our clients’ clients or other third party, or misappropriates such information, then we could be subject to significant liability from our clients, our clients’ clients or other third parties for breaching contractual provisions, including confidentiality, or applicable privacy and data security laws.
Additionally, the reliability of the systems that we develop and host for our clients is critical to our success. However, these systems could contain errors, defects, security vulnerabilities or software bugs that are difficult to detect and correct, particularly when such vulnerabilities are first introduced or when new versions of the systems are deployed. It may be costly and difficult to develop and deploy patches for vulnerabilities and delays in releasing patches or difficulties installing them may impact our clients’ or our clients’ clients’ ability to use systems and services, and result in security incidents. Additionally, some of our business depends upon our clients’ appropriate and successful implementation of the systems that we develop and host for them. If our clients fail to implement or use these systems correctly, our clients may suffer a security incident or experience other adverse consequences. Additionally, any failure in a client’s system, whether related to our solutions or services, could result in adverse consequences, including damage to our reputation or substantial damages against us. Even if such incidents are unrelated to our security practices, it could result in our incurring significant economic and operational costs in investigating, remediating, and implementing additional measures to further protect our clients, and could result in reputational harm, as well as other adverse consequences.
Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.
In addition to experiencing a security incident, third parties may gather, collect, or infer sensitive information about us from public sources, data brokers, or other means that reveals competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position.
Additionally, our sensitive information or that of our clients could be leaked, disclosed, or revealed as a result of or in connection with our employee’s, personnel’s, or vendor’s use of generative AI technologies. Any sensitive information (including confidential, competitive, proprietary, or personal data) that we input into a third-party generative AI platform could be leaked or disclosed to others, including if sensitive information is used to train the third parties’ AI model. Additionally, where an AI model ingests personal data and makes connections using such data, those technologies may reveal other personal or sensitive information generated by the model. See also the risk factor titled “We use generative AI tools in our operations, which may result in significant operational challenges, liability and reputational harm.”

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
In certain instances, we guarantee clients that we will complete a project by a scheduled date or that we will maintain certain service levels. We are generally not subject to monetary penalties for failing to complete projects by the scheduled date but may suffer reputational harm and loss of future business if we do not meet our contractual commitments. In addition, if the project experiences a performance problem, we may not be able to recover the additional costs we will incur, which could exceed revenue realized from a project.
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

In addition to our time-and-materials contracts, which generate a significant proportion of our revenue, we undertake a small proportion of our engagements on a fixed-price basis. Our pricing in fixed-price contracts is highly dependent on our assumptions and forecasts about the costs we expect to incur to complete the related project, which are based on limited data and could turn out to be inaccurate. Any failure by us to accurately estimate the resources, including the skills and seniority of our employees, required to complete a fixed-price contract on time and on budget, or any unexpected increase in the cost of our employees assigned to the related project, office space or materials could expose us to risks associated with cost overruns and could have a material adverse effect on our business, results of operations and financial condition. In addition, any unexpected changes in economic conditions that affect any of the foregoing assumptions and predictions could render contracts that would have been favorable to us when signed unfavorable.
Our revenue is dependent on a limited number of industry verticals, and any decrease in demand for technology services in these verticals or our failure to effectively penetrate new verticals could adversely affect our results of operations.
Historically, we have focused on developing industry expertise and deep client relationships in a limited number of industry verticals. As a result, a substantial portion of our revenue has been generated by clients operating in the payments, banking and capital markets, or BCM, and the technology, media and telecommunications, or TMT, verticals. Of these verticals, Payments constituted 24.1%, 29.2% and 29.8%, BCM constituted 14.9%, 16.2% and 15.1%, and TMT constituted, 22.8%, 21.9% and 25.0% of our revenue for the fiscal years ended June 30, 2024, 2023 and 2022, respectively. Our business growth largely depends on continued demand for our services from clients in these verticals, and any slowdown or decline in spend on technology services in these verticals could result in a decrease in the demand for our services and impact our revenue. For example, during the fiscal year ended June 30, 2024, our Payments and BCM clients have demonstrated a cautious view on the macro-environment, resulting in a slower release of IT budgets and delays to transformation projects.
We have also begun expanding our business into other verticals, such as consumer products, healthcare, mobility, insurance and retail. However, we have less experience in these verticals and there can be no assurance that we will be successful in penetrating these verticals. There may be competitors in these verticals that may be entrenched and difficult to dislodge. As a result of these and other factors, including increased spending controls by companies due to global economic conditions, our efforts to expand our client base may be expensive and may not succeed, and we therefore may be unable to grow our revenue. Failure to further penetrate our existing industry verticals or expand our client base in new verticals may materially adversely affect our revenue, financial condition and results of operations. Other developments, including impacts from the current period of economic uncertainty, the escalation of geopolitical tensions, including between Russia-Ukraine and Israel-Hamas and other unfavorable global economic conditions including disruptions to trade and commerce, in the industries in which we operate may also lead to a decline in the demand for our services, and we may not be able to successfully anticipate and prepare for any such changes. For example, consolidation or acquisitions in the industry, particularly involving our clients, may adversely affect our business. Our existing and potential clients may experience rapid changes in their prospects, substantial price competition and pressure on their profitability. This, in turn, may result in increasing pressure on us to lower our prices, which could adversely affect our revenue, results of operations and financial condition.
We are dependent on our existing client base and our ability to retain such clients.
A significant percentage of our revenue comes from our existing client base. For example, during the fiscal year ended June 30, 2024, 91.7% of our revenue came from clients from whom we generated revenue during the prior fiscal years. Additionally, during the fiscal years ended June 30, 2024, 2023 and 2022, our 10 largest clients accounted for 32.5%, 32.8% and 33.8% of our revenue, respectively. However, the volume of work performed for a specific client is likely to vary from year to year, especially since we generally do not have long-term commitments from our clients and are often not our clients’ exclusive technology services provider. A major client in one year may not provide the same level of revenue for us in any subsequent years. Further, one or more of our significant clients could be acquired and there can be no assurance that the acquirer would choose to use our services to the same degree as previously, if at all. In particular, some of our clients are owned by private equity firms and are, therefore, inherently more likely to be sold at some point in the future.

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
We use generative AI tools in our operations and expect to continue using generative AI tools in the future. With client consent, we may use generative AI tools to generate code that is incorporated into client deliverables. If we are unable to use generative AI tools, it could make our business less efficient and result in competitive disadvantages.
Generative AI refers to AI technology that creates new content (such as text, audio, data, images, video, software code), which we collectively refer to as Output, by leveraging content that the technology was trained on (e.g., through machine learning) in response to prompts submitted by a user, which we refer to as Prompts. Generative AI provides significant opportunities for new and efficient forms of content development, across a wide range of applications. However, the business, legal and ethical landscape regarding generative AI, and its commercialization and regulation is unsettled and constantly evolving. Uncertainty in the legal regulatory regime relating to AI may require significant resources to modify and maintain business practices to comply with relevant U.S. and non-U.S. laws. Several jurisdictions around the globe, including Europe and certain U.S. states, have already proposed or enacted laws governing AI and we expect other jurisdictions will adopt similar laws. For example, on August 1, 2024, the EU AI Act came into force, imposing onerous obligations that will become applicable in a phased manner. Some of the obligations relate to the use of AI-related systems and which will require us to change our business practices to comply with such obligations. We may provide services to clients who are likely to develop AI-related systems categorized by the EU AI Act as “high risk”, and as a result we will be required over the next few years to adapt our approach to software development to ensure that we are in a position to comply with all obligations that attach to such systems. We may be deemed liable under the EU AI Act for non-compliance due to our role in a client project that is [deemed caught] under the regulations. As such, we may be subject to legal liability, regulatory fines or penalties. In addition, under the EU AI Act certain AI system are deemed to present an unacceptable risk and are classed as “prohibited” AI systems on the basis that they pose an unacceptable health or safety risk or a risk to the fundamental rights of EU citizens. From February 2, 2025, our development of a system that could be deemed a prohibited AI system could amount to a serious breach of the EU AI Act. If we fail to implement processes that allow us to identify “prohibited” AI systems in our client work, and we consequently provide services with respect to such AI systems, we may be subject to legal liability, regulatory fines or penalties or reputational harm.
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
In addition, we have little or no insight into the third-party content and materials used to train the generative AI tools, or the extent of the original works which remain in the Output. As a result, we and our clients may face claims from third parties alleging infringement of their intellectual property rights, or infringement of open source licenses or other license terms. Open source licenses have various conditions on the use of the source code, ranging from notice and attribution requirements to other more onerous provisions, such as an obligation to make any proprietary code linking to or derived from such open source code available under the same license terms, which could have significant implications for our and our clients’ proprietary code. See also the risk factor titled “We incorporate third-party open source software into our client deliverables and our failure to comply with the terms of the underlying open source software licenses could adversely impact our clients and create potential liability.” We and our clients could also be subject to claims from the providers of the generative AI tools if the use of the Output or the tool is inconsistent with, or in breach of, the terms of use. Any of these claims could result in legal proceedings and liability for us or our clients, and could require us or our clients to purchase a costly license, comply with the requirements of open source software license terms, limit or cease using the Output unless and until such Output is re-engineered to avoid infringement, or change the use of, or remove, the implicated Output. As a result, clients may seek to recover from us by way of IP indemnification claims or other contractual claims any damages or costs that they have incurred as a result of claims from the providers of generative AI tools. Our use of generative AI tools for software development may also present additional security risks because the generated source code may have been modelled from publicly available code, or otherwise not be subject to our internal controls. There is also a risk that “bad actors” may intend to influence training models to incorporate latent security issues, trojans, malware, or “inorganic” results in Outputs. Unlike open source software which typically involves community oversight and review of contributions to open source projects or other community-driven code, generative AI tools may not have the same oversight and review, increasing the risk of any widespread vulnerability or influence of algorithmic output by those with intentions that are against the interest of users or entire groups of users. Our personnel may also forget to obtain client consent to incorporate code generated using generative AI tools into client deliverables or may operate in violation of client policy by taking shortcuts and using generative AI tools without authorization.
Any of the foregoing events could adversely impact our business and the business of our clients, and, as a result, we may suffer significant reputational harm and we may face claims from our clients, including contractual claims if the agreement prohibits the use of AI-generated content in the deliverables and indemnification claims.
In addition, we may use Outputs to influence our decision making. Generative AI tools however may create flawed, incomplete, inaccurate, discriminatory, unethical or biased Outputs, some of which may appear correct. This may happen if the inputs that the AI model relied on were inaccurate, incomplete or flawed (including if a bad actor “poisons” the AI model with bad inputs or logic), or if the logic of the AI model is flawed (a so-called “hallucination”). Due to these potential inaccuracies or flaws, reliance on or use of such Outputs to influence our decisions may lead to adverse outcomes, which may expose us to reputational and competitive harm, client loss, and legal liability.
We also face risks in respect of any personal data or confidential or proprietary information of the company which may be included in any Prompts. Whilst some generative AI tool operators offer an “enterprise” or “business” version with more client-favorable confidentiality and security provisions, free-to-use generative AI tools do not typically have confidentiality or security obligations with respect to Prompts or Outputs. As a result, if our confidential or proprietary information, or information of a third party to which we have an obligation to keep confidential or which is proprietary to such third party, is included in the Prompt provided to the generative AI tool, the generative AI tool might disclose or reuse such confidential or proprietary information, including re-creating the Output to others, or using the information as training data for its AI model, and we may not have the ability to prevent the generative AI tool from doing so or be aware of any changes in the generative AI tool operator’s practices or terms and conditions allowing any such use. Additionally, there is the risk of personal data being included in a Prompt, which could result in such personal data being inappropriately transferred or processed. This could result in a breach of our obligations under applicable data protection laws, or contracts with our clients or other third parties, which could put us at risk of a fine from the relevant regulator and/or a claim for damages. For further information of data protection breaches and fines, see the risk factor titled “We are subject to stringent and evolving laws, regulations, rules, self-regulatory standards, policies, contractual obligations, and other obligations related to data privacy and security, including in the European Union and the United Kingdom, where we have material operations. Our actual or perceived failure to comply with such obligations could expose us to regulatory investigations or actions, litigation, fines and penalties or other financial liabilities, disruption of our business operations, reputational harm, loss of revenue or profit, loss of clients or sales and/or adversely affect our ability to conduct our business.”

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
We must attract, retain and motivate highly skilled IT professionals.

Our business is people driven and, accordingly, our success depends upon our ability to attract, develop, motivate, retain and effectively utilize highly skilled IT professionals in our delivery locations, which are principally located in European Union countries (Bulgaria, Croatia, Poland, Romania and Slovenia), Central European countries (Bosnia & Herzegovina, Moldova, North Macedonia and Serbia), Latin America (Argentina, Colombia, Mexico and Uruguay), South East Asia (Malaysia and Vietnam) and India. We believe that there is significant competition for attracting and retaining technology professionals in the geographic regions in which our delivery centers are located, particularly professionals with skills such as AI and other new technologies. Our ability to properly staff projects, maintain and renew existing engagements and win new business depends, in large part, on our ability to recruit, train and retain IT professionals with the skills we require and in the areas where our delivery centers are located.

The technology industry generally experiences a significant rate of turnover of its workforce. Accordingly, we monitor our attrition rate throughout the year, with a target of being lower than 15% on a rolling 12-month basis. At the end of fiscal year 2024, our attrition rate was 13.1% compared to 11.4% at the end of fiscal year 2023. Failure to retain highly skilled IT professionals could have a material adverse effect on our business, results of operations and financial condition. Additionally, the recent decline in demand for our services from certain clients may also result in reduced motivation and job satisfaction for remaining employees that are affected, which may impact our ability to motivate and retain talented IT professionals. If we continue to experience an increase in employee attrition, we may struggle to replace them, which may negatively impact our ability to scale up and deliver innovative, high-quality results as the market stabilizes and demand for our services increases.

We are focused on growing our client base in North America and Europe and may not be successful.

We are focused on geographic expansion, particularly in North America and Europe. In fiscal years 2024, 2023 and 2022, 32.6%, 32.5% and 34.8% of our revenue, respectively, came from clients in North America and 25.8%, 23.0% and 21.1% of our revenue, respectively, came from clients in Europe. From fiscal year 2023 to fiscal year 2024, our revenue from clients in North America and Europe decreased by 6.4% and 4.7%, respectively, and from fiscal year 2022 to fiscal year 2023, our revenue from clients in North America and Europe increased by 13.2% and 32.3%, respectively. We have completed five significant acquisitions in North America, which has increased our sales presence in North America and added nearshore delivery capacity in Latin America. We have also made meaningful investments to expand in Europe, which expanded our sales presence in Europe and expanded the services we can provide to clients. However, our ability to add new clients will depend on a number of factors, including the market perception of our services, our ability to successfully add nearshore delivery center capacity, pricing, competition, overall economic conditions, including factors such as market correction, economic downturn, recession or fears of recession, inflation, increased unemployment and negative impacts to the global supply chain. For example, global markets are experiencing volatility and disruption, high levels of inflation and interest rate fluctuations, as well as the market correction or other negative global economic conditions resulting from the escalation of geopolitical tensions and related sanctions which may slow down our revenue growth in North America and Europe and could materially negatively affect our expansion of business in these regions. In North America, increasing partisan tensions relating to the upcoming U.S. presidential election are creating a level of uncertainly in the business world around future policy direction, adversely impacting corporate technology investment decisions and negatively impacting demand. In addition, due to recent large-scale layoffs in North America, particularly in the technology industry, there is the possibility that the increased availability of engineers in the employment market will reduce our demand, as clients may choose to have projects delivered in-house. If we are unable to retain existing clients and attract new clients in North America and Europe, we may be unable to grow our revenue and our business, financial condition and results of operations could be adversely affected.
We face intense competition.
The market for technology and IT services is intensely competitive, highly fragmented and subject to rapid change and evolving industry standards and we expect competition to intensify. We believe that the principal competitive factors that we face are the ability to innovate; technical expertise and industry knowledge; end-to-end solution offerings; the ability to effectively incorporate rapidly emerging technologies, such as AI, technology (including generative AI tools), in our operations and service offering; delivery location; price; reputation and track record for high-quality and on-time delivery of work; effective employee recruiting; training and retention; responsiveness to clients’ business needs; scale; and financial stability.

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

In addition, there are relatively few barriers to entry into our markets and we have faced, and expect to continue to face, competition from new market entrants. Further, there is a risk that our clients may elect to increase their internal resources or use generative AI solutions to produce code and enhance efficiencies to satisfy their service needs as opposed to relying on a third-party service provider, such as us. The technology services industry may also undergo consolidation, which may result in increased competition in our target markets from larger firms that may have substantially greater financial, marketing or technical resources, may be able to respond more quickly to new technologies or processes and changes in client demands, and may be able to devote greater resources to the development, promotion and sale of their services than we can. Increased competition could also result in price reductions, reduced operating margins and loss of our market share. We cannot be certain that we will be able to compete successfully with existing or new competitors or that competitive pressures will not materially adversely affect our business, results of operations and financial condition.
If we do not continue to innovate and remain at the forefront of emerging technologies and related market trends, we may lose clients and not remain competitive.
The technology services industry is competitive and continuously evolving and is subject to rapidly changing demands and constant technological developments. As a result, success and performance metrics are difficult to predict and measure in our industry. Our success depends on delivering innovative solutions that leverage emerging technologies and emerging market trends to drive increased revenue. Technological advances and innovation are constant in the technology services industry. As a result, we must continue to invest significant resources to stay abreast of technology developments so that we may continue to deliver solutions that our clients will wish to purchase. If we are unable to anticipate technology developments, enhance our existing services or develop and introduce new services to keep pace with such changes and meet changing client needs, we may lose clients and our revenue and results of operations could suffer. Furthermore, our clients may be slow to adapt to emerging technologies or invest in technology services in light of evolving industry trends. For example, in light of the recent advancements in AI, clients have realized that they will need to do significant internal preparatory work prior to implementing new or enhanced systems, which has delayed decision making by our clients and which has impacted, and may continue to impact, our financial performance.

Our results of operations would also suffer if our employees are not responsive to the needs of our clients, not able to help clients in driving innovation and not able to help our clients in effectively bringing innovative ideas to market. The increasing reliance on automation, AI (including machine learning), and other new technologies by our clients may reduce the demand for our services if we are unable to incorporate these technologies into our offering, which may adversely impact our results of operations. In addition, our competitors may be able to offer engineering, design and innovation services that are, or that are perceived to be, substantially similar or better than those we offer.

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
Our future success heavily depends upon the continued services of our senior management team, particularly our Chief Executive Officer John Cotterell, as well as other key senior-level employees. We currently do not maintain key man life insurance for any of the members of our senior management team or other key employees. We also do not have long-term employment contracts with any of our key employees. We are only entitled to six to 12 months’ prior notice if our executive officers intend to terminate their respective employment with us and three months’ prior notice if any of our other senior executives intend to terminate their respective employment with us. If one or more of our senior executives or key employees are unable or unwilling to continue in their present positions, it could disrupt our business operations, and we may not be able to replace them easily, on a timely basis or at all. In addition, competition for senior executives and key employees in our industry is intense, and we may be unable to retain our senior executives and key employees or attract and retain new senior executives and key employees in the future, in which case our business may be severely disrupted.
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
Our business may suffer if we fail to identify and acquire appropriate acquisition targets, and recently completed and potential future acquisitions could prove difficult to integrate or may disrupt our business, dilute shareholder value, strain our resources or otherwise adversely affect our business, financial condition or results of operations.

We have completed three acquisitions in the past fiscal year; GalaxE Group, Inc. and its subsidiaries in April 2024, EQ TekSP z.o.o., or EQ Tek, in February 2024 and TLM Partners, Inc. and its subsidiaries in August 2023. If there is a lack of supply of businesses that satisfy our criteria and are willing to be acquired by us, or we fail to successfully acquire such businesses, this may negatively impact our growth targets and progress on strategic goals.

In the future, we may pursue additional acquisition opportunities to enhance our capabilities, client base, geographic reach, country and industry diversification, financial performance and other factors. Realizing the benefits of acquisitions depends in part on the successful integration of operations and personnel. Integrating the operations of acquired businesses successfully or otherwise realizing any of the anticipated benefits of acquisitions, including anticipated cost savings and additional revenue opportunities, is complex and time-consuming and involves a number of potential challenges. These include the effective and timely alignment of the acquired entity’s processes and systems with ours, arranging an external audit of these acquired entities conducted by a reputable independent accounting firm, reviewing the appropriateness of the acquired entities’ key accounting policies, developing accounting systems, and ensuring that appropriate internal controls over these accounting systems are introduced to eventually operate in a regulated SOX environment. The failure to meet these integration challenges could delay full integration of the newly acquired businesses and could seriously harm our financial condition and results of operations.

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
As a result, we may not achieve the anticipated benefits of any such acquisitions, and we may incur costs in excess of what we anticipate. Acquisitions frequently involve benefits related to the integration of operations of the acquired business. The failure to successfully integrate the operations or otherwise to realize any of the anticipated benefits of the acquisition could seriously harm our results of operations.
We can offer no assurance that any acquired businesses will prove to be successful and accretive to shareholder value. Among other negative effects, our pursuit of such business opportunities could reduce operating margins, require more working capital, reduce interest income or create interest costs, subject us to additional laws and regulations and materially adversely affect our business, financial condition, cash flows or results of operations.
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
The terms of our revolving credit facility and any further debt we incur may affect our ability to operate our business or secure additional financing in the future.

In February 2023, we entered into a new Multicurrency Revolving Facility Agreement, or the Facility Agreement, with National Westminster Bank plc as agent, or the Agent, HSBC UK Bank plc, DNB (UK) Limited, Keybank National Association, Banco Bilbao Vizcaya Argentaria, S.A., London Branch and Fifth Third Bank, National Association as mandated lead arrangers, bookrunners and original lenders, providing for an unsecured revolving credit facility in the amount of £350.0 million, or the Facility. The Facility Agreement also provides for an uncommitted accordion option for up to an aggregate of £150.0 million in additional borrowing. As of June 30, 2024, an amount of £144.8 million is outstanding under the Facility.

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
We have in the past experienced, and may in the future experience, a long selling and implementation cycle with respect to certain projects that require us to make significant resource commitments prior to recognizing revenue for our services.
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
Implementing our services also involves a significant commitment of resources over an extended period of time from both our clients and us. Our clients may experience delays in obtaining internal approvals or delays associated with technology, thereby further delaying the implementation process. Our current and future clients may not be willing or able to invest the time and resources necessary to implement our services, and we may fail to close sales with potential clients to which we have devoted significant time and resources. In addition, it is possible that our current and future clients will try to reduce their investment and dependency on human resources, and, in turn, us, by adopting AI initiatives. We may therefore incur additional costs in delivering these specific AI initiatives. We may therefore incur additional costs in delivering these specific AI or ML environments, specific to each client or prospective client, which may also negatively affect future revenue. Any significant failure to generate revenue or delays in recognizing revenue after incurring costs related to our sales or services process could materially adversely affect our business.
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
Our clients generally do not have any long-term commitments to us. Many of our clients can terminate our master services agreements and work orders with or without cause, in some cases with only to 30 days’ prior notice or less. Although a substantial majority of our revenue is typically generated from existing clients, our engagements with our clients are typically for projects that are singular in nature. In addition, large and complex projects may involve multiple engagements or stages, and a client may choose not to retain us for all or additional stages or may cancel or delay planned engagements. Therefore, we must seek to obtain new engagements when our current engagements are successfully completed or are terminated as well as maintain relationships with existing clients and secure new clients to maintain and expand our business.
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
Legislation enacted in certain European jurisdictions and any future legislation in Europe or any other country in which we have clients that restricts the performance of services from an offshore location could also materially adversely affect our business, financial condition and results of operations. For example, legislation enacted in the United Kingdom, based on the 1977 EC Acquired Rights Directive, has been adopted in some form by some European Union countries, and provides that if a company outsources all or part of its business to an IT services provider or changes its current IT services provider, the affected employees of the company or of the previous IT services provider may automatically transfer to the new IT services provider, generally on the same terms and conditions as their original employment. In addition, dismissals of employees who were employed by the company or the previous IT services provider immediately prior to that transfer are generally considered automatically unfair dismissals that entitle such employees to compensation. As a result, in order to avoid unfair dismissal claims, we may have to offer, and become liable for, voluntary redundancy payments to the employees of our clients who outsource business to us in the United Kingdom and other European Union countries who have adopted similar laws. This legislation could materially affect our ability to obtain new business from companies in the United Kingdom and European Union and to provide outsourced services to companies in the United Kingdom and European Union in a cost-effective manner.
Compliance efforts can be expensive and burdensome, and, we could be subject to regulatory investigations and orders, significant fines and penalties, mitigation and breach notification expenses, private litigation and contractual damages, corrective action plans and related regulatory oversight and reputational harm.
Governments and industry organizations may also adopt new laws, regulations or requirements, or make changes to existing laws or regulations, that could impact the demand for, or value of, our services and/or workforce management. For example, following the recent U.K. general election, the Labour party has formed a new government, and has indicated that it intends to make significant changes to U.K. employment law. This includes, among other things, potential changes to unfair dismissal and collective redundancy laws. These legislative changes are expected to make it more difficult and costly for the company to dismiss employees and increase litigation risks. If we are unable to adapt the solutions we deliver to our clients to changing legal and regulatory standards or other requirements in a timely manner, or if our solutions fail to allow our clients to comply with applicable laws and regulations, our clients may lose confidence in our services and could switch to services offered by our competitors, or threaten or bring legal actions against us.
We have significant fixed costs related to lease facilities and may incur additional expense as we adapt our facilities in response to our transition to a hybrid working model.
We have made and continue to make significant contractual commitments related to our leased facilities. The total lease related expense (net of any related gains and income) included in our financial statements for the 2024 fiscal year was £17.4 million, and we are contractually committed to £16.5 million in such lease expenses for the 2025 fiscal year. These expenses will have a significant impact on our fixed costs, and if we are unable to grow our business and revenue proportionately, or if we are unable to renegotiate these leases, our operating results may be negatively affected.
Additionally, as we continue to move to a hybrid working model allowing for remote work, we may require less office space than we currently have under our leases. Accordingly, we may need to renegotiate our existing leases to reduce or eliminate space or we may be required to terminate those leases early, which could have a negative impact on our operating results. For example, during the fiscal year ended June 30, 2024, we recognized £1.9 million in additional one-time property costs due to the early termination of certain leases in locations where we decided to reduce our footprint. The process of renegotiating our existing leases or terminating such leases early could be costly and time consuming and could lead to disputes with existing landlords. We cannot guarantee that any new leases would be on the same or better terms as our current lease arrangements.
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

A significant proportion of our greenhouse gas, or GHG, emissions come from the buildings we occupy. In order to achieve our carbon-reduction targets pursuant to any ESG initiatives that we pursue, including the Science Based Targets initiative, we will be required to reduce GHG emissions from the buildings we occupy. Measures to reduce our GHG emissions may include relocating to buildings producing lower GHG emissions and implementing other sustainability measures, all of which could adversely affect our financial condition and results of operations.
Our ability to expand our business and procure new contracts or enter into beneficial business arrangements could be affected to the extent we enter into agreements with clients containing non-competition clauses.
We are a party to a small number of agreements with clients that restrict our ability to perform similar services for such clients’ competitors. We may in the future enter into agreements with clients that restrict our ability to accept assignments from, or render similar services to, those clients’ clients, require us to obtain our clients’ prior written consent to provide services to their clients or restrict our ability to compete with our clients, or bid for or accept any assignment for which those clients are bidding or negotiating. These restrictions may hamper our ability to compete for and provide services to other clients in a specific industry in which we have expertise and could materially adversely affect our business, financial condition and results of operations.
Risks Related to Our Intellectual Property
We may not receive sufficient intellectual property rights from our employees and contractors to comply with our obligations to our clients and we may not be able to prevent unauthorized use of our intellectual property.
Our contracts generally require, and our clients typically expect, that we will assign to them all intellectual property rights associated with the deliverables that we create in connection with our engagements. In order to assign these rights to our clients, we must ensure that our employees and contractors validly assign to us all intellectual property rights that they have in such deliverables. Our policy is to require employees and independent contractors to sign assignment of intellectual property agreements with us upon commencement of employment or engagement, but there can be no assurance that we will be able to enforce our rights under such agreements. Given that we operate in a variety of jurisdictions with different and evolving legal regimes, particularly in Central Europe, India and Latin America, we face increased uncertainty regarding whether such agreements will be found to be valid and enforceable by competent courts and whether we will be able to avail ourselves of the remedies provided for by applicable law.
Our success also depends in part on certain methodologies, practices, tools and technical expertise our company utilizes in designing, developing, implementing and maintaining applications and other proprietary intellectual property rights. In order to protect our intellectual property rights, we rely upon a combination of nondisclosure and other contractual arrangements as well as trade secret, copyright, patent and trademark laws. We consider proprietary trade secrets and confidential know-how to be important to our business. However, trade secrets and confidential know-how are difficult to maintain as confidential. To protect this type of information against disclosure or appropriation by competitors, our policy is to require our employees, consultants, contractors and advisors to enter into confidentiality agreements with us. We also seek to preserve the integrity and confidentiality of our data, trade secrets and know-how by maintaining physical security of our premises and physical and electronic security of our information technology systems. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary technologies are or will be effective. We cannot guarantee that our trade secrets and other proprietary and confidential information will not be disclosed or that competitors will not otherwise gain access to our trade secrets. Current or former employees, consultants, contractors and advisers may unintentionally or willfully disclose our confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Enforcing a claim that a third party illegally obtained and used trade secrets and/or confidential know-how is expensive, time consuming, unpredictable and may vary from jurisdiction to jurisdiction. Furthermore, if a competitor lawfully obtained or independently developed any of our trade secrets, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position. If the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating the trade secret.

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
Further, our current and former employees could challenge our exclusive rights to the software they have developed in the course of their employment. In certain countries in which we operate, an employer is deemed to own the copyright work created by its employees during the course, and within the scope, of their employment, but the employer may be required to satisfy additional legal requirements in order to make further use and dispose of such works. While we believe that we have complied with all such requirements, and have fulfilled all requirements necessary to acquire all rights in software developed by our employees and independent contractors, these requirements are often ambiguously defined and enforced. As a result, we may not be successful in defending against any claim by our current or former employees or independent contractors challenging our exclusive rights over the use and transfer of works those employees or independent contractors created or requesting additional compensation for such works.
We use software, hardware and SaaS, technologies from third parties that may be difficult to replace or that may cause errors or defects in, or failures of, the services or solutions we provide, which could result in material adverse consequences.
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
Risks Related to Litigation, Regulation and Legislation
Our business and operations could be negatively affected by any pending or future litigation or shareholder activism.
From time to time, we may be subject to litigation, including securities class actions, derivative suits or other securities-related legal actions.

In the past, securities class actions have often been brought against companies following declines in the market prices of their securities. In addition, shareholder activism, which could take many forms and arise in a variety of situations, has been increasing recently. This risk is especially relevant for us because technology companies have experienced significant stock price volatility in recent years. Volatility in our stock price or other reasons may in the future cause us to become the target of securities litigation or shareholder activism. Securities litigation and shareholder activism, could result in substantial costs, including significant legal fees and other expenses, and divert our management and board of directors’ attention and resources from our business. The results of litigation and other legal proceedings are inherently uncertain, and adverse judgments or settlements in some of these legal disputes may result in adverse monetary damages, penalties or injunctive relief against us, which could have a material adverse effect on our financial position, cash flows or results of operations.

Any claims or litigation, even if fully indemnified or insured, could adversely affect our relationships with clients and business partners, damage our reputation, decrease client demand for our services and make it more difficult to attract and retain qualified personnel, making it more difficult for us to compete effectively. In addition, lawsuits or legal claims involving us may increase our insurance premiums, deductibles or co-insurance requirements or otherwise make it more difficult for us to maintain or obtain adequate insurance coverage on acceptable terms, if at all. Furthermore, while we maintain insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions as well as caps on amounts recoverable. Even if we believe a claim is covered by insurance, insurers may dispute our entitlement to recovery for a variety of potential reasons, which may affect the timing and, if the insurers prevail, the amount of our recovery. Our exposure under these matters may also include our indemnification obligations, to the extent we have any, to current and former officers and directors against losses incurred in connection with these matters, including reimbursement of legal fees and other expenses.

As a result, future lawsuits involving us, or our officers or directors, could have a material adverse effect on our business, reputation, financial condition, results of operations, liquidity and the trading price of our ADSs.

We may be subject to liability claims for actual or perceived breaches of our contracts, which may not contain limitations of liability, and our insurance may be inadequate to cover our losses.
We are subject to numerous obligations, including indemnity obligations, in our contracts with our clients and suppliers. Despite the procedures, systems and internal controls we have implemented to comply with our contracts, we may breach these commitments, whether through a failure to comply with applicable laws or regulations, a weakness in our procedures, systems and internal controls, inability to prevent acts by third parties, such as cyber threat actors or negligence or the willful act of an employee or contractor. Additionally, a client may make a claim against us because they believe such a breach of contract occurred. Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our contractual obligations, including our privacy and security obligations. We currently carry insurance, including, but not limited to, professional indemnity (errors and omissions) and cyber and data coverage in an amount we consider reasonable and appropriate for all of the services we provide. These insurance policies may be inadequate to insure us for any potential losses that may result from claims arising from breaches of our contracts, security incidents, disruptions in our services, failures or disruptions to our infrastructure, catastrophic events and disasters or otherwise. In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all. Further, our insurance may not cover all claims made against us and defending a suit or claim, regardless of its merit, could be costly and divert management’s attention.
We are subject to stringent and evolving laws, regulations, rules, self-regulatory standards, policies, contractual obligations, and other obligations related to data privacy and security, including in the European Union and the United Kingdom, where we have material operations. Our actual or perceived failure to comply with such obligations could expose us to regulatory investigations or actions, litigation, fines and penalties or other financial liabilities, disruption of our business operations, reputational harm, loss of revenue or profit, loss of clients or sales and/or adversely affect our ability to conduct our business.
In the ordinary course of business, we collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, process) personal data and other sensitive information, including proprietary and confidential business data, trade secrets, source code, intellectual property, sensitive third-party data, and client data (including proprietary and confidential information of our clients and our clients’ clients, such as their confidential business data and intellectual property). Our data processing activities subject us to numerous laws, rules, regulations, guidance, external and internal privacy and security policies, contractual requirements, industry standards, and other obligations related to privacy and data security, including in the United Kingdom and European Union, where we have material operations, and other jurisdictions around the world.

European countries have imposed strict laws, regulations, directives and requirements for processing personal data, such as the European Union’s General Data Protection Regulation, or EU GDPR, and the United Kingdom’s General Data Protection Regulation, or U.K. GDPR, and the Privacy and Electronic Communications Directive 2002/58/EC, or ePrivacy Directive. For example, both the EU GDPR and/or the U.K. GDPR, together referred to as GDPR, require covered companies to offer individuals certain rights over their personal data (such as the right to be forgotten), impose additional data breach notification requirements, requires companies to appoint data protection officers in certain circumstances, and impose additional recordkeeping obligations, in addition to other requirements. Penalties under these laws (and others) can be severe. In particular, under the GDPR we may face temporary or definitive bans on data processing and other corrective actions that could materially adversely impact our operations and ability to do business; fines of up to 20 million Euros or 17.5 million pounds (under the EU GDPR and the U.K. GDPR, respectively) or 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal data brought by individual data subjects or groups of data subjects or consumer protection organizations authorized at law to represent their interests. Developments and changes in privacy and data security laws in the European Union and United Kingdom, including to the EU GDPR, U.K. GDPR, ePrivacy Directive, and EU or U.K. data breach laws, may more materially affect our operations than developments or changes to such laws in other jurisdictions because the majority of our operations (including employees) are based in the EU and U.K., we are headquartered in the United Kingdom, and we serve clients across Europe. Additionally, we may be subject to various privacy laws in the jurisdictions where we operate, including Australian privacy laws, such as the Privacy Act of 1988, as well as Canada’s Personal Information Protection and Electronic Documents Act, or PIPEDA, and various related provincial laws, as well as Canada’s Anti-Spam Legislation, or CASL. We also have operations in Asia, and may be subject to new and emerging data privacy regimes in the region, including Singapore’s Personal Data Protection Act or Vietnam Decree No. 13/2023/ND-CP on the Protection of Personal Data. The Digital Personal Data Protection Act, 2023 has been published in India and although an effective date has not yet been set by the government, we may need to undertake substantial changes to our approach to international data transfers, data processing and compliance once it is enforced in the region.

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

Although there are currently various mechanisms that may be used to transfer personal data from Europe to inadequate countries or to U.S.-based companies which did not self-certify to the new EU-U.S. Data Privacy Framework, such as the standard contractual clauses in the European Union and the United Kingdom, these mechanisms are complex to implement effectively and subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to such countries or recipients. Other jurisdictions may adopt similarly stringent data localization and cross-border data transfer laws, or such laws may be stringently interpreted by regulators. If there is no lawful manner for us to transfer personal data from the United Kingdom, Europe or other jurisdictions to different countries, or if the requirements for a legally-compliant transfer are too onerous, we could face materially adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties, and injunctions against our processing or transferring of personal data necessary to operate our business. Notably, some European regulators have prevented companies from transferring personal data out of Europe for allegedly violating GDPR and the EU’s cross-border data transfer limitations. Additionally, some of our client contracts may require us to host personal data locally, and this further complicates our ability to transfer and process personal data in order to provide our services, operate and earn revenue.

In the United States, federal, state, and local governments have enacted numerous privacy and data security laws, including consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), data breach notification laws, and personal data privacy laws. For example, the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA imposes specific requirements relating to the privacy, security, and transmission of individually identifiable health information, including on entities such as ours which are business associates under HIPAA. Various states have also implemented laws regulating the use and disclosure of individually identifiable health information. Additionally, some of our U.S. healthcare industry clients may rely on our solutions to protect information as required by HIPAA and related regulations. As another example, the California Consumer Privacy Act, the CCPA, applies to personal information of consumers, business representatives, and employees who are California residents, and requires businesses to provide specific disclosures in privacy notices and honor requests of such individuals to exercise certain privacy rights. The CCPA provides for administrative fines of up to $7,500 per intentional violation and allows private litigants affected by certain data breaches to recover significant statutory damages. Other states, such as Virginia, Utah, Connecticut and Colorado, have also passed comprehensive privacy laws, and similar laws are being considered in several other states. These developments may further complicate compliance efforts, and may increase legal risk and compliance costs for us, the third parties with whom we work, and our clients. Additionally, privacy and data security laws have been proposed at the federal, state, and local levels in recent years, which could further complicate compliance efforts. Recently, under the current EU-U.S. Data Privacy Framework, the U.S. federal government has made a commitment to expand data subject rights with the opportunity to seek judicial redress. This material change to previous iterations of the EU-U.S. Data Privacy Framework may lead to an increased number of privacy disputes.
Our use of generative AI tools is also subject to privacy and data security laws. For further information, see risk factor “We use generative AI tools in our operations, which may result in significant operational challenges, liability and reputational harm.”

In addition to privacy and data security laws, we are contractually subject to industry standards adopted by industry groups and we are, or may become, subject to such obligations in the future. We are also bound by contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful. For example, certain privacy laws, such as the GDPR and the CCPA, require our clients to impose specific contractual restrictions on their processors or service providers. We publish privacy policies, marketing materials and other statements, such as compliance with certain certifications or self-regulatory principles, including to our clients and others regarding data privacy and security. If these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences.

Obligations related to privacy and data security are quickly changing, becoming increasingly stringent, and creating regulatory uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources. These obligations may necessitate changes to our services, information technologies, systems, and practices and to those of any third parties that process personal data on our behalf. We may at times fail (or be perceived to have failed) in our efforts to comply with our data privacy and security obligations. Moreover, despite our efforts, our personnel or third parties with whom we work may fail to comply with such obligations, which could negatively impact our business operations.
Any failure or perceived failure by us or the third parties with whom we work to comply with applicable privacy or data security obligations could result in significant consequences, including governmental investigations and enforcement actions (e.g., fines, penalties, audits, inspections, and similar), litigation (including class-action claims) or other claims, additional reporting requirements and/or oversight, bans on processing personal data, orders to destroy or not use personal data, and fines and penalties. In particular, plaintiffs have become increasingly more active in bringing privacy-related claims against companies, including class claims and mass arbitration demands. Some of these claims allow for the recovery of statutory damages on a per violation basis, and, if viable, carry the potential for monumental statutory damages, depending on the volume of data and the number of violations. Any of these events could have a material adverse effect on our reputation, business or financial condition, including but not limited to: adverse publicity, loss of trust in us by our clients and partners, reputational harm, inability to process personal data or to operate in certain jurisdictions, expenditure of time and resources to defend any claim or inquiry, and interruptions or stoppages in our business operations.
Our performance and reputation could be adversely affected by increased focus on and demands from clients, investors and regulators with respect to ESG issues and we may be criticized or penalized for the timing, nature or scope of our ESG disclosures as regulatory standards evolve.

There is an increasing focus from regulators, certain investors, and other stakeholders concerning matters relating to ESG factors. ESG includes not only environmental issues but also human rights, diversity, responsible supply chain management, ethics, cybersecurity and privacy concerns. We communicate certain ESG-related initiatives and commitments regarding environmental matters, diversity and other matters on our website and elsewhere, including in our annual Sustainability Report.

Our ability to achieve our ESG commitments may be subject to numerous risks, many of which are beyond our control and which may result in us failing to achieve, or be perceived to fail to achieve, our ESG-related initiatives or commitments. We may struggle to secure required resources and related technologies or suppliers that can meet our standards. We may incur substantial costs for environmental regulatory compliance and other ESG initiatives. If we fail to achieve our targets or are perceived to fail to do so, our reputation, business and operations may be adversely affected.

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

Some of our projects require a portion or all of the work to be undertaken at our clients’ facilities, which are often located outside our employees’ country of residence. The ability of our employees to work in locations around the world may depend on their ability to obtain the required visas and work permits, and this process can be lengthy and difficult. Immigration laws are subject to legislative change, as well as to variations in standards of application and enforcement due to political forces and economic conditions. In addition, we may become subject to taxation and employment laws in jurisdictions where we would not otherwise be so subject as a result of the amount of time that our employees spend in any such jurisdiction in any given year. While we seek to monitor the number of days that our employees spend in each country to minimize such tax and employment liabilities, there can be no assurance that we will be successful in these efforts.

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
Risks Related to Our Global Operations
Our revenue, margins, results of operations and financial condition may be materially adversely affected if general economic conditions in Europe, the United States or the global economy worsen.

We derive a significant portion of our revenue from clients located in Europe and the United States. The technology services industry is particularly sensitive to the economic environment, and tends to decline during general economic downturns. If the U.S. or European economies continue to weaken or slow, including as a result of the Russia-Ukraine conflict, any impact of the Israel-Hamas war and related economic sanctions, or if the global economic slowdown persists or exacerbates, pricing for our services may be depressed and our clients may reduce or postpone their technology spending significantly, which may, in turn, lower the demand for our services and negatively affect our revenue and profitability. We have, in the fiscal years ended June 30, 2024 and June 30, 2023, experienced a slowing in demand for our services from clients in North America and United Kingdom, particularly from the private equity-backed companies in these geographies, due to a weakened economic outlook and global markets instability, and if this continues in the near to medium term, we may suffer declines in revenue and profitability. This may negatively impact investor perception of our company and could significantly impact our share price.

A weak or declining economy could also cause our clients to delay making payments for our services. Additionally, any weakening or failure of banking institutions or banking systems, which could be caused by a weakening or slowdown of the U.S., European or global economies, could adversely impact our business, operating results and financial condition and negatively impact our ability to receive and make payments. If we are unable to successfully anticipate changing economic and political conditions affecting the markets in which we operate, we may be unable to effectively plan for or respond to those changes, and our results of operations could be adversely affected.
Increased inflation rates in the regions in which we operate may reduce our margins, profitability and financial performance.

Economies in many regions in which we operate, including the United States and Europe, have experienced over the past financial year, or are currently experiencing, higher rates of inflation. Periods of higher inflation may slow economic growth and significantly impact our results of operations. To the extent inflation causes costs to increase, including wages, rents, leases and employee benefit payments, such inflation may materially adversely affect our financial results and business as it may erode our profitability. We may be unable to raise our prices in line with increased inflation and fail to pass on the costs of increased inflation to our clients. As a result, this may reduce our gross margins and profitability.
Fluctuations in currency exchange rates could materially adversely affect our financial condition and results of operations.

We have operations in a number of countries, including Argentina, Australia, Austria, Bosnia & Herzegovina, Bulgaria, Canada, Colombia, Croatia, Denmark, Germany, India, Ireland, Malaysia, Mexico, Moldova, the Netherlands, North Macedonia, Poland, Romania, Serbia, Singapore, Slovenia, Switzerland, United Arab Emirates,

the United Kingdom, the United States, Uruguay and Vietnam, and we serve clients across Europe, North America and the rest of the world, or RoW. As a result of the international scope of our operations, fluctuations in exchange rates, particularly between the British Pound, our reporting currency, and the Euro and U.S. dollar, may adversely affect us. Currency fluctuations related to the current geopolitical climate, notably in Europe but also, to a lesser degree, globally, had a significant impact on our financial results for the fiscal year ended June 30, 2024. In the fiscal year ended June 30, 2024, 31.5% of our sales were denominated in the British Pound, 35.6% of our sales were denominated in U.S. dollars, 22.8% were denominated in Euros and the balance were in other currencies. Conversely, during the same time period, 67.4% of our expenses were denominated in Euros (or in currencies that largely follow the Euro, including the RON) or U.S. dollars. As a result, strengthening of the Euro or U.S. dollar relative to the British Pound presents the most significant currency-related risk to us. Any significant fluctuations in currency exchange rates may have a material impact on our business.
Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and the price of our ADSs.

The global economy, including credit and financial markets, has in recent years experienced significant volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, high levels of inflation and interest fluctuations, disruptions in access to bank deposits or lending commitments due to bank failures and uncertainty about economic stability. For example, the COVID-19 pandemic resulted in widespread unemployment, economic slowdown and extreme volatility in the capital markets. Similarly, the Russia-Ukraine conflict and related economic sanctions and the Israel-Hamas war have created significant volatility in the global capital markets and resulted in adverse global economic consequences, including disruptions of the global supply chain and energy markets. Because we have global operations, any such volatility in and disruptions to global macroeconomic conditions has impacted and, may in the future adversely impact, our operations and financial condition, that of our clients and/or the third parties on whom we rely. If the equity and credit markets deteriorate, including as a result of political unrest or war, it may make any necessary debt or equity financing more difficult to obtain in a timely manner or on favorable terms, more costly or more dilutive. Increased inflation rates can adversely affect us by increasing our costs, including labor and employee benefit costs. In addition, higher inflation could also increase our clients’ operating costs, which could result in reduced budgets for our clients and potentially less demand for our products and services. Consistent high inflation and any related high interest rates could have a material adverse effect on our business, results of operations and financial condition.

Our international operations involve risks that could increase our expenses, adversely affect our results of operations and require increased time and attention from our management.

As of June 30, 2024, approximately 40.6% of our employees work in nearshore delivery centers in European Union countries, 8.2% in delivery centers in South-East Asia, 11.2% in delivery centers in Latin America, and 9.2% in delivery centers in India. We have operations in 29 countries, and we serve clients globally. As a result, we may be subject to risks inherently associated with international operations. Our global operations expose us to numerous and sometimes conflicting legal, tax and regulatory requirements, and violations or unfavorable interpretation by the respective authorities of these regulations could harm our business. Risks associated with international operations include difficulties in enforcing contractual rights, potential difficulties in collecting accounts receivable, the burdens of complying with a wide variety of foreign laws, repatriation of earnings or capital and the risk of asset seizures by foreign governments. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations. Such companies may have long-standing or well-established relationships with desired clients, which may put us at a competitive disadvantage. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. As a global company, our performance may also be affected by global economic conditions as well as rising geopolitical tensions, such as the Russia-Ukraine conflict, and other conditions with global reach. Our international expansion plans may not be successful and we may not be able to compete effectively in other countries. These factors could impede the success of our international expansion plans and limit our ability to compete effectively in other countries. Additionally, addressing the operational and other challenges posed by our international operations will require significant time and attention from management.
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
We conduct business globally and file income tax returns in multiple jurisdictions. Our consolidated effective income tax rate could be materially adversely affected by several factors, including: changing tax laws (such as the increase in the headline rate of corporation tax in the United Kingdom), regulations and treaties, or the interpretation thereof; tax policy initiatives and reforms under consideration (such as those related to the Organization for Economic Co-Operation and Development’s, or OECD, Base Erosion and Profit Shifting, or BEPS, Project, the European Commission’s state aid investigations and other initiatives); the practices of tax authorities in jurisdictions in which we operate and jurisdictions in which our clients operate; the cancellation of or alteration to relevant tax incentive regimes; the resolution of issues arising from tax audits or examinations and any related interest or penalties. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid.
In particular, there have been significant changes to the taxation systems in Central European countries and also in Argentina and the United States in recent years as the authorities have gradually replaced or introduced new legislation regulating the application of major taxes such as corporate income tax, VAT, corporate property tax, personal income taxes and payroll taxes. The post-Brexit deal that the United Kingdom agreed with the European Union did not include an exemption from withholding tax on dividends between U.K. and E.U. resident group members, and Romanian dividend withholding tax rates have been increased, and so profits recognized by us in

Romania are now subject to an 8% withholding tax on distributions to us. The headline rate of corporation tax in the United Kingdom increased from 19% to 25% from April 2023. In addition, the new rules based on OECD proposals, commonly referred to as “BEPS 2.0,” will make important changes to the international tax system, by allocating taxing rights in respect of certain profits of multinational enterprises above a fixed profit margin to the jurisdictions within which they carry on business (subject to threshold rules) and imposing a minimum effective tax rate on certain multinational enterprises. In particular, the OECD is coordinating the implementation of rules to be adopted for taxing the digital economy, specifically with respect to nexus and profit allocation (Pillar One), and for a global minimum tax (Pillar Two), the latter rules having been implemented in a number of jurisdictions with effect from January 1, 2024.

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
A tax authority may disagree with tax positions that we have taken, which could result in increased tax liabilities. For example, His Majesty’s Revenue & Customs, or HMRC, the U.S. Internal Revenue Service or another tax authority could challenge our allocation of income by tax jurisdiction and the amounts paid between our affiliated companies pursuant to our intercompany arrangements and transfer pricing policies, including methodologies for valuing developed technology and amounts paid with respect to our intellectual property development. If such a challenge or disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest, and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows, and lower overall profitability of our operations. Our financial statements could fail to reflect adequate reserves to cover such a contingency. For example, during the fiscal year ended June 30, 2024, HMRC initiated an inquiry into our claims relating to the U.K.’s Research and Development Expenditure Credit, or RDEC, program in relation to the fiscal year ended June 30, 2022. Our tax years from June 30, 2016 onward remain open to inspection by HMRC. The total value of these RDEC claims through fiscal year ending June 30, 2024 is approximately £18.5 million, net of tax. As of June 30, 2024, no provision has been recorded in the consolidated financial statements related to this inquiry and a contingent liability has been disclosed.
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
Although PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets, we believe we were not a PFIC for our 2023 tax year and we do not expect to be a PFIC for our current taxable year. However, our status as a PFIC is a fact-intensive determination made on an annual basis after the end of each taxable year, and we cannot provide any assurances regarding our PFIC status for the current, prior or future taxable years, and our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year. See “Taxation—U.S. Federal Income Tax Considerations for U.S. Holders—Passive Foreign Investment Company Rules” for a further discussion of the PFIC rules.
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
Certain countries in South Asia, Central Europe and Latin America are generally considered to be emerging markets, which are subject to rapid change and greater legal, economic and political risks than more established markets. Financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in South East Asia, Central Europe and Latin America and adversely affect the economy of the region. Political instability could result in a worsening overall economic situation, including capital flight and slowdown of investment and business activity. Current and future changes in governments of the countries in which we have or develop operations, as well as major policy shifts or lack of consensus between various branches of the government and powerful economic groups, could lead to political instability and disrupt or reverse political, economic and regulatory reforms, which could materially adversely affect our business and operations in those countries. In addition, political and economic relations between certain of the countries in which we operate are complex, and recent conflicts have arisen between certain of their governments. Political, ethnic, religious, historical and other differences have, on occasion, given rise to tensions and, in certain cases, military conflicts among Central European, Latin American or South East Asian countries which can halt normal economic activity and disrupt the economies of neighboring regions. The emergence of new or escalated tensions in South East Asia, Central European or Latin American countries could further exacerbate tensions between such countries and the United Kingdom, the United States and the European Union, which may have a negative effect on their economy, our ability to develop or maintain our operations in those countries and our ability to attract and retain employees, any of which could materially adversely affect our business and operations.
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
Wage costs for IT professionals in South East Asia, Central European, Latin American countries and in India are typically lower than comparable wage costs in more developed countries. However, wage costs in the technology services industry in these countries may increase at a faster rate than in the past and wage inflation for the IT industry may be higher than overall wage inflation within these countries. We may need to increase the levels of employee compensation more rapidly than in the past to remain competitive, and we may not be able to pass on these increased costs to our clients. In addition, we have observed increased wage expectations on a global scale due to inflation and adverse global economic conditions. Such wage expectations could create challenges for our recruiting efforts in light of profitability considerations and margin expectations. Unless we are able to continue to increase the efficiency and productivity of our employees as well as the prices we can charge for our services, wage inflation may materially adversely affect our financial condition and results of operations.
In the future, in certain locations, we may be required to report on and remedy any gender pay gaps identified, resulting in wage pressure in such locations. The EU recently adopted a new Equal Pay and Pay Transparency Directive, or the Directive, which EU Member States must implement by June 1, 2026. Under this Directive, employers with 100 or more employees must report on gender pay gap on various types of remuneration (including complementary and variable pay) across categories of workers who perform either the same work or work of “equal value”. Based on current headcounts, we would be subject to such reporting obligations in several Central European locations as well as Germany. In the event that our gender pay gap reports identify any gaps that are not based on objective and gender-neutral factors, the business would need to remedy the situation within a “reasonable period of time” in cooperation with worker representatives, local labor inspectorates and/or local equality bodies. Workers may be entitled to claim compensation for all losses sustained and penalties may also be imposed (as will be set by Member States’ legislation). This could potentially expose us to significant liability. Although the Directive does not yet apply to us, as we prepare for its implementation in the relevant locations we may be required to increase wages where we identify any potential non-compliance with the directive, increasing wage pressure in certain locations.
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
Risks Related to Being a Public Company, Ownership of Our ADSs, and Other General Risks
If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired, and the trading price of our ADSs may be negatively impacted.
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
We have in the past identified, and may in the future identify, material weaknesses in our internal control over financial reporting. To the extent we identify material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future.
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
Sales of a substantial number of our ADSs in the public market by our existing shareholders, or the perception that these sales might occur, could depress the market price of our ADSs and could impair our ability to raise capital through the sale of additional equity securities. This risk may be exacerbated following the expiration of certain conversion restrictions applicable to our Class B ordinary shares in July 2023, which enables any holder of Class B ordinary shares to convert such shares to Class A ordinary shares and sell the Class A ordinary shares as ADSs in the market. We are unable to predict the effect that such sales may have on the prevailing market price of our ADSs, particularly if our founding shareholders and/or executives seek to reduce their interest in Endava.
In addition, as of June 30, 2024, there were outstanding 4,324,717 Class A ordinary shares issuable by us upon exercise of outstanding share options or the vesting of restricted share units, or RSUs. We have registered all of the ADSs representing Class A ordinary shares issuable upon exercise of outstanding options or the vesting of RSUs, and upon exercise of settlement of any options or other equity incentives we may grant in the future, for public resale under the Securities Act. Accordingly, these shares will be able to be freely sold in the public market upon issuance as permitted by any applicable vesting requirements, subject to restrictions on sales of our shares by affiliates.
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
•In relation to a voluntary offer (i.e., any offer which is not a mandatory offer), when interests in shares representing 10% or more of the shares of a class have been acquired for cash by an offeror (i.e., a bidder) and any person acting in concert with it in the offer period and the previous 12 months, the offer must be in cash or include a cash alternative for all shareholders of that class at not less than the highest price paid for any interest in shares of that class by the offeror and by any person acting in concert with it in that period. Further, if an offeror acquires for cash any interest in shares during the offer period, a cash alternative must be made available at not less than the highest price paid for any interest in the shares of that class.
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
Our Class B ordinary shares have 10 votes per share, and our Class A ordinary shares, which are the shares underlying the ADSs have one vote per share. Given the greater number of votes per share attributed to our Class B ordinary shares, holders of Class B ordinary shares collectively beneficially hold shares representing approximately 76.3% of the voting rights of our outstanding share capital as of August 15, 2024. Further, John Cotterell, our Chief Executive Officer, beneficially holds Class B ordinary shares, which along with the Class A ordinary shares he beneficially owns, represents approximately 45.2% of the voting rights of our outstanding share capital as of August 15, 2024. Consequently, Mr. Cotterell will continue to be able to have a significant influence on corporate matters submitted to a vote of shareholders. Notwithstanding this concentration of control, we do not currently qualify as a “controlled company” under New York Stock Exchange listing rules.

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

We believe that our current cash balances, cash flow from operations and credit facilities should be sufficient to meet our anticipated cash needs for at least the next 12 months from the date of filing of the consolidated financial statements appearing elsewhere in this Annual Report on Form 20-F. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities, draw down on our revolving credit facility or obtain another credit facility. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including investors' perception of, and demand for, securities of IT services companies, conditions in the capital markets in which we may seek to raise funds, our future results of operations and financial condition, and general economic and political conditions including the recent global economic growth slowdown, high levels of inflation and interest rate fluctuations, all of which may be heightened due to the ongoing Russia-Ukraine conflict and related economic sanctions. Financing may not be available in amounts or on terms acceptable to us, or at all, and could limit our ability to grow our business and develop or enhance our service offerings to respond to market demand or competitive challenges.
Natural disasters, catastrophic events, public health crises or other similar events may have serious adverse consequences on our business, operating results and financial condition.
A catastrophic event could have a material adverse impact on our business, operating results and financial condition. Our facilities are vulnerable to damage or interruption from human error, intentional bad acts, health pandemics, earthquakes, hurricanes, floods, fires, geopolitical conflicts and wars, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures and similar events. The occurrence of any of the foregoing events could damage our systems and hardware or could cause them to fail completely, resulting in lengthy interruptions in provision of our services. Our insurance may not cover such events or may be insufficient to compensate us for the potentially significant losses, including the potential harm to the future growth of our business, that may result from interruptions in the provision of our services to clients as a result of system failures.

Further, a natural disaster, catastrophic event or public health crises could cause us or our clients to suspend all or a portion of their operations for a significant period of time, resulting in a permanent loss of resources, or requiring the relocation of personnel and material to alternate facilities that may not be available or adequate. Such an event could also cause an indirect economic impact on our clients, which could impact our clients’ purchasing decisions and reduce demand for our products and services.

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
In accordance with our New York Stock Exchange listing, our audit committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act, or SOX, and Rule 10A-3 of the Exchange Act, both of which are also applicable to New York Stock Exchange-listed U.S. companies. Because we are a foreign private issuer, however, our audit committee is not subject to additional New York Stock Exchange requirements applicable to listed U.S. companies, including an affirmative determination that all members of the audit committee are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer. Furthermore, the New York Stock Exchange’s corporate governance listing standards require listed U.S. companies to, among other things, seek shareholder approval for the implementation of certain equity compensation plans and issuances of ordinary shares, which we are not required to follow as a foreign private issuer.
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
Our capital expenditures for the years ended June 30, 2024, 2023 and 2022 amounted to £5.1 million, £13.5 million and £13.7 million, respectively. These capital expenditures were related primarily to purchases of property and equipment for our office spaces. We expect our capital expenditures to increase in absolute terms in the next twelve months as we continue to grow our operations. We anticipate our capital expenditures in fiscal year 2025 to be financed from cash generated from operations and our cash and cash equivalents. We will continue investing in technology services in Europe, Latin America, the United States and Asia-Pacific.
B. Business Overview
Overview
We are a leading provider of next-generation technology services, dedicated to enabling our clients to drive real impact and meaningful change. By combining world-class engineering, deep industry expertise and a client-centric mindset, we consult and partner with our clients to create technological solutions that fuel transformation and empower businesses to succeed in the AI-driven digital shift. From ideation to production, we support our clients with tailor-made solutions at every stage of their digital transformation, regardless of industry, region or scale.
For over 20 years, Endava has successfully delivered digital transformations, utilizing a holistic approach that leverages innovative technologies and enhances our clients’ systems to create modern value propositions that fuel their competitive edge in the market. This approach is centered around an in-depth analysis of legacy technology assets, led by data-driven automation and complemented by patented capabilities, enabling us to deliver a de-risked, cost-controlled, accurate end-to-end system transformation. This digital transformation approach now serves as our cornerstone for navigating the AI-driven digital shift.
A key factor in Endava’s success is our close collaboration with clients and partners, which enables us to stay attuned to industry trends, anticipate future developments and understand the specific needs of our clients. Using distributed enterprise agile at scale, our multidisciplinary teams seamlessly integrate with our clients’ teams, catalyzing ideation and delivering robust solutions. Our approach to ideation comprises an empathy for user needs, curiosity, creativity and a deep understanding of technologies. From proof of concept, to prototype, to production, we use our engineering expertise to deliver enterprise platforms for our clients that are capable of handling millions of transactions per day.
Technological transformation poses numerous challenges for incumbent enterprises. They are often laden with legacy infrastructure and applications that are embedded in core systems, making it difficult to reconcile maintenance of existing infrastructure and applications with the agility needed to capitalize on next-generation technologies. Enterprises are also often stymied by institutional constraints that impede their ability to solve complex problems and rapidly respond to shifting competitive dynamics, as well as ingrained traditional approaches to development. The agile methodology stands in stark contrast to the information technology, or IT, driven, legacy approach, which is premised on a sequential and siloed structure, involves long development cycles, fails to integrate user feedback and is often more costly. Likewise, internal IT teams often struggle to absorb the rapid pace of technology development and its growing complexity. Incumbent enterprises often lack the talent and experience in ideation, strategy, user experience, agile development and next-generation technologies, including AI. While they have historically looked to traditional IT service providers to deliver technology development projects, these traditional players were built to service and remain focused on servicing legacy systems using offshore delivery.
At the core of our approach is our proven and proprietary enterprise agile delivery framework, known as The Endava Adaptive Model, or TEAM, with its unique three component structure comprising (i) an Engagement Model to guide the interaction with our clients, (ii) an Interaction Model, called TEAM Enterprise Agile Scaling, or TEAS, which defines how we implement agile delivery at all levels of scaling, and (iii) Engineering Practices that guide our people to deliver effective and technically excellent solutions for our clients. TEAM utilizes advanced tools and techniques to quickly design, develop and test digital solutions, providing actionable insights into their value and business potential in a short time frame. Our clients can release higher-quality products to the market faster, respond better to market changes, and incorporate user feedback through rapid releases and product iterations.
We create value for our clients through our product and technology strategies and intelligent digital experiences that accelerate our clients’ ability to take advantage of new business models and market opportunities. Designed to fuel rapid, ongoing transformation we help our clients to become more engaging, responsive and efficient.
We provide services from our locations in European Union countries (Austria, Bulgaria, Croatia, Denmark, Germany, Ireland, the Netherlands, Poland, Romania, Slovenia and Sweden), non-European Union countries (Bosnia & Herzegovina, Moldova, North Macedonia, Serbia, Switzerland and the United Kingdom), Latin America

(Argentina, Colombia, Mexico and Uruguay), Asia-Pacific (Australia, India, Malaysia, Singapore and Vietnam), North America (Canada and the United States), and the Middle East (United Arab Emirates). As of June 30, 2024, approximately 40.6% of our employees work in delivery locations in European Union countries. We provide Endavans with training to develop their technical and soft skills in an environment where they are continually challenged and given opportunities to grow as professionals, and with tools and resources to innovate.
As of June 30, 2024, we had 695 active clients, which we define as clients who paid us for services over the preceding 12-month period. For the fiscal years ended June 30, 2024, 2023 and 2022, our revenue was £740.8 million, £794.7 million and £654.8 million, respectively, representing a compound annual growth rate of 6.4% over the three-year period. We generated 33.4%, 38.9% and 41.4% of our revenue for the three fiscal years ended June 30, 2024, 2023 and 2022, respectively, from clients located in the United Kingdom; we generated 25.8%, 23.0% and 21.1% of our revenue in each of those fiscal years, respectively, from clients located in Europe; and we generated 32.6%, 32.5%, 34.8% of our revenue in each of those fiscal years, respectively, from clients located in North America. The balance of revenue in each of those fiscal years comes from clients located in the Rest of the World, or RoW. Our revenue (decline)/growth rate at constant currency, which is a measure that is not calculated and presented in accordance with IFRS was (4.5)%, 16.6% and 47.6%, for the fiscal years ended June 30, 2024, 2023 and 2022, respectively. Over the last five fiscal years, 89.7% of our revenue, on average, for each fiscal year came from clients who purchased services from us during the prior fiscal year. Our profit before taxes was £27.0 million, £114.2 million and £102.4 million for the fiscal years ended June 30, 2024, 2023 and 2022, respectively, and our profit before taxes as a percentage of revenue was 3.6%, 14.4% and 15.6%, respectively, for the same periods. Our adjusted profit before taxes margin, or Adjusted PBT Margin, which is a measure that is not calculated and presented in accordance with IFRS, was 11.2%, 20.7% and 21.1%, respectively, for the fiscal years ended June 30, 2024, 2023 and 2022. See “Item 5. Operating and Financial Review and Prospects—Non-IFRS Measures and Management Metrics” for a reconciliation of revenue (decline)/growth rate at constant currency to revenue growth rate and Adjusted PBT to profit before taxes, respectively, the most directly comparable financial measures calculated and presented in accordance with IFRS.
Industry Background
Overview
Waves of technological change are disrupting the nature of competition in every industry. New technologies have enabled the growth and success of digital native companies that leverage these technologies in every aspect of their businesses, allowing them to be nimble, innovative, data driven and focused on the user experience, often through an Agile development approach. Technology has also increased client expectations, giving them the ability to choose not only the products and services that they want, but also where, when and how they want them delivered. Incumbent enterprises must undertake digital transformation of their businesses by leveraging technology in order to meet ever-evolving client expectations and compete with digital native disruptors.
The technology industry is now experiencing a new wave of AI-driven transformation. While it presents unprecedented advancements, many organizations struggle to leverage their data to seize these opportunities. To stay competitive, they need clean data, composable architectures, and a deeper understanding of their workflows and business logic. With over 20 years of experience in delivering digital transformations, we have honed our approach to support clients through this digital shift. By combining our expertise in building digital products and services with deep industry knowledge and advanced enterprise modernization capabilities, we help our clients delve deeper into their core systems. This enables the AI-driven functionality needed to navigate the digital shift and thrive in the next wave of digital transformation
Significant Technology Innovation
Technology has gone through significant evolution in the last decade and this trend is expected to continue. The use of mobile connectivity, social media, automation, big data analytics and cloud delivery have become integral to business execution and emerging trends and technologies, including in areas such as artificial intelligence (including machine learning, or ML, and generative artificial intelligence, or generative AI, the Internet of Things, or IoT, and extended reality, hold the potential to significantly reshape industries. Because each new generation of technology builds on and advances the technology that came before it, the pace of technological innovation is expected to continue to accelerate, increasing the pace at which enterprises will need to transform.

Empowered Clients and Users
The proliferation of new technologies has empowered clients and users across industries and increased their expectations. These technologies have allowed clients and users to have more information and more choices, thereby changing how they interact with enterprises and their products and services. Other users, such as employees, are bringing these same expectations to the workplace. Empowered clients and users are increasingly discerning and their preferences keep changing as technology evolves. As a result, for enterprises, continually transforming their interactions with all constituencies has become a competitive imperative.
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
Challenges to Transformation
Incumbent enterprises must undertake digital transformation of their businesses by leveraging technology in order to meet ever-evolving client expectations and compete with digital native disruptors. There are several challenges incumbent enterprises face in achieving technological transformation:
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
Not Built for Agile
Incumbent enterprises must adopt new technologies and rapidly execute on initiatives in order to remain competitive but are often stymied by ingrained traditional approaches to development. The Agile methodology stands in stark contrast to the IT-department-driven, legacy approach often used by incumbent enterprises, which is premised on a sequential and siloed structure, involves long development cycles, fails to integrate user feedback and is often more costly.

Lack of Required Expertise and Talent
The modern competitive environment requires incumbent enterprises to deliver experiences to clients and users that are intuitive and unobtrusive. This, in turn, requires connectivity across channels of client and user interaction and successfully harnessing next-generation technology. Internal IT teams at incumbent enterprises often struggle to absorb the rapid pace of technology development and its growing complexity. Incumbent enterprises need user experience strategy and design capability, as well as technology and engineering expertise, to develop effective and frictionless user experiences. Developing this capability and expertise requires the acquisition and retention of talent in ideation, strategy, user experience, Agile development and next-generation technologies. However, the market for employees with expertise in these areas is highly competitive.
Limitations of Traditional IT Service Providers
Incumbent enterprises have historically looked to traditional IT service providers to undertake technology development projects. Traditional IT service providers are built for commoditized development, integration and maintenance engagements, where cost is key. They can deliver on large-scale projects using scaled, cost-effective infrastructure and are generally experts in legacy systems. While some of these traditional IT service providers have invested in capabilities to provide user experience strategy and design, as well as Agile development capabilities, they were built to serve, and remain focused on serving, legacy systems using offshore delivery.
Our Competitive Strengths
We have distinguished ourselves as a leader in next-generation technology services by leveraging the following competitive strengths:
Core Modernization
For many organizations, digitization over the last decade has focused on “building around the edges” as IT teams focused on enhancing client experiences and integration layers as opposed to core systems. Advancements in embedded technologies, APIs and now AI have made it necessary for organizations to modernize their core enterprise systems to take full advantage of new table-stakes technologies.

For over 20 years, we have successfully delivered digital transformations, utilizing a holistic approach that leverages innovative technologies and enhances our clients’ systems to create modern value propositions that fuel their competitive edge in the market. By modernizing their technology stacks, our clients are able to keep pace with the speed of technological change, quickly embracing AI and fully integrating it into their business.

The shift the industry is experiencing towards data driven AI and its related variants, welcomes businesses to embrace a more digital core that enables the real-time usage of data to support the rapid and efficient delivery of new initiatives.

Ideation Through Production
We help our clients become digital, experience-driven businesses by assisting them in their journey from idea generation to development and deployment of products, platforms and solutions. By providing user-centric digital strategies and engineering skills, we enable our clients to become more engaging, responsive and efficient in delivering products and services to their clients and users. We collaborate with our clients, understand their changing technology needs and seamlessly integrate with their teams to develop long-term embedded relationships and drive value. Our expertise spans the entire ideation-to-production spectrum. We create value for our clients through our product and technology strategies and intelligent digital experiences, delivered via world-class engineering and through our broad technical capabilities.

Proven Proprietary Framework for Distributed Agile Delivery at Scale
To allow us to deliver large scale distributed agile projects, not only do we have at our disposition the digital transformation approach we have honed over two decades, but also the delivery framework we have developed that is based on our over 20 years of successful project delivery experience and reflects the many lessons we have learned during that period. Our TEAM delivery framework provides a delivery model that has been developed by our practitioners for practitioners, adapted to each client’s context to allow us to create value with confidence. TEAM was intentionally designed with three elements that amplify each other to enhance product delivery excellence: an engagement model, an interaction model, and a set of recommended engineering practices. The engagement model defines how we collaborate with our clients to shape and evolve delivery engagements. The TEAS interaction model defines the enterprise agile lifecycle that we use to deliver products at all levels of scale, and the engineering practices define the set of techniques that our people use to deliver excellent solutions.

Expertise in Next-Generation Technologies

We have deep expertise in next-generation technologies that drives our ability to provide solutions for digital transformation and evolution, agile transformation, and automation. Our expertise ranges from technologies developed over the last decade including mobile connectivity, social media, automation, high-productivity developer platforms, big data analytics and cloud delivery to next-generation technologies such as artificial intelligence (including ML and generative AI,), IoT and extended reality. Our frameworks, methodologies and tools, including TEAM, our TEAS agile interaction model, our proprietary Chronos software analytics technology, for risk assessment of software code, and our accelerators for enterprise technology analysis, transformation and automation, provide us with deep, distinctive and difficult to replicate capabilities, that further enhance our ability to effectively develop, deploy and integrate impactful solutions based on these next-generation technologies. For example, we leveraged our software analytics tools and expertise to perform in-depth analysis of a set of complex enterprise software platforms for a capital markets organization, allowing the risks of extensive modernization and the integration of next-generation technology to be understood before committing to this course of action.
We believe technology will continue to evolve and that enterprises must continue to evolve their service offerings in order to thrive in such a dynamic environment. Our company-wide initiatives such as Endava Innovation Labs, our annual innovation competition, our internal Innovation Community, our monthly Rapid Insights sessions and regular updates on technical trends, illustrate the innovative culture important for us to maintain our strong expertise in next-generation technologies. We continue to advance our service offerings and solutions areas to remain at the cutting edge of technological developments.
We want to help our clients embrace and explore new technologies more rapidly. To that end, we have created a new department called Dava.X, which is singularly focused on helping clients accelerate and invent the future around new and emerging technologies. Dava.X represents an opportunity for differentiation by demonstrating our thought and delivery leadership across industry verticals, working with our industry teams to establish thought leading propositions around high momentum technologies. This is done by working alongside our delivery locations to ensure that the appropriate skills are built and available at scale as acceleration is realized.
Strong Domain Expertise in Numerous Verticals
We have expertise and experience in industry verticals that are being disrupted by technological change and in the Payments vertical in particular, we have helped accelerate the transformation of leading payment processing companies by building new platforms and solutions such as merchant acquiring platforms, merchant portals with real time analytics, cloud-based real-time payment processing platforms, omni-channel e-commerce gateways, mobile wallets, mobile payment system integrations, downloadable mobile device Point-of-Sale terminals and Buy Now Pay Later solutions. We are increasingly working on embedded payments solutions to enable, for example, consumer and business finance and online marketplaces, and also on regtech as our clients focus increasingly on fraud detection and prevention. We have also worked on distributed ledger technology systems and cryptocurrency technologies such as exchanges and non-fungible token issuance systems.
In the Banking and Capital Markets, or BCM, vertical, we have designed and built software to solve problems from front office to back which includes trading platforms, settlement systems, digital engagement channels and event-based data integration and analytics platforms. We also carry out the complete modernization of banking payment ecosystems, digital cores, lending platforms and all the necessary products, features and functions needed to support Retail and Commercial Banking as well as Capital Markets.

In the Insurance vertical, we are engaged with some of the largest insurers from both Personal and Commercial Lines insurance and the London and Specialty Market, delivering business transformation through the automation of claims and underwriting and pricing processes and data platform implementations to generate insights from the large data sets that insurers possess, as well as the implementation of core insurance products such as Guidewire and Rulebook.
In the Technology, Media and Telecommunications, or TMT, vertical, we have helped clients design and build solutions for the connected home and car, to enhance multi-channel client experiences and to automate processes, including developing an automated solution to facilitate the purchase of television advertising in the United States. In the telecoms area specifically, we work for major providers and operators to accelerate their digitization roadmap by introducing more digital services in areas including IoT, Internet Protocol Television, payments, automation, testing and 5G specific services. Additionally, we have built platforms, marketplaces and immersive environments that have elevated the experience for gamers as well as delivered mobile and AAA game titles alongside our game studio and publisher client base.
For our Retail and Consumer Goods vertical we provide technology leadership and services to clients to deliver integration of composable commerce packages and customized software solutions across e-commerce, product, mobile, in-store technology, supply chain and fulfillment, payments and client management. We also help clients to innovate for efficiency across all their business processes.
In the Healthcare and Life Sciences vertical, we help improve the quality of the services provided in healthcare by making them more efficient, more secure and more data driven. With our recent acquisition of GalaxE Group Inc, or GalaxE, our offerings include the provision of digital transformation and product development services in the US Healthcare market.
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
Employer of Choice in Regions with Deep Pools of Talent
We provide services from our locations in European Union countries (Austria, Bulgaria, Croatia, Denmark, Germany, Ireland, the Netherlands, Poland, Romania, Slovenia and Sweden), non-European Union countries (Bosnia & Herzegovina, Moldova, North Macedonia, Serbia, Switzerland and the United Kingdom), Latin America (Argentina, Colombia, Mexico and Uruguay), Asia-Pacific (Australia, India, Malaysia, Singapore and Vietnam), North America (Canada and the United States), and the Middle East (United Arab Emirates). We strive to be one of the leading employers of IT professionals in the regions in which we operate. As of June 30, 2024, approximately 40.6% of our employees work in delivery locations in European Union countries. Our delivery locations are in countries that not only have abundant IT talent pools, but also offer us an opportunity to be a preferred employer. For example, the majority of our employees are located in Romania, where we have been identified as a top employer for each of the last five years, as certified by Top Employers Institute.
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
Effective management of Environmental, Social and Governance, or ESG, matters has been of strategic importance for us for years. During fiscal year 2021, we launched our “We Care” sustainability approach and published our first Sustainability Report that highlights our contributions to key ESG matters. Our Sustainability Report with respect to the fiscal year ended June 30, 2024 was published on September 19, 2024 and can be found on our website. The information on our website does not constitute a part of this Annual Report on Form 20-F.
Founder-Led, Experienced Management Team
Our management team, led by John Cotterell, our founder and Chief Executive Officer, has significant experience in the global technology and services industries. Since our Company was founded in 2000, we have expanded from a single office serving clients principally located in the city of London to a global enterprise serving clients across Europe, North America and the RoW from locations in Europe, Latin America, Asia-Pacific and the Middle East. Our executive leadership team (excluding our Chief Executive Officer) has an average tenure at Endava of eight years and our senior management team of 26 employees (excluding our executive leadership team) have an average tenure at Endava of eleven years, which we believe provide evidence of a committed and successful management team. Additionally, our management team focuses on mentoring our IT professionals at all levels to develop the next generation of leadership.
Our Strategy
We are focused on continuing to distinguish ourselves as a leader in next-generation technology services. The key elements of our strategy include:
Expand Relationships With Existing Clients
We are focused on continuing to expand our relationships with existing clients by helping them solve new problems and become more engaging, responsive and efficient. We have a demonstrated track record of expanding our work with clients after an initial engagement. Our ten largest clients together contributed 32.5% and 32.8% of our total revenue in the last two fiscal years, respectively, and the number of clients that have a minimum annual spend of at least £1.0 million remained at 146 in fiscal year 2024. Expansion of our relationships with existing active clients will remain a key strategy going forward as we continue to leverage our deep domain expertise and knowledge of emerging technology trends in order to drive incremental growth for our business.
Establish New Client Relationships
We believe there is a significant potential for us to acquire new clients and we have established ourselves in delivering end-to-end ideation-to-production services in the verticals we operate in. We believe that we continue to have significant untapped opportunities in the verticals in which we operate, and we plan to leverage our experience and expertise to expand our reach. As waves of technological change sweep across industries and facilitate seamless integration of different aspects of clients’ and users’ lives, we believe our experience working within our core client base will also be of particular value in expanding our vertical reach. For example, as clients increasingly demand a frictionless and consistent buying experience, and as the payments and retail sectors converge, we believe our deep expertise in developing payment systems and e-commerce platforms will allow us to grow our retail client base. Similarly, we believe our expertise in data analytics and augmentation and virtual reality will become increasingly relevant in the healthcare industry as technology continues to reshape the practice and provision of medicine. Please refer to “—Our Clients” section below for more details.
We are likewise focused on geographic expansion. We continue with our expansion in North America and our recent acquisition of GalaxE has significantly increased our presence in that region. In the 2024 fiscal year, approximately 32.6% of our revenue came from clients in North America. We are also expanding our operations in Asia-Pacific. In addition, we continuously evaluate other growth markets to expand our client footprint.
Lead Adoption of Next-Generation Technologies
We seek to apply our creative skills and deep digital technical engineering capabilities to enhance our clients’ value to their end clients and users. As a result, we are highly focused on remaining at the forefront of emerging technology trends, including in areas such as artificial intelligence (including ML and generative AI), IoT, augmented and virtual reality. For example, we have developed and deployed AI-based systems, such as natural language processing and vision processing, to support the automation of highly complex tasks, as well as advanced payment gateways and chatbot-enabled social payments. We are embedded and integrated with our clients, which gives us unique insight into how emerging industry trends can help address their needs. We plan to leverage these insights to continue driving innovation for our clients.
Expand Scale in Delivery Locations
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
Selectively Pursue Acquisitions
We plan to continue selectively pursuing acquisitions with a focus on augmenting our core capabilities to enhance our expertise in new technologies and verticals and increase our geographic reach, while preserving our corporate culture and sustainably managing our growth. Consistent with these goals, we have completed five major acquisitions in the past three years, all of which have enabled us to accelerate core strategic goals. For example, as part of our acquisition of Lexicon in October 2022, we acquired additional headcount and offices in Australia and a new delivery location in Vietnam. Our acquisitions of DEK and Mudbath in 2023 enhanced our presence in the Asia-Pacific region, increasing our headcount in Australia and the capability and size of our Vietnamese delivery location. In August 2023, through our acquisition of TLM Partners, Inc., or TLM, we have gained expertise in outsourced development services across design, engineering and art/animation for PC and console video games and other digital entertainment. Our acquisition of EQ Tek, in February 2024 increased our presence in Poland, providing IT software development services to financial services, gaming, sports betting and other technology-led B2C businesses. Through our acquisition of GalaxE in April 2024, we have expanded our healthcare footprint in North America and added our first delivery units located in India.
We have demonstrated a track record of successfully identifying, acquiring and integrating complementary businesses and we plan to leverage this experience as we pursue further acquisitions that will help accelerate our strategy. All acquired companies have been integrated into our core and single operating segment immediately upon acquisition.
Our Capabilities
We provide a vast offering of capabilities, including digital product accelerations, advisory and digital strategy, leading delivery, digital engineering, data and AI, and operations and optimization. The multiplicative impact of different combinations of these capabilities across the delivery of strategies, experiences and engineering allows us to rapidly create real transformation for our clients. These are delivered using top-tier engineering, aiming to assist our clients in enhancing their engagement, responsiveness, and overall efficiency.

Enterprise Transformation

The Digital Journey with Endava

Ideate
Advisory and Digital Strategy

Discover & Plan
Digital Product Acceleration

Build & Integrate
Digital Engineering, Leading Delivery, Data & AI

Run & Evolve
Modern Managed Services

Dava.X

AI · Core Modernization · Embedded Computing · Strategy · Cybersecurity · Google Cloud Platform · Cloud · Sustainability · Physical Computing

Accelerators

Dash · Infra · Ray · Morpheus · Chronos · Maps

© Copyright 2024 Endava • Confidential and Proprietary • Version 1.0

1

Step 1: Ideate

Advisory and Digital Strategy Capability Group

Many clients want to do more with their technology, investments and assets but don’t know where to start. Our technology and advisory teams help them to find the way forward. Whether it’s evolving technology and getting code into production faster, assessing ecosystems and clients opportunities, or improving products and services, we can uncover insights clients weren’t aware of before. Using our industry-specific knowledge and expertise, we can take those insights and make practical, actionable improvement proposals. We not only deliver a roadmap; we help clients with actionable advice to get them to the next chapter in their journey. Our capabilities within this capability group includes the following:

Technology Strategy

Strategy and execution are inseparable. A technology strategy doesn’t start and finish with a well-structured slide deck. It’s a continuous process that involves observation, deliberation and action. Because we’ve delivered many different projects requiring business and technological decisions, we know what is doable and achievable, enabling us to create and execute realistic strategies for our clients.

Enterprise Architecture

Enterprise architecture is a strategic enabler for modern businesses, driving adaptability in a constantly changing business environment. It allows the strengths, weaknesses and opportunities within an organizational landscape to be analyzed and understood. This is used to align IT and business objectives, ensuring efficient use of resources and fosters integration. By focusing on meaningful results and consistent decision making, we’re able to put together a realistic roadmap for client technology environments. Building on this, we can then create product and technical development collateral and processes to deliver business value quickly and effectively to ensure long-term sustainability and growth

Data Strategy

Businesses now have access to vast amounts of data but converting it into actionable insight is far from easy. We help clients source data, understand it and use it to their advantage. We do this by creating a data management strategy. First, we look at how data supports business goals, then, together with our client, we agree on a data strategy and delivery roadmap. We assess their technology, processes, people, tools and data culture and use the findings to help them become data-driven organizations.

Step 2: Discover and Plan

Digital Product Acceleration Capability Group

Digital product acceleration helps clients figure out how to succeed in their product journeys. We work to understand their business, technology and client strategies; we research, design and test new product and technology approaches; and we shepherd delivery. Regardless of where they are on their journey, we help develop, grow and scale product experiences profitably and with minimum risk. Our capabilities within this capability groups includes the following:

Product Strategy

We know how to create appealing products and to maximize value for our clients’ businesses. Our human-centered and data-driven approach can help them to build better products. We understand that for a digital product strategy to be successful, it must meet the needs of the client and the business while getting the best from the technology being used. Whether our clients want to start with brainstorming bold new ideas or move straight into building or growing a product, we have the capabilities to get to where they need to be.

Experience Design

Our digital experience design team offers end-to-end experience design capabilities at scale. When building a product or improving an existing one, we can make a measurable impact across the full design cycle, from idea to production. As problem solvers, we follow a human-centric process focused on empathy and our methodology is tailored to help clients create impact for the future. We uncover client and product insights to design user experiences that win hearts and imagine ambitious new products and services to nurture end users relationships through growth services. Our clients work with us to solve the challenges they face today and tomorrow.

Growth Marketing

In today’s dynamic digital market, achieving product-market fit is no longer sufficient to guarantee business success. By creating a data-driven growth strategy, we can build a scalable, profitable and self-sustainable product. Whether increasing new net users, activating dormant leads, improving conversions or engaging churned audiences, our growth strategists and specialists rely on product testing to improve the most important metrics. By combining an understanding of marketing, data, product and technology, we balance achieving quick wins that provide direct return on investment with strategic, long-term planning and execution that delivers outstanding results on a larger scale.

Analytics

Product design is a never-ending process – products that stand the test of time are always in a state of development. By analyzing user behavior, product usage patterns and conversion drivers, we can provide insights into the target audience and the future state of a product. Once a digital product is live, we measure performance against launch using established success metrics and use data-driven evolution to continually improve its design. By integrating this data-driven process into product strategy and growth marketing efforts, we also ensure that clients meet their objectives and client benchmarks.

Step 3: Build and Integrate

Leading Delivery Capability Group

Embarking on an agile project can be a daunting prospect which is why clients trust us to take them on the journey. We’re highly experienced in large-scale agile delivery. With competencies across agile transformation, distributed agile delivery and accelerated DevOps delivery, we know how to achieve delivery success. And we’re committed to sharing our knowledge and partnering so our clients achieve their goals in a way that works in their context and organization. Our capabilities within this capability group includes the following:

Agile Transformation

Through our agile transformation approach and proven TEAS toolkit (TEAM Enterprise Agile Scaling), we help clients to embrace agility beyond development teams and throughout the entire idea to production cycle. Our intention is to create an environment where business, technology and operations are collaborating and defining success based on a common language: value delivered to end users. To support this, we’ve built a comprehensive toolkit that facilitates organizational, technological and cultural change towards an agile state. It includes transformation strategy, adoption approach and implementation guidelines.

Distributed Agile Delivery

We’ve developed our distributed agile delivery approach with the goal of creating the optimal balance between on-site and near-shore staff. By having face-to-face workshops, we’re able to maximize the agile benefits of collocation and take advantage of the efficiencies offered by near shoring. With our approach, we utilize the concepts of transparency and tooling to create a single vision on product strategy, vision, roadmap, detailing and delivering core features. This allows collocated and distributed teams to effectively close the distance gap and work as one.

Accelerated DevOps Delivery

In today’s high-paced digital world, companies need to deliver applications with speed and agility without compromising on quality. Building innovative digital products increasingly means shipping small increments of code very frequently and continuously evolving systems according to their real-world performance. We believe this is best achieved when the people who design and build systems also take responsibility for running them. This is central to our concept of DevOps continuous delivery and is a lesson drawn from our experience building next-gen digital products across various industries. We can build and operate entire services leveraging advanced engineering and automation practices to optimize the value stream.

Delivery Management

Our delivery managers support every aspect of delivery from the proposal stage to the final aspects of delivery. Our people are experts in matching and exceeding expectations, maintaining, and evolving relationships and focusing on the value delivered to our clients. In terms of delivery, we work with many models that are iteration or flow based as well a large scaled agile framework. Our focus is always on value delivery, and we organize our accounts to maximize the value we deliver.

Digital Engineering Capability Group

Our software teams use proven combinations of modern techniques and tools to select the right approach for each client. Adaptive, pragmatic and agile, we work in predictable and reliable iterations – normally using a scaled agile approach – to deliver client value rather than just technical features. Equally at home building mobile applications, console games, enterprise applications for household names and even national critical payment infrastructure, our teams can work in the most demanding domains. Taken together, these skills allow us to undertake complex software engineering projects and deliver them in a predictable and consistent way. Our capabilities within this capability group includes the following:

Architecture

Organizations across all industries need to deliver business value faster in the context of complex system landscapes, changing business processes and constantly evolving engagement channels. Using our decades of architecture experience in agile environments, we can identify ways to rapidly modernize technology systems and apply emerging technologies. This allows simplification, reduction of waste and achieving key qualities such as security, scalability and resilience, without compromising business functionality. With our experience in all aspects of software architecture, we can provide experienced hands-on capability from assessment through to execution.

    Cloud Application Engineering

To fully harness the benefits of cloud computing, it's crucial to think beyond cloud-based infrastructure. Cloud platforms provide elasticity, resilience and security, along with a multitude of powerful services to power next-generation applications which is why they are favored by so many businesses. Through our cloud engineering service, we build applications with modern web and mobile interfaces that harness the full capabilities of cloud platforms to capitalize on these innovations. To achieve this, we avoid the standard ‘lift-and-shift' approach and instead transform existing applications to be cloud-ready. By refactoring applications using microservices, containerization and cloud-native services, we ensure our clients can enjoy all the benefits that come with cloud.

Platform Engineering

Exceptional software needs a strong platform and set of lifecycle services to deliver maximum value. We can build infrastructure to support a single product or develop a comprehensive self-serve platform for an enterprise we can design, build and operate these critical foundations and optimize for our client’s specific context. Our understanding of core infrastructure has been built over decades of experience spanning hundreds of projects and many industries, alongside our partnerships with all three major cloud providers. Combined with an understanding of business goals, regulatory and technical requirements and context, this enables us to balance the need for performance, resilience, security, cost efficiency and scalability.

Software Security

Systems and data are often impacted when security is treated as an afterthought. We help our clients make the change from bolting security at the end to building security into the development lifecycle. Because we build security into the software development lifecycle by mentoring our people and investing in tools and processes, we’re able to make sure that the systems we deliver are secure by design. We enable security through our security champions and grow our security knowledge through the security community. Furthermore, we use a foundational model to select correct security practices and tools so you can identify and meet your security requirements.
Test Engineering

Test engineering ensures that software, hardware and other components work as intended prior to release. We provide support and guidance through test advisory, automation, performance, exploratory, security and accessibility testing throughout the software testing life cycle. By integrating functional, performance and security tests into the CI/CD pipeline, we ensure they can be executed as soon as there is a code change. This reflects our ’shift-left’ approach to software development and allows us to provide immediate feedback, reduce project delays and improve time to market. We aim to increase product quality by creating engineering solutions and harnessing testing as a driver for continuous improvement. Our test engineers take full ownership of the testing process, providing smart solutions and automation that enhance product quality and reduce time to market.

VR, AR, XR

We help our clients utilize virtual reality (VR), augmented reality (AR) and real-time 3D to deliver compelling experiences for their clients and employees. Our extended reality (XR) solutions bring immersive experiences to life, helping businesses become more engaging, safer and more efficient. VR and AR help spatially design, visualize and showcase products, data and workflows in interactive 3D, and facilitate immersive brand experiences. AR enhances the real world in intelligent ways by layering contextually relevant information over a user’s view. We shape solutions across industries and support our clients in meeting their goals.

Data and AI Capability Group

Data and AI will play a significant role in business over the coming years – creating leaner, smarter, more engaging and relevant companies. But integrating new technologies into current systems or bringing multiple organizational silos together for a more holistic solution can slow or delay the impact of transformational technology. That’s where our experts come in. With a unique blend of deep expertise and a pragmatic, outcome-focused approach, we help our clients identify the ways in which data and AI can build strong foundations for lasting success. Our capabilities within this capability group includes the following:

Artificial Intelligence

We have extensive expertise in data science, ML and generative AI, coupled with a proven track record of successfully implemented industrial-grade solutions. Our comprehensive AI ecosystem empowers clients to unleash the maximum potential of AI through continuous monitoring, precise metrics, transparency, fairness, privacy, ethics and efficiency.

Data Engineering and Platforms
Many organizations, possess vast amounts of information that are difficult to access. Our data engineering and platform services help clients leverage this data, enhancing productivity, profitability and overall business performance. Just as significantly, we can drive innovation and enable an organization to make more informed decisions. With strategies covering business intelligence, data warehousing, big data, analytics and visualization, we help clients to transform their data into a competitive edge.

Step 4: Run and Evolve

Modern Managed Services Capability Group

Every organization operates in its unique context. We’re adaptable to these needs and can support the operation of products and platforms accordingly – via shared services or by assembling dedicated teams. Through the shared services delivered by our managed cloud, service desk, security operations and service delivery teams, we drive efficiency and optimization while never compromising on quality. By assembling dedicated teams of specialists aligned directly with your organization, we can enable shorter release cycles with fewer, more straightforward, handovers and an increased flow of value. We can also reduce delivery risk by including operational concerns much earlier in the cycle. Our capabilities within this capability group includes the following:

Modern Application Management

Spikes in demand can stretch applications, which is why they need to be constantly monitored and updated. That’s when application lifecycle management comes into play. By deploying applications swiftly and safely, we can reduce operational risk and lower total cost of ownership. Our application management discipline covers the operation, maintenance, versioning and upgrading of applications throughout their lifecycle. This includes best practices, techniques and procedures essential to a deployed application’s operation. Our service – tailored to meet client needs – includes incident management, request fulfilment and change and release management. With business-as-usual operations, we constantly monitor our clients application estate, resulting in efficient and low-maintenance business software.

Managed Cloud

We help clients by addressing common pitfalls and ensuring that security, compliance and governance requirements are met when operating in a cloud environment. With more than 1,200 cloud engineers, we have the scale and depth of experience to handle cloud migrations, hybrid solutions and cloud operations. We can help to improve backup and recovery, enhance disaster recovery capabilities, drive efficiency, reduce costs or just improve IT performance, according to what our clients’ need.

Service Delivery

Our service delivery teams are structured to help our clients achieve business outcomes while minimizing the costs and risks. We can improve operational services or optimize existing processes. Before embarking on a project, we assess the current operating model and its components and then work to design, plan and implement best practice standards, policies, tools and grades of service. Once implemented, we measure the on-going outcomes with a constant eye on improvement and value. Through adopting our service delivery approach, clients can expect greater productivity, improved performance, a better user experience, risk avoidance and the ability to scale IT services in line with their business needs.

Smart Desk

Our Smart Desk can provide everything from changing a password to installing a complex application. We offer a 24/7 service, and being a ServiceNow Premium Partner enables us to perform smart automation. Our clients can carry out basic functions like ordering a keyboard through a self-service portal without going through a resolving team. Besides lowering the cost per ticket, this makes servicing faster, more flexible and efficient. We can also act as an extension of the client’s team, providing faster service or product support to their clients. Our Smart Desk service offering has also been recognized by the Service Desk Institute, which awarded us five stars, its highest accreditation and one which only three service desks in the world have.
Managed Security

Our comprehensive 24/7 managed security service leverages our highly trained global team and advanced security tools. It proactively addresses the evolving cyber threat landscape, ensuring continuous security monitoring, threat detection, vulnerability management and incident response. This safeguards our clients' future and provides them with the peace of mind that their clients’ data is secure and complies with relevant data protection regulations.

Our Frameworks, Methods and Tools

Our frameworks, methods and tools, including TEAM and TEAS, enhance our ability to develop and deploy solutions based on next-generation technologies. Developed with a focus on providing innovation, quality and productivity at scale, we believe our frameworks, methods and tools allow us to:

•Enable our clients to embrace and explore new technologies more rapidly;
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
Our key frameworks, methods and tools include the following:
Dava.X

We want to help our clients embrace and explore new technologies more rapidly. To that end, we have created a new department called Dava.X, which is singularly focused on helping clients accelerate and invent the future around new and emerging technologies. Dava.X represents an opportunity for differentiation by demonstrating our thought and delivery leadership across industry verticals, working with our industry teams to establish thought leading propositions around high momentum technologies. This is done by working alongside our delivery locations to ensure that the appropriate skills are built and available at scale as acceleration is realized.

Some of the high-momentum technologies Dava.X focuses on are: AI, Cloud, Core Modernization, Strategy, Cyber Security, Embedded Computing, Google Cloud Platform, Quantum, Sustainability and Physical Computing.

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
Using TEAM makes our delivery teams more responsive, by driving business agility from idea to production, more effective by guiding value-focused delivery fostered by high quality engineering with more visible results and by providing our clients with high delivery assurance though efficiency and transparency.
Traditional Agile development approaches use small numbers of “scrum teams,” with members in close proximity. However, today, most enterprise development projects require large development teams that are often geographically or organizationally dispersed. Traditional Agile development approaches also assume a single organization is developing the software whereas today a number of organizations, such as Endava and our client, are likely to be developing the software together. To address these important aspects of large-scale agile delivery TEAM was intentionally designed with three elements that amplify each other to address these challenges: an engagement model, an interaction model, and a set of recommended engineering practices.
The Engagement Model defines how we collaborate with our clients, and other stakeholders, to shape and evolve delivery, with the aim of ensuring efficiency and transparency to provide high delivery assurance. It embodies a set of structured collaboration patterns that create common understanding, alignment and trust between the parties involved in the engagement and comprises a set of well-defined phases covering the entire journey from idea to operation.

The Interaction Model, TEAS, defines the agile lifecycle that we use to deliver products at all levels of scale, leading to business agility to make the business more responsive. TEAS encompasses the full idea to operation lifecycle and enables collaboration across the business using one common language. It provides flexible scaling for differently sized products or groups of products and adapts to all stages of a product's life. It achieves this by having product level planning for a group of releases, portfolio level planning for a group of products and an overarching strategy to guide the development of the portfolio.

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

We believe that the tight integration of the engagement model, interaction model and engineering practices makes TEAM unique in the industry and is a major contributor to our success. These three interlocking and synergistic aspects of our deliver model mean that our teams are able to quickly design, develop and test digital solutions, providing actionable insights into their value and business potential in a short timeframe, while our clients are able to release higher-quality products to market faster, respond better to market changes and incorporate client and user feedback through rapid releases and product iterations.

We believe that our dynamic and proven approach to distributed enterprise agile delivery creates tangible and valuable benefits for our clients.

Our Accelerator

We use accelerators to map out the core system and create innovative solutions that meet our clients' evolving needs, ensuring they stay ahead in a competitive market.

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

Ray

Ray is an assessment process that provides in-depth overview of complex enterprise systems. It guides detailed assessments against business and technology requirements identifying gaps and challenges.

Our Ray methodology is a rigorous process that validates system functionality against business and technical requirements while identifying gaps and challenges. This independent verification and validation solution identifies our client’s future state and provides an automated ‘x-ray’ of their entire system. Ray brings to the industry new methodologies and automated tools that validate system functionality, providing a profound and independent view into a system’s internal workings and business process behavior.

Dash

Dash is a centralized command and control platform that provides a holistic view of enterprise technology, which offers automated dependency mapping and predictive analysis capabilities. It implements an enterprise dashboard for all technology tiers, providing automation for building dependency maps, predictive analysis, code and test case generation. This automation reduces risk, giving our clients comprehensive test case coverage and significantly reduces the software development timeline.

Dash allows our clients to elevate the role of service provider staff. The result is a reduction in headcount, time and cost of delivery for troubleshooting, major changes, risky changes, re-platforming or M&A situations.

Infra

Infra is a full-scale end-to-end service that evaluates steady-state data center environments to enhance efficiency, reliability, dependability and security. Leveraging data center infrastructure management expertise, our automated services provide the optics necessary to refine and improve data center performance. It provides real, added value intelligence to our clients’ IT assessments. Our proprietary data collectors compare multiple data points to uncover hard to detect issues, measure risk based on impact to the network, suggest recommended fixes and track remediation progress. Its fully automated response to incident mitigation and security remediation allows for faster response times for detection and isolation which allows your network to protect itself.

Maps

Our automated dependency mapping tool is designed to visualize complex relationships between different components within a software system. It identifies impact of code changes reducing risks.

Upon custom configuration, we use Maps to find and analyze the impact of changes in applications and infrastructure, enterprise wide, including documents in different programming languages that reside in a separate code environment. This end-to-end traceability provides a holistic view of our client’s environment, how systems are inter-related and how systems implement business processes in the enterprise, enabling consulting recommendations, management of consolidation, refactoring, cloud migration, modernization and roadmap building.

Maps finds and analyses the impact of changes in a particular code repository enterprise wide, including documents in different programming languages that reside in a separate code environment. It can be used for both reverse and forward engineering purposes in multiple programming languages.

Agentic AI Industry Accelerator

Our agentic AI industry accelerator, internally designated as Morpheus, and its AI-powered industry tools combine the power of data and multi-agent autonomous teams to tackle complex challenges across all industries, including highly regulated fields like healthcare, insurance, financial services and private equity.

We are operationalizing large language models, or LLMs, around data to overcome common barriers caused by hallucinations, ensuring that all activity is transparent, knowable and critically auditable.

‘Morpheus’ represents the first significant step in applying advanced language model operations to automate complex processes within industries with strict regulatory requirements or data transparency needs. The heart of the design is based on three foundational themes:

•Data at the core with full transparency
•Teams of agents to break down complex workflows
•Dynamic scaling of teams to accelerate processes

Lead AI agents distribute workload amongst a team of specialist agents, collating their results and orchestrating the next workflow steps while also capturing data for traceability and governance at every step. LLM- and cloud-agnostic, Morpheus can be considered a flexible and trustworthy way to rapidly transform businesses across any industry.

Creating data products in this way enables an entirely new avenue of thinking about autonomous teams, removing the notion of constraints and freeing up entire workforces to do more meaningful work.

CSAT

Client Satisfaction Analysis Tool, or CSAT, is our client experience management tool, which allows us to collect regular client feedback. CSAT relies on surveys, common use testimonials and other inputs to gather a robust view of how clients feel about Endava. Through CSAT, we collect, analyze and generate powerful management information that drives our continuous experience improvements. CSAT helps us differentiate ourselves in managing clients in a sustainable way.

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

We provide services from our locations in European Union countries (Austria, Bulgaria, Croatia, Denmark, Germany, Ireland, the Netherlands, Poland, Romania, Slovenia and Sweden), non-European Union countries (Bosnia & Herzegovina, Moldova, North Macedonia, Serbia, Switzerland and the United Kingdom), Latin America (Argentina, Colombia, Mexico and Uruguay), Asia-Pacific (Australia, India, Malaysia, Singapore and Vietnam), North America (Canada and the United States), and the Middle East (United Arab Emirates). We strive to be one of the leading employers of IT professionals in the regions in which we operate. We locate our delivery locations in countries that not only have abundant IT talent pools, but also offer us an opportunity to be a preferred employer.

Our nearshore delivery model was first established in Central Europe in order to efficiently deliver our solutions to European clients. Our primary delivery locations are in Romania, where we employed approximately 3,407 employees involved with delivery of our services as of June 30, 2024. As of June 30, 2024, we had 1,086 such employees located in Cluj-Napoca, the second largest city in Romania and 979 such employees located in Bucharest, the capital of Romania. We believe Romania is an ideal location to source IT delivery talent due to its educational infrastructure, large multi-lingual population, advanced technological infrastructure and flexible labor regulation. As of June 30, 2024, we also had approximately 3,218 IT professionals across our locations in Bosnia & Herzegovina, Bulgaria, Croatia, Moldova, North Macedonia, Poland, Serbia and Slovenia, which are countries that we believe offer many of the same benefits as Romania. To serve our North American clients, we had approximately 1,262 employees involved with delivery of our services across our ten Latin American delivery locations as of June 30, 2024, the majority of which are located in Argentina (488 employees) and Colombia (559 employees). We believe that the Latin American region as a whole has an abundant talent pool of individuals skilled in IT.

Following our recent acquisition of GalaxE, we now also have offshore delivery capability from India that can be used to provide our services to North American and European clients.
In addition, we are highly focused on the security of our clients’ data and are certified to ISO 27001 standards.
Our Clients
As of June 30, 2024, we had 695 active clients, which we define as clients who spent money with us over the preceding 12-month period. Our clients are primarily enterprises based in the United Kingdom, European Union and United States. Our clients principally operate in the Payments, BCM, Insurance, TMT and Mobility verticals. We are also focused on growing our client base in other verticals, such as the consumer products, healthcare, and retail verticals, and on providing services to our clients that span verticals.
During the fiscal years ended June 30, 2024, 2023 and 2022, our 10 largest clients based on revenue accounted for 32.5%, 32.8% and 33.8%, of total revenue, respectively.  Mastercard was our largest client during our fiscal year ended June 30, 2024, contributing less than 10% of our revenue in the fiscal year ended June 30, 2024, compared to 10.7% of our revenue in the year ended June 30, 2023, and less than 10% of our revenue in the year ended June 30, 2022.
Clients in the Payments vertical contributed to 24.1%, 29.2% and 29.8% of our total revenue in the 2024, 2023 and 2022 fiscal years, respectively. Clients in the BCM vertical contributed to 14.9%, 16.2% and 15.1% of our total revenue in the 2024, 2023 and 2022 fiscal years, respectively. Clients in the Insurance vertical contributed to 8.4%, 6.9% and 5.7% of our total revenue in the 2024, 2023 and 2022 fiscal years, respectively. Clients in the TMT vertical contributed 22.8%, 21.9% and 25.0% of our total revenue in the 2024, 2023 and 2022 fiscal years, respectively. Clients in the Mobility vertical contributed 10.0%, 10.1% and 10.3% of our total revenue in the 2024, 2023 and 2022 fiscal years, respectively. Clients in our Other vertical contributed 19.7%, 15.7% and 14.1% of our total revenue in the 2024, 2023 and 2022 fiscal years, respectively.
We are focused on building deep, long-term relationships with our clients, which often begin with a discrete project and develop into larger engagements. We target clients to whom we believe we can demonstrate our deep understanding of technological trends and our capability to provide end-to-end ideation-to-production services.
Sales and Marketing
Our sales and marketing strategy is focused on driving revenue growth from existing and new clients. We run a single, highly integrated sales and marketing organization that comprises strategy, solutions and offers, marketing, lead generation, sales and account teams. As of June 30, 2024, we had 200 employees on our sales and marketing teams located across our offices.
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
Facilities
Our corporate headquarters are located at 125 Broad Street, London, EC2N 1AR, United Kingdom, where we lease approximately 1,000 square meters of office space. We provide services from our locations in European Union countries (Austria, Bulgaria, Croatia, Denmark, Germany, Ireland, the Netherlands, Poland, Romania, Slovenia and Sweden), non-European Union countries (Bosnia & Herzegovina, Moldova, North Macedonia, Serbia, Switzerland and the United Kingdom), Latin America (Argentina, Colombia, Mexico and Uruguay), Asia-Pacific (Australia, India, Malaysia, Singapore and Vietnam), North America (Canada and the United States), and the Middle East (United Arab Emirates). We lease all of our facilities and also use them as office spaces. We believe our current facilities are suitable and adequate to meet our current needs and for the foreseeable future.

Our People
As of June 30, 2024, 2023 and 2022, we had 12,085, 12,063 and 11,853 employees (including directors), respectively. We have collective bargaining agreements with our employees in Romania and Vietnam, as is market practice in these countries. We believe our employee relations are good and we have not experienced any work stoppages. We vet our employees in accordance with the BS7858 screening standards.
At each date shown, we had the following employees (including directors), broken out by department and geography:

	As of June 30,
	2024	2023	2022
Function:
Employees involved in delivery of our services	10,812	10,938	10,844
Selling, General and Administrative(1)	1,273	1,125	1,009
Total	12,085	12,063	11,853

Geography	As of June 30,
	2024	2023	2022
Western Europe(1)(2)	562	659	602
Central Europe - EU Countries	4,904	5,693	6,093
Sub-total: Western Europe & Central Europe - EU Countries(1)	5,466	6,352	6,695
Central Europe - Non-EU Countries	2,346	2,689	2,842
Latin America	1,357	1,661	1,927
North America(3)	807	324	348
Asia-Pacific(4)	2,101	1,032	38
Middle East	8	5	3
Total	12,085	12,063	11,853
(1) Includes the members of our board of directors
(2) The changes in headcount in Western Europe from 2023 to 2024 includes 13 acquired employees in connection with our acquisition of TLM in August 2023.
(3) The increased headcount in North America from 2023 to 2024 includes 47 acquired employees in connection with our acquisition of TLM in August 2023, and 495 acquired employees in connection with our acquisition of GalaxE in April 2024.
(4) The increased headcount in Asia-Pacific from 2023 to 2024 includes 1,018 acquired employees in connection with our acquisition of GalaxE in April 2024.

We believe that our people are our most important asset. We provide our employees, whom we call Endavans with training to develop their technical and soft skills, in an environment where they are continually challenged and given opportunities to grow as professionals, and with tools and resources to innovate. We have two internal pillars – Endava University and “Pass It On” - which are key elements of our training and development framework. Endava University provides digital-based training and “Pass It On” uses apprenticeship and open sharing so that our people can grow by way of collective experiences and knowledge. Our employees are also assigned career coaches to customize their integration into their respective teams and to help visualize their development and future. Through Endava Innovation Labs and other innovation events, our teams are encouraged to express their creativity in using next-generation technologies to build innovative solutions.
We strive to be one of the leading employers of IT professionals in the regions in which we operate. We locate our delivery locations in countries that not only have abundant IT talent pools, but also offer us an opportunity to be a preferred employer. For example, a majority of our employees are located in Romania, where we have been identified as a top employer in the country for each of the last five years, as certified by Top Employers Institute.
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
We have built an organization deeply committed to helping people succeed and our culture fosters our core values:
•Open: We have confidence in our abilities, approach and people, so we are open and transparent.
•Thoughtful: We care deeply about people, whether they are our employees, clients or our broader communities.
•Adaptable: We embrace change and remain flexible, allowing us to operate successfully in complex environments.
•Trusted: We build our relationships on trust and integrity.
•Smart: We employ clever people who bring skills, experience and talent to craft smart solutions for our clients.

C. Organizational Structure
See Exhibit 8.1 to this Annual Report on Form 20-F for a list of our significant subsidiaries.
D. Property, Plant and Equipment.
For a discussion of our facilities, see “Item 4.B. Business Overview—Facilities.”
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
Overview
We are a leading next-generation technology services provider and help accelerate disruption by delivering rapid evolution to enterprises. We aid our clients in finding new ways to interact with their clients and users, enabling them to become more engaging, responsive and efficient. Using Distributed Enterprise Agile at scale, we collaborate with our clients, seamlessly integrating with their teams, catalyzing ideation and delivering robust solutions. Our approach to ideation comprises an empathy for user needs, curiosity, creativity and a deep understanding of technologies. From proof-of-concept, to prototype, to production, we use our engineering expertise to deliver enterprise platforms for our clients that are capable of handling millions of transactions per day. Our people, whom we call Endavans, synthesize creativity, technology and delivery at scale in multi-disciplinary teams, enabling us to support our clients from ideation to production.
Since our founding in 2000, we have expanded from a single office serving clients principally located in the city of London to a global enterprise serving clients across Asia-Pacific, Europe, the Middle East and North America. We provide services from our locations in European Union countries (Austria, Bulgaria, Croatia, Denmark, Germany, Ireland, the Netherlands, Poland, Romania, Slovenia and Sweden), non-European Union countries (Bosnia & Herzegovina, Moldova, North Macedonia, Serbia, Switzerland and the United Kingdom), Latin America (Argentina, Colombia, Mexico and Uruguay), Asia-Pacific (Australia, India, Malaysia, Singapore and Vietnam), North America (Canada and the United States), and the Middle East (United Arab Emirates). As of June 30, 2024, approximately 40.6% of our employees worked in nearshore delivery locations in European Union countries.

As of June 30, 2024, we had 695 active clients, which we define as clients who paid us for services over the preceding 12-month period. Mastercard was our largest client during our fiscal year ended June 30, 2024, contributing less than 10% of our revenue in the fiscal year ended June 30, 2024, compared to 10.7% of our revenue in the year ended June 30, 2023, and less than 10% of our revenue in the year ended June 30, 2022. Geographically, we served clients in North America, Europe, United Kingdom and the RoW, and, by industry vertical, we served clients in Payments, BCM, Insurance, TMT, Mobility, and Other.

Revenue by geography	Fiscal Year Ended June 30,
	2024	2023	2022
	(in thousands)
North America	£241,652	£258,112	£228,112
Europe	£191,206	£182,551	£138,005
United Kingdom	£247,598	£309,365	£270,844
RoW	£60,300	£44,705	£17,796
Total	£740,756	£794,733	£654,757

For the fiscal years ended June 30, 2024, 2023 and 2022 our revenue was £740.8 million, £794.7 million and £654.8 million, respectively, representing a compound annual growth rate of 6.4% over a three fiscal year period. We generated 33.4%, 38.9% and 41.4% of our revenue for the fiscal years ended June 30, 2024, 2023 and 2022, respectively, from clients located in the United Kingdom; we generated 25.8%, 23.0% and 21.1% of our revenue in each of those fiscal years, respectively, from clients located in Europe; and we generated 32.6%, 32.5% and 34.8% of our revenue in each of those fiscal years, respectively, from clients located in North America. The balance of revenue in each of those fiscal years comes from clients located in the RoW. Our revenue (decline)/growth rate at constant currency, which is a measure that is not calculated and presented in accordance with IFRS, for the fiscal years ended June 30, 2024, 2023 and 2022 was (4.5)%, 16.6% and 47.6%, respectively. See note 1 in “Item 5. Operating and Financial Review and Prospects—Non-IFRS Measures and Management Metrics” for a definition of this measure and reconciliation of actual reported revenue growth rate to revenue growth rate at constant currency, the most directly comparable financial measure calculated and presented in accordance with IFRS.
Over the last five fiscal years, 89.7% of our annual revenue, on average, came from clients who purchased services from us during the prior fiscal year.

Revenue by industry vertical(1)	Fiscal Year Ended June 30,
	2024	2023	2022
	(in thousands)
Payments	£178,778	£232,263	£195,415
BCM	£110,706	£128,653	£99,129
Insurance	£62,472	£55,091	£37,298
Sub-total: Payments and Financial Services	£351,956	£416,007	£331,842
TMT	£169,227	£173,927	£163,534
Sub-total: TMT	£169,227	£173,927	£163,534
Mobility	£73,739	£80,399	£67,277
Other	£145,834	£124,400	£92,104
Sub-total: Other	£219,573	£204,799	£159,381
Total	£740,756	£794,733	£654,757
(1) Starting fiscal year 2024, we have updated the breakdown by industry vertical to provide additional disclosure. The previous “Payments and Financial Services” industry vertical has been split into Payments, BCM, and Insurance. The Mobility vertical was spun off from the “Other” industry vertical.
Clients in the Payments vertical contributed to 24.1%, 29.2% and 29.8% of our total revenue in the 2024, 2023 and 2022 fiscal years, respectively. Clients in the BCM vertical contributed to 14.9%, 16.2% and 15.1% of our total revenue in the 2024, 2023 and 2022 fiscal years, respectively. Clients in the Insurance vertical contributed to 8.4%, 6.9% and 5.7% of our total revenue in the 2024, 2023 and 2022 fiscal years, respectively. Clients in the TMT vertical contributed 22.8%, 21.9% and 25.0% of our total revenue in the 2024, 2023 and 2022 fiscal years, respectively. Clients in the Mobility vertical contributed 10.0%, 10.1% and 10.3% of our total revenue in the 2024, 2023 and 2022 fiscal years, respectively. Clients in our Other vertical contributed 19.7%, 15.7% and 14.1% of our total revenue in the 2024, 2023 and 2022 fiscal years, respectively.
Our profit before taxes was £27.0 million, £114.2 million and £102.4 million for the fiscal years ended June 30, 2024, 2023 and 2022, and our profit before taxes as a percentage of revenue was 3.6%, 14.4% and 15.6%, respectively, for the same periods.
Our adjusted profit before taxes margin, or Adjusted PBT Margin, which is a measure that is not calculated and presented in accordance with IFRS, was 11.2%, 20.7% and 21.1%, respectively, for the fiscal years ended June 30, 2024, 2023 and 2022. See note 5 in “Item 5. Operating and Financial Review and Prospects—Non IFRS Measures and Management Metrics” for a definition of this measure and a reconciliation of profit before taxes to Adjusted PBT, the most directly comparable financial measure calculated and presented in accordance with IFRS.
Recent Acquisitions
We have in the past pursued and plan to selectively pursue in the future acquisitions focused on augmenting our core capabilities to enhance our expertise in new technologies and industry verticals and increase our geographic reach, while preserving our corporate culture and sustainably managing our growth. See note 15 to our consolidated financial statements appearing elsewhere in this Annual Report on Form 20-F for further information on each of the acquisitions described below.
In April 2024, we acquired GalaxE, a global IT and business solutions provider headquartered in New Jersey, USA. GalaxE brings decades of experience serving clients in North America with particular focus on the US healthcare sector but also has a sizeable offshore delivery operation in India. GalaxE have also developed a complete suite of digital accelerators called GxFource which focuses on client enterprise digital transformation.
In February 2024, we acquired EQ Tek from Equiniti Services Limited. EQ Tek is a software R&D and support function for key technology platforms and connected applications located in Krakow, Poland.
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
Key Factors Affecting Our Performance
We believe that the key factors affecting our performance and results of operations include our ability to:
Expand Relationships with Existing Clients
We are focused on continuing to expand our relationships with existing clients by helping them solve new problems and become more engaging, responsive and efficient. We have a demonstrated track record of expanding our work with clients after an initial engagement. The number of clients that have a minimum annual spend with us of at least £1.0 million has remained constant at 146 in the fiscal year 2024. The average spend of our 10 largest clients was £24.1 million in the fiscal year 2024 and £26.0 million in the fiscal year 2023. Our ability to increase sales to existing clients will depend on a number of factors, including the level of clients’ satisfaction with our services, changes in clients’ strategic priorities, changes in key client personnel or strategic transactions involving clients, pricing, competition and overall economic conditions.
Add New Clients across Industry Verticals and Geographies
We believe that we continue to have significant untapped opportunities in the verticals in which we operate and we plan to leverage our experience and expertise to expand our reach. As of June 30, 2024, 2023 and 2022, we had 695, 711 and 732 active clients, respectively. The number of clients in the fiscal year 2024 decreased compared to fiscal year 2023, due to macroeconomic headwinds lowering demand for our services. While we saw a reduction, we believe that we have a significant opportunity to add new clients in our existing verticals and geographies, and to expand our client base to new verticals and geographies.

Attract, Retain and Efficiently Utilize Talent
We believe that our people are our most important asset. Our average operational headcount decreased by 2.6% in the 2024 fiscal year, a reflection of adjustments we made due to the macroeconomic conditions experienced during the fiscal year. We provide Endavans with training to develop their technical and soft skills in an environment where they are continually challenged and given opportunities to grow as professionals, and with tools and resources to innovate. However, there is significant competition for technology professionals in the geographic regions in which we have delivery locations and we expect that such competition is likely to continue for the foreseeable future. Further, in order to maintain our gross margin, we must maintain favorable utilization rates among our existing IT professionals, which depends on our ability to integrate and train new employees, efficiently transition employees from completed projects to new assignments, forecast demand for our services, deploy employees with appropriate skills and seniority to projects and manage employee attrition rates. The employee attrition rate is monitored throughout the year, with a target of being lower than 15% on a rolling 12-month basis. At the end of fiscal year 2024, our attrition rate was 13.1% compared to 11.4% at the end of fiscal year 2023. We believe the increase in attrition reflects the significant competition for technology professionals in the geographic regions in which our delivery centers are located. Additionally, the recent decline in demand for our services from certain clients may have also resulted in reduced motivation and job satisfaction leading to employee attrition.
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
Macroeconomic Considerations
Unfavorable conditions in the global economy may negatively affect the growth of our business and our results of operations. For example, macroeconomic events, including increased rates of inflation and the Russia-Ukraine and Israel-Hamas wars (including an escalation or geographical expansion of these conflicts), have led to economic uncertainty globally. Historically, during periods of economic uncertainty and downturns, businesses may slow spending on technology services, which may impact our and our clients’ businesses.

The effect of macroeconomic conditions may not be fully reflected in our results of operations until future periods. If, however, economic uncertainty increases or the global economy worsens, our business, financial condition and results of operations may be harmed. For further discussion of the potential impacts of macroeconomic events on our business, financial condition, and operating results, see the section of this Annual Report titled “Item 3.D—Risk Factors.”

Non-IFRS Measures and Management Metrics
We regularly monitor a number of financial and operating metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. Our management metrics may be calculated in a different manner than similarly titled metrics used by other companies.

	Fiscal Year Ended June 30,
	2024	2023	2022
	(pounds in thousands)
Revenue (decline)/growth rate at constant currency(1)	(4.5)%	16.6%	47.6%
Average number of employees involved in delivery of our services(2)	10,587	10,872	9,492
Revenue concentration(3)	32.5%	32.8%	33.8%
Number of large clients(4)	146	146	134
Adjusted PBT margin(5)	11.2%	20.7%	21.1%
Adjusted free cash flow(6)	£58,401	£111,525	£107,163
(1) We monitor our revenue (decline)/growth rate at constant currency. As the impact of foreign currency exchange rates is highly variable and difficult to predict, we believe revenue growth rate at constant currency allows us to better understand the underlying business trends and performance of our ongoing operations on a period-over-period basis. We calculate revenue growth rate at constant currency by translating revenue from entities reporting in foreign currencies into British Pounds using the comparable foreign currency exchange rates from the prior period. For example, the average rates in effect for the fiscal year ended June 30, 2023 were used to convert revenue for the fiscal year ended June 30, 2024 and the revenue for the comparable prior period ended June 30, 2023, rather than the actual exchange rates in effect during the respective period. Revenue growth rate at constant currency is not a measure calculated in accordance with IFRS. While we believe that revenue growth rate at constant currency provides useful information to investors in understanding and evaluating our results of operations in the same manner as our management, our use of revenue growth rate at constant currency has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Further, other companies, including companies in our industry, may report the impact of fluctuations in foreign currency exchange rates differently, which may reduce the value of our revenue growth rate at constant currency as a comparative measure. The below table presents a reconciliation of actual reported revenue growth rate to revenue growth rate at constant currency, the most directly comparable measure calculated and presented in accordance with IFRS.

	Fiscal Year Ended June 30,
	2024	2023	2022
	(pounds in thousands)
Revenue	£740,756	£794,733	£654,757
Revenue period-over-period (decline)/growth rate	(6.8)%	21.4%	46.7%
Estimated impact of foreign currency exchange rate fluctuations	2.3%	(4.8)%	0.9%
Revenue (decline)/growth rate at constant currency	(4.5)%	16.6%	47.6%

(2) We monitor our average number of operational employees because we believe it gives us visibility of the size of both our revenue-producing base and our most significant cost base, which in turn allows us to better understand changes in our utilization rates and gross margins on a period-over-period basis. We calculate the average number of operational employees as the average of our number of employees involved in delivery of our services on the last day of each month in the relevant period.
(3) We monitor our revenue concentration to better understand our dependence on large clients on a period-over-period basis and to monitor our success in diversifying our revenue base. We define revenue concentration as the percentage of our total revenue derived from our 10 largest clients by revenue in each period presented.
(4) We monitor our number of large clients to better understand our progress in winning large contracts on a period-over-period basis. We define large clients as clients from whom we generated more than £1.0 million of revenue in the prior 12-month period.
(5) We monitor our Adjusted PBT Margin to better understand our ability to manage operational costs, to evaluate our core operating performance and trends and to develop future operating plans. In particular, we believe that the exclusion of certain expenses in calculating Adjusted PBT Margin facilitates comparisons of our operating performance on a period-over-period basis. Our Adjusted PBT Margin is our Adjusted PBT as a percentage of our total revenue. Our Adjusted PBT is our profit before taxes adjusted to exclude the impact of share-based compensation expense, amortization of acquired intangible assets, realized and unrealized foreign currency exchange gains and losses, restructuring costs, exceptional property charges and fair value movement of contingent consideration, all of which are non-cash items except for the restructuring costs, an element of the exceptional property charges, and realized foreign currency exchange gains and losses. We do not consider these excluded items to be indicative of our core operating performance. Adjusted PBT Margin is not a measure calculated in accordance with IFRS. While we believe that Adjusted PBT Margin provides useful information to investors in understanding and evaluating our results of operations in the same manner as our management, our use of Adjusted PBT Margin has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. For example, Adjusted PBT Margin does not reflect the potentially dilutive impact of share-based compensation nor does it reflect the potentially significant impact of foreign currency exchange rate fluctuations on our working capital. Further, other companies, including companies in our industry, may adjust their profit differently to capture their operating performance, which may reduce the value of Adjusted PBT Margin as a comparative measure. The following table presents a reconciliation of Adjusted PBT to profit before taxes, the most directly comparable financial measure calculated and presented in accordance with IFRS, for each of the periods indicated:

	Fiscal Year Ended June 30,
	2024	2023	2022
	(pounds in thousands)
Profit before taxes	£26,980	£114,163	£102,379
Share-based compensation expense	34,678	31,058	35,005
Amortization of acquired intangibles assets	14,980	12,270	10,823
Foreign currency exchange losses (gains), net	2,233	10,729	(9,944)
Restructuring costs	11,645	6,588	—
Exceptional property charges	1,925	—	—
Fair value movement of contingent consideration	(9,486)	(10,613)	—
Adjusted PBT	£82,955	£164,195	£138,263
(6) We monitor our adjusted free cash flow to better understand and evaluate our liquidity position and to develop future operating plans. Our adjusted free cash flow is our net cash provided by operating activities, plus grant received, less net purchases of non-current tangible and intangible assets and less settlement of change of control, or CoC, bonuses paid on acquisition. For a discussion of grant received, see “Operating Results — Cost of Sales” below. Adjusted free cash flow is not a measure calculated in accordance with IFRS. While we believe that adjusted free cash flow provides useful information to investors in understanding and evaluating our liquidity position in the same manner as our management, our use of adjusted free cash flow has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Further, other companies, including companies in our industry, may adjust their cash flows differently to capture their liquidity, which may reduce the value of free cash flow as a comparative measure. The following table presents a reconciliation of adjusted free cash flow to net cash provided by operating activities, the most directly comparable financial measure calculated and presented in accordance with IFRS, for each of the periods indicated:

	Fiscal Year Ended June 30,
	2024	2023	2022
	(in thousands)
Net cash provided by operating activities	£54,392	£124,518	£120,719
Grant received	707	494	139
Purchases of non-current assets (tangible and intangible)	(5,140)	(13,487)	(13,695)
Settlement of CoC bonuses on acquisition (1)	8,442	—	—
Adjusted free cash flow	£58,401	£111,525	£107,163
(1) Represents working capital movement related to the GalaxE acquisition in respect of the settlement of CoC bonuses payable to the GalaxE key employees on behalf of the seller.

A. Operating Results.
The key elements of our results of operations include:
Revenue
We generate revenue primarily from the provision of our services and recognize revenue in accordance with IFRS 15, “Revenue from Contracts with Customers.” Revenue is measured at the fair value of the consideration received, excluding discounts, rebates, taxes and duties. We generally enter into master services agreements, or MSAs, with our clients, which provide a framework for services and statements of work to define the scope, timing, pricing terms and performance criteria of each individual engagement under the MSA. Our services are generally performed under time-and-material based contracts (where materials consist of travel and out-of-pocket expenses), and fixed-price contracts. The vast majority of our contracts are relatively short term in nature and have a single performance obligation.
In the fiscal years 2024, 2023 and 2022, our 10 largest clients contributed, in the aggregate, £240.5 million, or 32.5%, £260.3 million, or 32.8%, and £221.5 million, or 33.8%, of our total revenue, respectively. The following table shows the number of our clients by revenue on a trailing 12-month basis for the periods presented:

Revenue	Fiscal Year Ended June 30,
	2024	2023	2022
Over £5 Million	33	33	24
£2 - £5 Million	48	57	38
£1 - £2 Million	65	56	72
Less than £1 Million	549	565	598
Total	695	711	732
Cost of Sales
Direct cost of sales consists primarily of personnel costs, including salary, bonuses, share-based compensation, benefits and travel expenses for our employees directly involved in delivery of our services, as well as software licenses and other costs that relate directly to the delivery of services. Included in the allocated cost of sales is the portion of depreciation and amortization expense attributable to the portion of our property and equipment and intangible assets utilized in the delivery of services to our clients. Our cost of sales is reported net of any income recognized from research and development credits and government grants arising from past or future operating activities where those activities are related directly to the delivery of services. While we experienced higher cost of sales as a percentage of our revenue in the fiscal year 2024 due to increased personnel costs arising from restructuring activities, we expect our cost of sales to remain relatively stable as a percentage of revenue.
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
Gross Profit
Gross profit and gross margin, or gross profit as a percentage of total revenue, have been, and will continue to be, affected by various factors, including wage inflation and the impact of foreign exchange in the countries in which we operate. Inflation has not meaningfully impacted our profitability in the fiscal year 2024. As a result of the challenging macroeconomic environment and demand softness, we have managed to control our cost base, mainly by limiting wage increases and by restructuring our headcount base, which has allowed us to deliver a reasonable margin.
Selling, General and Administrative Expenses
Selling, general and administrative expenses include: personnel costs, sales and marketing expenses, external legal, accounting and other professional fees; acquisition-related transaction costs; and facilities-related and information technology hardware and software costs. Personnel costs includes salaries, bonuses, sales commissions and benefits. Sales and marketing expenses include costs related to marketing programs, such as advertising, events, corporate communications and brand-building activities, and related travel costs.
Selling, general and administrative expenses also include share-based compensation expense for employees in our selling, general and administrative functions, as well as allocated operating lease expenses, depreciation and amortization. These depreciation and amortization costs consist primarily of depreciation of property, plant and equipment, amortization of software and licenses and intangible assets acquired through acquisitions, including client relationships and other intangible assets.
Net Finance Income/(Expense)
Finance expense consists primarily of interest charges on borrowings and leases, running costs related to our revolving credit facility and unwinding of the discount and fair value re-measurements of deferred and contingent consideration. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in the statement of comprehensive income using the effective interest method. Finance income consists of interest income on funds invested and fair value re-measurements of deferred and contingent consideration. Interest income is recognized as it accrues in the statement of comprehensive income, using the effective interest method.
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
Results of Operations
The following table sets forth our consolidated statements of comprehensive income for the periods presented.

	Fiscal Year Ended June 30,
	2024	2023(1)	2022(1)
	(in thousands)
Consolidated Statements of Comprehensive Income:
Revenue	£740,756	£794,733	£654,757
Cost of sales:
Direct cost of sales(1)	(532,860)	(505,679)	(414,411)
Allocated cost of sales	(28,188)	(24,977)	(22,415)
Total cost of sales	(561,048)	(530,656)	(436,826)
Gross profit	179,708	264,077	217,931
Selling, general and administrative expenses(2)	(159,568)	(151,232)	(122,547)
Operating profit	20,140	112,845	95,384
Net finance income	6,840	1,318	6,995
Profit before tax	26,980	114,163	102,379
Tax on profit on ordinary activities	(9,858)	(20,000)	(19,286)
Profit for the year and profit attributable to the equity holders of the Company	£17,122	£94,163	£83,093
(1) The presentation of the Consolidated Statements of Comprehensive Income has been changed to no longer separately disclose the net impairment gains/(losses) on financial assets on the face of the Consolidated Statements of Comprehensive Income, but include them within Selling, general and administrative expenses, on the basis that they are not material in any of the years presented.
(2) Includes share-based compensation expense as follows:

	Fiscal Year Ended June 30,
	2024	2023	2022
	(in thousands)
Direct cost of sales	£25,902	£20,927	£21,899
Selling, general and administrative expenses	8,776	10,131	13,106
Total	£34,678	£31,058	£35,005

The following table sets forth our consolidated statements of comprehensive income expressed as a percentage of total revenue:

	Fiscal Year Ended June 30,
	2024	2023(1)	2022(1)
Consolidated Statements of Comprehensive Income:
Revenue	100.0%	100.0%	100.0%
Cost of sales:
Direct cost of sales	(71.9)%	(63.6)%	(63.3)%
Allocated cost of sales	(3.8)%	(3.1)%	(3.4)%
Total cost of sales	(75.7)%	(66.8)%	(66.7)%
Gross profit	24.3%	33.2%	33.3%
Selling, general and administrative expenses	(21.5)%	(19.0)%	(18.7)%
Operating profit	2.7%	14.2%	14.6%
Net finance income	0.9%	0.2%	1.1%
Profit before tax	3.6%	14.4%	15.6%
Tax on profit on ordinary activities	(1.3)%	(2.5)%	(2.9)%
Profit for the year and profit attributable to the equity holders of the Company	2.3%	11.8%	12.7%
(1) The presentation of the Consolidated Statements of Comprehensive Income has been changed to no longer separately disclose the net impairment gains/(losses) on financial assets on the face of the Consolidated Statements of Comprehensive Income, but include them within Selling, general and administrative expenses, on the basis that they are not material in any of the years presented.

Comparison of the Years Ended June 30, 2024 and 2023
Revenue

	Year Ended June 30,		% Change
	2024	2023	2024 vs. 2023
	(pounds in thousands)
Revenue	£740,756	£794,733	(6.8)%
Revenue for the year ended June 30, 2024 was £740.8 million, a decrease of £54.0 million, or 6.8%, over 2023. In constant currency terms, revenue decreased by 4.5% over 2023. The decrease was driven by the uncertain macroeconomic environment and the fast change in the technological landscape, specifically around the advent of AI, which continues to contribute to delays in decision making by our clients. Together with slowing post-COVID tech spend, these factors have resulted in new project work not scaling up as quickly as anticipated or delays in decisions by clients to proceed with new work.

	Year Ended June 30,		% Change
	2024	2023	2024 vs. 2023
	(pounds in thousands)
Payments	£178,778	£232,263	(23.0)%
BCM	£110,706	£128,653	(13.9)%
Insurance	£62,472	£55,091	13.4%
Sub-total: Payments and Financial Services	£351,956	£416,007	(15.4)%
TMT	£169,227	£173,927	(2.7)%
Sub-total: TMT	£169,227	£173,927	(2.7)%
Mobility	£73,739	£80,399	(8.3)%
Other	£145,834	£124,400	17.2%
Sub-total: Other	£219,573	£204,799	7.2%
Total	£740,756	£794,733	(6.8)%
Revenue from clients in the Payments vertical decreased by £53.5 million, or 23.0%, to £178.8 million in 2024 from £232.3 million in 2023. The decrease in the Payments vertical was mainly in the United Kingdom and North America where we have seen a particular stagnation with our larger clients slowing activity markedly which became increasingly evident in the second half of our fiscal year.
Revenue from clients in the BCM vertical decreased by £17.9 million, or 13.9%, to £110.7 million in 2024 from £128.7 million in 2023. Banking faced particular headwinds this year, especially in North America and in the United Kingdom as clients became more cautious about spend driven by a higher interest rate environment, which resulted in a decrease in revenue compared to the prior year.
Revenue from clients in the Insurance vertical increased by £7.4 million, or 13.4%, to £62.5 million in 2024 from £55.1 million in 2023. Growth in the Insurance vertical was across all geographies, but particularly in Europe and North America where we have significantly ramped up two clients, and in the RoW where one acquired client contributed significantly.
Revenue from clients in the TMT vertical decreased by £4.7 million, or 2.7%, to £169.2 million in 2024 from £173.9 million in 2023. The decrease in the TMT vertical was driven by lower Media and Tech activity across most geographies, largely offset by the increase in Telecom which was mainly driven by the DEK acquisition contribution.
Revenue from clients in the Mobility vertical decreased by £6.7 million, or 8.3%, to £73.7 million in 2024 from £80.4 million in 2023. The decrease in the Mobility vertical was mainly driven a gradual ramp down in the activity with a large client in North America.
Revenue from clients in the Other verticals increased by £21.4 million, or 17.2%, to £145.8 million in 2024 from £124.4 million in 2023. Growth in the Healthcare vertical was a significant contributor to the overall growth in our other verticals, which was mainly driven by the contribution from the recent GalaxE acquisition.

	Year Ended June 30,		% Change
	2024	2023	2024 vs. 2023
	(pounds in thousands)
North America	£241,652	£258,112	(6.4)%
Europe	£191,206	£182,551	4.7%
United Kingdom	£247,598	£309,365	(20.0)%
RoW	£60,300	£44,705	34.9%
Total	£740,756	£794,733	(6.8)%
Looking at geographies, revenue from clients based in Europe (other than the United Kingdom) increased by £8.7 million, or 4.7%, to £191.2 million in 2024 from £182.6 million in 2023, largely driven by Telecom and Insurance, partly offset by a decrease in the Payments and BCM verticals.
Revenue from clients based in the United Kingdom decreased by £61.8 million, or 20.0%, to £247.6 million in 2024 from £309.4 million in 2023, mainly driven by a decrease in Payments and TMT.
Revenue from clients based in North America decreased by £16.5 million, or 6.4%, to £241.7 million in 2024 from £258.1 million in 2023, with the decline seen in Mobility, BCM and TMT, partly offset by an increase in Insurance and in the Other verticals.
Revenue from clients based in the RoW increased by £15.6 million, or 34.9%, to £60.3 million in 2024 from £44.7 million in 2023, largely due to a full year impact of our DEK and Mudbath acquisitions.
Revenue from our top 10 clients in 2024 decreased by £19.8 million, or 7.6%, to £240.5 million compared to £260.3 million in revenue from our top 10 clients in 2023. We have mainly seen a decline in the Payments and Mobility clients, while clients from BCM, TMT and Other verticals grew and joined the top 10 group.
Cost of Sales

	Year Ended June 30,		% Change
	2024	2023	2024 vs. 2023
	(pounds in thousands)
Cost of sales
Direct cost of sales	£(532,860)	£(505,679)	5.4%
Allocated cost of sales	(28,188)	(24,977)	12.9%
Total cost of sales	£(561,048)	£(530,656)	5.7%
Gross margin	24.3%	33.2%	(8.9)%
Total cost of sales increased by £30.4 million, or 5.7%, in 2024 compared to 2023. The increase consisted of a £27.2 million increase in direct cost of sales, as a result of increased personnel costs. Cost of sales in 2024 includes £9.1 million of restructuring costs related to business optimization actions of management, including redundancy programs and property exits, compared to £5.5 million in 2023. Grant income decreased by £0.1 million in 2024 compared to 2023 and research and development credits (in respect of innovative work we carried out for contract clients) increased by £2.8 million in 2024 compared to 2023. The increase in research and development credits was due to general growth in the size and number of projects and our ability to forecast a higher proportion of our work being qualifying activities based on the latest submitted claim. Included in the allocated cost of sales is the portion of depreciation and amortization expense attributable to the portion of our property and equipment and intangible assets utilized in the delivery of services to our clients. This increased by £3.2 million in 2024 compared to 2023, or 12.9% due to the increase in the size of our delivery organization.
Gross margin decreased to 24.3% in 2024 from 33.2% in 2023, a decrease of 8.9%. The decrease was driven by the uncertain macroeconomic environment and the fast change in the technological landscape, specifically around the advent of AI, which continues to contribute to delays in decision making by our clients. Together with slowing post-COVID tech spend, these factors have resulted in new project work not scaling up as quickly as anticipated or delays in decisions by clients to proceed with new work. We have seen a particular slow down in the Payments sector with our larger clients slowing activity markedly which became increasingly evident in the second half of our financial year and resulted in us carrying excess levels of operational staff during this period of reduced levels of demand. This lower level of staff utilization directly impacted the gross margin and in response to this we subsequently incurred significant restructuring costs on reducing staff numbers which also adversely impacted gross margins. Pricing in the market has remained subdued, which has also adversely impacted gross margin.

Selling, General and Administrative Expenses

	Year Ended June 30,		% Change
	2024	2023	2024 vs. 2023
	(pounds in thousands)
Selling, general and administrative expenses	£(159,568)	£(151,232)	5.5%
% of revenue	(21.5)%	(19.0)%
Selling, general and administrative expenses increased by £8.3 million, or 5.5%, in 2024 compared to 2023.  The increase in total selling, general and administrative expenses is primarily due to an increase of £4.2 million in general and administrative expenses as a result of increased support functions costs, including £2.6 million of restructuring costs related to business optimization actions of management, including redundancy programs, compared to £1.1 million in 2023. Depreciation and amortization increased by £3.4 million, or 22.8%, in 2024 compared to 2023, primarily as a result of a £2.7 million increase in amortization of acquired intangible assets. Property costs increased by £0.9 million or 4.7% as a result of increased rates in several locations and property exit charges. As a percentage of revenue, selling, general and administrative expenses increased from 19.0% in fiscal year 2023 to 21.5% in fiscal year 2024 an increase of 2.5%.

Net Finance Income

	Year Ended June 30,		% Change
	2024	2023	2024 vs. 2023
	(pounds in thousands)
Net finance income	£6,840	£1,318	419.0%
% of revenue	0.9%	0.2%
Net finance income increased by £5.5 million, from £1.3 million in 2023 to £6.8 million in 2024. This increase was mainly attributable to lower foreign exchange losses in 2024 of £2.2 million compared to £10.7 million in 2023 which included a £5.5 million loss arising from an Argentinian blue chip swap transaction used to allow the repatriation of cash from Argentina, an increase in interest earned on bank deposits from £3.5 million in 2023 to £6.2 million in 2024, which were partly offset by a decrease in the fair value movements arising from the remeasurement of deferred and contingent consideration payable on acquisitions from £11.8 million, including discount unwind, in 2023 to £9.1 million in 2024, and additional interest payable on the revolving credit facility drawn down in 2024 of £2.2 million.

Provision for Income Tax

	Year Ended June 30,		% Change
	2024	2023	2024 vs. 2023
	(pounds in thousands)
Provision for income taxes	£(9,858)	£(20,000)	(50.7)%
Provision for income taxes decreased by £10.1 million, or 50.7%, in 2024 compared to 2023. Our annual effective tax rate for 2024 was 36.5%, compared to an annual effective tax rate of 17.5% for 2023. As set out in note 11, the 2024 rate was impacted by the use of U.K. tax losses in earlier periods when the tax rate was lower resulting in the write off of a deferred tax asset, a true up to the prior year U.K. current tax position and also the write off of share-based payments deferred tax assets as a result of the decrease in the Endava share price.

Comparison of the Years Ended June 30, 2023 and 2022

A comparison of fiscal years 2023 and 2022 can be found in “Item 5.A—Operating Results” in our Annual Report on Form 20-F for the fiscal year ended June 30, 2023, which was filed with the SEC on September 19, 2023.

B. Liquidity and Capital Resources.
Capital Resources
To date, we have financed our operations primarily through sales of information technology services, as well as borrowings under our revolving credit facilities and through our initial public offering, which we completed in July 2018. As of June 30, 2024, we had £62.4 million in cash and cash equivalents.
In February 2023, we entered into a Multicurrency Revolving Facility Agreement, or the Facility Agreement, with National Westminster Bank plc as agent, HSBC UK Bank plc, DNB (UK) Limited, Keybank National Association, Banco Bilbao Vizcaya Argentaria, S.A., London Branch and Fifth Third Bank, National Association as mandated lead arrangers, bookrunners and original lenders. The Facility Agreement, which replaced our previous £200.0 million unsecured facility, is an unsecured revolving credit facility in the amount of £350.0 million with a term of four years. The Facility Agreement also provides for uncommitted accordion options for up to an aggregate of £150.0 million in additional borrowing. The Facility Agreement is intended to support our future capital investments and development activities and is guaranteed by members of the Endava group from time to time in accordance with a typical guarantor coverage threshold mechanic. Loans under the Facility Agreement bear interest, at our option, at a rate equal to either the SONIA rate, the EURIBOR rate or the SOFR rate, plus an applicable margin ranging from 1.00% to 1.65% per annum, depending upon the net leverage ratio. The Facility Agreement contains customary representations and warranties and customary default provisions, affirmative and negative covenants applicable to the facility parties and our consolidated subsidiaries. As of June 30, 2024, there was £144.8 million outstanding under the £350.0 million primary facility including £2.2 million utilized for bank guarantees issued by HSBC UK Bank plc, and we were not in breach of any covenants.
Future Capital Requirements

We believe that our existing cash and cash equivalents, together with cash generated from our operations, will be sufficient to meet our working capital expenditure requirements for the next 12 months and over the long term. Our future capital requirements will depend on many factors, including our growth rate and any acquisitions we may complete.
Material Cash Requirements
The following table summarizes our material cash requirements as of June 30, 2024 and the effect such obligations are expected to have on our liquidity and cash flows:

	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years	Total
	(in thousands)
Revolving credit facility	£8,540	£158,323	£—	£—	£166,863
Lease liabilities	14,450	31,080	7,920	10,487	63,937
Financial guarantees	4,094	623	1,050	222	5,989
Short-term leases	1,893	—	—	—	1,893
Leases contracted, but not yet commenced	136	288	24	—	448
Other long-term liabilities	—	—	—	509	509
Total	£29,113	£190,314	£8,994	£11,218	£239,639
As of June 30, 2024, we have property leases that expire at various dates through December 2032.
Cash Flows
The following table shows a summary of our cash flows for the years ended June 30, 2024, 2023 and 2022.

	Year Ended June 30,
	2024	2023	2022
	(in thousands)
Cash and cash equivalents at beginning of the year	£164,703	£162,806	£69,884
Net cash from operating activities	54,392	124,518	120,719
Net cash used in investing activities	(290,325)	(110,851)	(23,875)
Net cash generated from/(used in) financing activities	135,061	(10,998)	(5,078)
Effects of exchange rates on cash and cash equivalents	(1,473)	(772)	1,156
Cash and cash equivalents at end of the year	£62,358	£164,703	£162,806
Operating Activities
Operating activities provided £54.4 million of cash in the year ended June 30, 2024, primarily from profit before tax of £27.0 million and other non-cash items of £57.8 million, a U.K. research and development credit received of £0.5 million offset by tax paid of £14.3 million and adverse net movement in working capital of £16.6 million. The net changes in working capital were primarily driven by a decrease in accruals of £18.7 million, a net decrease in trade receivables and accrued income of £8.2 million, an increase in prepayments of £1.7 million, a decrease in trade payables and deferred income of £4.9 million and a net increase in other debtors and creditors of £0.5 million.
Operating activities provided £124.5 million of cash in the year ended June 30, 2023, primarily from profit before tax of £114.2 million and other non-cash items of £49.2 million, offset by tax paid of £22.7 million and net adverse changes in working capital of £16.1 million. The net changes in working capital were primarily driven by a decrease in accruals of £11.5 million, a net increase in trade receivables and accrued income of £3.7 million, an increase in prepayments of £1.1 million and a decrease in trade payables and deferred income of £0.2 million.
Operating activities provided £120.7 million of cash in the year ended June 30, 2022, primarily from profit before tax of £102.4 million, a U.K. research and development credit received of £0.3 million and other non-cash items of £53.8 million, offset by tax paid of £14.0 million and net adverse changes in working capital of £21.8 million. The net changes in working capital were primarily driven by a net increase in trade receivables and accrued income of £34.2 million and an increase in prepayments of £2.7 million, partially offset by an increase in accruals of £5.2 million and an increase in other liabilities (including VAT / sales tax and payroll related liabilities) of £9.1 million.

Investing Activities
Investing activities used £290.3 million of cash in the year ended June 30, 2024, including £216.6 million (net of cash acquired) to fund the acquisition of GalaxE, £12.5 million (net of cash acquired) to fund the acquisition of EQ Tek, £3.4 million (net of cash acquired) to fund the acquisition of TLM, £2.4 million for the settlement of the Lexicon contingent consideration payable and £1.3 million for settling the deferred consideration payable related to the acquisition of Business Agility. We also used £55.2 million in respect of the repayment of external loans as part of the GalaxE and TLM acquisitions. £5.1 million was spent on purchases of property, plant and equipment relating to our office locations which were partially offset by £6.2 million of interest received on bank deposits.
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
Financing Activities
Financing activities generated £135.1 million of cash in the year ended June 30, 2024, including £145.8 million net proceeds from our revolving credit facility, £6.7 million proceeds from the issuance of shares from the exercise of share option plans, £0.7 million in grants received from the Romanian and North Macedonian governments and proceeds from property subleases in Romania and Germany of £0.1 million, partially offset by £12.6 million repayment of lease liabilities, £2.1 million repayment of lease interest and £3.4 million of interest and debt financing costs paid.
Financing activities used £11.0 million of cash in the year ended June 30, 2023, including £13.5 million repayment of capital and interest on lease liabilities and £4.0 million of interest and debt financing costs paid, partially offset by £5.6 million proceeds from the issuance of shares from the exercise of share option plans, £0.5 million in grants received from the Romanian and Croatian governments and proceeds from property subleases in Romania and Germany of £0.4 million.
Financing activities used £5.1 million of cash in the year ended June 30, 2022, including £13.8 million repayment of capital and interest on lease liabilities and £0.9 million of debt interest payments, partially offset by £8.9 million proceeds from the issuance of shares from the exercise of share option plans, £0.1 million in grants received from the Romanian, German and Croatian governments and proceeds from property subleases in Romania and Germany of £0.6 million.

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
Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management.
MANAGEMENT
Executive Officers and Directors
The following table sets forth certain information with respect to our executive officers and directors, including their ages as of August 15, 2024.

Name	Age	Position(s)
Executive Officers
John Cotterell	63	Chief Executive Officer, Director
Mark Thurston	60	Chief Financial Officer, Director
Rohit Bhoothalingam	51	General Counsel
Julian Bull	54	Chief Operating Officer
David Churchill(1)	41	Chief People Officer
Matt Cloke(1)	50	Chief Technology Officer

Non-Employee Directors
Trevor Smith	69	Chairman of the Board of Directors
Patrick Butcher	56	Director
Sulina Connal	56	Director
Ben Druskin	56	Director
Kathryn Hollister	64	Director
David Pattillo	64	Director
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
Rohit Bhoothalingam has served as our General Counsel since March 2019 and is responsible for Legal, Company Secretarial and Compliance across the Group. Prior to joining Endava, he served as the Associate General Counsel for VEON, a Nasdaq and Euronext-listed digital and telecommunications company, and in senior legal roles in the natural resources and financial services sectors. Mr. Bhoothalingam previously worked in private practice at US law firms Orrick, Herrington & Sutcliffe and Wilmer Hale. He studied law at Cambridge University and holds a Master of Laws from Georgetown University Law Center.
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
Kathryn Hollister has served as a member of our board of directors since October 2022. Since June 2021, Ms. Hollister has served as a member of the board of directors of Clear Secure, Inc. and as a member of the board’s audit and compensation committees. From March 2021 to May 2022, Ms. Hollister served as a member of the board of directors of First Solar, Inc. and as a member of the board’s audit and compensation committees. Ms. Hollister was an active partner at Deloitte for over 25 years until September 2020, where she served as the Chief Strategy Officer of Deloitte Global Tax and Legal practice from 2015 until 2019 and in a variety of leadership roles, including Chief Strategy Officer of Deloitte Tax LLP (USA), managing partner of the U.S. Business Tax Service line, and served both public and private clients. Ms. Hollister was a member of the Board of Directors of Deloitte U.S. from 2008 to 2015 and of Deloitte’s Global Board of Directors from 2010 to 2015. In the community, Ms. Hollister served multiple academic and charitable organizations and currently serves on the boards of trustees of Duke University, University of Cincinnati Health Foundation, and the Cincinnati Museum Center as well as 318 Foundation. A lawyer (licensed, registered inactive, in State of Ohio) and a certified public accountant (licensed, active in the State of Ohio), Ms. Hollister holds a B.A. from Duke University and a J.D. from the University of Cincinnati College of Law. Our board of directors believes that Ms. Hollister’s significant experience as a director and in corporate leadership positions provides her with the qualifications and skills to serve as a director.
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
B. Compensation.
The following discussion provides the amount of compensation paid, and benefits in-kind granted, by us and our subsidiaries to our directors, executive officers and non-employee directors for services in all capacities to us and our subsidiaries for the fiscal year ended June 30, 2024, as well as the amount contributed by us or our subsidiaries into money purchase plans for the fiscal year ended June 30, 2024 to provide pension, retirement or similar benefits to our directors, members of our senior management and non-employee directors.
The following information on directors’ remuneration has been prepared in accordance with disclosure requirements for the company as a “quoted company” under the Companies Act.
Compensation of Directors
The table below details compensation paid or payable to our directors during the financial year ended June 30, 2024, and in the case of Messrs. Cotterell and Thurston, our executive directors, reflects the compensation paid for services as members of our senior management.

£000s		Salary and fees	Benefits(1)	Bonus(2)	Multi-year service variable(3)(4)	Pension(5)	Total	Total fixed compensation	Total variable compensation
Executive Directors
John Cotterell	2024	500	13	—	—	32	545	545	—
Mark Thurston	2024	325	11	—	—	26	362	362	—
Non-Executive Directors
Trevor Smith	2024	75	—	—	138	—	213	75	138
Andrew Allan(6)	2024	25	—	—	—	—	25	25	—
Ben Druskin(7)	2024	56	—	—	138	—	194	56	138
David Pattillo(7)	2024	61	—	—	138	—	199	61	138
Sulina Connal	2024	55	—	—	138	—	193	55	138
Kathryn Hollister(7)	2024	56	—	—	138	—	194	56	138
Patrick Butcher	2024	55	—	—	138	—	193	55	138
(1)     Messrs. Cotterell and Thurston receive a car allowance of £10,000 and £7,500 respectively, and also receive medical insurance, life assurance and income protection.
(2)        Messrs. Cotterell and Thurston will not receive a bonus for the fiscal year ended June 30, 2024 as the performance condition was not met.
(3)        For the executive directors, represents the value of short-term performance equity awards (in the form of PSUs), granted under the 2018 Equity Incentive Plan, or EIP, on July 31, 2023, excluding the long-term performance equity award that is subject to a 3-year performance condition which will be disclosed, to the extent it is earned, in the report for the fiscal year ended June 30, 2026. The performance condition for the short-term performance equity award was not met and the awards have since lapsed in full. For the purpose of this table, awards have been valued using a three-month average share price up to June 30, 2024 ($29.67) converted to GBP (£23.52).
(4)    For the non-executive directors, represents the value of long-term service equity, or RSUs, granted on February 08, 2024. These awards will vest (subject to satisfaction of the service condition) in December 2024. For the purposes of this table awards have been valued using the 10 day average share price used to determine the number of shares to be granted ($75.98) converted to GBP (£59.76).
(5)    In line with other U.K. employees, the executive director pensions are based on an employer contribution of 7.5% of salary. Mr. Cotterell receives a cash allowance in lieu of pension and, taking into account a downward adjustment for the increased employer National Insurance contributions, receives an amount equal to 6.47% of salary.  Mr. Thurston makes a pension contribution of 7.5% via salary sacrifice and, taking into account an upward adjustment for the reduced employer National Insurance contributions, receives a contribution equal to 8.02% of salary.  Both of these adjustments are in line with adjustments made to pension benefits for other UK employees.

(6)        Mr. Allan retired from the board of directors, effective as of the date of our 2023 Annual General Meeting of Shareholders. The fee received by Mr. Allan was prorated from the start of the fiscal year ended June 30, 2024 through his retirement on December 13, 2023.
(7)    For the three non-executive directors based in the U.S., annual fees for 2024 have been converted to GBP using a USD:GBP exchange rate of 1:0.794164, being the average exchange rate over the fiscal year ended June 30, 2024.

Non-Executive Director Service Agreements

We engage independent directors using standard terms as set out in our template letter of appointment. Independent directors are engaged from the commencement date of the letter of appointment for an initial term, until the conclusion of our next annual general meeting. Under the service agreements, Mr. Butcher and Ms. Connal are entitled to receive an annual fee of £55,000, Mr. Smith is entitled to receive an annual fee of £75,000, Mr. Druskin is entitled to receive an annual fee of $70,000, Ms. Hollister is entitled to receive an annual fee of $74,000 and Mr. Pattillo is entitled to receive an annual fee of $77,000, in each case inclusive of fees payable for all duties. Our independent directors are generally entitled to receive restricted share units for each term of their engagement, at the remuneration committee’s sole discretion. Following termination of their appointment, independent directors are subject to a six-month non-competition restrictive covenant, a 12-month non-poach restrictive covenant and a 12-month non‑solicitation restrictive covenant and are not eligible to receive benefits upon termination.
Compensation of Executive Officers
For the fiscal year ended June 30, 2024, the aggregate compensation granted, accrued or paid to our non-director, executive officers for services in all capacities was £1.1 million. We do not set aside or accrue amounts to provide pension, retirement or similar benefits to members of our board of directors or executive officers.
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
2024 Short-term performance incentive payable in cash
Short-term incentives payable in cash for the fiscal year ended June 30, 2024 were subject to an Adjusted PBT performance measure. No amount was payable unless a threshold level of performance was achieved. Payout levels are determined on a straight-line basis based on the outcome for Adjusted PBT between the threshold and maximum performance goals, starting at 0% for meeting the performance threshold. The table below sets out the performance targets applicable in the fiscal year ended June 30, 2024 and performance achieved against them.

Performance Measure	Weighting	Threshold (0% payout)	Maximum (100% payout)	FY24 Actual	FY24 outcome (% of base salary)
Adjusted PBT (£)[1]	100%	£143.7m	£192.0m	£83.0m	0%
(1)    For the avoidance of doubt, any charitable sponsorship that qualifies for a tax credit in Romania is ignored for the purposes of calculating the Adjusted PBT used for director remuneration purposes

Outstanding Equity Awards, Grants and Option Exercises
2024 Short-term performance equity
A portion of the executive directors’ remuneration in the fiscal year ended June 30, 2024 was delivered in the form of a short-term performance incentive granted in PSUs, made under the EIP, that can be earned based on the achievement of certain financial performance goals measured over a one-year period (the “STI PSUs”). To the extent the relevant performance measures were met, the STI PSUs would have vested in two equal tranches approximately 15 and 27 months after the date of grant, respectively. Awards represent 393% of base salary for the CEO and 229% of base salary for the CFO.

Participant	Number of STI PSUs granted	Share price used for grant(1)	Face value(2) $000	Date of grant	End of performance period	Vesting dates
John Cotterell[3]	47,698[5]	$52.57	$2,507	July 31, 2023	June 30, 2024	October 31, 2024 (50%) October 31, 2025 (50%)
Mark Thurston[4]	18,071[5]	$52.57	$950	July 31, 2023
(1)    Based on the 10-day average closing share price to July 12, 2023, equal to £41.25 when converted to GBP using the respective 10-day average exchange rate.
(2)     Based on the share price used to determine the number of shares to be granted ($52.57) multiplied by the number of shares under award.

For the fiscal year ended June 30, 2024, the performance measures for the STI PSUs included revenue growth, Adjusted PBT margin and Order Book metrics. No amount would be payable in respect of each measure unless a threshold level of performance was achieved. Payout levels are determined on a straight-line basis based on the outcome between the threshold and maximum performance goals, starting at 0% for meeting the performance threshold. The table below sets out the performance targets applicable in the fiscal year ended June 30, 2024, and the performance achieved against them.

Performance Measure	Weighting	Threshold (0% payout)	Maximum (100% payout)	FY24 Actual	FY24 outcome (% of base salary)
Revenue Growth (constant currency) (%)	40%	1.8%	27.0%	(4.5)%	0%
Adjusted PBT Margin (%)	40%	18.0%	19.2%	11.2%	0%
Order Book (£)	20%	£980m	£1,115m	£915m	0%
As performance against each of the metrics was below the threshold goals, none of the PSUs were earned and have since lapsed in full.
2024 Long-term performance equity
For the fiscal year ended June 30, 2024, the executive directors were also granted long-term performance equity in the form of PSUs under the EIP which may be earned based on certain financial performance goals measured over a three-year period (the “LTI PSUs”). The LTI PSUs are eligible to vest in October 2026, based on whether a combination of three-year revenue, Adjusted PBT Margin and relative total shareholder return measures meet certain targets by June 30, 2026. Following vesting, any earned shares are subject to a two-year holding period through October 2028. Awards represent 393% of base salary for the CEO and 229% of base salary for the CFO.

Participant	Number of LTI PSUs granted	Share price used for grant(1)	Face value(2) $000	Date of grant	End of performance period	Vesting dates	End of holding period
John Cotterell[3]	47,698[5]	$52.57	$2,507	July 31, 2023	June 30, 2026	October 31, 2026	October 31, 2028
Mark Thurston[4]	18,071[5]	$52.57	$950	July 31, 2023
(1)    Based on the 10-day average closing share price to July 12, 2023, equal to £41.25 when converted to GBP using the respective 10-day average exchange rate.
(2)     Based on the share price used to determine the number of shares to be granted ($52.57) multiplied by the number of shares under award.

No amount would be payable unless a threshold level of performance was achieved. Payout levels are determined on a straight-line basis based on the outcome between the threshold and maximum performance goals, starting at 25% for meeting the performance threshold. The table below sets out the performance measures applicable for the fiscal year ended June 30, 2024 through the fiscal year ending June 30, 2026.

Performance Measure	Weighting	Threshold (25% payout)	Maximum (100% payout)
Revenue (£m)	50%	Will be disclosed in FY2026 Form 20-F	Will be disclosed in FY2026 Form 20-F
Adjusted PBT Margin (%)	30%	Will be disclosed in FY2026 Form 20-F	Will be disclosed in FY2026 Form 20-F
Relative TSR (%)[1]	20%	50th percentile	75th percentile
(1)     Relative TSR is assessed independently against two separate peer groups: a sector peer group (50%) and the constituents of the S&P 500 Information Technology Sector Index at the date of grant (50%). The sector peer group for FY2024 awards comprises Accenture, Booz Allen Hamilton, Capgemini, CGI, CI&T, Cognizant Technology Solutions, EPAM Systems, Exponent, FTI Consulting, Globant S.A., Grid Dynamics, HCL Technologies, Huron Consulting Group, Infosys Limited, Kainos Group, Mindtree Limited, Perficient, Tata Consultancy Services Limited, Thoughtworks Holding and Wipro Limited.

The specific targets for the Revenue and Adjusted PBT goals are commercially sensitive and are therefore not disclosed. However, full details of the targets and performance against those targets will be disclosed in our FY2026 Annual Report, following completion of the three-year performance period.
2023 Long-term performance equity
The first long-term performance awards granted in fiscal year ended June 30, 2023 will complete their performance period in fiscal year ending June 30, 2025, and will be discussed in our next Form 20-F.
Restricted Share Units
Awards of RSUs were made under the EIP to the non-executive directors on February 08, 2024.
The RSUs vest subject to the participant remaining in service to the Company for the duration of the Appointment Period, which is the period of time from the participant’s appointment at the Company’s Annual General Meeting of Shareholders, or AGM, to the next AGM the following year.

Participant	Number of awards	Share price used for grant(1)	Face value(2) $000	Date of grant	Date of vesting(3)
Trevor Smith	2,303	$75.98	$175	February 8, 2024	December, 2024
Ben Druskin	2,303	$75.98	$175	February 8, 2024	December, 2024
David Pattillo	2,303	$75.98	$175	February 8, 2024	December, 2024
Sulina Connal	2,303	$75.98	$175	February 8, 2024	December, 2024
Kathryn Hollister	2,303	$75.98	$175	February 8, 2024	December, 2024
Patrick Butcher	2,303	$75.98	$175	February 8, 2024	December, 2024
(1) Based on the 10-day average share price up to January 10, 2024 used to determine the number of shares to be granted (equal to £59.76 when converted to GBP using the respective 10-day average exchange rate).
(2) Based on the share price used to determine the number of shares to be granted ($75.98) multiplied by the number of shares under award.
(3) Awards vest on October 31, 2024 or, if later, the date of the 2024 AGM (actual date to be confirmed), and will therefore vest (provisionally) on December 12, 2024.

Executive Directors’ Share Awards Outstanding at the 2024 Financial Year End

Award type	Held at June 30, 2023	Granted in year	Lapsed in year	Vested in year	Held at June 30, 2024	Date of grant	Option price	Market price on settlement date(1)	Vest Date	Date of expiry
John Cotterell
FY2020 EIP PSU(2)	13,947	—	—	13,947	—	July 31, 2019	—	£40.90	(3)	N/A
FY2021 EIP PSU(4)	22,680	—	—	11,340	11,340	September 16, 2020	—	£40.90	(5)	N/A
FY2022 EIP PSU(6)	26,785	—	—	8,928	17,857	August 9, 2021	—	£40.90	(7)	N/A
FY2023 EIP PSU(8)	33,504	—	—	3,350	30,154	December 13, 2022	—	£40.90	(9)	N/A
FY2024 EIP PSU(10)	—	95,396	47,698	—	47,698	July 31, 2023	—	—	(11)	N/A
FY2022 SSP(12)	82	—	—	—	82	November 5, 2021	£92.00	—	December 1, 2024	December 1, 2031
FY2023 SSP(12)	155	—	—	—	155	November 24, 2022	£57.40	—	December 1, 2025	December 1, 2032
FY2024 SSP(12)	—	218	—	—	218	November 28, 2023	£40.62	—	December 1, 2026	December 1, 2033
Mark Thurston
FY2020 EIP PSU(2)	6,974	—	—	6,974	—	July 31, 2019	—	£40.90	(3)	N/A
FY2021 EIP PSU(4)	11,340	—	—	5,670	5,670	September 16, 2020	—	£40.90	(5)	N/A
FY2022 EIP PSU(6)	10,683	—	—	3,561	7,122	August 9, 2021	—	£40.90	(7)	N/A
FY2023 EIP PSU(8)	11,023	—	—	1,102	9,921	December 13, 2022	—	£40.90	(9)	N/A
FY2024 EIP PSU(10)	—	36,142	18,071	—	18,071	July 31, 2023	—	—	(11)	N/A
FY2022 SSP(12)	82	—	—	—	82	November 5, 2021	£92.00	—	December 1, 2024	December 1, 2031
FY2023 SSP(12)	155	—	—	—	155	November 24, 2022	£57.40	—	December 1, 2025	December 1, 2032
FY2024 SSP(12)	—	218	—	—	218	November 28, 2023	£40.62	—	December 1, 2026	December 1, 2033
(1)    Converted to GBP using the prevailing exchange rate on the date of settlement.
(2)    These awards were subject to a PBT performance condition over the 2020 financial year. The performance condition was met in full and as such 100% of this award was earned.
(3)    Fully vested.
(4)    These awards were subject to multiple-weighted performance metrics over the 2021 financial year. The performance condition was met in full and as such 100% of this award was earned. The Board consider that these targets are commercially sensitive and remain so even on a retrospective basis as they would give our competitors and clients information on the company’s target setting approach and how target performance levels relate to internal performance expectations. However, full details of the target and performance against that target will be disclosed at such time when it is no longer considered commercially sensitive.
(5)    Awards vest in four equal tranches from October 31, 2021 to October 31, 2024.
(6)    These awards were subject to multiple weighted performance metrics over the 2022 financial year. The performance conditions were met in full and as such 100% of this award was earned. The Board consider that these targets are commercially sensitive and remain so even on a retrospective basis as they would give our competitors and clients information on the company’s target setting approach and how target performance levels relate to internal performance expectations. However, full details of the target and performance against that target will be disclosed at such time when it is no longer considered commercially sensitive.
(7)    Awards vest in four equal tranches from October 31, 2022 to October 31, 2025.

(8)    These awards were subject to multiple weighted performance metrics over the 2023 financial year as described above. The performance conditions related to the short-term performance equity award were partially met and 25% of this award was earned. The specific targets are commercially sensitive and therefore are not disclosed prospectively. However, full details of the target and performance against that target will be disclosed at such time when it is no longer considered commercially sensitive.
(9)    The short-term performance equity awards vest in two equal tranches from October 31, 2023 to October 31, 2024. The long-term performance equity awards vest, subject to achievement, on October 31, 2025.
(10)    These awards were subject to multiple weighted performance metrics over the 2024 financial year as described above. The performance conditions related to the short-term performance equity award were not met and no shares subject to this award will be eligible to vest. The specific targets are commercially sensitive and therefore are not disclosed prospectively.
(11)    The short-term performance equity awards vest in two equal tranches from October 31, 2024 to October 31, 2025. The long-term performance equity awards will vest, subject to achievement, on October 31, 2026 and are subject to a further two-year holding period.
(12)    Discounted ‘Share Success’ options granted under the 2018 Equity Incentive Plan to all eligible employees, maturing on December 1, 2024 and subject to continued employment only. Non-discounted All-Employee ‘Share Success’ options granted under the 2018 Equity Incentive Plan to all eligible employees, maturing on December 1, 2025 and December 1, 2026 and subject to continued employment only.

Directors’ Current Shareholdings and Interests in Shares
The table below provides details on the Directors’ current shareholdings as well as their interests in outstanding share awards as of June 30, 2024.

	Unconditionally-owned shares(1)	Shareholding guideline (% base salary)	Percentage of salary/fees applicable to share ownership requirement(2)	Share Awards		Share Options(8)
				EIP (unvested; still subject to performance)	EIP (unvested; subject only to service condition)	SSP (unvested options; not subject to performance)	Total
Executive Directors
John Cotterell	8,631,236(3)	300%	39999%	74,502(4)	32,547(5)	455	107,504
Mark Thurston	41,464	300%	378%	26,890(4)	13,894(5)	455	41,239
Non-Executive Directors		Shareholding guideline ($ value)(6)	% guideline met(7)
Trevor Smith	72,479	$300,000	728%	—	2,303	—	2,303
Ben Druskin	55,863	$300,000	566%	—	2,303	—	2,303
David Pattillo	32,863	$300,000	341%	—	2,303	—	2,303
Sulina Connal	4,149	$300,000	62%	—	2,303	—	2,303
Kathryn Hollister	1,186	$300,000	33%	—	2,303	—	2,303
Patrick Butcher	—	$300,000	0%	—	2,303	—	2,303
(1)      Represents shares in which no connected persons hold any interests.
(2)     This value includes all unconditionally owned shares, plus the value of outstanding tranches of prior EIP awards that are subject to service conditions only (on a net of tax basis), valued using the share price at the end of the fiscal year ($29.24) converted to GBP of £23.12. Executive Directors are required to build and maintain a shareholding to the value of 300% of salary within five years of appointment.
(3)     Includes 2,000,000 shares held in trust.
(4)     Includes a number of EIP awards granted on July 31, 2023, subject to a performance period ending June 30, 2026.
(5)    Includes a number of EIP awards granted on September 16, 2020, of which 100% were earned based on performance up to June 30, 2021. Includes a number of EIP awards granted on August 9, 2021, of which 100% were earned based on performance up to June 30, 2022. Includes a number of EIP awards granted on December 13, 2022, of which 25% were earned based on performance up to June 30, 2023.
(6)    Following shareholder approval of the Remuneration Policy at the December 2022 AGM, non-executive directors are required to build and maintain a share holding equivalent to $300,000 from the approval of the policy or, if later, their date of appointment.
(7)    Valued using the closing share price at June 30, 2024 of $29.24.

(8)    There are no vested but unexercised options.

Equity Compensation Arrangements
We have granted options and equity incentive awards under our (1) Endava Share Option Plan, or the Share Option Plan, (2) Joint Share Ownership Plan, or the JSOP, (3) 2015 Long Term Incentive Plan, or the 2015 Plan, (4) Non-Executive Director Long Term Incentive Plan, or the Non-Executive Director Plan, (5) the 2018 Equity Incentive Plan, or the 2018 Plan, (6) the 2018 Non-Employee Sub Plan, or the 2018 Sub Plan, (7) the 2018 Sharesave Plan, the Sharesave Plan and (8) 2018 International Sub-Plan to the 2018 Sharesave Plan, or the International Sharesave Plan. We refer to the Share Option Plan, the JSOP, the 2015 Plan, the Non-Executive Director Plan, the 2018 Plan, the 2018 Sub Plan, the Sharesave Plan and International Sharesave Plan together as the Plans. As of June 30, 2024, there were 4,324,717 Class A ordinary shares available for issuance under the Plans, 12,968 of which are held by the EBT.
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
Shares Available for Awards
The maximum number of Class A ordinary shares that may be issued under our 2018 Plan as of June 30, 2024 is 6,050,507 which includes Class A ordinary shares reserved for issuance under our 2018 Non-Employee Sub-Plan described below. No more than 16,050,000 Class A ordinary shares may be issued under the 2018 Plan upon the exercise of incentive share options. In addition, the number of Class A ordinary shares reserved for issuance under our 2018 Plan will automatically increase on January 1 of each year, commencing on January 1, 2019 and ending on (and including) January 1, 2028, in an amount equal to 2% of the total number of shares outstanding on December 31 of the preceding calendar year. Our board may act prior to January 1 of a given year to provide that there will be no increase for such year or that the increase for such year will be a lesser number of Class A ordinary shares. Class A ordinary shares issued under the 2018 Plan may be authorized but unissued shares, shares purchased on the open market or treasury shares.
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
Shares available for options
The maximum number of Class A ordinary shares that may be issued under our Sharesave Plan as of June 30, 2024 is 8,520,194 Class A ordinary shares, which includes Class A ordinary shares reserved for issuance under any overseas plan described below. In addition, the number of Class A ordinary shares reserved for issuance under our Sharesave Plan will automatically increase on January 1 of each year, commencing on January 1, 2019 and ending on (and including) January 1, 2028, in an amount equal to 2% of the total number of shares outstanding on December 31 of the preceding calendar year. Our board of directors may act prior to January 1 of a given year to provide that there will be no increase for such year or that the increase for such year will be a lesser number of Class A ordinary shares.
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
Clawback Policy
On November 9, 2023, our board of directors adopted an Incentive Compensation Recoupment Policy, or the Clawback Policy, effective as of October 2, 2023. The Clawback Policy is administered by our Remuneration Committee and was adopted in compliance with Section 10D of the Exchange Act and applicable rules of the New York Stock Exchange. The Clawback Policy provides that if we are required to record an accounting restatement, then we will seek to recover incentive-based compensation from certain current or former executive officers' that was erroneously awarded and received during the three completed fiscal years immediately preceding the date we are required to record such accounting restatement, as well as any transition period (resulting from a change in the Company’s financial year) within or immediately following those three completed financial years.
A copy of this policy is included as Exhibit 97.1 to this Annual Report.
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
C. Board Practices
Composition of our Board of Directors
Our board of directors currently consists of eight members. Our board of directors has determined that six of our eight directors, Patrick Butcher, Sulina Connal, Ben Druskin, Kathryn Hollister, David Pattillo and Trevor Smith, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under the rules of the New York Stock Exchange. There are no family relationships among any of our directors or senior management.
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

Committees of our Board of Directors
Our board of directors has three standing committees: an audit committee, a remuneration committee and a nominating and corporate governance committee.
Audit Committee
The audit committee, which currently consists of Messrs. Butcher, Pattillo and Smith, assists the board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. Mr. Pattillo serves as chairman of the committee. The audit committee consists exclusively of members of our board of directors who are financially literate, and Mr. Pattillo is considered an “audit committee financial expert” as defined by applicable SEC rules. Our board of directors has determined that all of the members of the audit committee satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The audit committee is governed by a charter that complies with New York Stock Exchange rules.
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
Remuneration Committee
The remuneration committee, which currently consists of Messrs. Druskin and Smith and Ms. Hollister, assists the board of directors in determining executive officer compensation. Ms. Hollister serves as chair of the committee. Under SEC and New York Stock Exchange rules, there are heightened independence standards for members of the remuneration committee, including a prohibition against the receipt of any compensation from us other than standard board member fees. Although foreign private issuers are not required to meet this heightened standard with respect to all members, we have determined that all members meet this heightened standard.
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
Nominating and Corporate Governance Committee
The nominating and corporate governance committee, which currently consists of Messrs. Druskin and Smith and Mss. Connal and Hollister, assists our board of directors in identifying individuals qualified to become members of our board of directors consistent with criteria established by our board of directors and in developing our corporate governance principles. Mr. Smith serves as chairman of the committee.
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
D. Employees
For a discussion of our employees, see “Item 4.B - Business Overview - Our People”.
E. Share Ownership.
For information regarding the share ownership of our directors and executive officers, see “Item 6.B.—Compensation—Outstanding Equity Awards, Grants and Option Exercises” and “Item 7.A—Major Shareholders.”
F. Disclosure of a Registrant’s Actions to Recover Erroneously Awarded Compensation
Not applicable.

Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders.
The following table sets forth the beneficial ownership of our shares as of August 15, 2024:
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
The percentage ownership and voting power information shown in the table is based upon 44,675,400 Class A ordinary shares and 14,356,032 Class B ordinary shares outstanding as of August 15, 2024.
We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include ordinary shares issuable pursuant to the vesting of restricted stock units and the exercise of share options that are either immediately exercisable or exercisable on or before October 14, 2024, which is 60 days after August 15, 2024. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. In addition, the total number of Class A ordinary shares in the table below does not give effect to the potential conversion of any Class B ordinary shares into Class A ordinary shares. See the section entitled “Key Provisions in our Articles of Association-Shares and Rights Attaching to Them-Share Conversion” and “Key Provisions in our Articles of Association-Shares and Rights Attaching to Them-Restrictions on Transfer” in Exhibit 2.3(a) to this Annual Report on Form 20-F (Description of Share Capital) for a discussion of the entitlement of holders of Class B ordinary shares to convert them into Class A ordinary shares and limitations on such entitlement. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for persons listed in the table is c/o Endava plc, 125 Old Broad Street, London, EC2N 1AR, United Kingdom.

	Class A Ordinary Shares Beneficially Owned		Class B Ordinary Shares Beneficially Owned		Total Voting Power †
	Shares	%	Shares	%	%
Name of Beneficial Owner
5% or Greater Shareholders
Alex Day	—	—	2,051,766	14.3	10.9
Goran Stevanovic	—	—	1,662,500	11.6	8.8
Kayne Anderson Rudnick Investment Management, LLC (1)	4,300,036	9.6	—	—	2.3
BAMCO Inc./Ronald Baron/Baron Capital Group, Inc. (2)	2,356,089	5.3	—	—	1.3

Executive Officers and Directors:
John Cotterell(3)	131,236	*	8,500,000	59.2	45.2
Mark Thurston(4)	37,214	*	4,250	*	*
Rohit Bhoothalingam(5)	2,609	*	—	—	*
Julian Bull(6)	2,383	*	461,204	3.2	2.5
David Churchill(7)	—	—	—	—	—
Matt Cloke(8)	1,144	*	—	—	*
Patrick Butcher(9)	—	—	—	—	—
Sulina Connal(10)	4,149	*	—	—	*
Ben Druskin(11)	44,488	*	11,375	*	*
Kathryn Hollister(12)	1,186	*	—	—	—
David Pattillo(13)	21,488	*	11,375	*	*
Trevor Smith(14)	11,104	*	61,375	*	*
All current executive officers and directors as a group (12 persons)(15)	257,001	*	9,049,579	63	48.2
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
(1)    Based solely on a Schedule 13G/A filed with the SEC on April 9, 2024. Consists of ADSs representing Class A ordinary shares. According to the filing, Kayne Anderson Rudnick Investment Management LLC, or KAR LLC, has (i) sole voting power over 928,794 ADSs, (ii) shared voting power over 3,306,930 ADSs, (iii) sole dispositive power over 993,106 ADSs and (iv) shared dispositive power over 3,306,930 ADSs; Virtus Investment Advisers, Inc., or Virtus Investment Advisers, has (i) sole voting power over zero ADSs, (ii) shared voting power over 3,306,930 ADSs, (iii) sole dispositive power over zero ADSs and (iv) shared dispositive power over 3,306,930 ADSs; and Virtus Equity Trust on behalf of Virtus KAR Small Cap Growth Fund, or Virtus Equity Trust, has (i) sole voting power over zero ADSs, (ii) shared voting power over 2,784,813 ADSs, (iii) sole dispositive power over zero ADSs and (iv) shared dispositive power over 2,784,813 ADSs.. The address of KAR LLC is 2000 Avenue of the Stars, Suite 1110, Los Angeles, CA 90067; the address of Virtus Investment Advisers is One Financial Plaza, Hartford, CT 06103; and the address of Virtus Equity Trust is 101 Munson Street, Greenfield, MA 01301.
(2)    Based solely on a Schedule 13G/A filed with the SEC on February 14, 2024. Consists of ADSs representing Class A ordinary shares held of record by BAMCO Inc., or BAMCO, and Baron Capital Management, Inc., or BCM. BAMCO and BCM are subsidiaries of Baron Capital Group, Inc., or BCG, and Ronald Baron owns a controlling interest in BCG and exercises shared voting and dispositive power over the shares held by BAMCO and BCM. The principal business address for each of BAMCO, BCM, BCG and Ronald Baron is 767 Fifth Avenue, 49th Floor, New York, NY 10153.

(3)    Consists of (1) 6,500,000 Class B ordinary shares held directly by Mr. Cotterell and (2) 2,000,000 Class B ordinary shares held in a trust of which Mr. Cotterell is a trustee. Excludes 257,483 Class A ordinary shares issuable under the 2018 Plan, none of which are exercisable within 60 days of August 15, 2024.
(4)    Excludes 96,060 Class A ordinary shares issuable under the 2018 Plan, none of which are exercisable within 60 days of August 15, 2023.
(5)    Excludes 59,711 Class A ordinary shares issuable under the 2018 Plan, none of which are exercisable within 60 days of August 15, 2024.
(6)    Excludes 784,428 Class A ordinary shares issuable under the 2018 Plan, none of which are exercisable within 60 days of August 15, 2024.
(7)    Excludes 41,768 Class A ordinary shares issuable under the 2018 Plan, none of which are exercisable within 60 days of August 15, 2024.
(8)    Excludes 41,459 Class A ordinary shares issuable under the 2018 Plan, none of which are exercisable within 60 days of August 15, 2024.
(9)    Mr. Butcher was appointed as a director, effective May 2, 2023 and does not hold any ordinary shares as of the date of this report.
(10)    Excludes 2,303 Class A ordinary shares issuable under the 2018 Plan, none of which are exercisable within 60 days of August 15, 2024.
(11)    Excludes 4,891 Class A ordinary shares issuable under the 2018 Plan, none of which are exercisable within 60 days of August 15, 2024.
(12)    Excludes 5,079 Class A ordinary shares issuable under the 2018 Plan none of which are exercisable within 60 days of August 15, 2024.
(13)    Excludes 5,173 Class A ordinary shares issuable under the 2018 Plan, none of which are exercisable within 60 days of August 15, 2024.
(14)    Excludes 2,303 Class A ordinary shares issuable under the 2018 Plan, none of which are exercisable within 60 days of August 15, 2024.
(15) Excludes 607,549 Class A ordinary shares issuable under the 2018 Plan, none of which are exercisable within 60 days of August 15, 2024.

Based on a Schedule 13G filed with the SEC on February 9, 2024, Grandeur Peak Global Advisors, LLC no longer beneficially owned more than 5% of our ordinary shares. Based on a Schedule 13G/A filed with the SEC on May 10, 2024, T. Rowe Price Associates and related entities no longer beneficially owned more than 5% of our ordinary shares. To our knowledge, other than as disclosed above, no major shareholder has disclosed a significant change in its percentage ownership of our ordinary shares during the three years ended June 30, 2024.

We are not aware of any arrangement whereby we are directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly, nor are we aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
Record Holders
As of August 15, 2024, 59,031,432 of our ordinary shares (including ordinary shares represented by ADSs) were issued and outstanding. To our knowledge, approximately 1.2% of our total outstanding Class A ordinary shares were held by 24 record holders in the United States. As of August 15, 2024, to our knowledge, less than 1% of our outstanding Class B ordinary shares are held by two record holders in the United States. Additionally, approximately 89.9% of our total outstanding Class A ordinary shares are held by a nominee of the depositary for the ordinary shares underlying our ADSs. The actual number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States as the calculation of record holders does not include beneficial owners whose ordinary shares or ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.
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

Share Option Grants and Equity Incentive Awards to Directors and Executive Officers
We have granted share options and equity incentive awards to certain of our directors and executive officers. For more information regarding the share options and awards granted to our directors and named executive officers see “Item 6.B—Directors, Senior Management and Employees-Compensation.”
Indemnity Agreements

We have entered into deeds of indemnity with each of our directors and executive officers. See “Item 6.B—Directors, Senior Management and Employees-Compensation-Insurance and Indemnification.”
C. Interests of Experts and Counsel.
Not applicable.
Item 8. Financial Information

A. Consolidated Statements and Other Financial Information.
Consolidated Financial Statements
Our consolidated financial statements are appended as part of this annual report at the end of this annual report, starting at page F-1.
Legal Proceedings
From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. The outcome of litigation and claims cannot be predicted with certainty, and the resolution of these matters could materially affect our future results of operations, cash flows, or financial position. We are not aware of any legal proceedings that we believe could have, individually or in the aggregate, a material adverse effect on our business, results of operations, cash flows or financial position.
On August 26, 2024, we and certain of our directors and officers were named in a putative class action lawsuit in the United States District Court for the Southern District of New York captioned Hendrick Mueller et al. v. Endava plc et al. The class action, brought on behalf of an investor and others similarly situated between May 23, 2023 and February 28, 2024, asserts claims against the Company, our CEO and CFO for violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder, based on, among other things, the dissemination of statements allegedly containing material misstatements and/or omissions about our business, operations and prospects. Other similar lawsuits or proceedings may be initiated in the future. The defendants intend to defend vigorously against this action.
Dividend Distribution Policy
Our dividends are declared at the discretion of our board of directors. We declared an aggregate of £18.2 million in dividends during the fiscal year ended June 30, 2016. We did not pay any dividends in the fiscal years from 2017 to 2024 and do not anticipate paying any dividends for the foreseeable future. We intend to retain all available funds and any future earnings for use in the operation and expansion of our business. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors in compliance with applicable legal requirements and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, our strategic goals and plans to expand our business, applicable law and other factors that our board of directors may deem relevant. In addition, our revolving credit facility limits our ability to pay dividends, with certain exceptions. See “Risk Factors — We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our ADSs.”
B. Significant Changes
Since June 30, 2024, no significant change has occurred.
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
C. Material Contracts
Multicurrency Revolving Credit Facility
In February 2023, we entered into a Multicurrency Revolving Facility Agreement, or the Facility Agreement, with certain lenders, as outlined in “Item 5.B. Liquidity and Capital Resources.” The Facility Agreement, which replaced a previous £200.0 million unsecured facility, is an unsecured revolving credit facility in the amount of £350.0 million. The facility will mature on February 8, 2027, which reflects a one-year maturity extension provided for under the terms of the Facility Agreement. We may be granted one additional one-year extension if timely requested prior to February 8, 2025. The Facility Agreement also provides for uncommitted accordion options for up to an aggregate of £150.0 million in additional borrowing. The Facility Agreement is intended to support the Company’s and its subsidiaries' future capital investments and development activities, and is guaranteed by members of the Endava group from time to time in accordance with a typical guarantor coverage threshold mechanic. Loans under the Facility Agreement bear interest, at our option, at a rate equal to either the SONIA rate, the EURIBOR rate or the SOFR rate, plus an applicable margin ranging from 1.00% to 1.65% per annum, depending upon the net leverage ratio. The Facility Agreement contains customary representations and warranties and customary default provisions, affirmative and negative covenants applicable to the facility parties and our consolidated subsidiaries. We drew down on the Facility Agreement for the first time during the fiscal year ended June 30, 2024. As of June 30, 2024, an aggregate of £144.8 million is outstanding under the Facility Agreement. For additional information, please refer to note 22 of our consolidated financial statements appearing elsewhere in this Annual Report on Form 20-F.
GalaxE Acquisition
On April 10, 2024, we completed the acquisition of the GalaxE business, a global IT and business solutions provider, or GalaxE, by acquiring the total issued share capital of GalaxE Group, Inc., a company registered in Delaware. GalaxE is headquartered in New Jersey, United States, and has delivery centers in multiple locations in India and North America. GalaxE provides digital transformation services for Fortune 500 clients in the healthcare, financial services and retail industries clients in the North America.
The acquisition was made pursuant to the terms of a merger agreement between Endava Delaware Holdings, Inc, Endava Delaware, Inc., Endava plc and GalaxE Group, Inc., among others, dated February 29, 2024, or the “Merger Agreement”. The Merger Agreement is filed as Exhibit 4.10 to this Annual Report on Form 20-F.

The total consideration included elements of cash, equity, deferred and contingent consideration. The cash consideration was $355 million, which amount remains subject to post-closing adjustments based on the cash, debt and working capital of GalaxE as of the closing date. Equity consideration consisted of 545,802 Class A shares that were issued to the GalaxE sellers, subject to a lock-up period, with a fair value of equity consideration of $20 million using a share price at acquisition date of $36.43. In addition, $30 million of contingent consideration is payable upon fulfillment of certain earn-out conditions related to revenue of GalaxE during the earn-out period, which expires on December 31, 2024.
For additional information, please refer to note 15 of our consolidated financial statements appearing elsewhere in this Annual Report on Form 20-F.

Other Agreements

For additional information on material contracts involving directors, senior management, employees or related parties, if applicable, please see “Item 6. Directors, Senior Management and Employees,” and “Item 7.B. Related Party Transactions” of this Annual Report on 20-F.
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
Although PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets, we believe we were not a PFIC for our 2023 tax year and we do not expect to be a PFIC for our current taxable year. There can be no assurance that we will not be a PFIC in future taxable years. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS, will agree with our conclusion, that the IRS would not successfully challenge our position, and that a court would not sustain the IRS’s challenge. Because of the uncertainties involved in establishing our PFIC status, our U.S. counsel expresses no opinion regarding our PFIC status.
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
All dividends received by an individual U.K. Holder from us or from other sources will form part of that U.K. Holder’s total income for income tax purposes and will constitute the top slice of that income. A nil rate of income tax will apply to the first £5,000 of taxable dividend income received by the individual U.K. Holder in the tax year 2024/2025. Income within the nil rate band will be taken into account in determining whether income in excess of the £5,000 tax-free allowance falls within the basic rate, higher rate or additional rate tax bands.
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
An unconditional agreement to transfer Class A ordinary shares to, or to a nominee or agent for, a person whose business is or includes the issue of depositary receipts or the provision of clearance services will generally be subject to SDRT (or, where the transfer is effected by a written instrument, stamp duty) at a higher rate of 1.5% of the amount or value of the consideration given for the transfer unless the clearance service has made and maintained an election under section 97A of the U.K. Finance Act 1986, or a section 97A election. It is understood that HMRC regards the facilities of DTC as a clearance service for these purposes and we are not aware of any section 97A election having been made by DTC. However, no stamp duty or SDRT is payable where the transfer of Class A ordinary shares to a clearance service or depositary receipt system satisfies the conditions of an exemption, which will generally be the case if the transfer occurs in the course of qualifying capital-raising arrangements.
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
In the fiscal year ended June 30, 2024 , 31.5% of our sales were denominated in the British Pound, 35.6% of our sales were denominated in U.S. dollars, 22.8% were denominated in Euros and the balance was in other currencies. Conversely, during the same time period, 53.5% of our expenses were denominated in Euros (or in currencies that largely follow the Euro, including the RON) and 13.9% in U.S. dollars. As a result, strengthening of the Euro relative to the British Pound and weakening of the U.S. dollar relative to the British Pound present the most significant risks to us. Any significant fluctuations in currency exchange rates may have a material impact on our business.
Since April 2024, we have engaged in foreign exchange hedging by using net investment hedges. A net investment hedge is a financial strategy that companies use to protect themselves from changes in exchange rates by netting off the foreign exchange movements in a borrowing with foreign exchange movements in an investment in a foreign subsidiary. To achieve this we have designated some of our revolving credit facility loan tranches as net investment hedges and matching them with net investments in subsidiaries of the same currency. This helps protect the value of some of our foreign investments. The impact of the net investment hedges to date is immaterial.
Interest Rate Risk
We had cash and cash equivalents of £62.4 million as of June 30, 2024, which consisted of readily available bank deposits in various currencies, principally Euro, U.S. Dollar, British Pound and RON. These investments earn interest at variable rates and, as a result, decreases in market interest rates would generally result in decreased interest income.
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
Concentration of Credit and Other Risk
During the fiscal years ended June 30, 2024, 2023 and 2022, our 10 largest clients based on revenue accounted for 32.5%, 32.8%, and 33.8% of our total revenue, respectively. Mastercard was our largest client during our fiscal year ended June 30, 2024, contributing less than 10% of our revenue in the fiscal year ended June 30, 2024, compared to 10.7% of our revenue in the year ended June 30, 2023, and less than 10% of our revenue in the year ended June 30, 2022.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of June 30, 2024. Based on this evaluation, management has concluded that our disclosure controls and procedures as of June 30, 2024 were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

Management's Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d15(f) under the Exchange Act) and for the assessment of the effectiveness of our internal control over financial reporting. Management, with the participation of our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), assessed our internal control over financial reporting based upon the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of June 30, 2024..

Our management has excluded TLM Partners Entertainment EMEA Limited, TLM Partners, Inc, TLM Partenaires Inc, EQ Tek sp. z o.o, and the legal entities forming GalaxE Group Inc, from its assessment of internal control over financial reporting as of June 30, 2024, as the companies were acquired during the financial year. The companies are included in our consolidated financial statements for the year ended June 30, 2024 and constituted £45.0 million or 4.4% of total assets and £34.0 million or 4.6% of revenue, respectively.

Attestation Report of the Registered Public Accounting Firm
Our independent registered public accounting firm, PricewaterhouseCoopers LLP, who audited the consolidated financial statements included in this annual report, have audited the effectiveness of the Company’s internal control over financial reporting as of June 30, 2024. PricewaterhouseCoopers LLP’s report is included on page F-2 of this Annual Report on Form 20-F.

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
Item 16B. Code of Business Conduct and Ethics.
We have adopted a Code of Conduct that is applicable to all of the directors, executives, employees and independent contractors of Endava and our subsidiaries. A copy of the Code of Conduct is available on our website at www.endava.com. The board of directors is responsible for overseeing the Code of Conduct and must approve any waivers of the Code of Conduct for directors, executives, employees and independent contractors. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website.
Item 16C. Principal Accountant Fees and Services.
PricewaterhouseCoopers LLP has served as our independent registered public accountant since December 2022. Aggregate fees for professional services provided to us for the fiscal year ended June 30, 2024 and 2023 were as follows:

	Year Ended June 30,	Year Ended June 30,
	2024	2023
	(pounds in thousands)	(pounds in thousands)
Audit Fees(1)	£3,504	£3,081
Audit-Related Fees(2)	285	440
Tax Fees(3)	245	377
All Other Fees(4)	96	202
Total	£4,130	£4,100

(1) “Audit Fees” are the aggregate fees for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.
(2) “Audit-Related Fees” are the aggregate fees for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. Audit-Related fees for the year ended June 30, 2024 relate to quarterly review fees.
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
Item 16D. Exemptions from the Listing Standards for Audit Committees
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
Item 16G. Corporate Governance.
As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices, instead of certain corporate governance practices required by the New York Stock Exchange for U.S. domestic issuers. While we intend to follow most New York Stock Exchange corporate governance listing standards, we follow U.K. corporate governance practices in lieu of New York Stock Exchange corporate governance listing standards as follows:
•Exemption from quorum requirements applicable to meetings of shareholders. In accordance with usual practice in England and Wales, our articles of association provide alternative quorum requirements that are generally applicable to shareholder meetings;
•Exemption from the New York Stock Exchange corporate governance listing standards applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the New York Stock Exchange corporate governance listing standards, as permitted by the foreign private issuer exemption; and
•Exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans.
We may opt to rely on additional home country practice exemptions in the future. We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and the New York Stock Exchange corporate governance rules and listing standards.
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
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.
Not applicable.
Item 16J. Insider Trading Policies
Our board of directors has established insider trading policies and procedures to provide guidance on the purchases, sales and other dispositions of our securities by our directors, officers, employees and other relevant persons, with the goal of promoting compliance with applicable insider trading laws, rules and regulations, and the listing standards of the New York Stock Exchange.
The Share Dealing Code is filed as Exhibit 11.1 to this annual report on Form 20-F.
Item 16K. Cybersecurity
Risk management and strategy
We have implemented and maintain information security processes and risk management practices designed to identify, assess and manage material risks from cybersecurity threats to our critical computer networks, third party hosted services, communications systems, hardware and software, and to our critical data, including intellectual property and personal data, confidential information that is proprietary, strategic or competitive in nature, collectively referred to as “Information Systems and Data.”
Our information security functions, including our CyberSecurity Center of Excellence, or CSCoE, and Information Security, or IS, team, are dedicated to identifying, assessing and managing the Company’s cybersecurity threats and risks. We do this by using various methods, including, for example, using manual and automated tools to (i) conduct threat assessments for internal and external threats, (ii) conduct vulnerability assessments to identify vulnerabilities, (iii) perform penetration testing, (iv) evaluate our and our industry’s risk profile as well as threats reported to us, (v) perform internal and external audits of our security data procedures, (vi) conduct employee training, (vii) monitor emerging laws and regulations related to data protection and information security, and (viii) third-party conducted table-top incident response exercises to test our security processes.
Depending on the environment, we implement and maintain various technical, physical, and organizational measures, processes, standards and policies designed to manage and mitigate material risks from cybersecurity threats to our Information Systems and Data, including, for example: (i) implementing an incident response plan and policies; (ii) implementing disaster recovery and business continuity plans; (iii) conducting regular risk assessments of our vendors and vulnerabilities; (iv) encrypting certain data; (v) putting in place network security controls and access controls; (vi) systems tracking and monitoring; (vii) implementing certain security standards and achievement of certain security certifications; (viii) segregating certain data where appropriate; and (ix) maintaining cybersecurity insurance.
Before beginning use of products or services which could expose confidential information of us or our clients to any third party and/or which would be critical to the provision of services to our clients, we have processes in place designed to assess the risks that the use of a vendor and any associated products/services pose. In order to perform such an assessment, we have developed a vendor risk management program to manage cybersecurity risks associated with the use of third-party providers. Depending on the nature of the services provided, the sensitivity of the Information Systems and Data at issue, our vendor risk management process may involve different levels of assessment designed to help identify cybersecurity risks associated with a provider and impose on the provider contractual obligations related to cybersecurity. The vendor risk management program includes a risk assessment that is performed through security questionnaires, review of business continuity and disaster recovery preparedness documentation, review of security accreditations, evaluation of penetration testing assessments, internet footprint and in-context technical risk assessments.
Our assessment and management of material risks from cybersecurity threats are integrated into the Company’s overall risk management processes. For example, (i) cybersecurity risk is addressed as a component of the Company’s enterprise risk management program and identified in the Company’s risk register, (ii) our Risk Committee and CISO evaluate and monitor material risks from cybersecurity threats against our overall business objectives, and (iii) the Audit Committee and Board of Directors are provided with regular updates on our risk register and cybersecurity incidents, including incident response plans and remedial actions.
We use third-party service providers to assist us from time to time to identify, assess, and manage material issues from cybersecurity threats, including third-party firms who run table-top exercises to test our security processes and provide penetration testing to test the integrity of our IT estate.

For a description of the risks from cybersecurity threats that may materially affect the Company and how they may do so, see our risk factors under “Item 1A. Risk Factors” in this Annual Report on Form 20-F, including under the heading “Risks Related to Our Business.”
Governance
Our Board of Directors is responsible for our overall cybersecurity risk management as part of its general oversight function and delegates to the Audit Committee oversight of management’s assessment and management of risks relating to cybersecurity, and the steps management has taken to monitor and mitigate such risks. The Audit Committee advises management and the Company’s auditors on the adequacy and effectiveness of Endava’s information security and cybersecurity policies and is responsible for the remediation and mitigation of cybersecurity items on the Company’s internal risk register as part of its role in ensuring adequate internal controls and procedures.
Each quarter, our IS team prepares a report on cybersecurity incidents, risks, mitigation actions and strategy, and the Chief Information Security Officer, or “CISO”, presents this to the board of Directors. Our cybersecurity risk assessment and management processes are implemented and maintained by our CISO, who is also responsible for hiring appropriate personnel, helping to integrate cybersecurity risk considerations into the Company’s overall risk management strategy, and communicating key priorities to relevant personnel. Our CISO has over 40 years of experience in senior IT and technology roles, focused over the last 25 years on security in both the public and private sectors including CISO roles for the U.K. government, law enforcement, global technology companies and FTSE100 companies. Our IS team is comprised of a dedicated team of security experts with extensive cybersecurity qualifications and certifications and specialized experience in the cybersecurity domain. Members of our CSCoE, offensive security team and governance, risk and compliance teams have experience in information security, cyber threat defense, risk management, IT systems auditing, process analysis, personal data protection, security awareness and physical security. These teams are responsible for approving budgets, helping prepare for cybersecurity incidents, approving cybersecurity processes, and reviewing security assessments and other security-related reports.
Our CSCoE and IS teams track and log cybersecurity events across the Company, including those related to our vendors and third-party service providers. These events are categorized and assigned a severity score. Significant cybersecurity events are reviewed regularly and, if appropriate, escalated to a multidisciplinary Risk Assessment Team (that includes members of the Security, Legal, Data Protection, Finance teams) which investigates and responds to the cybersecurity event. If the Risk Assessment Team deems the cybersecurity event as a potentially material incident, it is escalated to the Materiality Assessment Team, which is made up of our Chief Financial Officer, General Counsel, Chief Information Security Officer, Chief Technology Officer, Chief Operating Officer, Chief People Officer, Group Data Protection Officer and head of Internal Technology, for any additional investigation and materiality determination. The Materiality Assessment Team escalates any potentially material cybersecurity incidents to the Board of Directors and we consult with outside counsel as appropriate to assess potential disclosure obligations.
PART III
Item 17. Financial Statements.
See pages F-1 through F-79 of this Annual Report on Form 20-F.
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

4.1+	Endava Share Option Plan (incorporated by reference to Exhibit 10.1 to our F-1 Registration Statement)
4.2+	Endava Joint Share Ownership Plan (incorporated by reference to Exhibit 10.2 to our F-1 Registration Statement)
4.3+	Endava Limited 2015 Long Term Incentive Plan (incorporated by reference to Exhibit 10.3 to our F-1 Registration Statement)
4.4+	Endava Limited 2017 Non-Executive Director Long Term Incentive Plan (incorporated by reference to Exhibit 10.4 to our F-1 Registration Statement)
4.5+	Endava plc 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to our F-1 Registration Statement)
4.6+	Endava plc 2018 Sharesave Plan (incorporated by reference to Exhibit 10.6 to our F-1 Registration Statement)
4.7+	Endava plc 2018 International Sub-Plan to the Endava 2018 Sharesave Plan (incorporated by reference to Exhibit 4.7 of our 2019 20-F)
4.8	Form of Deed of Indemnity for Directors and Officers (incorporated by reference to Exhibit 10.8 to our F-1 Registration Statement)
4.10*†	Merger Agreement between Endava Delaware Holdings, Inc, Endava Delaware, Inc., Endava plc and GalaxE Group, Inc., among others, dated February 29, 2024
4.11
Multicurrency Revolving Facility Agreement dated February 8, 2023, among Endava plc, the Original Borrowers, the Original Guarantors, the Mandated Lead Arrangers, the Original Lenders and National Westminster Bank PLC, as agent (incorporated by reference to Exhibit 99.2 to our Current Report on Form 6-K (File No. 001-38607) filed with the Commission on February 9, 2023.

8.1*	Significant Subsidiaries of Endava plc
11.1*	Endava plc Share Dealing Code
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

15.2*	Consent of KPMG LLP, Independent Registered Public Accounting Firm
97.1*	Endava plc Incentive Compensation Recoupment Policy
101.INS*	XBRL Instance Document - the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH*	XBRL Taxonomy Extension Schema with Embedded Linkbase Documents
104	Cover page, formatted as Inline XBRL and contained in Exhibit 101
________________
*    Filed herewith.
**    Furnished herewith.
+    Indicates management contract or compensatory plan.
† Portions of this exhibit have been redacted pursuant to Item 4 of the “Instructions As To Exhibits” of Form 20-F because the Company customarily and actually treats the redacted information as private or confidential and the omitted information is not material. Schedules and other similar attachments have also been omitted. The registrant hereby undertakes to furnish an unredacted copy of the agreement and supplemental copies of any of the omitted schedules and other similar attachments upon request by the Securities and Exchange Commission.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Endava plc

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Endava plc and its subsidiaries (the “Company”) as of June 30, 2024 and 2023, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of June 30, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the years then ended in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control Over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management’s Annual Report on Internal Control Over Financial Reporting, management has excluded TLM Partners Entertainment EMEA Limited, TLM Partners, Inc, TLM Partenaires Inc, EQ Tek sp. z.o.o, and the legal entities forming GalaxE Group Inc from its assessment of internal control over financial reporting as of June 30, 2024 because they were acquired by the Company in purchase business combinations during the year ended June 30, 2024. We have also excluded TLM Partners Entertainment EMEA Limited, TLM Partners, Inc, TLM Partenaires Inc, EQ Tek sp. z.o.o, and the legal entities forming GalaxE Group Inc from our audit of internal control over financial reporting. TLM Partners Entertainment EMEA Limited, TLM Partners, Inc, TLM Partenaires Inc, EQ Tek sp. z.o.o, and the legal entities forming GalaxE Group Inc are wholly-owned subsidiaries whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent £45.0 million or 4.4% and £34.0 million or 4.6%, respectively, of the related consolidated financial statement amounts as of and for the year ended June 30, 2024.

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

Critical Audit Matter

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

Valuation of acquired client relationships - GalaxE acquisition

As described in Notes 3E and 15 to the consolidated financial statements, during the year ended June 30, 2024, the Group completed the acquisition of GalaxE (“the acquisition”), and recognised an intangible asset for client relationships of £66.3 million. The fair value of the acquired client relationship intangible asset for GalaxE has been recognised at a provisional fair value, and was therefore estimated by management by applying an assumed client relationship fair value as a proportion of the total consideration transferred based on comparable historical acquisitions. Management applied judgement in determining the appropriate valuation method and in assessing the comparability of historical acquisitions.

The principal considerations for our determination that performing procedures relating to Valuation of acquired client relationships - GalaxE acquisition is a critical audit matter are (i) the significant judgement made by management in developing the fair value estimate of the acquired client relationships;

and (ii) a high degree of auditor judgement, subjectivity, and effort in performing procedures and evaluating the valuation method and comparability of historical acquisitions for GalaxE.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of acquired client relationships and recognized as intangible assets, including controls over the development of assumptions. These procedures also included, among others, (i) reading the share purchase agreement, (ii) testing management’s process for determining the provisional fair value of the acquired client relationship intangible asset, (iii) evaluating the appropriateness of the valuation method adopted by management, (iv) testing the mathematical accuracy of the model, (v) testing the completeness and accuracy of data used in the model, and (vi) considering historical acquisitions made by the Group and their similarity to the GalaxE acquisition in nature, to determine whether they should be included in the analysis prepared by management in calculating the provisional fair value to apply to the client relationship intangible asset acquired.

/s/ PricewaterhouseCoopers LLP
Reading, United Kingdom
September 19, 2024

We have served as the Company’s auditor since 2022.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Endava plc:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of comprehensive income, changes in equity, and cash flows of Endava plc and subsidiaries (the Company) for the year ended June 30, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended June 30, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).
Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG LLP

We served as the Company’s auditor from 2016 to 2022.

London, United Kingdom
October 31, 2022

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended 30 June 2024, 2023 and 2022

	Note	2024 £'000	2023(1) £'000	2022(1) £'000
Revenue	5	740,756	794,733	654,757
Cost of sales
Direct cost of sales		(532,860)	(505,679)	(414,411)
Allocated cost of sales		(28,188)	(24,977)	(22,415)
Total cost of sales		(561,048)	(530,656)	(436,826)
Gross profit		179,708	264,077	217,931
Selling, general and administrative expenses		(159,568)	(151,232)	(122,547)
Operating profit	6	20,140	112,845	95,384
Finance expense	9	(10,032)	(14,826)	(3,142)
Finance income	10	16,872	16,144	10,137
Net finance income		6,840	1,318	6,995
Profit before tax		26,980	114,163	102,379
Tax on profit on ordinary activities	11	(9,858)	(20,000)	(19,286)
Profit for the year and profit attributable to the equity holders of the Company		17,122	94,163	83,093
Other comprehensive (expense)/income
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations and net investment hedge impact		(3,041)	(9,999)	6,580
Total comprehensive income for the year attributable to the equity holders of the Company		14,081	84,164	89,673
Earnings per share (EPS):	13
Basic EPS		£0.29	£1.64	£1.48
Diluted EPS		£0.29	£1.62	£1.43
Weighted average number of shares outstanding - basic		58,318,968	57,314,839	56,272,036
Weighted average number of shares outstanding - diluted		58,749,497	58,082,388	58,018,200
There is no tax impact of the amounts recognised through other comprehensive income.

The notes hereto form an integral part of these consolidated financial statements.

(1) The presentation of the Consolidated Statements of Comprehensive Income has been changed to no longer separately disclose the net impairment gains/(losses) on financial assets on the face of the Consolidated Statements of Comprehensive Income, but include them within Selling, general and administrative expenses, on the basis that they are not material in any of the years presented.

CONSOLIDATED BALANCE SHEETS
As of 30 June 2024 and 2023

	Note	2024 £'000	2023 £’000 (Restated) (1)
Assets - Non-current
Goodwill	14	515,724	239,249
Intangible assets	16	127,797	65,473
Property, plant and equipment	17	20,638	25,940
Lease right-of-use assets	23	53,294	65,084
Deferred tax assets	12	18,323	20,926
Financial assets and other receivables	19, 23	10,499	5,242
Total		746,275	421,914
Assets - Current
Trade and other receivables	19	193,673	179,550
Corporation tax receivable		11,402	3,842
Financial assets	23	183	56
Cash and cash equivalents		62,358	164,703
Total		267,616	348,151
Total assets		1,013,891	770,065
Liabilities - Current
Lease liabilities	23	14,450	14,573
Trade and other payables	20	116,569	91,828
Corporation tax payable		8,556	5,402
Contingent consideration	15	8,444	7,650
Deferred consideration	15	5,840	1,267
Total		153,859	120,720
Liabilities - Non-current
Borrowings	22	144,754	—
Lease liabilities	23	43,557	54,441
Deferred tax liabilities	12	30,814	14,434
Contingent consideration	15	—	3,809
Deferred consideration	15	943	4,837
Other liabilities		509	516
Total		220,577	78,037
Equity
Share capital	24	1,180	1,155
Share premium	27	21,280	14,625
Merger relief reserve	27	63,440	42,805
Retained earnings		573,640	522,926
Other reserves	27	(20,059)	(10,176)
Investment in own shares		(26)	(27)
Total		639,455	571,308
Total liabilities and equity		1,013,891	770,065
The notes hereto form an integral part of these consolidated financial statements.
(1) Restated to include the effect of revisions arising from provisional to final acquisition accounting for DEK and Mudbath (refer to note 3C for details).

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years ended 30 June 2024, 2023 and 2022

	Share capital £’000	Share premium £’000	Merger relief reserve £’000	Investment in own shares £’000	Retained earnings £’000	Capital redemption reserve £’000	Other reserves £’000	Foreign exchange translation reserve £’000	Total £’000
Balance at 30 June 2021	1,114	247	30,003	(155)	278,839	161	—	(13,760)	296,449
Equity-settled share-based payment transactions - net of tax	—	—	—	—	35,737	—	—	—	35,737
Issuance of shares related to acquisitions	—	—	—	—	—	—	1,505	—	1,505
Exercise of options	21	8,905	—	—	—	—	—	—	8,926
Hyperinflation adjustment	—	—	—	—	433	—	—	—	433
Transaction with owners	21	8,905	—	—	36,170	—	1,505	—	46,601
Profit for the year	—	—	—	—	83,093	—	—	—	83,093
Other comprehensive income	—	—	—	—	—	—	—	6,580	6,580
Total comprehensive income for the year	—	—	—	—	83,093	—	—	6,580	89,673
Balance at 30 June 2022	1,135	9,152	30,003	(155)	398,102	161	1,505	(7,180)	432,723
Equity-settled share-based payment transactions - net of tax	—	—	—	—	29,418	—	—	—	29,418
Issuance of shares related to acquisitions	4	—	12,802	—	—	—	5,337	—	18,143
Exercise of options	16	5,473	—	128	(39)	—	—	—	5,578
Hyperinflation adjustment	—	—	—	—	1,282	—	—	—	1,282
Transaction with owners	20	5,473	12,802	128	30,661	—	5,337	—	54,421
Profit for the year	—	—	—	—	94,163	—	—	—	94,163
Other comprehensive expense	—	—	—	—	—	—	—	(9,999)	(9,999)
Total comprehensive income for the year	—	—	—	—	94,163	—	—	(9,999)	84,164
Balance at 30 June 2023	1,155	14,625	42,805	(27)	522,926	161	6,842	(17,179)	571,308
Equity-settled share-based payment transactions - net of tax	—	—	—	—	33,592	—	—	—	33,592
Issuance of shares related to acquisitions	14	—	20,635	—	—	—	(6,842)	—	13,807
Exercise of options	11	6,655	—	1	—	—	—	—	6,667
Transaction with owners	25	6,655	20,635	1	33,592	—	(6,842)	—	54,066
Profit for the year	—	—	—	—	17,122	—	—	—	17,122
Other comprehensive expense	—	—	—	—	—	—	278	(3,319)	(3,041)
Total comprehensive income for the year	—	—	—	—	17,122	—	278	(3,319)	14,081
Balance at 30 June 2024	1,180	21,280	63,440	(26)	573,640	161	278	(20,498)	639,455
The notes hereto form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended 30 June 2024, 2023 and 2022

	Note	2024 £’000	2023(1) £'000	2022(1) £'000
Operating activities
Profit for the year		£17,122	£94,163	£83,093
Income tax charge	11	9,858	20,000	19,286
Non-cash adjustments	28	57,768	49,165	53,799
Tax paid		(14,254)	(22,737)	(14,033)
Research and development credit received		478	—	344
Net changes in working capital	28	(16,580)	(16,073)	(21,770)
Net cash from operating activities		54,392	124,518	120,719
Investing activities
Purchase of non-current assets (tangibles and intangibles)		(5,486)	(13,674)	(13,967)
Proceeds from disposal of non-current assets		346	187	272
Payment for acquisition of subsidiary, net of cash acquired	15	(236,110)	(79,691)	(10,364)
Other acquisition-related settlements	28	(55,246)	(21,179)	—
Interest received		6,171	3,506	184
Net cash used in investing activities		(290,325)	(110,851)	(23,875)
Financing activities
Proceeds from borrowings	28	153,814	—	—
Repayment of borrowings	28	(8,056)	—	—
Proceeds from sublease		94	439	560
Repayment of lease liabilities		(12,629)	(11,812)	(12,677)
Repayment of lease interest		(2,147)	(1,676)	(1,128)
Grant received	28	707	494	139
Interest and debt financing costs paid		(3,389)	(4,011)	(885)
Proceeds from exercise of options		6,667	5,568	8,913
Net cash generated from/(used in) financing activities		135,061	(10,998)	(5,078)
Net change in cash and cash equivalents		(100,872)	2,669	91,766
Cash and cash equivalents at the beginning of the year		164,703	162,806	69,884
Net foreign exchange differences		(1,473)	(772)	1,156
Cash and cash equivalents at the end of the year		£62,358	£164,703	£162,806

The notes hereto form an integral part of these consolidated financial statements.

(1)The presentation of the Consolidated Statement of Cash Flows has been changed to separately present the repayment of lease interest from the total repayments of lease liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.General Information
Reporting Entity
Endava plc (the “Company,” “we,” “us,” and, together with its subsidiaries, the “Group” and each a “Group Entity”) is domiciled in London, United Kingdom. The address of the Company’s registered office is 125 Old Broad Street, London, EC2N 1AR. The Group’s expertise spans the entire ideation-to-production spectrum, creating value for our clients through creation of Product and Technology Strategies and Intelligent Digital Experiences, delivered via world-class engineering and through our broad technical capabilities.
These consolidated financial statements do not constitute the Company's statutory accounts for the years ended 30 June 2024, 2023 or 2022.
2.Application of New and Revised International Financial Reporting Standards (“IFRS”)
The adoption of the following IFRS amendments did not have a material effect on the Group’s consolidated financial statements and related disclosures for the fiscal year ended 30 June 2024.
Effective for annual periods beginning on or after January 2023:
•IFRS 17 - Insurance Contracts
•Amendments to IFRS 17: Insurance contracts: Initial Application of IFRS 17 and IFRS 9 - Comparative Information
•Amendments to IAS 1: Presentation of Financial Statements: Classification of Liabilities as Current or Non-current
•Amendments to IAS 1: Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies
•Amendments to IAS 8: Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates
•Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction
•Amendments to IAS 12: Income taxes: International tax reform
The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.
New and amended accounting standards that have been issued but are not yet effective
    The following new or amended standards and interpretations are applicable in future periods but are not expected to have a material impact on the Group’s consolidated financial statements and related disclosures.
Effective for annual periods beginning on or after January 2024:
•Amendment to IAS 1 - Non - current liabilities with covenants
•Amendment to IFRS 16 - Leases on sale and leaseback
•Amendment to IAS 7 and IFRS 7 - Supplier finance

3.Material accounting policies information
A.Statement of Compliance
The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The consolidated financial statements were authorised for issue by the Board on 19 September 2024.
B.Basis of Preparation
The consolidated financial statements have been prepared on a historical cost basis, except where IFRS requires or permits fair value measurement.
The principal accounting policies adopted by the Group in the preparation of the consolidated financial statements are set out below.
C. Amendments to fiscal 2023 comparative statements
Measurement period adjustments
During the reporting period, the acquisition accounting for both DEK and Mudbath was finalised during the measurement period. The comparative balance sheet as of 30 June 2023 has been revised to include the impact to the provisional amounts recognised. The following table described the impact on the previously reported financial statements for the year ended 30 June 2023:

		Adjustments
	2023 £’000 as reported	DEK £’000	Mudbath £’000	2023 £’000 as restated
Goodwill	240,818	(1,531)	(38)	239,249
Intangible assets	66,216	(743)	—	65,473
Deferred tax assets	20,156	641	129	20,926
Trade and other receivables	177,866	1,654	30	179,550
Corporation tax receivable	4,042	(200)	—	3,842
Trade and other payables	91,159	669	—	91,828
Corporation tax payable	5,940	(659)	121	5,402
Deferred tax liabilities	14,623	(189)	—	14,434
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
As the acquisition accounting for GalaxE is provisional as at the balance sheet date, management estimated the fair value of the client relationships by applying an assumed client relationship fair value as a proportion of the total consideration transferred based on comparable historical acquisitions. Management applied judgement in determining the appropriate valuation method and assessing the comparability of historical acquisitions. Varying the historic benchmark of client relationship value as a proportion of consideration transferred by plus or minus 1% produces a spread of client relationship values that range by £2.4 million. Management expects to update the GalaxE client relationship fair value using a more detailed assessment as part of our normal process of finalising the acquisition accounting within the measurement period.
Further detailed information in relation to business combinations is included in note 15 to the financial statements.
Research and Development Expenditure Credit (RDEC) Enquiry
The Group has historically claimed tax credits through its subsidiary, Endava (UK) Ltd, under the U.K.’s RDEC program, which incentivises research and development activities that are directed and overseen from the U.K., resulting in advancements in knowledge or technology.
For the fiscal year ended 30 June 2022, HM Revenue & Customs (HMRC) initiated an inquiry into Endava (UK) Ltd's prior RDEC claims. The company’s tax years from 30 June 2016, onward remain open to inspection by HMRC. The total value of these RDEC claims, including estimates for the fiscal years ending 30 June 2023, and 2024, is approximately £18.5 million, net of tax.

Management has exercised significant judgment in evaluating the validity of these RDEC claims, relying on its interpretation of the qualifying activities for this claim, interpretation of the relevant tax regulations in effect during the claim periods and consultation with external advisors. Despite the ongoing HMRC review, management remains confident in its position and does not consider it probable that any portion of these claims will be disallowed. As result, no provision has been recorded in the consolidated financial statements related to this inquiry and a contingent liability has been disclosed - see note 30.

The Group considers there to be no further critical accounting judgments included the consolidated financial statements.
F. Going Concern
In accordance with IAS 1 ‘Presentation of financial statements’, and revised Financial Reporting Council (“FRC”) guidance on ‘risk management, internal control and related financial and business reporting’, the Directors have considered the funding and liquidity position of the Group and have assessed the Group’s ability to continue as a going concern for the foreseeable future. In doing so, the Directors have reviewed the Group’s budget and forecasts, and have taken into account all available information about the future for a period of at least, but not limited to, 12 months from the date of approval of these consolidated financial statements.

The Group meets its day-to-day working capital requirements and medium-term funding requirements through its trading cash flows. At 30 June 2024, the Group had net assets of £639.5 million and net current assets of £113.8 million, of which £62.4 million was cash and cash equivalents. In addition, the Group has a remaining undrawn revolving credit facility (RCF) of £205.2 million, which matures in 2027.

The Directors have considered the business activities and the Group’s principal risks and uncertainties in the context of the current operating environment. This includes the associated risks with doing business in an environment with inflationary pressures and risk of recession increasing in certain markets. We have also assessed the risk of breaching RCF covenants now that Endava has drawn down under the RCF as at 30 June 2024. The Directors have reviewed the Group’s liquidity and modelled cash flow projections to produce a baseline forecast scenario.

The Directors have also considered sensitivities in respect of a potential severe but plausible downside scenario over and above the baseline scenario concluding that the Group is still able to continue in operation for a period of at least 12 months from the date of approval of these consolidated financial statements. The baseline scenario was derived from the forecast for the fiscal year ending 30 June 2025 approved by the Board.

In the severe but plausible downside scenario, revenue over the forecast period is assumed to be 20% lower than the baseline scenario, and cost mitigation measures are taken by management only in the second quarter of the fiscal year ending 30 June 2025, for two quarters only with increasing costs thereafter in line with revenue growth. The closing cash balance at the end of the forecast period at 31 December 2025 in this scenario is £43 million lower than the baseline scenario, but remains positive throughout the forecast period, and no further draw-downs under the RCF would be required.

For both scenarios, management has reviewed over the next 18 month period the Group’s compliance with its two banking covenants (net leverage and interest cover ratios) and has confirmed that no covenant breaches are expected within this period. As a result the Group will continue to have sufficient liquidity headroom in a severe but plausible downside scenario.

For both of the scenarios considered, the Group’s cash position continues to remain strong throughout the forecast period and as noted above, the Group also has access to an unutilised RCF of £205.2 million, funded by a group of banks.

Not withstanding the weakened business performance during the fiscal year ended 30 June 2024, given the forecasted level of cash retained in the business, the balance available from the undrawn RCF and the ability to reduce the cost base as required, the Directors support the continued going concern assumption. The Directors still remain vigilant and ready to implement mitigation action in the event of a downturn in demand or any adverse events impacting operations.

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
The Group performs valuations of assets acquired and liabilities assumed on each acquisition accounted for as a business combination and allocates the purchase price to the tangible and intangible assets acquired and liabilities assumed based on management’s best estimate of fair value. The Group determines the appropriate useful life of intangible assets by performing an analysis of cash flows based on historical experience of the acquired businesses. Intangible assets are amortised over their estimated useful lives based on the pattern over which the economic benefits associated with the asset are expected to be consumed, which to date has approximated the straight-line method of amortisation.
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
(ii)    Foreign operations
In the consolidated financial statements, all assets, liabilities and transactions of Group Entities with a functional currency other than Sterling are translated into Sterling upon consolidation. The functional currency of the entities in the Group has remained unchanged during the reporting period except for Endava Argentina SRL, which changed its functional currency from Argentinian peso to USD. The reason for a change of functional currency was due to the fact that the majority of the entity's payroll costs, which form the majority of its expenses, became payable in USD rather than Argentinian pesos, due to the choice made by the majority of the entity's employees to be paid in USD rather than Argentinian pesos. Combined with the fact that the cash inflows for the entity are denominated in USD, the change in the denomination of the majority of expenses to USD triggered the change in functional currency as of 1 July 2023.
On consolidation, assets and liabilities have been translated into Sterling at the closing rate at the reporting date. Goodwill and fair value adjustments arising on the acquisition of a foreign entity have been treated as assets and liabilities of the foreign entity and translated into Sterling at the closing rate. Income and expenses have been translated into Sterling at the average rate over the reporting period. Exchange differences are charged/credited to other comprehensive income and recognised in the currency translation reserve in equity. On disposal of a foreign operation, the related cumulative translation differences recognised in equity are reclassified to the statement of comprehensive income and are recognised as part of the gain or loss on disposal. Foreign exchange gains and losses relating to qualifying net investment hedges are charged/credited to other comprehensive income.
Accounting standards are applied on the assumption that the value of money (the unit of measurement) is constant over time. However, when the rate of inflation is no longer negligible, a number of issues arise impacting the true and fair nature of the accounts of entities that prepare their financial statements on a historical cost basis. To address such issues, entities apply IAS 29 Financial Reporting in Hyperinflationary Economies from the beginning of the period in which the existence of hyperinflation is identified. Argentina was considered to be a hyperinflationary economy since 1 July 2018. The Group recognised the effects of hyperinflation in its consolidated financial statements in every subsequent period. Starting 1 July 2023, Endava Argentina SRL changed its functional currency to USD. Endava no longer had exposure to hyperinflationary economies in the fiscal year 2024.
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
• The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and
• The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding
Financial assets at amortised cost are subsequently measured using the effective interest rate (EIR) method and are subject to impairment. Gains and losses are recognised in profit or loss when the asset is derecognised, modified or impaired. The Group’s financial assets at amortised cost includes cash and cash equivalents, trade and other receivables (excluding prepayments, R&D tax credit, grant receivables and other debtors), accrued income and finance lease receivables.
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
The Group’s financial liabilities include trade and other payables (excluding deferred income and other liabilities and taxation), lease liabilities , loans and borrowings, accruals, client volume discounts and deferred and contingent consideration.
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
Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included within finance expense in the statement of comprehensive income. This category applies to the Group’s interest-bearing loans and borrowings.
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
v) Net investment hedges
A net investment hedge is a hedge of the foreign currency risk arising from the retranslation of net investments in currencies other than the Group’s functional currency. A foreign currency exposure arises from net investments in Group Entities whose functional currency differs from the parent’s functional currency. The risk is defined as the risk of fluctuation in spot exchange rates between the functional currency of the net investments and the parent’s functional currency. Any gain and loss on the net investment hedge relating to the effective portion of the hedge is recognised in other comprehensive income. The gain and loss relating to the ineffective portion is recognised immediately in profit or loss within finance income or expense.

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
K. Intangible Assets and Goodwill
(i)    Goodwill
Goodwill represents the excess of the aggregate purchase price paid over the fair value of the net assets acquired in business combinations. Goodwill is not amortised and is tested for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.
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
If the fair value of the reporting unit is less than book value, the carrying amount of the goodwill is compared to its recoverable amount. The estimate of recoverable amount may require valuations of certain internally generated and unrecognised intangible assets. If the carrying amount of goodwill exceeds the recoverable amount of that goodwill, an impairment loss is recognised in an amount equal to the excess. The Group is one CGU and tests for goodwill impairment on 30 June of each year. For more details on the CGU refer to Note 4.
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
(iii) Internally generated intangible assets
Intangible assets arising from development are recognised if, and only if, all the following have been demonstrated:
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
The amount initially recognised for internally generated assets is the sum of expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally generated intangible asset can be recognised, development expenditure is recognised in profit or loss in the period in which it is incurred. Subsequent to initial recognition, internally generated intangible assets are reported at cost less accumulated amortisation and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.
(iv)    Subsequent expenditure
Subsequent expenditure is only capitalised when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is recognised in the statement of comprehensive income as incurred.

(v)    Amortisation
Except for goodwill, intangible assets are amortised on a straight-line basis in the statement of comprehensive income over their estimated useful lives, from the date they are available for use.

Client relationship	1 - 20 years
Supplier relationships	5 years
Non-compete agreement	3 years
Computer software	3 - 5 years
Licences	Shorter of licence period and up to 3 years
Software - own work capitalised	3 - 5 years
L. Lease Agreements
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
M. Impairment
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
The cash-generating unit to which goodwill has been allocated (determined by the Group’s management as equivalent to its operating segments) is tested for impairment at least annually. All other individual assets or the cash-generating unit are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset or cash-generating unit’s carrying amount exceeds its recoverable amount, which is the higher of fair value less costs to sell and value-in use. The group has one class of business (the provision of IT services) and is managed on a single consolidated P&L, and therefore, CGU basis. For more details on the CGU refer to Note 4.
To determine the value-in-use, management estimates expected future cash flows from each cash generating unit and determines a suitable discount rate in order to calculate the present value of those cash flows. The data used for impairment testing procedures are directly linked to the Group’s latest approved budget, adjusted as necessary to exclude the effects of future reorganiations and asset enhancements. Discount factors are determined individually for each cash-generating unit and reflect management’s assessment of respective risk profiles, such as market and asset-specific risks factors. Impairment losses for cash-generating units reduce first the carrying amount of any goodwill allocated to that cash-generating unit. Any remaining impairment loss is charged pro rata to the other assets in the cash-generating unit. With the exception of goodwill, all assets are subsequently reassessed for indications that an impairment loss previously recognised may no longer exist. An impairment charge is reversed if the cash-generating unit’s recoverable amount exceeds its carrying amount.
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
(ii)    Short-term employee benefits
Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognised for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.
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

O. Revenue
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
Under time-and-materials based contracts, the Group charges for services based on daily or hourly rates and generally bills and collects monthly in arrears. The Group applies the practical expedient. Under the practical expedient, if the vendor’s right to consideration from a customer corresponds directly with the value to the customer of the vendor’s performance completed to date, the vendor can recognise revenue at the amount to which the vendor has the right to invoice. Consequently, the revenue from time-and-materials contracts is recognised based on the right to invoice for services performed, with the corresponding cost of providing those services reflected as cost of sales when incurred.
Fixed price contracts are predominantly flat rate recurring service arrangements provided evenly over time, where revenue is recognised on a straight-line basis over the period of the service and do not require any judgment.
A small proportion of fixed price contracts contain percentage of completion and milestone contracts recognised over time. Percentage of completion and milestone contract revenue is recognised over time applying the input or output methods depending on the nature of the project and the agreement with the customer. The input method is applied by recognising revenue on the basis of the Group’s efforts to date in the satisfaction of the performance obligation relative to the total expected inputs to the satisfaction of the performance obligation. The output method is applied by recognising revenue on the basis of direct measurements of the value to the customer of the services transferred to date relative to the remaining services promised under the contract, respectively. Each method is applied according to the characteristics of each contract and client. The inputs and outputs are selected based on how faithfully they depict the Group's performance towards complete satisfaction of the performance obligation. These methods are followed where reasonably dependable estimates of revenues and costs can be made. Percentage of completion and milestone contracts generally correspond to short-term contracts that generally do not span more than one accounting period.
The group also enters into a small number of volume-based arrangements where revenue is recognised based upon performance of certain activities (e.g. processing of IT service tickets). Volume-based revenue is recognised over time based on the volume of IT related services provided in the period at the fixed rate per activity.
Variable consideration usually takes the form of volume-based discounts, rebates, price concessions or incentives. Determining the estimated amount of such variable consideration involves assumptions and estimation uncertainty that can have an impact on the amount of revenues reported. The majority of this variable consideration relates to volume based discounts and rebates which are applied as a reduction to revenues recognised to date, and are estimated based on future forecasts of contracted revenue during the contractual period, considering the highly probable threshold.
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
P. Cost of Sales
The Group divides cost of sales into two categories: direct cost of sales and allocated cost of sales. Direct cost of sales consists primarily of personnel costs, including salary, bonuses, share-based compensation, benefits and travel expenses for the Group’s employees directly involved in delivery of the Group’s services, as well as software licenses and other costs that relate directly to the delivery of services. Allocated cost of sales consists of the portion of depreciation, amortisation and property costs related to delivery of the Group's services. The allocation is calculated based on headcount.
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
The Group has been granted government grants mainly for job creation and training in some European countries where delivery units are located. The grants received are not under complex fulfillment conditions and involve job creation and retention and provision of training services as per the agreements. During the reporting period, the Group received £0.7 million (2023: £0.5 million) from contracted government grants and there were no amounts repaid due to unfulfillment of conditions. The Group considers the risk of any material derecognition of grant income due to unfulfillment of conditions to be remote.
Amounts receivable in respect of research and development expenditure credits are recognised within trade and other receivables in the financial statements in the year in which the related expenditure was incurred, provided there is sufficient evidence that these amounts are recoverable. If the research and development expenditure credits are to be received in a period of over one year from the balance sheet date, they are presented under financial assets and other receivables under non-current assets. These credits, which are credited as an offset to cost of sales, are based on a fixed percentage of the cost of work that is directed and supervised from the United Kingdom, and achieves an advance in technology that was uncertain at the outset of the work. The amounts are recognised within cost of sales in the Group statement of comprehensive income, because they relate to innovations that the Group develops for its contract with clients from which the Group earns revenue.
Following IAS 20 presentation options, the Group presents the grant received as a deduction from the related expense.
R. Finance income and finance expense
Finance expense consists primarily of interest expense on borrowings and leases, running costs related to the Company’s revolving credit facility and unwinding of the discount and fair value re-measurements of deferred and contingent consideration. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognised in the statement of comprehensive income using the effective interest method. Finance income consists of interest income on funds invested and fair value re-measurements of deferred and contingent consideration. Interest income is recognised as it accrues in the statement of comprehensive income, using the effective interest method.
Finance income and finance expense also reflect the net effect of realised and unrealised foreign currency exchange gains and losses.
S. Income Taxes
Tax expense recognised in the statement of comprehensive income comprises the sum of deferred tax and current tax not recognised in other comprehensive income or directly in equity.
Current income tax assets and/or liabilities comprise those obligations to, or claims from, fiscal authorities relating to the current or prior reporting periods, that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the consolidated financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. Current tax assets and liabilities are offset where the Group has a legally enforceable right to offset and intends to either settle on a net basis, or to realise the asset and settle the liability simultaneously. Current tax is recognised in Statements of Comprehensive Income, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.
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
U. Contingent liabilities
Contingent liabilities are potential obligations that arise from past events, the existence of which will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. Such contingent liabilities are disclosed in the consolidated financial statements if the possibility of an outflow of resources embodying economic benefits is considered to be remote. If it becomes probable that an outflow of future economic benefits will be required for an item previously recognised as a contingent liability, a provision is recognised in the consolidated financial statements that is measured at the probable outflow of future economic benefits.
V. Equity, Reserves and Dividend payments
Share capital represents the nominal value of shares that have been issued.
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
•Other reserves includes increase in equity related to equity consideration payable for acquisitions for which the shares have not yet been issued and the impact of net investment hedges; and
•Retained earnings include all current and prior period retained profits and share option reserves.
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
Geographical Information of Group’s Non-Current Assets

Geographical information about the Group's non-current assets (excluding deferred tax asset) is based on locations where the assets are accumulated:

	2024 £’000	2023(2) £'000
United Kingdom	£35,214	£33,412
North America	231,911	66,621
Europe	162,933	169,126
RoW (1)	297,894	131,829
Total	£727,952	£400,988
(1) Rest of World (RoW)
(2) Restated to include the effect of revisions arising from provisional to final acquisition accounting for DEK and Mudbath (refer to note 3C for details).
5.Revenue
Set out below is the disaggregation of the Group’s revenue from contracts with customers by geographical market, based on where the services are delivered to clients:

	2024 £’000	2023 £’000	2022 £’000
United Kingdom	£247,598	£309,365	£270,844
North America	241,652	258,112	228,112
Europe	191,206	182,551	138,005
RoW	60,300	44,705	17,796
Total	£740,756	£794,733	£654,757
As at 30 June 2024 revenues generated from clients in the United States of America were £241.1 million (30 June 2023: £257.3 million) and they are included in the North American market.

The Group’s revenue by industry sector is as follows:

	2024 £’000	2023 £’000	2022 £’000
Payments and Financial Services	£351,956	£416,007	£331,842
TMT	169,227	173,927	163,534
Other	219,573	204,799	159,381
Total	£740,756	£794,733	£654,757
The Group’s revenue by contract type is as follows:

	2024 £’000	2023 £’000	2022 £’000
Time and materials contracts	£613,331	£646,237	£522,857
Fixed price contracts	127,425	148,496	131,900
Total	£740,756	£794,733	£654,757

As at 30 June 2024, the undiscounted aggregate transaction value of revenue that has not been recognised relating to unsatisfied performance obligations was £149.2 million (30 June 2023: £104.1 million). This relates to fixed price contracts with forward contractual commitments. This revenue is expected to be recognised over the following time periods:

	2024 £’000	2023 £'000

Less than 1 year	79,288	64,838
1 to 2 years	33,867	17,758
2 to 3 years	18,014	11,823
More than 3 years	18,033	9,682
Total	£149,202	£104,101
The Company applies a practical expedient and does not disclose the value of unsatisfied performance obligations for contracts for which it recognises revenues at the amount to which it has the right to invoice for services provided.
Revenue recognised in the year ended 30 June 2024 relating to performance obligations that were satisfied, or partially satisfied, in previous years was not material.
6.Operating Profit

	2024 £’000	2023 £’000	2022 £’000
Operating profit is stated after charging/(crediting):
Depreciation of owned property, plant and equipment	10,312	8,730	6,634
Depreciation of right-of-use assets	13,026	11,861	10,958
Impairment/(Reversal of impairment) of right-of-use assets	130	(131)	214
Amortisation of intangible assets	15,473	12,467	11,163
Net loss/(gain) on disposal of non-current assets (tangibles and intangibles)	690	(45)	(73)
Net gain on disposal of right-of-use asset	(139)	(1)	(187)
Loss on derecognition of right-of-use assets sub-leased	81	—	132
Research and development tax credit	(7,788)	(5,027)	(2,211)
Government grants	(2,803)	(2,935)	(642)
Share-based compensation expense	34,678	31,058	35,005
Restructuring costs	11,645	6,588	—
Expected credit loss allowance on trade receivables	58	932	765
Expected credit loss allowance on accrued income	(8)	—	(26)
Operating lease costs:
Land and buildings	3,165	1,957	855
Restructuring costs of £11.6 million relate to severance payments made to employees in respect of a restructuring exercise that took place during the year (2023: £6.6 million).
Operating lease costs for the year ended 30 June 2024 include short-term lease rent (for which the short-term lease exemption is taken under IFRS 16), property taxes and other property related costs.

Auditor’s remuneration:
During the year, the Group (including its overseas subsidiaries) obtained the following services from the Company’s auditors in respect of each year:

	2024 £’000	2023 £’000	2022 £’000
Audit of the financial statements	£1,922	£1,467	£1,150
Subsidiary local statutory audits	140	108	87
Sarbanes-Oxley Act attestation fees	1,442	1,506	1,710
Total audit fees	3,504	3,081	2,947
Quarterly review fees	285	260	—
Transition fees	—	180	—
Total audit related fees	285	440	—
Tax fees	245	377	—
All other fees	96	202	—
Total auditor’s remuneration	£4,130	£4,100	£2,947

7.Particulars of Employees (including Directors)

	2024 No.	2023 No.	2022 No.
Average number of staff employed by the group during the year (including directors):
Number of operational staff	10,587	10,872	9,492
Number of administrative staff	1,179	1,081	927
Number of management staff	8	8	7
Total	11,774	11,961	10,426

	2024 £’000	2023 £’000	2022 £’000
Aggregate payroll costs of the above were:
Wages and salaries	£503,591	£481,399	£363,879
Social security contributions	35,720	32,844	23,970
Pension contributions - defined contribution plan	13,952	12,034	9,353
Share-based compensation expense	34,678	31,058	35,005
Total	£587,941	£557,335	£432,207

8.Key Management Remuneration
The compensation of the members of our Board of Directors was:

	2024 £’000	2023 £’000	2022 £’000

Remuneration paid	£1,232	£1,338	£1,838
Company contributions to pension scheme	58	72	85
Share-based compensation expense	2,368	3,755	3,732
Total	£3,658	£5,165	£5,655

Emoluments of highest paid director:
Remuneration paid	£513	£612	£1,013
Company contributions to pension scheme	32	48	65
Share-based compensation expense	1,149	2,135	2,068
Total	£1,694	£2,795	£3,146
There was one director who was a member of a pension scheme during the year (2023: 1; 2022: 1).
The highest paid director exercised 37,565 options during the year (2023: 56,715, 2022: 47,787) and was granted 95,614 options under a long term incentive plan (2023: 53,762, 2022: 35,795).
The total gains on the exercise of share options by the Directors amounted to £3.0 million (2023: £5.6 million).

9.Finance Expense

	2024 £’000	2023 £’000	2022 £’000
Interest payable on bank borrowings	£2,243	£63	£79
Revolving credit facility running costs	1,791	1,733	791
Interest payable on leases	2,147	1,675	1,126
Interest payable on leased vehicles	—	1	2
Foreign exchange loss	2,235	10,729	—
Other interest expense	86	206	302
Fair value movement of financial liabilities	1,530	419	842
Total	£10,032	£14,826	£3,142

10.Finance Income

	2024 £’000	2023 £’000	2022 £’000
Interest income on bank deposits	£6,171	£3,502	£181
Other interest income	20	393	7
Fair value movement of financial assets	18	2	7
Fair value movement of financial liabilities	10,663	12,247	—
Foreign exchange gain	—	—	9,942
Total	£16,872	£16,144	£10,137

Fair value movements of financial liabilities arise from changes in the estimated amount of contingent consideration payable in respect of acquisitions.

11.Tax On Profit On Ordinary Activities
Analysis of charge / (credit) in the year

	2024 £’000	2023 £’000	2022 £’000
U.K. corporation tax based on the results for the year ended 30 June 2024 at 25.0% (2023 : 20.5%, 2022: 19%)	£(1,667)	£8,141	£7,970
Overseas tax	12,746	16,120	11,859
Adjustment in respect of prior periods	(2,878)	4,895	751
Current Tax	8,201	29,156	20,580
Deferred Tax	1,657	(9,156)	(1,294)
Total tax	£9,858	£20,000	£19,286
The blended U.K. Corporation rate throughout the period was 25.0% (2023 : 20.5%).
An increase in the U.K. corporation rate from 19% to 25% (effective 1 April 2023) was substantively enacted on 24 May 2021. The deferred tax balance as of 30 June 2024 (and 30 June 2023) has been calculated based on the substantively enacted rates at that date, reflecting the expected timing of reversal of the related temporary differences.
The Group is within the scope of the OECD Pillar Two model rules. Pillar Two legislation was enacted in the UK, the location of the Group's ultimate parent entity, in June 2023 within Finance (No. 2) Act 2023 and has also been enacted or substantively enacted in other jurisdictions in which the Group operates. These rules introduce a global minimum effective tax rate of 15% through implementation of a domestic top-up tax and a multinational top-up tax. They will come into effect for accounting periods commencing on or after 1 January 2024, therefore the Group's first accounting period to which Pillar Two will apply is the year ending 30 June 2025. Since the Pillar Two legislation was not effective at the reporting date, the Group has no related current tax exposure. The Group applies the exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 issued in May 2023.
The Group has assessed its exposure to Pillar Two taxes and is continuing to monitor its position as additional guidance and legislation is released. The Group expects to qualify for one or more of the transitional safe harbors provided in the rules for the majority of territories in which it operates. More detailed estimates of the impact of Pillar Two in territories where a safe harbor may not apply (such as Romania) suggest either nil or immaterial top up tax amounts.

Reconciliation of the tax rate on group profits

	2024		2023		2022
	£’000	%	£’000	%	£’000	%
Profit on ordinary activities before taxation	£26,980		£114,163		£102,379
Profit on ordinary activities at U.K. statutory rate	6,745	25.0	23,403	20.5	19,452	19.0
Differences in overseas tax rates	(5,094)	(18.9)	(267)	(0.2)	(2,467)	(2.4)
Impact of share-based compensation	4,182	15.5	1,390	1.2	1,223	1.2
Non taxable fair value movement on financial liabilities	(2,338)	(8.7)	(2,430)	(2.1)	—	—
Tax incentives and non deductible items	(663)	(2.5)	(867)	(0.8)	(1,359)	(1.3)
Adjustments related to prior periods	2,760	10.2	(354)	(0.3)	(502)	(0.5)
Tax on unremitted earnings/withholding tax on dividends	2,373	8.8	1,209	1.1	2,876	2.8
Impact of rate change on deferred tax	1,893	7.0	(2,084)	(1.8)	63	0.1
Total	£9,858	36.5%	£20,000	17.5%	£19,286	18.8%
The tax incentives and non deductible items of £0.7 million as at 30 June 2024 (30 June 2023: £0.9 million) are mainly related to tax credits and incentives net of certain expenses that are not expected to be tax deductible in any jurisdiction.
During the current year, management made a decision to utilise brought forward U.K. tax losses in earlier periods. This increases the tax charge by £1.9 million as at 30 June 2024 (30 June 2023: decreases the charge by £2.1 million) due to the impact of the different corporation tax rates between years, and results in offsetting prior year adjustments to current and deferred tax (reflecting the utilisation of a deferred tax asset and a reduction of prior year current tax liabilities). The net prior year adjustment expense of £2.8 million as at 30 June 2024 (30 June 2023: £0.4 million credit) shown above relates to separate true-up adjustments on finalisation of the tax return for the year ended 30 June 2023 during the year.
Tax on items charged to equity

	2024 £’000	2023 £’000	2022 £’000
Deferred tax - share-based compensation	£368	£3,919	£5,101
Current tax - share-based compensation	(311)	(2,318)	(8,290)
Total charge/ (credit) to equity	£57	£1,601	£(3,189)
Unremitted Earnings
The aggregate amount of unremitted profits at 30 June 2024 was approximately £341.0 million (2023: £158.0 million). The movement during the year reflects profits made in various territories outside of the U.K., unremitted profits of acquired companies and repatriation of such profits through various dividend payments to the U.K. U.K. legislation relating to company distributions provides for exemption from tax for most repatriated profits. Deferred taxation of £9.4 million has been provided on these profits as at 30 June 2024 (2023: £4.0 million). No deferred tax liability has been provided on £8.2 million of these profits at 30 June 2024 (2023: £10.1 million) as the group is able to control the timing of distributions from these subsidiaries and is not expected to distribute these profits in the foreseeable future.

12.Deferred Tax Assets and (Liabilities)
Deferred taxes arising from temporary differences and unused tax losses are summarised as follows:

Deferred tax 2024	At 1 July 2023 £’000 (Restated)(1)	Exchange Adjustments £’000	Credit / (Charge) to Profit and Loss £’000	Acquisition £’000	Charge to Equity £’000	At 30 June 2024 £’000
Accelerated capital allowances	£(31)	£—	£(188)	£—	£—	£(219)
Tax losses	12,511	(2)	(112)	6,812	—	19,209
Share-based compensation	3,963	(24)	(1,527)	—	(368)	2,044
Intangible assets	(9,412)	(72)	561	(21,194)	—	(30,117)
Other temporary differences	(539)	(176)	(391)	(2,302)	—	(3,408)
Total	£6,492	£(274)	£(1,657)	£(16,684)	£(368)	£(12,491)

Deferred tax 2023 (Restated)(1)	At 1 July 2022 £’000	Exchange Adjustments £’000	Credit / (Charge) to Profit and Loss £’000	Acquisition £’000	Charge to Equity £’000	At 30 June 2023 £’000 (Restated)(1)
Accelerated capital allowances	£434	£—	£(465)	£—	£—	£(31)
Tax losses	3,627	(111)	8,995	—	—	12,511
Share-based compensation	9,844	(35)	(1,927)	—	(3,919)	3,963
Intangible assets	(6,008)	191	1,901	(5,496)	—	(9,412)
Other temporary differences	(1,505)	45	652	269	—	(539)
Total	£6,392	£90	£9,156	£(5,227)	£(3,919)	£6,492
(1) Restated to include the effects of revisions arising from provisional to final acquisition accounting for DEK and Mudbath (refer to note 3C for details).
Deferred tax assets are recognised to the extent it is probable that taxable profits will be generated against which those assets can be utilised.
After offsetting deferred tax assets and liabilities where appropriate within territories, the net deferred tax comprises:

	2024 £’000	2023 £’000 (Restated) (1)
Deferred tax assets	18,323	20,926
Deferred tax liabilities	(30,814)	(14,434)
Net deferred tax	(12,491)	6,492

13.Earnings Per Share
Basic earnings per share
Basic EPS is calculated by dividing the profit for the year attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.

	2024 £’000	2023 £’000	2022 £’000
Profit for the year attributable to equity holders of the Company	17,122	94,163	83,093

	2024	2023	2022
Weighted average number of shares outstanding	58,318,968	57,314,839	56,272,036

	2024	2023	2022
Earnings per share - basic (£)	0.29	1.64	1.48
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

	2024 £’000	2023 £’000	2022 £’000
Profit for the year attributable to equity holders of the Company	17,122	94,163	83,093

	2024	2023	2022
Weighted average number of shares outstanding	58,318,968	57,314,839	56,272,036
Diluted by: options in issue and contingent shares	430,529	767,549	1,746,164
Weighted average number of shares outstanding (diluted)	58,749,497	58,082,388	58,018,200

	2024	2023	2022
Earnings per share - diluted (£)	0.29	1.62	1.43
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

14.Goodwill

2024	£’000
Cost
At 1 July 2023 (Restated)(1)	239,249
Acquired through business combinations	279,931
Effect of foreign exchange translations	(3,456)
At 30 June 2024	515,724

2023
Cost
At 1 July 2022	145,916
Acquired through business combinations (Restated) (1)	100,882
Effect of foreign exchange translations	(7,549)
At 30 June 2023 (Restated)(1)	239,249

Net book value
At 30 June 2024	515,724
At 30 June 2023 (Restated)(1)	239,249
(1) Restated to include the effects of revisions arising from provisional to final acquisition accounting for DEK and Mudbath (refer to note 3C for details).
Goodwill acquired in a business combination is allocated, from the acquisition date, to the CGU that is expected to benefit from synergies of the combination and represents the lowest level within the entity at which the goodwill is monitored for internal reporting purposes. The Group has one Cash Generating Unit (“CGU”) and accordingly goodwill is reported under one CGU. For more details on the CGU refer to Note 4.
On 3 August 2023, the Group acquired 100% of the voting rights of TLM Partners, Inc and its subsidiaries (collectively “TLM”) obtaining control, which resulted in an increase in goodwill of £14.4 million. The goodwill amount recognised in TLM is recorded in the local currency of the acquired companies, split between U.S Dollars, Canadian Dollars and EUR. The Group also completed the acquisition of EQ Tek spółka z ograniczoną odpowiedzialnością (“EQ Tek”) on 27 February 2024, acquiring 100% of the voting rights and obtaining control. The transaction resulted in an increase in provisional goodwill of £13.3 million, all recorded in Polish Zloty, being the local currency of the acquired company. On 10 April 2024, the Group also acquired 100% of the voting rights of GalaxE Group Inc and its subsidiaries (collectively “GalaxE”), obtaining control. The transaction resulted in an increase in provisional goodwill of £252.2 million. The goodwill amount recognised in GalaxE is recorded in the local currency of the acquired companies, split between U.S Dollars, Canadian Dollars, and Indian Rupees. All goodwill recognised during the reporting period for the three completed acquisitions has been allocated to the Group CGU.
During the financial year ended 30 June 2023, the Group completed the acquisition of Mudbath & Co. Pty Ltd (“Mudbath”), acquiring 100% of the voting rights and obtaining control. The transaction resulted in provisional goodwill as of 30 June 2023 of £12.8 million, all recorded in Australian Dollars, being the local currency of the acquired company. During year ended 30 June 2024, the Group finalised the acquisition accounting with the final goodwill reported for this acquisition being £12.7 million.
During the financial year ended 30 June 2023, the Group also completed the acquisition DEK Corporation Pty Ltd, DEK Technologies Sweden AB and DEK Vietnam Company Ltd (collectively, “DEK”), acquiring 100% of the voting rights and obtaining control. The transaction resulted in provisional goodwill as of 30 June 2023 of £45.6 million, recorded in the local currency of the acquired companies, split between Australian Dollars, Swedish

Krona and Vietnamese Dong. During the year ended 30 June 2024, the Group finalised the acquisition accounting with the final goodwill reported for this acquisition being £44.1 million.
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

For the year ended 30 June 2024, the Board reviewed the value of goodwill based on internal value in use calculations. The key assumptions for these calculations are discount rates and revenue growth rate. The growth rates for the analysed period are based on management’s expectations of the medium-term performance of the business, planned growth in market shares, industry forecasts and growth in the market. These calculations used five-year cash flow projections and assumed a 2.0% terminal growth rate thereafter. The discount rate used of 12.8% for the 2024 impairment test (2023: 14.9%, 2022: 13.5%) represents the weighted average cost of capital (“WACC”) of the Group and is a pre-tax rate. The starting point for the five-year cash flow projections is the Board approved budget for financial year ending 30 June 2025.
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
Management's impairment assessment for 2024, based on the base case scenario, shows that the value in use exceeds the carrying amount of goodwill.
The key assumptions used in the assessments for the years ended 30 June 2024, 2023 and 2022 are as follows:

	2024	2023	2022
Revenue growth rate(1)	13.4% - 17.0%	25.0%	25.0%
Operating cash flows rate(2)	12.2% - 15.5%	n/a	n/a
Discount rate (2)	12.8%	14.9%	13.5%
Terminal growth rate	2.0%	1.5%	1.5%
(1) Revenue growth presented in the above table is in respect of different years for the period used in the goodwill impairment analysis
(2) Discount rate and operating cash-flows used in sensitivity assessment are pre-tax

Management performed a sensitivity analysis for the key assumptions used in determining the value in use, with the changes in value in use being reflected in the table below:

	Baseline assumptions	Sensitivity assumptions	Value in use change £000
Revenue growth rate(1)	13.4% - 17.0%	7.0%- 8.0%	(531,159)
Operating cash flows rate(2)	12.2% - 15.5%	10.0% - 14.0%	(213,166)
Discount rate (2)	12.8%	13.8%	(208,200)
Terminal growth rate	2.0%	1.5%	(58,310)
From the sensitivity analysis performed by management and disclosed above, no reasonably possible changes in the key assumptions above would lead to an impairment that is required to be recognised.

15.Business combinations
Set out below is a reconciliation of movements of consideration paid to cash flows used in investing activities:

2024 £’000
Payment for acquisition of GalaxE, net of cash acquired	216,559
Payment for acquisition of EQ Tek, net of cash acquired	12,505
Payment for acquisition of TLM, net of cash acquired	3,054
Acquisition of TLM - cash paid in respect with contingent consideration	342
Acquisition of BAC - cash paid in respect with deferred consideration	1,278
Acquisition of Lexicon - cash paid in respect with contingent consideration	2,372
Total payments for acquisitions of subsidiaries, net of cash acquired	236,110
Other changes
Acquisition of EQ Tek - accounts completion pending settlement	(509)
Total acquisition - other related changes	(509)
Total cash consideration disclosed in note 15	235,601

Acquisition of GalaxE
On 29 February 2024, the Group entered into a Share Purchase Agreement (the “GalaxE Purchase Agreement”) pursuant to which it acquired all the issued and outstanding equity of GalaxE. The Group, headquartered in New Jersey, is a global IT and business solutions provider with particular focus on the US healthcare sector but also has a sizeable offshore delivery operation in India.
The acquisition was subject to the completion of customary closing conditions and approvals, including the expiration of the required waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, the control on the Group being obtained on 10 April 2024 (the “GalaxE Acquisition date”).
The acquisition accounting for the GalaxE acquisition was considered provisional as at 30 June 2024 pending final conclusion on the fair value of total consideration transferred, fair value of net assets acquired and resulting goodwill.
The consideration includes elements of cash, equity and contingent consideration. The following table summarises the acquisition date fair values of each major class of consideration transferred:

Provisional £’000
Initial cash consideration	223,045
Equity consideration	13,778
Fair value of contingent consideration	4,443
Total consideration transferred	241,266
Under the GalaxE Share Purchase Agreement, the Group paid the former equity holders of GalaxE a cash purchase price of £223.0 million, subject to post-closing adjustments on the cash, debt and working capital of GalaxE. 545,802 Class A shares were issued to the Sellers subject to a lock-up period of 2 years with a fair value of equity consideration of £13.8 million, using a share price at acquisition date of £25.24.
The Group also recognised contingent consideration with a fair value of £4.4 million upon fulfillment of certain earn-out conditions related to revenue of GalaxE and use of GxFource into the existing business during the earn-out period ending 31 December 2024. Management estimated 19% payout of the contingent consideration using probability-weighted outcomes. The fair value was then determined by applying an appropriate discount rate that embeds the risk included in the projections used in the scenarios. Any subsequent revaluations to contingent consideration as a result of changes in such estimations are recognised in the consolidated statement of comprehensive income.
During the reporting period, management has remeasured the contingent consideration to reflect the most recent estimate of the earn-out payment. This resulted in an additional charge of £1.2 million, including discount unwind, recognised under fair value movement of financial liabilities in the consolidated statement of comprehensive income for the period (see note 9) which represents a payout of approximately 25% of the total contingent consideration.
Under the GalaxE Purchase Agreement, there are other amounts in the form of restricted share units under the 2018 Equity Incentive Plan, that are payable in future periods based on the continued service of certain GalaxE employees. As all restricted share units are based on continued service provided to the post-combination entity, they have been excluded from consideration and are accounted for as ongoing remuneration under IFRS 2.
The Company's allocation of the total purchase consideration amongst the net liabilities acquired is as follows:

	Carrying Value £’000	Provisional Fair Value Adjustments £'000	Provisional Fair Value £'000
Intangible assets - client relationships	—	66,287	66,287
Software - own work capitalised	37,554	(28,176)	9,378
Property, plant and equipment	480	—	480
Right of use assets	4,125	—	4,125
Deferred tax asset	474	6,179	6,653
Cash and cash equivalents	6,486	—	6,486
Trade and other receivables	19,837	(1,079)	18,758
Lease liabilities	(4,133)	—	(4,133)
Borrowings	(48,566)	—	(48,566)
Trade and other payables	(43,420)	—	(43,420)
Corporation tax payable	(37)	(3,558)	(3,595)
Deferred tax liability	—	(23,433)	(23,433)
Fair value of net liabilities acquired	(27,200)	16,220	(10,980)
Other than intangible assets and taxes, the fair value approximates to the carrying value of the net liabilities acquired. Management has no doubt over the collectability of the trade receivables included in the trade and other receivables line above.
As the purchase price allocation was not finalised at 30 June 2024, management estimated the fair value of the client relationships by applying an assumed client relationship fair value as a proportion of the total consideration transferred based on comparable historical acquisitions.
Deferred tax
The deferred tax liability at acquisition is made up of £18.1 million on the client relationships and £2.6 million on the software - own work capitalised, which had respective book value bases of £66.3 million and £9.4 million, respectively, and tax bases of nil at the date of acquisition. Additionally we have recognised a deferred tax liability in the amount of £2.7 million in relation to withholding tax exposures on unremitted overseas earnings.
The deferred tax asset at acquisition of £6.7 million relates mainly to US tax losses created by acquisition expenses. This deferred tax asset is recognised as the existence of the deferred tax liability on the client relationship is evidence that it is probable that future taxable profits will be generated against which this asset can be utilised.

Goodwill
Goodwill arising from the acquisition has been recognised as follows:

Provisional £’000
Consideration transferred	241,266
Fair value of net liabilities acquired	10,980
Goodwill	252,246
The goodwill, which is not tax deductible, arising from the acquisition represents the knowledge and experience of the workforce, who are instrumental to securing future revenue growth, the new client relationships anticipated to arise post-acquisition and a proportion of goodwill that is, by its nature, unidentifiable and represents the modus operandi of all the assets combined, which generates profits.
Revenue and Loss of GalaxE from the GalaxE Acquisition Date to 30 June 2024:

£’000
Revenue	23,596
Loss	(1,840)
Management’s estimate of Revenue and Loss of GalaxE for the reporting period ended 30 June 2024 (had the acquisition occurred at the beginning of the reporting period):

£’000
Revenue	121,984
Loss	(6,189)
Acquisition-related costs:

£’000
Legal and professional fees	1,678
Acquisition-related costs are expensed as incurred and presented under selling, general and administrative expenses.
Acquisition of EQ Tek

On 27 February 2024, (the “EQ Tek Acquisition date”), the Group entered into a Share Purchase Agreement (the “EQ Tek Purchase Agreement”) pursuant to which it acquired all the issued equity of EQ Tek spółka z ograniczoną odpowiedzialnością, headquartered in Krakow, Poland. EQ Tek is a software R&D and support function for key technology platforms and connected applications.
The acquisition accounting of the EQ Tek acquisition was considered final at 30 June 2024.
The consideration includes elements of cash and deferred consideration. The following table summarises the acquisition date fair values of each major class of consideration transferred:

Final £’000
Initial cash consideration	13,881
Fair value of deferred consideration	943
Total consideration transferred	14,824
Under the EQ Tek Share Purchase Agreement, the Group paid the former equity holders of EQ Tek a cash purchase price of £13.9 million, including post-closing adjustments on the cash, debt and working capital of EQ Tek. In addition, the Group recognised deferred consideration with a fair value of £0.9 million attributed to a holdback amount, payable within 18 months of acquisition date. The deferred consideration is measured at amortised cost using the effective interest rate method. The fair value at the balance sheet date approximates to its carrying value.
The Company's allocation of the total purchase consideration amongst the net assets acquired is as follows:

£’000
Property, plant and equipment	336
Cash and cash equivalents	1,885
Trade and other receivables	1,848
Trade and other payables	(1,932)
Corporation tax payable	(638)
Fair value of net assets acquired	1,499
The fair value approximates to the carrying value of the net assets acquired. Management has no doubt over the collectability of the trade receivables included in the trade and other receivables line above.
Goodwill
Goodwill arising from the acquisition has been recognised as follows:

£’000
Consideration transferred	14,824
Fair value of net assets acquired	(1,499)
Goodwill	13,325
The goodwill, which is not tax deductible, arising from the acquisition represents the knowledge and experience of the workforce, who are instrumental to securing future revenue growth, is, by its nature, unidentifiable and represents the modus operandi of all the assets combined, which generates profits.
Revenue and Profit of EQ Tek from the EQ Tek Acquisition Date to 30 June 2024:

£’000
Revenue	5,102
Profit	615
Management’s estimate of Revenue and Profit of EQ Tek for the reporting period ended 30 June 2024 (had the acquisition occurred at the beginning of the reporting period):

£’000
Revenue	15,305
Profit	1,727
Acquisition-related costs:

£’000
Legal and professional fees	49
Acquisition-related costs are expensed as incurred and presented under selling, general and administrative expenses.

Acquisition of TLM
On 3 August 2023, (the “TLM Acquisition date”), the Group entered into a Share Purchase Agreement (the “TLM Purchase Agreement”) pursuant to which it acquired all the issued and outstanding equity of TLM, headquartered in United States. TLM is a multinational firm that provides outsourced development services across design, engineering and art/animation for PC and console video games and other digital entertainment. TLM has particular expertise in highly complex areas of cross-play, middleware, physics, engine-level tools and technical art.
The acquisition accounting of the TLM acquisition was considered final at 30 June 2024 .
The consideration includes elements of cash, deferred and contingent consideration. The following table summarises the acquisition date fair values of each major class of consideration transferred:

£’000
Initial cash consideration	3,214
Fair value of deferred consideration	741
Fair value of contingent consideration - tax refund	296
Fair value of contingent consideration	4,082
Total consideration transferred	8,333
Under the TLM Share Purchase Agreement, the Group paid the former equity holders of TLM a cash purchase price of £3.2 million, including post-closing adjustments on the cash, debt and working capital of TLM. In addition, the Group recognised deferred consideration with a fair value of £0.7 million attributed to a holdback amount, payable within 18 months of acquisition date. The deferred consideration is measured at amortised cost using the effective interest rate method. The fair value at the balance sheet date approximates to its carrying value.
The Group also recognised contingent consideration with a fair value of £4.1 million upon fulfillment of certain earn-out conditions related to revenue and EBITDA of TLM during the earn-out period. Management estimated 40% payout of the contingent consideration using probability-weighted outcomes. The fair value was then determined by applying an appropriate discount rate that embeds the risk included in the projections used in the scenarios. Any subsequent revaluations to contingent consideration as a result of changes in such estimations are recognised in the consolidated statement of comprehensive income.
During the reporting period, management has remeasured the contingent consideration to reflect the most recent estimate of the earn-out payment. As result of not achieving the earn-out targets on both EBITDA and revenue in the year, we recognised a fair value gain in the consolidated statements of comprehensive income for the period (see Note 10) for a total amount of £4.1 million, including discount unwind, which is recognised within Finance income.
Under the TLM Purchase Agreement, there are other amounts in the form of restricted share units under the 2018 Equity Incentive Plan, that are payable in future periods based on the continued service of certain TLM employees. As all restricted share units are based on continued service provided to the post-combination entity, they have been excluded from consideration and are accounted for as ongoing remuneration under IFRS 2.
The Company's allocation of the total purchase consideration amongst the net liabilities acquired is as follows:

£’000
Intangible assets - client relationships	2,106
Property, plant and equipment	88
Deferred tax asset	633
Cash and cash equivalents	160
Trade and other receivables	1,106
Borrowings	(5,740)
Trade and other payables	(3,843)
Deferred tax liability	(537)
Fair value of net liabilities acquired	(6,027)
Other than intangible assets, the fair value approximates to the carrying value of the net liabilities acquired. Management has no doubt over the collectability of the trade receivables included in the trade and other receivables line above.
Intangible assets subject to valuation include client relationships. The multi-period excess earnings method (“MEEM”) was applied to determine the fair value of the client relationship intangible asset. The fair value determined under this approach used as assumptions: customer attrition, discount rates and the contribution of other tangible and intangible assets to the cash flows. The after-tax residual cash flows attributable to existing customers were discounted to a present value.

Deferred tax
The deferred tax liability at acquisition on the client relationship was £0.5 million based on a book value base of £2.1 million and a tax base of nil at the date of acquisition.
Goodwill
Goodwill arising from the acquisition has been recognised as follows:

£’000
Consideration transferred	8,333
Fair value of net liabilities acquired	6,027
Goodwill	14,360
The goodwill, which is not tax deductible, arising from the acquisition represents the knowledge and experience of the workforce, who are instrumental to securing future revenue growth, the new client relationships anticipated to arise post-acquisition and a proportion of goodwill that is, by its nature, unidentifiable and represents the modus operandi of all the assets combined, which generates profits.
Revenue and Loss of TLM from the TLM Acquisition Date to 30 June 2024:

£’000
Revenue	5,262
Loss	(7,803)
Management’s estimate of Revenue and Loss of TLM for the reporting period ended 30 June 2024 (had the acquisition occurred at the beginning of the reporting period):

£’000
Revenue	5,742
Loss	(8,152)
Acquisition-related costs:

£’000
Legal and professional fees	769
Acquisition-related costs are expensed as incurred and presented under selling, general and administrative expenses.
Acquisition of DEK
On 9 June 2023, (the “DEK Acquisition date”), the Group entered into a Share Purchase Agreement (the “DEK Purchase Agreement”) pursuant to which it acquired all the issued and outstanding equity of DEK, headquartered in Melbourne, Australia with additional offices in Ho Chi Minh, Vietnam and Stockholm, Sweden. DEK is a multinational firm that develops cutting-edge software solutions across a range of applications, including embedded systems, real-time solutions, telecoms and data communications. DEK’s expertise spans several industry sectors with the most prominent being telecommunications. One of its longstanding clients is one of the world’s largest networking and telecommunication equipment and services companies. Other clients include Australia’s largest telecoms company and a publicly listed artificial intelligence technology company.
The acquisition accounting of the DEK acquisition was considered final at 30 June 2024.
The consideration includes elements of cash, equity, deferred and contingent consideration. The following table summarises the acquisition date fair values of each major class of consideration transferred:

	Provisional £’000	Adjustments £'000	Final £'000
Initial cash consideration	44,272	(1,269)	43,003
Equity consideration	5,337	—	5,337
Fair value of deferred consideration	2,468	—	2,468
Fair value of contingent consideration	5,071	—	5,071
Total consideration transferred	57,148	(1,269)	55,879
Under the DEK Share Purchase Agreement, the Group paid the former equity holders of DEK a cash purchase price of £43.0 million, including post-closing adjustments on the cash, debt and working capital of DEK. 146,572 Class A shares were issued to the Sellers subject to a lock-up period with a fair value of equity consideration of £5.3 million, using a share price at acquisition date of £36.41. In addition, the Group recognised deferred consideration with a fair value of £2.5 million attributed to a holdback amount, payable within 24 months of acquisition date. The deferred consideration is measured at amortised cost using the effective interest rate method. The fair value at the balance sheet date approximates to its carrying value.
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
During the reporting period, management has remeasured the contingent consideration to reflect the most recent estimate of the earn-out payment. As a result of not achieving a rate card uplift by the deadline in the Purchase Agreement, we recognised a fair value gain in the consolidated statements of comprehensive income for the period (see Note 10) for a total amount of £5.1 million, including discount unwind, which is recognised within Finance income.
Under the DEK Purchase Agreement, there are other amounts in the form of restricted share units under the 2018 Equity Incentive Plan, that are payable in future periods based on the continued service of certain DEK employees. As all restricted share units are based on continued service provided to the post-combination entity, they have been excluded from consideration and are accounted for as ongoing remuneration under IFRS 2.
The Company's allocation of the total purchase consideration amongst the net assets acquired is as follows:

	Provisional £’000	Adjustments £'000	Final £'000
Intangible assets - client relationships	16,459	(743)	15,716
Property, plant and equipment	354	—	354
Right of use assets	4,667	—	4,667
Deferred tax asset	—	641	641
Cash and cash equivalents	10,817	—	10,817
Trade and other receivables	13,006	385	13,391
Corporation tax receivable	368	(200)	168
Lease liabilities	(4,752)	—	(4,752)
Trade and other payables	(24,550)	(669)	(25,219)
Corporation tax payable	(659)	659	—
Deferred tax liability	(4,197)	189	(4,008)
Fair value of net assets acquired	11,513	262	11,775
Other than intangible assets, the fair value approximates to the carrying value of the net assets acquired. Management has no doubt over the collectability of the trade receivables included in the trade and other receivables line above.
Intangible assets subject to valuation include client relationships. The MEEM was applied to determine the fair value of the client relationship intangible asset. The fair value determined under this approach used as assumptions: customer attrition, discount rates and the contribution of other tangible and intangible assets to the cash flows. The after-tax residual cash flows attributable to existing customers were discounted to a present value.

Deferred tax
The deferred tax liability at acquisition on the client relationship was £4.2 million based on a book value base of £16.5 million and a tax base of nil at the date of acquisition.
Goodwill
Goodwill arising from the acquisition has been recognised as follows:

	Provisional £’000	Adjustments £'000	Final £'000
Consideration transferred	57,148	(1,269)	55,879
Fair value of net assets acquired	(11,513)	(262)	(11,775)
Goodwill	45,635	(1,531)	44,104
The goodwill, which is not tax deductible, arising from the acquisition represents the knowledge and experience of the workforce, who are instrumental to securing future revenue growth, the new client relationships anticipated to arise post-acquisition and a proportion of goodwill that is, by its nature, unidentifiable and represents modus operandi of all the assets combined, which generates profits.
Revenue and Profit of DEK from the DEK Acquisition Date to 30 June 2023:

£’000
Revenue	1,703
Profit	371
Management’s estimate of Revenue and Profit of DEK for the reporting period ended 30 June 2023 (had the acquisition occurred at the beginning of the reporting period):

£’000
Revenue	29,030
Profit	3,273
Acquisition-related costs:

£’000
Legal and professional fees	895
Acquisition-related costs are expensed as incurred and presented under selling, general and administrative expenses.
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
The acquisition accounting of the Mudbath acquisition was considered final at 30 June 2024.
The consideration includes elements of cash, equity, deferred and contingent consideration. The following table summarises the acquisition date fair values of each major class of consideration transferred:

	Provisional £’000	Adjustments £'000	Final £'000
Initial cash consideration	7,361	(30)	7,331
Equity consideration	2,831	—	2,831
Fair value of deferred consideration	1,084	—	1,084
Fair value of contingent consideration	3,823	—	3,823
Total consideration transferred	15,099	(30)	15,069
Under the Mudbath Share Purchase Agreement, the Group paid the former equity holders of Mudbath a cash purchase price of £7.3 million, including post-closing adjustments on the cash, debt and working capital of Mudbath. 70,866 Class A shares were issued to the Sellers subject to a lock-up period with a fair value of equity consideration of £2.8 million, using a share price at acquisition date of £39.94. In addition, the Group recognised deferred consideration with a fair value of £1.1 million attributed to a holdback amount, payable within 18 months of acquisition date. The deferred consideration is measured at amortised cost using the effective interest rate method. The fair value at the balance sheet date approximates to its carrying value.
The Group also recognised contingent consideration with a fair value of £3.8 million upon fulfillment of certain earn-out conditions related to revenue and EBITDA of Mudbath during the earn-out period. Management estimated a 70% payout of the contingent consideration using probability-weighted outcomes. The fair value was then determined by applying an appropriate discount rate that embeds the risk included in the projections used in the scenarios. Any subsequent revaluations to contingent consideration as a result of changes in such estimations are recognised in the consolidated statement of comprehensive income.
During the reporting period, management has remeasured the contingent consideration to reflect the most recent estimate of the earn-out payout. This resulted in a gain of £1.5 million, including discount unwind, recognised in the consolidated statement of comprehensive income for the period, equivalent to a payout of 37% of the total contingent consideration.
Under the Mudbath Purchase Agreement, there are other amounts in the form of restricted share units under the 2018 Equity Incentive Plan, that are payable in future periods based on the continued service of certain Mudbath employees. As all restricted share units are based on continued service provided to the post-

combination entity, they have been excluded from consideration and are accounted for as ongoing remuneration under IFRS 2.
The Company's allocation of the total purchase consideration amongst the net assets acquired is as follows:

	Provisional £’000	Adjustments £'000	Final £'000
Intangible assets - client relationships	2,997	—	2,997
Property, plant and equipment	29	—	29
Deferred tax asset	133	129	262
Cash and cash equivalents	546	—	546
Trade and other receivables	818	—	818
Trade and other payables	(1,236)	—	(1,236)
Corporation tax payable	(55)	(121)	(176)
Deferred tax liability	(899)	—	(899)
Fair value of net assets acquired	2,333	8	2,341
Other than intangible assets, the fair value approximates to the carrying value of the net assets acquired. Management has no doubt over the collectability of the trade receivables included in the trade and other receivables line above.
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

Deferred tax
The deferred tax liability at acquisition on the client relationship was £0.9 million based on a book value base of £3.0 million and a tax base of nil at the date of acquisition.
Goodwill
Goodwill arising from the acquisition has been recognised as follows:

	Provisional £’000	Adjustments £'000	Final £'000
Consideration transferred	15,099	(30)	15,069
Fair value of net assets acquired	(2,333)	(8)	(2,341)
Goodwill	12,766	(38)	12,728
The goodwill, which is not tax deductible, arising from the acquisition includes elements such as: new client relationships anticipated to arise post-acquisition, an experienced workforce and proportion of it that is, by its very nature, unidentifiable, and represents the modus operandi of all the assets combined, which generate profits.
Revenue and Profit of Mudbath from the Mudbath Acquisition Date to 30 June 2023:

£’000
Revenue	2,019
Profit	297
Management’s estimate of Revenue and Profit of Mudbath for the reporting period ended 30 June 2023 (had the acquisition occurred at the beginning of the reporting period):

£’000
Revenue	10,086
Profit	127
Acquisition-related costs:

£’000
Legal and professional fees	277
Acquisition-related costs are expensed as incurred and presented under selling, general and administrative expenses.

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
The acquisition accounting of the Lexicon acquisition was considered final at 30 June 2023.
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
Under the Lexicon Share Purchase Agreement, the Group paid the former equity holders of Lexicon a cash purchase price of £32.0 million, including post-closing adjustments on the cash, debt and working capital of Lexicon. 144,926 Class A shares were issued to the Sellers subject to a lock-up period with a fair value of equity consideration of £10.0 million, using a share price at acquisition date of £68.83. In addition, the Group recognised deferred consideration with a fair value of £1.4 million attributed to a holdback amount, payable within 24 months of acquisition date. The deferred consideration is measured at amortised cost using the effective interest rate method. The fair value at the balance sheet date approximates to its carrying value.
The Group also recognised contingent consideration with a fair value of £5.9 million upon fulfillment of certain earn-out conditions related to revenue and EBITDA of Lexicon during the earn-out period. Management estimated 59% payout of the contingent consideration using probability-weighted outcomes. The fair value was then determined by applying an appropriate discount rate that embeds the risk included in the projections used in the scenarios. Any subsequent revaluations to contingent consideration as a result of changes in such estimations are recognised in the consolidated statement of comprehensive income. During the year ended 30 June 2023, management has remeasured the contingent consideration to reflect the most recent estimate of the earn-out payout. This resulted in a gain of £3.3 million recognised in the consolidated statement of comprehensive income for the period, equivalent to 23% payout of the total contingent consideration.
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
Other than intangible assets, the fair value approximates to the carrying value of the net assets acquired. Management has no doubt over the collectability of the trade receivables included in the trade and other receivables line above.
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

Deferred tax
The deferred tax liability at acquisition on the client relationship was £1.4 million based on a book value base of £4.5 million and a tax base of nil at the date of acquisition.
Goodwill
Goodwill arising from the acquisition has been recognised as follows:

£’000
Consideration transferred	49,293
Fair value of net assets acquired	(5,243)
Goodwill	44,050
The goodwill, which is not tax deductible, arising from the acquisition represents the knowledge and experience of the workforce, who are instrumental to securing future revenue growth, the new client relationships anticipated to arise post-acquisition and a proportion of goodwill that is, by its nature, unidentifiable and represents the modus operandi of all the assets combined, which generates profits.
Revenue and Profit of Lexicon from the Lexicon Acquisition Date to 30 June 2023:

£’000
Revenue	11,867
Profit	605
Management’s estimate of Revenue and Profit of Lexicon for the reporting period ended 30 June 2023 (had the acquisition occurred at the beginning of the reporting period):

£’000
Revenue	16,269
Profit	1,061
Acquisition-related costs:

£’000
Legal and professional fees	770
Acquisition-related costs are expensed as incurred and presented under selling, general and administrative expenses.

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
The acquisition accounting of the BAC acquisition was considered final at 30 June 2022.
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
Under the BAC Purchase Agreement, the Group paid the former equity holder of BAC a cash purchase price of £5.4 million. 15,874 Class A shares are to be issued to the Seller subject to a lock-up period with a fair value of equity consideration of £1.5 million, using a share price at acquisition date of £94.80. In addition, the Group recognised a fair value of £1.2 million deferred consideration attributed to a holdback amount, payable within 20 months of the acquisition date, out of which £0.2 million has been settled by the end of the year ended 30 June 2022 and no additional deferred consideration was settled in the year ended 30 June 2023. The deferred consideration is measured at amortised cost using the effective interest rate method. The fair value at the balance sheet date approximates to its carrying value.
The Group also recognised contingent consideration with a fair value of £6.9 million upon the fulfillment of certain earn-out conditions related to revenue and EBITDA of BAC during the earn-out period. Management estimated 95% payout of the contingent consideration in determining its fair value. The fair value was determined by applying an appropriate discount rate to the contingent consideration payouts based on projected levels of revenue and EBITDA. The discount rate used embeds the fulfilment risk included projections. Any subsequent revaluations to contingent consideration as a result of changes in such estimations are recognised in the consolidated statement of comprehensive income. During the year ended 30 June 2023, management has remeasured the contingent consideration to reflect the most recent estimate of the earn-out payout. This resulted in a gain of £7.3 million, including discount unwind, recognised in the consolidated statement of comprehensive income for the period, equivalent to a payout of nil of the total contingent consideration.
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
Other than intangible assets, the fair value approximates to the carrying value of the net assets acquired. Management has no doubt over the collectability of the trade receivables included in the trade and other receivables line above.
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
Deferred tax
The deferred tax liability at acquisition on the client relationship was £0.3 million based on a book value base of £1.2 million and a tax base of nil at the date of acquisition.
Goodwill
Goodwill arising from the acquisition has been recognised as follows:

£’000
Consideration transferred	15,031
Fair value of net assets acquired	(2,251)
Goodwill	12,780
The goodwill, which is not tax deductible, arising from the acquisition represents the knowledge and experience of the workforce, who are instrumental to securing future revenue growth, the new client relationships anticipated to arise post-acquisition and synergies achievable by combining BAC’s expertise in the insurance field with Endava’s broader software engineering experience and market presence. There is no goodwill amount that is expected to be deductible for tax purposes.
Revenue and Loss of BAC from the BAC Acquisition Date to 30 June 2022:

£’000
Revenue	1,790
Loss	112
Management’s estimate of Revenue and Profit of BAC for the reporting period ended 30 June 2022 (had the acquisition occurred at the beginning of the reporting period):

£’000
Revenue	4,391
Profit	227
Acquisition Related Costs:

£’000
Legal and professional fees	292
Stamp duty	87
Total	379
Acquisition related costs are expensed as incurred and presented under selling, general and administrative expenses.

16.Intangible Assets

2024	Client relationship £’000	Software and licences £’000	Supplier relationships £’000	Software - own work capitalised £’000	Total £’000
Cost
At 1 July 2023 as restated (1)	£108,173	£657	£120	£1,161	£110,111
Additions	—	60	—	—	60
On acquisition of subsidiaries	68,393	—	—	9,378	77,771
Disposals	—	(153)	—	—	(153)
Effect of foreign exchange translations	(404)	(8)	—	3	(409)
At 30 June 2024	£176,162	£556	£120	£10,542	£187,380

Amortisation
At 1 July 2023 as restated (1)	£42,831	£631	£88	£1,088	£44,638
Charge for the year	14,955	25	24	469	15,473
Disposals	—	(152)	—	—	(152)
Effect of foreign exchange translations	(396)	43	—	(23)	(376)
At 30 June 2024	£57,390	£547	£112	£1,534	£59,583
Net book value
At 30 June 2024	£118,772	£9	£8	£9,008	£127,797
(1) Restated to include the effects of revisions arising from provisional to final acquisition accounting for DEK and Mudbath (refer to note 3C for details).

2023	Client relationship £’000	Software and licences £’000	Non-Compete Agreement £’000	Supplier relationships £’000	Software - own work capitalised £’000	Total £’000
Cost
At 1 July 2022	£87,273	£798	£146	£120	£1,162	£89,499
Additions	—	5	—	—	—	5
On acquisition of subsidiaries (Restated)(1)	23,242	—	—	—	—	23,242
Disposals	—	(142)	(140)	—	—	(282)
Effect of foreign exchange translations	(2,342)	(4)	(6)	—	(1)	(2,353)
At 30 June 2023 as restated	£108,173	£657	£—	£120	£1,161	£110,111

Amortisation
At 1 July 2022	£31,430	£740	£146	£64	£930	£33,310
Charge for the year	12,246	37	—	24	160	12,467
Disposals	—	(142)	(140)	—	—	(282)
Effect of foreign exchange translations	(845)	(4)	(6)	—	(2)	(857)
At 30 June 2023	£42,831	£631	£—	£88	£1,088	£44,638
Net book value
At 30 June 2023 as restated	£65,342	£26	£—	£32	£73	£65,473
(1) Restated to include the effects of revisions arising from provisional to final acquisition accounting for DEK and Mudbath (refer to note 3C for details).

17.Property, Plant and Equipment

2024	Computers & Equipment £’000	Fixtures & Fittings £’000	Fixed Assets in Progress £’000	Total £’000
Cost
At 1 July 2023	£25,663	£24,591	£859	£51,113
Additions	2,565	1,541	727	4,833
On acquisition of subsidiaries	594	305	—	899
Disposals	(4,681)	(1,644)	—	(6,325)
Transfers	—	857	(857)	—
Effect of foreign exchange translations	(281)	(229)	—	(510)
At 30 June 2024	£23,860	£25,421	£729	£50,010

Depreciation
At 1 July 2023	£15,223	£9,950	£—	£25,173
Charge for the year	5,898	4,414	—	10,312
Disposals	(4,538)	(1,228)	—	(5,766)
Effect of foreign exchange translations	(216)	(131)	—	(347)
At 30 June 2024	£16,367	£13,005	£—	£29,372
Net book value
At 30 June 2024	£7,493	£12,416	£729	£20,638

2023	Computers & Equipment £’000	Fixtures & Fittings £’000	Fixed Assets in Progress £’000	Total £’000
Cost
At 1 July 2022	£27,572	£17,031	£1,782	£46,385
Additions	4,762	8,050	857	13,669
On acquisition of subsidiaries	324	110	—	434
Inflation adjustment	195	—	—	195
Disposals	(6,397)	(1,789)	—	(8,186)
Transfers	—	1,780	(1,780)	—
Effect of foreign exchange translations	(793)	(591)	—	(1,384)
At 30 June 2023	£25,663	£24,591	£859	£51,113

Depreciation
At 1 July 2022	£16,255	£8,870	£—	£25,125
Charge for the year	5,700	3,030	—	8,730
Disposals	(6,344)	(1,699)	—	(8,043)
Effect of foreign exchange translations	(388)	(251)	—	(639)
At 30 June 2023	£15,223	£9,950	£—	£25,173
Net book value
At 30 June 2023	£10,440	£14,641	£859	£25,940
18.Significant Shareholdings and Related Party Transactions
Significant shareholdings
At 30 June 2024, the Group held 100% of the share capital of the following entities:

Subsidiary	Country of Incorporation	Class of Shares Held	Percentage of Shares Held	Principal Activity
Endava Argentina SRL	Argentina	Ordinary	100%	Provision of IT Services
Endava Australia Pty Ltd	Australia	Ordinary	100%	Provision of IT Services
DEK Corporation Pty Ltd	Australia	Ordinary	100%	Provision of IT Services
Lexicon Consolidated Holdings Pty Ltd	Australia	Ordinary	100%	Provision of IT Services
Lexicon Digital Trust	Australia	Ordinary	100%	Provision of IT Services
Lexicon Digital Pty Ltd	Australia	Ordinary	100%	Provision of IT Services
Mudbath & Co Pty Ltd	Australia	Ordinary	100%	Provision of IT Services
Endava Austria GmbH	Austria	Ordinary	100%	Provision of IT Services
Endava d.o.o. Banja Luka	Bosnia and Herzegovina	Ordinary	100%	Provision of IT Services
Endava d.o.o. Sarajevo	Bosnia and Herzegovina	Ordinary	100%	Provision of IT Services
Endava EOOD	Bulgaria	Ordinary	100%	Provision of IT services
Endava Canada Inc.	Canada	Ordinary	100%	Provision of IT Services
Endava Colombia S.A.S.	Colombia	Ordinary	100%	Provision of IT Services

Endava S.A.S.	Colombia	Ordinary	100%	Provision of IT Services
Endava d.o.o	Croatia	Ordinary	100%	Provision of IT Services
Endava ApS	Denmark	Ordinary	100%	Provision of IT Services
Endava GmbH	Germany	Ordinary	100%	Provision of IT services
Endava Munchen GmbH	Germany	Ordinary	100%	Provision of IT Services
Endava (Ireland) Limited	Ireland	Ordinary	100%	Provision of IT services
Endava Digital Services Limited	Ireland	Ordinary	100%	Provision of IT Services
Endava Malaysia SDN. BHD.	Malaysia	Ordinary	100%	Provision of IT Services
Lvvl Mexico S. de R.L. de C.V.	Mexico	Ordinary	100%	Provision of IT Services
ICS Endava SRL	Moldova	Ordinary	100%	Provision of IT services
Endava B.V.	The Netherlands	Ordinary	100%	Provision of IT services
Endava Holdings B.V.	The Netherlands	Ordinary	100%	Holding Company
Endava DOOEL Skopje	North Macedonia	Ordinary	100%	Provision of IT services
Endava Poland sp. z.o.o	Poland	Ordinary	100%	Provision of IT services
Endava Romania SRL	Romania	Ordinary	100%	Provision of IT services
Endava d.o.o. Beograd	Serbia	Ordinary	100%	Provision of IT Services
Endava Digital Services d.o.o. Beograd	Serbia	Ordinary	100%	Provision of IT Services
Endava Singapore Pte. Ltd	Singapore	Ordinary	100%	Provision of IT Services
Endava Digitalne Resitve d.o.o.	Slovenia	Ordinary	100%	Provision of IT Services
DEK Technologies Sweden AB	Sweden	Ordinary	100%	Provision of IT Services
Endava Switzerland GmbH	Switzerland	Ordinary	100%	Provision of IT Services
Endava Middle East FZ-LLC	UAE	Ordinary	100%	Provision of IT Services
Endava (UK) Limited	United Kingdom	Ordinary	100%	Provision of IT services
Endava Limited Guernsey Employee Benefit Trust	United Kingdom	Ordinary	100%	Employee Benefit Trust
Endava Holdings LLC	United States	Ordinary	100%	Holding Company
Endava Inc.	United States	Ordinary	100%	Provision of IT services
Endava LLC	United States	Ordinary	100%	Provision of IT Services
Endava Nearshore Ventures LLC	United States	Ordinary	100%	Provision of IT Services
Endava USA West Inc	United States	Ordinary	100%	Provision of IT Services
Five Minutes Studio, Inc	United States	Ordinary	100%	Provision of IT Services
Levvel Digital LLC	United States	Ordinary	100%	Provision of IT Services
Levvel LLC	United States	Ordinary	100%	Provision of IT Services
Endava Uruguay SRL	Uruguay	Ordinary	100%	Provision of IT Services
DEK Technologies Vietnam Company Limited	Vietnam	Ordinary	100%	Provision of IT Services
Endava Limited Liability Company	Vietnam	Ordinary	100%	Provision of IT Services
Endava (Managed Services) Limited	United Kingdom	Ordinary	100%	Provision of IT Services
Business Agility Consulting Limited	United Kingdom	Ordinary	100%	Provision of IT Services
Endava Delaware Holdings, Inc.	United States	Ordinary	100%	Provision of IT Services
GalaxE Group, Inc	United States	Ordinary	100%	Provision of IT Services
GalaxE Healthcare Solutions, LLC	United States	Ordinary	100%	Provision of IT Services
GalaxE. Healthcare Solutions Ireland Limited	Ireland	Ordinary	100%	Provision of IT Services
GalaxE.Healthcare Solutions Japan, KK	Japan	Ordinary	100%	Provision of IT Services
GalaxE.Healthcare Solutions Singapore Private Ltd	Singapore	Ordinary	100%	Provision of IT Services

GalaxE Security Solutions LLC	United States	Ordinary	100%	Provision of IT Services
GalaxE Solutions LLC	United States	Ordinary	100%	Provision of IT Services
GalaxE Solutions (HK) Limited	Hong Kong	Ordinary	100%	Provision of IT Services
GalaxE Solutions Information Technology (Shanghai) Co.,Ltd	China	Ordinary	100%	Provision of IT Services
GalaxE Solutions India Private Limited	India	Ordinary	100%	Provision of IT Services
GalaxE Solutions US Holdings Inc	United States	Ordinary	100%	Provision of IT Services
GalaxE Solutions Canada, ULC	Canada	Ordinary	100%	Provision of IT Services
GalaxE Systems LLC	United States	Ordinary	100%	Provision of IT Services
TLM Partners, Inc.	United States	Ordinary	100%	Provision of IT Services
TLM Partenaires Inc.	Canada	Ordinary	100%	Provision of IT Services
TLM Partners Entertainment EMEA limited	Ireland	Ordinary	100%	Provision of IT Services
EQ Tek spółka z ograniczoną odpowiedzialnością	Poland	Ordinary	100%	Provision of IT Services

Dormant Entities

Subsidiary	Country of Incorporation	Class of Shares Held	Percentage of Shares Held
Endava (Romania) Limited	United Kingdom	Ordinary	100%
Testing4Finance Ltd	United Kingdom	Ordinary	100%
GalaxE Healthcare Solutions UK, Ltd	United Kingdom	Ordinary	100%
Related Party Transactions
At 30 June 2024, the executive officers and directors owned 9,528,403 ordinary shares, nominal value £0.02 per share (2023: 10,092,540 ordinary shares, nominal value £0.02) and held awards over a further 244,755 ordinary shares, nominal value of £0.02 (2023: 240,155 ordinary shares, nominal value of £0.02).
Since April 2020, one of our directors, Sulina Connal, has been employed by Google as Director of Product Partnerships for News, Web and Publishing for EMEA. In the ordinary course of its business, from time to time Endava enters into agreements for cloud service or other solutions provided by Google in connection with services provided by Endava to its clients. All transactions with Google were entered into on an arms-length basis. For the year ended 30 June 2024, the aggregate cost incurred by Endava to Google for such services was £0.5 million (30 June 2023: £0.6 million).
Other than the transactions with executive officers and directors disclosed above, no other related party transactions have been identified.
Ultimate Parent
Endava plc is the ultimate parent entity of the Group and it is considered that there is no ultimate controlling party.

19.Trade and Other Receivables

	2024 £’000	2023 £’000 (Restated) (1)
Trade receivables	£149,855	£143,336
Prepayments	11,499	11,055
Accrued income	14,194	13,160
Research and development tax credit	4,884	3,013
Grant receivable	4,892	2,877
Other receivables	8,349	6,109
Total trade and other receivables	£193,673	£179,550
(1) Restated to include the effects of revisions arising from provisional to final acquisition accounting for DEK and Mudbath (refer to note 3C for details).
Trade receivables are non-interest-bearing and are generally on 30 to 90 day terms depending on the geographical territory in which sales are generated. The carrying value of trade and other receivables also represents their fair value.
Trade receivables are disclosed net of expected credit loss allowance for doubtful debts, as shown below. Credit loss rates have been established for trade receivables and accrued income based on historic loss rates. In addition, certain balances (where there was objective evidence of credit impairment linked to the ageing of the debtor balance and an analysis of the debtors’ current financial position) have been provided for on an individual basis.
Trade receivables and accrued income represent client contract assets. Other than the expected credit loss allowance discussed above, and business-as-usual movements there were no significant changes in contract assets during the year.
Of the £14.2 million accrued income balance as of 30 June 2024, £0.2 million arises from acquired companies during the reporting period (£1.2 million as of 30 June 2023). Accrued income is converted into trade receivables on invoicing clients for the work performed.
The total research and development tax credit receivable as of 30 June 2024 is £11.1 million, out of which £6.2 million is receivable in a period of over one year from the balance sheet date and presented under non-current financial assets and other receivables. HMRC are inquiring into the RDEC claim in respect of the year ended 30 June 2022 with the possibility to extend to all open periods as set out in note 30. The Finance Act 2024 (FA24), enacted in March 2024, introduced changes to the RDEC program, effective for accounting periods beginning on or after 1 April 2024, altering the criteria for R&D reliefs and eligible costs.
The total prepayments as of 30 June 2024 are £14.7 million, out of which £3.2 million are to be realised in a period of over one year from the balance sheet date and presented under non-current financial assets and other receivables.
The following table presents the trade receivables and accrued income ageing intervals and the allocation of the expected credit loss allowance as of 30 June 2024 and 30 June 2023:

	2024 £’000		2023 £’000 (Restated) (1)
	Trade receivables and accrued income - gross	Expected credit loss allowance	Trade receivables and accrued income - gross	Expected credit loss allowance
Current	137,482	(66)	136,229	(248)
1 - 30 days overdue	11,759	(1)	8,032	(147)
31 - 60 days overdue	9,045	(126)	6,532	(104)
61 - 90 days overdue	2,605	(87)	2,447	(71)
Over 90 days overdue	6,222	(2,784)	7,750	(3,924)
Total	167,113	(3,064)	160,990	(4,494)

The gross and net amounts of trade receivables and accrued income were as follows:

	2024 £’000	2023 £’000 (Restated) (1)
Trade receivables - gross	£152,919	£147,830
Expected credit loss allowance	(3,064)	(4,494)
Trade receivables - net	£149,855	£143,336
(1) Restated to include the effects of revisions arising from provisional to final acquisition accounting for DEK and Mudbath (refer to note 3C for details).

	2024 £’000	2023 £’000
Accrued income - gross	£14,194	£13,160
Expected credit loss allowance	—	—
Accrued income - net	£14,194	£13,160
Movements in the expected credit loss allowance were as follows:

	2024 £’000	2023 £’000
As at 1 July	£4,494	£4,023
Provided in the year	2,570	6,181
Released in the year	(2,228)	(5,249)
Utilised in the year	(1,665)	(301)
Effect of foreign exchange translations	(107)	(160)
As at 30 June	£3,064	£4,494

20.Trade and Other Payables

	2024 £’000	2023 £’000 (Restated) (1)
Trade payables	£10,976	£5,480
Other taxation and social security	18,412	19,290
Client volume discounts/rebates	17,922	1,011
Other liabilities	6,222	5,029
Accruals	56,890	55,195
Deferred income	6,147	5,823
Total trade and other payables	£116,569	£91,828
(1) Restated to include the effects of revisions arising from provisional to final acquisition accounting for DEK and Mudbath (refer to note 3C for details). £1.0 million of client volume discounts/rebates, which were previously disclosed in Other liabilities, have been reclassified from Other liabilities to Client volume discounts/rebates in the 2023 comparative period.
Deferred income represents client contract liabilities at year end where cash was received from clients but Endava is yet to perform the work. £4.5 million of the deferred income recognised at 1 July 2023 was recognised as revenue during the year (2023: £3.3 million). Other than business-as-usual movements there were no significant changes in the deferred income balance during the year. From the £6.1 million deferred income in balance as of 30 June 2024, £2.8 million comes from acquired companies during the reporting period (nil as of 30 June 2023).
Client volume discounts/rebates relate to contractual arrangements with customers to provide them with discounts/rebates based on agreed threshold levels of business being delivered by the client.
21.Financial Assets and Liabilities
Categories of financial assets and financial liabilities
Financial assets
The Group has the following financial assets, all of which are classified and measured at amortised cost:

	Note	2024 £’000	2023 £’000 (Restated) (1)
Financial assets at amortised cost
Trade receivables	19	£149,855	£143,336
Accrued income	19	14,194	13,160
Other financial assets		716	243
Cash and cash equivalents		62,358	164,703
Total financial assets		£227,123	£321,442
(1) Restated to include the effects of revisions arising from provisional to final acquisition accounting for DEK and Mudbath (refer to note 3C for details).
The accounting policies provide a description of the initial recognition and measurement, and also the subsequent measurement of financial assets.

Financial liabilities
The Group has the following financial liabilities:

	Note	2024 £’000	2023 £’000
Lease liabilities
Current lease liabilities	23	£14,450	£14,573
Non-current lease liabilities	23	43,557	54,441
		58,007	69,014
Other financial liabilities at amortised cost
Borrowings	22	144,754	—
Trade payables	20	10,976	5,480
Accruals	20	56,890	55,195
Client volume discounts/rebates	20	17,922	1,011
Deferred consideration	15	6,783	6,104
		237,325	67,790
Financial liabilities at fair value through profit or loss
Contingent consideration	15	8,444	11,459

Total financial liabilities		£303,776	£148,263
Client volume discounts/rebates relate to contractual arrangements with customers to provide them with discounts/rebates based on agreed threshold levels of business being delivered by the client.
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
Contingent consideration has been classified within level 3. The following table includes the roll forward schedule of contingent consideration during the year ended 30 June 2024:

Contingent consideration	Beginning of the year £’000	Additions £’000	Payments £'000	Remeasurement and discount unwind £'000	Foreign exchange impact £'000	End of the year £'000
2023	8,514	14,771	(111)	(10,418)	(1,297)	11,459
2024	11,459	16,510	(2,737)	(16,817)	29	8,444
The methodology for determining the fair value of contingent consideration is detailed in Note 15.

22.Borrowings
Terms and conditions of outstanding borrowings as of 30 June 2024 and 2023 are as follows:

Type	Nominal Interest p.a.	Year of Maturity	2024 £’000	2023 £’000
Revolving Credit Facility	SONIA/ EURIBOR/SOFR + variable margin (1.00% - 1.65%)	2027	£144,754	£—
The Group has an unsecured, multicurrency bank revolving credit facility with a drawn down loan amount of £144.8 million at 30 June 2024 (2023: £nil). Commitment fees are charged on the undrawn balance of the facility. The available borrowing capacity under the Group’s revolving credit facility is £350.0 million less drawn down loans and utilised ancillary facilities (HSBC bank guarantees: £2.2 million at 30 June 2024 and £8.8 million at 30 June 2023). The HSBC bank guarantees primarily relate to a performance bond related to a fixed price contract in Germany and various lease guarantees. Please refer to Note 28 for a schedule showing the RCF movements in the period.

The facility contains interest cover and net leverage financial covenants. The covenants are tested on a bi-annual basis based on trailing twelve months results. At 30 June 2024 and 30 June 2023, the Group complied with these financial covenants.
Guarantees
The Group has provided the following guarantees at 30 June 2024:
Parent Company Guarantees
The parent company provided guarantees relating to certain leases entered into by Endava Romania SRL in Romania and ICS Endava SRL in Moldova. In the fiscal year ended 30 June 2024, the parent company also provided a guarantee under the Merger Agreement with respect to the obligations to be fulfilled by Endava Delaware Inc. under that agreement.
No claims are expected to arise from the above guarantees.
Bank Guarantees
Endava GmbH provided a performance guarantee of €2.0 million in favour of DB Fernverkehr AG in relation to a contract with Deutsche Bahn to provide their Video On Demand experience for passengers.
Additionally, various other subsidiaries provided bank guarantees in relation to their leases of office space together with a small number of tender and performance guarantees.

No claims are expected to arise from the above guarantees.
23.Leases
The Group’s lease portfolio consists of property leases of office spaces and vehicles.
As a lessee:
Right-of-use assets
Set out below are the carrying amounts of the Group’s right-of-use assets and the movements during the year ended 30 June 2024:

	Leasehold Buildings £’000	Other IT equipment £’000	Vehicles £’000	Total £’000
At 1 July 2023	£65,053	£—	£31	£65,084
Additions	5,276	227	—	5,503
Disposals	(880)	—	(12)	(892)
Derecognition as a result of subleases	(701)	—	—	(701)
Modifications (1)	(1,912)	—	—	(1,912)
Depreciation charge	(12,957)	(50)	(19)	(13,026)
Net impairment charge	(130)	—	—	(130)
Effect of foreign exchange translations	(633)	1	—	(632)
At 30 June 2024	£53,116	178	£—	£53,294
(1) Lease liabilities are remeasured when a change to future contractual cash flows is identified. Remeasurements were made in the year based upon changes in indexation, changes resulting from reducing the space rented and changes resulting from lease term reassessments. The carrying value of the corresponding right-of-use asset is also re-measured to reflect this change.
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
(1) Lease liabilities are remeasured when a change to future contractual cash flows is identified. Remeasurements were made in the year based upon changes in indexation and changes resulting from additional space rented. The carrying value of the corresponding right-of-use asset is also re-measured to reflect this change.

Lease liabilities
Set out below are the carrying amounts of the Group’s lease liabilities and the movements during the year ended 30 June 2024:

	Leasehold Buildings £’000	Other IT equipment £’000	Vehicles £’000	Total £’000
At 1 July 2023	£68,984	—	£30	£69,014
Additions	5,238	243	—	5,481
Disposals	(937)	—	(10)	(947)
Modifications(1)	(2,074)	—	—	(2,074)
Interest	2,147	—	—	2,147
Payments	(14,698)	(58)	(20)	(14,776)
Effect of foreign exchange revaluation and translations	(839)	1	—	(838)
At 30 June 2024	£57,821	£186	£—	£58,007
(1) Lease liabilities are remeasured when a change to future contractual cash flows is identified. Remeasurements were made in the year based upon changes in indexation, changes resulting from reducing the space rented and changes resulting from lease term reassessments.
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
The potential impact of lease covenants is considered to be immaterial.
The maturities of the Group’s lease liabilities for the year ended 30 June 2024 are as follows:

	Leasehold Buildings £’000	Other IT equipment £’000	Total £’000
Less than 1 year	14,290	160	14,450
1 to 5 years	38,974	26	39,000
More than 5 years	10,487	—	10,487
Total undiscounted lease liabilities	63,751	186	63,937

Lease liabilities included in the balance sheet	57,821	186	58,007
Analysed as:
Current	14,290	160	14,450
Non-current	43,531	26	43,557
The maturities of the Group’s lease liabilities for the year ended 30 June 2023 are as follows:

	Leasehold Buildings £’000	Vehicles £’000	Total £’000
Less than 1 year	14,550	23	14,573
1 to 5 years	45,018	7	45,025
More than 5 years	17,063	—	17,063
Total undiscounted lease liabilities	76,631	30	76,661

Lease liabilities included in the balance sheet	68,984	30	69,014
Analysed as:
Current	14,550	23	14,573
Non-current	54,434	7	54,441
Income Statement Impact
The following items have been recognised in the Consolidated statement of comprehensive income for the current and prior year:

2024	Leasehold Buildings £’000	Other IT equipment £’000	Vehicles £’000	Total £’000
Depreciation of right-of-use assets	£12,957	£50	£19	£13,026
Impairment of right-of-use assets	130	—	—	130
Interest expense on lease liabilities	2,147	—	—	2,147
Expense related to short-term leases	2,081	—	61	2,142
Loss on derecognition of right-of-use assets sub-leased	81	—	—	81
Net gain on disposal of right-of-use asset	(139)	—	—	(139)
Fair value movement of financial assets	(18)	—	—	(18)
Total	£17,239	£50	£80	£17,369

2023	Leasehold Buildings £’000	Vehicles £’000	Total £’000
Depreciation of right-of-use assets	£11,809	£52	£11,861
Reversal of impairment of right-of-use assets	(131)	—	(131)
Interest expense on lease liabilities	1,675	1	1,676
Expense related to short-term leases	1,841	58	1,899
Loss on derecognition of right-of-use assets sub-leased	—	—	—
Net gain on disposal of right-of-use asset	(1)	—	(1)
Fair value movement of financial assets	(2)	—	(2)
Total	£15,191	£111	£15,302
The total Group cash outflow for leases (including related interest) as a lessee in the year was £16.9 million (2023: £15.4 million), out of which £14.8 million (2023: £13.5 million) relate to leases accounted for under IFRS 16 and presented as cash outflows from financing activities.
Contractual Obligations and Commitments
The following table summarises our commitments to settle contractual obligations as of 30 June 2024 and the effect such obligations are expected to have on our liquidity and cash flows:

	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years	Total
	(in thousands)
Lease liabilities	£14,450	£31,080	£7,920	£10,487	£63,937
Short-term leases	1,893	—	—	—	1,893
Leases contracted, but not yet commenced	136	288	24	—	448
Total	£16,479	£31,368	£7,944	£10,487	£66,278
As of 30 June 2024, the Group has property leases that expire at various dates through December 2032.
As a lessor:
During 2024 and 2023, the Group entered into arrangements to sub-lease certain office spaces that have been presented as part of a right-of-use asset. This has been classified as a finance sub-lease. The Group recognised a loss of £0.1 million (2023: nil) on the derecognition of the right-of-use asset pertaining to the office space, which has been presented within Finance expense.
During 2024, the Group recognised interest income on lease receivables of less than £0.1 million (2023: less than £0.1 million).
The total Group cash inflow for leases as a lessor in the year was £0.1 million (2023: £0.4 million).
During the year the investment in finance lease receivable decreased by £0.1 million due to payments received.
The following table sets out the maturity analysis of lease payments receivable for sub-leases classified as finance leases showing the undiscounted lease payments to be received after the reporting date and the net investment in the finance lease receivable.

	Finance leases 2024 £’000	Finance leases 2023 £’000
Less than 1 year	183	59
1 to 2 years	182	—
2 to 3 years	108	—
3 to 4 years	113	—
Total undiscounted lease payments receivable	586	59
Unearned finance income	53	3
Net investment in finance lease receivable	533	56
Analysed as:
Current	183	56
Non-current	350	—

24.Share Capital

Authorised share capital:	2024 £’000	2023 £’000
60,000,000 ordinary shares of £0.02 each	1,200	1,200

Allotted, called up and fully paid:	2024 No.	£’000	2023 No.	£’000
Class A ordinary shares	44,495,400	890	41,810,877	836
Class B ordinary shares	14,536,032	290	15,940,112	319
Ordinary shares of £0.02 each	59,031,432	1,180	57,750,989	1,155
The Company issued 572,195 new shares for the year ended 30 June 2024 (30 June 2023: 771,327) in relation to exercise of options and 708,248 new shares as equity consideration related to acquisitions (30 June 2023: 215,792).
The movement of 1,404,080 Class B ordinary shares represents a transfer to Class A ordinary shares.
Voting rights, dividends and return of capital
Our Class B ordinary shares have ten votes per share, and our Class A ordinary shares, which are the shares underlying the ADS’s each have one vote per share. Any dividend declared by the Company shall be paid on Class A ordinary shares and the class B ordinary shares pari passu as if they were all shares of the same class. Class B ordinary shareholders may elect, at any time, to convert any of their Class B ordinary shares into Class A ordinary shares on a one-for-one basis by notice in writing to the Directors.
In the event of the liquidation, dissolution or winding up of the Company, the assets of the Company available for distribution to members shall be distributed amongst all holders of Class A ordinary shares and Class B ordinary shares in proportion to the number of shares held irrespective of the amount paid or credited as paid on any share.
25.Distributions Made
During the year ended 30 June 2024, the Company did not declare or pay any dividends (2023: nil; 2022: nil).
26.Share-Based Payments
Description of share-based payment arrangements
The Group had the following share-based payment arrangements.
Company Share Option Plan
A Company Share Option Plan (“CSOP”) was adopted on 7 May 2014 and share options over ordinary shares have been issued under the CSOP plan to certain employees of the Group. Options can be exercised on the fifth anniversary of the date of grant, upon an acquisition of the Company, and upon certain conditions of ceasing employment. In addition, our Board can at its discretion permit the exercise of options upon the admission of shares to a recognised stock exchange or at an earlier time and under such conditions as determined by the Board. The options expire on the tenth anniversary of the date of grant.
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
On the date of a Trigger Event, the EBT trustee has an option to acquire the beneficial interest belonging to the participant. If the EBT trustee exercises this option, the EBT trustee will then either transfer shares of a value equal to or pay cash to the participant in an amount equal to, the value of the option, calculated according to the terms of the JSOP. If the applicable employee leaves employment with the Group prior to the occurrence of a Trigger Event, the value of the shares is capped at such shares’ fair market value on the employee’s last day of employment and no payment is made until a Trigger Event occurs.

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
The Trigger event - the listing on the New York Stock Exchange - occured on 27 July 2018. At 30 June 2024, the EBT held 12,968 shares (30 June 2023: 13,226), out of which 6,965 (30 June 2023: 6,965) are allocated to employee JSOPs. For the year ended 30 June 2024, no awards under the JSOP were exercised (2023: 27,110) and settled by shares of the EBT, no JSOPs were cancelled (2023: nil), no options under LTIP were exercised (2023: 9,000) and settled by shares of the EBT and 258 options under SAYE were exercised (2023: 25,274) and settled by shares of the EBT.
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
The EIP provides for the grant of options, share appreciation rights, or SAR’s, restricted shares, restricted share units, or RSUs, performance restricted share units, or PSUs, and other share-based awards. All awards under the EIP are set forth in award agreements, which detail the terms and conditions of awards, including any applicable vesting and payment terms, change of control provisions and post-termination exercise limitations.
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

During the fiscal year ended 30 June 2024, the Company granted RSUs and PSUs. RSUs and PSUs are contractual promises to deliver our Class A ordinary shares in the future, which may also remain forfeitable unless and until specified conditions are met. The plan administrator may provide that the delivery of the shares underlying RSUs will be deferred on a mandatory basis or at the election of the participant. The terms and conditions applicable to restricted shares, RSUs and PSUs will be determined by the plan administrator, subject to the conditions and limitations contained in the EIP.
During the reporting period, discounted "Share Success" ("SS") options were granted under the EIP to all eligible employees at the prescribed eligibility date, other than the U.K. employees which were granted under a CSOP sub-plan to the EIP. The SS options are disclosed separately to other awards under the EIP and CSOP.
2018 Sharesave Plan
On 16 April 2018, the Board adopted the 2018 Sharesave Plan (“Sharesave”) which was approved by the Company shareholders on 3 May 2018. The Sharesave is a U.K. tax advantaged share option plan and is intended to comply with the requirements of Schedule 3 of the Income Tax (Earnings and Provisions) Act 2003. The Sharesave was extended to award similar benefits to employees outside the United Kingdom.
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
Movements during the year
The number and the weighted-average exercise prices of the share options under the above arrangements were as follows:

	CSOP	JSOP	LTIP	EIP	SAYE	SS
Options outstanding at 1 July 2023	5,845	6,965	29,012	904,825	345,845	1,465,971
Options granted during the year	—	—	—	1,782,074	—	1,666,502
Options exercised during the year	(5,845)	—	(3,325)	(397,562)	(165,700)	(84)
Options forfeited during the year	—	—	—	(697,665)	(14,859)	(434,725)
Options expired during the year	—	—	—	—	(162,557)	—
Options outstanding at 30 June 2024	—	6,965	25,687	1,591,672	2,729	2,697,664

Options outstanding at 1 July 2022	5,845	34,075	96,324	1,158,575	598,614	445,491
Options granted during the year	—	—	—	536,814	—	1,212,215
Options exercised during the year	—	(27,110)	(64,312)	(522,661)	(217,684)	—
Options forfeited during the year	—	—	(3,000)	(267,903)	(35,085)	(191,735)
Options outstanding at 30 June 2023	5,845	6,965	29,012	904,825	345,845	1,465,971

Options outstanding at 1 July 2021	5,845	34,075	203,326	1,406,877	1,119,953	—
Options granted during the year	—	—	—	300,940	—	504,443
Options exercised during the year	—	—	(107,002)	(467,888)	(470,757)	—
Options forfeited during the year	—	—	—	(81,354)	(50,582)	(58,952)
Options outstanding at 30 June 2022	5,845	34,075	96,324	1,158,575	598,614	445,491

Weighted average exercise price 30 June 2024 - £	—	—	—	—	39.70	49.87
Weighted average exercise price 30 June 2023 - £	0.90	—	—	—	39.78	64.55
Weighted average exercise price 30 June 2022 - £	0.90	—	—	—	35.70	102.41
Weighted average share price at exercise date 2024 - £	24.63	—	21.48	39.72	55.94	56.18
Weighted average share price at exercise date 2023 - £	—	61.90	57.41	57.55	58.25	—
Weighted average share price at exercise date 2022 - £	—	—	117.25	130.10	111.89	—
Weighted average contractual life 2024 - years	0	12	1	2	0	5
Weighted average contractual life 2023 - years	1	13	2	2	1	6
Weighted average contractual life 2022 - years	2	14	3	2	1	6
Options expired during the year refers to options for which the holder did not exercise during the exercise window. There were 162,557 share options expired under Sharesave Plan during the year ended 30 June 2024 (2023: nil).
Options granted in the period have been valued using a Black Scholes option pricing model using the following inputs:

	2024	2023	2022
Exercise price	£0.00 - £39.02	£0.00 - £55.05	£0.00 - £102.41
Risk free rate	4.49%	4.2%	0.6% - 1.0%
Expected volatility	50.1%	50.4%	30.0% - 45.2%
Expected dividends	—	—	—
Fair value of option	£20.77 - £56.41	£33.45 - £72.71	£64.63 - £115.36

A small portion of the options granted in the reporting period would vest upon fulfillment of market-based performance conditions. Their fair value has been determined using a Monte Carlo option pricing model. Expected volatility is based on the historical volatility of the Company’s share price.
For the year ended 30 June 2024, the Group recognised £34.7 million (2023: £31.1 million; 2022: £35.0 million) of share-based compensation expense in respect of the above share option schemes. The share-based compensation expense is presented under allocated cost of sales and selling, general and administrative expenses on the face of the statement of comprehensive income.
27. Movements in Equity
Share capital and share premium
New ordinary shares were issued for exercise of options which resulted in an increase in share capital of £0.01 million and share premium of £6.7 million. The increase in share premium is due to the CSOP, 2022 Share Success Plan and 2020 Sharesave options exercised in the reporting period.
New ordinary shares were issued for the acquisition of GalaxE and resulted in an increase in share capital of £0.01 million.
Merger relief reserve
146,572 Class A shares, related to the acquisition of DEK that took place in June 2023 and initially recorded in other reserves before being transferred to merger reserve, were issued to the sellers of DEK, resulting in an increase in merger relief reserve of £5.3 million.
15,874 Class A shares, related to the acquisition of BAC that took place in February 2022 and initially recorded in other reserves before being transferred to merger reserve, were issued to the sellers of BAC, resulting in an increase in merger relief reserve of £1.5 million.
545,802 Class A shares were issued to the sellers of GalaxE, resulting in an increase in merger relief reserve of £13.8 million.
Other reserves
146,572 Class A shares, related to the acquisition of DEK that took place in June 2023, were issued to the sellers of DEK, resulting in a decrease of other reserves of £5.3 million, and 15,874 Class A shares, related to the acquisition of BAC that took place in February 2022, were issued to the Sellers of BAC as equity consideration subject to a lock-up period, resulting in a decrease of other reserves of £1.5 million.
The impact of the net investment hedge on other reserves was £0.2 million.
£3.3 million was recognised as exchange differences losses from translating foreign operations during the reporting period.

28. Cash Flow
Operating Activities

Adjustments	2024 £’000	2023 £’000	2022 £’000
Depreciation, amortisation and impairment of non-financial assets	£38,941	£32,927	£28,969
Unrealised foreign exchange loss / (gain)	3,249	5,441	(9,876)
Interest income	(6,171)	(3,506)	(184)
Fair value movement of financial liabilities	(9,133)	(11,828)	842
Interest expense	6,181	3,469	2,014
Net loss/(gain) on disposal of non-current assets (tangibles and intangibles)	690	(45)	(73)
Share-based compensation expense	34,678	31,058	35,005
Hyperinflation effect (gain) / loss	—	(386)	17
Research and development tax credit	(7,788)	(5,027)	(2,211)
Loss on derecognition of right-of-use assets sub-leased	81	—	132
Net gain on disposal of right-of-use asset	(139)	(1)	(187)
Fair value movement of financial assets	(18)	(2)	(7)
Grant income	(2,803)	(2,935)	(642)
Total adjustments	£57,768	£49,165	£53,799

Net changes in working capital	2024 £’000	2023 £’000	2022 £’000
Decrease/(Increase) in trade and other receivables	£5,532	£(3,937)	£(37,006)
(Decrease)/Increase in trade and other payables	(22,112)	(12,136)	15,236
Net changes in working capital	£(16,580)	£(16,073)	£(21,770)
Financing Activities
Non-Cash Changes Arising from Financing Activities

Grant received	Beginning of the year £’000	Cash received £’000	Grant income £'000	Non-cash foreign exchange £'000	End of the year £'000
2022	59	139	(642)	7	(437)
2023	(437)	494	(2,935)	1	(2,877)
2024	(2,877)	707	(2,803)	81	(4,892)

The grants receivable in 2022, 2023 and 2024 are presented in trade and other receivables.

Borrowings	Beginning of the year £’000	Proceeds from borrowings £’000	Repayment of borrowings £’000	Non-cash foreign exchange £’000	Non-cash Other £'000	End of the year £'000
2024	—	(153,814)	8,056	795	209	(144,754)
The movements in lease liabilities for fiscal years 2024 and 2023 are disclosed in Note 23.
Investing activities
£48.5 million presented as other acquisition related settlements for the fiscal year 2024 represents the repayment of external loans acquired with GalaxE. In addition, the repayment of external loans acquired with TLM of £6.7 million are included in other acquisition related settlements for the fiscal year 2024.
£21.2 million presented as other acquisition related settlements for the fiscal year 2023 represents the payment of a promissory note acquired with DEK, settled in the post-acquisition period.
29.Capital Commitments
Amounts contracted but not provided for in the financial statements amounted to £ nil in the year ended 30 June 2024 (2023: £nil).
30.Contingent Liabilities
The Group has historically claimed tax credits through its subsidiary, Endava (UK) Ltd, under the U.K.’s RDEC program, which incentivises research and development activities that are directed and overseen from the U.K., resulting in advancements in knowledge or technology.

For the fiscal year ended 30 June 2022, HMRC initiated an inquiry into Endava (UK) Ltd's RDEC claim. The company’s tax years from 30 June 2016, onward remain open to inspection by HMRC. The total value of these RDEC claims, including estimates for the fiscal years ended 30 June 2023 and 2024, is approximately £18.5 million, net of tax.

Management has exercised significant judgment in evaluating the validity of these RDEC claims, relying on its interpretation of the qualifying activities for this claim, interpretation of the relevant tax regulations in effect during the claim periods and consultation with external advisors. Despite the ongoing HMRC review, management remains confident in its position and does not consider it probable that any portion of these claims will be disallowed. As result, no provision has been recorded in the consolidated financial statements related to this inquiry.

The Group had no contingent liabilities at 30 June 2023.
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
In the fiscal year ended 30 June 2024, 31.5% of our sales were denominated in the British Pound, 35.6% of our sales were denominated in U.S. dollars, 22.8% were denominated in Euros and the balance was in other currencies. Conversely, during the same time period, 53.5% of our expenses were denominated in Euros (or in currencies that largely follow the Euro, including the RON) and 13.9% in U.S. dollars. As a result, strengthening of the Euro relative to the British Pound and weakening of the U.S. dollar relative to the British Pound present the most significant risks to us. Any significant fluctuations in currency exchange rates may have a material impact on our business.
The Group experiences currency exchange differences arising upon retranslation of monetary items (primarily short-term inter-company balances and borrowings), which are recognised as an expense in the period the difference occurs. The Group endeavours to match the cash inflows and outflows in the various currencies; the Group typically invoices its clients in their local currency and pays its local expenses in local currency as a means to mitigate this risk.
Foreign currency denominated financial assets and liabilities which expose the Group to currency risk are disclosed below. The amounts shown are translated into GBP at the closing rate:

30 June 2024	GBP £‘000	EUR £‘000	USD £‘000	RON £‘000	Others £‘000	TOTAL £‘000
Financial assets	96,586	35,278	46,851	2,300	46,108	227,123
Financial liabilities	(163,168)	(7,083)	(46,312)	(52,325)	(34,888)	(303,776)
Total	(66,582)	28,195	539	(50,025)	11,220	(76,653)

30 June 2023 (Restated) (1)	GBP £‘000	EUR £‘000	USD £‘000	RON £‘000	Others £‘000	TOTAL £‘000
Financial assets	185,276	35,376	47,373	3,648	49,769	321,442
Financial liabilities	(33,525)	(7,675)	(5,641)	(58,804)	(42,618)	(148,263)
Total	151,751	27,701	41,732	(55,156)	7,151	173,179
(1) Restated to include the effects of revisions arising from provisional to final acquisition accounting for DEK and Mudbath (refer to note 3C for details).
The Group is also exposed to exchange differences arising from the translation of its subsidiaries' financial statements into the Group's presentation currency of Sterling with the corresponding exchange differences taken directly to equity. For some of the subsidiaries net investment hedge accounting is used to hedge foreign currency risk of the retranslation of net investments in currencies other than the Group’s functional currency. In 2024 the hedge was tested for effectiveness, concluded to be 100% effective and as per the Group accounting policy the results were recognised in other comprehensive income.
The following tables illustrate the sensitivity of profit and equity in regard to the Group’s financial assets and financial liabilities and the US dollars/Sterling exchange rate. The US dollars exposure impacts the Group’s cost base due to its operations in U.S. Therefore as the Sterling strengthens, subject to any prevailing hedge arrangements, the Group benefits from a cost improvement and vice versa. The impact of foreign current sensitivity between GBP and Euros, has not been disclosed on the basis that the impact of any reasonable change in exchange rates is not material.

During the year ended 30 June 2024, the Sterling/US dollar volatility ranged from the US Dollar strengthening against Sterling by 4% to weakening by 4%.

	GBP/USD	Profit impact £’000	Equity impact £’000
30 June 2024	4%	383	3,526
30 June 2024	(4)%	(375)	(3,458)
During the year ended 30 June 2023, the Sterling/US dollar volatility ranged from the US Dollar strengthening against Sterling by 6% to weakening by 13%.

	GBP/USD	Profit impact £’000	Equity impact £’000
30 June 2023	6%	(298)	(2,038)
30 June 2023	(13)%	589	4,031
Interest Rate Sensitivity
At 30 June 2024, the Group is exposed to changes in market interest rates through bank borrowings on its Revolving Credit Facility at variable interest rates.
The revolving credit facility bears interest based on SONIA, EURIBOR and SOFR plus a variable margin. Changes in the applicable rate result in fluctuations in the required cash flows to service this debt. For example, a 1% (one hundred basis points) increase in the applicable market interest rate would result in an additional £3.5 million in interest expense if the maximum borrowable amount under the revolving credit facility was outstanding for the entire fiscal year.
No interest rate sensitivity analysis has been disclosed for interest income earned on cash deposits, on the basis that any reasonable possible changes in interest rates would not lead to a material difference in the interest income recognised.

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
Credit Risk Analysis
Credit risk is the risk that a counterparty fails to discharge an obligation to the Group. The Group is exposed to this risk for various financial instruments, including trade receivables. The Group’s maximum exposure to credit risk is limited to the carrying amount of financial assets recognised at 30 June, as summarised below:

	2024 £’000	2023 £’000 (Restated) (1)
Trade receivables	£149,855	£143,336
Accrued income	14,194	13,160
Other financial assets	716	243
Cash and cash equivalents	62,358	164,703
Total	£227,123	£321,442
(1) Restated to include the effects of revisions arising from provisional to final acquisition accounting for DEK and Mudbath (refer to note 3C for details).
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
As at 30 June 2024, the Group’s non-derivative financial liabilities had contractual maturities (including interest payments where applicable) as summarised below:

30 June 2024	Current 0 - 6 months £’000	Current 6 - 12 months £’000	Non-Current 1 - 5 years £’000	Non-Current +5 years £’000
Revolving credit facility	£4,305	£4,235	£158,323	£—
Lease liabilities	7,124	7,326	39,000	10,487
Financial guarantees	3,414	680	1,673	222
Trade payables	10,976	—	—	—
Accruals	56,890	—	—	—
Client volume discounts/rebates	—	17,922
Deferred consideration	2,519	3,322	943	—
Contingent consideration	2,806	5,638	—	—
Total	£88,034	£39,123	£199,939	£10,709
The discount impact for deferred and contingent consideration is not material.
There were no forward foreign currency options in place at 30 June 2024.

As at 30 June 2023, the Group’s non-derivative financial liabilities had contractual maturities (including interest payments where applicable) as summarised below:

30 June 2023 (Restated) (1)	Current 0 - 6 months £’000	Current 6 - 12 months £’000	Non-Current 1 - 5 years £’000	Non-Current +5 years £’000
Lease liabilities	£7,371	£7,202	£45,025	£17,063
Financial guarantees	1,749	464	1,612	9,135
Trade payables	5,480	—	—	—
Accruals	55,195	—	—	—
Client volume discounts/rebates	1,011	—	—	—
Deferred consideration	1,267	—	4,837	—
Contingent consideration	2,661	4,989	3,809	—
Total	£74,734	£12,655	£55,283	£26,198
(1) Restated to include the effects of revisions arising from provisional to final acquisition accounting for DEK and Mudbath (refer to note 3C for details). Off balance sheet financial guarantees were included in the list of financial liabilities.
The discount impact for deferred and contingent consideration is not material.
32.Capital Management Policies and Procedures
The Group’s capital management objectives are:
•to ensure the Group's ability to continue as a going concern; and
•to provide an adequate return to shareholders by pricing products and services commensurately with the level of risk.
The Group monitors capital on the basis of the carrying amount of equity plus the revolving credit facility loan, less cash and cash equivalents as presented on the consolidated balance sheet. The Group manages its capital structure and makes adjustments in the light of changes in economic conditions and the risk characteristics of the underlying assets.

	2024 £’000	2023 £’000
Equity	£639,455	£571,308
Loans and borrowings	144,754	—
Less: Cash and cash equivalents	(62,358)	(164,703)
Total Capital	£721,851	£406,605

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Endava plc

/s/ John Cotterell
Name:	John Cotterell
Title:	Chief Executive Officer
(Principal Executive Officer)

Date: September 19, 2024