Form 20-F
period 2025-06-30
Endava plc
filed 2025-09-04
CIK 1656081

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________________________________________
Form 20-F
______________________________________________________
(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES ACT OF 1934
For the fiscal year ended June 30, 2025
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
Ordinary shares, nominal value £0.02 per ordinary share: 56,208,871, as of June 30, 2025. As of June 30, 2025, 42,664,078 Class A ordinary shares and 13,544,793 Class B ordinary shares were outstanding.

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
Our financial information is presented in British Pounds. For the convenience of the reader, in this Annual Report on Form 20-F, unless otherwise indicated, translations from British Pounds into U.S. dollars were made at the rate of £1.00 to $1.3713, which was the rate in effect on June 30, 2025. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of British Pounds at the dates indicated. All references in this Annual Report on Form 20-F to “$” mean U.S. dollars and all references to “£” and “GBP” mean British Pounds.
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
Forward-looking statements include, but are not limited to, statements about:
•our ability to achieve our revenue growth goals;
•our expectations of future operating results or financial performance;
•our ability to accurately forecast and achieve our announced guidance;
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
•the impact of unstable market and economic conditions, including as a result of actual or anticipated changes in interest rates, economic inflation and the responses by central banking authorities to control such inflation, and the imposition of tariffs in the United States and abroad;

•the impact of political instability, natural disaster, events of terrorism and wars, including the military conflict between Ukraine and Russia and related sanctions and the ongoing conflict in the Middle East; and
•other risks and uncertainties, including those listed in “Item 3.D. Key Information—Risk Factors.”

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
In addition, forward-looking statements contained in this Annual Report on Form 20-F represent our views only as of the date of this report and should not be relied upon as representing our views as of any subsequent date. We anticipate that subsequent events and developments may cause our views to change. Although we may elect to update these forward-looking statements publicly at some point in the future, we specifically disclaim any obligation to do so, except as required by applicable law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

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
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
Our business faces significant risks. You should carefully consider all of the information set forth in this Annual Report on Form 20-F and in our other filings with the United States Securities and Exchange Commission, or SEC, including the following risk factors which we face and which are faced by our industry. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this report and our other SEC filings. See “Cautionary Statement Regarding Forward-Looking Statements” above.
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
•We must attract, retain and motivate highly skilled IT professionals.
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
•We have significant fixed costs related to leased facilities and may incur additional expense as we adapt our facilities in response to our transition to a hybrid working model.
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
•Our revenue, margins, results of operations and financial condition may be materially and adversely affected if general economic conditions in Europe, the United States or the global economy worsen.
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
Our operating results have fluctuated, and may continue to fluctuate, due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Fluctuations in our operating results may be particularly pronounced in the current economic environment due to the economic slowdown, geopolitical instability, inflation and other financial uncertainties. You should not rely on our past results as an indication of our future performance.
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
•our ability to accurately estimate the efficiency of AI capabilities and specializations; and
•general economic conditions, including the impact of fluctuating rates of inflation.
If we are not able to maintain favorable pricing for our services, our ability to win contracts could suffer. Alternatively, if we continue to offer pricing that is favorable to our clients but is unfavorable to us, we may face reduced margins and profitability if the rate of inflation increases and we absorb additional costs into our business. Furthermore, we price certain engagements based on projected efficiencies from AI technologies that have not yet been operationally validated, and if we fail to realize those efficiencies or the expected capabilities do not materialize, our margins on those contracts could be adversely impacted in the long term. Ultimately, if we are unable to strategically set the rates that we charge for our services to ensure that they continue to be both attractive to clients but also commensurate with the inflationary pressures, our business, financial condition and results of operations may be materially and adversely affected.
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

If our IT systems or those of the third parties with whom we work, or our data, are or were compromised, we could experience adverse consequences resulting from such compromise.
In the ordinary course of business, we collect, store and process personal data and other sensitive information, including proprietary and confidential business data, trade secrets, source code, intellectual property, sensitive third-party data, and client data (including proprietary and confidential information of our clients and our clients’ clients, including their confidential business data and intellectual property). We and the third parties with whom we work face a variety of evolving threats, including but not limited to ransomware attacks, which could cause security incidents, disrupt our operations, result in the loss or exposure of sensitive information, regulatory actions, fines, penalties, reputational loss, a loss of clients and loss of revenue or profits.
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
Additionally, our workforce has transitioned from being based primarily in our offices or at client sites to a hybrid working model. A significant number of our employees work from home at least part time, as part of this hybrid working model. This model has increased risks to our information technology systems and data, as more of our employees utilize network connections, computers, and devices outside our premises or network, including working at home, while in transit and in public locations. Our operations could also be materially and adversely affected by interruptions in internet service or power at employee residences. Additionally, the services we provide are often critical to our clients’ businesses and the level of criticality has increased in some cases as a result of our client’s increased reliance on digital systems due to new hybrid ways of working. Future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.
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
We have implemented security measures designed to protect against security incidents, but there can be no assurance that these measures are or will be effective. We take steps to detect and remediate vulnerabilities but have not always been able in the past and may be unable in the future to detect vulnerabilities in our information technology systems because such threats and techniques change frequently, are often sophisticated in nature, and may not be detected until after a security incident has occurred. For example, we have from time to time experienced minor security events, including for example an employee who inadvertently extracted data from a client’s system (no personal data was extracted). None of these events, to our knowledge, have required regulatory disclosures or notifications. Promptly after each event’s discovery, we took remedial actions to assess and contain the security event and to evaluate the likelihood and severity of risks to personal data. In each such instance, we determined that there was no material impact to our business or financial condition nor to individual’s personal data. While we believe we responded appropriately, there can be no assurance that we were successful in implementing these remedial and preventative measures or successfully mitigating the effects of any future security event or incident. Further, we may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities.

Applicable data privacy and security obligations may require us to notify relevant stakeholders, including affected individuals, clients or our clients’ clients, regulators, and investors of security incidents, or to implement other requirements, such as providing credit monitoring. Such disclosures and compliance with such requirements are costly, and the disclosure or the failure to comply with such requirements could lead to adverse consequences. Additionally, if we, a third party with whom we work, our clients or our clients’ clients experience a security incident or are perceived to have experienced a security incident, we may experience adverse consequences. These consequences may include: litigation exposure (including class action claims) and other claims for substantial damages against us; government enforcement actions (for example, investigations, regulatory fines, penalties, audits, inspections or intervention); additional reporting requirements and/or oversight; restrictions on processing sensitive information (including personal data); indemnification obligations; monetary fund diversions; interruptions in our operations (including availability of data); financial loss; loss of confidence in our security measures; reputational damage; negative publicity; reimbursement or other compensatory costs; additional compliance costs; and additional similar harms, and therefore could materially and adversely affect our revenue, and results of operations, business and prospects, such as causing clients to stop using our services, deter new clients from using our services, and negatively impact our ability to grow and operate our business. If any person, including any of our personnel or former personnel or aforementioned threat actors, compromises our security or accidentally exposes our sensitive information, including our source code, or compromises the security, or accidentally exposes the sensitive information, including source code, of our clients, our clients’ clients or other third party, or misappropriates such information, then we could be subject to significant liability from our clients, our clients’ clients or other third parties for breaching contractual provisions, including confidentiality, or applicable privacy and data security laws.
Additionally, the reliability of the systems that we develop and host for our clients is critical to our success. However, these systems could contain errors, defects, security vulnerabilities or software bugs that are difficult to detect and correct, particularly when such vulnerabilities are first introduced or when new versions of the systems are deployed. It may be costly and difficult to develop and deploy patches for vulnerabilities and delays in releasing patches or difficulties installing them may impact our clients or our clients’ clients’ ability to use systems and services, and result in security incidents. Additionally, some of our business depends upon our clients’ appropriate and successful implementation of the systems that we develop and host for them. If our clients fail to implement or use these systems correctly, our clients may suffer a security incident or experience other adverse consequences. Additionally, any failure in a client’s system, whether related to our solutions or services, could result in adverse consequences, including damage to our reputation or substantial damages against us. Even if such incidents are unrelated to our security practices, it could result in our incurring significant economic and operational costs in investigating, remediating, and implementing additional measures to further protect our clients, and could result in reputational harm, as well as other adverse consequences.
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
Additionally, our sensitive information or that of our clients could be leaked, disclosed, or revealed as a result of or in connection with our employees’, personnel’s, or vendors’ use of generative or agentic AI technologies. Any sensitive information (including confidential, competitive, proprietary, or personal data) that we input into a third-party AI platform could be leaked or disclosed to others, including if sensitive information is used to train the third parties’ AI model. Additionally, where an AI model ingests personal data and makes connections using such data, those technologies may reveal other personal or sensitive information generated by the model. See also the risk factor titled “We use AI tools in our operations, which may result in significant operational challenges, liability and reputational harm.”
If we provide inadequate service or cause disruptions in our clients’ businesses, it could result in significant costs to us, the loss of our clients and damage to our corporate reputation.
Any defects or errors or failure to meet clients’ expectations in the performance of our contracts could result in claims for substantial damages against us. Our contracts generally limit our liability for damages that arise from negligent acts, error, mistakes or omissions in rendering services to our clients. However, we cannot be sure that these contractual provisions will protect us from liability for damages in the event we are sued. In addition, certain liabilities, such as claims of third parties for intellectual property infringement and breaches of data protection and security requirements, for which we may be required to indemnify our clients, could be substantial. The successful assertion of one or more large claims against us in amounts greater than those covered by our current insurance policies could materially and adversely affect our business, financial condition and results of operations. Even if such assertions against us are unsuccessful, we may incur reputational harm and substantial legal fees. In addition, a failure or inability to meet a contractual requirement could seriously damage our corporate reputation and limit our ability to attract new business.
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
Historically, we have focused on developing industry expertise and deep client relationships in a limited number of industry verticals. As a result, a substantial portion of our revenue has been generated by clients operating in the payments, banking and capital markets, or BCM, and the technology, media and telecommunications, or TMT, verticals. Of these verticals, Payments constituted 18.7%, 24.1% and 29.2%, BCM constituted 19.7%, 14.9% and 16.2%, and TMT constituted 19.0%, 22.8% and 21.9% of our revenue for the fiscal years ended June 30, 2025, 2024 and 2023, respectively. Our business growth largely depends on continued demand for our services from clients in these verticals, and any slowdown or decline in spend on technology services in these verticals could result in a decrease in the demand for our services and impact our revenue. For example, during the fiscal year ended June 30, 2025, our Payments clients demonstrated a cautious view on the macro-environment, resulting in a slower release of IT budgets and delays to transformation projects.

We have also begun expanding our business into other verticals, such as consumer products, healthcare, mobility, insurance and retail. However, we have less experience in these verticals and there can be no assurance that we will be successful in penetrating these verticals. There may be competitors in these verticals that may be entrenched and difficult to dislodge. As a result of these and other factors, including increased spending controls by companies due to global economic conditions, our efforts to expand our client base may be expensive and may not succeed, and we therefore may be unable to grow our revenue. Failure to further penetrate our existing industry verticals or expand our client base in new verticals may materially and adversely affect our revenue, financial condition and results of operations. Other developments, including impacts from the current period of economic uncertainty, the escalation of geopolitical tensions, including the Russia-Ukraine war and the ongoing conflict in the Middle East and other unfavorable global economic conditions including disruptions to trade and commerce, in the industries in which we operate may also lead to a decline in the demand for our services, and we may not be able to successfully anticipate and prepare for any such changes. For example, consolidation or acquisitions in the industry, particularly involving our clients, may adversely affect our business. Our existing and potential clients may experience rapid changes in their prospects, substantial price competition and pressure on their profitability. This, in turn, may result in increasing pressure on us to lower our prices, which could adversely affect our revenue, results of operations and financial condition.
We are dependent on our existing client base and our ability to retain such clients.
A significant percentage of our revenue comes from our existing client base. For example, over the last five fiscal years, 90.7% of our annual revenue, on average, came from clients who purchased services from us during the prior fiscal year. Additionally, during the fiscal years ended June 30, 2025, 2024 and 2023, our 10 largest clients accounted for 36.2%, 32.5% and 32.8% of our revenue, respectively. However, the volume of work performed for a specific client is likely to vary from year to year, especially since we generally do not have long-term commitments from our clients and are often not our clients’ exclusive technology services provider. A major client in one year may not provide the same level of revenue for us in any subsequent years. Further, one or more of our significant clients could be acquired and there can be no assurance that the acquirer would choose to use our services to the same degree as previously, if at all. For example, one of our large TMT clients was acquired during the fiscal year ended June 30, 2025, following which the acquirer shut down a previously commenced project. In particular, some of our clients are owned by private equity firms and are, therefore, inherently more likely to be sold at some point in the future.
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
Additionally, if our existing client base, notably our largest clients, are adversely impacted by current or future adverse global economic or geopolitical conditions and disruptions to trade, commerce, pricing stability, credit availability and supply chain continuity, then we may experience a decrease in demand, delays in payment or postponement of projects, which could have a material adverse effect on our business, results of operations and financial condition.
We use AI tools in our operations, which may result in significant operational challenges, liability and reputational harm.

We use a range of AI tools in our operations, including both generative and agentic AI, and expect to continue to do so in the future. We may also use AI tools to generate code that is incorporated into client deliverables or to automate elements of a delivery process. If we are unable to use AI tools, it could make our business less efficient and result in competitive disadvantages.

Generative AI refers to AI technology that creates new content (such as text, audio, data, images, video, software code), which we collectively refer to as Output, by leveraging content that the technology was trained on (e.g., through machine learning) in response to prompts submitted by a user, which we refer to as Prompts. Generative AI provides significant opportunities for new and efficient forms of content development, across a wide range of applications. Agentic AI refers to autonomous or semi-autonomous AI agents that can plan, decide and execute multi-step tasks with limited human oversight, often utilizing external software or other AI agents to achieve a defined goal. The adoption of agentic AI creates a distinct additional layer of risk. As agents can iterate and call external tools without direct human intervention, they may take unanticipated actions, generate unauthorized code paths or initiate transactions that breach client policies, regulatory requirements or our internal controls, potentially exposing us to downstream liability even where no employee acted intentionally. An error introduced early in an agent’s chain of actions can propagate through successive steps, amplifying operational, security or quality defects before they are detected. In addition, agentic workflows typically rely on tool or API orchestration and persistent memory, features that enlarge the attack surface for prompt injection, malicious tool substitution or model poisoning attacks, thereby increasing the likelihood of data exfiltration or large-scale vulnerability insertion.
Moreover, where an AI agent makes an autonomous decision it can be difficult to determine who, if anyone, exercised sufficient control to bear legal responsibility, complicating contractual indemnities, insurance cover and professional liability analyses. The dynamic planning modules that underpin agentic AI may not yield a stable artefact that auditors can reproduce, making it harder to evidence compliance with transparency obligations or to defend our position in litigation. Finally, some clients prohibit autonomous code generation or require explicit disclosure of agentic methods; inadvertent use of such technology could therefore trigger breach of contract claims or indemnity demands.
In addition, we have little or no insight into the third-party content and materials used to train the AI tools or LLMs, or the extent of the original works which remain in the Output. As a result, we and our clients may face claims from third parties alleging infringement of their intellectual property rights, or infringement of open source licenses or other license terms. Open source licenses have various conditions on the use of the source code, ranging from notice and attribution requirements to other more onerous provisions, such as an obligation to make any proprietary code linking to or derived from such open source code available under the same license terms, which could have significant implications for our and our clients’ proprietary code. See also the risk factor titled “We incorporate third-party open source software into our client deliverables and our failure to comply with the terms of the underlying open source software licenses could adversely impact our clients and create potential liability.” We and our clients could also be subject to claims from the providers of the AI tools if the use of the Output or the tool is inconsistent with, or in breach of, the terms of use. Any of these claims could result in legal proceedings and liability for us or our clients and could require us or our clients to purchase a costly license, comply with the requirements of open source software license terms, limit or cease using the Output unless and until such Output is re-engineered to avoid infringement, or change the use of, or remove, the implicated Output. As a result, clients may seek to recover from us by way of IP indemnification claims or other contractual claims, any damages or costs that they have incurred as a result of claims from the providers of AI tools. Our use of AI tools for software development may also present additional security risks because the generated source code may have been modelled from publicly available code, or otherwise not be subject to our internal controls. There is also a risk that “bad actors” may intend to influence training models to incorporate latent security issues, trojans, malware, or “inorganic” results in Outputs. Unlike open source software which typically involves community oversight and review of contributions to open source projects or other community-driven code, AI tools may not have the same oversight and review, increasing the risk of any widespread vulnerability or influence of algorithmic output by those with intentions that are against the interest of users or entire groups of users. Our personnel may also forget to obtain client consent to incorporate code generated using AI tools into client deliverables or may operate in violation of client policy by taking shortcuts and using AI tools without authorization.

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
Our use of AI tools may be subject to certain AI and privacy obligations, which may result in impacts to our operations, administrative fines, liability, and reputational harm.
The business, legal and ethical landscape regarding generative and agentic AI, and its commercialization and regulation is unsettled and constantly evolving. Uncertainty in the legal regulatory regime relating to AI may require significant resources to modify and maintain business practices to comply with relevant U.S. and non-U.S. laws. Several jurisdictions around the globe, including Europe and certain U.S. states, have already proposed or enacted laws governing AI and we expect other jurisdictions will adopt similar laws. For example, on August 1, 2024, the EU AI Act came into force, imposing onerous obligations that will become applicable in a phased manner. Some of the obligations relate to the use of certain AI-related systems and which may require us to change our business practices to comply with such obligations. If services we have developed or deployed fall within the “high-risk” category or are repurposed by our clients such that they are then considered a “high-risk” AI system, we could become subject to additional obligations under the EU AI Act, including conformity assessments, logging, human oversight and incident reporting obligations. As a result, we may be required over the next few years to adapt our approach to software development to ensure that we are in a position to comply with applicable obligations. If we are found liable under the EU AI Act for non-compliance, we may be subject to legal liability, regulatory fines or penalties, and/or reputational harm. In addition, under the EU AI Act certain AI systems are deemed to present an unacceptable risk and are classified as “prohibited” AI systems on the basis that they pose an unacceptable health or safety risk or a risk to the fundamental rights of EU citizens. Our use, deployment or development of AI systems could be deemed a prohibited AI system under the EU AI Act. If we fail to have processes in place that enable us to identify “prohibited” AI systems, and we consequently provide products or services that are deemed prohibited under the EU AI Act, we may be subject to legal liability, regulatory fines or penalties, and/or reputational harm, and may have to change our operations and/or business model. Moreover, if regulatory restrictions prevent us from deploying AI systems we have developed, whether for internal use or for client offerings, it could increase our costs and adversely affect our financial condition.
While we have implemented policies to govern the use of AI tools by our personnel and any other person in the performance of services for our Company, the use of AI in aspects of our business may present material risks and challenges that could increase as AI tools become more prevalent.
Recent decisions of the U.S. Copyright Office suggest that we would not be able to claim copyright ownership in any Output or code generated by agentic AI, and the availability of such protection in other countries is unclear. In the United Kingdom, copyright law may protect works generated by a computer where there is no human creator, however to date there has been no judicial treatment of these computer-generated work considerations in the context of AI. Therefore, even in jurisdictions where copyright protection may be extended to AI-generated works, the ownership of any Outputs generated using AI tools may be subject to legal challenge. As a result, we may not be the legal owner of the Output, which in turn is likely to prevent or limit our ability and the ability of our clients to enforce our respective rights in the Output or mean that both our clients and us are unable to prevent others from copying it or reusing it, or unable to stop the provider of the AI tool from providing identical Outputs to third parties. The AI tool’s terms of service may also declare that the provider of the AI tool owns the Outputs, or that it retains a broad right to re-use the Outputs beyond the right to use the Outputs (and the Prompts) to train the AI tool.

We also face risks in respect of any personal data or confidential or proprietary information of the company which may be included in any Prompts. Whilst some AI tool operators offer an “enterprise” or “business” version with more client-favorable confidentiality and security provisions, free-to-use AI tools do not typically have confidentiality or security obligations with respect to Prompts or Outputs. As a result, if our confidential or proprietary information, or information of a third party to which we have an obligation to keep confidential or which is proprietary to such third party, is included in the Prompt provided to the AI tool, the AI tool might disclose or reuse such confidential or proprietary information, including re-creating the Output to others, or using the information as training data for its AI model, and we may not have the ability to prevent the AI tool from doing so or be aware of any changes in the AI tool operator’s practices or terms and conditions allowing any such use. Additionally, there is the risk of personal data being included in a Prompt, which could result in such personal data being inappropriately transferred or processed. This could result in a breach of our obligations under applicable data protection laws, or contracts with our clients or other third parties, which could put us at risk of a fine from the relevant regulator and/or a claim for damages. For further information of data protection breaches and fines, see the risk factor titled “We are subject to stringent and evolving laws, regulations, rules, self-regulatory standards, policies, contractual obligations, and other obligations related to data privacy and security, including in the European Union and the United Kingdom, where we have material operations. Our actual or perceived failure to comply with such obligations could expose us to regulatory investigations or actions, litigation, fines and penalties or other financial liabilities, disruption of our business operations, reputational harm, loss of revenue or profit, loss of clients or sales and/or adversely affect our ability to conduct our business.”
If we do not continue to innovate and remain at the forefront of emerging technologies and related market trends, we may lose clients and not remain competitive.
The technology services industry is competitive and continuously evolving and is subject to rapidly changing demands and constant technological developments. As a result, success and performance metrics are difficult to predict and measure in our industry. Our success depends on delivering innovative solutions that leverage emerging technologies and emerging market trends to drive increased revenue. Technological advances and innovation are constant in the technology services industry. As a result, we must continue to invest significant resources to stay abreast of technology developments so that we may continue to deliver solutions that our clients will wish to purchase. If we are unable to anticipate technology developments, enhance our existing services or develop and introduce new services to keep pace with such changes and meet changing client needs, we may lose clients and our revenue and results of operations could suffer. If we are unable to clearly identify and articulate the skillsets required by clients for emerging market technologies, we may be unable to meet the evolution of such demands in a timely manner, due to a necessary lack of skills and expertise in our current workforce. Furthermore, our clients may be slow to adapt to emerging technologies or invest in technology services in light of evolving industry trends. For example, in light of the recent advancements in AI, clients have realized that they will need to do significant internal preparatory work prior to implementing new or enhanced systems, which has delayed decision making by our clients and which has impacted, and may continue to impact, our financial performance.
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
We have experienced, and may in the future experience, a long selling cycle with respect to certain projects that require significant investment of human resources and time by both our clients and us. Before committing to use our services, potential clients may require us to expend substantial time and resources educating them on the value of our services and our ability to meet their requirements. For example, in connection with the increased prevalence of our AI-based offerings, we have observed longer selling cycles as clients seek to validate and prepare for such projects, which has delayed decision making by our clients and has impacted, and may continue to impact, our financial performance. Therefore, our selling cycle is subject to many risks and delays over which we have little or no control, including our clients’ decision to choose alternatives to our services (such as other technology and IT service providers or in-house resources) and the timing of our clients’ budget cycles and approval processes. If our sales cycle unexpectedly lengthens for one or more projects, it would negatively affect the timing of our revenue and hinder our revenue growth. For certain clients, we may begin work and incur costs prior to executing the contract. A delay in our ability to obtain a signed agreement or other persuasive evidence of an arrangement, or to complete certain contract requirements in a particular quarter, could reduce our revenue in that quarter or render us entirely unable to collect payment for work already performed.
Implementing our services also involves a significant commitment of resources over an extended period of time from both our clients and us. Our clients may experience delays in obtaining internal approvals or delays associated with technology, thereby further delaying the implementation process. Our current and future clients may not be willing or able to invest the time and resources necessary to implement our services, and we may fail to close sales with potential clients to which we have devoted significant time and resources. Any significant failure to generate revenue or delays in recognizing revenue after incurring costs related to our sales or services process could materially and adversely affect our business. In addition, it is possible that our current and future clients will try to reduce their investment and dependency on human resources, and, in turn, us, by adopting AI initiatives themselves. We may therefore incur additional costs in delivering these specific AI or ML environments, specific to each client or prospective client, which may also negatively affect future revenue.
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
•our ability to win new engagements for our services; and
•our need to devote time and resources to training, professional development and other activities that cannot be billed to our clients.

Our revenue could also suffer if we misjudge demand patterns, including as a result of uncertainties related to disruptions to trade, commerce, pricing stability, credit availability, supply chain continuity, global public health pandemics, the Russia-Ukraine conflict and any other global economic and geopolitical conditions and do not recruit or sustain sufficient employees to satisfy demand. Employee shortages could prevent us from completing our contractual commitments in a timely manner and cause us to lose contracts or clients. Further, to the extent that we lack or fail to sustain sufficient employees with lower levels of seniority and daily or hourly rates, we may be required to deploy more senior employees with higher rates on projects without the ability to pass such higher rates along to our clients, which could adversely affect our profit margin and profitability.
Our results of operations may be negatively impacted by the military conflict between Russia and Ukraine.

The military conflict between Russia and Ukraine and related sanctions have resulted and could continue to result in disruptions to trade, commerce, pricing stability, credit availability and supply chain continuity in both Europe and globally, and has introduced significant uncertainty into global markets.

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

The technology industry generally experiences a significant rate of turnover of its workforce. Accordingly, we monitor our attrition rate throughout the year, with a target of being lower than 15% on a rolling 12-month basis. At the end of fiscal year 2025, our attrition rate was 15.2% compared to 13.1% at the end of fiscal year 2023. Failure to retain highly skilled IT professionals could have a material adverse effect on our business, results of operations and financial condition. In certain jurisdictions, including Romania, we receive grants or tax incentives in connection with our headcount growth, and if we fail to maintain or increase our headcount at the required level, we may lose any such grants or incentives which would increase our costs and decrease our operating margin. Additionally, the recent decline in demand for our services from certain clients may also result in reduced motivation and job satisfaction for remaining employees that are affected, which may impact our ability to motivate and retain talented

IT professionals. If we continue to experience an increase in employee attrition, we may struggle to replace them, which may negatively impact our ability to scale up and deliver innovative, high-quality results as the market stabilizes and demand for our services increases.
We face intense competition.
The market for technology and IT services is intensely competitive, highly fragmented and subject to rapid change and evolving industry standards and we expect competition to intensify. We believe that the principal competitive factors that we face are the ability to innovate; technical expertise, including AI-enabled innovations, combined with industry knowledge; end-to-end solution offerings; the ability to effectively incorporate rapidly emerging technologies, such as AI technology (including AI tools), in our operations and service offering; delivery locations; price; reputation and track record for high-quality and on-time delivery of work; effective employee recruiting; training and retention; responsiveness to clients’ business needs; scale; and financial stability.

Our primary competitors include next-generation digital IT service providers, such as Globant S.A., EPAM Systems, Grid Dynamics and Thoughtworks, digital agencies and consulting companies, such as Ideo, McKinsey & Company and Publicis Sapient, global consulting and traditional IT services companies, such as Accenture PLC, Capgemini SE, Cognizant Technology Solutions Corporation and Tata Consultancy Services Limited, and in-house development by our clients of their technology and IT capabilities. Many of our competitors have substantially greater financial, technical and marketing resources and better name recognition than we do. As a result, they may be able to compete more aggressively on pricing or devote greater resources to the development and promotion of technology and IT services. Companies based in some emerging markets also present significant price competition due to their competitive cost structures and tax advantages.

In addition, there are relatively few barriers to entry into our markets and we have faced, and expect to continue to face, competition from new market entrants. Further, there is a risk that our clients may elect to increase their internal resources or use AI solutions to produce code and enhance efficiencies to satisfy their service needs as opposed to relying on a third-party service provider, such as us. In particular, in the past 12 months, there has been the emergence of sophisticated “software engineering agents” that could be used to undertake work that we currently undertake for our clients. The technology services industry may also undergo consolidation, which may result in increased competition in our target markets from larger firms that may have substantially greater financial, marketing or technical resources, may be able to respond more quickly to new technologies or processes and changes in client demands, and may be able to devote greater resources to the development, promotion and sale of their services than we can. Increased competition could also result in price reductions, reduced operating margins and loss of our market share. We cannot be certain that we will be able to compete successfully with existing or new competitors or that competitive pressures will not materially and adversely affect our business, results of operations and financial condition.
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
If any of our senior management team or key employees joins a competitor or forms a competing company, we may lose clients, suppliers, know-how and IT professionals and staff members to them. Also, if any of our sales executives or other sales personnel, who generally maintain close relationships with our clients, joins a competitor or forms a competing company, we may lose clients to that company, and our revenue may be materially and adversely affected. Additionally, there could be unauthorized disclosure or use of our technical knowledge, business practices or procedures by such personnel. Any non-competition, non-solicitation or non-disclosure agreements we have with our senior executives or key employees might not provide effective protection to us in light of legal uncertainties associated with the enforceability of such agreements.
Our business may suffer if we fail to identify and acquire appropriate acquisition targets, and recently completed and potential future acquisitions could prove difficult to integrate or may disrupt our business, dilute shareholder value, strain our resources or otherwise adversely affect our business, financial condition or results of operations.

We have completed numerous business acquisitions, which have contributed to our revenue and headcount growth, and we plan to continue selectively pursuing acquisitions going forward. If in the future there is a lack of supply of businesses available for acquisition that satisfy our criteria, or we fail to successfully acquire such businesses, this may negatively impact our growth targets and progress on strategic goals.

Additionally, we may pursue additional acquisition opportunities to enhance our capabilities, client base, geographic reach, country and industry diversification, financial performance and other factors. Realizing the benefits of acquisitions depends in part on the successful integration of operations and personnel. Integrating the operations of acquired businesses successfully or otherwise realizing any of the anticipated benefits of acquisitions, including anticipated cost savings and additional revenue opportunities, is complex and time-consuming and involves a number of potential challenges. These include the effective and timely alignment of the acquired entity’s processes and systems with ours, arranging an external audit of these acquired entities conducted by a reputable independent accounting firm, reviewing the appropriateness of the acquired entities’ key accounting policies, developing accounting systems, and ensuring that appropriate internal controls over these accounting systems are introduced to eventually operate in a regulated SOX environment. The failure to meet these integration challenges could delay full integration of the newly acquired businesses and could seriously harm our financial condition and results of operations.

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
We can offer no assurance that any acquired businesses will prove to be successful and accretive to shareholder value. Among other negative effects, our pursuit of such business opportunities could reduce operating margins, require more working capital, reduce interest income or create interest costs, subject us to additional laws and regulations and materially and adversely affect our business, financial condition, cash flows or results of operations.
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
•controlling costs;
•accurately forecasting the number of IT professionals required to complete contracted services, including their skills and seniority, and ensuring that we have adequate employees available to be allocated such work;
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

In February 2023, we entered into a new Multicurrency Revolving Facility Agreement, or the Facility Agreement, with National Westminster Bank plc as agent, or the Agent, HSBC UK Bank plc, DNB (UK) Limited, Keybank National Association, Banco Bilbao Vizcaya Argentaria, S.A., London Branch and Fifth Third Bank, National Association as mandated lead arrangers, bookrunners and original lenders, providing for an unsecured revolving credit facility in the amount of £350.0 million, or the Facility, with an initial term of three years. The Facility Agreement also provides for an uncommitted accordion option for up to an aggregate of £150.0 million in additional borrowing. The term of £255.0 million of the Facility has subsequently been extended by two years, and the term of £95.0 million of the Facility has subsequently been extended by one year. As of June 30, 2025, an amount of £180.9 million is outstanding under the Facility.
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

Under the terms of the Facility Agreement, we are required to comply with net leverage ratio and interest coverage covenants. Our ability to meet these ratios and covenants can be affected by events beyond our control and we may not meet these ratios and covenants. A failure by us to comply with the ratios or covenants contained in the Facility Agreement could result in an event of default, which could adversely affect our ability to respond to changes in our business and manage our operations. Upon the occurrence of an event of default, including the occurrence of a material adverse change, the lenders could elect to declare any amounts outstanding to be due and payable and exercise other remedies as set forth in the Facility Agreement. If any indebtedness under our Facility were to be accelerated, our future financial condition could be materially and adversely affected.

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
Our clients generally do not have any long-term commitments to us. Many of our clients can terminate our master services agreements and work orders with or without cause, in some cases with only to 30 days’ prior notice or less. Although a substantial majority of our revenue is generated from existing clients, our engagements with our clients are typically for projects that are singular in nature. In addition, large and complex projects may involve multiple engagements or stages, and a client may choose not to retain us for all or additional stages or may cancel or delay planned engagements. Therefore, we must seek to obtain new engagements when our current engagements are successfully completed or are terminated as well as maintain relationships with existing clients and secure new clients to maintain and expand our business.
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
Legislation enacted in certain European jurisdictions and any future legislation in Europe or any other country in which we have clients that restricts the performance of services from an offshore location could also materially and adversely affect our business, financial condition and results of operations. For example, legislation enacted in the United Kingdom, based on the 1977 EC Acquired Rights Directive, has been adopted in some form by some European Union countries, and provides that if a company outsources all or part of its business to an IT services provider or changes its current IT services provider, the affected employees of the company or of the previous IT services provider may automatically transfer to the new IT services provider, generally on the same terms and conditions as their original employment. In addition, dismissals of employees who were employed by the company or the previous IT services provider immediately prior to that transfer are generally considered automatically unfair dismissals that entitle such employees to compensation. As a result, in order to avoid unfair dismissal claims, we may have to offer, and become liable for, voluntary redundancy payments to the employees of outgoing service providers or of our clients who outsource business to us in the United Kingdom and other European Union countries who have adopted similar laws. Furthermore, this legislation could result in our employees automatically transferring to a competitor, if an existing Endava client were to choose to change service providers. This legislation could materially affect our ability to obtain new business from companies in the United Kingdom and European Union and to provide outsourced services to companies in the United Kingdom and European Union in a cost-effective manner.
Compliance efforts can be expensive and burdensome, and, we could be subject to regulatory investigations and orders, significant fines and penalties, mitigation and breach notification expenses, private litigation and contractual damages, corrective action plans and related regulatory oversight and reputational harm.
Governments and industry organizations may also adopt new laws, regulations or requirements, or make changes to existing laws or regulations, that could impact the demand for, or value of, our services and/or workforce management. For example, the U.K. Employment Rights Bill (currently before Parliament), when adopted, will result in significant changes to U.K. employment law. This includes, among other things, potential changes to unfair dismissal and collective redundancy laws. These legislative changes are expected to make it more difficult and costly for the company to dismiss employees and increase litigation risks. Furthermore, the bill will give trade unions the right to request access to the workplace to recruit and organize employees, and facilitates the process for trade union recognition. There can be no assurance that our non-unionized employees will not become members of a union or become covered by a collective bargaining agreement, If we are unable to adapt the solutions we deliver to our clients to changing legal and regulatory standards or other requirements in a timely manner, or if our solutions fail to allow our clients to comply with applicable laws and regulations, our clients may lose confidence in our services and could switch to services offered by our competitors, or threaten or bring legal actions against us.
We have significant fixed costs related to leased facilities and may incur additional expense as we adapt our facilities in response to our transition to a hybrid working model.
We have made and continue to make significant contractual commitments related to our leased facilities. The total lease related expense (net of any related gains and income) included in our financial statements for the 2025 fiscal year was £16.6 million, and we are contractually committed to £15.4 million in such lease expenses for the 2026 fiscal year. These expenses will have a significant impact on our fixed costs, and if we are unable to grow our business and revenue proportionately, or if we are unable to renegotiate these leases, our operating results may be negatively affected.
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
We may also be unable to negotiate lease termination agreements on acceptable terms, due to unexpectedly high costs or otherwise. Accordingly, in such cases we may seek to assign leases and retain contingent liability for rent and other lease obligations. Such arrangements may result in rent payments received from subtenants being less than our rent obligations under the leases. Under these circumstances, we would be responsible for any shortfall. In addition, continuing liabilities and obligations under assigned or subleased properties could result in expenses in future periods, which could adversely affect our results of operations in those periods.
Our ability to expand our business and procure new contracts or enter into beneficial business arrangements could be affected to the extent we enter into agreements with clients containing non-competition clauses.
We are a party to a small number of agreements with clients that restrict our ability to perform similar services for such clients’ competitors. We may in the future enter into agreements with clients that restrict our ability to accept assignments from, or render similar services to, those clients’ clients, require us to obtain our clients’ prior written consent to provide services to their clients or restrict our ability to compete with our clients, or bid for or accept any assignment for which those clients are bidding or negotiating. These restrictions may hamper our ability to compete for and provide services to other clients in a specific industry in which we have expertise and could materially and adversely affect our business, financial condition and results of operations.
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
Our success also depends in part on certain methodologies, practices, tools and technical expertise our company utilizes in designing, developing, implementing and maintaining applications and other proprietary intellectual property rights. In order to protect our intellectual property rights, we rely upon a combination of nondisclosure and other contractual arrangements as well as trade secret, copyright, patent and trademark laws. We consider proprietary trade secrets and confidential know-how to be important to our business. However, trade secrets and confidential know-how are difficult to maintain as confidential. To protect this type of information against disclosure or appropriation by competitors, our policy is to require our employees, consultants, contractors and advisors to enter into confidentiality agreements with us. We also seek to preserve the integrity and confidentiality of our data, trade secrets and know-how by maintaining physical security of our premises and physical and electronic security of our information technology systems and data. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary technologies are or will be effective. We cannot guarantee that our trade secrets and other proprietary and confidential information will not be disclosed or that competitors will not otherwise gain access to our trade secrets. Current or former employees, consultants, contractors and advisers may unintentionally or willfully disclose our confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Enforcing a claim that a third party illegally obtained and used trade secrets and/or confidential know-how is expensive, time consuming, unpredictable and may vary from jurisdiction to jurisdiction. Furthermore, if a competitor lawfully obtained or independently developed any of our trade secrets, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position. If the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating the trade secret.
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
Our success largely depends on our ability to use and develop our technology, tools, code, methodologies and services without infringing the intellectual property rights of third parties, including patents, copyrights, trade secrets and trademarks. We may be subject to litigation involving claims of patent infringement or violation of other intellectual property rights of third parties. Parties making infringement claims may be able to obtain an injunction to prevent us from delivering our services or using technology involving the allegedly infringing intellectual property. A successful infringement claim against us, whether with or without merit, could, among other things, require us to pay substantial damages, develop substitute non-infringing technology, or rebrand our name or enter into royalty or license agreements that may not be available on acceptable terms, if at all, and would require us to cease making, licensing or using products that have infringed a third party’s intellectual property rights. Protracted litigation could also result in existing or potential clients deferring or limiting their purchase or use of our services until resolution of such litigation, or could require us to indemnify our clients against infringement claims in certain instances. Any intellectual property claim or litigation, whether we ultimately win or lose, could damage our reputation and materially and adversely affect our business, financial condition and results of operations.
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
We are, and may from time to time become, subject to litigation and various legal proceedings, including litigation and proceedings related to employment matters, intellectual property matters, commercial disputes, antitrust and privacy and consumer protection laws, as well as securities class actions, derivative suits or other securities-related legal actions and other matters. For example, in August 2024, we and certain of our directors and officers were named in a putative class action lawsuit alleging violation of the federal securities laws for allegedly making materially false or misleading statements. The class action lawsuit remains pending, and we may be the target of additional litigation of this type in the future. For additional information, see “Legal Proceedings” in Part A, Item 8.

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

European countries have imposed strict laws, regulations, directives and requirements for processing personal data, such as the European Union’s General Data Protection Regulation, or EU GDPR, and the United Kingdom’s General Data Protection Regulation, or U.K. GDPR, and the Privacy and Electronic Communications Directive 2002/58/EC, or ePrivacy Directive. For example, both the EU GDPR and/or the U.K. GDPR, together referred to as GDPR, require companies to offer individuals certain rights over their personal data (such as the right to be forgotten), impose additional data breach notification requirements, requires companies to appoint data protection officers in certain circumstances, and impose additional recordkeeping obligations, in addition to other requirements. Penalties under these laws (and others) can be severe. In particular, under the GDPR we may face temporary or definitive bans on data processing and other corrective actions that could materially and adversely impact our operations and ability to do business; fines of up to 20 million Euros or 17.5 million pounds (under the EU GDPR and the U.K. GDPR, respectively) or 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal data brought by individual data subjects or groups of data subjects or consumer protection organizations authorized at law to represent their interests. Developments and changes in privacy and data security laws in the European Union and United Kingdom, including to the EU GDPR, U.K. GDPR, ePrivacy Directive, and EU or U.K. data breach laws, may more materially affect our operations than developments or changes to such laws in other jurisdictions because the majority of our operations (including employees) are based in the EU and U.K., we are headquartered in the United Kingdom, and we serve clients across Europe. Additionally, we may be subject to various privacy laws in the jurisdictions where we operate, including Australian privacy laws, such as the Privacy Act of 1988, as well as Canada’s Personal Information Protection and Electronic Documents Act, or PIPEDA, and

various related provincial laws, as well as Canada’s Anti-Spam Legislation, or CASL. We also have operations in Asia, and may be subject to new and emerging data privacy regimes in the region, including Singapore’s Personal Data Protection Act or Vietnam Decree No. 13/2023/ND-CP on the Protection of Personal Data. The Digital Personal Data Protection Act, 2023 has been published in India and although an effective date has not yet been set by the government, we may need to undertake substantial changes to our approach to international data transfers, data processing and compliance once it is enforced in the region.

The European Union, United Kingdom and other jurisdictions have enacted laws requiring data to be localized, heavily conditioning or limiting the transfer of personal data to other countries. We may be unable to transfer personal data from Europe and other jurisdictions to different countries due to data localization laws, regulations, requirements or limitations on cross-border data flows. Although there are various mechanisms that may be used in some cases to lawfully transfer personal data from the United Kingdom, Europe and other jurisdictions to the different countries, these mechanisms are subject to legal challenges and may not be available to us. A prohibition or material limitation on our ability to transfer personal data to other countries could materially and adversely impact our business operations. In particular, on July 10, 2023, the European Commission adopted an adequacy decision for the new EU-U.S. Data Privacy Framework, which facilitates international transfers of personal data between the European Union and the United States, for companies that choose to self-certify with the framework and comply with its principles. However, the EU-U.S. Data Privacy Framework is expected to be subject to legal challenges and could be withdrawn if, for example, it is deemed not to provide an adequate level of protection to EU individuals. It is unclear how data transfers to and from the United States and the European Union will be regulated in the long term, which measures must be put in place for onward transfers to and from the United States and the European Union, and whether or not the EU-U.S. Data Privacy Framework will provide a long-term solution to managing flows of personal data between the European Union and the United States. The United States and the United Kingdom implemented a similar transfer mechanism for data transfers from the United Kingdom to the United States, which may also be subject to legal challenges, and there is no assurance that we will satisfy or rely on this measure to lawfully transfer personal data to the United States.

Although there are currently various mechanisms that may be used to transfer personal data from Europe or the United Kingdom to third-countries, these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to such countries or recipients. Other jurisdictions are increasingly adopting similarly stringent data localization and cross-border data transfer laws. In addition, such laws may be stringently interpreted by regulators. If there is no lawful manner for us to transfer personal data from the United Kingdom, Europe or other jurisdictions to different countries, or if the requirements for a legally-compliant transfer are too onerous, we could face materially adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties, and injunctions against our processing or transferring of personal data necessary to operate our business. Notably, some European regulators have prevented companies from transferring personal data out of Europe for allegedly violating GDPR and the EU’s cross-border data transfer limitations. Additionally, some of our client contracts may require us to host personal data locally, and this further complicates our ability to transfer and process personal data in order to provide our services, operate and earn revenue.

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
Our use of AI tools is also subject to privacy and data security laws. For further information, see risk factor “We use AI tools in our operations, which may result in significant operational challenges, liability and reputational harm.”

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

In addition, certain of our customers who are financial entities may be subject to the EU’s Digital Operations Resilience Act, or DORA. We may become subject to increased compliance scrutiny as these customers flow down DORA obligations and may be bound by enhanced contractual obligations related to subcontracting, data protection, cyber security, training, audit by regulators and financial entities, reporting, and termination assistance requirements.
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
Our performance and reputation could be adversely affected by increased and conflicting focus on and demands from clients, investors, employees and regulators with respect to environmental, social and governance issues, and we may be criticized or penalized for the timing, nature or scope of our ESG disclosures as regulatory standards evolve.
Expectations from our clients, investors, employees, and regulators regarding our environmental, social, and governance, or ESG, strategy and commitments continue to evolve. As investor policy and public sentiment changes, and regulations and legislation and presidential executive orders related to ESG disclosure and initiatives are adopted or suspended regionally and globally, our compliance obligations may not be aligned with investor, political, or legal support for or opposition to ESG investments, programs, and disclosure. Failure to invest in and comply with ESG initiatives and regulations could limit our access to certain markets, result in fines, or cause reputational harm. Likewise, our commitment to ESG policies and programs could similarly harm our business and reputation with investors, clients, and the public.

Some institutional investors and activist shareholders have begun to direct capital away from and bring litigation against corporations that are perceived as prioritizing ESG above profitability. However, many of our clients and potential clients, as well as certain market participants, including some major institutional investors and capital providers, use third-party benchmarks and scores to assess companies’ ESG profiles in making procurement, investment or voting decisions. Further, many of our employees and potential employees increasingly expect meaningful commitment to ESG initiatives in the workplace, including on social topics, such as human rights, diversity, responsible supply chain management, ethics, cybersecurity and privacy concerns, among others. Our actual or perceived ESG-related initiatives, policies or commitments and any failure to achieve or pursue them could result in unfavorable ESG ratings and/or negatively impact our reputation, and result in ESG-focused investors not purchasing and holding our ADSs, loss of business from ESG-focused clients and potential clients, and difficulty attracting and retaining talent. This could negatively impact our revenue, profitability, share price and our access to and cost of capital, or otherwise materially harm our business. We also risk divestment and challenges to corporate practices and policies if our ESG practices do not meet the expectations of our existing investors.
Standards for tracking and reporting ESG metrics, including as required by the SEC, the NYSE, various state governments, the European Union, the U.K. government and other regulators, continue to evolve and may change over time and may conflict across or within jurisdictions, or with consumer and investor expectations. Compliance with such regulation may require us to devote significant resources to developing, implementing, and monitoring policies and procedures. In addition, our processes and controls may not always comply with evolving standards for identifying, measuring, and reporting ESG metrics, including ESG-related disclosures that may be required or expected by regulation or industry norms, and such standards may change over time, which could result in significant revisions to our current goals, reported progress in achieving such goals or ability to achieve such goals in the future, as well as increased costs, internal controls, oversight obligations, potential liability and business disruptions. These regulations may also be subject to further modifications and legal challenges, creating uncertainty regarding our obligations and the associated costs.
Additionally, if we are unable to meet or are forced to change our ESG goals and objectives, we could also face scrutiny from certain constituencies related to the scope and nature of those goals or any revisions to those goals, and we may suffer reputational harm with stakeholders, including our investors, our clients, and current or potential employees.
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
Risks Related to Our Global Operations
Our revenue, margins, results of operations and financial condition may be materially and adversely affected if general economic conditions in Europe, the United States or the global economy worsen.

We derive a significant portion of our revenue from clients located in Europe and the United States. The technology services industry is particularly sensitive to the economic environment, and tends to decline during general economic downturns. If the U.S. or European economies continue to weaken or slow, including as a result of the Russia-Ukraine conflict, any impact of the ongoing conflict in the Middle East and related economic sanctions, or if the global economic slowdown persists or exacerbates, pricing for our services may be depressed and our clients may reduce or postpone their technology spending significantly, which may, in turn, lower the demand for our services and negatively affect our revenue and profitability. For example, in the fiscal year ended June 30, 2025, we experienced a slowing in demand for our services from clients in Europe due to a weakened economic outlook and global markets instability, and if this continues in the near to medium term, we may suffer declines in revenue and profitability. This may negatively impact investor perception of our company and could significantly impact our share price.

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

Economies in many regions in which we operate, including the United States and Europe, have experienced in recent financial years, or may experience, high rates of inflation. Periods of higher inflation may slow economic growth and significantly impact our results of operations. To the extent inflation causes costs to increase, including wages, rents, leases and employee benefit payments, such inflation may materially and adversely affect our financial results and business as it may erode our profitability. We may be unable to raise our prices in line with increased inflation and fail to pass on the costs of increased inflation to our clients. As a result, this may reduce our gross margins and profitability.
Fluctuations in currency exchange rates could materially and adversely affect our financial condition and results of operations.

We have operations in a number of countries, including Argentina, Australia, Austria, Bosnia & Herzegovina, Brazil, Bulgaria, Canada, Colombia, Croatia, Denmark, Germany, India, Ireland, Malaysia, Mexico, Moldova, the Netherlands, North Macedonia, Poland, Romania, Saudi Arabia, Serbia, Singapore, Slovenia, Switzerland, United Arab Emirates, the United Kingdom, the United States, Uruguay and Vietnam, and we serve clients across Europe, North America and the rest of the world, or RoW. As a result of the international scope of our operations, fluctuations in exchange rates, particularly between the British Pound, our reporting currency, and the Euro and U.S. dollar, may adversely affect us. Currency fluctuations related to the current geopolitical climate, notably in the United States since the beginning of 2025 but also, to a lesser degree, globally, had a significant impact on our financial results for the fiscal year ended June 30, 2025. In the fiscal year ended June 30, 2025, 29.3% of our sales were denominated in the British Pound, 43.4% of our sales were denominated in U.S. dollars, 19.2% were denominated in Euros and the balance were in other currencies. Conversely, during the same time period, 67.0% of our expenses were denominated in Euros (or in currencies that largely follow the Euro, including the RON) or U.S. dollars. As a result, strengthening of the Euro or U.S. dollar relative to the British Pound presents the most significant currency-related risk to us. Any significant fluctuations in currency exchange rates could have a material impact on our business.
Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and the price of our ADSs.

The global economy, including credit and financial markets, has experienced significant volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, fluctuations in unemployment rates, high levels of inflation and interest fluctuations, and uncertainty about economic stability, including as a result of the proposed implementation of tariffs under the new U.S. administration. Political tensions as a result of such trade policies could reduce trade volume, investment, technological exchange and other economic activities between major international economies, resulting in a material adverse effect on global economic conditions and the stability of global financial markets. Additionally, such changes may result in reduced or delayed spending on IT services by our existing clients, which could have a material adverse effect on our financial condition or results of operations.

Further, as a result of these political tensions, trade policies and other factors, our efforts to expand our business into other verticals, such as consumer products, healthcare, mobility, insurance and retail, may not succeed. Failure to further penetrate our existing industry verticals or expand our client base in new verticals may materially and adversely affect our revenue, financial condition and results of operations. Other developments, including impacts from the escalation of geopolitical tensions, including between Russia-Ukraine and China-Taiwan or in the Middle East, and other unfavorable global economic conditions, including disruptions to trade and commerce, in the industries in which we operate may also lead to a decline in the demand for our services, and we may not be able to successfully anticipate and prepare for any such changes.
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

As of June 30, 2025, approximately 40.6% of our employees work in nearshore delivery centers in European Union countries, 8.3% in delivery centers in South-East Asia, 11.2% in delivery centers in Latin America, and 11.2% in delivery centers in India. We have operations in 29 countries, and we serve clients globally. As a result, we may be subject to risks inherently associated with international operations. Our global operations expose us to numerous and sometimes conflicting legal, tax and regulatory requirements, and violations or unfavorable interpretation by the respective authorities of these regulations could harm our business. Risks associated with international operations include difficulties in enforcing contractual rights, potential difficulties in collecting accounts receivable, the burdens of complying with a wide variety of foreign laws, repatriation of earnings or capital and the risk of asset seizures by foreign governments, and difficulties in managing and staffing international operations, including the proper classification of independent contractors and other contingent workers, differing employer/employee relationships and local employment laws. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations. Such companies may have long-standing or well-established relationships with desired clients, which may put us at a competitive disadvantage. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. As a global company, our performance may also be affected by global economic conditions as well as rising geopolitical tensions, such as the Russia-Ukraine conflict, and other conditions with global reach. Our international expansion plans may not be successful and we may not be able to compete effectively in other countries. These factors could impede the success of our international expansion plans and limit our ability to compete effectively in other countries. Additionally, addressing the operational and other challenges posed by our international operations will require significant time and attention from management.
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
Many commercial laws and regulations in Central Europe and Latin America are relatively new and have been subject to limited interpretation. As a result, their application can be unpredictable. Government authorities have a high degree of discretion in certain countries in which we have operations and at times have exercised their discretion in ways that may be perceived as selective or arbitrary. These governments also have the power, in certain circumstances, to interfere with the performance of, nullify or terminate contracts. Selective or arbitrary actions have included withdrawal of licenses, sudden and unexpected tax audits, criminal prosecutions and civil actions. In this environment, our competitors could receive preferential treatment from the government, potentially giving them a competitive advantage, which may in turn materially and adversely affect our business, financial condition and results of operations.
Changes and uncertainties in the tax system in the countries in which we have operations could materially and adversely affect our financial condition and results of operations.
We conduct business globally and file income tax returns in multiple jurisdictions. Our consolidated effective income tax rate could be materially and adversely affected by several factors, including: changing tax laws, regulations and treaties, or the interpretation thereof; tax policy initiatives and reforms under consideration (such as those related to the Organization for Economic Co-Operation and Development’s, or OECD, Base Erosion and Profit Shifting, or BEPS, Project, the European Commission’s state aid investigations and other initiatives); the practices of tax authorities in jurisdictions in which we operate and jurisdictions in which our clients operate; the cancellation of or alteration to relevant tax incentive regimes; the resolution of issues arising from tax audits or examinations and any related interest or penalties. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid.
In particular, there have been significant changes to the taxation systems in Central European countries and also in Argentina and the United States in recent years as the authorities have gradually replaced or introduced new legislation regulating the application of major taxes such as corporate income tax, VAT, corporate property tax, personal income taxes and payroll taxes. In addition, the implementation of the new rules based on OECD proposals, commonly referred to as “BEPS 2.0,” have made and will continue to make important changes to the international tax system, including by allocating taxing rights in respect of certain profits of multinational enterprises above a fixed profit margin to the jurisdictions within which they carry on business (referred to as Pillar One) and imposing a minimum effective tax rate on certain multinational enterprises (referred to as Pillar Two), in each case subject to threshold rules. The Pillar Two rules (or core elements thereof) have been implemented, or are in the process of being implemented, in a number of jurisdictions in which we conduct business. Based on the applicable thresholds, we are within the scope of the Pillar Two rules, however, we do not currently expect such rules to have a material adverse impact on our effective tax rate or our financial position.

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

Challenges to the independent contractor status of certain personnel or those of our clients, or if additional requirements are placed on our engagement of independent contractors, we may face adverse business, financial, tax, legal and other consequences.
We retain certain of our workforce as independent contractors, which has increased due to our recent acquisitions. In addition, our clients are generally responsible for properly classifying the talent they engage. Some clients opt to classify talent as employees for certain work, while talent in many other cases are classified as independent contractors. There is significant uncertainty and unpredictability in the worker classification regulatory landscape and the application of worker classification laws, which are highly fact-sensitive, subject to divergent interpretations by various authorities, and regularly subject to further regulation, amendment, or re-interpretation. As a result, there is risk to us and our clients that independent contractors could be deemed to be misclassified under applicable law, including as a result of changes in offerings that we may introduce. In addition, while we have entered into various agreements with outside service providers to provide talent to our clients, which include a requirement that they properly classify their workforce, these third parties could fail to live up to their contractual obligations under those agreements.
If there is a change in law or regulation, such as the changes to the rules often referred to as “IR35” or the “off-payroll working rules” in the United Kingdom that took effect from April 2021, or the changes to the applicable tests for wage and hour laws in the United States under the Fair Labor Standards Act, or state-level laws in the United States, or if a government authority or court makes a determination with respect to the requirements for being an independent contractor that differs from our approach either generally or specifically against an independent contractor who works for us, then we could incur significant costs. These could include additional wage payments and penalties (including as to overtime pay obligations), increased employee benefits costs as well as withholding and other taxes (and potentially interest and penalties), and could apply to previous periods.
Furthermore, any such change in law or regulation or government or court determination could negatively impact how we structure our business and who we hire, which along with any increase in our costs, could materially and adversely affect our business, financial condition and results of operations and increase the difficulty in attracting and retaining personnel. Even if any new regulations do not directly impact our business, public perception may result in confusion about the standards to be applied when making an employment determination and cause clients to explore alternative arrangements to meet their talent needs. In addition, any developments or changes in the regulatory environment impacting worker classification and independent contractors may reduce the demand for independent contractors in one or more jurisdictions and have an adverse effect on our business, operating results, and financial condition.
Tax authorities may disagree with our positions and conclusions regarding certain tax positions, or may apply existing rules in an arbitrary or unforeseen manner, resulting in unanticipated costs, taxes or non-realization of expected benefits.
A tax authority may disagree with tax positions that we have taken, which could result in increased tax liabilities. For example, His Majesty’s Revenue & Customs, or HMRC, the U.S. Internal Revenue Service or another tax authority could challenge our allocation of income by tax jurisdiction and the amounts paid between our affiliated companies pursuant to our intercompany arrangements and transfer pricing policies, including methodologies for valuing developed technology and amounts paid with respect to our intellectual property development. If such a challenge or disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest, and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows, and lower overall profitability of our operations. Our financial statements could fail to reflect adequate reserves to cover such a contingency. For example, during the fiscal year ended June 30, 2024, HMRC initiated an inquiry into our claims relating to the U.K.’s Research and Development Expenditure Credit, or RDEC, program in relation to the fiscal year ended June 30, 2022. Our tax years from June 30, 2016 onward remain open to inspection by HMRC. The total value of these RDEC claims through the fiscal year ended June 30, 2025 is approximately £18.5 million, net of tax. As of June 30, 2025, no provision has been recorded in the consolidated financial statements related to this inquiry.
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
Although PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets, we believe we were not a PFIC for our 2024 tax year and we do not expect to be a PFIC for our current taxable year. However, our status as a PFIC is a fact-intensive determination made on an annual basis after the end of each taxable year, and we cannot provide any assurances regarding our PFIC status for the current, prior or future taxable years, and our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year. See “Taxation—U.S. Federal Income Tax Considerations for U.S. Holders—Passive Foreign Investment Company Rules” for a further discussion of the PFIC rules.
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
Certain countries in South Asia, Central Europe and Latin America are generally considered to be emerging markets, which are subject to rapid change and greater legal, economic and political risks than more established markets. Financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in South East Asia, Central Europe and Latin America and adversely affect the economy of the region. Political instability could result in a worsening overall economic situation, including capital flight and slowdown of investment and business activity. Current and future changes in governments of the countries in which we have or develop operations, as well as major policy shifts or lack of consensus between various branches of the government and powerful economic groups, could lead to political instability and disrupt or reverse political, economic and regulatory reforms, which could materially and adversely affect our business and operations in those countries. In addition, political and economic relations between certain of the countries in which we operate are complex, and recent conflicts have arisen between certain of their governments. Political, ethnic, religious, historical and other differences have, on occasion, given rise to tensions and, in certain cases, military conflicts among Central European, Latin American or South East Asian countries which can halt normal economic activity and disrupt the economies of neighboring regions. The emergence of new or escalated tensions in South East Asia, Central European or Latin American countries could further exacerbate tensions between such countries and the United Kingdom, the United States and the European Union, which may have a negative effect on their economy, our ability to develop or maintain our operations in those countries and our ability to attract and retain employees, any of which could materially and adversely affect our business and operations.
In addition, banking and other financial systems in certain countries in which we have operations are less developed and regulated than in some more developed markets, and legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent application. Banks in these regions often do not meet the banking standards of more developed markets, and the transparency of the banking sector lags behind international standards. Furthermore, in certain countries in which we operate, bank deposits made by corporate entities are generally either not insured or are insured only to specified limits. As a result, the banking sector remains subject to periodic instability. Another banking crisis, or the bankruptcy or insolvency of banks through which we receive or with which we hold funds may result in the loss of our deposits or adversely affect our ability to complete banking transactions in certain countries in which we have operations, which could materially and adversely affect our business and financial condition.
Wage inflation and other compensation expense for our IT professionals could adversely affect our financial results.
Wage costs for IT professionals in South East Asia, Central European, Latin American countries and in India are typically lower than comparable wage costs in more developed countries. However, wage costs in the technology services industry in these countries may increase at a faster rate than in the past and wage inflation for the IT industry may be higher than overall wage inflation within these countries. We may need to increase the levels of employee compensation more rapidly than in the past to remain competitive, and we may not be able to pass on these increased costs to our clients. In addition, we have observed increased wage expectations on a global scale due to inflation and adverse global economic conditions. Such wage expectations could create challenges for our recruiting efforts in light of profitability considerations and margin expectations. Unless we are able to continue to increase the efficiency and productivity of our employees as well as the prices we can charge for our services, wage inflation may materially and adversely affect our financial condition and results of operations.

In the future, in certain locations, we may be required to report on and remedy any gender pay gaps identified, resulting in wage pressure in such locations. This includes the EU’s Equal Pay and Pay Transparency Directive, or the Directive, which EU Member States must implement by June 1, 2026. Under this Directive, employers with 100 or more employees must report on gender pay gap on various types of remuneration (including complementary and variable pay) across categories of workers who perform either the same work or work of “equal value”. Based on current headcounts, we would be subject to such reporting obligations in several Central and Eastern European locations, Germany and potentially Sweden. In the event that our gender pay gap reports identify any gaps that are not based on objective and gender-neutral factors, the business would need to remedy the situation within a “reasonable period of time” in cooperation with worker representatives, local labor inspectorates and/or local equality bodies. Workers may be entitled to claim compensation for all losses sustained and penalties may also be imposed (as will be set by Member States’ legislation). This could potentially expose us to significant liability. Although the Directive does not yet apply to us, as we prepare for its implementation in the relevant locations we may be required to increase wages where we identify any potential non-compliance with the directive, increasing wage pressure in certain locations.
We are subject to the U.K. Bribery Act, the U.S. Foreign Corrupt Practices Act and other anti-corruption laws, as well as export control laws, import and customs laws, trade and economic sanctions laws and other laws governing our operations.
Our operations are subject to anti-corruption laws, including the U.K. Bribery Act 2010, or the Bribery Act, the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. §201, the U.S. Travel Act, and other anti-corruption laws that apply in countries where we do business. The Bribery Act, the FCPA and these other laws generally prohibit us, our employees and intermediaries from authorizing, promising, offering, or providing, directly or indirectly, improper or prohibited payments, or anything else of value, to government officials or other persons to obtain or retain business or gain some other business advantage. Under the Bribery Act, we may also become liable for failing to prevent a person associated with us from committing a bribery offense. We operate in several jurisdictions that present a heightened risk of Bribery Act, FCPA, and other anti-corruption law violations. Enforcement of these laws continues to intensify globally, and evolving regulatory expectations may increase our compliance burden. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.
We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United Kingdom and the United States, and authorities in the European Union, applicable export control regulations, economic sanctions and embargoes on certain countries and persons, including those administered by H.M. Treasury’s Office of Financial Sanctions Implementation (OFSI) and the U.S. Treasury Department’s Office of Foreign Assets Control or OFAC, anti-money laundering laws, anti-fraud laws, import and customs requirements and currency exchange regulations, collectively referred to as the Trade Control laws. Failure to comply with these laws, or allegations of noncompliance, could result in criminal and civil penalties, fines, restrictions on our business activities, reputational damage, and significant legal costs. Investigations or enforcement actions by relevant authorities could have a material adverse effect on our business, financial condition, and results of operations.
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

For further information, see the risk factor titled “Our business and operations could be negatively affected by any pending or future litigation or shareholder activism”.
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
In addition, as of June 30, 2025, there were outstanding 5,765,419 Class A ordinary shares issuable by us upon exercise of outstanding share options or the vesting of restricted share units, or RSUs. We have registered all of the ADSs representing Class A ordinary shares issuable upon exercise of outstanding options or the vesting of RSUs, and upon exercise of settlement of any options or other equity incentives we may grant in the future, for public resale under the Securities Act. Accordingly, these shares will be able to be freely sold in the public market upon issuance as permitted by any applicable vesting requirements, subject to restrictions on sales of our shares by affiliates.
Shareholder protections found in provisions under the U.K. City Code on Takeovers and Mergers, or the Takeover Code, will not apply if our place of management and control is considered to change to outside the United Kingdom.

Under transitional provisions that apply until February 2027, the Takeover Code can apply to offers for public limited companies incorporated in England and Wales which have their registered offices in the United Kingdom and which are considered by the Panel on Takeovers and Mergers, or the Takeover Panel, to have their place of central management and control in the United Kingdom.
On July 6, 2018, we re-registered as a public limited company incorporated in England and Wales. Our place of central management and control was at that time, and remains, in the United Kingdom for the purposes of the Takeover Code. Accordingly, we are currently subject to the Takeover Code and, as a result, our shareholders are entitled to the benefit of the various protections provided under the Takeover Code. The Takeover Code provides a framework within which takeovers of companies are regulated and conducted. If, at the time of a takeover offer, the Takeover Panel determines that we do not have our place of central management and control in the United Kingdom, then the Takeover Code would not apply to us and our shareholders would not be entitled to the benefit of the various protections that the Takeover Code affords. In particular, the rules regarding mandatory takeover bids described below would not apply. The Takeover Code will cease to apply to us in any event following expiration of the transition period on February 2, 2027.

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

Our Class B ordinary shares have 10 votes per share, and our Class A ordinary shares, which are the shares underlying the ADSs have one vote per share. Given the greater number of votes per share attributed to our Class B ordinary shares, holders of Class B ordinary shares collectively beneficially hold shares representing approximately 76.9% of the voting rights of our outstanding share capital as of August 15, 2025. Further, John Cotterell, our Chief Executive Officer, beneficially holds Class B ordinary shares, which along with the Class A ordinary shares he beneficially owns, represents approximately 48.2% of the voting rights of our outstanding share capital as of August 15, 2025. Consequently, Mr. Cotterell will continue to be able to have a significant influence on corporate matters submitted to a vote of shareholders. Notwithstanding this concentration of control, we do not currently qualify as a “controlled company” under New York Stock Exchange listing rules.

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

Future transfers by holders of Class B ordinary shares will generally result in those shares converting on a one-to-one basis to Class A ordinary shares, subject to limited exceptions, such as certain transfers effected for estate planning purposes. The conversion of our Class B ordinary shares into Class A ordinary shares will have the effect, over time, of increasing the relative voting power of those holders of Class B ordinary shares who retain their shares in the long term. The voting rights of the holders of Class B ordinary shares will be reduced following conversion of their shares, as our Class B ordinary shares have 10 votes per share, and our Class A ordinary shares, have one vote per share. The potential impact of the conversion of the Class B ordinary shares or the sale of the corresponding Class A ordinary shares is unclear, but it is possible that it could put downward pressure on our share price if the market perceives such conversions or disposals as an indication that founding members and/or executives wish to reduce their interest in Endava.
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
Our ADSs, which may be evidenced by ADRs, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of your ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason subject to your right to cancel your ADSs and withdraw the underlying Class A ordinary shares. Temporary delays in the cancellation of your ADSs and withdrawal of the underlying Class A ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our Class A ordinary shares. In addition, you may not be able to cancel your ADSs and withdraw the underlying Class A ordinary shares when you owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or government regulations that apply to ADSs or to the withdrawal of Class A ordinary shares or other deposited securities. See “Item 12.D—Description of American Depositary Shares.”
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
As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer in the future, which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. Currently, in order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(1) a majority of our executive officers or directors cannot be U.S. citizens or residents, (b)(2) more than 50 percent of our assets must be located outside the United States and (b)(3) our business must be administered principally outside the United States.
On June 4, 2025, the SEC published a Concept Release on Foreign Private Issuer Eligibility, or the Concept Release, inviting public comment on potential amendments to the definition of “foreign private issuer.” The Concept Release highlights six possible approaches to amending the foreign private issuer definition, including updating the existing eligibility requirements, adding a foreign trading volume requirement, adding a major foreign exchange listing requirement, requiring that each foreign private issuer be incorporated in a jurisdiction that the SEC determines to have a robust regulatory and oversight framework, developing robust mutual recognition systems and adding an international cooperation arrangement requirement. To the extent the SEC adopts rules amending the definition of “foreign private issuer,” we may no longer qualify as a foreign private issuer.
If we lose our status as a foreign private issuer, or are required to list our shares on a foreign exchange to maintain our status as a foreign private issuer, it would increase our legal and financial compliance costs and make some activities highly time-consuming and costly. If we lost our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers and will require that we prepare our financial statements in accordance with U.S. Generally Accepted Accounting Principles. We may also be required to make changes in our corporate governance practices in accordance with various SEC and rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer will be significantly higher than the cost we would incur as a foreign private issuer. If we have to list shares on a foreign exchange, it could result in higher and duplicative costs of complying with two listing regimes, operational complexity and increased regulatory exposure.
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
Our capital expenditures for the years ended June 30, 2025, 2024 and 2023 amounted to £4.4 million, £5.1 million and £13.5 million, respectively. These capital expenditures were related primarily to purchases of property and equipment for our office spaces. We expect our capital expenditures to increase in absolute terms in the next twelve months as we continue to grow our operations. We anticipate our capital expenditures in fiscal year 2026 to be financed from cash generated from operations and our cash and cash equivalents.
B. Business Overview
Overview
We are a leading provider of next-generation technology services, dedicated to enabling our clients to accelerate growth, tackle complex challenges and thrive in evolving markets. By combining innovative technologies and deep industry expertise with an AI-native approach, we consult and partner with our clients to create solutions that drive transformation, augment intelligence and deliver lasting impact. From ideation to production, we support our clients with tailor-made solutions at every stage of their digital transformation, regardless of industry, region or scale.
For over 25 years, Endava has successfully delivered digital transformations, utilizing a holistic approach that leverages innovative technologies and enhances our clients’ systems to create modern value propositions that fuel their competitive edge in the market. This approach is centered around an in-depth analysis of legacy technology assets, led by data-driven automation and complemented by patented capabilities, enabling us to deliver a de-risked, cost-controlled, accurate end-to-end system transformation. This digital transformation approach now serves as our cornerstone for navigating the AI-driven digital shift, enabling us to increasingly help our clients transform their core systems in a way that allows us to share risk with clients for true business outcomes and deliver them tangible savings and business efficiencies. After several years of exploratory pilots, clients are now asking for production-grade AI projects with clear business impact. We are evolving our delivery model to address that need, by positioning our company for this next wave using top-tier engineering and delivery talent, our platform- and partner-agnostic stance, and an engagement model that anchors every engagement to clearly measurable business outcomes.

A key factor in Endava’s success is our close collaboration with clients and partners, which enables us to stay attuned to industry trends, anticipate future developments and understand the specific needs of our clients. Using distributed enterprise agile at scale, our multidisciplinary teams seamlessly integrate with our clients’ teams, catalyzing ideation and delivering robust solutions. Our approach to ideation comprises an empathy for user needs, curiosity, creativity and a deep understanding of technologies. From proof of concept to prototype to production, we use our engineering expertise to deliver enterprise platforms for our clients that are capable of handling millions of transactions per day.
Technological transformation poses numerous challenges for incumbent enterprises. They are often laden with legacy infrastructure and applications that are embedded in core systems, making it difficult to reconcile maintenance of existing infrastructure and applications with the agility needed to capitalize on next-generation technologies. Enterprises are also often stymied by institutional constraints that impede their ability to solve complex problems and rapidly respond to shifting competitive dynamics, as well as ingrained traditional approaches to development. The agile methodology stands in stark contrast to the information technology, or IT, driven, legacy approach, which is premised on a sequential and siloed structure, involves long development cycles, fails to integrate user feedback and is often more costly and brittle to change and system evolution. Likewise, internal IT teams often struggle to absorb the rapid pace and scale of technology development and its growing complexity. Incumbent enterprises often lack the talent and experience in ideation, strategy, user experience, agile development and next-generation technologies, including AI. While they have historically looked to traditional IT service providers to deliver technology development projects, these traditional players were built to service and remain focused on servicing legacy systems using offshore delivery.
To allow us to deliver large scale distributed agile projects we have developed The Endava Adaptive Model, or TEAM, delivery framework that is based on our over 25 years of successful project delivery experience and reflects the many lessons we have learned during that period. The TEAM framework encompasses (i) an Engagement Model that defines how we work with clients, (ii) an Interaction Model, called TEAM Enterprise Scaling, or TEAS, which defines how we implement agile delivery across every level, and (iii) Engineering Practices that guide our people to deliver effective and technically excellent solutions for our clients. TEAM utilizes advanced tools and techniques to quickly design, develop and test digital solutions, providing actionable insights into their value and business potential in a short time frame, which enables our clients to launch higher-quality products faster.
We continue to apply agile continual feedback principles and we are constantly reviewing the TEAM framework to support emerging best practices associated with AI Native Delivery, a shift that effectively broadens the traditional Software Delivery Life Cycle, or SDLC, into a richer Change Delivery Life Cycle, or CDLC.
For this emerging CDLC, we have created a distinctive framework for AI-enabled delivery that enables clients to augment intelligence and drive efficiencies across their organizations. As we continue to move forward on our own journey to becoming fully AI-native, we empower clients to become AI-native themselves, helping them to accelerate growth through the enhanced data, streamlined processes and increased productivity that AI technologies can unlock. Designed to fuel rapid, ongoing transformation, we help our clients to become more engaging, responsive and efficient with the right combination of strategies and technologies in place.
As we continue to evolve our delivery model, we are moving towards an end-to-end agent-enabled delivery model, where AI software agents work side-by-side with our engineers. Intelligent AI software agents are autonomous programs that perceive their environment, reason about goals, and take actions, often learning and adapting over time, to achieve those goals on a user’s behalf. We are encapsulating the knowledge and experience we have gathered into a new way of delivering change to clients, which we call Endava Flow. Endava Flow is being built as a highly optimized lean model that enables a continuous change pipeline, reducing friction and increasing the speed of value delivery, representing a shift from a traditional SDLC approach to a CDLC approach.
We provide services from our locations in European Union countries (Austria, Bulgaria, Croatia, Denmark, Germany, Ireland, the Netherlands, Poland, Romania, Slovenia and Sweden), non-European Union countries (Bosnia & Herzegovina, Moldova, North Macedonia, Serbia, Switzerland and the United Kingdom), Latin America (Argentina, Colombia, Mexico and Uruguay), Asia-Pacific (Australia, India, Malaysia, Singapore and Vietnam), North America (Canada and the United States), and the Middle East (United Arab Emirates). As of June 30, 2025, approximately 40.6% of our employees work in delivery locations in European Union countries.
Industry Background
Overview
The technology industry is now experiencing a new wave of AI-driven transformation. While it presents unprecedented advancements, many organizations struggle to leverage their data to seize these opportunities. To stay competitive, they need clean data, composable architectures and a deeper understanding of their workflows and business logic. With over 25 years of experience in delivering digital transformations, we have honed our approach to support clients through this digital shift. By combining our expertise in building digital products and services with deep industry knowledge and advanced enterprise modernization capabilities, we help our clients delve deeper into their core systems. This enables the AI-driven functionality needed to navigate the digital shift and thrive in the next wave of digital transformation.
The proliferation of new technologies has empowered clients and users across industries and increased their expectations. These technologies have allowed clients and users to have more information and more choices, thereby changing how they interact with enterprises and their products and services. Other users, such as employees, are bringing these same expectations to the workplace. Empowered clients and users are increasingly discerning, and their preferences keep changing as technology evolves. As a result, for enterprises, continually transforming their interactions with all constituencies has become a competitive imperative.
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
Many organizations are moving beyond the “Digital Native” stage by embedding AI across their operations and, in effect, becoming AI natives. In these companies, AI is woven into every activity. Achieving this level of integration requires a deep understanding of core systems, the data they hold, and how that data can be used to create the next generation of products and client interactions.
Challenges to Transformation
Incumbent enterprises must undertake digital transformation of their businesses by leveraging technology in order to meet ever-evolving client expectations and compete with digital native disruptors. There are several challenges incumbent enterprises face in achieving technological transformation, including the following:
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
Incumbent enterprises have historically looked to traditional IT service providers to undertake technology development projects. Traditional IT service providers are built for commoditized development, integration and maintenance engagements, where cost is key. They can deliver on large-scale projects using scaled, cost-effective infrastructure and are generally experts in legacy systems. While some traditional IT service providers have invested in capabilities for user experience strategy and design, as well as agile development, they were originally built to serve legacy systems using offshore delivery and remain focused on this, struggling to adapt to rapid change with the levels of efficiency needed to be competitive.
Barriers to Innovation
Incumbent enterprises are fundamentally optimized to do what they are already doing and can struggle with innovation. They are often characterized by ingrained processes and cultural norms that do not encourage strategic shifts, with decision makers isolated from the economic consequences of choices. The implementation of new technologies, such as AI, may require greater business case validation and more detailed prototyping before moving forward with such projects. These institutional constraints can impede incumbent enterprises’ ability to solve complex problems and rapidly respond to shifting competitive dynamics. Incumbent enterprises need to learn to “build many” and “fail fast” in order to efficiently allocate resources and optimize their opportunities for success.
Lack of Required Expertise and Talent
The modern competitive environment for our clients requires that incumbent enterprises deliver experiences to their clients and users that are intuitive and unobtrusive and respond to new entrants in their markets with innovative new approaches and products. This, in turn, requires updated user experience, better connectivity across channels and improved user interaction to successfully harness next-generation technology. Internal IT teams at incumbent enterprises often struggle to absorb the rapid pace of technology development and its growing complexity. Incumbent enterprises need user experience strategy and design capability, as well as technology and engineering expertise, to develop effective and frictionless user experiences. Developing this capability and expertise requires the acquisition and retention of talent in ideation, strategy, user experience, Agile development, AI and other next-generation technologies. However, the market for employees with expertise in these areas is highly competitive.

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
Proven Proprietary Framework for Distributed Agile Delivery at Scale
To allow us to deliver large-scale distributed agile projects, not only do we have at our disposition the digital transformation approach we have honed over two decades, but also the delivery framework we have developed that is based on our over 25 years of successful project delivery experience and reflects the many lessons we have learned during that period. We believe that our global delivery model puts our teams, based in locations with similar time zones to those of our clients, in a position to be in constant dialogue and interaction with our clients, enabling us to deliver high-quality technology services to meet our clients` needs. Specifically, our TEAM delivery framework provides a delivery model that has been developed by our practitioners for practitioners, adapted to each client’s context to allow us to create value with confidence. TEAM was intentionally designed with three elements that amplify each other to enhance product delivery excellence: an engagement model, an interaction model, and a set of recommended engineering practices. The engagement model defines how we collaborate with our clients to shape and evolve delivery engagements. The TEAS interaction model defines the enterprise agile lifecycle that we use to deliver products at all levels of scale, and the engineering practices define the set of techniques that our people use to deliver excellent solutions.
Expertise in Next-Generation Technologies
We have deep expertise in next-generation technologies that drives our ability to provide solutions for digital transformation and evolution, agile transformation, and automation and the emerging requirements for AI transformation. Our expertise ranges from technologies that form the bedrock of organizations globally, through to cutting edge technologies that underpin the fundamentals of the new AI landscape, including generative and agentic AI, large language models and agentic frameworks, to name a few. We then use our frameworks, methodologies and accelerators to rapidly deliver value to our clients. It is this blend of cutting edge technology and our know-how that makes a difference in the ways we deliver for our clients.
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
In order to help our clients embrace and explore new and emerging technologies more rapidly, we have created a department called Dava.X, which is singularly focused on helping clients to accelerate and invent the future around new and emerging technologies. Dava.X represents an opportunity for differentiation by demonstrating our thought and delivery leadership across industry verticals, working with our industry teams to establish thought leading propositions around high momentum technologies. This is done by working alongside our delivery locations to ensure that the appropriate skills are built and available at scale as acceleration is realized.

Core Modernization
For many organizations, digitization over the last decade has focused on “building around the edges” as IT teams focus on enhancing client experiences and integration layers as opposed to core systems. Advancements in embedded technologies, APIs and now AI have made it necessary for organizations to modernize their core enterprise systems to take full advantage of new table-stakes technologies.
For over 25 years, we have successfully delivered digital transformations, utilizing a holistic approach that leverages innovative technologies and enhances our clients’ systems to create modern value propositions that fuel their competitive edge in the market. By modernizing their technology stacks, our clients are able to keep pace with the speed of technological change, quickly embracing AI and fully integrating it into their business.
By combining deep system insights with tools that identify risks early, we minimize manual effort and maintain efficiency throughout the process, as evidenced by over 100 client projects, across more than 300 systems, and through analyzing over 500 million lines of code over many different technology stacks.
Strong Domain Expertise in Numerous Verticals
We have expertise and experience in industry verticals that are being disrupted by technological change.
In the Payments vertical, we help accelerate the transformation of leading payment processing companies by building new platforms and solutions such as merchant acquiring platforms, merchant portals with real time analytics, cloud-based real-time payment processing platforms, omni-channel e-commerce gateways, mobile wallets, mobile payment system integrations, downloadable mobile device Point-of-Sale terminals and Buy Now Pay Later solutions. We are increasingly working on embedded payments solutions to enable, for example, consumer and business finance and online marketplaces, and also on regtech as our clients focus increasingly on fraud detection and prevention.
In the Banking and Capital Markets, or BCM, vertical, we design and build software to solve problems from front office to back, which includes trading platforms, settlement systems, digital engagement channels and event-based data integration and analytics platforms. We also carry out the complete modernization of banking payment ecosystems, digital cores, lending platforms and all the necessary products, features and functions needed to support Retail and Commercial Banking as well as Capital Markets.
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
In the Technology, Media and Telecommunications, or TMT, vertical, we help clients design and build solutions for the connected home and car, to enhance multi-channel client experiences and to automate processes, including developing an automated solution to facilitate the purchase of television advertising in the United States. In the telecoms area specifically, we work for major providers and operators to accelerate their digitization roadmap by introducing more digital services in areas including IoT, Internet Protocol Television, payments, automation, testing and 5G specific services. Additionally, we build platforms, marketplaces and immersive environments that have elevated the experience for gamers as well as delivered mobile and AAA game titles alongside our game studio and publisher client base.
In the Mobility vertical, which represents the movement of people and goods, we help clients with the last mile logistics, connecting vehicle innovation and sharing and warehouse intralogistics. In the automotive industry, we are working with original equipment manufacturers and Tier 1 manufacturers to bring technology (and our know-how from other industries) into the automotive world to help them transition into their new role within the new Mobility ecosystem.
In the Healthcare vertical, we help improve the quality of the services provided in healthcare by making them more efficient, more secure and more data driven. With our acquisition of GalaxE Group Inc, or GalaxE, we expanded our offerings to include the provision of digital transformation and product development services in the US Healthcare market.
For our Retail and Consumer Goods area, classified in the Other vertical, we provide technology leadership and services to clients to deliver integration of composable commerce packages and customized software solutions across e-commerce, product, mobile, in-store technology, supply chain and fulfillment, payments and client management. We also help clients to innovate for efficiency across all their business processes.
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
We focus on being one of the leading employers of IT professionals in the regions where we operate and on being an employer of choice in local markets. As of June 30, 2025, approximately 40.6% of our employees were based in delivery locations in European Union countries. Our delivery locations are in countries with rich IT talent pools, providing us an opportunity to position among the preferred employers. For instance, over the last three years we have ranked among the top 10 most sought-after IT employers in Romania, where a significant portion of our employees are based.
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
•Smart: We employ clever people who bring skills, experience and talent to craft smart solutions for our clients
We provide our employees, whom we call Endavans with training to develop their technical and soft skills, in an environment where they are continually challenged and given opportunities to grow as professionals, and with tools and resources to innovate. Endava University, our “Pass It On” concept and Junior Programmes, are key elements of our training and development framework. Endava University is our learning management system, combining trainings, certifications and upskilling paths from various learning partners. Our “Pass It On” concept is built on apprenticeship and open sharing to encourage our people to grow by way of collective experiences and knowledge. Through classroom-based training, Endava University features “Schools” training programs to upskill and cross-skill employees in subjects including DevOps Engineering, Data, and Business Analysis, while “Pass It On” uses apprenticeship and open sharing so that our people can grow by way of collective experiences and knowledge. We also run Junior Programmes, learning programmes for our employees whereby we invest in upskilling professionals in many of our locations in subjects including engineering, AI (including ML) and data. Our employees also have career coaches to customize their integration into their respective teams and to help visualize their development and future. Through Endava Innovation Labs and other innovation events, our teams are encouraged to express their creativity in using next-generation technologies to build innovative solutions. We believe we have built an organization deeply committed to helping people succeed and our culture fosters our core values of openness, thoughtfulness and adaptability.

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
Sustainability
Building sustainable value for all our stakeholders has always been a key part of our business. Our Sustainability Report with respect to the fiscal year ended June 30, 2025 was published on September 4, 2025 and can be found on our website. The contents of the Sustainability report and our website are not incorporated by reference into this Annual Report on Form 20-F.

Our Growth Strategy
We are focused on continuing to distinguish ourselves as a leader in next-generation technology services. The key elements of our growth strategy include the following:
Maintain and Expand Long-Term Relationships with Existing Clients
We are focused on maintaining long-term relationships with existing clients by helping them solve new problems and become more engaging, responsive and efficient. Our ten largest clients together contributed 36.2% and 32.5% of our total revenue in the last two fiscal years, respectively, and the number of clients that have a minimum annual spend of at least £1.0 million was 133 in fiscal year 2025. We are also focused on expanding our relationships with existing active clients in fiscal year 2025.
Establish New Client Relationships
We believe there is significant potential for us to acquire new clients. We believe that we continue to have significant untapped opportunities in the verticals in which we operate, and we plan to leverage our experience and expertise to expand our reach. As waves of technological change sweep across industries and facilitate seamless integration of different aspects of clients’ and users’ lives, we believe our experience working within our core client base will also be of particular value in expanding our vertical reach. For example, as clients increasingly demand a frictionless and consistent buying experience, and as the payments and retail sectors converge, we believe our deep expertise in developing payment systems and e-commerce platforms will allow us to grow our retail client base. Similarly, we believe our expertise in data analytics and augmentation and virtual reality will become increasingly relevant in the healthcare industry as technology continues to reshape the practice and provision of medicine. Please refer to “—Our Clients” section below for more details.
We are likewise focused on geographic expansion. Our acquisition of GalaxE has significantly increased our presence in North America. In the 2025 fiscal year, approximately 38.2% of our revenue came from clients in North America. We continuously evaluate other growth markets to expand our client footprint.

Expand Scale in Delivery Locations
Collaboration and challenge remain vital to our work with clients. Our ability to interact with clients through engaged teams of expert engineers is what enables us to help clients truly deliver innovation. As we expand our relationships with existing clients and attract new clients, we plan to expand our teams at existing delivery locations and establish new delivery locations in areas with an abundance of technical talent.
Growth Marketing
In today’s dynamic digital market, achieving product-market fit is no longer sufficient to guarantee business success. By creating a customer-centric growth strategy, underpinned by industry and user data, we can build a scalable product that reflects customer and prospective customers needs. Our data-growth strategy supports the following areas: increasing net new users, activating dormant leads, improving conversions or engaging churned audiences.
Our growth strategists and specialists rely on product testing, and feedback loops to improve the most important metrics. By combining an understanding of marketing, data, audience segmentation, product and technology, we balance achieving quick wins that support strategic growth, with long-term planning and execution that delivers outstanding results on a larger scale.
Selectively Pursue Acquisitions
We have demonstrated a track record of successfully identifying, acquiring and integrating complementary businesses and we plan to continue selectively pursuing acquisitions with a focus on augmenting our core capabilities to enhance our expertise in new technologies and verticals and increase our geographic reach, while preserving our corporate culture and sustainably managing our growth. Consistent with these goals, we have completed six major acquisitions in the past three years, all of which have enabled us to accelerate core strategic goals. For example, as part of our acquisition of Lexicon in October 2022, we acquired additional headcount and offices in Australia and a new delivery location in Vietnam. Our acquisitions of DEK and Mudbath in 2023 enhanced our presence in the Asia-Pacific region, increasing our headcount in Australia and the capability and size of our Vietnamese delivery location. In August 2023, through our acquisition of TLM Partners, Inc., or TLM, we gained expertise in outsourced development services across design, engineering and art/animation for PC and console video games and other digital entertainment. Our acquisition of EQ Tek, in February 2024 increased our presence in Poland, providing IT software development services to financial services, gaming, sports betting and other technology-led B2C businesses. Through our acquisition of GalaxE in April 2024, we expanded our healthcare footprint in North America and added our first delivery units located in India.
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

We solve complex problems

Define vision & strategy • Increase speed to market • Reduce cost • Drive efficiency • Grow revenue • AI enablement by building on...

Chronos | Ray | Dash | Infra | Maps | Morpheus | Compass

Core modernisation | Strategy | Cloud | Cyber security | Quantum | AI

Embedded | Google Cloud Platform | Sustainability | Physical Computing

Managed Services | Software Engineering | Testing

Cyber Security | Design | DevSecOps | Data

Accelerators
Dava.X
Capabilities

© Copyright 2024 Endava • Confidential and Proprietary • Version 1.0

Step 1: Ideate
Advisory and Digital Strategy Capability Group
Many clients want to do more with their technology, investments and assets but don’t know where to start. Our technology and advisory teams help them to find the way forward. Whether it is evolving technology and getting code into production faster, assessing ecosystems and clients’ opportunities, or improving products and services, we can uncover insights clients weren’t aware of before. Using our industry-specific knowledge and expertise, we can take those insights and make practical, actionable improvement proposals. We not only deliver a roadmap; we help clients with actionable advice to get them to the next chapter in their journey. Our capabilities within this capability group include the following:
Technology Strategy
Strategy and execution are inseparable. A technology strategy doesn’t start and finish with a well-structured slide deck. It is a continuous process that involves observation, deliberation and action. Because we have delivered many different projects requiring business and technological decisions, we know what is doable and achievable, enabling us to create and execute realistic strategies for our clients.
Enterprise Architecture
Enterprise architecture is a strategic enabler for modern businesses, driving adaptability in a constantly changing business environment. It allows the strengths, weaknesses and opportunities within an organizational landscape to be analyzed and understood. This is used to align IT and business objectives, ensuring efficient use of resources and fosters integration. By focusing on meaningful results and consistent decision making, we are able to put together a realistic roadmap for client technology environments. Building on this, we can then create product and technical development collateral and processes to deliver business value quickly and effectively to ensure long-term sustainability and growth
Data Strategy
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
Step 2: Discover and Plan
Digital Product Acceleration Capability Group
Digital product acceleration helps clients figure out how to succeed in their product journeys. We work to understand their business, technology and client strategies; we research, design and test new product and technology approaches; and we shepherd delivery. Regardless of where they are on their journey, we help develop, grow and scale product experiences profitably and with minimum risk. Our capabilities within this capability group includes the following:
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
Step 3: Build and Integrate
Digital Engineering Capability Group
Our software teams use proven combinations of modern techniques and tools to select the right approach for each client. Adaptive, pragmatic and agile, we work in predictable and reliable iterations – normally using a scaled agile approach – to deliver client value rather than just technical features. Equally at home building mobile applications, console games, enterprise applications for household names and even national critical payment infrastructure, our teams can work in the most demanding domains. Taken together, these skills allow us to undertake complex software engineering projects and deliver them in a predictable and consistent way. Our capabilities within this capability group include the following:
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
Cloud Application Engineering
To fully harness the benefits of cloud computing, it is crucial to think beyond cloud-based infrastructure. Cloud platforms provide elasticity, resilience and security, along with a multitude of powerful services to power next-generation applications, which is why they are favored by so many businesses. Through our cloud engineering service, we build applications with modern web and mobile interfaces that harness the full capabilities of cloud platforms to capitalize on these innovations. To achieve this, we avoid the standard ‘lift-and-shift' approach and instead transform existing applications to be cloud-ready. By refactoring applications using microservices, containerization and cloud-native services, we ensure our clients can enjoy all the benefits that come with cloud.
Platform Engineering
Exceptional software needs a strong platform and set of lifecycle services to deliver maximum value. We can build infrastructure to support a single product or develop a comprehensive self-serve platform for an enterprise and we can design, build and operate these critical foundations and optimize for our client’s specific context. Our understanding of core infrastructure has been built over decades of experience spanning hundreds of projects and many industries, alongside our partnerships with all three major cloud providers. Combined with an understanding of business goals, regulatory and technical requirements and context, this enables us to balance the need for performance, resilience, security, cost efficiency and scalability.
Software Security
Systems and data are often impacted when security is treated as an afterthought. We help our clients make the change from bolting security at the end to building security into the development lifecycle. Because we build security into the software development lifecycle by mentoring our people and investing in tools and processes, we are able to make sure that the systems we deliver are secure by design. We enable security through our security champions and grow our security knowledge through the security community. Furthermore, we use a foundational model to select correct security practices and tools so you can identify and meet your security requirements.
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
Leading Delivery Capability Group
Embarking on an agile project can be a daunting prospect which is why clients trust us to take them on the journey. We are highly experienced in large-scale agile delivery. With competencies across agile transformation, distributed agile delivery and accelerated DevOps delivery, we know how to achieve delivery success. And we are committed to sharing our knowledge and partnering so our clients achieve their goals in a way that works in their context and organization. Our capabilities within this capability group includes the following:
Agile Transformation
Through our agile transformation approach and proven TEAS toolkit (TEAM Enterprise Agile Scaling), we help clients to embrace agility beyond development teams and throughout the entire idea to production cycle. Our intention is to create an environment where business, technology and operations are collaborating and defining success based on a common language: value delivered to end users. To support this, we have built a comprehensive toolkit that facilitates organizational, technological and cultural change towards an agile state. It includes transformation strategy, adoption approach and implementation guidelines.
Distributed Agile Delivery
We have developed our distributed agile delivery approach with the goal of creating the optimal balance between on-site and near-shore staff. By having face-to-face workshops, we are able to maximize the agile benefits of collocation and take advantage of the efficiencies offered by near shoring. With our approach, we utilize the concepts of transparency and tooling to create a single vision on product strategy, vision, roadmap, detailing and delivering core features. This allows collocated and distributed teams to effectively close the distance gap and work as one.
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
Data and AI Capability Group
Data and AI will play a significant role in business over the coming years – creating leaner, smarter, more engaging and relevant companies. But integrating new technologies into current systems or bringing multiple organizational silos together for a more holistic solution can slow or delay the impact of transformational technology. That’s where our experts come in. With a unique blend of deep expertise and a pragmatic, outcome-focused approach, we help our clients identify the ways in which data and AI can build strong foundations for lasting success. Our capabilities within this capability group include the following:
Artificial Intelligence

We have extensive expertise in data science, ML and generative AI, coupled with a proven track record of successfully implemented industrial-grade solutions. Our comprehensive AI ecosystem empowers clients to unleash the maximum potential of AI through continuous monitoring, precise metrics, transparency, fairness, privacy, ethics and efficiency.
Data Engineering and Platforms
Many organizations possess vast amounts of information that are difficult to access. Our data engineering and platform services help clients leverage this data, enhancing productivity, profitability and overall business performance. Just as significantly, we can drive innovation and enable an organization to make more informed decisions. With strategies covering business intelligence, data warehousing, big data, analytics and visualization, we help clients to transform their data into a competitive edge.
Step 4: Run and Evolve
Modern Managed Services Capability Group
Every organization operates in its unique context. We are adaptable to these needs and can support the operation of products and platforms accordingly – via shared services or by assembling dedicated teams. Through the shared services delivered by our managed cloud, service desk, security operations and service delivery teams, we drive efficiency and optimization while never compromising on quality. By assembling dedicated teams of specialists aligned directly with your organization, we can enable shorter release cycles with fewer, more straightforward, handovers and an increased flow of value. We can also reduce delivery risk by including operational concerns much earlier in the cycle. Our capabilities within this capability group include the following:
Modern Application Management
Spikes in demand can stretch applications, which is why they need to be constantly monitored and updated. That’s when application lifecycle management comes into play. By deploying applications swiftly and safely, we can reduce operational risk and lower total cost of ownership. Our application management discipline covers the operation, maintenance, versioning and upgrading of applications throughout their lifecycle. This includes best practices, techniques and procedures essential to a deployed application’s operation. Our service – tailored to meet client needs – includes incident management, request fulfillment and change and release management. With business-as-usual operations, we constantly monitor our clients’ application estate, resulting in efficient and low-maintenance business software.
Managed Cloud
We help clients by addressing common pitfalls and ensuring that security, compliance and governance requirements are met when operating in a cloud environment. With more than 1,200 cloud engineers, we have the scale and depth of experience to handle cloud migrations, hybrid solutions and cloud operations. We can help to improve backup and recovery, enhance disaster recovery capabilities, drive efficiency, reduce costs or just improve IT performance, according to our clients’ needs.
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
Our Frameworks, Methods and Tools
Our frameworks, methods and tools, including TEAM and the emerging Endava Flow, enhance our ability to develop and deploy solutions based on next-generation technologies. Developed with a focus on providing innovation, quality and productivity at scale, we believe our frameworks, methods and tools allow us to:
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
Using TEAM makes our delivery teams more responsive, by driving business agility from idea to production, more effective by guiding value-focused delivery fostered by high quality engineering with more visible results and by providing our clients with high delivery assurance through efficiency and transparency.
Traditional agile development approaches use small numbers of “scrum teams,” with members in close proximity. However, today, most enterprise development projects require large development teams that are often geographically or organizationally dispersed. Traditional agile development approaches also assume a single organization is developing the software whereas today a number of organizations, such as Endava and our client, are likely to be developing the software together. TEAM was intentionally designed with three elements that amplify each other to address the challenges of large-scale agile delivery: an Engagement Model; an Interaction Model (TEAS); and a set of recommended Engineering Practices.
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
The Interaction Model, referred to as TEAS, defines the agile lifecycle that we use to deliver products at all levels of scale, leading to business agility to make the business more responsive. TEAS encompasses the full idea to operation lifecycle and enables collaboration across the business using one common language. It provides flexible scaling for differently sized products or groups of products and adapts to all stages of a product's life. It achieves this by having product level planning for a group of releases, portfolio level planning for a group of products and an overarching strategy to guide the development of the portfolio.
Some Agile development approaches have constraints that prevent them from scaling in a truly industrialized way without sacrificing agility. TEAS avoids these problems by utilizing aspects of well-known agile scaling frameworks but improves on them by applying the lesson we have learned to balance prescriptive approaches with empowerment and flexibility. To achieve this, TEAS provides enough guidance to allow teams to start tackling client challenges with confidence, while building in flexibility to adapt to evolving client needs, environments and cultures.
Our Engineering Practices are the tools, technologies and techniques our people use to deliver technically excellent solutions when working in their multi-skilled teams. The practices cover the entire delivery lifecycle, across all of our professional disciplines, from product strategy and user experience though architecture, automated testing, development, continuous delivery and platform engineering. Uniquely, these comprehensive engineering practices are embedded in our delivery approach rather than being an afterthought or a set of references to other approaches, which is common in other delivery frameworks. The proven practices that we recommend for our teams drive quality and effectiveness driving value-focused delivery and deliver engineering excellence tailored to aspects of the delivery context such as complexity, criticality, and risk.
We believe that the tight integration of the engagement model, interaction model and engineering practices makes TEAM unique in the industry and is a major contributor to our success. These three interlocking and synergistic aspects of our delivery model mean that our teams are able to quickly design, develop and test digital solutions, providing actionable insights into their value and business potential in a short timeframe, while our clients are able to release higher-quality products to market faster, respond better to market changes and incorporate client and user feedback through rapid releases and product iterations.
We believe that our dynamic and proven approach to distributed enterprise agile delivery creates tangible and valuable benefits for our clients.
Dava.X
We want to help our clients embrace and explore new technologies more rapidly. To that end, we created a department called Dava.X, which is singularly focused on helping clients accelerate and invent the future around new and emerging technologies. Dava.X represents an opportunity for differentiation by demonstrating our thought and delivery leadership across industry verticals, working with our industry teams to establish thought leading propositions around high momentum technologies. This is done by working alongside our delivery locations to ensure that the appropriate skills are built and available at scale as acceleration is realized.
Some of the high-momentum technologies Dava.X focuses on are: AI, Cloud, Core Modernization, Strategy, Cyber Security, Embedded Computing, Google Cloud Platform, Quantum, Sustainability and Physical Computing.
Our Accelerators
We use accelerators to map out the core system and create innovative solutions that meet our clients' evolving needs, ensuring they stay ahead in a competitive market.
Compass

Compass is our proprietary tool that helps engineers understand and modify clients’ systems more effectively. A pluggable ingestion system pulls in source code, documentation and other artifacts to build a virtual subject matter expert, which teams can query through a generative AI interface. This gives every delivery-team member immediate, context-aware answers on architecture, engineering, testing, and related topics. Since Compass was rolled out, our teams have ramped up on legacy platforms more quickly and have improved both the quality of their work and the time-to-value of each change.
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
Maps
Our automated dependency mapping tool is designed to visualize complex relationships between different components within a software system. It also identifies the impact of code changes reducing risks.
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
Our Delivery Model
We believe the development of a scaled global delivery model with selective close-to-client capabilities enables us to deliver high-quality technology services to meet our clients’ needs. We currently provide services from our locations in European Union countries, non-European Union countries, Latin America, Asia-Pacific, North America, and the Middle East.
Our primary delivery locations are in Romania, where we employed approximately 3,289 employees involved with delivery of our services as of June 30, 2025. As of June 30, 2025, we had 1,082 such employees located in Cluj-Napoca, the second largest city in Romania and 909 such employees located in Bucharest, the capital of Romania. We believe Romania is an ideal location to source IT delivery talent due to its educational infrastructure, large multi-lingual population, advanced technological infrastructure and flexible labor regulation.
As of June 30, 2025, we also had approximately 2,860 IT professionals across our locations in Bosnia & Herzegovina, Bulgaria, Croatia, Moldova, North Macedonia, Poland, Serbia and Slovenia, which are countries that we believe offer many of the same benefits as Romania.

To serve our North American clients, we had approximately 1,191 employees involved with delivery of our services across our Latin American delivery locations as of June 30, 2025, the majority of which are located in Argentina (443 employees) and Colombia (511 employees). We believe that the Latin American region as a whole has an abundant talent pool of individuals skilled in IT.
In India, we are among a group of companies pioneering more engaged client approaches, bypassing traditional hierarchical structures and fostering more collaborative and efficient engineering and more engaged careers for our staff in this region.
Our Clients
As of June 30, 2025, we had 619 active clients, which we define as clients who spent money with us over the preceding 12-month period. Our clients are primarily enterprises based in the United Kingdom, European Union and United States. Our clients principally operate in the Payments, BCM, Insurance, TMT, Mobility, and Healthcare verticals. We are also focused on growing our client base in other verticals, such as the consumer products, natural resources, and retail verticals, and on providing services to our clients that span verticals. During the fiscal years ended June 30, 2025, 2024 and 2023, our 10 largest clients based on revenue accounted for 36.2%, 32.5% and 32.8%, of total revenue, respectively. No client contributed more than 10% of our revenue in the fiscal years ended June 30, 2025 and 2024, and our largest client contributed 10.7% of our revenue in the fiscal year ended June 30, 2023. For additional information, see “Item 5. Operating and Financial Review and Prospects” below.
Sales and Marketing
Our sales and marketing strategy is focused on driving revenue growth from existing and new clients. We run a highly integrated sales and marketing organization that comprises an industry specific go-to-market strategy, including solutions and offers, marketing, lead generation, sales and account teams. As of June 30, 2025, we had 185 employees on our sales, client leadership, and marketing teams located across global locations and near our clients.
We have a Commercial Center of Excellence that is responsible for cultivating sales and client leadership talent internally and recruiting and onboarding new talent, creating a high-performing sales workforce that is culturally aligned with our values. Our sales and client leadership teams benefit from comprehensive onboarding and mentoring, AI-enabled sales tools and resources that drive awareness and understanding of all areas of our commercial functions. Over the course of approximately three months, new team members witness our full client lifecycle and are prepared for their new sales and client leadership roles.
Competition
We operate in a global and dynamic market and compete with a variety of organizations that offer services similar to those that we offer.
We face competition primarily from:
•next-generation digital IT service providers, such as Globant S.A, EPAM Systems, Grid Dynamics and Thoughtworks;
•digital agencies and consulting companies, such as McKinsey & Company, Ideo and Publicis Sapient;
•global consulting and traditional IT service companies, such as Accenture PLC, Capgemini SE, Cognizant Technology Solutions Corporation and Tata Consultancy Services Limited; and
•in-house development departments by our clients of their technology and IT capabilities.
We believe the principal competitive factors in our business include: ability to innovate; technical expertise, including AI-enabled innovations, combined with industry knowledge; end-to-end solution offerings; the ability to effectively incorporate rapidly emerging technologies, such as AI technology (including AI tools) in our operations and service offering; delivery locations; price; reputation and track record for high-quality and on-time delivery of work; effective employee recruiting; training and retention; responsiveness to clients’ business needs; scale; and financial stability. We believe that we compete favorably with respect to each of these factors.
Facilities
Our corporate headquarters are located at 125 Broad Street, London, EC2N 1AR, United Kingdom, where we lease approximately 1,000 square meters of office space. We lease all of our facilities and also use them as office space. We believe our current facilities are suitable and adequate to meet our current needs and for the foreseeable future.
Our People
As of June 30, 2025, 2024 and 2023, we had 11,479, 12,085 and 12,063 employees (including directors), respectively. We have collective bargaining agreements with our employees in Romania, Moldova, Vietnam, Austria, and Spain as is market practice in these countries. We believe our employee relations are good, and we have not experienced any work stoppages. We vet our employees in accordance with the BS7858 screening standards.
At each date shown, we had the following employees (including directors), broken out by department and geography:

	As of June 30,
	2025	2024	2023
Function:
Employees involved in delivery of our services	10,321	10,812	10,938
Selling, General and Administrative(1)	1,158	1,273	1,125
Total	11,479	12,085	12,063

Geography	As of June 30,
	2025	2024	2023
Western Europe(1)	489	562	659
Central Europe - EU Countries	4,658	4,904	5,693
Sub-total: Western Europe & Central Europe - EU Countries(1)	5,147	5,466	6,352
Central Europe - Non-EU Countries	2,100	2,346	2,689
Latin America	1,289	1,357	1,661
North America(2)	698	807	324
Asia-Pacific(3)	2,237	2,101	1,032
Middle East	8	8	5
Total	11,479	12,085	12,063
(1) Includes the members of our board of directors
(2) The increased headcount in North America from 2023 to 2024 includes 47 acquired employees in connection with our acquisition of TLM in August 2023, and 495 acquired employees in connection with our acquisition of GalaxE in April 2024.
(3) The increased headcount in Asia-Pacific from 2023 to 2024 includes 1,018 acquired employees in connection with our acquisition of GalaxE in April 2024.

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
Overview
We are a leading provider of next-generation technology services, dedicated to enabling our clients to accelerate growth, tackle complex challenges and thrive in evolving markets. By combining innovative technologies and deep industry expertise with an AI-native approach, we consult and partner with our clients to create solutions that drive transformation, augment intelligence and deliver lasting impact. From ideation to production, we support our clients with tailor-made solutions at every stage of their digital transformation, regardless of industry, region or scale.
Since our founding in 2000, we have expanded from a single office serving clients principally located in the city of London to a global enterprise serving clients across Asia-Pacific, Europe, the Middle East and North America. We provide services from our locations in European Union countries (Austria, Bulgaria, Croatia, Denmark, Germany, Ireland, the Netherlands, Poland, Romania, Slovenia and Sweden), non-European Union countries (Bosnia & Herzegovina, Moldova, North Macedonia, Serbia, Switzerland and the United Kingdom), Latin America (Argentina, Colombia, Mexico and Uruguay), Asia-Pacific (Australia, India, Malaysia, Singapore and Vietnam), North America (Canada and the United States), and the Middle East (United Arab Emirates). As of June 30, 2025, approximately 40.6% of our employees worked in nearshore delivery locations in European Union countries.
As of June 30, 2025, we had 619 active clients, which we define as clients who paid us for services over the preceding 12-month period. No client contributed more than 10% of our revenue in the fiscal years ended June 30, 2025 and 2024, and our largest client contributed 10.7% of our revenue in the fiscal year ended June 30, 2023. Geographically, we served clients in North America, Europe, United Kingdom and the RoW, and, by industry vertical, we served clients in Payments, BCM, Insurance, TMT, Mobility, Healthcare, and Other. Over the last five fiscal years, 90.7% of our annual revenue, on average, came from clients who purchased services from us during the prior fiscal year.
For the fiscal years ended June 30, 2025, 2024 and 2023 our revenue was £772.3 million, £740.8 million and £794.7 million, respectively, representing a negative compound annual growth/(decline) rate of (1.4)% over a three fiscal year period. Our revenue growth/(decline) rate at constant currency, which is a measure that is not calculated and presented in accordance with IFRS, for the fiscal years ended June 30, 2025, 2024 and 2023 was 6.3%, (4.5)% and 16.6%, respectively. See note 1 in “—Non-IFRS Measures and Management Metrics” for a definition of this measure and reconciliation of actual reported revenue growth/(decline) rate to revenue growth/(decline) rate at constant currency, the most directly comparable financial measure calculated and presented in accordance with IFRS.

Revenue by geography	Fiscal Year Ended June 30,
	2025		2024		2023
	(in thousands)
North America	£294,655	38.2%	£241,652	32.6%	£258,112	32.5%
Europe	£180,759	23.4%	£191,206	25.8%	£182,551	23.0%
United Kingdom	£254,464	33.0%	£247,598	33.4%	£309,365	38.9%
RoW	£42,377	5.4%	£60,300	8.2%	£44,705	5.6%
Total	£772,255	100%	£740,756	100%	£794,733	100%

Revenue by industry vertical(1)	Fiscal Year Ended June 30,
	2025		2024		2023
	(in thousands)
Payments	£144,739	18.7%	£178,778	24.1%	£232,263	29.2%
BCM	£152,165	19.7%	£110,706	14.9%	£128,653	16.2%
Insurance	£70,051	9.1%	£62,472	8.4%	£55,091	6.9%
TMT	£146,936	19.0%	£169,227	22.8%	£173,927	21.9%
Mobility	£65,104	8.4%	£73,739	10.0%	£80,399	10.1%
Healthcare	£91,481	11.8%	£44,893	6.1%	£28,919	3.6%
Other	£101,779	13.3%	£100,941	13.6%	£95,481	12.0%
Total	£772,255	100%	£740,756	100%	£794,733	100%
(1) Starting fiscal year 2025, the Group has updated the breakdown by industry verticals to provide additional disclosure. The Healthcare vertical was spun off from the "Other" industry vertical. As a result, the periods ending June 30, 2024 and June 30, 2023 have been updated for comparability.
Our profit before taxes was £24.1 million, £27.0 million and £114.2 million for the fiscal years ended June 30, 2025, 2024 and 2023, and our profit before taxes as a percentage of revenue was 3.1%, 3.6% and 14.4%, respectively, for the same periods.
Our adjusted profit before taxes margin, or Adjusted PBT Margin, which is a measure that is not calculated and presented in accordance with IFRS, was 10.6%, 11.2% and 20.7%, respectively, for the fiscal years ended June 30, 2025, 2024 and 2023. See note 5 in “—Non IFRS Measures and Management Metrics” for a definition of this measure and a reconciliation of profit before taxes to Adjusted PBT, the most directly comparable financial measure calculated and presented in accordance with IFRS.
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
Key Factors Affecting Our Performance
We believe that the key factors affecting our performance and results of operations include our ability to:
Maintain and Expand Relationships with Existing Clients
We are focused on maintaining long term relationships with existing clients by helping them solve new problems and become more engaging, responsive and efficient. We have a demonstrated track record of expanding our work with clients after an initial engagement. Over the last five fiscal years, 90.7% of our revenue each fiscal year, on average, came from clients who purchased services from us during the prior fiscal year. The number of clients that have a minimum annual spend with us of at least £1.0 million was 133 in the fiscal year 2025, and 146 in the fiscal years 2024 and 2023. The decrease in the total number of clients with a minimum annual spend of at least £1.0 million is a reflection of the challenging environment facing next-gen IT Services at this time. The average spend of our 10 largest clients was £27.9 million in the fiscal year 2025 and £24.1 million in the fiscal year 2024. Our ability to increase sales to existing clients will depend on a number of factors, including the level of clients’ satisfaction with our services, changes in clients’ strategic priorities, changes in key client personnel or strategic transactions involving clients, pricing, competition and overall economic conditions.

Add New Clients across Industry Verticals and Geographies
We believe that we continue to have significant untapped opportunities in the verticals in which we operate and we plan to leverage our experience and expertise to expand our reach. As of June 30, 2025, 2024 and 2023, we had 619, 695 and 711 active clients, respectively. The number of clients in the fiscal year 2025 decreased compared to fiscal year 2024, due to macroeconomic headwinds lowering demand for our services. While we saw a reduction, we believe that we have a significant opportunity to add new clients in our existing verticals and geographies, and to expand our client base to new verticals and geographies.
Attract, Retain and Efficiently Utilize Talent
We believe that our people are our most important asset. Our average operational headcount decreased by 1.7% in the 2025 fiscal year, a reflection of adjustments we made due to the macroeconomic conditions experienced during the fiscal year. We provide Endavans with training to develop their technical and soft skills in an environment where they are continually challenged and given opportunities to grow as professionals, and with tools and resources to innovate. However, there is significant competition for technology professionals in the geographic regions in which we have delivery locations and we expect that such competition is likely to continue for the foreseeable future. Further, in order to maintain our gross margin, we must maintain favorable utilization rates among our existing IT professionals, which depends on our ability to integrate and train new employees, efficiently transition employees from completed projects to new assignments, forecast demand for our services, deploy employees with appropriate skills and seniority to projects and manage employee attrition rates. The employee attrition rate is monitored throughout the year, with a target of being lower than 15% on a rolling 12-month basis. At the end of fiscal year 2025, our attrition rate was 15.2% compared to 13.1% at the end of fiscal year 2024. Although our overall attrition rate presently exceeds the 15% target, we are comfortable that we can replace skills needed in our locations. The departures over the last year are largely concentrated in roles that are becoming obsolete as we expand our use of AI. We continue to retain personnel critical to our core operations.
Macroeconomic Considerations
Unfavorable conditions in the global economy may negatively affect the growth of our business and our results of operations. For example, macroeconomic events, including increased rates of inflation, adverse global economic or geopolitical conditions, disruptions to trade and supply chains, the imposition of tariffs in the United States and abroad, and the Russia-Ukraine war and ongoing conflict in the Middle East, have led to economic uncertainty globally. Historically, during periods of economic uncertainty and downturns, businesses may slow spending on technology services, which may impact our and our clients’ businesses.
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

Our management metrics may be calculated in a different manner than similarly titled metrics used by other companies.

	Fiscal Year Ended June 30,
	2025	2024	2023
	(pounds in thousands)
Revenue growth/(decline) rate at constant currency(1)	6.3%	(4.5)%	16.6%
Average number of employees involved in delivery of our services(2)	10,403	10,587	10,872
Revenue concentration(3)	36.2%	32.5%	32.8%
Number of large clients(4)	133	146	146
Adjusted PBT margin(5)	10.6%	11.2%	20.7%
Adjusted free cash flow(6)	£48,683	£58,401	£111,525
(1) We monitor our revenue growth/(decline) rate at constant currency. As the impact of foreign currency exchange rates is highly variable and difficult to predict, we believe revenue growth/(decline) rate at constant currency allows us to better understand the underlying business trends and performance of our ongoing operations on a period-over-period basis. We calculate revenue growth/(decline) rate at constant currency by translating revenue from entities reporting in foreign currencies into British Pounds using the comparable foreign currency exchange rates from the prior period. For example, the average rates in effect for the fiscal year ended June 30, 2024 were used to convert revenue for the fiscal year ended June 30, 2025 and the revenue for the comparable prior period ended June 30, 2024, rather than the actual exchange rates in effect during the respective period. Revenue growth/(decline) rate at constant currency is not a measure calculated in accordance with IFRS. While we believe that revenue growth/(decline) rate at constant currency provides useful information to investors in understanding and evaluating our results of operations in the same manner as our management, our use of revenue growth/(decline) rate at constant currency has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Further, other companies, including companies in our industry, may report the impact of fluctuations in foreign currency exchange rates differently, which may reduce the value of our revenue growth/(decline) rate at constant currency as a comparative measure. The table below presents a reconciliation of actual reported revenue growth/(decline) rate to revenue growth/(decline) rate at constant currency, the most directly comparable measure calculated and presented in accordance with IFRS.

	Fiscal Year Ended June 30,
	2025	2024	2023
	(pounds in thousands)
Revenue	£772,255	£740,756	£794,733
Revenue period-over-period growth/(decline) rate	4.3%	(6.8)%	21.4%
Estimated impact of foreign currency exchange rate fluctuations	2.0%	2.3%	(4.8)%
Revenue growth/(decline) rate at constant currency	6.3%	(4.5)%	16.6%

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

	Fiscal Year Ended June 30,
	2025	2024	2023
	(pounds in thousands)
Profit before taxes	£24,113	£26,980	£114,163
Share-based compensation expense	32,045	34,678	31,058
Amortization of acquired intangibles assets	21,577	14,980	12,270
Foreign currency exchange losses, net	3,727	2,233	10,729
Restructuring costs	6,539	11,645	6,588
Exceptional property charges	—	1,925	—
Fair value movement of contingent consideration	(5,880)	(9,486)	(10,613)
Adjusted PBT	£82,121	£82,955	£164,195
(6) We monitor our adjusted free cash flow to better understand and evaluate our liquidity position and to develop future operating plans. Our adjusted free cash flow is our net cash generated from operating activities, plus grant received, less net purchases of non-current tangible and intangible assets and less settlement of change of control, or CoC, bonuses paid on acquisition. For a discussion of grant received, see “Operating Results — Cost of Sales” below. Adjusted free cash flow is not a measure calculated in accordance with IFRS. While we believe that adjusted free cash flow provides useful information to investors in understanding and evaluating our liquidity position in the same manner as our management, our use of adjusted free cash flow has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Further, other companies, including companies in our industry, may adjust their cash flows differently to capture their liquidity, which may reduce the value of free cash flow as a comparative measure. The following table presents a reconciliation of adjusted free cash flow to net cash generated from operating activities, the most directly comparable financial measure calculated and presented in accordance with IFRS, for each of the periods indicated:

	Fiscal Year Ended June 30,
	2025	2024	2023
	(in thousands)
Net cash generated from operating activities	£52,773	£54,392	£124,518
Grant received	274	707	494
Purchases of non-current assets (tangible and intangible)	(4,364)	(5,140)	(13,487)
Settlement of CoC bonuses on acquisition (1)	—	8,442	—
Adjusted free cash flow	£48,683	£58,401	£111,525
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
In the fiscal years 2025, 2024 and 2023, our top 10 clients contributed, in the aggregate, £279.4 million, or 36.2%, £240.5 million, or 32.5%, and £260.3 million, or 32.8%, of our total revenue, respectively. The following table shows the number of our clients by revenue on a trailing 12-month basis for the periods presented:

Revenue	Fiscal Year Ended June 30,
	2025	2024	2023
Over £5 Million	28	33	33
£2 - £5 Million	51	48	57
£1 - £2 Million	54	65	56
Less than £1 Million	486	549	565
Total	619	695	711
Cost of Sales
Direct cost of sales consists primarily of personnel costs, including salary, bonuses, share-based compensation, benefits, restructuring costs related to business optimization actions of management and travel expenses for our employees directly involved in delivery of our services, as well as software licenses and other costs that relate directly to the delivery of services. Included in the allocated cost of sales is the portion of depreciation and amortization expense attributable to the portion of our property and equipment and intangible assets utilized in the delivery of services to our clients. Our cost of sales is reported net of any income recognized from research and development credits and government grants arising from past operating activities where those activities are related directly to the delivery of services.
We were eligible to receive credits from the United Kingdom taxing authorities for qualifying research and development expenditures on an annual basis up to and including the year ended June 30, 2024. These credits were based on a fixed percentage (13% from April 1, 2020 to March 31, 2023, and 20% thereafter) of the cost of work that was directed and supervised from the United Kingdom and achieved an advance in technology that was uncertain at the outset of the work.
We recognized the income from these credits as an offset to cost of sales, and the receipt of credits was reflected in the statement of cash flows as cash generated from operating activities.
Beginning in the year ended June 30, 2025, the cost of work performed outside of the United Kingdom is no longer eligible for research and development credits. Accordingly, we are no longer expecting to claim significant research and development tax credits under the regime and we might not make any claim. Accordingly, no credit income in relation to these research and development credits has been recognized in our financial statements in the year ended June 30, 2025.

Gross Profit
Gross profit and gross margin, or gross profit as a percentage of total revenue, have been, and will continue to be, affected by various factors, including wage inflation and the impact of foreign exchange in the countries in which we operate. Inflation did not meaningfully impact our profitability in the fiscal year 2025. As a result of the challenging macroeconomic environment and demand softness, we controlled our cost base, mainly by limiting wage increases and by restructuring our headcount base, which has allowed us to deliver a reasonable margin.
Selling, General and Administrative Expenses
Selling, general and administrative expenses include: personnel costs sales and marketing expenses, external legal, accounting and other professional fees; acquisition-related transaction costs; and facilities-related and information technology hardware and software costs. Personnel costs includes salaries, bonuses, sales commissions, benefits and restructuring costs related to business optimization actions of management. Sales and marketing expenses include costs related to marketing programs, such as advertising, events, corporate communications and brand-building activities, and related travel costs.
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
Net Finance (Expense)/Income
Finance expense consists primarily of interest charges on borrowings and leases, running costs related to our revolving credit facility and unwinding of the discount and fair value re-measurements of deferred and contingent consideration. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in the statement of comprehensive income using the effective interest method. Finance income consists of interest income on funds invested and fair value re-measurements of deferred and contingent consideration. Interest income is recognized as it accrues in the statements of comprehensive income, using the effective interest method.
Net finance (expense)/income also reflects the net effect of realized and unrealized foreign currency exchange gains and losses.
Provision for Income Taxes
We are subject to income taxes in the United Kingdom, Romania, the United States and numerous other jurisdictions. Our provision for income taxes, which is reflected in our statements of comprehensive income as “tax on profit on ordinary activities,” consists primarily of liabilities for taxes due to, or potential claims from, tax authorities in the jurisdictions in which we operate. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted at the end of the applicable reporting period.
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

Results of Operations
The following table sets forth our consolidated statements of comprehensive income for the periods presented.

	Fiscal Year Ended June 30,
	2025	2024	2023
	(in thousands)
Consolidated Statements of Comprehensive Income:
Revenue	£772,255	£740,756	£794,733
Cost of sales:
Direct cost of sales(1)	(550,894)	(532,860)	(505,679)
Allocated cost of sales	(27,659)	(28,188)	(24,977)
Total cost of sales	(578,553)	(561,048)	(530,656)
Gross profit	193,702	179,708	264,077
Selling, general and administrative expenses(1)	(162,195)	(159,568)	(151,232)
Operating profit	31,507	20,140	112,845
Net finance (expense) / income	(7,394)	6,840	1,318
Profit before tax	24,113	26,980	114,163
Tax on profit on ordinary activities	(2,901)	(9,858)	(20,000)
Profit for the year and profit attributable to the equity holders of the Company	£21,212	£17,122	£94,163
(1) Includes share-based compensation expense as follows:

	Fiscal Year Ended June 30,
	2025	2024	2023
	(in thousands)
Direct cost of sales	£22,784	£25,902	£20,927
Selling, general and administrative expenses	9,261	8,776	10,131
Total	£32,045	£34,678	£31,058

The following table sets forth our consolidated statements of comprehensive income expressed as a percentage of total revenue:

	Fiscal Year Ended June 30,
	2025	2024	2023
Consolidated Statements of Comprehensive Income:
Revenue	100.0%	100.0%	100.0%
Cost of sales:
Direct cost of sales	(71.3)%	(71.9)%	(63.6)%
Allocated cost of sales	(3.6)%	(3.8)%	(3.1)%
Total cost of sales	(74.9)%	(75.7)%	(66.8)%
Gross profit	25.1%	24.3%	33.2%
Selling, general and administrative expenses	(21.0)%	(21.5)%	(19.0)%
Operating profit	4.1%	2.7%	14.2%
Net finance (expense) / income	(1.0)%	0.9%	0.2%
Profit before tax	3.1%	3.6%	14.4%
Tax on profit on ordinary activities	(0.4)%	(1.3)%	(2.5)%
Profit for the year and profit attributable to the equity holders of the Company	2.7%	2.3%	11.8%

Comparison of the Years Ended June 30, 2025 and 2024
Revenue

	Year Ended June 30,		% Change
	2025	2024	2025 vs. 2024
	(pounds in thousands)
Revenue	£772,255	£740,756	4.3%
Revenue for the year ended June 30, 2025 was £772.3 million, an increase of £31.5 million, or 4.3%, over 2024. In constant currency terms, revenue increased by 6.3% over 2024. The increase was primarily attributable to the contribution from GalaxE, as well as organic growth in the BCM and Insurance verticals. This growth was partially offset by declines in other verticals, reflecting the impact of an uncertain macroeconomic environment and the rapid evolution of the technology landscape, particularly the emergence of AI, which continues to cause delays in client decision-making.

	Year Ended June 30,		% Change
	2025	2024	2025 vs. 2024
	(pounds in thousands)
Payments	£144,739	£178,778	(19.0)%
BCM	£152,165	£110,706	37.4%
Insurance	£70,051	£62,472	12.1%
TMT	£146,936	£169,227	(13.2)%
Mobility	£65,104	£73,739	(11.7)%
Healthcare	91,481	44,893	103.8%
Other	£101,779	£100,941	0.8%
Total	£772,255	£740,756	4.3%
Revenue from clients in the Payments vertical decreased by £34.0 million, or 19.0%, to £144.7 million in 2025 from £178.8 million in 2024. The decline in the Payments vertical was primarily concentrated in the United Kingdom and North America, where certain larger clients have notably reduced the pace of their activities.
Revenue from clients in the BCM vertical increased by £41.5 million, or 37.4%, to £152.2 million in 2025 from £110.7 million in 2024. The vertical experienced organic growth, further bolstered by the GalaxE acquisition, across both the Banking and Capital Markets areas. Growth was more pronounced in North America and the United Kingdom, whereas the RoW region recorded a year-over-year decline.
Revenue from clients in the Insurance vertical increased by £7.6 million, or 12.1%, to £70.1 million in 2025 from £62.5 million in 2024. Growth was more robust in North America and the United Kingdom, driven predominantly by organic expansion, with a modest contribution from clients acquired with GalaxE. In contrast, the RoW region recorded a year-over-year decline, primarily due to reduced activity from a single client.
Revenue from clients in the TMT vertical decreased by £22.3 million, or 13.2%, to £146.9 million in 2025 from £169.2 million in 2024. The decline in the TMT vertical was primarily driven by reduced activity in Media and Telecommunications across most geographies, partially offset by an increase in the Technology area.
Revenue from clients in the Mobility vertical decreased by £8.6 million, or 11.7%, to £65.1 million in 2025 from £73.7 million in 2024. The decline was primarily attributable to reduced activity in the Travel area, with decreases observed across most geographies. Additionally, performance was impacted by softness in the Logistics area in North America and in the Automotive area within the RoW region, the latter largely due to a gradual ramp-down in activity with a major client in that space.
Revenue from clients in the Healthcare vertical increased by £46.6 million, or 103.8%, to £91.5 million in 2025 from £44.9 million in 2024. The growth in the Healthcare vertical was primarily driven by the contribution of clients acquired through the GalaxE acquisition, which included several large clients operating in the Healthcare area.
Revenue from clients in the Other verticals increased by £0.8 million, or 0.8%, to £101.8 million in 2025 from £100.9 million in 2024. Within the Other vertical, the Retail & Consumer Packaged Goods (“CPG”) area was a significant contributor to overall growth, alongside an uplift from clients acquired through the GalaxE transaction. These gains were largely offset by declines across the remaining areas within the vertical.

	Year Ended June 30,		% Change
	2025	2024	2025 vs. 2024
	(pounds in thousands)
North America	£294,655	£241,652	21.9%
Europe	£180,759	£191,206	(5.5)%
United Kingdom	£254,464	£247,598	2.8%
RoW	£42,377	£60,300	(29.7)%
Total	£772,255	£740,756	4.3%
Revenue from clients based in North America increased by £53.0 million, or 21.9%, to £294.7 million in 2025 from £241.7 million in 2024, with the growth seen in Healthcare and BCM (primarily driven by the contribution of clients acquired through the GalaxE acquisition), partly offset by decline in Payments, TMT and Mobility.
Looking at geographies, revenue from clients based in Europe (other than the United Kingdom) decreased by £(10.4) million, or (5.5)%, to £180.8 million in 2025 from £191.2 million in 2024, largely driven by decreases in the Media, Payments, and Tech verticals, partly offset by an increase in the Telecom, Logistics and BCM verticals.
Revenue from clients based in the United Kingdom increased by £6.9 million, or 2.8%, to £254.5 million in 2025 from £247.6 million in 2024, mainly driven by an increase in BCM, partly offset by a decrease in Payments.
Revenue from clients based in the RoW decreased by £(17.9) million, or (29.7)%, to £42.4 million in 2025 from £60.3 million in 2024. The decline was broad-based across most verticals, driven by the ramp-down of some clients gained through previous acquisitions in the region. This was partially offset by growth in the Payments vertical, where one of our major clients began expanding.
Revenue from our top 10 clients in 2025 increased by £38.9 million, or 16.2%, to £279.4 million compared to £240.5 million in revenue from our top 10 clients in 2024. The decline was primarily driven by some clients in the Payments and TMT verticals, while a few new clients from the Healthcare and BCM verticals entered the top 10 group. Revenue from our Top 10 clients accounted for 36.2% of revenue in 2025, compared to 32.5% in 2024.
Cost of Sales

	Year Ended June 30,		% Change
	2025	2024	2025 vs. 2024
	(pounds in thousands)
Cost of sales
Direct cost of sales	£(550,894)	£(532,860)	3.4%
Allocated cost of sales	(27,659)	(28,188)	(1.9)%
Total cost of sales	£(578,553)	£(561,048)	3.1%
Gross margin	25.1%	24.3%	0.8%
Total cost of sales increased by £17.5 million, or 3.1%, in 2025 compared to 2024. Direct cost of sales increased by £18.0 million, with the largest contributor being a £9.9 million increase in personnel costs, primarily due to GalaxE acquisition. Included in the direct cost of sales are £4.4 million of restructuring costs related to management-led business optimization and redundancy programs, compared to £9.1 million in 2024. Grant income decreased by £0.8 million in 2025 compared to 2024. Research and development (“R&D”) credits (in respect of innovative work we carried out for contract clients) decreased by £7.3 million in 2025 compared to 2024. No UK R&D credit income was recognized in fiscal year 2025 compared to £7.6 million in 2024. However, £0.5 million Poland R&D credits were recognized in 2025 compared to £0.2 million in 2024. Allocated cost of sales, which includes depreciation and amortization expense attributable to assets utilized in the delivery of services to our clients, decreased by £0.5 million, or (1.9)% in 2025, compared to 2024.
Gross margin improved to 25.1% in 2025 from 24.3% in 2024, an increase of 0.8%.
Selling, General and Administrative Expenses

	Year Ended June 30,		% Change
	2025	2024	2025 vs. 2024
	(pounds in thousands)
Selling, general and administrative expenses	£(162,195)	£(159,568)	1.6%
% of revenue	(21.0)%	(21.5)%
Selling, general and administrative expenses increased by £2.6 million, or 1.6%, in fiscal year 2025 compared to 2024. The increase in total selling, general and administrative expenses is primarily due to an increase in depreciation and amortization of £6.1 million, or 33.4%, in 2025 compared to 2024, mainly as a result of a £6.6 million increase in amortization of acquired intangible assets due to the GalaxE acquisition in 2024. Property costs also increased by £0.9 million or 4.5% as a result of increased rates in several locations. These increases were partially offset by a decrease in support functions costs of £1.3 million, including a decrease of £0.4 million in restructuring charges in 2025 compared to 2024. In addition, sales and marketing costs decreased by £3.1 million in 2025.
As a percentage of revenue, selling, general and administrative expenses decreased from 21.5% in fiscal year 2024 to 21.0% in fiscal year 2025, a decrease of 0.5%.
Net Finance (Expense) / Income

	Year Ended June 30,		% Change
	2025	2024	2025 vs. 2024
	(pounds in thousands)
Net finance (expense) / income	£(7,394)	£6,840	(208.1)%
% of revenue	(1.0)%	0.9%
Net finance income of £6.8 million in 2024 has moved to a finance expense of £7.4 million in 2025, reflecting an adverse movement of £14.2 million.
This movement was mainly attributable to an increase in the interest payable on the revolving credit facility draw downs and leases of £9.0 million compared to £4.4 million in 2024, offset by a decrease in the interest earned on bank deposits from £6.2 million in 2024 to £1.2 million in 2025, higher foreign exchange losses in 2025 of £3.7 million compared to £2.2 million in 2024 which included a £2.8 million loss arising from an Argentinian blue chip swap transaction used to allow the repatriation of cash from Argentina, which were partially offset by a decrease in the fair value movements arising from the remeasurement of deferred and contingent consideration payable on acquisitions from £9.1 million, including discount unwind, in 2024 to £5.8 million in 2025.

Provision for Income Tax

	Year Ended June 30,		% Change
	2025	2024	2025 vs. 2024
	(pounds in thousands)
Provision for income taxes	£(2,901)	£(9,858)	(70.6)%
Provision for income taxes decreased by £7.0 million, or 70.6%, in 2025 compared to 2024. The annual effective tax rate for 2025 was 12.0%, compared to an annual effective tax rate of 36.5% for 2024. The 2025 effective tax rate was significantly lower than 2024 primarily due to the impact of the release of the £3.8 million deferred tax liability related to Romanian withholding tax which contributed to a 15.8% decrease in the rate. This release arose due to the announcement on November 13, 2024 of a new Double Tax Treaty between the U.K. and Romania including a clause allowing exemption from withholding tax on dividend repatriations. This has been partially offset by a write off of a £1.4 million deferred tax asset in respect of US losses (see Notes 11 and 12) which increased the rate by 5.9%.

Comparison of the Years Ended June 30, 2024 and 2023

A comparison of fiscal years 2024 and 2023 can be found in “Item 5.A—Operating Results” in our Annual Report on Form 20-F for the fiscal year ended June 30, 2024, which was filed with the SEC on September 19, 2024.

B. Liquidity and Capital Resources.
Capital Resources
To date, we have financed our operations primarily through sales of information technology services, as well as borrowings under our revolving credit facilities and through our initial public offering, which we completed in July 2018. As of June 30, 2025, we had £59.3 million in cash and cash equivalents.
In February 2023, we entered into a Multicurrency Revolving Facility Agreement, or the Facility Agreement, with National Westminster Bank plc as agent, HSBC UK Bank plc, DNB (UK) Limited, Keybank National Association, Banco Bilbao Vizcaya Argentaria, S.A., London Branch and Fifth Third Bank, National Association as mandated lead arrangers, bookrunners and original lenders. The Facility Agreement, which replaced our previous £200.0 million unsecured facility, is an unsecured revolving credit facility in the amount of £350.0 million, or the Facility, with an initial term of three years. The term of £255.0 million of the Facility has subsequently been extended by two years, and the term of £95.0 million of the Facility has subsequently been extended by one year. The Facility Agreement also provides for uncommitted accordion options for up to an aggregate of £150.0 million in additional borrowing. The Facility Agreement is intended to support our future capital investments and development activities and is guaranteed by members of the Endava group from time to time in accordance with a typical guarantor coverage threshold mechanic. Loans under the Facility Agreement bear interest, at our option, at a rate equal to either the SONIA rate, the EURIBOR rate or the SOFR rate, plus an applicable margin ranging from 1.00% to 1.65% per annum, depending upon the net leverage ratio. The Facility Agreement contains customary representations and warranties and customary default provisions, affirmative and negative covenants applicable to the facility parties and our consolidated subsidiaries. As of June 30, 2025, there was £180.9 million drawn under the £350.0 million primary facility and £1.0 million utilized for bank guarantees issued by HSBC UK Bank plc, and we were not in breach of any covenants.

Future Capital Requirements
We believe that our existing cash and cash equivalents, together with cash generated from our operations, will be sufficient to meet our working capital expenditure requirements for the next 12 months and over the long term.

Our future capital requirements will depend on many factors, including our growth rate and any acquisitions we may complete.
Material Cash Requirements
The following table summarizes our material cash requirements as of June 30, 2025 and the effect such obligations are expected to have on our liquidity and cash flows:

	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years	Total
	(in thousands)
Revolving credit facility	£8,780	£194,896	£—	£—	£203,676
Lease liabilities	13,661	19,321	13,576	4,579	51,137
Financial guarantees	1,528	1,840	1,050	158	4,576
Short-term leases(1)	1,251	403	64	4	1,722
Leases contracted, but not yet commenced	498	1,108	348	—	1,954
Other long-term liabilities	—	—	—	552	552
Total	£25,718	£217,568	£15,038	£5,293	£263,617
(1) Includes lease contracts that qualify for the short-term lease exemption under IFRS 16, such as month-to-month arrangements, leases with terms of 12 months or less, and leases that can be terminated at any time by either party with short notice and without significant penalty.
As of June 30, 2025, we have property leases that expire at various dates through December 2032.
During fiscal year 2025, our Board of Directors authorized a share repurchase program (the “Share Repurchase Program”) to repurchase up to $150 million of our Class A ordinary shares (in the form of ADSs). We intend to fund repurchases under the Share Repurchase Program through a combination of cash generated from operations and debt funding under the Facility Agreement. Subject to market conditions and other factors, these repurchases may be commenced or suspended at any time or periodically without prior notice. During the fiscal year ended June 30, 2025, we repurchased an aggregate of 4,836,738 Class A ordinary shares under the Share Repurchase Plan for a cost of $85.4 million (£64.9 million). As of June 30, 2025, the remaining amount available for repurchase under the Share Repurchase program was $64.6 million. Post-year end between July 1, 2025 and August 29, 2025, we purchased an additional 1,885,753 Class A ordinary shares for a cost of $25.8 million. See note 27 to our consolidated financial statements appearing elsewhere in this Annual Report on Form 20-F for additional information on the Share Repurchase Program.
Cash Flows
The following table shows a summary of our cash flows for the years ended June 30, 2025, 2024 and 2023.

	Year Ended June 30,
	2025	2024	2023
	(in thousands)
Cash and cash equivalents at beginning of the year	£62,358	£164,703	£162,806
Net cash generated from operating activities	52,773	54,392	124,518
Net cash used in investing activities	(9,939)	(290,325)	(110,851)
Net cash (used in)/generated from financing activities	(45,130)	135,061	(10,998)
Effects of exchange rates on cash and cash equivalents	(717)	(1,473)	(772)
Cash and cash equivalents at end of the year	£59,345	£62,358	£164,703

Operating Activities
Operating activities provided £52.8 million of cash in the year ended June 30, 2025, primarily from profit before tax of £24.1 million and other non-cash items of £81.6 million, offset by tax paid of £12.8 million and adverse net movement in working capital of £40.2 million. The net changes in working capital were primarily driven by a net increase in trade receivables and accrued income of £20.2 million, a decrease in accruals of £5.3 million, a decrease in trade payables and deferred income of £7.4 million, a net decrease in other debtors and creditors of £9.4 million, slightly offset by a decrease in prepayments of £1.2 million.
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
Investing Activities
Investing activities used £9.9 million of cash in the year ended June 30, 2025, including cash paid for acquisition of various subsidiaries, including the settlement of deferred and contingent consideration, of £6.8 million. £4.4 million was invested in intangibles and property, plant and equipment relating to our office locations, partially offset by £1.3 million of interest received on bank deposits.
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
Financing Activities
Financing activities used £45.1 million of cash in the year ended June 30, 2025, including £64.8 million paid for repurchase of own shares, £12.4 million repayment of lease liabilities, £1.9 million repayment of lease interest and £8.6 million of interest and debt financing costs paid, partially offset by £42.2 million net proceeds from our revolving credit facility, proceeds from property subleases in Romania and Germany of £0.1 million and £0.3 million in grants received from the Romanian and North Macedonian governments.

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
D. Trend Information.
For a discussion of trends, see “Item 5.A—Operating Results” and “Item 5.B—Liquidity and Capital Resources.”
E. Critical Accounting Estimates
For a description of the critical accounting estimates, see note 3E to our consolidated financial statements appearing elsewhere in this Annual Report on Form 20-F.
Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management.
MANAGEMENT
Executive Officers and Directors
The following table sets forth certain information with respect to our executive officers and directors, including their ages as of August 15, 2025.

Name	Age	Position(s)
Executive Officers
John Cotterell	64	Chief Executive Officer, Director
Mark Thurston	61	Chief Financial Officer, Director
Rohit Bhoothalingam	52	General Counsel
Matt Cloke	51	Chief Technology Officer
Alastair Lukies	51	Chief Engagement Officer
Rob Machin	52	Chief People and Locations Officer

Non-Employee Directors
Trevor Smith	70	Chairman of the Board of Directors
Patrick Butcher	57	Director
Sulina Connal	57	Director
Ben Druskin	57	Director
Kathryn Hollister	65	Director
David Pattillo	65	Director
Unless otherwise indicated, the current business address for our executive officers and directors is c/o Endava plc, 125 Old Broad Street, London, EC2N 1AR, United Kingdom.
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
Alastair Lukies CBE has served as Chief Engagement Officer since July 2025 and is responsible for stakeholder engagement as well as chairing our Global Advisory Board. Mr. Lukies is Founder and Chairman of Pollinate International and Chairman of the Fintech Alliance. Mr. Lukies served as Founder and co-CEO of Monitise from 2003 to 2015, was a founding partner at Motive Partners and serves on its advisory board. Mr. Lukies serves on various advisory boards, including the Prostate Cancer Development Board, the FinTech Growth Fund and the Prime Minister’s Business Council.

Rob Machin has served as our Chief People and Locations Officer since July 2025 and is responsible for leading our delivery locations and the global people function, including people development and recruitment, while overseeing our global engineering capability across multiple delivery locations. Mr. Machin originally joined Endava in 2000 as our Chief Technical Officer. From September 2007 to September 2010, Mr. Machin served as an Executive Director at UBS Investment Bank. Mr. Machin re-joined Endava in 2010 as our U.K. Managing Director and has held various leadership roles, including running our Client Delivery Function and serving as Chief Operating Officer. A Fellow of the British Computer Society and Chartered IT Professional, Mr. Machin brings extensive experience in delivering large-scale IT programmes and complex technology transformations. Mr. Machin holds a first class honors degree from Durham University in Mathematics and Philosophy (B.Sc. Nat Sci).
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
Kathryn Hollister has served as a member of our board of directors since October 2022. Since June 2021, Ms. Hollister has served as a member of the board of directors of Clear Secure, Inc. and as a member of the board’s audit and compensation committees, including as chair of the audit committee since February 2025. From March 2021 to May 2022, Ms. Hollister served as a member of the board of directors of First Solar, Inc. Prior to that, Ms. Hollister served as the Chief Strategy Officer of Deloitte Global Tax and Legal practice from 2015 through 2019. Ms. Hollister worked at Deloitte from 1984 through September 2020 in a variety of leadership roles, including partner and managing partner of the U.S. Business Tax Service line, and served both public and private clients. Ms. Hollister was a member of the Board of Directors of Deloitte U.S. from 2008 to 2015 and of Deloitte’s Global Board of Directors from 2010 to 2015. In the community, Ms. Hollister has served multiple academic and charitable organizations, currently including the Board of Trustees of Duke University and the Boards of Directors for the University of Cincinnati Health Foundation and UC Health LLC, as well as 318 Foundation. A lawyer and a certified public accountant (registered but inactive, in Ohio), Ms. Hollister holds a B.A. from Duke University and a J.D. from the University of Cincinnati College of Law.
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
B. Compensation.
The following discussion provides the amount of compensation paid, and benefits in-kind granted, by us and our subsidiaries to our directors, executive officers and non-employee directors for services in all capacities to us and our subsidiaries for the fiscal year ended June 30, 2025, as well as the amount contributed by us or our subsidiaries into money purchase plans for the fiscal year ended June 30, 2025 to provide pension, retirement or similar benefits to our directors, members of our senior management and non-employee directors.
The following information on directors’ remuneration has been prepared in accordance with disclosure requirements for the company as a “quoted company” under the Companies Act.
Compensation of Directors
The table below details compensation paid or payable to our directors during the financial year ended June 30, 2025, and in the case of Messrs. Cotterell and Thurston, our executive directors, reflects the compensation paid for services as members of our senior management.

£000s		Salary and fees	Benefits(1)	Bonus(2)	Performance-based equity(3)	Multi-year service fixed(4,5)	Pension(7)	Total	Total fixed compensation	Total variable compensation
Executive Directors
John Cotterell	2025	500	12	—	—	391	32	935	935	—
Mark Thurston	2025	325	11	—	—	148	26	510	510	—
Non-Executive Directors
Trevor Smith	2025	75	—	—	—	138	—	213	213	—
Patrick Butcher(6)	2025	55	—	—	—	138	—	193	193	—
Sulina Connal	2025	55	—	—	—	138	—	193	193	—
Ben Druskin(6)	2025	55	—	—	—	138	—	193	193	—
Kathryn Hollister(6)	2025	59	—	—	—	138	—	197	197	—
David Pattillo(6)	2025	61	—	—	—	138	—	199	199	—
(1)     Messrs. Cotterell and Thurston receive a car allowance of £10,000 and £7,500, respectively, and also receive medical insurance, life assurance and income protection.
(2)        Messrs. Cotterell and Thurston will not receive a bonus for the fiscal year ended June 30, 2025 as the performance condition was not met.
(3)        For the executive directors, represents the value of short-term performance equity awards (in the form of performance share units (“PSUs”)) (the “short-term PSUs”) granted under the 2018 Equity Incentive Plan (the “EIP”) on August 3, 2024, excluding the long-term performance equity award (in the form of PSUs) (the “long-term PSUs”) that is subject to a three-year performance condition which will be disclosed, to the extent it is earned, in the report for the fiscal year ended June 30, 2027. The performance condition for the short-term PSUs was not met and the awards have since lapsed in full. For the purpose of this table, awards have been valued using a three-month average share price up to June 30, 2025 ($16.87) converted to GBP using the respective three-month average exchange rate (£12.64). Also represents the value of long-term PSUs, granted under the EIP, on December 13, 2022. The performance conditions for both the short-term PSU awards and the long-term PSU awards were not met and the awards have since lapsed in full.
(4)    For the executive directors, represents the value of long-term service equity awards (in the form of RSUs) granted under the EIP on August 3, 2024. These awards will vest, subject to continued employment and satisfactory performance (as determined by the Remuneration Committee), in October 2025, October 2026 and October 2027. For the purposes of this table awards have been valued using the 10-day average share price used to determine the number of shares to be granted ($30.094) converted to GBP (£23.47).
(5)    For the non-executive directors, represents the value of long-term service equity, granted in the form of RSUs, on December 13, 2024. These awards will vest (subject to satisfaction of the service condition) in December 2025. For the purposes of this table awards have been valued using the 10-day average share price used to determine the number of shares to be granted ($29.08) converted to GBP (£22.90).
(6)    Each of Messrs. Butcher, Druskin and Pattillo and Ms. Hollister elected to receive their annual fee for the fiscal year ended June 30, 2025 in the form of RSUs in lieu of cash. The number of RSUs was determined using the 10-day average share price on July 1, 2024 (equal to £21.55 when converted to GBP using the respective 10-day average exchange rate). On July 24, 2024, Messrs. Butcher, Druskin and Pattillo and Ms. Hollister received awards representing 2,588 RSUs, 2,588 RSUs, 2,870 RSUs, and 2,776 RSUs, respectively. The RSUs vested in four equal tranches on each of September 30, 2024, December 31, 2024, March 31, 2025, and June 30, 2025.
(7)    In line with other U.K. employees, the executive director pensions are based on an employer contribution of 7.5% of salary. Mr. Cotterell receives a cash allowance in lieu of pension and, taking into account a downward adjustment for the increased employer National Insurance contributions, receives an amount equal to 6.47% of salary.  Mr. Thurston makes a pension contribution of 7.5% via salary sacrifice and, taking into account an upward adjustment for the reduced employer National Insurance contributions, receives a contribution equal to 8.02% of salary.  Both of these adjustments are in line with adjustments made to pension benefits for other UK employees.

Non-Executive Director Service Agreements

We engage independent directors using standard terms as set out in our template letter of appointment. Independent directors are engaged from the commencement date of the letter of appointment for an initial term, until the conclusion of our next annual general meeting. Under the service agreements, Mr. Butcher, Mr. Druskin and Ms. Connal are entitled to receive an annual fee of £55,000, Mr. Smith is entitled to receive an annual fee of £75,000, Ms. Hollister is entitled to receive an annual fee of £59,000 and Mr. Pattillo is entitled to receive an annual fee of £61,000, in each case inclusive of fees payable for all duties. Non-executive directors can elect to receive their annual cash fee in the form of RSUs. Our independent directors are generally entitled to receive RSUs for each term of their engagement, at the remuneration committee’s sole discretion. Following termination of their appointment, independent directors are subject to a six-month non-competition restrictive covenant, a 12-month non-poach restrictive covenant and a 12-month non‑solicitation restrictive covenant and are not eligible to receive benefits upon termination.
Compensation of Executive Officers
For the fiscal year ended June 30, 2025, the aggregate compensation granted, accrued or paid to our non-director, executive officers for services in all capacities was £2 million. We do not set aside or accrue amounts to provide pension, retirement or similar benefits to members of our board of directors or executive officers.
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
This agreement may be terminated by either party giving the other 12 months’ notice in writing. We reserve the right to place the executive officer on garden leave at any time after notice has been given by either party, and to pay in lieu of notice. We may terminate the agreement without notice or payment in lieu of notice in certain circumstances as a result of the executive officer’s behavior or conduct, including for example, repeated breach of the service agreement after warning from us, dishonesty, gross misconduct or willful neglect in the discharge of their duties under the service agreement. On termination of this agreement, the executive officer is required to resign from our board of directors.
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
2025 Annual Cash Incentive
The annual cash incentive for the fiscal year ended June 30, 2025 was subject to an Adjusted PBT performance measure. No amount was payable unless a threshold level of performance was achieved. Payout levels are determined on a straight-line basis based on the outcome for Adjusted PBT between the threshold and maximum performance goals, starting at 0% for meeting the performance threshold. The table below sets out the performance targets applicable in the fiscal year ended June 30, 2025 and performance achieved against them.

Performance Measure	Weighting	Threshold (0% payout)	Maximum (100% payout)	FY25 Actual	FY25 outcome (% of base salary)
Adjusted PBT (£)[1]	100%	£89m	£117m	£82m	0%
(1)    For the avoidance of doubt, any charitable sponsorship that qualifies for a tax credit in Romania is ignored for the purposes of calculating the Adjusted PBT used for director remuneration purposes

Outstanding Equity Awards, Grants and Option Exercises
2025 Short-term performance equity
A portion of the executive directors’ remuneration in the fiscal year ended June 30, 2025 was delivered in the form of short-term PSUs granted under the EIP, which can be earned based on the achievement of financial performance goals measured over a one-year period. To the extent the relevant performance measures were met, the short-term PSUs vest in two equal tranches approximately 15 and 27 months after the date of grant, respectively. Awards represent 313% of base salary for Mr. Cotterell and 182% of base salary for Mr. Thurston.

Participant	Number of STI PSUs granted	Share price used for grant(1)	Face value(2) $000	Date of grant	End of performance period	Vesting dates
John Cotterell	66,658	$30.094	$2,006	August 3, 2024	June 30, 2025	October 31, 2025 (50%) October 31, 2026 (50%)
Mark Thurston	25,254	$30.094	$760	August 3, 2024
(1)    Based on the 10-day average closing share price to July 16, 2024, equal to £23.47 when converted to GBP using the respective 10-day average exchange rate.
(2)     Based on the share price used to determine the number of shares to be granted ($30.094) multiplied by the number of shares under award.

For the fiscal year ended June 30, 2025, the performance measures for the short-term PSUs included revenue growth, Adjusted PBT margin and Order Book metrics. No amount would be payable in respect of each measure unless a threshold level of performance was achieved. Payout levels are determined on a straight-line basis based on the outcome between the threshold and maximum performance goals, starting at 0% for meeting the performance threshold. The table below sets out the performance targets applicable in the fiscal year ended June 30, 2025, and the performance achieved against them.

Performance Measure	Weighting	Threshold (0% payout)	Maximum (100% payout)	FY25 Actual	FY25 outcome (% of maximum)
Revenue Growth (constant currency) (%)	40%	9.0%	22.3%	6.3%	0%
Adjusted PBT Margin (%)	40%	11.0%	13.0%	10.6%	0%
Order Book (£)	20%	£947.5m	£1,052.9m	£946.7m	0%
As performance against each of the metrics was below the threshold goals, none of the PSUs were earned and have since lapsed in full.
2025 Long-term performance equity
For the fiscal year ended June 30, 2025, the executive directors were also granted long-term PSUs under the EIP which may be earned based on certain financial performance goals measured over a three-year period (the “2025 long-term PSUs”). The 2025 long-term PSUs are eligible to vest in October 2027, based on whether a combination of three-year revenue, Adjusted PBT Margin and relative total shareholder return measures meet certain targets by June 30, 2027. Following vesting, any earned shares are subject to a two-year holding period through October 2028. Awards represent 313% of base salary for Mr. Cotterell and 182% of base salary for Mr. Thurston.

Participant	Number of LTI PSUs granted	Share price used for grant(1)	Face value(2) $000	Date of grant	End of performance period	Vesting dates	End of holding period
John Cotterell	66,658	$30.094	$2,006	August 3, 2024	June 30, 2027	October 31, 2027	October 31, 2029
Mark Thurston	25,254	$30.094	$760	August 3, 2024
(1)    Based on the 10-day average closing share price to July 16, 2024, equal to £23.47 when converted to GBP using the respective 10-day average exchange rate.
(2)     Based on the share price used to determine the number of shares to be granted ($30.094) multiplied by the number of shares under award.

No amount would be payable unless a threshold level of performance was achieved. Payout levels are determined on a straight-line basis based on the outcome between the threshold and maximum performance goals, starting at 25% for meeting the performance threshold. The table below sets out the performance measures applicable for the fiscal year ended June 30, 2025 through the fiscal year ending June 30, 2027.

Performance Measure	Weighting	Threshold (25% payout)	Maximum (100% payout)
Revenue (£m)	50%	Will be disclosed in FY2027 Form 20-F	Will be disclosed in FY2027 Form 20-F
Adjusted PBT Margin (%)	20%	Will be disclosed in FY2027 Form 20-F	Will be disclosed in FY2027 Form 20-F
Relative TSR (%)[1]	30%	50th percentile	75th percentile
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

The specific targets for the Revenue and Adjusted PBT goals are commercially sensitive and are therefore not disclosed. However, full details of the targets and performance against those targets will be disclosed in our FY2027 Annual Report, following completion of the three-year performance period.
2025 Long-term service equity
For the fiscal year ended June 30, 2025, the executive directors were also granted long-term service equity in the form of RSUs under the EIP which will vest, subject to continued employment and satisfactory performance (as determined by the Remuneration Committee), in equal tranches in October 2025, October 2026 and October 2027. Awards represent 78% of base salary for Mr. Cotterell and 46% of base salary for Mr. Thurston.

Participant	Number of RSUs granted	Share price used for grant(1)	Face value(2) $000	Date of grant	Vesting dates
John Cotterell	16,664	$30.094	$501	August 3, 2024	October 31, 2025 (1/3) October 31, 2026 (1/3) October 31, 2027 (1/3)
Mark Thurston	6,313	$30.094	$190	August 3, 2024

(1)    Based on the 10-day average closing share price to July 16, 2024, equal to £23.47 when converted to GBP using the respective 10-day average exchange rate.
(2)     Based on the share price used to determine the number of shares to be granted ($30.094) multiplied by the number of shares under award.

2023 Long-term performance equity
For the fiscal year ended June 30, 2023, the executive directors were granted long-term PSUs under the EIP, which may be earned based on certain financial performance goals measured over a three-year period (the “2023 long-term PSUs”). The 2023 long-term PSUs are eligible to vest in October 2025, based on whether a combination of three-year revenue, Adjusted PBT Margin and relative total shareholder return measures meet certain targets by June 30, 2025. Following vesting, any earned shares are subject to a two-year holding period through October 2027.

Participant	Number of LTI PSUs granted	Share price used for grant(1)	Face value(2) $000	Date of grant	End of performance period	Vesting dates	End of holding period
John Cotterell	26,804	$93.55	$2,508	December 13, 2022	June 30, 2025	October 31, 2025	October 31, 2027
Mark Thurston	8,819	$93.55	$825	December 13, 2022
(1)    Based on the 10-day average closing share price to June 22, 2022, equal to £76.03 when converted to GBP using the respective 10-day average exchange rate.
(2)     Based on the share price used to determine the number of shares to be granted ($93.55) multiplied by the number of shares under award.

No amount would be payable unless a threshold level of performance was achieved. Payout levels are determined on a straight-line basis based on the outcome between the threshold and maximum performance goals, starting at 25% for meeting the performance threshold. The table below sets out the performance measures applicable for the fiscal year ended June 30, 2023 through the fiscal year ended June 30, 2025.

Performance Measure	Weighting	Threshold (0% payout)	Maximum (100% payout)	FY25 Actual	FY25 outcome (% of maximum)
Revenue (£)	50%	1.1bn	1.3bn	£772m	0%
Adjusted PBT (£)	30%	225m	275m	£82m	0%
Relative TSR (%)[1]	20%	50th percentile	75th percentile	Below median	0%
(1)     Relative TSR is assessed independently against two separate peer groups: a sector peer group (50%) and the constituents of the S&P 500 Information Technology Sector Index at the date of grant (50%). The sector peer group for FY2025 awards comprises Accenture, Booz Allen Hamilton, Capgemini, CGI, CI&T, Cognizant Technology Solutions, EPAM Systems, Exponent, FTI Consulting, Globant S.A., Grid Dynamics, HCL Technologies, Huron Consulting Group, Infosys Limited, Kainos Group, Mindtree Limited, Perficient, Tata Consultancy Services Limited, Thoughtworks Holding and Wipro Limited.

As performance against each of the metrics was below the threshold goals, none of the PSUs were earned and have since lapsed in full. The Remuneration Committee determined that the formulaic outcome was appropriate given performance for the period and did not apply any discretionary adjustment.
Restricted Share Units
Awards of RSUs were made under the EIP to the non-executive directors on December 13, 2024.
The RSUs vest subject to the participant remaining in service to the Company for the duration of the Appointment Period, which is the period of time from the participant’s appointment at the Company’s Annual General Meeting of Shareholders, or AGM, to the next AGM the following year.

Participant	Number of RSUs	Share price used for grant(1)	Face value(2) $000	Date of grant	Date of vesting(3)
Trevor Smith	6,017	$29.08	$175	December 13, 2024	December, 2025
Patrick Butcher	6,017	$29.08	$175	December 13, 2024	December, 2025
Sulina Connal	6,017	$29.08	$175	December 13, 2024	December, 2025
Ben Druskin	6,017	$29.08	$175	December 13, 2024	December, 2025
Kathryn Hollister	6,017	$29.08	$175	December 13, 2024	December, 2025
David Pattillo	6,017	$29.08	$175	December 13, 2024	December, 2025
(1)     Based on the 10-day average share price up to December 12, 2024 used to determine the number of shares to be granted (equal to £22.90 when converted to GBP using the respective 10-day average exchange rate).
(2)    Based on the share price used to determine the number of shares to be granted ($29.08) multiplied by the number of shares under award.
(3)     Awards vest on October 31, 2025 or, if later, the date of the 2025 AGM (actual date to be confirmed), and will therefore vest (provisionally) on December 10, 2025.

Executive Directors’ Share Awards Outstanding at the 2025 Financial Year End

Award type	Held at June 30, 2024	Granted in year	Lapsed in year	Vested in year	Held at June 30, 2025	Date of grant	Option price	Market price on settlement date(1)	Vest Date	Date of expiry
John Cotterell
FY2021 EIP PSU	11,340	0	0	11,340	0	September 16, 2020	—	£18.26	(2)	N/A
FY2022 EIP PSU	17,857	0	0	8,928	8,929	August 9, 2021	—	£18.26	(3)	N/A
FY2023 EIP PSU	30,154	0	26,804	3,350	0	December 13, 2022	—	£18.26	(4)	N/A
FY2024 EIP PSU	47,698	0	0	0	47,698	July 31, 2023	—	n/a	(5)	N/A
FY2025 EIP PSU(6)	0	133,315	66,658	0	66,657	August 3, 2024	—	n/a	(7)	N/A
FY2025 EIP RSU(8)	0	16,664	0	0	16,664	August 3, 2024	—	n/a	(9)	N/A
FY2022 SSP(10)	82	0	82	0	0	November 5, 2021	£92.00	n/a	n/a	January 31, 2025
FY2023 SSP(10)	155	0	0	0	155	November 24, 2022	£57.40	n/a	December 1, 2025	November 24, 2032
FY2024 SSP(10)	218	0	0	0	218	November 28, 2023	£40.62	n/a	December 1, 2026	November 28, 2033
FY2025 SSP(10)	0	240	0	0	240	March 13, 2025	£17.67	n/a	April 1, 2028	March 13, 2035
Mark Thurston
FY2021 EIP PSU	5,670	0	0	5,670	0	September 16, 2020	—	£18.26	(2)	N/A
FY2022 EIP PSU	7,122	0	0	3,561	3,561	August 9, 2021	—	£18.26	(3)	N/A
FY2023 EIP PSU	9,921	0	8,819	1,102	0	December 13, 2022	—	£18.26	(4)	N/A
FY2024 EIP PSU	18,071	0	0	0	18,071	July 31, 2023	—	n/a	(5)	N/A
FY2025 EIP PSU(6)	0	50,508	25,254	0	25,254	August 3, 2024	—	n/a	(7)	N/A
FY2025 EIP RSU(8)	0	6,313	0	0	6,313	August 3, 2024	—	n/a	(9)	N/A
FY2022 SSP(10)	82	0	82	0	0	November 5, 2021	£92.00	n/a	n/a	January 31, 2025
FY2023 SSP(10)	155	0	0	0	155	November 24, 2022	£57.40	n/a	December 1, 2025	November 24, 2032
FY2024 SSP(10)	218	0	0	0	218	November 28, 2023	£40.62	n/a	December 1, 2026	November 28, 2033
FY2025 SSP(10)	0	240	0	0	240	March 13, 2025	£17.67	n/a	April 1, 2028	March 13, 2035
(1)    Converted to GBP using the prevailing exchange rate on the date of settlement.
(2)    Fully vested.
(3)    Awards vest in four equal tranches from October 31, 2022 to October 31, 2025.
(4)    The short-term PSU awards vested in two equal tranches from October 31, 2023 to October 31, 2024. The long-term PSU awards vest, subject to achievement, on October 31, 2025.
(5)    The short-term PSU awards vest in two equal tranches from October 31, 2024 to October 31, 2025. The long-term PSU awards will vest, subject to achievement, on October 31, 2026 and are subject to a further two-year holding period.
(6)    These awards were subject to multiple weighted performance metrics over the 2025 financial year as described above. The performance conditions related to the short-term performance equity award were not met and no shares subject to this award will be eligible to vest.

(7)    The short-term PSU awards vest in two equal tranches from October 31, 2025 to October 31, 2026. The long-term PSU awards will vest, subject to achievement, on October 31, 2027 and are subject to a further two-year holding period.
(8)    Long-term service equity in the form of RSUs.
(9)    Awards vest, subject to continued employment and satisfactory performance (as determined by the Remuneration Committee), in equal tranches on October 31, 2025 to October 31, 2027.
(10) Discounted ‘Share Success’ options granted under the EIP to all eligible employees, maturing on December 1, 2024 and subject to continued employment only. Non-discounted All-Employee ‘Share Success’ options granted under the EIP to all eligible employees, maturing on December 1, 2025 and December 1, 2026 and subject to continued employment only. Non-discounted 'Share Success' options granted under the 2018 Sharesave Plan to all eligible employees, maturing on April 1, 2028 and subject to continued employment only.

Directors’ Current Shareholdings and Interests in Shares
The table below provides details on the Directors’ current shareholdings as well as their interests in outstanding share awards as of June 30, 2025.

	Unconditionally-owned shares(1)	Shareholding guideline (% base salary)	Percentage of salary/fees applicable to share ownership requirement(2)	Share Awards		Share Options(9)
				EIP (unvested; still subject to performance)	EIP (unvested; subject only to service condition)	SSP (unvested options; not subject to performance)	Total
Executive Directors
John Cotterell	8,631,236(3)	300%	18913%	114,355(5)	25,593(6)	613	140,561
Mark Thurston	46,902	300%	177%(4)	43,325(5)	9,874(6)	613	53,812
Non-Executive Directors		Shareholding guideline ($ value)(7)	% guideline met(8)
Trevor Smith	73,853	$300,000	399%	—	6,017	—	6,017
Patrick Butcher	3.634	$300,000	48%	—	6,017	—	6,017
Sulina Connal	5,375	$300,000	57%	—	6,017	—	6,017
Ben Druskin	59,153	$300,000	326%	—	6,017	—	6,017
Kathryn Hollister	5,238	$300,000	56%	—	6,017	—	6,017
David Pattillo	36,450	$300,000	212%	—	6,017	—	6,017
(1)      Represents shares in which no connected persons hold any interests.
(2)     This value includes all unconditionally owned shares, plus the value of outstanding tranches of prior EIP awards that are subject to service conditions only (on a net of tax basis), valued using the share price at the end of the fiscal year ($15.00) converted to GBP of £10.94. Executive Directors are required to build and maintain a shareholding to the value of 300% of salary within five years of appointment.
(3)     Includes 1,990,000 shares held in trust.
(4)    Shareholding requirement was met as to 378% at the 2024 financial year end. Mr. Thurston has not sold any shares but the value of those shares has decreased.
(5)     Includes a number of EIP awards granted on July 31, 2023, subject to a performance period ending June 30, 2026 and a number of EIP awards granted on August 3, 2024, subject to a performance period ending June 30, 2027.
(6)    Includes a number of EIP awards granted on August 9, 2021, of which 100% were earned based on performance up to June 30, 2022. Includes a number of EIP awards granted on August 3, 2024 in the form of RSUs.
(7)    Following shareholder approval of the Remuneration Policy at the December 2022 AGM, non-executive directors are required to build and maintain a share holding equivalent to $300,000 from the approval of the policy or, if later, their date of appointment.
(8)    Valued using the closing share price at June 30, 2025 of $15.00.
(9)    There are no vested but unexercised options.

Equity Compensation Arrangements
We have granted options and equity incentive awards under our (1) Endava Share Option Plan, or the Share Option Plan, (2) Joint Share Ownership Plan, or the JSOP, (3) 2015 Long Term Incentive Plan, or the 2015 Plan, (4) Non-Executive Director Long Term Incentive Plan, or the Non-Executive Director Plan, (5) the EIP, (6) the 2018 Non-Employee Sub Plan, or the 2018 Sub Plan, (7) the 2018 Sharesave Plan, or the Sharesave Plan, (8) 2018 International Sub-Plan to the 2018 Sharesave Plan, or the International Sharesave Plan, and (9) the Share Success Plan (including the CSOP Sub-Plan thereto), a sub-plan to the 2018 Sharesave Plan, or the Share Success Plan. We refer to the Share Option Plan, the JSOP, the 2015 Plan, the Non-Executive Director Plan, the 2018 Plan, the 2018 Sub Plan, the Sharesave Plan, International Sharesave Plan, and Share Success Plan together as the “Plans”. As of June 30, 2025, there were 5,765,419 Class A ordinary shares available for issuance under the Plans, 6,965 of which are held by the EBT.
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
2018 Equity Incentive Plan
The 2018 Equity Incentive Plan, or the EIP, was adopted by our board of directors on April 16, 2018 and approved by our shareholders on May 3, 2018. The EIP allows for the grant of equity-based incentive awards to our employees, including employees who also serve as our directors. The material terms of the EIP are summarized below:
Eligibility and Administration
Our employees and directors, who are also our employees, and employees and consultants of our subsidiaries, referred to as service providers are eligible to receive awards under the EIP. The EIP is administered by our board of directors, which may delegate its duties and responsibilities to one or more committees of our directors and/or officers (referred to as the plan administrator below), subject to certain limitations imposed under the EIP, and other applicable laws and stock exchange rules. The plan administrator has the authority to take all actions and make all determinations under the EIP, to interpret the EIP and award agreements and to adopt, amend and repeal rules for the administration of the EIP as it deems advisable. The plan administrator also has the authority to determine which eligible service providers receive awards, grant awards, set the terms and conditions of all awards under the EIP, including any vesting and vesting acceleration provisions, subject to the conditions and limitations in the EIP.
Shares Available for Awards
The maximum number of Class A ordinary shares that may be issued under our EIP as of June 30, 2025 is 6,893,863 which includes Class A ordinary shares reserved for issuance under our 2018 Non-Employee Sub-Plan described below. No more than 16,050,000 Class A ordinary shares may be issued under the EIP upon the exercise of incentive share options. In addition, the number of Class A ordinary shares reserved for issuance under our EIP will automatically increase on January 1 of each year, commencing on January 1, 2019 and ending on (and including) January 1, 2028, in an amount equal to 2% of the total number of shares outstanding on December 31 of the preceding calendar year. Our board may act prior to January 1 of a given year to provide that there will be no increase for such year or that the increase for such year will be a lesser number of Class A ordinary shares. Class A ordinary shares issued under the EIP may be authorized but unissued shares, shares purchased on the open market or treasury shares.
If an award under the EIP, including the 2018 Non-Employee Sub-Plan, expires, lapses or is terminated, exchanged for cash, surrendered, repurchased, canceled without having been fully exercised or forfeited, any unused shares subject to the award will, as applicable, become or again be available for new grants under the EIP. Awards granted under the EIP in substitution for any options or other equity or equity-based awards granted by an entity before the entity’s merger or consolidation with us or our acquisition of the entity’s property or stock will not reduce the number of Class A ordinary shares available for grant under the EIP, but will count against the maximum number of Class A ordinary shares that may be issued upon the exercise of incentive options.

Awards
The EIP provides for the grant of options, share appreciation rights, or SARs, restricted shares, RSUs, PSUs, and other share-based awards. All awards under the EIP will be set forth in award agreements, which will detail the terms and conditions of awards, including any applicable vesting and payment terms, change of control provisions and post-termination exercise limitations. A brief description of each award type follows.
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
Certain Transactions
In connection with certain corporate transactions and events affecting our ordinary shares, including a change of control, another similar corporate transaction or event, another unusual or nonrecurring transaction or event affecting us or our financial statements or a change in any applicable laws or accounting principles, the plan administrator has broad discretion to take action under the EIP to prevent the dilution or enlargement of intended benefits, facilitate the transaction or event or give effect to the change in applicable laws or accounting principles. This includes canceling awards for cash or property, accelerating the vesting of awards, providing for the assumption or substitution of awards by a successor entity, adjusting the number and type of shares subject to outstanding awards and/or with respect to which awards may be granted under the EIP and replacing or terminating awards under the EIP. In addition, in the event of certain non-reciprocal transactions with our shareholders, the plan administrator will make equitable adjustments to the EIP and outstanding awards as it deems appropriate to reflect the transaction.
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

Plan Amendment and Termination
Our board of directors may amend or terminate the EIP at any time; however, no amendment, other than an amendment that increases the number of shares available under the EIP, may materially and adversely affect an award outstanding under the EIP without the consent of the affected participant and shareholder approval will be obtained for any amendment to the extent necessary to comply with applicable laws. Further, the plan administrator cannot, without the approval of our shareholders, amend any outstanding option or SAR to reduce its price per share or cancel any outstanding option or SAR in exchange for cash or another award under the EIP with an exercise price per share that is less than the exercise price per share of the original option or SAR. The EIP will remain in effect until the tenth anniversary of its effective date unless earlier terminated by our board of directors. No awards may be granted under the EIP after its termination.
Transferability and Participant Payments
Except as the plan administrator may determine or provide in an award agreement, awards under the EIP are generally non-transferrable, except by will or the laws of descent and distribution, or, subject to the plan administrator’s consent, pursuant to a domestic relations order, and are generally exercisable only by the participant. With regard to tax withholding obligations arising in connection with awards under the EIP, and exercise price obligations arising in connection with the exercise of options under the EIP, the plan administrator may, in its discretion, accept cash, wire transfer or cheque, our ordinary shares that meet specified conditions, a promissory note, a “market sell order,” such other consideration as the plan administrator deems suitable or any combination of the foregoing.
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
2018 Sharesave Plan
The Sharesave Plan was originally adopted by our board of directors on April 16, 2018 and approved by our shareholders on May 3, 2018. The Sharesave Plan was originally adopted as a U.K. tax advantaged share option plan that was intended to comply with the requirements of Schedule 3 to the Income Tax (Earnings and Pensions) Act 2003, or Schedule 3. On March 1, 2025, our board of directors amended the Sharesave Plan such that it is no longer intended to comply with the requirements of Schedule 3 (there having been no outstanding options subsisting under the 2018 Sharesave Plan at that time) and is instead to be used for the grant of options under the Share Success Plan, including the CSOP Sub-Plan thereto. The CSOP Sub-Plan is a U.K. tax advantaged share option plan that is intended to comply with the requirements of Schedule 4 to the Income Tax (Earning and Pensions) Act 2003. The material terms of the Sharesave Plan are summarized below:
Shares available for options
The maximum number of Class A ordinary shares that may be issued under our Sharesave Plan as of June 30, 2025 is 7,809,679 Class A ordinary shares, which includes Class A ordinary shares reserved for issuance under any overseas plan described below. In addition, the number of Class A ordinary shares reserved for issuance under our Sharesave Plan will automatically increase on January 1 of each year, commencing on January 1, 2019 and ending on (and including) January 1, 2028, in an amount equal to 2% of the total number of shares outstanding on

December 31 of the preceding calendar year. Our board of directors may act prior to January 1 of a given year to provide that there will be no increase for such year or that the increase for such year will be a lesser number of Class A ordinary shares.
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
All our employees and full-time directors are eligible to participate in the Share Success Plan, and qualifying employees of constituent companies (as designated from time to time) are eligible to participate in the CSOP Sub-Plan thereto.
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
Participation in the Share Success Plan (including the CSOP Sub-Plan) does not require any upfront payment. Awards thereunder take the form of options. The plan administrator will determine the number of shares covered by each option and the exercise price of each option, subject to the requirements of the CSOP legislation as regards CSOP option.
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
The plan administrator will determine the number of shares covered by each option under the Share Success Plan, the exercise price of each option and the conditions and limitations applicable to the exercise of each option, subject to the requirements of the CSOP legislation as regards CSOP options.
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
In connection with certain corporate transactions and events affecting our ordinary shares, including a change of control, another similar corporate transaction or event, another unusual or nonrecurring transaction or event affecting us or our financial statements or a change in any applicable laws or accounting principles, the plan administrator has broad discretion to take action under the Share Success Plan to prevent the dilution or enlargement of intended benefits, facilitate the transaction or event or give effect to the change in applicable laws or accounting principles. This includes canceling awards for cash or property, accelerating the vesting of awards, providing for the assumption or substitution of awards by a successor entity, adjusting the number and type of shares subject to outstanding awards and/or with respect to which awards may be granted under the Share Success Plan and replacing or terminating awards under the Share Success Plan. In addition, in the event of certain non-reciprocal transactions with our shareholders, the plan administrator will make equitable adjustments to the Share Success Plan and outstanding awards as it deems appropriate to reflect the transaction. The foregoing is subject to any requirements of the CSOP legislation as regards CSOP options.
In the event of any variation in our share capital, the board of directors may make such adjustment as it considers appropriate to the number of Class A ordinary shares under option and/or the price payable on the exercise of an option, subject to any requirements of the CSOP legislation as regards CSOP options.
2018 Sharesave Plan amendment
Our board of directors may, at any time, amend the provisions of the Sharesave Plan in any respect, provided that the prior approval of participants is obtained for any amendments that may materially impair participants.
Our board of directors may amend the Share Success Plan at any time; however, no amendment may materially and adversely affect an award outstanding under the Share Success Plan without the consent of the affected participant and shareholder approval will be obtained for any amendment to the extent necessary to comply with applicable laws. Further, the plan administrator cannot, without the approval of our shareholders, amend any outstanding option to reduce its price per share or cancel any outstanding option in exchange for cash or another award under the Share Success Plan with an exercise price per share that is less than the exercise price per share of the original option.
2018 International Sub-Plan
The 2018 International Sub-Plan to the 2018 Sharesave Plan was adopted by our board of directors on October 24, 2018. The 2018 International Sub-Plan is similar to the Sharesave Plan but modified to take account of local tax, exchange control or securities laws, regulation or practice. Class A ordinary shares made available under the 2018 International Sub-Plan will count against the limit on the number of new Class A ordinary shares that may be issued under the 2018 Sharesave Plan. The 2018 International Sub-Plan does not form part of the Share Success Plan.
Clawback Policy
Our board of directors has adopted an Incentive Compensation Recoupment Policy, or the Clawback Policy, effective as of October 2, 2023. The Clawback Policy is administered by our Remuneration Committee and was adopted in compliance with Section 10D of the Exchange Act and applicable rules of the New York Stock Exchange. The Clawback Policy provides that if we are required to record an accounting restatement, then we will seek to recover incentive-based compensation from certain current or former executive officers' that was erroneously awarded and received during the three completed fiscal years immediately preceding the date we are required to record such accounting restatement, as well as any transition period (resulting from a change in the Company’s financial year) within or immediately following those three completed financial years.
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
Audit Committee
The audit committee, which currently consists of Messrs. Butcher, Pattillo and Smith and Ms. Hollister, assists the board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. Mr. Pattillo serves as chairman of the committee. The audit committee consists exclusively of members of our board of directors who are financially literate, and Mr. Pattillo is considered an “audit committee financial expert” as defined by applicable SEC rules. Our board of directors has determined that all of the members of the audit committee satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The audit committee is governed by a charter that complies with New York Stock Exchange rules.

The audit committee’s responsibilities include, but are not limited to:
•assessing, reviewing and discussing with the executive officers, the board of directors and the independent auditors our financial statements and our financial reporting process, including significant issues regarding accounting principles, policies and practices;
•monitoring and reviewing with executive officers and the independent auditors the adequacy and effectiveness of internal control over financial reporting and disclosure controls and procedures;
•evaluating and making recommendations to the board of directors regarding the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;
•approving the audit services and non-audit services to be provided by our independent auditors;
•evaluating the independent auditors’ qualifications, performance and independence, and presenting its conclusions to the full board of directors on at least an annual basis; and
•approving or ratifying any related party transaction (as defined by applicable rules and regulations) in accordance with our applicable policies, as well as review management’s efforts to monitor compliance with company programs and policies adhering to applicable rules and regulations.
The audit committee meets as often as one or more members of the audit committee deem necessary, but in any event meets at least four times per year. The audit committee meets at least once per year with our independent accountant, without our senior management being present.
Remuneration Committee
The remuneration committee, which currently consists of Messrs. Butcher, Druskin and Smith and Mss. Hollister and Connal, assists the board of directors in determining executive officer compensation. Ms. Hollister serves as chair of the committee. Under SEC and New York Stock Exchange rules, there are heightened independence standards for members of the remuneration committee, including a prohibition against the receipt of any compensation from us other than standard board member fees. Although foreign private issuers are not required to meet this heightened standard with respect to all members, we have determined that all members meet this heightened standard.
The remuneration committee’s responsibilities include, but are not limited to:
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
The nominating and corporate governance committee’s responsibilities include, but are not limited to:
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
•periodically reviewing with our Chief Executive Officer the succession plans for our executive officers and making recommendations to our board of directors with respect to the selection of appropriate individuals to succeed to these positions; and
•overseeing and periodically reviewing and assessing ESG matters relevant to our business and operations.
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
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
The following table sets forth the beneficial ownership of our shares as of August 15, 2025:
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
The percentage ownership and voting power information shown in the table is based upon 40,782,810 Class A ordinary shares and 13,544,793 Class B ordinary shares outstanding as of August 15, 2025.
We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include ordinary shares issuable pursuant to the vesting of restricted stock units and the exercise of share options that are either immediately exercisable or exercisable on or before October 14, 2025, which is 60 days after August 15, 2025. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.
Except as otherwise noted below, the address for persons listed in the table is c/o Endava plc, 125 Old Broad Street, London, EC2N 1AR, United Kingdom.

	Class A Ordinary Shares Beneficially Owned		Class B Ordinary Shares Beneficially Owned		Total Voting Power †
	Shares	%	Shares	%	%
Name of Beneficial Owner
5% or Greater Shareholders
Alex Day	—	—	2,051,766	15.1	11.6
Goran Stevanovic	—	—	1,662,500	12.3	9.4
Kayne Anderson Rudnick Investment Management, LLC (1)	6,909,690	16.9	—	—	3.9
Invesco Advisers, Inc(2).	3,661,123	9.0	—	—	2.1
T. Rowe Price Investment Management, Inc(3)	2,178,821	5.3	—	—	1.2
Executive Officers and Directors:
John Cotterell(4)	141,236	*	8,490,000	62.7	48.3
Mark Thurston(5)	42,652	*	4,250	*	*
Rohit Bhoothalingam(6)	5,574	*	—	—	*
Matt Cloke(7)	1,920	*	—	—	*
Al Lukies(8)	—	—	—	—
Rob Machin(9)	122,056	*	—	—	*
Patrick Butcher(10)	3,634	*	—	—	*
Sulina Connal(11)	5,375	*	—	—	*
Ben Druskin(12)	47,778	*	11,375	*	*
Kathryn Hollister(13)	5,238	*	—	—	*
David Pattillo(14)	25,075	*	11,375	*	*
Trevor Smith(15)	12,478	*	61,375	*	*
All current executive officers and directors as a group (12 persons)(16)	412,016	*	8,578,375	63.3	48.9
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
(1)    Based solely on a Schedule 13G/A filed with the SEC on March 31, 2025. Consists of ADSs representing Class A ordinary shares. According to the filing, Kayne Anderson Rudnick Investment Management LLC, or KAR LLC, has (i) sole voting power over 1,287,397 ADSs, (ii) shared voting power over 4,624,090 ADSs, (iii) sole dispositive power over 1,379,998 ADSs and (iv) shared dispositive power over 4,624,090 ADSs; Virtus Investment Advisers, LLC., or Virtus Investment Advisers, has (i) sole voting power over zero ADSs, (ii) shared voting power over 4,016,372 ADSs, (iii) sole dispositive power over zero ADSs and (iv) shared dispositive power over 4,016,372 ADSs; and Virtus Equity Trust on behalf of Virtus KAR Small Cap Growth Fund, or Virtus Equity Trust, has (i) sole voting power over zero ADSs, (ii) shared voting power over 3,910,136 ADSs, (iii) sole dispositive power over zero ADSs and (iv) shared dispositive power over 3,910,136 ADSs.. The address of KAR LLC is 2000 Avenue of the Stars, Suite 1110, Los Angeles, CA 90067; the address of Virtus Investment Advisers is One Financial Plaza, Hartford, CT 06103; and the address of Virtus Equity Trust is 101 Munson Street, Greenfield, MA 01301.
(2)    Based solely on a Schedule 13G/A filed with the SEC on August 7, 2025. Consists of ADSs representing Class A ordinary shares held of record by clients of Invesco Ltd., or Invesco, over which Invesco may be deemed to exercise sole voting and dispositive power. The principal business address for Invesco is 1331 Spring Street NW, Suite 2500, Atlanta, GA 30309.
(3)    Based on a Schedule 13G/A filed with the SEC on August 14, 2025, T. Rowe Price Investment Management, Inc. no longer beneficially owned more than 5% of our ordinary shares as of June 30, 2025. Due to our ongoing share repurchase program and the ownership disclosed in the Schedule 13G/A, the beneficial ownership disclosed reflects the Company’s calculations based on its shares outstanding as of August 15, 2025 and the holdings set forth in the Schedule 13G/A. T. Rowe Price Investment Management, Inc.’s holdings consist of ADSs representing Class A ordinary shares held of record by clients of T. Rowe Price Investment Management, Inc. over which Investment Management, Inc. may be deemed to exercise sole voting and dispositive power. The principal business office of Investment Management, Inc. is 100 E. Pratt Street, Baltimore, Maryland, 21202.
(4)    Consists of (1) 6,500,000 Class B ordinary shares held directly by Mr. Cotterell and (2) 1,990,000 Class B ordinary shares held in a trust of which Mr. Cotterell is a trustee. Excludes (1) 140,321 Class A ordinary shares issuable under the EIP, none of which are exercisable within 60 days of August 15, 2025 and (2) 240 Class A ordinary shares issuable under the Sharesave Plan, none of which are exercisable within 60 days of August 15, 2025.
(5)    Excludes (1) 53,572 Class A ordinary shares issuable under the EIP, none of which are exercisable within 60 days of August 15, 2025 and (2) 240 Class A ordinary shares issuable under the Sharesave Plan, none of which are exercisable within 60 days of August 15, 2025.
(6)    Excludes (1) 37,806 Class A ordinary shares issuable under the EIP, none of which are exercisable within 60 days of August 15, 2025 and (2) 315 Class A ordinary shares issuable under the Sharesave Plan, none of which are exercisable within 60 days of August 15, 2025.
(7)    Excludes (1) 30,286 Class A ordinary shares issuable under the EIP, none of which are exercisable within 60 days of August 15, 2025 and (2) 315 Class A ordinary shares issuable under the Sharesave Plan, none of which are exercisable within 60 days of August 15, 2025.
(8)    Excludes 47,190 Class A ordinary shares issuable under the EIP, none of which are exercisable within 60 days of August 15, 2025.
(9)    Excludes (1) 35,500 Class A ordinary shares issuable under the EIP, none of which are exercisable within 60 days of August 15, 2025 and (2) 315 Class A ordinary shares issuable under the Sharesave Plan, none of which are exercisable within 60 days of August 15, 2025.
(10)    Excludes 10,864 Class A ordinary shares issuable under the EIP, none of which are exercisable within 60 days of August 15, 2025.
(11)    Excludes 6,017 Class A ordinary shares issuable under the EIP, none of which are exercisable within 60 days of August 15, 2025.
(12)    Excludes 10,864 Class A ordinary shares issuable under the EIP none of which are exercisable within 60 days of August 15, 2025.
(13)    Excludes 11,217 Class A ordinary shares issuable under the EIP, none of which are exercisable within 60 days of August 15, 2025.
(14)    Excludes 11,393 Class A ordinary shares issuable under the EIP, none of which are exercisable within 60 days of August 15, 2025.
(15)    Excludes 6,017 Class A ordinary shares issuable under the EIP, none of which are exercisable within 60 days of August 15, 2025.

(16) Excludes (1) 401,047 Class A ordinary shares issuable under the EIP, none of which are exercisable within 60 days of August 15, 2025 and (2) 1,425 Class A ordinary shares issuable under the Sharesave Plan, none of which are exercisable within 60 days of August 15, 2025.

Based on a Schedule 13G/A filed with the SEC on November 14, 2024, BAMCO, Inc., Baron Capital Management, Inc. and Ronald Baron no longer beneficially owned more than 5% of our ordinary shares. Based on a Schedule 13G/A filed with the SEC on November 13, 2024, Capital International Investors no longer beneficially owned more than 5% of our ordinary shares. Based on a Schedule 13G filed with the SEC on February 9, 2024, Grandeur Peak Global Advisors, LLC no longer beneficially owned more than 5% of our ordinary shares. Based on a Schedule 13G/A filed with the SEC on May 10, 2024, T. Rowe Price Associates and related entities no longer beneficially owned more than 5% of our ordinary shares. To our knowledge, other than as disclosed above, no major shareholder has disclosed a significant change in its percentage ownership of our ordinary shares during the three years ended June 30, 2025.

We are not aware of any arrangement whereby we are directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly, nor are we aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
Record Holders
As of August 15, 2025, 54,327,603 of our ordinary shares (including ordinary shares represented by ADSs) were issued and outstanding. To our knowledge, less than 1% of our total outstanding Class A ordinary shares were held by 21 record holders in the United States. As of August 15, 2025, to our knowledge, less than 1% of our outstanding Class B ordinary shares are held by two record holders in the United States. Additionally, approximately 90.3% of our total outstanding Class A ordinary shares are held by a nominee of the depositary for the ordinary shares underlying our ADSs. The actual number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States as the calculation of record holders does not include beneficial owners whose ordinary shares or ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.
B. Related Party Transactions.

Policies and Procedures for Related Party Transactions

We have adopted a related party transaction policy that sets forth our procedures for the identification, review, consideration and approval, ratification or prohibition of related party transactions. For the purposes of our policy, a related party transaction is a transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships, in which we or any of our subsidiaries and any related party are, were or will be participants in which the amount involved exceeds $120,000 or which is unusual in its nature or conditions. A transaction, arrangement or relationship in which a related party’s participation is solely due to that related party’s position as a director of an entity that is participating in such transaction, arrangement or relationship is not considered a related party transaction under the policy. A related party is any enterprise that directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, our company; an associate (i.e., any unconsolidated enterprise in which we have a significant influence or which has significant influence over us); any individual owning, directly or indirectly, an interest in the voting power of our share capital that gives them significant influence over us, and close members of any such individual’s family; any key management personnel (i.e., those persons having authority and responsibility for planning, directing and controlling our activities, including directors and senior management and close members of such individuals’ families); or an enterprise in which a substantial interest in the voting power of our share capital is owned, directly or indirectly, by any person described in the prior two clauses or over which such a person is able to exercise significant influence, including enterprises owned by our directors or major shareholders and enterprises that have a member of key management in common with us.

Under the policy, if a transaction has been identified as a related party transaction, including any transaction that was not a related party transaction when originally consummated or any transaction that was not initially identified as a related party transaction prior to consummation, our management must present information regarding the related party transaction to our audit committee, or, if audit committee approval would be inappropriate, to another independent body of our board of directors for review, consideration, approval, ratification or prohibition. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related parties, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third- party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant shareholder to enable us to identify any existing or potential related party transactions and to effectuate the terms of the policy. In addition, under our Code of Business Conduct and Ethics, our employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

Certain Relationships and Related Party Transactions

The following is a summary of transactions we have entered into since July 1, 2024 to with any of our then directors, executive officers or holders of more than 5% of any class of our voting securities at the time of such transaction, or any members of such person’s immediate family that are material to us or the related party.

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
Employment of Family Member
Since August 2025, we have employed the brother-in-law of Alastair Lukies, our Chief Engagement Officer, as a Partnerships & Alliances Executive. His employment contract is on our standard terms and his remuneration is within the range set for employees of his grade and position.
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
On August 26, 2024, we and certain of our directors and officers were named in a putative class action lawsuit in the United States District Court for the Southern District of New York captioned Hendrick Mueller et al. v. Endava plc et al. The class action, brought on behalf of an investor and others similarly situated between May 23,

2023 and February 28, 2024, asserts claims against the Company, our Chief Executive Officer and Chief Financial Officer for violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder, based on, among other things, the dissemination of statements allegedly containing material misstatements and/or omissions about our business, operations and prospects. Other similar lawsuits or proceedings may be initiated in the future. The defendants intend to defend vigorously against this action.
Dividend Distribution Policy
Our dividends are declared at the discretion of our board of directors. We declared an aggregate of £18.2 million in dividends during the fiscal year ended June 30, 2016. We did not pay any dividends in the fiscal years from 2017 to 2025 and do not anticipate paying any dividends for the foreseeable future. We intend to retain all available funds and any future earnings for use in the operation and expansion of our business. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors in compliance with applicable legal requirements and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, our strategic goals and plans to expand our business, applicable law and other factors that our board of directors may deem relevant. In addition, our revolving credit facility limits our ability to pay dividends, with certain exceptions. See “Risk Factors — We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our ADSs.”
B. Significant Changes
Since June 30, 2025, no significant change has occurred.
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
The acquisition was made pursuant to the terms of a merger agreement between Endava Delaware Holdings, Inc, Endava Delaware, Inc., Endava plc and GalaxE Group, Inc., among others, dated February 29, 2024, or the “Merger Agreement”. The Merger Agreement is incorporated as Exhibit 4.10 to this Annual Report on Form 20-F.
The total consideration included elements of cash, equity, deferred and contingent consideration. The cash consideration was $355 million, with a further $502,239 paid in post-closing adjustments based on the cash, debt and working capital of GalaxE as of the closing date. Equity consideration consisted of 545,802 Class A shares that were issued to the GalaxE sellers, subject to a lock-up period, with a fair value of equity consideration of $20 million using a share price at acquisition date of $36.43. In addition, $30 million of contingent consideration was payable upon fulfillment of certain earn-out conditions related to revenue of GalaxE during the earn-out period, which expired on December 31, 2024. Those earn-out conditions were not met and the contingent consideration was not paid.
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
Although PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets, we believe we were not a PFIC for our 2024 tax year and we do not expect to be a PFIC for our current taxable year. There can be no assurance that we will not be a PFIC in future taxable years. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS, will agree with our conclusion, that the IRS would not successfully challenge our position, and that a court would not sustain the IRS’s challenge. Because of the uncertainties involved in establishing our PFIC status, our U.S. counsel expresses no opinion regarding our PFIC status.
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
EACH U.S. HOLDER IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN OUR ADSs IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE AND LOCAL TAX LAWS AND NON-U.S. TAX LAWS AND THE IMPACT OF ANY POTENTIAL CHANGE IN LAW
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
Except to the extent that the position of non-U.K. resident persons is expressly referred to, this guide relates only to persons who are resident for tax purposes solely in the United Kingdom and do not have a permanent establishment, branch, agency (or equivalent) or fixed base in any other jurisdiction with which the holding of the ADSs is connected, or U.K. Holders, who are absolute beneficial owners of the ADSs (where the ADSs are not held through an Individual Savings Account or a Self-Invested Personal Pension) and who hold the ADSs as investments.
This guide may not relate to certain classes of U.K. Holders, such as (but not limited to):
•persons who are connected with the company;
•financial institutions;
•insurance companies;
•charities or tax-exempt organizations;
•collective investment schemes;
•pension schemes;
•market makers, intermediaries, brokers or dealers in securities;

•persons who have (or are deemed to have) acquired their ADSs by virtue of an office or employment or who are or have been officers or employees of the company or any of its affiliates; and
•individuals to whom split-year treatment applies or who are subject to U.K. taxation under the U.K.’s foreign income and gains regime that came into force with effect from April 5, 2025.
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
THESE PARAGRAPHS ARE A SUMMARY OF CERTAIN U.K. TAX CONSIDERATIONS AND ARE INTENDED AS A GENERAL GUIDE ONLY. IT IS RECOMMENDED THAT ALL HOLDERS OF ADSs OBTAIN ADVICE AS TO THE CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSAL OF THE ADSs IN THEIR OWN SPECIFIC CIRCUMSTANCES FROM THEIR OWN TAX ADVISORS. IN PARTICULAR, NON-U.K. RESIDENT PERSONS ARE ADVISED TO CONSIDER THE POTENTIAL IMPACT OF ANY RELEVANT DOUBLE TAXATION AGREEMENTS.
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
All dividends received by an individual U.K. Holder from us or from other sources will form part of that U.K. Holder’s total income for income tax purposes and will constitute the top slice of that income. A nil rate of income tax will apply to the first £500 of taxable dividend income received by the individual U.K. Holder in the tax year 2025/2026. Income within the nil rate band will be taken into account in determining whether income in excess of the £500 tax-free allowance falls within the basic rate, higher rate or additional rate tax bands.
Dividend income in excess of the tax-free allowance will (subject to the availability of any income tax personal allowance) be taxed at 8.75% to the extent that the excess amount falls within the basic rate tax band, 33.75% to the extent that the excess amount falls within the higher rate tax band and 39.35% to the extent that the excess amount falls within the additional rate tax band.
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
If an individual U.K. Holder who is subject to U.K. income tax at either the higher or the additional rate is liable to U.K. capital gains tax on the disposal of ADSs, the current applicable rate will be 24%. For an individual U.K. Holder who is subject to U.K. income tax at the basic rate and liable to U.K. capital gains tax on such disposal, the current applicable rate would be 18%, save to the extent that any capital gains when aggregated with the U.K. Holder’s other taxable income and gains in the relevant tax year exceed the unused basic rate tax band. In that case, the rate currently applicable to the excess would be 24%.
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
In the fiscal year ended June 30, 2025, 29.3% of our sales were denominated in the British Pound, 43.4% of our sales were denominated in U.S. dollars, 19.2% were denominated in Euros and the balance was in other currencies. Conversely, during the same time period, 45.6% of our expenses were denominated in Euros (or in currencies that largely follow the Euro, including the RON) and 21.4% in U.S. dollars. As a result, strengthening of the Euro relative to the British Pound and weakening of the U.S. dollar relative to the British Pound present the most significant risks to us. Any significant fluctuations in currency exchange rates may have a material impact on our business.
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

Interest Rate Risk
We had cash and cash equivalents of £59.3 million as of June 30, 2025, which consisted of readily available bank deposits in various currencies, principally Euro, U.S. Dollar, British Pound and RON. These investments earn interest at variable rates and, as a result, decreases in market interest rates would generally result in decreased interest income.
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
Concentration of Credit and Other Risk
During the fiscal years ended June 30, 2025, 2024 and 2023, our 10 largest clients based on revenue accounted for 36.2%, 32.5%, and 32.8% of our total revenue, respectively. No client contributed more than 10% of our revenue in the fiscal years ended June 30, 2025 and 2024, and our largest client contributed 10.7% of our revenue in the fiscal year ended June 30, 2023.
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
ADS holders will also be responsible for paying certain charges such as:
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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of June 30, 2025. Based on this evaluation, management has concluded that our disclosure controls and procedures as of June 30, 2025 were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

Management's Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d15(f) under the Exchange Act) and for the assessment of the effectiveness of our internal control over financial reporting. Management, with the participation of our Chief

Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), assessed our internal control over financial reporting based upon the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of June 30, 2025.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers LLP, who audited the consolidated financial statements included in this annual report, have audited the effectiveness of the Company’s internal control over financial reporting as of June 30, 2025. PricewaterhouseCoopers LLP’s report is included on page F-2 of this Annual Report on Form 20-F.

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
Item 16B. Code of Ethics.
We have adopted a Code of Business Conduct and Ethics, or Code of Conduct, that is applicable to all of the directors, executives, employees and independent contractors of Endava and our subsidiaries. A copy of the Code of Conduct is available on our website at www.endava.com. The board of directors is responsible for overseeing the Code of Conduct and must approve any waivers of the Code of Conduct for directors, executives, employees and independent contractors. If we make any substantive amendments to the Code of Conduct or grant any waiver from a provision of the Code of Conduct and Ethics to any director or executive officer, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, we will promptly disclose the nature of the amendment or waiver on our website.

Item 16C. Principal Accountant Fees and Services.
PricewaterhouseCoopers LLP has served as our independent registered public accountant since December 2022. Aggregate fees for professional services provided to us for the fiscal year ended June 30, 2025 and 2024 were as follows:

	Year Ended June 30,	Year Ended June 30,
	2025	2024
	(pounds in thousands)	(pounds in thousands)
Audit Fees(1)	£3,064	£3,504
Audit-Related Fees(2)	299	285
Tax Fees(3)	80	245
All Other Fees(4)	18	96
Total	£3,461	£4,130

(1) “Audit Fees” are the aggregate fees for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.
(2) “Audit-Related Fees” are the aggregate fees for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. Audit-Related fees for the years ended June 30, 2025 and 2024 relate to quarterly review fees.
(3) “Tax Fees” are the aggregate fees for professional services rendered by the principal accountant for tax compliance.
(4) “All Other Fees” are any additional amounts for products and services provided by the principal accountant, mainly ESG assurance services for the year ended June 30,2024 and a paid subscription to general accounting and reporting guidance for the year ended June 30, 2025.
Our audit committee reviews and pre-approves the scope and the cost of audit services related to us and permissible non-audit services performed by the independent auditors. All of the services related to us provided by PricewaterhouseCoopers LLP during the last fiscal year have been pre-approved by the audit committee.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer
The following table sets forth information regarding our purchases of our Class A ordinary shares during the year ended June 30, 2025.

Period	Total Number of Shares Purchased(1)	Average Price Paid per Share ($)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Amount that May Yet Be Purchased under the Plans or Programs
March 1 to March 31, 2025	1,061,377	$21.72	1,061,377	$76,943,650
April 1 to April 30, 2025	914,529	$18.19	914,529	$60,311,599
May 1 to May 31, 2025	1,334,885	$16.15	1,334,885	$88,752,521
June 1 to June 30, 2025	1,525,947	$15.80	1,525,947	$64,642,050
Total	4,836,738	$17.65	4,836,738	$64,642,050
(1) On February 20, 2025, we announced that our Board of Directors had authorized a share repurchase program (the “Share Repurchase Program”) to repurchase up to $100 million of our Class A ordinary shares (in the form of ADSs) on the open market or in privately negotiated transactions, or otherwise in accordance with applicable federal securities laws, including Rule 10b5-1 and Rule 10b-18 of the Exchange Act. On March 14, 2025, at a general meeting our shareholders approved the form of share repurchase contracts and the counterparties with whom we may enter into share repurchase contracts. The shareholder approval is valid for a period of five years from the date of the meeting. On May 14,

2025, we announced that our Board of Directors had authorized the repurchase of up to an additional $50 million of Class A ordinary shares (in the form of ADSs) under the Share Repurchase Program, bringing the maximum amount of Class A ordinary shares to be repurchased under the Share Repurchase Program to $150 million. Subject to market conditions and other factors, these repurchases may be commenced or suspended at any time or periodically without prior notice.

The amounts presented in the above table are shown in USD. For details regarding the impact in GBP, please refer to Note 27 of this Annual Report on Form 20-F.

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
Before beginning the use of products or services which could expose confidential information of us or our clients to any third party and/or which would be critical to the provision of services to our clients, we have processes in place designed to assess the risks that the use of a vendor and any associated products/services pose. In order to perform such an assessment, we have developed a vendor risk management program to manage cybersecurity risks associated with the use of third-party providers. Depending on the nature of the services provided, the sensitivity of the Information Systems and Data at issue, our vendor risk management process may involve different levels of assessment designed to help identify cybersecurity risks associated with a provider and impose on the provider contractual obligations related to cybersecurity. The vendor risk management program includes a risk assessment that is performed through security questionnaires, review of business continuity and disaster recovery preparedness documentation, review of security accreditations, evaluation of penetration testing assessments, internet footprint and in-context technical risk assessments.
Our assessment and management of material risks from cybersecurity threats are integrated into the Company’s overall risk management processes. For example, (i) cybersecurity risk is addressed as a component of the Company’s enterprise risk management program and identified in the Company’s risk register, (ii) our Risk Committee and CISO evaluate and monitor material risks from cybersecurity threats against our overall business objectives, and (iii) the Audit Committee and Board of Directors are provided with regular updates on our risk register and cybersecurity events, including response plans and remedial actions.
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
Each quarter, our Information Security team prepares a report on cybersecurity events, risks, mitigation actions and strategy, and the Chief Information Security Officer, or “CISO”, presents this to the Board of Directors. Our cybersecurity risk assessment and management processes are implemented and maintained by our CISO, who is also responsible for hiring appropriate personnel, helping to integrate cybersecurity risk considerations into the Company’s overall risk management strategy, and communicating key priorities to relevant personnel. Our CISO has over 40 years of experience in senior IT and technology roles, focused over the last 25 years on security in both the public and private sectors including CISO roles for the UK government, law enforcement, global technology companies and FTSE100 companies. Our Information Security team is comprised of a dedicated team of security experts with extensive cybersecurity qualifications and certifications and specialized experience in the cybersecurity domain. Members of our CSCoE, offensive security team and governance, risk and compliance teams have experience in information security, cyber threat defense, risk management, IT systems auditing, process analysis, personal data protection, security awareness and physical security. These teams are responsible for approving budgets, helping prepare for cybersecurity incidents, approving cybersecurity processes, and reviewing security assessments and other security-related reports.
Our CSCoE and Information Security teams track and log cybersecurity events across the Company, including those related to our vendors and third-party service providers. These events are categorized and assigned a severity score. Significant cybersecurity events are reviewed regularly and, if appropriate, escalated to a multidisciplinary Risk Assessment Team (that includes members of the Security, Legal, Data Protection, Finance teams) which investigates and responds to the cybersecurity event. If the Risk Assessment Team deems the cybersecurity event as a potentially material incident, it is escalated to the Materiality Assessment Team, which is made up of our Chief Financial Officer, General Counsel, Chief Information Security Officer, Chief Technology Officer, Chief Operating Officer, Chief People Officer and Chief Information Officer, for any additional investigation and materiality determination. The Materiality Assessment Team escalates any potentially material cybersecurity incidents to the Board of Directors and we consult with outside counsel as appropriate to assess potential disclosure obligations.
PART III
Item 17. Financial Statements.
See pages F-1 through F-76 of this Annual Report on Form 20-F.
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

4.1+	Endava Share Option Plan (incorporated by reference to Exhibit 10.1 to our F-1 Registration Statement)
4.2+	Endava Joint Share Ownership Plan (incorporated by reference to Exhibit 10.2 to our F-1 Registration Statement)
4.3+	Endava Limited 2015 Long Term Incentive Plan (incorporated by reference to Exhibit 10.3 to our F-1 Registration Statement)
4.4+	Endava Limited 2017 Non-Executive Director Long Term Incentive Plan (incorporated by reference to Exhibit 10.4 to our F-1 Registration Statement)
4.5+	Endava plc 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to our F-1 Registration Statement)
4.6*+	Endava plc 2018 Sharesave Plan as amended, and Share Success Plan
4.7+	Endava plc 2018 International Sub-Plan to the Endava 2018 Sharesave Plan (incorporated by reference to Exhibit 4.7 of our 2019 20-F)
4.8	Form of Deed of Indemnity for Directors and Officers (incorporated by reference to Exhibit 10.8 to our F-1 Registration Statement)
4.10†
Merger Agreement between Endava Delaware Holdings, Inc, Endava Delaware, Inc., Endava plc and GalaxE Group, Inc., among others, dated February 29, 2024 (incorporated by reference to Exhibit 4.10 of our Annual Report on Form 20-F for the year ended June 30, 2024 (File No. 0138607) filed with the Commission on September 19, 2024 (the “2024 20-F”))

4.11
Multicurrency Revolving Facility Agreement dated February 8, 2023, among Endava plc, the Original Borrowers, the Original Guarantors, the Mandated Lead Arrangers, the Original Lenders and National Westminster Bank PLC, as agent (incorporated by reference to Exhibit 99.2 to our Current Report on Form 6-K (File No. 001-38607) filed with the Commission on February 9, 2023)

8.1	Significant Subsidiaries of Endava plc
11.1	Endava plc Share Dealing Code (incorporated by reference to Exhibit 11.1 of our 2024 20-F)
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
97.1	Endava plc Incentive Compensation Recoupment Policy (incorporated by reference to Exhibit 97.1 of our 2024 20-F)
101.INS*	XBRL Instance Document - the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH*	XBRL Taxonomy Extension Schema with Embedded Linkbase Documents
104	Cover page, formatted as Inline XBRL and contained in Exhibit 101
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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Endava plc

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Endava plc and its subsidiaries (the “Company”) as of June 30, 2025 and 2024, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended June 30, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of June 30, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2025 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of acquired client relationships – GalaxE acquisition

As described in Notes 3 and 15 to the consolidated financial statements, during the year ended June 30, 2024, the Company entered into a Share Purchase Agreement pursuant to which it acquired all the issued and outstanding equity of GalaxE and recognised an intangible asset for client relationships of £66.3 million. The acquisition accounting for the GalaxE acquisition was finalised during the measurement period and considered final as at June 30, 2025 with an increase of fair value to £69.3 million. Intangible assets subject to valuation include client relationships. The multi-period excess earnings method (“MEEM”) was applied to determine the final fair value of the client relationship intangible asset. Management applied significant judgment in estimating the fair value of the GalaxE client relationship intangible assets acquired, which required developing assumptions with respect to the timing and amounts of client attrition rates and discount rates.

The principal considerations for our determination that performing procedures relating to valuation of acquired client relationships – GalaxE acquisition is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the acquired client relationships intangible asset; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s valuation method and significant assumptions related to the discount rate and the client attrition rate, and (iii) the audit effort involved the use of professionals with specialised skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of acquired client relationships recognised as intangible assets, including controls over the development of significant assumptions. These procedures also included, among others, (i) testing management’s process for determining the fair value of the acquired client relationships intangible asset, (ii) testing the mathematical accuracy of the model, (iii) testing the completeness and accuracy of data used in the model, (iv) evaluating the appropriateness of the MEEM used by management; and (v) evaluating the reasonableness of significant assumptions used by management related to the discount rate and the client attrition rate. Evaluating management’s assumption related to the client attrition rate involved considering whether the assumption was consistent with evidence obtained in other areas of the audit. Professionals with specialised skill and knowledge were used to assist in evaluating (i) the identification of intangible assets upon acquisition; (ii) the appropriateness of the MEEM to value the acquired client relationships intangible asset, and (iii) the reasonableness of the discount rate assumption.

Impairment assessment of goodwill

As described in Notes 3 and 14 to the consolidated financial statements, the Company’s goodwill balance is £473.3 million as of June 30, 2025. The Company has one single cash generating unit (“CGU”) and accordingly goodwill is reported under one CGU. Goodwill is tested for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Where an impairment test is performed, the carrying value is compared with the recoverable amount which is the higher of the value-in-use and the fair value less costs of disposal. Value-in-use is calculated using a discounted cash flow analysis. The key assumptions for the value in use calculations are revenue growth rate, adjusted earnings before interest, tax depreciation and amortisation (“adjusted EBITDA”) margin and the discount rate.

The principal considerations for our determination that performing procedures relating to the impairment assessment of goodwill is a critical audit matter are (i) the significant judgment by management when developing their value-in-use calculations using a discounted cash flow model; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to revenue growth, adjusted EBITDA margin and the discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the impairment assessment of goodwill, including controls over the discounted cash flow model. These procedures also included, among others, (i) testing management’s process for developing the value-in-use estimate; (ii) evaluating the appropriateness of the discounted cash flow model used by management; (iii) testing the completeness and accuracy of the underlying data used in the model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to revenue growth, adjusted EBITDA margin and discount rate. Evaluating management’s assumptions related to revenue growth rate and adjusted EBITDA margin involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the CGU; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skills and knowledge were used to assist in evaluating the reasonableness of the discount rate assumption.

Recoverability assessment of UK deferred tax assets

As described in Notes 3 and 12 to the consolidated financial statements, as of June 30, 2025, the Company has £19.0 million of deferred tax assets. Approximately £11.5 million of these deferred tax assets have been recognised in respect of UK tax losses and other temporary timing differences. As disclosed by management, the recognition of deferred tax assets is based on management’s assessment of the recoverability of these assets, which depends on the availability of future taxable profits against which they can be utilised. These taxable profit forecasts rely on financial projections consistent with those used in goodwill impairment testing, anticipated amendments to the Company's transfer pricing policies, and a risk weighting reflecting the historical performance of the Company compared to forecast. A change to the assumptions used in the goodwill impairment test, or a decrease to the UK profit allocation in the taxable profit forecasts could cause a material adjustment to the carrying value of the deferred tax assets.

The principal considerations for our determination that performing procedures relating to the recoverability assessment of UK deferred tax assets is a critical audit matter are (i) the significant judgment by management in determining whether the evidence supports the future utilization of the deferred tax assets; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s assessment of the recoverability of UK deferred tax assets, including the significant assumption related to the intra-group pricing on the UK profit allocation; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s recoverability assessment of UK deferred tax assets. These procedures also included, among others, (i) testing the completeness and accuracy of underlying data used in management’s assessment; (ii) evaluating the reasonableness of management’s projections of future taxable profits by year for the UK business; and (iii) evaluating the reasonableness of management’s significant assumption related to the intra-group pricing on the UK profit allocation. Evaluating the reasonableness of management’s projections of future taxable profits by year for the UK business involved considering (i) the current and past performance of the UK business; (ii) whether tax planning strategies are feasible; and (iii) the consistency with evidence obtained in other areas of the audit. Professionals with specialized skills and knowledge were used to assist in evaluating the reasonableness of the intra-group pricing on the UK profit allocation assumption.

/s/ PricewaterhouseCoopers LLP
Reading, United Kingdom
September 4, 2025

We have served as the Company’s auditor since 2022.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended 30 June 2025, 2024 and 2023

	Note	2025 £'000	2024 £'000	2023 £'000
Revenue	5	772,255	740,756	794,733
Cost of sales
Direct cost of sales		(550,894)	(532,860)	(505,679)
Allocated cost of sales		(27,659)	(28,188)	(24,977)
Total cost of sales		(578,553)	(561,048)	(530,656)
Gross profit		193,702	179,708	264,077
Selling, general and administrative expenses		(162,195)	(159,568)	(151,232)
Operating profit	6	31,507	20,140	112,845
Finance expense	9	(15,459)	(10,032)	(14,826)
Finance income	10	8,065	16,872	16,144
Net finance (expense)/income		(7,394)	6,840	1,318
Profit before tax		24,113	26,980	114,163
Tax on profit on ordinary activities	11	(2,901)	(9,858)	(20,000)
Profit for the year and profit attributable to the equity holders of the Company		21,212	17,122	94,163
Other comprehensive expense
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations and net investment hedge impact		(40,376)	(3,041)	(9,999)
Total comprehensive (expense)/income for the year attributable to the equity holders of the Company		(19,164)	14,081	84,164
Earnings per share (EPS):	13
Basic EPS		£0.36	£0.29	£1.64
Diluted EPS		£0.36	£0.29	£1.62
Weighted average number of shares outstanding - basic		58,461,621	58,318,968	57,314,839
Weighted average number of shares outstanding - diluted		58,875,460	58,749,497	58,082,388
There is no tax impact of the amounts recognised through other comprehensive income.

The notes hereto form an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
As of 30 June 2025 and 2024

	Note	2025 £'000	2024 £’000 (Restated) (1)
Assets - Non-current
Goodwill	14	473,296	507,652
Intangible assets	16	100,890	130,792
Property, plant and equipment	17	14,177	20,780
Lease right-of-use assets	23	41,515	53,294
Deferred tax assets	12	19,030	18,323
Financial assets and other receivables	19, 23	5,009	10,499
Total		653,917	741,340
Assets - Current
Trade and other receivables	19	209,523	193,673
Corporation tax receivable		12,865	11,402
Financial assets	23	121	183
Cash and cash equivalents		59,345	62,358
Total		281,854	267,616
Total assets		935,771	1,008,956
Liabilities - Current
Lease liabilities	23	13,661	14,450
Trade and other payables	20	96,827	118,935
Corporation tax payable		7,757	5,604
Contingent consideration	15	100	8,444
Deferred consideration	15	3,376	6,236
Total		121,721	153,669
Liabilities - Non-current
Borrowings	22	180,943	144,754
Lease liabilities	23	33,448	43,557
Deferred tax liabilities	12	15,183	26,069
Tax liabilities related to Pillar II Income tax	11	584	—
Contingent consideration	15	401	—
Deferred consideration	15	—	943
Other liabilities		552	509
Total		231,111	215,832
Equity
Share capital	24	1,123	1,180
Share premium	27	21,280	21,280
Merger relief reserve	27	63,440	63,440
Retained earnings		575,428	573,640
Other reserves	27	(60,369)	(20,059)
Treasury shares	27	(17,958)	—
Investment in own shares		(5)	(26)
Total		582,939	639,455
Total liabilities and equity		935,771	1,008,956
The notes hereto form an integral part of these consolidated financial statements.
(1) Restated to include the effect of revisions arising from provisional to final acquisition accounting for GalaxE (refer to note 3C for details).

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years ended 30 June 2025, 2024 and 2023

	Share capital £’000	Share premium £’000	Merger relief reserve £’000	Treasury shares £’000	Investment in own shares £’000	Retained earnings £’000	Capital redemption reserve £’000	Other equity reserves £’000	Foreign exchange translation reserve £’000	Total £’000
Balance at 30 June 2022	1,135	9,152	30,003	—	(155)	398,102	161	1,505	(7,180)	432,723
Equity-settled share-based payment transactions - net of tax	—	—	—	—	—	29,418	—	—	—	29,418
Issuance of shares related to acquisitions	4	—	12,802	—	—	—	—	5,337	—	18,143
Exercise of options	16	5,473	—	—	128	(39)	—	—	—	5,578
Hyperinflation adjustment	—	—	—	—	—	1,282	—	—	—	1,282
Transaction with owners	20	5,473	12,802	—	128	30,661	—	5,337	—	54,421
Profit for the year	—	—	—	—	—	94,163	—	—	—	94,163
Other comprehensive expense	—	—	—	—	—	—	—	—	(9,999)	(9,999)
Total comprehensive income for the year	—	—	—	—	—	94,163	—	—	(9,999)	84,164
Balance at 30 June 2023	1,155	14,625	42,805	—	(27)	522,926	161	6,842	(17,179)	571,308
Equity-settled share-based payment transactions - net of tax	—	—	—	—	—	33,592	—	—	—	33,592
Issuance of shares related to acquisitions	14	—	20,635	—	—	—	—	(6,842)	—	13,807
Exercise of options	11	6,655	—	—	1	—	—	—	—	6,667
Transaction with owners	25	6,655	20,635	—	1	33,592	—	(6,842)	—	54,066
Profit for the year	—	—	—	—	—	17,122	—	—	—	17,122
Other comprehensive expense	—	—	—	—	—	—	—	278	(3,319)	(3,041)
Total comprehensive income for the year	—	—	—	—	—	17,122	—	278	(3,319)	14,081
Balance at 30 June 2024	1,180	21,280	63,440	—	(26)	573,640	161	278	(20,498)	639,455
Equity-settled share-based payment transactions - net of tax	—	—	—	—	—	27,560	—	—	—	27,560
Exercise of options	9	—	—	—	21	(21)	—	—	—	9
Share buyback	—	—	—	(64,861)	—	—	—	—	—	(64,861)
Cancellation of shares	(66)	—	—	46,903	—	(46,963)	66	—	—	(60)
Transaction with owners	(57)	—	—	(17,958)	21	(19,424)	66	—	—	(37,352)
Profit for the year	—	—	—	—	—	21,212	—	—	—	21,212
Other comprehensive expense	—	—	—	—	—	—	—	(156)	(40,220)	(40,376)
Total comprehensive income for the year	—	—	—	—	—	21,212	—	(156)	(40,220)	(19,164)
Balance at 30 June 2025	1,123	21,280	63,440	(17,958)	(5)	575,428	227	122	(60,718)	582,939
The notes hereto form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended 30 June 2025, 2024 and 2023

	Note	2025 £’000	2024 £'000	2023 £'000
Operating activities
Profit for the year		£21,212	£17,122	£94,163
Income tax charge	11	2,901	9,858	20,000
Non-cash adjustments	28	81,609	57,768	49,165
Tax paid		(12,763)	(14,254)	(22,737)
Research and development credit received		—	478	—
Net changes in working capital	28	(40,186)	(16,580)	(16,073)
Net cash generated from operating activities		52,773	54,392	124,518
Investing activities
Purchase of non-current assets (tangibles and intangibles)		(4,703)	(5,486)	(13,674)
Proceeds from disposal of non-current assets		339	346	187
Payment for acquisition of subsidiary, net of cash acquired	15	(6,831)	(236,110)	(79,691)
Other acquisition-related settlements	28	—	(55,246)	(21,179)
Interest received		1,256	6,171	3,506
Net cash used in investing activities		(9,939)	(290,325)	(110,851)
Financing activities
Proceeds from borrowings	28	85,562	153,814	—
Repayment of borrowings	28	(43,404)	(8,056)	—
Proceeds from sublease		127	94	439
Repayment of lease liabilities	23	(12,425)	(12,629)	(11,812)
Repayment of lease interest	23	(1,864)	(2,147)	(1,676)
Grant received	28	274	707	494
Interest and debt financing costs paid		(8,635)	(3,389)	(4,011)
Payment for repurchase of own shares		(64,765)	—	—
Proceeds from exercise of options		—	6,667	5,568
Net cash (used in)/ generated from financing activities		(45,130)	135,061	(10,998)
Net change in cash and cash equivalents		(2,296)	(100,872)	2,669
Cash and cash equivalents at the beginning of the year		62,358	164,703	162,806
Effects of exchange rate changes on cash and cash equivalents		(717)	(1,473)	(772)
Cash and cash equivalents at the end of the year		£59,345	£62,358	£164,703

The notes hereto form an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.General Information
Reporting Entity
Endava plc (the “Company,” “we,” “us,” and, together with its subsidiaries, the “Group” and each a “Group Entity”) is domiciled in London, United Kingdom. The address of the Company’s registered office is 125 Old Broad Street, London, EC2N 1AR. The Group is a leading provider of next-generation technology services, dedicated to enabling its clients to accelerate growth, tackle complex challenges and thrive in evolving markets. By combining innovative technologies and deep industry expertise with an AI-native approach, Endava consults and partner with clients to create solutions that drive transformation, augment intelligence and deliver lasting impact. From ideation to production, the Group supports clients with tailor-made solutions at every stage of their digital transformation, regardless of industry, region or scale.
These consolidated financial statements do not constitute the Company's statutory accounts for the years ended 30 June 2025, 2024 or 2023.
2.Application of New and Revised International Financial Reporting Standards (“IFRS”)
The adoption of the following IFRS amendments did not have a material effect on the Group’s consolidated financial statements and related disclosures for the fiscal year ended 30 June 2025.
Effective for annual periods beginning on or after 1 January 2024:
•Amendment to IAS 1 - Non - current liabilities with covenants
•Amendment to IFRS 16 - Leases on sale and leaseback
•Amendment to IAS 7 and IFRS 7 - Supplier finance
The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.
New and amended accounting standards that have been issued but are not yet effective
    The following new or amended standards and interpretations are issued and will be effective in future periods. Other than IFRS 18 Presentation and Disclosure in Financial Statements , they are not expected to have a material impact on the Group’s consolidated financial statements and related disclosures.
Effective for annual periods beginning on or after 1 January 2025:
•Amendment to IAS 21 - Lack of Exchangeability
Effective for annual periods beginning on or after 1 January 2026:
•Amendment to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments
•Amendment to IFRS 9 and IFRS 7 - Contracts Referencing Nature-dependent Electricity
•Annual improvements to IFRS - Volume 11
•Amendment to IFRS 1 First-time Adoption of International Financial Reporting Standards;
•Amendment to IFRS 7 Financial Instruments: Disclosures and its accompanying Guidance on implementing IFRS 7;
•Amendment to IFRS 9 Financial Instruments;
•Amendment to IFRS 10 Consolidated Financial Statements; and
•Amendment to IAS 7 Statement of Cash Flows

Effective for annual periods beginning on or after 1 January 2027:
•IFRS 18 Presentation and Disclosure in Financial Statements
Management is currently assessing the impacts of the application of this standard on the Group’s consolidated financial statements. Early adoption is permitted. The Group has not opted for early application.
•IFRS 19 Subsidiaries without Public Accountability: Disclosures
3.Material accounting policies information
A.Statement of Compliance
The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The consolidated financial statements were authorised for issue by the Board on 4 September 2025.
B.Basis of Preparation
The consolidated financial statements have been prepared on a historical cost basis, except where IFRS requires or permits fair value measurement.
The principal accounting policies adopted by the Group in the preparation of the consolidated financial statements are set out below.
C. Amendments to the comparative consolidated financial statements for the year ended 30 June 2024
In the reporting period, the acquisition accounting for GalaxE was finalised during the measurement period. The comparative balance sheet as at 30 June 2024 has been revised to amend the provisional fair value of assets and liabilities recognised previously. These revisions relate to permissible measurement period adjustments under IFRS 3, along with the revision of previously reported financial statements for the recognition of a deferred tax asset on accrued rebates that was omitted in the provisional amounts previously recorded. The previously reported financial statements have not been restated on the basis that the adjustment to the deferred tax asset from goodwill is not considered to be material.

The following table describes the impact on the previously reported financial statements for the year ended 30 June 2024:

		Adjustments
	2024 £’000 as reported	Measurement period £’000	Deferred tax asset(1) £’000	2024 £’000 as restated
Goodwill	515,724	(8,072)	—	507,652
Intangible assets	127,797	2,995	—	130,792
Property, plant and equipment	20,638	142	—	20,780
Trade and other payables	116,569	2,366	—	118,935
Corporation tax payable	8,556	(2,952)	—	5,604
Deferred tax liabilities	30,814	268	(5,013)	26,069
(1)This note offsets deferred tax assets and liabilities within territories where appropriate, in line with the presentation on the statement of financial position.
For more details related to the measurement period adjustments and the deferred tax asset recognised, please refer to note 15.
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
1.Estimates
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
There is no complexity in identifying the different categories of intangible assets. We acquire businesses with similar profiles to the Group and the identifiable intangible assets are primarily related to client relationships.
Management applied significant judgement in estimating the fair value of the GalaxE client relationship intangible assets acquired, which required developing assumptions with respect to the timing and amounts of client attrition rates and discount rates.
As part of the purchase price allocation, two categories of client relationships were identified:
1) Key clients – representing long-term, strategic relationships with stable revenue profiles.
2) Other clients – generally shorter-duration or more transactional relationships with higher natural churn.
A sensitivity analysis was performed to assess the impact of reasonably possible changes in the discount rate and client attrition assumptions. The attrition rate assumptions were based on historical client churn data and management's expectations for client longevity. The discount rate was derived from a weighted average cost of capital (“WACC”) approach, reflecting market conditions and the specific risk profile of the acquired business.
For the Key clients, varying the attrition assumption by plus or minus 1% produces a spread of client relationship values that range by £3.3 million, and varying the discount factor by plus or minus 2.5% produces a spread of client relationship values that range by £5.1 million. For the other clients, varying the attrition assumption by plus or minus 2% (rounded to the nearest whole percentage) produces a spread of client relationship values that range by £7.8 million, and varying the discount factor by plus or minus 2.5% produces a spread of client relationship values that range by £2.3 million.
The sensitivity analysis shows that the valuation of client relationship intangible assets is particularly sensitive to changes in attrition assumptions, especially for client groups with shorter expected lifespans. For key customers, reasonably possible changes in both the discount rate and attrition period produced significant variations in value. In contrast, for other customers, the valuation was highly sensitive to changes in the attrition period, while reasonably possible changes in the discount rate resulted in comparatively limited impact.
There are interrelationships between the attrition rate and discount rate assumptions. An increase in the attrition rate (shorter customer life) reduces expected future cash flows. When combined with a higher discount rate, this magnifies the overall negative impact on the fair value of the intangible asset. Conversely, a longer customer life with a lower discount rate results in a compounding positive effect on fair value. These interrelationships illustrate how simultaneous changes in key assumptions can lead to amplified valuation effects. However, while changes in the discount rate and attrition rate can amplify each other’s impact, we do not expect them to change simultaneously, as a shift in one does not necessarily imply a corresponding change in the other.
Further detailed information in relation to business combinations is included in note 15 to the financial statements.
Assumptions used in the Goodwill Impairment Test
The preparation of the annual goodwill impairment test relies on management’s estimate of future cash flows, discount rates and long-term growth rates to calculate the recoverable amount of the Group’s single Cash Generating Unit (“CGU”). In line with the requirements of IAS 1, management has considered the impact of these assumptions on the future as well as at the balance sheet date. Accordingly, we identify that a reasonably possible change in the discount rate and future cash flow assumptions could cause a material adjustment to the carrying value of the assets of the Group CGU. Note 14 provides further details of the sensitivity analysis conducted.
Deferred tax asset recoverability

The recognition of deferred tax assets is based on management’s assessment of the recoverability of these assets, which depends on the availability of future taxable profits against which they can be utilised. These estimates are informed by the Group’s tax forecasts, which in turn rely on financial projections consistent with those used in goodwill impairment testing. A change to the assumptions used in the goodwill impairment test or a decrease to the UK profit allocation in the taxable profit forecasts could cause a material adjustment to the carrying value of the deferred tax assets. The key assumptions underpinning these forecasts are set out in Note 12 and Note 14, and Note 14 additionally provides details of the sensitivity analyses performed on the assumptions used in the goodwill impairment testing.
The Group considers there to be no critical accounting judgments included the consolidated financial statements.
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
The Group meets its day-to-day working capital requirements and medium-term funding requirements through its trading cash flows. At 30 June 2025, the Group had net assets of £582.9 million and net current assets of £160.1 million, of which £59.3 million was cash and cash equivalents. In addition, the Group has a remaining undrawn revolving credit facility (RCF) of £169.0 million. The total committed facility amounts to £350.0 million, of which £95.0 million matures in 2027 and £255.0 million matures in 2028.

The Directors have considered the business activities and the Group’s principal risks and uncertainties in the context of the current operating environment. This includes the associated risks with doing business in an environment with inflationary pressures and risk of recession increasing in certain markets. We have also assessed the risk of breaching RCF covenants given that Endava has drawn down under the RCF as at 30 June 2025. The Directors have reviewed the Group’s liquidity and the cash flow projections prepared by management, including the baseline forecast scenario. The baseline scenario was derived from the budget for the fiscal year ending 30 June 2026 approved by the Board.

The Directors have also considered sensitivities in respect of a potential downside scenario, reflecting a 10.1% decrease in revenue compared to the baseline scenario. Under this downside case, the Group’s cash balance at the end of the forecast period at 31 December 2026 is £19.8 million lower than the baseline scenario, but remains positive throughout the forecast period, and no further draw-downs under the RCF would be required.

For the above scenario, management has reviewed over the next 18 month period the Group’s compliance with its two banking covenants (net leverage and interest cover ratios) and has confirmed that no covenant breaches are expected within this period. As a result, the Directors believe that the Group will continue to have sufficient liquidity headroom in a downside scenario.

Under the scenario considered, the Group’s cash position remains strong throughout the forecast period. In addition, as noted above, the Group has access to undrawn amounts of its total £350.0 million revolving credit facility.

Despite the slow down in business performance during the fiscal year ended 30 June 2025, given the forecasted level of cash retained in the business, the balance available from the undrawn RCF and the ability to reduce the cost base as required, the Directors support the continued going concern assumption. The Directors still remain vigilant and ready to implement mitigating actions in the event of a downturn in demand or any adverse events impacting operations.

The Directors are also not aware of any significant matters that are likely to occur outside the going concern period that could have a reasonably possible negative impact on the going concern conclusion. Having considered the outcome of these assessments, the Directors consider that the Group has adequate resources to continue in operation for the foreseeable future, being at least 12 months from the date of approval of these consolidated financial statements, and accordingly continue to adopt the going concern basis in preparing the consolidated financial statements.

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
Any contingent and deferred consideration payable are measured at fair value at the acquisition date. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the 'measurement period' (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date. Otherwise, subsequent changes in the fair value of deferred and contingent consideration payable are recognised in the consolidated statements of comprehensive income within finance expense or finance income.
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

H. Foreign Currency
(i)    Foreign currency balances and transactions
Foreign currency transactions are translated into the functional currency of the applicable Group entity, using the exchange rates prevailing at the dates of the transactions (spot exchange rate). Foreign exchange gains and losses resulting from the settlement of such transactions and from the re-measurement of monetary items denominated in foreign currency at period-end exchange rates are recognised in the consolidated statements of comprehensive income. Non-monetary items are not retranslated at period-end and are measured at historical cost (translated using the exchange rates at the transaction date), except for non-monetary items measured at fair value which are translated using the exchange rates at the date when fair value was determined.
(ii)    Foreign operations
In the consolidated financial statements, all assets, liabilities and transactions of Group entities with a functional currency other than Sterling are translated into Sterling upon consolidation. The functional currency of the entities in the Group has remained unchanged during the reporting period.
On consolidation, assets and liabilities have been translated into Sterling at the closing rate at the reporting date. Goodwill and fair value adjustments arising on the acquisition of a foreign entity have been treated as assets and liabilities of the foreign entity and translated into Sterling at the closing rate. Income and expenses have been translated into Sterling at the average rate over the reporting period. Exchange differences are charged/credited to other comprehensive income and recognised in the currency translation reserve in equity. On disposal of a foreign operation, the related cumulative translation differences recognised in equity are reclassified to the consolidated statements of comprehensive income and are recognised as part of the gain or loss on disposal. Foreign exchange gains and losses relating to qualifying net investment hedges are charged/credited to other comprehensive income.
Accounting standards are applied on the assumption that the value of money (the unit of measurement) is constant over time. However, when the rate of inflation is no longer negligible, a number of issues arise impacting the true and fair nature of the accounts of entities that prepare their financial statements on a historical cost basis. To address such issues, entities apply IAS 29 Financial Reporting in Hyperinflationary Economies from the beginning of the period in which the existence of hyperinflation is identified. The Group had no exposure to hyperinflationary economies in the fiscal years 2025 and 2024.
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
The Group’s financial liabilities include trade and other payables (excluding deferred income and other liabilities and taxation), lease liabilities, loans and borrowings, accruals, client volume discounts and deferred and contingent consideration.
Subsequent measurement
The measurement of financial liabilities depends on their classification, as described below:
Financial liabilities at fair value through profit or loss
Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied. Changes in the fair value of financial liabilities at fair value through profit or loss are recognised within finance income/finance expense in the consolidated statements of comprehensive income.
Loans and borrowings
After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the EIR method. Gains and losses are recognised in profit or loss when the liabilities are derecognised as well as through the EIR amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included within finance expense in the consolidated statements of comprehensive income. This category applies to the Group’s interest-bearing loans and borrowings.
iii) Offsetting of financial instruments
Financial assets and financial liabilities are offset and the net amount is reported in the consolidated balance sheets if there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, to realise the assets and settle the liabilities simultaneously.
iv) Impairment of financial assets
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
Any gain or loss on disposal of an item of property, plant and equipment (calculated as the difference between net proceeds from disposal and the carrying amount of the item) is recognised in the consolidated statements of comprehensive income.
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
K. Intangible Assets and Goodwill
(i)    Goodwill
Goodwill represents the excess of the aggregate purchase price paid over the fair value of the net assets/(liabilities) acquired in business combinations. Goodwill is not amortised and is tested for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.
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
Where an impairment test is performed, the carrying value is compared with the recoverable amount which is the higher of the value in use and the fair value less costs of disposal. Value in use is the present value of future cash flows and is calculated using a discounted cash flow analysis based on the cash flows of the CGU compared with the carrying value of that CGU, including goodwill. Fair value less costs of disposal is the amount that a market participant would pay for the CGU less the costs of disposal and uses an income-based approach calculated using a discounted cash flow analysis based on the cash flows of the CGU on a post-tax basis.
If the carrying amount of goodwill exceeds the recoverable amount of that goodwill, an impairment loss is recognised in an amount equal to the excess. The Group is one CGU and tests for goodwill impairment at least annually, on 30 June of each year. For more details on the CGU refer to Note 4.
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
(iv)    Subsequent expenditure
Subsequent expenditure is only capitalised when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is recognised in the consolidated statements of comprehensive income as incurred.
(v)    Amortisation
Intangible assets are amortised on a straight-line basis in the consolidated statements of comprehensive income over their estimated useful lives, from the date they are available for use.

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
    The Group presents right-of-use assets and lease liabilities as separate line items on the face of the consolidated balance sheets.
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
The single cash-generating unit to which goodwill has been allocated is tested for impairment at least annually. All other individual assets or the cash-generating unit are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset or cash-generating unit’s carrying amount exceeds its recoverable amount, which is the higher of fair value less costs to sell and value-in use. The Group has one class of business (the provision of IT services) and is managed on a single consolidated P&L, and therefore, CGU basis. For more details on the CGU refer to Note 4.
To determine the value-in-use, management estimates expected future cash flows from the Group’s single cash generating unit and determines a suitable discount rate in order to calculate the present value of those cash flows. The data used for impairment testing procedures are directly linked to the Group’s latest approved budget, adjusted as necessary to exclude the effects of future reorganiations and asset enhancements. The discount factor is determined for the Group’s cash-generating unit and reflect management’s assessment of respective risk profiles, such as market and asset-specific risks factors. Impairment losses for the cash-generating unit reduce first the carrying amount of any goodwill. Any remaining impairment loss is charged pro rata to the other assets in the cash-generating unit.
With the exception of goodwill, all assets are subsequently reassessed for indications that an impairment loss previously recognised may no longer exist. Management assess whether there have been favourable events or changes in circumstances, since the impairment loss was recognised, that would indicate that the impairment loss no longer exists or might have decreased. Indicators that impairment losses might have reversed are generally the opposite of those that gave rise to the impairment loss in the first place. The reversal of an impairment loss should be recognised if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment test was carried out.
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
(iii)    Employee benefit trust
All assets and liabilities of the Endava Limited Guernsey Employee Benefit Trust (the “EBT”) have been consolidated in the consolidated financial statements as the Group has de facto control over the EBT’s net assets. Any assets held by the EBT cease to be recognised on the consolidated balance sheets when the assets vest unconditionally in identified beneficiaries.
The costs of purchasing own shares held by the EBT are shown as a deduction against equity of the Group. The proceeds from the sale of own shares held by the EBT increases shareholders’ funds. Neither the purchase nor sale of own shares leads to a gain or loss being recognised in the consolidated statements of comprehensive income.
(iv)    Employee share schemes and share based payments
The Group issues equity settled share options to its employees. The share options are measured at fair value at date of grant. The fair value of the share options issued is expensed to the consolidated statements of comprehensive income on a straight line basis over the vesting period, based on the Group's estimate of the number of options that will eventually vest, updated at each balance sheet date. For more details on the Group’s share based payments refer to Note 26.
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

The Group’s services are generally performed under time-and-material based contracts (where materials consist of travel and out-of-pocket expenses) and fixed-price contracts. The majority of the Group’s contracts are relatively short term in nature and have a single performance obligation.
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
A small proportion of the fixed price contract type is comprised of percentage of completion and milestone contracts recognised over time. Percentage of completion and milestone contract revenue is recognised over time applying the input or output methods depending on the nature of the project and the agreement with the customer. The input method is applied by recognising revenue on the basis of the Group’s efforts to date in the satisfaction of the performance obligation relative to the total expected inputs to the satisfaction of the performance obligation. The output method is applied by recognising revenue on the basis of direct measurements of the value to the customer of the services transferred to date relative to the remaining services promised under the contract, respectively. Each method is applied according to the characteristics of each contract and client. The inputs and outputs are selected based on how faithfully they depict the Group's performance towards complete satisfaction of the performance obligation. These methods are followed where reasonably dependable estimates of revenues and costs can be made. Percentage of completion and milestone contracts generally correspond to short-term contracts that generally do not span more than one accounting period.
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
A contract asset is a right to consideration that is conditional upon factors other than the passage of time. Services performed on or prior to the balance sheet date, but invoiced thereafter, are reflected in accrued income. Contract liabilities, or deferred income, consist of advance payments from clients and billings in excess of revenues recognised. The Group classifies deferred income as current on the consolidated balance sheets and it is recognised as revenue when the services are provided under a contract. These balances are generally short-term in nature and are generally recognised as revenue within one year.
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
Q. Government Grants and research and development tax credits
Government grants are assistance by government in the form of transfers of resources to the Group in return for past or future compliance with certain conditions relating to the operating activities of the Group. They exclude those forms of government assistance that cannot reasonably have a value placed upon them and transactions with government that cannot be distinguished from the normal trading transactions of the entity. Government grants are accounted for using the income approach under which they are recognised in the consolidated statements of comprehensive income on a systematic basis over the periods in which the Group recognises as expenses the related costs for which the grants are intended to compensate.
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
Amounts receivable in respect of research and development expenditure credits are recognised within trade and other receivables in the financial statements in the year in which the related expenditure was incurred, provided there is sufficient evidence that these amounts are recoverable. If the research and development expenditure credits are to be received in a period of over one year from the balance sheet date, they are presented under financial assets and other receivables under non-current assets. These credits, which are credited as an offset to cost of sales, are based on a fixed percentage of the cost of work that is directed and supervised from the United Kingdom, and achieves an advance in technology that was uncertain at the outset of the work. The amounts are recognised within cost of sales in the consolidated statements of comprehensive income, because they relate to innovations that the Group develops for its contracts with clients from which the Group earns revenue.
R. Finance income and finance expense
Finance expense consists primarily of interest expense on borrowings and leases, running costs related to the Company’s revolving credit facility and unwinding of the discount and fair value re-measurements of deferred and contingent consideration. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognised in the consolidated statements of comprehensive income using the effective interest method. Finance income consists of interest income on funds invested and fair value re-measurements of deferred and contingent consideration. Interest income is recognised as it accrues in the consolidated statements of comprehensive income, using the effective interest method.
Finance income and finance expense also reflect the net effect of realised and unrealised foreign currency exchange gains and losses.
S. Income Taxes
Tax expense recognised in the consolidated statements of comprehensive income comprises the sum of deferred tax and current tax not recognised in other comprehensive income or directly in equity.
Current income tax assets and/or liabilities comprise those obligations to, or claims from, fiscal authorities relating to the current or prior reporting periods, that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the consolidated financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. Current tax assets and liabilities are offset where the Group has a legally enforceable right to offset and intends to either settle on a net basis, or to realise the asset and settle the liability simultaneously. Current tax is recognised in the consolidated statements of comprehensive income, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.
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
Changes in deferred tax assets or liabilities are recognised as a component of tax income or expense in the consolidated statements of comprehensive income, except where they relate to items that are recognised in other comprehensive income or directly in equity, in which case the related deferred tax is also recognised in other comprehensive income or equity, respectively.
T. Cash and Cash Equivalents
Cash and cash equivalents comprise cash on hand and demand deposits, together with other short-term, highly liquid investments that are readily convertible into known amounts of cash and that are subject to an insignificant risk of changes in value.
U. Contingent liabilities
Contingent liabilities are potential obligations that arise from past events, the existence of which will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. Such contingent liabilities are disclosed in the consolidated financial statements unless the possibility of an outflow of resources embodying economic benefits is considered to be remote. If it becomes probable that an outflow of future economic benefits will be required for an item previously recognised as a contingent liability, a provision is recognised in the consolidated financial statements that is measured at the probable outflow of future economic benefits.
V. Equity, Reserves and Dividend payments
Share capital represents the nominal value of shares that have been issued.
Share premium includes any premiums received on issue of share capital. Any transaction costs associated with the issuing of shares are deducted from share premium, net of any related income tax benefits.
Other components of equity include the following:
•Foreign exchange translation reserve comprises foreign currency translation differences arising from the translation of financial statements of the group’s foreign entities into Sterling. This is included in Other reserves on the face of the consolidated balance sheets;
•Capital redemption reserve is created to maintain the statutory capital maintenance requirements of the Companies Act 2006 and includes the impact of shares that have been repurchased and cancelled;
•Merger relief reserve represents the fair value of the consideration given in excess of the nominal value of the ordinary shares issued in a business combination;
•Treasury shares include own shares repurchased and not yet cancelled;
•Other reserves includes an increase in equity related to equity consideration payable for acquisitions for which the shares have not yet been issued and the impact of net investment hedges; and
•Retained earnings include all current and prior period retained profits, share option reserves and impact of shares that have been repurchased and cancelled.
All transactions with equity shareholders of the Company are recorded separately within equity. Dividend distributions payable to equity shareholders of the Company are included in other liabilities when the dividends have been approved in a general meeting prior to the reporting date.

During the reporting period, the Company entered a share repurchase program as part of its evolving approach to capital allocation. Own equity instruments that are repurchased are classified as treasury shares upon repurchase, and are deducted from equity. Cancelled shares are deducted from share capital at nominal value, with an offsetting impact to the capital redemption reserve. The excess over nominal value paid upon repurchase is simultaneously deducted from the treasury shares reserve, with a corresponding impact to retained earnings. No gain or loss is recognised in the consolidated statements of comprehensive income on the purchase, sale, issue or cancellation of the Company’s own equity instruments. Any consideration paid or received is recognised directly in equity. Transaction costs incurred on share repurchases are also recognised directly in equity.
The Company funds the share repurchases through a combination of cash generated from operations and drawing debt funding through its revolving credit facility.
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
4.Operating Segment Analysis
Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker (“CODM”) in deciding on how to allocate resources and in assessing performance. The Company’s CODM is considered to be the Company’s Chief Executive Officer (“CEO”). The CEO reviews financial information presented on a Group level basis for the purposes of making operating decisions and assessing financial performance. Therefore, the Group has determined that it operates in a single operating and reportable segment. This is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets, representing the Group’s single cash generating unit.

Geographical Information of Group’s Non-Current Assets

Geographical information about the Group's non-current assets (excluding deferred tax asset) is based on locations where the assets are accumulated:

	2025 £’000	2024 £'000 (Restated)(2)
United Kingdom	£29,754	£35,214
North America	198,051	232,426
Europe	147,856	162,933
RoW (1)	259,226	292,444
Total	£634,887	£723,017
(1) Rest of World (RoW)
(2) Restated to include the effect of revisions arising from provisional to final acquisition accounting for GalaxE (refer to note 3C for details).

5.Revenue
Set out below is the disaggregation of the Group’s revenue from contracts with customers by geographical market, based on where the services are delivered to clients:

	2025 £’000	2024 £’000	2023 £’000
United Kingdom	£254,464	£247,598	£309,365
North America	294,655	241,652	258,112
Europe	180,759	191,206	182,551
RoW	42,377	60,300	44,705
Total	£772,255	£740,756	£794,733
As at 30 June 2025 revenues generated from clients in the United States of America were £291.6 million (30 June 2024: £241.1 million and 30 June 2023: £257.3 million) and they are included in the North American market.

The Group’s revenue by industry sector is as follows:

	2025 £’000	2024 £’000	2023 £’000
Payments	£144,739	£178,778	£232,263
Banking and Capital Markets	152,165	110,706	128,653
Insurance	70,051	62,472	55,091
Technology, Media & Telecom	146,936	169,227	173,927
Mobility	65,104	73,739	80,399
Healthcare	91,481	44,893	28,919
Other	101,779	100,941	95,481
Total	£772,255	£740,756	£794,733
Starting fiscal year 2024, we have updated the breakdown by industry vertical to provide additional disclosure. The previous “Payments and Financial Services” industry vertical has been split into Payments, BCM, and Insurance. The Mobility vertical was spun off from the “Other” industry vertical. The Healthcare vertical was spun off from the "Other" industry vertical starting fiscal year 2025. As a result, the periods ending 30 June 2024 and 2023 have been updated for comparability.
The Group’s revenue by contract type is as follows:

	2025 £’000	2024 £’000	2023 £’000
Time and materials contracts	£593,537	£613,331	£646,237
Fixed price contracts	178,718	127,425	148,496
Total	£772,255	£740,756	£794,733

As at 30 June 2025, the undiscounted aggregate transaction value of revenue that has not been recognised relating to unsatisfied performance obligations was £179.5 million (30 June 2024: £149.2 million and 30 June 2023: £104.1 million). This relates to fixed price contracts with forward contractual commitments. This revenue is expected to be recognised over the following time periods:

	2025 £’000	2024 £'000

Less than 1 year	101,726	79,288
1 to 2 years	34,589	33,867
2 to 3 years	22,303	18,014
More than 3 years	20,919	18,033
Total	£179,537	£149,202
The Company applies a practical expedient and does not disclose the value of unsatisfied performance obligations for contracts for which it recognises revenues at the amount to which it has the right to invoice for services provided.
Revenue recognised in the year ended 30 June 2025 relating to performance obligations that were satisfied, or partially satisfied, in previous years was not material.
6.Operating Profit

	2025 £’000	2024 £’000	2023 £’000
Operating profit is stated after charging/(crediting):
Depreciation of owned property, plant and equipment	8,836	10,312	8,730
Depreciation of right-of-use assets	12,789	13,026	11,861
(Reversal of impairment)/Impairment of right-of-use assets	(130)	130	(131)
Amortisation of intangible assets	23,446	15,473	12,467
Net loss/(gain) on disposal of non-current assets (tangibles and intangibles)	128	690	(45)
Net loss/(gain) on disposal of right-of-use asset	70	(139)	(1)
Loss on derecognition of right-of-use assets sub-leased	—	81	—
Research and development tax credit	(464)	(7,788)	(5,027)
Government grants	(1,994)	(2,803)	(2,935)
Share-based compensation expense	32,045	34,678	31,058
Restructuring costs	6,539	11,645	6,588
Expected credit loss allowance on trade receivables and contract assets	3,328	58	932
Expected credit loss allowance on accrued income	—	(8)	—
Operating lease costs:
Land and buildings	2,339	3,165	1,957
Restructuring costs of £6.5 million relate to severance payments made to employees in respect of a restructuring exercise that took place during the year (2024: £11.6 million and 2023: £6.6 million ).
During the reporting period, the Company recognised an impairment loss allowance related to contract assets in the amount of £1.0 million. For details on expected credit loss allowance on trade receivables refer to note 19.

Operating lease costs for the year ended 30 June 2025 include short-term lease rent (for which the short-term lease exemption is taken under IFRS 16), property taxes and other property related costs.

Auditor’s remuneration:
During the year, the Group (including its overseas subsidiaries) obtained the following services from the Company’s auditors in respect of each year:

	2025 £’000	2024 £’000	2023 £’000
Audit of the financial statements	£1,463	£1,922	£1,467
Subsidiary local statutory audits	128	140	108
Sarbanes-Oxley Act attestation fees	1,473	1,442	1,506
Total audit fees	3,064	3,504	3,081
Quarterly review fees	299	285	260
Transition fees	—	—	180
Total audit related fees	299	285	440
Tax fees	80	245	377
All other fees	18	96	202
Total auditor’s remuneration	£3,461	£4,130	£4,100

7.Particulars of Employees (including Directors)

	2025 No.	2024 No.	2023 No.
Average number of staff employed by the group during the year (including directors):
Number of operational staff	10,403	10,587	10,872
Number of administrative staff	1,203	1,179	1,081
Number of management staff	8	8	8
Total	11,614	11,774	11,961

	2025 £’000	2024 £’000	2023 £’000
Aggregate payroll costs of the above were:
Wages and salaries	£492,354	£503,591	£481,399
Social security contributions	35,295	35,720	32,844
Pension contributions - defined contribution plan	16,090	13,952	12,034
Share-based compensation expense	32,045	34,678	31,058
Total	£575,784	£587,941	£557,335
The amounts presented above include restructuring costs of £6.5 million (2024: £11.6 million and 2023: £6.6 million ). Please refer to Note 6.

8.Key Management Remuneration
The compensation of the members of our Board of Directors was:

	2025 £’000	2024 £’000	2023 £’000

Remuneration paid	£978	£1,232	£1,338
Company contributions to pension scheme	58	58	72
Share-based compensation expense	1,691	2,368	3,755
Total	£2,727	£3,658	£5,165

Emoluments of highest paid director:
Remuneration paid	£512	£513	£612
Company contributions to pension scheme	32	32	48
Share-based compensation expense	468	1,149	2,135
Total	£1,012	£1,694	£2,795
There was one director who was a member of a pension scheme during the year (2024: 1; 2023: 1).
The highest paid director exercised 23,618 options during the year (2024: 37,565, 2023: 56,715) and was granted 150,219 options under a long term incentive plan (2024: 95,614, 2023: 53,762).
The total gains on the exercise of share options by the Directors amounted to £1.1 million (2024: £3.0 million and 2023: £5.6 million).

9.Finance Expense

	2025 £’000	2024 £’000	2023 £’000
Interest payable on bank borrowings	£7,177	£2,243	£63
Revolving credit facility running costs	1,586	1,791	1,733
Interest payable on leases	1,864	2,147	1,675
Interest payable on leased vehicles	—	—	1
Foreign exchange loss	3,727	2,235	10,729
Other interest expense	71	86	206
Fair value movement of financial liabilities	1,034	1,530	419
Total	£15,459	£10,032	£14,826

10.Finance Income

	2025 £’000	2024 £’000	2023 £’000
Interest income on bank deposits	£1,243	£6,171	£3,502
Other interest income	14	20	393
Fair value movement of financial assets	19	18	2
Fair value movement of financial liabilities	6,789	10,663	12,247
Total	£8,065	£16,872	£16,144

Fair value movements of financial liabilities arise from changes in the estimated amount of contingent consideration payable in respect of acquisitions.

11.Tax On Profit On Ordinary Activities
Analysis of charge / (credit) in the year

	2025 £’000	2024 £’000	2023 £’000
U.K. corporation tax based on the results for the year ended 30 June 2025 at 25.0% (2024 : 25%, 2023: 20.5%)	£—	£(1,667)	£8,141
Overseas tax	14,072	12,746	16,120
Adjustment in respect of prior periods	(552)	(2,878)	4,895
Current Tax	13,520	8,201	29,156
Deferred Tax	(10,619)	1,657	(9,156)
Total tax	£2,901	£9,858	£20,000
The blended U.K. Corporation rate throughout the period was 25.0% (2024 : 25.0% and 2023 : 20.5%).
An increase in the U.K. corporation rate from 19% to 25% (effective 1 April 2023) was substantively enacted on 24 May 2021. The deferred tax balance as of 30 June 2025 (and 30 June 2024) has been calculated based on the substantively enacted rates at that date, reflecting the expected timing of reversal of the related temporary differences.
On 20 June 2023, the UK substantively enacted the Pillar Two global minimum tax model rules (The “Pillar Two” rules) of the OECD’s Inclusive Framework on Base Erosion and Profit Shifting (“BEPS”). The legislation took effect for financial years commencing on or after 1 January 2024, making it effective for the Group from 1 July 2024. Under these rules, a top-up tax will arise where the effective tax rate of the Group’s operations in any individual jurisdiction, calculated using principles set out in the Pillar Two legislation, is below 15%. Any resulting tax would be payable by Endava Plc, being the Group’s ultimate parent to the UK tax authority (His Majesty’s Revenue & Customs (“HMRC”)).
As a consequence of the Pillar Two rules, many national governments have enacted (or announced the imminent introduction of) domestic minimum tax rules that are closely aligned to the OECD’s Pillar Two model rules. Where such domestic minimum tax rules are in place, they should raise local tax obligations to the 15% minimum rate, thereby eliminating the top-up tax liability otherwise payable by the Group under the UK’s Pillar Two rules. The Group monitors the implementation of such domestic minimum tax rules to ensure compliance with all filing obligations.
The Group has assessed its exposure to Pillar Two taxes for the year ended 30 June 2025. For the majority of territories in which it operates, it will either qualify for one or more of the transitional safe harbours provided in the rules or will meet the 15% threshold on a GloBE basis. As a result, no further top-up tax is anticipated for those territories in the current year.
For the 6 territories in which the Group will not qualify for a safe harbour or meet the 15% threshold, £0.6 million has been accrued as part of current tax expense.
The Group applies the exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 issued in May 2023.

Reconciliation of the tax rate on group profits

	2025		2024		2023
	£’000	%	£’000	%	£’000	%
Profit on ordinary activities before taxation	£24,113		£26,980		£114,163
Profit on ordinary activities at U.K. statutory rate	6,028	25.0	6,745	25.0	23,403	20.5
Differences in overseas tax rates	(3,624)	(15.0)	(5,094)	(18.9)	(267)	(0.2)
Impact of share-based compensation	4,109	17.0	4,182	15.5	1,390	1.2
Derecognition of previously recognised tax losses	1,422	5.9	—	—	—	—
Non taxable fair value movement on financial liabilities	(1,642)	(6.8)	(2,338)	(8.7)	(2,430)	(2.1)
Tax incentives and non deductible items	(1,024)	(4.2)	(663)	(2.5)	(867)	(0.8)
Adjustments related to prior periods	220	0.9	2,760	10.2	(354)	(0.3)
Tax on unremitted earnings/withholding tax on dividends	(2,588)	(10.7)	2,373	8.8	1,209	1.1
Impact of rate change on deferred tax	—	—	1,893	7.0	(2,084)	(1.8)
Total	£2,901	12.0%	£9,858	36.5%	£20,000	17.5%
The tax incentives and non deductible items of £1.0 million as at 30 June 2025 (30 June 2024: £0.7 million and 30 June 2023: £0.9 million) are mainly related to tax credits and incentives net of certain expenses that are not expected to be tax deductible in any jurisdiction.
During the prior year, management made a decision to utilise brought forward U.K. tax losses in earlier periods. This increases the tax charge by £1.9 million as at 30 June 2024 (30 June 2023: decreases the charge by £2.1 million) due to the impact of the different corporation tax rates between years, and results in offsetting prior year adjustments to current and deferred tax (reflecting the utilisation of a deferred tax asset and a reduction of prior year current tax liabilities). The net prior year adjustment expense of £2.8 million as at 30 June 2024 (30 June 2023: £0.4 million credit) shown above relates to separate true-up adjustments on finalisation of the tax return for the year ended 30 June 2023 during the year.
Tax on items charged to equity

	2025 £’000	2024 £’000	2023 £’000
Deferred tax - share-based compensation	£69	£368	£3,919
Current tax - share-based compensation	—	(311)	(2,318)
Total charge to equity	£69	£57	£1,601
Unremitted Earnings
The aggregate amount of unremitted profits at 30 June 2025 was approximately £141.0 million (2024: £341.0 million and 2023: £158.0 million). The movement during the year reflects profits made in various territories outside of the U.K., unremitted profits of acquired companies and repatriation of such profits through various dividend payments to the U.K. U.K. legislation relating to company distributions provides for exemption from tax for most repatriated profits. Deferred taxation of £6.1 million has been provided on these profits as at 30 June 2025 (2024: £9.4 million and 2023: £4.0 million). No deferred tax liability has been provided on £74.0 million of these profits at 30 June 2025 (2024: £8.2 million and 2023: £10.1 million) as the group is able to control the timing of distributions from these subsidiaries and is not expected to distribute these profits in the foreseeable future. During the year the deferred tax liability related to Romanian unremitted earnings was released as the new Double Tax Treaty entered into by the U.K. and Romania provides a beneficial ownership clause allowing exemption from withholding tax on dividend repatriations. Although this new treaty is not yet in force management does not expect to pay a dividend from Romania until it is ratified.

12.Deferred Tax Assets and (Liabilities)
Deferred taxes arising from temporary differences and unused tax losses are summarised as follows:

Deferred tax 2025	At 1 July 2024 £’000 (Restated)(1)	Exchange Adjustments £’000	Credit / (Charge) to Profit and Loss £’000	Acquisition £’000	Charge to Equity £’000	At 30 June 2025 £’000
Accelerated capital allowances	£(219)	£—	£192	£—	£—	£(27)
Tax losses	19,209	(1,026)	5,541	—	—	23,724
Share-based compensation	2,044	(117)	(465)	—	(69)	1,393
Intangible assets	(30,935)	1,953	4,722	(166)	—	(24,426)
Other temporary differences	2,155	(278)	629	677	—	3,183
Total	£(7,746)	£532	£10,619	£511	£(69)	£3,847

Deferred tax 2024 (Restated)(1)	At 1 July 2023 £’000	Exchange Adjustments £’000	Credit / (Charge) to Profit and Loss £’000	Acquisition £’000	Charge to Equity £’000	At 30 June 2024 £’000 (Restated)(1)
Accelerated capital allowances	£(31)	£—	£(188)	£—	£—	£(219)
Tax losses	12,511	(2)	(112)	6,812	—	19,209
Share-based compensation	3,963	(24)	(1,527)	—	(368)	2,044
Intangible assets	(9,412)	(72)	561	(22,012)	—	(30,935)
Other temporary differences	(539)	(176)	(391)	3,261	—	2,155
Total	£6,492	£(274)	£(1,657)	£(11,939)	£(368)	£(7,746)
(1) Restated to include the effects of revisions arising from provisional to final acquisition accounting for GalaxE (refer to note 3C for details).
Deferred tax assets are recognised to the extent it is probable that taxable profits will be generated against which those assets can be utilised. At 30 June 2025 a Deferred Tax Asset of £11.5 million (2024: £9.2 million and 2023: £9.7 million) has been recognised in respect of UK losses and other temporary differences. Recognition is supported by tax forecasts evidencing that sufficient future taxable profits are expected to be available to utilise these assets. The forecasts are based on financial data from the value-in-use calculations prepared for goodwill impairment testing (see Note 14 for key assumptions), anticipated amendments to the Group's transfer pricing policies based on the most recent benchmarking study, and a risk weighting reflecting the historical performance of the Group compared to forecast. Tax forecasts based on the base line assumptions used in the Goodwill impairment assessment (detailed in Note 14) supports full recognition of the deferred tax asset. Tax forecasts based on the sensitivity assumptions used in the Goodwill impairment assessment (detailed in Note 14) indicates that up to £3.5 million of the deferred tax asset could be irrecoverable. The recoverability of deferred tax assets is also sensitive to intra-group pricing. A 10-20% decrease to the UK profit allocation in the taxable profit forecasts using the sensitivity assumptions indicates that a further £1.7m-£3.5m of the deferred tax asset could be irrecoverable. No deferred tax asset has been recognised in respect of £5.2 million (2024: nil and 2023: nil) of US tax losses for which there is no expiry date.
After offsetting deferred tax assets and liabilities where appropriate within territories, the net deferred tax comprises:

	2025 £'000	2024 £’000 (Restated) (1)
Deferred tax assets	19,030	18,323
Deferred tax liabilities	(15,183)	(26,069)
Net deferred tax	3,847	(7,746)

13.Earnings Per Share
Basic earnings per share
Basic EPS is calculated by dividing the profit for the year attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.

	2025 £’000	2024 £’000	2023 £’000
Profit for the year attributable to equity holders of the Company	21,212	17,122	94,163

	2025	2024	2023
Weighted average number of shares outstanding	58,461,621	58,318,968	57,314,839

	2025	2024	2023
Earnings per share - basic (£)	0.36	0.29	1.64
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

	2025 £’000	2024 £’000	2023 £’000
Profit for the year attributable to equity holders of the Company	21,212	17,122	94,163

	2025	2024	2023
Weighted average number of shares outstanding	58,461,621	58,318,968	57,314,839
Diluted by: options in issue and contingent shares	413,839	430,529	767,549
Weighted average number of shares outstanding (diluted)	58,875,460	58,749,497	58,082,388

	2025	2024	2023
Earnings per share - diluted (£)	0.36	0.29	1.62
Basic and diluted earnings per share calculated above are the same for Class A and B shares as both have the same rights to share in profit for the period.

Between 1 July 2025 and 29 August 2025 the Company repurchased 1,885,753 ordinary shares. Had these been repurchased before year-end, there would have been no impact on the basic and diluted earnings per share.

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorisation of these financial statements that would have an impact over the basic and diluted earnings per share for the reporting period.

14.Goodwill

2025	£’000
Cost
At 1 July 2024 (Restated)(1)	507,652
Acquired through business combinations	1,644
Effect of foreign exchange translations	(36,000)
At 30 June 2025	473,296

2024
Cost
At 1 July 2023	239,249
Acquired through business combinations (Restated) (1)	271,859
Effect of foreign exchange translations	(3,456)
At 30 June 2024 (Restated)(1)	507,652

Net book value
At 30 June 2024 (Restated)(1)	507,652
At 30 June 2025	473,296
(1) Restated to include the effects of revisions arising from provisional to final acquisition accounting for GalaxE (refer to note 3C for details).
Goodwill acquired in a business combination is allocated, from the acquisition date, to the CGU that is expected to benefit from synergies of the combination and represents the lowest level within the entity at which the goodwill is monitored for internal reporting purposes. The Group has one CGU and accordingly goodwill is reported under one CGU. For more details on the CGU refer to Note 4.
On 1 December 2024, the Group acquired part of the properties, rights, interests and other tangible and intangible assets of Colorfy GmbH (“Colorfy”), which resulted in an increase in goodwill of £1.6 million.
On 3 August 2023, the Group acquired 100% of the voting rights of TLM Partners, Inc and its subsidiaries (collectively “TLM”) obtaining control, which resulted in an increase in goodwill of £14.4 million. The goodwill amount recognised in TLM is recorded in the local currency of the acquired companies, split between U.S Dollars, Canadian Dollars and EUR. The Group also completed the acquisition of EQ Tek spółka z ograniczoną odpowiedzialnością (“EQ Tek”) on 27 February 2024, acquiring 100% of the voting rights and obtaining control. The transaction resulted in an increase in goodwill of £13.3 million, all recorded in Polish Zloty, being the local currency of the acquired company. On 10 April 2024, the Group also acquired 100% of the voting rights of GalaxE Group Inc and its subsidiaries (collectively “GalaxE”), obtaining control. The transaction resulted in an increase in provisional goodwill of £252.2 million. The goodwill amount recognised in GalaxE is recorded in the local currency of the acquired companies, split between U.S Dollars, Canadian Dollars, and Indian Rupees. During the year ended 30 June 2025, the Group finalised the acquisition accounting with the final goodwill reported for this acquisition being £244.2 million.
All goodwill recognised during the reporting period for the completed acquisitions has been allocated to the Group CGU.
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

For the year ended 30 June 2025, the Board reviewed the value of the goodwill based on internal value in use calculations. The key assumptions for these calculations are revenue growth rate, adjusted earnings before interest, tax depreciation and amortisation (Adjusted “EBITDA”) margin and discount rate. The growth rates for the analysed period are based on management’s expectations of the medium-term performance of the business, planned growth in market share, industry forecasts and growth in the market. These calculations used five-year cash flow projections and assumed a 2.0% terminal growth rate thereafter. The discount rate used of 14.7% for the 2025 impairment test (2024: 12.8%, 2023: 13.5%) represents the weighted average cost of capital (“WACC”) of the Group and is a pre-tax rate. The starting point for the five-year cash flow projections is the Board approved budget for financial year ending 30 June 2026.

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
Management's impairment assessment for 2025, based on the base case scenario, shows that the value in use exceeds the carrying amount of goodwill.
The key assumptions used in the assessments for the years ended 30 June 2025, 2024 and 2023 are as follows:

	2025	2024	2023
Revenue growth rate(1)	4.9% - 8.5%	13.4% - 17.0%	25.0%
Adjusted EBITDA margin (2)	12.0% - 16.5%	n/a	n/a
Operating cash flows margin	n/a	12.2% - 15.5%	n/a
Discount rate (3)	14.7%	12.8%	13.5%
(1) Revenue growth presented in the above table is in respect of different years for the period used in the goodwill impairment analysis
(2) The Adjusted EBITDA is defined as EBITDA adjusted to exclude the impact of share-based compensation expense
(3) The discount rate used in sensitivity assessment is pre-tax

Management performed a sensitivity analysis for the key assumptions used in determining the value in use, as detailed in the table below. The sensitivity analysis resulted in a 27% decrease in value in use compared to the baseline scenario.

	Baseline assumptions	Sensitivity assumptions
Revenue growth rate	4.9% - 8.5%	(3.5)%- 6.0%
Adjusted EBITDA margin	12.0% - 16.5%	11.5% - 14.3%
Discount rate	14.7%	14.9%

The recoverable amount of our CGU would equal its carrying amount if the key assumptions were to change, in isolation, to the following:

Key assumptions to breakeven
Revenue decline rate(1)	(5.4)%
Adjusted EBITDA margin (1)	10.0%
Discount rate	21.6%

(1) Revenue decline and adjusted EBITDA margin presented here represent the average rates over the forecast period, up to terminal value.

15.Business combinations
Set out below is a reconciliation of movements of consideration paid to cash flows used in investing activities:

2025 £’000
Acquisition of Velocity Partners - cash paid in respect with contingent consideration	(159)
Refund for acquisition of EQ Tek (accounts completion)	509
Payment for acquisition of GalaxE, net of cash acquired (accounts completion)	(380)
Payment for acquisition of Colorfy, net of cash acquired	(532)
Acquisition of TLM - cash paid in respect of deferred consideration	(777)
Acquisition of TLM - cash paid in respect of contingent consideration	(197)
Acquisition of Mudbath - cash paid in respect of deferred consideration	(1,011)
Acquisition of Mudbath - cash paid in respect of contingent consideration	(2,898)
Acquisition of Lexicon - cash paid in respect of deferred consideration	(1,386)
Total payments for acquisitions of subsidiaries, net of cash acquired	(6,831)

Acquisition of Colorfy
On 1 December 2024, the Group acquired a subset of trade and assets from Colorfy. The assets acquired comprised two active clients in Germany within the consumer goods and industrial products industries, together with IT equipment and some employees relevant to delivery of IT services to those clients. The acquisition met the definition of a business and was accounted under IFRS 3 Business Combinations.

The consideration comprised £0.7 million in cash and £1.4 million in contingent consideration dependent on revenue achievement over a 3 year period. The net assets acquired amounted to £0.6 million, including identifiable intangible assets of £0.5 million related to client relationships. This resulted in goodwill recognised of £1.6 million.
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
The acquisition was subject to the completion of customary closing conditions and approvals, including the expiration of the required waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, the control of the Group being obtained on 10 April 2024 (the “GalaxE Acquisition date”).
The acquisition accounting for the GalaxE acquisition was considered final as at 30 June 2025.
The consideration includes elements of cash, equity and contingent consideration. The following table summarises the acquisition date fair values of each major class of consideration transferred:

	Provisional £’000	Measurement period £’000	Final £'000
Initial cash consideration	223,045	396	223,441
Equity consideration	13,778	—	13,778
Fair value of contingent consideration	4,443	—	4,443
Total consideration transferred	241,266	396	241,662
Under the GalaxE Share Purchase Agreement, the Group paid the former equity holders of GalaxE a cash purchase price of £223.0 million, subject to post-closing adjustments on the cash, debt and working capital of GalaxE. 545,802 Class A shares were issued to the Sellers subject to a lock-up period of 2 years with a fair value of equity consideration of £13.8 million, using a share price at acquisition date of £25.24. During the reporting period, the post-closing adjustment to cash consideration was determined and settled, in amount of £0.4 million.
The Group also recognised contingent consideration with a fair value of £4.4 million upon fulfillment of certain earn-out conditions related to revenue of GalaxE, as well as the use of GalaxE’s GxFource technology in existing and new arrangements with customers during the earn-out period ending 31 December 2024. Management estimated 19% payout of the contingent consideration using probability-weighted outcomes. The fair value was then determined by applying an appropriate discount rate that embeds the risk included in the projections used in the scenarios. Any subsequent revaluations to contingent consideration as a result of changes in such estimations are recognised in the consolidated statements of comprehensive income.
Management has remeasured the contingent consideration to reflect the most recent estimate of the earn-out payment, representing its best assessment of the expected payout as of 30 June 2024, based on the information available. This resulted in an additional charge of £1.2 million, including discount unwind, recognised under fair value movement of financial liabilities in the consolidated statements of comprehensive income for the year ended 30 June 2024 (see note 9) which represents a payout of approximately 25% of the total contingent consideration.
During the reporting period, management has remeasured the contingent consideration to reflect the actual earn-out payment. As a result of not achieving the earn-out targets in the Purchase Agreement by the deadline (31 December 2024), the Group recognised a fair value gain in the consolidated statements of comprehensive income for the period (see Note 10) for a total amount of £5.6 million, including discount unwind, which is recognised within Finance income.
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
A summary of the assets and liabilities acquired is as follows:

		Adjustments
	Provisional £’000	Measurement period £’000	Deferred Tax Asset(1) £'000	Final £'000
Intangible assets - client relationships	66,287	2,995	—	69,282
Software - own work capitalised	9,378	—	—	9,378
Property, plant and equipment	480	142	—	622
Right of use assets	4,125	—	—	4,125
Deferred tax asset	6,653	500	5,013	12,166
Cash and cash equivalents	6,486	—	—	6,486
Trade and other receivables	18,758	—	—	18,758
Lease liabilities	(4,133)	—	—	(4,133)
Borrowings	(48,566)	—	—	(48,566)
Trade and other payables	(43,420)	(2,366)	—	(45,786)
Corporation tax payable	(3,595)	2,952	—	(643)
Deferred tax liability	(23,433)	(768)	—	(24,201)
Fair value of net liabilities acquired	(10,980)	3,455	5,013	(2,512)
(1) In the reporting period, the acquisition accounting for GalaxE was finalised during the measurement period. The comparative balance sheet as at 30 June 2024 has been revised to amend the provisional fair value of assets and liabilities recognised previously. These revisions relate to permissible measurement period adjustments under IFRS 3, along with the recognition of a deferred tax asset on accrued rebates that was omitted in the provisional amounts previously recorded.
Other than intangible assets and taxes, the fair value approximates to the carrying value of the net liabilities acquired. Management has no doubt over the collectability of the trade receivables included in the trade and other receivables line above.
Intangible assets subject to valuation include client relationships. The fair value of the acquired client relationships intangible asset was provisionally estimated by management, for the year ended June 30, 2024, by applying an assumed client relationship fair value as a proportion of the total consideration transferred based on comparable historical acquisitions. The multi-period excess earnings method (“MEEM”) was applied to determine the final fair value of the client relationship intangible asset. The fair value determined under this approach used as key assumptions: customer attrition and discount rates. The after-tax residual cash flows attributable to existing customers were discounted to a present value.

Deferred tax
The deferred tax liability at acquisition is made up of £18.9 million on the client relationships and £2.6 million on the software - own work capitalised, which had respective book value bases of £69.3 million and £9.4 million, respectively, and tax bases of nil at the date of acquisition. Additionally the Group has recognised a deferred tax liability of £2.7 million in relation to withholding tax exposures on unremitted overseas earnings.
The deferred tax asset at acquisition is made up of £7.2 million mainly on the US tax losses created by acquisition expenses and £5.0 million on rebate accruals reported in net assets acquired. This deferred tax asset is recognised as the existence of the deferred tax liability on the client relationship is evidence that it is probable that future taxable profits will be generated against which this asset can be utilised.
Goodwill
Goodwill arising from the acquisition has been recognised as follows:

	Provisional £’000	Measurement period £’000	Deferred Tax £'000	Final £'000
Consideration transferred	241,266	396	—	241,662
Fair value of net liabilities acquired	10,980	(3,455)	(5,013)	2,512
Goodwill	252,246	(3,059)	(5,013)	244,174
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
Under the EQ Tek Share Purchase Agreement, the Group paid the former equity holders of EQ Tek a cash purchase price of £13.9 million, including post-closing adjustments on the cash, debt and working capital of EQ Tek. In addition, the Group recognised deferred consideration with a fair value of £0.9 million attributed to a holdback amount, payable within 18 months of acquisition date. The deferred consideration is measured at amortised cost using the effective interest rate method. The fair value at the balance sheet date approximates to its carrying value. During the reporting period, the post-closing adjustment to cash consideration was determined and settled, representing a refund in amount of £0.5 million.
A summary of the assets and liabilities acquired is as follows:

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
A summary of the assets and liabilities acquired is as follows:

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
A summary of the assets and liabilities acquired is as follows:

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
A summary of the assets and liabilities acquired is as follows:

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
A summary of the assets and liabilities acquired is as follows:

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
Management’s estimate of Revenue and Profit of Lexicon for the reporting period ended 30 June 2023 (had the acquisition occurred at the beginning of the reporting period):

£’000
Revenue	16,269
Profit	1,061
Acquisition-related costs:

£’000
Legal and professional fees	770
Acquisition-related costs are expensed as incurred and presented under selling, general and administrative expenses.

16.Intangible Assets

2025	Client relationship £’000	Software and licences £’000	Supplier relationships £’000	Software - own work capitalised £’000	Total £’000
Cost
At 1 July 2024 as restated (1)	£179,157	£556	£120	£10,542	£190,375
Additions	—	—	—	1,173	1,173
On acquisition of subsidiaries	550	4	—	—	554
Disposals	—	(123)	—	—	(123)
Effect of foreign exchange translations	(10,638)	(8)	—	(728)	(11,374)
At 30 June 2025	£169,069	£429	£120	£10,987	£180,605

Amortisation
At 1 July 2024	£57,390	£547	£112	£1,534	£59,583
Charge for the year	21,572	8	8	1,858	23,446
Disposals	—	(123)	—	—	(123)
Effect of foreign exchange translations	(3,057)	(10)	—	(124)	(3,191)
At 30 June 2025	£75,905	£422	£120	£3,268	£79,715
Net book value
At 30 June 2025	£93,164	£7	£—	£7,719	£100,890
(1) Restated to include the effects of revisions arising from provisional to final acquisition accounting for GalaxE (refer to note 3C for details).

2024	Client relationship £’000	Software and licences £’000	Supplier relationships £’000	Software - own work capitalised £’000	Total £’000
Cost
At 1 July 2023 as restated	£108,173	£657	£120	£1,161	£110,111
Additions	—	60	—	—	60
On acquisition of subsidiaries (Restated)(1)	71,388	—	—	9,378	80,766
Disposals	—	(153)	—	—	(153)
Effect of foreign exchange translations	(404)	(8)	—	3	(409)
At 30 June 2024 as restated	£179,157	£556	£120	£10,542	£190,375

Amortisation
At 1 July 2023	£42,831	£631	£88	£1,088	£44,638
Charge for the year	14,955	25	24	469	15,473
Disposals	—	(152)	—	—	(152)
Effect of foreign exchange translations	(396)	43	—	(23)	(376)
At 30 June 2024	£57,390	£547	£112	£1,534	£59,583
Net book value
At 30 June 2024 as restated	£121,767	£9	£8	£9,008	£130,792
(1) Restated to include the effects of revisions arising from provisional to final acquisition accounting for GalaxE (refer to note 3C for details).

17.Property, Plant and Equipment

2025	Computers & Equipment £’000	Fixtures & Fittings £’000	Fixed Assets in Progress £’000	Total £’000
Cost
At 1 July 2024 as restated (1)	£24,002	£25,421	£729	£50,152
Additions	1,268	939	1,323	3,530
On acquisition of subsidiaries	18	45	—	63
Disposals	(4,012)	(2,941)	—	(6,953)
Transfers	—	727	(727)	—
Effect of foreign exchange translations	(612)	(705)	—	(1,317)
At 30 June 2025	£20,664	£23,486	£1,325	£45,475

Depreciation
At 1 July 2024	£16,367	£13,005	£—	£29,372
Charge for the year	4,489	4,347	—	8,836
Disposals	(3,777)	(2,248)	—	(6,025)
Effect of foreign exchange translations	(464)	(421)	—	(885)
At 30 June 2025	£16,615	£14,683	£—	£31,298
Net book value
At 30 June 2025	£4,049	£8,803	£1,325	£14,177

2024	Computers & Equipment £’000	Fixtures & Fittings £’000	Fixed Assets in Progress £’000	Total £’000
Cost
At 1 July 2023	£25,663	£24,591	£859	£51,113
Additions	2,565	1,541	727	4,833
On acquisition of subsidiaries (Restated)(1)	736	305	—	1,041
Disposals	(4,681)	(1,644)	—	(6,325)
Transfers	—	857	(857)	—
Effect of foreign exchange translations	(281)	(229)	—	(510)
At 30 June 2024 as restated (1)	£24,002	£25,421	£729	£50,152

Depreciation
At 1 July 2023	£15,223	£9,950	£—	£25,173

Charge for the year	5,898	4,414	—	10,312
Disposals	(4,538)	(1,228)	—	(5,766)
Effect of foreign exchange translations	(216)	(131)	—	(347)
At 30 June 2024	£16,367	£13,005	£—	£29,372
Net book value
At 30 June 2024 as restated (1)	£7,635	£12,416	£729	£20,780
(1) Restated to include the effects of revisions arising from provisional to final acquisition accounting for GalaxE (refer to note 3C for details).

18.Significant Shareholdings and Related Party Transactions
Significant shareholdings
At 30 June 2025, the Group held 100% of the share capital of the following entities:

Subsidiary	Country of Incorporation	Class of Shares Held	Percentage of Shares Held	Principal Activity
Endava Argentina SRL	Argentina	Ordinary	100%	Provision of IT Services
Endava Australia Pty Ltd	Australia	Ordinary	100%	Provision of IT Services
DEK Corporation Pty Ltd	Australia	Ordinary	100%	Provision of IT Services
Lexicon Consolidated Holdings Pty Ltd	Australia	Ordinary	100%	Provision of IT Services
Lexicon Digital Trust	Australia	Ordinary	100%	Provision of IT Services
Lexicon Digital Pty Ltd	Australia	Ordinary	100%	Provision of IT Services
Mudbath & Co Pty Ltd	Australia	Ordinary	100%	Provision of IT Services
Endava Austria GmbH	Austria	Ordinary	100%	Provision of IT Services
Endava d.o.o. Banja Luka	Bosnia and Herzegovina	Ordinary	100%	Provision of IT Services
Endava d.o.o. Sarajevo	Bosnia and Herzegovina	Ordinary	100%	Provision of IT Services
Endava EOOD	Bulgaria	Ordinary	100%	Provision of IT services
Endava Canada Inc.	Canada	Ordinary	100%	Provision of IT Services
Endava Colombia S.A.S.	Colombia	Ordinary	100%	Provision of IT Services
Endava S.A.S.	Colombia	Ordinary	100%	Provision of IT Services
Endava d.o.o	Croatia	Ordinary	100%	Provision of IT Services
Endava ApS	Denmark	Ordinary	100%	Provision of IT Services
Endava GmbH	Germany	Ordinary	100%	Provision of IT services
Endava Munchen GmbH	Germany	Ordinary	100%	Provision of IT Services
Endava (Ireland) Limited	Ireland	Ordinary	100%	Provision of IT services
Endava Digital Services Limited	Ireland	Ordinary	100%	Provision of IT Services
Endava Malaysia SDN. BHD.	Malaysia	Ordinary	100%	Provision of IT Services
Lvvl Mexico S. de R.L. de C.V.	Mexico	Ordinary	100%	Provision of IT Services
ICS Endava SRL	Moldova	Ordinary	100%	Provision of IT services
Endava B.V.	The Netherlands	Ordinary	100%	Provision of IT services
Endava Holdings B.V.	The Netherlands	Ordinary	100%	Holding Company
Endava DOOEL Skopje	North Macedonia	Ordinary	100%	Provision of IT services
Endava Poland sp. z.o.o	Poland	Ordinary	100%	Provision of IT services
Endava Romania SRL	Romania	Ordinary	100%	Provision of IT services
Endava d.o.o. Beograd	Serbia	Ordinary	100%	Provision of IT Services
Endava Digital Services d.o.o. Beograd	Serbia	Ordinary	100%	Provision of IT Services
Endava Singapore Pte. Ltd	Singapore	Ordinary	100%	Provision of IT Services
Endava Digitalne Resitve d.o.o.	Slovenia	Ordinary	100%	Provision of IT Services
DEK Technologies Sweden AB	Sweden	Ordinary	100%	Provision of IT Services
Endava Switzerland GmbH	Switzerland	Ordinary	100%	Provision of IT Services
Endava Middle East FZ-LLC	United Arab Emirates	Ordinary	100%	Provision of IT Services
Endava (UK) Limited	United Kingdom	Ordinary	100%	Provision of IT services
Endava Inc.	United States	Ordinary	100%	Provision of IT services

Endava USA West Inc	United States	Ordinary	100%	Provision of IT Services
Five Minutes Studio, Inc	United States	Ordinary	100%	Provision of IT Services
Levvel LLC	United States	Ordinary	100%	Provision of IT Services
Endava Uruguay SRL	Uruguay	Ordinary	100%	Provision of IT Services
Endava Delaware Holdings, Inc.	United States	Ordinary	100%	Provision of IT Services
GalaxE Group, Inc	United States	Ordinary	100%	Provision of IT Services
GalaxE. Healthcare Solutions Ireland Limited	Ireland	Ordinary	100%	Provision of IT Services
GalaxE.Healthcare Solutions Singapore Private Ltd	Singapore	Ordinary	100%	Provision of IT Services
GalaxE Solutions (HK) Limited	Hong Kong	Ordinary	100%	Provision of IT Services
GalaxE Solutions Information Technology (Shanghai) Co., Ltd	China	Ordinary	100%	Provision of IT Services
GalaxE Solutions Canada, ULC	Canada	Ordinary	100%	Provision of IT Services
TLM Partners, Inc.	United States	Ordinary	100%	Provision of IT Services
TLM Partenaires Inc.	Canada	Ordinary	100%	Provision of IT Services
TLM Partners Entertainment EMEA limited	Ireland	Ordinary	100%	Provision of IT Services
Endava Limited Guernsey Employee Benefit Trust	United Kingdom	Ordinary	100%	Employee Benefit Trust
Endava Vietnam Limited Liability Company	Vietnam	Ordinary	100%	Provision of IT Services
Endava Solutions, LLC	United States	Ordinary	100%	Provision of IT Services
Endava Solutions India Private Limited	India	Ordinary	100%	Provision of IT Services
GalaxE Solutions US Holdings LLC	United States	Ordinary	100%	Provision of IT Services
Endava Arabia Business Services Company	Saudi Arabia	Ordinary	100%	Provision of IT Services
Endava Consulting Services , S.L.U.	Spain	Ordinary	100%	Provision of IT Services
Endava Ltda	Brazil	Ordinary	100%	Provision of IT Services
Endava Holdings Inc	United States	Ordinary	100%	Holding Company

Dormant Entities

Subsidiary	Country of Incorporation	Class of Shares Held	Percentage of Shares Held
Testing4Finance Ltd	United Kingdom	Ordinary	100%
Business Agility Consulting Limited	United Kingdom	Ordinary	100%
Related Party Transactions
At 30 June 2025, the executive officers and directors owned 9,337,816 ordinary shares, nominal value £0.02 per share (2024: 9,528,403 ordinary shares, nominal value £0.02 and 2023: 10,092,540 ordinary shares, nominal value £0.02) and held awards over a further 373,059 ordinary shares, nominal value of £0.02 (2024: 244,755 ordinary shares, nominal value of £0.02 and 2023: 240,155 ordinary shares, nominal value of £0.02).
Other than the transactions with executive officers and directors disclosed above, no other related party transactions have been identified.
Ultimate Parent
Endava plc is the ultimate parent entity of the Group and it is considered that there is no ultimate controlling party.

19.Trade and Other Receivables

	2025 £’000	2024 £’000
Trade receivables	£151,199	£149,855
Prepayments	11,205	11,499
Accrued income	23,973	14,194
Research and development tax credit	8,481	4,884
Grant receivable	6,551	4,892
Other receivables	8,114	8,349
Total trade and other receivables	£209,523	£193,673
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
Of the £24.0 million accrued income balance as of 30 June 2025 (£14.2 million as of 30 June 2024), none arises from acquired companies during the reporting period (£0.2 million as of 30 June 2024). Accrued income is converted into trade receivables on invoicing clients for the work performed.
As of 30 June 2025, the Group recognized £3.7 million within accrued income related to a long-term contract. This amount represents a portion of revenue recognized using the percentage of completion method, in accordance with IFRS 15. Revenue was recognized based on the ratio of costs incurred to date relative to the total estimated costs required to fulfill the contract, which management considers a measure of progress toward satisfying the Group’s performance obligations under the arrangement.
Historically, revenue from this contract had been recognized on a straight-line basis over time. However during the year ended June 30, 2025 management determined that sufficient information was available to make a more reliable estimate of contract progress and the costs required to fulfil the arrangement.
Management assessed that the level of judgment required in applying this revenue recognition approach does not constitute a significant judgment under IFRS 15, due to the relative size of the contract in the context of the Group’s total revenue. Furthermore, the amount recognized in accrued income as of 30 June 2025 is not considered material. No revenue related to this contract was recognized in accrued income as of 30 June 2024.
The total research and development tax credit receivable as of 30 June 2025 is £11.0 million (£11.1 million as of 30 June 2024), out of which £2.5 million is receivable in a period of over one year from the balance sheet date and presented under non-current financial assets and other receivables (£6.2 million as of 30 June 2024).
The total prepayments as of 30 June 2025 are £13.3 million (£14.7 million as of 30 June 2024), out of which £2.1 million are to be realised in a period of over one year from the balance sheet date and presented under non-current financial assets and other receivables (£3.2 million as of 30 June 2024).
The following table presents the trade receivables and accrued income aging intervals and the allocation of the expected credit loss allowance as of 30 June 2025 and 30 June 2024:

	2025 £’000		2024 £’000
	Trade receivables and accrued income - gross	Expected credit loss allowance	Trade receivables and accrued income - gross	Expected credit loss allowance
Current	139,532	—	137,482	(66)
1 - 30 days overdue	11,479	—	11,759	(1)
31 - 60 days overdue	9,241	(105)	9,045	(126)
61 - 90 days overdue	6,547	(133)	2,605	(87)
Over 90 days overdue	13,354	(4,743)	6,222	(2,784)
Total	180,153	(4,981)	167,113	(3,064)

The gross and net amounts of trade receivables and accrued income were as follows:

	2025 £’000	2024 £’000
Trade receivables - gross	£156,180	£152,919
Expected credit loss allowance	(4,981)	(3,064)
Trade receivables - net	£151,199	£149,855

	2025 £’000	2024 £’000
Accrued income - gross	£23,973	£14,194
Expected credit loss allowance	—	—
Accrued income - net	£23,973	£14,194
Movements in the expected credit loss allowance were as follows:

	2025 £’000	2024 £’000
As at 1 July	£3,064	£4,494
Provided in the year	4,223	2,570
Released in the year	(1,895)	(2,228)
Utilised in the year	(313)	(1,665)
Effect of foreign exchange translations	(98)	(107)
As at 30 June	£4,981	£3,064

20.Trade and Other Payables

	2025 £’000	2024 £’000 (Restated) (1)
Trade payables	£7,849	£10,976
Other taxation and social security	14,836	18,412
Client volume discounts/rebates	14,810	20,078
Other liabilities	5,027	6,222
Accruals	50,129	57,100
Deferred income	4,176	6,147
Total trade and other payables	£96,827	£118,935
(1) Restated to include the effects of revisions arising from provisional to final acquisition accounting for GalaxE (refer to note 3C for details).
Deferred income represents client contract liabilities at year end where cash was received from clients but Endava is yet to perform the work. £5.9 million of the deferred income recognised at 1 July 2024 was recognised as revenue during the year (2024: £4.5 million). Other than business-as-usual movements there were no significant changes in the deferred income balance during the year. From the £4.2 million deferred income in balance as of 30 June 2025, nil comes from acquired companies during the reporting period (£2.8 million as of 30 June 2024).
Client volume discounts/rebates relate to contractual arrangements with customers to provide them with discounts/rebates based on agreed threshold levels of business being delivered by the client.
21.Financial Assets and Liabilities
Categories of financial assets and financial liabilities
Financial assets
The Group has the following financial assets, all of which are classified and measured at amortised cost:

	Note	2025 £’000	2024 £’000
Financial assets at amortised cost
Trade receivables	19	£151,199	£149,855
Accrued income	19	23,973	14,194
Other financial assets		509	716
Cash and cash equivalents		59,345	62,358
Total financial assets		£235,026	£227,123
The accounting policies provide a description of the initial recognition and measurement, and also the subsequent measurement of financial assets.

Financial liabilities
The Group has the following financial liabilities:

	Note	2025 £’000	2024 £’000 (Restated) (1)
Lease liabilities
Current lease liabilities	23	£13,661	£14,450
Non-current lease liabilities	23	33,448	43,557
		47,109	58,007
Other financial liabilities at amortised cost
Borrowings	22	180,943	144,754
Trade payables	20	7,849	10,976
Accruals	20	50,129	57,100
Client volume discounts/rebates	20	14,810	20,078
Deferred consideration	15	3,376	7,179
		257,107	240,087
Financial liabilities at fair value through profit or loss
Contingent consideration	15	501	8,444

Total financial liabilities		£304,717	£306,538
(1) Restated to include the effects of revisions arising from provisional to final acquisition accounting for GalaxE (refer to note 3C for details).
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
Contingent consideration has been classified within level 3. The following table includes the roll forward schedule of contingent consideration during the years ended 30 June 2024 and 30 June 2025:

Contingent consideration	Beginning of the year £’000	Additions £’000	Payments £'000	Remeasurement and discount unwind £'000	Foreign exchange impact £'000	End of the year £'000
2024	11,459	16,510	(2,737)	(16,817)	29	8,444
2025	8,444	1,396	(3,254)	(5,815)	(270)	501
The methodology for determining the fair value of contingent consideration is detailed in Note 15.

22. Borrowings
Terms and conditions of outstanding borrowings as of 30 June 2025 and 2024 are as follows:

Type	Nominal Interest p.a.	Year of Maturity	2025 £’000	2024 £’000
Revolving Credit Facility	SONIA/ EURIBOR/SOFR + variable margin (1.00% - 1.65%)	2028(1)	£180,943	£144,754
(1)Of the £350 million facility, £95 million will mature on February 8, 2027, and the remaining £255 million will mature on February 8, 2028.

The Group has an unsecured, multicurrency bank revolving credit facility with a drawn down loan amount of £180.9 million at 30 June 2025 (2024: £144.8 million). Commitment fees are charged on the undrawn balance of the facility. The available borrowing capacity under the Group’s revolving credit facility is £350.0 million less drawn down loans and utilised ancillary facilities (HSBC bank guarantees: £1.0 million at 30 June 2025 and £2.2 million at 30 June 2024). The HSBC bank guarantees primarily relate to property leases in Europe, the United States and Australia. Please refer to Note 28 for a schedule showing the RCF movements in the period.
The credit facility is subject to covenants that are measured bi-annually based on trailing twelve months results, being interest cover of a minimum of 4.0x and net debt to EBITDA of a maximum of 2.5x, based on measures as defined in the facilities agreements which are adjusted from the equivalent IFRS amounts. At 30 June 2025 and 30 June 2024, the Group complied with these financial covenants.
Guarantees
The Group has provided the following guarantees at 30 June 2025:
Parent Company Guarantees
The parent company did not provide any new guarantees in the fiscal year ended 30 June 2025. In the fiscal year ended 30 June 2024, the parent company provided guarantees relating to certain leases entered into by Endava Romania SRL in Romania and ICS Endava SRL in Moldova. In the fiscal year ended 30 June 2024, the parent company also provided a guarantee under the Merger Agreement with respect to the obligations to be fulfilled by Endava Delaware Inc. under that agreement.
No claims are expected to arise from the above guarantees.
Bank Guarantees
Various subsidiaries provided bank guarantees in relation to their leases of office space together with a small number of tender and performance guarantees.
No claims are expected to arise from the above guarantees.
23.Leases
The Group’s lease portfolio consists of property leases of office spaces and other IT equipment.
As a lessee:
Right-of-use assets
Set out below are the carrying amounts of the Group’s right-of-use assets and the movements during the year ended 30 June 2025:

	Leasehold Buildings £’000	Other IT equipment £’000	Total £’000
At 1 July 2024	£53,116	£178	£53,294
Additions	2,047	—	2,047
Disposals	(130)	—	(130)
Derecognition as a result of subleases	(15)	—	(15)
Modifications (1)	390	—	390
Depreciation charge	(12,640)	(149)	(12,789)
Reversal of the impairment charge	130	—	130
Effect of foreign exchange translations	(1,406)	(6)	(1,412)
At 30 June 2025	£41,492	23	£41,515
(1) Lease liabilities are remeasured when a change to future contractual cash flows is identified. Remeasurements were made in the year based upon changes in indexation, changes resulting from reducing the space rented and changes resulting from lease term reassessments. The carrying value of the corresponding right-of-use asset is also re-measured to reflect this change.
Set out below are the carrying amounts of the Group’s right-of-use assets and the movements during the year ended 30 June 2024:

	Leasehold Buildings £’000	Other IT equipment £’000	Vehicles £’000	Total £’000
At 1 July 2023	£65,053	£—	£31	£65,084
Additions	5,276	227	—	5,503
Disposals	(880)	—	(12)	(892)
Derecognition as a result of subleases	(701)	—	—	(701)
Modifications (1)	(1,912)	—	—	(1,912)
Depreciation charge	(12,957)	(50)	(19)	(13,026)
Net impairment charge	(130)	—	—	(130)
Effect of foreign exchange translations	(633)	1	—	(632)
At 30 June 2024	£53,116	£178	£—	£53,294
(1) Lease liabilities are remeasured when a change to future contractual cash flows is identified. Remeasurements were made in the year based upon changes in indexation and changes resulting from additional space rented. The carrying value of the corresponding right-of-use asset is also re-measured to reflect this change.
Lease liabilities
Set out below are the carrying amounts of the Group’s lease liabilities and the movements during the year ended 30 June 2025:

	Leasehold Buildings £’000	Other IT equipment £’000	Total £’000
At 1 July 2024	£57,821	186	£58,007
Additions	2,009	—	2,009
Disposals	(128)	—	(128)
Modifications(1)	390	—	390
Interest	1,856	8	1,864
Payments	(14,139)	(150)	(14,289)
Effect of foreign exchange revaluation and translations	(738)	(6)	(744)
At 30 June 2025	£47,071	£38	£47,109
(1) Lease liabilities are remeasured when a change to future contractual cash flows is identified. Remeasurements were made in the year based upon changes in indexation, changes resulting from reducing the space rented and changes resulting from lease term reassessments.
Set out below are the carrying amounts of the Group’s lease liabilities and the movements during the year ended 30 June 2024:

	Leasehold Buildings £’000	Other IT equipment £’000	Vehicles £’000	Total £’000
At 1 July 2023	£68,984	£—	£30	£69,014
Additions	5,238	243	—	5,481
Disposals	(937)	—	(10)	(947)
Modifications(1)	(2,074)	—	—	(2,074)
Interest	2,147	—	—	2,147
Payments	(14,698)	(58)	(20)	(14,776)
Effect of foreign exchange revaluation and translations	(839)	1	—	(838)
At 30 June 2024	£57,821	£186	£—	£58,007
(1) Lease liabilities are remeasured when a change to future contractual cash flows is identified. Remeasurements were made in the year based upon changes in indexation and changes resulting from additional space rented.
The potential impact of lease covenants is considered to be immaterial.
The maturities of the Group’s lease liabilities for the year ended 30 June 2025 are as follows:

	Leasehold Buildings £’000	Other IT equipment £’000	Total £’000
Less than 1 year	13,623	38	13,661
1 to 5 years	32,897	—	32,897
More than 5 years	4,579	—	4,579
Total undiscounted lease liabilities	51,099	38	51,137

Lease liabilities included in the balance sheet	47,071	38	47,109
Analysed as:
Current	13,623	38	13,661
Non-current	33,448	—	33,448
The maturities of the Group’s lease liabilities for the year ended 30 June 2024 are as follows:

	Leasehold Buildings £’000	Other IT equipment £’000	Total £’000
Less than 1 year	14,290	160	14,450
1 to 5 years	38,974	26	39,000
More than 5 years	10,487	—	10,487
Total undiscounted lease liabilities	63,751	186	63,937

Lease liabilities included in the balance sheet	57,821	186	58,007
Analysed as:
Current	14,290	160	14,450
Non-current	43,531	26	43,557
Income Statement Impact
The following items have been recognised in the consolidated statements of comprehensive income for the current and prior year:

2025	Leasehold Buildings £’000	Other IT equipment £’000	Vehicles £’000	Total £’000
Depreciation of right-of-use assets	£12,640	£149	£—	£12,789
Reversal of impairment of right-of-use assets	(130)	—	—	(130)
Interest expense on lease liabilities	1,856	8	—	1,864
Expense related to short-term leases	1,999	—	—	1,999
Net loss on disposal of right-of-use asset	70	—	—	70
Fair value movement of financial assets	(19)	—	—	(19)
Total	£16,416	£157	£—	£16,573

2024	Leasehold Buildings £’000	Other IT equipment £’000	Vehicles £’000	Total £’000
Depreciation of right-of-use assets	£12,957	£50	£19	£13,026
Impairment of right-of-use assets	130	—	—	130
Interest expense on lease liabilities	2,147	—	—	2,147
Expense related to short-term leases	2,081	—	61	2,142
Loss on derecognition of right-of-use assets sub-leased	81	—	—	81
Net gain on disposal of right-of-use asset	(139)	—	—	(139)
Fair value movement of financial assets	(18)	—	—	(18)
Total	£17,239	£50	£80	£17,369
The total Group cash outflow for leases (including related interest) as a lessee in the year was £16.3 million (2024: £16.9 million), out of which £14.3 million (2024: £14.8 million) relate to leases accounted for under IFRS 16 and presented as cash outflows from financing activities.
Contractual Obligations and Commitments
The following table summarises our commitments to settle contractual obligations as of 30 June 2025 and the effect such obligations are expected to have on the Group’s liquidity and cash flows:

	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years	Total
	(in thousands)
Lease liabilities	£13,661	£19,321	£13,576	£4,579	£51,137
Short-term leases(1)	1,251	403	64	4	1,722
Leases contracted, but not yet commenced	498	1,108	348	—	1,954
Total	£15,410	£20,832	£13,988	£4,583	£54,813
(1) Includes lease contracts that qualify for the short-term lease exemption under IFRS 16, such as month-to-month arrangements, leases with terms of 12 months or less, and leases that can be terminated at any time by either party with short notice and without significant penalty.
As of 30 June 2025, the Group has property leases that expire at various dates through December 2032.
As a lessor:
During 2025, the Group did not enter into any new arrangement to sub-lease certain office spaces that have been presented as part of a right-of-use asset.
During 2024, the Group entered into arrangements to sub-lease certain office spaces that have been presented as part of a right-of-use asset. This has been classified as a finance sub-lease. The Group recognised a loss of £0.1 million on the derecognition of the right-of-use asset pertaining to the office space, which has been presented within Finance expense.
During 2025, the Group recognised interest income on lease receivables of less than £0.1 million (2024: less than £0.1 million).
The total Group cash inflow for leases as a lessor in the year was £0.1 million (2024: £0.1 million).
During the year the investment in finance lease receivable decreased by £0.1 million due to payments received.
The following table sets out the maturity analysis of lease payments receivable for sub-leases classified as finance leases showing the undiscounted lease payments to be received after the reporting date and the net investment in the finance lease receivable.

	Finance leases 2025 £’000	Finance leases 2024 £’000
Less than 1 year	121	183
1 to 2 years	112	182
2 to 3 years	117	108
3 to 4 years	—	113
Total undiscounted lease payments receivable	350	586
Unearned finance income	27	53
Net investment in finance lease receivable	323	533
Analysed as:
Current	121	183
Non-current	202	350

24.Share Capital

Authorised share capital:	2025 £’000	2024 £’000
60,000,000 ordinary shares of £0.02 each	1,200	1,200

Allotted, called up and fully paid:	2025 No.	£’000	2024 No.	£’000
Class A ordinary shares	42,664,078	853	44,495,400	890
Class B ordinary shares	13,544,793	270	14,536,032	290
Ordinary shares of £0.02 each	56,208,871	1,123	59,031,432	1,180
Set out below are the movements in Class A ordinary shares during the year ended 30 June 2025:

2025	Class A ordinary shares	Class B ordinary shares
At 1 July 2024	44,495,400	14,536,032
New shares issued in relation to exercise of options	488,230	—
Cancellation of shares	(3,310,791)	—
Shares converted from Class B to Class A	991,239	(991,239)
At 30 June 2025	42,664,078	13,544,793
The cancellation of shares arises from the share repurchase program as detailed in note 27.
Set out below are the movements in Class A ordinary shares during the year ended 30 June 2024:

2024	Class A ordinary shares	Class B ordinary shares
At 1 July 2023	41,810,877	15,940,112
New shares issued in relation to exercise of options	572,195	—
New shares issued as equity consideration related to acquisitions	708,248	—
Shares converted from Class B to Class A	1,404,080	(1,404,080)
At 30 June 2024	44,495,400	14,536,032
Movements in Class B ordinary shares represent only conversions to Class A ordinary shares.
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
25.Distributions Made
During the year ended 30 June 2025, the Company did not declare or pay any dividends (2024: nil; 2023: nil).
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
The Trigger event - the listing on the New York Stock Exchange - occurred on 27 July 2018. At 30 June 2025, the EBT held 6,965 shares (30 June 2024: 12,968), out of which 6,965 (30 June 2024: 6,965) are allocated to employee JSOPs. For the year ended 30 June 2025, no awards under the JSOP were exercised (2024: nil) and settled by shares of the EBT, no JSOPs were cancelled (2024: nil) and settled by shares of the EBT, 6,003 options under LTIP were exercised (2024: nil) and settled by shares of the EBT and no options under SAYE were exercised (2024: 258) and settled by shares of the EBT.
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
The EIP provides for the grant of options, share appreciation rights, or SAR’s, restricted shares, restricted share units (“RSUs”), performance restricted share units (“PSUs”) and other share-based awards. All awards under the EIP are set forth in award agreements, which detail the terms and conditions of awards, including any applicable vesting and payment terms, change of control provisions and post-termination exercise limitations.
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
During the fiscal year ended 30 June 2025, the Company granted RSUs and PSUs. RSUs and PSUs are contractual promises to deliver our Class A ordinary shares in the future, which may also remain forfeitable unless and until specified conditions are met. The plan administrator may provide that the delivery of the shares underlying RSUs will be deferred on a mandatory basis or at the election of the participant. The terms and conditions applicable to restricted shares, RSUs and PSUs will be determined by the plan administrator, subject to the conditions and limitations contained in the EIP.
During the reporting period, discounted "Share Success" ("SS") options were granted under the EIP to all eligible employees from the Vietnamese subsidiary of the Company.
2018 Sharesave Plan
The Sharesave Plan was originally adopted by our board of directors on 16 April 2018 and approved by our shareholders on 3 May 2018. The Sharesave Plan was originally adopted as a U.K. tax advantaged share option plan that was intended to comply with the requirements of Schedule 3 to the Income Tax (Earnings and Pensions) Act 2003, or Schedule 3.

On 1 March 2025, the Board amended the Sharesave Plan such that it is no longer intended to comply with the requirements of Schedule 3 (there having been no outstanding options subsisting under the 2018 Sharesave Plan at that time) and is instead intended to be used for the grant of options under the Share Success Plan, including the CSOP Sub-Plan thereto. The CSOP Sub-Plan is a U.K. tax advantaged share option plan and that is intended to comply with the requirements of Schedule 4 to the Income Tax (Earnings and Pensions) Act 2003.
The Sharesave Plan provides that the board may require employees to have completed a qualifying period of employment (of up to five years) before they may apply for the grant of an option to purchase Class A ordinary shares. Participation in the Sharesave Plan requires employees to agree to make regular monthly contributions to an approved savings contract of three or five years (or such other period permitted by the governing legislation). These requirements do not apply to options granted under the Share Success Plan.

No options to purchase Class A ordinary shares may be granted under the Sharesave Plan more than 10 years after the Sharesave Plan has been approved by shareholders.
During the reporting period, discounted options were granted under the Share Success Plan (a sub-plan to the Sharesave Plan) to all eligible employees at the prescribed eligibility date, other than the U.K. employees which were granted under a CSOP sub-plan to the Share Success Plan. These options are disclosed separately from other awards under the Sharesave Plan and CSOP.
Options granted under the Share Success Plan will normally be exercisable for a seven-years period from the end of the three-year vesting period, subject to any variations required for compliance with local laws. Any options not exercised within the relevant exercise period will be considered as expired.

Movements during the year
The number and the weighted-average exercise prices of the share options under the above arrangements were as follows:

	CSOP	JSOP	LTIP	EIP	SAYE	SS
Options outstanding at 1 July 2024	—	6,965	25,687	1,591,672	2,729	2,697,664
Options granted during the year	—	—	—	2,258,950	—	2,071,531
Options exercised during the year	—	—	(24,462)	(473,456)	—	—
Options forfeited during the year	—	—	(1,225)	(1,489,769)	—	(595,658)
Options expired during the year	—	—	—	—	(2,729)	(302,480)
Options outstanding at 30 June 2025	—	6,965	—	1,887,397	—	3,871,057

Options outstanding at 1 July 2023	5,845	6,965	29,012	904,825	345,845	1,465,971
Options granted during the year	—	—	—	1,782,074	—	1,666,502
Options exercised during the year	(5,845)	—	(3,325)	(397,562)	(165,700)	(84)
Options forfeited during the year	—	—	—	(697,665)	(14,859)	(434,725)
Options expired during the year	—	—	—	—	(162,557)	—
Options outstanding at 30 June 2024	—	6,965	25,687	1,591,672	2,729	2,697,664

Options outstanding at 1 July 2022	5,845	34,075	96,324	1,158,575	598,614	445,491
Options granted during the year	—	—	—	536,814	—	1,212,215
Options exercised during the year	—	(27,110)	(64,312)	(522,661)	(217,684)	—
Options forfeited during the year	—	—	(3,000)	(267,903)	(35,085)	(191,735)
Options outstanding at 30 June 2023	5,845	6,965	29,012	904,825	345,845	1,465,971

Weighted average exercise price 30 June 2025 - £	—	—	—	—	—	27.89
Weighted average exercise price 30 June 2024 - £	—	—	—	—	39.70	49.87
Weighted average exercise price 30 June 2023 - £	0.90	—	—	—	39.78	64.55
Weighted average share price at exercise date 2025 - £	—	—	21.40	19.33	—	—
Weighted average share price at exercise date 2024 - £	24.63	—	21.48	39.72	55.94	56.18
Weighted average share price at exercise date 2023 - £	—	61.90	57.41	57.55	58.25	—
Weighted average contractual life 2025 - years	0	11	0	3	0	5
Weighted average contractual life 2024 - years	0	12	1	2	0	5
Weighted average contractual life 2023 - years	1	13	2	2	1	6
Options expired during the year refers to options for which the holder did not exercise during the exercise window. There were 2,729 share options which expired under Sharesave Plan during the year ended 30 June 2025 (2024: 162,557) and 302,480 share options which expired under Share Success Plan during the year ended 30 June 2025 (2024: nil).
The Share Success Plan was launched in 2021. The Plan matured in December 2024, however, the IT industry has seen a significant downturn and the share price recorded a considerable decrease. For the 2021 plan to become profitable, the Endava share price needed to be significantly higher than the option price of $124.20 fixed when the plan was lunched. Therefore, the Board of Directors have taken the decision to amend the exercise window such that any unexercised options in the 2021 Share Success Plan expired on 31 January 2025. There was no impact on the fair value and the charge recognised, as the Plan was vested at that moment and all the charge was already recognised.
As of 30 June 2025, nil (2024: 28,416) share options were exercisable under the Company’s equity compensation plans.
Options granted in the period have been valued using a Black Scholes option pricing model using the following inputs:

	2025	2024	2023
Exercise price	£0.00 - £16.67	£0.00 - £39.02	£0.00 - £55.05
Risk free rate	3.93%	4.49%	4.23%
Expected volatility	54.98%	50.10%	50.36%
Expected dividends	—	—	—
Fair value of option	£8.39 - £28.85	£20.77 - £56.41	£33.56 - £72.71
A small portion of the options granted in the reporting period would vest upon fulfillment of market-based performance conditions. Their fair value has been determined using a Monte Carlo option pricing model. Expected volatility is based on the historical volatility of the Company’s share price.
For the year ended 30 June 2025, the Group recognised £32.0 million (2024: £34.7 million; 2023: £31.1 million) of share-based compensation expense in respect of the above share option schemes. The share-based compensation expense is presented under allocated cost of sales and selling, general and administrative expenses on the face of the statement of comprehensive income.
27. Movements in Equity
Share capital, capital redemption reserve, retained earnings and treasury shares
During the reporting period, the Company repurchased 4,836,738 class A ordinary shares at a total cost of £64.9 million, out of which 3,310,791 were cancelled during the reporting period at a total cost of £46.9 million and the remaining 1,525,947 are classified as treasury shares upon repurchase as at 30 June 2025.
The share repurchases resulted in a decrease in share capital of £0.1 million and a corresponding increase in capital redemption reserve of the same amount, a decrease in retained earnings of £46.9 million and an increase in treasury shares of £18.0 million. The treasury shares balance at period end represents own equity instruments repurchased but not yet cancelled. The cost of repurchased equity instruments was £64.9 million and the cost of the cancelled ones was £46.9 million.
Other reserves
The impact of the net investment hedge on other reserves was £0.2 million.
£40.2 million was recognised as exchange difference losses from translating foreign operations during the reporting period, mainly driven by translation of USD and Indian Rupee operations into Pounds sterling.

28. Cash Flow
Operating Activities

Adjustments	2025 £’000	2024 £’000	2023 £’000
Depreciation, amortisation and impairment of non-financial assets	£44,941	£38,941	£32,927
Unrealised foreign exchange loss	3,267	3,249	5,441
Interest income	(1,256)	(6,171)	(3,506)
Fair value movement of financial liabilities	(5,755)	(9,133)	(11,828)
Interest expense	10,646	6,181	3,469
Net loss/(gain) on disposal of non-current assets (tangibles and intangibles)	128	690	(45)
Share-based compensation expense	32,045	34,678	31,058
Hyperinflation effect (gain)	—	—	(386)
Research and development tax credit	(464)	(7,788)	(5,027)
Loss on derecognition of right-of-use assets sub-leased	—	81	—
Net loss/(gain) on disposal of right-of-use asset	70	(139)	(1)
Fair value movement of financial assets	(19)	(18)	(2)
Grant income	(1,994)	(2,803)	(2,935)
Total adjustments	£81,609	£57,768	£49,165

Net changes in working capital	2025 £’000	2024 £’000	2023 £’000
(Increase)/decrease in trade and other receivables	£(18,602)	£5,532	£(3,937)
Decrease in trade and other payables	(21,584)	(22,112)	(12,136)
Net changes in working capital	£(40,186)	£(16,580)	£(16,073)
Financing Activities
Non-Cash Changes Arising from Financing Activities

Grant received	Beginning of the year £’000	Cash received £’000	Grant income £'000	Non-cash foreign exchange £'000	End of the year £'000
2023	(437)	494	(2,935)	1	(2,877)
2024	(2,877)	707	(2,803)	81	(4,892)
2025	(4,892)	274	(1,994)	61	(6,551)

The grants receivable in 2023, 2024 and 2025 are presented in trade and other receivables.

Borrowings	Beginning of the year £’000	Proceeds from borrowings £’000	Repayment of borrowings £’000	Non-cash foreign exchange £’000	Non-cash Other £'000	End of the year £'000
2024	—	(153,814)	8,056	795	209	(144,754)
2025	(144,754)	(85,562)	43,404	6,149	(180)	(180,943)
The movements in lease liabilities for fiscal years 2025 and 2024 are disclosed in Note 23.
Investing activities
No other acquisition related settlements were incurred during fiscal year 2025.
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
29.Capital Commitments
Amounts contracted but not provided for in the financial statements amounted to £nil in the year ended 30 June 2025 (2024: £nil).
30.Contingent Liabilities
The Group had no contingent liabilities at 30 June 2025 (2024: £18.5 million 2023: £0.0 million).
The Group has historically claimed tax credits through its subsidiary, Endava (UK) Ltd, under the U.K.’s RDEC program, which incentivises research and development activities that are directed and overseen from the U.K., resulting in advancements in knowledge or technology.
For the fiscal year ended 30 June 2022, HMRC initiated an inquiry into Endava (UK) Ltd's RDEC claim. The company’s tax years from 30 June 2016, onward remained open to inspection by HMRC. The total value of these RDEC claims, including estimates for the fiscal years ended 30 June 2023 and 2024, was approximately £18.5 million, net of tax.

Whilst the inquiry is still ongoing, the Group no longer believes that there is a material contingent liability at 30 June 2025 in respect of its historic RDEC claims and continues to accrue no provision in respect of the claim.

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
In the fiscal year ended 30 June 2025, 29.3% of our sales were denominated in the British Pound, 43.4% of our sales were denominated in U.S. dollars, 19.2% were denominated in Euros and the balance was in other currencies. Conversely, during the same time period, 45.6% of our expenses were denominated in Euros (or in currencies that largely follow the Euro, including the RON) and 21.4% in U.S. dollars. As a result, strengthening of the Euro relative to the British Pound and weakening of the U.S. dollar relative to the British Pound present the most significant risks to us. Any significant fluctuations in currency exchange rates may have a material impact on our business.
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
Foreign currency denominated financial assets and liabilities which expose the Group to currency risk are disclosed below. The amounts shown are translated into GBP at the closing rate:

30 June 2025	GBP £‘000	EUR £‘000	USD £‘000	RON £‘000	Others £‘000	TOTAL £‘000
Financial assets	111,397	26,699	43,278	4,715	48,937	235,026
Financial liabilities	(195,452)	(5,448)	(27,671)	(45,562)	(30,584)	(304,717)
Total	(84,055)	21,251	15,607	(40,847)	18,353	(69,691)

30 June 2024 (Restated) (1)	GBP £‘000	EUR £‘000	USD £‘000	RON £‘000	Others £‘000	TOTAL £‘000
Financial assets	96,586	35,278	46,851	2,300	46,108	227,123
Financial liabilities	(163,168)	(7,083)	(49,074)	(52,325)	(34,888)	(306,538)
Total	(66,582)	28,195	(2,223)	(50,025)	11,220	(79,415)
(1) Restated to include the effects of revisions arising from provisional to final acquisition accounting for GalaxE (refer to note 3C for details).
The Group is also exposed to exchange differences arising from the translation of its subsidiaries' financial statements into the Group's presentation currency of Sterling with the corresponding exchange differences taken directly to equity. For some of the subsidiaries net investment hedge accounting is used to hedge foreign currency risk of the retranslation of net investments in currencies other than the Group’s functional currency. In 2024 and 2025 the hedge was tested for effectiveness, concluded to be 100% effective and as per the Group accounting policy the results were recognised in other comprehensive income.
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

During the year ended 30 June 2025, the Sterling/US dollar volatility ranged from the US Dollar strengthening against Sterling by 6% to weakening by 6%.

	GBP/USD	Profit impact £’000	Equity impact £’000
30 June 2025	6%	1,066	7,532
30 June 2025	(6)%	(1,073)	(7,577)
During the year ended 30 June 2024, the Sterling/US dollar volatility ranged from the US Dollar strengthening against Sterling by 4% to weakening by 4%.

	GBP/USD	Profit impact £’000	Equity impact £’000
30 June 2024	4%	383	3,526
30 June 2024	(4)%	(375)	(3,458)
Interest Rate Sensitivity
At 30 June 2025, the Group is exposed to changes in market interest rates through bank borrowings on its Revolving Credit Facility at variable interest rates.
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
Credit Risk Analysis
Credit risk is the risk that a counterparty fails to discharge an obligation to the Group. The Group is exposed to this risk for various financial instruments, including trade receivables. The Group’s maximum exposure to credit risk is limited to the carrying amount of financial assets recognised at 30 June, as summarised below:

	2025 £’000	2024 £'000 (Restated)(2)
Trade receivables	£151,199	£149,855
Accrued income	23,973	14,194
Other financial assets	509	716
Cash and cash equivalents	59,345	62,358
Total	£235,026	£227,123
(1) Restated to include the effects of revisions arising from provisional to final acquisition accounting for GalaxE (refer to note 3C for details).
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
As at 30 June 2025, the Group’s non-derivative financial liabilities had contractual maturities (including interest payments where applicable) as summarised below:

30 June 2025	Current 0 - 6 months £’000	Current 6 - 12 months £’000	Non-Current 1 - 5 years £’000	Non-Current +5 years £’000
Revolving credit facility	£4,426	£4,354	£194,896	£—
Lease liabilities	7,289	6,372	32,897	4,579
Financial guarantees	696	832	2,890	158
Trade payables	7,849	—	—	—
Accruals	50,129	—	—	—
Client volume discounts/rebates	6,920	7,890	—	—
Deferred consideration	3,376	—	—	—
Contingent consideration	—	100	401	—
Total	£80,685	£19,548	£231,084	£4,737
The impact of discounting for deferred and contingent consideration is not material.
There were no forward foreign currency options in place at 30 June 2025.

As at 30 June 2024, the Group’s non-derivative financial liabilities had contractual maturities (including interest payments where applicable) as summarised below:

30 June 2024 (Restated) (1)	Current 0 - 6 months £’000	Current 6 - 12 months £’000	Non-Current 1 - 5 years £’000	Non-Current +5 years £’000
Revolving credit facility	£4,305	£4,235	£158,323	£—
Lease liabilities	7,124	7,326	39,000	10,487
Financial guarantees	3,414	680	1,673	222
Trade payables	10,976	—	—	—
Accruals	57,100	—	—	—
Client volume discounts/rebates	—	20,078	—	—
Deferred consideration	2,915	3,322	943	—
Contingent consideration	2,806	5,638	—	—
Total	£88,640	£41,279	£199,939	£10,709
(1) Restated to include the effects of revisions arising from provisional to final acquisition accounting for GalaxE (refer to note 3C for details). Off balance sheet financial guarantees were included in the list of financial liabilities.
The impact of discounting for deferred and contingent consideration is not material.

32.Capital Management Policies and Procedures
The Group’s capital management objectives are:
•to ensure the Group's ability to continue as a going concern; and
•to provide an adequate return to shareholders by pricing products and services commensurately with the level of risk.
The Group monitors capital on the basis of the carrying amount of equity plus the revolving credit facility loan, less cash and cash equivalents as presented on the consolidated balance sheets. The Group manages its capital structure and makes adjustments in the light of changes in economic conditions and the risk characteristics of the underlying assets.

	2025 £’000	2024 £’000
Equity	£582,939	£639,455
Loans and borrowings	180,943	144,754
Less: Cash and cash equivalents	(59,345)	(62,358)
Total Capital	£704,537	£721,851

33.Subsequent Events
On 1 July 2025, the Group acquired Class35 Limited, a UK based technology consultancy company (“Class35”). Class35 collaborates at the most senior levels within clients in shaping and validating digital products and services to conquer business problems and opportunities, with emphasis on customers and growth. Class35 boosts

Endava's ideation capabilities, adding talented people and several active client relationships within financial services, retail, energy, and other sectors.

The total consideration was £3.9 million and includes elements of cash and equity. Of the total consideration, £3.3 million was paid at completion, which remains subject to post closing adjustments on cash, debt and equity of Class35.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Endava plc

/s/ John Cotterell
Name:	John Cotterell
Title:	Chief Executive Officer
(Principal Executive Officer)

Date: September 4, 2025